Form 20-F
period 2004-12-31
AIXTRON AG
filed 2005-06-24
CIK 1089496

As filed with the Securities and Exchange Commission on [•], 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☑	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-51196

AIXTRON Aktiengesellschaft

(Exact Name of Registrant as Specified in Its Charter)

Federal Republic of Germany

(Jurisdiction of Incorporation or Organization)

Kackertstrasse 15-17

D-52072 Aachen

Federal Republic of Germany

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, no par value (only in connection with the listing of its American Depositary Shares on the Nasdaq SmallCap Market)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004: 64,831,512 ordinary shares, no par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18   ☑

(continued)

Presentation of Information

In this Annual Report on Form 20-F (this “report”), unless the context otherwise requires, references to “we,” “us,” “our,” “company” or “AIXTRON” are to AIXTRON Aktiengesellschaft and its consolidated subsidiaries. Throughout this report, whenever a reference is made to our website, such reference does not incorporate information from the website by reference into this report.

Our audited Consolidated Financial Statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and the regulations of the United States Securities and Exchange Commission (“SEC”), Washington D.C., USA.

We publish our audited Consolidated Financial Statements in euros. As used in this report, “EUR”, “euro” or “€” means the single unified currency that was introduced in the Federal Republic of Germany and ten other participating member states of the European Union on January 1, 1999. “U.S. dollar”, “U.S.$,” or “USD” means the lawful currency of the United States of America.

Except where we otherwise attribute market or industry data to another source, all such data included in this report are our own estimates. These estimates are based upon our experience in our industry and our familiarity with the relevant markets. While we believe these estimates to be reliable, we have not verified them with independent sources.

Forward-Looking Statements

We believe that various statements in this report may constitute forward-looking statements. You can identify these statements by forward-looking words such as “may,” “will,” “could,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations. There may be events in the future that we are unable accurately to predict or over which we have no control. The risk factors and cautionary language discussed in this document provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in our forward-looking statements, including among other things:

•	the extent to which the technologies we offer are demanded by the market place;

•	the actual number of customer orders we receive;

•	the timing of final acceptance of products by customers;

•	the financial climate and accessibility of financing, general conditions in the thin film equipment market and in the macro-economy;

•	cancellations, rescheduling or delays in product shipments;

•	manufacturing capacity constraints;

•	lengthy sales and qualification cycles;

•	difficulties in the production process;

•	changes in semiconductor industry growth;

•	increased competition;

•	exchange rate fluctuations;

•	availability of government funding;

•	variability and availability of interest rates;

•	delays in developing and commercializing new products; and

•	general economic conditions being less favorable than expected.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

All subsequent written and oral forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We do not undertake and expressly disclaim any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The table below presents our selected historical consolidated financial data as of the dates and for the periods indicated, which are derived from our audited Consolidated Financial Statements. The historical consolidated statement of operations data presented below for the fiscal years ended December 31, 2004, 2003 and 2002 and the historical consolidated balance sheet data as of December 31, 2004 and 2003 have been derived from our historical Consolidated Financial Statements included in this report and audited by Deloitte & Touche GmbH in accordance with the standards of the Public Company Accounting Oversight Board (United States).

You should read the selected consolidated financial data set forth below in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our Consolidated Financial Statements included in this report. The historical results included below and elsewhere in this report are not necessarily indicative of our future performance.

	Historical (in thousands of euro, except share and per share data) As of or For the Year Ended December 31,
	2000	2001	2002	2003	2004
Consolidated Statement of Operations Data:
Revenue	152,854	237,765	152,112	90,402	140,004
Operating income (loss)	28,925	55,113	20,890	(26,606)	8,097
Net income (loss)	13,830	34,221	15,143	(17,838)	7,146
Earnings (loss) per share-basic (EUR)(1)	0.22	0.53	0.23	(0.28)	0.11
Earnings (loss) per share-diluted (EUR)(1)	0.21	0.53	0.23	(0.28)	0.11
Dividends declared per common share (EUR)(2)	0.04	0.10	0.18	0.08	0.00
Consolidated Balance Sheet Data:
Total assets	220,813	254,984	192,760	163,712	174,880
Total liabilities	100,288	104,303	40,770	35,261	39,476
Minority interests	107	271	359	159	0
Shareholders’ equity	120,418	150,410	151,631	128,292	135,404
Subscribed capital	32,322	64,829	64,832	64,832	64,832
Other Data:
Adjusted weighted average number of shares outstanding
- basic	63,023,040	64,693,389	64,828,872	64,831,512	64,831,512
- diluted	65,237,400	64,867,920	64,854,312	64,831,512	64,856,952

(1)	Gives effect to the increases in stated share capital of 2:1 and 2:1 in 2000 and 2001, respectively, resulting in respective cumulative conversion factors of 1:2 in 2000 and 1:1 in 2001 when compared to results as reported in those periods.

(2)	Dividends declared in each year relate to prior year earnings. Gives effect to the increases in stated share capital of 2:1 and 2:1 in 2000 and in 2001, respectively, resulting in respective cumulative conversion factors of 1:4 and 1:2 when compared to actual dividends paid per share.

Exchange Rate Information

The following tables set forth, for the periods indicated, information concerning the exchange rates for euros per U.S. dollar. We have provided these rates solely for your convenience and you should not construe these translations as a representation that euro amounts actually represent these U.S. dollar amounts or that the euro amounts could have been, or could be, converted into U.S. dollars at those rates or at any other rate. We did not use these rates in the preparation of our financial statements included elsewhere in this report. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the U.S. dollar equivalent of the euro price of our ordinary shares traded on the Frankfurt Stock Exchange and are likely to affect the market price of our American Depositary Shares (“ADSs”) traded on the Nasdaq Small Cap Market.

As used in this report, the term “noon buying rate” refers to the rate of exchange for euro, expressed in U.S. dollar per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

The table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. dollar per euro for our fiscal years. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average Rate
2000	0.9207
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478
Quarter ended March 31,	1.3097

The following table shows the noon buying rates for euros in U.S. dollars for the last six months.

Month Ended	High	Low
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February	1.3274	1.2773
March	1.3465	1.2877
April	1.3093	1.2819
May	1.2936	1.2349
June (through June 9)	1.2320	1.2216

On June 9, 2005, the noon buying rate was U.S. $ 1.2216 per € 1.00.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described all the risks that we consider material but the risks described below are not the only ones we face. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

Risks Relating to Our Company

The compound semiconductor and the semiconductor industry is highly volatile and unpredictable, which may adversely affect our operating results and result in significant volatility in our stock price.

The health of the compound semiconductor and the semiconductor manufacturing equipment industry is affected by semiconductor industry cycles. The industry has historically experienced sudden changes in supply and demand for semiconductors. Although semiconductors are used in many different products, the markets for those products are interrelated to various degrees. The timing, length and severity of these cycles are difficult to predict. During periods of declining demand for semiconductor manufacturing equipment, we need to be able to quickly and effectively align our cost structure with prevailing market conditions, to manage our inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. Because a high proportion of our costs are fixed in the near term, our ability to reduce expenses quickly in response to revenue shortfalls is limited. During periods of rapid growth, our business must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people. Our customers often accelerate or delay expenditures, as well as attempt to cancel or reschedule orders in reaction to variations in their businesses or general economic conditions. As a result, we must be able to react quickly to these changing market conditions. The inability of our business to align our cost structure and manufacturing capabilities with industry fluctuations could lead us to incur significant losses or to fail to capitalize on increased demand. In either case, our results of operations may be adversely affected, which could result in significant volatility in our stock price.

A loss of customers or collaborators in our semiconductor equipment business could have a negative impact on our compound semiconductor business.

A substantial investment is required by customers to install and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, if a customer selects a competitor’s product over ours for technical superiority or other reasons, we could experience difficulty selling to that customer for a significant period of time.

Our business operates in a highly competitive industry characterized by increasingly rapid technological changes, and if we do not develop new products in a timely manner, we may not be able to compete successfully in this market.

The introduction of new products and technologies grows increasingly complex over time. If our business does not develop and introduce new products and technologies in a timely manner in response to changing market conditions or customer requirements, our financial condition and results of operations could be materially and adversely affected. Our competitive advantage and future success depend on our ability to:

•	successfully develop new products and technologies;

•	develop new markets for our products and services;

•	introduce new products to the marketplace in a timely manner;

•	qualify new products with our customers; and

•	commence and adjust production to meet customer demands.

We cannot assure you that we will be able to conduct these activities as successfully in the future as we have in the past.

Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. In addition, we face competition from smaller emerging equipment companies whose strategy is to provide a portion of the products and services that our semiconductor equipment business offers, using innovative technology to sell products into specialized markets. New product introductions or enhancements by our competitors could cause a decline in sales or loss of market acceptance of our existing products. Increased competitive pressure could also lead to intensified price competition resulting in lower margins. Our failure to compete successfully with these other companies would seriously harm our business.

We face lengthy sales and qualifications cycles for our products and, in many cases, must invest a substantial amount of time and funds with no assurance that these efforts or expenditures will result in sales.

Sales of our systems primarily depend upon the decision of a prospective customer to upgrade its manufacturing capabilities, which typically involves a significant capital commitment by the customer. Customers usually place orders with us between three to nine months, or longer, after our initial contact with them regarding a particular system. We often experience delays in obtaining system sales orders while customers evaluate and receive internal approvals for the purchase of these systems. These delays may include the time necessary to plan, design or complete a new or expanded semiconductor fabrication facility. Due to these factors, we expend substantial funds and sales, marketing and management efforts to sell our semiconductor production systems. These expenditures and efforts may not result in sales.

In order to expand our materials production capabilities, we have dedicated a number of our systems to the manufacture of wafers and devices. Some of our products are currently being tested to determine whether they meet customer or industry specifications. During this qualification period, we invest significant resources and dedicate substantial production capacity to the manufacture of these new products, prior to any commitment to purchase by the prospective customer and without generating significant revenues from the qualification process. If we are unable to meet these specifications or do not receive sufficient orders to profitably use the dedicated production capacity, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our historical and future budgets for operating expenses, capital expenditures, operating leases and service contracts are based upon our assumptions as to the anticipated market acceptance of our products. If our products do not achieve expected customer demand, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our quarterly operating results fluctuate significantly, which may cause the market price of our ordinary shares and our ADSs to increase or decrease significantly.

We have historically experienced significant fluctuations in our quarterly operating results and we anticipate that such fluctuations will continue. Our results may vary significantly depending on a number of factors, including:

•	changes in the semiconductor market environment;

•	changes in regulations affecting the semiconductor industry;

•	changes in the mix or cost of our products and services; and

•	the timing of the introduction or acceptance of new products and services offered by us or our competitors.

In addition, we derive a substantial portion of our net sales in any fiscal period from the sale of a relatively small number of high-priced systems. As a result, the timing of recognition of revenue for a single transaction could have a material effect on revenues and operating results for a particular reporting period. Delay of only a week or two can often shift the related booking of revenues into the next quarter, which could adversely affect our ability to meet expectations. In addition, customers at times attempt to cancel or reschedule purchase orders, even when not permitted to do so under the contractual terms of the purchase order.

As stated above, we have experienced long and unpredictable sales cycles. The timing of an order often depends on the capital expenditure budget cycle of customers. In addition, the time it takes us to build a product to customer specifications, which we refer to as the build cycle, typically ranges from four to nine months, followed in certain cases by a period of customer acceptance during which the customer evaluates the performance of the system and may potentially reject the system. As a result of the build cycle and evaluation periods, the period between a customer’s initial purchase decision and revenue recognition on an order often varies widely, and variations in length of this period can cause further fluctuations in operating results.

The factors described above, together with the cyclicality of the semiconductor industry, could cause the market price of our ordinary shares and our ADSs to fluctuate significantly.

Our business is exposed to the risks of operating a global business.

Our business has operations located throughout the world to support our sales and services to the global semiconductor industry. In addition to our principal facilities in Germany and the United Kingdom, we have sales and service facilities in the United States, China, Japan, South Korea and Taiwan and an engineering facility in Sweden. Managing global operations located throughout the world presents challenges associated with, among other things, cultural and linguistic diversities and organizational alignment. These challenges may make it more difficult for us to consistently and successfully set and implement business strategies and enforce centralized business processes and controls across our distributed enterprise. In addition, we are subject to the risks associated with international sales and exchange rate fluctuations set forth in the following risk factors.

We are highly dependent on international sales, particularly sales in Asian countries.

Sales outside of Europe accounted for 90.26% of our total net sales for the year ended December 31, 2004, versus 88.57% and 84.99% of total net sales for the years ended December 31, 2003 and 2002. Net sales to our Asian based customers accounted for 77.21% of total net sales for the year ended December 31, 2004, versus 72.74% and 56.10% of total net sales for the years ended December 31, 2003 and 2002. We anticipate that international sales, including sales to Asia, will continue to account for a significant portion of our net sales. As a result, a significant portion of our net sales will be subject to risks, including:

•	unexpected changes in foreign law or regulatory requirements;

•	exchange rate volatility;

•	tariffs and other trade barriers;

•	political and economic instability;

•	military confrontation;

•	difficulties in accounts receivable collection;

•	extended payment terms;

•	difficulties in managing distributors or representatives;

•	difficulties in staffing our subsidiaries;

•	difficulties in managing foreign subsidiary operations; and

•	potentially adverse tax consequences.

Wherever currency devaluations occur abroad, our products become more expensive for our customers in that country. In addition, difficult economic conditions may limit capital spending by customers. These circumstances may also affect the ability of customers to meet their payment obligations, resulting in cancellations or deferrals of existing orders and the limitation of additional orders.

Exchange rate fluctuations could adversely affect our ability to price our products competitively and our operating results.

Our operations are conducted by entities in many countries and, a substantial portion of our sales and production costs are denominated in currencies other than the euro. As a result, fluctuations between the value of the euro and other major currencies, in particular the U.S. dollar, may affect our operating results. For example, the depreciation of the U.S. dollar against the euro resulted in our products becoming relatively less profitable than products from manufacturers whose costs and revenues are denominated in U.S. dollars. Accordingly, we believe that the depreciation of the U.S. dollar had a significant negative impact on our sales in 2003 and 2004. Revenues based on system sales in 2003 would have been 19.0% higher at the same exchange rate as used to report results in 2001, and 14.4% higher at the same exchange rate as used to report results in 2002. System revenues in 2004 would have been 25.0% higher at the same exchange rate as used to report results in 2002, and 7.5% higher at the same exchange rate as used to report results in 2003. Moreover, some AIXTRON entities import and export goods and services in currencies other than their own functional currencies, principally the U.S. dollar. The results of such entities could therefore be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. We have entered into contracts to reduce part of these receivables-related exposures through financial instruments in the form of currency forward contracts. However, we will not be able to completely eliminate the risk that fluctuations in foreign currencies will adversely affect our operating results.

We are exposed to risks associated with acquisitions.

Although we have no current plans to undertake any acquisitions other than our recent acquisition of Genus, Inc. (“Genus”) we may make acquisitions of, or significant investments in, other businesses with complementary products, services or technologies. Acquisitions involve many risks. If we engage in additional acquisitions, we may need to invest additional amounts in our administrative functions to address the expanded operations. We may not be successful in addressing the risks that these future acquisitions may present and we may fail to realize the perceived benefits of such acquisitions.

Our operating results could be harmed if we lose access to sources of materials or services.

The systems that we produce are complex and require us to manufacture or obtain through third party sources many critical components. Many of these components are available from a limited number of suppliers or even a single supplier. Because of the cost of our systems, we generally endeavor to limit our inventories as much as possible. Because we often do not account for a significant part of our vendors’ business, we may not have access to sufficient capacity from these vendors in periods of high demand. In addition, we risk having important suppliers terminate product lines, change business focus or even go out of business. If we were required to change any of our vendors, we would be required to re-qualify each new vendor. In the near term, our vendor qualification processes could prevent or delay component shipments, which could in turn prevent us from delivering products to our customers in a timely manner.

Although we have not experienced any material delays related to our suppliers in the last three years, any such delays would result in delays in customer acceptance, and ultimately, to our ability to generate revenues. In addition, we generally do not have long term supply agreements with our vendors. Consequently, we could experience significant price increases and may not be able to obtain replacement components in a timely manner or at all. As a consequence, we could experience increased cost of goods which could adversely affect our gross margins and operating results. We estimate that it could take approximately six to eighteen months to replace vendors of certain critical components used in our systems.

We may increase production in anticipation of customer orders that may not materialize, which would negatively affect our operating results.

We schedule production of our systems based upon order backlog and customer commitments. Based on the complexity of the systems that we produce, we must expend considerable efforts in hiring, training and retaining qualified manufacturing personnel. We have in the past experienced delays in customer delivery schedules, as well as outright cancellations of orders. As a consequence, we may incur significant near term expenses for manufacturing capabilities that we may not be able to fully utilize, which would negatively affect our gross margins and our profitability. Moreover, industry analysts evaluate our backlog in determining our prospects. If we experience significant reductions in our backlog as a result of cancellations or our failure to obtain new bookings, we could experience negative ratings from analysts which could adversely impact the trading value of our stock.

Our businesses use potentially harmful chemical and other hazardous materials. If we were to use these materials in a manner that causes injury, we could be subject to damages, which could harm our results of operations and financial condition.

The research and development activities in both our compound semiconductor and semiconductor equipment businesses involve the controlled use of potentially harmful chemical and other hazardous or potentially hazardous materials and radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to the laws and regulations of numerous jurisdictions governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant. Costs incurred by us to comply with environmental laws and regulations include local, state and federal fees and costs related to the installation and maintenance of safeguards to mitigate the risk of potential release of hazardous materials (including equipment safeguards, such as scrubbers). The amounts expended in compliance with these laws and regulations to date have not had a material effect on our capital expenditures, earnings and competitive position and we do not expect to incur significant additional capital expenditure exclusively to address compliance with environmental laws and regulations.

We are subject to risks associated with non-compliance with environmental regulations.

We are subject to environmental regulations related to the disposal of hazardous wastes used in the development, manufacturing and demonstration of our products. Failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of production, each of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to the risk that third parties may violate our proprietary rights or accuse us of infringing upon their proprietary rights.

Our success in the markets in which we operate may depend on our ability to operate without infringing the intellectual property rights of others and to prevent others from infringing our intellectual property rights.

There has been substantial litigation regarding patents and other intellectual property rights in the semiconductor industry. We may become a party to patent litigation or proceedings to determine our patent rights with respect to third parties, including, potentially, our customers. Interference proceedings may be necessary to establish which party was the first to discover certain intellectual property. We may also become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by third parties, or to defend against similar claims by others. The cost to us of any patent litigation or similar proceeding could be substantial, and it may require significant management time. Any patent infringement litigation may also adversely affect our ADS or ordinary share prices. If infringement litigation against us is resolved unfavorably, we may be enjoined from providing some of our products or services without a license from a third party. We may not be able to obtain the requisite license on commercially acceptable terms or at all, which could require us to cease selling systems that contain infringing technology until we can identify and implement subsystems that do not infringe on third party technology. We may not be successful in developing non-infringing solutions and may be prevented from selling our systems, which could result in a significant reduction in our revenues and a reduction in the value of our common stock.

Our success is dependent upon the protection of our proprietary rights. In the high-tech industry, intellectual property is an important asset that is always at risk of infringement. We incur costs to file for patents and defend our intellectual property and we rely upon the laws of Germany and of foreign countries in which we develop, manufacture or sell our products to protect our proprietary rights. However, there can be no assurance that these proprietary rights will provide competitive advantages, or that other parties will not challenge, invalidate or circumvent these rights. Moreover, the laws of some foreign countries, may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Infringement upon our proprietary rights by a third party could result in uncompensated lost market and revenue opportunities for us.

Our competitive position may depend on our ability to protect our trade secrets. If we are unable to protect our trade secrets, other companies may be able to compete more effectively against us, and our business could suffer.

We rely on trade secret protection for our confidential and proprietary information and procedures. We currently protect these information and procedures as trade secrets through recognized practices, including confidentiality agreements with employees, consultants, collaborators and customers. These confidentiality agreements may be breached, however, and we may not have adequate remedies for any breach. In addition, these trade secrets may otherwise become known to, or be independently discovered by, competitors. If our trade secrets were to become known to, or be independently discovered by, competitors, we could face more intense competition and our business could suffer.

Beginning with the fiscal year ending December 31, 2005, we will prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”), which are different from US GAAP.

We currently prepare our financial statements in accordance with US GAAP. Starting with the fiscal year ending December 31, 2005, we will prepare our Consolidated Financial Statements in accordance with IFRS. There may be substantial and adverse differences between the results of operations, cash flows and financial condition we report under US GAAP from the equivalent data we would report if we used IFRS. We have not presented a reconciliation of our financial statements to IFRS in this report.

Risks Relating to Holding Our ADSs and Ordinary Shares

You may be unable to enforce a judgment against our Company or members of our Executive Board or Supervisory Board.

We are a stock corporation organized under the laws of the Federal Republic of Germany. None of the members of our Supervisory or Executive Boards is currently a citizen or resident of the United States. Substantially all of the assets of these individuals and most of the assets of our company are located outside the United States. As a result, it may not be possible for you to enforce against them judgments obtained in United States courts based on the civil liability provisions of the United States securities laws. The enforcement in Germany of civil liabilities based solely upon United States securities laws in original actions or in actions for the enforcement of judgments of United States courts may encounter difficulties.

You may have less access to information about our Company and less opportunity to exercise your rights as a shareholder if you hold our ordinary shares through our ADSs.

The rights and terms of our ADSs are designed to replicate, to the extent reasonably practicable, the rights attendant to our ordinary shares, for which there is no active trading market in the United States. However, because of aspects of German law, our Articles of Association and the contractual terms of the deposit agreement under which our ADSs are issued, your rights as a holder of ADSs will differ in various ways from a shareholder’s rights, and you may be affected in other ways, including:

•	you may not be able to participate in rights offerings or dividend alternatives;

•	you may not receive copies of our reports as promptly as a holder of ordinary shares;

•	you will be able to exercise voting rights only by instructing the depositary how to exercise the voting rights of the shares that underlie your ADSs, and due to logistical, timing and other issues, you may not receive the opportunity to exercise a right to vote;

•	the deposit agreement may be amended by us and the depositary, or may be terminated by us or the depositary, without your consent in a manner that could prejudice your rights; and

•	the deposit agreement limits our obligations and liabilities and those of the depositary.

As the holder of our ADSs you may have fewer or less well-defined shareholders’ rights than you would as a holder of common stock of a US company.

Our corporate affairs are governed by our Articles of Association (Satzung) and German law. German law is generally less specific than U.S. law in terms of governance of corporate operations. Under German law, as a holder of our ADSs you may have fewer or less well-defined rights than you would as a shareholder of a US company. For example, a shareholder of a US corporation may institute lawsuits on behalf of the corporation and class actions. In contrast, a shareholder of a German corporation lacks the right to institute lawsuits to assert rights on behalf of a corporation and is not entitled to bring a class action. As a result, a shareholder of a German corporation may not be able to protect his or her interest in the shares as well as a shareholder of a US corporation could.

We may in the future be considered a passive foreign investment company.

The United States Internal Revenue Code contains special rules relating to passive foreign investment companies (“PFICs”). A United States holder who owns stock in a PFIC is generally subject to adverse tax consequences under these rules. These rules do not apply to non-United States holders. A company is treated as a PFIC if at least 75% of the company’s gross income for a taxable year consists of “passive income,” defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. While we believe we are currently not a PFIC, because a company’s status as a PFIC is a complex, factual determination made on an annual basis, there can be no assurance that we will not become a PFIC in the future. We explain in more detail the PFIC rules and their consequences to United States holders under “Item 10 Additional Information – Taxation”.

If we were classified as a PFIC, unless a US holder made a timely specific election, a special tax regime would apply to any “excess distribution,” which would be such holder’s share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder’s holding period, if shorter; and any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over such holder’s holding period for the ADSs. A US holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year’s taxes. Such US holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election or “QEF election”, which is an election to have AIXTRON treated as a qualified electing fund for US federal income tax purposes. You should consult your tax advisor of the consequences of AIXTRON’s classification as a PFIC.

A decline in the value of the euro could reduce the value of our ADSs.

Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the U.S. dollar equivalent of the euro price per ADS and the U.S. dollar value of any future distributions. For example, a decline in value of the euro against the U.S. dollar will negatively affect the dollar equivalent of the euro price of AIXTRON ordinary shares traded on the Frankfurt Stock Exchange, which would likely result in a lower market price of our ADSs on the Nasdaq SmallCap Market.

Because we are not obligated to continue to have our ADSs quoted on the Nasdaq SmallCap Market beyond eighteen months after the closing of our merger with Genus, your ability to trade the ADSs may be eliminated in the future, and the market prices of our ADSs and ordinary shares may be negatively affected and it may become more difficult to sell the ordinary shares.

It was a condition of the merger with Genus that our ADSs be approved for quotation on the Nasdaq SmallCap Market, and we have agreed to use our reasonable efforts to cause the ADSs to continue to be quoted on the Nasdaq SmallCap Market for a period of eighteen months after the closing of the merger on March 10, 2005. We had not previously issued securities admitted for trading on a US market. Accordingly, we cannot assure you as to the liquidity of the trading of our ADSs or the price at which you may be able to sell our ADSs. Because we are not obligated to continue to have the ADSs quoted on the Nasdaq SmallCap Market for a prolonged period, some United States holders of our ADSs may be prohibited from or disinclined to own shares of companies that may have no trading market inside the United States. This may result in the sale of ADSs received in the merger or the underlying ordinary shares, which could adversely affect the market price for the ADSs and ordinary shares. In addition, if the ADSs are no longer quoted on the Nasdaq SmallCap Market, there can be no assurance that a market will develop for the ADSs and it will be more difficult for a United States holder to sell the underlying ordinary shares outside the United States.

Identification of deficiencies or weaknesses in our internal control over financial reporting may have an adverse impact on our financial condition and results of operations and the trading price of our securities.

Commencing with our annual report for the year ending December 31, 2006, we currently expect to be required to include a report from our management relating to its evaluation of our internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the

“Sarbanes-Oxley Act”). We intend to take prompt measures to eliminate any identified deficiencies or weaknesses in our internal control structure. Such measures may involve significant effort and expense. We may also be required to disclose deficiencies or weaknesses prior to the filing of our annual report for the year ending December 31, 2006 and to disclose whether or not such deficiencies or weaknesses have been eliminated. Depending on the nature and extent of any identified deficiency or weakness, we could conceivably be required to restate previously issued financial statements. Any of such actions may have an adverse impact on our financial condition and results of operations and the trading price of our securities.

Item 4.	Information on the Company

A. History and Development of the Company

AIXTRON Aktiengesellschaft was incorporated as a German limited liability corporation in 1983 and converted to a stock corporation under the laws of the Federal Republic of Germany in 1997. We are headquartered in Aachen, Germany and have wholly-owned subsidiaries in Germany, U.K., Japan, South Korea, Sweden, Taiwan and the United States. Our principal executive office is located at Kackertstrasse 15-17, D-52072 Aachen, Germany, and our telephone number there is +49-241-8909-0.

Important Events

Acquisition of Genus

On July 2, 2004 we announced our intention to acquire Genus based in Sunnyvale, California. Genus is a supplier of atomic layer deposition technology, which is required in the production of advanced semiconductors and hard disk drives. Upon consummation of the transaction in March 2005, we acquired all issued and outstanding Genus shares. Genus shareholders received 0.51 of our ADSs for each Genus common share. Each ADS represents one of our ordinary shares. Based on the average market value of our ordinary shares during a period of two days before and after the merger agreement was entered into, the purchase price amounted to € 127 million.

At an Extraordinary Meeting of our shareholders on September 30, 2004, we received the approval of our shareholders to amend our Articles of Association to provide for the authorization of the Executive Board to increase the capital against contribution in kind with the approval of the Supervisory Board in order to effect the Genus transaction. The approval of this amendment required the affirmative vote of more than 75% of our ordinary shares present. Following this shareholder meeting four contestation claims were filed with the local court in Aachen against the adoption of the resolution. By way of a court approved settlement, the plaintiffs in these suits settled with us and withdrew their complaints. The resolution of the extraordinary meeting of shareholders was registered in the commercial register on January 3, 2005.

The ordinary shares underlying the ADSs issued in the transaction were registered with the SEC on our Registration Statement on Form F–4 (Regis. No. 333-122624) declared effective on February 8, 2005. On March 10, 2005, the shareholders of Genus approved the transaction merger.

On March 12, 2005, our Executive Board resolved, with the approval of our Supervisory Board, to increase our authorized share capital by the issuance of 24,967,885 ordinary shares against contribution in kind of the shares of Genus pursuant to the merger. This capital increase was registered with the commercial register on March 14, 2005. The admission authority of the Frankfurt Stock Exchange authorized the registration of the new shares to the regulated securities market of the Frankfurt Stock Exchange with a resolution of March 14, 2005. Upon consummation of the transaction, former shareholders of AIXTRON held approximately 72% and former shareholders of Genus held approximately 28% of our outstanding ordinary shares and ADSs. See “Item 9. The Offer and the Listing – Trading Markets” and “– Market Price Information”.

Other Acquisitions

In May 2004, we purchased the remaining 10% interest in AIXTRON KK in Japan for an aggregate amount of EUR 0.24 million in cash including direct incremental costs of the business acquisition. This subsidiary is involved in the sale of Metallic Organic Chemical Vapor Deposition (“MOCVD”) and Chemical Vapor Deposition (“CVD”) equipment, spare parts and services in Asia.

In October 2004, we purchased the remaining 30.08% interest in Epigress AB in Sweden from the minority shareholders of Epigress AB for an aggregate amount of EUR 1.77 million in cash including direct attributed costs of the business acquisition. Epigress AB focuses primarily on research and development activities and sales and marketing of MOCVD equipment for silicon carbide. Both acquisitions were accounted for using the purchase method of accounting. The excess paid above the purchased net assets was accounted as goodwill of EUR 0.55 million in the case of Epigress AB, and EUR 0.13 million, in the case of AIXTRON KK.

Capital Expenditures

During 2004, we had EUR 6.39 million in capital expenditures, primarily related to the acquisition of the remaining interests of Epigress AB and AIXTRON KK and capital expenditures for fixed assets and intangible assets. During 2003, we had EUR 3.32 million in capital expenditures, which were invested in intangible assets, capital equipment and facilities. Primarily we invested in capital equipment and facilities in connection with the completion of the final phase of our Herzogenrath, Germany production facility, but also in connection with the set up of our Taiwanese facility in the Hsinchu science-based business park in Taiwan. Our expenditures on capital equipment and facilities in 2002 were EUR 13.23 million, primarily in connection with the final phase of the Herzogenrath production facility and in the acquisition of development land in Herzogenrath. All of these expenditures during 2004, 2003 and 2002 were funded out of operating cash flow and available cash resources.

B. Business Overview

Nature of the Company’s Operations and its Principal Activities

Technology

We are the leading provider of deposition equipment to the semiconductor industry. Our technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies.

More than 200 customers worldwide rely on our technology. To date hundreds of AIXTRON systems have been installed worldwide.

In recent years, we have begun diversifying into next-generation technologies. These include silicon wafer applications, such as tools employing Atomic Vapor Deposition (or “AVD®”) technology, and applications and equipment employing Organic Vapor Phase Deposition (or “OVPD®”), involving the deposition of particularly thin organic material by means of condensation technology for the production of organic light emitting diodes (or “OLEDs”), which are used in new high performance display products.

Additionally, through the acquisition of Genus our technology offering is broadened, to include the full range of leading-edge deposition technologies for the silicon industry: Atomic Layer Deposition (“ALD”), AVD® and Chemical Vapor Deposition (“CVD”).

Compound semiconductors are complex synthetic materials composed of several chemical elements. Our systems are principally used in the growth of periodic table group III and group V compounds for numerous compound semiconductor applications, including data and telecommunications modules, mobile telephones and solar cells. Our production systems are the recognized leader in growing gallium nitride-based devices. Our MOCVD systems are capable of depositing a wide variety of materials onto a substrate, which is a primary base material on which structures are built upon to create semiconductor devices, to grow compound semiconductor materials on the atomic scale.

In a production environment, a chemical reaction takes place in a vacuum chamber, known as a reactor platform, and consequently ultra-thin chemical layers are grown in a crystalline structure on a wafer. The chemical composition and sequence of the layers are determined by the architecture of the chip or component, which will subsequently be produced from the compound semiconductor. The precursors used to produce the periodic table group III and group V semiconductors by MOCVD are typically either organometallic or hydride group V molecules combined with organometallic group III molecules. On a heated substrate, the molecules decompose, sometimes in a very complex manner, to produce compound materials needed for formation of the desired semiconductor device. These devices can consist of more than 100 layers with different material composition and physical properties and require deposition precision control down to the atomic scale. The ability to manage the deposition of new complex, compound materials with atomic level accuracy is essential for the microelectronics and display industry to meet the current trends and demands required in microelectronics and photonics: higher performance, higher speed, smaller devices, and lower energy consumption.

Products

Our products range from customized production-scale chemical vapor deposition systems for up to 95 two-inch diameter wafers, to smaller systems for research and development use and small-scale production. Our systems include Metal Organic Vapor Phase equipment used for the production of compound semiconductors and other Chemical Vapor Deposition systems used for a wide variety of thin film (typically less than one micrometer) deposition applications. The compound semiconductor materials produced using our systems are used principally in optoelectronic and microelectronic component applications such as Light Emitting Diodes (“LEDs”), high frequency chips and lasers. We also offer a full range of peripheral equipment and services which include the monitoring of the concentration of gases in the air (a safety device) and the cleaning of exhaust gas from metal organic chemical vapor deposition processes to complete the layout of tubing and switching devices for the gas supply to thin film deposition systems and the installation of “clean room” laboratories (laboratories with reduced particle counts per volume), as well as process technology, training and consulting.

Demand for our products has been driven by the increasing miniaturization of microelectronic components and the need for manufacturers to meet reduced time-to-market schedules while ensuring that the quality and performance of those components is maintained. The ability of our products to precisely deposit thin films and the ability to make critical surface measurements in these components, enables manufacturers to improve yields and quality in the fabrication of advanced microelectronic devices.

Principal Markets

The supply of gas phase deposition equipment is our only reporting segment. We market and sell the majority of our products in Asia, Europe, and the United States, principally through our direct sales organization and appointed agents.

The following table summarizes net sales for the significant geographical areas in which we operate, for each of the years ended December 31, 2004, 2003 and 2002. Management has determined it is impractical to provide sales data by product as all product sales can be aggregated into one group, based upon common technology.

	2004		2003		2002
	€’000s	%	€’000s	%	€’000s	%
Europe	13,642	9.7	10,337	11.5	22,832	15.0
Asia	108,097	77.2	65,754	72.7	85,341	56.1
North and South America	18,265	13.1	14,311	15.8	43,939	28.9

Total	140,004	100.0	90,402	100.0	152,112	100.0

The sale of equipment, including upgrades, comprised approximately 83%, 78% and 88% of our revenues in the years ended December 31, 2004, 2003 and 2002, respectively, with the remaining revenue relating to sales of spare parts and services.

Addressing three strategic customer market applications – Compound, Silicon, and Organic Semiconductor Materials – we provide customers with technologies for the manufacture of a wide variety of devices:

Compound Semiconductors:

•	LEDs for lighting, signalling, and outdoor giant screens

•	Optoelectronic devices such as photo diodes, lasers, or modulators for telecom/datacom applications

•	Laser devices for consumer electronics such as compact discs (“CDs”), digital versatile discs (“DVD”), including next generation technology such as High Definition DVD (“HD DVD”) and “Blu-Ray” DVD technology

•	High-frequency devices, such as Hetero Bipolar Transistors (“HBTs”) and High Electron Mobility Transistors (“HEMTs”), for wireless datacom applications

•	Silicon Carbide (“SiC”)-based Schottky diodes for high-power and high temperature applications

•	Solar cell technology

Silicon Semiconductors:

•	Metal and oxide films for Complementary Metal-Oxide Semiconductors (“CMOS”) gate stacks used in logic and memory Integrated Circuits (“ICs”)

•	Metal and oxide films for capacitor structures as used in Dynamic Random Access Memory (DRAM) and Ferro-Electric Random Access Memory (“FeRAM”) memory ICs

•	Silicon Germanium (“SiGe”) and Strained Silicon epitaxial layers for high-performance CMOS logic ICs

Organic Semiconductors:

•	OLEDs for Flat Panel and Flexible Display applications

•	OLEDs for solid state lighting and signage applications

•	Organic transparent thin film solar cells

•	Electronic semiconductor structures (plastic electronics) for applications in Flexible Displays, Radio Frequency Identification Devices (“RFID”)

Since the acquisition of Genus in March 2005, additional emerging technology applications are included with our product portfolio:

Data Storage and Emerging Applications:

•	MEMS (“Micro-Electro-Mechanical Systems”) for the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate

•	Thin Film Heads (“TFH”), i.e. read-write sensors used in computer and hard disk drives

•	Automotive, optical and medical sensors

•	Inkjet printer heads

The devices that our customers manufacture on our state-of-the-art equipment are largely destined for end-user applications such as datacom/telecom, consumer electronics, automotive, for industrial products, and, since the Genus acquisition, computing and data storage.

Marketing Channels

We sell our products and services through strategically located sales and service facilities in Germany, the United States, U.K., Sweden, Japan, South Korea, China and Taiwan, as well as independent sales and service representatives in India, Israel, Italy, South Korea, Poland, Russia and Taiwan. The

relationships with these independent sales and service representatives are generally terminable at will of AIXTRON. These arrangements generally require that we reimburse the representatives for their business expenses as well as pay specified service rates or sales commissions, which vary by geographic region.

We believe that our customer service organization is a significant factor in our success. We seek to provide complete customer satisfaction from the initial customized development of an AIXTRON system to the final installation and ongoing operation of the system. Our extensive onsite application laboratory in Aachen is equipped for leading edge research and development and is utilized for the development of customized solutions for our customers. The Global Service Organization’s (“GSO”) service managers, process engineers and service technicians also provide systems consulting, installation, process support and technical service. Our standard service program includes service and support for a warranty, routine field service, expert process support, preventative maintenance contracts, spare part stocking at various locations worldwide and a 24 hour, seven day a week, technical support line.

Manufacturing

Our principal manufacturing activities, which consist primarily of design, assembly, integration and test operations, are organized by product and take place at our facilities in Aachen and Herzogenrath, Germany and Cambridge, U.K.

Most of the components, sub-assemblies and assemblies contained in our products are procured from outside sources. We generally purchase these components, sub-assemblies and assemblies on a purchase order basis and generally provide rolling forecasts to the suppliers of our future supply needs. We generally do not enter into contractual commitments for future supply commitments. We focus our internal manufacturing efforts on the final assembly and test procedures to ensure the highest quality standards. We anticipate that we will continue to rely upon third party suppliers to achieve and contribute to manufacturing efficiency improvements.

Government Regulation

Due to the nature of our products, the shipment of some products to customers in certain countries requires us to obtain an export license from legal and statutory authorities in Germany, U.K. and Sweden, including, for example, the Bundesamt für Wirtschaft und Ausfuhrkontrolle (“BAFA”) in Germany. Although the applicable export regulations have not had a material impact on our business to date, we may experience delays in obtaining required export licenses, which in turn would cause delays in our ability to sell our products and recognize revenues from such sales. In addition, we are subject to environmental and safety regulations in connection with our business operations, including but not limited to regulations related to the development and manufacture of our products and the use of hazardous materials in connection with such operations. Failure or inability to comply with existing or future environmental and safety regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of development or manufacture of certain of our products, each of which could have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property

Our success depends in part on our proprietary technology. Although we attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that we will be able to protect our technology adequately or that competitors will not be able to develop similar technology independently. Moreover, the success of our business depends to a significant extent on the technical expertise, innovation, and experience of our employees.

We have patents and exclusive and non-exclusive licenses to patents owned by others covering certain of our products, which we believe provide us with a competitive advantage. We have a policy of seeking patents on inventions concerning new products and improvements as part of our ongoing research, development and manufacturing activities. We are the licensee of certain patents owned by Philips, Centre National de la Recherche Scientifique and Universal Display Corporation which are critical to our operations in the fields of MOCVD, AVD and OVPD. Under the terms of those licenses, we sell epitaxial reactors that manage the layering of complex materials, produced by thin film deposition processes that enable the high precision liquid injection, evaporation and gas phase deposition of metalorganic materials required to produce the photoelectric and electronic devices demanded today by industry and consumers. Similar principles are employed in the design of Organic Vapor Phase Deposition equipment for use in the manufacture of organic light emitting devices. Management has determined it is impractical to quantify the portion of revenues attributable to products that incorporate the technology governed by these agreements because all product sales can be aggregated into one group based upon the common technology.

We also rely upon trade secret protection for our confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or that we can meaningfully protect our trade secrets. In addition, we cannot be certain that we will not be sued by third parties alleging that we have infringed their patents or other intellectual property rights. If any third party sues us, our business, results of operations or financial conditions could be materially adversely affected.

C. Organizational Structure

The following table lists our significant subsidiaries:

Significant Subsidiaries of AIXTRON AG (direct and indirect)

Name	Jurisdiction of Incorporation	Ownership Interest
AIXTRON Inc.	Atlanta, USA	100%
Thomas Swan Scientific Equipment Ltd.	England and Wales	100%
Epigress AB	Sweden	100%
AIXTRON Cshs	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
Genus, Inc.	California, USA	100%
Genus Korea Co., Ltd.	South Korea	100%
Genus-Japan, Inc.	Japan	100%
Genus GmbH	Germany	100%
Genus Europa Ltd.	England and Wales	100%
Genus SARL	Italy	100%
Dotron GmbH	Germany	100%

D. Property, Plant and Equipment

Our headquarters and principal manufacturing, research and development and sales and service facilities, as well as the approximate size and the uses of such facilities, are:

Facilities Location	Approximate Size (sq. m.)	Use
Aachen, Germany (owned)	7,260	Headquarters, Manufacturing, Sales, R&D
Herzogenrath, Germany (owned)	12,457	Manufacturing, Sales and Service, and Engineering
Cambridge, UK (leased)	2,180	Manufacturing, Sales & Service, Engineering
Lund, Sweden (leased)	449	Engineering, Sales & Service
Chicago, IL, USA (leased)	935	Sales & Service
Los Angeles, CA, US (leased)	234	Sales & Service
Seoul, South Korea (leased)	215	Sales & Service
Tokyo, Japan (leased)	150	Sales & Service
Shanghai, China (leased)	145	Sales & Service
Hsinchu, Taiwan (leased)	808	Sales & Service, R&D
Genus, Inc., California, USA (leased)	9,300	Manufacturing, Sales & Service, Engineering and R&D
Genus Korea Co., Ltd. (leased)	786	Sales & Service
Genus - Japan, Inc. (leased)	187	Sales & Service

None of our properties are subject to mortgages and other security interests granted to secure indebtedness to financial institutions.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

Item 5.	Operating and Financial Review and Prospects

You should read the following operating and financial review of our results of operations and financial condition together with our Consolidated Financial Statements included elsewhere in this report.

A. Operating Results

Introduction

We restated our financial statements for the years ended December 31, 2003, 2002 and 2001 in connection with, and disclosed in detail, our Registration Statement on Form F-4 as filed with the SEC on February 8, 2005. The restated financial position and results reflect certain retroactive adjustments to our revenue recognition policy to comply with Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”) and Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). We also restated our financial statement relating to our accounting for a put option granted to our 30.08% minority interest holders of Epigress AB which did not have an impact on previously reported net income and shareholders’ equity.

Critical Accounting Policies

The preparation of our Consolidated Financial Statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of our Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented. In addition, starting January 1, 2005, European publicly listed companies are generally required to report on the basis of IFRS, which may result in reporting a financial position and results that vary in significant respects from our financial position and results under US GAAP. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

AIXTRON generates revenue from the sale and installation of MOCVD equipment, spare parts and maintenance services to our customers.

Revenues from products sold to customers are recognized pursuant to SAB 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. Revenue from the sale of MOCVD equipment is recognized upon shipment to the customer. Prior to shipment to the customer, the MOCVD equipment has successfully completed a full customer acceptance test at our production facility. Once the MOCVD equipment passes the customer acceptance test, the equipment is dismantled and packaged for shipment. Upon shipment of the equipment to the customer, revenue from the sale of the equipment is recognized. The installation of the equipment at the customer site is a separate unit of accounting pursuant to EITF 00-21. The portion of the contract revenue allocated to the installation services is determined based on the higher of the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is based on an estimate of the materials and time required to complete the installation, multiplied by the rate charged to customers for similar services. Revenue related to the installation is recorded when the installation is complete and the final customer acceptance has been confirmed. Revenue on the sale of spare parts and maintenance services is recognized when the parts are delivered or as the services are performed.

Goodwill Valuation

We perform an annual impairment test as of November 1 and more frequently if circumstances indicate that a potential impairment exists, in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, issued by the Financial Accounting Standards Board (“FASB”). Impairment is the condition that exists when the carrying value of goodwill exceeds its implied fair value. Our impairment test and the determination of the implied fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These valuations are supplemented by other valuation approaches such as comparable company analysis. These estimates are consistent with the plans and estimates of costs that we use to manage our underlying business. As of the adoption of SFAS No. 142 at January 1, 2002 and at December 31, 2002, we did not record any impairment loss as a result of the tests we performed. As a result of the review for the year ended December 31, 2004, we did not record any impairment loss. As a result of the review for the year ended December 31, 2003, an impairment loss of EUR 2.867 million was recognized as a charge to income in 2003. This impairment related to the goodwill recorded on the acquisition of Epigress AB in 1999. In future periods we may be required to record additional impairment losses based on impairment tests performed in those periods, which may significantly affect our result of operations at that time.

Valuation of Inventories

Inventories are valued at the lower of cost or market. We regularly evaluate the value of inventories of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventories exposure. We record write downs for inventories based on the above factors taking into account worldwide quantities and demand. Our policy has been to write down inventories in full where there has been no usage of the inventory for at least 12 months.

Accounting for Income Taxes

AIXTRON currently has deferred tax assets, which resulted primarily from operating losses incurred in prior years. SFAS 109, Accounting for Income Taxes, requires a valuation allowance to be established to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will be realized. This evaluation includes judgments about future profitability and our ability to generate taxable income, changes in market conditions and other factors.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. Furthermore the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. AIXTRON is currently determining the impact that SFAS 151 will have on its financial position and results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment, SFAS 123R. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and are not subsequently remeasured.

SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Furthermore SFAS 123R eliminates the alternative to use the intrinsic value method of accounting described in Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, as was permitted in Statement 123 as originally issued. SFAS 123R requires that costs of employee services received in exchange for an award of equity instruments be based on the grant-date fair value of the award. SFAS 123R is effective as of the first interim or annual reporting period that begins after June 15, 2005. AIXTRON is currently determining the impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets – An Amendment to APB 29. Accounting Principles Board Opinion No. 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. AIXTRON does not believe that the implementation of SFAS 153 will have a material impact on its financial position or results of operations.

European Union Regulation Regarding IFRS

In compliance with the European Parliament and Council Regulation on the application of IFRS adopted in July 2002, listed European Union companies are generally required to prepare their Consolidated Financial Statements in accordance with IFRS for fiscal years ending on or after December 31, 2005. Accordingly, we will prepare Consolidated Financial Statements in accordance with IFRS for the fiscal year ending on December 31, 2005.

Differences between IFRS and US GAAP

AIXTRON is currently analyzing the impact of the adoption of IFRS on its financial position and results of operations of AIXTRON.

We expect that the adoption of IFRS will have a limited impact on the comparability or consistency of the financial statements of AIXTRON. Based on US GAAP and IFRS standards currently effective or expected to be in effect on December 31, 2005, we believe that the following differences may have an impact on our Consolidated Financial Statements at the current stage of conversion project.

Research and Development

US GAAP generally requires R&D costs to be expensed as incurred. Under US GAAP, certain development costs for software for internal use are required to be capitalized as an intangible asset and are amortized to expense over their estimated useful life.

Under IFRS separate rules apply to software development costs, which may qualify for capitalization under certain circumstances. Additionally, a distinction is made between research and development. All costs identified as research costs are to be expensed as incurred, whereas development costs are to be capitalized and amortized if specified criteria are met.

Business Combinations

In determining the cost of acquisition, under US GAAP the fair value of listed equity securities issued by the acquiree generally is determined by reference to market price for a reasonable period before and after the terms of the acquisition are agreed to and announced.

Under IFRS, shares issued as purchase consideration are measured at fair value, determined at the date control was obtained. Announcement date and acquisition date were different with respect to the Genus acquisition, therefore, cost of acquisition under US GAAP is different from acquisition cost under IFRS.

In addition, IFRS requires the acquiree’s identifiable contingent liabilities to be recognized in the purchase price allocation at the fair value on the acquisition date. US GAAP does not provide for such recognition.

Segment Reporting

Under US GAAP an operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose activities are regularly reviewed by the enterprises chief operating decision maker and for which discrete financial information is available. US GAAP does not include a notion of primary and secondary segments.

Under IFRS, a significant criterion to divide a company in segments is the internal structure of the Company. Segments are to be divided into primary and secondary segments. The dominant source and nature of an entity’s risks and returns shall govern whether the primary segment reporting format will be business segments or geographical segments.

Reversals of Impairment

According to US GAAP, reversals of impairments in previous years are prohibited. IFRS requires reversal of a previously recognised impairment for all assets excluding goodwill, if the carrying amount of an asset is increased. The increased carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for such asset in prior years.

Inventories

Under US GAAP, inventories are recorded at the lower of cost or market value. The market value according to US GAAP is defined as current replacement cost, but shall not exceed the net recoverable amount value and shall not be less than the net realizable value reduced by the profit margin. Reversals of inventory write-downs in prior years are prohibited.

According to IFRS, inventories shall be measured at the lower of cost and net realisable value. The net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale; replacement cost is not considered under IFRS.

IFRS requires a reversal of inventory write-downs in prior years, if certain criteria are met.

Deferred tax

Under US GAAP, deferred tax assets and liabilities are classified as current or non-current based on the corresponding classification of the item giving rise to the deferred tax balance.

IFRS requires deferred tax assets and liabilities to be always classified as non-current.

Compound financial instruments

According to US GAAP compound financial instruments are treated as an individual unit and recorded as a liability, without separate recognition of the equity component. IFRS requires a compound financial instrument to be split into separate liability and equity components at inception. Accordingly, the equity component, representing an equity conversion right, has to be recognized in equity. The liability component is measured at fair value, which represents the present value based on the discount rate equal to the market rate for non-convertible debt. The liability component will accrete subsequently due to the recognition of imputed discount calculated on the carrying amount of the liability component at the beginning of each year.

Impact of Inflation

The effects of inflation on our operations have not been material in recent years.

Foreign Currency Fluctuations and Hedging

The comparability of our Consolidated Financial Statements between different periods is affected by currency translation effects resulting from our international operations. In fiscal years 2004, 2003 and 2002, foreign currency translation effects impacted our results arising from the comparison of the euro, in which our Consolidated Financial Statements are denominated, to other currencies, most notably the U.S. dollar. For additional information on foreign currency translation, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk – Foreign Currency Exchange Rate Risk” and Note 2 to our Consolidated Financial Statements.

AIXTRON conducts a large part of its business in currencies other than the Euro. In order to hedge foreign exchange risks, the Company routinely employs currency hedging instruments, mostly in the form of forward currency exchange contracts. From such forward currency exchange contracts, currency exchange losses may be incurred when unfavorable exchange rate movements occur.

Significant Factors

Fiscal year 2004 was characterized by a recovering global economy and increased demand in a number of end-user markets, but also a further decline in the US$/Euro exchange rate. These factors led to increased business confidence by AIXTRON’s customers, which resulted in a year-over-year increase in sales revenues. We expect our business to be impacted by a slowdown in global economic growth and customer equipment spending in 2005.

In 2004, 81% of our equipment dispatches of MOCVD equipment were destined for manufacturing LED semiconductor materials. Industry experts continue to predict good medium-term to long-term growth prospects for the LED market. Principal current uses for ultra-bright white LED’s are in the areas of hand-held communication and storage equipment, general lighting and automotive headlights.

The markets for optoelectronic components, such as lasers, photodiodes, optical amplifiers, and switches, used to transmit data in fiber optic networks, were impacted by a switch from red to blue laser DVD technology, increasing the storage capacity from 4.7 GB to 27 GB on a single DVD. As a result, in 2004 the market for MOCVD equipment in this area was influenced by a capacity ramp-up for 405 nm blue laser technology for high density HD DVD which continued into 2005.

In 2004, the markets for electronic components such as power amplifiers and high-frequency transistors, which are used in modern mobile telecommunications devices and infrastructure applications, were impacted by an increased demand for wireless end-user products and new communication services driving demand for high-performance components, many of which are manufactured using AIXTRON systems.

Cautious market optimism in the semiconductor manufacturing industry continued in 2004. We experienced higher order intake in 2004 as compared with 2003. The value of equipment orders decreased in the fourth quarter of 2004 as compared with the prior two quarters of 2004. Among other significant events in 2004; in the second quarter, Lumileds entered into a long-term purchase agreement with the Company providing for the purchase by Lumileds of multiple MOCVD systems from AIXTRON over the next four years, for which € 1.8 million have been recorded as a pre-payment against this order from Lumileds. This has been recorded as a prepayment. As of December 31, 2004, Lumileds has purchased and received three units of MOCVD equipment under this agreement, has ordered two additional units, and has the right to order additional units.

The semiconductor industry has historically experienced sudden changes in supply and demand for semiconductors, and the business performance of producers of semiconductor manufacturing equipment is expected to continue to be affected by such semiconductor industry cycles. During periods of declining demand for semiconductor manufacturing equipment, we need to be able to quickly and effectively align our cost structure with prevailing market conditions, to manage our inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. Because a high proportion of our costs are fixed in the near term, our ability to reduce expenses quickly in response to revenue shortfalls is limited. During periods of rapid growth, our businesses must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people.

Fiscal Years Ended December 31, 2004 and 2003

Sales Revenues. Consolidated sales revenues for 2004 increased 54.9% to € 140.0 million compared to € 90.4 million for the year 2003. Equipment sales, which accounted for 83% of sales revenues, increased 64.9% to € 116.6 million in 2004 from € 70.7 million in 2003. Revenues based on system sales were effected by a continuous deterioration of the U.S. dollar against the euro. The system sales as stated at December 31, 2004 would have been higher by € 8.3 million by using the average exchange rate for December 31, 2003. Sales of spare parts and service increased 18.8% from € 19.7 million in 2003 to € 23.4 million in 2004 due to increased number of systems in use by our customers.

As of December 31, 2004, the equipment order backlog was € 36.6 million (excluding deferred revenues), as compared to € 59.4 million as of December 31, 2003, a decrease of 38.4%. The equipment order backlog as of December 31, 2004 consisted of US$ 35.6 million in orders denominated in US$ at an exchange rate of US$ 1.25 per € 1. The revenue value of orders, not yet recognized, for shipped equipment awaiting final customer acceptance was € 15.9 million, which includes orders worth US$ 9.7 million denominated in US$ at an exchange rate of US$ 1.25 per € 1.

77% of total sales revenues in 2004 was generated from Asia, 13% from North America and 10% from Europe. 73% of total sales revenues in 2003 was generated from Asia, 16% from North America and 11% from Europe. The increase in sales in Asia of € 42.3 million resulted from strong LED demand, particularly in Taiwan.

Gross Profit. The consolidated gross profit margin for 2004 amounted to 35.7% of sales revenues compared to 20.4% for 2003. The gross profit was also influenced by the deterioration in the U.S. dollar against the Euro to the same effect as indicated above for sales revenues.

Selling, General and Administrative Expenses. Selling, general and administrative expenses totalled € 31.0 million for 2004, as compared to € 26.5 million for the year before. The € 4.5 million increase in selling, general and administrative expenses was caused by higher volume of sales resulting in increased costs of commissions of € 0.9 million, and higher travel costs of € 0.6 million.

Research and Development Costs. Research and development expenses in 2004 were € 20.1 million, representing a 41.5% increase as compared to € 14.2 million in such expenses for 2003. This increase year over year was due to further investment in the development of new and next generation technologies.

Other Operating Income and Expense. Other operating income in 2004 increased 319.4% to € 9.9 million compared to 3.1 million for the year 2003. The operating income in 2004 included exchange rate profits of € 2.9 million, the receipt of research grants from governmental institutions of € 2.6 million and € 3.0 million for settlement of sales order cancellations. Other operating expenses of € 0.7 million in 2004 mainly resulted from losses on disposal of assets and allowances for doubtful accounts. Other operating expenses of € 2.9 million in 2003 were due to losses on foreign exchange movements.

Net Interest Income. Net interest income declined to € 0.8 million in 2004 from € 1.1 million in 2003. The reduction in the net interest income was the result of the reduction in average interest rates in 2004.

Income Taxes. AIXTRON recorded an € 7.4 million tax benefit in 2003, compared to a tax expense of € 1.8 million in 2004. The change in income taxes reflects the change from losses on operations in 2003 to profitable operations in 2004. As of December 31, 2004, AIXTRON has € 19.5 million in net loss carry-forwards, which AIXTRON can apply against future earnings. At December 31, 2004, the related deferred tax asset for the net operating loss carry-forwards amounted to € 5.5 million, net of a valuation allowance € 1.5 million.

Fiscal Years Ended December 31, 2003 and 2002

Sales Revenues. Consolidated sales revenues for 2003 decreased 40.6% to € 90.4 million compared to € 152.1 million for the year 2002. Equipment sales, which accounted for 78% of sales revenues, decreased 47.2% to € 70.7 million in 2003 from € 133.9 million in 2002. Sales of spare parts and service increased 8.2% from € 18.2 million in 2002 to € 19.7 million in 2003 due to an increased number of systems in production and use from our customers.

AIXTRON started 2003 with an order backlog of € 54.4 million. The compound semiconductor equipment market continued to be impacted by the severe downturn in the industry. The decline in equipment sales included low level sales to customers in the telecommunications/datacommunications and consumer optoelectronic industries in particular. During the year ended December 31, 2003, we experienced the delaying of order delivery dates by customers causing us to reduce our reported order backlog by € 35 million, of which € 2.2 million has subsequently been reinstated and recognized as revenue in 2004. The remaining € 32.8 million has not been reported as order backlog and may not be recognized as revenue in the future.

By geographic region, in this period, there was a shift in major sales from the United States to Asia. Asian sales as a percentage of total sales increased in 2003 due to a general improvement in business conditions across that region, a deterioration in business conditions in the United States and Western Europe, as well as the fact that Asian customers had become the biggest LED producers worldwide. 73% of total sales revenues in 2003 were generated from Asia, 16% from North America and 11% from Europe. 56% of total sales revenues for 2002 were generated from Asia, 29% from North America and 15% from Europe. Our results were further negatively impacted by exchange rate deterioration of the United States dollar to the euro, with 71% of 2003 sales being denominated in U.S. dollars while results are reported in euros. In 2001, 2002 and 2003, AIXTRON reported system revenues of € 212.9 million, € 128.9 million, and € 64.1 million, respectively. Had we been able to use the average exchange rate from 2001 for 2002 and 2003, our reported system revenues would have been € 130.2 and € 75.8 million, respectively. Had we been able to use the average exchange rate from 2002 to report our 2003 system revenues, it would have been € 72.8 million. Therefore, currency exchange rates had a material impact on our reported sales revenues.

Gross Profit. Consolidated gross profit margin for 2003 amounted to 20.4% of sales revenues compared to 41.5% for 2002. The decrease of 21.1 percentage points in gross profit margin was the partially result of the impact of the decline in the average exchange rate from US $ 0.95 to € 1.00 as used for the 2002 reporting period, to US $ 1.13 to € 1.00 as used for the 2003 reporting period. That alone accounted for 36% of the gross margin reduction; the impact of the business decline due to difficult market conditions included shipment and delivery of fewer systems, which accounted for 38% of the gross margin reduction and the impact of € 2.9 million in provisions taken against potentially obsolete inventories resulting from the management decision to remove orders from our reported order backlog, which accounted for 18% of the gross margin reduction. This decision to take the provision against inventories was due to management’s belief that the delay arising from the continued downturn in the telecommunications sector would result in the product revenues coming outside of a normal and reasonable business cycle. We also took an inventory write down of € 5.8 million in 2003, consistent with our custom and practice, of writing down in full all inventory where there has been no usage of the inventory in at least 12 months. In addition, lower manufacturing volumes and higher customer support costs negatively affected gross profit in 2003. As previously indicated, our business is subject to significant changes in market conditions and customer expectations. This can result in significant changes in business activity including declining orders. One specific impact on our business has been the need to develop a significantly enhanced customer service and support operation, with locations closer to our customers and primary geographic markets. Our subsidiaries in Asia (South Korea, Japan and Taiwan) have all recruited additional resources to support this customer service support activity. We operate in high technology markets where market conditions and technology advances can rapidly result in materials being in excess of current demand and/or technically obsolete. Materials that are purchased are held in physical inventory and may be usable in future production or sold against specific future customer demand as spare parts. Periodic reviews of such material is made and where deemed appropriate materials are written down.

Selling, General and Administrative Expenses. Due to the continuing and severe downturn in the industry, we sought to control our selling, general and administrative expenses in 2003. Selling, general and administrative expenses decreased 28% from € 36.8 million in 2002 to € 26.5 million in 2003. As a percentage of net sales, selling, general and administrative expenses increased from 24.2% for 2002 to 29.3% for 2003. We were successful in reducing expenditures by reducing headcount and implementing other cost cutting programs. The reduction in staff numbers contributed significantly to the net savings in human resources costs in the year 2003 of € 2.9 million. Direct selling costs, being the commission payments to sales representatives and distributors in Asian countries, were also reduced based upon lower sales volume. One significant cost reduction was achieved in sales commissions (€ 2.9 million), partly due to declining volumes, but also as a result of sales agents receiving renegotiated reduced rates or agreements being cancelled. Other significant savings were made in travel costs (€ 0.9 million), through fewer trips and cheaper flights, and in a reduction in advertising and public relations expenses (€ 0.6 million). The cost savings achieved in 2003 were designed to address the significant business downturn without affecting our ability to provide necessary customer support activity and product development activity required to sustain our market leadership. We anticipate costs will increase as and when market circumstances necessitate a higher cost base.

Research and Development Costs. Research and development expenses were € 14.2 million in 2003, an increase of 17.6% compared to € 12.1 million in 2002. As a percentage of net sales, research and development expenses increased from 8.0% for the year 2002 to 15.7% for the year 2003. AIXTRON continued to maintain research and development expenses at a high level despite the market circumstances and we concentrated our investments in research and development on equipment product solutions for the next generation of semiconductor devices.

Other Operating Income and Expense. Other operating income in 2003 of € 3.1 million consists principally of exchange rate profits and the receipt of research grants from governmental institutions of € 1.7 million. Research and development grants received in 2002 amounted to € 2.3 million. Other operating expense of € 2.9 million in 2003 and € 0.9 million in 2002 were principally due to losses on foreign exchange movements.

Impairment of Goodwill. In connection with testing goodwill for impairment at December 31, 2003, we concluded that goodwill for our subsidiary Epigress AB, Sweden was impaired in light of reduced market expectations and recorded a charge of € 2.9 million in 2003.

Restructuring Charge. Due to cost reduction efforts taken in response to continuing poor industry conditions, a decreased order level throughout the year and in conjunction with the plan announced by AIXTRON to reduce operating cost by € 2.9 million in 2003, we recorded a restructuring charge for severance payments of € 1.7 million.

Net Interest Income. Net interest income declined from € 2.2 million in 2002 to € 1.1 million in 2003. The reduction in the net interest income was the result of reduced average levels of cash and cash equivalents during 2003 and the reduction in average interest rates.

Income Taxes. AIXTRON recorded a € 7.4 million tax benefit during 2003, compared to a tax expense of € 7.9 million in 2002. The reduced income taxes reflect the change from profitable operations in 2002 to losses on operations in 2003.

B. Liquidity and Capital Resources

Our primary source of funds at December 31, 2004 was € 45.5 million in cash and cash equivalents. This represented an increase of € 0.2 million from € 45.3 million as of December 31, 2003. There are currently no restrictions on our use of cash resources, and there are no current restrictions that would limit us from raising debt financing in the future.

During 2004, we generated net cash flows from operating activities of € 6.8 million. During 2003, AIXTRON expended net cash flows from operating activities of € 7.5 million. The change was primarily the result of the net income of € 7.1 million in 2004 compared to net loss of € 17.8 million in 2003. Net cash used in financing activities was € 0.1 million in 2004, constituting a change in minority interest. Net cash used in financing activities was € 5.4 million in 2003, principally being the dividend approved by our shareholders for results in 2002.

We finance the operation of our business from operating cash flows and from borrowings. Although we have to date not negotiated fixed credit lines with banks, five banks, Deutsche Bank, Dresdner Bank, Commerzbank, HSBC and Sparkasse, have provided facilities for bank guarantees up to a total value of € 45.0 million in 2004 (compared to € 62.5 million in 2003 and € 67.5 million in 2002) against customer deposits or performance bonds in connection with customer purchase contracts.

AIXTRON provides loans and other financial security to our subsidiaries where necessary to enable operations to continue efficiently. We have granted no security interest in our own land and buildings.

Due to the high-tech nature of our business, we believe that the business should be ideally financed primarily by equity and not by debt. As a result, our Articles of Association provide for the potential offering of equity in the amount of up to 50% of the issued capital and equity-linked notes (convertible bonds) in the amount of up to 50% of the issued capital. Under German law, 10% of either potential offering may be issued without offering subscription rights to existing shareholders. The ability to successfully sell equity or equity-linked notes will be highly dependent on market and stock market conditions. There can be no assurance that we will be able to raise any additional equity or equity-linked notes on terms acceptable to us.

Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that the liquidity provided by existing cash resources and financing arrangements and the ability to raise equity capital, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. If the duration of the current downturn and the uncertain economic environment continues, lower customer demand for our products and services and continued fixed costs could result in cash generated by operations to be lower than forecasted and not to be sufficient. In such a situation, we might need to pursue accessing short-term credit facilities or additional equity financing offerings. See “Item 3. Key Information – Risk Factors” for more information about risks facing our Company.

C. Research and Development, Patents and Licenses, etc.

The foundation for our research and development philosophy is that innovations must be designed for specific applications and be cost-effective to use, and that our development projects must always focus on utilizing our core competencies to produce new materials. In that regard, our research and development organization works closely with our GSO to develop systems specifically for synthesizing compound semiconductors, tailored to customers’ individual needs, with the ultimate goal to create systems that generate the highest returns on customers’ investments. As part of our research and development efforts, we cooperate with well-known universities and research centers worldwide and we continue to participate in numerous government and regional funded development projects.

Our research and development expenses were approximately € 20.1 million, € 14.2 million and € 12.1 million, or approximately 14.4%, 15.7% and 8.0% of revenues, for the years ended December 31, 2004, 2003 and 2002, respectively.

D. Trend Information

See “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company – Business Overview,” and “Item 5. Operating and Financial Review and Prospects – Operating Results” and “ –Liquidity and Capital resources.”

E. Off-Balance Sheet Arrangements

See “Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations” and Note 14 to our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

In the ordinary course of business, AIXTRON’s primary contractual obligations regarding cash involve purchase commitments, operating lease commitments, capital expenditures and put options.

The following table summarizes contractual obligations for future cash outflows as of December 31, 2004:

	Payments Due by Period (in millions of EUR)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	3.278	0.655	0.862	0.582	1.179
Purchase commitments	7.761	7.761	0	0	0

Total contractual obligations	11.039	8.416	0.862	0.582	1.179

Operating lease commitments: At December 31, 2004, we had a total of € 3.278 million in total future payment obligations under non-cancelable operating leases.

Purchase Commitments: At December 31, 2004, we had EUR 7.761 million in purchase commitments.

Capital Expenditures: At December 31, 2004, the commitments for capital expenditures were EUR 0.

We outsource a substantial portion of the manufacturing of our operations to third party suppliers. As our products are technologically complex, the lead times for purchases from our suppliers can vary up to six months. Generally contractual commitments are made for customer orders or forecast orders, principally but not exclusively where contractual commitments to suppliers for multiple modules or systems reduces our purchase prices per module or system. For the majority of our purchase commitments, we have flexible delivery schedules depending on the market conditions, which allow us, to a certain extent, to delay delivery beyond originally planned delivery schedule estimates.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

In compliance with German law - the German Stock Corporation Act (Aktiengesetz) - governing a stock corporation such as our Company, we have a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand). The two boards are separate and no individual may simultaneously be a member of both boards. The Executive Board is responsible for managing our business in accordance with applicable laws, our Articles of Association and the Bylaws of the Executive Board. It represents us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Executive Board. The Supervisory Board oversees our management but is not permitted to make management decisions.

In carrying out their duties, members of both the Supervisory Board and the Executive Board must exercise the standard of care of a diligent and prudent business person. In complying with this standard of care, board members must take into account a broad range of considerations, including our interests and those of our shareholders, employees and creditors. The members of the Supervisory Board and the Executive Board may also be personally liable for violations by AIXTRON under the German Stock Corporation Law (Aktiengesetz).

The Executive Board is required to respect the rights of shareholders to be treated on an equal basis and receive equal information. The Executive Board is also required to ensure that appropriate risk management mechanisms are established and that internal monitoring systems are employed.

Supervisory Board

The principal function of our Supervisory Board is to advise and supervise the Executive Board without being involved in the conduct of day-to-day transactions. The Supervisory Board has comprehensive monitoring functions and is also responsible for appointing and removing the members of the Executive Board. Although the Supervisory Board may not make management decisions, it determines that certain types of transactions require its prior consent, and the rules of procedure provide that some affairs, operations and major transactions, such as large capital expenditure items, require the prior consent of the Supervisory Board. The Executive Board must additionally regularly report to the Supervisory Board on current business operations and future business planning.

All of our present Supervisory Board members were elected by our shareholders. The shareholders may remove any member of the Supervisory Board they have elected in a general meeting by a simple majority of the votes cast by the shareholders in a general meeting.

The Supervisory Board met five times during 2004. The members of the Supervisory Board are each elected for a maximum term of four years. The term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board was elected. Supervisory Board members may be re-elected and are not subject to a compulsory retirement age. Our Articles of Association establish the compensation of the Supervisory Board members. For further details, see “ – Compensation.”

Our Supervisory Board consists of the following individuals:

•	Dipl.-Kfm. Kim Schindelhauer (Chairman) Mr. Schindelhauer is a businessman. He joined AIXTRON in 1992. From 1997 to 2002, Mr. Schindelhauer was the Joint Chief Executive Officer of AIXTRON, and a member of our Executive Board. From 2002 to the present, Mr. Schindelhauer has been the Chairman of our Supervisory Board. Mr. Schindelhauer is a member of the supervisory board of MEDION AG, Essen, Germany, and chairman of the supervisory board of Deutsches Aktieninstitut e.V., Frankfurt/Main, Germany.

•	Dr. Holger Jürgensen (Deputy Chairman) Dr. Jürgensen is a physicist and was one of AIXTRON’s founders. From 1997 to 2002, Dr. Jürgensen was the President and Joint Chief Executive Officer of AIXTRON, and a member of our Executive Board. From 2002 to the present, Dr. Jürgensen has been the Deputy Chairman of AIXTRON’s Supervisory Board.

•	Prof. Dr. Wolfgang Blättchen Prof. Dr. Blättchen is chief executive officer of Blättchen & Partner AG, Leonberg, Germany. Since 1998, Prof. Dr. Blättchen has been a member of our Supervisory Board. Prof. Dr. Blättchen is also chairman of the supervisory board of Gardena International GmbH, Ulm, Germany, chairman of the supervisory board of Marc O’Polo AG, Stephanskirchen, Germany, chairman of the supervisory board of tec2b AG, Stuttgart, Germany, chairman of the supervisory board of APCOA Parking AG, Leinfelden-Echterdingen, Germany and deputy chairman of the supervisory board of HAUBROK AG, Düsseldorf, Germany, deputy chairman of the supervisory board of Horvath AG, Stuttgart, Germany and member of the supervisory board of Paion AG, Aachen, Germany.

•	Karl-Hermann Kuklies Mr. Kuklies is general manager of KAWEK Beteiligungs-GmbH Verwaltungesellschaft. Since 1997, Mr. Kuklies has been a member of our Supervisory Board.

•	Prof. Dr. Rüdiger von Rosen Prof. Dr. von Rosen is managing director of Deutsches Aktieninstitut e.V. Since 2002, Prof. Dr. von Rosen has been a member of our Supervisory Board. He is also deputy chairman of the supervisory board of Mader Capital Resources AG, Frankfurt/Main, Germany.

•	Dipl.-Kfm. Joachim Simmroß Mr. Simmroß is a businessman. Since 1997, Mr. Simmroß has been a member of the AIXTRON Supervisory Board. Mr. Simmroß is also chairman of the supervisory board of technotrans AG, Sassenberg, Germany, chairman of the supervisory board of Willy Vogel AG, Berlin, Germany (until July 2004), a member of the supervisory board of WeHaCo Unternehmensbeteiligungs-Aktiengesellschaft, Hanover, Germany, a member of the advisory committee of BAG-Biologische Analysensystem GmbH, Lich, Germany, a member of the advisory committee of MTS Mikrowellen Technologie und Sensoren GmbH, Ottobrunn, Germany, a member of the advisory committee of KAPPA opto-electronics GmbH, Gleichen, Germany, a member of the supervisory board of Commerz Unternehmensbeteiliungs-Aktiengesellschaft, Frankfurt/Main, Germany, a member of the supervisory board of GBK Beteiligungs AG, Hamburg Germany, and a member of the advisory committee of Hannover Finanz GmbH, Hanover, Germany.

The business address of the members of our Supervisory Board is the same as our business address, Kackertstrasse 15-17, D-52072 Aachen, Germany.

Until March 2005 there were two Supervisory Board committees: the Audit Committee and the Chairmen’s Committee. The Chairmen’s Committee was disbanded in March 2005. Set forth in the table below are the current members of the Audit Committee.

Committee	Members
Audit Committee	Prof. Dr. Blättchen, Dr. Jürgensen, Mr. Schindelhauer and Mr. Simmroß

The Audit Committee recommends the appointment of independent auditors to be elected by the Company’s shareholders at the annual general meeting. The Audit Committee also engages the independent auditors, determines their compensation and reviews the scope of the external audit. The Audit Committee reviews the Company’s quarterly and annual reports and financial statements, taking into account the results of the audits and/or reviews performed by the independent auditors.

Executive Board

The Executive Board is responsible for managing AIXTRON’s day-to-day business according to the German Stock Corporation Law, AIXTRON’s Articles of Association and the rules of procedure for the conduct of the affairs of the Executive Board adopted by the Supervisory Board. The Executive Board is appointed by the Supervisory Board. In the rules of procedure, the Supervisory Board described the allocation of responsibilities of the members of the Executive Board and provided a list of important issues and important matters which require the Supervisory Board’s prior consent, such as borrowing or lending of material amounts, participation in joint ventures, making investments in other enterprises, the establishment of subsidiaries and transactions involving a change of control of AIXTRON.

As of April 1, 2005 our Executive Board consists of the following individuals:

•	Paul Hyland (President and Chief Executive Officer) Mr. Hyland has been the President and Chief Executive Officer and a member of the Executive Board of AIXTRON since April 1, 2002. From 2000 to 2002, prior to his appointment to the Executive Board, Mr. Hyland was Managing Director of Thomas Swan Scientific Equipment Co. Limited, an acquired subsidiary of AIXTRON. Mr. Hyland was born on October 20, 1953. Mr. Hyland’s term expires April 1, 2010.

•	Dr. Bernd Schulte (Executive Vice President, Chief Operating Officer) Dr. Schulte has been Executive Vice President, Chief Operating Officer and a member of the Executive Board of AIXTRON since April 1, 2002. From 2001 to 2002, Dr. Schulte was Director, Sales and Marketing, for AIXTRON. Dr. Schulte joined AIXTRON in 1993. Dr. Schulte was born on August 22, 1962. Dr. Schulte’s term expires April 1, 2010.

•	Wolfgang Breme (Chief Financial Officer and Executive Vice President) Mr. Breme has been Chief Financial Officer and Executive Vice President and a member of the Executive Board of AIXTRON since April 1, 2005. Prior to joining AIXTRON, Mr. Breme was a member of the executive board and chief financial officer of technotrans AG since May 3, 2002. From 1999 to 2001, Mr. Breme was the chief executive officer and from 1996 to 1999, he was the chief financial officer of Sempell AG. Mr. Breme was born on May 15, 1960. Mr. Breme’s term expires April 1, 2008.

None of the members of our Supervisory and Executive Boards is also a director of SEC-reporting companies in the United States.

Our Supervisory Board appoints the members of our Executive Board for a maximum term of 5 years.

The business address of the members of our Executive Board is the same as our business address, Kackertstrasse 15-17, D-52072 Aachen, Germany.

B. Compensation

The aggregate cash compensation paid by AIXTRON and our affiliates during the 2004 fiscal year to five members of the Executive Board for services in all capacities was € 1.86 million and to members of the Supervisory Board was € 90,000. As of December 31, 2004, the five members of the Executive Board were each awarded 35,000 options to acquire AIXTRON ordinary shares. No options to acquire AIXTRON ordinary shares may be granted to members of the Supervisory Board.

The compensation of the members of the Executive Board is subdivided according to fixed, performance-related and long-term incentive components, but not reported on an individual basis.

Two members of the Supervisory Board are entitled to a pension arrangement. The accrued amount under such pension arrangements as of December 31, 2004, was € 407,789 and € 402,796.

As of May 11, 2005, members of the Executive Board, a group of three persons, held 192,258 options to acquire 201,016 shares with exercise prices, which are listed below.

The following table illustrates the exercise prices of the shares as of May 11, 2005:

Exercise price per share (EUR)	Outstanding Shares	Exercisable Shares
3.10	55,000	—
6.17	70,000	—
7.48	55,000	—
18.70	2,976	2,976
26.93	10,000	—
67.39	8,040	2,010

	201,016	4,986

As of May 11, 2005, members of our Supervisory Board, a group of six persons, held 11,103,212 AIXTRON ordinary shares.

C. Board Practices

See “Item 6. Directors, Senior Management and Employees – Supervisory Board” and “– Executive Board”.

D. Employees

The following table illustrates the division of our employees by category of activity and geographic region at December 31 for each of the years shown:

	2004	2003	2002
Sales and Services	103	104	122
Research and Development	147	117	128
Manufacturing	109	133	187
Administration	57	56	74

Total	416	410	511

Europe	360	359	456
Asia	29	25	21
North and South America	27	26	34

Total	416	410	511

During the last three years, we have not experienced any major labor disputes resulting in work stoppages.

E. Share Ownership

The following table sets forth certain information known to us regarding beneficial ownership of our ordinary shares as of March 31, 2005 by (i) each of our Supervisory and Executive Board members, (ii) each of our executive officers, (iii) all directors and executive officers of AIXTRON as a group, (iv) each person known by us to beneficially own more than 5% of our shares, and (v) the percentage of our shares held by US holders:

Name And Address of Beneficial Owner **	Number of Shares (1)		Percent of Class (2)
Prof. Dr. Wolfgang Blättchen	0		*
Wolfgang Breme	0		*
Christopher C. Dodson (3)	1,260	(3)	*
Paul Hyland	0		*
Dr. Holger Jürgensen	10,037,108	(4)	11.18%
Karl-Hermann Kuklies	2,600	(5)	*
Timothy McEntee (3)	0		*
Stephen D. Perry (3)	0		*
Prof. Dr. Rudiger von Rosen	1,100	(6)	*
Kim Schindelhauer	1,039,604	(7)	1.16%
Dr. Bernd Schulte	0		*
Joachim Simmroß	22,800	(8)	0.03%
All Supervisory and Executive Board members as a group. See Note (3) below.	11,103,212		12.37%
Approximate percent held by US holders (ADSs outstanding)	19,448,436	(9)	21.66%

*	Less than 1%.

**	Except as indicated otherwise, the address is: c/o AIXTRON Aktiengesellschaft, Kackertstrasse 15-17, D-52072 Aachen, Germany.

(1)	Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	Applicable percentage ownership is based on 89,799,397 shares of common stock outstanding as of May 1, 2005 together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(3)	Mr. Dodson, Mr. McEntee and Mr. Perry left the Executive Board effective April 1, 2005.

(4)	Dr. Jürgensen, directly or indirectly, beneficially owns 10,037,108 shares through his ownership stake in CAMMA GmbH.

(5)	Includes 900 shares owned by his wife and 1,700 shares by his daughter.

(6)	Consists of 1,100 shares owned by Prof. Dr. von Rosen’s minor child.

(7)	Mr. Schindelhauer, directly or indirectly, beneficially owns 1,039,604 shares through his ownership stake in SBG Beteiligung GmbH.

(8)	Includes 9,000 shares owned by his wife and 1,800 shares by his daughter.

(9)	Equivalent to 19,448,436 ADSs outstanding as a percentage of total shares outstanding, assuming that all ADSs are held by US beneficial holders. Source: JPMorgan. Data as of May 11, 2005.

Pursuant to Section 15a of the German Securities Trading Act in effect during the reporting period, members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON. In fiscal 2004, no significant purchases of shares of AIXTRON were reported.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Dr. Holger Jürgensen, one of our founders and Deputy Chairman of our Supervisory Board, directly or indirectly, beneficially owns 11.18% of our ordinary shares through his ownership stake in Camma GmbH. See also “Item 6. Directors, Senior Management and Employees – Share Ownership”.

To our knowledge and based on public filings, there is no other single person that may be considered a beneficial owner of 5% or more of our outstanding shares.

As of May 11, 2005, we had approximately 85,000 shareholders. As of May 11, 2005, 112 registered ADS holders (excluding DTC) held 5,892,538 ADSs representing 6.6% of total shares outstanding. A significant number of such registered ADS holders may be US beneficial holders. See also “Item 6. Directors, Senior Management and Employees – Share Ownership”.

B. Related Party Transactions

AIXTRON and Blättchen & Partner AG (“B&P”) entered into a consulting agreement on June 30, 2004 in connection with the merger of AIXTRON with Genus (the “Consulting Agreement”), which has subsequently been terminated. Pursuant to the Consulting Agreement, the services of B&P were restricted to the preparation and analysis of the material provided by AIXTRON in connection with the aforementioned merger. The hourly fees for partners were € 220, but in the case of Prof. Dr. Blättchen, a member of the Supervisor Board, € 200, and for consultants € 120. In addition, expenses incurred in connection with the services provided pursuant to the Consulting Agreement were to be reimbursed by AIXTRON. The total fees paid by AIXTRON to date are approximately € 50,000.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements”.

Export Sales

Sales outside of Europe accounted for € 126.4 million or 90.26% of our total net sales for the year ended December 31, 2004, € 80.1 million or 88.57% of our total net sales for the year ended December 31, 2003 and € 129.3 million or 84.99% or our total net sales for the year ended December 31, 2002. Net sales to our Asian based customers accounted for € 108 million or 77.21% of our total net sales for the year ended December 31, 2004, € 66 million or 72.74% of our total net sales for the year ended December 31, 2003 and € 85.3 million or 56.10% for the year ended December 31, 2002.

Legal Proceedings

In the normal course of business, the Company is subject to various legal proceedings and claims. The Company believes that the matters the Company is aware of are not likely to have a material adverse effect on its financial condition or results of operations. The Company is not aware of any unasserted claims that may have an adverse effect on its financial condition or results of operation.

Policy on Dividend Distributions

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn), as determined in accordance with the German Commercial Code (Handelsgestzbuch). All dividends must be approved by shareholders. The Company has declared an annual dividend for the years ended December 31, 2002, 2001 and 2000. The ordinary shareholders’ meeting held May 18, 2005, did not authorize a dividend for the year 2004. Subject to market conditions, we currently intend to retain future earnings for investment in the development and expansion of our business.

B. Significant Changes

See Note 20 to our Consolidated Financial Statements and “Item 4. Information on the Company – History and Development of the Company – Important Events”.

Item 9.	The Offer and Listing

Items 9.A.1. through A.3., Items 9.A.5. through A.7., and Items B., D., E. and F. are not applicable.

Trading Markets

The principal trading market for our ordinary shares is the Frankfurt Stock Exchange, where the shares trade under the symbol “AIX”. Our ADRs, each evidencing one ADS, which represents one ordinary share, trade on the Nasdaq SmallCap Market under the symbol “AIXG”.

On March 12, 2005, our Executive Board resolved, with the approval of our Supervisory Board, to increase our authorized share capital by the issuance of 24,967,885 ordinary shares against contribution in kind of the shares of Genus pursuant to the merger with Genus. This capital increase was registered with the commercial register on March 14, 2005. The admission authority of the Frankfurt Stock Exchange authorized the registration of the new shares to the regulated securities market of the Frankfurt Stock Exchange with a resolution of March 14, 2005 with additional sequential obligations (Prime Standard).

Market Price Information

Frankfurt Stock Exchange

The table below sets forth, for the calendar periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for our ordinary shares. See the discussion under “Item 3. Key Information – Exchange Rate Information”, for information with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below.

	Price per ordinary share (in euro)
	High	Low
Annual
2000[1]	89.50	31.00
2001[2]	60.00	13.50
2002	30.15	4.04
2003	5.80	2.04
2004	7.35	3.04
Quarterly
2003
First quarter	5.15	2.04
Second quarter	4.77	2.40
Third quarter	5.80	3.40
Fourth quarter	5.65	4.24
2004
First quarter	7.35	4.72
Second quarter	6.10	4.47
Third quarter	6.24	3.65
Fourth quarter	4.45	3.04
2005
First quarter	3.98	3.09
Monthly
2004
November	3.55	3.20
December	3.58	3.04
2005
January	3.98	3.09
February	3.91	3.46
March	3.85	3.25
April	3.37	2.55
May	2.79	2.36
June (through June 9)	2.74	2.51

[1]	The 2000 ordinary shareholders’ meeting resolved to increase the stated share capital of AIXTRON out of retained earnings by issuing new shares. In effect, each share with a proportionate value of € 2 per share in the stated share capital was replaced by two shares, each with a proportionate value of € 1 per share in the stated share capital. The numbers in the chart reflect this increase.

[2]	The 2001 ordinary shareholders’ meeting resolved to increase the stated share capital of AIXTRON out of retained earnings by issuing new shares. In effect, each share with a proportionate value of € 2 per share in the stated share capital was replaced by two shares, each with a proportionate value of € 1 per share in the stated share capital. The numbers in the chart reflect this increase.

On June 9, 2005, the closing sales price per ordinary share on the Frankfurt Stock Exchange was € 2.56.

Nasdaq Market

Official trading of our ADSs on the Nasdaq SmallCap Market commenced on March 11, 2005.

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per ADS as reported on the Nasdaq SmallCap Market:

	Price per ADS (in USD)
	High	Low
Annual
2005
First quarter (commencing March 11, 2005)	5.00	4.16
Monthly
March (commencing March 11, 2005)	5.00	4.16
April	4.16	3.18
May	3.41	2.94
June (through June 9)	3.27	3.00

On June 9, 2005, the closing sales price per ADS on the Nasdaq SmallCap Market was $ 3.07.

Item 10.	Additional Information

Items 10.A., 10.F., 10.G. and 10.I. are not applicable.

B. Memorandum and Articles of Association

Copies of our Articles of Association are publicly available from the commercial register (Handelsregister) of the local court (Amtsgericht) in Aachen, Germany, under the entry number HRB 7002. An English translation of our Articles of Association has been filed with the SEC in the United States. For information regarding how to obtain a copy, see “Item 10. Additional Information – Documents on Display”.

With respect to Items 10.B.2. through 10.B.10, see “Description of the AIXTRON Ordinary Shares”, “Description of the American Depositary Shares” and “Comparison of Shareholder Rights” in the Registration Statement on Form F-4 (Regis. No. 333-122624) dated February 8, 2005.

See also Item 6. “Directors, Senior Management and Employees – Supervisory Board” and “– Executive Board” for further information about the Supervisory Board and the Executive Board.

Corporate Governance

Our Declaration of Compliance with the recommendations of the Government Commission of the German Corporate Governance Code (Regierungskommission Deutscher Corporate Governance Kodex) dated May 21, 2003 and published by the Federal Ministry of Justice (Bundesministerium der Justiz) in the official section of the electronic Federal Gazette is posted in the “Investor Relations” section of our website at www.aixtron.com and updated as appropriate. We voluntarily comply with all of the non-obligatory provisions of such German Corporate Governance Code, with minor exceptions.

Sarbanes-Oxley Act Requirements and Nasdaq Rules

Our American Depositary Shares were listed for trading on the Nasdaq SmallCap Market in connection with the Genus transaction in March 2005. As a result, we are subject to various requirements under the U.S. Securities Exchange Act of 1934, amended (the “Exchange Act”) and the rules of the Nasdaq SmallCap Market (the “Nasdaq Rules”). The Sarbanes-Oxley Act includes a wide array of provisions generally intended to improve corporate governance, strengthen investor protection and restore confidence in the US capital markets.

To facilitate our compliance with the Sarbanes-Oxley Act, the U.S. Exchange Act and the Nasdaq Rules, we have taken various steps, including the establishment of a Disclosure Committee that is responsible for reviewing and approving our public disclosures, and a review of our Audit Committee policies. We have also introduced procedures to provide the senior management certifications mandated by the Sarbanes-Oxley Act. These procedures and certifications are a basis on which our Chief Executive Officer and Chief Financial Officer may provide such certifications. We have also implemented procedures for handling complaints related to accounting practices and introduced a Code of Ethics.

Commencing with our annual report for the year ending December 31, 2006, we expect to be required to include a report from our management relating to its evaluation of our internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, with an “attestation” report from our independent auditors regarding such management report.

Companies listed on Nasdaq are now subject to the recently-amended provisions of Nasdaq Marketplace Rule 4350 (“Nasdaq Marketplace Rule 4350”), among other Nasdaq Rules.

In general, pursuant to Nasdaq Marketplace Rule 4350(a)(1), as amended, a “foreign private issuer” such as our Company may follow its home country law and practice in lieu of the corporate governance requirements of Nasdaq. In connection with its original listing, the foreign private issuer must provide a letter of outside counsel certifying that the non-conforming practices are not prohibited by home country law. We provided such a letter in connection with our March 2005 listing application.

A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 is also required to disclose in its annual reports filed with the SEC each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirement.

We intend generally to comply with applicable German corporate governance rather than Nasdaq Rule 4350 requirements. These non-conforming practices include the following (the “Non-conforming Practices”):

•	Rule 4350(b)(1)(A): distribution of annual and quarterly reports;

•	Rule 4350(c): independence and nomination of board members and compensation of officers;

•	Rule 4350(d): audit committee matters other than as discussed above (including committee charter, composition, responsibilities and authority);

•	Rule 4350(f): quorum;

•	Rule 4350(g): solicitation of proxies; and

•	Rule 4350(i): shareholder approvals.

Under Nasdaq Marketplace Rule(a)(1), as amended, however, even a foreign private issuer such as our Company is required to comply with Rule 4350(b)(1)(B)(relating to disclosure of “going concern” qualifications), Rule 4350(j)(relating to execution of Nasdaq form listing agreements) and Rule 4350(m)(relating to issuer notices to Nasdaq of material noncompliance with Rule 4350); and to have an audit committee that satisfies Rule 4350(d)(3)(regarding compliance with U.S. Exchange Act Rule 10A-3) and to ensure that such audit committee’s members meet the independence requirement in Rule 4350(d)(2)(A)(ii)(regarding independence required under U.S. Exchange Act Rule 10A-3).

Other significant differences between our governance practices and those of domestic Nasdaq-listed companies are as follows:

Two-Tier Board – The German Stock Corporation Act requires us to have a two-tier board structure consisting of an Executive Board and a Supervisory Board, which is not comparable to the one-tier or unitary board system in the US. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law.

Independence – Under this two-tier board system, except as described above, our methods for determining and ensuring the independence of our Supervisory Board differ from those of Nasdaq Marketplace Rule 4350, which generally contemplates a US-style, one-tier system. In contrast to the Nasdaq Rules, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws of our Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of our Supervisory and Executive Boards are strictly independent from one another. A member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with AIXTRON, unless approved by the Supervisory Board.

Committees - The Nasdaq Rules require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. We currently have an Audit Committee with written bylaws, adopted by the Supervisory Board addressing its purposes and responsibilities. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders’ meeting. The independence of the members of our Supervisory Board committees is governed by the independence standards applicable to Supervisory Board members.

Collectively, our Supervisory Board is responsible for many of the same functions as the committees required under Nasdaq Marketplace Rule 4350.

After 31 July 2005, our Audit Committee will also be subject to the requirements of U.S. Exchange Act Rule 10A-3 applicable to “foreign private issuers” such as our company.

U.S. Exchange Act Rule 10A-3(a)(2) requires Nasdaq to prohibit the continued listing of shares of a company in the event that it is not in compliance with Rules 10A-3(b) and (c) by 31 July 2005. In addition, U.S. Exchange Act Rule 10A-3(a)(4) requires Nasdaq’s rules to require that a listed company must notify Nasdaq in the event that an executive officer become aware of material noncompliance by such company.

Shareholder Approval of Equity Compensation Plans; Stock Repurchases

The Nasdaq Rules generally require US domestic companies to obtain shareholder approval of all equity-compensation plans (including stock option plans) and any material revisions to them. Our adoption of stock option plans and any material revisions thereto require the approval by our shareholders insofar as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications).

Corporate Governance Guidelines

Various documents pertaining to our corporate governance, including our Articles of Association and the report on our fulfillment of the requirements of the German Corporate Governance Code, may be found on our internet website at www.aixtron.com. The information on our website is not incorporated by reference into this report.

C. Material Contracts

The following summaries of AIXTRON’s material agreements are qualified in their entirety by reference to the agreements, copies of which have been filed with the SEC as exhibits to the AIXTRON Form F-4/A Registration Statement (File No. 333-122624).

Agreement in Principle

In connection with the merger of AIXTRON and Genus and the related merger agreement dated July 1, 2004, AIXTRON and Genus entered into an agreement in principle regarding the joint design and development of a hybrid ALD and AVD® multiwafer production tool (the “Agreement in Principle”). The parties entered into the Agreement in Principle so that they could begin the development of a hybrid ALD/AVD® multiwafer production tool as soon as possible in order to accelerate the time to market in anticipation of expected demand for the hybrid tool that the parties wish to develop together. The design phase commenced the later of six weeks after the date of the merger agreement and the expiration of all waiting periods under the HSR Act and will continue for six months. During the design phase of the project, Genus was required to conduct all activities relating to the design and development of a hybrid ALD/AVD® multiwafer production tool exclusively with AIXTRON and not with any third parties.

Intellectual Property Agreements

Certain information, such as fees and royalties, in the manufacturing license and technical services agreement with Laboratoires D’Electronique Philips (“LEP”) dated August 10, 1989 (the “LEP Agreement”) and in the exclusive patent and know-how license agreement with Centre National de la Recherche Scientifique (“CNRS”) and the Institut National Polytechnique de Grenoble (“INPG”) executed December 17, 2002 (the “CNRS Agreement”) is confidential and has been redacted from the copies of the LEP Agreement and the CNRS Agreement AIXTRON filed with the SEC.

The LEP Agreement provides AIXTRON a license and technical information and support in regard to LEP’s MOVPE reactor prototype (the “Planetary Reactor Prototype”). The worldwide license granted by LEP to AIXTRON is a non-transferable and exclusive license to use the technical information related to the Planetary Reactor Prototype to develop, manufacture, use, sell or otherwise market planetary reactors. The LEP Agreement does not include a grant of a patent license to AIXTRON with respect to certain French patents or patent applications which are confidential. AIXTRON shall not sublicense or transfer the technical information to third parties, except as to disclosures necessary for the manufacture, operations or maintenance of planetary reactors.

The CNRS Agreement deals with the system for injection of precursors into a vacuum vapor deposition chamber (the “Product”). CNRS and INPG grant AIXTRON an exclusive license to develop, manufacture, use, sell the Product and exploit the patents and know-how in the entire world with the right to grant certain sub-licenses. Except for the specified sub-license grants, the CNRS Agreement is personal, not assignable and non-transferable. The CNRS Agreement remains in force during the life of the patents unless it is terminated by any of the parties to this agreement.

Consulting Agreement

AIXTRON and Blättchen & Partner AG (“B&P”) entered into a consulting agreement on June 30, 2004 in connection with the merger of AIXTRON with Genus (the “Consulting Agreement”), which has subsequently been terminated. Pursuant to the Consulting Agreement, the services of B&P were restricted to the preparation and analysis of the material provided by AIXTRON in connection with the aforementioned merger. The hourly fees for partners were € 220, but in the case of Prof. Dr. Blättchen € 200, and for consultants € 120. In addition, expenses incurred in connection with the services provided pursuant to the Consulting Agreement were to be reimbursed by AIXTRON. The total fees paid by AIXTRON to date are approximately € 50,000.

D. Exchange Controls

At present, Germany does not restrict the movement of capital between Germany and other countries or individuals except certain persons, entities and countries subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the European Union.

For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds € 12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of € 5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than € 3 million. Corporations residing in Germany with assets in excess of € 3 million must report annually to the German Central Bank any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

E. Taxation

German and U.S. Federal Taxation

German Taxation

The following discussion is a summary of certain material German tax consequences for beneficial owners of our shares or ADSs (1) who are not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany), and (2) whose shares or ADSs do not form part of the business property of a permanent establishment or fixed base in Germany.

Throughout this section we refer to these owners as “Non-German Holders.” This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof, and is subject to changes in such German tax laws or treaties. This summary also reflects changes applicable to us resulting from the Flood Victim Solidarity Act which was enacted in September 2002. The changes resulting from the Flood Victim Solidarity Act were applicable to us with respect to our fiscal year beginning January 1, 2003.

The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of our shares or ADSs and the procedures to follow to obtain a refund of German taxes withheld from dividends.

Taxation of the Company in Germany

German corporations are subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to a tax rate of 26.375%. The corporate income tax rate was increased by the Flood Victim Solidarity Act. As a result of this Act, the German corporate income tax rate increased from 25% to 26.5% for the fiscal year 2003 only and, accordingly, the aggregate amount of corporate income tax including the Flood Victim Solidarity surcharge and the solidarity surcharge, increased for fiscal year 2003 to 27.958%.

In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Beginning in fiscal year 2004, the deduction for a taxable loss carryforward is limited to 60% of the taxable income for the fiscal year. The temporary loss carryforward is unchanged and remains unlimited.

Taxation of Dividends

For dividend distributions paid by us attributable to our fiscal year ending on or after December 31, 2002, a tax credit is no longer available to German taxpayers with respect to dividends. To avoid multiple levels of taxation in a corporate chain, the German tax law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage. Commencing with fiscal year 2004, the full deduction for received dividends is limited to 95%. German resident individuals must recognize 50% of the dividends received as taxable income. Certain transition rules apply in connection with the change from the former corporate income tax credit system to the current system.

Imposition of Withholding Tax

For dividend distributions made by us attributable to fiscal years beginning on or after January 1, 2002, the withholding tax rate is reduced to 20%. A solidarity surcharge of 5.5% on the withholding tax has been retained, resulting in a total withholding tax rate from dividends of 21.1%. For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder must apply for a refund of withholding taxes paid. The refund amounts to 11.375% of the declared dividend for dividend distributions withheld at an aggregate 26.375% rate prior to the German Tax Reform effective date and 6.1% of the declared dividend for dividend distributions withheld thereafter at the new rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D – 53221 Bonn, Germany; http://www.bff–online.de/). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Shareholders

Under the U.S.-German Income Tax Treaty (the “Treaty”), the withholding tax rate is reduced to 15% of the gross amount of the dividends. Dividend payments to an eligible U.S. holder made by us attributable to fiscal year 2002 and subsequent years will be subject to a 15% general withholding tax rate under the Treaty.

For dividend distributions made by us attributable to fiscal 2002 and subsequent years, the dividends are, in the absence of the Treaty, subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 21.1% of the declared dividend. Eligible U.S. holders (as defined below under “U.S. Taxation”) are entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend.

Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend). Thus, the eligible U.S. holder will be deemed to have received a dividend of 100, subject to German withholding tax of 15.

Refund Procedure for U.S. Shareholders

For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders.

The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company. Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office at the address noted above. Copies of this form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007–1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Taxation of Capital Gains

Under German domestic tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. In computing the relevant size of a Non-German Holder’s shareholding, shareholdings existing prior to the effective date of the German Tax Reform are also to be taken into account. In general, pursuant to the German Tax Reform, corporate Non-German Holders will be fully exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or

ADSs. U.S. holders that qualify for benefits under the Treaty are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares or ADSs.

Inheritance and Gift Tax

Under German law, German gift or inheritance tax will be imposed only on transfers by a holder of shares or ADSs at death or by way of gift, if (1) the decedent or donor, or the heir, donee or other transferee has his residence in Germany at the time of the transfer; (2) the decedent or donor, or the heir, donee or other transferee is a citizen of Germany, is not a resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or (3) the shares or ADSs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor, respectively, actually or constructively together with related parties.

The right of the German government to impose inheritance or gift tax on a Non-German Holder may be further limited by an applicable estate tax treaty (such as the U.S.-German Inheritances and Gifts Tax Treaty of December 3, 1980).

Other Taxes

No German transfer, stamp or similar taxes apply to the purchase, sale or other disposition of shares or ADSs by a Non-German Holder. Currently, net worth tax is not levied in Germany.

U.S. Federal Taxation

This section describes certain material United States federal income tax consequences of owning our shares or ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold shares or ADSs as capital assets for U.S. federal income tax purposes. This section does not address all material U.S. federal income tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to other rules, including:

•	tax-exempt entities;

•	life insurance companies;

•	dealers in securities;

•	traders in securities that elect a mark-to-market method of accounting for securities holdings;

•	investors liable for alternative minimum tax;

•	partnerships, or other entities classified as partnerships, for U.S. federal income tax purposes;

•	investors that actually or constructively own 10% or more of our voting stock;

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	investors whose functional currency is not the U.S. dollar.

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, and published rulings and court decisions, as well as on the Treaty, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of JPMorgan Chase Bank, the depositary for our ADSs, and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement is performed in accordance with its terms.

For United States federal income tax purposes, if you hold ADSs, you will generally be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares generally will not be subject to United States federal income tax.

You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In particular, you should confirm that you are eligible for the benefits under the Treaty with respect to income and gain from the shares or ADSs.

This discussion assumes that AIXTRON is not, and will not become, a passive foreign investment company as discussed below.

Taxation of Dividends

You must include in your gross income the gross amount, including any German withholding tax, of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. See the description under “German Taxation—Special Tax Rules for U.S. Shareholders” for examples of how you compute the amount of gross dividends received. The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. Dividends constitute income from sources outside the United States. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States income tax liability. See the description under “German Taxation—Refund Procedure for U.S. Shareholders,” above for the procedures for obtaining a tax refund. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Taxation of Capital Gains

If you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gains will be long-term for shares or ADSs held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for our 2004 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse U.S. federal income tax consequences could apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting and to backup withholding unless (1) you are a corporation or other exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

H. Documents on Display

We are subject to the informational requirements of the U.S. Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. Our filings, including this report, are also available on the SEC’s website at www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosure about Market Risk

The global nature of our businesses exposes us to market risks resulting from changes in foreign currency exchange rate and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect our operating results and financial condition. We are also exposed to commodity price risks. AIXTRON seeks to manage and control these market risks primarily through monitoring of its operating and financial activities and the use of derivative financial instruments.

Exchange Rate Risk

Transaction Risk and Currency Risk Management

The global nature of our businesses exposes our operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the dollar, the euro and other world currencies. Our businesses are exposed to transaction risk whenever we have revenues in a currency that is different from the currency in which we incur the costs of generating those revenues. When we convert the revenues into the currency in which we incur the costs, the value of the revenues may be declined in the interim relative to the currency in which we incurred the costs. These risks exposure primarily affects the Company’s business in Europe, especially Germany, which generates a part of our system revenues in foreign currencies, primarily U.S. dollar, and incurs manufacturing costs primarily in euros.

Effects of Currency Translation

Most of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the income statements of these subsidiaries into euros so that we can include their financial results in our Consolidated Financial Statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly affect the translation of both revenues and operating income denominated in that currency into euros. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate transaction risk does not affect local currency cash flows.

We have some assets and liabilities outside the euro zone. These assets and liabilities are denominated in local currencies and reside primarily at our subsidiaries in the United States.

When we convert net asset values into euros, currency fluctuations result in period-to-period changes in those net asset values. Our equity position reflects these changes in net asset values. We generally do not hedge against this type of risk.

Foreign Currency Risk

We sell our products primarily to customers in Asia, United States and Europe. Most of our sales are currently denominated in euro and U.S. dollar. U.S. dollar denominated revenues were approximately 81.1% of our total system revenues for the year ended December 31, 2004.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we earn on our investments. The risk associated with fluctuating interest rates impacts all of our investments because of the short duration of the investments. Accordingly, our interest rate risk is primarily related to our short-term investments which amounted to EUR 20.996 million at December 31, 2004.

We do not plan to use derivative financial instruments in our investment portfolio. We plan to ensure the safety and preservation of our invested principal funds by limiting default risk and market risk. We plan to mitigate default risk by investing in investment-grade securities. We have historically invested in investment-grade, short-term securities that we have held until maturity to limit our market risk.

Item 12.	Description of Securities other than Equity Securities

Not applicable

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.	Controls and Procedures

Our management, with the participation of our Chief Executive Officer, Paul Hyland, and our Chief Financial Officer, Wolfgang Breme, performed an evaluation of the effectiveness of our disclosure controls and procedures as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act, as of December 31, 2004.

Under such Rule 13a-15(e), the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the US Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the US Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In connection with the preparation of our Registration Statement on Form F-4 as filed with the SEC on February 8, 2005, we restated our financial statements for the fiscal years ended December 31, 2003 and 2002 and the nine months ended September 30, 2004. As a result of those restatements and notwithstanding the compensating controls that were implemented, our Chief Executive Officer and Chief Financial Officer were not able to conclude that our disclosure controls and procedures over the preparation of filings with the SEC were effective as of December 31, 2004.

Since we filed our Registration Statement on Form F-4 on February 8, 2005, we have taken various steps to improve our disclosure controls and procedures. These steps include the establishment of a Disclosure Committee that is responsible for reviewing and approving our public disclosures, a review of our Audit Committee policies and the recruitment of additional staff. We have introduced procedures to provide the senior management certifications mandated by the Sarbanes-Oxley Act. We have also implemented procedures for handling complaints related to accounting practices and introduced a Code of Ethics.

There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

As of May 18, 2005 our Supervisory Board has determined that Prof. Dr. Blättchen is an “audit committee financial expert”.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, as well as to all of our employees performing similar functions in and outside Germany and to all other senior management. The code of ethics was adopted subject to the approval of the workers council of the Company. Our code of ethics is consistent with the requirements of the German Code of Corporate Governance and the Nasdaq SmallCap Market and is filed as an exhibit to this report.

Item 16C.	Principal Accountant Fees And Services

Fees related to audit services and other services rendered by our independent principal accountant, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft (“Deloitte & Touche”), for the years 2004 and 2003 were as follows:

	Year ended December 31,
Type of Fees	2004	2003
	(EUR in millions)
Audit Fees	2.96	0.26
Audit-Related Fees	0.08	0.00
Tax Fees	0.04	0.06
All Other Fees	0.00	0.00

Total	3.08	0.32

In the above table, “audit fees” are the aggregate Deloitte & Touche fees for professional services in connection with the audit of our Consolidated Financial Statements, reviews of interim financial statements, as well as audits of statutory financial statements of AIXTRON and its subsidiaries. Also included in “audit fees” are amounts for attestation services in relation to regulatory filings and other compliance requirements. “Audit-related fees” are fees for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions, attestation regarding compliance with certain agreements and other agreed-upon procedures. “Tax fees” are fees for tax advice on actual or contemplated transactions, tax compliance and expatriate employee tax services.

Audit Committee Pre-Approval Policies

In accordance with German law, our independent auditors are appointed at the Annual Shareholders’ Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors’ independence. On May 18, 2005, at the Annual General Meeting of Shareholders, Deloitte & Touche was appointed to serve as our independent auditors for the year ending December 31, 2005.

In order to assure the integrity of independent audits, our Audit Committee established a policy to approve all audit and permissible non-audit services provided by our independent auditors prior to the auditors’ engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON’s independent auditors. Under the policies, our independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rules of the SEC. In fiscal year 2004 the Supervisory Board pre-approved the performance by Deloitte & Touche of the above specified audit and permitted non-audit services.

Item 16D.	Exemptions from Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 to F-34, incorporated herein by reference.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) (English translation) (incorporated by reference to Exhibit 3.1 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.1	Agreement in Principle (incorporated by reference to Exhibit 10.1 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.2	Manufacturing License and Technical Services Agreement, dated as of August 10, 1989, between AIXTRON Aktiengesellschaft and Laboratoires D’Electronique Philips (incorporated by reference to Exhibit 10.2 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.3	Exclusive Patent and Know–How License Agreement among AIXTRON Aktiengesellschaft, Centre National de la Recherche Scientifique and the Institut National Polytechnique de Genoble (incorporated by reference to Exhibit 10.3 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.4	Consulting Agreement with Prof. Dr. Wolfgang Blättchen & Partner AG (incorporated by reference to Exhibit 10.4 to Form F-4, dated February 8, 2005, File No. 333-122624).

8.1	List of Subsidiaries (incorporated by reference to the list of subsidiaries set forth in this report under the caption “Item 4. Information on the Company – Organizational Structure.”)

11.1	Code of Ethics

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Supervisory Board

AIXTRON AG

Aachen, Germany

We have audited the accompanying consolidated balance sheets of AIXTRON Aktiengesellschaft and subsidiaries (“AIXTRON”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of AIXTRON’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. AIXTRON is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the AIXTRON’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON Aktiengesellschaft and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche GmbH

Deloitte & Touche GmbH

Hanover, Germany

March 29, 2005 except for note 20, as to which the date is June 20, 2005

AIXTRON AG

Consolidated Balance Sheets

(In EUR thousands)

	Notes	31.12.2004	31.12.2003
Assets
Current assets
Cash and cash equivalents	2	45,498	45,303
Accounts receivable less allowances of € 355 (2003: € 187)	2	16,008	9,495
Inventories	2, 4	35,101	33,011
Other current assets	5	6,005	7,162
Deferred income taxes - net	17	2,309	1,427

Total current assets		104,921	96,398
Non-current assets
Goodwill	2, 7	13,633	12,957
Other intangible assets	2, 7	4,295	4,558
Property, plant and equipment - net	2, 6, 18	41,598	43,300
Other non-current assets	8	5,820	346
Deferred tax assets	17	4,613	6,153

Total non-current assets		69,959	67,314

Total assets		174,880	163,712

Liabilities & shareholders’ equity
Current liabilities
Accounts payable		10,769	9,714
Advanced payments from customers	2	13,529	13,097
Accrued expenses and other current liabilities	9	12,415	8,423
Convertible bonds	11	3	3
Deferred revenues		1,845	3,088

Total current liabilities		38,561	34,325
Long-term liabilities
Other long-term liabilities		104	152
Pensions accrual	12	811	784

Total long-term liabilities		915	936

Total liabilities		39,476	35,261
Minority interests		—	159
Shareholders’ equity
Ordinary shares, par value EUR 1.00 per share, authorized shares (2004: 129,657,262), issued and outstanding 64,831,512 as of December 31, 2004 and 2003	13	64,832	64,832
Additional paid-in capital		27,647	27,584
Retained earnings		43,797	36,651
Accumulated other comprehensive income / (loss)		(872)	(775)

Total shareholders’ equity		135,404	128,292

Total liabilities and shareholders’ equity		174,880	163,712

The accompanying notes are an integral part of these consolidated financial statements.

AIXTRON AG

Consolidated Statements of Income

(In EUR thousands, except per share information)

		For the year ended December 31,
	Notes	2004	2003	2002
Sales revenues	2, 18	140,004	90,402	152,112
Cost of sales	2	89,957	71,983	88,916

Gross profit		50,047	18,419	63,196
Operating expenses
Selling expenses		17,931	15,731	20,227
General and administration expenses		13,088	10,775	16,527
Research and development costs	2	20,149	14,222	12,091
Other operating income	16	9,939	3,140	7,418
Other operating expenses		721	2,852	879
Impairment of goodwill	2	0	2,867	0
Restructuring charges	3	0	1,718	0
Operating income (loss)		8,097	(26,606)	20,890

Interest income		786	1,139	2,228
Interest expense		2	13	77

Income (loss) before income taxes		8,881	(25,480)	23,041
Provision (benefit) for income taxes	2, 17	1,787	(7,442)	7,908

Net income (loss) before minority interest		7,094	(18,038)	15,133
Minority interests		52	200	10

Net income (loss)		7,146	(17,838)	15,143

Net income (loss) per common share		EUR	EUR	EUR
Basic	2, 19	0.11	(0.28)	0.23
Diluted	2, 19	0.11	(0.28)	0.23

Weighted average number of shares used in computing per share amounts:		No.	No.	No.
Basic	19	64,831,512	64,831,512	64,828,872
Diluted	19	64,856,952	64,831,512	64,854,312

Consolidated Statements of Comprehensive Income (Loss)
Net income (loss)		7,146	(17,838)	15,143
Foreign currency translation adjustments		48	(1,870)	(2,305)
Unrealized net gain on derivative contracts		1,324	1,469	—
Realized net gain on derivative contracts transferred to earnings		(1,469)	—	—

Comprehensive income (loss)		7,049	(18,239)	12,838

The accompanying notes are an integral part of these consolidated financial statements.

AIXTRON AG

Consolidated Statements of Cash Flows

(In EUR thousands)

	For the year ended December 31,
	2004	2003	2002
Operating Activities
Net income (loss)	7,146	(17,838)	15,143
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock compensation	63	86	46
Impairment of goodwill	—	2,867	—
Depreciation and amortization expense	5,986	5,832	5,430
Loss on disposal of fixed assets	370	15	36
Loss (gain) on disposal of investment	—	80	(1,870)
Deferred income taxes	658	(5,468)	1,357
Changes to assets and liabilities:
Accounts receivable	(6,513)	2,430	8,664
Inventories	(2,090)	9,137	29,792
Other assets	(4,243)	904	6
Accounts payable	1,055	1,682	(281)
Accrued expenses and other current liabilities	5,232	(5,211)	(25,155)
Deferred revenues	(1,243)	1,405	(1,507)
Long-term liabilities	(21)	194	(1,133)
Advanced payments from customers	432	(3,579)	(35,457)

Net cash provided by (used in) operating activities	6,832	(7,464)	(4,929)

Cash flows used in investing activities
Purchase of fixed assets	(3,763)	(3,179)	(12,931)
Purchase of intangible assets	(618)	(94)	(267)
Purchase of minority interests	(2,011)	—	—
Purchase of long-term investment	—	(52)	(32)
Proceeds from sale of long-term investment	3	4	2

Net cash used in investing activities	(6,389)	(3,321)	(13,228)

Cash Flow provided by (used in) financing activities
Proceeds from capital contribution	—	—	6
Change in Minority interest	(52)	(199)	89
Dividends paid	—	(5,186)	(11,670)

Net cash provided by (used in) financing activities	(52)	(5,385)	(11,575)
Effect of exchange rate changes on cash and cash equivalents	(196)	(813)	(898)

Net change in cash and cash equivalents	195	(16,983)	(30,630)
Cash and cash equivalents at January 1	45,303	62,286	92,916

Cash and cash equivalents at December 31	45,498	45,303	62,286

The accompanying notes are an integral part of these consolidated financial statements.

AIXTRON AG

Consolidated Statements of Cash Flows

(In EUR thousands)

	For the year ended December 31,
	2004	2003	2002

	For the year ended December 31,
	2004	2003	2002
Supplemental disclosures:
Interest paid	2	13	77
Income taxes (reimbursed)/paid	(694)	235	20,748
Non-cash investing and financing activities
Acquisition of intangible asset in exchange for equity investment and intangible asset	—	—	2,550

The accompanying notes are an integral part of these consolidated financial statements.

AIXTRON AG

Consolidated Statements of Changes in Shareholders’ Equity

(In EUR thousands, except share data)

	Common Stock				Accumulated other comprehensive gain (loss), net of tax
	Number of shares	Amount	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Deriva- tive financial instru- ments	Total Share- holders’ Equity
Balance as of January 1, 2002	64,828,632	64,829	27,448	56,202	1,931	—	150,410
Net income				15,143			15,143
Dividends				(11,670)			(11,670)
Deferred stock compensation			46				46
Foreign currency translation adjustment					(2,305)		(2,305)
Ordinary shares issued in settlement of convertible bonds	2,880	3	4				7

Balance as of December 31, 2002	64,831,512	64,832	27,498	59,675	(374)	—	151,631
Net loss				(17,838)			(17,838)
Dividends				(5,186)			(5,186)
Deferred stock compensation			86				86
Foreign currency translation adjustment					(1,870)		(1,870)
Unrealized net gain on derivative financial instruments						1,469	1,469

Balance as of December 31, 2003	64,831,512	64,832	27,584	36,651	(2,244)	1,469	128,292
Net income				7,146			7,146
Deferred stock compensation			63				63
Foreign currency translation adjustment					48		48
Unrealized net gain on derivative financial instruments						1,324	1,324
Realized net gain on derivative financial instruments transferred to earnings						(1,469)	(1,469)

Balance as of December 31, 2004	64,831,512	64,832	27,647	43,797	(2,196)	1,324	135,404

The accompanying notes are an integral part of these consolidated financial statements.

AIXTRON AG

Notes to the Consolidated Financial Statements

(EUR in thousands, except per share information)

1. Business Description

AIXTRON Aktiengesellschaft (“AIXTRON AG”) and its consolidated subsidiaries (collectively, the “Company” or “AIXTRON”) develop and produce metal organic chemical vapor deposition (MOCVD) equipment for the production of compound semiconductors and similar complex materials. These materials are used mainly in opto-electronic and micro-electronic applications and serve as the basis for highly complex devices. The markets served are primarily in Asia, America and Europe. Group production facilities are located in Aachen and Herzogenrath in Germany and Cambridge in the United Kingdom. AIXTRON has been publicly listed on the Frankfurt Stock Exchange since 1997.

In addition to AIXTRON AG, the following 100% owned subsidiaries are included in the consolidated financial statements:

AIXTRON Inc., Atlanta, United States of America

Thomas Swan Scientific Equipment Ltd. (TSSE Ltd.), Cambridge, United Kingdom

AIXTRON chu-sik-hoe-sa (AIXTRON cshs), Seoul, South Korea

AIXTRON Taiwan Co., Ltd. (AIXTRON Taiwan), Hsinchu City, Taiwan

Dotron GmbH, Frankfurt am Main, Germany

Epigress AB, Lund, Sweden

AIXTRON Kabushiki Kaisha, (AIXTRON KK), Tokyo, Japan

The subsidiary Dotron GmbH was acquired in 2003 and has not yet commenced operations as of December, 31, 2004.

Acquisitions

In May 2004, AIXTRON purchased the remaining 10% interest in AIXTRON KK, for an aggregate amount of EUR 238 in cash including direct incremental costs of the business acquisition. The subsidiary is involved in the sale of MOCVD- and Chemical Vapor Deposition (CVD)-equipment and services in Asia.

In October 2004, AIXTRON purchased the remaining 30.08% interest in Epigress AB from the minority shareholders of Epigress AB for an aggregate of EUR 1,773 in cash including direct attributed costs of the business acquisition.

Epigress AB focuses primarly on research and development activities and sales and marketing of MOCVD equipment for silicon carbide (SiC).

The acquisitions were accounted for using the purchase method of accounting. The excess paid above the purchased net assets was accounted as goodwill of EUR 551 (Epigress AB) and EUR 127 (AIXTRON KK).

2. Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared and published in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of AIXTRON AG and all of its majority-owned and controlled subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation. A minority interest is recorded in the statements of operations in the income or loss of these subsidiaries, respectively. Cumulative retained losses relating to a minority interest in a subsidiary that exceed the minority interest in the equity capital of the subsidiary are not allocated to the minority interest.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for products and services, especially with respect to LED products; successful integration of the Genus, Inc., with which AIXTRON merged in 2005, see note 20; competitive pressures due to excess capacity or price reductions in the compound semiconductor industries; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; exchange rate fluctuations; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract, acquire and retain employees necessary to support its growth.

Concentrations

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents with high-quality institutions. Generally, credit risk with respect to accounts receivable is diversified due to their dispersion across different geographic locations throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable, except in Asia, where irrevocable letters of credit are routinely obtained shortly after order confirmation. The Company maintains reserves for potential credit losses and historically such losses have been within management’s expectations.

In 2004 revenues from one customer amounted to EUR 20,462. This amount is 14.6% of total revenue. No other customer accounted for more than 10% of total revenue in 2004. During 2003 and 2002, no customer accounted for more than 7% of total revenue.

Foreign Currency Translation

The consolidated financial statements have been prepared in euros (“EUR”). The financial information for subsidiaries outside the euro-zone is measured using local currencies as the functional currencies of those subsidiaries. Assets and liabilities of these subsidiaries are translated into euros at exchange rates prevailing at the end of the year. Revenues and expenses relating to the operations of such subsidiaries are translated at average exchange rates during the year. Resulting translation adjustments are recorded as other comprehensive income (loss). Exchange rate effects of transactions in foreign currencies, other than the functional currency, are recorded in the statement of operations.

Derivative Financial Instruments

The Company principally uses derivative foreign currency financial instruments for the financial management of foreign currency risks. The Company measures all derivative foreign currency instruments based on fair values derived from market prices of the instruments. The Company applies hedge accounting for all hedges that are highly effective in offsetting the identified hedged risks as required by the SFAS No. 133 effectiveness criteria.

Cash Flow Hedges

The Company uses forward exchange contracts and options to hedge the impact of the fluctuations in exchange rates on cash flows from forecasted sales transactions in non-functional currencies. The Company typically hedges less than 100% of the forecasted sales contracts. The derivative instruments are designated as cash flow hedges and have been determined to be highly effective. Accordingly, the changes in fair value of these cash flow hedges are deferred in other accumulated comprehensive income until the underlying exposure is recognized in the statement of operations.

When the underlying sales transaction is recognized, the related gain or loss on the cash flow hedge accumulated in other comprehensive income is released to the statement of operations. In the event that the underlying sales transactions does not occur, or it becomes probable that it will not occur, that gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the statement of operations. In accordance with this policy the Company had recorded an unrealized gain of EUR 1,324 in accumulated other comprehensive income as of December 31, 2004 and EUR 1,469 as of December 31, 2003. The unrealized gain on December 31, 2003 of EUR 1,469 was completely recognized in the statements of operations as of the underlying transactions affected income during 2004.

Fair Value Hedges

The Company uses foreign currency forward contracts to hedge firmly committed sales transactions denominated in non-functional currencies. These contracts are entered into as economic hedges, but do not meet all the criteria of SFAS No. 133 in order to apply hedge accounting. Therefore AIXTRON has not applied hedge accounting and has recognized changes in the fair value of these derivatives in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on hand, current deposits with credit institutions and short-term notes with a remaining maturity of three months or less at the date of acquisition.

Accounts Receivable

Accounts receivable are carried at estimated net realizable value. Allowances are recorded, if necessary, in an amount considered by management to be sufficient to meet future losses to the collectibility of the accounts receivable.

Allowance for doubtful accounts roll-forward:

	Years ended December 31,
	2004	2003	2002
Balance at beginning of year	187	456	1,670
Additions	188	0	0
Utilization of the allowance	0	(77)	(1,047)
Reduction of allowance in the year	(20)	(192)	(167)

Balance at end of year	355	187	456

Inventories

Inventories are stated at the lower of weighted average cost and market. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Slow moving, excess and obsolete, and otherwise unsaleable inventory are written down to market value, calculated based primarily on either the Company’s estimated forecast of product demand and production requirement for the next twelve months or historical trailing twelve month usage. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories in full. This policy is designed to reflect the rapid technology and market changes affecting the Company’s business, which may make such inventories on hand obsolete or excess. A significant increase in the demand for the Company’s products could result in a short-term increase in the prices of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand requiring additional inventory write-downs.

When the Company delivers equipment to customers for which revenue cannot be recognized until final acceptance from the customer, the Company reports the respective manufacturing costs as inventory at customer locations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The following table presents the assigned economic lives of the Company’s property, plant and equipment:

Assigned economic life
Buildings	25 years
Machinery and equipment	3-10 years
Other plant, factory and office equipment	3-8 years

The Company constructs certain of its equipment. In addition to external costs for assets under construction, including duty and tariff, shipping costs and costs for equipment installation are capitalized.

Capitalized interest was nil for the years ended December 31, 2004 and 2003. Depreciation is recorded from the time assets are placed in service.

Repairs and maintenance costs are expensed as incurred.

Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002, and as of that date stopped amortizing goodwill that result from business combinations completed prior to the adoption of SFAS No. 141, Business Combinations.

The Company tests its recorded goodwill for impairment each year as of November 1 or if an event occurs or circumstances change that would indicate that the carrying amount exceeds the fair value of the goodwill. If the carrying value of an identifiable reporting unit exceeds its fair value (computing using discounted future cash flows, supported by other evidence such as the valuation of comparable companies), the extent to which goodwill is impaired is cal-culated by comparing the carrying value to the implicit fair value of goodwill, which equals the fair value of the reporting unit minus the fair value of the reporting unit’s net assets. Based on the tests performed, management determined that at December 31, 2003 goodwill recorded for one of the reporting units, Epigress AB, was impaired and a write-down of goodwill amounting to EUR 2,867 was recognised in 2003. In connection with the impairment, AIXTRON also recorded a charge to income of EUR 1,240 relating to an increase in the fair value of a written put option that entitled the minority interest holders of Epigress AB to put their shares to AIXTRON. No impairment loss was recorded for the years ended December 31, 2004 and 2002. As of December 31, 2004, the Company’s goodwill balance of EUR 13,633 relates to its reporting units Thomas Swan Scientific Equipment Ltd., Epigress AB and AIXTRON KK.

Intangible assets include patents and similar rights and software purchased for internal use, which are valued at cost and are amortized on a straight-line basis over the term of the rights or useful life, ranging from two to 18 years.

Impairment of Long-lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

Revenue Recognition

AIXTRON’s Revenue Recognition policy has been set in accordance with the SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”) and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

AIXTRON generates revenue from the sale and installation of MOCVD equipment, spare parts and maintainance services to its customers. The sale of MOCVD equipment involves a customer acceptance test at AIXTRON’s production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the MOCVD equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated to include some of these terms.

The sale of MOCVD equipment and the installation of the equipment are considered two separate units of accounting, in accordance with SAB 104 and EITF 00-21.

Revenues are recognized pursuant to SAB 104 when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured.

For products that have not previously been demonstrated to meet product specification requirements, or where specific rights of return have been negotiated, all revenue is recognized only upon final customer acceptance at the customer site.

For products that have previously been demonstrated to meet product specification requirements and for which no specific rights of return have been negotiated, after a full customer acceptance test has been successfully completed at AIXTRON`s production facility, the MOCVD equipment is made ready for shipment and revenues from the sale of the MOCVD equipment are recognized upon shipment to the customer. Revenue relating to the installation of the equipment at the customer site is deferred until the installation at the customer site is complete and the final customer acceptance has been confirmed.

The portion of the contract revenue deferred until completion of the installation services is determined based on the higher of the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation, multipled by the hourly rate charged to customers for similar services. An accrual for estimated cost of warranty is recorded upon the shipment of the equipment.

Revenue on the sale of spare parts and maintainance services is recognized when the parts are delivered or as the services are performed.

Cost of sales

Cost of sales includes such direct costs as materials, labour and related production overheads.

Research and Development

Research and development costs are expensed as incurred. Project funding received from the German government and the European Union is recorded in other operating income if the research and development costs are incurred, provided that any conditions for the funding have been met.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enacted rate changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Stock-based Compensation

The Company accounts for its stock-based compensation plans using the intrinsic value based method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, allows companies to choose to recognize the fair value of stock options granted as an expense, or to continue to account for stock options using the intrinsic value based method under APB Opinion No. 25 and provide pro forma disclosure of the impact of the fair value method on net income (loss) and net income (loss) per share.

As AIXTRON chose to follow APB Opinion No. 25, compensation expense is computed for each employee stock option granted as the amount by which the quoted market price of AIXTRON common shares on the measurement date exceeds the exercise price that the employee must pay to acquire the shares. If the Company had elected to apply the provisions of SFAS No. 123, the total estimated stock-based compensation expense, determined under the fair value based method, net of related tax effect, would have been amortized on a pro rata basis over the option vesting periods. The following table illustrates the effect that the application of the fair value recognition provisions of SFAS No. 123 would have had on net income (loss) of the Company:

	Year ended December 31,
	2004	2003	2002
Net income (loss) – as reported	7,146	(17,838)	15,143
Add: Stock-based compensation expense as reported under the intrinsic value based method, net of related tax effect	63	86	46
Less: Stock-based compensation expense determined under fair value based method, net of related tax effect	(4,685)	(6,741)	(9,183)

Pro forma net income (loss)	2,524	(24,493)	6,006

Basic and diluted net income (loss) per share:
As reported (EUR)	0.11	(0.28)	0.23
Pro forma (EUR)	0.04	(0.38)	0.09

The estimated stock-based compensation expense under the fair value based method is computed using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2004	2003	2002
Expected life (years)	4.44	4.29	4.32
Risk free interest rate	3.34%	3.54%	4.89%
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	72.66%	76.30%	93.27%

Based on the Black-Scholes option pricing model, the estimated weighted average grant date fair value of employee stock options was EUR 2.62 for options granted in 2004, EUR 1.59 and EUR 5.55 for options granted in 2004, 2003 and 2002, respectively. For further information on the Company’s stock option plans refer to Note 13.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) per share by the weighted average number of common shares outstanding for the year. Diluted net income per share reflects the potential dilution that could occur if options issued under the Company’s stock option plan were exercised and convertible bonds were converted, unless such conversion would have an anti-dilutive effect. See Note 19.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses that are not included in net income (loss), but are recorded directly in shareholders’ equity. For the years 2004, 2003 and 2002, other comprehensive income (loss) comprised foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable and other liabilities. The carrying amounts of financial instruments approximate their fair values based upon quoted market rates or due to their short-term maturities. Management’s estimate of the fair value of the Company’s convertible notes and stock options are based on available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values of forward exchange contracts are based on external market price quotes from banks.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. Furthermore the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. AIXTRON is currently determining the impact that SFAS 151 will have on its financial position and results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment, SFAS 123R. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and are not subsequently remeasured.

SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Furthermore SFAS 123R eliminates the alternative to use the intrinsic value method of accounting described in Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, as was permitted in Statement 123 as originally issued. SFAS 123R requires that costs of employee services received in exchange for an award of equity instruments be based on the grant-date fair value of the award. SFAS 123R is effective as of the first interim or annual reporting period that begins after June 15, 2005. AIXTRON is currently determining the impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Non-Monetary Assets – An Amendment to APB 29 –”. Accounting Principles Board Opinion No. 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. AIXTRON does not believe that the implementation of SFAS 153 will have a material impact on its financial position or results of operations.

3. Restructuring

For the years ended December 31, 2004 and 2003 and 2002 the restructuring charges for certain costs associated in costs of sales, selling expenses and general administration expenses were EUR 0, EUR 1,718 and EUR 0, respectively. The payments for the years ended December 31, 2004 and 2003 were EUR 51 and EUR 1,666. No additional restructuring charges were incurred in 2004.

4. Inventories

Inventories comprise the following:

	As of December 31,
	2004	2003
Raw materials	8,028	10,685
Work-in-process	21,039	15,628
Finished products	3,697	2,256
Inventories at customer locations	2,337	4,442

Total inventories, net	35,101	33,011

In 2003, management decided to remove certain customer orders from the reported order backlog because of the delayed completion dates requested by these customers. Due to rapid technological changes occurring during this delay, the equipment that was the subject of these orders may no longer be technologically current. As a result, the Company created an additional obsolescence allowance against specific raw materials procured for those orders amounting to EUR 2,917 as at December 31, 2003. As at December 31, 2004 and as at December 31, 2002 no additional obsolescence allowances were made.

5. Other Current Assets

Other current assets comprise the following:

	As of December 31,
	2004	2003
Value-added tax receivable	934	1,322
Income tax refund receivable	63	1,502
Fair value of forward exchange contracts	2,930	2,768
Prepaid expenses	508	376
Prepaid inventory	329	229
Other current assets	718	603
Research and development reimbursement receivable	523	362

Total other current assets	6,005	7,162

6. Property, Plant and Equipment

Property, plant and equipment, net, comprises the following:

	As of December 31,
	2004	2003
Land and buildings	35,059	35,054
Machinery and equipment	18,136	17,953
Other plant, factory, and office equipment	10,433	9,843

	63,628	62,850
Accumulated depreciation	(24,557)	(19,661)
Construction in progress	2,527	111

Property, plant and equipment, net	41,598	43,300

The aggregate depreciation expense for the years ended December 31, 2004, 2003 and 2002 was EUR 5,096 and EUR 4,831 and EUR 4,604, respectively.

Construction in progress primarily relates to the construction of self built equipment for internal use.

7. Goodwill and Other Intangible Assets

Goodwill and other intangible assets comprises the following:

	As of December 31,
	2004	2003
Goodwill	13,633	12,957
Patents and similar rights and software	4,295	4,558

Goodwill and other intangible assets	17,928	17,515

Goodwill

The changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2004	2003	2002
Balance as of January 1	12,957	16,823	17,680
Additions	678	0	0
Foreign currency translation	(2)	(999)	(857)
Impairment losses	0	(2,867)	0

Balance as of December 31	13,633	12,957	16,823

The goodwill increase of EUR 678 in the year 2004 comprises of an increase of EUR 551 for the goodwill of Epigress AB and EUR 127 for the goodwill of AIXTRON KK, Japan.

At the time of adoption of SFAS No. 142, January 1, 2002, a review of the impairment of the goodwill balance was completed, and goodwill was determined not to be impaired.

The Company performed annual tests to determine whether, for the years ended December 31, 2004, 2003 and 2002 there was any impairment of the carrying amount of goodwill. As a result of the review for the year ended December 31, 2004, no impairment losses were recognized in 2004. As a result of the review for the year ended December 31, 2003 an impairment of EUR 2,867 was recognized as a charge to income in 2003.

The fair value of all identifiable reporting units was determined using discounted future cash flows supported by other evidence such as the valuation of comparable companies.

Patents and Similar Rights and Software

Patents and similar rights and software are purchased by the Company. These intangible assets have been assigned useful lives ranging from two to 18 years. The changes in the carrying amounts of intangible assets are as follows:

	As of December 31,
	2004	2003
Gross carrying amount	9,301	8,674
Accumulated amortization	(5,006)	(4,116)

Patents and similar rights and software, net	4,295	4,558

The aggregate amortization expense for the years ended December 31, 2004, 2003 and 2002 was EUR 890, EUR 1,001 and EUR 826, respectively. The estimated aggregate amortization expense in each of the next five years is as follows:

Year ending December 31,
2005	772
2006	539
2007	433
2008	369
2009	368

8. Other Non-Current Assets

Other non-current assets of total EUR 5,820 (2003: EUR 346) include capitalized transaction expenses of the Genus, Inc. acquisition of EUR 5,775 (2003: EUR 0).

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities comprise the following:

	As of December 31,
	2004	2003
Accrued payroll	2,650	1,336
Accrued commissions	902	959
Accrued inventory purchases	2,576	868
Accrued fixed asset purchases	556	1,162
Other accrued expenses	1,862	1,092
Epigress AB written put option	0	1,240
Warranty accrual	1,427	671
Taxes payable	1,477	76
Other payables	965	1,019

Accrued expenses and other current liabilities	12,415	8,423

10. Warranty Accrual

The Company offers one to two year warranties on all of its products. The warranty generally includes cost of labor, material and related overhead necessary to repair a product during the warranty period. The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations to which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognized. Factors that affect the Company’s warranty liability include the volume of sales, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty accrual and adjusts the amounts as necessary.

Movements in the warranty accrual during the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Balance as of January 1	671	804
Provisions for warranties issued in the year	1,539	1,104
Actual costs incurred during the year	(288)	(1,237)
Release	(495)	0

Balance as of December 31	1,427	671

11. Convertible Bonds

In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of EUR 320, interest payable annually in arrears. The bonds are not transferable and must be repurchased at par if the employee leaves the Company. The notes are convertible, at the option of the holder, into shares of common stock, initially at a conversion rate of 480 shares (after the effects of share splits) of common stock for each EUR 51.13 principal amount of notes plus payment of an additional EUR 971.45, subject to adjustment in certain circumstances. Holders of these bonds have the right to exercise the conversion option in respect of 50% of notes held at the earliest two years after the initial offering and in respect of 100% of notes held after three years from the date of the initial offering. The right to convert expires at the end of the life of the bond. The conversion feature was not deemed to be beneficial at issuance.

Prior to January 1, 2002, an aggregate of EUR 315 convertible bonds had been converted into 2,952,960 shares of common stock, after adjusting for share splits during the years ended December 31, 2001 and 2000. During the year ended December 31, 2002, convertible bonds worth EUR 0.3 were converted into 2,880 shares of common stock. No bonds were converted to common stock in the year 2003 and 2004. As of December 31, 2004, AIXTRON had also repurchased convertible bonds amounting to EUR 2 at face value (December 31, 2003: EUR 2).

The remaining outstanding convertible bonds as of December 31, 2004 amounting to EUR 3, can be converted, at the option of the holders, into 25,440 shares of common stock through November 2007.

12. Pension Obligations

The Company had made pension plan commitments to two former members of the Executive Board of AIXTRON AG, who left office as of May 31, 2002. The pension plans are not secured by a pension fund.

The changes to pension obligations for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Balance as of January 1	784	742
Income from reversal	(8)	0
Actual gain	(2)	(1)
Service cost	0	8
Interest expense	37	35

Balance as of December 31	811	784

The measurement date to determine the pension commitments is December, 31. Of the pension commitments as of December 31, 2004 and 2003, EUR 811 and EUR 776, respectively, relate to the former Executive Board members.

The calculation of pension commitments is based on the following assumptions concerning discounts rates and salary increases:

	Year ended December 31,
	2004	2003
Discount rate	5.0%	5.5%
Assumed future salary increase	0.0%	0.0%
Assumed future pension increase	1.5%	1.5%

Net pension expenditures recognized in the income statement are composed as follows:

	Year ended December 31,
	2004	2003	2002
Income from reversal	(8)	0	(456)
Actuarial gain	(2)	(1)	(5)
Service cost	0	8	72
Interest expense	37	35	54

Net pension expense (income)	27	42	(335)

In the fiscal year 2004 AIXTRON made no pension payments. The estimated payments for the next 10 years will amount to EUR 0.

13. Capital Stock

Ordinary Shares

As of December 31, 2004 the Company had 129,657,262 authorized ordinary shares of EUR 1.00 par value. As of December 31, 2004, 2003 and 2002, the Company had 64,831,512 ordinary shares issued and outstanding.

In 2004 no cash dividends were paid. The Company paid cash dividends of EUR 5,186 (EUR 0.08 per share) and EUR 11,670 (EUR 0.18 per share) during 2003 and 2002, respectively, relating to dividends declared on the results of the years ended December 31, 2002 and 2001, respectively.

Authorized Share Capital (Genehmigtes Kapital)

By a resolution of September 30, 2004, the extraordinary general meeting of the shareholders authorized the cancellation of the Authorized Share Capital I and the Authorized Share Capital II. Simultaneous with the cancellation, the extraordinary general meeting of the shareholders authorized the creation of a new Authorized Share Capital I and new Authorized Share Capital II. This amendment to the articles of association was registered in the commercial register on January 3, 2005. In accordance with the approval of the shareholders at the extraordinary meeting on September 30, 2004, section 4 of the articles of association was modified. After the commercial register entry on January 3, 2005 Authorized Share Capital I and Authorized Share Capital II has been increased to EUR 32,415,756 (prior to the amendment of section 4 of the articles of association the Authorized Share Capital I and Authorized Share Capital II amounted to EUR 32,414,315). The extraordinary general meeting of the shareholders on September 30, 2004 authorized AIXTRON’s Executive Board to increase the Authorized Share Capital as follows:

Authorized Share Capital I

AIXTRON’s Executive Board is authorized to increase with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before September 29, 2009 by up to EUR 27,000,000 against contributions in kind. The Executive Board is authorized, with consent of the Supervisory Board, to exclude the pre-emptive rights of existing shareholders to subscribe for any issue of new Authorized Share Capital I shares. Before the change to section 4 of the articles of association following share holder approval at the extraordinary meeting on September 30, 2004, the Authorized Share Capital I was EUR 25,931,452 in accordance with the resolution of May 22, 2002.

Authorized Share Capital II

AIXTRON’s Executive Board is authorized to increase with the consent of the Supervisory Board, the stated share capital at any time or from time to time on or before September 29, 2009, by up to EUR 5,415,756 by issuing new ordinary shares without par value against either cash contribution or contribution in kind (Authorized Share Capital II). Under certain circumstances, the Executive Board is authorized to exclude, with the consent of the Supervisory Board, the preemptive rights of the existing shareholders to subscribe for any issue of new shares (Authorized Share Capital II). Before the change to section 4 of the articles of association following share holder approval at the extraordinary meeting on September 30, 2004, the Authorized Share Capital II was EUR 6,482,863 in accordance with the resolution of May 22, 2002.

Stock Option Plans

The Company has two fixed option plans which reserve shares of common stock for issuance to members of the Executive Board, management and employees of the Company. The following is a description of these plans:

Stock Option Plan 1999

In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the euro conversion). The options become exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Vested options are only permitted to be exercised when the performance of the AIXTRON stock exceeds the performance of the Technology AS Price Index (formerly the New Market Index) by at least 5% in the reference period or when the turnover reported by AIXTRON rises by at least 25% per year and the profit/revenue ratio is at least 12%. Regardless of fulfilment of these conditions, the stock options can be exercised when 15 years have elapsed. Under the terms of the 1999 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date.

In 2002, options were granted with an exercise price slightly less than fair market value. Fair market value is determined based upon the closing trading price on the grant date. These grants were accounted for in accordance with APB No. 25 and the related expense for the period ended December 31, 2004, 2003 and 2002 of EUR 63, EUR 86 and EUR 46, respectively, were recorded in the statement of operations.

A total of 2,212,136 options to purchase common stock were outstanding under this plan as of December 31, 2004.

Stock Option Plan 2002

In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options become exercisable in equal instalments of 25% per year after the second anniversary of the date of grant. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus a premium of 20% over the average closing price. No grants were issued with a strike price less than fair market value. The grants were issued under this plan were accounted for in accordance with APB No. 25. A total of 2,042,195 options to purchase common stock were outstanding under this plan as of December 31, 2004.

Stock option transactions are summarized as follows:

	2004		2003		2002
	Shares	Weighted average exercise price per share (EUR)	Shares	Weighted average exercise price per share (EUR)	Shares	Weighted average exercise price per share (EUR)
Balance as of January 1	3,278,725	19.91	2,753,796	26.32	2,018,904	38.26
Granted	1,180,005	6.17	951,570	3.10	1,109,480	7.48
Forfeited	(204,399)	19.45	(426,641)	23.83	(374,588)	34.86
Balance as of December 31	4,254,331	16.12	3,278,725	19.91	2,753,796	26.32
Of which exercisable as of December 31	523,032	29.51	430,245	32.72	356,118	38.12

Information with respect to stock options outstanding at December 31, 2004 is as follows:

	Stock options, as of December 31, 2004
Exercise price (EUR)	Outstanding	Exercisable	Weighted average life to maturity (years)
3.10	877,170	0	8.5
6.17	1,165,025	0	9.5
7.48	841,180	0	12.5
18.70	406,824	406,824	9.5
26.93	499,300	0	11.5
67.39	464,832	116,208	10.5

	4,254,331	523,032

The weighted average life to maturity for all options outstanding is 10.2 years.

14. Commitments and Contingencies

Operating Leases

The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating lease arrangements. Original non-cancellable lease terms typically are between one and 15 years. At December 31, 2004, minimum rental commitments under operating leases having initial or remaining non-cancellable terms in excess of one year were as follows:

Year ending December 31,
2005	655
2006	465
2007	397
2008	319
2009	263
Thereafter	1,179

Total minimum rental commitments	3,278

Aggregate rental expense for operating leases was EUR 746, EUR 603 and EUR 520 for the years ended December 31, 2004, 2003 and 2002, respectively.

Other Off-Balance Sheet Arrangements

Purchase commitments – At December 31, 2004, the Company had entered into purchase commitments with suppliers in the amount of EUR 7,761, for purchases within the next 12 months.

Capital expenditures - Commitments for capital expenditures at December 31, 2004 were EUR 0, for expenditures within the next 12 months.

Litigation

The Company is involved in various legal proceedings in the normal course of business. Management believes that resolution of these matters will not have a material adverse effect on the Company’s consolidated financial statements as a whole.

15. Financial Instruments and Risk Management

Derivatives

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates anticipated to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales transactions in the normal course of business. The Company does not use such instruments for trading or speculative purposes.

The outstanding forward exchange contracts designated as fair value hedges with a total notional amount of EUR 12,804 and EUR 12,520 were in existence at December 31, 2004 and 2003, respectively, with attributable fair values of EUR 833 and EUR 361, respectively. The changes in fair value have been recorded in the statement of operations as these contracts do not meet all the criteria of SFAS No. 133 in order to apply hedge accounting.

The outstanding forward exchange contracts designated as effective cash flow hedges are as follows:

At December 31, 2004	EUR
Notional amount	32,911
Fair value	30,795

2,116
Tax effect	792

Unrealized gain included in accumulated other comprehensive income	1,324

Unrealized gains on derivative financial instruments of EUR 1,324, net of tax of EUR 792, as of December 31, 2004, will be recognized in the income statement in fiscal 2005.

16. Other Operating Income

Other operating income comprises the following:

	Year ended December 31,
	2004	2003	2002
	EUR	EUR	EUR
Foreign exchange gains	2,900	242	715
Research and Development Funding	2,551	1,677	2,320
Income from resolved contract obligations	2,965	0	0
Income from release of accruals	756	507	1,516
Income from licenses	15	15	2,050
Other operating income	752	699	817

Total	9,939	3,140	7,418

17. Income Taxes

The income (loss) before income taxes and minority interests is distributed as follows:

	Year ended December 31,
	2004	2003	2002
	EUR	EUR	EUR
Germany	7,985	(18,567)	24,287
Overseas	896	(6,913)	(1,246)

Total	8,881	(25,480)	23,041

Taxes on income comprise the following:

	Year ended December 31,
	2004	2003	2002
Current income taxes:
Germany	880	(86)	5,868
Overseas	261	(859)	821

Total current	1,141	(945)	6,689

Deferred income taxes:
Germany	355	(5,641)	1,345
Overseas	291	(856)	(126)

Total deferred	646	(6,497)	1,219

Total	1,787	(7,442)	7,908

The Company’s effective tax rate differs from the statutory tax rate of Germany, which is currently 39.28%, which is composed of the domestic rate of corporation tax (including solidarity surcharge) and trade tax. The following table reconciles the statutory tax rate and the effective tax rate as shown in the statement of operations:

	Year ended December 31,
	2004	2003	2002
	EUR	EUR	EUR
Tax charge (benefit) at statutory rate	3,488	(10,039)	9,078
Profit distribution for 2001 paid in 2002	0	0	(2,052)
Non-deductible expenses	78	529	102
Differences to foreign tax rates	(86)	435	113
Utilization of accumulated losses	(91)	0	0
Other	(77)	(35)	(69)
Allowance against deferred tax assets	396	538	736
Effects of permanent differences between tax reporting and financial reporting	(1,921)	1,130	0

Actual tax expense (benefit)	1,787	(7,442)	7,908

Effective tax rate	20.1%	(29.2)%	34.3%

Deferred income tax reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities were as follows:

	Year ended December 31,
	2004	2003
Deferred tax assets:
Corporate tax loss carry forward	7,006	7,991
Trade receivables	209	0
Deferred revenues	1,748	3,332
Accrued expenses and other liabilities	6	222
Inventories	1,126	419
Pension obligation	104	101
Foreign currency translation adjustments	44	47
Property, plant and equipment	150	0
Other	317	0

	10,710	12,112
Valuation allowance	(1,548)	(1,016)

	9,162	11,096

Deferred tax liabilities:
Inventories	0	1,504
Accrued expenses and other liabilities	394	424
Trade receivables	12	34
Derivative instruments	1,031	1,050
Customer advances	460	504
Other	343	0

	2,240	3,516

Deferred tax assets (liabilities) are classified in the balance sheet as follows:

	Year ended December 31,
	2004	2003
Deferred tax assets - current	4,549	4,943
Deferred tax liabilities - current	(2,240)	(3,516)
Net deferred tax assets - current	2,309	1,427
Deferred tax assets – non-current	4,613	6,153

The current deferred tax assets result from net operating loss carry forwards relating to three subsidiaries of AIXTRON. The non-current deferred tax assets result from net operating loss carry forwards relating to AIXTRON AG. According to current legislation, tax losses in Germany may be carried forward indefinitely.

As of December 31, 2004, AIXTRON AG, has corporation tax carry forwards amounting to EUR 10,746, and trade tax loss carry forwards amounting to EUR 11,246 respectively. Management believes that it is more likely than not that all domestic tax loss carry forwards will be offset by future taxable income.

The Company has net operating loss carry forwards related to the foreign subsidiaries as of December 31, 2004 of EUR 8,729, and related deferred tax assets of EUR 2,690 (before valuation allowance). The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net tax loss carry forwards, the Company believes that there is currently insufficient evidence to substantiate recognition of a portion of the net deferred tax assets, with respect to tax loss carry forwards. Accordingly, valuation allowances at December 31, 2004, 2003 and 2002 of EUR 1,548, EUR 1,016 and EUR 819, respectively, have been recorded against the deferred tax assets.

18. Segment disclosure

Segment information has been prepared in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Management has determined that the Company has one reporting segment, the supply of gas phase deposition equipment. The Company markets and sells the majority of its products in Asia, Europe, and the United States, principally through its direct sales organization and appointed agents.

The following table summarizes net sales and identifiable assets for the significant geographic areas in which the Company operates, including Asia, Europe, and the United States. Management has determined it is impractical to provide sales data by product as all product sales can be aggregated into one group based upon common technology.

	Asia	Europe		United States	Elimination	Consolidated
2004
Net sales to unaffiliated customers	108,097	13,642		18,265	0	140,004
Inter-company sales	4,907	5,686		11,646	(22,239)	0

Total net sales	113,004	19,328		29,911	(22,239)	140,004

Long-lived assets – Property, plant and equipment	863	40,622	*	113	0	41,598
2003
Net sales to unaffiliated customers	65,754	10,337		14,311	0	90,402
Inter-company sales	5,229	3,355		4,024	(12,608)	0

Total net sales	70,983	13,692		18,335	(12,608)	90,402

Long-lived assets – Property, plant and equipment	1,209	41,976	*	115	0	43,300
2002
Net sales to unaffiliated customers	85,341	22,832		43,939	0	152,112
Inter-company sales	1,963	782		31,813	(34,558)	0

Total net sales	87,304	23,614		75,752	(34,558)	152,112

Long-lived assets – Property, plant and equipment	562	44,729	*	181	0	45,472

*	94.21% (EUR 39,191), 93.26% (EUR 40,380) and 93.73% (EUR 42,619) of the total identifiable assets were located in Germany at December 31, 2004, 2003 and 2002, respectively.

19. Net Income (Loss) Per Share

Basic net income (loss) per share is measured on the basis of the weighted-average number of common shares outstanding during the reporting period. Diluted net income (loss) per share is calculated on the basis of the weighted-average number of common shares outstanding plus potentially dilutive common shares resulting from the exercise of stock options under the stock option plan the conversion of outstanding convertible bonds.

The following table represents a reconciliation of net income (loss) and weighted average number of shares outstanding for purposes of calculating basic and diluted income (loss) per share:

	Year ended December 31,
	2004	2003	2002
Basic weighted average number of common shares outstanding	64,831,512	64,831,512	64,828,872
Dilutive effect of stock options	0	0	0
Dilutive effect of convertible bonds	25,440	0	25,440

Diluted weighted average number of common shares outstanding	64,856,952	64,831,512	64,854,312

Basic net income (loss) per share	0.11	(0.28)	0.23
Diluted net income (loss) per share	0.11	(0.28)	0.23

The Company had securities outstanding which could potentially dilute basic net income (loss) per share in the future, but were excluded from the computation of diluted net income (loss) per share in the periods presented, as their effects would have been anti-dilutive. Such outstanding securities are detailed below:

	Year ended December 31,
	2004	2003	2002
Stock options	4,254,331	3,256,716	2,216,070
Convertible bonds	0	25,440	0

	4,254,331	3,282,156	2,216,070

20. Subsequent Events

Merger with Genus, Inc.

On July 2, 2004 AIXTRON and Genus, Inc., Sunnyvale, California (“Genus”), announced their intention to merge. Genus is a supplier of Atomic Layer Deposition technology, which is required in the production of advanced semiconductors and hard disk drives. Through the acquisition of Genus AIXTRON gains access to technology for high performance semiconductors and next generation Thin Film Heads products. AIXTRON also expects significant technological and engineering synergies.

AIXTRON acquired all issued and outstanding Genus shares. Genus shareholders received 0.51 American Depositary Shares (“ADS”) of AIXTRON in exchange for each Genus common share. Each AIXTRON ADS represents one AIXTRON ordinary share.

At the extraordinary meeting of shareholders on September 30, 2004, AIXTRON received the approval of the shareholders to amend the articles of association, to provide for the authorization of the Executive Board to increase the capital against contribution in kind with the approval of the Supervisory Board. The approval of the amendment of the articles of association required the affirmative vote of more than 75% of the AIXTRON ordinary shares present. After the extraordinary shareholder meeting, four contestation claims were filed with the register court in Aachen against the adoption of the resolution. By way of a court approved settlement the plaintiffs settled with AIXTRON and withdrew their complaints.

The resolution of the extraordinary meeting of shareholders was registered in the commercial register on January 3, 2005.

The United States Securities and Exchange Commission declared the F-4 registration statement of AIXTRON AG effective on February 8, 2005.

On March 10, 2005, the extraordinary meeting of shareholders of Genus, Inc. took place. The shareholders of Genus approved the merger pursuant to the laws of the State of California through the affirmative vote of holders of more than 50% of the issued and outstanding shares.

On March 12, 2005, the Executive Board of AIXTRON AG resolved with the approval of the Supervisory Board on March 13, 2005 to increase the capital by EUR 24,967,885 against contributions in kind. The contribution in kind was all issued and outstanding shares of Genus, Inc.

The capital increase was registered with the commercial register on March 14, 2005.

The admission authority of the Frankfurt Stock Exchange authorised the registration of the new shares to the regulated securities market of the Frankfurt Stock Exchange with a resolution of March 14, 2005.

AIXTRON American Depository Shares (“ADS”, depository shares representing AIXTRON’s underlying bearer ordinary shares) commenced trading on NASDAQ Small Cap Market on March 15, 2005 under the security identification AIXG.

The new shares commenced trading on the Frankfurt Stock Exchange on March 16, 2005.

Upon consummation of the transaction, the historic shareholders of AIXTRON held approximately 72% and the former shareholders of Genus, approximately 28% of AIXTRON AG.

The aggregate consideration paid for the acquisition of Genus financed through a capital increase against contribution in kind, was as follows:

Fair value of AIXTRON common stock at July 2, 2004 (a)	115,024
Fair value of Genus, Inc. employee stock options	2,685
Transaction costs	8,875
Total aggregate consideration paid	126,584

(a)	Represents 20,539,956 shares at € 5.60 per share, being the average price for the period from two days before to two days after the transaction was announced on July 2, 2004.

At a price of EUR 3.72 per AIXTRON share as of the date of completing the Genus transaction on March 14, 2005, the fair value of AIXTRON common stock would have been EUR 76,409.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of March 14, 2005. This preliminary purchase price allocation may be adjusted within one year of the purchase date when further necessary information regarding the fair value of assets acquired and liabilities assumed is available:

Current assets		29,890
Property, plant and equipment		6,458
Goodwill		88,108
Intangible assets
- Contractual customer relationships (spares, service)	3,572
- Customer relationships (technology)	6,055
- Current products/technology	15,317

Total intangible assets		24,944

Other assets		640

Total assets acquired		150,040
Current liabilities		(23,456)

Net assets acquired		126,584

The excess of the purchase price over the fair value of assets acquired and liabilities assumed was allocated to goodwill. Intangible assets have an average useful life of 5 years and will be amortized accordingly.

At the date of acquisition no in process research and development assets were acquired and written off.

The results of Genus, Inc’ operations are included in the consolidated financial statements of Aixtron from March 14, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this report on its behalf.

Date: June 24, 2005

AIXTRON AKTIENGESELLSCHAFT

/s/ PAUL HYLAND
Name:	Paul Hyland
Title:	Chief Executive Officer

/s/ WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Chief Financial Officer