Form 20-F
period 2005-12-31
AIXTRON AG
filed 2006-06-22
CIK 1089496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Ordinary shares, no par value (only in connection with the listing of its American Depositary Shares on the Nasdaq Capital Market)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005: 89,799,397 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                   Accelerated filer  ☒                            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

Table of Contents

PART I

Item 1:  Identity of Directors, Senior Management and Advisers

Item 2:  Offer Statistics and Expected Timetable

Item 3:  Key Information

A. Selected Financial Data

Exchange Rate Information

B. Capitalization and Indebtedness

C. Reasons for the Offer and Use of Proceeds

D. Risk Factors

Company-Related Risk

Risks Relating to Holding AIXTRON’s ADSs and Ordinary Shares

Item 4:  Information on the Company

A. History and Development of the Company

Important Events

Capital Expenditures

B. Business Overview

Technology

Products and Services

Seasonality

Principal Markets

Geographical segments

Raw Materials and Manufacturing

Marketing Channels

Intellectual Property

Strategy and Competitive Positioning

Government Regulation

C. Organizational Structure

D. Property, Plant and Equipment

Environmental Issues

Item 4A:  Unresolved Staff Comments

Item 5:  Operating and Financial Review and Prospects

A. Operating Results

Preparation of consolidated financial statements under IFRS

Critical Accounting Policies

Recently Issued Accounting Standards

European Union and SEC Regulations Regarding IFRS

Management’s Discussion and Analysis of Results of Operations

Overview

Significant Factors

Results of Operations

B. Liquidity and Capital Resources

C. Research and Development, Patents and Licenses, etc.

D. Trend Information

E. Off-Balance Sheet Arrangements

Contingencies

F. Tabular Disclosure of Contractual Obligations

Item 6:  Directors, Senior Management and Employees

A. Directors and Senior Management

Supervisory Board

Executive Board

B. Compensation

C. Board Practices

Chairman’s Committee

Audit Committee

Compliance with Nasdaq Listing Standards on Corporate Governance

D. Employees

E. Share Ownership

Employee Bonds and Options

Item 7:  Major Shareholders and Related Party Transactions

A. Major Shareholders

B. Related Party Transactions

Item 8:  Financial Information

A. Consolidated Statements and Other Financial Information

Export Revenues

Legal Proceedings

Policy on Dividend Distributions

B. Significant Changes

Item 9:  The Offer and Listing

Trading Markets

Market Price Information

Item 10:  Additional Information

A. Share Capital

B. Memorandum and Articles of Association

Corporate Governance

Sarbanes-Oxley Act Requirements and Nasdaq Rules

C. Material Contracts

Employment contracts of current members of the Executive Board

Employment contracts of former members of the Executive Board

Intellectual Property Agreements

D. Exchange Controls

E. Taxation

German Taxation

U.S. Federal Taxation

F. Dividends and Paying Agents

G. Statement by Experts

H. Documents on Display

I. Subsidiary Information

Item 11:  Quantitative and Qualitative Disclosure about Market Risk

Exchange Rate Risk

Foreign Currency Risk

Interest Rate Risk

Item 12:  Description of Securities other than Equity Securities

PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15:  Controls and Procedures

Item 16A:  Audit Committee Financial Experts

Item 16B:  Code of Ethics

Item 16C:  Principal Accountant Fees and Services

Audit Committee Pre-Approval Policies

Item 16D:  Exemptions from Listing Standards for Audit Committees

Item 16E:  Purchases of Equity Securities by the Issuer

PART III

Item 17:  Financial Statements

Item 18:  Financial Statements

Item 19:  Exhibits

Signatures

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Income

Consolidated Balance Sheet

Consolidated Cash Flow Statement

Consolidated Statement of Changes in Equity

Notes to the Consolidated Financial Statements

1. General principles

2. Significant accounting policies

3. Segment reporting

4. Acquisition of subsidiaries

5. Research and development

6. Other operating income

7. Other operating expenses

8. Personnel expenses

9. Net financing costs

10. Income tax expense/income

11. Current tax assets and liabilities

12. Property, plant and equipment

13. Intangible assets

14. Investment property

15. Other non-current assets

16. Deferred tax assets and liabilities

17. Inventories

18. Trade receivables and other current receivables

19. Cash and cash equivalents

20. Shareholders’ Equity

21. Earnings per share

22. Employee benefits

23. Share-based payment

24. Provisions

25. Trade payables and other non-current liabilities

26. Convertible bonds and options

27. Financial instruments

28. Operating leases

29. Capital commitments

30. Contingencies

31. Related parties

32. Company entities

33. Events after the balance sheet date

34. Fees for auditor

35. Manpower

36. Additional information about the cash flow statement

38. Explanation of transition to IFRS

39. Supervisory and Executive Boards

40. Reconciliation from IFRS to U.S. GAAP

41. Additional U.S. GAAP Information

Presentation of Information

In this Annual Report on Form 20-F (this “report”), unless the context otherwise requires, references to “the Company” or “AIXTRON” are to AIXTRON Aktiengesellschaft and its consolidated subsidiaries. Throughout this report, whenever a reference is made to AIXTRON’s website, such reference does not incorporate information from the website by reference into this report.

The Company’s audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the Europen Union and its interpretations adopted by the International Accounting Standards Board (“IASB”).

AIXTRON publishes its audited Consolidated Financial Statements in euros. As used in this report, “EUR”, “euro” or “€” means the single unified currency that was introduced in the Federal Republic of Germany and ten other participating member states of the European Union on January 1, 1999. “U.S. dollar”, “U.S.$,” or “USD” means the lawful currency of the United States of America.

Except where AIXTRON otherwise attributes market or industry data to another source, all such data included in this report are its own estimates. These estimates are based upon the Company’s experience in its industry and its familiarity with the relevant markets. While AIXTRON believes these estimates to be reliable, the Company has not verified them with independent sources.

Forward-Looking Statements

AIXTRON believes that various statements in this report may constitute forward-looking statements. You can identify these statements by forward-looking words such as “may,” “will,” “could,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

AIXTRON believes it is important to communicate its expectations. There may be events in the future that AIXTRON is unable to predict accurately or over which the Company has no control. The risk factors and cautionary language discussed in this document provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by AIXTRON in its forward-looking statements, including among other things:

•	the extent to which the technologies AIXTRON offers are demanded by the market place;

•	the actual number of customer orders AIXTRON receives;

•	the timing of final acceptance of products by customers;

•	the financial climate and accessibility of financing, general conditions in the thin film equipment market and in the macro-economy;

•	cancellations, rescheduling or delays in product shipments;

•	manufacturing capacity constraints;

•	lengthy sales and qualification cycles;

•	difficulties in the production process;

•	changes in semiconductor industry growth;

•	increased competition;

•	exchange rate fluctuations;

•	availability of government funding;

•	variability and availability of interest rates;

•	delays in developing and commercializing new products; and

•	general economic conditions being less favorable than expected.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

All subsequent written and oral forward-looking statements attributable to AIXTRON or to any person acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. AIXTRON does not undertake and expressly disclaim any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

PART I

Item 1:  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:  Offer Statistics and Expected Timetable

Not applicable.

Item 3:  Key Information

A. Selected Financial Data

The table below presents AIXTRON’s selected historical consolidated financial data as of the dates and for the periods indicated, which are derived from the Company’s audited Consolidated Financial Statements. The historical consolidated statement of operations data presented below for the fiscal years ended December 31, 2005, and 2004 and the historical consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from AIXTRON’s historical Consolidated Financial Statements included in this report and audited by Deloitte & Touche GmbH in accordance with the standards of the Public Company Accounting Oversight Board (United States).

You should read the selected consolidated financial data set forth below in conjunction with “Item 5 — Operating and Financial Review and Prospects” and AIXTRON’s Consolidated Financial Statements included in this report. The historical results included below and elsewhere in this report are not necessarily indicative of AIXTRON’s future performance.

	Historical (in thousands of euro, except share and per share data) As of or For the Year Ended December 31,
	2005	2005	2004	2004	2003	2002	2001
	IFRS	US GAAP	IFRS	US GAAP	US GAAP	US GAAP	US GAAP
Consolidated Statement of Operations Data:

Revenue	139,402	139,402	140,004	140,004	90,402	152,112	237,765

Operating income (loss)	(52,675)	(94,273)	9,674	8,097	(26,606)	20,890	55,113

Net income (loss)	(53,468)	(95,969)	7,681	7,146	(17,838)	15,143	34,221

Earnings (loss) per share-basic (EUR)(1)	(0.65)	(1.17)	0.12	0.11	(0.28)	0.23	0.53

Earnings (loss) per share-diluted (EUR)(1)	(0.65)	(1.17)	0.12	0.11	(0.28)	0.23	0.53

Dividends declared per common share (EUR)(2)	0.00	0.00	0.00	0.00	0.08	0.18	0.10
Consolidated Balance Sheet Data:

Total assets	237,317	235,711	176,335	174,880	163,712	192,760	254,984

Total liabilities	53,718	53,718	39,368	39,476	35,261	40,770	104,303

Minority interests	0	0	0	0	159	359	271

Shareholders’ equity	183,599	181,993	136,967	135,404	128,292	151,631	150,410

Subscribed capital	87,797	87,797	64,832	64,832	64,832	64,832	64,829

Other Data:

Adjusted weighted average number of shares outstanding

- basic	82,111,081	82,111,081	64,831,512	64,831,512	64,831,512	64,828,872	64,693,389

- diluted	82,111,081	82,111,081	65,165,246	64,856,952	64,831,512	64,854,312	64,867,920

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

Exchange Rate Information

The following tables set forth, for the periods indicated, information concerning the exchange rates for euros per U.S. dollar. AIXTRON has provided these rates solely for your convenience and you should not construe these translations as a representation that euro amounts actually represent these U.S. dollar amounts or that the euro amounts could have been, or could be, converted into U.S. dollars at those rates or at any other rate. AIXTRON did not use these rates in the preparation of its financial statements included elsewhere in this report. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the U.S. dollar equivalent of the euro price of the Company’s ordinary shares traded on the Frankfurt Stock Exchange and are likely to affect the market price of the Company’s American Depositary Shares (“ADSs”) traded on the Nasdaq Capital Market.

As used in this report, the term “noon buying rate” refers to the rate of exchange for euro, expressed in U.S. dollar per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

The table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. dollar per euro for AIXTRON’s fiscal years. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average Rate
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400
Quarter ended March 31, 2006	1.2074

The following table shows the noon buying rates for euros in U.S. dollars for the last six months.

Month Ended	High	Low
December 2005	1.2041	1.1699
January 2006	1.2287	1.1980
February 2006	1.2100	1.1860
March 2006	1.2197	1.1886
April 2006	1.2624	1.2091
May 2006	1.2888	1.2607
June 2006 (through June 7)	1.2953	1.2799

On June 7, 2006, the noon buying rate was U.S. $ 1.2799 per € 1.00.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Any of the following risks could have a material adverse effect on AIXTRON’s financial position, results of operations, liquidity and the actual outcome of matters that the forward-looking statements contained in this annual report refer to. The risks described below are not the only ones the Company faces. There may be additional risks AIXTRON is currently unaware of and risks that are common to most companies. There may also be risks that AIXTRON now believes are immaterial, but which may ultimately have a material adverse effect on the Company’s financial position, results of operations, liquidity and the actual outcome of matters that the forward-looking statements contained in this annual report refer to. For additional information regarding forward-looking statements, see “Forward-looking statements notice” included in this annual report.

Company-Related Risk

The compound semiconductor and the semiconductor industries are highly volatile and unpredictable, which may adversely affect AIXTRON’s operating results and result in significant volatility in the market price of its ordinary shares and American Depositary Shares.

The compound semiconductor and the semiconductor manufacturing equipment industry is affected by the cyclical nature of the semiconductor industry. Although semiconductors are used in many different products, the markets for those products are interrelated to various degrees. The industry has historically experienced sudden changes in supply and demand for semiconductors. The timing, length and severity of these industry cycles are difficult to predict. During periods of declining demand for semiconductor manufacturing equipment, AIXTRON needs to be able to quickly and effectively align its cost structure with prevailing market conditions, to manage its inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. Because a high proportion of AIXTRON’s costs are fixed in the near term, the Company’s ability to reduce expenses quickly in response to revenue shortfalls is limited. During periods of rapid growth, AIXTRON’s business must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people. The Company’s customers often accelerate or delay expenditures, as well as attempt to cancel or reschedule their orders, in reaction to variations in their businesses or market conditions. As a result, AIXTRON must be able to react quickly to these changes in supply and demand. A failure to quickly align the Company’s cost structure and manufacturing capabilities with industry fluctuations could lead to significant losses or to fail to capitalize on increased demand. In either event, the results of operations may be adversely affected, which could result in significant volatility in the market price of the Company’s ordinary shares and American Depositary Shares (ADSs).

In order to compete, AIXTRON must attract, retain and motivate key employees, and its failure to do so could have an adverse effect on its results of operations.

In order to compete, AIXTRON must attract, retain and motivate executives and other key employees, including those in managerial, technical, sales, marketing and support positions. Hiring and retaining qualified executives, scientists, engineers, technical staff and sales representatives are critical to the Company’s business, and competition for experienced employees in the semiconductor industry can be intense. To attract, retain and motivate qualified employees, AIXTRON relies heavily on paying cash compensation at market-competitive rates and offering additional incentives and bonus payments. If such cash payments cease to be viewed as a valuable benefit by the Company’s key employees, the Company’s ability to attract, retain and motivate its employees could be adversely impacted, which could negatively affect its results of operations and/or require AIXTRON to increase the amount it expends on cash and other forms of compensation.

AIXTRON depends on a limited number of customers that operate in highly concentrated industries.

AIXTRON’s customer base is, has been and may in the future be highly concentrated. Orders from a relatively limited number of customers have accounted for, and likely will continue to account for, a substantial portion of the Company’s revenues, which may lead customers to demand pricing and other terms less favorable to the Company. If a principal customer discontinues its relationship with AIXTRON or suffers economic setbacks, AIXTRON’s business, financial condition and operating results could be materially and adversely affected. AIXTRON’s ability to increase revenues in the future will depend in part upon its ability to obtain orders from new customers. AIXTRON cannot be certain that it will be able to do so. In addition, because a relatively small number of large manufacturers, many of whom are AIXTRON’s customers, dominate the industries in which they operate, it may be especially difficult for the Company to replace these customers if it loses their business. A large portion of orders in AIXTRON’s order backlog are orders from its principal customers. Furthermore, AIXTRON does not have long-term contracts with many of its customers. As a result, the Company’s agreements with its customers do not provide any assurance of future revenues and AIXTRON is exposed to competitive price pressure on most new orders it attempts to obtain. The Company’s failure to obtain new orders from new or existing customers, would have a negative impact on its results of operations.

AIXTRON’s business operates in a highly competitive industry characterized by increasingly rapid technological changes, and if the Company does not develop new products in a timely manner, it may not be able to compete successfully in this market.

The introduction of new products and technologies occurs at a continuously increasing pace and grows increasingly complex over time. If AIXTRON’s business does not develop and introduce new products and technologies in a timely manner in response to changing market conditions or customer requirements, its financial condition and results of operations could be materially and adversely affected. AIXTRON’s competitive advantage and future success depend on its ability to:

•	successfully develop new products and technologies;

•	develop new markets for its products and services;

•	introduce new products to the marketplace in a timely manner;

•	qualify new products with its customers; and

•	commence and adjust production to meet customer demands.

AIXTRON’s competitors may have greater resources than AIXTRON, or may otherwise be better suited to compete in the Company’s markets, and AIXTRON’s failure to compete successfully with these companies would seriously harm its business.

Some of AIXTRON’s competitors have greater financial, engineering, manufacturing and marketing resources than the Company does. In addition, AIXTRON faces competition from smaller emerging equipment companies whose strategy is to provide a portion of the products and services that the Company’s semiconductor equipment business offers, using innovative technology to sell products into specialized markets. New product introductions or enhancements by AIXTRON’s competitors could cause a decline in revenues or loss of market acceptance of its existing products. Increased competitive pressure could also lead to intensified price competition resulting in lower margins. The Company’s failure to compete successfully with these other companies would seriously harm its business.

AIXTRON faces lengthy sales and qualification cycles for its products and, in many cases, must invest a substantial amount of time and funds with no assurance that these efforts or expenditures will result in revenues.

Revenues from AIXTRON’s systems primarily depend upon the decision of a prospective customer to upgrade its manufacturing capabilities, which typically involves a significant capital commitment by the customer. Customers usually place orders with AIXTRON between three to nine months, or longer, after the Company’s initial contact with them regarding a particular system. AIXTRON often experiences delays in obtaining system orders while customers evaluate and receive internal approvals for the purchase of these systems. These delays may include the time necessary to plan, design or complete a new or expanded semiconductor fabrication facility. Due to these factors, the Company expends substantial funds as well as marketing and management efforts to sell its semiconductor production systems. These expenditures and efforts may not result in revenues.

In order to expand its materials production capabilities, the Company has dedicated a number of its systems to the manufacture of wafers and devices. Some of AIXTRON’s products are currently being tested to determine whether they meet customer or industry specifications. During this qualification period, AIXTRON invests significant resources and dedicates substantial production capacity to the manufacture of these new products, prior to any commitment to purchase by the prospective customer and without generating significant revenues from the qualification process. If AIXTRON was unable to meet these specifications or does not receive sufficient customer orders to profitably use the dedicated production capacity, its business, financial condition, results of operations and cash flows could be materially and adversely affected.

AIXTRON’s future budgets for operating expenses, capital expenditures, operating leases and service contracts are based upon the Company’s assumptions as to the anticipated market acceptance of its products. If AIXTRON’s products do not meet the expected customer demand, the Company’s business, financial condition, results of operations and cash flows could be materially and adversely affected.

AIXTRON’s quarterly operating results fluctuate significantly, which may cause the market price of its ordinary shares and its ADSs to increase or decrease significantly.

AIXTRON has historically experienced significant fluctuations in its quarterly operating results and the Company anticipates that such fluctuations will continue. AIXTRON’s results may vary significantly depending on a number of factors, including:

•	changes in the semiconductor market environment;

•	changes in regulations affecting the semiconductor industry;

•	changes in the mix or cost of its products and services;

•	the timing of the introduction or acceptance of new products and services offered by AIXTRON or its competitors; and

•	exchange rate fluctuations, in particular between the euro and the U.S. dollar.

In addition, the Company derives a substantial portion of its revenues in any fiscal period from the sale of a relatively small number of high-priced systems. As a result, the timing of recognition of revenue for a single transaction could have a material effect on total revenues and operating results for a particular reporting period. A delay of only a week or two can often shift the related realization of revenues into the next quarter, which could adversely affect the Company’s ability to meet expectations. In addition, customers at times attempt to cancel or reschedule orders, even when not permitted to do so under the contractual terms of the purchase order.

As stated above, AIXTRON has experienced long and unpredictable sales cycles. The timing of an order often depends on the capital expenditure budget cycle of customers. In addition, the time it takes the Company to build a product to customer specifications, which the Company refers to as the build cycle, typically ranges from four to nine months, followed in certain cases by a period of customer acceptance during which the customer evaluates the performance of AIXTRON’s system and may potentially reject its system. As a result of the build cycle and evaluation periods, the period between a customer’s initial purchase decision and revenue recognition on an order often varies widely, and variations in length of this period can cause further fluctuations in operating results.

The factors described above, together with the cyclicality of the semiconductor industry, could cause the market price of AIXTRON’s ordinary shares and its ADSs to fluctuate significantly.

AIXTRON’s business is exposed to the risks of operating a global business.

AIXTRON’s business has operations located throughout the world to support the Company’s sales and services to the global semiconductor industry. Managing global operations located throughout the world presents complex management challenges. These challenges may make it more difficult for AIXTRON to implement business strategies and enforce centralized business processes and controls across its enterprise.

AIXTRON is highly dependent on international revenues, particularly revenues from Asian countries.

Revenues outside of Europe accounted for 84.18% of the Company’s total revenues for the year ended December 31, 2005, versus 90.26% of total revenues for the year ended December 31, 2004. Revenues from AIXTRON’s Asian-based customers accounted for 73.91% of total revenues for the year ended December 31, 2005, versus 77.21% of total revenues for the year ended December 31, 2004. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company’s revenues will be subject to risks, including:

•	unexpected changes in foreign law or regulatory requirements;

•	exchange rate volatility;

•	tariffs and other trade barriers;

•	political and economic instability;

•	military confrontation;

•	difficulties in accounts receivable collection;

•	extended payment terms;

•	difficulties in managing distributors or representatives;

•	difficulties in staffing its subsidiaries;

•	difficulties in managing foreign subsidiary operations; and

•	potentially adverse tax consequences.

Wherever currency devaluations occur abroad, AIXTRON’s products become more expensive for its customers in that country. In addition, difficult economic conditions may limit capital spending by the Company’s customers. These circumstances may also affect the ability of AIXTRON’s customers to meet their payment obligations, resulting in cancellations or deferrals of existing orders and the limitation of additional orders.

Exchange rate fluctuations, in particular between the euro and the U.S. dollar, could adversely affect AIXTRON’s ability to price its products competitively and its operating results.

AIXTRON’s operations are conducted by entities in many countries, and a substantial portion of its sales and production costs are denominated in currencies other than the euro. As a result, fluctuations between the value of the euro and other major currencies, in particular the U.S. dollar, may affect the Company’s operating results. Of the equipment orders received in 2005, 76% were denominated in U.S. dollars, compared to 77% in 2004. Approximately 31% of equipment-related cost of sales in 2005 were denominated in U.S. dollars and 11% of total material cost were denominated in pounds sterling. Moreover, some AIXTRON entities import and export goods and services in currencies other than their own functional currencies, principally the U.S. dollar. The results of such entities could therefore be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. AIXTRON has taken steps to reduce part of these receivables-related exposures through the use of financial instruments in the form of currency forward contracts. However, AIXTRON is not able to completely eliminate the risk that fluctuations in foreign currencies will adversely affect its operating results.

Because AIXTRON’s operating income is subject to taxation in differing jurisdiction, the Company is exposed to a number of different tax risks.

Because AIXTRON operates in a number of countries throughout the world, including the U.S., its operating income is subject to taxation in differing jurisdictions and at differing tax rates. AIXTRON seeks to organize its affairs in a tax efficient and balanced manner, taking into account the applicable regulations of the jurisdictions in which it operates. As a result of the Company’s multi-jurisdictional operations, it is exposed to a number of different tax risks, including tax risks related to:  income tax, value added tax, payroll tax, social security tax, customs and excise duties, sales and use tax, U.S. state tax, withholding tax requirements, tax treaty interpretation, tax credits, permanent establishments, transfer pricing on internal deliveries of goods and services (including benefit tests and requirements to prove the arm’s length character of internal transactions), loss carryforwards, multi-jurisdictional double taxation, acquisitions, dispositions, reorganizations, and internal restructurings.

The tax authorities in the jurisdictions in which AIXTRON operates may audit the Company’s tax returns and may disagree with the positions taken in those returns. An adverse outcome resulting from any settlement or future examination of AIXTRON’s tax returns may subject the Company to additional tax liabilities and may adversely affect its effective tax rate which could have a material adverse effect on its financial position, results of operations and liquidity. In addition, any examination by the tax authorities could cause AIXTRON to incur significant legal expenses and divert the Company’s management’s attention from the operation of its business.

AIXTRON is exposed to risks associated with acquisitions.

AIXTRON has in the past and may in the future untertake acquisitions of or significant investments in, other businesses with complementary products, services or technologies. Acquisitions, or other significant investments, involve many risks, including:

•	difficulties in integrating the operations, technologies, products and personnel of acquired companies;

•	lack of synergies or the inability to realize expected synergies and cost-savings;

•	revenue and expense levels of acquired entities differing from those anticipated at the time of the acquisitions;

•	difficulties in managing geographically dispersed operations;

•	the potential loss of key employees, customers and strategic partners of acquired companies;

•	claims by terminated employees, shareholders of acquired companies or other third parties related to the transaction;

•	the issuance of dilutive securities, assumption or incurrence of additional debt obligations or expenses, or use of substantial portions of AIXTRON’s cash;

•	diversion of AIXTRON’s management’s attention from normal daily operations of the business; and

•	the impairment of acquired intangible assets as a result of technological advancements, or worse-than-expected performance of acquired companies.

AIXTRON may not be successful in addressing the risks that its past or future acquisitions may present and the Company may fail to realize the perceived benefits of such acquisitions.

AIXTRON is dependent on a limited number of suppliers and the Company’s operating results could be harmed if it loses access to sources of materials or services.

The systems that AIXTRON produces are complex and require the Company to manufacture or obtain through third party sources many critical components. Many of these components are only available from a limited number of suppliers or, in some cases, a single supplier. Because of the cost of AIXTRON’s systems, the Company generally aims to keep its inventories at minimum levels. Because AIXTRON often does not account for a significant part of its suppliers’ business, the Company may not have access to sufficient capacity from these suppliers in periods of high demand. In addition, AIXTRON risks having important suppliers terminate product lines, change business focus or even go out of business. If AIXTRON was required to change any of its suppliers, it would be required to re-qualify each new supplier. In the near term, the Company’s supplier qualification processes could prevent or delay component shipments, which could in turn prevent the Company from delivering products to its customers in a timely manner. AIXTRON estimates that it could take approximately six to eighteen months to replace suppliers of certain critical components used in its systems. In addition, in connection with third-party manufacturing activities, it is possible that AIXTRON may encounter unforeseen technical complexities that it may be unable to resolve, or that the resolution of such complexities may lead to delays in the implementation of these third-party manufacturing activities.

Although AIXTRON has not experienced any material delays related to its suppliers in the last three years, any such delays would have a negative impact on its customer acceptance, and ultimately, to its ability to generate revenues. In addition, AIXTRON generally does not have long-term supply agreements with many of its suppliers. Consequently, the Company could experience significant price increases and may not be able to obtain replacement components in a timely manner or at all. Such price increases would increase the cost of goods which could adversely affect the Company’s gross margins and operating results.

AIXTRON may increase production in anticipation of customer orders that may not materialize, which would negatively affect the Company’s operating results.

AIXTRON schedules production of its systems based upon order backlog and customer commitments. Based on the complexity of the systems that AIXTRON produces, the Company must expend considerable efforts in hiring, training and retaining qualified manufacturing personnel. AIXTRON has in the past experienced delays in customer delivery schedules, as well as outright cancellations of orders. As a consequence, the Company may incur significant near term expenses for manufacturing capabilities that it may not be able to fully utilize, which would negatively affect its gross margins and its profitability. Moreover, industry analysts evaluate AIXTRON’s backlog in determining the Company’s prospects. If AIXTRON experiences significant reductions in its backlog as a result of cancellations or the Company’s failure to obtain new bookings, it could experience negative ratings from analysts which could adversely impact the trading value of the Company’s stock.

The semiconductor industry and AIXTRON’s operations are characterized by a high percentage of costs that are fixed or otherwise difficult to reduce in the short-term, and by product demand that is highly variable and is subject to significant downturns that may adversely affect the Company’s business, results of operations and financial condition.

The semiconductor industry and AIXTRON’s operations are characterized by high costs, such as those related to facility construction and equipment, research and development, and employment and training of a highly skilled workforce, that are either fixed or difficult to reduce in the short-term. At the same time, demand for the Company’s products is highly variable and has experienced downturns, often in connection with maturing product cycles and downturns in general economic market conditions. These downturns have been characterized by reduced product demand, manufacturing overcapacity, high inventory levels and decreased average selling prices. The combination of these factors may cause AIXTRON’s revenue, gross margin, cash flow and profitability to vary significantly both in the short-term and over the long-term.

AIXTRON’s businesses use potentially harmful chemicals and other hazardous materials. AIXTRON is subject to environmental risks and regulations which could harm the Company’s results of operations and financial condition.

The research and development activities, as well as the manufacturing and demonstration of AIXTRON’s products, in the Company’s business involve the use of potentially harmful chemical and other hazardous or potentially hazardous materials and radioactive compounds. AIXTRON cannot completely eliminate the risk of contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, AIXTRON could be held liable for damages that result, and any liability could exceed the Company’s resources. AIXTRON is subject to the laws and regulations of numerous jurisdictions governing the use, storage, handling and disposal of these materials and specified waste products. The Company’s cost of compliance with these laws and regulations include local, state and federal fees and costs related to the installation and maintenance of safeguards to mitigate the risk of potential release of hazardous materials (including equipment safeguards, such as scrubbers). The amounts expended in compliance with these laws and regulations to date have not had a material effect on the Company’s capital expenditures, earnings and competitive position. However, if stricter laws were passed or applicable environmental laws were more strictly enforced, AIXTRON may incur significant additional capital expenditure to address compliance with such environmental laws and regulations.

Failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of production, each of which could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

AIXTRON is exposed to the risk that third parties may violate the Company’s proprietary rights or accuse the Company of infringing upon their proprietary rights.

AIXTRON’s success in the markets in which it operates may depend on its ability to operate without infringing the intellectual property rights of others and to prevent others from infringing the Company’s intellectual property rights.

There has been substantial litigation regarding patents and other intellectual property rights in the semiconductor industry. AIXTRON may become a party to patent litigation or proceedings to determine its patent rights with respect to third parties, including, potentially, its customers. Interference proceedings may be necessary to establish which party was the first to discover certain intellectual property. AIXTRON may also become involved in patent litigation against third parties to enforce the Company’s patent rights, to invalidate patents held by third parties, or to defend against similar claims by others. The cost to AIXTRON of any patent litigation or similar proceeding could be substantial, and it may require significant management time. Any patent infringement litigation may also adversely affect the Company’s ADS or ordinary share prices. If infringement litigation against the Company was resolved unfavorably, AIXTRON may be enjoined from providing some of its products or services, or the Company may be required to obtain a license from a third party. AIXTRON may not be able to obtain the requisite license on commercially acceptable terms at all, which could require the Company to cease selling systems that contain infringing technology until it can identify and implement subsystems that do not infringe on third party technology. AIXTRON may not be successful in developing non-infringing solutions and may be prevented from selling its systems, which could result in a significant reduction in the Company’s revenues and a reduction in the value of its ordinary shares and ADSs.

The Company’s competitive position may depend on its ability to protect its intellectual property rights and trade secrets. If AIXTRON was unable to protect such rights and secrets, other companies may be able to compete more effectively against it, and the Company’s business could suffer.

AIXTRON’s success is dependent upon the protection of the Company’s proprietary rights. In the high-tech industry, intellectual property is an important asset that is always at risk of infringement. AIXTRON incurs costs to file for patents and defend its intellectual property and AIXTRON relies upon the laws of Germany and of foreign countries in which it develops, manufactures or sells its products to protect its proprietary rights. However, there can be no assurance that these proprietary rights will provide competitive advantages, or that other parties will not challenge, invalidate or circumvent these rights. Moreover, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Infringement upon the Company’s proprietary rights by a third party could result in lost market and revenue opportunities for AIXTRON.

AIXTRON relies on trade secret protection for its confidential and proprietary information and procedures. AIXTRON currently protects this information and these procedures as trade secrets through recognized practices, including confidentiality agreements with employees, consultants, collaborators and customers. These confidentiality agreements may be breached, however, and AIXTRON may not have adequate remedies for any breach. In addition, these trade secrets may otherwise become known to, or be independently discovered by, competitors. If AIXTRON’s trade secrets were to become known to, or be independently discovered by, competitors, the Company’s competitive position and its business may be negatively impacted.

Risks Relating to Holding AIXTRON’s ADSs and Ordinary Shares

You may be unable to enforce a judgment against AIXTRON or members of its Executive Board or Supervisory Board.

AIXTRON is a stock corporation organized under the laws of the Federal Republic of Germany. Only one of the members of its Supervisory or Executive Boards is currently a citizen or resident of the United States. Substantially all of the assets of these individuals and most of the assets of the Company are located outside the United States. As a result, it may not be possible for you to enforce against AIXTRON judgments obtained in the United States. You may also encounter difficulties in connection with the enforcement in Germany of liabilities based solely upon United States laws in original actions or in actions for the enforcement of judgments of United States courts.

You may have less access to information about AIXTRON and less opportunity to exercise your rights as a shareholder if you hold AIXTRON’s ordinary shares through its ADSs.

The rights and terms of AIXTRON’s ADSs are designed to replicate, to the extent reasonably practicable, the rights applicable to the Company’s ordinary shares, for which there is no active trading market in the United States. However, because of aspects of German law, the Company’s Articles of Association and the contractual terms of the deposit agreement under which AIXTRON’s ADSs are issued, your rights as a holder of ADSs will differ in various ways from a shareholder’s rights, and you may be affected in other ways, including:

•	you may not be able to participate in rights offerings or dividend alternatives;

•	you may not receive copies of AIXTRON’s reports as promptly as a holder of ordinary shares;

•

you will be able to exercise voting rights only by instructing the depositary how to exercise the voting rights of the shares that underlie your ADSs, and due to logistical, timing and other issues, you may not receive the opportunity to exercise a right to vote;

•	the deposit agreement may be amended by the Company and the depositary, or may be terminated by AIXTRON or the depositary, without your consent in a manner that could prejudice your rights; and

•	the deposit agreement limits AIXTRON’s obligations and liabilities and those of the depositary.

As a holder of AIXTRON’s ADSs you may have fewer or less well-defined shareholders’ rights compared to a holder of common stock of a U.S. company.

AIXTRON’s corporate affairs are governed by its Articles of Association (Satzung) and German law. German law is generally less specific than U.S. law in terms of governance of corporate operations. Under German law, as a holder of AIXTRON’s ADSs you may have fewer or less well-defined rights than you would as a shareholder of a U.S. company. For example, a shareholder of a U.S. corporation may institute lawsuits on behalf of the corporation and class actions. In Germany the company must assert claims for damages against members of the Executive Board or the Supervisory Board upon a respective shareholders’ resolution requiring a simple majority of the votes cast. Moreover, in Germany, shareholders whose shares represent 1% or a proportional amount of € 100,000 of the stated share capital of the stock corporation may apply in court for authorization to assert claims for damages of the Company against members of the Executive Board and/or the Supervisory Board in their own name. However, the Company may at any time assert its claims for damages on its own behalf; in such case any pending authorization or court proceeding initiated by a shareholder of the Company related to the same claims for damages will then be inadmissible. As a result, a shareholder of a German stock corporation may not be able to protect his or her interest in the shares as well as a shareholder of a U.S. corporation could.

AIXTRON may in the future be considered a passive foreign investment company.

The United States Internal Revenue Code contains special rules relating to passive foreign investment companies (“PFICs”). A United States holder who owns stock in a PFIC is generally subject to adverse tax consequences under these rules. These rules do not apply to non-United States holders. A company is treated as a PFIC if at least 75% of the company’s gross income for a taxable year consists of “passive income,” defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. While AIXTRON believes it is currently not a PFIC, because a company’s status as a PFIC is a complex, factual determination made on an annual basis, there can be no assurance that the Company will not become a PFIC in the future. The Company will explain in more detail the PFIC rules and their consequences to United States holders under “Item 10 Additional Information — Taxation.”

If AIXTRON was classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any “excess distribution,” which would be such holder’s share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder’s holding period, if shorter; and any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over such holder’s holding period for the ADSs. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year’s taxes. Such U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election or “QEF election”, which is an election to have AIXTRON treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor of the consequences of AIXTRON’s classification as a PFIC.

Because AIXTRON is not obligated to continue to have its ADSs quoted on the Nasdaq Capital Market beyond eighteen months after the closing of the Genus, Inc. acquisition, your ability to trade the ADSs may be eliminated in the future, and the market prices of the Company’s ADSs and ordinary shares may be negatively affected and it may become more difficult to sell the ordinary shares.

In connection with the acquisition of Genus, Inc. (“Genus”) AIXTRON is required to use its reasonable efforts to cause the ADSs to continue to be quoted on the Nasdaq Capital Market for a period of eighteen months after the closing of the acquisition on March 10, 2005. Because AIXTRON is not obligated to continue to have the ADSs quoted on the Nasdaq Capital Market for a prolonged period, some United States holders of AIXTRON’s ADSs may be prohibited from or disinclined to own shares of companies that may have no trading market inside the United States. This may result in the sale of ADSs received in the acquisition of Genus or the underlying ordinary shares, which could adversely affect the market price for the ADSs and ordinary shares. In addition, if the ADSs are no longer quoted on the Nasdaq Capital Market, there can be no assurance that a market will develop for the ADSs and it will be more difficult for a United States holder to sell the underlying ordinary shares outside the United States.

Identification of deficiencies or weaknesses in AIXTRON’s  internal control over financial reporting may have an adverse impact on the Company’s financial condition and results of operations and the trading price of its securities.

Commencing with AIXTRON’s annual report for the fiscal year ending December 31, 2006, the Company is required to include a report from its management relating to its evaluation of the Company’s internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). AIXTRON intends to take prompt measures to eliminate any identified deficiencies or weaknesses in the Company’s internal control structure. Such measures may involve significant effort and expense. AIXTRON may also be required to disclose deficiencies or weaknesses prior to the filing of its annual report for the fiscal year ending December 31, 2006 and to disclose whether or not such deficiencies or weaknesses have been eliminated. Depending on the nature and extent of any identified deficiency or weakness, AIXTRON could be required to restate previously issued financial statements. Any of such actions may have an adverse impact on the Company’s financial condition and results of operations and the trading price of its securities.

Item 4:  Information on the Company

A. History and Development of the Company

AIXTRON Aktiengesellschaft was incorporated as a German limited liability corporation in 1983 and converted to a stock corporation under the laws of the Federal Republic of Germany in 1997. AIXTRON is headquartered in Aachen, Germany and has wholly-owned subsidiaries in Germany, the United Kingdom, Japan, South Korea, Sweden, Taiwan and the United States. AIXTRON’s principal executive office is located at Kackertstrasse 15-17, D-52072 Aachen, Germany, and the Company’s telephone number there is 011-49-241-8909-0.

Important Events

Acquisition of Genus

On July 2, 2004 AIXTRON announced its intention to acquire Genus. Genus, which is based in Sunnyvale, California, supplies chemical vapor deposition (“CVD”) and atomic layer deposition (“ALD”) technologies, which are required in the production of advanced semiconductors and hard disk drives. At an Extraordinary Meeting of AIXTRON’s shareholders on September 30, 2004, the Company’s shareholders approved the amendment of the Company’s Articles of Association. This amendment authorized the Executive Board, with the approval of the Supervisory Board, to increase the capital against contribution in kind in order to effect the Genus transaction. The approval of this amendment required the affirmative vote of more than 75% of the Company’s ordinary shares present. Following this shareholder meeting, four dissenters filed contestation claims with the local court in Aachen against adoption of the resolution. By way of a court approved settlement, these plaintiffs withdrew their complaints. The resolution of the extraordinary meeting of shareholders was subsequently registered in the commercial register on January 3, 2005.

The ordinary shares underlying the American Depositary Shares (“ADSs”) issued in the transaction were registered with the United States Securities and Exchange Commission (the “SEC”) on AIXTRON’s Registration Statement on Form F—4 (Regis. No. 333-122624), declared effective on February 8, 2005. On March 10, 2005, the Genus shareholders approved the merger pursuant to the laws of the State of California through the affirmative vote of holders of more than 50% of the issued and outstanding shares of Genus.

On March 12, 2005, AIXTRON’s Executive Board resolved, with the approval of the Company’s Supervisory Board, to increase its authorized share capital by issuing 24,967,885 ordinary shares against all issued and outstanding Genus shares as contribution in kind pursuant to the merger. As a result, Genus shareholders received 0.51 of the Company’s ADSs for each Genus common share. Each ADS represents one of AIXTRON’s ordinary shares. AIXTRON registered this capital increase with the commercial register on March 14, 2005. The Frankfurt Stock Exchange’s admission authority authorized the registration of the new shares to the regulated securities market of the Frankfurt Stock Exchange with a resolution of March 14, 2005. See “Item 9. The Offer and the Listing — Trading Markets” and “— Market Price Information.”  Upon consummation of the transaction, AIXTRON’s historic, pre-merger shareholders held approximately 72% and the former shareholders of Genus held approximately 28% of AIXTRON, taking into consideration all ADSs issued as part of the transaction. Based on the average market value of the Company’s ordinary shares during a period of two days before and after the merger agreement, the purchase price amounted to € 92.1 million.

On March 14, 2005, 4,427,929 of the new ADSs were transferred to a trust in order to serve the employee stock option program of Genus, and to cover both convertible bonds and warrants issued by Genus. In accordance with IRFS, AIXTRON’s financial statements show the shares held in this property trust as its own shares, which are deducted from the share capital. In August 2005, 2,383,920 shares were issued to the owners of Genus’ convertible bonds. In the third quarter 2005, 41,226 ADSs from this property trust were issued to employees for exercised share options.

AIXTRON completed the Genus merger on March 14, 2005. On March 15, 2005, the AIXTRON Group’s (defined as parent company AIXTRON AG and 14 companies, listed in Note 32 to the Consolidated Financial Statements incorporated by reference to Item 18, in which AIXTRON AG has 100% direct or indirect shareholding or which can be allocated to AIXTRON AG for economic purposes)  ADSs started trading on the NASDAQ in the United States under the ticker symbol AIXG.

Creation of New Authorized Share Capitals 1 and 2

At the Ordinary General Meeting on May 18, 2005, AIXTRON’s shareholders approved the creation of new Authorized Share Capitals 1 and 2. The amendments to AIXTRON’s Articles of Association were registered in the commercial register on June 15, 2005.

Under Authorized Capital 1, the Executive Board, under certain conditions, may, with the approval of the Supervisory Board, increase the share capital up to € 35,919,751 on one or several occasions before May 17, 2010 by issuing against either cash contribution or contribution in kind new registered no-par shares with a proportional amount of € 1.00 per share in the share capital. Among other things, this authorization enables the Executive Board to acquire a company or an equity interest in a company in return for shares if a suitable opportunity arises. While the Company currently has no specific plans to acquire another business, the Executive Board believes, in order to support its strategy to leverage its core competence in complex materials deposition into new markets, it must be able to act quickly if and when appropriate opportunities arise.

Under Authorized Capital 2, the Executive Board, under certain conditions, may, with the approval of the Supervisory Board, increase the share capital up to € 8,979,937 on one or several occasions before May 17, 2010 by issuing against cash contributions new registered shares without par value with a proportional amount of € 1.00 per share in the share capital. Among other things, this authorization enables the Executive Board to place quickly new shares in the domestic and international capital markets in a targeted manner.

In case of any such share issuance, the shareholders will be granted a pre-emptive right unless the Executive Board, with the consent of the Supervisory Board, excludes, in whole or in part, the shareholders’ pre-emptive right.

Research and Development

For significant research and development events during the financial year, see “Item 5. Operating and Financial Review and Prospects — Research and Development, Patents and Licenses, etc.”

Capital Expenditures

During 2005, AIXTRON had € 12.02 million in capital expenditures, primarily related to purchases of technical equipment built in-house totaling € 8.32 million (including testing and laboratory equipment) and costs related to the acquisition of Genus totaling € 3.63 million. During 2004, AIXTRON had € 6.39 million in capital expenditures, primarily related to the acquisition of the remaining interests of Epigress AB and AIXTRON KK totaling € 2.01 million and capital expenditures for fixed assets and intangible assets totaling € 4.38 million. During 2003, AIXTRON had € 3.32 million in capital expenditures (as calculated in accordance with U.S. GAAP), which were invested in intangible assets, capital equipment and facilities. AIXTRON invested primarily in capital equipment and facilities in  its Herzogenrath, Germany production facility, but also in connection with the set up of its Taiwanese facility in the Hsinchu science-based business park in Taiwan. All of these expenditures during 2005, 2004 and 2003 were funded out of operating cash flow and available cash resources.

The AIXTRON Group’s investments in the first quarter of 2006 totaled € 0.9 million and were exclusively capital expenditures for purchases of office furniture and technical equipment.

B. Business Overview

Technology

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays, as well as a range of other leading-edge technologies. More than 200 customers worldwide use the Company’s technology. To date over 1,200 AIXTRON systems have been installed worldwide.

Compound semiconductors are complex synthetic materials composed of several chemical elements. The Company’s compound semiconductor systems are principally used in the growth of periodic table group III and group V compounds for numerous compound semiconductor applications, including data and telecommunications modules, mobile telephones and solar cells. The Company’s production systems are the recognized leader in growing gallium nitride-based device material structures. AIXTRON’s Metal Organic Chemical Vapor Deposition (“MOCVD”) systems are capable of depositing a wide variety of materials onto a substrate on an atomic scale. The substrate is a primary base material on which structures are developed to create semiconductor devices.

In a production environment, a chemical reaction takes place within a vacuum chamber, known as a reactor platform, and consequently ultra-thin chemical layers are grown in a crystalline structure on a wafer. The chemical composition and sequence of the layers are determined by the architecture of the chip or component, which will subsequently be produced from the compound semiconductor. The precursors used to produce the periodic table group III and group V semiconductors by MOCVD are typically either organometallic or hydride group V molecules combined with organometallic group III molecules. On a heated substrate, the molecules decompose, often in a very complex manner, to produce compound materials needed for formation of the desired semiconductor device. These devices can consist of more than 100 layers with different material composition and physical properties and require deposition precision control down to the atomic scale. The ability to manage the deposition of new complex, compound materials with atomic level accuracy is essential for the microelectronics and display industry to meet the current trends and demands required in microelectronics and photonics:  higher performance, higher speed, smaller devices and lower energy consumption.

Prior to the acquisition of Genus, AIXTRON had begun diversifying into next-generation technologies. These technologies include silicon wafer applications, such as tools employing Atomic Vapor Deposition (or “AVD®”) technology for silicon-based semiconductors, and applications and equipment employing Organic Vapor Phase Deposition (or “OVPD®”), involving the deposition of particularly thin organic material by means of condensation technology for the production of organic light emitting diodes (or “OLEDs”), which are currently being used in new high performance display products and are seen to have relevance to potential future lighting and solar applications.

Additionally, as a result of the acquisition of Genus, AIXTRON has broadened its technology offering by including a comprehensive range of production-qualified deposition technologies for the silicon industry:  Atomic Layer Deposition (“ALD”), AVD® and Chemical Vapor Deposition (“CVD”).

Products and Services

AIXTRON’s products range from customized production-scale chemical vapor deposition systems capable of producing up to 95 two-inch diameter wafers per single production run, to small systems for research and development use and small-scale production. AIXTRON also offers a full range of peripheral equipment and services, including products capable of monitoring the concentration of gases in the air and of cleaning the exhaust gas from metal organic chemical vapor deposition processes. AIXTRON assists its customers in designing the production layouts of tubing and switching devices for the gas supply to thin film deposition systems, through to a full installation service of “clean room” laboratories (laboratories with reduced particle counts per volume). Additionally, AIXTRON offers its customers process technology, training and consulting services.

Demand for AIXTRON’s products is driven by the increasing miniaturization, increased processing speed and efficiency, and reduced cost of ownership demands for microelectronic components. The ability of AIXTRON’s products to precisely deposit thin film materials and the ability to control critical surface dimensions in these components enables manufacturers to improve performance, yield, and quality in the fabrication of advanced microelectronic devices.

Addressing three strategic customer market applications — Compound, Silicon, and Organic Semiconductor Materials — AIXTRON provides customers with technologies for the manufacture of a wide variety of devices:

Compound Semiconductors:

•	LEDs for lighting, signaling, and outdoor giant screens

•	Optoelectronic devices such as photo diodes, lasers, or modulators for telecom/datacom applications

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

Genus, which was acquired by AIXTRON on March 14, 2005, broadens AIXTRON’s technology capabilities to include a comprehensive range of leading-edge deposition technologies for the silicon industry: Atomic Layer Deposition (ALD), Atomic Vapor Deposition (AVD®), and Chemical Vapor Deposition (CVD). Through the StrataGem high-volume production tools, Genus adds production-proven ALD technology, targeted both at traditional silicon applications for the production of DRAM capacitors and at data storage applications for the production of Thin Film Heads (TFH). Genus’ ALD technology complements AIXTRON’s existing AVD® technology, providing the AIXTRON Group’s diverse customer base with a broad portfolio of deposition technologies. While the application of AVD® technology is focused on very precise planar deposition processes (for example in transistor gate stacks), ALD offers distinct benefits in the deposition of challenging vertical device structures (for example in stack or trench DRAM structures). Genus’ LYNX series of metal CVD processing equipment is targeted at DRAM and

Flash Integrated Circuits (“IC”) applications, memory devices that are used, for example, in personal computers, digital cameras, and cellular telephones. Genus’ deposition technology also enables the production of key components for the data storage industry (e.g., hard disk thin film heads, or, “TFH”) and other emerging industries (e.g., Micro Electro Mechanical Systems, or, “MEMS”).

Organic Semiconductors:

•	OLEDs for Flat Panel and Flexible Display applications

•	OLEDs for solid state lighting and signage applications

•	Organic transparent thin film solar cells

•	Electronic semiconductor structures (plastic electronics) for applications in Flexible Displays, Radio Frequency Identification Devices (“RFID”)

Customers manufacture devices on AIXTRON’s state-of-the-art equipment that are largely destined for end-user applications such as datacom/telecom, consumer electronics, automotive, for industrial products, and, since the Genus acquisition; computing and data storage.

AIXTRON’s Global Service Organization (“GSO”) provides a full range of customer services, from the initial customized development of an AIXTRON system through to the final installation and ongoing operational support. The Company’s service centers offer customers the following services:  stocks of major spare parts, on-site service engineers trained by AIXTRON, local communication points between customers and AIXTRON, service and maintenance contracts with customers, and service and sales support. Individual training programs can be carried out either at AIXTRON’s headquarters in Aachen, Germany, or on-site at the customer’s facility by experienced personnel. AIXTRON’s GSO service managers, process engineers and service technicians also provide systems consulting as well as installation and process support services. AIXTRON’s standard service program includes service and support for warranty work, routine field service, expert process support, preventative maintenance contracts, spare part stocking at various locations worldwide and a 24-hour, seven-days-a-week technical support line.

The AIXTRON Group’s onsite application laboratories in Aachen, Germany and Sunnyvale, California are equipped for research and development and are utilized for the development of customized solutions for the Company’s customers.

The following table summarizes the systems technologies AIXTRON offers to its customers:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD ALD AVD®

Systems	Planetary Reactor CCS Reactor SiC Reactor	Gen1 Prototype Gen1 R&D Tool Gen2 Production Tool	Lynx 3 CVD Stratagem 300 ALD Stratagem R2 ALD Tricent® AVD®

Potential Applications / Devices

LEDs

Optoelectronics (photo diodes, lasers, modulators for Telecom/Datacom)

Laser devices for consumer electronics (CDs, DVDs)

High-Frequency devices (HBTs, HEMTs) for wireless datacom

SiC based Schottky Diodes

Solar cells

OLEDs for displays OLEDs for solid state lighting Organic transparent thin film solar cells Electronic semiconductor structures for flexible displays and RFID

Metal and Oxide films for CMOS gate stacks

Metal and Oxide films for capacitor structures in DRAMs and FeRAMS

SiGe and SSi expitaxial layers for CMOS

MEMS - Micro Electronic Mechanical Systems

TFH - Thin Film Heads for data storage hard disk drives

Seasonality

AIXTRON’s business is currently not materially affected by seasonality.

Principal Markets

The supply of gas phase deposition equipment is AIXTRON’s only reporting segment. The Company markets and sells its products worldwide, principally through its direct sales organization and appointed agents.

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting.”  As the Company has only one business segment, the segment information provided relates only to the Company’s geographical segments — this being secondary segment information. For more information about AIXTRON’s segments, see Note 2(v) to the Company’s Consolidated Financial Statements.

In presenting information on the basis of geographical segments, segments revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

The following table summarizes revenues for the significant geographical areas in which the Company operates, for each of the years ended December 31, 2005 and 2004.

Geographical segments

In EUR thousands		Asia	Europe	United States	Consoli- dation	Group

Revenues realized with third parties	2005	103,036	22,052	14,314		139,402
	2004	108,097	13,642	18,265		140,004

Revenues realized with other segments	2005	11,582	1,055	6,311	(18,948)	0
	2004	4,905	1,676	11,646	(18,227)	0

Segment revenues	2005	114,618	23,107	20,625	(18,948)	139,402

	2004	113,002	15,318	29,911	(18,227)	140,004

Segment assets	2005	13,841	214,775	98,795	(127,862)	199,549
	2004	5,798	139,087	10,340	(30,209)	125,016

Segment capital expenditures*	2005	308	10,213	93,262	—	103,783
	2004	171	5,202	57	—	5,430

* Segment capital expenditures of the financial year 2005 also include the additions resulting from the change in AIXTRON Group companies.

Revenues are shown in the following table:

in EUR thousands	2005	2004

Revenues for sale of goods*	137,306	138,592
Revenues for service and repair	2,096	1,412

	139,402	140,004

* Revenues for sale of goods include revenues from barter transactions in the amount of EUR 3,701,000.

The sale of equipment, including upgrades, comprised approximately 81% and 83% of AIXTRON’s revenues in the years ended December 31, 2005 and 2004, respectively, with the remaining revenue relating to sales of spare parts and services.

Raw Materials and Manufacturing

AIXTRON involves itself principally in the final assembly stage of the production process, as well as final equipment tuning and testing. The Company purchases most of its products’ components, sub-assemblies and assemblies from third-party suppliers. Its contractors and suppliers are selected and qualified to supply both the source material and standard components as well as partially assemble and validate individual equipment parts. AIXTRON typically has several suppliers for each component of its equipment, and it carries out final assembly and product testing upon receipt.

AIXTRON generally purchases these components, sub-assemblies and assemblies on a purchase order basis and provides rolling forecasts to the suppliers of its future needs. AIXTRON generally does not enter into contractual commitments for future supply commitments. The Company focuses its internal manufacturing efforts on the final assembly and test procedures to ensure the highest quality standards. AIXTRON anticipates continued reliance upon third party suppliers to achieve and contribute to manufacturing efficiency improvements.

AIXTRON’s principal manufacturing activities consist primarily of design, assembly, integration and test operations. The Company has manufacturing sites in Aachen and Herzogenrath, Germany, in Sunnyvale, California, and in Cambridge, United Kingdom. Many of the development and production processes are computerized.

Marketing Channels

AIXTRON sells its products and services through strategically located sales and service facilities in Germany, the United States, the United Kingdom, Sweden, Japan, South Korea, China and Taiwan, as well as through independent sales and service representatives in India, Israel, Poland, Russia and Taiwan. The relationships with these independent sales and service representatives are generally terminable at the Company’s will. These arrangements typically require that AIXTRON reimburse the representatives for their business expenses as well as pay specified service rates or sales commissions, which vary by geographic region.

Intellectual Property

AIXTRON’s success depends in part on its proprietary technology. Although AIXTRON attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, the Company cannot assure that its efforts to protect its technology will be adequate or that competitors will not be able to develop similar technology independently. Moreover, the success of the Company’s business depends to a significant extent on its employees’ technical expertise, innovation, and experience.

AIXTRON has patents and exclusive and non-exclusive licenses to patents owned by others covering certain of AIXTRON’s products, which AIXTRON believes provide the Company with a competitive advantage. AIXTRON has a policy of seeking patents on inventions concerning new products and improvements as part of its ongoing research, development and manufacturing activities. AIXTRON is the licensee of certain patents owned by Philips, Centre National de la Recherche Scientifique and Universal Display Corporation which are critical to the Company’s operations in the fields of MOCVD, AVD® and OVPD®. Under the terms of those licenses, AIXTRON sells epitaxial reactors that manage the layering of complex materials, produced by thin film deposition processes that enable the high precision liquid injection, evaporation and gas phase deposition of metal organic materials required to produce photoelectric and electronic devices. Similar principles are employed in the design of Organic Vapor Phase Deposition equipment for use in the manufacture of organic light emitting devices. Management finds it impractical to quantify the portion of revenues attributable to products that incorporate the technology governed by these agreements because all product sales can be aggregated into one group based upon the common technology.

AIXTRON secures its technology by patenting inventions and know-how, provided it is strategically expedient to do so. As of December 31, 2005, 101 patent-protected inventions were in use, of which 13 were registered in the reporting period. Patent protection for these inventions applies, although not exclusively, in the sales markets relevant for AIXTRON and at its main competitors’ production locations, particularly in Europe as well as in Japan, South Korea, Taiwan and the United States. These patents are maintained and renewed annually and will expire between 2006 and 2025.

Strategy and Competitive Positioning

AIXTRON is strategically positioned as one of the world’s leading manufacturers of state-of-the-art deposition equipment for the production of complex materials for the semiconductor industry:  Compound Semiconductors (MOCVD equipment), Silicon Semiconductors (AVD®, ALD, CVD equipment) and Organic Semiconductors (OVPD® equipment).

Systems for Compound Semiconductor Manufacturing

AIXTRON’s main competitor in the market for MOCVD equipment is the Process Equipment Group of Veeco Instruments Inc./USA. AIXTRON also competes with a number of different Asian manufacturers who operate principally within their own regional markets. These manufacturers include Nippon Sanso/Japan and Nippon EMC/Japan, amongst others. Based on market research by VLSI Research, Inc. it is estimated that the share of the MOCVD equipment market held by AIXTRON in 2004 was approximately 63% (total market value:  U.S.$ 232 million). The Company’s strongest competitor in terms of sales, Veeco Instruments Inc., had an estimated market share of approximately 22% for the same period. The Company had a share of approximately 63% in the global MOCVD market for 2005.

Systems for Silicon Semiconductor Manufacturing

In the CVD, AVD® and ALD equipment markets, AIXTRON competes with a variety of other companies. These include Applied Materials, Inc./USA, Tokyo Electron, Ltd./Japan, ASM International N.V./Netherlands, Veeco Instruments Inc./USA, IPS Technology/South Korea, Jusung Engineering Co., Ltd./South Korea, Aviza Technology, Inc./USA und Hitachi Kokusai Electric Co., Ltd/Japan.

Based on market research by VLSI Research, Inc. it is estimated that in 2004 Genus (acquired by AIXTRON in March 2005) held an approximate 11% share in the developing ALD systems market (total market value:  U.S.$ 121 million), an approximate 10% share of the established market for tungsten silicide CVD systems (total market value:  U.S.$ 251 million) and a share of approximately 28% of the tungsten silicide CVC systems sold to DRAM memory chip manufactures (total market value:  approximately U.S.$ 90 million).

With the available silicon semiconductor manufacturing technologies, AIXTRON is well positioned for the introduction of the next generation of sub 75 nm memory and logic integrated circuits (ICs). These technologies enable extremely high precision in producing very thin layers and facilitates the even coating of three-dimensional microelectronic device structures, offering new material coating possibilities for the next generation of computer chips, and, in AIXTRON’s view, promising high development potential for the future.

Systems for Organic Semiconductor Manufacturing

In the market for Organic Semiconductor equipment, AIXTRON competes with established manufacturers such as Ulvac Inc./Japan, Tokki Corporation/Japan, Applied Films/USA and Germany, Doosan DND Co., Ltd./South Korea, and Sunic System/South Korea as well as a number of smaller companies. While these competitors use established vacuum thermal evaporation (“VTE”) technology to produce organic light emitting diodes (OLEDs), AIXTRON offers to OLED manufacturers its own highly innovative organic vapor phase deposition (OVPD®) technology. As AIXTRON is currently in the market entry phase, AIXTRON market share information is not meaningful at this point. However, the acceptance of the first AIXTRON Gen2-OVPD®-system for the mass production of OLEDs by RiTdisplay Corporation, a leading manufacturer of OLED displays, in 2005, marks a significant step forward towards market acceptance of AIXTRON’s OVPD® technology.

In AIXTRON’s opinion, due to the superior process technology and the potential for reducing manufacturing costs, OVPD® technology has the potential to compete successfully with VTE technology. AIXTRON is positioned as a key system supplier for next generation OLEDs, to be used in innovative, self-luminous displays that have the potential to make today’s display technologies such as liquid crystal displays (LCDs) and plasma displays (PDPs) redundant at some point in the future.

Government Regulation

Due to the nature of AIXTRON’s products, the shipment of some products to customers in certain countries requires the Company to obtain an export license from legal and statutory authorities in the U.S., Germany, U.K. and Sweden, including, for example, the Department of State and the Department of Commerce in the U.S., the Bundesamt für Wirtschaft und Ausfuhrkontrolle (“BAFA”) in Germany, and the Department of Trade and Industry in the U.K. Although the applicable export regulations have not had a material impact on the Company’s business to date, AIXTRON may experience delays in obtaining required export licenses, which in turn would cause delays in AIXTRON’s ability to sell its products and recognize revenues from such sales.

AIXTRON is subject to environmental and safety regulations in connection with its business operations. Research and development activities, as well as the manufacturing and demonstration of the Company’s products, in both the Company’s compound semiconductor and silicon semiconductor equipment businesses, involve the use of potentially harmful chemical and hazardous materials and radioactive compounds. Failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of production, each of which could materially and adversely affect AIXTRON’s business, financial condition, results of operations and cash flows.

Because AIXTRON’s securities are publicly traded in the U.S., the Company is also subject to the rules and regulations promulgated by the SEC, including those promulgated under the Sarbanes Oxley Act of 2002. In addition, AIXTRON is subject to the provisions of the U.S. Foreign Corrupt Practices Act relating to the maintenance of books and records and anti-bribery.

EU regulation requires that AIXTRON prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Notes 38 and 40 to the Company’s Consolidated Financial Statements for fiscal year 2005 contain explanations of the transition to IFRS from U.S. GAAP. See also “Item 5. Operating and Financial Review and Prospects — Operating Results — European Union Regulation Regarding IFRS” below.

C. Organizational Structure

The following table lists AIXTRON’s significant subsidiaries:

Significant Subsidiaries of AIXTRON AG (direct and indirect) as of May 1, 2006

Name	Jurisdiction of Incorporation	Ownership Interest

Thomas Swan Scientific Equipment Ltd.	England and Wales	100%
Epigress AB	Sweden	100%
AIXTRON cshs	South Korea	100%
Genus cshs	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.*	California, USA	100%

*trading as Genus, Inc.

D. Property, Plant and Equipment

As of March 31, 2006, AIXTRON’s headquarters and principal manufacturing, research and development and sales and service facilities, as well as the approximate size and the uses of such facilities, were:

Owned Facility Location	Approximate Size (sq. m.)	Mortgaged	Use
Aachen, Germany	7,260	No	Headquarters, Manufacturing, Sales, Research and Development
Herzogenrath, Germany	12,457	No	Manufacturing, Sales and Service, Engineering

AIXTRON leases certain office and plant facilities. Most of the lease commitments contain options to renew the leasing contracts. These leases typically run for a period between one to fifteen years. None of the leases include contingent rentals.

Leased Facility Location	Approximate Size (sq. m.)	Lease Expires	Use

Cambridge, UK	2,180	September 13, 2014	Manufacturing, Sales and Service, Engineering
Lund, Sweden	449	December 31, 2008	Engineering, Service
Sunnyvale, CA, USA	9,300	December 31, 2012	Manufacturing, Sales and Service, Engineering, Research and Development
Seoul, South Korea	1,032	August 31, 2010	Sales and Service
Shanghai, China	145	December 31, 2006	Sales and Service
Hsinchu, Taiwan	1,000	December 31, 2008	Sales and Service
Tokyo, Japan	311	March 31, 2008	Sales and Service

AIXTRON believes that its current facilities are in good condition and are adequate to meet the requirements of its present and foreseeable future operations.

Environmental Issues

The research and development activities, as well as the manufacturing and demonstration of AIXTRON’s products conducted in some of its facilities, involve the use of potentially harmful chemical and other hazardous or potentially hazardous materials and radioactive compounds. Failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of production.

Item 4A:  Unresolved Staff Comments

None.

Item 5:  Operating and Financial Review and Prospects

You should read the following operating and financial review of AIXTRON’s results of operations and financial condition together with AIXTRON’s Consolidated Financial Statements prepared in accordance with IFRS included elsewhere in this report. A reconciliation of the Company’s 2004 and 2005 results in accordance with IFRS as adopted by the European Union to AIXTRON’s 2004 and 2005 results in accordance with U.S. GAAP is provided in Notes 38 and 40, respectively, to the Company’s Consolidated Financial Statements.

The following discussions include “forward-looking statements” that involve risks and uncertainties that are discussed more fully in “Risk Factors” and “Forward-looking statements notice” included in this annual report. Actual results could differ materially from future results expressed or implied by the forward-looking statements.

A. Operating Results

Preparation of consolidated financial statements under IFRS

In compliance with the European Parliament and Council Regulation on the application of IFRS adopted in July 2002, listed European Union companies are generally required to prepare their consolidated financial statements in accordance with IFRS for fiscal years ending on or after December 31, 2005. Accordingly, AIXTRON has prepared its Consolidated Financial Statements in accordance with IFRS as adopted by the European Union and its interpretations adopted by the International Accounting Standards Board (the “IASB”) for the fiscal years ending on December 31, 2005 and on December 31, 2004. These are the Company’s first consolidated financial statements under IFRS. The impact of the adoption of IFRS is discussed in Notes 38 and 40 to the Company’s Consolidated Financial Statements.

Critical Accounting Policies

The preparation of AIXTRON’s Consolidated Financial Statements requires the Company to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the Company’s Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that AIXTRON believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

Revenue is generated from the sale and installation of equipment, spare parts and maintenance services.  Revenues from the sale of equipment are recognized upon shipment to the customer if (1) such equipment has been demonstrated to meet product specification requirements, (2) a full customer acceptance test has been successfully completed at the AIXTRON production facility and (3) the customer has not otherwise negotiated specific rights of return. The portion of the contract revenue relating to the installation of the equipment at the customer site, however, is deferred until the installation at the customer site is complete. Such deferred revenue is determined based on the higher of the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate by management of the materials and time required to complete the installation. The Company bases such estimates on previous experience.

Goodwill Valuation

All business combinations are accounted for by applying the purchase method. Goodwill is stated at cost less any accumulated impairment loss. Goodwill is allocated to cash-generating units and is tested annually for impairment.

Goodwill purchased as part of a business acquisition is tested annually for impairment, irrespective of whether there is any indication of impairment. For impairment test purposes, the goodwill is allocated to cash-generating units. Impairment losses are recognized to the extent that the carrying amount exceeds the net realizable value or the value in use (recoverable amount) of the cash-generating unit.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments and the risks associated with the asset.

In estimating the discounted future cash flows, management makes significant assumptions. These include determining the appropriate discount rate, projected sales growth, projected research and development costs and projected capital expenditures. In making these assumptions, AIXTRON considers current and anticipated market conditions and technological changes.

Valuation of Inventories

Inventories are stated at the lower of cost and the net realizable value. The net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Allowance for slow moving, excess and obsolete, and otherwise unsalable inventory is recorded based primarily on either the Company’s estimated forecast of product demand and production requirement for the next twelve months or historical trailing twelve month usage. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. As of December 31, 2005, total inventory was € 33.1 million. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories based on previous experience. This policy is designed to reflect the rapid technology and market changes affecting the Company’s business which may make such inventories on hand obsolete or excess.

In future periods, write-downs of inventory may be necessary due to (1) reduced demand in the markets in which the Company operates, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for the Company’s products. These factors could result in adjustment to the valuation of inventory in future periods, and significantly impact the Company’s future operating results.

Accounting for Income Taxes

Deferred tax assets and liabilities are recorded for all temporary differences between tax and commercial balance sheets and for losses brought forward for tax purposes as well as for tax credits of the companies included in consolidation. The deferred taxes are calculated based on tax rates applicable at the balance sheet date or in the future. Effects of changes in tax rates on the deferred tax assets and liabilities are recognized upon adoption of the amended law.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits, as estimated by the Company, can be set off against tax credits and tax loss carryforwards. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit can be realized.

Recently Issued Accounting Standards

The following survey shows IFRS Standards and Amendments to IFRS not compulsory and applicable for reporting periods ending on December 31, 2005. These standards were not applied earlier than required. AIXTRON is currently analyzing the impact of the new standards on the consolidated financial statements. AIXTRON does not expect the adoption of these standards to have a material impact on its Consolidated Financial Statements.

IFRS 7	Financial Instruments: Disclosures
Issued: August 2005

IFRIC 4	Determining whether an Arrangement contains a Lease
Issued: December 2004

IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
Issued: December 2004

IFRIC 6	Liabilities arising from participating in a specific market — waste electrical and electronic equipment
Issued: September 2005

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
Issued: November 2005

Amendment to	Capital Disclosures
to IAS 1	Issued: August 2005

Amendment to	Actuarial Gains and Losses, Group Plans and Disclosures
to IAS 19	Issued: December 2004

Amendment to	Net Investment in a Foreign Operation
to IAS 21	Issued: December 2005

Amendment to	Cash Flow Hedge Accounting of Forecast Intra-group Transactions
to IAS 39	Issued: April 2005

Amendment to	The Fair Value Option
to IAS 39	Issued: June 2005

Amendment to	Financial Guarantee Contracts
to IAS 39 and	Issued: August 2005
IFIFRS 4

European Union and SEC Regulations Regarding IFRS

Until 2004, AIXTRON prepared its Consolidated Financial Statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”). As required by a European Union (“EU”) regulation, from 2005 onwards the Company’s Consolidated Financial Statements are prepared in accordance with IFRS as adopted by the EU. All standards issued by the IASB effective for 2005 and all interpretations issued by the International Financial Reporting Interpretations Committee (the “IFRIC”) effective for 2005 have been adopted by the EU.

The SEC allows foreign private issuers that are IFRS first-time adopters to file only one year of comparative information in the 2005 annual report on Form 20-F, instead of the generally required two years. IFRS requires comparative information for one year in the annual report. Consequently, the Company’s transition date to IFRS was January 1, 2004, which was the start of the fiscal year 2004.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards,” separate reconciliations and explanatory narratives are included in these Consolidated Financial Statements on shareholders’ equity as of January 1, 2004 and December 31, 2004 under IFRS and 2004 IFRS consolidated net income, as compared to the Company’s consolidated equity under U.S. GAAP as of those dates and

2004 U.S. GAAP consolidated net income, as reported in the 2004 consolidated financial statements. In addition, these Consolidated Financial Statements include reconciliations between U.S. GAAP and IFRS for the condensed consolidated balance sheet as of December 31, 2004 and the condensed consolidated statement of operations for 2004. Detailed information regarding the transition from U.S. GAAP to IFRS is included in Note 38.

Management’s Discussion and Analysis of Results of Operations

Overview

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays and a range of other technologies.

AIXTRON’s products range from customized production-scale chemical vapor deposition systems to small systems for research and development use and small-scale production. Through the acquisition of Genus in March 2005, the Company’s technology offering was broadened to include a range of production-qualified deposition technologies for the silicon industry. The supply of gas phase deposition equipment is the Company’s only reporting segment. Equipment sales and installation generated 81 percent and 83 percent of the Company’s revenues in 2005 and 2004, respectively. The remaining revenues were generated by the sale of spare parts and by providing maintenance services.

AIXTRON’s principal manufacturing facilities locations are in Germany, the U.S. and the U.K. The Company sells its products and services principally through its direct sales organization using facilities in eight counties, as well as through independent sales and service representatives.

Demand for the Company’s products is driven by the increasing miniaturization, increased processing speed and efficiency, and reduced cost of ownership demands for microelectronic components. The ability of the Company’s products to precisely deposit thin film materials and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield, and quality in the fabrication of advanced microelectronic devices.

Significant Factors

While world real gross domestic product grew by an estimated 3.4 percent and semiconductor industry revenues rose by an estimated 6.9 percent, spending on wafer front end (“WFE”) equipment declined year over year by an estimated 8.8 percent in 2005.

WFE equipment spending, which includes spending on deposition tools supplied by AIXTRON, was, amongst other things, negatively affected by:

•	the delayed introduction of innovative materials in the silicon semiconductor industry,

•	price pressure and industry consolidation in the compound semiconductor industry, and

•	a general equipment spending downturn driven by lower-than-expected end user market demand, especially for electronic consumer applications.

Due to low customer capital spending, an ongoing consolidation of the LED manufacturing industry in Asia, and delays in the introduction of a number of new LED end market applications (e.g., LED based LCD TV backlighting and mobile phone LED camera flash), the total MOCVD equipment market size declined in 2005.

However, AIXTRON’s estimates indicate that overall demand in the LED manufacturing industry, which represents a significant market for AIXTRON’s compound semiconductor deposition equipment, grew modestly in 2005.

Similarly, manufacturers of laser diodes, another potential customer group for AIXTRON’s compound semiconductor equipment, saw the introduction of a new industry standard for DVD blue lasers delayed by the two competing formats, Sony’s Blu-Ray standard and Toshiba’s HD DVD standard.

The silicon semiconductor industry, another major target market for AIXTRON’s deposition equipment, is proving equally fluid in the estimated timings on the introduction of new materials and technologies for the mass production of next-generation integrated circuit (“IC”) devices. Additionally, weaker demand for Dynamic Random Access Memory (“DRAM”) devices in 2005 negatively affected AIXTRON’s CVD equipment business acquired from Genus, as DRAM manufacturers adjusted to accommodate industry overcapacities and anticipated further price corrections.

In 2005, AIXTRON experienced a slight year-over-year reduction in revenues. Including revenues generated by Genus since March 14, 2005 (totaling € 29.9 million, or 21% of revenues), AIXTRON revenues for 2005 decreased slightly compared to 2004 to € 139.4 million (previous year:  € 140.0 million).

Largely due to the consolidation of Genus, lower revenues generated from the compound semiconductor business as well as € 30.3 million in certain asset impairments, accruals expensing and certain tax effects, the Company reported a net loss of € 53.5 million for 2005 (previous year:  net income of € 7.7 million).

Equipment order intake increased compared to 2004 by 2 percent to € 113.6 million in 2005 and included € 85.7 million in order intake denominated in U.S.$, converted into € at an exchange rate of 1.35 U.S.$/1 € for reporting purposes.

Total 2005 equipment order intake included € 37.1 million in orders received for silicon semiconductor equipment of which almost all was contributed by Genus. These silicon semiconductor equipment-related orders included orders € 36.3 million in order intake denominated in U.S.$, converted into € at an exchange rate of 1.35 U.S.$/1 € for reporting purposes.

The reduced demand for AIXTRON’s core compound semiconductor equipment was the single largest factor contributing to the decline in revenues and order intakes. However, this decline was partially offset by additional revenues and equipment order intake generated from AIXTRON’s silicon semiconductor equipment business.

Genus, a specialized manufacturer of silicon semiconductor equipment, which was acquired by AIXTRON AG on March 14, 2005, contributed significantly to AIXTRON’s 2005 semiconductor equipment business. In the view of the Company’s Executive Board, this development highlights the critical importance of AIXTRON’s current strategy to further diversify into new silicon end application markets.

Through the acquisition of Genus, AIXTRON has gained production-proven deposition technology for the silicon industry and consequently has inherited commercial relationships with some of the world’s leading silicon semiconductor and data storage companies. Genus broadens AIXTRON’s technology capabilities to include a comprehensive range of leading-edge deposition technologies for the silicon industry.

Results of Operations

Fiscal Year Ended December 31, 2005 Compared with Fiscal Year Ended December 31, 2004

Revenues

Despite the consolidation of Genus into the AIXTRON Group, the Company’s revenues declined from € 140.0 million in 2004 to € 139.4 million in 2005. This revenue decline was largely due to weak demand for compound semiconductor equipment, whereas revenues from AIXTRON’s silicon business interests rose significantly due to the consolidation of Genus into the AIXTRON Group, as can be seen from the following table:

	2005		2004
Total Revenues	139.4		140.0
Revenues from sale of silicon semiconductor equipment (ALD, CVD)	32.7	23%	1.5	1%
Revenues from sale of compound semiconductor equipment (MOCVD) and other equipment (OVPD®, SiC-CVD)	80.7	58%	115.1	82%

Equipment sales and installation generated 81 percent of revenues in 2005, compared to 83 percent in 2004. The remaining revenues were provided by spare parts sales and maintenance services.

The Company’s revenues in 2005 continued to be largely generated in Asia, as can be seen from the following table:

Regional Revenue Split.

	2005		2004		Change
	million €	%	million €	%	million €	%

Asia	103.0	74	108.1	77	(5.1)	(5)

Europe	22.1	16	13.6	10	8.5	63

USA	14.3	10	18.3	13	(4.0)	(22)

Group	139.4	100	140.0	100	(0.6)	0

AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues in the future.

Gross Profit

Based on a decrease in revenues and an increase in the cost of sales, AIXTRON’s gross margin totaled € 34.7 million 2005 (24.9% of revenues), as compared to € 52.4 million in 2004 (37.4% of revenues).

Due to an increase in scheduled depreciation charges resulting from the Genus acquisition as well as € 7.5 million in restructuring accruals and impairment charges on inventories and intangible assets, the Company’s cost of sales increased from € 87.6 million in 2004 to € 104.7 million in 2005.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses totaled € 45.8 million for 2005, as compared to € 31.5 million for 2004. € 2.3 million of the SG&A expenses in 2005 were attributable to impairment charges and restructuring accruals. € 10.7 million of the SG&A expenses in 2005 were largely attributable to the consolidation of Genus into the AIXTRON Group. Due to the acquisition of Genus in 2005 both the variety of products and the number of sales channels have increased, leading to an increase in the complexity of AIXTRON’s sales and administrative structure.

Personnel expenses were € 41.1 million in 2005, an increase of 28% compared to 2004. This increase primarily reflected the consolidation of Genus into the AIXTRON Group. In 2005, the Company implemented a number of cost reduction measures, including the termination of certain employee labor contracts and the implementation of a general hiring freeze.

Research and Development Costs

Research and development expenses in 2005 were € 30.5 million, compared to € 20.4 million in such expenses for 2004. The AIXTRON Group’s Research and Development (R&D) expenses in 2005 included  depreciation charges totaling € 6.2 million on assets for the development of emerging markets technologies, such as OVPD® and Tricent®, as well as on assets for the development of the established MOCVD technology.

Other Operating Income and Expense

Other operating income in 2005 was € 5.6 million, as compared to € 9.9 million in 2004. The operating income included the receipt of research and development funding totaling € 2.9 million in 2005 and € 2.6 million in 2004. Other operating expenses of € 2.9 million in 2005 mainly resulted from foreign currency exchange losses of € 2.1 million.

Impairment of Goodwill

In connection with testing goodwill for impairment at December 31, 2005, AIXTRON concluded that goodwill for its subsidiary Genus, Sunnyvale, California was impaired in light of reduced market expectations and the Company recorded a charge of € 13.8 million in 2005. The Company did not record any goodwill impairment charges in 2004.

Net Interest Income

Net interest income declined to € 0.5 million in 2005, from € 0.8 million in 2004. The reduction in the net interest income was the result of the reduced amount of interest received from bank balances due to lower bank balances in 2005.

Income Taxes

AIXTRON recorded a € 1.3 million tax expense in 2005, compared to a tax expense of € 2.8 million in 2004. The change in income taxes reflects profitable operations in 2004 compared to losses on operations in 2005. As of December 31, 2005, AIXTRON had deferred tax assets totaling € 6.3 million of which € 5.5 million were related to tax loss carry-forwards.

Reconciliation to U.S. GAAP

The Company’s Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. For 2005, the Company’s net loss for the year after taxes under IFRS was € 53.5 million and for 2004, net income under IFRS was € 7.6 million, compared to a consolidated net loss under U.S. GAAP of € 96.0 million in 2005 and a consolidated net income under U.S. GAAP of € 7.1 million in 2004.

The most significant items in reconciling net income (loss) under IFRS to net income (loss) under U.S. GAAP in 2005 was the higher impairment charge related to Genus, and in 2004 it was the accounting treatment of inventories.

The most significant items in reconciling the Company’s consolidated equity under IFRS to consolidated equity under U.S. GAAP as of December 31, 2005 was the impairment charge related to the Genus acquisition, and both as of December 31, 2005 and December 31, 2004 it was the accounting treatment of inventories.

Please refer to Note 40 to the Company’s Consolidated Financial Statements for a reconciliation of AIXTRON’s equity and net loss in accordance with IFRS to U.S. GAAP.

B. Liquidity and Capital Resources

Cash Flows

Due to cash outflows from business investments and operating activities, AIXTRON’s cash and cash equivalents decreased from € 45.5 million as of December 31, 2004 to € 31.4 million as of December 31, 2005. There are currently no restrictions on the Company’s use of cash resources, and there are no current restrictions that would limit the Company from raising debt financing in the future.

Due to the challenging market conditions in 2005 and AIXTRON’s resulting net loss of € 53.5 million, AIXTRON used € 12.2 million in cash for operating activities in 2005. In comparison, during 2004, AIXTRON generated cash flows from operating activities of € 6.8 million. Net cash used in investing activities was € 3.0 million, including purchases of fixed assets (€ 8.3 million) as well as capitalized acquisition payments related to the Genus acquisition (€ 3.6 million), less cash acquired from Genus (€ 9.0 million). In comparison, net cash used in investing activities in 2004 totaled € 6.4 million, including € 3.8 million of capital expenditures in property, plant, and equipment as well as acquisition cost of a minority interest in AIXTRON KK of € 2.0 million. No net cash was used in financing activities in 2005, as compared to net cash used in financing activities totaling € 0.1 million in 2004, constituting a change in minority interest.

Financing Activities

As of December 31, 2005, five banks, Deutsche Bank AG, Dresdner Bank AG, Commerzbank AG, HSBC Trinkaus & Burkhardt KGaA and Sparkasse Aachen, have provided bank guarantees to AIXTRON totaling € 11.9 million (December 31, 2004:  € 8.7 million).

As part of the acquisition of Genus, Inc., the Company assumed the obligation of Genus, Inc.’s convertible bonds, which had a total par value of € 4,807,000 (US$ 6,450,000) and an interest rate of 7%. The convertible bonds matured in August 2005. The holders of the notes had the option to either convert the note into shares of Genus common stock. This option was changed as of the date of the Genus acquisition into a right to convert into AIXTRON ADSs. For this purpose the required AIXTRON ADSs were contributed into the trust property as part of the acquisition. For more information about the contribution, see Note 20 to the Company’s Consolidated Financial Statements. In August 2005, the convertible bonds and the interest accrued since March 13, 2005 were settled in full by way of conversion into AIXTRON ADSs. In this conversion, 2,383,920 ADSs from the trust property were issued to the holders of the convertible bonds. As a result no liability from the Genus convertible bond exists at the balance sheet date of December 31, 2005. For more information about these convertible bonds, see Note 26 to the Company’s Consolidated Financial Statements.

AIXTRON AG provides loans and other financial security to its subsidiaries where necessary to enable operations to continue efficiently. The Company has granted no security interest in its own land and buildings.

In order to support the development of future equipment technology, the Company continuously explores and assesses additional funding opportunities available in the market.

Due to the nature of its business, AIXTRON believes that the business should be financed primarily, but not exclusively, by equity and not by debt. As a result, the Company’s Articles of Association provide for the potential offering of equity and equity-linked notes (convertible bonds).

Assessment of Liquidity and Capital Resources

The Company’s liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economies of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that the liquidity provided by existing cash resources and financing arrangements, as well as the ability to raise equity capital, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. If the duration of the current downturn and the uncertain economic environment continues, lower customer demand for the Company’s products and services and continued fixed costs could result in cash generated by operations to be lower than forecasted and not to be sufficient. In such a situation, the Company might need to pursue accessing short-term credit facilities or additional equity financing offerings. See “Item 3. Key Information — Risk Factors” for more information about risks facing the Company.

C. Research and Development, Patents and Licenses, etc.

As a high-technology company, AIXTRON maintains a strong research and development (R&D) infrastructure, with significant resources devoted to R&D projects. AIXTRON’s R&D activities are critical for the Company’s long-term strategy to position itself as one of the world’s leading provider of nano deposition equipment for the manufacture of complex device structures for the semiconductor industry.

AIXTRON’s R&D organization works closely with its own global sales and service organization to develop systems, tailored to customers’ individual needs.

AIXTRON maintains its own R&D laboratories in Aachen, Germany and in Sunnyvale, California. These in-house laboratories are equipped with AIXTRON systems for researching new equipment and processes, as well as for producing reference samples of semiconductor materials. As part of the R&D efforts employed, AIXTRON regularly collaborates with well-known universities and research centers worldwide and participates in numerous government and European Union-funded development projects.

The following table summarizes key R&D information:

million €	2005	2004	Change %

R&D expenses	30.5	20.4	50%
R&D expenses, % of sales	22%	15%

R&D employees (annual average)	188	147	28%
R&D employees, % of total headcount (annual average)	33%	35%

The increase in R&D expenses in 2005 compared to 2004 was largely due to amortization charges totaling € 5.3 million. Additionally, the consolidation of Genus into the AIXTRON Group added € 5.6 million in R&D expenses to the AIXTRON R&D expenses since the date of acquisition (March 14, 2005).

On November 7, 2005, AIXTRON announced that RiTdisplay Corporation, a leading manufacturer of OLED displays, had signed the system acceptance of the first AIXTRON Gen2 OVPD® system for the mass production of OLEDs. The engineering teams of RiTdisplay and AIXTRON qualified OVPD® technology for the planned manufacture of OLED devices for full color display applications. The β-testing co-operation had previously yielded OLED device structures that were seen to perform better than devices previously manufactured with conventional technology (VTE).

In AIXTRON’s opinion, the customer qualification of AIXTRON’s Gen2 manufacturing tool is an important step towards market acceptance of AIXTRON’s OVPD® technology.

In the reporting period, the AIXTRON Group completed the installation and hardware qualification of an AIXTRON Gen1 OVPD® R&D and pilot production tool at Philips Lighting, Aachen, Germany. AIXTRON, Philips and Merck-Covion utilize this tool for the development of large-area OLEDs, targeted specifically at future lighting applications, within a joint research project, funded by the German Federal Ministry of Education and Research.

Additionally, in 2005 the AIXTRON Group completed the hardware installation and process qualification of a 200/300 mm multi-chamber Tricent® tool at IMEC, a world-leading independent research center in nanotechnology. The installation of this tool, which utilizes the Company’s Atomic Vapor Deposition (AVD®) technology, marks an important milestone in IMEC’s research efforts to develop innovative gate electrodes for sub-45 nanometer CMOS transistors. Following the successful tool start-up, the AIXTRON Group and IMEC’s other industrial project partners such as Intel, Samsung, ST Microelectronics, Matsushita, Philips, and Texas Instruments will focus on further research into the deposition of novel high-k and metal materials for the next generation of transistor structures. Due to a delay in anticipated market adoption, the patents and process know-how acquired from this joint development project were written down.

D. Trend Information

For information about trends, see “Item 5. Operating and Financial Review and Prospects — Overview,” “ —Significant Factors,” “ —Operating Results,” and “ —Liquidity and Capital resources.”

Future Strategic Positioning

The development of deposition technology for highly complex materials is expected to remain the Company’s core competency and competitive advantage, upon which AIXTRON plans to further establish its expanded product portfolio in the period of 2006-2007.

AIXTRON expects to maintain its market leadership and strong competitive positioning in the market for MOCVD systems over the coming years. However, the relatively small market size and the high market concentration on just two internationally operating MOCVD system providers may be detrimental to future expansion objectives of its market leadership.

AIXTRON expects that the principal market driver for silicon semiconductor applications will be the demand for new complex material solutions, such as high-k dielectrics, that could potentially replace materials currently used in silicon semiconductor applications. The combined AIXTRON and Genus strengths in silicon semiconductor equipment technologies position as well in the silicon systems market niches the Company addresses (tungsten silicide CVD, ALD, and AVD® systems for the production of specialized applications such as gate stacks and capacitors).

Based on acceptance of the first AIXTRON Gen2-OVPD®-system for the mass production of OLEDs by RiTdisplay Corporation in 2005, AIXTRON plans to drive forward its strategy to introduce its OVPD® technology to a broader OLED display and lighting market, with the goal to achieve revenue contributions in 2007. As with all emerging technologies, there is an element of risk associated with the timing of AIXTRON’s OVPD® technology being adopted by the market.

E. Off-Balance Sheet Arrangements

As of December 31, 2005, the Company had entered into purchase commitments with suppliers in the amount of € 10.7 million (last year: € 7.8 million) for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2005 were € 0 thousand (last year: € 0 thousand) as of December 31, 2005.

Contingencies

The Company is involved in various legal proceedings, none of which management believes are material. The Company grants some customers advance payment guarantees, which are for a limited period of time. Management does not expect that such matters will have a material effect on the Company’s net assets, results of operations and financial position.

See also “Item 5. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations”.

F. Tabular Disclosure of Contractual Obligations

In the ordinary course of business, AIXTRON’s primary contractual obligations regarding cash involve purchase commitments, operating lease commitments and capital expenditures.

The following table summarizes contractual obligations for future cash outflows as of December 31, 2005:

	Payments Due by Period (in millions of EUR)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Finance lease commitments	0	0	0	0	0
Operating lease commitments	12.23	1.89	3.61	3.29	3.43
Purchase commitments	10.74	10.75	0	0	0

Total contractual obligations	22.97	12.64	3.61	3.29	3.43

At December 31, 2005, the Company’s commitments for capital expenditures were € 0.

The Company outsources a substantial portion of the manufacturing of its operations to third party suppliers. As the Company’s products are technologically complex, the lead times for purchases from its suppliers can vary up to six months. Principally, but not exclusively, contractual commitments are made for specific customer orders or forecast orders. In some circumstances, where contractual commitments to suppliers for multiple modules or systems reduce the Company’s purchase prices per module or system, purchase commitments may be made against anticipated demand. For the majority of purchase commitments, the Company has flexible delivery schedules depending on the market conditions, which allow the Company, to a certain extent, to delay delivery beyond originally planned delivery schedule estimates, if necessary.

The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Regarding most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and 15 years. None of the leases includes contingent rentals.

Item 6:  Directors, Senior Management and Employees

A. Directors and Senior Management

In compliance with German law — the German Stock Corporation Act (Aktiengesetz) — governing a stock corporation such as the Company, AIXTRON has a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand). The two boards are separated and no individual may simultaneously be a member of both boards. The Executive Board is responsible for managing the Company’s business in accordance with applicable laws, AIXTRON’s Articles of Association and the Bylaws of the Executive Board. It represents the Company in its dealings with third parties. The Supervisory Board appoints and removes the members of the Executive Board. The Supervisory Board is responsible for overseeing AIXTRON’s management policy, practice and decisions taken, but is not permitted by law to participate in such decisions.

In carrying out their duties, members of both the Supervisory Board and the Executive Board must exercise the standard of care of a diligent and prudent business person. In complying with this standard of care, board members must take into account a broad range of considerations, in particular, the interests of the Company. The members of the Supervisory Board and the Executive Board may also be personally liable for violations by AIXTRON under the German Stock Corporation Act.

The Executive Board is required to respect the rights of shareholders to be treated on an equal basis and receive equal information. The Executive Board is also required to ensure that appropriate risk management mechanisms are established and that internal monitoring systems are employed.

Supervisory Board

The principal function of AIXTRON’s Supervisory Board is to supervise the activities and actions of the Executive Board without being involved in the conduct of day-to-day transactions. The Supervisory Board has comprehensive monitoring functions and is also responsible for appointing and removing the members of the Executive Board. Although the Supervisory Board may not make management decisions, certain types of transactions require its prior consent. The rules of procedure of the Executive Board, which were approved by the Supervisory Board, provide that some affairs, operations and major transactions, such as large capital expenditure items, require the prior consent of the Supervisory Board. The Executive Board is required to additionally regularly report to the Supervisory Board on current business operations and future business planning. The Chairman of the Supervisory Board and the respective chairman of the Supervisory Board committees participate in numerous conference calls and personal meetings with the Executive Board to keep abreast of the Company’s business and the commercial activities.

All of the Company’s present Supervisory Board members were elected by its shareholders. The shareholders may remove any member of the Supervisory Board they have elected in a general meeting by a simple majority of the votes cast by the shareholders in a general meeting.

The members of the Supervisory Board are each elected for a term expiring at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board was elected. Supervisory Board members may be re-elected and are not subject to a compulsory retirement age. The Company’s Articles of Association establish the compensation of the Supervisory Board members. For further details, see “— Compensation.”

The Supervisory Board met six times during 2005:  on March 8, 29, and 30; on May 17; on September 6; and on December 2.

AIXTRON’s Supervisory Board consists of the following individuals:

•

Dipl.-Kfm. Kim Schindelhauer (Chairman): Mr. Schindelhauer is a businessman. He joined AIXTRON in 1992. From 1997 to 2002, Mr. Schindelhauer was the Joint Chief Executive Officer of AIXTRON, and a member of its Executive Board. From 2002 to the present, Mr. Schindelhauer has been the Chairman of AIXTRON’s Supervisory Board. Mr. Schindelhauer is a member of the supervisory board of MEDION AG, Essen, Germany, and chairman of the supervisory board of

Deutsches Aktieninstitut e.V., Frankfurt/Main, Germany.

•

Dr. Holger Jürgensen (Deputy Chairman): Dr. Jürgensen is a physicist and was one of AIXTRON’s founders. From 1997 to 2002, Dr. Jürgensen was the President and Joint Chief Executive Officer of AIXTRON, and a member of its Executive Board. From 2002 to the present, Dr. Jürgensen has been the Deputy Chairman of AIXTRON’s Supervisory Board.

•

Prof. Dr. Wolfgang Blättchen (Chairman of the Audit Committee): Since 1998, Prof. Dr. Blättchen has been a member of AIXTRON’s Supervisory Board. He is a member of the Board of Management of Blättchen & Partner AG, Leonberg/Munich, Germany. Prof. Dr. Blättchen is also a member of the supervisory board of Gardena AG, Ulm, Germany; chairman of the supervisory board of Marc O’Polo AG, Stephanskirchen, Germany; a member of the supervisory board of APCOA Parking AG, Stuttgart, Germany; deputy chairman of the supervisory board of HAUBROK AG, Düsseldorf, Germany; and a deputy chairman of the supervisory board of Horváth AG, Stuttgart, Germany.

•	Karl-Hermann Kuklies: Since 1997, Mr. Kuklies has been a member of AIXTRON’s Supervisory Board.

•

Prof. Dr. Rüdiger von Rosen: Since 2002, Prof. Dr. von Rosen has been a member of AIXTRON’s Supervisory Board. He is managing director of Deutsches Aktieninstitut e.V.; deputy chairman of the supervisory board of Mader Capital resources AG; and a member of the supervisory board of PriceWaterhouseCoopers AG, Frankfurt/Main, Germany.

•

Dipl.-Kfm. Joachim Simmroß: Mr. Simmroß is a businessman. Since 1997, Mr. Simmroß has been a member of AIXTRON’s Supervisory Board. Mr. Simmroß is also chairman of the supervisory board of technotrans AG, Sassenberg, Germany; a member of the supervisory board of WeHaCo Unternehmensbeteiligungs-Aktiengesellschaft, Hanover, Germany; a member of the advisory committee of BAG-Biologische Analysensystem GmbH, Lich, Germany; a member of the advisory committee of MTS Mikrowellen Technologie und Sensoren GmbH, Ottobrunn, Germany; a member of the advisory board of KAPPA opto-electronics GmbH, Gleichen, Germany; a member of the supervisory board of Commerz Unternehmensbeteiliungs-Aktiengesellschaft, Frankfurt/Main, Germany; a member of the supervisory board of GBK Beteiligungen AG, Hamburg Germany; and a member of the advisory board of Hannover Finanz GmbH, Hanover, Germany.

No member of AIXTRON’s Supervisory Board serves as a director of an SEC-reporting company in the United States.

The Supervisory Board’s business address is Kackertstrasse 15-17, D-52072 Aachen, Germany.

Executive Board

The Supervisory Board appoints and removes the members of the Executive Board, who may serve for a maximum term of five years. The Executive Board is responsible for managing AIXTRON’s day-to-day business according to the German Stock Corporation Act, AIXTRON’s Articles of Association and the rules of procedure for the conduct of the affairs of the Executive Board, which are approved by the Supervisory Board. The rules of procedure of the Executive Board describe the allocation of responsibilities of the Executive Board members and provide a list of important issues and matters that require the Supervisory Board’s prior consent, such as borrowing or lending of material amounts, participating in joint ventures, making investments in other enterprises and establishing subsidiaries.

The Executive Board must respect the rights of shareholders to be treated on an equal basis and receive equal information. The Executive Board must also ensure the establishment of appropriate risk management mechanisms and the use of internal monitoring systems.

As of March 31, 2006 AIXTRON’s Executive Board consisted of the following individuals:

•

Paul Hyland (Chairman of the Executive Board, President and Chief Executive Officer): Mr. Hyland has been the President and Chief Executive Officer and a member of the Executive Board of AIXTRON since April 1, 2002. His term will expire on March 31, 2010. From 2000 to 2002, prior to his appointment to the Executive Board, Mr. Hyland was Managing Director of Thomas Swan Scientific Equipment Limited, an acquired subsidiary of AIXTRON. Mr. Hyland was born on October 20, 1953.

•

Dr. Bernd Schulte (Member of the Executive Board, Executive Vice President and Chief Operating Officer): Dr. Schulte has been Executive Vice President, Chief Operating Officer and a member of the Executive Board of AIXTRON since April 1, 2002. His term will expire on March 31, 2010. Dr. Schulte joined AIXTRON in 1993, and he served as Director, Sales and Marketing, from 2001 to 2002. Dr. Schulte was born on August 22, 1962.

•

Wolfgang Breme (Member of the Executive Board, Executive Vice President and Chief Financial Officer): Mr. Breme has been Chief Financial Officer and Executive Vice President and a member of the Executive Board of AIXTRON since April 1, 2005. His term will expire on March 31, 2008. From May 3, 2002 until he joined AIXTRON, Mr. Breme was a member of the executive board and chief financial officer of technotrans AG. Mr. Breme was the chief executive officer of Sempell AG from 1999 to 2001, and their chief financial officer from 1996 to 1999. Mr. Breme was born on May 15, 1960.

•

Dr. William W.R. Elder (Member of the Executive Board, Executive Vice President): Dr. Elder has been Executive Vice President and a member of the Executive Board of AIXTRON since July 1, 2005. His term will expire on June 30, 2008. Prior to joining AIXTRON, Dr. Elder was Chairman of the Board, President and Chief Executive Officer of Genus, Inc. since May 1998. Dr. Elder served as Chairman of the Board of Genus, Inc. from October 1996 to April 1998, as Chairman and CEO of Genus, Inc. from April 1990 to September 1996, and as President and CEO of Genus, Inc from November 1981 to April 1990. Dr. Elder was born on October 24, 1938. Dr. Elder has been a director of Aehr Test Systems Inc., Freemont, California, an SEC-reporting company in the United States, since 1989. He has been a member of the Board of Directors of Maskless Lithography Inc., San Jose, California, since June 2005.

Dr. Elder is the only member of AIXTRON’s Executive Board that serves as a director of an SEC-reporting company in the United States.

The Executive Board’s business address is Kackertstrasse 15-17, D-52072 Aachen, Germany.

B. Compensation

In a resolution passed during the annual general meeting on May 18, 2005 and following the respective amendment of the Company’s bylaws, AIXTRON modified the Supervisory Board’s compensation, in accordance with the German Corporate Governance Code.

Individual members of the Supervisory Board receive € 18,000. The Chairman receives € 54,000, and the Deputy Chairman receives € 27,000. Supervisory Board members receive in the aggregate a variable compensation of 1% of the Company’s retained earnings, less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman receives 6/17, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17 of the variable compensation. The Company limits variable compensation to four times the fixed compensation per Supervisory Board member. In addition, Supervisory Board members receive an attendance fee of € 1,500 for attending committee meetings, with the Chairman receiving twice that amount. The total annual attendance fee per Supervisory Board member is limited to one and a half times that person’s fixed compensation.

The Executive Board’s remuneration includes a fixed remuneration, a variable component and a component with a long-term-incentive effect. The basis of assessing the variable component is AIXTRON’s Group net income, adjusted by additions to or withdrawals from revenue reserves (“modified Group net income”), generated in a given financial year. In case of net income generated, each Executive Board member will be paid 1.5% of AIXTRON’s modified Group net income as a bonus. The President and Chief Executive Officer will receive 3.0% of net income.

AIXTRON and its affiliates paid € 1.42 million aggregate cash compensation during the 2005 fiscal year to seven members of the Executive Board for services in all capacities and € 0.17 million to members of the Supervisory Board. The table below sets forth these amounts by individual member of the Executive and Supervisory boards, respectively.

in EUR thousands	Paul Hyland	Christopher Charles Dodson*+	Stephen Duane Perry+	Dr. Bernd Schulte	Timothy McEntee+	Wolfgang Breme	Dr. William W.R. Elder	Consolidated Total
Fixed Remuneration	353	304	62	293	57	196	153	1,418
Variable Remuneration	0	0	0	0	0	0	0	0
Remuneration based on long-term incentives	0	0	0	0	0	0	0	0
Total Remuneration of Executive Board	353	304	62	293	57	196	153	1,418

	Kim Schindelhauer	Dr. Holger Jürgensen	Prof. Dr. Wolfgang Blättchen	Karl- Hermann Kuklies	Prof. Dr. Rüdiger von Rosen	Joachim Simmroß	Consolidated Total
Fixed Remuneration	54	27	18	18	18	18	153
Variable Remuneration	0	0	0	0	0	0	0
Attendance Fees	3	3	6	0	0	3	15
Total Remuneration of Supervisory Board	57	30	24	18	18	21	168
Total Remuneration of Executive Bodies							1,586

* The remuneration paid to Mr. Dodson in the financial year 2005 includes both the monthly salary and a severance payment of EUR 220 thousand.

+ Christopher C. Dodson, previously Executive Vice President and Chief Financial Officer, left the AIXTRON AG Executive Board, effective April 1, 2005. At the same time, Stephen D. Perry and Timothy M. McEntee also left the Executive Board.

Remuneration of the Executive Board is included in “personnel expenses”; remuneration of the Supervisory Board is included in “other operating expenses.”

As of December 31, 2005, the four members of the Executive Board together held 414,618 options to acquire AIXTRON ordinary shares. AIXTRON has not granted the Executive Board members any new options to receive AIXTRON shares in 2005. Additionally, no member has exercised his right to receive AIXTRON shares in 2005. No options to acquire AIXTRON ordinary shares may be granted to members of the Supervisory Board.

As of May 11, 2006, members of the Executive Board, a group of four persons, collectively held 414,618 options to acquire 423,376 AIXTRON AG shares with exercise prices listed below. The following table sets forth individual stock option holdings and the related shares to be acquired:

	number of stock options held	shares to be acquired
Paul Hyland, President and CEO	96,350	100,400
Wolfgang Breme, Executive Vice President and CFO	0	0
Berd Schulte, Executive Vice President and COO	95,908	100,616
Dr. William W.R. Elder, Executive Vice President	222,360	222,360
	414,618	423,376

The following table illustrates the exercise prices of the shares as of May 11, 2006:

Exercise price per share (EUR)	Outstanding Shares	Exercisable Shares	Expiration Date
3.10	55,000	13,750	November 2013
6.17	70,000	—	—
7.48	55,000	—	—
18.70	2,976	2,976	November 2014
26.93	10,000	—	—
67.39	8,040	2,010	November 2015
	201,016	18,736

Exercise price per share (USD)	Outstanding Shares	Exercisable Shares	Expiration Date
8.00	102,000	63,750	October 2013
2.53	46,860	43,860	October 2007
5.02	51,000	51,000	June 2007
4.78	25,500	25,500	March 2006
	222,360	184,110

Two members of the Supervisory Board are entitled to a pension arrangement. The accrued amount under such pension arrangements as of December 31, 2005, was a total of € 0.98 million.

C. Board Practices

See “Item 6. Directors, Senior Management and Employees — Supervisory Board” and “— Executive Board.”

No additional benefits are generally paid to the Company’s Executive Board Members upon termination of their employment contracts. However, if the employment contract of any of the Company’s Executive Board Members is terminated without notice for good cause on the part of the Executive Board Member and for which he has to bear responsibility, the entitlement to the profit sharing bonus lapses from the time that the termination becomes effective.

See “Item 10. Additional Information — Material Contracts” as well as Exhibits 4.4, 4.6, 4.7, and 4.9 to this report for further details of the Company’s directors’ employment contracts.

Chairman’s Committee

By way of a resolution dated March 8, 2005, AIXTRON dissolved the Chairman’s Committee of the Supervisory Board due to significant overlapping of its activities with the Audit Committee. The Chairman’s Committee advised and supported the Executive Board in its decisions regarding the Company’s strategic orientation, and in particular with regard to technology, product and market issues. This expert consultation continues even after the dissolution of the Chairman’s Committee. If necessary, the Executive Board consults the Supervisory Board members with respective expertise in one-on-one meetings.

Audit Committee

According to Article 16.1 of AIXTRON’s Articles of Association, the Supervisory Board is authorized and, if prescribed by law, required to form committees of its members.

The Audit Committee primarily deals with matters such as accounting, the conversion to IFRS, risk management, the auditors’ mandate, identification of areas to be audited, and auditors’ fee arrangements, while at the same time ensuring the necessary independence of the auditors. The Chairman of the Committee regularly reports to the Supervisory Board with regard to the work performed.

Set forth in the table below are the current members of the Audit Committee.

Committee	Members
Audit Committee	Prof. Dr. Wolfgang Blättchen (Chairman), Dr. Holger Jürgensen, Dipl.-Kfm. Kim Schindelhauer and Dipl.-Kfm. Joachim Simmroß

Compliance with Nasdaq Listing Standards on Corporate Governance

For information about the Company’s compliance with the Nasdaq listing Standards on corporate governance, see “Item 10. Additional Information — Memorandum and Articles of Association — Sarbanes-Oxley Requirements and Nasdaq Rules.”

D. Employees

AIXTRON’s acquisition of Genus increased significantly the proportion of U.S. employees. The Company implemented a number of cost reduction measures, including terminations of employee labor contracts in the United States and closures on existing fixed-term employee labor contracts in Germany. As a result, the global headcount decreased by fifty-four employees between March 31 and December 31, 2005. As of December 31, 2005, the majority of AIXTRON’s worldwide employees was based in Europe. The following table illustrates the division of AIXTRON’s employees by category of activity and geographic region at December 31 for each of the years shown:

	2005	2004	2003

Sales and Services	171	112	96
Research and Development	187	161	110
Manufacturing	130	111	125
Administration	82	59	54

Total	570	443	385

Europe	381	381	336
Asia	70	34	26
United States	119	28	23

Total	570	443	385

During the last three years, AIXTRON has not experienced any major labor disputes resulting in work stoppages.

E. Share Ownership

The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company’s ordinary shares and options to acquire its equity securities as of May 11, 2006 by (i) each of the Company’s Supervisory and Executive Board members, (ii) each of the Company’s executive officers, (iii) all directors and executive officers of AIXTRON as a group, (iv) each person known by AIXTRON to beneficially own more than 5% of its shares, and (v) the percentage of the Company’s shares held by U.S. holders:

Name And Address of Beneficial Owner **	Number of Shares (1)		Percent of Class (2)	Number of Options to Acquire AIXTRON Equity Securities
Prof. Dr. Wolfgang Blättchen	294	(3)	*	0
Wolfgang Breme	0		*	0
Dr. William W.R. Elder	121,747	(4)	*	222,360	(11)
Paul Hyland	0		*	96,350	(11)
Dr. Holger Jürgensen	10,037,108	(5)	11.18%	0
Karl-Hermann Kuklies	3,600	(6)	*	0
Prof. Dr. Rudiger von Rosen	1,100	(7)	*	0
Kim Schindelhauer	1,039,604	(8)	1.16%	0
Dr. Bernd Schulte	0		*	95,908	(11)
Joachim Simmroß	27,000	(9)	* %
All Supervisory and Executive Board members as a group.	11,230,453		12.51%	414,618
Approximate percent held by U.S. holders (ADSs outstanding)	13,038,381	(10)	14.52%

*	Less than 1%.

**	Except as indicated otherwise, the address is: c/o AIXTRON Aktiengesellschaft, Kackertstrasse 15-17, D-52072 Aachen, Germany.

(1)

Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)

Applicable percentage ownership is based on 89,799,397 shares of common stock outstanding as of May 11, 2006 together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(3)	Consists of 294 shares owned by Prof. Dr. Blättchen’s wife.

(4)

Equivalent to 121,747 ADSs. Dr. William W.R. Elder, beneficially owns 121,747 ADSs, of which 47,735 were held directly, 55,398 were held indirectly through the Elder family trust and 18,614 were held through his sons.

(5)	Dr. Jürgensen, directly or indirectly, beneficially owns 10,037,108 shares through his ownership stake in CAMMA GmbH.

(6)	Includes 1,900 shares owned by his wife and 1,700 shares owned by his daughter.

(7)	Consists of 1,100 shares owned by Prof. Dr. von Rosen’s child.

(8)	Mr. Schindelhauer, directly or indirectly, beneficially owns 1,039,604 shares through his ownership stake in SBG Beteiligung GmbH.

(9)	Includes 17,000 shares owned directly, and 10,000 owned indirectly by Mr. Simmroß’s wife.

(10)	Equivalent to 13,038,381 ADSs outstanding as a percentage of total shares outstanding, assuming that all ADSs are held by U.S. beneficial holders. Source: JPMorgan. Data as of May 11, 2006.

(11)	Mr. Hyland and Mr. Schulte hold options to acquire AIXTRON ordinary shares; Dr. Elder holds options to acquire AIXTRON ADSs.

As of May 11, 2006, members of the Company’s Supervisory Board, a group of six persons, indirectly or directly, held 11,108,706 AIXTRON ordinary shares.

Pursuant to Section 15a of the German Securities Trading Act (WpHG), in effect during the reporting period, members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON. In fiscal year 2005, no significant purchases of AIXTRON shares were reported.

Employee Bonds and Options

Employee Bonds

In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of EUR 320 thousand, interest payable annually in arrears. The bonds are nontransferable and must be repurchased at par if the employee leaves the Company. The notes are convertible, at the option of the holder, into shares of common stock, initially at a conversion rate of 480 shares (after the effects of share splits) of common stock for each EUR 51.13 principal amount of notes plus payment of an additional EUR 971.45, subject to adjustment in certain circumstances. Holders of these bonds have the right to exercise the conversion option in respect of 50% of notes held at the earliest two years after the initial offering and in respect of 100% of notes held after three years from the date of the initial offering. The right to convert expires at the end of the life of the bond. The conversion feature was not deemed to be beneficial at issuance.

Prior to January 1, 2002, an aggregate of EUR 315 thousand convertible bonds had been converted into 2,592,960 shares of common stock, after adjusting for share splits during the years ended December 31, 2001 and 2000. During the year ended December 31, 2002, convertible bonds worth EUR 0.3 thousand were converted into 2,880 shares of common stock. No bonds were converted to common stock during 2003 and 2004. AIXTRON had also taken back convertible bonds amounting to EUR 2 thousand at face value.

The remaining outstanding convertible bonds as of December 31, 2005, amounting to EUR 3 thousand can be converted, at the option of the holders, into 25,440 shares of common stock through November 2007.

Stock Option Plans

The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (“ADSs”) to be granted to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The options become in equal installments of 25% per year after the second anniversary of the date of grant, subject to certain conditions exercisable. Vested options are only permitted to be exercised when the performance of the AIXTRON stock exceeds the performance of the Technology AS Price Index (formerly the New Market Index) by at least 5% in the reference period or when the turnover reported by AIXTRON rises by at least 25% per year and the profit/revenue ratio is at least 12%. Regardless of fulfillment of these conditions, the stock options can be exercised when 15 years have elapsed. Under the terms of the 1999 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. All options are settled by physical delivery of shares. Under this plan 2,087,956 options were outstanding for the purchase of common shares.

In 2002, options were granted with the exercise price slightly less than fair market value. Fair market value is determined based upon the closing trading price on grant date.

AIXTRON stock option plan 2002

In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options become exercisable in equal installments of 25% per year after the second anniversary of the date of grant, subject to certain conditions exercisable. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus a premium of 20% over the average closing price. No grants were issued with a strike price less than fair market value. All options are settled by physical delivery of shares. A total of 1,844,545 options to purchase common stock were outstanding under this plan as of December 31, 2005.

Genus stock option plan 2000

Within the scope of the acquisition of Genus, Inc., the Company adopted the Genus Incentive Stock Option Plan 2000. At the date of acquisition options were authorized to purchase 3,948,014 Genus shares of common stock under this plan. At the date of acquisition these options were converted into options to purchase 2,013,487 AIXTRON ADS. Options granted before May 18, 2003 vest over a three-year-period and expire five years from the date of grant. Options granted after May 18, 2003 vest over a four-year-period and expire in ten years from the date of grant. A total of 1,365,076 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2005.

See Note 23 to AIXTRON’S Consolidated Financial Statements for more information on AIXTRON’s employee stock option plans.

Item 7:  Major Shareholders and Related Party Transactions

A. Major Shareholders

Dr. Holger Jürgensen, one of the Company’s founders and Deputy Chairman of the Company’s Supervisory Board, directly or indirectly, beneficially owns 11.18% of AIXTRON’s ordinary shares through his ownership stake in Camma GmbH. See also “Item 6. Directors, Senior Management and Employees — Share Ownership”.

In a public filing in accordance with Section 21, paragraph 1 of the German Securities Trading Act (WpHG) J.P. Morgan Services Inc., Newark, as the depositary of AIXTRON’s ADSs, reported to AIXTRON that as of March 23, 2005 they held 24.91% (or 22,369,030 ordinary shares) of AIXTRON’s ordinary shares outstanding, represented by the same number of ADSs. As of May 11, 2006, J.P. Morgan Services Inc., Newark, held 13,038,381 ordinary shares, represented by 13,038,381 ADSs, or 14.52% of AIXTRON’s shares outstanding.

To the Company’s knowledge and based on public filings, there is no other single natural or legal person that may be considered a beneficial owner of 5% or more of AIXTRON’s outstanding shares.

As of May 11, 2006, AIXTRON had approximately 74,000 shareholders, based on the number of mailings of invitations for the annual general meeting in accordance with Section 125 of the German Corporation Law (AktG). As of May 11, 2006, 145 registered ADS holders (excluding DTC) held 2,195,817 ADSs representing 2.45% of total shares outstanding. A significant number of such registered ADS holders may be U.S. beneficial ADS holders, estimated to be 7,083 in total, based on the number of mailings of proxy cards for the annual general meeting. See also “Item 6. Directors, Senior Management and Employees — Share Ownership”.

The Company’s major shareholders do not have voting rights that are different from any other shareholder.

B. Related Party Transactions

Related parties of the Company are subsidiaries, directors, executive officers and members of the Supervisory Board. See “Item 6. Directors, Senior Management and Employees — Compensation” for information relating to the compensation of AIXTRON’s Executive Board members and Supervisory Board members.

Item 8:  Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements.”

Export Revenues

Revenues outside of Europe accounted for € 117.3 million or 84.14% of AIXTRON’s total revenues for the year ended December 31, 2005 and € 126.4 million or 90.26% of AIXTRON’s total revenues for the year ended December 31, 2004.  Revenues to AIXTRON’s Asian-based customers accounted for € 103 million or 73.89% of the Company’s total revenues for the year ended December 31, 2005 and € 108.1 million or 77.12% of the Company’s total revenues for the year ended December 31, 2004.

Legal Proceedings

In the normal course of business, the Company is subject to various legal proceedings and claims. The Company believes that the matters the Company is aware of are not likely to have a material adverse effect on its financial condition or results of operations. The Company is not aware of any unasserted claims that may have a material adverse effect on its financial condition or results of operation.

Policy on Dividend Distributions

The maximum amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn), as determined in accordance with the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz). All dividends must be approved by the Company’s shareholders. Based on a net accumulated loss of € 0 million for 2005 (net of a transfer of € 16.3 million from retained earnings) recorded by AIXTRON AG, the requirements for distributing a dividend were not met in 2005. Consequently, the ordinary shareholders’ meeting held May 11, 2006, did not authorize a dividend for the year 2005. Subject to market conditions, the Company currently intends to retain future earnings for investment in the development and expansion of its business.

B. Significant Changes

See Note 33 (“Events After the Balance Sheet Date”) to AIXTRON’s Consolidated Financial Statements and “Item 4. Information on the Company — History and Development of the Company — Important Events”.

Item 9:  The Offer and Listing

Items 9.A.1. through A.3., Items 9.A.5. through A.7., and Items B., D., E. and F. are not applicable.

Trading Markets

The principal trading market for AIXTRON’s ordinary shares is the Frankfurt Stock Exchange, where the shares trade under the symbol “AIX”. AIXTRON’s ADRs, each evidencing one ADS, which represents one ordinary share, trade on the Nasdaq Capital Market under the symbol “AIXG”.

On March 12, 2005, the Company’s Executive Board resolved, with the approval of the Company’s Supervisory Board, to increase its authorized share capital by the issuance of 24,967,885 ordinary shares against contribution in kind of the shares of Genus pursuant to the merger with Genus. This capital increase was registered with the commercial register on March 14, 2005. The admission authority of the Frankfurt Stock Exchange authorized the registration of the new shares to the regulated securities market of the Frankfurt Stock Exchange with a resolution of March 14, 2005 with additional sequential obligations (Prime Standard).

Market Price Information

Frankfurt Stock Exchange

The table below sets forth, for the calendar periods indicated, the high and low XETRA closing sales prices on the Frankfurt Stock Exchange for AIXTRON’s ordinary shares. See the discussion under “Item 3. Key Information — Exchange Rate Information” for information with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below.

	XETRA Closing price per
	ordinary share*
	(in euro)

	High	Low

Annual
2001 (1)	59.50	15.12
2002	29.45	4.25
2003	5.68	2.09
2004	7.08	3.05
2005	3.95	2.36
Quarterly
2003
First quarter	5.09	2.09
Second quarter	4.67	2.51
Third quarter	5.68	3.67
Fourth quarter	5.55	4.44
2004
First quarter	7.08	4.88
Second quarter	6.01	4.52
Third quarter	5.82	4.71
Fourth quarter	4.33	3.05
2005
First quarter	3.95	3.25
Second quarter	3.22	2.36
Third quarter	3.19	2.67
Fourth quarter	2.93	2.39
2006
First quarter	3.88	2.46
Monthly
2005
December	2.82	2.42
2006
January	2.81	2.46
February	3.35	2.73
March	3.88	3.15
April	4.01	3.30
May	3.86	2.71
June (through June 7)	2.79	2.66

*Source:  Bloomberg

(1)

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

On June 7, 2006, the XETRA last price per ordinary share was € 2.66.

Nasdaq Market

Official trading of AIXTRON’s ADSs on the Nasdaq Capital Market commenced on March 11, 2005.

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per ADS as reported on the Nasdaq Capital Market:

	Price per
	ADS*
	(in $)

	High	Low

Annual
2001	na	na
2002	na	na
2003	na	na
2004	na	na
2005	4.86	2.78
Quarterly
2003
First quarter	na	na
Second quarter	na	na
Third quarter	na	na
Fourth quarter	na	na
2004
First quarter	na	na
Second quarter	na	na
Third quarter	na	na
Fourth quarter	na	na
2005
First quarter	4.86	4.16
Second quarter	4.05	2.97
Third quarter	3.81	3.21
Fourth quarter	3.43	2.78
2006
First quarter	4.57	2.95
Monthly
2005
December	3.27	2.79
2006
January	3.36	2.95
February	3.94	3.20
March	4.57	3.69
April	4.92	4.02
May	4.82	3.44
June (through June 7)	3.56	3.43

*Source:  Bloomberg

On June 7, 2006, the closing sales price per ADS on the Nasdaq Capital Market was $ 3.43.

Item 10:  Additional Information

Items 10.A., 10.F., 10.G. and 10.I. are not applicable.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Copies of the Company’s Articles of Association are publicly available from the commercial register (Handelsregister) of the local court (Amtsgericht) in Aachen, Germany, under the entry number HRB 7002. An English translation of the Company’s Articles of Association as of May 11, 2006 can be found in exhibit no. 1.1.

According to article 2 of AIXTRON’s Articles of Association, the purpose of the Company is the manufacture and sale of products, as well as research and development and services for the implementation of semiconductor technologies and other physicochemical technologies, particularly those bearing the AIXTRON trademark. The Company is authorized to conduct all transactions suitable for promoting the Company’s purpose indirectly and directly. The Company may establish branch offices in Germany and abroad, may acquire equity interests in other companies in Germany and abroad, as well as purchase or establish such companies. The Company may outsource all or part of its operations to affiliates.

With respect to Items 10.B.2. through 10.B.10, see “Description of the AIXTRON Ordinary Shares” and “Description of the American Depositary Shares” in the Registration Statement on Form F-4 (Reg. No. 333-122624) filed on February 8, 2005. Regarding the “Description of the AIXTRON Ordinary Shares, incorporated by reference, please note that meanwhile (i) the acquisition of Genus has been completed and (ii) in particular the following additional changes have occurred:

The amount of the stated share capital of AIXTRON has changed and now amounts to € 89,799,397. It is divided into 89,799,397 no-par value bearer shares. Shareholders are not entitled to be issued a share certificate representing their share(s).

At the AIXTRON ordinary general meeting on May 18, 2005, the Company’s stockholders approved the creation of new Authorized Capitals 1 and 2.

Under Authorized Capital 1, the Executive Board, under certain conditions, has been authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 35,919,751 against cash and/or non-cash contributions by issuing a total of 35,919,751 new ordinary bearer shares. Among other things, the authorization is intended to enable the Executive Board to acquire a company or an equity interest in a company in return for shares if a suitable opportunity arises. In this case AIXTRON’s Executive Board is also authorized to exclude, with the approval of the Supervisory Board, the preemptive rights (Bezugsrechte) of the existing shareholders.

While the Company currently has no specific plans to acquire another business, the Executive Board believes, in order to support its strategy to leverage its core competence in complex materials deposition into new markets, it is important to be able to act quickly if and when appropriate opportunities arise.

Under Authorized Capital 2, the Executive Board, under certain conditions, has been authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 8,979,937 against cash contributions by issuing a total of 8,979,937 new ordinary bearer shares. Among other things, the authorization is intended to enable the Executive Board to quickly place new shares in the domestic and international capital markets in a targeted manner. Under certain circumstances, AIXTRON’s Executive Board is also authorized to exclude, in each case with the approval of the Supervisory Board, the preemptive rights (Bezugsrechte) of the existing shareholders.

As a result of changes of the German Stock Corporation Act (Aktiengesetz) and changes of the Articles of Association which were resolved by the stockholders at the general meeting on May 11, 2006, the participation at the general meeting no longer requires deposit (Hinterlegung) of ordinary shares, but a timely submission of special proof of possession of the ordinary shares (Nachweis des Anteilsbesitzes) on a certain date.

According to the German Stock Corporation Act, the notice requirements provided for in the German Stock Corporation Act do not apply to listed companies as defined in the German Securities Trading Act (Wertpapierhandelsgesetz). For such companies only the notice requirements provided for in the German Securities Trading Act (Wertpapierhandelsgesetz) apply.

See also Item 6. “Directors, Senior Management and Employees — Supervisory Board” and “— Executive Board” for further information about the Supervisory Board and the Executive Board.

Corporate Governance

AIXTRON’s Declaration of Compliance with the recommendations of the Government Commission of the German Corporate Governance Code (Regierungskommission Deutscher Corporate Governance Kodex) dated June 2, 2005 and published by the Federal Ministry of Justice (Bundesministerium der Justiz) in the official section of the electronic Federal Gazette is posted in the “Investor Relations” section of AIXTRON’s website at www.aixtron.com and updated as appropriate. The Company voluntarily complies with all of the non-obligatory provisions of such German Corporate Governance Code.

Sarbanes-Oxley Act Requirements and Nasdaq Rules

AIXTRON’s American Depositary Shares were listed for trading on the Nasdaq Capital Market in connection with the Genus transaction in March 2005. As a result, AIXTRON is subject to various requirements under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules of the Nasdaq Capital Market (the “Nasdaq Rules”).

To facilitate the Company’s compliance with the Sarbanes-Oxley Act, the Exchange Act and the Nasdaq Rules, AIXTRON has taken various steps, including the establishment of a Disclosure Committee that is responsible for reviewing and approving its public disclosures, and a review of its Audit Committee policies. AIXTRON has also introduced procedures to provide the senior management certifications mandated by the Sarbanes-Oxley Act. These procedures and certifications are a basis on which AIXTRON’s Chief Executive Officer and Chief Financial Officer may provide such certifications. AIXTRON has also implemented procedures for handling complaints related to accounting practices and introduced a Code of Ethics.

Commencing with the Company’s annual report for the year ending December 31, 2006, it will be required to include a report from its management relating to its evaluation of the Company’s internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, with an “attestation” report from its independent auditors regarding such management report.

Companies listed on Nasdaq are subject to the provisions of Nasdaq Marketplace Rule 4350 (“Nasdaq Marketplace Rule 4350”), among other Nasdaq Rules.

In general, pursuant to Nasdaq Marketplace Rule 4350(a)(1), as amended, a “foreign private issuer” such as AIXTRON may follow its home country law and practice in lieu of the corporate governance requirements of Nasdaq. A foreign private issuer that elects to follow home country practice in lieu of Nasdaq Marketplace Rule 4350 must provide a written statement from an independent counsel in the issuer’s home country certifying that the non-conforming practices are not prohibited by the home country’s law. AIXTRON provided such a written statement in connection with its March 2005 listing application.

A foreign private issuer that follows a home country practice in lieu of one or more provisions of Nasdaq Marketplace Rule 4350 is also required to disclose in its annual reports filed with the SEC each requirement of Nasdaq Marketplace Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirement.

AIXTRON intends generally to comply with applicable German corporate governance practice rather than certain of the requirements of Nasdaq Marketplace Rule 4350. The requirements of Rule 4350 that AIXTRON is not following and its non-conforming practices in lieu thereof are as follows:

•

Rule 4350(b)(1)(A) requires distribution to shareholders of copies of an annual report containing audited financial statements of the company and its subsidiaries. The report shall be distributed to shareholders a reasonable period of time prior to the company’s annual meeting of shareholders and shall be filed with Nasdaq at the time it is distributed to shareholders. Under the German Stock Corporation Act (Aktiengesetz) annual and interim reports are not automatically distributed to shareholders by a company. However, AIXTRON is required to make its annual reports available to the shareholders at the Company’s offices and to mail such reports to shareholders upon request. AIXTRON files its annual reports with the Securities and Exchange Commission. In addition, under the deposit agreement relating to AIXTRON’s ADSs, the Company has agreed to provide annual reports to the depositary bank (JPMorgan Chase Bank) so that the depositary bank may arrange for distribution of such information to holders of AIXTRON’s ADSs;

•

Rule 4350(c) requires, among other things, that a majority of a company’s board of directors must be comprised of independent directors (as defined in Nasdaq Marketplace Rule 4200) and sets forth certain voting and independence requirements with respect to the nomination of board members and the determination of compensation of officers. Under the German Stock Corporation Act (Aktiengesetz) members of the Executive Board are elected by the Supervisory Board. The Executive Board manages the company under its own responsibility, i.e., the Executive Board is not bound by orders of third parties. Neither the general meeting nor the Supervisory Board may issue orders to the Executive Board. The Executive Board is obligated to comply with the statutory regulations, the provisions of the articles of association and the rules of procedure of the Executive Board relating to the competencies within the company, namely the competencies of the Supervisory Board and the general meeting. Furthermore the Supervisory Board is responsible for the compensation agreements with the members of Executive Board. When concluding these compensation agreements with the individual members of the Executive Board the Supervisory Board is obligated to ensure that the overall remuneration for the individual members of the Executive Board is reasonable in relation to their duties and the situation of the company;

•

Rule 4350(d) sets forth certain requirements with respect to a company’s audit committee (including committee charter, composition, responsibilities and authority). The Nasdaq Rules require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. AIXTRON currently has an Audit Committee. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders’ meeting. The independence of the members of AIXTRON’s Supervisory Board committees is governed by the independence standards applicable to Supervisory Board members. Collectively, AIXTRON’s Supervisory Board is responsible for many of the same functions as the committees required under Nasdaq Marketplace Rule 4350;

•

Rule 4350(f) requires that a company’s by-laws provide for a quorum for any meeting of the holders of common stock of at least 33 1/3% of the outstanding shares of the company’s voting stock. Neither German law nor the rules and regulations promulgated by the Frankfurt Stock Exchange require a specific quorum for annual general meetings; therefore, AIXTRON’s Articles of Association do not provide for a quorum. Such a requirement would be contrary to generally accepted business practice in Germany and the absence of a quorum requirement in AIXTRON’s Articles of Association is consistent with German law;

•

Rule 4350(g) requires a company to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation to Nasdaq. Under German law, the voting right may be exercised by a proxy. There are no restrictions regarding the person of the proxy. AIXTRON offers to its shareholders to exercise their voting rights in the general meeting through proxies appointed by the Company. The proxies appointed by AIXTRON are obliged to vote in accordance with the instructions of the represented shareholder. In such case, AIXTRON provides proxy statements which contain recommendations for the exercise of the voting right on each item of the agenda. In accordance with the requirements of the German Stock Corporation Act (Aktiengesetz), AIXTRON keeps the declarations of such proxies available for inspection for a period of three years.

Under the deposit agreement pertaining to AIXTRON’s ADSs, JPMorgan Chase Bank as AIXTRON’s depositary bank mails to holders of ADSs a notice stating inter alia that each holder of ADSs is entitled to instruct the depositary bank as to the exercise of the voting rights. Each shareholder who desires to exercise or to give instructions for the exercise of voting rights must execute and return a document provided by the depositary bank that instructs the depositary bank as to how the number of the shares represented by such holders’ ADSs are to be voted; and

•

Rule 4350(i) generally requires U.S. domestic companies to obtain shareholder approval of all equity-compensation plans (including stock option plans) and any material revisions to them. In lieu of the requirements of Rule 4350(i), AIXTRON follows the German Stock Corporation Act (Aktiengesetz), which requires that the adoption of stock option plans and any material revisions thereto be approved by the Company’s shareholders insofar as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval. This approval requires consideration of the key elements of the applicable option plan or relevant modifications.

Other significant differences between AIXTRON’s governance practices and those of U.S. domestic Nasdaq-listed companies are as follows:

Two-Tier Board

The German Stock Corporation Act requires AIXTRON to have a two-tier board structure consisting of an Executive Board and a Supervisory Board, which is not comparable to the one-tier or unitary board system in the U.S. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law.

Independence

Under this two-tier board system, except as described above, AIXTRON’s methods for determining and ensuring the independence of its Supervisory Board differ from those of Nasdaq Marketplace Rule 4350, which generally contemplates a U.S.-style, one-tier system. In contrast to the Nasdaq Rules, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws of AIXTRON’s Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of AIXTRON’s Supervisory and Executive Boards are strictly independent from one another. A member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with AIXTRON, unless approved by the Supervisory Board.

Compliance with the requirements of Nasdaq Marketplace Rule 4350 applicable to foreign private issuers

Under Nasdaq Marketplace Rule 4350(a)(1), as amended, however, even a foreign private issuer such as AIXTRON is still required to comply with Nasdaq Marketplace Rule 4350(b)(1)(B)(relating to disclosure of “going concern” qualifications), Nasdaq Marketplace Rule 4350(j)(relating to execution of Nasdaq form listing agreements) and Nasdaq Marketplace Rule 4350(m)(relating to issuer notices to Nasdaq of material noncompliance with Nasdaq Marketplace Rule 4350); and to have an audit committee that satisfies Nasdaq Marketplace Rule 4350(d)(3)(regarding compliance with U.S. Exchange Act Rule 10A-3) and to ensure that such audit committee’s members meet the independence requirement in Nasdaq Marketplace Rule 4350(d)(2)(A)(ii)(regarding independence required under Exchange Act Rule 10A-3).

AIXTRON’s Supervisory Board has determined that as of June 7, 2006, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Nasdaq Marketplace Rule 4350.

Corporate Governance Guidelines

AIXTRON has adopted a code of ethics that applies to the members of its Supervisory and Executive Boards, principal executive officer, principal financial officer, principal accounting officer and controller, and each of AIXTRON’s employees performing similar functions, as well as to the Company’s other employees.

Various documents pertaining to AIXTRON’s corporate governance, including its Articles of Association and the report on the Company’s fulfillment of the requirements of the German Corporate Governance Code, may be found on AIXTRON’s internet website at www.aixtron.com. The information available on AIXTRON’s website is not incorporated by reference into this report.

C. Material Contracts

Employment contracts of current members of the Executive Board.

The Company’s employment contract with Paul K. Hyland, effective as of April 1, 2002 and amended as of October 20, 2004, provides for a base salary of € 310,700 per year and a bonus in accordance with the employment contract (3% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”)). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Hyland € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Hyland the employer’s contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Hyland’s employment contract will expire on March 31, 2010.

The Company’s employment contract with Wolfgang Breme, effective as of April 1, 2005, provides for a base salary of € 230,100 per year and a bonus in accordance with the employment contract (1.5% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”)). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Breme € 25,000 per year in the first year of employment and € 40,000 per year in the following employment years, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Breme the employer’s contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Breme’s employment contract will expire on March 31, 2008.

The Company’s employment contract with Dr. Bernd Schulte, effective April 1, 2002 and amended as of October 20, 2004, provides for a base salary of € 260,000 per year and a bonus in accordance with the employment contract (1.5% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”)). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Dr. Schulte € 40,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Dr. Schulte the employer’s contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Dr. Schulte’s employment contract will expire on March 31, 2010.

The Company’s employment contract with Dr. William W.R. Elder, effective July 1, 2005 and amended as of May 11, 2006, provides for a base salary of U.S.$ 360,000 per year and a bonus in accordance with the employment contract (1.0% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”)). The total amount available to be paid as bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income. A Company pension plan is not part of the contract. Dr. Elder’s employment contract will expire on June 30, 2008.

Employment contracts of former members of the Executive Board.

The Company’s employment contract with Steven D. Perry, effective April 1, 2002, amended as of May 2004, and expired on March 31, 2005, provided for a base salary of € 210,600 per year and a bonus in accordance with the employment contract (8% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”), divided by the number of Executive Board members. The total amount available to be paid as a bonus to all Executive Board members as a group was limited to € 1.0 million of the modified annual AIXTRON Group net income). For the purposes of a pension scheme, the Company paid Mr. Perry € 25,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company paid Mr. Perry the employer’s contribution [to the compulsory health insurance or the same amount to an alternative insurance with waiver.

The Company’s employment contract with Christopher C. Dodson, effective April 1, 2002, amended as of May 11, 2004, and expired on March 31, 2005 provided for a base salary of € 210,600 per year and a bonus in accordance with the employment contract (8% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”), divided by the number of Executive Board members. The total amount available to be paid as a bonus to all Executive Board members as a group was limited to € 1.0 million of the modified annual AIXTRON Group net income). For the purposes of a pension scheme, the Company paid Mr. Dodson € 25,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company paid Mr. Dodson the employer’s contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Upon leaving AIXTRON, Mr. Dodson received a severance payment of € 220,000.

The Company’s employment contract with Timothy McEntee, effective November 15, 2002, amended as of December 3, 2003 and as of May 11, 2004, and expired on November 14, 2005 provided for a base salary of € 210,600 per year and a bonus in accordance with the employment contract (8% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”), divided by the number of Executive Board members. The total amount available to be paid as a bonus to all Executive Board members as a group was limited to € 1.0 million of the modified annual AIXTRON Group net income). For the purposes of a pension scheme, the Company paid Mr. McEntee € 25,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company paid Mr. McEntee the employer’s contribution [to the compulsory health insurance or the same amount to an alternative insurance with waiver.

The following summary is qualified in its entirety by reference to the agreements, copies of which have been filed with the SEC as exhibits to the AIXTRON Form F-4/A Registration Statement (File No. 333-122624).

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

E. Taxation

German Taxation

The following discussion is a summary of certain material German tax consequences for beneficial owners of AIXTRON’s ordinary shares or ADSs:

(1) who are not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany), and

(2) whose shares or ADSs do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section such owners are referred to as “Non-German Holders.”

The discussion is based on tax laws of Germany as in effect on the date of this annual report, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain Other Taxes (the “Treaty”). Such laws are subject to change. The discussion is also based in part upon the representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. AIXTRON’s discussion does not address all aspects of German taxation that may be relevant to you in light of your particular circumstances. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of AIXTRON’s shares or ADSs and the procedures to follow to obtain a refund of German taxes withheld from dividends.

Taxation of the Company in Germany

German corporations are subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to a tax rate of 26.375%.

In addition, profits of a German resident corporations are subject to a municipal profit-related trade income tax. The exact amount of this trade income tax depends on the municipality in which the corporation maintains its business establishment(s) and varies between 9% and 20%. Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes. Therefore, the overall tax rate for companies operating in Germany ranges between 33% to 41%.

The deduction for a taxable loss carryforward for the fiscal year is unlimited for the threshold of EUR 1,000,000 but exceeding taxable income can only be reduced by 60%. The temporary loss carryforward is unchanged and remains unlimited.

Withholding Tax on Dividends

For dividend distributions made by AIXTRON, the Company is generally required to withhold tax of 20%. A solidarity surcharge of 5.5% on the withholding tax has been retained, resulting in a surcharge amount to 1.1% (5.5% x 20%), and a total effective withholding tax rate from dividends of 21.1%. For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder must apply for a refund of withholding taxes paid. Therefore you may apply for a refund of German withholding tax in an amount equal to 6.1% of the gross amount of the dividend you received (21.1% aggregate German withholding tax rate minus 15% Income Tax Treaty withholding tax rate). The application for refund must be filed with the German Federal Tax Office. The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Shareholders

Under the Treaty, the withholding tax rate generally is reduced to 15% of the gross amount of the dividends. Dividend payments to an eligible U.S. holder made by AIXTRON will be subject to a 15% general withholding tax rate under the Treaty.

Dividend distributions made by the Company are subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax resulting in an aggregate German withholding tax of 21.1% of the declared dividend, and eligible U.S. holders (as defined below under “U.S. Taxation”) are entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend.

Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend).

Withholding Refund Procedure for U.S. Shareholders

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

The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company. Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, Dienstsitz Bonn, An der Küppe 1, 53225 Bonn, Germany). Copies of this form can be downloaded from the following website:

http://www.bzst.bund.de/003_menue_links/008_kapertragsteuer/084_ausl_antragsteller/843_vordruck/004_E_USA.pdf or can be obtained from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

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

Taxation of Capital Gains

The Income Tax Treaty provides that the German capital gains tax does not apply to gains on the sale or other disposition of ADSs or Ordinary shares.

Inheritance and Gift Tax

The Estate Tax Treaty provides that an individual whose domicile is determined to be in the United States for purposes of such Treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual’s death or making of a gift unless the ADSs or Ordinary Shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual’s domicile in the United States, however does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who either is or is deemed to be resident in Germany at the time the individual died or the gift was made.

The Estate Tax Treaty also provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the ADSs or Ordinary Shares are subject to German inheritance or gift tax and U.S. federal estate or gift tax.

Other Taxes

No German transfer, stamp or similar taxes apply to the purchase, sale or other disposition of shares or ADSs by Non-German Holder. Currently, net worth tax is not levied in Germany.

U.S. Federal Taxation

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of AIXTRON’s shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that received shares or ADSs as compensation for the performance of services;

•	persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	persons that have a “functional currency” other than the U.S. dollar; or

•	holders that own (or are deemed to own) 10% or more (by voting power or value) of AIXTRON’s shares or ADSs.

Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of AIXTRON’s shares or ADSs. This summary is based on (1) the federal tax laws of the United States as in effect and available on the date of this annual report, including the Internal Revenue Code of 1986, as amended, judicial decisions, administrative pronouncements, and currently effective and proposed U.S. Treasury Regulations, each as available on the date hereof, and (2) the representations and covenants of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of AIXTRON’s shares or ADSs that, for U.S. federal income tax purposes, is: (1) a citizen or resident of the U.S., (2) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (a) a court within the U.S. is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of the trust. A “Non-U.S. Holder” is a beneficial owner of AIXTRON’s shares or ADSs that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds AIXTRON’s shares or ADSs, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partnership or partner should consult its own tax advisor as to its consequences.

Each prospective purchaser should consult his/her own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of AIXTRON’s shares or ADSs.

Ownership of ADSs in general

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for German taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” the gross amount of any distribution the Company makes of cash or property (other than certain distributions, if any, of shares distributed pro rata to all AIXTRON shareholders, including holders of ADSs) with respect to shares or ADSs, before reduction for any German taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may be taxed on any such dividends received in a taxable year beginning on or before December 31, 2010 at the lower tax rate applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year). In order to qualify for the preferential rate of taxation, certain requirements must be met, including certain holding period requirements and the absence of certain risk reduction transactions with respect to the shares or ADSs. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution AIXTRON makes exceeds its current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. AIXTRON does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

Any such dividend paid in euros will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. A U.S. Holder may elect to deduct in computing his/her taxable income or, subject to certain complex limitations on foreign tax credits generally, credit against its U.S. federal income tax liability German withholding tax at the rate applicable to such U.S. Holder. As discussed under “German Taxation—Special Tax Rules for U.S. Shareholders” above in this Item 10 under the Treaty, dividends paid by AIXTRON to a U.S. Holder generally will be subject to a German withholding tax rate of 15%. Such reduced rate of withholding will apply only if such U.S. Holder is treated as a resident of the U.S. for purposes of such Treaty and otherwise is entitled to the benefits of such treaty and the dividends are not effectively connected with a permanent establishment or fixed base of such U.S. Holder that is situated in Germany.

For purposes of calculating the U.S. foreign tax credit, dividends paid by AIXTRON generally will constitute passive income, or in the case of certain U.S. Holders, financial services income. U.S. Holders should note, however, that the “financial services income” category will be eliminated for taxable years beginning after December 31, 2006, and the foreign tax credit limitation categories after such time will be limited to “passive category income” and “general category income.”  U.S. Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this section, a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or exchange of shares or ADSs

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize gain or loss on the sale or exchange of shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts U.S. dollars to euros and immediately uses that currency to purchase shares or ADSs, such conversion generally will not result in taxable gain or loss to such U.S. Holder. With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if he/she elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this section, a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S. or (2) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:  (i) at least 75 percent of its gross income is “passive income;” or (ii) at least 50 percent of the average value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of the Company’s gross income and gross assets and the nature of the Company’s business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2005. AIXTRON’s status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON was a PFIC, U.S. Holders generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

If AIXTRON was a PFIC, you could make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of AIXTRON’s shares and the ADSs. You should consult your own tax advisor regarding the tax consequences that would arise if AIXTRON were to be treated as a PFIC.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States, or by a

U.S. payor or U.S. middleman to a holder of shares or ADSs (other than an “exempt recipient” which is a payee, including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, shares or ADSs within the United States to a holder, or by a U.S. payor or U.S. middleman (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate is 28% for taxable years through 2010.

In the case of such payments made within the U.S. to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the U.S.), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above summary is not intended to constitute a complete analysis of all tax consequences that may be relevant to the acquisition, ownership and disposition of shares or ADSs, and does not address state, local, foreign or other tax laws. Holders of shares or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

AIXTRON is subject to the informational requirements of the U.S. Exchange Act. In accordance with these requirements, AIXTRON files reports and other information with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. AIXTRON’s filings, including this report, are also available on the SEC’s website at www.sec.gov.

I. Subsidiary Information

Not applicable.

Item 11:  Quantitative and Qualitative Disclosure about Market Risk

The global nature of AIXTRON’s businesses exposes the Company to market risks resulting from changes in foreign currency exchange rate and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect its operating results and financial condition. AIXTRON is also exposed to commodity price risks. AIXTRON seeks to manage and control these market risks primarily through monitoring of its operating and financial activities and the use of derivative financial instruments.

Exchange Rate Risk

Transaction Risk and Currency Risk Management

The global nature of AIXTRON’s businesses exposes its operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the dollar, the euro and other world currencies. AIXTRON’s businesses is exposed to transaction risk whenever the Company has revenues in a currency that is different from the currency in which it incurs the costs of generating those revenues. When AIXTRON converts the revenues into the currency in which it incurs the costs, the value of the revenues may have declined in the interim relative to the currency in which the Company incurred the costs. These risks primarily affect the Company’s business in Europe, which generates a part of AIXTRON’s system revenues in foreign currencies, primarily U.S. dollars, and incurs manufacturing costs primarily in euros.

Effects of Currency Translation

Most of AIXTRON’s subsidiaries are located outside the euro zone. Since the Company’s financial reporting currency is the euro, AIXTRON translates the income statements of these subsidiaries into euros so that the Company can include their financial results in its Consolidated Financial Statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly affect the translation of both revenues and operating income denominated in that currency into euros. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate transaction risk does not affect local currency cash flows.

AIXTRON has assets and liabilities outside the euro zone. These assets and liabilities are denominated in local currencies and reside primarily at AIXTRON’s subsidiaries in the United States and the United Kingdom.

When AIXTRON converts net asset values into euros, currency fluctuations result in period-to-period changes in those net asset values. The Company’s equity position reflects these changes in net asset values. AIXTRON generally does not hedge against this type of risk.

Foreign Currency Risk

The Company is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than the euro. The currencies giving rise to this risk are primarily pounds sterling and U.S. dollars.

Of the equipment orders received in 2005, 76% were denominated in U.S. dollars, compared to 77% in 2004. Approximately 31% of equipment-related cost of sales in 2005 were denominated in U.S. dollars.

The Company uses forward exchange contracts and options to hedge the impact of the fluctuations in exchange rates on cash flows from forecasted and agreed sales transactions denominated in foreign currencies. The Company typically hedges less than 100% of the forecasted sales contracts. Forward exchange contracts have typically maturities of less than one year after the balance sheet date.

Interest Rate Risk

The Company is subject only to minor interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments, bank loans and convertible bonds.

See Note 27 to the Company’s Consolidated Financial Statements (“Financial Instruments”) for more information on the credit, interest rate, and currency risks arising in AIXTRON’s normal course of business.

Item 12:  Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:  Controls and Procedures

Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by AIXTRON in reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Acknowledging this, AIXTRON has designed its disclosure controls and procedures to provide such reasonable assurance. Management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company’s Chief Executive Officer, Paul Hyland, and its Chief Financial Officer, Wolfgang Breme, with the participation of management, have performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2005. In connection with this evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

AIXTRON is currently required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, including those relating to internal controls over financial reporting, with respect to the Company’s annual report for the fiscal year 2006. AIXTRON expects to make changes in its internal controls over financial reporting to comply with Section 404 of the Sarbanes-Oxley Act. As AIXTRON implements changes in its internal controls over financial reporting, it may identify deficiencies that will require remedial efforts.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, AIXTRON’s internal controls over financial reporting.

Item 16A:  Audit Committee Financial Experts

As of May 18, 2005 AIXTRON’s Supervisory Board has determined that Prof. Dr. Blättchen is an “audit committee financial expert.”  The Supervisory Board has determined that the “audit committee expert” is “independent” as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 16B:  Code of Ethics

AIXTRON has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and controller, as well as to all of its employees performing similar functions in and outside Germany and to all other senior management. All of these officers and members of senior management have agreed to abide by this code of ethics. The application of the code of ethics to all other employees remains subject to the approval of the workers council of the Company, which has not yet been obtained. AIXTRON’s code of ethics, which is incorporated by reference to Exhibit 11.1 to the Company’s annual report on Form 20-F, dated June 25, 2005 (File No. 000-51196), is consistent with the requirements of the German Code of Corporate Governance and the Nasdaq Capital Market and is filed as an exhibit to this report.

Item 16C:  Principal Accountant Fees and Services

Fees related to audit services and other services rendered by AIXTRON’s independent principal accountant, Deloitte & Touche worldwide, for the years 2005 and 2004 were as follows:

	Year ended December 31,
Type of Fees	2005	2004
	(EUR in millions)
Audit Fees	1.15	2.96
Audit-Related Fees	0.03	0.08
Tax Fees	0.07	0.04
All Other Fees	0.02	0.00

Total	1.27	3.08

In the above table, “audit fees” are the aggregate Deloitte & Touche fees for professional services in connection with the audit of the Company’s Consolidated Financial Statements, reviews of interim financial statements, as well as audits of statutory financial statements of AIXTRON and its subsidiaries. Also included in “audit fees” are amounts for attestation services in relation to regulatory filings and other compliance requirements. “Audit-related fees” are fees for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions, attestation regarding compliance with certain agreements and other agreed-upon procedures. “Tax fees” are fees for tax advice on actual or contemplated transactions, tax compliance and expatriate employee tax services. “All Other Fees” are miscellaneous items.

Audit Committee Pre-Approval Policies

In accordance with German law, AIXTRON’S independent auditors are appointed at the Annual Shareholders’ Meeting based on a recommendation of the Company’s Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors’ independence. On May 11, 2006, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Hanover, Germany was appointed to serve as the Company’s independent auditors for the year ending December 31, 2006.

In order to assure the integrity of independent audits, AIXTRON’s Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company’s independent auditors prior to the auditors’ engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON’s independent auditors. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rules of the SEC. In fiscal year 2005 the Supervisory Board pre-approved 100% of the performance by Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Hanover, Germany of the above specified audit and permitted non-audit services.

Item 16D:  Exemptions from Listing Standards for Audit Committees

Not applicable.

Item 16E:  Purchases of Equity Securities by the Issuer

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

See pages F-1 to F-34, incorporated herein by reference.

Item 19:  Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association (Satzung) as of May 11, 2006. (English translation)

4.1	Agreement in Principle (incorporated by reference to Exhibit 10.1 to Form F-4, dated February 8, 2005, File No. 333-122624). This agreement relates to the acquisition of Genus, Inc.

4.2

Manufacturing License and Technical Services Agreement, dated as of August 10, 1989, between AIXTRON Aktiengesellschaft and Laboratoires D’Electronique Philips (incorporated by reference to Exhibit 10.2 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.3

Exclusive Patent and Know-How License Agreement among AIXTRON Aktiengesellschaft, Centre National de la Recherche Scientifique and the Institut National Polytechnique de Genoble (incorporated by reference to Exhibit 10.3 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.4	Contract between AIXTRON AG and Mr. Paul K. Hyland, effective April 1, 2002. (English translation)

4.5	Amendment to contract between AIXTRON AG and Mr. Paul K. Hyland, dated October 20, 2004. (English translation)

4.6	Contract between AIXTRON AG and Mr. Wolfgang Breme, effective April 1, 2005. (English translation)

4.7	Contract between AIXTRON AG and Dr. Bernd Schulte, effective April 1, 2002. (English translation)

4.8	Amendment to contract between AIXTRON AG and Dr. Bernd Schulte, dated October 20, 2004.

4.9	Contract between AIXTRON AG and Dr. William W.R. Elder, effective July 1, 2005. (English translation)

4.10	Amendment to contract between AIXTRON AG and Dr. William W.R. Elder, dated May 11, 2006.

4.11	Contract between AIXTRON AG and Steven D. Perry, effective April 1, 2002. (English translation)

4.12	Amendment to contract between AIXTRON AG and Steven D. Perry, dated March 11, 2005. (English translation)

4.13	Contract between AIXTRON AG and Christopher C. Dodson, effective April 1, 2002. (English translation)

4.14	Amendment to contract between AIXTRON AG and Christopher C. Dodson, dated March 11, 2004. (English translation)

4.15	Contract between AIXTRON AG and Timothy McEntee, effective November 15, 2002. (English translation)

4.16	Amendment to contract between AIXTRON AG and Timothy McEntee, dated December 3, 2003. (English translation)

4.17	Amendment to contract between AIXTRON AG and Timothy McEntee, dated May 11, 2004. (English translation)

8.1	List of Subsidiaries (incorporated by reference to the list of significant subsidiaries set forth in this report under the caption “Item 4. Information on the Company — Organizational Structure.”)

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Form 20-F, dated June 25, 2005, File No. 000-51196)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  June 22, 2006

AIXTRON AKTIENGESELLSCHAFT

/s/ PAUL HYLAND
Name:	Paul Hyland
Title:	President and Chief Executive Officer

/s/ WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board

AIXTRON AG

Aachen, Germany

We have audited the accompanying consolidated balance sheets of AIXTRON Aktiengesellschaft and subsidiaries (“AIXTRON”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of AIXTRON’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON Aktiengesellschaft and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2005, and the determination of stockholders’ equity and financial position at December 31, 2005 and 2004, to the extent summarized in Note 40.

/s/ Deloitte & Touche GmbH
Deloitte & Touche GmbH

Hanover, Germany

March 9, 2006 except for notes 40 and 41, as to which the date is June 20, 2006

Consolidated Statements of Income

	Note	2005	2004
in EUR thousands

Revenues		139,402	140,004
Cost of sales		104,676	87,604
Gross profit		34,726	52,400

Selling expenses		27,766	18,297
General administration expenses		18,004	13,240
Research and development costs	5	30,514	20,407
Other operating income	6	5,565	9,939
Other operating expenses	7	2,900	721
Impairment of goodwill		13,782	0
Operating result		(52,675)	9,674

Interest income		693	786
Interest expense		233	2
Net interest	9	460	784
Result before taxes		(52,215)	10,458

Taxes on income	10	1,253	2,829
Net loss/income for the year (after taxes)		(53,468)	7,629

loss attributable to miniority interests (after taxes)		0	(52)
loss/profit attributable to the shareholders of the parent company (after taxes)		(53,468)	7,681

Basic earnings per share (EUR)	21	(0.65)	0.12
Diluted earnings per share (EUR)	21	(0.65)	0.12

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

in EUR thousands	Note	December 31, 2005	December 31, 2004

Assets
Property, plant and equipment	12	42,179	37,070
Goodwill	13	71,002	13,633
Other intangible assets	13	19,766	4,295
Investment property	14	4,908	4,908
Other non-current assets	15	499	5,820
Deferred tax assets	16	6,331	5,822
Total non-current assets		144,685	71,548
Inventories	17	33,113	37,276
Trade receivables	18	24,209	16,008
less allowance kEUR 445 (2004: kEUR 355)
Current tax assets	11	0	63
Other current assets	18	3,875	5,942
Cash and cash equivalents	19	31,435	45,498
Total current assets		92,632	104,787
Total assets		237,317	176,335

Liabilities and shareholders’ equity
Subscribed capital		87,797	64,832
Number of shares: 87.796.614 (2004: 64.831.512)
Additional paid-in capital		95,951	28,803
Retained earnings		(9,264)	44,204
Accumulated other comprehensive income		9,115	(872)
Total shareholders’ equity	20	183,599	136,967
Provisions for pensions	22	978	703
Other non-current liabilities		176	104
Other non-current accruals and provisions	24	3,122	0
Total non-current liabilities		4,276	807
Trade payables	25	17,479	13,901
Advance payments from customers		11,845	13,529
Other current accruals and provisions	24	14,032	7,063
Other current liabilities	25	3,949	2,137
Current tax liabilities	11	1,404	83
Convertible bonds	26	3	3
Deferred revenues		730	1,845
Total current liabilities		49,442	38,561
Total liabilities		53,718	39,368
Total liabilities and shareholders’ equity		237,317	176,335

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

in EUR thousands	Note	2005	2004

Cash inflow/outflow from operating activities
Net loss/income for the year (after taxes)		(53,468)	7,681
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		1,801	1,041
Impairment expense		26,630	0
Depreciation and amortization expense		10,406	5,986
Result from disposal of property, plant and equipment		484	370
Deferred income taxes		(509)	1,700

Cash inflow/outflow prior to changes in assets and liabilities		(14,656)	16,778

Change in
Inventories		8,738	(4,265)
Trade receivables		(5,316)	(6,513)
Other assets		328	(4,624)
Trade payables		(560)	2,157
Provisions and other liabilities		1,138	4,130
Deferred revenues		(1,280)	(1,243)
Non-current liabilities		1,091	(20)
Advance payments from customers		(1,684)	432
Cash inflow/outflow from operating activities		(12,201)	6,832

Cash inflow/outflow from investing activities
Cash from acquisition of Genus, Inc.		9,049	0
Cost related to the Genus acquisition		(3,628)	0
Capital expenditures in property, plant and equipment		(8,323)	(3,763)
Capital expenditures in intangible assets		(64)	(618)
Acquisition of minority interests		0	(2,011)
Proceeds from the sale of property, plant and equipment		0	3
Cash inflow/outflow from investing activities		(2,966)	(6,389)

Cash inflow/outflow from financing activities
Change in minority interests		0	(52)
Cash inflow/outflow from financing activities		0	(52)

Effect of changes of exchange rates on cash and cash equivalents		1,104	(196)
Net change in cash and cash equivalents		(14,063)	195
Cash and cash equivalents at the beginning of the period		45,498	45,303
Cash and cash equivalents at the end of the period	19	31,435	45,498

Cash paid for Interest		(38)	(2)
Cash received for interest		691	806
Cash paid for income taxes		(506)	(240)
Cash received from Income taxes		23	934

Additional information about the consolidated capital flow statement is provided in note 36 of the notes to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

					Other comprehensive income
	Subscribed capital under HGB	Treasury shares	Subscribed capital under IFRS	Additional paid-in-capital	Currency translation	Derivative financial instruments	Retained Earnings	Minority interests	Shareholders’ Equity
									Total
in EUR thousands

Balance at January 1, 2004	64,832		64,832	27,762	(2,244)	1,469	36,524	159	128,502
Net income for the period							7,680	(52)	7,628
Accrued expense for stock options				1,041					1,041
Currency translation					48				48
Acquisition minority interests								(107)	(107)
Derivative financial instruments						(145)			(145)
Balance at December 31, 2004	64,832		64,832	28,803	(2,196)	1,324	44,204	0	136,967

Balance at January 1, 2005	64,832		64,832	28,803	(2,196)	1,324	44,204	0	136,967
Net loss for the period							(53,468)		(53,468)
Capital increase against contribution in kind	24,968	(4,428)	20,540	62,161					82,701
Accrued expense for stock options				1,801					1,801
Exercise
- convertible bonds		2,384	2,384	3,142					5,526
- stock options		41	41	44					85
Currency translation					11,616				11,616
Derivative financal instruments						(1,629)			(1,629)
Balance at December 31, 2005	89,800	(2,003)	87,797	95,951	9,420	(305)	(9,264)	0	183,599

See note 20 for additional disclosures.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. General principles

AIXTRON AG (“AIXTRON AG”) is incorporated as a stock corporation (“Aktiengesellschaft”) under the laws of the Federal Republic of Germany. The Company is domiciled in Aachen, Kackertstraße 15-17, 52072 Aachen. AIXTRON AG is registered in the commercial register of the District Court (“Amtsgericht”) of Aachen under HRB 7002.

The consolidated financial statements of AIXTRON AG and its subsidiaries (“AIXTRON” or “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB). These are the Company’s first consolidated financial statements under IFRS and IFRS 1 has been applied.

An explanation of how the transition from US GAAP to IFRS has impacted the reported financial position, financial performance and cash flows of the Company is provided in note 38.

AIXTRON is a leading provider of deposition equipment to the semiconductor and compound semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays, as well as a range of other leading-edge technologies.

These consolidated financial statements have been prepared by the Executive Board and were submitted to the Supervisory Board for its meeting held on March 9, 2006.

2. Significant accounting policies

(a) Companies included in consolidation

Companies included in consolidation are the parent company, AIXTRON AG, and 14 companies, in which AIXTRON AG has a 100% direct or indirect shareholding or which can be allocated to AIXTRON AG for economic purposes. The balance sheet date of all consolidated companies is December 31. A list of all consolidated companies is shown in note 32.

(b) Basis of accounting

The consolidated financial statements are presented in Euro (EUR). The amounts are rounded to the nearest (kEUR). Some items in the balance sheet and income statement have been combined under one heading to improve the clarity of presentation. Such items are disclosed and commented on individually in the notes.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of income and expenses during the reported period. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if this revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In the calculation of provisions the Company made assumptions and estimates in respect of the amount of the related transactions as well as in respect of the probability that such transactions might occur. For the calculation of the fair values of intangible assets. AIXTRON assumed future revenues and cash flows to determine the respective assets. These assumptions are based on experiences of the management and on external sources, such as market studies. As to the calculation of provisions for warranties, the Company also uses estimated values derived from previous experience.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an IFRS opening balance sheet at January 1, 2004 for the purpose of the transition to IFRS.

The accounting policies have been applied consistently by the Company entities.

(c) Bases of consolidation

(i) Subsidiaries

Entities on which AIXTRON AG has a controlling influence are treated as subsidiaries (see note 32). Controlling influence exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that controlling influence commences.

(ii) Transactions eliminated on consolidation

All intercompany profits, transactions and balances have been eliminated in the consolidation.

(d) Foreign currency

The consolidated financial statements have been prepared in Euro (EUR). In the translation of financial statements of subsidiaries outside the Euro Zone the local currencies are used as functional currencies of these subsidiaries. Assets and liabilities of these subsidiaries are translated to EUR at the exchange rate ruling at balance sheet date. Revenues and expenses are translated to EUR at average exchange rates for the year/at average exchange rates for the period between the inclusion in the consolidated financial statements and the balance sheet date. Net equity is translated at historical rates. The differences arising on translation are disclosed in other comprehensive income.

Exchange gains and losses resulting from fluctuations in exchange rates in the case of foreign currency transactions are recognized in the income statement in “other operating income” or “other operating expenses”.

(e) Derivative financial instruments

AIXTRON uses derivative financial instruments in the form of forward exchange contracts and options to hedge fluctuations in exchange rates in respect of cash flows from planned and agreed sales transactions denominated in foreign currencies.

Hedge accounting as defined in IAS 39 is not applied to all derivative financial instruments concluded to hedge sales transactions. In accordance with the Company’s treasury policy, it does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value at the balance sheet date (market assessment). The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Gains and losses resulting from the market assessments for forward exchange contracts and options at the balance sheet date and to which no hedge accounting is applied, are recognized in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

(i) Cash flow hedges

If hedge accounting, as defined in IAS 39, is applied to a derivative financial instrument to hedge the variability in cash flows from planned transactions, the gain and loss arising on the market assessment is recognized in equity (other comprehensive income). This gain/loss is recognized in equity until the underlying transaction affects the income statement. Where a cash flow hedge does not meet the criteria of hedge accounting, the ineffective part will be recognized immediately in the income statement.

(ii) Fair value hedges

Foreign currency forward contracts concluded to hedge firmly committed sales transactions denominated in foreign currencies do not meet all the criteria of IAS 39 in order to apply for hedge accounting. Consequently, all gains and losses arising from these forward exchange contracts are recognized directly in the income statement.

(f) Property, plant and equipment

(i) Acquisition or manufacturing cost

Items of property, plant and equipment are stated at cost, plus additional charges, less accumulated depreciation (see below) and impairment losses (see accounting policy (l)).

Costs of internally generated assets include not only costs of material and personnel, but also the share of overhead costs.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Third party interest is expensed as incurred.

(ii) Subsequent costs

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing components or extension of such an item when that cost is incurred if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be measured reliably. All other costs such as repairs and maintenance are expensed in the income statement as incurred.

(iii) Government grants

Government grants related to the acquisition or manufacture of owned assets are deducted from original cost at date of capitalization.

(iv) Depreciation

Depreciation is charged on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

Buildings	25 years
Machinery and equipment	3 - 10 years
Other plant, factory and office equipment	3 - 8 years

(g) Intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method. In respect of business acquisitions that have occurred since January 1, 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect to acquisitions prior to this date, goodwill is included on the basis of its deemed cost, representing the amount recorded under previous GAAP which was US GAAP. The classification and accounting treatment of business combinations that occurred prior to January 1, 2004 has not been reconsidered in preparing the Company’s opening IFRS balance sheet at January 1, 2004 (see note 38).

Goodwill is stated at cost less any accumulated impairment loss. Goodwill is allocated to cash-generating units and is tested annually for impairment (see accounting policy (l)).

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development comprises costs incurred with the purpose of using theoretical knowledge technically and commercially. As not all criteria of IAS 38 are met or are only met at a very late point within the development process, AIXTRON did not capitalize such costs for reasons of materiality.

(iii) Other intangible assets

Other intangible assets that are acquired by the Company are stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy (I)).

In connection with the acquisition of Genus, Inc. Sunnyvale, California (“Genus”) intangible assets were, as part of the allocation of the purchase price, stated at their fair value at the date of purchase (see note 4).

Expenditure on internally generated goodwill, trademarks and patents is expensed in the income statement as incurred.

(iv) Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(v) Amortization

Amortization is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Such intangible assets are annually tested in respect of their actual values. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Software	2 - 3 years
Patents and similar rights	5 - 18 years

(h) Investment property

Investment properties are stated at cost.

(i) Trade receivables and other receivables

Trade receivables and other receivables are stated at their fair value. Allowance for potential risks from bad debt losses in individual cases is estimated based on previous experience.

(j) Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

The cost includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct material and production labor cost, as well as an appropriate share of overheads based on normal operating capacity.

Allowance for slow moving, excess and obsolete, and otherwise unsaleable inventory is recorded based primarily on either the Company’s estimated forecast of product demand and production requirement for the next twelve months or historical trailing twelve month usage. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories based on previous experience. This policy is designed to reflect the rapid technology and market changes affecting the Company’s business which may make such inventories on hand obsolete or excess.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, current deposits with credit institutions and short-term notes with a remaining maturity of three months or less at the date of acquisition.

(l) Impairment for property, plant and equipment and intangible assets

Goodwill purchased as part of a business acquisition is tested annually for impairment, irrespective of whether there is any indication of impairment. For impairment test purposes, the goodwill is allocated to cash-generating units. Impairment losses are recognized to the extent that the carrying amount exceeds the net realizable value or the value in use (recoverable amount) of the cash-generating unit.

Property, plant and equipment as well as other intangible assets are tested for impairment, when any indication exist that might require impairment. Impairment losses on such assets will be recognized, to the extent that the carrying amount exceeds the net realizable value that would be obtainable from a sale in an arm’s length transaction, or the value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments and the risks associated with the asset.

After depreciation impairment losses are reversed if there has been a change in the estimates used to determine the recoverable amount. Reversals are made only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

An impairment loss in respect of goodwill is not reversed.

(m) Earnings per share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of issued common shares and AIXTRON ADS (see note 21) for the year. Diluted earnings per share reflect the potential dilution that could occur if options issued under the Company’s stock option plan were exercised and convertible bonds were converted, unless such conversion had an anti-dilutive effect.

(n) Convertible bonds

Convertible bonds that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.

(o) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

(ii) Defined benefit plans

The obligation is calculated by estimating the amount of future benefit that employees have earned in return for their service in prior periods, that benefit is discounted to determine its present value. The calculation is performed by a qualified actuary using the projected unit credit method.

Since January 1, 2005, actuarial gains and losses have been recognized in the income statement at each balance sheet date.

(iii) Share-based payment transactions

The stock option program allows members of the Executive Board, management and employees of the Company to acquire shares/ADS (see note 23) of the Company. These stock option programs are accounted for by AIXTRON according to IFRS 2 in the business year and prior year respectively. The fair value of options granted after November 7, 2002 is recognized as an employee expense with a corresponding increase in the additional paid-in capital. The fair value is calculated at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. In the calculation of the personnel expense options forfeited are considered.

(p) Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle this obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax interest rate that reflects current market assessments of the time value of money and, where appropriate, the risks associated with the liability.

(i) Warranties

The Company offers one to two year warranties on all of its products. The warranty generally provides cost of labor, material and material related overhead necessary to repair a product free of charge during the warranty period. The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations to which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognized. Factors that affect the Company’s warranty liability include the historical and anticipated rates of warranty claims and cost per claim.

The Company accrues material and labor warranty for systems shipped based upon historical experience. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

(ii) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(q) Trade payables and other payables

Trade payables and other payables are stated at their repayment values. Outstanding invoices relating to other accounting periods are recognized in trade payables.

(r) Revenue

Revenue is generated from the sale and installation of equipment, spare parts and maintenance services. The sale of equipment involves a customer acceptance test at AIXTRON´s production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated to include some of these terms.

Revenues from the sale of products that have been demonstrated to meet product specification requirements are recognized upon shipment to the customer, if a full customer acceptance test has been successfully completed at the AIXTRON production facility. Revenue relating to the installation of the equipment at the customer site is deferred until the installation at the customer site is complete. The portion of the contract revenue deferred until completion of the installation services is determined based on the higher of the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

Revenue related to products where meeting the product specification requirements has not yet been demonstrated, or where specific rights of return have been negotiated, is recognized only upon final customer acceptance.

Revenue relating to the installation of the equipment at the customer site is deferred until installation is completed and the final customer acceptance has been confirmed. The portion of the contract revenue deferred is determined based on the higher of the fair value of the installation services or the portion of the contract amount payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

Revenue on the sale of spare parts is recognized when title and risk of loss passes to the customer, generally upon shipment. This condition is generally met at the date of shipment. Revenue from maintenance services is recognized as the services are completed.

(s) Expenses

(i) Cost of sales

Cost of sales includes such direct costs as materials, labor and related production overheads.

(ii) Research and development

Research and development costs are expensed as incurred. Project funding received from the Government (e.g. state funding) and the European Union is recorded in other operating income, if the research and development costs are incurred and provided that any conditions for the funding have been met.

(iii) Operating lease payments

Payments made under operating leases are recognized as expense on a straight-line basis over the term of the lease.

(t) Other operating income

Government grants

Government grants awarded for project funding are recorded in “Other operating income” if the Research and Development costs are incurred and provided that any conditions for the funding have been met.

(u) Deferred tax

Deferred tax assets and liabilities are recorded for all temporary differences between tax and commercial balance sheets and for losses brought forward for tax purposes as well as for tax credits of the companies included in consolidation. The deferred taxes are calculated, based on tax rates applicable at the balance sheet date or in the future. Effects of changes in tax rates on the deferred tax assets and liabilities are recognized upon adoption of the amended law.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits can be set off against tax credits and tax loss carryforwards. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit can be realized.

(v) Segment reporting

A business segment is a distinguishable component of the Company that is engaged in providing products or services which are subject to similar risks and rewards. AIXTRON is acting on worldwide markets. The risks and rates of return are basically affected by project and services, its primary format for the reporting of segment information shall be business segments with the secondary information reported geographically.

The internally reported product lines are combined for group reporting in one business segment as defined in IAS 14.34, as they show only insignificant differences as to long term profit forecasts and as they are materially similar in the assessment of the criteria used to distinguish the individual business segments as defined in IAS 14.9 (nature of products and services, nature of production processes, customers and ways of distribution).

Accounting standards applied in segment reporting are in accordance with general accounting policies as explained in this section. The disclosed revenues earned with other segments are at arm’s length.

(w) Recently issued accounting standards

The following survey shows IFRS Standards and Amendments to IFRS not compulsory and applicable for reporting periods ending on December 31, 2005. These standards were not applied earlier than required. AIXTRON is currently analyzing the impact of the new standards on the consolidated financial statements. The Company does not expect the adoption of these standards to have a material impact on consolidated financial statements.

IFRS 7	Financial Instruments: Disclosures
Issued: August 2005
IFRIC 4	Determining whether an Arrangement contains a Lease
Issued: December 2004
IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
Issued: December 2004
IFRIC 6	Liabilities arising from participating in a specific market — waste electrical and electronic equipment
Issued September 2005
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
Issued: November 2005
Amendment to IAS 1	Capital Disclosures Issued: August 2005
Amendment to IAS 19	Actuarial Gains and Losses, Group Plans and Disclosures Issued: December 2004
Amendment to IAS 21	Net Investment in a Foreign Operation Issued: December 2005
Amendment to IAS 39	Cash Flow Hedge Accounting of Forecast Intra-group Transactions Issued: April 2005
Amendment to IAS 39	The Fair Value Option Issued: June 2005
Amendment to IAS 39 and IFRS 4	Financial Guarantee Contracts Issued: August 2005

3. Segment reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment (see note 2 (v)), the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells the majority of its products in Asia, Europe and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segments revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographical segments

in EUR thousands		Asia	Europe	USA	Consolidation	Group

Revenues realized with third parties	2005	103,036	22,052	14,314		139,402
	2004	108,097	13,642	18,265		140,004
Revenues realized with other segments	2005	11,582	1,055	6,311	(18,948)	0
	2004	4,905	1,676	11,646	(18,227)	0

Segment revenues	2005	114,618	23,107	20,625	(18,948)	139,402
	2004	113,002	15,318	29,911	(18,227)	140,004

Segment assets	2005	13,841	214,775	98,795	(127,862)	199,549
	2004	5,798	139,087	10,340	(30,209)	125,016

Segment capital expenditures *	2005	308	10,213	93,262	—	103,783
	2004	171	5,202	57	—	5,430

*Segment capital expenditures of the financial year 2005 also include the additions resulting from the change in group companies.

Revenues are shown in the following table:

in EUR thousands	2005	2004

Revenues for sale of goods	137,306	138,592
Revenues for service and repair	2,096	1,412
	139,402	140,004

Revenues for sale of goods include revenues from barter transactions in the amount of kEUR 3,701.

4. Acquisition of subsidiaries

All acquisitions described below were accounted for using the purchase method of accounting.

On July 2, 2004, AIXTRON announced its intention to acquire Genus, Inc. Genus is a supplier of Atomic Layer Deposition and Chemical Vapor Deposition technology, which is required in the production of advanced semiconductors and hard disk drives. AIXTRON acquired all issued and outstanding shares of Genus, Inc. with effect from March 14, 2005.

The United States Securities and Exchange Commission (SEC) declared the F-4 registration statement of AIXTRON AG effective on February 8, 2005. On March 10, 2005, the extraordinary meeting of shareholders of Genus, Inc. took place. The shareholders of Genus approved the merger pursuant to the laws of the State of California through the affirmative vote of holders of more than 50% of the issued and outstanding shares.

As part of the acquisition of Genus, Inc. by AIXTRON, all Genus, Inc. shares were exchanged for AIXTRON American Depositary Shares (ADS) in a stock-for-stock transaction. The shareholders of Genus, Inc. received 0.51 AIXTRON ADS in exchange for each Genus, Inc. common share. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share.

In the context of the acquisition, AIXTRON issued additional ADS for the holders of employee stock options, other options and convertible bonds existing at the date of acquisition. These ADS were transferred to a trust at the date of acquisition that keeps the ADS until they are granted to the holders of the options and the convertible bonds. Upon consummation of the transaction, the historic shareholders of AIXTRON AG held approximately 72% and the former shareholders of Genus approximately 28% of AIXTRON AG taking into consideration all ADS issued as part of the transaction (see note 20).

The total purchase price for the acquisition of Genus, Inc. comprises the following:

in EUR thousands

Fair value of an AIXTRON share of common stock as of March 14, 2005
(20.539.956 shares at 3.72 € per share)	76,409
Fair value of the stock options granted by Genus, Inc.	2,494
Fair value of the convertible bond issued by Genus, Inc.	3,799
Acquisition-related costs	9,403
92,105

The fair value of shares granted by AIXTRON AG was calculated at the quoted share prices at the transfer date.

The following table summarizes the effect of the fair value adjustments on the assets acquired and liabilities assumed at the date of acquisition. This preliminary purchase price allocation may be adjusted within one year of the purchase date when further necessary information regarding the fair value of assets acquired and liabilities assumed is available:

in EUR thousands	Carrying amount	Fair value adjustment	Acquisition cost

Current assets	28,435	(6,761)	21,674
Property, plant and equipment	9,918	(5,684)	4,234
Other intangible assets	0	24,316	24,316
Other assets	580	(412)	168
Acquired assets	38,933	11,459	50,392
Current liabilities	15,399	5,778	21,177

Acquired assets less liabilities	23,534	5,681	29,215
Goodwill arising on acquisition			62,890
Total purchase price			92,105

The intangible assets acquired were classified according to the following categories in EUR millions

Customer relations	9.2
Product and technology know how	15.1
24.3

Goodwill has arisen on acquisition of Genus, Inc. because of customer relationships that did not meet the criteria for recognition as a separate intangible asset at the date of acquisition. In the financial year 2005, the carrying amount of this goodwill developed as follows:

in EUR thousands

Addition as of March 14, 2005	62,890
Impairment	13,705
Effect from currency translation	7,847
Carrying amount as of December 31, 2005	57,032

The following table summarizes pro forma financial information assuming the Genus, Inc. acquisition had occurred on January 1, 2005. This pro forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the date presented and should not be taken as representative of our future consolidated results of operation or financial position.

in EUR thousands	January 1 – December 31, 2005

Revenues	143,381
Net loss	(60,255)
Earnings per share
– basic	(0.73)
– diluted	(0.73)

The consolidated income for the year includes a net loss of kEUR -30,722, arisen in the original Genus group since the acquisition.

In May 2004, AIXTRON purchased the remaining 10% interest in AIXTRON KK, for an aggregate amount of kEUR 238 in cash including costs directly attributable to the business combination. The excess paid above the purchased net assets was accounted for as goodwill of kEUR 127. The subsidiary is a distribution and service company of AIXTRON products in Japan.

In October 2004, AIXTRON purchased the remaining 30.08% in Epigress AB for an aggregate amount of kEUR 1,773 in cash including cost directly attributable to the business combination. The excess paid above the purchased net assets was accounted for as goodwill of kEUR 551. Epigress AB focuses primarily on Research and Development activities and on the sale and marketing of MOCVD equipment for silicon carbide (SiC).

5. Research and development

Research and development costs, before deducting project funding received, were kEUR 30,541 and kEUR 20,407 for the years ended December 31, 2005 and 2004 respectively.

After deducting project funding received and not repayable, net expenses for research and development were kEUR 27,627 and kEUR 17,856 for the years ended December 31, 2005 and 2004 respectively.

6. Other operating income

in EUR thousands	2005	2004

Research and development funding	2,887	2,551
Income from resolved contract obligations	720	2,965
Income from the reversal of provisions and the write-off of debts	837	756
Other grants, reimbursements and costs passed on	369	0
Compensation payments	69	235
Rental income	22	216
Foreign exchange gains	9	2,900
Other	652	316
	5,565	9,939

7. Other operating expenses

in EUR thousands	2005	2004

Exchange losses	2,063	25
Losses form the disposal of items of property, plant and equipment	217	374
Addition to allowance on receivables/write-off of receivables	102	204
Other	518	118
	2,900	721

8. Personnel expenses

in EUR thousands	2005	2004

Wages and salaries	34,633	24,991
Social insurance contributions	4,236	3,436
Increase in the obligation from defined benefit plans	276	35
Increase in the obligation from contribution defined contribution plans	151	0
Expenses for stock options	1,801	1,041
	41,097	29,503

9. Net financing costs

in EUR thousands	2005	2004

Interest income	693	786
Interest expense	(233)	(2)
Net interest	460	784

10. Income tax expense/income

The following table shows income tax expense/income recognized in the consolidated income statement:

in EUR thousands	2005	2004

Current tax expense
for current year	282	1,096
adjustment for prior years	433	45
Total current tax expense	715	1,141

Deferred tax expense (+)/deferred tax income (-)
from temporary differences	(1,441)	1,325
from write-downs and reversals	1,979	363
Total deferred tax expense	538	1,688

Total income tax expense in consolidated income statement	1,253	2,829

The Company’s effective tax rate is different from the German statutory tax rate of currently 39.45% (last year: 39.28%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax).

The following table shows the reconciliation from the expected to the reported tax expense:

in EUR thousands	2005	2004

Net result before taxes	(52,215)	10,458
Income tax expense (domestic tax rate)	(20,599)	4,108
Effect from differences to foreign tax rates	1,494	(48)
Non-deductible expenses	224	78
Non-consideration of tax claims from loss carryforwards	10,467	33
Allowance of deferred tax assets	1,979	363
Other	644	(77)
Effect from the use of loss carryforwards	(157)	(91)
Effect from permanent differences	7,201	(1,537)
Income tax expense in consolidated income statement	1,253	2,829
Effective tax rate	(2.4)%	27.1%

11. Current tax assets and liabilities

The current tax liabilities, i.e. those actually incurred in the current period or in prior periods because the amount of tax paid was either too low or too high, are kEUR 1,404 (last year:  kEUR 83). In the last year current tax assets of kEUR 63 were recognized.

12. Property, plant and equipment

Development of property, plant and equipment

in EUR thousands	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
Cost
Balance at January 1, 2004	30,089	17,968	9,551	111	57,719
Other additions	377	219	742	2,796	4,134
Disposals	346	29	158	0	533
Transfers	0	(7)	7	0	0
Effect from currency translation	0	(6)	(52)	0	(58)
Balance at December 31, 2004	30,120	18,145	10,090	2,907	61,262

Balance at January 1, 2005	30,120	18,145	10,090	2,907	61,262
Change in consolidated companies	328	2,609	299	998	4,234
Other additions	989	2,817	745	3,846	8,397
Disposals	195	580	1,231	589	2,595
Transfers	(207)	3,347	207	(3,347)	0
Effect from currency translation	78	390	304	134	906
Balance at December 31, 2005	31,113	26,728	10,414	3,949	72,204

Accumulated depreciation
Balance at January 1, 2004	5,902	7,378	6,077	0	19,357
Depreciation charged during the year	1,359	2,438	1,299	0	5,096
Disposals	40	8	153	0	201
Transfers	0	(8)	8	0	0
Effect from currency translation	(3)	(6)	(51)	0	(60)
Balance at December 31, 2004	7,218	9,794	7,180	0	24,192

Balance at January 1, 2005	7,218	9,794	7,180	0	24,192
Depreciation charged during the year	1,409	3,361	1,355	0	6,125
Impairments during the year	0	1,012	0	589	1,601
Disposals	3	556	991	589	2,139
Transfers	(70)	0	70	0	0
Effect from currency translation	16	72	158	0	246
Balance at December 31, 2005	8,570	13,683	7,772	0	30,025

Carrying amounts
January 1, 2004	24,187	10,590	3,474	111	38,362
December 31, 2004	22,902	8,351	2,910	2,907	37,070

January 1, 2005	22,902	8,351	2,910	2,907	37,070
December 31, 2005	22,543	13,045	2,642	3,949	42,179

Impairments

Impairments of kEUR 1,601 for the financial year are attributable to the complete write-down of owned assets. Such assets were constructed for the further development of AIXTRON technology in the semiconductor industry (especially silicon germanium applications for Telecom/Datacom components). Due to changed market conditions the manufacturing cost exceeds the current value in use. This was the reason for the impairment.

The impairment losses are recognized in the item “research and development” of the income statement.

Government grants

In 2005, the cost for machinery and equipment decreased by kEUR 1,070, as a result of government grants. Of this amount kEUR 648 have been accrued as receivable and kEUR 422 was paid in cash.

Construction in progress

Construction in progress primarily relates to self-built equipment for internal use.

13. Intangible assets

Development of intangible assets

in EUR thousands	Goodwill	Patents and similar rights	Total
Cost

Balance at January 1, 2004	19,252	8,618	27,870
Change in consolidated companies	0	0	0
Other additions	678	618	1,296
Effect from currency translation	(2)	0	(2)
Balance at December 31, 2004	19,928	9,236	29,164

Balance at January 1, 2005	19,928	9,236	29,164
Change in consolidated companies	62,890	24,316	87,206
Other additions	77	3,869	3,946
Disposals	0	301	301
Effect from currency translation	8,885	3,323	12,208
Balance at December 31, 2005	91,780	40,443	132,223

Accumulated amortization

Balance at January 1, 2004	6,295	4,060	10,355
Amortization charged during the year	0	890	890
Effect from currency translation	0	(9)	(9)
Balance at December 31, 2004	6,295	4,941	11,236

Balance at January 1, 2005	6,295	4,941	11,236
Amortization charged during the year	0	4,281	4,281
Impairments during the year	13,782	11,247	25,029
Disposals	0	273	273
Effect from currency translation	701	481	1,182
Balance at December 31, 2005	20,778	20,677	41,455

Carrying amounts
January 1, 2004	12,957	4,558	17,515
December 31, 2004	13,633	4,295	17,928

January 1, 2005	13,633	4,295	17,928
December 31, 2005	71,002	19,766	90,768

Additions through business combinations

The additions through business combinations in 2005 include the assets acquired from Genus, Inc. These intangible assets are amortized over a period of six to seven years. Further details are given in note 4.

Amortization and impairment of other intangible assets

Amortization and impairment expenses on other intangible assets are recognized in the income statement as follows:

	2005		2004
in EUR thousands	Amortization	Impairment	Amortization	Impairment
Cost of sales	2,215	5,680	306	0
Selling expenses	1,414	1,866	10	0
General administration expenses	195	0	127	0
Research and development costs	457	3,701	447	0
	4,281	11,247	890	0

In the financial year 2005, amortization of kEUR 3,701 was charged on intangible assets. It relates to additions to patents and production methods in the financial year 2005. Due to changed market conditions in respect of these intangible assets it is not possible to reliably determine the economic benefit received in future periods. As a result an impairment loss was recognized.

Furthermore, market studies indicate that the sales markets for specific AIXTRON technologies may be available to the Company only at a later date. Considering this, AIXTRON performed an impairment test for developed technologies. On the basis of these tests an impairment of kEUR 5,680 to the lower value in use was recognized.

Furthermore, AIXTRON calculated an amortization of kEUR 1,866 on the customer base acquired from Genus, Inc. as the flows of economic benefit attributable to these customers at the balance sheet date no longer reflect the original planning at the date of acquisition.

Reversals needed be made neither in the financial year 2005 nor in the financial year 2004.

Comments on impairment of goodwill

The goodwill of the following entities show material carrying amounts at the balance sheet date.

in EUR thousands	2005	2004
Genus, Inc.	57,032	0
Thomas Swan Scientific Equipment Ltd.	11,992	11,655
Epigress AB	1,791	1,791
AIXTRON KK	187	187
	71,002	13,633

The impairment test for cash generating units is based on projections of cash flows on the basis of a five year business plan, taking account of a perpetual annuity. To examine the actual value, AIXTRON estimated the cash inflows also for the period following the planning period by carrying forward a constant growth rate for the following years. The value in use for each cash generating unit was calculated, using a discounted cash flow method. A pre-tax discount rate of 13% and 15% respectively was applied in discounting the projected cash flows. In a further step, the value in use determined was compared to the carrying amount of the cash generating unit.

The comparison of the carrying amount with the value in use showed that the impairment required for the Genus, Inc. goodwill was kEUR 13,705. Impairments in respect of the goodwill of Thomas Swan Scientific Equipment Ltd. Epigress AG or of AIXTRON KK were not necessary.

14. Investment property

in EUR thousands	2005	2004
Balance at January 1	4,908	4,938
Subsequent acquisition or manufacturing cost	0	10
Disposals	0	(40)
Balance at December 31	4,908	4,908

This relates to undeveloped land held for a purpose not yet determined. It can be used for a possible extension of the production capacity. The carrying amount is determined under the cost model. The fair value is equal to the carrying amount. The fair value of the land was demonstrated on the basis of the related standard land values and of external confirmations.

15. Other non-current assets

Other non-current assets totaling kEUR 499 (last year:  kEUR 5,820) include mainly rent deposits for buildings. In 2004 transaction costs of kEUR 5,775 for the acquisition of Genus, Inc. were included.

16. Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
in EUR thousand	2005	2004	2005	2004	2005	2004
Property, plant and equipment	25	0	0	0	25	0
Trade receivables	0	209	(30)	(12)	(30)	197
Inventories	763	218	0	0	763	218
Employee benefits	167	62	0	0	167	62
Deferred revenues	155	1,748	0	0	155	1,748
Currency translation differences	0	44	0	0	0	44
Provisions and other liabilities	0	6	(209)	(394)	(209)	(388)
Customer advances	27	0	0	(460)	27	(460)
Other	18	317	(150)	(343)	(132)	(26)
Tax loss carryforwards	5,481	5,458	0	0	5,481	5,458
Derivative financial instruments	84	0	0	(1,031)	84	(1,031)
Deferred tax assets (+) liabilities (-)	6,720	8,062	(389)	(2,240)	6,331	5,822

Deferred tax assets are recognized at the level of individual consolidated companies, in which a loss was realized in the financial year, only to the extent that the realization in future periods is probable based on previous experiences or forecasts. Deferred taxes for deductible temporary differences in the amount of some kEUR 5,400 were not considered.

Deferred taxes of kEUR 170,000 (last year:  kEUR 5,023) on tax loss carryforwards and tax credits available at the balance sheet date were not considered. Some kEUR 129,000 of this amount relates to the acquired Genus, Inc. At the balance sheet date, Genus, Inc. has research credit carryforwards of approximately kEUR 1,000 and loss carryforwards of kEUR 128,000 for federal and state income tax purposes. If not utilized, the federal carryforward will expire beginning in 2005 up to 2015. The carryforward at state level and the credit carryforwards will expire, in partial amounts, beginning in 2005 up to 2025.

Under current tax legislation, other loss carry forwards can be used in the group indefinitely.

The following table shows the development of temporary differences during the financial year:

in EUR thousands	Balance at January 1, 2004	Recognized in income statement	Directly recognized in equity	Balance at December 31, 2004
Trade receivables	(34)	231	0	197
Inventories	(1,100)	1,318	0	218
Provisions for pensions	58	4	0	62
Deferred revenues	3,332	(1,584)	0	1,748
Currency adjustment item	47	0	-3	44
Provisions and other liabilities	(202)	(186)	0	(388)
Customer advances	(504)	44	0	(460)
Other	0	(26)	0	(26)
Derivative financial instruments	(1,050)	(144)	163	(1,031)
Tax loss carryforward	6,975	(1,517)	0	5,458
	7,522	(1,860)	160	5,822

in EUR thousands	Balance at January 1, 2005	Recognized in income statement	Directly recognized in equity	Balance at December 31, 2005
Property, plant and equipment	0	25	0	25
Trade receivables	197	(227)	0	(30)
Inventories	218	545	0	763
Provisions for pensions	62	105	0	167
Deferred revenues	1,748	(1,593)	0	155
Currency adjustment item	44	0	(44)	0
Provisions and other liabilities	(388)	179	0	(209)
Customer advances	(460)	487	0	27
Other	(26)	(106)	0	(132)
Derivative financial instruments	(1,031)	251	864	84
Tax loss carryforwards	5,458	23	0	5,481
	5,822	(311)	820	6,331

17. Inventories

in EUR thousand	2005	2004
Raw materials and supplies	13,075	9,470
Work in process	14,953	21,772
Finished goods and services completed	3,029	3,697
Inventories at customer’s locations	2,056	2,337
	33,113	37,276

in EUR thousand	2005	2004
Write-down on inventories during the year	3,685	4,542
Inventories measured at net realizable value	1,308	15,831
Inventories recognized as an expense during the period	78,487	70,127
Reversals during the year recognized in cost of materials	89	1,114

Inventory already shipped to customers still waiting for final customer acceptance is presented as inventory at customer’s locations.

Due to changes in the possible use of inventories, write-downs of kEUR 89 (last year:  kEUR 1,114) on inventories were reversed and recognized in income in the financial year.

18. Trade receivables and other current receivables

in EUR thousands	2005	2004
Trade receivables	24,209	16,008

Prepaid expenses	1,067	508
Repayment of research & development costs	648	523
Advances on inventories	403	329
VAT refund claims	253	934
Other assets	1,499	718
Fair values of financial derivatives	5	2,930
	3,875	5,942
	28,084	21,950

19. Cash and cash equivalents

in EUR thousands	2005	2004
Cash-in-hand	6	2
Short term securities	5,032	4,981
Bank balances	26,397	40,515
Cash and cash equivalents in the consolidated cash flow statement	31,435	45,498

20. Shareholders’ Equity

Subscribed Capital

	2005	2004
January 1	64,831,512	64,831,512
Capital increase as part of Genus acquisition	20,539,956	0
Shares for conversion of Genus convertible bonds	2,383,920	0
Shares for exercise of stock options	41,226	0
Issued capital at December 31, under IFRS	87,796,614	64,831,512

Treasury shares	2,002,783	0
Stated share capital at December 31	89,799,397	64,831,512

The stated share capital of the company consists of no-par shares and was fully paid-up during the business year and last year respectively. Each share represents a portion of the stated share capital in the amount of EUR 1.00.

On March 14, 2005, AIXTRON AG increased its share capital (based on part of its Authorized Share Capital I) by issuing to the former shareholders of Genus, Inc. new ordinary shares (20,539,956) in the form of American Depositary Shares (ADS) against all issued shares of Genus, Inc. common shares as contribution in kind. Each ADS represents the economic ownership in an ordinary share of AIXTRON AG. All issued and outstanding shares of Genus, Inc. were contributed into AIXTRON AG. On March 14, 2005, 4,427,929 ADS were also contributed into a trust property to pay the obligation of Genus, Inc. existing at that date and resulting from share options and convertible bonds as well as from warranties. An AIXTRON common share was deposited for each ADS contributed into the trust property.

AIXTRON AG cannot dispose of the trust property. Contrary to the rules under Germany Commercial Code and Company Law, the rules of IFRS (SIC 12) do not permit the trust property to be allocated to AIXTRON AG. In the IFRS financial statements the shares held in this property trust are therefore shown as own shares and deducted from the share capital.

In August 2005, 2,383,920 shares were issued to the owners of the convertible bonds of Genus, Inc. In the third quarter 2005, 41,226 ADS from this property trust were issued to employees for exercised share options.

By a resolution of May 18, 2005, the extraordinary meeting of the shareholders authorized the cancellation of the Authorized Share Capital I and of the Authorized Share Capital II. At the same time, they authorized the creation of a new Authorized Share Capital I and of a new Authorized Share Capital II. The amendment to the Company’s articles of association was registered in the commercial register on June 15, 2005. According to § 4 of the articles of association, an Authorized Capital of EUR 44,899,688.00 exists.

The general meeting of the shareholders authorized AIXTRON AG’s Executive Board

-

to increase, with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before May 17, 2010 by up to EUR 35,919,751.00 by issuing against either cash contribution or contribution in kind new registered no-par shares with a proportional amount of EUR 1.00 per share in the share capital (Authorized Share Capital I). In this case, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorized, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders’ pre-emptive right.

-

to increase, with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before May 17, 2010 by up to EUR 8,979,937.00 by issuing against cash contributions new registered shares without par value with a proportional amount of EUR 1.00 per share in the share capital (Authorized Capital II). In this case, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorized, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders’ pre-emptive right.

The Executive Board is also authorized, with the consent of the Supervisory Board, to define the rights embodied in a share and the other conditions and terms of the issuance of shares.

Paid-in capital

Paid-in capital mainly includes the premium on increases of subscribed capital as well as accrued stock option expense.

Accumulated Other Comprehensive Income

in EUR thousands	Currency translation	Derivative financial instruments	Total
Balance at January 1, 2004	(2,244)	1,469	(775)
Change in currency translation	48		48
Change in unrealized gains/losses before taxes		(308)	(308)
Deferred taxes		163	163
Balance at December 31, 2004	(2,196)	1,324	(872)
Change in currency translation	11,616		11,616
Change in unrealized gains/losses before taxes		(2,493)	(2,493)
Deferred taxes		864	864
Balance at December 31, 2005	9,420	(305)	9,115

The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the EUR.

The item “derivative financial instruments” comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

21. Earnings per share

Basic earnings per share

The calculation of the basic earnings per share at December 31, 2005, is based on the weighted-average number of common shares outstanding during the reporting period. The weighted-average number of issued commons shares and ADS was 82,111,081 (last year: 64,831,512).

Diluted earnings per share

The calculation of the diluted earnings per share at December 31, 2005 is based on the weighted-average number of outstanding common shares and ADS and of common shares and ADS with a possible dilutive effect resulting from share options being exercised under the share option plan and in connection with the conversion of issued convertible bonds and other options.

Weighted number of shares (diluted) as follows:

	2005	2004
Weighted average number of common shares and ADSs at December 31 (basic)	82,111,081	64,831,512
Dilutive effect of convertible bonds	0	25,440
Dilutive effect of share options	0	308,294
Weighted average number of commons shares and ADSs at December 31 (diluted)	82,111,081	65,165,246

The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be antidilutive:

Number of shares	2005	2004
Share options	5,357,986	3,377,161
Convertible bonds	25,440	0
	5,383,426	3,377,161

22. Employee benefits

Defined contribution plan

The Genus, Inc. 401 (k) Plan (“Genus Plan”) adopted in the context of the acquisition of Genus, Inc. provides retirement and incidental benefits for eligible employees. The Genus Plan provides for contributions (as determined by the Executive Board) that may not exceed 6% of the aggregate salaries of those employees eligible for participation. In 2005, Genus, Inc. contributed kEUR 151. Included in this amount is an amount of kEUR 4 that was contributed for a member of the Executive Board.

Defined benefit plan

The Company’s net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG.

Development of provisions for pensions as follows:

in EUR thousands	2005	2004
Present value of net obligations at January 1	703	736
Expense recognised in consolidated income statement (see below)	275	37
Present value of net obligations at December 31	978	773
Actuarial gains and losses not recognised	0	(70)
Total provisions for pensions at December 31	978	703

The expense for pensions developed as follows:

in EUR thousands	2005	2004
Interest expense	38	37
Actuarial gains and losses	237	0
	275	37

In the income statement, the expense of kEUR 275 (last year:  kEUR 37) is recognized in general administration expense. The following table shows the principal actuarial assumptions:

Biometrical calculation assumptions

	2005	2004
	Heubeck Richttafeln 2005G	Heubeck- Richttafeln 1998
Interest rate at December 31	4.35%	5.0%
Expected salary increase	0.0%	0.0%
Expected pension increase	1.5%	1.5%

23. Share-based payment

The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depositary Shares/ADS) for the issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The options become in equal installments of 25% per year after the second anniversary of the date of grant, subject to certain conditions exercisable. Vested options are only permitted to be exercised when the performance of the AIXTRON stock exceeds the performance of the Technology AS Price Index (formerly the New Market Index) by at least 5% in the reference period or when the turnover reported by AIXTRON rises by at least 25% per year and the profit/revenue ratio is at least 12%. Regardless of fulfillment of these conditions, the stock options can be exercised when 15 years have elapsed. Under the terms of the 1999 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. All options are settled by physical delivery of shares. Under this plan 2,087,956 options were outstanding for the purchase of commons shares.

In 2002, options were granted with the exercise price slightly less than fair market value. Fair market value is determined based upon the closing trading price on grant date.

AIXTRON stock option plan 2002

In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options become exercisable in equal installments of 25% per year after the second anniversary of the date of grant, subject to certain conditions exercisable. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus a premium of 20% over the average closing price. No grants were issued with a strike price less than fair market value. All options are settled by physical delivery of shares. A total of 1,844,545 options to purchase common stock were outstanding under this plan as of December 31, 2005.

Genus stock option plan 2000

Within the scope of the acquisition of Genus, Inc. the company adopted the Genus Incentive Stock Option Plan 2000. At the date of acquisition options were authorized to purchase 3,948,014 Genus shares of common stock under this plan. At the date of acquisition these options were converted into options to purchase 2,013,487 AIXTRON ADS. Options granted before May 18, 2003 vest over a three-year-period and expire five years from the date of grant. Options granted after May 18, 2003 vest over a four-year-period and expire in ten years from the date of grant. No further vesting conditions exist. A total of 1,365,076 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2005.

The stock option transactions are summarized as follows:

	AIXTRON share options
	Number of shares	Average exercise price (EUR)	Number of shares	Average exercise price (EUR)
	2005		2004
Balance at January 1	4,254,331	16.12	3,278,725	19.91
Granted during the year	0	0	1,180,005	6.17
Exercised during the year	0	0	0	0.00
Expired during the year	0	0	0	0.00
Forfeited during the year	321,830	11.99	204,399	19.45
Outstanding at December 31	3,932,501	16.46	4,254,331	16.12
Exercisable at December 31	716,480	21.85	523,032	29.51

	Genus share options
	Number of shares	Average exercise price (USD)
	2005
Balance at January 1	0	0.00
Addition Genus options	2,013,487	6.19
Granted during the year	0	0.00
Exercised during the year	41,226	2.53
Expired during the year	178,413	13.11
Forfeited during the year	428,772	5.95
Outstanding at December 31	1,365,076	5.47
Exercisable at December 31	938,036	5.37

The weighted-average share price of the options exercised was US$ 3.32.

The employees of Genus, Inc. held 2,676,620 stock options representing the right to receive 1,365,076 ADS of AIXTRON AG as of December 31, 2005. As part of the Genus, Inc. transaction, a trust for the employee stock options of Genus, Inc. was set up, into which ADS of AIXTRON AG were deposited after the capital increase on March 14, 2005.

AIXTRON stock options as of December 31, 2005

Exercise price (EUR)	Outstanding	Exercisable	Average option life (in years)
3.10	797,670	199,418	7.5
6.17	1,046,875	0	8.5
7.48	767,880	0	11.5
18.70	406,824	406,824	8.5
26.93	472,300	0	10.5
67.39	440,952	110,238	9.5
	3,932,501	716,480

Genus stock options as of December 31, 2005

Margin of exercise prices(USD)	Average exercise price (USD)	Outstanding	Exercisable	Average option life (in years)
2,10 to 3,13	2.58	168,572	168,572	1.7
3,45 to 4,84	3.90	445,711	232,595	6.4
5,00 to 6,90	5.19	305,966	275,233	2.7
7,20 to 9,41	8.06	394,847	218,592	7.9
9,90 to 12,73	10.45	49,980	43,044	2.6
		1,365,076	938,036

Fair value of stock options and valuation assumptions used to determine the personnel expenses is as follows:

The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a binomial lattice model. In accordance with the rules of IFRS 2 the measurement includes only options, which were granted after November 7, 2002 and had not yet vested on January 1, 2005.

In 2005 personnel expenses resulting from exercising stock options totaling EUR 1,801 thousand (previous year EUR 1,041 thousand) were incurred.

	AIXTRON share options granted
	in 2003	in 2004
Fair value on grant date	1.78	€3.08	€
Price per share	2.79	€4.84	€
Exercise price	3.10	€6.17	€
Expected volatility	73.76%	73.54%
Option life	10.5 years	10.5 years
Expected dividend payments	0.00	€0.00	€
Risk-free interest rate	4.40%	4.38%

	Genus share options granted
	in 2005	in 2004	before 2004
Average fair value on grant date	1.30	$1.65	$2.68	$
Average price per share	2.04	$2.51	$3.97	$
Average exercise price	2.04	$2.51	$3.97	$
Average expected volatility	91.76%	95.38%	104.20%
Average option life	10 years	10 years	9.53 years
Average expected dividend payments	0.00	$0.00	$0.00	$
Average risk-free interest rate	4.11%	4.27%	4.18%

The expected volatility is based on historic volatility.

24. Provisions

Development and breakdown of provisions:

in EUR thousands	January 01, 2005	Exchange rate differences	Changes in companies included in consolidation	Use	Reversal	Addition	December 31, 2005	thereof short term
Provisions for pensions	703	0	0	0	0	275	978	0
Provisions for personnel	2,588	34	1,442	3,933	88	1,842	1,885	1,885
Warranties	1,426	12	518	775	0	1,014	2,195	2,195
Onerous contracts	0	0	2,598	0	0	1,342	3,940	1,486
Provisions for commissions	902	12	175	785	12	974	1,266	1,266
Hedges	0	0	0	0	0	1,567	1,567	1,567
Other	2,147	113	8,631	7,746	124	3,280	6,301	5,633
Total	7,766	171	13,364	13,239	224	10,294	18,132	14,032
						thereof long term		4,100
								18,132

Provisions for pensions
The provisions for pensions are commented on in note 22.

Provisions for personnel expenses
These include mainly provisions for holiday not yet taken and bonuses.

Provisions for onerous contracts
These include provisions for contracts connected with obligations, including e.g. rent payable and contract risks.

Provisions for hedge transactions
For further details on the provisions for hedge transactions, please see note 27.

25. Trade payables and other non-current liabilities

The liabilities consist of the following:

in EUR thousands	2005	2004
Trade payables	17,479	13,901
Other liabilities from grants	1,427	0
Wage and church tax due,social security contributions	839	865
VAT due	1,329	12
Other liabilities	354	1,260
	3,949	2,137
	21,428	16,038

The trade payables also include accrued expenses for outstanding invoices for inventory and property, plant and equipment.

26. Convertible bonds and options

As in the last year, the liabilities from convertible bonds are still kEUR 3.

In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of kEUR 320, interest payable annually in arrears. The bonds are not transferable and must be repurchased at par if the employee leaves the Company. The notes are convertible, at the option of the holder, into shares of common stock, initially at a conversion rate of 480 shares (after the effects of share splits) of common stock for each EUR 51.13 principal amount of notes plus payment of an additional EUR 971.45, subject to adjustment in certain circumstances. Holders of these bonds have the right to exercise the conversion option in respect of 50% of notes held at the earliest two years after the initial offering and in respect of 100% of notes held after three years from the date of the initial offering. The right to convert expires at the end of the life of the bond. The conversion feature was not deemed to be beneficial at issuance.

Prior to January 1, 2002, an aggregate of kEUR 315 convertible bonds had been converted into 2,592,960 shares of common stock, after adjusting for share splits during the years ended December 31, 2001 and 2000. During the year ended December 31, 2002, convertible bonds worth kEUR 0.3 were converted into 2,880 shares of common stock. No bonds were converted to common stock during 2003, 2004, and 2005. AIXTRON had also taken back convertible bonds amounting to kEUR 2 at face value.

The remaining outstanding convertible bonds as of December 31, 2005, amounting to kEUR 3 can be converted, at the option of the holders, into 25,440 shares of common stock through November 2007.

As part of the acquisition of Genus, Inc, the Company assumed liabilities from convertible bonds at total par value of kEUR 4,807 (kUS$ 6,450) and at an interest rate of 7%. The convertible bonds were issued by Genus, Inc. in August 2002 and had a maturity term of three years. The interest was due every six months in February and in August and could be paid, at the option of Genus, Inc. either in cash or in shares of common stock. The holder of the notes had the option to either convert the note into shares of Genus common stock at a conversion rate of one Genus share for each USD 1.42 principal amount of notes, or to demand that there be a repayment in cash at the due date in August 2005. The option of conversion into Genus stock shares was changed, at the date of the Genus acquisition, into a right to convert each Genus stock share into a 0.51 AIXTRON ADS. For this purpose the required AIXTRON ADS were contributed into the trust property as part of the acquisition (see note 20).

In August 2005, the convertible bonds and the interest incurred since March 13, 2005 were completely settled by way of conversion into AIXTRON ADS. In this conversion 2,383,920 ADS from the trust property were issued to the holder of the convertible bonds. As a result no liability from the Genus convertible bond exists at the balance sheet date.

As part of the acquisition of Genus, Inc. additional options for 60,409 ADS were assumed. These options were still outstanding as of December 31, 2005. The options are held by unrelated third parties. The options will expire on May 13, 2006. Their weighted-average exercise price is US$ 9.95 per ADS. The fair value of the options was measured at kEUR 0 in preparing the opening balance sheet of Genus as of March 14, 2005. They were not accounted for in the consolidated financial statements. As there are no specific conditions for the exercise of the options, they are fully exercisable.

27. Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Company’s business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates.

Credit risks

Financial instruments generally exposed to a credit risk are trade receivables and cash and cash equivalents. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Due to the worldwide spread of risks, there is a diversification of the credit risk for trade receivables. Generally, the Company demands no securities for financial assets. However, a credit rating takes place for customers whose debts exceed a specific amount. In accordance with usual business practice, irrevocable letters of credit are requested from customers in Asia after award of the contract. Allowances are recognized for the risk of bad debt losses. In the opinion of the management, the risk of further bad debt losses from customer contracts is low.

The Company’s cash and cash equivalents are kept with banks which have a good reputation.

Interest rate risk

The Company is subject only to minor interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments, bank loans and convertible bonds.

Foreign currency risk

The Company is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than the EUR. The currencies giving rise to this risk are primarily Pounds Sterling and U.S. Dollars.

The Company uses forward exchange contracts and options to hedge the impact of the fluctuations in exchange rates on cash flows from forecasted and agreed sales transactions denominated in foreign currencies. The Company typically hedges less than 100% of the forecasted sales contracts. Forward exchange contracts have typically maturities of less than one year after the balance sheet date.

Hedging

Cash flow hedges

The fair value of the cash flow hedges classified as effective was kEUR -377 (last year: 2,116) as of December 31, 2005 and was recognized in other comprehensive income. The following table shows the development of the fair values, taking into account deferred taxes.

in EUR thousands	2005	2004

Par value of forward exchange contracts	5,419	32,911
Fair value of forward exchange contracts	5,796	30,795
	(377)	2,116
Deferred taxes	72	(792)
Losses/gains included in
other comprehensive income	(305)	1,324

The unrealized gains (kEUR 2,116) included in other comprehensive income as of December 31, 2004 were fully reversed and recognised in income statement at maturity date of the contract in the business year 2005. The gains actually realized in 2005 were kEUR 1,156.

The losses (kEUR 258) from the ineffective part of the cash flow hedges existing as of December 31, 2005 were recognized in the income statement. The face value of the forward exchange contracts was kEUR 6,325 at the balance sheet date.

The face value of the cash flow hedges to which no hedge accounting was applied at the balance sheet date was kEUR 12,101. The losses from the market assessment which are recorded in other operating expenses as of December 31, 2005, were kEUR 522.

Fair value hedges

The losses existing at the balance sheet date, i.e. those arising on the measurement of forward exchange contracts concluded to hedge agreed sales transactions (face value kEUR 6,135), are kEUR 410 and are recorded in other operating expenses. Furthermore, gains of kEUR 5 arose from forward exchange contracts with a face value of kEUR 1,335. These gains were also recognized in the income statement.

Fair values

The fair values and the carrying amounts of the financial instruments shown in the balance sheet are as follows:

	Carrying amount	Fair value	Carrying amount	Fair value
in EUR thousands	2005	2005	2004	2004

Cash and cash equivalents	31,435	31,435	45,498	45,498
Other non-current assets	499	499	5,820	5,820
Trade receivables	24,209	24,209	16,008	16,008
Other current assets	3,875	3,875	2,993	2,993
Other current liabilities	176	176	104	104
Forward exchange contracts	(1,562)	(1,562)	2,949	2,949
Trade payables	17,479	17,479	13,901	13,901
Deferred and current liabilities	15,794	15,794	15,666	15,666
Deferred revenues	730	730	1,845	1,845
Current tax liabilities	1,404	1,404	83	83
Convertible bonds	3	3	3	3
Gains/losses not recognized		0		0

Estimation of fair values

The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives

The fair value of forward exchange contracts is estimated on the basis of listed market prices.

Convertible bonds

The fair value is based on quoted market prices, if available.

Trade receivables/payables

For trade receivables/payables due within less than one year, the fair value is to reflect the face value. All other receivables/payables are discounted to determine the fair value.

28. Operating leases

Leases as lessee
Non-cancelable operating lease rentals are payable as follows:

in EUR thousands	2005	2004

within less than one year	1,898	655
between one and five years	6,901	1,444
after more than five years	3,430	1,179
	12,229	3,278

The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Regarding most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one to 15 years. None of the leases includes contingent rentals.

29. Capital commitments

As of December 31, 2005, the Company had entered into purchase commitments with suppliers in the amount of kEUR 10,745 (last year:  kEUR 7,761) for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2005 are kEUR 0 (last year:  kEUR 0) as of December 31, 2005.

30. Contingencies

The Company is involved in various legal proceedings or can be exposed to a threat of legal proceedings in the normal course of business. The Executive Board regularly analyses these matters, considering any possibilities of avoiding legal proceedings or of covering potential damages under insurance contracts and therefore recognized, where required, provisions. The Company grants to individual customers advance payment guarantees generally existing only for a limited period of time and reflecting normal business conduct. It is not expected that such matters will have a material effect on the Company’s net assets, results of operations and financial position.

31. Related parties

Identity of related parties
Related parties of the Company are subsidiaries, directors, executive officers and members of the Supervisory Board.

Remuneration of Executive Board and of Supervisory Board
The remuneration of the Supervisory and Executive Boards is as follows:

in EUR thousands	Paul Kent Hyland	Christopher Charles Dodson*	Stephen Duane Perry	Dr. Bernd Schulte	Timothy McEntee	Wolfgang Breme	Dr. William W. R. Elder	Consolidated total

Fixed remuneration	353	304	62	293	57	196	153	1,418
Variable remuneration	0	0	0	0	0	0	0	0
Remuneration based on
long term incentives	0	0	0	0	0	0	0	0
Remuneration of Executive
Board total	353	304	62	293	57	196	153	1,418

*                    The remuneration paid to Mr. Dodson in the financial year 2005 includes both the monthly salary and a severance payment of kEUR 220.

in EUR thousands	Kim Schindel- hauer	Dr. Holger Jürgensen	Prof. Dr. Wolfgang Blättchen	Karl- Hermann Kuklies	Prof. Dr. Rüdiger von Rosen	Joachim Simmroß	Consolidated total

Fixed remuneration	54	27	18	18	18	18	153
Variable remuneration	0	0	0	0	0	0	0
Attendance fee	3	3	6	0	0	3	15
Remuneration of Supervisory Board total	57	30	24	18	18	21	168
Total remuneration of executive bodies							1,586

Members of the Executive Board participate in the Company’s share option plan. In the financial year 2005, share options were neither issued to the Executive Board nor were options exercised by the board (see note 23).

Remuneration of the Executive Board is included in “personnel expenses” (see note 8), remuneration of the Supervisory Board is included in “other operating expenses” (see note 7).

32. Company entities

AIXTRON AG controls the following subsidiaries:

		Percentage holding
	Country	2005		2004

AIXTRON Inc.	USA	100		100
Thomas Swan Scientific Equipment Ltd. (TSSE Ltd.)	UK	100		100
AIXTRON chu-sik-hoe-sa (AIXTRON cshs)	South Korea	100		100
AIXTRON Taiwan Co. Ltd. (AIXTRON Taiwan)	Taiwan	100		100
Dotron GmbH	Germany	100		100
Epigress AB	Sweden	100		100
AIXTRON Kabushiki Kaisha, (AIXTRON KK)	Japan	100		100
Genus, Inc.	USA	100		0
Genus-Japan, Inc.	Japan	100		0
Genus Europa Ltd.	UK	100		0
Genus GmbH	Germany	100		0
Genus Korea cshs	South Korea	100		0
Genus srl	Italy	100		0
Genus trust	USA	0	*	0

*                    Shares deemed to be beneficial ownership, as control exists due to the trust relationship with AIXTRON AG (see note 20).

33. Events after the balance sheet date

There is no information of any events after the balance sheet which would result in a different assessment of the Company’s net assets, results of operation and financial position.

34. Fees for auditor

Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

in EUR thousands

for audit 2005	784
for audit 2004 and audit of the Genus opening balance sheet	369
for other confirmation and valuation services	29
for tax advisory services	66
for other services	24
1,272

Included in the total amount of fees are fees for Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Hanover in the amount of kEUR 495 for audit 2005, kEUR 5 for other confirmation and valuation services, kEUR 16 for tax services and kEUR 8 for other services.

35. Manpower

Compared to last year, the average number of employees during the current year was as follows:

	2005	2004

Sale and service	163	103
Research & development	188	147
Production	129	109
Administration	88	57
	568	416

36. Additional information about the cash flow statement

(i) Investing activity

In return for the sale of a production tool, intangible assets of kEUR 3,701 were acquired.

Additional costs of kEUR 5,775 already incurred last year in connection with the acquisition of Genus were shown as other non-current assets and were therefore included in cash inflows/outflows from operating activities. In the current business year 2005, further purchase-related costs of kEUR 3,628 were capitalized. These are recognized in cash inflows/outflows from investing activities.

The item “investments in property, plant and equipment” includes government grants of kEUR 422. Such grants were accounted for as a reduction of cost. Furthermore, grants of kEUR 648 were treated as an accrued receivable and recorded in the line item “investment in property, plant and equipment” as a transaction not affecting cash.

(ii) Financing activity

The liabilities from convertible bonds assumed as part of the acquisition of Genus, Inc. were fully settled in the business year 2005 by issuing equity instruments (ADS) (see note 26). In this context, no payments were required.

37. Report on declaration relating to German Corporate Governance Code in accordance with Section 161 of the German Stock Corporation Act (Aktiengesetz)

The Executive and Supervisory Boards have rendered the declaration of compliance in accordance with Section 161 of the German Stock Corporation Act (Aktiengesetz) and made this permanently available to shareholders on the Company’s web site www.AIXTRON.com.

38. Explanation of transition to IFRS

As stated in note 1, these are the Company’s first consolidated financial statements prepared in accordance with IFRS by applying IFRS 1.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for the year ended December 31, 2004 and in the preparation of an opening IFRS balance sheet as of January 1, 2004 (the Company’s date of transition).

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (U.S. GAAP). An explanation of how the transition from U.S. GAAP to IFRS has affected the Company’s net assets, results of operations and financial position is given in the following tables and notes.

Reconciliation of Equity

	January 1, 2004			December 31, 2004
in EUR thousands	US GAAP	Effects from transition to IFRS	IFRS	US GAAP	Effects from transition to IFRS	IFRS
Assets
Property, plant and equipment	43,300	(4,938)	38,362	41,598	(4,528)	37,070
Goodwill	12,957	0	12,957	13,633	0	13,633
Other intangible assets	4,558	0	4,558	4,295	0	4,295
Investment property	0	4,938	4,938	0	4,908	4,908
Other non-current assets	346	0	346	5,820	0	5,820
Deferred tax assets	7,580	(58)	7,522	6,922	(1,100)	5,822
Total non-current assets	68,741	(58)	68,683	72,268	(720)	71,548
Inventories	33,011	0	33,011	35,101	2,175	37,276
Trade receivables	9,495	0	9,495	16,008	0	16,008
Curernt tax assets	1,502	0	1,502	63	0	63
Other current assets	5,660	0	5,660	5,942	0	5,942
Cash and cash equivalents	45,303	0	45,303	45,498	0	45,498
Total current assets	94,971	0	94,971	102,612	2,175	104,787
Total assets	163,712	(58)	163,654	174,880	1,455	176,335
Shareholders’ equity and liabilities
Subscribed capital	64,832	0	64,832	64,832	0	64,832
Additional paid-in capital	27,584	178	27,762	27,647	1,156	28,803
Retained earnings	36,651	(126)	36,525	43,797	407	44,204
Other comprehensive income	(775)	0	(775)	(872)	0	(872)
Equity attributable to the shareholders of the parent company	0	159	159	0	0	0
Total shareholders’ equity	128,292	211	128,503	135,404	1,563	136,967
Minority interests	159	(159)	0	0	0	0

Liabilities
Provisions for pensions	784	(110)	674	811	(108)	703
Other non-current liabilities	152	0	152	104	0	104
Total non-current liabilities	936	(110)	826	915	(108)	807

Trade payables	11,744	0	11,744	13,901	0	13,901
Advance payments from customers	13,097	0	13,097	13,529	0	13,529
Other current accruals and provisions	4,058	0	4,058	7,063	0	7,063
Other current liabilities	2,335	0	2,335	2,137	0	2,137
Current tax liabilities	0	0	0	83	0	83
Convertible bonds	3	0	3	3	0	3
Deferred revenues	3,088	0	3,088	1,845	0	1,845
Total current liabilities	34,325	0	34,325	38,561	0	38,561
Total liabilities	35,261	(110)	35,151	39,476	(108)	39,368
Total shareholders’ equity and liabilities	163,712	(58)	163,654	174,880	1,455	176,335

Notes to the reconciliation of equity

The effect of the change to IFRS on the consolidated equity is as follows:

in EUR thousands	January 1, 2004	December 31, 2004
Consolidated capital under US-GAAP	128,292	135,404
a) Property, plant and equipment	0	380
a) Inventories	0	2,175
b) Provisions for pensions - employee benefits	110	108
c) Share-based payments	0	0
d) Increase in deferred tax liabilities	(58)	(1,100)
e) Reclassification shares of other shareholders	159	0
Consolidated equity under IFRS	128,503	136,967

The adjustment effects are attributable to the following differences in accounting policies between US-GAAP and IFRS:

(a) When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value. Under previous GAAP, any reversal of impairment is prohibited. Under IFRS, there was therefore a reversal of impairment loss for items of property, plant and equipment, amounting to kEUR 380 and a reversal of a write-down on inventories, amounting to kEUR 2,175, as of December 31, 2004.

(b) Under previous GAAP, the Company elected to use a “corridor” approach that left some actuarial gains and losses unrecognized. In accordance with IFRS 1.20, AIXTRON as a first-time adopter elected to recognize all cumulative actuarial gains and losses at the date of the transition to IFRS (January 1, 2004), even if it plans to use the corridor approach under IAS 19 with respect to later actuarial gains and losses. The gains recognized as of January 1, 2004 were kEUR 110.

(c) The Company applied IFRS 2 to its existing share-based payment transactions at January 1, 2004 (the Company’s date of transition to IFRS). Under IFRS 2.53 the standard must be applied to all share-based payments granted since November 7, 2002. The fair value of such share-based payment transactions is calculated in applying the binomial lattice model and is spread, as expense, over the periods of non-negotiability as fixed under the share option plans. Under the accounting standards applied in the past (APB No. 25), these share-based payments transactions were accounted for at intrinsic value.

As the share-based payment transactions were accounted for at the fair value as defined in IFRS 2, an amount of kEUR 178 was recorded in the capital reserve while there was a decrease in the consolidated profit.

(d) The tax expenses resulting from the above changes had the effect that there was a decrease in deferred tax assets in the group. At a tax rate of 39.28%, the decrease was kEUR 58 as of January 1, 2004 and kEUR 1,100 as of December 31, 2004.

(e) Under IFRS, minority interests must be shown as a component of the consolidated equity. Under accounting standards applied in the past (US-GAAP), the minority interests were shown on the face of the balance sheet after equity and before liabilities. As of January 1, 2004, there were minority interests of kEUR 159 which had to be reclassified on this basis.

The effect of the above adjustments on retained earnings is as follows:

in EUR thousands	January 1, 2004	December 31, 2004
Retained Earnings under US-GAAP	36,651	43,797
a) Property, plant and equipment	0	380
a) Inventories	0	2,175
b) Provisions for pensions - employee benefits	110	108
c) Share-based payments	(178)	(1,156)
d) Increase in deferred tax liabilities	(58)	(1,100)
Retained Earnings under IFRS	36,525	44,204

Reconciliation to Net Income 2004

in EUR thousands	US GAAP	Effects from transition to IFRS	IFRS
Revenues	140,004	0	140,004
Manufacturing cost	89,957	(2,353)	87,604
Gross result	50,047	2,353	52,400
Selling expenses	17,931	366	18,297
General administrative expenses	13,088	152	13,240
Research & development costs	20,149	258	20,407
Other operating income	9,939	0	9,939
Other operating expense	721	0	721
Operating result	8,097	1,577	9,674
Interest income	786	0	786
Interest expense	2	0	2
Net interest	784	0	784

Income before taxes	8,881	1,577	10,458

Taxes on income	1,787	1,042	2,829
loss (after taxes) attributable to minority shareholders	(52)	0	(52)

Net income for the year (after taxes)	7,146	535	7,681

Basic earnings per share (EUR)	0.11		0.12

Diluted earnings per share (EUR)	0.11		0.12

Weighted average number of shares 2004 which was taken as a basis for the calculation.

Basic	64,831,512		64,831,512
Diluted	64,856,952		65,165,246

Presentation of material adjustments to the cash flow statement for 2004

There are no material differences between the cash flow statement presented under IFRS and the cash flow statement presented under previous GAAP (US-GAAP).

39. Supervisory and Executive Boards

Composition of the Supervisory Board as of December 31, 2005:

Dipl.-Kfm. Kim Schindelhauer, Aachen, Germany, businessman (Chairman of the Supervisory Board since 2002)

•      Membership in Supervisory Boards and controlling bodies:

•                  MEDION AG, Essen, Germany — member of the Supervisory Board

•                  Deutsches Aktieninstitut e.V., Frankfurt/Main, Germany — member of the Executive Board

Dr. Holger Jürgensen, Aachen, Germany, physicist (Deputy Chairman of the Supervisory Board since 2002)

Prof. Dr. Rüdiger von Rosen, Frankfurt/Main, Germany businessman, Deutsches Aktieninstitut e.V., Frankfurt/Main, Germany; Managing member of the Executive Board (member of the Supervisory Board since 2002)

•      Membership in Supervisory Boards and other controlling bodies:

•                  PricewaterhouseCoopers AG, Frankfurt/Main, Germany — member of the Supervisory Board

Dipl.-Kfm. Joachim Simmroß, Hanover, Germany, businessman (member of the Supervisory Board since 1997)

•      Membership in Supervisory Boards and controlling bodies:

•                  technotrans AG, Sassenberg, Germany — Chairman of the Supervisory Board

•                  WeHaCo Unternehmensbeteiligungs-Aktiengesellschaft, Hanover, Germany — member of the Supervisory Board

•                  BAG BiologischeAnalysensystem GmbH, Lich, Germany — member of the Advisory Board

•                  MTS Mikrowellen Technologie und Sensoren GmbH, Ottobrunn, Germany — member of the Advisory Board

•                  KAPPA opto-electronics GmbH, Gleichen, Germany — member of the Advisory Board

•                  Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main, Germany — member of the Supervisory Board

•                  GBK Beteiligungen AG, Hamburg, Germany — member of the Supervisory Board

•                  HANNOVER Finanz GmbH, Hanover, Germany — member of the Advisory Board

Karl-Hermann Kuklies, Duisburg, Germany, businessman (member of the Supervisory Board since 1997)

Prof. Dr. Wolfgang Blättchen, Leonberg, Germany, business consultant, Executive Board of Blättchen & Partner AG, Leonberg, Germany (member of the Supervisory Board since 1998 and Chairman of the Audit Committee since May 17, 2005)

•      Membership in Supervisory Boards and controlling bodies:

•                  Marc O’Polo AG, Stephanskirchen, Germany — Chairman of the Supervisory Board

•                  Horváth AG, Stuttgart, Germany — Deputy Chairman of the Supervisory Board

•                  Gardena AG, Ulm, Germany — member of the Supervisory Board

•                  tec2b AG, Plietzhausen, Germany — Chairman of the Supervisory Board

•                  APCOA Parking AG, Stuttgart, Germany — member of the Supervisory Board

•                  HAUBROK AG, Düsseldorf, Germany — Deputy Chairman of the Supervisory Board

•                  Paion AG, Aachen, Germany — member of the Supervisory Board (until October 2005)

The following gentlemen are members of the Company’s Executive Board:

•                  Paul Kent Hyland, Aachen, Germany, businessman, President and Chief Executive Officer

•                  Christopher Charles Dodson, Aachen, Germany, businessman, Chief Financial Officer (until March 31, 2005)

•                  Timothy McEntee, Aachen, Germany, chemist, Chief Operating Officer, Semiconductor Equipment (until March 31, 2005)

•                  Stephen Duane Perry, Aachen, Germany, businessman, Chief Operating Officer, Global Service Operations (until March 31, 2005)

•                  Dr. Bernd Schulte, Aachen, Germany, physicist, Chief Operating Officer, Compound Semiconductor Technologies

•                  Dipl.-Kfm. Wolfgang Breme, Aachen, Germany, businessman, Chief Financial Officer (since April 1, 2005)

•                  Dr. William W. R. Elder, Sunnyvale, California/USA, engineer, Chairman AIXTRON SSTS (SiliconSemiconductorTechnologies, since July 1, 2005).

The following notes have not previously been reported as part of AIXTRON’s notes to the consolidated financial statements in accordance with IFRS:

40. Reconciliation from IFRS to U.S. GAAP

Reconciliation of Equity IFRS to U.S. GAAP:

in EUR thousands	December 31, 2004	December 31, 2005

Consolidated equity under IFRS	136,967	183,599
a) Property, plant and equipment	(380)	0
a) Inventories	(2,175)	(1,804)
b) Provisions for pensions - employee benefits	(108)	0
c) Share-based payments	0	0
d) Income tax effect	1,100	198
e) Purchase price Genus acquisition	0	44,227
f) Impairment Genus goodwill	0	(44,227)
Consolidated equity under US-GAAP	135,404	181,993

in EUR thousands	December 31, 2004	December 31, 2005

Consolidated profit/loss under IFRS	7,681	(53,468)
a) Property, plant and equipment	(380)	380
a) Inventories*	(2,176)	371
b) Provisions for pensions - employee benefits	2	108
c) Share-based payments*	977	1,769
d) Income tax effect	1,042	(902)
f) Impairment Genus goodwill	0	(44,227)
Consolidated profit/loss under US-GAAP	7,146	(95,969)

* Difference due to rounding +/- kEUR 1.

The adjustment effects are attributable to the following differences in accounting policies between U.S. GAAP and IFRS:

a. Property, Plant, and Equipment and Inventories

When the circumstances that previously caused inventories or property, plant, and equipment to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed under IFRS (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value. Under U.S. GAAP, any reversal of impairment is prohibited. Under IFRS, there was therefore a reversal of impairment loss for items of property, plant, and equipment amounting to kEUR 380 and a reversal of a write-down on inventories amounting to kEUR 2,176 as of December 31, 2004. In the course of the usage of these inventories additional cost were booked under IFRS in 2005 amounting to kEUR 371, and the equipment was written down in 2005, resulting in an additional cost of kEUR 380 under IFRS.

b. Provisions for Pension – Employee Benefits

Under U.S. GAAP, the Company elected to use a “corridor” approach that left some actuarial gains and losses unrecognized. In accordance with IFRS 1.20, AIXTRON as a first-time adopter of IFRS elected to recognize all cumulative actuarial gains and losses at the date of the transition to IFRS (January 1, 2004), even if it the company chose to use the corridor approach under IAS 19 with respect to later actuarial gains and losses beginning at January 1, 2005. At December 31, 2005 there was therefore no difference between IFRS and US-GAAP.

c. Share-based Payments

The Company applied IFRS 2 to its existing share-based payment transactions at January 1, 2004 (the Company’s date of transition to IFRS). Under IFRS 2.53 the standard must be applied to all share-based payments granted since November 7, 2002. The fair value of such share-based payment transactions is calculated in applying the binomial lattice model and is spread, as expense, over the periods of non-negotiability as fixed under the share option plans.

As the share-based payment transactions were accounted for at the fair value as defined in IFRS 2, in 2005 an amount of kEUR 1,801 (2004: kEUR 1,041) was recorded in the capital reserve while there was a decrease in the consolidated profit under IFRS in 2005.

Under the accounting standards applied under U.S. GAAP in 2005 (APB No. 25), these share-based payments transaction were accounted for at intrinsic value which amounted to kEUR 32 in 2005 (2004: kEUR 63). The difference between the expense under IFRS and U.S. GAAP is shown in the reconciliation of profit and loss above.

d. Income Tax Impact of Adjustments

The tax expenses resulting from the above changes had the effect that there was an increase in deferred tax assets from IFRS to U.S. GAAP in the group. At a tax rate of 39.28%, the increase was kEUR 58 as of January 1, 2004 and kEUR 1,100 as of December 31, 2004. In 2005 a write-down on deferred tax assets had to be booked. As a result of the increase of deferred tax assets in 2004 the write-down of deferred tax assets under U.S. GAAP was higher than under IFRS in 2005.

e. Purchase Price Genus Acquisition

Under IFRS the consideration paid for an acquiree is defined at the date of acquisition. The date of acquisition of Genus, Inc was March 13, 2005. Therefore a share price of 3.72 EUR was used to measure 20,539,956 AIXTRON shares. The fair value of stock options included in the purchase price was 2,494 kEUR.

Under U.S. GAAP the consideration paid for an acquiree is defined at the date the transaction is announced. The merger between Genus, Inc. and AIXTRON AG was announced on July 2, 2004. The share price at that date was 5.60 EUR. This price was used to measure the shares given to the Genus shareholders. The fair value of stock options included in the purchase price was 4,499 kEUR.

Further differences result from the valuation of convertible bonds.

In total the difference resulting from the Genus acquisition amounts to 44,227 kEUR as at December 31, 2005.

f. Impairment Genus Goodwill

The differences in the valuation of the Genus acquisition between IFRS and U.S. GAAP (as described under (e)) resulted in a higher Goodwill under U.S. GAAP than under IFRS and therefore in a higher impairment charge at the end of 2005.

41. Additional U.S. GAAP Information

Allowances for Doubtful Accounts

Trade receivables include allowances for doubtful accounts in the amount of kEUR 445 in 2005 as compared to kEUR 355 in 2004.

	Years ended December 31,
in EUR thousands	2005	2004
Balance at beginning of year	355	187
Additions	147	188
Change in companies included in consolidation	58	0
Utilizations of the allowance	0	0
Reduction of allowance in the year	(115)	(20)
	445	355

SFAS No. 130 “Reporting Comprehensive Income”

SFAS No. 130 “Reporting Comprehensive Income” required the reporting of all changes in shareholders’ equity except those resulting from investments by of distributions to shareholders.

in EUR thousands	2005	2004
Net loss/profit under U.S. GAAP	(95,969)	(7,146)
Change in currency translation adjustment
- According to IFRS	11,616	48
- reconciliation to U.S. GAAP	3,607	0

Change in unrealized gains/losses before taxes	(2,493)	(308)
Deferred taxes	864	163

Comprehensive income after taxes	(82,375)	7,049

Share-based payments

As required under SFAS No. 123 amended by SFAS 148 we provide additional information for the stock option plans which are accounted for according to APB Opinion No. 25:

in EUR thousands	2005	2004
Net loss / profit as reported (US-GAAP)	(95,969)	7,146

Add. Stock-based employee compensation expense determined under APB No. 25	32	63

Deduct: Stock-based employee compensation expense determined under SFAS No. 123	(3,569)	(4,685)

Pro forma net loss/profit (US-GAAP)	(99,506)	2,524

Earnings per share (basic):
as reported (EUR)	(1.17)	0.11
pro forma (EUR)	(1.21)	0.04

Earnings per share (diluted):
as reported (EUR)	(1.17)	0.11
pro forma (EUR)	(1.21)	0.04

Deferred tax disclosures

Allocation of profit before taxes (IFRS)

in EUR thousands	2005	2004
Germany	(20,171)	9,562
Outside Germany	(32,044)	896
Total	(52,215)	(10,458)

Allocation of income taxes (IFRS)

in EUR thousands	2005	2004
Germany	372	2,277
Outside Germany	881	552
Total	1,253	2,829

Amortization of Intangible Assets

The estimated aggregate amortization expense in each of the next five years is as follows (in EUR thousands):

Years ended December 31,

2006	3,354
2007	3,208
2008	3,125
2009	3,125
2010	3,125

Operating Leases

Further to Note 28 (“Operating Leases”) the following table sets forth a breakdown of non-cancelable operating lease rentals by maturity:

in EUR thousands	2005	2004
Due <1 year	1,898	655
Due >1 years <2 years	1,824	465
Due >2 years <3 years	1,787	397
Due >3 years <4 years	1,661	319
Due >4 years <5 years	1,629	263
Due >5 years	3,430	1,179
	12,229	3,278

Aggregate rental expense for operating leases was kEUR 2,075 and kEUR 746 for the years ended December 31, 2005 and 2004, respectively.

Concentrations

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents with high-quality institutions. Generally, credit risk with respect to accounts receivable is diluted due to their dispersal across different customers throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains reserves for potential credit losses and historically such losses have been within management’s expectations.

In 2005, revenues from one customer amounted to 16.5% of total revenue. No other customer accounted for more than 10% of total revenue in 2005. In 2004, revenues from one customer amounted to 14.6% of total revenue. No other customer accounted for more than 10% of total revenue in 2004.

Employee benefits - defined benefit plan

The Company’s net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. In fiscal year 2005 AIXTRON made no pension payments. The estimated payments for the next five years will amount to kEUR 0. The measurement date to determine the pension commitments is December 31.

Additional Notes regarding Genus acquisition

Pro forma disclosure

The following table summarizes pro forma financial information assuming the Genus, Inc. acquisition had occurred on January 1, 2004. This pro forma information does not necessarily represent what would have occurred if the transaction had taken place on the date presented and should not be taken as representative of our future consolidated results of operation or financial position.

in EUR thousands	January 1 — December 31, 2004
Revenues	172,552
Net loss	(10,292)
Earnings per share
— basic	(0.12)
— diluted	(0.12)

Intangible assets

The intangible assets acquired in the Genus transaction are amortized over a weighted average period of 6.3 years.

See Note 4 to the Consolidated Financial Statements for further information on the Genus transaction.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements.  In March 2005, the SEC issued Staff Accounting Bulletin (SAB) 107, which provides the Staff’s views regarding interactions between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The adoption of SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. The Company will adopt of SFAS No. 123(R) for its  fiscal year ending on December 31, 2006 reporting and expects to have a material impact on the Company’s consolidated results of operations and financial position.

In February 2006, the FASB  issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of  FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.  The statement clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133 and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.  The statement also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.  It amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for the Company for all financial instruments acquired or issued after July 1, 2007. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for the Company for accounting changes made in fiscal years beginning July 1, 2006; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS No. 154 is not expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In March 2005, the FASB published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that the term “conditional asset retirement obligation,” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of this Interpretation for the fiscal year ending on December 31,2006 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for the Company for nonmonetary asset exchanges beginning the fiscal ending on December 31, 2006.  The adoption of SFAS No. 153 is not expected have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”.  SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges.  The provisions of SFAS No.151 are effective for the fiscal year beginning July 1, 2005.  The adoption of SFAS No. 151 did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.