Form 20-F
period 2006-12-31
AIXTRON AG
filed 2007-03-15
CIK 1089496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006: 89,799,397 ordinary shares, no par value.

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
Recently Issued Accounting Standards
Management’s Discussion and Analysis of Results of Operations
Overview
Significant Factors Affecting Results
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

The Company’s audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and its interpretations adopted by the International Accounting Standards Board (“IASB”).

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

Item 2:  Offer Statistics and Expected Timetable

Not applicable.

Item 3:  Key Information

A. Selected Financial Data

The table below presents AIXTRON’s selected historical consolidated financial data as of the dates and for the periods indicated, which are derived from the Company’s audited Consolidated Financial Statements.  The historical consolidated statement of operations data presented below for the fiscal years ended December 31, 2006, 2005, and 2004 and the historical consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from AIXTRON’s historical Consolidated Financial Statements included in this report and audited by Deloitte & Touche GmbH in accordance with the standards of the Public Company Accounting Oversight Board (United States).

You should read the selected consolidated financial data set forth below in conjunction with “Item 5 — Operating and Financial Review and Prospects” and AIXTRON’s Consolidated Financial Statements included in this report.  The historical results included below and elsewhere in this report are not necessarily indicative of AIXTRON’s future performance.

	Historical (in thousands of euro, except share and per share data) As of or For the Year Ended December 31
	2006	2006	2005	2005	2004	2004	2003	2002
	IFRS	US GAAP	IFRS	US GAAP	IFRS	US GAAP	US GAAP	US GAAP
Consolidated Statement of Operations Data:

Revenue	171,685	171,685	139,402	139,402	140,004	140,004	90,402	152,112

Operating income (loss)	5,699	4,682	-52,675	-94,273	9,674	8,097	-26,606	20,890

Net income (loss)	5,857	5,180	-53,468	-95,969	7,681	7,146	-17,838	15,143

Earnings (loss) per share-basic (EUR)(1)	0.07	0.06	-0.65	-1.17	0.12	0.11	-0.28	0.23

Earnings (loss) per share-diluted (EUR)(1)	0.07	0.06	-0.65	-1.17	0.12	0.11	-0.28	0.23

Dividends declared per common share (EUR)(2)	0.00	0.00	0.00	0.00	0.00	0.00	0.08	0.18
Consolidated Balance Sheet Data:

Total assets	263,482	261,821	237,317	235,711	176,335	174,880	163,712	192,760

Total liabilities	79,540	79,540	53,718	53,718	39,368	39,476	35,261	40,770

Minority interests	0	0	0	0	0	0	159	359

Shareholders’ equity	183,942	182,281	183,599	181,993	136,967	135,404	128,292	151,631

Subscribed capital	87,836	87,836	87,797	87,797	64,832	64,832	64,832	64,832

Other Data:

Adjusted weighted average number of shares outstanding
- basic	87,824,321	87,824,321	82,111,081	82,111,081	64,831,512	64,831,512	64,831,512	64,828,872
- diluted	87,902,699	87,902,699	82,111,081	82,111,081	65,165,246	64,856,952	64,831,512	64,854,312

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

Year ended December 31,	Average Rate
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661
Quarter ended December 31, 2006	1.3077

The following table shows the noon buying rates for euros in U.S. dollars for the last six months.

Month Ended	High	Low
August 2006	1.2914	1.2735
September 2006	1.2833	1.2648
October 2006	1.2773	1.2502
November 2006	1.3261	1.2705
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007 (through February 15, 2007)	1.3140	1.2933

On February 15, 2007, the noon buying rate was U.S. $ 1.3140 per € 1.00.

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

Company-Related Risk

The compound semiconductor and the semiconductor industries can be highly volatile and unpredictable, which may adversely affect AIXTRON’s operating results and result in significant volatility in the market price of its ordinary shares and American Depositary Shares.

The compound semiconductor and the semiconductor manufacturing equipment industry can be affected by the cyclical nature of the semiconductor industry.  Although semiconductors are used in many different products, the markets for those products are interrelated to various degrees.  The industry has historically experienced sudden changes in supply and demand for semiconductors.  The timing, length and severity of these industry cycles are difficult to predict.  During periods of declining demand for semiconductor manufacturing equipment, AIXTRON needs to be able to quickly and effectively align its cost structure with prevailing market conditions, to manage its inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees.  Because a high proportion of AIXTRON’s costs are fixed in the near term, the Company’s ability to reduce expenses quickly in response to revenue shortfalls is limited.  During periods of rapid growth, AIXTRON’s business must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people.  The Company’s customers often accelerate or delay expenditures, as well as attempt to cancel or reschedule their orders, in reaction to variations in their businesses or market conditions.  As a result, AIXTRON must be able to react quickly to these changes in supply and demand.  A failure to quickly align the Company’s cost structure and manufacturing capabilities with industry fluctuations could lead to significant losses or to fail to capitalize on increased demand.  In either event, the results of operations may be adversely affected, which could result in significant volatility in the market price of the Company’s ordinary shares and American Depositary Shares (ADSs).

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

Revenues from AIXTRON’s systems primarily depend upon the decision of a prospective customer to invest in or upgrade its manufacturing capabilities, which typically involves a significant capital commitment by the customer.  Customers usually place orders with AIXTRON between three to nine months, or longer, after the Company’s initial contact with them regarding a particular system. AIXTRON often experiences delays in obtaining system orders while customers evaluate and receive internal approvals for the purchase of these systems.  These delays may include the time necessary to plan, design or complete a new or expanded semiconductor fabrication facility.  Due to these factors, the Company expends substantial funds as well as marketing and management efforts to sell its semiconductor production systems.  These expenditures and efforts may not result in revenues.

In order to expand its materials production capabilities, the Company has dedicated a number of its systems to the manufacture of wafers and devices.  At any given time, some of AIXTRON’s products are being tested to determine whether they meet customer or industry specifications.  During such a qualification period, AIXTRON invests significant resources and dedicates substantial production capacity to the manufacture of these new products, prior to any commitment to purchase by the prospective customer and without generating significant revenues from the qualification process.

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

AIXTRON has historically experienced significant fluctuations in its quarterly operating results and the Company anticipates that such fluctuations will continue.  AIXTRON’s results may vary significantly depending on a number of factors, including:

•	changes in the semiconductor market environment;

•	changes in regulations affecting the semiconductor industry;

•	changes in the mix or cost of its products and services;

•	the timing of the introduction or acceptance of new products and services offered by AIXTRON or its competitors; and

•	exchange rate fluctuations, in particular between the euro, the U.S. dollar and the pound sterling.

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

The factors described above, together with the cyclical nature of the semiconductor industry, could cause the market price of AIXTRON’s ordinary shares and its ADSs to fluctuate significantly.

AIXTRON’s business is exposed to the risks of operating an international business.

AIXTRON’s business has operations located in many countries throughout the world to support the Company’s sales and services to the global semiconductor industry. Managing international operations located in many countries throughout the world presents complex management challenges. These challenges may make it more difficult for AIXTRON to implement business strategies and enforce centralized business processes and controls across its enterprise.

AIXTRON is highly dependent on international revenues, particularly revenues from Asian countries.

Revenues outside of Europe accounted for 87.05 % of the Company’s total revenues for the year ended December 31, 2006, versus 84.18 % for the year ended December 31, 2005, and 90.26 % of total revenues for the year ended December 31, 2004.  Revenues from AIXTRON’s Asian-based customers accounted for 78.76 % for the year ended December 31, 2006, versus 73.91 % of total revenues for the year ended December 31, 2005, and 77.21 % of total revenues for the year ended December 31, 2004.  AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues.  As a result, a significant portion of the Company’s revenues will be subject to risks, including:

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

Exchange rate fluctuations, in particular between the euro, the U.S. dollar and the pound sterling, could adversely affect AIXTRON’s ability to price its products competitively and its operating results.

The Company’s operations are conducted by entities in many countries and a substantial portion of its sales and productions costs are denominated in currencies other than the euro. As a result, fluctuations between the value of the euro and other major currencies, in particular the U.S. Dollar and the pound sterling, may affect the Company’s operating results. While AIXTRON has taken steps to reduce part of these currency exposures, including by entering into forward exchange contracts to hedge the exchange rate risk arising on the export of equipment, AIXTRON is not able to completely eliminate the risk that fluctuations in foreign currencies will adversely affect its operating results.

Further details can be found in “Item 11, Quantitative and Qualitative Disclosure about Market Risk.”

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

AIXTRON has in the past and may in the future undertake acquisitions of or significant investments in, other businesses with complementary products, services or technologies.  Acquisitions, or other significant investments, involve many risks, including:

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

AIXTRON schedules production of its systems based upon order backlog and customer commitments.  Based on the complexity of the systems that AIXTRON produces, the Company must expend considerable efforts in hiring, training and retaining qualified manufacturing personnel.  AIXTRON has in the past experienced delays in customer delivery schedules, as well as outright cancellations of orders.  As a consequence, the Company may incur significant near term expenses for manufacturing capabilities that it may not be able to fully utilize, which would negatively affect its gross margins and its profitability.  Moreover, industry analysts evaluate AIXTRON’s backlog in determining the Company’s prospects.  If AIXTRON experiences significant reductions in its backlog as a result of cancellations or the Company’s failure to obtain new orders, it could experience negative ratings from analysts which could adversely impact the trading value of the Company’s stock.

The semiconductor industry and AIXTRON’s operations are characterized by a high percentage of costs that are fixed or otherwise difficult to reduce in the short-term, and by product demand that is highly variable and is subject to significant downturns that may adversely affect the Company’s business, results of operations and financial condition.

The semiconductor industry and AIXTRON’s operations are characterized by high costs, such as those related to facility construction and equipment, research and development, and employment and training of a highly skilled workforce, that are either fixed or difficult to reduce in the short-term.  At the same time, demand for the Company’s products is highly variable and downturns have been experienced, often in connection with maturing product cycles and downturns in general economic market conditions.  These downturns have been characterized by reduced product demand, manufacturing overcapacity, high inventory levels and decreased average selling prices.  The combination of these factors may cause AIXTRON’s revenue, gross margin, cash flow and profitability to vary significantly both in the short-term and over the long-term.

AIXTRON’s businesses use potentially harmful chemicals and other hazardous materials.  AIXTRON is subject to environmental risks and regulations which could harm the Company’s results of operations and financial condition.

The Company’s research and development activities, as well as the manufacturing and demonstration of AIXTRON’s products, involve the use of potentially harmful chemical and other hazardous or potentially hazardous materials and radioactive compounds. AIXTRON cannot completely eliminate the risk of contamination or injury from the use, storage, handling or disposal of these materials.  In the event of contamination or injury, AIXTRON could be held liable for damages that result, and any liability could exceed the Company’s resources. AIXTRON is subject to the laws and regulations of numerous jurisdictions governing the use, storage, handling and disposal of these materials and specified waste products.  The Company’s cost of compliance with these laws and regulations include local, state and federal fees and costs related to the installation and maintenance of safeguards to mitigate the risk of potential release of hazardous materials (including equipment safeguards, such as scrubbers).  The amounts expended in compliance with these laws and regulations to date have not had a material effect on the Company’s capital expenditures, earnings and competitive position.  However, if stricter laws were passed or applicable environmental laws were more strictly enforced, AIXTRON may incur significant additional capital expenditure to address compliance with such environmental laws and regulations.

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

AIXTRON’s corporate affairs are governed by its Articles of Association (Satzung) and German law.  German law is generally less specific than U.S. law in terms of governance of corporate operations.  Under German law, as a holder of AIXTRON’s ADSs you may have fewer or less well-defined rights than you would as a shareholder of a U.S. company.  For example, a shareholder of a U.S. corporation may institute lawsuits on behalf of the corporation and class actions.  In Germany the company must assert claims for damages against members of the Executive Board or the Supervisory Board upon a respective shareholders’ resolution requiring a simple majority of the votes cast.  Moreover, in Germany, shareholders whose shares represent 1 % or a proportional amount of € 100,000 of the stated share capital of the stock corporation may apply in court for authorization to assert claims for damages of the Company against members of the Executive Board and/or the Supervisory Board in their own name.  However, the Company may at any time assert its claims for damages on its own behalf; in such case any pending authorization or court proceeding initiated by a shareholder of the Company related to the same claims for damages will then be inadmissible.  As a result, a shareholder of a German stock corporation may not be able to protect his or her interest in the shares as well as a shareholder of a U.S. corporation could.

AIXTRON may in the future be considered a passive foreign investment company.

The United States Internal Revenue Code contains special rules relating to passive foreign investment companies (“PFICs”).  A United States holder who owns stock in a PFIC is generally subject to adverse tax consequences under these rules.  These rules do not apply to non-United States holders.  A company is treated as a PFIC if at least 75 % of the company’s gross income for a taxable year consists of “passive income,” defined generally as income from passive investments, as opposed to operating income.  A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%.

While AIXTRON believes it is currently not a PFIC, because a company’s status as a PFIC is a complex, factual determination made on an annual basis, there can be no assurance that the Company will not become a PFIC in the future.  The Company will explain in more detail the PFIC rules and their consequences to United States holders under “Item 10 Additional Information — Taxation.”

If AIXTRON was classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any “excess distribution,” which would be such holder’s share of distributions in any year that are greater than 125 % of the average annual distributions received by such holder in the three preceding years or such holder’s holding period, if shorter; and any gain realized on the sale or other disposition of the ADSs.  Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over such holder’s holding period for the ADSs.  A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year’s taxes.  Such U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election or “QEF election”, which is an election to have AIXTRON treated as a qualified electing fund for U.S. federal income tax purposes.  You should consult your tax advisor of the consequences of AIXTRON’s classification as a PFIC.

Because AIXTRON is not obligated to continue to have its ADSs quoted on the NASDAQ Capital Market beyond eighteen months after the closing of the AIXTRON, Inc. acquisition, your ability to trade the ADSs may be eliminated in the future, and the market prices of the Company’s ADSs and ordinary shares may be negatively affected and it may become more difficult to sell the ordinary shares.

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

Commencing with AIXTRON’s annual report for the fiscal year ended December 31, 2006, the Company’s management is required to prepare a report relating to its evaluation of the Company’s internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). AIXTRON intends to take prompt measures to eliminate any identified deficiencies or weaknesses in the Company’s internal control structure.  Such measures may involve significant effort and expense.  Depending on the nature and extent of any identified deficiency or weakness, AIXTRON could be required to restate previously issued financial statements.  Any of such actions may have an adverse impact on the Company’s financial condition and results of operations and the trading price of its securities.

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

Important Events

Acquisition of Genus

On July 2, 2004 AIXTRON announced its intention to acquire Genus.  Genus, which is based in Sunnyvale, California, supplies chemical vapor deposition (“CVD”) and atomic layer deposition (“ALD”) technologies, which are required in the production of advanced semiconductors and hard disk drives.  At an Extraordinary Meeting of AIXTRON’s shareholders on September 30, 2004, the Company’s shareholders approved the amendment of the Company’s Articles of Association.  This amendment authorized the Executive Board, with the approval of the Supervisory Board, to increase the capital against contribution in kind in order to effect the Genus transaction.  The approval of this amendment required the affirmative vote of more than 75 % of the Company’s ordinary shares present.  Following this shareholder meeting, four dissenters filed contestation claims with the local court in Aachen against adoption of the resolution.  By way of a court approved settlement, these plaintiffs withdrew their complaints.  The resolution of the extraordinary meeting of shareholders was subsequently registered in the commercial register on January 3, 2005.

The ordinary shares underlying the American Depositary Shares (“ADSs”) issued in the transaction were registered with the United States Securities and Exchange Commission (the “SEC”) on AIXTRON’s Registration Statement on Form F—4 (Regis. No. 333-122624), declared effective on February 8, 2005.  On March 10, 2005, the Genus shareholders approved the merger pursuant to the laws of the State of California through the affirmative vote of holders of more than 50 % of the issued and outstanding shares of Genus.

On March 12, 2005, AIXTRON’s Executive Board resolved, with the approval of the Company’s Supervisory Board, to increase its authorized share capital by issuing 24,967,885 ordinary shares against all issued and outstanding Genus shares as contribution in kind pursuant to the merger.  As a result, Genus shareholders received 0.51 of the Company’s ADSs for each Genus common share.  Each ADS represents one of AIXTRON’s ordinary shares.  AIXTRON registered this capital increase with the commercial register on March 14, 2005. The Frankfurt Stock Exchange’s admission authority authorized the registration of the new shares to the regulated securities market of the Frankfurt Stock Exchange with a resolution of March 14, 2005. See “Item 9.  The Offer and the Listing — Trading Markets” and “— Market Price Information.”  Upon consummation of the transaction, AIXTRON’s historic, pre-merger shareholders held approximately 72 % and the former shareholders of Genus held approximately 28 % of AIXTRON, taking into consideration all ADSs issued as part of the transaction.  Based on the average market value of the Company’s ordinary shares during a period of two days before and after the merger agreement, the purchase price amounted to € 92.1 million.

On March 14, 2005, 4,427,929 of the new ADSs were transferred to a trust in order to serve the employee stock option program of Genus, and to cover both convertible bonds and warrants issued by Genus.  In accordance with IFRS, AIXTRON’s financial statements show the shares held in this property trust as its own shares, which are deducted from the share capital.  In August 2005, 2,383,920 shares were issued to the owners of Genus’ convertible bonds.  In the third quarter 2005, 41,226 ADSs from this property trust were issued to employees for exercised share options.

AIXTRON completed the Genus merger on March 14, 2005. On March 15, 2005, the AIXTRON Group’s (defined as parent company AIXTRON AG and its subsidiaries, listed in Note 34 to the Consolidated Financial Statements incorporated by reference to Item 18, in which AIXTRON AG has 100 % direct or indirect shareholding or which can be controlled by AIXTRON AG) ADSs started trading on the NASDAQ in the United States under the ticker symbol AIXG. Genus changed its name to AIXTRON, Inc. in May 2006, although it continues to trade under the name “Genus.”

Amendments to AIXTRON’s Articles of Association

At AIXTRON’s ordinary shareholders’ meeting on May 11, 2006, the Company’s shareholders approved amendments to §§ 19, 20, and 21 of AIXTRON’s Articles of Association:

A. Resolution on the amendment of § 19 (Calling of General Meetings) and § 20 (Attendance of General Meetings) of the Articles of Association:

As a result of the German Act on Corporate Integrity and Modernization of the Right of Rescission (Gesetz zur Unternehmensintegrität und zur Modernisierung des Anfechtungsrechts (the “UMAG”)) which entered into force on November 1, 2005, among other things, the statutory provisions governing the calling of general meetings and attendance of general meetings have changed.

In accordance with these changes, general meetings must now be called at least thirty days in advance of the date of the respective meeting. The Articles of Association may determine that attendance of the general meeting or the exercise of voting rights shall require a notice of attendance from the shareholder which must be given prior to the date of the respective general meeting. With respect to bearer shares, the Articles of Association may additionally determine how shareholders must evidence that they are entitled to attend the general meeting and to exercise their voting rights.

The following amendments to the Articles of Association were made:

a)	§ 19 sentence 2 of the Articles of Association (Calling of General Meetings) is hereby amended and shall read as follows:

“General meetings shall be called at least thirty days in advance of the day by the end of which the shareholders must have given notice of attendance (§ 20 (1)).”

b)	§ 20 of the Articles of Association (Attendance of General Meetings) is hereby amended and shall read as follows:

“1.

Those shareholders who have given notice of attendance not later than by the end of the seventh day prior to the date of the respective general meeting shall be entitled to attend such general meeting and to exercise their voting rights. Notice of attendance must be in text form and may be given in German or English.

2.

In addition, the shareholders must evidence that they are entitled to attend the general meeting and to exercise their voting rights. This shall require submission by the shareholders of proof of their shareholding in text form issued by the bank which keeps their securities account. Such proof may be submitted in German or English.”

B. Resolution on the amendment of § 21 (Presiding Over General Meetings) of the Articles of Association:

As a result of the UMAG, among other things, the statutory provisions governing the course of general meetings have changed. In accordance with these changes, the Articles of Association may empower the person presiding over the general meeting to limit the right of shareholders to speak and to ask questions to an appropriate amount of time.

The following amendment to the Articles of Association was made:

In § 21 of the Articles of Association (Presiding over General Meetings), a new subsection 3 was added as follows:

“3.

The person presiding over the general meeting may limit the right of shareholders to speak and to ask questions, to an appropriate amount of time. Specifically the person presiding over the general meeting may determine an appropriate time frame for the course of the entire general meeting, for individual items on the agenda and for questions and contributions by the shareholders.”

The amendments to AIXTRON’s Articles of Association were registered in the commercial register on May 18, 2006.

Research and Development

For significant research and development events during the financial year, see “Item 5.  Operating and Financial Review and Prospects — Research and Development, Patents and Licenses, etc.”

Capital Expenditures

During 2006, AIXTRON had € 2.4 million in capital expenditures, of which € 2.2 million were related to purchases of technical equipment (including testing and laboratory equipment) and € 0.2 million were related to intangible assets.  Additionally, bank deposits totaling € 2.8 million with a maturity of six months had to be recorded as cash outflow from investing activities. During 2005, AIXTRON had € 12.0 million in capital expenditures, primarily related to purchases of technical equipment built in-house totaling € 8.3 million (including testing and laboratory equipment) and costs related to the acquisition of Genus totaling € 3.6 million.  During 2004, AIXTRON had € 6.4 million in capital expenditures, primarily related to the acquisition of the remaining interests of Epigress AB and AIXTRON KK totaling € 2.0 million and capital expenditures for fixed assets and intangible assets totaling € 4.4 million.  All of these expenditures during 2006, 2005, and 2004 were funded out of operating cash flow and available cash resources.

B. Business Overview

Technology

AIXTRON is a leading provider of deposition equipment to the semiconductor industry.  The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon or organic semiconductor materials.  Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays, as well as a range of other leading-edge technologies.  More than 400 customers worldwide use the Company’s technology.  To date over 1,500 AIXTRON systems have been installed worldwide.

Compound semiconductors are complex synthetic material structures composed of several chemical elements grown on a substrate.  The substrate is a primary base material on which structures are developed to create semiconductor devices. The Company’s compound semiconductor systems are principally used in the growth of periodic table group III and group V compounds for numerous compound semiconductor applications, including optical and electronic devices, such as light emitting diodes (LEDs), lasers, transistors, and logic structures, and are used in a variety of end applications including lighting, displays, memory, and microprocessor devices, data transmission, mobile telephony and solar cells.  As an example of market positioning, AIXTRON’s Compound Semiconductor production systems are the recognized market leading technology for growing gallium nitride-based material device structures.  AIXTRON’s Metal Organic Chemical Vapor Deposition (“MOCVD”) systems are also capable of depositing a wide variety of other materials onto a substrate on an atomic scale.

In a production environment, a chemical reaction takes place within a vacuum chamber, known as a reactor platform, and consequently ultra-thin material layers are grown in a crystalline structure on a wafer.  The chemical composition and sequence of the layers are pre-determined by the desired architecture of the chip or component, which will subsequently be produced from the compound semiconductor.  The precursors, or primary materials, used to produce the periodic table group III and group V semiconductors by MOCVD are typically either organometallic or hydride group V molecules combined with organometallic group III molecules.  During the deposition process onto a heated substrate, the molecules decompose, often in a very complex manner, to produce the compound materials needed for formation of the desired semiconductor device.  More complex device structures can consist of more than 100 layers with different material composition and physical properties and require deposition precision control down to the atomic scale.  The ability to manage the deposition of new complex, compound materials with atomic level accuracy is increasingly essential for the microelectronics and display industries to meet the current trends and demands required in microelectronics and photonics:  higher performance, higher speed, smaller devices and lower energy consumption.

As well as being the world’s leading manufacturer of MOCVD equipment for the Compound Semiconductor market, the Company has begun, in recent years, the process of diversifying into other next-generation technologies and markets. These opportunities include silicon wafer production applications, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (or “AVD®”) and Atomic Layer Deposition (“ALD”). The potential Silicon Semiconductor end market applications include memory and complex logic devices as well as data storage and MEMS devices.

AIXTRON is also developing equipment for an Organic Vapor Phase Deposition (or “OVPD®”) technology for organic light emitting diodes (or “OLED”) applications. OLEDs are increasingly being used in new high-performance small display products and are seen to have relevance to potential future large display, lighting and solar applications in the future.

Products and Services

AIXTRON’s products range from customized production-scale chemical vapor deposition systems capable of depositing material films on up to 95 two-inch diameter compound semiconductor wafers or 300 mm silicon semiconductor wafers per single production run, to small systems for research and development use and small-scale production.  AIXTRON also offers a full range of peripheral equipment and services, including products capable of monitoring the concentration of gases in the air and of cleaning the exhaust gas from metal organic chemical vapor deposition processes.  AIXTRON assists its customers in designing the production layouts of tube piping and switching devices for the gas supply to thin film deposition systems, through to a full installation service of “clean room” laboratories (laboratories with reduced particle counts per volume).  Additionally, AIXTRON offers its customers process technology, training and consulting services.

Demand for AIXTRON’s products is driven by the increasing miniaturization, increased processing speed and efficiency, and reduced cost of ownership demands for microelectronic components.  The ability of AIXTRON’s products to precisely deposit thin film materials and the ability to control critical surface dimensions in these components enables semiconductor manufacturers to improve precision performance, yield, and quality in the fabrication of advanced microelectronic devices.

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

•	High-frequency devices, such as Hetero Bipolar Transistors (“HBTs”) and High Electron Mobility Transistors (“HEMTs”), for wireless datacom applications

•	Silicon Carbide (“SiC”)-based Schottky diodes for high-power and high temperature applications

•	Solar cell technology

Silicon Semiconductors:

•	Metal and oxide films for Complementary Metal-Oxide Semiconductors (“CMOS”) gate stacks used in logic and memory Integrated Circuits (“ICs”)

•	Metal and oxide films for capacitor structures as used in Dynamic Random Access Memory (DRAM) and Ferro-Electric Random Access Memory (“FeRAM”) ICs

•	Silicon Germanium (“SiGe”) and Strained Silicon epitaxial layers for high-performance CMOS logic ICs

•	MEMS (“Micro-Electro-Mechanical Systems”) for the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate

•	Thin Film Heads (“TFH”), i.e. read-write sensors used in computer and hard disk drives

Organic Semiconductors:

•	OLEDs for Flat Panel and Flexible Display applications

•	OLEDs for solid state lighting and signage applications

•	Organic transparent thin film solar cells

•	Electronic semiconductor structures (plastic electronics) for applications in Flexible Displays, Radio Frequency Identification Devices (“RFID”)

Customers manufacture devices on AIXTRON’s state-of-the-art equipment that are largely destined for end-user applications such as datacom/telecom, consumer electronics, automotive, for industrial products, and, since the Genus acquisition; computing and data storage.

AIXTRON’s Service Organization provides a full range of customer services, from the initial customized development of an AIXTRON system through to the final installation and ongoing operational support of a system. The AIXTRON Group’s onsite application laboratories in Aachen, Germany and Sunnyvale, California are equipped for leading edge research and development and are utilized for the development of customized solutions for the Company’s customers.  AIXTRON’s service managers, process engineers and service technicians also provide systems consulting as well as installation and process support services. AIXTRON’s standard service program includes service and support for warranty work, routine field service, expert process support, preventative maintenance contracts, spare part stocking at various locations worldwide and a 24-hour, seven-days-a-week technical support line.

The following table summarizes the systems technologies AIXTRON offers to its customers:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD ALD AVD®

Systems	Planetary Reactor CCS Reactor SiC Reactor	Gen1 Prototype Gen1 R&D Tool Gen2 Production Tool	Lynx 3 CVD Stratagem 300 ALD Tricent® AVD®

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

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting.”  As the Company has only one business segment, the segment information provided relates only to the Company’s geographical segments — this being secondary segment information.  For more information about AIXTRON’s segments, see Note 3 to the Company’s Consolidated Financial Statements.

In presenting information on the basis of geographical segments, segments revenue is based on the geographical location of customers.  Segment assets are based on the geographical location of the assets.

Segment capital expenditure consists of the total additions to segment assets that are expected to be used for more than one period.

The following table summarizes revenues for the significant geographical areas in which the Company operates, for each of the years ended December 31, 2006, 2005, and 2004.

Geographical segments

in EUR thousands		Asia	Europe	United States	Consolidation	Group

Revenues realized with third parties	2006 2005 2004	135,223 103,036 108,097	22,232 22,052 13,642	14,230 14,314 18,265		171,685 139,402 140,004

Revenues realized with other segments	2006	15,671	2,642	13,101	(31,414)
	2005	11,582	1,055	6,311	(18,948)
	2004	4,905	1,676	11,646	(18,227)

Total segment revenues	2006	150,894	24,874	27,331	(31,414)	171,685
	2005	114,618	23,107	20,625	(18,948)	139,402
	2004	113,002	15,318	29,911	(18,227)	140,004

Segment assets	2006	12,967	231,370	91,158	(132,530)	202,965
	2005	13,841	214,775	98,795	(127,862)	199,549
	2004	5,798	139,087	10,340	(30,209)	125,016

Segment capital expenditures*	2006 2005 2004	202 308 171	1,953 10,213 5,202	700 93,262 57		2,855 103,783 5,430

* Segment capital expenditures for the financial year 2005 also include the additions resulting from the change in composition of the AIXTRON Group companies.

in EUR thousands	2006	2005	2004

Revenues for sale of goods*	169,759	137,306	138,592
Revenues for service and repair	1,926	2,096	1,412
	171,685	139,402	140,004

* Revenues for the sales of goods in 2005 include revenues from barter transactions in the amount of € 3,701 thousand.

The sale of equipment, including upgrades, comprised approximately 83%, 81 % and 83 % of AIXTRON’s revenues in the years ended December 31, 2006, 2005, and 2004, respectively, with the remaining revenue relating to sales of spare parts and services.

Raw Materials and Manufacturing

AIXTRON involves itself principally in the final assembly stage of the production process, as well as final equipment tuning and testing.  The Company purchases most of its products’ components, sub-assemblies and assemblies from third-party suppliers.  Its contractors and suppliers are selected and qualified to supply source material, standard components, and tested and untested sub-assemblies.  AIXTRON typically has several suppliers qualified for each component or sub-assembly, however AIXTRON completes the final system assembly and product testing processes in house.

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

Marketing Channels

AIXTRON sells its products and services directly through strategically located sales and service facilities in Germany, the United States, the United Kingdom, Sweden, Japan, South Korea, China and Taiwan, as well as through independent sales and service representatives in India, Israel, Poland, Russia and Taiwan.  The relationships with these independent sales and service representatives are generally terminable at the Company’s will.  These arrangements typically require that AIXTRON reimburse the representatives for their business expenses as well as pay specified service rates or sales commissions, which vary by geographic region.

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

AIXTRON secures its technology by patenting inventions and know-how, provided it is strategically expedient to do so.  As of December 31, 2006, 107 patent-protected inventions were in use, of which 6 were registered in the reporting period.  Patent protection for these inventions applies, although not exclusively, in the sales markets relevant for AIXTRON and within the regions of its main competitors’ production locations, particularly in Europe as well as in Japan, South Korea, Taiwan and the United States.  These patents are maintained and renewed annually and will expire between 2007 and 2026.

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

Systems for Compound Semiconductor Manufacturing

AIXTRON’s main competitor in the market for MOCVD equipment is the Process Equipment Group of Veeco Instruments Inc./USA. AIXTRON also competes with a number of Asian manufacturers including Nippon Sanso/Japan and Nippon EMC/Japan, amongst others. Based on market research by VLSI Research, Inc. it is estimated that the share of the MOCVD equipment market held by AIXTRON in 2005 was more than 60% (estimated 2005 total market value: US$ 156 million). The Company’s strongest competitor in terms of sales, Veeco Instruments Inc., had an estimated market share of approximately 18 % for the same period. The Company anticipates an estimated market share in excess of 60 % in the global MOCVD market for 2006, when next reported by VLSI.

Systems for Silicon Semiconductor Manufacturing

In the CVD, AVD® and ALD equipment markets, AIXTRON mainly competes with a variety of other equipment companies.  These include Applied Materials, Inc./USA, Tokyo Electron, Ltd./Japan, ASM International N.V./Netherlands, Veeco Instruments Inc./USA, IPS Technology/South Korea, Jusung Engineering Co., Ltd./South Korea, Aviza Technology, Inc./USA und Hitachi Kokusai Electric Co., Ltd/Japan.

Based on market research by VLSI Research, Inc. it is estimated that in 2005 AIXTRON held an approximate 13 % share in the developing ALD systems market (total market value:  U.S.$ 127 million), an approximate 12 % share of the established market for silicide CVD systems (total market value:  U.S.$ 210 million) and a share of approximately 48 % of the tungsten silicide CVD systems specifically sold to DRAM and NAND Flash memory chip manufactures (total market value:  approximately U.S.$ 55 million).

With the Company’s currently available silicon semiconductor manufacturing technologies, AIXTRON is well positioned for the adoption of sub 75 nm memory and logic integrated circuits (ICs). These technologies enable extremely high precision in depositing very thin material layers and facilitate the even coating of complex three-dimensional microelectronic device structures. These technologies offer the semiconductor industry new material coating possibilities for the next generation of computer chips, and, in AIXTRON’s opinion, present high development potential for the future.

Systems for Organic Semiconductor Manufacturing

In the market for Organic Semiconductor equipment, AIXTRON competes with established manufacturers such as Ulvac Inc./Japan, Tokki Corporation/Japan, Applied Materials, Inc./USA, Doosan DND Co., Ltd./South Korea, and Sunic System/South Korea as well as a number of smaller companies.  While these competitors use established vacuum thermal evaporation (“VTE”) technology to produce organic light emitting diodes (OLEDs), AIXTRON offers to OLED manufacturers its own highly innovative organic vapor phase deposition (OVPD®) technology. As AIXTRON is currently in the market entry phase, AIXTRON market share information is not meaningful at this point.

In AIXTRON’s opinion, due to the superior process technology and the potential for reducing manufacturing costs, OVPD® technology has the potential to compete successfully with VTE technology.  AIXTRON is positioned as a key system supplier for next generation OLEDs, to be used in innovative, self-luminous displays that have the potential to replace today’s display technologies such as liquid crystal displays (LCDs) and plasma displays (PDPs) at some point in the future, in addition to future lighting, solar cells, and electronic OLED technologies.

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

EU regulation requires that AIXTRON prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).  Note 40 to the Company’s Consolidated Financial Statements for fiscal year 2006 contains a reconciliation of AIXTRON’s Net Income and Equity under IFRS to U.S. GAAP. See also “Item 5. Operating and Financial Review and Prospects — Operating Results — European Union Regulation Regarding IFRS” below.

C. Organizational Structure

The following table lists AIXTRON’s significant subsidiaries:

Significant Subsidiaries of AIXTRON AG (direct and indirect) as of December 31, 2006

Name	Jurisdiction of Incorporation	Ownership Interest

Thomas Swan Scientific Equipment Ltd.	England and Wales	100%
Epigress AB	Sweden	100%
AIXTRON Korea Co. Ltd.	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.*	California, USA	100%

*trading as Genus, Inc.; formed upon the merger of former Genus, Inc. (“Genus”), Sunnyvale, California, USA and former AIXTRON Inc., Atlanta, Georgia, USA.

D. Property, Plant and Equipment

As of December 31, 2006, AIXTRON’s owned facilities used as headquarters and for manufacturing, research and development, sales and service and engineering. The approximate size and the uses of such facilities, were:

Owned Facility Location	Approximate Size (sq. m.)	Mortgaged	Use
Aachen, Germany	7,260	No	Headquarters, Manufacturing, Sales, Research and Development
Herzogenrath, Germany	12,457	No	Manufacturing, Sales and Service, Engineering

AIXTRON additionally leases certain office and plant facilities.  Most of the lease commitments contain options to renew the leasing contracts.  These leases typically run for a period between one to fifteen years.  None of the leases include contingent rentals.   The approximate size and the uses of such facilities were:

	Approximate Size
Leased Facility Location	(sq. m.)	Lease Expires	Use

Cambridge, UK	2,180	September 13, 2014	Manufacturing, Sales and Service, Engineering
Lund, Sweden	449	December 31, 2008	Engineering, Service
Sunnyvale, CA, USA	9,300	December 31, 2012	Manufacturing, Sales and Service, Engineering, Research and Development
Seoul, South Korea	1,032	August 31, 2010	Sales and Service
Shanghai, China	282	July 9, 2008	Representative Office
Hsinchu, Taiwan	1,000	December 31, 2008	Sales and Service
Tokyo, Japan	311	March 31, 2008	Sales and Service

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

Item 4A:  Unresolved Staff Comments

None.

Item 5:  Operating and Financial Review and Prospects

You should read the following operating and financial review of AIXTRON’s results of operations and financial condition together with AIXTRON’s Consolidated Financial Statements prepared in accordance with IFRS included elsewhere in this report.  A reconciliation of the Company’s 2004, 2005, and 2006 results in accordance with IFRS as adopted by the European Union to AIXTRON’s 2004, 2005, and 2006 results in accordance with U.S. GAAP is provided in Note 40 to the Company’s Consolidated Financial Statements.

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

A. Operating Results

Preparation of consolidated financial statements under IFRS

Until 2004, AIXTRON prepared its Consolidated Financial Statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”). Starting with fiscal year 2005, AIXTRON has prepared its Consolidated Financial Statements in accordance with IFRS and the interpretations adopted by the International Accounting Standards Board (the “IASB”).

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

Revenue Recognition

Revenue is generated from the sale and installation of equipment, spare parts and maintenance services. The sale of equipment involves a customer acceptance test at AIXTRON´s production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated terms and conditions of business.

Revenues from the sale of products that have been demonstrated to meet product specification requirements are recognized upon shipment to the customer, if a full customer acceptance test has been successfully completed at the AIXTRON production facility and the risk has passed to the customer.

Revenue relating to the installation of the equipment at the customer’s site is recognized when the installation is completed and the final customer acceptance has been confirmed. The portion of the contract revenue deferred until completion of the installation services is determined based on either the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

Revenue related to products where meeting the product specification requirements has not yet been demonstrated, or where specific rights of return have been negotiated, is recognized only upon final customer acceptance.

Revenue on the sale of spare parts is recognized when title and risk passes to the customer, generally upon shipment. Revenue from maintenance services is recognized as the services are provided.

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

In estimating the discounted future cash flows, management makes significant assumptions.  These include determining the appropriate discount rate, projected sales growth, projected research and development costs and projected capital expenditures.  In making these assumptions, AIXTRON considers current and anticipated market conditions and technological changes. It is possible, however, that future market conditions and technological changes may differ from AIXTRON’s estimations and this may require impairment of goodwill in future periods.

Valuation of Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses. Cost is determined using weighted average cost.

The cost includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct material and production cost, as well as an appropriate share of overheads based on normal operating capacity.

Allowance for slow moving, excess and obsolete, and otherwise unsaleable inventory is recorded based primarily on either the Company’s estimated forecast of product demand and production requirement for the next twelve months or historical trailing twelve month usage. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. As of December 31, 2006, total inventory was € 53.1 million. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories based on previous experience.

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

Accounting for Income Taxes

Deferred tax assets and liabilities are recorded for all temporary differences between tax and commercial balance sheets and for losses brought forward for tax purposes as well as for tax credits of the companies included in consolidation. The deferred taxes are calculated, based on tax rates applicable at the balance sheet date or known to be applicable in the future. Effects of changes in tax rates on the deferred tax assets and liabilities are recognized upon adoption of the amended law.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits can be set off against tax credits and tax loss carry forwards. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit can be realized.

Judgments by management concerning the probability that future taxable profits will be available to use deferred tax assets may have a material effect on the results after taxes and therefore the policy of accounting for Income Taxes is critical to an understanding of the results after taxes.

Recently Issued Accounting Standards

The following survey shows IFRS Standards and Amendments to IFRS not compulsory and not applicable for reporting periods ending on December 31, 2006.  These standards were not applied earlier than required.  AIXTRON is currently analyzing the impact of the new standards on its Consolidated Financial Statements.  AIXTRON does not expect the adoption of these standards to have a material impact on its Consolidated Financial Statements with the exception that additional or revised information about financial instruments should be presented in the notes, when IFRS 7 is applied.

IFRS 7	Financial Instruments: Disclosures
Issued: August 2005

IFRS 8	Operating Segments
Issued: November 2006

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
Issued: November 2005

IFRIC 8	Scope of IFRS 2
Issued: January 2006

IFRIC 9	Reassessment of Embedded Derivatives
Issued: March 2006

IFRIC 10	Interim Financial Reporting and Impairment
Issued: July 2006

IFRIC 11	IFRS 2: Group and Treasury Share Transactions
Issued: November 2006

IFRIC 12	Service Concession Arrangements
Issued: November 2006

Amendment	Capital Disclosures
to IAS 1	Issued: August 2005

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

AIXTRON’s products range from customized production-scale chemical vapor deposition systems to small systems for research and development use and small-scale production.  The Company’s technology offering also includes a range of production-qualified deposition technologies for the silicon industry.  The supply of gas phase deposition equipment is the Company’s only reporting segment.  Equipment sales and installation, including upgrades, generated 83%, 81 % and 83 % of the Company’s revenues in 2006, 2005, and 2004, respectively.

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

Significant Factors Affecting Results

In comparison to 2005, in 2006 the world real gross domestic product grew by an estimated 5.4%, semiconductor industry revenues grew by an estimated 10.0 % and spending on wafer front end (WFE) equipment, such as AIXTRON’s deposition equipment, increased by an estimated 25%.

Compound Semiconductor Market Applications

AIXTRON’s estimates indicate that overall demand in the LED manufacturing industry, which represents a significant market for AIXTRON’s compound semiconductor deposition equipment, grew by 10 % in 2006 as compared to the previous year.

Reflecting this feeling of optimism in the marketplace, in 2006 AIXTRON experienced increased demand for both established compound semiconductor equipment products and the more recently released new Integrated Concept (IC) common platform and high-capacity systems.

The increase in market confidence was driven largely by rising demand for LED end market applications, including an increased market-driven focus on LED backlighting for small area consumer liquid crystal display (“LCD”) and commercial display products. The delay in the large scale adoption of a number of other new LED end market applications (e.g., mobile phone LED camera flash), and the delayed introduction of a new industry standard for DVD blue lasers (Blu-Ray vs. HD DVD) continue to suppress any additional potential equipment demand, but medium-term demand expectations remain promising.

AIXTRON has also recently seen a small improvement in demand for MOCVD systems from customers serving the data-communication and telecommunication market, but the Company still believes that the existing capacity of its customers in that end market area means that sustainable revenue growth is unlikely to return before late 2007 at the earliest.

Silicon Semiconductor Market Applications

Generally, customer demand in the silicon market has been volatile during 2006, 2005, and 2004. However, AIXTRON continued to predominantly receive purchase orders and generated revenues from silicon semiconductor mass production CVD system orders for the production of NAND flash memory and Dynamic Random Access Memory (“DRAM”) devices throughout 2006.

The predictions for AIXTRON’s new silicon semiconductor equipment target applications, employing ALD and AVD® technology, remain fluid in the estimated timing on the introduction of new material films and technologies for the mass production of next-generation integrated circuit (“IC”) devices. This has resulted in slower-than-anticipated demand for AIXTRON’s ALD and AVD® production technologies, but the Company continues to experience active interest for research & development applications from major production customers.

In this generally optimistic market environment, AIXTRON achieved total revenues of € 171.7 million in 2006, a 23 % increase compared to € 139.4 million in 2005, when AIXTRON experienced a generally weaker customer capital spending on deposition tools (2004:  € 140.0 million in revenues).

Due to increased revenues as well as lower operating costs, the Company generated a net income after tax of € 5.9 million in 2006, as compared to a net loss after tax of € 53.5 million in 2005 (2004:  net income of € 7.7 million). AIXTRON’s net loss after tax in 2005 included € 30.3 million in certain asset impairments, accruals expensing and certain tax effects as well as beneficial allocations to deferred tax assets which did not occur in 2006.

The value of equipment orders, excluding spare parts, received by AIXTRON in 2006 rose by 57%, compared to 2005, to € 178.0 million, reflecting a significant rise in demand for compound semiconductor equipment, especially from the LED end application markets. Equipment order intake increased by 2 % to € 113.6 million in 2005 compared to 2004.

Results of Operations

Fiscal Year Ended December 31, 2006 Compared with Fiscal Year Ended December 31, 2005 and Fiscal Year Ended December 31, 2004

Key financial information regarding the AIXTRON Group’s results of operations is summarized in the following table:

(million €)	2006	2005	2004
Sales revenues	171.7	139.4	140.0

Gross profit	63.4	34.7	52.4
Gross margin,% revenues	37%	25%	37%

Operating result	5.7	(52.7)	9.7
Operating result,% revenues	3%	-38%	7%

Net result	5.9	(53.5)	7.7
Net result,% Revenues	3%	-38%	6%

Net result per share - basic (€)	0.07	(0.65)	0.12
Net result per share - diluted (€)	0.07	(0.65)	0.12

Equipment Order Intake	178.0	113.6	111.4
Equipment Order Backlog (End of Period)	85.1	48.6	52.5

The results of operations of the AIXTRON Group in 2005 and 2006 include the results of operations of AIXTRON Inc. (formerly Genus, Inc.) and its subsidiaries, which have been consolidated into AIXTRON’s results of operations since March 14, 2005. The comparative values for 2004 do not include the results of Genus, Inc. and the comparative values for 2005 only include Genus, Inc. from March 14, 2005, the date AIXTRON acquired Genus, Inc.

Revenues

AIXTRON recorded revenues in 2006 of € 171.7 million, an increase of € 32.3 million, or 23%, compared to € 139.4 million in 2005 (2004: € 140.0 million). The year-over-year revenue increase in 2006 was largely due to an improved customer capital spending environment, especially in the compound semiconductor equipment market. AIXTRON also benefited from additional revenues generated by AIXTRON’s silicon business interests which were significantly expanded with the acquisition of Genus on March 14, 2005.

The largest element of AIXTRON’s revenues in 2006, 56% (2005: 58%; 2004: 82%), was generated from sales of compound semiconductor equipment, which in turn was driven by LED systems demand, especially from Asia. Sales of compound semiconductor equipment to Asia accounted for 79 % of AIXTRON’s total revenues in 2006 (2005: 74%; 2004: 77%).

Revenues related to sales of silicon semiconductor equipment accounted for 27 % of total revenues in 2006, an increase from 23 % in 2005 (2004: 1%). This increase resulted largely from the consolidation of Genus, Inc. (now part of AIXTRON Inc.) in the AIXTRON Group for the entire fiscal year 2006 whereas in 2005, Genus, Inc. was consolidated in the AIXTRON Group only between March 14, 2005 and December 31, 2005. In 2004, and between January 1 and March 31, 2005, revenues from sales of silicon semiconductor equipment were generated solely from AIXTRON’s own silicon technology AVD®.

Equipment sales generated 83 % of revenues in 2006, virtually unchanged compared to 2005 and 2004 (81 % and 83%, respectively). The remaining revenues were provided by spare parts sales and service.

(million €)	2006		2005		2004
Revenues	171.7		139.4		140.0
of which from sale of silicon semiconductor equipment	46.1	27%	32.7	23%	1.5	1%
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	97.0	56%	80.7	58%	115.1	82%
of which other revenues (service, spare parts, etc.)	28.6	17%	26.0	19%	23.4	17%

The Company’s revenues in 2006 were largely generated in Asia, as was the case in 2005 and 2004:

Regional Revenue Split
	million €		million €		million €
Asia	135.2	79%	103.0	74%	108.1	77%
Europe	22.2	13%	22.1	16%	13.6	10%
USA	14.3	8%	14.3	10%	18.3	13%
Total	171.7	100%	139.4	100%	140.0	100%

Gross Profit

The Company’s gross profit increased by € 28.7 million to € 63.4 million in 2006, an increase of 83 % compared to 2005 (2004: gross profit of € 52.4 million).  As a consequence, the Company’s gross margin rose from 25 % in 2005 to 37 % in 2006 (2004: 37%). The increase in the Company’s gross margin in 2006 as compared to 2005 was driven by a decrease in the cost of sales relative to revenue by 12 percentage points which in turn was largely due to the fact that impairment charges resulting from the Genus acquisition, certain impairment charges on inventories and intangible assets, as well as expenses for the creation of a reserve for pending losses were incurred in 2005, but were not incurred in 2006.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses totaled € 40.7 million in 2006, as compared to € 45.8 million in 2005 (2004: € 31.5 million). This decrease was mainly due to both a reduction in administrative overheads and efficiency gains in the sales organization despite an expanding business. € 2.3 million in SG&A expenses 2005 were attributable to impairment charges and expenses for the creation of a reserve for pending losses. The € 14.3 million increase in SG&A expenses in 2005 as compared to 2004 was largely attributable to the consolidation of Genus, Inc. into the AIXTRON Group (€ 10.7 million). Due to the acquisition of Genus, Inc. (now part of AIXTRON Inc.) in 2005 both the variety of products and the number of sales channels had increased, leading to an increase in the complexity of AIXTRON’s sales and administrative structure.

Due to efficiency gains in the sales organization as well as a reduction in warranty costs, selling expenses in 2006 amounted to € 23.4 million, a decrease of 16 % compared to € 27.8 million in 2005 (2004: € 18.3 million).

Administrative expenses in 2006 totaled € 17.3 million (2005: € 18.0 million; 2004: € 13.2 million). Administrative expenses decreased by 4 % in 2006 in comparison to 2005 despite additional external expenses totaling approximately € 2.0 million, which were related to compliance with Section 404 of the Sarbanes-Oxley Act completed at the end of fiscal year 2006 (€ 0 in both 2005 and 2004).

Research and Development Costs

Research and development (R&D) costs totaled € 23.9 million in 2006, a decrease of € 6.6 million, or 22%, compared to € 30.5 million in 2005 (2004: € 20.4 million). The decrease in R&D expense in 2006 compared to 2005 was largely due to the fact that € 5.3 million in impairment charges incurred in 2005 were not incurred in 2006 as well as a more focused R&D project selection and control in line with the Company’s strategy. In 2005, consolidated R&D expenses included R&D expenses from Genus, Inc. (now part of AIXTRON Inc.) only for the period March 14, 2005 through December 31, 2005, while in 2006 R&D expenses included R&D expenses from AIXTRON Inc. for the entire twelve-month period. The ratio of R&D costs to revenues decreased in 2006 to 14%, compared to 22 % in 2005 (2004: 15%).

The increase in R&D expenses in 2005 compared to 2004 expenses was largely due to impairment charges totaling € 5.3 million on assets for the development of emerging markets technologies (of which € 3.7 million were impairment charges on other intangible assets and € 1.6 million impairment charges on property, plant, and equipment) and the consolidation of Genus, Inc. into the AIXTRON Group, adding € 5.6 million in R&D expenses to the AIXTRON R&D expenses since the date of acquisition on March 14, 2005.

Personnel Costs

With the number of global employees at 566 at year end 2006, slightly reduced as compared to year end 2005 (570 employees), personnel expenses amounted to € 42.0 million in 2006, a slight increase in comparison to € 41.1 million in 2005 (2004: € 29.5 million). The increase in 2006 as compared to 2005 primarily reflected additional headcount acquired from Genus, Inc. (now part of AIXTRON Inc.). Personnel costs are allocated to the cost line items of the income statement as follows:

Personnel Costs (million €)	2006	2005	2004
Cost of Sales	12.2	8.5	7.0
Selling, General and Administrative Expenses	16.5	18.6	12.8
Research and Development Expenses	13.3	14.0	9.7
Total	42.0	41.1	29.5

Other Operating Income / Expenses

Other operating income in 2006 was € 8.5 million, in comparison to € 5.6 million in 2005 and € 9.9 million in 2004.  Other operating income included the receipt of external research and development funding totaling € 4.5 million in 2006, € 2.9 million in 2005 and € 2.6 million in 2004.  Other operating expenses of €1.6 million in 2006 mainly resulted from foreign currency exchange losses of € 0.9 million. Other operating expenses of € 2.9 million in 2005 mainly resulted from foreign currency exchange losses of € 2.1 million, whereas other operating expenses of € 0.7 million in 2004 mainly resulted from losses from the disposal of items of property, plant, and equipment of € 0.4 million.

Impairment of Goodwill

No charges for the impairment of goodwill were incurred in 2006. In connection with testing goodwill for impairment at December 31, 2005, AIXTRON concluded that goodwill for its subsidiary Genus, Inc. was impaired in light of reduced market expectations and the Company recorded a charge of € 13.7 million in 2005.  The Company did not record any goodwill impairment charges in 2004.

Net Interest Income

Net interest income increased from € 0.5 million in 2005 to € 1.0 million in 2006 due to an increase in the amount of interest received from bank balances.  In comparison, net interest income declined to € 0.5 million in 2005, from € 0.8 million in 2004.  The reduction in the net interest income was the result of the reduced amount of interest received from bank balances due to lower bank balances in 2005. Interest expenses amounted to € 56 thousand in 2006, € 233 thousand in 2005, and € 2 thousand in 2004.

Income Taxes

Despite a positive result before taxes amounting to € 6.6 million in 2006, AIXTRON recorded a tax expense in 2006 of € 0.8 million (2005: € 1.3 million; 2004: € 2.8 million), utilizing tax loss carry-forwards from previous years. The change in income taxes in 2005 in comparison to 2004 reflects profitable operations in 2004 compared to losses on operations in 2005. As of December 31, 2006, AIXTRON had deferred tax assets totalling € 5.4 million of which € 4.5 million were related to tax loss carry-forwards (December 31, 2005 and 2004: € 6.3 million and € 5.8 million, respectively).

Reconciliation to U.S. GAAP

The Company’s Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. For 2006, the Company’s net income for the year after taxes under IFRS was € 5.9 million and for 2005, net loss under IFRS was € 53.5 million (2004: € 7.7 million net income after taxes under IFRS), compared to a consolidated net income under U.S. GAAP of € 5.2 million in 2006 and a consolidated net loss under U.S. GAAP of € 96.0 million in 2005 (2004: € 7.1 million net income under U.S. GAAP).

The most significant items in reconciling net income (loss) under IFRS to net income (loss) under U.S. GAAP in 2006 were additional charges booked for share-based payments under U.S. GAAP, and in 2005 it was the higher impairment charge related to Genus under U.S. GAAP.

The most significant items in reconciling the Company’s consolidated equity under IFRS to consolidated equity under U.S. GAAP as of December 31, 2006 was the reversal of write-downs in inventories, and the most significant items in reconciling the Company’s consolidated equity under IFRS to consolidated equity under U.S. GAAP as of December 31, 2005 was the impairment charge related to the Genus acquisition as well as the accounting treatment of inventories.

Please refer to Note 40 to the Company’s Consolidated Financial Statements for a reconciliation of AIXTRON’s equity and net loss in accordance with IFRS to U.S. GAAP.

B. Liquidity and Capital Resources

Cash Flows

Compared to December 31, 2005, cash and cash equivalents increased by € 15.4 million, or 49%, to € 46.8 million as of December 31, 2006. The increase in cash and cash equivalents was largely due to cash inflows from operating activities totaling € 20.8 million and was recorded despite a € 21.4 million increase in the value of inventories as of December 31, 2006 compared with December 31, 2005. By comparison, due to cash outflows from business investments and operating activities, AIXTRON’s cash and cash equivalents decreased from € 45.5 million as of December 31, 2004 to € 31.4 million as of December 31, 2005.

Due to an increase in net income in 2006 as well as a € 19.8 million increase in the amount of advanced payments from customers, AIXTRON generated € 20.8 million in cash flows from operating activities in 2006.  In 2005, challenging market conditions resulted in a net loss of € 53.5 million and € 12.2 million in cash used for operating activities.  In comparison, during 2004, AIXTRON generated cash flows from operating activities of € 6.8 million.

In 2006, AIXTRON recorded cash outflows from investing activities of € 5.2 million, including bank deposits with a maturity of six months which were recorded as cash outflows totaling € 2.8 million. The decline in cash outflows from investing activities in property, plant, and equipment as well as intangible assets totaling € 2.4 million was due primarily to a more focused investing policy.  By comparison, in 2005 net cash used in investing activities was € 3.0 million, including purchases of fixed assets (€ 8.3 million) as well as capitalized acquisition payments related to the Genus acquisition (€ 3.6 million), less cash acquired from Genus (€ 9.0 million).  In 2004, net cash used in investing activities totaled € 6.4 million, including € 3.8 million of capital expenditures in property, plant, and equipment as well as the acquisition cost of a minority interest in AIXTRON KK of € 2.0 million.

There are currently no material restrictions on the Company’s use of cash resources.

Financing Activities

As of December 31, 2006, AIXTRON’s customers were granted advance payment guarantees by six banks (Deutsche Bank AG, Dresdner Bank AG, Commerzbank AG, Lloyds TSB Group plc., Seoul Guarantee Insurance Co., and Sparkasse Aachen) totaling € 17.1 million (December 31, 2005: € 11.9 million; December 31, 2004: € 8.7 million).

The Company had no recorded bank borrowings as of December 31, 2006, as of December 2005, and as of December 2004. Due to an increase in the balance sheet total, the equity to balance sheet total ratio declined to 70 % as of December 31, 2006, from 77 % as of December 31, 2005 (78 % as of December 31, 2004).

A total of 2.0 million AIXTRON shares, which were issued in connection with the acquisition of Genus, Inc., were deposited into a trust during 2005 to service the Genus, Inc. employee stock options program and to cover the warrants issued by Genus, Inc. AIXTRON treats these specific shares as its own shares. Because AIXTRON’s own shares are deducted from its subscribed capital, AIXTRON records shareholders’ equity net of its own shares.

As part of the acquisition of Genus, Inc., the Company assumed the obligation of Genus, Inc.’s convertible bonds, which had a total par value of € 4,807,000 (US$ 6,450,000) and an interest rate of 7%. The convertible bonds matured in August 2005.  The holders of the notes had the option to either convert the note into shares of AIXTRON common stock.  This option was changed as of the date of the AIXTRON acquisition into a right to convert into AIXTRON ADSs.  For this purpose the required AIXTRON ADSs were contributed into the trust as part of the acquisition.  For more information about the contribution, see Note 22 to the Company’s Consolidated Financial Statements.  In August 2005, the convertible bonds and the interest accrued since March 13, 2005 were settled in full by conversion into AIXTRON ADSs.  In this conversion, 2,383,920 ADSs from the trust were issued to the holders of the convertible bonds.  As a result no liability from the Genus, Inc. convertible bond exists at the balance sheet dates of December 31, 2006 and December 31, 2005.  For more information about these convertible bonds, see Note 28 to the Company’s Consolidated Financial Statements.

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

Assessment of Liquidity and Capital Resources

The Company’s liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that the liquidity provided by existing cash resources and financing arrangements, as well as the ability to raise equity capital, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months.  Should the favorable market and economic environment currently experienced by AIXTRON change to a period of continued weakness, lower customer demand for the Company’s products and services and continued fixed costs could result in cash generated by operations to be lower than forecasted and not to be sufficient.  In such a situation, the Company might need to pursue accessing short-term credit facilities or additional equity financing offerings.  See “Item 3. Key Information — D. Risk Factors” for more information about the risks facing the Company.

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

AIXTRON maintains its own R&D laboratories in Aachen, Germany and in Sunnyvale, California. These in-house laboratories are equipped with AIXTRON systems for researching new equipment and processes, as well as for producing reference samples of semiconductor material films.  As part of the R&D efforts employed, AIXTRON regularly collaborates with well-known universities and research centers worldwide and participates in numerous government and European Union-funded development projects.

The following table summarizes key R&D information:

	2006	2005	2004
R&D expenses (million €)	23.9	30.5	20.4
R&D expenses, % of sales	14%	22%	15%

R&D employees (period average)	181	188	147
R&D employees,% of total headcount (period average)	32%	33%	35%

The decrease in R&D expense in 2006 compared to 2005 was largely due to the fact that € 5.3 million in impairment charges incurred in 2005 were not incurred in 2006 as well as a more focused R&D project selection and control in light of the Company’s future strategy. In 2005, consolidated R&D expenses included R&D expenses from Genus, Inc. (now part of AIXTRON Inc.) only for the period March 14, 2005 through December 31, 2005 while in 2006, R&D expenses included R&D expenses from AIXTRON Inc. for the entire twelve-month period. The increase in R&D expenses in 2005 compared to 2004 expenses was largely due to [exceptional amortization charges totaling € 5.3 million. Additionally, in 2005 the consolidation of Genus, Inc. into the AIXTRON Group added € 5.6 million in R&D expenses to the AIXTRON R&D expenses since the date of acquisition (March 14, 2005).

Manufacturing-Oriented Research Laboratory, Taiwan

On June 1, 2006, AIXTRON announced that its Taiwanese subsidiary successfully completed its first R&D project funded by the Taiwanese government. This project entitled “Manufacturing-Oriented Research Lab” related to LED production technology, new material films for advanced nano-electronics, such as the next generation of computer chips; transfer of nanotechnology into production; technology and process simulation tools for cost-effective semiconductor production; and OLED for display and lighting applications. As a result of the R&D project, which consisted of 17 joint research projects with local industry partners and 9 product developments, a number of important milestones were reached, including the reduction of operating costs in LED manufacturing and the development of red, blue, yellow, and white OLEDs with OVPD® production technology. AIXTRON considers the network of competence introduced by and the expertise developed on these projects as key assets for its future business in Taiwan.

AIXTRON utilizes this research activity in Taiwan to enhance its current market position.

CHEMAPH, Europe

On August 9, 2006 AIXTRON announced its participation in the European Commission-funded CHEMAPH (Chemical Vapor Deposition of Chalcogenide Materials for Phase-change Memories- EU IST Project) project which has a duration of two years and is aimed at the development of chalcogenide-based phase change materials.

The consortium carrying out this study consists of three academic and three industrial partners from five European countries, namely CNR (National Lab MDM-INFM), Italy; ST Microelectronics, Italy; Epichem, United Kingdom; Consejo Superior de Investigaciones Cientificas (CSIC), Spain; Vilnius University, Lithuania; and AIXTRON AG, Germany.

Phase-change memories (PCM) are some of the most promising candidates for next-generation non-volatile memories, having the potential to improve the device performance, compared to Flash memories, as well as being potentially scalable beyond the current generation Flash technology for which one outstanding technological issue is the phase-change layer deposition process.

The project aims at demonstrating the feasibility of a film manufacturing process based on metal-organic chemical vapor deposition (MOCVD). This technique is known to enable the production of thin films with superior quality compared to those obtained by the currently most used method known as sputtering, a physical vapor deposition (PVD) technique.

AIXTRON’s participation in this project is expected to result in the more rapid development and refinement of the range of its MOCVD systems for chalcogenide materials.

OPAL 2008, Europe

On September 15, 2006, AIXTRON announced that it will participate in an R&D project with the Company’s Organic Vapor Phase Deposition (OVPD®) technology platform in a consortium together with OSRAM Opto Semiconductors GmbH, Philips GmbH, BASF Future Business GmbH and Applied Materials, Inc. (formerly Applied Films). The final goal of this project, called OPAL 2008 (Organic Phosphorescent lights for Applications in the Lighting market 2008), is the development of an OLED production technology capable of manufacturing a high performance white OLED device at a target cost of a few euro cents per cm2. To reach this target, the individual research activities of all partners within this group will be coordinated to maximize the feasible development synergy effects.

The specialized organic materials required will be developed by BASF Future Business GmbH. The device architecture for the lighting modules and the adapted OLED processing technology will be developed by OSRAM Opto Semiconductors GmbH and Philips GmbH.

AIXTRON’s contribution to the project will be to improve the production capabilities of the OVPD® process by designing equipment for large area material deposition for OLED devices. The research will be carried out in Aachen, Germany at the Philips production site in Aachen Rothe Erde where a prototype OVPD® system is already installed and running. Additional scientific support is provided by RWTH Aachen University.

OLED 2015, Europe

The German Ministry of Science and Technology (BMBF) has indicated its support for the development of organic light emitting diodes (OLED) for lighting applications with € 100 million for the next 5 years (OLED 2015). The involved companies in Germany, 33 partners within the OLED initiative, including AIXTRON AG, will collectively contribute an additional € 500 million to achieve the technical targets. The stated scope of the initiative is the introduction of new OLED lighting technology into the market. The OPAL 2008 project is funded by the BMBF under the OLED 2015 initiative.

D. Trend Information

For information about trends, see “Item 5. Operating and Financial Review and Prospects — Overview,” “ —Significant Factors,” “ —Operating Results,” and “ —Liquidity and Capital resources.”

Future Strategic Positioning

The development of deposition technology for highly complex materials is expected to remain the Company’s core competency and competitive advantage, upon which AIXTRON plans to further establish its expanded product portfolio in the period of 2007-2008.

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

E. Off-Balance Sheet Arrangements

As of December 31, 2006, the Company had entered into purchase commitments with suppliers in the amount of € 23.4 million (December 31, 2005: € 10.7 million; December 31, 2004: € 7.8 million) for purchases within the next 12 months.  Commitments for capital expenditures at December 31, 2006 were € 44 thousand (December 31, 2005:  € 0 thousand; December 31, 2004: € 0 thousand).

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

The following table summarizes contractual obligations for future cash outflows as of December 31, 2006:

	Payments Due by Period (in millions of EUR)
					More
	Total	Less than 1 year	1-3 years	3-5 years	than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Finance lease commitments	0	0	0	0	0
Operating lease commitments	12.31	2.26	4.03	3.84	2.18
Purchase commitments	23.42	23.42	0	0	0

Total contractual obligations	35.73	25.68	4.03	3.84	2.18

At December 31, 2006, the Company’s commitments for capital expenditures were € 44,000.

No obligations for funding of pension plans existed at December 31, 2006.

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

Item 6:  Directors, Senior Management and Employees

A. Directors and Senior Management

In compliance with German law — the German Stock Corporation Act (Aktiengesetz) — governing a stock corporation such as the Company, AIXTRON has a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand).  The two boards are separated and no individual may simultaneously be a member of both boards.  The Executive Board is responsible for managing the Company’s business in accordance with applicable laws, AIXTRON’s Articles of Association and the Bylaws of the Executive Board, and as such it represents the Company in its dealings with third parties.  The Supervisory Board appoints and removes the members of the Executive Board.  The Supervisory Board is responsible for overseeing AIXTRON’s management policy, practice and decisions taken, but is not permitted by law to participate in such decisions.

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

Supervisory Board

The principal function of AIXTRON’s Supervisory Board is to supervise the activities and actions of the Executive Board without being involved in the conduct of day-to-day transactions.  The Supervisory Board has comprehensive monitoring functions and is also responsible for appointing and removing the members of the Executive Board.  Although the Supervisory Board may not make management decisions, certain types of transactions require its prior consent.  The rules of procedure of the Executive Board, which were approved by the Supervisory Board, provide that some affairs, operations and major transactions, such as large capital expenditure items, require the prior consent of the Supervisory Board. Additionally, the Executive Board is required to regularly report to the Supervisory Board on current business operations and future business planning. The Chairman of the Supervisory Board and the respective chairman of the Supervisory Board committees participate in numerous conference calls and personal meetings with the Executive Board to keep abreast of the Company’s business and its commercial activities.

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

The Supervisory Board met four times during 2006:  on March 9, on May 10, on September 21, and on November 15.

AIXTRON’s Supervisory Board consists of the following individuals:

•                                          Dipl.-Kfm. Kim Schindelhauer (Chairman): Mr. Schindelhauer is a businessman. He joined AIXTRON in 1992. From 1997 to 2002, Mr. Schindelhauer was the Joint Chief Executive Officer of AIXTRON, and a member of its Executive Board. From 2002 to the present, Mr. Schindelhauer has been the Chairman of AIXTRON’s Supervisory Board. Mr. Schindelhauer is member of the Executive Board of Deutsches Aktieninstitut e.V., Frankfurt/Main, Germany.

•                                          Dr. Holger Jürgensen (Deputy Chairman): Dr. Jürgensen is a physicist and was one of AIXTRON’s founders. From 1997 to 2002, Dr. Jürgensen was the President and Joint Chief Executive Officer of AIXTRON, and a member of its Executive Board. From 2002 to the present, Dr. Jürgensen has been the Deputy Chairman of AIXTRON’s Supervisory Board.

•                                          Prof. Dr. Wolfgang Blättchen (Chairman of the Audit Committee): Prof. Dr. Blättchen is a business consultant. Since 1998, Prof. Dr. Blättchen has been a member of AIXTRON’s Supervisory Board. He is a member of the Board of Management of Blättchen & Partner AG, Leonberg/Munich, Germany. Prof. Dr. Blättchen is also a member of the Supervisory Board of Gardena AG, Ulm, Germany; chairman of the Supervisory Board of Marc O’Polo AG, Stephanskirchen, Germany; a member of the Supervisory Board of APCOA Parking AG, Stuttgart, Germany; deputy chairman of the Supervisory Board of HAUBROK AG, Düsseldorf, Germany; and a member of the Supervisory Board of Datagroup IT Services Holding AG, Pliezhausen, Germany. Prof. Dr. Blättchen has been a deputy chairman of the Supervisory Board of Horvárth AG, Stuttgart, Germany through September 2006 and chairman of the Supervisory Board of tec2B, until March 2006 and a member of the board of Datagroup IT Services Holding AG, since July 2006.

•                                          Karl-Hermann Kuklies: Mr. Kuklies is a businessman. Since 1997, Mr. Kuklies has been a member of AIXTRON’s Supervisory Board.

•                                          Prof. Dr. Rüdiger von Rosen: Prof. Dr. von Rosen is a businessman. Since 2002, Prof. Dr. von Rosen has been a member of AIXTRON’s Supervisory Board. He is managing director of Deutsches Aktieninstitut e.V. and a member of the Supervisory Board of PriceWaterhouseCoopers AG, Frankfurt/Main, Germany.

•                                          Dipl.-Kfm. Joachim Simmroß: Mr. Simmroß is a businessman. Since 1997, Mr. Simmroß has been a member of AIXTRON’s Supervisory Board. Mr. Simmroß is also chairman of the Supervisory Board of technotrans AG, Sassenberg, Germany; a member of the Supervisory Board of WeHaCo Unternehmensbeteiligungs-Aktiengesellschaft, Hanover, Germany; a member of the advisory committee of BAG-Biologische Analysensystem GmbH, Lich, Germany; a member of the advisory committee of Astyx GmbH (formerly MTS Mikrowellen Technologie und Sensoren GmbH), Ottobrunn, Germany; a member of the advisory board of KAPPA opto-electronics GmbH, Gleichen, Germany; a member of the Supervisory Board of Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main, Germany; a member of the Supervisory Board of GBK Beteiligungen AG, Hamburg Germany; and a member of the advisory board of Hannover Finanz Beteiligungen und Kapitalanlagen GmbH, Hanover, Germany.

No member of AIXTRON’s Supervisory Board serves as a director of an SEC-reporting company in the United States.

The Supervisory Board’s business address is Kackertstrasse 15-17, D-52072 Aachen, Germany.

Executive Board

The Supervisory Board appoints and removes the members of the Executive Board, who may serve for a maximum term of five years before being reappointed.  The Executive Board is responsible for managing AIXTRON’s day-to-day business according to the German Stock Corporation Act, AIXTRON’s Articles of Association and the rules of procedure for the conduct of the affairs of the Executive Board, which are approved by the Supervisory Board.  The rules of procedure of the Executive Board describe the allocation of responsibilities of the Executive Board members and provide a list of important issues and matters that require the Supervisory Board’s prior consent, such as borrowing or lending of material amounts, participating in joint ventures, making investments in other enterprises and establishing subsidiaries.

The Executive Board must respect the rights of shareholders to be treated on an equal basis and receive equal information.  The Executive Board must also ensure the establishment of appropriate risk management mechanisms and the use of internal monitoring systems.

As of December 31, 2006 AIXTRON’s Executive Board consisted of the following individuals:

•                                          Paul Hyland (Chairman of the Executive Board, President and Chief Executive Officer): Mr. Hyland has been the President and Chief Executive Officer and a member of the Executive Board of AIXTRON since April 1, 2002. His present term will expire on March 31, 2010. From 2000 to 2002, prior to his appointment to the Executive Board, Mr. Hyland was Managing Director of Thomas Swan Scientific Equipment Limited, an acquired subsidiary of AIXTRON. Mr. Hyland was born on October 20, 1953.

•                                          Dr. Bernd Schulte (Member of the Executive Board, Executive Vice President and Chief Operating Officer): Dr. Schulte has been Executive Vice President, Chief Operating Officer and a member of the Executive Board of AIXTRON since April 1, 2002. His present term will expire on March 31, 2010. Dr. Schulte joined AIXTRON in 1993, and he served as Director, Sales and Marketing, from 2001 to 2002. Dr. Schulte was born on August 22, 1962.

•                                          Wolfgang Breme (Member of the Executive Board, Executive Vice President and Chief Financial Officer): Mr. Breme has been Chief Financial Officer and Executive Vice President and a member of the Executive Board of AIXTRON since April 1, 2005. His present term will expire on March 31, 2008. Mr. Breme was born on May 15, 1960.

•                                          Dr. William W.R. Elder (Member of the Executive Board, Executive Vice President): Dr. Elder has been Executive Vice President and a member of the Executive Board of AIXTRON since July 1, 2005. His present term will expire on June 30, 2008. Prior to joining AIXTRON, Dr. Elder was Chairman of the Board, President and Chief Executive Officer of Genus, Inc. since May 1998. Dr. Elder served as Chairman of the Board of Genus, Inc. from October 1996 to April 1998, as Chairman and CEO of Genus, Inc. from April 1990 to September 1996, and as President and CEO of Genus, Inc from November 1981 to April 1990. Dr. Elder was born on October 24, 1938.

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

Individual members of the Supervisory Board receive € 18,000 per year. The Chairman receives € 54,000 per year, and the Deputy Chairman receives € 27,000 per year. Supervisory Board members receive in the aggregate a variable compensation of 1% of the Company’s retained earnings, less an amount corresponding to 4% of the paid-in contributions to the share capital.  The Chairman receives 6/17, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17 of the variable compensation.  The Company limits variable compensation to four times the fixed compensation per Supervisory Board member.  In addition, Supervisory Board members receive an attendance fee of € 1,500 for attending committee meetings, with the Chairman receiving twice that amount.  The total annual attendance fee per Supervisory Board member is limited to one and a half times that person’s fixed compensation.

Executive Board remuneration consists of three components: fixed remuneration including allowances for private pension provision, a variable bonus, and stock-based remuneration. In the Executive Board contracts of employment, an annual income is stipulated for the fixed remuneration component. The variable bonus is aligned to the consolidated net income for the year.

As far as stock-based remuneration is concerned, the Executive Board members participate in the AIXTRON stock option plans. The appropriateness of the above-mentioned payments is reviewed every 3 years.

The fixed remuneration component is non-performance-related and is paid out on a monthly basis (13 times a year) as a salary. Additional payments in kind are made, mainly consisting of company car usage and premiums for insurance policies.

The variable remuneration is paid from an “accrued internal bonus”, defined as 10% of the modified consolidated net income for the year concerned and limited to no more than EUR 6.5 million in total. In 2006, EUR 411,000 is payable. The modified consolidated net income for the year is obtained from the Company’s Consolidated Financial Statements (IFRS) certified by the auditor, less a consolidated loss carryforward figure and those amounts that are to be allocated to earnings reserves in the Annual Financial Statements of AIXTRON AG by law or in accordance with the Articles of Association. The consolidated loss carryforward is obtained from consolidated net losses from previous years, less consolidated net income from subsequent fiscal years. Loss carryforwards from fiscal years before January 1, 2006 are not taken into account.

AIXTRON and its affiliates paid € 1.67 million aggregate cash compensation during the 2006 fiscal year to four members of the Executive Board for services in all capacities and €0.18 million to six members of the Supervisory Board.  The tables below set forth these amounts by individual members of the Executive and Supervisory boards, respectively.

Executive Board Member	Fixed (EUR)	Premium for Pension Provision (EUR)	Others* (EUR)	Variable (EUR)	Total Cash Remu- neration (EUR)	Stock- based Remu- neration (EUR)	Total Executive Board Remuneration (EUR)
Paul Hyland	310,918	40,000	9,577	176,000	536,495	52,148	588.643
Wolfgang Breme	223,200	40,000	9,259	88,000	360,459	12,678	373.137
Dr. Bernd Schulte	260,000	40,000	10,926	88,000	398,926	52,148	451.074
Dr. William W.R. Elder	286,634	8,251	16,150	59,000	370,035	66,600	436.635
Total	1,080,752	128,251	45,912	411,000	1,665,915	183,574	1.849.489

* Benefits in kind

Supervisory Board Member	Fixed	Variable	Attendance Fee	Total
Kim Schindelhauer* (Chairman of the Supervisory Board)	54,000	0	6,000	60,000
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	27,000	0	6,000	33,000
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	18,000	0	12,000	30,000
Karl-Hermann Kuklies	18,000	0	0	18,000
Prof. Dr. Rüdiger von Rosen	18,000	0	0	18,000
Joachim Simmroß*	18,000	0	6,000	24,000
Total	153,000	0	30,000	183,000

* Member of the Audit Committee

Remuneration of the Executive Board is included in “personnel expenses”; remuneration of the Supervisory Board is included in “other operating expenses.”

AIXTRON has granted each Executive Board member 55,000 new options to receive AIXTRON shares in 2006.  Additionally, no member has exercised his right to receive AIXTRON shares in 2006.  No options to acquire AIXTRON ordinary shares may be granted to members of the Supervisory Board.

In total, as at December 31, 2006, the AIXTRON Executive Board held options to subscribe to 617,876 shares or American depositary shares (“ADS”) in the Company. The amounts of shares, underlying the options, are set out below. The realizable profits from exercising of the stock options can differ significantly from the figures shown in the table.

Executive Board Member	Allocation	Outstanding (shares)	Exercisable (shares)	Option Value on Allocation (EUR)	Exercise Price (EUR)	Maturity
Paul Hyland	May 2006 May 2004 May 2003 May 2002 May 2001 May 2000	55,000 35,000 27,500 27,500 5,000 5,400	0 8,750 13,750 0 0 1,350	84,150 107,800 48,950 152,625 106,500 114,507	3.83 6.17 3.10 7.48 26.93 67.39	Nov. 2016 Nov. 2014 Nov. 2013 May 2017 May 2016 May 2015
Wolfgang Breme	May 2006	55,000	0	84,150	3.83	Nov. 2016
Dr. Bernd Schulte	May 2006 May 2004 May 2003 May 2002 May 2001 May 2000 May 1999	55,000 35,000 27,500 27,500 5,000 2,640 2,976	0 8,750 13,750 0 0 660 2,976	84,150 107,800 48,950 152,625 106,500 55,981 35,640	3.83 6.17 3.10 7.48 26.93 67.39 18.70	Nov. 2016 Nov. 2014 Nov. 2013 May 2017 May 2016 May 2015 May 2014
Dr. William W.R. Elder	May 2006 Oct. 2003 Oct. 2002 June 2002	55,000 102,000 43,860 51,000	0 78,625 43,860 51,000	EUR 84,150 US $285,600 US $62,281 US $72,420	EUR 3.83 US $8.00 US $2.53 US $5.02	Nov. 2016 Oct. 2013 Oct. 2007 June 2007
Total		617,876	223,471

The current Executive Board members have no individual pension benefits. The allowances for pension provision, paid by AIXTRON and listed above, are paid into an insurance contract with a benevolent fund.

The Company’s net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. As at the end of 2006, this resulted in pension provisions totaling € 0.98 million). Expenditure from these pensions amounted to € 5 thousand in the reporting year.

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

See “Item 10. Additional Information — Material Contracts” as well as Exhibits 4.4, 4.5, 4.6, 4.7, 4.8, and 4.9 to this report for further details of the Company’s directors’ employment contracts.

Audit Committee

According to Article 16.1 of AIXTRON’s Articles of Association, the Supervisory Board is authorized and, if prescribed by law, required to form committees of its members.

The Audit Committee primarily deals with matters such as accounting, risk management, the control system, the auditors’ mandate, identification of areas to be audited, auditors’ fee arrangements, while at the same time ensuring the necessary independence of the auditors. The Chairman of the Committee regularly reports to the Supervisory Board with regard to the work performed.

As of November 14, 2006, AIXTRON’s Audit Committee operates under the terms of reference of a codified Audit Committee charter. The Audit Committee’s charter includes the following terms of reference:

•                  The Audit Committee consists of up to four members, elects one Audit Committee member to be the Audit Committee’s chairman and one Audit Committee member to be a financial expert, and meets at least two times per year.

•                  The Audit Committee performs its duties in accordance with legal requirements, AIXTRON’s articles of association, the charter of AIXTRON’s Supervisory Board, and the Audit Committee charter.

•                  The Audit Committee may inspect AIXTRON’s records and routinely liaises with both the Company’s Executive Board and the auditors of the Company to identify and remedy possible weaknesses in AIXTRON’s accounting and internal controls and to solve potential differences of opinion between the Company’s Executive Board and the Company’s auditors.

Set forth in the table below are the current members of the Audit Committee:

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

D. Employees

The Company’s acquisition of Genus, now part of AIXTRON Inc., in March 2005 increased significantly both the total number of employees (from 443 employees as of December 31, 2004 to 570 employees as of December 31, 2005) and the proportion of U. S. employees (from 6 % as of December 31, 2004 to 21 % as of December 31, 2005).  Throughout 2005 and 2006, the Company implemented a number of cost reduction measures, including terminations of employee labor contracts in the United States and closures on existing fixed-term employee labor contracts in Germany.  As a result, the global number of employees decreased by 9 %  between March 31, 2005 (624 employees) and December 31, 2006 (566 employees).  As of December 31, 2006, the majority of AIXTRON’s worldwide employees was based in Europe.  The following table illustrates the division of AIXTRON’s employees by category of activity and geographic region at December 31 for each of the years 2006, 2005, and 2004:

Employees by Function
as of December 31

	2006		2005		2004

Sales and Service	181	32%	171	30%	112	25%
Research and Development	183	32%	187	33%	161	36%
Manufacturing	128	23%	130	23%	111	25%
Administration	74	13%	82	14%	59	14%
Total	566	100%	570	100%	443	100%

Employees by Region
as of December 31

	2006		2005		2004

Asia	73	13%	70	12%	34	8%
Europe	364	64%	381	67%	381	86%
USA	129	23%	119	21%	28	6%
Total	566	100%	570	100%	443	100%

During the last three years, AIXTRON has not experienced any major labor disputes resulting in work stoppages.

E. Share Ownership

The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company’s ordinary shares and options to acquire its equity securities as of December 31, 2006 by (i) each of the Company’s Supervisory and Executive Board members, (ii) each of the Company’s executive officers, (iii) all directors and executive officers of AIXTRON as a group, (iv) each person known by AIXTRON to beneficially own more than 5% of its shares, and (v) the percentage of the Company’s shares held by U.S. holders:

Name and Address of Beneficial Owner **	Number of Shares (1)		% of Class (2)	Number of Options to Acquire AIXTRON Equity Securities

Prof. Dr. Wolfgang Blättchen	294	(3)	*	0
Wolfgang Breme	0		*	55,000
Dr. William W.R. Elder	121,747	(4)	*	251,860	(11)
Paul Hyland	0		*	151,350	(11)
Dr. Holger Jürgensen	10,037,108	(5)	11.18%	0
Karl-Hermann Kuklies	3,600	(6)	*	0
Prof. Dr. Rudiger von Rosen	1,100		*	0
Kim Schindelhauer	1,039,604	(7)	1.16%	0
Dr. Bernd Schulte	0		*	150,908	(11)
Joachim Simmroß	35,000	(8)	*
All Supervisory and Executive Board members as a group.	11,238,453		12.52%	609,118
Approximate% held by U.S. holders (ADSs outstanding)	10,539,639	(9)	11.74%

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

(2)             Applicable percentage ownership is based on 89,799,397 shares of common stock outstanding as of December 31, 2006 (according to German GAAP rules based on the German Commercial Code (HGB)) together with applicable options for such shareholder.  Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(3)             Consists of 294 shares owned by Prof. Dr. Blättchen’s wife.

(4)             Equivalent to 121,747 ADSs. Dr. William W.R. Elder, beneficially owns 121,747 ADSs, of which 47,735 were held directly, 55,398 were held indirectly through the Elder family trust and 18,614 were held by a custodian for his sons.

(5)             Dr. Jürgensen, directly or indirectly, beneficially owns 10,037,108 shares through his ownership stake in CAMMA GmbH.

(6)             Includes 1,900 shares owned by his wife and 1,700 shares owned by his daughter.

(7)             Mr. Schindelhauer, directly or indirectly, beneficially owns 1,039,604 shares through his ownership stake in SBG Beteiligung GmbH.

(8)             Includes 20,000 shares owned directly, and 15,000 owned indirectly by Mr. Simmroß’s wife.

(9)             Equivalent to 10,539,639 ADSs outstanding as a percentage of total shares outstanding, assuming that all ADSs are held by U.S. beneficial holders.  Source:  JPMorgan. Data as of December 31, 2006.

(10)       Mr. Hyland, Mr. Breme, and Dr.. Schulte hold options to acquire AIXTRON ordinary shares. Dr. Elder holds 196,860 options to acquire AIXTRON ADSs and 55,000 Options to acquire AIXTRON ordinary shares.

As of December 31, 2006, members of the Company’s Supervisory Board, a group of six persons, indirectly or directly, held 11,116,706 AIXTRON ordinary shares.

Pursuant to Section 15a of the German Securities Trading Act (WpHG), in effect during the reporting period, members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON.  In fiscal year 2006, Supervisory Board member Joachim Simmroß reported he had purchased directly 300 shares of AIXTRON on September 9, 2006 at a purchase price per share of € 3.02. Additionally, Mr. Simmroß reported that he had purchased on September 25, 2006 2,700 shares of AIXTRON directly at a purchase price per share of € 3.02 and 5,000 shares of AIXTRON indirectly through his wife at a purchase price per share of € 3.02.

Employee Bonds and Options

Employee Bonds

In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of € 320 thousand, interest payable annually in arrears. The bonds are not transferable and must be repurchased at par if the employee leaves the Company. The notes are convertible, at the option of the holder, into shares of common stock, initially at a conversion rate of 480 shares (after the effects of share splits) of common stock for each € 51.13 principal amount of notes plus payment of an additional € 971.45, subject to adjustment in certain circumstances. The right to convert expires at the end of the life of the bond in November 2007. The conversion feature was not deemed to be beneficial at issuance.

During 2006 and 2005 no bonds were converted into common stock.

The remaining outstanding convertible bonds as of December 31, 2006, amounting to € 3 thousand can be converted, at the option of the holders, into 25,440 shares of common stock through November 2007.

As part of the acquisition of Genus, Inc, the Company assumed liabilities from convertible bonds at total par value of € 4,807 thousand (US$ 6,450 thousand) and at an interest rate of 7%. The convertible bonds were issued by Genus, Inc. in August 2002 and had a maturity term of three years. The interest was due every six months in February and in August and could be paid, at the option of Genus, Inc. either in cash or in shares of common stock. The holder of the notes had the option to either convert the note into shares of Genus common stock at a conversion rate of one Genus share for each US$ 1.42 principal amount of notes, or to demand that there be a repayment in cash at the due date in August 2005. The option of conversion into Genus stock shares was changed, at the date of the Genus acquisition, into a right to convert each Genus stock share into a 0.51 AIXTRON ADS. For this purpose the required AIXTRON ADS were contributed into the trust as part of the acquisition (see note 22).

In August 2005, the convertible bonds and the interest incurred since March 13, 2005 were completely settled by way of conversion into AIXTRON ADS. In this conversion 2,383,920 ADS from the trust were issued to the holder of the convertible bonds. As a result no liability from the Genus convertible bond existed at December 31, 2005 or December 31, 2006.

As part of the acquisition of Genus, liabilities for additional options over 60,409 ADS were assumed. These options were still outstanding as of December 31, 2005. The options were held by unrelated third parties. Their weighted-average exercise price was US$ 9.95 per ADS. The options expired on May 13, 2006 without being exercised.

Stock Option Plans

The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for the issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The options are exercisable in equal installments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Vested options are only permitted to be exercised when the performance of the AIXTRON stock exceeds the performance of the Technology AS Price Index (formerly the New Market Index) by at least 5% in the reference period or when the turnover reported by AIXTRON rises by at least 25% per year and the profit/revenue ratio is at least 12%. Regardless of fulfillment of these conditions, the stock options can be exercised when 15 years have elapsed. Under the terms of the 1999 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. All options are settled by physical delivery of shares. Under this plan 1,245,151 options for the purchase of 1,926,005 common shares were outstanding as of December 31, 2006.

In 2002, options were granted with the exercise price slightly less than fair market value. Fair market value is determined based upon the closing trading price on grant date.

AIXTRON stock option plan 2002

In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal installments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus a premium of 20% over the average closing price. No grants were issued with a strike price less than fair market value. All options are settled by physical delivery of shares. A total of 3,134,560 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2006.

Genus stock option plan 2000

With the acquisition of Genus, Inc. the Company adopted the Genus Incentive Stock Option Plan 2000. Under this plan at the date of acquisition options were authorized to purchase 3,948,014 Genus shares of common stock. At the date of acquisition these options were converted into options to purchase 2,013,487 AIXTRON ADS. Options granted before October 3, 2003 vest over a three-year-period and expire five years from the date of grant. Options granted after October 3, 2003 vest over a four-year-period and expire in ten years from the date of grant. A total of 994,469 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2006.

See Note 25 to AIXTRON’s Consolidated Financial Statements for more information on AIXTRON’s employee stock option plans.

Item 7:  Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2006, Dr. Holger Jürgensen, one of the Company’s founders and Deputy Chairman of the Company’s Supervisory Board, directly or indirectly, beneficially owned 11.18 % of AIXTRON’s ordinary shares through his ownership stake in Camma GmbH.  See also “Item 6. Directors, Senior Management and Employees — Share Ownership”.

As of December 31, 2006, J.P. Morgan Services Inc., Newark, held 10,539,639 ordinary shares, represented by 10,539,639 ADSs, or 11.74 % of AIXTRON’s shares outstanding.

To the Company’s knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 5 % or more of AIXTRON’s outstanding shares as of December 31, 2006.

As of May 11, 2006, AIXTRON had approximately 74,000 shareholders, based on the number of mailings of invitations for the annual general meeting in accordance with Section 125 of the German Corporation Law (AktG).  As of December 31, 2006, 140 registered ADS holders (excluding DTC) held 2,186,109 ADSs representing 2.43 % of total shares outstanding.  A significant number of such registered ADS holders may be U.S. beneficial ADS holders, estimated to be 5,933 in total based on the number of holders reported by ADP for broker search dated December 29, 2006.  See also “Item 6. Directors, Senior Management and Employees — Share Ownership”.

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

Item 8:  Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements.”

Export Revenues

Revenues outside of Europe accounted for € 149,5 million or 87.05% of AIXTRON’s total revenues for the year ended December 31, 2006, € 117.3 million or 84.18% of AIXTRON’s total revenues for the year ended December 31, 2005 and € 126.4 million or 90.26% of AIXTRON’s total revenues for the year ended December 31, 2004.  Revenues to AIXTRON’s Asian-based customers accounted for € 135.2 million or 78.76% of the Company’s total revenues for the year ended December 31, 2006, € 103 million or 73.89% of the Company’s total revenues for the year ended December 31, 2005 and € 108.1 million or 77.21% of the Company’s total revenues for the year ended December 31, 2004.

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

Net of a transfer of € 1.4 million to retained earnings, AIXTRON AG, the parent company of the AIXTRON Group, recorded a net accumulated income of € 1.4 million for 2006.  Since the Company continues to focus on the development and expansion of its business, AIXTRON’s Executive and Supervisory Boards will propose to the shareholders’ meeting that no dividend be distributed for 2006. AIXTRON recorded net accumulated results of 0 € for both 2005 and 2004, and no dividends were distributed since the requirements for distributing a dividend were not met in these years.

B. Significant Changes

See Note 35 (“Events After the Balance Sheet Date”) to AIXTRON’s Consolidated Financial Statements and “Item 4.  Information on the Company — History and Development of the Company — Important Events.”

Item 9:  The Offer and Listing

Items 9.A.1. through A.3., Items 9.A.5. through A.7., and Items B., D., E. and F. are not applicable.

Trading Markets

The principal trading market for AIXTRON’s ordinary shares is the Frankfurt Stock Exchange, where the shares trade under the symbol “AIX.”  AIXTRON’s ADRs, each evidencing one ADS, which represents one ordinary share, trade on the NASDAQ Capital Market under the symbol “AIXG.”

Market Price Information

Frankfurt Stock Exchange

The table below sets forth, for the calendar periods indicated, the high and low XETRA closing prices (on the Deutsche Börse’s electronic trading system) for AIXTRON’s ordinary shares. See the discussion under “Item 3. Key Information — Exchange Rate Information” for information with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below.

	XETRA closing price per ordinary share* (in euro)
	High	Low

Annual
2002**	29.45	4.25
2003	5.68	2.09
2004	7.08	3.05
2005	3.95	2.36
2006	4.01	2.46
Quarterly
2003
First quarter	5.09	2.09
Second quarter	4.67	2.51
Third quarter	5.68	3.67
Fourth quarter	5.55	4.44
2004
First quarter	7.08	4.88
Second quarter	6.01	4.52
Third quarter	5.82	4.71
Fourth quarter	4.33	3.05
2005
First quarter	3.95	3.25
Second quarter	3.22	2.36
Third quarter	3.19	2.67
Fourth quarter	2.93	2.39
2006
First quarter	3.88	2.46
Second quarter	4.01	2.51
Third quarter	3.12	2.55
Fourth quarter	3.44	2.89
Monthly
2006
August	3.04	2.82
September	3.12	2.81
October	3.44	2.89
November	3.40	3.10
December	3.34	3.09
2007
January	4.02	3.55
February (through February 15, 2007)	4.15	3.91

*Source:  Bloomberg

**

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

On February 15, 2007, the XETRA closing price per ordinary share was € 4.04.

NASDAQ Market

Official trading of AIXTRON’s ADSs on the NASDAQ Capital Market commenced on March 11, 2005.

The following table sets forth, for the calendar periods indicated, the high and low closing prices per ADS as reported on the NASDAQ Capital Market:

	Price per ADS* (in USD)
	High	Low

Annual
2002	na	na
2003	na	na
2004	na	na
2005	4.86	2.78
2006	4.92	2.95
Quarterly
2003
First quarter	na	na
Second quarter	na	na
Third quarter	na	na
Fourth quarter	na	na
2004
First quarter	na	na
Second quarter	na	na
Third quarter	na	na
Fourth quarter	na	na
2005
First quarter	4.86	4.16
Second quarter	4.05	2.97
Third quarter	3.81	3.21
Fourth quarter	3.43	2.78
2006
First quarter	4.57	2.95
Second quarter	4.92	3.12
Third quarter	3.92	3.13
Fourth quarter	4.43	3.59
Monthly
2006
August	3.81	3.54
September	3.92	3.50
October	4.29	3.59
November	4.27	4.08
December	4.43	4.01
2007
January	5.26	4.55
February (through February 15, 2007)	5.34	5.04

*Source:  Bloomberg

On February 15, 2007, the closing price per ADS on the NASDAQ Capital Market was $ 5.29.

Item 10:  Additional Information

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

With respect to Items 10.B.2. through 10.B.10, see “Description of the AIXTRON Ordinary Shares” and “Description of the American Depositary Shares” in the Registration Statement on Form F-4 (Reg. No. 333-122624) filed on February 8, 2005.  Regarding the “Description of the AIXTRON Ordinary Shares, incorporated by reference, please note that meanwhile (i) the acquisition of Genus, Inc. has been completed and (ii) in particular the following additional changes have occurred:

The amount of the stated share capital of AIXTRON has changed and amounts to € 89,799,397 as of December 31, 2006.  It is divided into 89,799,397 no-par value bearer shares.  Shareholders are not entitled to be issued a share certificate representing their share(s).

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

Corporate Governance

AIXTRON’s Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code (Regierungskommission Deutscher Corporate Governance Kodex) was last updated in March 2007 and states the Company’s complete compliance with the Corporate Governance Code. It is posted in the “Investor Relations” section of AIXTRON’s website at www.aixtron.com.

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

In conjunction with the its annual report for the year ending December 31, 2006, the Company is required to include a report from its management relating to its evaluation of the Company’s internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15T in this annual report on Form 20-F.

Companies listed on NASDAQ are subject to the provisions of NASDAQ Rule 4350 (“Rule 4350”), among other NASDAQ Rules.

In general, pursuant to Rule 4350(a)(1), as amended, a “foreign private issuer” such as AIXTRON may follow its home country law and practice in lieu of the corporate governance requirements of NASDAQ.  A foreign private issuer that elects to follow home country practice in lieu of Rule 4350 must provide a written statement from an independent counsel in the issuer’s home country certifying that the non-conforming practices are not prohibited by the home country’s law.  AIXTRON provided such a written statement in connection with its March 2005 listing application.

A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 is also required to disclose in its annual reports filed with the SEC each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirement.

AIXTRON intends generally to comply with applicable German corporate governance practice rather than certain of the requirements of Rule 4350.  The requirements of Rule 4350 that AIXTRON is not following and its non-conforming practices in lieu thereof are as follows:

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

•

Rule 4350(d) sets forth certain requirements with respect to a company’s Audit Committee (including committee charter, composition, responsibilities and authority). The NASDAQ Rules require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. AIXTRON currently has an Audit Committee. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders’ meeting. The independence of the members of AIXTRON’s Supervisory Board committees is governed by the independence standards applicable to Supervisory Board members. Collectively, AIXTRON’s Supervisory Board is responsible for many of the same functions as the committees required under Rule 4350;

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

Compliance with the requirements of NASDAQ Marketplace Rule 4350 applicable to foreign private issuers

Under Rule 4350(a)(1), as amended, however, even a foreign private issuer such as AIXTRON is still required to comply with Rule 4350(b)(1)(B)(relating to disclosure of “going concern” qualifications), Rule 4350(j)(relating to execution of NASDAQ form listing agreements) and Rule 4350(m)(relating to issuer notices to NASDAQ of material noncompliance with Rule 4350); and to have an Audit Committee that satisfies Rule 4350(d)(3)(regarding compliance with Rule 10A-3 of the Exchange Act) and to ensure that such Audit Committee’s members meet the independence requirement in 4350(d)(2)(A)(ii)(regarding independence required under Rule 10A-3 of the Exchange Act).

AIXTRON’s Supervisory Board has determined that as of December 31, 2006, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 4350.  In particular, AIXTRON’s Supervisory Board has determined that each member of the Audit Committee is “independent” as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 4350(d)(2)(A)(ii).

Corporate Governance Guidelines

AIXTRON has adopted a Code of Ethics that applies to the members of the Company’s Executive Board and senior financial officers nominated by the Executive Board.

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

The Company’s employment contract with Paul Hyland, effective as of April 1, 2002 and amended as of October 20, 2004, provides for a base salary of € 310,700 per year and a bonus in accordance with the employment contract (3% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”)). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income.  For the purposes of a pension scheme, the Company pays Mr. Hyland € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary.  In addition, the Company pays Mr. Hyland the employer’s contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver.  Mr. Hyland’s present employment contract will expire on March 31, 2010.

The Company’s employment contract with Wolfgang Breme, effective as of April 1, 2005, provides for a base salary of € 230,100 per year and a bonus in accordance with the employment contract (1.5% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”)).  The total amount available to be paid as a bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income.  For the purposes of a pension scheme, the Company pays Mr. Breme € 25,000 per year in the first year of employment and € 40,000 per year in the following employment years, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary.  In addition, the Company pays Mr. Breme the employer’s contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver.  Mr. Breme’s present employment contract will expire on March 31, 2008.

The Company’s employment contract with Dr. Bernd Schulte, effective April 1, 2002 and amended as of October 20, 2004, provides for a base salary of € 260,000 per year and a bonus in accordance with the employment contract (1.5% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”)).  The total amount available to be paid as a bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income.  For the purposes of a pension scheme, the Company pays Dr. Schulte € 40,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary.  In addition, the Company pays Dr. Schulte the employer’s contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver.  Dr. Schulte’s present employment contract will expire on March 31, 2010.

The Company’s employment contract with Dr. William W.R. Elder, effective July 1, 2005 and amended as of May 11, 2006, provides for a base salary of U.S.$ 360,000 per year and a bonus in accordance with the employment contract (1.0% of AIXTRON’s annual Group net income adjusted by additions to and withdrawals from revenue reserves (“modified annual AIXTRON Group net income”)).  The total amount available to be paid as bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income.  A Company pension plan is not part of the contract.  Dr. Elder’s present employment contract will expire on June 30, 2008.

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

In addition, profits of German resident corporations are subject to a municipal profit-related trade income tax.  The exact amount of this trade income tax depends on the municipality in which the corporation maintains its business establishment(s) and varies between 9% and 20%.  Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.  Therefore, the overall tax rate for companies operating in Germany ranges between 33% to 41%.

The deduction for a taxable loss carryforward for the fiscal year is unlimited up to a threshold of € 1,000,000, thereafter taxable income can only be offset to the extent of 60%.  The temporary loss carryforward is reduced by the amount used and remains unlimited in life.

The German government has announced that it intends to reform the corporate tax system as from 2008 onwards, which is expected to result in a reduction of the tax rates to about 30%, but, on the other hand, the tax basis will be broadened (e.g., by tightening depreciation rules and by imposing rigid limitations on interest expenses). Details of the reform have not yet been determined.

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

Taxation of Capital Gains for U.S. Shareholders

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

Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of AIXTRON’s shares or ADSs.  This summary is based on (1) the federal tax laws of the United States as in effect and available on the date of this annual report, including the Internal Revenue Code of 1986, as amended (the “Code”), judicial and administrative interpretations thereof, and currently effective and proposed U.S. Treasury Regulations, each as available on the date hereof, and (2) in part on the representations and covenants of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.  All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of AIXTRON’s shares or ADSs that, for U.S. federal income tax purposes, is: (1) a citizen or resident of the U.S., (2) a partnership or corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (a) a court within the U.S. is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of the trust.  A “Non-U.S. Holder” is a beneficial owner of AIXTRON’s shares or ADSs that is not a U.S. Holder.

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

Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” the gross amount of any distribution the Company makes of cash or property (other than certain distributions, if any, of shares distributed pro rata to all AIXTRON shareholders, including holders of ADSs) with respect to shares or ADSs, before reduction for any German taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles.  Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” individuals who are U.S. Holders may be taxed on any such dividends received in a taxable year beginning on or before December 31, 2010 at the lower tax rate applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year).

In order to qualify for the preferential rate of taxation, certain requirements must be met, including certain holding period requirements and the absence of certain risk reduction transactions with respect to the shares or ADSs.  Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.  Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution AIXTRON makes exceeds its current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain.  AIXTRON does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

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

Dividends received by a U.S. Holder with respect to ordinary shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the U.S. foreign tax credit, dividends paid by AIXTRON generally will constitute passive income, or in the case of certain U.S. Holders, financial services income.  U.S. Holders should note, however, that the “financial services income” category will be eliminated for taxable years beginning after December 31, 2006, and the foreign tax credit limitation categories after such time will be limited to “passive category income” and “general category income.”  U.S. Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

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

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:  (i) at least 75 % of its gross income is “passive income;” or (ii) at least 50 % of the average value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.  Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of the Company’s gross income and gross assets and the nature of the Company’s business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2006.  AIXTRON’s status in future years will depend on its assets and activities in those years.  AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year.  If AIXTRON were a PFIC, U.S. Holders generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

If AIXTRON were a PFIC, U.S. Holders could make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively.  However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of AIXTRON’s shares and the ADSs.  U.S. Holders should consult their own tax advisor regarding the tax consequences that would arise if AIXTRON were to be treated as a PFIC.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock.  Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman to a holder of shares or ADSs, other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons.  A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, shares or ADSs within the United States to a holder, or by a U.S. payor or U.S. middleman, other than an “exempt recipient,” if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.  The backup withholding rate is 28% for taxable years through 2010.

In the case of such payments made within the U.S. to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the U.S., the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.  Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

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

Exchange Rate Risk

Transaction Risk and Currency Risk Management

The global nature of AIXTRON’s businesses exposes its operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the dollar, the euro and other world currencies.  AIXTRON’s businesses are exposed to transaction risk whenever the Company has revenues in a currency that is different from the currency in which it incurs the costs of generating those revenues.  When AIXTRON converts the revenues into the currency in which it incurs the costs, the value of the revenues may have declined in the interim relative to the currency in which the Company incurred the costs.  These risks primarily affect the Company’s business in Europe, which generates a part of AIXTRON’s system revenues in foreign currencies, primarily U.S. dollars, and incurs manufacturing costs primarily in euros.

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

Foreign Currency Risk

The Company’s activities expose it to the financial risks of changes in foreign currency exchange rates. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts to hedge the exchange rate risk arising on the export of equipment. The main exchange rates giving rise to the risk are those between the U.S. dollar, pound sterling, and euro.

The Company’s use of derivative financial instruments is governed by the Company’s policies approved by the board of directors which provide principles on foreign exchange rate risk and the use of derivative financial instruments. Exposures are reviewed on a regular basis. The Company does not enter into derivative financial instruments for speculative purposes.

Exposure to exchange rate risk is managed by the Company through sensitivity analysis. The following table details the Company’s sensitivity to a 10 % increase in the value of the euro against the respective foreign currencies. This represents AIXTRON’s assessment of the possible change in foreign exchange rates.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based on the change taking place at the beginning of the financial year and held constant throughout the reporting period. A negative number indicates a decrease in revenue and net income or net loss where the euro strengthens against the respective currency.

	U.S. Dollar Impact			Pound Sterling Impact
(€ thousands)	2006	2005	2004	2006	2005	2004

Revenue	(11,319)	(8,359)	(9,696)	(291)	(591)	(408)
Net Income / (Loss)	(3,651)	(206)	(2,786)	499	123	2,417

The sensitivity of the Company’s net income to exchange rate risk is reduced, in comparison with the effect on revenue, by the use of foreign currency exchange contracts and by the “natural hedge” effect of costs incurred in those currencies. The sensitivity analysis for the impact of a strengthening of the euro against the U.S. dollar in 2005 includes the effect on the results of a theoretical increase in impairment of goodwill amounting to € 2.6 million in 2005.

It is the Company’s policy to enter into forward foreign exchange contracts to cover specific foreign currency receipts within the range of 80 to 90 % of the expected exposure. The Company also enters into forward foreign exchange contracts to manage the risk associated with anticipated sales transactions out to 15 months within 50 to 60 % of the exposure generated.

Interest Rate Risk

The Company is subject only to minor effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments, bank loans and convertible bonds.

See Note 29 to the Company’s Consolidated Financial Statements (“Financial Instruments”) for more information on the credit, interest rate, and currency risks arising in AIXTRON’s normal course of business.

Item 12:  Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:  Controls and Procedures

Attached as exhibits to this Form 20-F are certifications of AIXTRON’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required in accordance with Rule 13a-14 of the Exchange Act. This “Controls and Procedures” section includes information concerning the controls and controls evaluation referred to in the certifications. Page 88 sets forth the report of Deloitte & Touch GmbH, our independent registered public accounting firm regarding its audit of AIXTRON’s internal control over financial reporting and of management’s assessment of internal control over financial reporting set forth below in this section.  This section should be read in conjunction with the certifications and the Deloitte & Touche GmbH report for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are defined by Rules 13a-15(e) or 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by AIXTRON in reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s Chief Executive Officer, Paul Hyland, and its Chief Financial Officer, Wolfgang Breme, with the participation of management, have performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006. In connection with this evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer have concluded that such disclosure controls and procedures were effective as of December 31, 2006.

Management Report on Internal Control Over Financial Reporting

AIXTRON’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of AIXTRON; (ii) provide reasonable assurance that all transactions are recorded as necessary to permit the preparation of AIXTRON’s Consolidated Financial Statements and the proper authorization of receipts and expenditures of AIXTRON are being made in accordance with authorization of AIXTRON’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of AIXTRON’s assets that could have a material effect on AIXTRON’s Consolidated Financial Statements.

Management assessed AIXTRON’s internal control over financial reporting as of December 31, 2006, the end of its fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and AIXTRON’s overall control environment. This assessment is supported by testing and monitoring.

Based on the Company’s assessment, management has concluded that AIXTRON’s internal control over financial reporting was effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. AIXTRON’s management reviewed the results of management’s assessment with the Audit Committee of AIXTRON’s Supervisory Board.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, AIXTRON’s internal controls over financial reporting.

AIXTRON’s independent registered public accounting firm, Deloitte & Touche GmbH, audited management’s assessment and independently assessed the effectiveness of the Company’s internal control over financial reporting. Deloitte & Touche GmbH has issued an attestation report concurring with management’s assessment, which is included herein.

Inherent Limitations on Effectiveness of Controls

AIXTRON’s management, including the CEO and CFO, does not expect that its Disclosure Controls or its internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A:  Audit Committee Financial Experts

As of December 31, 2006, AIXTRON’s Supervisory Board has determined that Prof. Dr. Blättchen is an “Audit Committee financial expert.” The Supervisory Board has determined that the “Audit Committee financial expert” is “independent” as set forth in Rule 10A-3 of the Exchange Act.

Item 16B:  Code of Ethics

AIXTRON has adopted a code of ethics that applies to the members of the Company’s Executive Board and senior financial officers nominated by AIXTRON’s Executive Board.  All of these Executive Board members and senior financial officers have agreed to abide by this code of ethics.  AIXTRON’s code of ethics, which is filed as an exhibit to this annual report on Form 20-F, is consistent with the requirements of the German Code of Corporate Governance and the NASDAQ Capital Market and. The Company has revised its code of ethics in 2006 and has published the updated version of the code of ethics on its website at www.aixtron.com.

Item 16C:  Principal Accountant Fees and Services

Fees related to audit services and other services rendered by AIXTRON’s independent principal accountant, Deloitte & Touche worldwide, for the years 2006 and 2005 were as follows:

	Year ended
	December 31,
Type of Fees	2006	2005
	(EUR in millions)
Audit Fees	1.37	1.15
Audit-Related Fees	0.04	0.03
Tax Fees	0.05	0.07
All Other Fees	0.01	0.02

Total	1.47	1.27

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

In order to assure the integrity of independent audits, AIXTRON’s Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company’s independent auditors prior to the auditors’ engagement.  As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON’s independent auditors.  Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rules of the SEC.  In fiscal year 2006 the Supervisory Board pre-approved 100% of the performance by Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Hanover, Germany of the above specified audit and permitted non-audit services.

Item 16D:  Exemptions from Listing Standards for Audit Committees

Not applicable.

Item 16E:  Purchases of Equity Securities by the Issuer

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

See pages F-1 to F-58, incorporated herein by reference.

Item 19:  Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as of May 11, 2006 (English translation; incorporated by reference to Exhibit 1.1 to Form 20-F, dated June 22, 2006, File No. 000-51196).

4.2

Manufacturing License and Technical Services Agreement, dated as of August 10, 1989, between AIXTRON Aktiengesellschaft and Laboratoires D’Electronique Philips (incorporated by reference to Exhibit 10.2 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.3

Exclusive Patent and Know—How License Agreement among AIXTRON Aktiengesellschaft, Centre National de la Recherche Scientifique and the Institut National Polytechnique de Grenoble (incorporated by reference to Exhibit 10.3 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.4	Contract between AIXTRON AG and Mr. Paul Hyland, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.4 to Form 20-F, dated June 22, 2006, File No. 000-51196).

4.5

Amendment to contract between AIXTRON AG and Mr. Paul Hyland, dated October 20, 2004. (English translation; incorporated by reference to Exhibit 4.5 to Form 20-F, dated June 22, 2006, File No. 000-51196).

4.6	Contract between AIXTRON AG and Mr. Wolfgang Breme, effective April 1, 2005. (English translation)

4.7	Contract between AIXTRON AG and Dr. Bernd Schulte, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.7 to Form 20-F, dated June 22, 2006, File No. 000-51196).

4.8	Amendment to contract between AIXTRON AG and Dr. Bernd Schulte, dated October 20, 2004. (Incorporated by reference to Exhibit 4.8 to Form 20-F, dated June 22, 2006, File No. 000-51196).

4.9	Contract between AIXTRON AG and Dr. William W.R. Elder, effective July 1, 2005. (English translation; incorporated by reference to Exhibit 4.9 to Form 20-F, dated June 22, 2006, File No. 000-51196).

4.10	Amendment to contract between AIXTRON AG and Dr. William W.R. Elder, dated May 11, 2006; incorporated by reference to Exhibit 4.10 to Form 20-F, dated June 22, 2006, File No. 000-51196).

8.1	List of Subsidiaries (incorporated by reference to the list of significant subsidiaries set forth in this report under the caption “Item 4. Information on the Company — Organizational Structure.”)

11.1	Code of Ethics, revised in 2006.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  March 15, 2007

AIXTRON AKTIENGESELLSCHAFT

/s/	PAUL HYLAND
Name:	Paul Hyland
Title:	President and Chief Executive Officer

/s/	WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Executive Vice President and Chief Financial
Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board

AIXTRON AG

Aachen, Germany

We have audited the accompanying consolidated balance sheets of AIXTRON Aktiengesellschaft and subsidiaries (“AIXTRON”) as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders’ equity, statement of recognized income and expenses and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of AIXTRON’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON Aktiengesellschaft and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006, and the determination of stockholders’ equity and financial position at December 31, 2006, 2005 and 2004, to the extent summarized in Note 40.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report of March 13, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Hanover, Germany

March 13, 2007

Consolidated financial statements

Consolidated income statement
Consolidated balance sheet
Consolidated cash flow statement
Consolidated statement of changes in equity
Statement of recognised income and expenses
Notes to the consolidated financial statements
1.	General principles
2.	Significant accounting policies
3.	Segment reporting
4.	Acquisition of subsidiaries
5.	Research and development
6.	Other operating income
7.	Other operating expenses
8.	Personnel expenses
9.	Net financing costs
10.	Income tax expense/benefit
11.	Current tax assets and liabilities
12.	Property, plant and equipment
13.	Intangible assets
14.	Investment property
15.	Other non-current assets
16.	Deferred tax assets and liabilities
17.	Long-term receivables from current tax
18.	Inventories
19.	Trade receivables and other current receivables
20.	Other financial assets
21.	Cash and cash equivalents
22.	Shareholders’ Equity
23.	Earnings per share
24.	Employee benefits
25.	Share-based payment
26.	Provisions
27.	Trade payables and other current liabilities
28.	Convertible bonds and options
29.	Financial instruments
30.	Operating leases
31.	Capital commitments
32.	Contingencies
33.	Related parties
34.	Consolidated entities
35.	Events after the balance sheet date
36.	Auditors’ fees
37.	Employees
38.	Additional information about the cash flow statement
39.	Statement of compliance with the German Corporate Governance Code
40.	Reconciliation to US-GAAP
41.	Additional US-GAAP Information
42.	Supervisory and Executive Boards

Consolidated income statement

in EUR thousands	Note	2006	2005	2004

Revenues		171,685	139,402	140,004
Cost of sales		108,245	104,676	87,604
Gross profit		63,440	34,726	52,400

Selling expenses		23,366	27,766	18,297
General administration expenses		17,266	18,004	13,240
Research and development costs	5	23,942	30,514	20,407
Other operating income	6	8,468	5,565	9,939
Other operating expenses	7	1,635	2,900	721
Impairment of goodwill	13	0	13,782	0
Operating result		5,699	(52,675)	9,674

Interest income		1,003	693	786
Interest expense		56	233	2
Net interest	9	947	460	784
Result before taxes		6,646	(52,215)	10,458

Taxes on income	10	789	1,253	2,829
Net income/loss for the year (after taxes)		5,857	(53,468)	7,629

Loss attributable to minority interests (after taxes)		0	0	(52)
Profit/loss attributable to the shareholders of the parent company (after taxes)		5,857	(53,468)	7,681

Basic earnings per share (EUR)	23	0.07	(0.65)	0.12
Diluted earnings per share (EUR)	23	0.07	(0.65)	0.12

See accompanying notes to consolidated financial statements.

Consolidated balance sheet

in EUR thousands	Note	12/31/2006	12/31/2005

Assets
Property, plant and equipment	12	36,381	42,179
Goodwill	13	65,052	71,002
Other intangible assets	13	15,097	19,766
Investment property	14	4,908	4,908
Other non-current assets	15	671	499
Deferred tax assets	16	5,380	6,331
Tax assets	17	486	0
Total non-current assets		127,975	144,685
Inventories	18	53,149	33,113
Trade receivables less allowance kEUR 311 (2005: kEUR 445)	19	27,677	24,209
Current tax assets	11	699	0
Other current assets	19	4,450	3,875
Other financial assets	20	2,781	0
Cash and cash equivalents	21	46,751	31,435
Total current assets		135,507	92,632
Total assets		263,482	237,317

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 87,836,154 (last year: 87,796,614)		87,836	87,797
Additional paid-in capital		97,444	95,951
Accumulated deficit		(3,406)	(9,264)
Income and expenses recognised in equity		2,068	9,115
Total shareholders’ equity	22	183,942	183,599
Provisions for pensions	24	983	978
Other non-current liabilities		76	176
Other non-current accruals and provisions	26	2,030	3,122
Total non-current liabilities		3,089	4,276
Trade payables	27	29,926	17,479
Advance payments from customers		31,421	11,845
Other current accruals and provisions	26	12,591	14,032
Other current liabilities	27	1,443	3,949
Current tax liabilities	11	536	1,404
Convertible bonds	28	3	3
Deferred revenues		531	730
Total current liabilities		76,451	49,442
Total liabilities		79,540	53,718
Total liabilities and shareholders’ equity		263,482	237,317

See accompanying notes to consolidated financial statements.

Consolidated cash flow statement

in EUR thousands	Note	2006	2005	2004

Cash inflow/outflow from operating activities
Net income/loss for the year (after taxes)		5,857	(53,468)	7,681
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		1,450	1,801	1,041
Impairment expense		816	26,630	0
Depreciation and amortization expense		9,900	10,406	5,986
Net result from disposal of property, plant and equipment		38	484	370
Deferred income taxes		1,351	(509)	1,700
Other non-cash expenses		1,247	0	0

Change in
Inventories		(21,388)	8,738	(4,265)
Trade receivables		(4,749)	(5,316)	(6,513)
Other assets		(1,640)	328	(4,624)
Trade payables		12,894	(560)	2,157
Provisions and other liabilities		(3,773)	1,138	4,130
Deferred revenues		(151)	(1,280)	(1,243)
Non-current liabilities		(924)	1,091	(20)
Advance payments from customers		19,841	(1,684)	432
Cash inflow/outflow from operating activities		20,769	(12,201)	6,832

Cash inflow/outflow from investing activities
Cash from acquisition of Genus, Inc.		0	9,049	0
Cost related to the Genus acquisition		0	(3,628)	0
Capital expenditures in property, plant and equipment		(2,181)	(8,323)	(3,763)
Capital expenditures in intangible assets		(184)	(64)	(618)
Bank deposits with a maturity of 6 months	20	(2,781)	0	0
Acquisition of minority interests		0	0	(2,011)
Proceeds from the sale of property, plant and equipment		0	0	3
Cash inflow/outflow from investing activities		(5,146)	(2,966)	(6,389)

Cash inflow/outflow from financing activities
Change in minorities		0	0	(52)
Exercise of stock options		83	0	0
Cash inflow/outflow from financing activities		83	0	(52)

Effect of changes of exchange rates on cash and cash equivalents		(390)	1,104	(196)
Net change in cash and cash equivalents		15,316	(14,063)	195
Cash and cash equivalents at the beginning of the period		31,435	45,498	45,303
Cash and cash equivalents at the end of the period	21	46,751	31,435	45,498

Interest paid		(166)	(38)	(2)
Interest received		971	691	806
Income taxes paid		(1,313)	(506)	(240)
Income taxes received		8	23	934

See accompanying notes to consolidated financial statements.

Consolidated statement of changes in equity

					Income and expense recognised directly in equity
	Sub- scribed capital under HGB	Trea- sury shares	Sub- scribed capital under IFRS	Addi- tional paid-in-capital	Currency trans- lation	Derivative financial instru- ments	Retained Earnings/ Accumu- lated deficit	Minority inte- rests	Share- holders’ equity
in EUR thousands									Total

Balance at January 1, 2004	64,832		64,832	27,762	(2,244)	1,469	36,524	159	128,502
Net income for the period							7,680	(52)	7,628

Expense for stock options				1,041					1,041

Currency translation					48				48

Acquisition minority interests								(107)	(107)

Derivative financial instruments net of tax						(145)			(145)

Balance at December 31, 2004	64,832		64,832	28,803	(2,196)	1,324	44,204	0	136,967

Balance at January 1, 2005	64,832		64,832	28,803	(2,196)	1,324	44,204	0	136,967

Net loss for the period							(53,468)		(53,468)

Capital increase against contribution in kind	24,968	(4,428)	20,540	62,161					82,701
Expense for stock options				1,801					1,801

Exercise

- convertible bonds		2,384	2,384	3,142					5,526

- stock options		41	41	44					85

Currency translation					11,616				11,616

Derivative financial instruments net of tax						(1,629)			(1,629)

Balance at December 31, 2005	89,800	(2,003)	87,797	95,951	9,420	(305)	(9,264)	0	183,599

						Income and expense recognised directly in equity
	Sub- scribed capital under HGB	Trea- sury shares	Sub- scribed capital under IFRS		Addi- tional paid-in- capital	Currency trans- lation	Derivative financial instru- ments	Accumu- lated deficit		Minority inte- rests	Share- holders’ equity
											Total
Balance at January 1, 2006	89,800	(2,003)	87,797		95,951	9,420	(305)	(9,264)		0	183,599

Net income for the period								5,857			5,857
Expense for stock options					1,450						1,450

Exercise stock options		40	40		43						83

Currency translation						(7,871)					(7,871)

Derivative financial instruments net of tax							824				824

Balance at December 31, 2006	89,800	(1,963)	87,836	*	97,444	1,549	519	(3,406	)*	0	183,942

* rounded

See accompanying notes to consolidated financial statements.

Statement of recognised income and expenses

in EUR thousands	2006	2005	2004

Net income/loss	5,857	(53,468)	7,680

Unrealised gains/losses from derivative financial instruments before taxes	1,122	(2,493)	(308)
Currency translation adjustment	(7,871)	11,616	48
Deferred taxes	(298)	864	163
Net income/loss recognised directly in equity	(7,047)	9,987	(97)
Total recognised income and expenses for the period	(1,190)	(43,481)	7,583

See accompanying notes to consolidated financial statements.

Notes to the consolidated financial statements

1. General principles

AIXTRON AG (“AIXTRON AG”) is incorporated as a stock corporation (“Aktiengesellschaft”) under the laws of the Federal Republic of Germany. The Company is domiciled at Kackertstraße 15-17, 52072 Aachen, Germany. AIXTRON AG is registered in the commercial register of the District Court (“Amtsgericht”) of Aachen under HRB 7002.

The consolidated financial statements of AIXTRON AG and its subsidiaries (“AIXTRON” or “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB) and Section 315a of HGB (German Commercial Law).

Information required under generally accepted accounting standards in the United States (US-GAAP) is also provided in the notes to the consolidated financial statements. Material differences in accounting standards between IFRS and US-GAAP are explained in note 40.

AIXTRON is a leading provider of deposition equipment to the semiconductor and compound-semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fibre optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signalling and lighting, displays, as well as a range of other leading-edge technologies.

These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board for its meeting held on March 13, 2007.

2. Significant accounting policies

(a) Companies included in consolidation

Companies included in consolidation are the parent company, AIXTRON AG, and 11 companies, in which AIXTRON AG has a 100% direct or indirect shareholding or which can be controlled by AIXTRON AG. The balance sheet date of all consolidated companies is December 31. A list of all consolidated companies is shown in note 34.

(b) Basis of accounting

The consolidated financial statements are presented in Euro (EUR). The amounts are rounded to the nearest thousand Euro (kEUR). Some items in the balance sheet and income statement have been combined under one heading to improve the clarity of presentation. Such items are disclosed and commented on individually in the notes.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reported period. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if this revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In the calculation of provisions assumptions and estimates were made in respect of the amount of the related transactions as well as in respect of the probability that such transactions will occur. For the calculation of the fair values of intangible assets AIXTRON assumed future revenues and cash flows to determine the respective assets. These assumptions are based on the experience of the management and on external sources, such as market studies. As to the calculation of provisions for warranties, the Company also uses estimated values derived from previous experience.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

The accounting policies have been applied consistently by each consolidated company.

(c) Bases of consolidation

(i)    Subsidiaries

Entities over which AIXTRON AG has control are treated as subsidiaries (see note 34). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that controlling influence commences.

(ii)   Transactions eliminated on consolidation

All intercompany profits and losses, transactions and balances have been eliminated in the consolidation.

(d) Foreign currency

The consolidated financial statements have been prepared in Euro (EUR). In the translation of financial statements of subsidiaries outside the Euro-Zone the local currencies are used as functional currencies of these subsidiaries. Assets and liabilities of these subsidiaries are translated to EUR at the exchange rate ruling at the balance sheet date. Revenues and expenses are translated to EUR at average exchange rates for the year or at average exchange rates for the period between their inclusion in the consolidated financial statements and the balance sheet date. Net equity is translated at historical rates. The differences arising on translation are disclosed in income and expenses reocognised in equity.

Exchange gains and losses resulting from fluctuations in exchange rates in the case of foreign currency transactions are recognised in the income statement in “other operating income” or “other operating expenses”.

(e) Derivative financial instruments

AIXTRON uses derivative financial instruments in the form of forward exchange contracts and options to hedge fluctuations in exchange rates in respect of cash flows from forecast and agreed sales transactions denominated in foreign currencies.

AIXTRON does not apply hedge accounting to all derivative financial instruments which do not meet the documentation requirements specified in IAS 39. In accordance with the Company’s treasury policy, it does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are measured at fair value. Gains and losses resulting from the market valuations of forward exchange contracts and options at the balance sheet date to which hedge accounting is not applied, are recognised through profit and loss.

Where hedge accounting as defined in IAS 39 is applied to a derivative financial instrument to hedge the variability in cash flows from forecast transactions (cash flow hedges), the gain or loss arising on the market valuation is recognised in equity (income and expenses recognised in equity). This gain or loss is recognised in equity until the underlying transaction affects the income statement. Where a cash flow hedge does not meet the criteria of hedge accounting, the ineffective part will be recognised immediately in the income statement.

(f) Property, plant and equipment

(i)    Acquisition or manufacturing cost

Items of property, plant and equipment are stated at cost, plus ancillary charges, less accumulated depreciation (see below) and impairment losses (see accounting policy (l)).

Costs of internally generated assets include not only costs of material and personnel, but also a share of overhead costs.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Interest is expensed as incurred.

(ii)   Subsequent costs

The Company recognises in the carrying amount of an item of property, plant and equipment the cost of replacing components or enhancement of such an item when that cost is incurred if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be measured reliably. All other costs such as repairs and maintenance are expensed as incurred.

(iii)  Government grants

Government grants related to the acquisition or manufacture of owned assets are deducted from original cost at date of capitalisation.

(iv)   Depreciation

Depreciation is charged on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

•Buildings	25 years
•Machinery and equipment	3 - 10 years
•Other plant, factory and office equipment	3 - 8 years

(g) Intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method. In respect of business acquisitions that have occurred since January 1, 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill was determined under the previous accounting principles (US-GAAP), applied until 2004, and was continued to be recognised at its then carrying amount.

Goodwill is stated at cost less any accumulated impairment loss. Goodwill is allocated to cash-generating units and is tested annually for impairment (see accounting policy (l)).

(ii)   Research and development

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding using scientific methods, is recognised as an expense as incurred.

Expenditure on development comprises costs incurred with the purpose of using scientific knowledge technically and commercially. As not all criteria of IAS 38 are met or are only met at a very late point within the development process, for reasons of materiality AIXTRON did not capitalise such costs.

(iii)  Other intangible assets

Other intangible assets that are acquired by the Company are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (l)).

Intangible assets acquired through business combinations are stated at their fair value at the date of purchase (see note 4).

Expenditure on internally generated goodwill, trademarks and patents is expensed as incurred.

(iv)   Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(v)    Amortisation

Amortisation is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Goodwill is tested annually in respect of its recoverable amount. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

•Software	2 - 3 years
•Patents and similar rights	5 - 18 years
•Customer base and product and technology know how	6 - 7 years

(h)   Investment property

Investment properties are measured using the cost model.

(i)    Trade receivables and other receivables

Trade receivables and other receivables are stated at their fair value. Allowance for potential risks from bad debts is estimated based on previous experience.

(j)    Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses. Cost is determined using weighted average cost.

The cost includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct material and production  cost, as well as an appropriate share of overheads based on normal operating capacity.

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

(k)   Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, current deposits with credit institutions and short-term notes with a remaining maturity of three months or less at the date of acquisition. The basis of measurement is nominal value.

(l)    Impairment of property, plant and equipment and intangible assets

Goodwill purchased as part of a business acquisition is tested annually for impairment, irrespective of whether there is any indication of impairment. For impairment test purposes, the goodwill is allocated to cash-generating units. Impairment losses are recognised to the extent that the carrying amount exceeds the higher of net realisable value or value in use (recoverable amount) of the cash-generating unit.

Property, plant and equipment as well as other intangible assets are tested for impairment, where there is any indication that the asset may be impaired. Impairment losses on such assets are recognised, to the extent that the carrying amount exceeds either the net realisable value that would be obtainable from a sale in an arm’s length transaction, or the value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments and the risks associated with the asset.

Impairment losses are reversed if there has been a change in the estimates used to determine the recoverable amount. Reversals are made only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined if no impairment loss had been recognised.

An impairment loss in respect of goodwill is not reversed.

(m)  Earnings per share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of issued common shares and AIXTRON ADS (see note 22) for the year. Diluted earnings per share reflect the potential dilution that could occur if options issued under the Company’s stock option plans were exercised and convertible bonds were converted, unless such conversion had an anti-dilutive effect.

(n)   Convertible bonds

Convertible bonds that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest rate method.

(o)   Employee benefits

(i)    Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii)   Defined benefit plans

The obligation from defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in prior periods; that benefit is discounted to determine its present value. The calculation is performed by a qualified actuary using the projected unit credit method.

Since January 1, 2005, actuarial gains and losses have been recognised in the income statement at each balance sheet date. The comparative figures have not been adjusted according to IAS 8 for reasons of materiality.

(iii)  Share-based payment transactions

The stock option programs allows members of the Executive Board, management and employees of the Company to acquire shares/ADS (see note 25) of the Company. These stock option programs are accounted for by AIXTRON according to IFRS 2. The fair value of options granted after November 7, 2002 is recognised as personnel expense with a corresponding increase in the additional paid-in capital. The fair value is calculated at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. In the calculation of the personnel expense options forfeited are taken into account.

(p)   Provisions

A provision is recognised in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle this obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax interest rate that reflects current market assessments of the time value of money and, where appropriate, the risks associated with the liability.

(i)    Warranties

The Company offers one to two year warranties on all of its products. Warranty expenses generally include cost of labor, material and related overhead necessary to repair a product free of charge during the warranty period. The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations from which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognised. Factors that affect the Company’s warranty liability include the historical and anticipated rates of warranty claims and cost per claim.

The Company accrues material and labor cost for systems shipped based upon historical experience. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

(iii)  Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(q)   Trade payables and other payables

Trade payables and other payables are stated at their repayment values. Outstanding invoices relating to other accounting periods are recognised in trade payables.

(r)   Revenue

Revenue is generated from the sale and installation of equipment, spare parts and maintenance services. The sale of equipment involves a customer acceptance test at AIXTRON´s production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated terms of conditions of business.

Revenues from the sale of products that have been demonstrated to meet product specification requirements are recognised upon shipment to the customer, if a full customer acceptance test has been successfully completed at the AIXTRON production facility and the risk has passed to the customer.

Revenue relating to the installation of the equipment at the customer’s site is recognised when the installation is completed and the final customer acceptance has been confirmed. The portion of the contract revenue deferred until completion of the installation services is determined based on either the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

Revenue related to products where meeting the product specification requirements has not yet been demonstrated, or where specific rights of return have been negotiated, is recognised only upon final customer acceptance.

Revenue on the sale of spare parts is recognised when title and risk passes to the customer, generally upon shipment. Revenue from maintenance services is recognised as the services are provided.

(s)   Expenses

(i)    Cost of sales

Cost of sales includes such direct costs as materials, labor and related production overheads.

(ii)   Research and development

Research and development costs are expensed as incurred. Project funding received from governments (e.g. state funding) and the European Union is recorded in other operating income, if the Research and Development costs are incurred and provided that the conditions for the funding have been met.

(iii)  Operating lease payments

Payments made under operating leases are recognised as expense on a straight-line basis over the term of the lease.

(t)    Other operating income

Government grants

Government grants awarded for project funding are recorded in “Other operating income” if the Research and Development costs are incurred and provided that the conditions for the funding have been met.

(u)   Deferred tax

Deferred tax assets and liabilities are recorded for all temporary differences between tax and commercial balance sheets and for losses brought forward for tax purposes as well as for tax credits of the companies included in consolidation. The deferred taxes are calculated, based on tax rates applicable at the balance sheet date or known to be applicable in the future. Effects of changes in tax rates on the deferred tax assets and liabilities are recognised upon adoption of the amended law.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits can be set off against tax credits and tax loss carry forwards. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit can be realised.

(v)    Segment reporting

A business segment is a distinguishable component of the Company that is engaged in providing products or services which are subject to similar risks and rewards. AIXTRON operates in worldwide markets. As the risks and rates of return are primarily affected by projects and services, the primary format for the reporting of segment information is business segments with secondary information reported geographically.

Internally reported product lines are combined for group reporting in one business segment as defined in IAS 14.34, as they show only insignificant differences as to long term profit forecasts and as they are materially similar in the assessment of the criteria used to distinguish the individual business segments as defined in IAS 14.9.

Accounting standards applied in segment reporting are in accordance with the general accounting policies as explained in this section. The disclosed revenues earned with other segments are at arm’s length.

(w)   Cash flow statement

The cash flow statement is prepared in accordance with IAS 7. Cash flows from operating activities are prepared using the indirect method. Cash inflows and cash outflows from taxes and interest are included in cash flows from operating activities.

(x)   Recently issued accounting standards

The following list shows IFRS Standards and Amendments to IFRS not compulsory and not applicable for reporting periods ended on December 31, 2006. These standards were not applied earlier than required. AIXTRON is currently analysing the impact of the new standards on its consolidated financial statements. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial statements with the exception that additional or revised information about financial instruments should be presented in the notes, when IFRS 7 is applied.

IFRS 7	Financial Instruments: Disclosures
Issued: August 2005

IFRS 8	Operating Segments
Issued: November 2006

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
Issued: November 2005

IFRIC 8	Scope of IFRS 2
Issued: January 2006

IFRIC 9	Reassessment of Embedded Derivatives
Issued: March 2006

IFRIC 10	Interim Financial Reporting and Impairment
Issued: July 2006

IFRIC 11	IFRS 2 - Group and Treasury Share Transactions
Issued: November 2006

IFRIC 12	Service Concession Arrangements
Issued: November 2006

Amendment	Capital Disclosures
to IAS 1	Issued: August 2005

3.     Segment reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one reportable business segment (see note 2 (v)), the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells the majority of its products in Asia, Europe and the United States, mainly through its direct sales organisation and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Segment capital expenditure consists of the total additions to segment assets, that are expected to be used for more than one period.

Geographical segments

in EUR thousands		Asia	Europe	United States	Consoli- dation	Group

Revenues realised with third parties	2006	135,223	22,232	14,230		171,685
	2005	103,036	22,052	14,314		139,402
	2004	108,097	13,642	18,265		140,004

Internal revenues	2006	15,671	2,642	13,101	(31,414)
	2005	11,582	1,055	6,311	(18,948)
	2004	4,905	1,676	11,646	(18,227)

Total segment revenues	2006	150,894	24,874	27,331	(31,414)	171,685
	2005	114,618	23,107	20,625	(18,948)	139,402
	2004	113,002	15,318	29,911	(18,227)	140,004

Segment assets	2006	12,967	231,370	91,158	(32,530)	202,965
	2005	13,841	214,775	98,795	(127,862)	199,549
	2004	5,798	139,087	10,340	(30,209)	125,016

Segment capital expenditures*	2006	202	1,953	700		2,855
	2005	308	10,213	93,262		103,783
	2004	171	5,202	57		5,430

* Segment capital expenditures for the financial year 2005 also include the additions resulting from the change in composition of the AIXTRON Group.

Revenues are shown in the following table:

in EUR thousands	2006	2005	2004

Revenues for sale of goods	169,759	137,306	138,592
Revenues for service and repair	1,926	2,096	1,412

	171,685	139,402	140,004

Revenues for sale of goods in 2005 include revenues from barter transactions in the amount of kEUR  3,701.

4.     Acquisition of subsidiaries

In 2006 there were no acquisitions.

All acquisitions described below were accounted for using the purchase method of accounting.

In 2006 the former AIXTRON, Inc., Atlanta was merged into Genus, Inc., Sunnyvale. The resulting entity was renamed AIXTRON, Inc., Sunnyvale (see note 34). All disclosures relating to the acquisition of the former Genus, Inc. are described as referring to “former Genus” or “Genus”.

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

As part of the acquisition of Genus by AIXTRON all Genus, Inc. shares were exchanged for AIXTRON American Depositary Shares (ADS) in a stock-for-stock transaction. The shareholders of Genus received 0.51 AIXTRON ADS in exchange for each Genus common share. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share.

In the context of the acquisition, AIXTRON issued additional ADS for the holders of employee stock options, other options and convertible bonds existing at the date of acquisition. These ADS were transferred to a trust at the date of acquisition that keeps the ADS until they are granted to the holders of the options and the convertible bonds. Upon consummation of the transaction, the historical shareholders of AIXTRON AG held approximately 72% and the former shareholders of Genus approximately 28% of AIXTRON AG taking into consideration all ADS issued as part of the transaction (see note 22).

The total purchase price for the acquisition of Genus comprises the following:

in EUR thousands

Fair value of an AIXTRON share of common stock as of March 14, 2005 (20,539,956 shares at 3.72 € per share)	76,409
Fair value of the stock options granted by Genus, Inc.	2,494
Fair value of the convertible bond issued by Genus, Inc.	3,799
Acquisition-related costs	9,403
92,105

The fair value of shares granted by AIXTRON AG was calculated as the quoted share price at the transfer date.

The following table summarises the effect of the fair value adjustments on the assets acquired and liabilities assumed at the date of acquisition.

in EUR thousands	Carrying amount	Fair value adjustment	Acquisition cost

Current assets	28,435	(6,761)	21,674
Property, plant and equipment	9,918	(5,684)	4,234
Other intangible assets	0	24,316	24,316
Other assets	580	(412)	168
Acquired assets	38,933	11,459	50,392
Current liabilities	15,399	5,778	21,177
Acquired assets less liabilities	23,534	5,681	29,215
Goodwill arising on acquisition			62,890
Total purchase price			92,105

The intangible assets acquired were classified according to the following categories:

in EUR millions

Customer base	9.2
Product and technology know how	15.1
24.3

Goodwill was recognised in the course of the transaction. The book value of the goodwill developed as follows:

in EUR thousands	2006	2005

Carrying amount at January 1	57,032	0
Additions at date of first-time consolidation	0	62,890
Subsequent fair value adjustment	(397)	0
Impairment	0	13,705
Effects from currency translation	(5,828)	7,847
Carrying amount at December 31	50,807	57,032

In 2006 the Genus goodwill was reduced in accordance with IAS 12.68 subsequently realising a deferred tax asset amounting to kEUR 397 which at the date of acquisition did not satisfy the criteria of IFRS 3 for separate recognition.

The following table summarises pro forma financial information assuming the Genus acquisition had occurred on January 1, 2004. This pro forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the date presented and should not be taken as representative of future consolidated results of operation or financial position.

in EUR thousands	01/01 - 12/31/2005	01/01 - 12/31/2004

Revenues	143,381	172,552
Net loss	(60,255)	(10,292)
Earnings per share
- basic	(0.73)	(0.12)
- diluted	(0.73)	(0.12)

The consolidated loss for the year 2005 includes a net loss of kEUR 30,722, arising in the original Genus group since the acquisition.

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

5.     Research and development

Research and development costs, before deducting project funding received, were kEUR 23,942, kEUR 30,514 and kEUR 20,407 for the years ended December 31, 2006, 2005 and 2004, respectively.

After deducting project funding received and not repayable, net expenses for research and development were kEUR 19,397, kEUR 27,627 and kEUR 17,856 for the years ended December 31, 2006, 2005 and 2004 respectively.

Research and development expenses in 2006 include impairment expenses for property, plant and equipment in the amount of kEUR 816 (2005: kEUR 1,601) and for intangible assets in the amount of kEUR 0 (2005: kEUR 3,701) (see notes 12 and 13 for details).

6.     Other operating income

in EUR thousands	2006	2005	2004

Research and development funding	4,545	2,887	2,551
Income from resolved contract obligations	548	720	2,965
Income from the reversal of provisions and the write-off of debts	1,883	837	756
Other grants, reimbursements and costs passed on	99	369	0
Compensation payments	12	69	235
Rental income	0	22	216

Foreign exchange gains	1,059	9	2,900
Other	322	652	316
	8,468	5,565	9,939

The amount of exchange differences recognised in profit or loss except for those arising on financial instruments measured at fair value through profit or loss was kEUR 468 (2005: kEUR 9, 2004: kEUR 2,900).

7.     Other operating expenses

in EUR thousands	2006	2005	2004

Foreign exchange losses	905	2,063	25
Losses from the disposal of property, plant and equipment	125	217	374
Additions to allowances for receivables or write-off of receivables	216	102	204
Other	389	518	118
	1,635	2,900	721

8.     Personnel expenses

in EUR thousands	2006	2005	2004

Wages and salaries	35,652	34,633	24,991
Social insurance contributions	4,222	4,236	3,436
Increase in the obligation from defined benefit plans	5	276	35
Expense for defined contribution plans	701	151	0
Stock option expense	1,450	1,801	1,041
	42,030	41,097	29,503

9.     Net financing costs

in EUR thousands	2006	2005	2004

Finance income	1,003	693	786
Finance expense	(56)	(233)	(2)

Net finance costs	947	460	784

10.     Income tax expense/benefit

The following table shows income tax expenses and income recognised in the consolidated income statement

in EUR thousands	2006	2005	2004

Current tax expense/current tax income
for current year	424	282	1,096
adjustment for prior years	(827)	433	45
Total current tax expense	(403)	715	1,141

Deferred tax expense/deferred tax income
from temporary differences	783	(1,441)	1,325
from write-downs and reversals	409	1,979	363
Total deferred tax expense	1,192	538	1,688
Total income tax expense in consolidated income statement	789	1,253	2,829

Income before taxes on income and income tax expense relate to the following regions:

in EUR thousands	2006	2005	2004

Income/(loss) before income taxes
Germany	1,389	(20,171)	9,562
Outside Germany	5,257	(32,044)	896
Total	6,646	(52,215)	10,458

Income tax expense
Germany	(623)	372	2,277
Outside Germany	1,412	881	552
Total	789	1,253	2,829

The Company’s effective tax rate is different from the German statutory tax rate of 39.45% (2005: 39.45%; 2004: 39.28%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax)

The following table shows the reconciliation from the expected to the reported tax expense:

in EUR thousands	2006	2005	2004

Net result before taxes	6,646	(52,215)	10,458
Income tax expense (German tax rate)	2,622	(20,599)	4,108
Effect from differences to foreign tax rates	(680)	1,494	(48)
Non-deductible expenses	528	224	78
Non-consideration of tax claims from loss carryforwards	104	10,467	33
Allowance against deferred tax assets	409	1,979	363
Other	(573)	644	(77)
Effect of the use of loss carryforwards	(2,830)	(157)	(91)
Non-deductible impairment and amortisation of: Goodwill, acquired customer relations and product and technology know how	957	8,639	0
Effect of permanent differences	252	(1,438)	(1,537)
Income tax expense in consolidated income statement	789	1,253	2,829
Effective tax rate	11.9%	(2.4)%	27.1%

11.     Current tax assets and liabilities

In 2006 the current tax assets and liabilities, i.e. those actually incurred because the amount of tax paid in the current or in prior periods was either too high or too low, are kEUR 699 and kEUR 536 respectively. In the previous year current tax liabilities were kEUR 1,404.

12.     Property, plant and equipment

Development of property, plant and equipment

in EUR thousands	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total

Cost
Balance at January 1, 2005	30,120	18,145	10,090	2,907	61,262
Acquisitions through business combinations	328	2,609	299	998	4,234
Acquisitions	989	2,817	745	3,846	8,397
Disposals	195	580	1,231	589	2,595
Transfers	(207)	3,347	207	(3,347)	0
Effect of movements in exchange rates	78	390	304	134	906
Balance at December 31, 2005	31,113	26,728	10,414	3,949	72,204

Balance at January 1, 2006	31,113	26,728	10,414	3,949	72,204
Acquisitions	79	1,623	614	355	2,671
Disposals	82	439	1,386	1,222	3,129
Transfers	0	2,893	(112)	(2,781)	0
Effect of movements in exchange rates	(15)	(558)	(192)	(28)	(793)
Balance at December 31, 2006	31,095	30,247	9,338	273	70,953

Depreciation and impairment losses
Balance at January 1, 2005	7,218	9,794	7,180	0	24,192
Depreciation charge for the year	1,409	3,361	1,355	0	6,125
Impairment losses	0	1,012	0	589	1,601
Disposals	3	556	991	589	2,139
Transfers	(70)	0	70	0	0
Effect of movements in exchange rates	16	72	158	0	246
Balance at December 31, 2005	8,570	13,683	7,772	0	30,025

Balance at January 1, 2006	8,570	13,683	7,772	0	30,025
Depreciation charge for the year	1,518	3,702	1,317	0	6,537
Impairment losses	0	0	0	816	816
Disposals	2	279	1,371	816	2,468
Transfers	0	56	(56)	0	0
Effect of movements in exchange rates	(11)	(169)	(158)	0	(338)
Balance at December 31, 2006	10,075	16,993	7,504	0	34,572

Carrying amounts
At January 1, 2005	22,902	8,351	2,910	2,907	37,070
At December 31, 2005	22,543	13,045	2,642	3,949	42,179

At January 1, 2006	22,543	13,045	2,642	3,949	42,179
At December 31, 2006	21,020	13,254	1,834	273	36,381

Depreciation

Depreciation expense amounted to kEUR 6,537 for 2006 and was kEUR 6,125 and kEUR 5,096 for 2005 and 2004, respectively.

Impairments

During 2006 an impairment loss for self-built systems of kEUR 816 was recognised. Changes in the required technical specifications and a lack of usability resulted in a write-off of capitalized materials and personnel expenses.

Impairments in 2005 amounted to kEUR 1,601 and were attributable to the complete write-down of certain assets. Such assets were constructed for the further development of AIXTRON technology in the semiconductor industry (especially silicon germanium applications for Telecom/Datacom components). Due to changed market conditions the manufacturing cost exceeded the value in use. This was the reason for the impairment.

All impairment losses recognised during 2006 and 2005 are included in research and development costs in the income statement.

Government grants

In 2006, the cost of machinery and equipment was reduced by kEUR 622 (2005: kEUR 1,070), because of government grants. Of that amount, kEUR 94 (2005: kEUR 648) has been accrued as receivable and kEUR 528 (2005: kEUR 422) was paid in cash.

Construction in progress

Construction in progress relates to self-built systems for development laboratories.

13.     Intangible assets

Development of intangible assets

in EUR thousands	Goodwill	Other intangible assets	Total

Cost
Balance at January 1, 2005	19,928	9,236	29,164
Acquisitions through business combinations	62,890	24,316	87,206
Acquisitions	77	3,869	3,946
Disposals	0	301	301
Effect of movements in exchange rates	8,885	3,323	12,208
Balance at December 31, 2005	91,780	40,443	132,223

Balance at January 1, 2006	91,780	40,443	132,223
Acquisitions	0	184	184
Subsequent fair value adjustments from business combinations	(397)	0	(397)
Disposals	0	2	2
Effect of movements in exchange rates	(6,901)	(2,765)	(9,666)
Balance at December 31, 2006	84,482	37,860	122,342

Amortisation and impairment losses
Balance at January 1, 2005	6,295	4,941	11,236
Depreciation charge for the year	0	4,281	4,281
Impairment losses	13,782	11,247	25,029
Disposals	0	273	273
Effect of movements in exchange rates	701	481	1,182
Balance at December 31, 2005	20,778	20,677	41,455

Balance at January 1, 2006	20,778	20,677	41,455
Depreciation charge for the year	0	3,363	3,363
Disposals	0	2	2
Effect of movements in exchange rates	(1,348)	(1,275)	(2,623)
Balance at December 31, 2006	19,430	22,763	42,193

Carrying amounts
At January 1, 2005	13,633	4,295	17,928
At December 31, 2005	71,002	19,766	90,768

At January 1, 2006	71,002	19,766	90,768
At December 31, 2006	65,052	15,097	80,149

Major intangible assets

In 2005 AIXTRON acquired the customer base and product and technology know how of Genus. These assets are included in additions through business combinations for 2005. The customer base and product and technology know how will be amortised over a remaining period of about five and five to six years respectively. The following table shows the development of net book values of these intangible assets at the balance sheet dates:

in EUR thousands	Customer base	Product and technology know how

Carrying amount January 1, 2005	0	0
Additions through business combinations	9,239	15,076
Amortisation	1,339	2,094
Impairment	1,866	5,680
Effect from currency translation	1,110	1,689
Carrying amount December 31, 2005	7,144	8,991

Carrying amount January 1, 2006	7,144	8,991
Amortisation	1,307	1,428
Effect from currency translation	(669)	(851)
Carrying amount December 31, 2006	5,168	6,712

Amortisation and impairment expenses for other intangible assets

Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2006		2005		2004
in EUR thousands	Amortisation	Impairment	Amortisation	Impairment	Amortisation	Impairment

Cost of sales	1,300	0	2,215	5,680	306	0
Selling expenses	1,445	0	1,414	1,866	10	0
General administration expenses	206	0	195	0	127	0
Research and development costs	412	0	457	3,701	447	0
	3,363	0	4,281	11,247	890	0

In 2005, an impairment loss of kEUR 3,701 was charged on intangible assets. It relates to additions to patents and production methods in 2005. Due to changed market conditions in respect of these intangible assets it was not possible to reliably determine the economic benefit to be received in future periods. As a result an impairment loss was recognised.

Furthermore during 2005, market studies showed that the sales markets for specific AIXTRON technologies will be available to the Company only at a date later than previously anticipated. Considering this fact, AIXTRON performed an impairment test for developed technologies acquired from Genus in 2005. On the basis of these tests an impairment of kEUR 5,680 to the lower value in use was recognised in 2005.

In 2005, AIXTRON also realised an impairment loss of kEUR 1,866 on the customer base acquired from Genus as the flows of economic benefit attributable to these customers at the balance sheet date no longer reflect the original planning at the date of acquisition.

No reversals were made in 2006 or 2005.

The amortisation expected to be charged on other intangible assets in the future years is as follows:

in EUR thousands

2007	3,103
2008	3,015
2009	2,990
2010	2,974
2011	1,692

The actual amortisation can differ from the expected amortisation.

Impairment of goodwill

The carrying amount of goodwill at the balance sheet date by entity is as follows:

in EUR thousands	2006	2005

AIXTRON, Inc. (doing business as Genus)	50,807	57,032
Thomas Swan Scientific Equipment Ltd.	12,267	11,992
Epigress AB	1,791	1,791
AIXTRON KK	187	187
	65,052	71,002

The impairment test for cash generating units is based on projections of cash flows on the basis of the latest business plan. To evaluate the present value AIXTRON estimated the cash inflows for the period following the planning period of three to five years by carrying forward an estimated growth rate, which is based on individual market studies, for the following years. The value in use for each cash generating unit was calculated, using a discounted cash flow. A pre-tax discount rate of 15% for Genus and 13% for other cash generating units was applied in discounting the projected cash flows. The resulting value in use was compared to the carrying amount of the cash generating unit.

In 2006 no impairment of goodwill was required.

In 2005 the comparison of the carrying amount with the value in use showed that an impairment of the Genus goodwill of kEUR 13,705 was needed. Impairments in respect of the goodwill of Thomas Swan Scientific Equipment Ltd., Epigress AB and AIXTRON KK were not necessary.

14.  Investment property

The net book value at the balance sheet date of investment property amounted to kEUR 4,908 (2005: kEUR 4,908). Investment property relates to undeveloped land held for a purpose not yet determined. It may be used for a possible extension of production capacity. The carrying amount is determined using the cost model. The fair value is equal to the carrying amount. The fair value of the land at December 31, 2006 was determined using related standard land values.

15.  Other non-current assets

Other non-current assets totalling kEUR 671 (2005: kEUR 499) include mainly rent deposits for buildings.

16.  Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
in EUR thousands	2006	2005	2006	2005	2006	2005

Property, plant and equipment	149	25	(20)	0	129	25
Trade receivables	605	0	(55)	(30)	550	(30)
Inventories	1,152	763	0	0	1,152	763
Employee benefits	155	167	0	0	155	167
Deferred revenues	60	155	(144)	0	(84)	155
Currency translation differences	0	0	0	0	0	0
Provisions and other liabilities	200	0	(395)	(209)	(195)	(209)
Customer advances	0	27	(220)	0	(220)	27
Other	18	18	(348)	(150)	(330)	(132)
Tax loss carryforwards	4,503	5,481	0	0	4,503	5,481
Derivative financial instruments	0	84	(280)	0	(280)	84
Deferred tax assets/(liabilities)	6,842	6,720	(1,462)	(389)	5,380	6,331

Deferred tax assets are recognised at the level of individual consolidated companies, in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was kEUR 5,599 (2005: kEUR 5,727).

Deferred taxes for tax losses in the amount of kEUR 57,355 (2005: kEUR 72,138) and on deductible temporary differences in the amount of kEUR 11,748 (2005: kEUR 5,400) were not recognised. Tax losses in the amount of kEUR 18,761 can be used indefinitely (2005: kEUR 19,844), kEUR 8,290 expire by 2011 (2005: 11,783 by 2010) and kEUR 30,304 expire after 2011 (2005: kEUR 40,511 after 2010).

The following table shows the development of temporary differences during the financial year:

in EUR thousands	Balance at Janaury 1, 2005	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2005

Property, plant and equipment	0	25	0	25
Trade receivables	197	(227)	0	(30)
Inventories	218	545	0	763
Provisions for pensions	62	105	0	167
Deferred revenues	1,748	(1,593)	0	155
Currency adjustment	44	0	(44)	0
Provisions and other liabilities	(388)	179	0	(209)
Customer advances	(460)	487	0	27
Other	(26)	(106)	0	(132)
Derivative financial instruments	(1,031)	251	864	84
Tax loss carryforward	5,458	23	0	5,481
	5,822	(311)	820	6,331

in EUR thousands	Balance at January 1, 2006	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2006

Property, plant and equipment	25	104	0	129
Trade receivables	(30)	580	0	550
Inventories	763	389	0	1,152
Provisions for pensions	167	(12)	0	155
Deferred revenues	155	(239)	0	(84)
Currency adjustment	0	0	0	0
Provisions and other liabilities	(209)	14	0	(195)
Customer advances	27	(247)	0	(220)
Other	(132)	(198)	0	(330)
Derivative financial instruments	84	(66)	(298)	(280)
Tax loss carryforwards	5,481	(978)	0	4,503
	6,331	(653)	(298)	5,380

17.  Long-term receivables from current tax

Long-term receivables from current tax include a receivable from corporate tax which will be refunded in equal payments over a period of ten years. The payments can be claimed at the beginning of each calendar year, starting January 1, 2008. Due to a change in German corporate tax law the receivable was to be recognised as an asset at December 31, 2006.

18.  Inventories

in EUR thousands	2006	2005

Raw materials and supplies	19,993	13,075
Work in process	27,701	14,953
Finished goods and services completed	699	3,029
Inventories at customers’ locations	4,756	2,056
	53,149	33,113

in EUR thousands	2006	2005

Write-down of inventories during the year	1,915	3,685
Inventories measured at net realisable value	13,023	1,308
Inventories recognised as an expense during the period	82,792	78,487
Reversals of write-downs recognised during the year	992	89

Inventories already shipped to customers but for which final customer acceptance is outstanding are presented as inventory at customers’ locations.

Due to changes in the possibilities to use inventories, write-downs of kEUR 992 (2005: kEUR 89) on inventories were reversed and recognised in income in the financial year.

19.  Trade receivables and other current receivables

in EUR thousands	2006	2005

Trade receivables	27,988	24,654
Allowances for doubtful accounts	(311)	(445)
Trade receivables - net	27,677	24,209

Prepaid expenses	1,005	1,067
Reimbursement of research and development costs	1,080	648
Advance payments for inventory	68	403
VAT refund claims	768	253
Other assets	674	1,499
Fair values of financial derivatives through profit and loss	142	5
Fair values of financial derivatives through equity	713	0
Total other current receivables	4,450	3,875
Total current assets	32,127	28,084

Additions to allowances on trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances on receivables developed as follows:

in EUR thousands	2006	2005

Allowance at January 1	445	355
Translation adjustments	(17)	0
Additions	199	147
Changes in reporting entities	0	58
Used	(262)	0
Releases	(54)	(115)
Allowance at December 31	311	445

20.  Other financial assets

Other financial assets include fixed deposit with banks with a maturity of six months.

21.  Cash and cash equivalents

in EUR thousands	2006	2005

Cash-in-hand	5	6
Short term securities	64	5,032
Bank balances	46,682	26,397
Cash and cash equivalents in the consolidated cash flow statement	46,751	31,435

Bank balances included kEUR 325 given as security (2005: kEUR 214).

22. Shareholders’ Equity

Subscribed capital

	2006	2005
January 1	87,796,614	64,831,512
Capital increase as part of Genus acquisition	0	20,539,956
Shares for conversion of Genus convertible bonds	0	2,383,920
Shares for exercise of stock options	39,540	41,226
Issued capital at December 31, under IFRS	87,836,154	87,796,614

Treasury shares	1,963,243	2,002,783
Stated share capital at December 31	89,799,397	89,799,397

The share capital of the company consists of no-par value shares and was fully paid-up during 2006 and 2005. Each share represents a portion of the share capital in the amount of EUR 1.00.

Treasury shares were contributed into a trust, as part of the Genus acquisition for the exercise of Genus stock and other options and for conversion of bonds.

AIXTRON AG cannot dispose of the trust assets. Contrary to German Commercial Code and Company Law, IFRS (SIC 12) prescribes an allocation of the trust assets to AIXTRON AG. In the IFRS financial statements the shares held in this trust are therefore shown as treasury shares and deducted from the stated share capital.

Both the authorised capital I and the authorised capital II have remained unchanged compared to December 31, 2005.

At December 31, 2006, AIXTRON AG’s Executive Board is authorised:

-                    to increase, with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before May 17, 2010 by up to EUR 35,919,751.00 by issuing against either cash contribution or contribution in kind new registered no-par value shares with a proportional amount of EUR 1.00 per share in the share capital (Authorised Capital I). In this event, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders’ pre-emptive right.

-                    to increase, with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before May 17, 2010 by up to EUR 8,979,937.00 by issuing against cash contributions new registered shares without par value with a proportional amount of EUR 1.00 per share in the share capital (Authorised Capital II). In this case, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders’ pre-emptive right.

The Executive Board is also authorised, with the consent of the Supervisory Board, to define the rights embodied in a share and the other conditions and terms of the issuance of shares.

Paid-in capital

Paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

Income and expenses recognised in equity

in EUR thousands	Currency translation	Derivative financial instruments	Total

Balance at December 31, 2003	(2,244)	1,469	(775)
Change in currency translation	48	0	48
Change in unrealised gains/(losses) before taxes	0	(308)	(308)
Deferred taxes	0	163	163
Balance at December 31, 2004	(2,196)	1,324	(872)
Change in currency translation	11,616	0	11,616
Change in unrealised gains/(losses) before taxes	0	(2,493)	(2,493)
Deferred taxes	0	864	864
Balance at December 31, 2005	9,420	(305)	9,115
Change in currency translation	(7,871)	0	(7,871)
Change in unrealised gains/(losses)before taxes	0	1,122	1,122
Deferred taxes	0	(298)	(298)
Balance at December 31, 2006	1,549	519	2,068

The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the EUR.

The item “derivative financial instruments” comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. The effect of forward points on currency contracts is excluded from the valuation.

23. Earnings per share

Basic earnings per share

The calculation of the basic earnings per share at December 31, 2006, is based on the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings per share

The calculation of the diluted earnings per share at December 31, 2006 is based on the weighted-average number of outstanding common shares and ADS and of common shares and ADS with a possible dilutive effect resulting from share options being exercised under the share option plan and in connection with the conversion of issued convertible bonds and other options.

	2006	2005	2004
Earnings per share
Net profit/loss attributable to the shareholders of AIXTRON AG in kEUR	5,857	(53,468)	7,681
Weighted average number of common shares and ADS at December 31	87,824,321	82,111,081	64,831,512
Earnings per share in EUR (basic)	0.07	(0.65)	0.12

Earnings per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON AG in kEUR	5,857	(53,468)	7,681
Weighted average number of common shares and ADS at December 31	87,824,321	82,111,081	64,831,512
Dilutive effect of convertible bonds	25,440	0	25,440
Dilutive effect of share options	52,938	0	308,294
Weighted average number of common shares and ADS at December 31 (diluted)	87,902,699	82,111,081	65,165,246
Earnings per share in EUR (diluted)	0.07	(0.65)	0.12

The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

Number of shares	2006	2005	2004

Share options	5,681,172	5,357,986	3,377,161
Convertible bonds	0	25,440	0
	5,681,172	5,383,426	3,377,161

24. Employee benefits

Defined contribution plan

The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 6% or 10% of qualified employees’ base salaries. In 2006 the expense recognised for defined contribution plans amounted to kEUR 701

(2005: kEUR 151, 2004: kEUR 0). This includes kEUR 4 (2005: kEUR 4, 2004: kEUR 0) contributed for a member of the executive board of the company.

In 2006 the company contributed kEUR 1,268 (2005: kEUR 1,344, 2004:kEUR 1,211) to state pension plans.

Defined benefit plan

The Company’s net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. These are final salary plans. Provisions for pensions developed as follows:

in EUR thousands	2006	2005

Present value of net obligations at January 1	978	703
Expense recognised in consolidated income statement (see below)	5	275
Present value of net obligations at December 31 = Total provisions for pensions at December 31	983	978

The expense for pensions developed as follows:

in EUR thousands	2006	2005	2004

Interest expense	42	38	37
Actuarial gains and losses	(37)	237	0
	5	275	37

In the income statement, the expense of kEUR 5 (2005: kEUR 275; 2004: kEUR 37) is recognised in general administration expense.

Actuarial gains and losses include:

in EUR thousands	2006

Experience adjustments	(5)
Change in basis for actuarial calculations	(32)
Actuarial gain	(37)

The following table shows the principal actuarial assumptions:

Biometrical calculation assumptions

	2006	2005
	Heubeck tables 2005G	Heubeck tables 1998
Interest rate at December 31	4.50%	4.35%
Expected salary increase	0.00%	0.00%
Expected pension increase	1.50%	1.50%

In the three years ending 2006 no payments were made under these plans. The Company assumes that there will be no pension payments in the next ten years. The value of the obligations from pension plans is determined annually at December 31.

25. Share-based payment

The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Vested options are only permitted to be exercised when the performance of the AIXTRON stock exceeds the performance of the Technology AS Price Index (formerly the New Market Index) by at least 5% in the reference period or when the turnover reported by AIXTRON rises by at least 25% per year and the profit/revenue ratio is at least 12%. Regardless of fulfilment of these conditions, the stock options can be exercised when 15 years have elapsed. Under the terms of the 1999 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. All options are settled by physical delivery of shares. Upon exercise of options new shares are issued. Under this plan 1,245,151 options for the purchase of 1,926,005 commons shares were outstanding as of December 31, 2006.

In 2002, options were granted with the exercise price slightly less than fair market value. Fair market value is determined based upon the closing trading price on grant date.

AIXTRON stock option plan 2002

In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus a premium of 20% over the average closing price. No grants were issued with a strike price less than fair market value. All options are settled by physical delivery of shares. Upon exercise of options new shares are issued. A total of 3,134,560 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2006.

Genus stock option plan 2000

With the acquisition of Genus, Inc. the company adopted the Genus Incentive Stock Option Plan 2000. Under this plan at the date of acquisition options were authorized to purchase 3,948,014 shares of common stock. At the date of acquisition these were converted into options to purchase 2,013,487 AIXTRON ADS. Options granted before October 3, 2003 vest over a three-year-period and expire five years from the date of grant. Options granted after October 3, 2003 vest over a four-year-period and expire in ten years from the date of grant.

A total of 994,469 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2006. Upon exercise of options new shares are issued from the trust (see note 22).

Summary of stock option transactions

AIXTRON share options

	Number of shares	Average exercise price (EUR)	Number of shares	Average exercise price (EUR)
	2006		2005

Balance at January 1	3,932,501	16.46	4,254,331	16.12
Granted during the year	1,616,100	3.83	0	0.00
Exercised during the year	0	0.00	0	0.00
Expired during the year	0	0.00	0	0.00
Forfeited during the year	488,036	11.23	321,830	11.99
Outstanding at December 31	5,060,565	12.93	3,932,501	16.46
Exercisable at December 31	1,073,466	15.80	716,480	21.85

Genus share options

	Number of shares	Average exercise price (USD)	Number of shares	Average exercise price (USD)
	2006		2005

Balance at January 1	1,365,076	5.47	0	0.00
Addition Genus options	0	0.00	2,013,487	6.19
Granted during the year	0	0.00	0	0.00
Exercised during the year	39,540	2.61	41,226	2.53
Expired during the year	179,669	5.51	178,413	13.11
Forfeited during the year	151,398	5.98	428,772	5.95
Outstanding at December 31	994,469	5.47	1,365,076	5.47
Exercisable at December 31	766,051	5.54	938,036	5.37

The weighted-average share price of the options exercised was US$ 4.54. The intrinsic value of options exercised amounted to kUSD 76.

The employees of Genus Inc. held 1,949,939 stock options representing the right to receive 994,469 ADS of AIXTRON AG as of December 31, 2006. As part of the Genus, Inc. transaction, a trust for the employee stock options of Genus Inc. was set up, into which ADS of AIXTRON AG were deposited after the capital increase on March 14, 2005.

AIXTRON stock options as of December 31, 2006

Exercise price (EUR)	Outstanding	Exercisable	Average option life (in years)
3.10	681,330	340,665	6.5
3.83	1,559,900	0	9.5
6.17	893,330	223,333	7.5
7.48	684,005	0	10.5
18.70	406,824	406,824	7.5
26.93	424,600	0	9.5
67.39	410,576	102,644	8.5
	5,060,565	1,073,466

Genus stock options as of December 31, 2006

Range of exercise prices (USD)	Average exercise price (USD)	Outstanding	Exercisable	Average option life (in years)
2.10 to 2.53	2.52	106,662	106,662	0.8
3.45 to 4.84	3.63	298,565	162,140	7.5
5.00 to 6.90	5.14	233,262	220,477	1.7
7.20 to 9.41	8.01	346,290	269,451	6.9
11.53 to 12.73	11.99	9,690	7,321	6.9
		994,469	766,051

Assumptions used to calculate fair values and share-based payment expenses

The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a binomial lattice model. In accordance with IFRS 2 the measurement includes only options which were granted after November 7, 2002. In 2006, the personnel expenses from share-based payments were kEUR 1,450 (2005: kEUR 1,801; 2004: kEUR 1,041). As at December 31, 2006 an amount of kEUR 3,126 relating to stock options granted prior to that date has not yet been recognised as a personnel expense. This amount will be charged over the period to 2011. The expected allocation of the expense is as follows: 2007: kEUR 1,404, 2008: kEUR 937, 2009: kEUR 487 and after 2009: kEUR 298.

AIXTRON share options granted
	in 2006	in 2004	in 2003

Fair value on grant date	1.53 €	3.08 €	1.78 €

Price per share	2.71 €	4.84 €	2.79 €
Exercise price	3.83 €	6.17 €	3.10 €
Expected volatility	65.59%	73.54%	73.76%
Option life	10.5 years	10.5 years	10.5 years
Expected dividend payments	0.00 €	0.00 €	0.00 €
Risk-free interest rate	3.90%	4.38%	4.40%

Genus share options granted
	in 2005	in 2004	before 2004

Average fair value on grant date	1.30 $	1.65 $	2.68 $

Average price per share	2.04 $	2.51 $	3.97 $
Average exercise price	2.04 $	2.51 $	3.97 $
Average expected volatility	91.76%	95.38%	104.20%
Average option life	10 years	10 years	9.53 years
Average expected dividend payments	0.00 $	0.00 $	0.00 $
Average risk-free interest rate	4.11%	4.27%	4.18%

The expected volatility is based on historic volatility.

26. Provisions

Development and breakdown of provisions:

In EUR thousands	01/01/ 2006	Exchange rate differences	Usage	Reversal	Addition	12/31/ 2006	thereof short term

Provisions for pensions	978	0	0	0	5	983	0
Provisions for personnel expenses	1,885	(73)	1,495	116	2,373	2,574	2,574
Warranties	2,195	(46)	1,390	473	1,708	1,994	1,994
Onerous contracts	3,940	(265)	1,219	0	111	2,567	605
Provisions for commissions	1,266	(31)	1,009	84	1,605	1,747	1,747
Hedges	1,567	22	1,300	289	0	0	0
Other	6,301	(383)	4,972	633	5,426	5,739	5,671

Total	18,132	(776)	11,385	1,595	11,228	15,604	12,591

					thereof long term		3,013
							15,604

Provisions for pensionss

The provisions for pensions are commented on in note 24.

Provisions for personnel expenses

These include mainly provisions for holiday not yet taken and bonuses.

Provisions for onerous contracts

These include provisions for contracts connected with obligations, including e.g. rent payable and contract risks.

Provisions for hedge transactions

For further details on the provisions for hedge transactions, please see note 29.

Other provisions

Other provisions include auditors fees in the amount of kEUR 987.

27. Trade payables and other current liabilities

The liabilities consist of the following:

in EUR thousands	2006	2005

Trade payables	29,926	17,479

Other liabilities from grants	570	1,427
Wage and church tax due, social security contributions	434	839
VAT due	221	1,329
Other liabilities	218	354

	1,443	3,949
	31,369	21,428

28. Convertible bonds and options

Liabilities from convertible bonds remain unchanged from the previous year and amount to kEUR 3.

In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of kEUR 320, interest payable annually in arrears. The bonds are not transferable and must be repurchased at par if the employee leaves the Company. The notes are convertible, at the option of the holder, into shares of common stock, initially at a conversion rate of 480 shares (after the effects of share splits) of common stock for each EUR 51.13 principal amount of notes plus payment of an additional EUR 971.45, subject to adjustment in certain circumstances. The right to convert expires at the end of the life of the bond in November 2007. The conversion feature was not deemed to be beneficial at issuance.

During 2006 and 2005 no bonds were converted into common stock.

The remaining outstanding convertible bonds as of December 31, 2006, amounting to kEUR 3 can be converted, at the option of the holders, into 25,440 shares of common stock through November 2007.

As part of the acquisition of Genus the Company assumed liabilities from convertible bonds at total par value of kEUR 4,807 (kUS$ 6,450) and at an interest rate of 7%. The convertible bonds were issued by Genus in August 2002 and had a maturity term of three years. The interest was due every six months in February and in August and could be paid, at the option of Genus, Inc. either in cash or in shares of common stock. The holder of the notes had the option to either convert the note into shares of Genus common stock at a conversion rate of one Genus share for each USD 1.42 principal amount of notes, or to demand that there be a repayment in cash at the due date in August 2005. The option of conversion into Genus stock shares was changed, at the date of the Genus acquisition, into a right to convert each Genus stock share into a 0.51 AIXTRON ADS. For this purpose the required AIXTRON ADS were contributed into the trust property as part of the acquisition (see note 22).

In August 2005, the convertible bonds and the interest incurred since March 13, 2005 were completely settled by way of conversion into AIXTRON ADS. In this conversion 2,383,920 ADS from the trust were issued to the holder of the convertible bonds. As a result no liability from the Genus convertible bond existed at December 31, 2005 or December 31, 2006.

As part of the acquisition of Genus, liabilities for additional options over  60,409 ADS were assumed. These options were still outstanding as of December 31, 2005. The options were held by unrelated third parties. Their weighted-average exercise price was US$ 9.95 per ADS. The options expired on May 13, 2006 without being exercised.

29. Financial instruments

Exposure to credit risk, interest rate risks and currency risks arises in the normal course of the Company’s business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates.

Credit risks

Financial assets generally exposed to a credit risk are trade receivables and cash and cash equivalents. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Due to the worldwide spread of risks, there is a diversification of the credit risk for trade receivables. Generally, the Company demands no securities for financial assets. However, a credit rating takes place for customers whose debts exceed a specific amount. In accordance with usual business practice, irrevocable letters of credit are requested from customers in Asia after award of the contract. Allowances are recognised for the risk of bad debt losses. In the opinion of the management, the risk of further bad debt losses from customer contracts is low.

In 2006, sales to AIXTRON’s two largest customers accounted for 16.0% and 13.2% of revenues respectively (2005: one customer, 16.5%; 2004: one customer, 14.6%). No other customers accounted for more than 10% of sales in any of these three years.

The Company’s cash and cash equivalents are kept with banks which have a good reputation.

Interest rate risk

The Company is subject only to minor interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments, bank loans and convertible bonds.

Foreign currency risk

The Company’s activities expose it to the financial risks of changes in foreign currency exchange rates. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts to hedge the exchange rate risk arising on the export of equipment. The main exchange rates giving rise to the risk are those between the U.S. dollar, pound sterling and Euro.

The Company’s use of derivative financial instruments is governed by the Company’s policies approved by the board of directors which provide principles on foreign exchange rate risk and the use of derivative financial instruments. Exposures are reviewed on a regular basis. The Company does not enter derivative financial instruments for trading purposes. Exposure to exchange rate risk is managed by the Company through sensitivity analysis.

It is the Company’s policy to enter into forward foreign exchange contracts to cover specific foreign currency receipts within the range of 80 to 90 per cent of the expected exposure. The Company also enters forward foreign exchange contracts to manage the risk associated with anticipated sales transactions out to 15 months within 50 to 60 per cent of the exposure generated. All foreign exchange contracts mature before the end of 2007.

Cash flow hedges

The criteria that AIXTRON applies when determining whether a hedge is effective and qualifies for cash flow hedge accounting under IAS 39 are, that the required documentation is in place and that the hedges are effective and continue to be effective. Effectiveness is measured both prospectively and retrospectively each quarter. The measurement of hedge effectiveness is the extent to which the fair value of the hedging instrument is effective in hedging movements in the expected values of the hedged item. This calculation is done using a simple ratio analysis. To be effective the ratio must fall within the range of 80% to 125%. The forward point element of the fair value of hedging instruments is excluded from the assessment of effectiveness and is recorded in the income statement as a financing cost. Hedge contracts and its changes in fair values that cease to qualify for cash flow hedge accounting are accounted for through profit and loss.

The amount of the gain on cash flow hedges classified as effective was kEUR 745 as of December 31, 2006 (2005: kEUR (377); 2004: kEUR 2,116) and was recognised in income and expenses recognised in equity.

The following table shows the development of the fair values, taking into account deferred taxes.

in EUR thousands	2006	2005	2004

Notional amount of forward exchange contracts	14,414	5,419	32,911
Unrealised gains/(losses) on forward exchange contracts before taxes	745	(377)	2,116
Deferred taxes	(226)	72	(792)
Unrealised gains/(losses) included in income and expenses recognised in equity	519	(305)	1,324

The unrealised losses (kEUR 377) included in income and expenses recognised in equity as of December 31, 2005 were fully reversed and recognised in income statement at maturity date of the contract in 2006. The losses actually realised in 2006 were kEUR 149.

Cash flow hedges existing at December 31, 2006 that qualified for cash flow hedge accounting were 100% effective; for these transactions no gain or loss is recognised in income statement.

In 2005 losses from ineffective cash flow hedges in the amount of kEUR 258 were recognised in income statement. The nominal value of these financial instruments were kEUR 6,325.

The nominal value of the cash flow hedges to which no hedge accounting was applied at the balance sheet date was kEUR 30,340 (2005: kEUR 12,101). The gains from the market assessment as of December 31, 2006, were kEUR 142 (2005: kEUR (522)).

Fair value hedges

At December 31, 2006 no fair value hedges existed. At December 31, 2005 losses arising on the measurement of fair value hedges (nominal value kEUR 6,135) were kEUR 410 and were included in other operating expenses (see note 7). Furthermore, gains of kEUR 5 recognised as income arose from forward exchange contracts with a nominal value of kEUR 1,335.

Fair values

The fair values and the carrying amounts of the financial instruments shown in the balance sheet are as follows:

	Carrying amount	Fair value	Carrying amount	Fair value
in EUR thousands	2006	2006	2005	2005

Cash and cash equivalents	46,751	46,751	31,435	31,435
Other financial assets	2,781	2,781	0	0
Other non-current assets	671	671	499	499
Trade receivables	27,677	27,677	24,209	24,209
Other current assets	1,754	1,754	2,147	2,147
Other current liabilities	76	76	176	176
Fair values of financial derivatives through profit and loss	142	142	(1,185)	(1,185)
Fair values of financial derivatives through equity	713	713	(377)	(377)
Trade payables	29,926	29,926	17,479	17,479
Current liabilities	218	218	354	354
Convertible bonds	3	3	3	3
Gains/(losses) not recognised		0		0

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives

The fair value is the estimated amount that a bank would receive or pay to terminate the derivative contracts at the reporting date, taking into account current exchange rates, volatility and the credit-worthiness of the counterparties (mark-to-market).

Convertible bonds

The fair value is based on quoted market prices, if available.

Trade receivables/payables

For trade receivables/payables due within less than one year, the fair value is taken to be the face value. All other receivables/payables are discounted to determine the fair value.

30.          Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

in EUR thousands	2006

2007	2.262
2008	2.140
2009	1.883
2010	1.932
2011	1.911
after 2011	2.180
12.308

The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals. The expenses for leasing contracts were kEUR 2,004, kEUR 2,075 and kEUR 746 for 2006, 2005 and 2004, respectively.

31.                               Capital commitments

As of December 31, 2006, the Company had entered into purchase commitments with suppliers in the amount of kEUR 23,377 (2005: kEUR 10,745) for purchases within the next 12 months. Commitments for capital expenditures are kEUR 44 (2005: kEUR 0) as of December 31, 2006.

32.                               Contingencies

The Company is involved in various legal proceedings or can be exposed to a threat of legal proceedings in the normal course of business. The Executive Board regularly analyses these matters, considering any possibilities of avoiding legal proceedings or of covering potential damages under insurance contracts and has recognised, where required, appropriate provisions. The Company grants to individual customers advance payment guarantees generally existing only for a limited period of time and reflecting normal business conduct. It is not expected that such matters will have a material effect on the Company’s net assets, results of operations and financial position.

33.                               Related parties

Identity of related parties

Related parties of the Company are members of the executive board and members of the supervisory board.

Remuneration of Executive Board

Active members of the executive board are remunerated as follows:

in EUR thousands	2006	2005

Short-term employee benefits	1,538	1,078
Post-employment benefits	128	120
Other long-term benefits	0	220
Total cash remuneration	1,666	1,418
Share-based payment	184	295
Total remuneration	1,850	1,713

The following table shows the remuneration of the Executive Board for each individual member in 2006:

in EUR thousands	Fixed	Premium for Pension Provision	Other*	Variable	Total Cash Remu- neration	Stock-based Remuneration	Total Executive Board Remuneration

Executive Board Member

Paul Hyland	311	40	10	176	537	52	589
Wolfgang Breme	223	40	9	88	360	13	373
Dr. Bernd Schulte	260	40	11	88	399	52	451
Dr. William W.R. Elder	287	8	16	59	370	67	437
Total	1,081	128	46	411	1,666	184	1,850

* benefits in kind

Post-employment benefits include benefits granted for private retirement arrangements.

Furthermore members of the executive board received 220,000 stock options in 2006. The fair value at grant date was EUR 1.53.

Share-based payment as shown in the above table is based on the fair value at grant date. As set out in IFRS 2, the fair value of the options issued after November 7, 2002 is also the basis for the recognition of share-based payment expense in the income statement. For share options issued prior to November 7, 2002, the fair value was calculated using the Black-Scholes model. Share-based payment as shown in the above table is included in IFRS income statement only in the amount of kEUR 155 (2005: 190). The additional amounts of kEUR 29 (2005: 105) are not included as expense in the IFRS income statement but are included in the table to complete the presentation of Executive Board remuneration. All other forms of executive board remuneration is included as personnel expense in the IFRS income statement (see note 8).

Remuneration of Supervisory Board

Remuneration of the members of the supervisory board consists of the following:

in EUR thousands	2006	2005

Fixed remuneration	153	153
Variable remuneration	0	0
Attendance fee	30	15
Remuneration of Supervisory Board total	183	168

The following table shows the remuneration of the Supervisory Board in 2006 for each individual member:

in EUR thousands

Supervisory Board Member	Fixed	Variable	Attendance Fee	Total
Kim Schindelhauer* (Chairman of the Supervisory Board)	54	0	6	60
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	27	0	6	33
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	18	0	12	30
Karl-Hermann Kuklies	18	0	0	18
Prof. Dr. Rüdiger von Rosen	18	0	0	18
Joachim Simmroß*	18	0	6	24
	153	0	30	183

* member of the audit committee

The remuneration of the Supervisory Board is included in other operating expenses (see note 7).

The Remuneration Report which is included in the audited Corporate Governance report contains further details regarding the remuneration of Executive Board and Supervisory Board (see pages 22 ff of the Annual Report).

34.                               Consolidated entities

AIXTRON AG controls the following subsidiaries:

		Share of capital in %
	Country	2006	2005

AIXTRON, Inc. *	USA	100	100
Thomas Swan Scientific Equipment Ltd.	UK	100	100
AIXTRON Korea Co. Ltd. **	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
Dotron GmbH	Germany	100	100
Epigress AB	Sweden	100	100
AIXTRON KK	Japan	100	100
Genus Europa Ltd.	UK	100	100
Genus GmbH	Germany	100	100
Genus srl	Italy	100	100
Genus trust ***	USA	0	0
Genus Korea cshs **	South Korea	0	100
Genus-Japan, Inc.	Japan	0	100

* AIXTRON Inc . resulted from the merger of the former AIXTRON Inc. and Genus Inc.

**  AIXTRON Korea Co. Ltd. resulted from the merger of AIXTRON Korea cshs and Genus Korea cshs

*** The shares in the Genus trust are attributed, as beneficial owner, to AIXTRON, as control exists due to the trust relationship with AIXTRON AG (see note 22).

35.    Events after the balance sheet date

There are no events after the balance sheet, of which the directors have knowledge, which would result in a different assessment of the Company’s net assets, results of operation and financial position.

36.    Auditors’ fees

Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

in EUR thousands	2006	2005

for audit	1,366	784
for audit 2004 and audit of the Genus opening balance sheet	0	369
for other confirmation and valuation services	41	29
for tax advisory services	54	66
for other services	12	24
	1,473	1,272

Included in the total amount of fees are fees for Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Hanover, in the amount of kEUR 750 for audit (2005: kEUR 495), kEUR 38 for other confirmation and valuation services (2005: kEUR 5), kEUR 43 for tax services (2005: kEUR 16) and kEUR 5 for other services (2005: kEUR 8).

37.    Employees

Compared to last year, the average number of employees during the current year was as follows:

	2006	2005

Sales and service	175	163
Research & development	181	188
Production	128	129
Administration	78	88
	562	568

38.    Additional information about the cash flow statement

(i)      Investing activity

The item “investments in property, plant and equipment” includes government grants of kEUR 170 (2005: kEUR 422). Such grants were accounted for as a reduction of cost. Furthermore, grants of kEUR 94 (2005: kEUR 648) were accrued as receivable and included in the line item “investment in property, plant and equipment” as a non-cash transaction.

In return for the sale of a production plant, intangible assets of kEUR 3,701 were acquired in the financial year 2005.

Additional costs of kEUR 5,775 already incurred in 2004 in connection with the acquisition of Genus in 2005 were shown as other non-current assets in 2004 and were therefore included in cash flows from operating activities. In 2005, further purchase related costs of kEUR 3,628 were capitalised. These are recognised in cash flows from investing activities.

(ii)     Financing activity

The liabilities from convertible bonds assumed as part of the acquisition of Genus Inc. were fully settled in 2005 by issuing equity instruments (ADS) (see note 28). In this context, no payments were required.

39.    Statement of compliance with the German Corporate Governance Code

In 2006, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available to shareholders on the Company’s web site www.AIXTRON.com.

40.    Reconciliation to US GAAP

The consolidated financial statements of AIXTRON AG were prepared in accordance with International Financial Reporting Standards (IFRS) and the related interpretations. There are some accounting differences between IFRS and US GAAP. The effect of these differences on the consolidated profit and equity is shown in the following reconciliation:

in EUR thousands	Note	2006	2005	2004

Net income/(loss) under IFRS		5,857	(53,468)	7,681

Property, plant and equipment	a	(2)	380	(380)
Inventories	a	(393)	371	(2,176)
Provisions for pensions - employee benefits	b	0	108	2
Share-based payments	c	(622)	1,769	977
Change in deferred tax assets	d	340	(902)	1,042
Impairment Genus	f	0	(44,227)	0
Net income/(loss) under US GAAP		5,180	(95,969)	7,146

in EUR thousands	Note	December 31, 2006	December 31, 2005	December 31, 2004

Shareholders’ equity under IFRS		183,942	183,599	136,967

Property, plant and equipment	a	(2)	0	(380)
Inventories	a	(2,197)	(1,804)	(2,175)
Provisions for pensions - employee benefits	b	0	0	(108)
Share-based payments	c	0	0	0
Change in deferred tax assets	d	538	198	1,100
Effects from Genus acquisition	e	0	44,227	0
Impairment of Genus	f	0	(44,227)	0
Shareholders’ equity under US GAAP		182,281	181,993	135,404

The adjustment effects are attributable to the following differences in accounting policies between US-GAAP and IFRS:

(a)    Property, plant and equipment and inventories

When the circumstances that previously caused fixed assets or inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed under IFRS (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realisable value. Under US GAAP, any reversal of impairment is prohibited. As a result expenses under US GAAP are lower to the extend that no reversal of losses is recognised. In subsequent periods there will be higher expenses under IFRS, when the assets for which a reversal of losses had been recognised are used and expensed. In 2006 an additional reversal of losses of inventories in the amount of kEUR 393 was realised as income under IFRS. Additional expenses for inventories of kEUR 371 were booked under IFRS in 2005 due to the usage of inventories for which a reversal of losses had been recognised in prior periods. In 2004 an additional income of kEUR 2,176 was realised under IFRS for reversal of losses. In 2006 a reversal of losses of kEUR 2 was realised in income for fixed assets. In 2005 the usage of previously revalued fixed assets led to additional expenses under IFRS amounting to kEUR 380, whereas in 2004 losses of kEUR 380 were reversed under IFRS.

(b)     Provisions for pensions — employee benefits

Since January 1, 2005, actuarial gains and losses from the measurement of provisions for pensions have been recognised directly in the income statement under both IFRS and US GAAP. No differences arise therefore between IFRS and US GAAP for the business years 2006 and 2005. Until the end of 2004 the corridor approach under US GAAP was applied.

(c)     Share-based Payments

As described in note 2(o), all share options granted since November 7, 2002 are accounted for under IFRS 2. Under US GAAP SFAS 123 R “Stock-Based Compensation” was applied in 2006, applying the modified, prospective method. Prior to the application of SFAS 123 R the share option programs were accounted for at intrinsic value as required in APB 25. Since January 1, 2006, the rules under US GAAP and those under IFRS have been similar. However, there remains a reconciliation item due to the fact that the options granted in 2001 and 2002 were not adjusted retrospectively under IFRS 2. Moreover, the calculation of fair values under IFRS and US-GAAP are different. Under IFRS the fair value of options have been valued using a Binomial model whereas under US-GAAP the fair values, which had already been published in prior years’ consolidated financial statements filed in the United States (Form 20-F) and which were calculated under Black-Scholes were used. For options granted in 2006 the Binomial model was used both under IFRS and US-GAAP. Under US-GAAP additional expenses of kEUR 622 were recognised in 2006. In 2005 and 2004 the expense under US-GAAP had been considerably lower than under IFRS because the expense was not measured using fair value.

(d)           Income tax effects from reconciliation to US-GAAP

The tax expenses resulting from the above changes had the effect that there was an increase in deferred tax assets in the group under US-GAAP. At a tax rate of 39.45% (2005: 39.45%; 2004: 39.28%) the increase was kEUR 538 as of December 2006 (December 31, 2005: kEUR 198, December 31, 2004: kEUR 1,100).

(e)     Purchase price Genus acquisition

Under IFRS the consideration paid for an acquiree is determined at the date of acquisition. The date of acquisition of Genus, Inc was March 13, 2005. Therefore a share price of 3.72 EUR was used to measure the AIXTRON shares issued to acquire Genus. The fair value of stock options included in the purchase price was 2,494 kEUR.

Under US GAAP the consideration paid for an acquiree is defined at the date the transaction is announced. The merger between Genus, Inc and AIXTRON AG was announced on July 2, 2004. The share price at that date was 5.60 EUR. This price was used to measure the shares given to the Genus shareholders. The fair value of stock options included in the purchase price was 4,499 kEUR.

Further differences result from the valuation of convertible bonds.

In total the difference in equity resulting from the Genus acquisition amounted to kEUR 44,227 as at December 31, 2005. No further differences resulted from this transaction in 2006.

(f)     Impairment of Genus Goodwill

The differences in the valuation of the Genus acquisition between IFRS and US-GAAP as described under (e) resulted in a higher Goodwill under US-GAAP than under IFRS and therefore in a higher impairment charge at the end of 2005 in the amount of kEUR 44,227. No further differences resulted from this transaction in 2006.

Presentation of material adjustments to the cash flow statement

No material differences exist between the cash flow statement under IFRS and US GAAP. In accordance with regulation S-X of the U.S. Securities and Exchange Commission no reconciliation to US GAAP was performed.

41.    Additional US GAAP Information

Accumulated other changes in equity

SFAS 130, “Reporting Comprehensive Income” prescribes the presentation of changes in the Company’s equity which do not result from transactions with shareholders. Other changes in equity are stated below:

in EUR thousands	2006	2005	2004

Net income/(loss) under US GAAP	5,180	(95,969)	7,146

Currency translation adjustment under IFRS	(7,871)	11,616	48
after reconciliation to US-GAAP	(37)	3,607	0
Unrecognised gains/(losses) from derivative financial instruments before taxes	1,122	(2,493)	(308)
Deferred taxes	(298)	864	163
Other comprehensive income, net of tax	(7,084)	13,594	(97)
Comprehensive income, net of tax	(1,904)	(82,375)	7,049

Share-based payments under SFAS 123 R

As described in note 40 the Company adopted SFAS 123 R in 2006. The following tables summarises the effect on net profit after taxes and earnings per share under US GAAP from the application of SFAS 123 R compared to APB 25:

in EUR thousands	2006

Net profit under US GAAP (as reported)	5,180

Stock Option expense under SFAS 123 R	2,072

Stock Option expense under APB 25	(15)

Net profit US-GAAP as if APB 25 had been applied	7,237

Earnings per share (basic):
as reported (EUR)	0.06
under APB 25 (EUR)	0.08

Earnings per share (diluted):
as reported (EUR)	0.06
under APB 25 (EUR)	0.08

The effect of SFAS 123 R is to reduce the reported US-GAAP net profit before taxes for 2006 by kEUR 2,057. It reduces the post tax profit by the same amount. The application of SFAS 123 R has no impact on the cash flow from operating activities or from financing activities.

In 2005 and 2004 APB 25 was applied to calculate the expense from stock options (intrinsic value method). The following table summarises the effects on net income/loss and earnings per share if the fair value method had been applied:

in EUR thousands	2005	2004

Net (loss)/profit under US GAAP	(95,969)	7,146

Stock option expense under APB 25	32	63

Stock Option expense under SFAS 123	(3,569)	(4,685)

Pro forma net (loss)/profit under US GAAP	(99,506)	2,524

Earnings per share (basic):
as reported (EUR)	(1.17)	0.11
pro forma (EUR)	(1.21)	0.04

Earnings per share (diluted):
as reported (EUR)	(1.17)	0.11
pro forma (EUR)	(1.21)	0.04

Segment reporting

The difference between segment assets of kEUR 202,965 (2005: kEUR 199,549) and total assets of kEUR 263,482 (2005: kEUR 237,317) are reconciled by assets which are not allocated to segments as operating assets in the amount of kEUR 54,440 (2005: kEUR 31,435) and tax assets in the amount of kEUR 6,077 (2005: kEUR 6,333).

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R” (SFAS 158). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit post-retirement plan directly to accumulated other comprehensive income, net of tax, to the extent such changes are not recognised in earnings as components of periodic net benefit cost. SFAS 158 is effective for AIXTRON in fiscal 2006. AIXTRON implemented this standard in fiscal year 2006 and it did not have a material effect on its financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 becomes effective for AIXTRON in fiscal 2008. AIXTRON AG is evaluating the potential impact of the implementation of SFAS 157 on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB 108), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for AIXTRON in fiscal 2006. AIXTRON implemented this staff accounting bulletin in fiscal 2006 and it did not have a material effect on its financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 will become effective for AIXTRON  beginning in fiscal 2007. Any differences between the amounts recognised in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. AIXTRON is evaluating the potential impact of the implementation of FIN 48 on its financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (SFAS 155). SFAS 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”.

Regulation SFAS 155

(a)           permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)           clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

(c)           establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)           clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and

(e)           amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 is effective for all financial instruments acquired or issued after the beginning of AIXTRONs 2007 fiscal year. AIXTRON is currently assessing the impact of SFAS 155, however, it does not anticipate that SFAS 155 will have a material impact on its financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for AIXTRON for accounting changes made in fiscal years beginning December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. AIXTRON adopted SFAS in fiscal year 2006 and the adoption of SFAS No. 154 did not have a material effect on AIXTRONs consolidated financial position, results of operations or cash flows.

42.    Supervisory Board and Executive Board

Composition of the Supervisory Board as of December 31, 2006

•      Dipl.-Kfm. Kim Schindelhauer, Aachen, businessman (Chairman of the Supervisory Board since 2002)

•       Membership in Supervisory Boards and controlling bodies:

•       MEDION AG, Essen — member of the Supervisory Board until May 2006

•       Deutsches Aktieninstitut e.V., Frankfurt/Main — member of the Executive Board

•      Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman of the Supervisory Board since 2002)

•                 Prof. Dr. Wolfgang Blättchen, Leonberg, business consultant, Executive Board of Blättchen & Partner AG, Leonberg (member of the Supervisory Board since 1998)

•       membership in Supervisory Boards and controlling bodies:

•       Marc O’Polo AG, Stephanskirchen — Chairman of the Supervisory Board

•       Horváth AG, Stuttgart — Deputy Chairman of the Supervisory Board until September 2006

•       HAUBROK AG, Düsseldorf — Deputy Chairman of the Supervisory Board

•       APCOA Parking AG, Stuttgart — member of the Supervisory Board

•       Gardena AG, Ulm — member of the Supervisory Board

•       tec2b AG, Plietzhausen — Chairman of the Supervisory Board until March 2006

•                  Datagroup IT Services Holding AG, Pliezhausen — member of the Supervisory Board since July 2006

•                 Karl-Hermann Kuklies, Duisburg, businessman (member of the Supervisory Board since 1997)

•                 Prof. Dr. Rüdiger von Rosen, Frankfurt/Main, businessman, Deutsches Aktieninstitut e.V., Frankfurt/Main, Managing member of the Executive Board (member of the Supervisory Board since 2002)

•       Membership in Supervisory Boards and other controlling bodies:

•       PriceWaterhouseCoopers AG, Frankfurt/Main — member of the Supervisory Board

•                 Dipl.-Kfm. Joachim Simmroß, Hannover, businessman (member of the Supervisory Board since 1997)

•       Membership in Supervisory Boards and controlling bodies:

•                  Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main — member of the Supervisory Board

•       GBK Beteiligungen AG, Hanover — member of the Supervisory Board

•       technotrans AG, Sassenberg — Chairman of the Supervisory Board

•                  WeHaCo Unternehmensbeteiligungs-Aktiengesellschaft, Hanover — member of the Supervisory Board

•       BAG-BiologischeAnalysensystemGmbH, Lich — member of the Advisory Board

•       HANNOVER Finanz GmbH, Hanover — member of the Advisory Board

•       KAPPA opto-electronics GmbH, Gleichen — member of the Advisory Board

•                  Astyx GmbH, Ottobrunn (before: MTS Mikrowellen Technologie und Sensoren GmbH, Ottobrunn) — member of the Advisory Board

The following gentlemen are members of the Company’s Executive Board:

•                 Paul Hyland, Aachen, businessman, Chairman, President and Chief Executive Officer

•                 Dr. Bernd Schulte, Aachen, physicist, Chief Operating Officer, Compound Semiconductor Technologies

•                 Dipl.-Kfm. Wolfgang Breme, Aachen, businessman, Chief Financial Officer

•                 Dr. William W. R. Elder, Sunnyvale, Chief Operating Officer, Silicon semiconductor Technologies