Form 20-F
period 2007-12-31
AIXTRON AG
filed 2008-03-13
CIK 1089496

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-51196

AIXTRON Aktiengesellschaft
(Exact Name of Registrant as Specified in Its Charter)

Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)

Kackertstrasse 15-17
D-52072 Aachen
Federal Republic of Germany
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary shares, no par value (only in connection with the listing of its American Depositary Shares on the NASDAQ Stock Market)
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

         The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2007: 90,444,213 ordinary shares, no par value.

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

TABLE OF CONTENTS

PART I			1
Item 1:	Identity of Directors, Senior Management and Advisers		1
Item 2:	Offer Statistics and Expected Timetable		1
Item 3:	Key Information		1
	A.	Selected Financial Data	1
		Exchange Rate Information	1
	B.	Capitalization and Indebtedness	2
	C.	Reasons for the Offer and Use of Proceeds	2
	D.	Risk Factors	2
		Company-Related Risk	2
		Risks Relating to Holding AIXTRON's ADSs and Ordinary Shares	9
Item 4:	Information on the Company		11
	A.	History and Development of the Company	11
		Important Events	11
		Capital Expenditures	12
	B.	Business Overview	12
		Technology	12
		Products and Services	13
		Seasonality	15
		Principal Markets	15
		Raw Materials and Manufacturing	16
		Marketing Channels	17
		Intellectual Property	17
		Strategy and Competitive Positioning	17
		Government Regulation	18
	C.	Organizational Structure	19
	D.	Property, Plant and Equipment	19
		Environmental Issues	20
Item 4A:	Unresolved Staff Comments		20
Item 5:	Operating and Financial Review and Prospects		20
	A.	Operating Results	20
		Preparation of consolidated financial statements under IFRS	20
		Critical accounting policies and key sources of estimation and uncertainty	20
		Recently Issued Accounting Standards	22
		Management's Discussion and Analysis of Results of Operations	23
		Overview	23
		Significant Factors Affecting Results	23
		Compound Semiconductor Applications	23
		Silicon Semiconductor Applications	24
		Business Development	24
		Results of Operations	25
	B.	Liquidity and Capital Resources	27
	C.	Research and Development, Patents and Licenses, etc.	28
	D.	Trend Information	30
	E.	Off-Balance Sheet Arrangements	30
		Contingencies	31
	F.	Tabular Disclosure of Contractual Obligations	31
Item 6:	Directors, Senior Management and Employees		31
	A.	Directors and Senior Management	31
		Supervisory Board	32
		Executive Board	33
	B.	Compensation	34
	C.	Board Practices	36
		Audit Committee	36
		Compliance with NASDAQ Listing Standards on Corporate Governance	36
	D.	Employees	37
	E.	Share Ownership	37

i

		Employee Bonds and Options	38
Item 7:	Major Shareholders and Related Party Transactions		39
	A.	Major Shareholders	39
	B.	Related Party Transactions	39
Item 8:	Financial Information		40
	A.	Consolidated Statements and Other Financial Information	40
		Export Revenues	40
		Legal Proceedings	40
		Policy on Dividend Distributions	40
	B.	Significant Changes	40
Item 9:	The Offer and Listing		40
		Trading Markets	40
		Market Price Information	40
Item 10:	Additional Information		42
	A.	Share Capital	42
	B.	Memorandum and Articles of Association	42
		Corporate Governance	43
		Sarbanes-Oxley Act Requirements and NASDAQ Rules	43
	C.	Material Contracts	46
		Employment contracts of current members of the Executive Board.	46
		Intellectual Property Agreements	46
	D.	Exchange Controls	47
	E.	Taxation	47
		German Taxation	47
		U.S. Federal Taxation	50
	F.	Dividends and Paying Agents	53
	G.	Statement by Experts	53
	H.	Documents on Display	53
	I.	Subsidiary Information	54
Item 11:	Quantitative and Qualitative Disclosure about Market Risk		54
	Exchange Rate Risk		54
	Foreign Currency Risk		54
	Interest Rate Risk		55
Item 12:	Description of Securities other than Equity Securities		55
PART II			56
Item 13:	Defaults, Dividend Arrearages and Delinquencies		56
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds		56
Item 15:	Controls and Procedures		56
Item 16A:	Audit Committee Financial Experts		57
Item 16B:	Code of Ethics		57
Item 16C:	Principal Accountant Fees and Services		57
		Audit Committee Pre-Approval Policies	57
Item 16D:	Exemptions from Listing Standards for Audit Committees		58
Item 16E:	Purchases of Equity Securities by the Issuer		58
PART III			59
Item 17:	Financial Statements		59
Item 18:	Financial Statements		59
Item 19:	Exhibits		59
Signatures			60
Report of Independent Registered Public Accounting Firm			61
Consolidated Statements of Income			F-2
Consolidated Balance Sheet			F-3
Consolidated Cash Flow Statement			F-4
Consolidated Statement of Changes in Equity			F-5
Statement of Recognised Income and Expense			F-6
Notes to the Consolidated Financial Statements			F-7

Presentation of Information

        In this Annual Report on Form 20-F (this "report"), unless the context otherwise requires, references to "the Company" or "AIXTRON" are to AIXTRON Aktiengesellschaft and its consolidated subsidiaries. Throughout this report, whenever a reference is made to AIXTRON's website, such reference does not incorporate information from the website by reference into this report.

        The Company's audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        AIXTRON publishes its audited Consolidated Financial Statements in Euros. As used in this report, "EUR", "Euro" or "€" means the single unified currency that was introduced in the Federal Republic of Germany and ten other participating member states of the European Union on January 1, 1999. "U.S. dollar", "U.S.$," or "USD" means the lawful currency of the United States of America.

        Except where AIXTRON otherwise attributes market or industry data to another source, all such data included in this report are its own estimates. These estimates are based upon the Company's experience in its industry and its familiarity with the relevant markets. While AIXTRON believes these estimates to be reliable, the Company has not verified them with independent sources.

Forward-Looking Statements

        AIXTRON believes that various statements in this report may constitute forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "could," "expect," "anticipate," "contemplate," "believe," "estimate," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they:

  •
  discuss future expectations;

  •
  contain projections of future results of operations or financial condition; or

  •
  state other "forward-looking" information.

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

Item 2:    Offer Statistics and Expected Timetable

        Not applicable.

Item 3:    Key Information

A.    Selected Financial Data

        The table below presents AIXTRON's selected historical consolidated financial data as of the dates and for the periods indicated, which are derived from the Company's audited Consolidated Financial Statements as prepared in accordance with IFRS. The historical consolidated statement of operations data presented below for the fiscal years ended December 31, 2007, 2006 and 2005 and the historical consolidated balance sheet data as of December 31, 2007 and 2006 have been derived from AIXTRON's historical Consolidated Financial Statements prepared in accordance with IFRS included in this report and audited by Deloitte & Touche GmbH in accordance with the standards of the Public Company Accounting Oversight Board (United States).

        You should read the selected consolidated financial data set forth below in conjunction with "Item 5—Operating and Financial Review and Prospects" and AIXTRON's Consolidated Financial Statements included in this report. The historical results included below and elsewhere in this report are not necessarily indicative of AIXTRON's future performance.

Historical (in thousands of Euro, except share and per share data)

As of or for the Year Ended December 31,	2007 IFRS	2006 IFRS	2005 IFRS
	(€ thousands, except share and per share data)
Consolidated Income Statement Data:
Revenues	214,815	171,685	139,402
Operating result	20,643	5,699	(52,675)
Net result	17,250	5,857	(53,468)
Net result per share—basic	0.20	0.07	(0.65)
Net result per share—diluted	0.19	0.07	(0.65)
Dividends declared per common share(1)	0.00	0.00	0.00
Consolidated Balance Sheet Data:
Total assets	296,827	263,482	237,317
Total liabilities	98,473	79,540	53,718
Minority interests	0	0	0
Shareholders' equity	198,354	183,942	183,599
Subscribed capital	89,139	87,836	87,797
Other Data:
Adjusted weighted average number of shares outstanding
—basic	88,163,952	87,824,321	82,111,081
—diluted	88,947,886	87,902,699	82,111,081

(1)
Dividends declared in each year relate to prior year earnings.

Exchange Rate Information

        The following tables set forth, for the periods indicated, information concerning the exchange rates for Euros per U.S. dollar. AIXTRON has provided these rates solely for your convenience and you should not construe these translations as a representation that Euro amounts actually represent these U.S. dollar amounts or that the Euro amounts could have been, or could be, converted into U.S. dollars at those rates or at any other rate. AIXTRON did not use these rates in the preparation of its financial statements included elsewhere in this report. Fluctuations in the exchange rate between the U.S. dollar and the Euro will affect the U.S. dollar equivalent of the Euro price of the Company's ordinary shares traded on the Frankfurt Stock Exchange and are likely to affect the market price of the Company's American Depositary Shares ("ADSs") traded on the NASDAQ Stock Market.

        As used in this report, the term "noon buying rate" refers to the rate of exchange for Euro, expressed in U.S. dollar per Euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

        The table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. dollar per Euro for AIXTRON's fiscal years. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average Rate
2007	1.3703
2006	1.2661
2005	1.2400
2004	1.2478
2003	1.1411
2002	0.9495

        The following table shows the noon buying rates for Euros in U.S. dollars for the last six months.

Month ended	High	Low
February 2008*	1.4851	1.4495
January 2008	1.4877	1.4574
December 2007	1.4759	1.4344
November 2007	1.4862	1.4435
October 2007	1.4468	1.4092
September 2007	1.4219	1.3606
August 2007	1.3808	1.3402

*
Through February 15, 2008.

        On February 15, 2008, the noon buying rate was U.S. $1.4674 per € 1.00.

B.    Capitalization and Indebtedness

Not applicable

C.    Reasons for the Offer and Use of Proceeds

Not applicable

D.    Risk Factors

        Any of the following risks could have a material adverse effect on AIXTRON's financial position, results of operations, liquidity and the actual outcome of matters that the forward-looking statements contained in this annual report refer to. The risks described below are not the only ones the Company faces. There may be additional risks AIXTRON is currently unaware of and risks that are common to most companies. There may also be risks that AIXTRON now believes are immaterial, but which may ultimately have a material adverse effect on the Company's financial position, results of operations, liquidity and the actual outcome of matters that the forward-looking statements contained in this annual report refer to. For additional information regarding forward-looking statements, see "Forward-looking statements" included in this annual report.

Company-Related Risk

The compound semiconductor and the semiconductor industries can be highly volatile and unpredictable, which may adversely affect AIXTRON's operating results and result in significant volatility in the market price of its ordinary shares and American Depositary Shares.

        The compound semiconductor and the semiconductor manufacturing equipment industry can be affected by the cyclical nature of the semiconductor industry. Although semiconductors are used in many different products, the markets for those products are interrelated to various degrees. The industry has historically experienced sudden changes in supply and demand for semiconductors. The timing, length and severity of these industry cycles are difficult to predict. During periods of declining demand for semiconductor manufacturing equipment, AIXTRON needs to be able to quickly and effectively align its cost structure with prevailing market conditions, to manage its inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. Because a high proportion of AIXTRON's costs are fixed in the near term, the Company's ability to reduce expenses quickly in response to revenue shortfalls is limited. During periods of rapid growth, AIXTRON's business must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people. The Company's customers often accelerate or delay expenditures, as well as attempt to cancel or reschedule their orders, in reaction to variations in their businesses or market conditions. As a result, AIXTRON must be able to react quickly to these changes in supply and demand. A failure to quickly align the Company's cost structure and manufacturing capabilities with industry fluctuations could lead to significant losses or to fail to capitalize on increased demand. In either event, the results of operations may be adversely affected, which could result in significant volatility in the market price of the Company's ordinary shares and American Depositary Shares (ADSs).

In order to compete, AIXTRON must attract, retain and motivate key employees, and its failure to do so could have an adverse effect on its results of operations.

        In order to compete, AIXTRON must attract, retain and motivate executives and other key employees, including those in managerial, technical, sales, marketing and support positions. Hiring and retaining qualified executives, scientists, engineers, technical staff and sales representatives are critical to the Company's business, and competition for experienced employees in the semiconductor industry can be intense. To attract, retain and motivate qualified employees, AIXTRON relies heavily on paying cash compensation at market-competitive rates and offering additional incentives and bonus payments. If such cash payments cease to be viewed as a valuable benefit by the Company's key employees, the Company's ability to attract, retain and motivate its employees could be adversely impacted, which could negatively affect its results of operations and/or require AIXTRON to increase the amount it expends on cash and other forms of compensation.

AIXTRON depends on a limited number of customers that operate in highly concentrated industries.

        AIXTRON's customer base is, has been and may in the future be highly concentrated. Orders from a relatively limited number of customers have accounted for, and likely will continue to account for, a substantial portion of the Company's revenues, which may lead customers to demand pricing and other terms less favorable to the Company. If a principal customer discontinues its relationship with AIXTRON or suffers economic setbacks, AIXTRON's business, financial condition and operating results could be materially and adversely affected. AIXTRON's ability to increase revenues in the future will depend in part upon its ability to obtain orders from new customers. AIXTRON cannot be certain that it will be able to do so. In addition, because a relatively small number of large manufacturers, many of whom are AIXTRON's customers, dominate the industries in which they operate, it may be especially difficult for the Company to replace these customers if it loses their business. A large portion of orders in AIXTRON's order backlog are orders from its principal customers. Furthermore, AIXTRON does not have long-term contracts with many of its customers. As a result, the Company's agreements with its customers do not provide any assurance of future revenues and AIXTRON is exposed to competitive price pressure on most new orders it attempts to obtain. The Company's failure to obtain new orders from new or existing customers would have a negative impact on its results of operations.

AIXTRON's business operates in a highly competitive industry characterized by increasingly rapid technological changes, and if the Company does not develop new products in a timely manner, it may not be able to compete successfully in this market.

        The introduction of new products and technologies occurs at a continuously increasing pace and grows increasingly complex over time. If AIXTRON's business does not develop and introduce new products and technologies in a timely manner in response to changing market conditions or customer requirements, its financial condition and results of operations could be materially and adversely affected. AIXTRON's competitive advantage and future success depend on its ability to:

  •
  successfully develop new products and technologies;

  •
  develop new markets for its products and services;

  •
  introduce new products to the marketplace in a timely manner;

  •
  qualify new products with its customers; and

  •
  commence and adjust production to meet customer demands.

AIXTRON's competitors may have greater resources than AIXTRON, or may otherwise be better suited to compete in the Company's markets, and AIXTRON's failure to compete successfully with these companies would seriously harm its business.

        Some of AIXTRON's competitors have greater financial, engineering, manufacturing and marketing resources than the Company does. In addition, AIXTRON faces competition from smaller emerging equipment companies whose strategy is to provide a portion of the products and services that the Company's semiconductor equipment business offers, using innovative technology to sell products into specialized markets. New product introductions or enhancements by AIXTRON's competitors could cause a decline in revenues or loss of market acceptance of its existing products. Increased competitive pressure could also lead to intensified price competition resulting in lower margins. The Company's failure to compete successfully with these other companies would seriously harm its business.

AIXTRON faces lengthy sales and qualification cycles for its products and, in many cases, must invest a substantial amount of time and funds with no assurance that these efforts or expenditures will result in revenues.

        Revenues from AIXTRON's systems primarily depend upon the decision of a prospective customer to invest in or upgrade its manufacturing capabilities, which typically involves a significant capital commitment by the customer. Customers usually place orders with AIXTRON between three to nine months, or longer, after the Company's initial contact with them regarding a particular system. AIXTRON often experiences delays in obtaining system orders while customers evaluate and receive internal approvals for the purchase of these systems. These delays may include the time necessary to plan, design or complete a new or expanded semiconductor fabrication facility. Due to these factors, the Company expends substantial funds as well as marketing and management efforts to sell its semiconductor production systems. These expenditures and efforts may not result in revenues.

        In order to expand its materials production capabilities, the Company has dedicated a number of its systems to the manufacture of wafers and devices. At any given time, some of AIXTRON's products are being tested to determine whether they meet customer or industry specifications. During such a qualification period, AIXTRON invests significant resources and dedicates substantial production capacity to the manufacture of these new products, prior to any commitment to purchase by the prospective customer and without generating significant revenues from the qualification process. If AIXTRON was unable to meet these specifications or does not receive sufficient customer orders to profitably use the dedicated production capacity, its business, financial condition, results of operations and cash flows could be materially and adversely affected.

        AIXTRON's future budgets for operating expenses, capital expenditures, operating leases and service contracts are based upon the Company's assumptions as to the anticipated market acceptance of its products. If AIXTRON's products do not meet the expected customer demand, the Company's business, financial condition, results of operations and cash flows could be materially and adversely affected.

AIXTRON's quarterly operating results fluctuate significantly, which may cause the market price of its ordinary shares and its ADSs to increase or decrease significantly.

        AIXTRON has historically experienced significant fluctuations in its quarterly operating results and the Company anticipates that such fluctuations will continue. AIXTRON's results may vary significantly depending on a number of factors, including:

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

        In addition, the Company derives a substantial portion of its revenues in any fiscal period from the sale of a relatively small number of high-priced systems. As a result, the timing of recognition of revenue for a single transaction could have a material effect on total revenues and operating results for a particular reporting period. A delay of only a week or two can often shift the related realization of revenues into the next quarter, which could adversely affect the Company's ability to meet expectations. In addition, customers at times attempt to cancel or reschedule orders, even when not permitted to do so under the contractual terms of the purchase order.

        As stated above, AIXTRON has experienced long and unpredictable sales cycles. The timing of an order often depends on the capital expenditure budget cycle of customers. In addition, the time it takes the Company to build a product to customer specifications, which the Company refers to as the build cycle, typically ranges from four to nine months, followed in certain cases by a period of customer acceptance during which the customer evaluates the performance of AIXTRON's system and may potentially reject its system. As a result of the build cycle and evaluation periods, the period between a customer's initial purchase decision and revenue recognition on an order often varies widely, and variations in length of this period can cause further fluctuations in operating results.

        The factors described above, together with the cyclical nature of the semiconductor industry, could cause the market price of AIXTRON's ordinary shares and its ADSs to fluctuate significantly.

AIXTRON's business is exposed to the risks of operating an international business.

        AIXTRON's business has operations located in many countries throughout the world to support the Company's sales and services to the global semiconductor industry. Managing international operations located in many countries throughout the world presents complex management challenges. These challenges may make it more difficult for AIXTRON to implement business strategies and enforce centralized business processes and controls across its enterprise.

AIXTRON is highly dependent on international revenues, particularly revenues from Asian countries.

        Revenues outside of Europe accounted for 91.25% of the Company's total revenues for the year ended December 31, 2007, versus 87.05% for the year ended December 31, 2006, and 84.18% of total revenues for the year ended December 31, 2005. Revenues from AIXTRON's Asian-based customers accounted for 81.06% for the year ended December 31, 2007, versus 78.76% of total revenues for the year ended December 31, 2006, and 73.91% of total revenues for the year ended December 31, 2005. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's revenues will be subject to risks, including:

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

  •
  potentially adverse tax consequences.

        Wherever currency devaluations occur abroad, AIXTRON's products become more expensive for its customers in that country. In addition, difficult economic conditions may limit capital spending by the Company's customers. These circumstances may also affect the ability of AIXTRON's customers to meet their payment obligations, resulting in cancellations or deferrals of existing orders and the limitation of additional orders.

Exchange rate fluctuations, in particular between the Euro, the U.S. dollar and the pound sterling, could adversely affect AIXTRON's ability to price its products competitively and its operating results.

        The Company's operations are conducted by entities in many countries and a substantial portion of its sales and productions costs are denominated in currencies other than the Euro. As a result, fluctuations between the value of the Euro and other major currencies, in particular the U.S. Dollar and the pound sterling, may affect the Company's operating results. While AIXTRON has taken steps to reduce part of these currency exposures, including by entering into forward exchange contracts or options to hedge the exchange rate risk arising on the export of equipment, AIXTRON is not able to completely eliminate the risk that fluctuations in foreign currencies will adversely affect its operating results.

        Further details can be found in "Item 11, Quantitative and Qualitative Disclosure about Market Risk."

Because AIXTRON's operating income is subject to taxation in differing jurisdiction, the Company is exposed to a number of different tax risks.

        Because AIXTRON operates in a number of countries throughout the world, including the U.S., its operating income is subject to taxation in differing jurisdictions and at differing tax rates. AIXTRON seeks to organize its affairs in a tax efficient and balanced manner, taking into account the applicable regulations of the jurisdictions in which it operates. As a result of the Company's multi-jurisdictional operations, it is exposed to a number of different tax risks, including tax risks related to: income tax, value added tax, payroll tax, social security tax, customs and excise duties, sales and use tax, U.S. state tax, withholding tax requirements, tax treaty interpretation, tax credits, permanent establishments, transfer pricing on internal deliveries of goods and services (including benefit tests and requirements to prove the arm's length character of internal transactions), loss carryforwards, multi-jurisdictional double taxation, acquisitions, dispositions, reorganizations, and internal restructurings.

        The tax authorities in the jurisdictions in which AIXTRON operates may audit the Company's tax returns and may disagree with the positions taken in those returns. An adverse outcome resulting from any settlement or future examination of AIXTRON's tax returns may subject the Company to additional tax liabilities and may adversely affect its effective tax rate which could have a material adverse effect on its financial position, results of operations and liquidity. In addition, any examination by the tax authorities could cause AIXTRON to incur significant legal expenses and divert the Company's management's attention from the operation of its business.

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

  •
  the issuance of dilutive securities, assumption or incurrence of additional debt obligations or expenses, or use of substantial portions of AIXTRON's cash;

  •
  diversion of AIXTRON's management's attention from normal daily operations of the business; and

  •
  the impairment of acquired intangible assets as a result of technological advancements, or worse-than-expected performance of acquired companies.

        AIXTRON may not be successful in addressing the risks that its past or future acquisitions may present and the Company may fail to realize the perceived benefits of such acquisitions.

AIXTRON is dependent on a limited number of suppliers and the Company's operating results could be harmed if it loses access to sources of materials or services.

        The systems that AIXTRON produces are complex and require the Company to manufacture or obtain through third party sources many critical components. Many of these components are only available from a limited number of suppliers or, in some cases, a single supplier. Because of the cost of AIXTRON's systems, the Company generally aims to keep its inventories at minimum levels. Because AIXTRON often does not account for a significant part of its suppliers' business, the Company may not have access to sufficient capacity from these suppliers in periods of high demand. In addition, AIXTRON risks having important suppliers terminate product lines, change business focus or even go out of business. If AIXTRON was required to change any of its suppliers, it would be required to re-qualify each new supplier. In the near term, the Company's supplier qualification processes could prevent or delay component shipments, which could in turn prevent the Company from delivering products to its customers in a timely manner. AIXTRON estimates that it could take approximately six to eighteen months to replace suppliers of certain critical components used in its systems. In addition, in connection with third-party manufacturing activities, it is possible that AIXTRON may encounter unforeseen technical complexities that it may be unable to resolve, or that the resolution of such complexities may lead to delays in the implementation of these third-party manufacturing activities.

        Although AIXTRON has not experienced any material delays related to its suppliers in the last three years, any such delays would have a negative impact on its customer acceptance, and ultimately, to its ability to generate revenues. In addition, AIXTRON generally does not have long-term supply agreements with many of its suppliers. Consequently, the Company could experience significant price increases and may not be able to obtain replacement components in a timely manner or at all. Such price increases would increase the cost of goods which could adversely affect the Company's gross margins and operating results.

AIXTRON may increase production in anticipation of customer orders that may not materialize, which would negatively affect the Company's operating results.

        AIXTRON schedules production of its systems based upon order backlog and customer commitments. Based on the complexity of the systems that AIXTRON produces, the Company must expend considerable efforts in hiring, training and retaining qualified manufacturing personnel. AIXTRON has in the past experienced delays in customer delivery schedules, as well as outright cancellations of orders. As a consequence, the Company may incur significant near term expenses for manufacturing capabilities that it may not be able to fully utilize, which would negatively affect its gross margins and its profitability. Moreover, industry analysts evaluate AIXTRON's backlog in determining the Company's prospects. If AIXTRON experiences significant reductions in its backlog as a result of cancellations or the Company's failure to obtain new orders, it could experience negative ratings from analysts which could adversely impact the trading value of the Company's stock.

The semiconductor industry and AIXTRON's operations are characterized by a high percentage of costs that are fixed or otherwise difficult to reduce in the short-term, and by product demand that is highly variable and is subject to significant downturns that may adversely affect the Company's business, results of operations and financial condition.

        The semiconductor industry and AIXTRON's operations are characterized by high costs, such as those related to facility construction and equipment, research and development, and employment and training of a highly skilled workforce, that are either fixed or difficult to reduce in the short-term. At the same time, demand for the Company's products is highly variable and downturns have been experienced, often in connection with maturing product cycles and downturns in general economic market conditions. These downturns have been characterized by reduced product demand, manufacturing overcapacity, high inventory levels and decreased average selling prices. The combination of these factors may cause AIXTRON's revenue, gross margin, cash flow and profitability to vary significantly both in the short-term and over the long-term.

AIXTRON's businesses use potentially harmful chemicals and other hazardous materials. AIXTRON is subject to environmental risks and regulations which could harm the Company's results of operations and financial condition.

        The Company's research and development activities, as well as the manufacturing and demonstration of AIXTRON's products, involve the use of potentially harmful chemical and other hazardous or potentially hazardous materials and radioactive compounds. AIXTRON cannot completely eliminate the risk of contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, AIXTRON could be held liable for damages that result, and any liability could exceed the Company's resources. AIXTRON is subject to the laws and regulations of numerous jurisdictions governing the use, storage, handling and disposal of these materials and specified waste products. The Company's cost of compliance with these laws and regulations include local, state and federal fees and costs related to the installation and maintenance of safeguards to mitigate the risk of potential release of hazardous materials (including equipment safeguards, such as scrubbers). The amounts expended in compliance with these laws and regulations to date have not had a material effect on the Company's capital expenditures, earnings and competitive position. However, if stricter laws were passed or applicable environmental laws were more strictly enforced, AIXTRON may incur significant additional capital expenditure to address compliance with such environmental laws and regulations.

        Failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of production, each of which could materially and adversely affect the Company's business, financial condition, results of operations and cash flows.

AIXTRON is exposed to the risk that third parties may violate the Company's proprietary rights or accuse the Company of infringing upon their proprietary rights.

        AIXTRON's success in the markets in which it operates may depend on its ability to operate without infringing the intellectual property rights of others and to prevent others from infringing the Company's intellectual property rights.

        There has been substantial litigation regarding patents and other intellectual property rights in the semiconductor industry. AIXTRON may become a party to patent litigation or proceedings to determine its patent rights with respect to third parties, including, potentially, its customers. Interference proceedings may be necessary to establish which party was the first to discover certain intellectual property. AIXTRON may also become involved in patent litigation against third parties to enforce the Company's patent rights, to invalidate patents held by third parties, or to defend against similar claims by others. The cost to AIXTRON of any patent litigation or similar proceeding could be substantial, and it may require significant management time. Any patent infringement litigation may also adversely affect the Company's ADS or ordinary share prices. If infringement litigation against the Company was resolved unfavorably, AIXTRON may be enjoined from providing some of its products or services, or the Company may be required to obtain a license from a third party. AIXTRON may not be able to obtain the requisite license on commercially acceptable terms at all, which could require the Company to cease selling systems that contain infringing technology until it can identify and implement subsystems that do not infringe on third party technology. AIXTRON may not be successful in developing non-infringing solutions and may be prevented from selling its systems, which could result in a significant reduction in the Company's revenues and a reduction in the value of its ordinary shares and ADSs.

The Company's competitive position may depend on its ability to protect its intellectual property rights and trade secrets. If AIXTRON was unable to protect such rights and secrets, other companies may be able to compete more effectively against it, and the Company's business could suffer.

        AIXTRON's success is dependent upon the protection of the Company's proprietary rights. In the high-tech industry, intellectual property is an important asset that is always at risk of infringement. AIXTRON incurs costs to file for patents and defend its intellectual property and AIXTRON relies upon the laws of Germany and of foreign countries in which it develops, manufactures or sells its products to protect its proprietary rights. However, there can be no assurance that these proprietary rights will provide competitive advantages, or that other parties will not challenge, invalidate or circumvent these rights. Moreover, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Infringement upon the Company's proprietary rights by a third party could result in lost market and revenue opportunities for AIXTRON.

        AIXTRON relies on trade secret protection for its confidential and proprietary information and procedures. AIXTRON currently protects this information and these procedures as trade secrets through recognized practices, including confidentiality agreements with employees, consultants, collaborators and customers. These confidentiality agreements may be breached, however, and AIXTRON may not have adequate remedies for any breach. In addition, these trade secrets may otherwise become known to, or be independently discovered by, competitors. If AIXTRON's trade secrets were to become known to, or be independently discovered by, competitors, the Company's competitive position and its business may be negatively impacted.

Risks Relating to Holding AIXTRON's ADSs and Ordinary Shares

You may be unable to enforce a judgment against AIXTRON or members of its Executive Board or Supervisory Board.

        AIXTRON is a stock corporation organized under the laws of the Federal Republic of Germany. None of the members of its Supervisory or Executive Boards is currently a citizen or resident of the United States. Substantially all of the assets of these individuals and most of the assets of the Company are located outside the United States. As a result, it may not be possible for you to enforce against AIXTRON judgments obtained in the United States. You may also encounter difficulties in connection with the enforcement in Germany of liabilities based solely upon United States laws in original actions or in actions for the enforcement of judgments of United States courts.

You may have less access to information about AIXTRON and less opportunity to exercise your rights as a shareholder if you hold AIXTRON's ordinary shares through its ADSs.

        The rights and terms of AIXTRON's ADSs are designed to replicate, to the extent reasonably practicable, the rights applicable to the Company's ordinary shares, for which there is no active trading market in the United States. However, because of aspects of German law, the Company's Articles of Association and the contractual terms of the deposit agreement under which AIXTRON's ADSs are issued, your rights as a holder of ADSs will differ in various ways from a shareholder's rights, and you may be affected in other ways, including:

  •
  you may not be able to participate in rights offerings or dividend alternatives;

  •
  you may not receive copies of AIXTRON's reports as promptly as a holder of ordinary shares;

  •
  you will be able to exercise voting rights only by instructing the depositary how to exercise the voting rights of the shares that underlie your ADSs, and due to logistical, timing and other issues, you may not receive the opportunity to exercise a right to vote;

  •
  the deposit agreement may be amended by the Company and the depositary, or may be terminated by AIXTRON or the depositary, without your consent in a manner that could prejudice your rights; and

  •
  the deposit agreement limits AIXTRON's obligations and liabilities and those of the depositary.

As a holder of AIXTRON's ADSs you may have fewer or less well-defined shareholders' rights compared to a holder of common stock of a U.S. company.

        AIXTRON's corporate affairs are governed by its Articles of Association (Satzung) and German law. German law is generally less specific than U.S. law in terms of governance of corporate operations. Under German law, as a holder of AIXTRON's ADSs you may have fewer or less well-defined rights than you would as a shareholder of a U.S. company. For example, a shareholder of a U.S. corporation may institute lawsuits on behalf of the corporation and class actions. In Germany the company must assert claims for damages against members of the Executive Board or the Supervisory Board upon a respective shareholders' resolution requiring a simple majority of the votes cast. Moreover, in Germany, shareholders whose shares represent 1% or a proportional amount of € 100,000 of the stated share capital of the stock corporation may apply in court for authorization to assert claims for damages of the Company against members of the Executive Board and/or the Supervisory Board in their own name. However, the Company may at any time assert its claims for damages on its own behalf; in such case any pending authorization or court proceeding initiated by a shareholder of the Company related to the same claims for damages will then be inadmissible. As a result, a shareholder of a German stock corporation may not be able to protect his or her interest in the shares as well as a shareholder of a U.S. corporation could.

AIXTRON may in the future be considered a passive foreign investment company.

        The United States Internal Revenue Code contains special rules relating to passive foreign investment companies ("PFICs"). A United States holder who owns stock in a PFIC is generally subject to adverse tax consequences under these rules. These rules do not apply to non-United States holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. While AIXTRON believes it is currently not a PFIC, because a company's status as a PFIC is a complex, factual determination made on an annual basis, there can be no assurance that the Company will not become a PFIC in the future. The Company will explain in more detail the PFIC rules and their consequences to United States holders under "Item 10 Additional Information—Taxation."

        If AIXTRON was classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be such holder's share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder's holding period, if shorter; and any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over such holder's holding period for the ADSs. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. Such U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election or "QEF election", which is an election to have AIXTRON treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor of the consequences of AIXTRON's classification as a PFIC.

Because AIXTRON is not obligated to continue to have its ADSs quoted on the NASDAQ Stock Market beyond eighteen months after the closing of the AIXTRON, Inc. acquisition, your ability to trade the ADSs may be eliminated in the future, and the market prices of the Company's ADSs and ordinary shares may be negatively affected and it may become more difficult to sell the ordinary shares.

        Because AIXTRON is not obligated to continue to have the ADSs quoted on the NASDAQ Stock Market for a prolonged period, some United States holders of AIXTRON's ADSs may be prohibited from or disinclined to own shares of companies that may have no trading market inside the United States. This may result in the sale of ADSs received in the acquisition of Genus or the underlying ordinary shares, which could adversely affect the market price for the ADSs and ordinary shares. In addition, if the ADSs are no longer quoted on the NASDAQ Stock Market, there can be no assurance that a market will develop for the ADSs and it will be more difficult for a United States holder to sell the underlying ordinary shares outside the United States.

Identification of deficiencies or weaknesses in AIXTRON's internal control over financial reporting may have an adverse impact on the Company's financial condition and results of operations and the trading price of its securities.

        Commencing with AIXTRON's annual report for the fiscal year ended December 31, 2006, the Company's management is required to prepare a report relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). AIXTRON intends to take prompt measures to eliminate any identified deficiencies or weaknesses in the Company's internal control structure. Such measures may involve significant effort and expense. Depending on the nature and extent of any identified deficiency or weakness, AIXTRON could be required to restate previously issued financial statements. Any of such actions may have an adverse impact on the Company's financial condition and results of operations and the trading price of its securities.

Item 4:    Information on the Company

A.    History and Development of the Company

        AIXTRON Aktiengesellschaft was incorporated as a German limited liability corporation in 1983 and converted to a stock corporation under the laws of the Federal Republic of Germany in 1997. AIXTRON is headquartered in Aachen, Germany and has wholly-owned subsidiaries in Germany, the United Kingdom, Japan, South Korea, Sweden, Taiwan and the United States. AIXTRON's principal executive office is located at Kackertstrasse 15-17, D-52072 Aachen, Germany, and the Company's telephone number there is 011-49-241-8909-0.

Important Events

Acquisition of Nanoinstruments, Ltd.

        On October 4, 2007 AIXTRON Ltd, Cambridge United Kingdom, acquired 100% of the issued share capital of Nanoinstruments Ltd., a private limited company based in Cambridge, United Kingdom. The consideration was an initial payment of € 430 thousand on October 4, 2007, a second payment of € 430 thousand on January 2, 2008 and further payments of up to € 2,578,thousand depending on the level of future sales up to December 31, 2011. Nanoinstruments Ltd manufactures PECVD equipment for the production of carbon nanotubes and nanowires. The business was transferred to AIXTRON Ltd on October 4, 2007.

Acquisition of Genus

        On July 2, 2004 AIXTRON announced its intention to acquire Genus. Genus, which is based in Sunnyvale, California, supplies chemical vapor deposition ("CVD") and atomic layer deposition ("ALD") technologies, which are required in the production of advanced semiconductors and hard disk drives.

        On March 12, 2005, AIXTRON's Executive Board resolved, with the approval of the Company's Supervisory Board, to increase its authorized share capital by issuing 24,967,885 ordinary shares against all issued and outstanding Genus shares as contribution in kind pursuant to the merger. Based on the average market value of the Company's ordinary shares during a period of two days before and after the merger agreement, the purchase price amounted to € 92.1 million.

        On March 14, 2005, 4,427,929 of the new ADSs were transferred to a trust in order to serve the employee stock option program of Genus, and to cover both convertible bonds and warrants issued by Genus. In accordance with IFRS, AIXTRON's financial statements show the shares held in this property trust as its own shares, which are deducted from the share capital.

        AIXTRON completed the Genus merger on March 14, 2005. On March 15, 2005, the AIXTRON Group's (defined as parent company AIXTRON AG and its subsidiaries, listed in Note 34 to the Consolidated Financial Statements incorporated by reference to Item 18, in which AIXTRON AG has 100% direct or indirect shareholding or which can be controlled by AIXTRON AG) ADSs started trading on the NASDAQ Stock Market in the United States under the ticker symbol AIXG. Genus changed its name to AIXTRON, Inc. in May 2006, although it continues to trade under the name "Genus."

Amendments to AIXTRON's Articles of Association

        On January 20, 2007, theTransparenzrichtlinie-Umsetzungsgesetz (Transparency Directive Implementation Act) which entered into force, amending the Wertpapierhandelsgesetz (German Securities Trading Act), and stipulating that transmitting information to shareholders by electronic means is, inter alia, subject to the approval of the General Meeting.

        As a result, the Executive Board and the Supervisory Board proposed the following amendments to the Company's Articles of Association:

        The heading of Article 3 of the Articles of Association is changed as follows, sentence 1 of Article 3 of the Articles of Association will become clause 1, a second clause as follows will be added and Article 3 of the Articles of Association is thereby revised as follows:

Article 3 "Notices and Information

1.
The Company's notices will be published in the electronic Bundesanzeiger (Federal Gazette), unless otherwise stipulated by law.

2.
Information to holders of admitted securities of the Company may also be transmitted electronically."

        The Company's shareholders approved the amendments to Article 3 of AIXTRON's Articles of Association at AIXTRON's ordinary shareholders' meeting on May 22, 2007, and the amendments were registered in the commercial register on July 12, 2007.

Research and Development

        For significant research and development events during the financial year, see "Item 5. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc."

Capital Expenditures

        Capital expenditures in 2007 amounted to € 8.1 million, of which € 6.1 million were related to purchases of technical equipment (including testing and laboratory equipment) and € 2.0 million were related to intangible assets including software licenses. Additionally, bank deposits totaling € 2.1 million with a maturity of six months were recorded in fiscal year 2007 as cash outflow from investing activities (2006: € 2.8m).

        Capital expenditures in 2006 amounted to € 2.4 million, of which € 2.2 million were related to purchases of technical equipment (including testing and laboratory equipment) and € 0.2 million were related to intangible assets. Capital expenditures in 2005 amounted to € 12.0 million, primarily related to purchases of technical equipment built in-house totaling € 8.3 million and costs related to the acquisition of Genus totaling € 3.6 million.

        All these expenditures during 2007, 2006 and 2005 were funded out of operating cash flow and available cash resources.

B.    Business Overview

Technology

        AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies. AIXTRON supplies to customers both full production-scale chemical vapor deposition systems and small scale systems for research and development use and small-scale production use.

        Compound semiconductors are complex synthetic material structures composed of several chemical elements grown on a substrate. The substrate is a primary base material on which structures are developed to create semiconductor devices. The Company's compound semiconductor systems are principally used in the growth of periodic table group III and group V compounds for numerous compound semiconductor applications, including optical and electronic devices, such as light emitting diodes (LEDs), lasers, transistors, and logic structures, and are used in a variety of end applications including lighting, displays, memory, and microprocessor devices, data transmission, mobile telephony and solar cells. As an example of market positioning, AIXTRON's Compound Semiconductor production systems are the recognized market leading technology for growing gallium nitride-based material device structures. AIXTRON's Metal Organic Chemical Vapor Deposition ("MOCVD") systems are also capable of depositing a wide variety of other materials onto a substrate on an atomic scale.

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

        As well as being the world's leading manufacturer of MOCVD equipment for the Compound Semiconductor market, AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition ("CVD"), Atomic Vapor Deposition ("AVD®") and Atomic Layer Deposition ("ALD"). Besides that, AIXTRON is also developing equipment for Parylene Vapor Phase Deposition (PVPD) or Organic Vapor Phase Deposition (OVPD®) for organic light emitting diodes ("OLED") applications or Plasma Enhanced Chemical Vapor Phase Deposition (PECVD) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires). OLEDs are increasingly being used in new high-performance small display products and are seen to have relevance to potential future large display, lighting and solar applications in the future.

Products and Services

        AIXTRON's product range includes customized production and research scale Compound Semiconductor systems capable of depositing material films on up to 95 × two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or organic thin film deposition on up to Gen. 3.5 substrates, including Parylene Vapor Phase Deposition (PVPD) or Organic Vapor Phase Deposition (OVPD®) for organic light emitting diodes ("OLED") applications or Plasma Enhanced Chemical Vapor Phase Deposition (PECVD) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires).

        AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition ("CVD"), Atomic Vapor Deposition ("AVD®") and Atomic Layer Deposition ("ALD").

        AIXTRON also offers a comprehensive range of peripheral equipment and services, including products capable of monitoring the concentration of gases in the air and for cleaning the exhaust gas from metal organic chemical vapor deposition processes. The Company also assists its customers in designing the production layouts of tubing and switching devices for the gas supply to thin film deposition systems. Additionally, the Company offers its customers process technology, training and consulting services.

        Addressing three strategic customer market applications—Compound, Silicon, and Organic Semiconductor Materials—AIXTRON provides customers with technologies for the manufacture of a wide variety of devices:

Compound Semiconductors:

  •
  LEDs for lighting, signaling, and outdoor giant screens

  •
  Optoelectronic devices such as photo diodes, lasers, or modulators for telecom/datacom applications

  •
  Laser devices for consumer electronics such as compact discs ("CDs"), digital versatile discs ("DVD"), including next generation technology such as High Definition DVD ("HD DVD") and "Blu-Ray" DVD technology

  •
  High-frequency devices, such as Hetero Bipolar Transistors ("HBTs") and High Electron Mobility Transistors ("HEMTs"), for wireless datacom applications

  •
  Silicon Carbide ("SiC")-based Schottky diodes for high-power and high temperature applications

  •
  Solar cell technology

  •
  Carbon Nanotube Structures for display-, heat sink- and electronic applications

Silicon Semiconductors:

  •
  Metal and oxide films for Complementary Metal-Oxide Semiconductors ("CMOS") gate stacks used in logic and memory Integrated Circuits ("ICs")

  •
  Metal and oxide films for capacitor structures as used in Dynamic Random Access Memory (DRAM) and Ferro-Electric Random Access Memory ("FeRAM") ICs

  •
  Silicon Germanium ("SiGe") and Strained Silicon epitaxial layers for high-performance CMOS logic ICs

  •
  MEMS ("Micro-Electro-Mechanical Systems") for the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate

  •
  Thin Film Heads ("TFH"), i.e. read-write sensors used in computer and hard disk drives

Organic Semiconductors:

  •
  OLEDs for Flat Panel and Flexible Display applications

  •
  OLEDs for solid state lighting and signage applications

  •
  Organic transparent thin film solar cells

  •
  Electronic semiconductor structures (plastic electronics) for applications in Flexible Displays, Radio Frequency Identification Devices ("RFID")

        Customers manufacture devices on AIXTRON's state-of-the-art equipment that are largely destined for end-user applications such as displays, signaling, lighting, datacom/telecom, optical and electronic storage, computing, as well as a range of other leading-edge technologies.

        AIXTRON's Global Service Organization ("GSO") provides a full range of customer services, from the initial support of customized development of an AIXTRON system through to the final installation and ongoing operational support of a system. The AIXTRON Group's onsite application laboratories in Aachen and Herzogenrath in Germany and in Sunnyvale, California are equipped for leading-edge Research and Development and are utilized for the development of customized solutions for the Company's customers. AIXTRON's service managers, process engineers and service technicians also provide systems consulting as well as installation, training and process support.

        The following table summarizes the systems technologies AIXTRON offers to its customers:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD
	CVD	PVPD	ALD
	PECVD HVPE		AVD®
Systems	Planetary Reactor®: 200 series, G3, G4	Gen1 R&D Tool	Lynx CVD
	Close Coupled Showerhead®: CCS, CRIUS®	Gen2 Production Tool	Tricent® ALD
	Nano CVD Reactors; 'Black Magic Series'	Gen 3.5 Production Tool	Tricent® AVD®
Hot-Wall Reactors: VPseries
Potential Applications/Devices	LEDs	OLEDs for displays	Metal and Oxide films for CMOS gate stacks
	Optoelectronics (photo diodes, lasers, modulators for Telecom/Datacom)	OLEDs for solid state lighting	Metal and Oxide films for capacitor structures in DRAMs and FeRAMS
	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells	TFH—Thin Film Heads for data storage hard disk drives
	High-Frequency devices (HBTs, HEMTs) for wireless datacom	Electronic semiconductor structures for flexible displays and RFID
SiC based High Power Devices
Solar cells
Carbon Nanotube Structures for electronic, display & heat sink applications

Seasonality

        AIXTRON's business is currently not materially affected by seasonality.

Principal Markets

        The following segment information has been prepared in accordance with IAS 14 "Segment Reporting". As AIXTRON has only one reporting business segment, the segment information provided relates only to the Company's geographical segments, this being secondary segment information.

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

        The following table summarizes revenues for the significant geographical areas in which the Company operates, for each of the years ended December 31, 2007, 2006 and 2005.

Geographical Segments

	Year	Asia	Europe	USA	Consolidation	Group
	(€ thousands)
Revenues realized with third parties	2007	174,133	18,786	21,896		214,815
	2006	135,223	22,232	14,230		171,685
	2005	103,036	22,052	14,314		139,402
Total segment revenues	2007	174,133	18,786	21,896		214,815
	2006	135,223	22,232	14,230		171,685
	2005	103,036	22,052	14,314		139,402
Segment assets	2007	10,034	250,782	80,044	(130,210)	210,650
	2006	12,967	231,370	91,158	(132,530)	202,965
	2005	13,841	214,775	98,795	(127,862)	199,549
Segment capital expenditures*	2007	25	6,188	1,892		8,105
	2006	202	1,953	700		2,855
	2005	308	10,213	93,262		103,783

*
Segment capital expenditures for the financial year 2005 also include the additions resulting from the change in AIXTRON Group companies.

        Revenues are shown in the following table:

Revenue Segments

	2007	2006	2005
	(€ thousands)
Revenues for sale of goods*	213,357	169,759	137,306
Revenues for service and repair**	1,458	1,926	2,096

Total revenues	214,815	171,685	139,402
Finance Income	1,857	1,003	693

Total	216,672	172,688	140,095

*
Revenues for sale of goods in 2005 include revenues from barter transactions in the amount of kEUR 3,701.

**
Excluding Spare Parts.

        The sale of equipment, including upgrades, comprised approximately 87%, 83% and 81% of AIXTRON's revenues in the years ended December 31, 2007, 2006, and 2005, respectively, with the remaining revenue relating to sales of spare parts and services.

Raw Materials and Manufacturing

        AIXTRON involves itself principally in the final assembly stage of the production process, as well as final equipment tuning and testing. The Company purchases most of its products' components, sub-assemblies and assemblies from third-party suppliers. Its contractors and suppliers are selected and qualified to supply source material, standard components, and tested and untested sub-assemblies. AIXTRON typically has several suppliers qualified for each component or sub-assembly, however AIXTRON completes the final system assembly and product testing processes in house.

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

        AIXTRON's principal manufacturing activities consist primarily of design, assembly, integration and test operations. The Company has manufacturing sites in Aachen and Herzogenrath, Germany, in Sunnyvale, California, and in Cambridge, United Kingdom. Many of the development and production processes are computerized.

Marketing Channels

        AIXTRON sells its products and services directly through strategically located sales and service facilities in Germany, the United States, the United Kingdom, Sweden, Japan, South Korea, China and Taiwan, as well as through independent sales and service representatives and distributors in Japan, India, Israel, Poland, Russia and Taiwan. The relationships with these independent sales and service representatives are generally terminable at the Company's will. These arrangements typically require that AIXTRON reimburse the representatives for their business expenses as well as pay specified service rates or sales commissions, which vary by geographic region.

Intellectual Property

        AIXTRON's success depends in part on its proprietary technology. Although AIXTRON attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, the Company cannot assure that its efforts to protect its technology will be adequate or that competitors will not be able to develop similar technology independently. Moreover, the success of the Company's business depends to a significant extent on its employees' technical expertise, innovation, and experience.

        AIXTRON has patents and exclusive and non-exclusive licenses to patents owned by others covering certain of AIXTRON's products, which AIXTRON believes provide the Company with a competitive advantage. AIXTRON has a policy of seeking patents on inventions concerning new products and improvements as part of its ongoing research, development and manufacturing activities. AIXTRON acquired certain patents from Philips in 2007, which are critical to the Company's operations in the field of MOCVD. AIXTRON is the licensee of certain patents owned by Centre National de la Recherche Scientifique and Universal Display Corporation which are critical to the Company's operations in the fields of AVD® and OVPD®. Under the terms of those licenses, AIXTRON sells epitaxial reactors that manage the layering of complex materials, produced by thin film deposition processes that enable the high precision liquid injection, evaporation and gas phase deposition of metal organic materials required to produce photoelectric and electronic devices.

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

        AIXTRON secures its technology by patenting inventions and know-how, provided it is strategically expedient to do so. As of December 31, 2007, 118 patent-protected inventions were in use, of which 11 were registered in the reporting period. Patent protection for these inventions applies, although not exclusively, in the sales markets relevant for AIXTRON and within the regions of its main competitors' production locations, particularly in Europe as well as in Japan, South Korea, Taiwan and the United States. These patents are maintained and renewed annually and will expire between 2008 and 2027.

Strategy and Competitive Positioning

        AIXTRON is strategically positioned as one of the world's 'pure-play' leading manufacturers of state-of-the-art gas phase deposition equipment for the production of complex materials for the semiconductor industry: Compound Semiconductors (MOCVD, and PECVD equipment), Organic Semiconductors (OVPD®, PVPD equipment) and Silicon Semiconductors (AVD®, ALD, CVD equipment).

        During 2007, in support of one of the Company's strategic targets, of diversifying AIXTRON's core deposition technology into new end user applications, the Company completed the acquisition and integration of Nanoinstruments of Cambridge, United Kingdom, enabling the company to participate in the future market development of Carbon Nanostructure applications.

        AIXTRON's main competitor in MOCVD applications is the Process Equipment Group of Veeco Instruments Inc./USA. AIXTRON also competes with a number of Asian manufacturers including Nippon Sanso/Japan, amongst others. Based on market research by VLSI Research, Inc. it is estimated that the share of the MOCVD equipment market held by AIXTRON in 2006 was more than 60% (estimated 2006 total market value: US$202 million). The Company's strongest competitor in terms of sales, Veeco Instruments Inc., had an estimated market share of approximately 20% for the same period. The Company anticipates maintaining market leadership with an estimated market share for 2007 in excess of 60% in the global MOCVD market, when next reported by VLSI.

        For Organic Semiconductor applications, AIXTRON competes with established manufacturers such as Ulvac Inc./Japan, Tokki Corporation/Japan, Sumitomo/Japan, Applied Materials, Inc./USA, Doosan DND Co., Ltd./South Korea, and Sunic System/South Korea as well as a number of smaller companies. While these competitors use established vacuum thermal evaporation ("VTE") technology and polymer technology to produce organic light emitting diodes (OLEDs), AIXTRON offers to OLED manufacturers its own highly innovative organic vapor phase deposition (OVPD®) technology. As AIXTRON and AIXTRON's customer applications are still in the market entry phase, AIXTRON market share information is not meaningful at this point in time.

        In AIXTRON's opinion, due to the superior process technology and the potential for reducing manufacturing costs, OVPD® technology has the potential to compete successfully with VTE and polymer technologies and is well positioned as a key system supplier for the next generation of OLEDs and large area deposition applications that are anticipated to be used in innovative, self-luminous displays with the potential, to replace current display technologies such as liquid crystal displays (LCDs) and plasma displays (PDPs) in addition to potential lighting, solar cells, and electronic OLED applications.

        For CVD, AVD® and ALD applications, AIXTRON competes with a variety of other equipment companies, including Applied Materials, Inc./USA, Tokyo Electron, Ltd./Japan, ASM International N.V./Netherlands, Veeco Instruments Inc./USA, IPS Technology/South Korea, Jusung Engineering Co., Ltd./South Korea, Aviza Technology, Inc./USA und Hitachi Kokusai Electric Co., Ltd/Japan.

        Based on market research by VLSI Research, Inc. it is estimated that in 2006 AIXTRON held an single digit share in the developing ALD systems market (total market value: U.S.$191 million), an approximate 17% share of the market for silicide CVD systems (total market value: U.S.$303 million) and a share of approximately 48% of the tungsten silicide CVD systems specifically sold to DRAM and NAND Flash memory chip manufactures (total market value: approximately U.S.$109 million).

        With the Company's currently available silicon semiconductor manufacturing technologies, AIXTRON is well positioned for the adoption of sub 65 nm memory and logic integrated circuits (ICs). These technologies enable extremely high precision in depositing very thin material layers and facilitate the consistent coating of complex three-dimensional microelectronic device structures. These technologies offer the semiconductor industry new material coating possibilities for the next generation of computer chips and devices, and, in AIXTRON's opinion, present high development potential for the future.

Government Regulation

        Due to the nature of AIXTRON's products, the shipment of some products to customers in certain countries requires the Company to obtain an export license from legal and statutory authorities in the U.S., Germany, U.K. and Sweden, including, for example, the Department of State and the Department of Commerce in the U.S., the Bundesamt für Wirtschaft und Ausfuhrkontrolle ("BAFA") in Germany, and the Department of Trade and Industry in the U.K. Although the applicable export regulations have not had a material impact on the Company's business to date, AIXTRON may experience delays in obtaining required export licenses, which in turn would cause delays in AIXTRON's ability to sell its products and recognize revenues from such sales.

        AIXTRON is subject to environmental and safety regulations in connection with its business operations. Research and development activities, as well as the manufacturing and demonstration of the

Company's products, in both the Company's compound semiconductor and silicon semiconductor equipment businesses, involve the use of potentially harmful chemical and hazardous materials and radioactive compounds. Failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of production, each of which could materially and adversely affect AIXTRON's business, financial condition, results of operations and cash flows.

        Because AIXTRON's securities are publicly traded in the U.S., the Company is also subject to the rules and regulations promulgated by the SEC, including those promulgated under the Sarbanes Oxley Act of 2002. In addition, AIXTRON is subject to the provisions of the U.S. Foreign Corrupt Practices Act relating to the maintenance of books and records and anti-bribery.

        EU regulation requires that AIXTRON prepare its consolidated financial statements in accordance with International Financial Reporting Standards IFRS.

C.    Organizational Structure

        The following table lists AIXTRON's significant subsidiaries:

Significant Subsidiaries of AIXTRON AG (direct and indirect) as of December 31, 2007

Name	Jurisdiction of Incorporation	Ownership Interest
AIXTRON Ltd.*	England and Wales	100%
Epigress AB	Sweden	100%
AIXTRON Korea Co. Ltd.	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.**	California, USA	100%

*
Former Thomas Swan Scientific Equipment Ltd.

**
Former Genus, Inc.

D.    Property, Plant and Equipment

        As of December 31, 2007, AIXTRON's owned facilities used as headquarters and for manufacturing, research and development, sales and service and engineering. The approximate size and the uses of such facilities were:

Owned Facility Location	Use	Mortgaged	Approximate Size (sq. m.)
Aachen, Germany	Headquarters, Manufacturing, Sales, Research and Development	No	7,260
Herzogenrath, Germany	Manufacturing, Sales and Service, Engineering	No	12,457

        AIXTRON additionally leases certain office and plant facilities. Most of the lease commitments contain options to renew the leasing contracts. These leases typically run for a period between one to fifteen years. None of the leases include contingent rentals. The approximate size and the uses of such facilities were:

Leased Facility Location	Use	Approximate Size (sq. m.)	Lease Expires
Cambridge, UK (leased)	Manufacturing, Sales and Service, Engineering	2,180	September 13, 2014
Lund, Sweden (leased)	Engineering, Service	449	December 31, 2008
Sunnyvale, CA, USA (leased)	Manufacturing, Sales and Service, Engineering, Research and Development	9,300	December 31, 2012
Seoul, South Korea (leased)	Sales and Service	1,032	August 31, 2010
Shanghai, China (leased)	Representative Office	282	July 9, 2008
Hsinchu, Taiwan (leased)	Sales and Service	1,000	December 31, 2008
Tokyo, Japan (leased)	Sales and Service	311	March 31, 2008

        AIXTRON believes that its current facilities are in good condition and are adequate to meet the requirements of its present and foreseeable future operations.

Environmental Issues

        The research and development activities, as well as the manufacturing and demonstration of AIXTRON's products conducted in some of its facilities, involve the use of potentially harmful chemical and other hazardous or potentially hazardous materials and radioactive compounds. Failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of production.

Item 4A:    Unresolved Staff Comments

        None.

Item 5:    Operating and Financial Review and Prospects

        You should read the following operating and financial review of AIXTRON's results of operations and financial condition together with AIXTRON's Consolidated Financial Statements prepared in accordance with IFRS included elsewhere in this report.

        The following discussions include "forward-looking statements" that involve risks and uncertainties that are discussed more fully in "Risk Factors" and "Forward-looking statements notice" included in this annual report. Actual results could differ materially from future results expressed or implied by the forward-looking statements.

A.    Operating Results

Preparation of consolidated financial statements under IFRS

        Until 2004, AIXTRON prepared its Consolidated Financial Statements under generally accepted accounting principles in the U.S. ("U.S. GAAP"). Beginning with fiscal year 2005, AIXTRON has prepared its Consolidated Financial Statements in accordance with IFRS as issued by the IASB. In December 2007, the U.S. Securities and Exchange Commission (the "SEC") adopted final rules eliminating the requirement that 'Foreign Private Issuers' such as AIXTRON file U.S. GAAP-based financial statements (or a reconciliation thereto) and accepting reporting based solely on IFRS for fiscal years ending after November 15, 2007. Consequently, beginning with fiscal year 2007, AIXTRON will simplify its reporting by moving to IFRS as its sole reporting standard and will discontinue reporting a reconciliation to U.S. GAAP.

Critical accounting policies and key sources of estimation and uncertainty

        The preparation of AIXTRON's Consolidated Financial Statements in accordance with IFRS requires the Company to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the Company's Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that AIXTRON believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

        Revenue is generated from the sale and installation of equipment, spare parts and maintenance services. The sale of equipment involves a customer acceptance test at AIXTRON's production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated to include some of these terms.

        Revenues from the sale of products that have been demonstrated to meet product specification requirements are recognized upon shipment to the customer, if a full customer acceptance test has been successfully completed at the AIXTRON production facility and the risk has passed to the customer.

        Revenue relating to the installation of the equipment at the customer's site is recognized when the installation is completed and the final customer acceptance has been confirmed. The portion of the contract revenue deferred until completion of the installation services is determined based on either the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

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

        In estimating the discounted future cash flows, management makes significant assumptions. These include determining the appropriate discount rate, projected sales growth, projected research and development costs and projected capital expenditures. In making these assumptions, AIXTRON considers current and anticipated market conditions and technological changes. It is possible, however, that future market conditions and technological changes may differ from AIXTRON's estimations and this may require impairment of goodwill in future periods.

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

        Allowance for slow moving, excess and obsolete, and otherwise unsaleable inventory is recorded based primarily on either the Company's estimated forecast of product demand and production requirement for the next twelve months or historical trailing twelve month usage. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories based on previous experience.

        In future periods, write-downs of inventory may be necessary due to (1) reduced demand in the markets in which the Company operates, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for the Company's products. These factors could result in adjustment to the valuation of inventory in future periods, and significantly impact the Company's future operating results.

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

Recently Issued Accounting Standards

        During 2007, the company adopted IFRS 7 Financial Instruments: Disclosures which is effective for annual reporting periods beginning on or after January 1, 2007, and the related amendment to IAS 1: Presentation of Financial Statements. The impact of the adoption of IFRS 7 and the amendment to IFRS 1 has been to expand the disclosures provided in these statements concerning the company's financial instruments and management of capital. Four interpretations issued by the International Financial Reporting Interpretation Committee ("IFRIC") are effective for the current period.

        These are: IFRIC 7 Applying the Restatement Approach under IAS29, Financial Reporting in Hyperinflationary Economies; IFRIC 8 Scope of IFRS 2; IFRIC 9 Reassessment of Embedded Derivatives; and IFRIC 10 Interim Financial Reporting and Impairment. The adoption of these interpretations has not led to any changes in the Company's accounting policies.

        The following list shows IFRS Standards and Amendments to IFRS not compulsory and not applicable for reporting periods ended on December 31, 2007. These standards were not applied earlier than required. AIXTRON is currently analyzing the impact of the new standards on its consolidated financial statements. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial statements.

IFRS 8	Operating Segments
Issued: November 2006
IFRIC 11	IFRS 2—Group and Treasury Share Transactions
Issued: November 2006
IFRIC 12	Service Concession Arrangements
Issued: November 2006
IFRIC 13	Customer Loyalty Programs
Issued: October 2007
IFRIC 14	IAS 19: The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
Issued: October 2007
Amendment to IAS 23	Borrowing Costs Issued: March 2007

Management's Discussion and Analysis of Results of Operations

Overview

        AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

        AIXTRON's product range includes customized production and research scale chemical vapor deposition systems for the precise deposition of compound and silicon semiconductor material. The supply of gas phase deposition equipment is the Company's only reporting segment. Equipment sales and installation, including upgrades, generated 87% (2006: 83%; 2005: 81%) of the Company's revenues in 2007. The remaining revenues were generated by the sale of spare parts and by providing maintenance services.

        AIXTRON's principal manufacturing facilities locations are in Germany, the U.S. and the U.K. The Company sells its products and services principally through its direct sales organization using facilities in eight counties, as well as through independent sales and service representatives.

        Demand for AIXTRON's products is driven by the sustained miniaturization, increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectonic components. The ability of AIXTRON's products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication of advanced microelectronic and optoelectonic devices.

Significant Factors Affecting Results

        While world real gross domestic product grew by an estimated 4.5 percent and semiconductor industry revenues rose by an estimated 6.1 percent, spending on Wafer Front End (WFE) equipment, where AIXTRON is competing, increased year over year by an estimated 5.8 percent in 2007*.

*
Sources: VLSI; Global Insight; Gartner Dataquest; SIA; SEMI; Companies Announcements.

Compound Semiconductor Applications

        In 2007, AIXTRON experienced a 52% increase in demand for its compound deposition equipment. More than 70% of these orders consisted of the latest Integrated Concept common platform high capacity systems, reflecting the positive end market demand. The increase in equipment market confidence was driven largely by rising demand for LED end market applications, including emerging LED backlighting products for liquid crystal display ("LCD") and commercial display products. In addition to these applications, a number of other LED end market applications e.g. for mobile devices, automotive, lighting, consumer electronics laser products (Blu-Ray, HD DVD) and other applications fuelled additional equipment demand. AIXTRON has also continued to experience low levels of demand for MOCVD systems from customers serving the Datacom/Telecom market, and the Company does not expect noticeable revenue growth in this area in the short term.

Silicon Semiconductor Applications

        Order intake for AIXTRON silicon deposition equipment decreased by 5%. Despite an increasingly difficult market environment, silicon market customer demand remained relatively stable within the reporting period and AIXTRON continued to receive purchase orders and generate revenues from silicon semiconductor mass production CVD system orders for the production of NAND flash memory and Dynamic Random Access Memory ("DRAM") devices throughout 2007. However the Company expects that business development will become more volatile in 2008, reflecting the increasingly difficult and competitive memory end market. AIXTRON's next generation silicon semiconductor production equipment, employing ALD and AVD® technology, are still under development and customer evaluation and have yet to be production-qualified for the mass production of next-generation integrated circuit ("IC") and memory devices. This has resulted in low levels of demand for AIXTRON's ALD and AVD® production technologies during this reporting period which are not expected to significantly increase in the immediate future.

Business Development

        In the positive market environment the company experienced in 2007, particularly for Compound system demand, AIXTRON achieved a 25 percent year over year increase in total revenues, resulting in total revenues of € 214.8 million in 2007. This is the second successive year of improving revenue performance; In 2006 AIXTRON achieved a 23 percent year on year increase in revenues, resulting in total revenues of € 171.7 million (2005: € 139.4 million).

        Due to increased revenues combined with relatively lower operating costs, the Company achieved a 293 percent increase year over year in net income for a total of € 17.3 million in 2007, as compared to a net income of € 5.9 million in 2006 (2005: net loss of € 53.5 million). This is the second successive year of improving net income.

        The value of total equipment orders received in 2007 again rose substantially, by 39 percent to € 247.7 million, compared to 2006, reflecting a significant rise in demand for compound semiconductor equipment, especially from the LED end application markets. In 2006, equipment order intake rose 57 percent to € 178.0 million (2005: € 113.6 million).

        Order intake for compound semiconductor equipment rose yearoveryear by 52 percent to € 208.6 million in 2007. As a result, the proportion of orders received for compound semiconductor equipment in relation to total equipment orders received in 2007 rose to 84 percent, from 77 percent in the comparable prior-year period. The value of orders received for silicon semiconductor equipment in 2007 remained relatively stable, declining by 5 percent year over year, to € 39.1 million (2006: € 41.2 million). The proportion of silicon semiconductor equipment to total equipment orders declined to 16 percent (2006: 23 percent).

Results of Operations

Fiscal Year Ended December 31, 2007 Compared with Fiscal Year Ended December 31, 2006 and Fiscal Year Ended December 31, 2005

        Key financial information regarding the AIXTRON Group's results of operations is summarized in the following table:

	2007	2006	2005
	(million €)
Revenues	214.8	171.7	139.4
Gross profit	85.0	63.4	34.7
Gross margin, % revenues	40%	37%	25%
EBIT	20.6	5.7	(52.7)
EBIT, % revenues	10%	3%	(38%)
Net result	17.3	5.9	(53.5)
Net result, % revenues	8%	3%	(38%)
Net result per share—basic (€)	0.20	0.07	(0.65)
Net result per share—diluted (€)	0.19	0.07	(0.65)

Free cash flow	22.4	15.6	(15.2)

Equipment Order Intake	247.7	178.0	113.6
Equipment Order Backlog (End of Period)	132.0	85.1	48.6

        The results of operations of the AIXTRON Group include the results of operations of AIXTRON Inc. (formerly Genus, Inc.) and its subsidiaries, which have been consolidated into AIXTRON's results of operations since March 14, 2005.

Revenues

        AIXTRON recorded revenues in 2007 of € 214.8 million, an increase of € 43.1 million, or 25%, compared to € 171.7 million in 2006 (2005: € 140.0 million). The year over year revenue increase in 2007 was largely due to an increased demand for compound semiconductor deposition equipment driven largely by rising demand for LED end market applications. Regionally, total revenues increased in the United States by € 7.7 million or 54% to € 21.9 million, in Asia by € 38.9 million or 29% to € 174.1 million and declined in Europe by € 3.4 million, or 16 percent, to € 18.8 million.

        68%, of AIXTRON's total revenues in 2007 (2006: 56%; 2005: 58%) were generated from sales of compound semiconductor equipment. For silicon semiconductor deposition equipment, customer demand for mainly NAND-Flash and DRAM-production systems decreased slightly, considering the volatility experienced by the market, by € 4.4 million or 9% to € 41.7 million. Revenues related to the sales of silicon semiconductor equipment accounted for 19% of total revenues in 2007, a relative decrease from 27% in 2006 (2005: 23%) resulting mainly from the disproportionate compound semiconductor equipment revenue growth in 2007.

        Equipment sales generated 87% of revenues in 2007, compared to 83% in 2006 (2005: 81%). The remaining revenues were generated by sales of spare parts and service.

	2007		2006		2005
Revenues by Technology	(million €)%		(million €)%		(million €)%
Total Revenues	214.8	100%	171.7	100%	139.4	100%

Revenues from sale of silicon semiconductor equipment	41.7	19%	46.1	27%	32.7	23%
Revenues from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	145.2	68%	97.0	56%	80.7	58%
Other revenues (service, spare parts, etc.)	27.9	13%	28.6	17%	26.0	19%

        81% of the Company's revenues in 2007 were generated in Asia. Asia was also the company's biggest market in 2006 (79%) and 2005 (74%):

	2007		2006		2005		2006=>2007
Revenues by Region
	(mil. €)%		(mil. €)%		(mil. €)%		(mil. €)%
Asia	174.1	81%	135,2	79%	103,0	74%	38.9	29%
Europe	18.8	9%	22.3	13%	22.1	16%	(3.5)	(16%)
USA	21.9	10%	14.2	8%	14.3	10%	7.7	54%

Total	214.8	100%	171.7	100%	139.4	100%	43.1	25%

Gross Profit

        The Company's gross profit increased by € 21.6 million to € 85.0 million in 2007, an increase of 34% compared to 2006 (gross profit 2006 and 2005: € 63.4 million and € 34.7 million respectively). The Company's gross margin improved from 37% in 2006 to 40% in 2007 (2005: 25%). The further increase in the Company's gross margin in 2007 as compared to 2006 and 2005 was driven by a decrease in the cost of sales relative to revenue by 12 percentage points which in turn was largely due to sales of higher margin products and increased volumes, partially offset by a negative currency exchange effect.

Selling, General and Administrative Expenses

        Selling, general and administrative (SG&A) expenses totaled € 43.4 million in 2007, a 7% increase compared to € 40.7 million in 2006 (2005: € 45.8 million).

        Selling expenses in 2007 amounted to € 27.2million, an increase of 16% compared to € 23.4 million in 2006 (2005: € 27.8 million). This increase was due to higher variable selling expenses such as sales commissions and higher warranty expenses, both driven by higher revenue levels. Selling costs relative to revenues decreased from 14% in 2006 to 13% in 2007 (2005: 20%)

        Administrative expenses in 2007 totaled € 16.2 million (2006: € 17.3 million; 2005: € 18.0 million). Administrative expenses decreased by 6% in 2007 in comparison to 2006 mainly due to reduced legal consultancy and auditing fees. Administrative costs relative to revenues decreased from 10% in 2006 to 8% in 2007 (2005: 13%)

Research and Development costs

        Research and Development (R&D) costs totaled € 26.5 million in 2007, an increase of € 2.6 million, or 11%, compared to € 23.9 million in 2006 (2005: € 30.5 million). The increase in R&D expense in 2007 compared to 2006 was largely due to increased development activities and the consequent 15% increase in headcount of temporary and permanent staff, increased material costs and depreciation charges year over year. However, the ratio of R&D costs to revenues decreased in 2007 to 12%, compared to 14% in 2006 (2005: 22%).

Personnel Costs

        Global employees numbered 610 at year end 2007, an increased headcount by 44 employees compared to year end 2006 (566 employees). Personnel expenses amounted to € 45.0 million in 2007, an increase of 7 percentage points in comparison to € 42.0 million in 2006 (2005: € 41.1 million). The increase in 2007, as compared to 2006, primarily reflected additional headcount in R&D and engineering, required to support a higher volume system output, an increased number of R&D projects and a higher performance related compensation element.

        Personnel costs are allocated to the cost line items of the income statement as follows:

Personnel Costs	2007	2006	2005	2006=>2007
	(million €)
Cost of Sales	12.2	12.2	8.5	0%
Selling, General and Administrative expenses	17.8	16.5	18.6	8%
Research and Development costs	15.0	13.3	14.0	13%

Total	45.0	42.0	41.1	7%

Other operating income/expenses

        Other operating income in 2007 was € 6.6 million, in comparison to € 8.5 million in 2006 and € 5.6 million in 2005. Other operating income included the receipt of external research and development funding totaling € 2.7 million in 2007, (€ 4.5 million in 2006 and € 2.9 million in 2005). Other operating expenses of € 1.1 million in 2007 (compared to € 1.6 million in 2006 and € 2.9 million in 2005). The 2007 other operating expenses mainly resulted from foreign currency exchange losses.

Impairment of Goodwill

        No charges for the impairment of goodwill were incurred in 2007 or 2006. In connection with testing goodwill for impairment at December 31, 2005, AIXTRON concluded that goodwill for its subsidiary AIXTRON Inc. was impaired in light of reduced market expectations and the Company recorded a charge of € 13.8 million in 2005.

	2007	2006	2005	2006=>2007
Interest & Taxes
	mil. €	mil. €	mil. €	mil. €	%
Net Interest Income/Expense	1.8	0.9	0.5	0.9	100%

Interest Income	2.0	1.0	0.7	1.0
Interest Expenses	(0.2)	(0.1)	(0.2)	0.1

Tax Expenses	(5.2)	(0.8)	(1.3)	(4.4)	n.m.

Net Interest Income

        Net interest income increased to € 1.8 million in 2007 due to an increase in the amount and rate of interest received from bank balances, in comparison to a net interest income of € 0.9 million in 2006 (2005: 0.5 million).

Income Taxes

        Following a positive result before taxes amounting to € 22.4 million in 2007, AIXTRON recorded a tax expense in 2007 of € 5.2 million or 23% of the net profit before tax (2006: € 0.8 million or 12%; 2005: € 1.3 million or 3% of the net loss before tax). The rate was reduced due to the recognition of tax loss carry forwards from previous years. As of December 31, 2007, AIXTRON had further deferred tax assets arising mainly from tax loss carry forwards, totaling € 4.8 million (December 31, 2006 and 2005: € 4.5 million and € 5.5 million, respectively). € 39.1 million of tax loss carry forwards were not recognized as deferred tax assets (2006: € 57.3 million).

B.    Liquidity and Capital Resources

Cash Flows

        Compared to December 31, 2006, cash and cash equivalents increased by € 25.1 million, or 54%, to € 71.9 million as of December 31, 2007. The increase in cash and cash equivalents was largely due to an increased net profit and a significant increase of € 20.4 million in advance payments received from customers in 2007. This positive development was achieved, despite a considerable increase in the value of inventories as of December 31, 2007.

        In 2006, due mainly to cash inflows from operating activities totaling € 20.8 million (2005: Cash outflow € 12.2 million), AIXTRON's cash and cash equivalents increased as of December 31, 2006 by € 15.4 million year over year, or 49%, to € 46.8 million (2005: € 31.4 million).

        There are currently no material restrictions on the Company's use of cash resources.

Investing Activities

        In 2007, net cash used in investing activities totaled € 9.7 million, including capital expenditures in property, plant, and equipment, the acquisition of Nanoinstruments Ltd., and expenditures of € 1.7 million, mainly for SAP-Licenses. In 2006, AIXTRON recorded cash outflows from investing activities of € 5.1 million (2005: € 3.0 million).

Financing Activities

        The Company had no recorded bank borrowings as of December 31, 2007, as of December 31, 2006 or as of December 31, 2005. Due to an increase in total assets, the equity-to-total-assets-ratio declined to 67% as of December 31, 2007, from 70% as of December 31, 2006 (2005: 77%).

        As of December 31, 2007, AIXTRON had received advance customer payment guarantees from four banks (Deutsche Bank AG, Dresdner Bank AG, Lloyds TSB Group plc. and Sparkasse Aachen) totaling € 25.8 million (December 31, 2006: € 17.1 million; December 31, 2005: € 11.9 million). The credit facilities for payment guarantees with the above mentioned banks amount to € 28 million.

        In connection with the acquisition of Genus, Inc. AIXTRON shares were deposited into a trust during 2005 to service the AIXTRON Inc. employee stock options program and to cover warrants issued by AIXTRON Inc. As of December 31, 2007, these AIXTRON shares amounted to 1.3 million. AIXTRON treats these specific shares as its own shares. Because AIXTRON's own shares are deducted from its subscribed capital, AIXTRON records shareholders' equity net of its own shares.

        There are no liabilities from convertible bonds at 31.12.2007 (2006: € 3 thousand). During 2007, 2006 and 2005 no bonds were converted into common stock, the remaining outstanding convertible bonds expired in November 2007.

        Where necessary, AIXTRON AG provides loans and other financial security to its subsidiaries to enable operations to continue efficiently. The Company has granted no security interest in its own land and buildings.

        In order to support the development of future equipment technology, the Company continuously explores and assesses additional funding opportunities available in the market. Additional funding needs, may also be met by the issuance of equity capital as authorized by the shareholders.

Assessment of Liquidity and Capital Resources

        The Company's liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that the liquidity provided by existing cash resources and financing arrangements, as well as the ability to raise equity capital, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. Should the favorable market and economic environment currently experienced by AIXTRON change to a period of continued weakness, lower customer demand for the Company's products and services and continued fixed costs could result in cash generated by operations to be lower than forecasted and insufficient to fund working capital. In such a situation, the Company might need to pursue accessing short-term credit facilities or additional equity financing offerings. See "Item 3. Key Information—D. Risk Factors" for more information about the risks facing the Company.

C.    Research and Development, Patents and Licenses, etc.

        As a high-technology company, AIXTRON maintains a strong research and revelopment infrastructure, with significant resources devoted to R&D projects. AIXTRON's R&D activities are critical for the Company's long-term strategy to maintain its position as one of the world's leading provider of gas-phase deposition equipment for the manufacture of complex device structures for the semiconductor industry.

        AIXTRON's R&D organization works closely with its own global sales and service organization to develop systems, tailored to customers' individual needs.

        AIXTRON maintains its own R&D laboratories in Aachen and Herzogenrath in Germany and in Sunnyvale, California. These in-house laboratories are equipped with AIXTRON systems for researching new equipment and processes, as well as for producing reference samples of semiconductor materials. As part of the R&D efforts employed, AIXTRON regularly collaborates with many well-known universities and research centers worldwide and participates in numerous government and European Union-funded development projects.

Key R&D Information	2007	2006	2005
R&D expenses (million €)	26.5	23.9	30.5
R&D expenses, % of sales	12%	14%	22%

R&D employees (period average)	210	181	188
R&D employees, % of total headcount (period average)	36%	32%	37%

        The absolute increase in R&D expense in 2007 compared to 2006 was largely due to increased development activities and the consequent increase in headcount of temporary and permanent staff, higher cost for testing and consumable materials and increased amortization charges year on year.

Next Generation Non-Volatile Memory Development

        AIXTRON continues to participate in the European Commission-funded CHEMAPH (Chemical Vapor Deposition of Chalcogenide Materials for Phase-change Memories- EU IST Project) project. The scope of the project is aimed at the development of chalcogenide-based phase change materials. The consortium carrying out this study consists of three academic and three industrial partners from five European countries, namely CNR (National Lab MDM-INFM), Italy; ST Microelectronics, Italy; SAFC Hitech, United Kingdom; Consejo Superior de Investigaciones Cientificas (CSIC), Spain; Vilnius University, Lithuania; and AIXTRON AG, Germany. Phase-change memories (PCM) are some of the most promising candidates for the next-generation of improved non-volatile memory structures, beyond flash memory. The project aims at demonstrating the feasibility of a film manufacturing process based on metal-organic chemical vapor deposition (MOCVD). This technique is known to enable the production of thin films with superior quality compared to those obtained by the currently most used methodology, known as sputtering, a physical vapor deposition (PVD) technique. AIXTRON's participation in this project is expected to result in the more rapid development and refinement of the range of its MOCVD systems for chalcogenide phase change materials.

Organic Light Emitting Diodes (OLED) for lighting applications

        As part of a German Ministry of Science and Technology (BMBF) program (OLED 2015), the ministry has committed € 100 million, over a 5 year period as support for the development of organic light emitting diodes (OLED) for lighting applications. The 33 partners within the OLED initiative, including AIXTRON AG, are expected to collectively contribute the equivalent of € 500 million to achieve the technical targets related to the development of OLEDs for lighting applications. The primary stated scope of the initiative is the creation and introduction of new OLED lighting technology into the market. As part of the OLED 2015 funded initiative, AIXTRON participates in a specific R&D projectOrganic Phosphorescent lights for Applications in the lighting market 2008 ("OPAL 2008"), with the Company's Organic Vapor Phase Deposition (OVPD®) technology platform in a consortium together with OSRAM Opto Semiconductors GmbH, Philips GmbH, BASF Future Business GmbH and Applied Materials, Inc. (formerly Applied Films). The final goal of OPAL 2008 is the development of an OLED production technology capable of manufacturing a high performance white OLED device at a target cost of a few Euro cents per cm2. To reach this target, the individual research activities of all partners within this group will be coordinated to maximize the feasible development synergy effects. The specialized organic materials required will be developed by BASF Future Business GmbH. The device architecture for the lighting modules and the adapted OLED processing technology will be developed by OSRAM Opto Semiconductors GmbH and Philips GmbH. AIXTRON's contribution to the project will be to improve the production capabilities of the OVPD® process by designing appropriate equipment for such OLED devices. The research will be carried out in Aachen, Germany at the Philips production site in Aachen Rothe Erde where a prototype OVPD® system is already installed and running. Additional scientific support is provided by RWTH Aachen University.

White LEDs on silicon as an inexpensive substrate for lighting applications

        AIXTRON participates in a UK Department of Business technology program, which aims at developing low-cost LEDs for solid-state lighting based on GaN structures deposited on large area Silicon substrates using AIXTRON's MOCVD technology.

Next generation CMOS circuits with III-V based Transistors

        AIXTRON participates in a research project together with academic and industrial partners, namely IBM Research (Switzerland), ST Microelectronics (France), NXP Semiconductors (Belgium), National Center of Scientific Research (Greece), Interuniversitair Micro-Electronica Centrum ("IMEC") (Belgium), Commissariat a l'Energie Atomique ("LETI") (France), University of Glasgow (United Kingdom) and Katholieke Universiteit Leuven (Belgium) aimed at developing a dual-channel CMOS technology comprising high channel mobility Germanium (Ge) pMOS and III-V compound semiconductor based nMOS transistors co-integrated on the same complex engineered silicon substrate. This approach potentially delivers a high performance boost effect as an option for the 22nm technology node for the nano-electronics industry.

D.    Trend Information

        For information about trends, see "Item 5. Operating and Financial Review and Prospects—Overview," "—Significant Factors," "—Operating Results," and "—Liquidity and Capital resources."

Future Strategic Positioning

        The development of deposition technology for highly complex materials is expected to remain the Company's core competency and competitive advantage, upon which AIXTRON plans to further expand its established product portfolio into existing and future markets.

Systems for Compound Semiconductor Manufacturing

        AIXTRON expects to maintain or expand its global market leadership and strong competitive positioning in the market for MOCVD systems over the coming years, and aims to continue to maintain an estimated market share of at least 60%. Market research company VLSI Research, Inc. has estimated this market to be valued at U.S.$290 million by the end of 2008 (2007 estimate: U.S.$220 million). However, the relatively small market size and the high market concentration on two internationally operating MOCVD system providers may be detrimental to further expansion objectives of AIXTRON's market leadership.

Systems for Silicon Semiconductor Manufacturing

        AIXTRON expects that the principal AIXTRON equipment market driver for silicon semiconductor applications will be memory applications such as NAND Flash and DRAM, and that an emerging demand for new complex material solutions, such as high-k dielectrics, could potentially extend the Company's available market as the silicon industry moves to replace the incumbent materials currently used in silicon semiconductor applications. The Company believes it is well positioned to serve the silicon semiconductor industry in a number of niche market applications with customized CVD, ALD, and AVD® technology deposition systems for the production of specialized applications such as gate stacks, memory capacitors, and MEMS, amongst others. VLSI Research Inc. has estimated the silicon systems market niches AIXTRON addresses (tungsten silicide CVD, ALD and AVD® systems for the production of specialized applications such as gate stacks and capacitors) to be valued at U.S.$277 million by the end of 2008 (2007 estimate: U.S.$231 million).

Systems for Organic Semiconductor Manufacturing

        AIXTRON plans to drive forward with its strategy to introduce its OVPD® and PVPD technologies to a broader OLED display and lighting market. AIXTRON expects to achieve a share of at least 3% in the small molecule (SM) OLEDs deposition equipment market, estimated by Display Search to be valued at U.S.$240 million by the end of 2008 (2007 estimate: U.S.$226 million). As with all emerging technologies, there is an element of risk associated with the timing of AIXTRON's OVPD® and PVPD technology being adopted by the market.

E.    Off-Balance Sheet Arrangements

        As of December 31, 2007, the Company had entered into purchase commitments with suppliers in the amount of € 49.2 million (December 31, 2006: € 23.4 million; December 31, 2005: € 10.7 million) for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2007 were € 2.8 million (December 31, 2006: € 44 thousand; December 31, 2005: € 0 thousand).

Contingencies

        The Company is involved in various legal proceedings, none of which management believes are material. The Company grants some customers advance payment guarantees, which are for a limited period of time. Management does not expect that such matters will have a material effect on the Company's net assets, results of operations and financial position.

        See also "Item 5. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations".

F.     Tabular Disclosure of Contractual Obligations

        In the ordinary course of business, AIXTRON's primary contractual obligations regarding cash involve purchase commitments, operating lease commitments and capital expenditures.

        The following table summarizes contractual obligations for future cash outflows as of December 31, 2007:

	Payments due by period (€ million)
(as of December 31, 2007)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(€ millions)
Long-Term Debt Obligations	0.00	0.00	0.00	0.00	0.00
Finance lease commitments	0.00	0.00	0.00	0.00	0.00
Operating lease commitments	8.82	1.64	5.21	1.48	0.49
Purchase commitments	49.22	48.05	1.17	0.00	0.00

Total contractual obligations	58.04	49.69	6.38	1.48	0.49

        At December 31, 2007, the Company's commitments for capital expenditures were € 2.84 million (2006: € 44,000).

        No obligations for funding of pension plans existed at December 31, 2007.

        The Company outsources a substantial portion of the manufacturing of its operations to third party suppliers. As the Company's products are technologically complex, the lead times for purchases from its suppliers can vary up to six months. Principally, but not exclusively, contractual commitments are made for specific customer orders or forecast orders. In some circumstances, where contractual commitments to suppliers for multiple modules or systems reduce the Company's purchase prices per module or system, purchase commitments may be made against anticipated demand. For the majority of purchase commitments, the Company has flexible delivery schedules depending on the market conditions, which allow the Company, to a certain extent, to delay delivery beyond originally planned delivery schedule estimates, if necessary.

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

Item 6:    Directors, Senior Management and Employees

A.    Directors and Senior Management

        In compliance with German law—the German Stock Corporation Act (Aktiengesetz)—governing a stock corporation such as the Company, AIXTRON has a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand). The two boards are separated and no individual may simultaneously be a member of both boards. The Executive Board is responsible for managing the Company's business in accordance with applicable laws, AIXTRON's Articles of Association and the Bylaws of the Executive Board, and as such it represents the Company in its dealings with third parties. The Supervisory Board appoints and removes the members of the Executive Board. The Supervisory Board is responsible for overseeing AIXTRON's management policy, practice and decisions taken, but is not permitted by law to participate in such decisions.

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

Supervisory Board

        The principal function of AIXTRON's Supervisory Board is to supervise the activities and actions of the Executive Board without being involved in the conduct of day-to-day transactions. The Supervisory Board has comprehensive monitoring functions and is also responsible for appointing and removing the members of the Executive Board. Although the Supervisory Board may not make management decisions, certain types of transactions require its prior consent. The rules of procedure of the Executive Board, which were approved by the Supervisory Board, provide that some affairs, operations and major transactions, such as large capital expenditure items, require the prior consent of the Supervisory Board. Additionally, the Executive Board is required to regularly report to the Supervisory Board on current business operations and future business planning. The Chairman of the Supervisory Board and the respective chairman of the Supervisory Board committees participate in numerous conference calls and personal meetings with the Executive Board to keep abreast of the Company's business and its commercial activities.

        All of the Company's present Supervisory Board members were elected by its shareholders. The shareholders may remove any member of the Supervisory Board they have elected in a general meeting by a simple majority of the votes cast by the shareholders in a general meeting.

        The members of the Supervisory Board are each elected for a term expiring at the end of the annual general shareholders' meeting after the fourth fiscal year following the year in which the Supervisory Board was elected. Supervisory Board members may be re-elected and are not subject to a compulsory retirement age. The Company's Articles of Association establish the compensation of the Supervisory Board members. For further details, see "—Compensation."

        The Supervisory Board met four times during 2007: on March 13, on May 21, on September 21, and on November 16.

        AIXTRON's Supervisory Board consists of the following individuals:

  •
  Dipl.-Kfm. Kim Schindelhauer (Chairman): Mr. Schindelhauer is a businessman. He joined AIXTRON in 1992. From 1997 to 2002, Mr. Schindelhauer was the Joint Chief Executive Officer of AIXTRON, and a member of its Executive Board. From 2002 to the present, Mr. Schindelhauer has been the Chairman of AIXTRON's Supervisory Board.

  •
  Dr. Holger Jürgensen (Deputy Chairman): Dr. Jürgensen is a physicist and was one of AIXTRON's founders. From 1997 to 2002, Dr. Jürgensen was the President and Joint Chief Executive Officer of AIXTRON, and a member of its Executive Board. From 2002 to the present, Dr. Jürgensen has been the Deputy Chairman of AIXTRON's Supervisory Board.

  •
  Prof. Dr. Wolfgang Blättchen (Chairman of the Audit Committee): Prof. Dr. Blättchen is a business consultant. Since 1998, Prof. Dr. Blättchen has been a member of AIXTRON's Supervisory Board. He is a member of the Board of Management of Blättchen & Partner AG, Leonberg/Munich, Germany. Prof. Dr. Blättchen is also chairman of the Supervisory Board of Marc O'Polo AG, Stephanskirchen, Germany; a member of the Supervisory Board of APCOA Parking AG, Stuttgart, Germany; deputy chairman of the Supervisory Board of HAUBROK AG, Düsseldorf, Germany; and a member of the Supervisory Board of Datagroup IT Services Holding AG, Pliezhausen, Germany. Prof. Dr. Blättchen has been a member of the Supervisory Board of Gardena AG, Ulm, Germany through February 2007.

  •
  Karl-Hermann Kuklies:  Mr. Kuklies is a businessman. Since 1997, Mr. Kuklies has been a member of AIXTRON's Supervisory Board.

  •
  Prof. Dr. Rüdiger von Rosen:  Prof. Dr. von Rosen is a businessman. Since 2002, Prof. Dr. von Rosen has been a member of AIXTRON's Supervisory Board. He is managing director of

    Deutsches Aktieninstitut e.V. and a member of the Supervisory Board of PriceWaterhouseCoopers AG, Frankfurt/Main, Germany.

  •
  Dipl.-Kfm. Joachim Simmroß:  Mr. Simmroß is a businessman. Since 1997, Mr. Simmroß has been a member of AIXTRON's Supervisory Board. Mr. Simmroß is also chairman of the Supervisory Board of technotrans AG, Sassenberg, Germany; a member of the Supervisory Board of WeHaCo Unternehmensbeteiligungs-Aktiengesellschaft, Hanover, Germany; a member of the Supervisory Board of Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main, Germany; a member of the advisory committee of BAG-Biologische Analysensystem GmbH, Lich, Germany; a member of the advisory committee of Astyx GmbH (formerly MTS Mikrowellen Technologie und Sensoren GmbH), Ottobrunn, Germany; has been a member of the advisory board of KAPPA opto-electronics GmbH, Gleichen, Germany through April 2007; has been a member of the Supervisory Board of GBK Beteiligungen AG, Hamburg Germany through June 2007; and a member of the advisory board of Hannover Finanz Beteiligungen und Kapitalanlagen GmbH, Hanover, Germany.

        No member of AIXTRON's Supervisory Board serves as a director of an SEC-reporting company in the United States.

        The Supervisory Board's business address is Kackertstrasse 15-17, D-52072 Aachen, Germany.

Executive Board

        The Supervisory Board appoints and removes the members of the Executive Board, who may serve for a maximum term of five years before being reappointed. The Executive Board is responsible for managing AIXTRON's day-to-day business according to the German Stock Corporation Act, AIXTRON's Articles of Association and the rules of procedure for the conduct of the affairs of the Executive Board, which are approved by the Supervisory Board. The rules of procedure of the Executive Board describe the allocation of responsibilities of the Executive Board members and provide a list of important issues and matters that require the Supervisory Board's prior consent, such as borrowing or lending of material amounts, participating in joint ventures, making investments in other enterprises and establishing subsidiaries.

        The Executive Board must respect the rights of shareholders to be treated on an equal basis and receive equal information. The Executive Board must also ensure the establishment of appropriate risk management mechanisms and the use of internal monitoring systems.

        As of December 31, 2007 AIXTRON's Executive Board consisted of the following individuals:

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

  •
  Wolfgang Breme (Member of the Executive Board, Executive Vice President and Chief Financial Officer): Mr. Breme has been Chief Financial Officer and Executive Vice President and a member of the Executive Board of AIXTRON since April 1, 2005. His present term will expire on March 31, 2013. Mr. Breme was born on May 15, 1960.

        Dr. William W.R. Elder, member of the AIXTRON Executive Board since July 1, 2005, resigned from his position effective as of November 30, 2007. Dr. Elder was the only member of AIXTRON's Executive Board that served as a director of an SEC-reporting company in the United States.

        The Executive Board's business address is Kackertstrasse 15-17, D-52072 Aachen, Germany.

B.    Compensation

        In a resolution passed during the annual general meeting on May 18, 2005 and following the respective amendment of the Company's bylaws, AIXTRON modified the Supervisory Board's compensation, in accordance with the German Corporate Governance Code.

        Individual members of the Supervisory Board receive € 18,000 per year. The Chairman receives € 54,000 per year, and the Deputy Chairman receives € 27,000 per year. Supervisory Board members receive in the aggregate a variable compensation of 1% of the Company's retained earnings, less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman receives 6/17, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17 of the variable compensation. The Company limits variable compensation to four times the fixed compensation per Supervisory Board member. In addition, Supervisory Board members receive an attendance fee of € 1,500 for attending committee meetings, with the Chairman receiving twice that amount. The total annual attendance fee per Supervisory Board member is limited to one and a half times that person's fixed compensation.

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

        The variable remuneration is paid from an "accrued internal bonus", defined as 10% of the modified consolidated net income for the year concerned and limited to no more than € 6.5 million in total. In 2007, € 1,207,478 (2006: € 411,000) is payable. The modified consolidated net income for the year is obtained from the Company's audited Consolidated Financial Statements prepared in accordance with IFRS, less a consolidated loss carryforward figure and those amounts that are to be allocated to earnings reserves in the Annual Financial Statements of AIXTRON AG by law or in accordance with the Articles of Association. The consolidated loss carryforwards are obtained from consolidated net losses from previous years, less consolidated net income from subsequent fiscal years. Loss carryforwards from fiscal years before January 1, 2006 are not taken into account.

        AIXTRON and its affiliates paid € 2.64 million aggregate cash compensation during the 2007 fiscal year (2006: € 1.67 million) to three members (four members through November 2007) of the Executive Board for services in all capacities and € 0.27 million to six members of the Supervisory Board (2006: € 0.18 million). The tables below set forth these amounts by individual members of the Executive and Supervisory boards, respectively.

Executive Board Remuneration	Year	Fixed*	Variable	Total Cash Remuneration	Options granted	Option value on allocation	Total Executive Board Remuneration
		(EUR)	(EUR)	(EUR)	(Number)	(EUR)	(EUR)
Executive Board Member
Paul Hyland	2007	359,166	517,490	876,656	52,000	225,680	1,102,336
	2006	360,495	176,000	536,495	55,000	84,150	620,645
Wolfgang Breme	2007	295,789	258,745	554,534	52,000	225,680	780,214
	2006	272,459	88,000	360,459	55,000	84,150	444,609
Dr. Bernd Schulte	2007	310,926	258,745	569,671	52,000	225,680	795,351
	2006	310,926	88,000	398,926	55,000	84,150	483,076
Dr. William W.R. Elder	2007	468,140	172,497	640,637	0	0	640,637
	2006	311,035	59,000	370,035	55,000	84,150	454,185
Total	2007	1,434,021	1,207,478	2,641,498	156,000	677,040	3,318,538
	2006	1,254,915	411,000	1,665,915	220,000	336,600	2,002,515

*
Includes benefits in kind and allowance for pension provisions.

Supervisory Board Compensation	Year	Fixed	Variable	Attendance Fee	Total
		(EUR)	(EUR)	(EUR)	(EUR)
Supervisory Board Member
Kim Schindelhauer* (Chairman of the Supervisory Board)	2007 2006	54,000 54,000	30,618 0	6,000 6,000	90,618 60,000
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	2007 2006	27,000 27,000	15,309 0	6,000 6,000	48,309 33,000
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	2007 2006	18,000 18,000	10,206 0	12,000 12,000	40,206 30,000
Karl-Hermann Kuklies	2007	18,000	10,206	0	28,206
	2006	18,000	0	0	18,000
Prof. Dr. Rüdiger von Rosen	2007	18,000	10,206	0	28,206
	2006	18,000	0	0	18,000
Joachim Simmroß*	2007	18,000	10,206	6,000	34,206
	2006	18,000	0	6,000	24,000

*
Member of the Audit Committee.

        Remuneration of the Executive Board is included in "personnel expenses"; remuneration of the Supervisory Board is included in "other operating expenses."

        In 2007, AIXTRON granted each Executive Board member 52,000 additional options to receive AIXTRON ordinary shares. Options to acquire AIXTRON ordinary shares were not granted to members of the Supervisory Board.

        In total, as at December 31, 2007, the AIXTRON Executive Board held options to subscribe to 556,391 shares or American depositary shares ("ADS") in the Company. Informations on the options and underlying shares is set out below. The realizable profits from exercising of the stock options can differ significantly from the figures shown in the table.

Outstanding Executive Board Stock Options	Allocation	Outstanding	Exercisable	Option Value on Allocation	Exercise Price	Maturity
		(shares)	(shares)	(EUR)	(EUR)
Executive Board Member
Paul Hyland	Dec 2007	52,000	0	225,680	10.09	Nov 2017
	May 2006	55,000	0	84,150	3.83	Nov 2016
	May 2004	35,000	17,500	107,800	6.17	Nov 2014
	May 2003	27,500	20,625	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	5,400	1,350	114,507	67.39	May 2015
Wolfgang Breme	Dec 2007	52,000	0	225,680	10.09	Nov 2017
	May 2006	55,000	0	84,150	3.83	Nov 2016
Dr. Bernd Schulte	Dec 2007	52,000	0	225,680	10.09	Nov 2017
	May 2006	55,000	0	84,150	3.83	Nov 2016
	May 2004	35,000	17,500	107,800	6.17	Nov 2014
	May 2003	6,875	0	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	2,640	660	55,981	67.39	May 2015
	May 1999	2,976	2,976	35,640	18.70	May 2014
Dr. William W.R. Elder	May 2006	55,000	0	84,150	3.83	Nov 2016

Total		556,391	60,611

        The current Executive Board members have no individual pension benefits. The allowances for pension provision, paid by AIXTRON and included in the fixed remuneration figure listed above, are paid into an insurance contract with a benevolent fund.

        The Company's net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. As of December 2007, this resulted in pension provisions totaling € 0.88 million (2006: € 0.98 million).

C.    Board Practices

        See "Item 6. Directors, Senior Management and Employees—Supervisory Board" and "—Executive Board."

        No additional benefits are generally paid to the Company's Executive Board Members upon termination of their employment contracts. If the employment contract of any of the Company's Executive Board Members is terminated without notice for good cause on the part of the Executive Board Member and for which he has to bear responsibility, the entitlement to the profit sharing bonus lapses from the time that the termination becomes effective.

Audit Committee

        According to Article 16.1 of AIXTRON's Articles of Association, the Supervisory Board is authorized and, if prescribed by law, required to form committees of its members.

        The Audit Committee primarily deals with matters such as accounting, risk management, the control system, the auditors' mandate, identification of areas to be audited, auditors' fee arrangements, while at the same time ensuring the necessary independence of the auditors. The Chairman of the Committee regularly reports to the Supervisory Board with regard to the work performed.

        AIXTRON's Audit Committee operates under the terms of reference of a codified Audit Committee charter. The Audit Committee's charter includes the following terms of reference:

  •
  The Audit Committee consists of up to four members, elects one Audit Committee member to be the Audit Committee's chairman and one Audit Committee member to be a financial expert, and meets at least two times per year.

  •
  The Audit Committee performs its duties in accordance with legal requirements, AIXTRON's articles of association, the charter of AIXTRON's Supervisory Board, and the Audit Committee charter.

  •
  The Audit Committee may inspect AIXTRON's records and routinely liaises with both the Company's Executive Board and the auditors of the Company to identify and remedy possible weaknesses in AIXTRON's accounting and internal controls and to solve potential differences of opinion between the Company's Executive Board and the Company's auditors.

        Set forth in the table below are the current members of the Audit Committee:

Committee	Members
Audit Committee	Prof. Dr. Wolfgang Blättchen (Chairman), Dr. Holger Jürgensen, Dipl.-Kfm. Kim Schindelhauer and Dipl.-Kfm. Joachim Simmroß

Compliance with NASDAQ Listing Standards on Corporate Governance

        For information about the Company's compliance with the NASDAQ listing Standards on corporate governance, see "Item 10. Additional Information—Memorandum and Articles of Association—Sarbanes-Oxley Requirements and NASDAQ Rules."

D.    Employees

        The following table illustrates the division of AIXTRON's employees by category of activity and geographic region at December 31 for each of the years 2007, 2006, and 2005:

	2007		2006		2005
							2006=>2007
Employees by Function	Dec 31		Dec 31		Dec 31
		%		%		%	Abs.	%
Sales and Service	186	31%	181	32%	171	30%	5	3%
Research and Development	210	34%	183	32%	187	33%	27	15%
Manufacturing	139	23%	128	23%	130	23%	11	9%
Administration	74	12%	74	13%	82	14%	0	0%

Total	609	100%	566	100%	570	100%	43	8%

	2007		2006		2005
							2006=>2007
Employees by Region	Dec 31		Dec 31		Dec 31
		%		%		%	Abs.	%
Asia	79	13%	73	13%	70	12%	6	8%
Europe	401	66%	364	64%	381	67%	37	10%
USA	129	21%	129	23%	119	21%	0	0%

Total	609	100%	566	100%	570	100%	43	8%

        The total number of employees increased in 2007 compared to 2006 by 43 people or 8 percentage points to 609 Employees (2006: 566 Employees; 2005: 570 employees) due to increased business activity and the increased headcount in R&D and engineering. As of December 31, 2007, the majority of AIXTRON's worldwide employees were based in Europe and the largest group was employed in R&D and engineering positions.

        During the last three years, AIXTRON has not experienced any major labor disputes resulting in work stoppages.

E.    Share Ownership

        The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company's ordinary shares and options to acquire its equity securities as of December 31, 2007 by (i) each of the Company's Supervisory and Executive Board members, (ii) each of the Company's executive officers, (iii) all directors and executive officers of AIXTRON as a group, (iv) each person known by AIXTRON to beneficially own more than 5% of its shares, and (v) the percentage of the Company's shares held by U.S. holders:

Share Ownership of Board Members
As of December 31, 2007	90,444,213 shares outstanding December 31, 2007

Name And Address of Beneficial Owner**	Number of Shares(1)		Percent of Class(2)	Number of Options to Acquire AIXTRON Equity Securities
Prof. Dr. Wolfgang Blättchen	0		*	0
Wolfgang Breme	0		*	107,000
Dr. William W.R. Elder	121,747	(3)	*	55,000
Paul Hyland	0		*	203,350
Dr. Holger Jürgensen	8,424,608	(4)	9.31%	0
Karl-Hermann Kuklies	3,600	(5)	*	0
Prof. Dr. Rudiger von Rosen	1,100	(6)	*	0
Kim Schindelhauer	1,039,604	(7)	1.15%	0
Dr. Bernd Schulte	0		*	182,283
Joachim Simmroß	35,000	(8)	*	0

All Supervisory and Executive Board members as a group	9,625,659		10.64%	547,633

Approximate percent held by U.S. holders (ADRs outstanding)	7,923,946	(9)	8.76%

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

(2)
Applicable percentage ownership is based on 90,444,213 shares of common stock outstanding as of December 31, 2007 (according to German GAAP rules based on the German Commercial Code [Handelsgesetzbuch]) together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(3)
Equivalent to 121,747 ADRs. Dr. William W.R. Elder beneficially owns 121,747 ADRs, of which 47,735 were held directly, 55,398 were held indirectly through the Elder family trust and 18,614 were held by a custodian for his sons.

(4)
Dr. Jürgensen, directly or indirectly, beneficially owns 8,424,608 shares through his ownership stake in CAMMA GmbH.

(5)
Includes 1,900 shares owned by Mr. Kuklies's wife and 1,700 shares owned by Mr. Kuklies's daughter.

(6)
Consists of 1,100 shares owned by Prof. Dr. von Rosen's child.

(7)
Mr. Schindelhauer, directly or indirectly, beneficially owns 1,039,604 shares through his ownership stake in SBG Beteiligung GmbH.

(8)
Includes 20,000 shares owned directly, and 15,000 owned indirectly by Mr. Simmroß's wife.

(9)
Equivalent to 7,923,946 ADRs outstanding as a percentage of total shares outstanding, assuming that all ADRs are held by U.S. beneficial holders. Source: JPMorgan. Data as of December 31, 2007.

        As of December 31, 2007, members of the Company's Supervisory Board, a group of six persons, indirectly or directly, held 9,503,912 AIXTRON ordinary shares.

        Pursuant to Section 15a of the German Securities Trading Act (WpHG), in effect during the reporting period, members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON. In fiscal year 2007, Former Executive Board Member Dr. William Elder reported he had sold 104,860 shares he received from executing his stock options, and Executive Board member Dr. Bernd Schulte reported he had sold 20,650 shares he received from executing his stock options, Supervisory Board member Dr. Holger Jürgensen reported he had sold through his ownership stake in CAMMA GmbH 1,612,500 shares of AIXTRON.

Employee Bonds and Options

Employee Bonds

        As of December 31, 2007, no bonds were outstanding and there are no liabilities from convertible bonds (2006: € 3 thousand). During 2007, 2006 and 2005 no bonds were converted into common stock.

        In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of € 320 thousand, interest payable annually in arrears. The remaining outstanding convertible bonds, amounting to € 3 thousand expired in November 2007 without being exercised.

        As part of the acquisition of Genus, Inc, the Company assumed liabilities from convertible bonds at total par value of € 4,807 thousand (US$6,450 thousand) and at an interest rate of 7%. The convertible bonds were issued by Genus, Inc. in August 2002 and had a maturity term of three years. The option of conversion into Genus stock shares was changed, at the date of the Genus acquisition, into a right to convert each Genus stock share into a 0.51 AIXTRON ADS. For this purpose the required AIXTRON ADS were contributed into the trust as part of the acquisition (see note 22).

        In August 2005, the convertible bonds and the interest incurred since March 13, 2005 were completely settled by way of conversion into AIXTRON ADS. In this conversion 2,383,920 ADS from the trust were issued to the holder of the convertible bonds. As a result no liability from the Genus convertible bond existed at December 31, 2005 or December 31, 2006 or December 31, 2007.

        As part of the acquisition of Genus, liabilities for additional options over 60,409 ADS were assumed. The options expired on May 13, 2006 without being exercised.

Share Option Programs

        Share Options are part of the variable compensation employed as a long term incentive to retain the management and other key employees.

        Based on the Company's stock option program approved by the shareholder's meeting on May 22, 2007, a total of 644,336 AIXTRON AG bearer shares were exercised by employees in 2007 (no options were executed in 2006 or 2005) and 642,539 AIXTRON AG American Depositary Shares (ADS) were exercised by employees in 2007 (2006: 39,540 ADS; 2005: 41,226 ADS).

        Under the AIXTRON Stock Option Plan 2007, 759,100 share options were granted to management of AIXTRON AG and members of the management of affiliated companies, as well as to employees of AIXTRON AG and of affiliated companies. 50% of the granted options may be exercised after a waiting period of not less than two years, an additional 25% of the granted options may be exercised after three years and the remaining 25% of the granted options may be exercised after at least four years. The options expire 10 years after they have been granted.

	2007
AIXTRON ordinary shares	Dec. 31, 2007	Exercise	Allocation	Dec. 31, 2006
stock options	4,327,882	644,336	759,100	4,379,711
underlying shares	5,003,027	644,336	759,100	5,060,565

AIXTRON ADS	Dec. 31, 2007	Exercise		Dec. 31, 2006
stock options	247,009	658,371		994,469
underlying shares	247,009	658,371		994,469

        As part of the Genus, Inc. acquisition, completed in March 2005, a trust for the employee stock options of the AIXTRON Inc. group employees was established, into which an appropriate number of AIXTRON AG ADSs were deposited.

        See Note 25 to AIXTRON's Consolidated Financial Statements for more information on AIXTRON's employee stock option plans.

Item 7:    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        As of December 31, 2007, Dr. Holger Jürgensen, one of the Company's founders and Deputy Chairman of the Company's Supervisory Board, directly or indirectly, beneficially owned 9.31% of AIXTRON's ordinary shares through his ownership stake in Camma GmbH. See also "Item 6. Directors, Senior Management and Employees—Share Ownership".

        As of December 31, 2007, cominvest Asset Management GmbH Frankfurt/Main, Germany, held 4,540,481 ordinary shares, or 5.02% of AIXTRON's shares outstanding.

        In its capacity as AIXTRON's depositary bank, JPMorgan Chase Bank, N.A. held 7,923,946 ordinary shares as of December 31, 2007, represented by 7,923,946 ADSs, or 8.76% of AIXTRON's shares outstanding.

        To the Company's knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 5% or more of AIXTRON's outstanding shares as of December 31, 2007.

        As of May 22, 2007, AIXTRON had approximately 55,000 shareholders, based on the number of mailings of invitations for the annual general meeting in accordance with Section 125 of the German Corporation Law (AktG). As of December 31, 2007, 127 registered ADS holders (excluding DTC) held 1,516,128 ADSs representing 1.68% of total shares outstanding. A significant number of such registered ADS holders may be U.S. beneficial ADS holders, estimated to be 5,381 in total based on the number of holders reported by ADP for broker search as of December 31, 2007. See also "Item 6. Directors, Senior Management and Employees—Share Ownership".

        The Company's major shareholders do not have voting rights that are different from any other shareholder.

B.    Related Party Transactions

        Related parties of the Company are subsidiaries, directors, executive officers and members of the Supervisory Board. See "Item 6. Directors, Senior Management and Employees—Compensation" for information relating to the compensation of AIXTRON's Executive Board members and Supervisory Board members.

Item 8:    Financial Information

A.    Consolidated Statements and Other Financial Information

        See "Item 5. Operating and Financial Review and Prospects" and "Item 18. Financial Statements."

Export Revenues

        Revenues outside of Europe accounted for € 196 million or 91.25%of AIXTRON's total revenues for the year ended December 31, 2007, € 149.5 million or 87.05% of AIXTRON's total revenues for the year ended December 31, 2006 and € 117.3 million or 84.18% of AIXTRON's total revenues for the year ended December 31, 2005. Revenues to AIXTRON's Asian-based customers accounted for € 174.1 million or 81.06% of the Company's total revenues for the year ended December 31, 2007, € 135.2 million or 78.76% of the Company's total revenues for the year ended December 31, 2006 and € 103 million or 73.89% of the Company's total revenues for the year ended December 31, 2005.

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

Policy on Dividend Distributions

        The maximum amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn), as determined in accordance with the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz). All dividends must be approved by the Company's shareholders.

        AIXTRON AG, the parent company of the AIXTRON Group, recorded a net accumulated income of € 12.3 million for 2007. AIXTRON's Executive and Supervisory boards will propose to the shareholders' meeting that a dividend of € 0.07 cent per share (€ 6.3 million total) be distributed for 2007. No dividends were distributed in 2006 and 2005.

B.    Significant Changes

        See Note 35 ("Events After the Balance Sheet Date") to AIXTRON's Consolidated Financial Statements and "Item 4. Information on the Company—History and Development of the Company—Important Events."

Item 9:    The Offer and Listing

        Items 9.A.1. through A.3., Items 9.A.5. through A.7., and Items B., D., E. and F. are not applicable.

Trading Markets

        The principal trading market for AIXTRON's ordinary shares is the Frankfurt Stock Exchange, where the shares trade under the symbol "AIX." AIXTRON's ADRs, each evidencing one ADS, which represents one ordinary share, trade on the NASDAQ Global Market under the symbol "AIXG."

Market Price Information

Frankfurt Stock Exchange

        The table below sets forth, for the calendar periods indicated, the high and low XETRA closing prices (on the Deutsche Börse's electronic trading system) for AIXTRON's ordinary shares. See the discussion under "Item 3. Key Information—Exchange Rate Information" for information with respect to rates of exchange between the U.S. dollar and the Euro applicable during the periods set forth below.

	XETRA closing price per ordinary share*
	(€)
	High	Low
Annual**
2003	5.68	2.09
2004	7.08	3.05
2005	3.95	2.36
2006	4.01	2.46
2007	9.98	3.31
Quarterly
2006
First quarter	3.88	2.46
Second quarter	4.01	2.51
Third quarter	3.12	2.55
Fourth quarter	3.44	2.89
2007
First quarter	5.60	3.31
Second quarter	7.11	5.25
Third quarter	7.19	5.05
Fourth quarter	9.98	6.70
Monthly
2007
July	7.19	5.90
August	6.56	5.05
September	7.08	5.78
October	8.50	6.80
November	9.98	6.70
December	9.87	8.44
2008
January	10.70	5.94
February (through February 15, 2008)	9.07	7.92

*        Source: Bloomberg, Yahoo! Finance

**
The 2000 ordinary shareholders' meeting resolved to increase the stated share capital of AIXTRON out of retained earnings by issuing new shares. In effect, each share with a proportionate value of € 2 per share in the stated share capital was replaced by two shares, each with a proportionate value of € 1 per share in the stated share capital. The numbers in the chart reflect this increase. The 2001 ordinary shareholders' meeting resolved to increase the stated share capital of AIXTRON out of retained earnings by issuing new shares. In effect, each share with a proportionate value of € 2 per share in the stated share capital was replaced by two shares, each with a proportionate value of € 1 per share in the stated share capital. The numbers in the chart reflect this increase.

        On February 15, 2008, the XETRA closing price per ordinary share was € 8.34.

        NASDAQ Stock Market

        Official trading of AIXTRON's ADSs on the NASDAQ Capital Market Segment commenced on March 11, 2005. On August 1, 2007, AIXTRON's ADSs listed and started trading on the NASDAQ Global Market Segment.

        The following table sets forth, for the calendar periods indicated, the high and low closing prices per ADS as reported on the NASDAQ Global/Capital Market:

	Price per ADR*
	(US$)
	High	Low
Annual
2003	na	na
2004	na	na
2005	4.86	2.78
2006	4.92	2.95
2007	14.80	4.54
Quarterly
2006
First quarter	4.57	2.95
Second quarter	4.92	3.12
Third quarter	3.92	3.13
Fourth quarter	4.43	3.59
2007
First quarter	7.24	4.54
Second quarter	9.42	6.91
Third quarter	10.00	6.94
Fourth quarter	14.80	9.69
Monthly
2007
July	9.85	8.24
August	8.96	6.94
September	10.00	7.90
October	12.08	9.69
November	14.80	10.44
December	14.75	12.25
2008
January	15.49	9.22
February (through February 15, 2008)	13.30	11.79

*        Source: Bloomberg, Yahoo! Finance

        On February 15, 2008, the closing price per ADS on NASDAQ Global Market was $12.27.

Item 10:    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        Copies of the Company's Articles of Association are publicly available from the commercial register (Handelsregister) of the local court (Amtsgericht) in Aachen, Germany, under the entry number HRB 7002. An English translation of the Company's Articles of Association as of May 22, 2007 can be found in Exhibit 1.1.

        According to article 2 of AIXTRON's Articles of Association, the purpose of the Company is the manufacture and sale of products, as well as research and development and services for the implementation of semiconductor technologies and other physicochemical technologies, particularly those bearing the AIXTRON trademark. The Company is authorized to conduct all transactions suitable for promoting the Company's purpose indirectly and directly. The Company may establish branch offices in Germany and abroad, may acquire equity interests in other companies in Germany and abroad, as well as purchase or establish such companies. The Company may outsource all or part of its operations to affiliates.

        With respect to Items 10.B.2 through 10.B.10, see "Description of the AIXTRON Ordinary Shares" and "Description of the American Depositary Shares" in the Registration Statement on Form F-4 (Reg. No. 333-122624) filed on February 8, 2005. Regarding the "Description of the AIXTRON Ordinary Shares, incorporated by reference, please note that meanwhile (i) the acquisition of Genus, Inc. has been completed and (ii) in particular the following additional changes have occurred:

        The amount of the stated share capital of AIXTRON has changed and amounts to € 90,444,213 as of December 31, 2007. It is divided into 90,444,213 no-par value bearer shares. Shareholders are not entitled to be issued a share certificate representing their share(s).

        As a result of the Transparenzrichtlinie-Umsetzungsgesetz (Transparency Directive Implementation Act) which entered into force on January 20, 2007, the transmittal of information to shareholders by electronic means is, inter alia, subject to the approval of the General Meeting (see § 30b (3) no. 1 of the Wertpapierhandelsgesetz (German Securities Trading Act). Therefore, the General Meeting decided May 22, 2007 on the amendment of the Articles of Association. Article 3 has been amended to now read as follows:

Article 3 "Notices and Information

1.
The Company's notices will be published in the electronic Bundesanzeiger (Federal Gazette), unless otherwise stipulated by law.

2.
Information to holders of admitted securities of the Company may also be transmitted electronically."

Corporate Governance

        AIXTRON's Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code (Regierungskommission Deutscher Corporate Governance Kodex) was last updated in March 2008 and states the Company's complete compliance with the Corporate Governance Code. It is posted in the "Investor Relations" section of AIXTRON's website at www.aixtron.com.

Sarbanes-Oxley Act Requirements and NASDAQ Rules

        AIXTRON's American Depositary Shares were listed for trading on the NASDAQ Stock Market in connection with the Genus transaction in March 2005. As a result, AIXTRON is subject to various requirements under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules of the NASDAQ Stock Market (the "NASDAQ Rules").

        To facilitate the Company's compliance with the Sarbanes-Oxley Act, the Exchange Act and the NASDAQ Rules, AIXTRON has taken various steps, including the establishment of a Disclosure Committee that is responsible for reviewing and approving its public disclosures, and a review of its Audit Committee policies. AIXTRON has also introduced procedures to provide the senior management certifications mandated by the Sarbanes-Oxley Act. These procedures and certifications are a basis on which AIXTRON's Chief Executive Officer and Chief Financial Officer may provide such certifications. AIXTRON has also implemented procedures for handling complaints related to accounting practices and introduced a Code of Ethics.

        In conjunction with the its annual report for the year ending December 31, 2007, the Company is required to include a report from its management relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15 in this annual report on Form 20-F.

        Companies listed on NASDAQ are subject to the provisions of NASDAQ Rule 4350 ("Rule 4350"), among other NASDAQ Rules.

        In general, pursuant to Rule 4350(a)(1), as amended, a "foreign private issuer" such as AIXTRON may follow its home country law and practice in lieu of the corporate governance requirements of NASDAQ. A foreign private issuer that elects to follow home country practice in lieu of Rule 4350 must provide a written statement from an independent counsel in the issuer's home country certifying that the non-conforming practices are not prohibited by the home country's law. AIXTRON provided such a written statement in connection with its March 2005 listing application.

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

        AIXTRON intends generally to comply with applicable German corporate governance practice rather than certain of the requirements of Rule 4350. The requirements of Rule 4350 that AIXTRON is not following and its non-conforming practices in lieu thereof are as follows:

  •
  Rule 4350(b)(1)(A) requires distribution to shareholders of copies of an annual report containing audited financial statements of the company and its subsidiaries. The report shall be distributed to shareholders a reasonable period of time prior to the company's annual meeting of shareholders and shall be filed with NASDAQ at the time it is distributed to shareholders. Under the German Stock Corporation Act (Aktiengesetz) annual and interim reports are not automatically distributed to shareholders by a company. However, AIXTRON is required to make its annual reports available to the shareholders at the Company's offices and to mail such reports to shareholders upon request. AIXTRON files its annual reports with the Securities and Exchange Commission. In addition, under the deposit agreement relating to AIXTRON's ADSs, the Company has agreed to provide annual reports to the depositary bank (JPMorgan Chase Bank) so that the depositary bank may arrange for distribution of such information to holders of AIXTRON's ADSs;

  •
  Rule 4350(c) requires, among other things, that a majority of a company's board of directors must be comprised of independent directors (as defined in NASDAQ Marketplace Rule 4200) and sets forth certain voting and independence requirements with respect to the nomination of board members and the determination of compensation of officers. Under the German Stock Corporation Act (Aktiengesetz) members of the Executive Board are elected by the Supervisory Board. The Executive Board manages the Company under its own responsibility, i.e., the Executive Board is not bound by orders of third parties. Neither the general meeting nor the Supervisory Board may issue orders to the Executive Board. The Executive Board is obligated to comply with the statutory regulations, the provisions of the Articles of Association and the Rules of Procedure of the Executive Board relating to the competencies within the company, namely the competencies of the Supervisory Board and the general meeting. Furthermore the Supervisory Board is responsible for the compensation agreements with the members of Executive Board. When concluding these compensation agreements with the individual members of the Executive Board the Supervisory Board is obligated to ensure that the overall remuneration for the individual members of the Executive Board is reasonable in relation to their duties and the situation of the Company;

  •
  Rule 4350(d) sets forth certain requirements with respect to a company's Audit Committee (including committee charter, composition, responsibilities and authority). The NASDAQ Rules require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. AIXTRON currently has an Audit Committee. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders' meeting. The independence of the members of AIXTRON's Supervisory Board committees is governed by the independence standards applicable to Supervisory Board members. Collectively, AIXTRON's Supervisory Board is responsible for many of the same functions as the committees required under Rule 4350;

  •
  Rule 4350(f) requires that a company's by-laws provide for a quorum for any meeting of the holders of common stock of at least 33 1/3% of the outstanding shares of the company's voting stock. Neither German law nor the rules and regulations promulgated by the Frankfurt Stock Exchange require a specific quorum for annual general meetings; therefore, AIXTRON's Articles of Association do not provide for a quorum. Such a requirement would be contrary to generally accepted business practice in Germany and the absence of a quorum requirement in AIXTRON's Articles of Association is consistent with German law;

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

            Under the deposit agreement pertaining to AIXTRON's ADSs, JPMorgan Chase Bank as AIXTRON's depositary bank mails to holders of ADSs a notice stating inter alia that each holder of ADSs is entitled to instruct the depositary bank as to the exercise of the voting rights. Each shareholder who desires to exercise or to give instructions for the exercise of voting rights must execute and return a document provided by the depositary bank that instructs the depositary bank as to how the number of the shares represented by such holders' ADSs are to be voted; and

  •
  Rule 4350(i) generally requires U.S. domestic companies to obtain shareholder approval of all equity-compensation plans (including stock option plans) and any material revisions to them. In lieu of the requirements of Rule 4350(i), AIXTRON follows the German Stock Corporation Act (Aktiengesetz), which requires that the adoption of stock option plans and any material revisions thereto be approved by the Company's shareholders insofar as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval. This approval requires consideration of the key elements of the applicable option plan or relevant modifications.

        Other significant differences between AIXTRON's governance practices and those of U.S. domestic NASDAQ-listed companies are as follows:

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

Independence

        Under this two-tier board system, except as described above, AIXTRON's methods for determining and ensuring the independence of its Supervisory Board differ from those of NASDAQ Marketplace Rule 4350, which generally contemplates a U.S.-style, one-tier system. In contrast to the NASDAQ Rules, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws of AIXTRON's Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of AIXTRON's Supervisory and Executive Boards are strictly independent from one another. A member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with AIXTRON, unless approved by the Supervisory Board.

Compliance with the requirements of NASDAQ Marketplace Rule 4350 applicable to foreign private issuers

        Under Rule 4350(a)(1), as amended, however, even a foreign private issuer such as AIXTRON is still required to comply with Rule 4350(b)(1)(B)(relating to disclosure of "going concern" qualifications), Rule 4350(j)(relating to execution of NASDAQ form listing agreements) and Rule 4350(m)(relating to issuer notices to NASDAQ of material noncompliance with Rule 4350); and to have an Audit Committee that satisfies Rule 4350(d)(3)(regarding compliance with Rule 10A-3 of the Exchange Act) and to ensure that such Audit Committee's members meet the independence requirement in 4350(d)(2)(A)(ii)(regarding independence required under Rule 10A-3 of the Exchange Act).

        AIXTRON's Supervisory Board has determined that as of December 31, 2007, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 4350. In particular, AIXTRON's Supervisory Board has determined that each member of the Audit Committee is "independent" as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 4350(d)(2)(A)(ii).

Corporate Governance Guidelines

        AIXTRON has adopted a Code of Ethics that applies to the members of the Company's Executive Board and senior financial officers nominated by the Executive Board.

        Various documents pertaining to AIXTRON's corporate governance, including its Articles of Association and the report on the Company's fulfillment of the requirements of the German Corporate Governance Code, may be found on AIXTRON's internet website at www.aixtron.com. The information available on AIXTRON's website is not incorporated by reference into this report.

C.    Material Contracts

Employment contracts of current members of the Executive Board

        The Company's employment contract with Paul Hyland, effective as of April 1, 2002 and amended as of November 16, 2007, provides for a base salary of € 310,700 per year and a bonus in accordance with the employment contract (3% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Hyland € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Hyland the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Hyland's present employment contract will expire on March 31, 2010.

        The Company's employment contract with Wolfgang Breme, effective as of April 1, 2005 and amended as of May 21, 2007, provides for a base salary of € 260,000 per year and a bonus in accordance with the employment contract (1.5% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Breme € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Breme the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Breme's present employment contract will expire on March 31, 2013.

        The Company's employment contract with Dr. Bernd Schulte, effective April 1, 2002 and amended as of November 16, 2007, provides for a base salary of € 325,000 per year and a bonus in accordance with the employment contract (1.5% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to € 6.5 million, or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Dr. Schulte € 40,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Dr. Schulte the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Dr. Schulte's present employment contract will expire on March 31, 2010.

Intellectual Property Agreements

        Certain information, such as fees and royalties, in the manufacturing license and technical services agreement with Laboratoires D'Electronique Philips ("LEP") dated August 10, 1989 (the "LEP

Agreement") and in the exclusive patent and know-how license agreement with Centre National de la Recherche Scientifique ("CNRS") and the Institut National Polytechnique de Grenoble ("INPG") executed December 17, 2002 (the "CNRS Agreement") is confidential and has been redacted from the copies of the LEP Agreement and the CNRS Agreement AIXTRON filed with the SEC.

        The LEP Agreement provides AIXTRON a license and technical information and support in regard to LEP's MOVPE reactor prototype (the "Planetary Reactor Prototype"). The worldwide license granted by LEP to AIXTRON is a non-transferable and exclusive license to use the technical information related to the Planetary Reactor Prototype to develop, manufacture, use, sell or otherwise market planetary reactors. AIXTRON shall not sublicense or transfer the technical information to third parties, except as to disclosures necessary for the manufacture, operations or maintenance of planetary reactors.

        The CNRS Agreement deals with the system for injection of precursors into a vacuum vapor deposition chamber (the "Product"). CNRS and INPG grant AIXTRON an exclusive license to develop, manufacture, use, sell the Product and exploit the patents and know-how in the entire world with the right to grant certain sub-licenses. Except for the specified sub-license grants, the CNRS Agreement is personal, not assignable and non-transferable. The CNRS Agreement remains in force during the life of the patents unless it is terminated by any of the parties to this agreement.

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

E.    Taxation

German Taxation

        The following discussion is a summary of certain material German tax consequences for beneficial owners of AIXTRON's ordinary shares or ADSs:

  (1)
  who are not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany), and

  (2)
  whose shares or ADSs do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section such owners are referred to as "Non-German Holders."

        The discussion is based on tax laws of Germany as in effect on the date of this annual report, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain Other Taxes (the "Treaty"). Such laws are subject to change. The discussion is also based in part upon the representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. AIXTRON's discussion does not address all aspects of German taxation that may be relevant to you in light of your particular circumstances. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of AIXTRON's shares or ADSs and the procedures to follow to obtain a refund of German taxes withheld from dividends.

Taxation of the Company in Germany

        According to the Company Tax Reform 2008 Act (Unternehmensteuerreformgesetz 2008) the Corporation Tax rate charged in Germany as of 2008 is 15%. A 5.5% solidarity surcharge is imposed on the Corporation Tax, resulting in an overall tax rate of 15.825%.

        In addition, German corporations are by virtue of their legal form subject to a municipal profit-related German Trade Tax. Trade Tax is calculated on the basis of the taxable Corporation Tax income as shown in the annual statutory profit and loss accounts of the corporation which, however, is subject to certain particular Trade Tax add-backs and deductions. The effective Trade Tax rate applicable depends on the municipality in which the corporation maintains a permanent establishment and ranges between approximately 7% and 17%. With effect from 2008 Trade Tax cannot be deducted for Trade Tax and Corporate Tax purposes anymore.

        German Corporation Tax and Trade Tax combined will result in an overall tax burden for German corporations amounting to approximately 30% at an average instead of over 40% before 2008. However, some measures may lead to an increase to the taxable assessment basis. Under the Company Tax Reform 2008 Act, Germany introduced the Interest Ceiling Rules (Zinsschranke), disallowing—with narrow exceptions—an immediate deduction of interest expenses to the extent the interest expenses (net of interest income received (net interest surplus) in the same fiscal year) exceeds 30% of the corporation's taxable earnings before interest, taxes, depreciation and amortization (Tax EBITDA). Disallowed interest payments can be carried forward. In addition, certain payments are classified as non deductible expenses for trade tax purpose.

        The deduction for a taxable loss carry forward for the fiscal year is unlimited up to a threshold of € 1,000,000, thereafter taxable income can only be offset to the extent of 60%. The temporary loss carry forward is reduced by the amount used and remains unlimited in life. However, there are limitations on the use of loss carry forwards upon a transfer of more than 25% of a corporation's shares or voting rights to one purchaser, a related party or group of purchasers within a specified time period.

Withholding Tax on Dividends

        For dividend distributions made by AIXTRON, the Company is generally required to withhold tax of 20%. A solidarity surcharge of 5.5% on the withholding tax has been retained, resulting in a surcharge amount to 1.1% (5.5% × 20%), and a total effective withholding tax rate from dividends of 21.1%. For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder must apply for a refund of withholding taxes paid. Therefore you may apply for a refund of German withholding tax in an amount equal to 6.1% of the gross amount of the dividend you received (21.1% aggregate German withholding tax rate minus 15% Income Tax Treaty withholding tax rate). The application for refund must be filed with the German Federal Tax Office. The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

        The German Company Tax Reform 2008 Act relating to withholding tax on dividends and capital gains becomes effective in 2009. From 2009 on the required withholding percentage will increase to 25%, plus 5.5% solidarity surcharge thereon, resulting in a surcharge amount to 1.375% and a total effective withholding tax rate for dividends and capital gains of 26.375%.

Special Tax Rules for tax resident in Germany

        From January 1, 2009 onwards 100% of dividends of shares held as private assets will be subject to a 25% fixed tax rate plus 5.5% solidarity surcharge thereon. If church tax is individually applicable for the shareholder this part of taxation will be subject of the withholding as well. The half-income method will be abolished. This tax will be final unless the individual tax rate of the shareholder is less than 25% and the shareholder opts for the tax assessment. Moreover, form 2009 capital gains from the sales of shares, acquired after December 31, 2008, will be taxable as well. The lump sum deduction of investment income related expenses amounts to € 801 for individuals and € 1,602 for married couples. Further investment income related expenses will not be tax deductible.

        Regarding shares held as business assets of the shareholder, 60% of the dividends will be subject to personal income tax (part income taxation). Accordingly, 60% of the income related expenses are deductible.

Special Tax Rules for U.S. Shareholders

        Under the Treaty, the withholding tax rate generally is reduced to 15% of the gross amount of the dividends. Dividend payments to an eligible U.S. holder made by AIXTRON will be subject to a 15% general withholding tax rate under the Treaty.

        Dividend distributions made by the Company are subject to a 20% withholding tax (25% as of January 1, 2009) plus a solidarity surcharge of 5.5% on the withholding tax resulting in an aggregate German withholding tax of 21.1% (26.375% as of January 1, 2009) of the declared dividend, and eligible U.S. holders (as defined below under "U.S. Taxation") are entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend.

        Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax) (as of January 1, 200): 73.625: 100 minus the 26.375% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend). In addition to this the taxation of capital gains resulting from sales from disposal of shares invested after January 1, 2009 are subject to the withholding tax rate of 26.375% as well.

Withholding Refund Procedure for U.S. Shareholders

        For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend, capital withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders.

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

        http://www.bzst.bund.de/003_menue_links/008_kapertragsteuer/084_ausl_antragsteller/843_vordruck
/004_E_USA.pdf

        or can be obtained from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

        As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the eligible U.S. holder's name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Taxation of Capital Gains for U.S. Shareholders

        The Income Tax Treaty provides that the German capital gains tax does not apply to gains on the sale or other disposition of ADSs or Ordinary shares.

Inheritance and Gift Tax

        The Estate Tax Treaty provides that an individual whose domicile is determined to be in the United States for purposes of such Treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual's death or making of a gift unless the ADSs or Ordinary Shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who either is or is deemed to be resident in Germany at the time the individual died or the gift was made.

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

U.S. Federal Taxation

        The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of AIXTRON's shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as:

  •
  financial institutions;

  •
  insurance companies;

  •
  real estate investment trusts;

  •
  regulated investment companies;

  •
  grantor trusts;

  •
  dealers or traders in securities or currencies;

  •
  tax-exempt entities;

  •
  persons that received shares or ADSs as compensation for the performance of services;

  •
  persons that will hold shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

  •
  certain former citizens or long-term residents of the United States;

  •
  persons that have a "functional currency" other than the U.S. dollar; or

  •
  holders that own (or are deemed to own) 10% or more (by voting power or value) of AIXTRON's shares or ADSs.

        Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of AIXTRON's shares or ADSs. This summary is based on (1) the federal tax laws of the United States as in effect and available on the date of this annual report, including the Internal Revenue Code of 1986, as amended (the "Code"), judicial and administrative interpretations thereof, and currently effective and proposed U.S. Treasury Regulations, each as available on the date hereof, and (2) in part on the representations and covenants of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of AIXTRON's shares or ADSs that, for U.S. federal income tax purposes, is: (1) a citizen or resident of the U.S., (2) a partnership or corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (a) a court within the U.S. is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of the trust. A "Non-U.S. Holder" is a beneficial owner of AIXTRON's shares or ADSs that is not a U.S. Holder.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds AIXTRON's shares or ADSs, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partnership or partner should consult its own tax advisor as to its consequences.

        Each prospective purchaser should consult his/her own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of AIXTRON's shares or ADSs.

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

Distributions

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," the gross amount of any distribution the Company makes of cash or property (other than certain distributions, if any, of shares distributed pro rata to all AIXTRON shareholders, including holders of ADSs) with respect to shares or ADSs, before reduction for any German taxes withheld there from, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," individuals who are U.S. Holders may be taxed on any such dividends received in a taxable year beginning on or before December 31, 2010 at the lower tax rate applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year). In order to qualify for the preferential rate of taxation, certain requirements must be met, including certain holding period requirements and the absence of certain risk reduction transactions with respect to the shares or ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution AIXTRON makes exceeds its current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the shares or ADSs and thereafter as capital gain. AIXTRON does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

        Any such dividend paid in Euros will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the Euros on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. A U.S. Holder may elect to deduct in computing his/her taxable income or, subject to certain complex limitations on foreign tax credits generally, credit against its U.S. federal income tax liability German withholding tax at the rate applicable to such U.S. Holder. As discussed under "German Taxation—Special Tax Rules for U.S. Shareholders" above in this Item 10 under the Treaty, dividends paid by AIXTRON to a U.S. Holder generally will be subject to a German withholding tax rate of 15%. Such reduced rate of withholding will apply only if such U.S. Holder is treated as a resident of the U.S. for purposes of such Treaty and otherwise is entitled to the benefits of such treaty and the dividends are not effectively connected with a permanent establishment or fixed base of such U.S. Holder that is situated in Germany.

        Dividends received by a U.S. Holder with respect to ordinary shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the U.S. foreign tax credit, dividends paid by AIXTRON generally will constitute "passive category income," or in the case of certain U.S. Holders, "general category income." U.S. Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

        Subject to the discussion under "Backup Withholding Tax and Information Reporting Requirements" below in this section, a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or exchange of shares or ADSs

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," a U.S. Holder generally will recognize gain or loss on the sale or exchange of shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder's holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

        A U.S. Holder's initial tax basis in shares or ADSs will be the U.S. dollar value of the Euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an "established securities market," a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts U.S. dollars to Euros and immediately uses that currency to purchase shares or ADSs, such conversion generally will not result in taxable gain or loss to such U.S. Holder. With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer, or, if he/she elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

        Subject to the discussion under "Backup Withholding Tax and Information Reporting Requirements" below in this section, a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S. or (2) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

        A Non-U.S. corporation will be classified as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (i) at least 75% of its gross income is "passive income;" or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

        Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2007. AIXTRON's status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON were a PFIC, U.S. Holders generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

        If AIXTRON were a PFIC, U.S. Holders could make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of AIXTRON's shares and the ADSs. U.S. Holders should consult their own tax advisor regarding the tax consequences that would arise if AIXTRON were to be treated as a PFIC.

Backup withholding tax and information reporting requirements

        U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman to a holder of shares or ADSs, other than an "exempt recipient," including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, shares or ADSs within the United States to a holder, or by a U.S. payor or U.S. middleman, other than an "exempt recipient," if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate is 28% for taxable years through 2010.

        In the case of such payments made within the U.S. to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the U.S., the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

        The above summary is not intended to constitute a complete analysis of all tax consequences that may be relevant to the acquisition, ownership and disposition of shares or ADSs, and does not address state, local, foreign or other tax laws. Holders of shares or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        AIXTRON is subject to the informational requirements of the U.S. Exchange Act. In accordance with these requirements, AIXTRON files reports and other information with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the SEC's Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. AIXTRON's filings, including this report, are also available on the SEC's website at www.sec.gov.

I.     Subsidiary Information

        Not applicable.

Item 11:    Quantitative and Qualitative Disclosure about Market Risk

        The global nature of AIXTRON's businesses exposes the Company to market risks resulting from changes in foreign currency exchange rate and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect its operating results and financial condition. AIXTRON is also exposed to commodity price risks. AIXTRON seeks to manage and control these market risks primarily through monitoring of its operating and financial activities and the use of derivative financial instruments.

Exchange Rate Risk

Transaction Risk and Currency Risk Management

        The global nature of AIXTRON's businesses exposes its operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the dollar, the Euro and other world currencies. AIXTRON's businesses are exposed to transaction risk whenever the Company has revenues in a currency that is different from the currency in which it incurs the costs of generating those revenues. When AIXTRON converts the revenues into the currency in which it incurs the costs, the value of the revenues may have declined in the interim relative to the currency in which the Company incurred the costs. These risks primarily affect the Company's business in Europe, which generates a part of AIXTRON's system revenues in foreign currencies, primarily U.S. dollars, and incurs manufacturing costs primarily in Euros.

Effects of Currency Translation

        Most of AIXTRON's subsidiaries are located outside the Euro zone. Since the Company's financial reporting currency is the Euro, AIXTRON translates the income statements of these subsidiaries into Euros so that the Company can include their financial results in its Consolidated Financial Statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation of both revenues and operating income denominated in that currency into Euros.

        AIXTRON has assets and liabilities outside the Euro zone. These assets and liabilities are denominated in local currencies and reside primarily at AIXTRON's subsidiaries in the United States and the United Kingdom.

        When AIXTRON converts net asset values into Euros, currency fluctuations result in period-to-period changes in those net asset values. The Company's equity position reflects these changes in net asset values. AIXTRON generally does not hedge against this type of risk.

Foreign Currency Risk

        The Company's activities expose it to the financial risks of changes in foreign currency exchange rates. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts and options to hedge the exchange rate risk arising from the exporting of equipment. The main exchange rates giving rise to the risk are those between the U.S. dollar, pound sterling, and Euro.

        The Company's use of derivative financial instruments is governed by the Company's policies, approved by the Supervisory Board, which provide principles on foreign exchange rate risk and the use of derivative financial instruments. Exposures are reviewed on a regular basis. The Company does not enter into derivative financial instruments for purely speculative purposes.

        Exposure to exchange rate risk is managed by the company through sensitivity analysis. The following table details the Company's historical sensitivity to a 10% increase in the value of the Euro against the principal foreign currencies involved.

        This represents AIXTRON's assessment of the possible change in foreign exchange rates. The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based on the change taking place at the beginning of the financial year and sustained throughout the entire year. A negative number indicates a decrease in revenue and net income or net loss where the Euro strengthens against the US-Dollar or the Pound Sterling.

US$ Impact	2007	2006	2005
	(€ thousands)
Revenues	(15.740)	(11.319)	(8.359)
Net Result	(5.034)	(3.651)	(206)

GBP Impact	2007	2006	2005
	(€ thousands)
Revenues	(415)	(291)	(591)
Net Result	2.391	499	123

        The sensitivity of the Company's net income to exchange rate risk is reduced, in comparison with the effect on revenue, by the use of foreign currency exchange contracts and by the "natural hedge" effect of costs incurred in those currencies. The sensitivity analysis for the impact of a strengthening of the Euro against the U.S. dollar in 2005 includes the effect on the results of a theoretical increase in impairment of goodwill amounting to € 2.6 million in 2005.

        It is the Company's policy to enter into foreign exchange contracts to cover specific foreign currency receipts within the range of 80 to 90% of the expected exposure. The Company also enters into foreign exchange contracts to manage the risk associated with anticipated sales transactions, generally in the range of 15 months and generally within 50 to 60% of the exposure generated.

Interest Rate Risk

        The Company is subject only to minor effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments, bank loans and convertible bonds.

        See Note 29 to the Company's Consolidated Financial Statements ("Financial Instruments") for more information on the credit, interest rate, and currency risks arising in AIXTRON's normal course of business.

Item 12:    Description of Securities other than Equity Securities

        Not applicable.

PART II

Item 13:    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15:    Controls and Procedures

        Attached as exhibits to this Form 20-F are certifications of AIXTRON's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required in accordance with Rule 13a-14 of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications. Page 61 sets forth the report of Deloitte & Touche GmbH, AIXTRON's independent registered public accounting firm regarding its audit of AIXTRON's internal control over financial reporting.

Disclosure Controls and Procedures

        As of the end of the period covered by this report, Management of AIXTRON conducted an evaluation, under the supervision and with the participation of AIXTRON's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of AIXTRON's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

        Based on such evaluation, AIXTRON's Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme have concluded that, as of December 31, 2007, AIXTRON's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act is accumulated and communicated to AIXTRON's Management, including AIXTRON's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

        AIXTRON's Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for AIXTRON. Under the supervision and with the participation of AIXTRON's Chief Executive Officer and Chief Financial Officer, AIXTRON's Management conducted an evaluation of the effectiveness of AIXTRON's internal control over financial reporting based upon the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report.

        Based on that evaluation, Management has concluded that AIXTRON's internal control over financial reporting was effective as of December 31, 2007 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Accounting Standards, as issued by the International Accounting Standards Board IASB.

        Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of AIXTRON's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2007 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Disclosure Controls and Procedures in Internal Control over Financial Reporting

        It should be noted that any system of controls, however well-designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Item 16A:    Audit Committee Financial Experts

        As of December 31, 2007, AIXTRON's Supervisory Board has determined that Prof. Dr. Blättchen is an "Audit Committee financial expert." The Supervisory Board has determined that the "Audit Committee financial expert" is "independent" as set forth in Rule 10A-3 of the Exchange Act.

Item 16B:    Code of Ethics

        AIXTRON has adopted a code of ethics that applies to the members of the Company's Executive Board and senior financial officers nominated by AIXTRON's Executive Board. All of these Executive Board members and senior financial officers have agreed to abide by this code of ethics. AIXTRON's code of ethics, which is filed as an exhibit to this annual report on Form 20-F, is consistent with the requirements of the German Code of Corporate Governance and the NASDAQ Stock Market. The Company has revised its code of ethics in 2007 and has published the updated version of the code of ethics on its website at www.aixtron.com. A copy of the code of ethics may be obtained free of charge by written request to AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany or from the contact form on AIXTRONs website.

Item 16C:    Principal Accountant Fees and Services

        Fees related to audit services and other services rendered by AIXTRON's independent principal accountant, Deloitte Touche Tohmatsu ("Deloitte & Touche"), for the years 2007 and 2006 were as follows:

Type of Fees	(Dec. 31) 2007	(Dec. 31) 2006
	(€ millions)
Audit Fees	0.73	1.37
Audit-Related Fees	0.03	0.04
Tax Fees	0.09	0.05
All Other Fees	0.02	0.01

Total	0.87	1.47

        In the above table, "audit fees" are the aggregate Deloitte & Touche fees for professional services in connection with the audit of the Company's Consolidated Financial Statements, reviews of interim financial statements, as well as audits of statutory financial statements of AIXTRON and its subsidiaries. Also included in "audit fees" are amounts for attestation services in relation to regulatory filings and other compliance requirements. "Audit-related fees" are fees for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions, attestation regarding compliance with certain agreements and other agreed-upon procedures. "Tax fees" are fees for tax advice on actual or contemplated transactions, tax compliance and expatriate employee tax services. "All Other Fees" are miscellaneous items.

Audit Committee Pre-Approval Policies

        In accordance with German law, AIXTRON'S independent auditors are appointed at the Annual Shareholders' Meeting based on a recommendation of the Company's Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors' independence. On May 22, 2007, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany was appointed to serve as the Company's independent auditors for the year ending December 31, 2007.

        In order to assure the integrity of independent audits, AIXTRON's Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company's independent auditors prior to the auditors' engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the SEC. In fiscal year 2007 the Supervisory Board pre-approved 100% of the performance by Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany of the above specified audit and permitted non-audit services.

Item 16D:    Exemptions from Listing Standards for Audit Committees

        Not applicable.

Item 16E:    Purchases of Equity Securities by the Issuer

        Not applicable.

PART III

Item 17:    Financial Statements

        Not applicable.

Item 18:    Financial Statements

        See pages F-1 to F-48, incorporated herein by reference.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended May 22, 2007 (English translation).
4.2
Manufacturing License and Technical Services Agreement, dated as of August 10, 1989, between AIXTRON Aktiengesellschaft and Laboratoires D'Electronique Philips (incorporated by reference to Exhibit 10.2 to Form F-4, dated February 8, 2005, File No. 333-122624).
4.3
Exclusive Patent and Know—How License Agreement among AIXTRON Aktiengesellschaft, Centre National de la Recherche Scientifique and the Institut National Polytechnique de Grenoble (incorporated by reference to Exhibit 10.3 to Form F-4, dated February 8, 2005, File No. 333-122624).
8.1	List of Subsidiaries (incorporated by reference to the list of significant subsidiaries set forth in this report under the caption "Item 4. Information on the Company—Organizational Structure.")
11.1	Code of Ethics, revised in 2007.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 13, 2008

AIXTRON AKTIENGESELLSCHAFT
/s/ PAUL HYLAND
Name:	Paul Hyland
Title:	President and Chief Executive Officer

/s/ WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
To The Supervisory Board
AIXTRON AG
Aachen, Germany

        We have audited the accompanying consolidated balance sheets of AIXTRON Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in equity, statement of recognised income and expenses and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON Aktiengesellschaft and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March, 12 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Duesseldorf, Germany
March 12, 2008

(Adrian Crampton) Wirtschaftsprüfer	(Holger Grünewald) Wirtschaftsprüfer

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement		F-2
Consolidated balance sheet		F-3
Consolidated cash flow statement		F-4
Consolidated statement of changes in equity		F-5
Statement of recognised income and expenses		F-6
Notes to the consolidated financial statements		F-7
1.	General principles	F-7
2.	Significant accounting policies	F-7
3.	Segment reporting	F-16
4.	Acquisition of subsidiaries in 2007	F-17
5.	Research and development	F-20
6.	Other operating income	F-20
7.	Other operating expenses	F-20
8.	Personnel expenses	F-20
9.	Net financing costs	F-21
10.	Income tax expense/benefit	F-21
11.	Current tax assets and liabilities	F-22
12.	Property, plant and equipment	F-23
13.	Intangible assets	F-25
14.	Investment property	F-27
15.	Other non-current assets	F-27
16.	Deferred tax assets and liabilities	F-28
17.	Long-term receivables from current tax	F-29
18.	Inventories	F-30
19.	Trade receivables and other current receivables	F-30
20.	Other financial assets	F-31
21.	Cash and cash equivalents	F-31
22.	Shareholders' Equity	F-32
23.	Earnings per share	F-33
24.	Employee benefits	F-34
25.	Share-based payment	F-35
26.	Accruals and provisions	F-38
27.	Trade payables and other current liabilities	F-39
28.	Convertible bonds and options	F-39
29.	Financial instruments	F-39
30.	Operating leases	F-43
31.	Capital commitments	F-43
32.	Contingencies	F-43
33.	Related parties	F-44
34.	Consolidated entities	F-45
35.	Events after the balance sheet date	F-45
36.	Auditors' fees	F-45
37.	Employees	F-46
38.	Additional information about the cash flow statement	F-46
39.	Statement of compliance with the German Corporate Governance Code	F-46
40.	Supervisory Board and Executive Board	F-46
41.	Critical accounting judgments and key sources of estimation and uncertainty	F-47

CONSOLIDATED INCOME STATEMENT

	Note	2007	2006	2005
		(in EUR thousands)
Revenues	3	214,815	171,685	139,402
Cost of sales		129,779	108,245	104,676

Gross profit		85,036	63,440	34,726
Selling expenses		27,163	23,366	27,766
General administration expenses		16,030	17,266	18,004
Research and development costs	5	26,532	23,942	30,514
Other operating income	6	6,612	8,468	5,565
Other operating expenses	7	1,280	1,635	2,900
Impairment of goodwill		0	0	13,782

Operating result		20,643	5,699	(52,675)
Finance Income		1,857	1,003	693
Finance Expense		99	56	233

Net Finance Income	9	1,758	947	460
Result before taxes		22,401	6,646	(52,215)
Taxes on income	10	5,151	789	1,253

Profit/loss attributable to the equityholders of AIXTRON AG (after taxes)		17,250	5,857	(53,468)

Basic earnings per share (EUR)	23	0.20	0.07	(0.65)
Diluted earnings per share (EUR)	23	0.19	0.07	(0.65)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

	Note	31.12.2007	31.12.2006
		(in EUR thousands)
Assets
Property, plant and equipment	12	35,121	36,381
Goodwill	13	58,974	65,052
Other intangible assets	13	12,508	15,097
Investment property	14	4,908	4,908
Other non-current assets	15	745	671
Deferred tax assets	16	4,773	5,380
Tax assets	17	437	486

Total non-current assets		117,466	127,975

Inventories	18	60,013	53,149
Trade receivables less allowance kEUR 567 (2006: kEUR 311)	19	33,490	27,677
Current tax assets	11	59	699
Other current assets	19	9,025	4,450
Other financial assets	20	4,831	2,781
Cash and cash equivalents	21	71,943	46,751

Total current assets		179,361	135,507

Total assets		296,827	263,482

Liabilities and shareholders' equity
Subscribed capital Number of shares: 89,138,905 (last year: 87,836,154)		89,139	87,836
Additional paid-in capital		102,562	97,444
Retained earnings		13,845	(3,406)
Income and expenses recognised in equity		(7,192)	2,068

Total shareholders' equity	22	198,354	183,942
Provisions for pensions	26	878	983
Other non-current liabilities		71	76
Other non-current accruals and provisions	26	1,495	2,030

Total non-current liabilities		2,445	3,089
Trade payables	27	23,761	29,926
Advance payments from customers		49,988	31,421
Other current accruals and provisions	26	16,473	12,591
Other current liabilities	27	1,303	1,443
Current tax liabilities	11	4,254	536
Convertible bonds	28	0	3
Deferred revenues		249	531

Total current liabilities		98,028	76,451

Total liabilities		98,473	79,540

Total liabilities and shareholders' equity		298,827	263,482

See accompanying notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Note	2007	2006	2005
		(in EUR thousands)
Cash inflow/outflow from operating activities
Net income/loss for the year (after taxes)		17,250	5,857	(53,468)
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		1,250	1,450	1,801
Impairment expense		332	816	26,630
Depreciation and amortization expense		9,748	9,900	10,406
Net result from disposal of property, plant and equipment		36	38	484
Deferred income taxes		620	1,351	(509)
Other non-cash expenses		2,888	1,247	0
Change in
Inventories		(9,601)	(21,388)	8,738
Trade receivables		(8,086)	(4,749)	(5,316)
Other assets		(4,045)	(1,640)	328
Trade payables		(5,518)	12,894	(560)
Provisions and other liabilities		8,295	(3,773)	1,138
Deferred revenues		(243)	(151)	(1,280)
Non-current liabilities		(452)	(924)	1,091
Advance payments from customers		20,390	19,841	(1,684)

Cash inflow/outflow from operating activities		32,864	20,769	(12,201)

Cash inflow/outflow from investing activities
Cash from acquisitions		80	0	9,049
Cost related to acquisitions		(458)	0	(3,628)
Capital expenditures in property, plant and equipment		(6,090)	(2,181)	(8,323)
Capital expenditures in intangible assets		(2,029)	(184)	(64)
Bank deposits with a maturity of more than 90 days	20	(2,050)	(2,781)	0

Cash inflow/outflow from investing activities		(10,547)	(5,146)	(2,966)

Cash inflow/outflow from financing activities
Exercise of stock options		5,171	83	0

Cash inflow/outflow from financing activities		5,171	83	0

Effect of changes of exchange rates on cash and cash equivalents		(2,296)	(390)	1,104
Net change in cash and cash equivalents		25,192	15,316	(14,063)
Cash and cash equivalents at the beginning of the period		46,751	31,435	45,498

Cash and cash equivalents at the end of the period	21	71,943	46,751	31,435

Interest paid		(85)	(166)	(38)
Interest received		1,850	971	691
Income taxes paid		(988)	(1,313)	(506)
Income taxes received		376	8	23

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Income and expense recognised directly in equity
	Subscribed capital under HGB	Treasury shares	Subscribed capital under IFRS		Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders' equity Total
	(in EUR thousands)
Balance at January 1, 2005	64,832		64,832		28,803	(2,196)	1,324	44,204	136,967
Net loss for the period								(53,468)	(53,468)
Capital increase against contribution in kind	24,968	(4,428)	20,540		62,161				82,701
Expense for stock options					1,801				1,801
Exercise
–convertible bonds		2,384	2,384		3,142				5,526
–stock options		41	41		44				85
Currency translation						11,616			11,616
Derivative financial instruments net of tax							(1,629)		(1,629)

Balance at December 31, 2005	89,800	(2,003)	87,797		95,951	9,420	(305)	(9,264)	183,599

Balance at January 1, 2006	89,800	(2,003)	87,797		95,951	9,420	(305)	(9,264)	183,599
Net income for the period								5,857	5,857
Expense for stock options					1,450				1,450
Exercise stock options		40	40		43				83
Currency translation						(7,871)			(7,871)
Derivative financial instruments net of tax							824		824

Balance at December 31, 2006	89,800	(1,963)	87,836	*	97,444	1,549	519	(3,406)*	183,942

Balance at January 1, 2007	89,800	(1,963)	87,836		97,444	1,549	519	(3,406)	183,942
Net income for the period								17,250	17,250
Expense for stock options					1,250				1,250
Exercise stock options	644	658	1,303		3,868				5,171
Currency translation						(9,932)			(9,932)
Derivative financial instruments net of tax							672		672

Balance at December 31, 2007	90,444	(1,305)	89,139		102,562	(8,383)	1,191	13,845 *	198,354 *

*
rounded

See accompanying notes to consolidated financial statements.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2007	2006	2005
	(in EUR thousands)
Net income/loss	17,250	5,857	(53,468)
Unrealised gains/losses from derivative financial instruments before taxes	961	1,122	(2,493)
Currency translation adjustment	(9,932)	(7,871)	11,616
Deferred taxes	(289)	(298)	864

Net income/loss recognised directly in equity	(9,260)	(7,047)	9,987

Total recognised income and expenses for the period	7,990	(1,190)	(43,481)

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     General principles

        AIXTRON AG ("AIXTRON AG") is incorporated as a stock corporation ("Aktiengesellschaft") under the laws of the Federal Republic of Germany. The Company is domiciled at Kackertstraße 15-17, 52072 Aachen, Germany. AIXTRON AG is registered in the commercial register of the District Court ("Amtsgericht") of Aachen under HRB 7002.

        The consolidated financial statements of AIXTRON AG and its subsidiaries ("AIXTRON"or "Company") have been prepared in accordance with, and fully comply with

  •
  International Financial Reporting Standards (IFRS), and the interpretations as published by the International Accounting Standards Board (IASB); and also

  •
  International Financial Reporting Standards (IFRS) as adopted for use in the European Union; and also

  •
  the requirements of Section 315a of HGB (German Commercial Law).

        AIXTRON is a leading provider of deposition equipment to the semiconductor and compound-semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fibre optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signalling and lighting, displays, as well as a range of other leading-edge technologies.

        These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board for its meeting held on March 12, 2008.

2.     Significant accounting policies

(a)   Companies included in consolidation

        Companies included in consolidation are the parent company, AIXTRON AG, and 8 companies, in which AIXTRON AG has a 100% direct shareholding or control. The balance sheet date of all consolidated companies is December 31. A list of all significant consolidated companies is shown in note 34.

(b)   Basis of accounting

        The consolidated financial statements are presented in Euro (EUR). The amounts are rounded to the nearest thousand Euro (kEUR). Some items in the balance sheet and income statement have been combined under one heading to improve the clarity of presentation. Such items are disclosed and commented on individually in the notes.

        The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

        The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reported period. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if this revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments which have a significant effect on the Company's financial statements are described in Note 41.

        The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

        The accounting policies have been applied consistently by each consolidated company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

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

  (ii)   Transactions eliminated on consolidation

  All intercompany income and expenses, transactions and balances have been eliminated in the consolidation.

(d)   Foreign currency

        The consolidated financial statements have been prepared in Euro (EUR). In the translation of financial statements of subsidiaries outside the Euro-Zone the local currencies are used as functional currencies of these subsidiaries. Assets and liabilities of these subsidiaries are translated to EUR at the exchange rate ruling at the balance sheet date. Revenues and expenses are translated to EUR at average exchange rates for the year or at average exchange rates for the period between their inclusion in the consolidated financial statements and the balance sheet date. Net equity is translated at historical rates. The differences arising on translation are disclosed in income and expenses recognised in equity.

        Exchange gains and losses resulting from fluctuations in exchange rates in the case of foreign currency transactions are recognised in the income statement in "other operating income" or "other operating expenses".

(e)   Property, plant and equipment

  (i)    Acquisition or manufacturing cost

  Items of property, plant and equipment are stated at cost, plus ancillary charges, less accumulated depreciation (see below) and impairment losses (see accounting policy (k)).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

  (iv)  Depreciation

  Depreciation is charged on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

•	Buildings	25 years
•	Machinery and equipment	3-10 years
•	Other plant, factory and office equipment	3-8 years

(f)    Intangible assets

  (i)    Goodwill

  All business combinations are accounted for by applying the purchase method. In respect of business acquisitions that have occurred since January 1, 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill, determined under the previous accounting principles (US-GAAP), applied until 2004, and has continued to be recognised at its then carrying amount.

  Goodwill is stated at cost less any accumulated impairment loss. Goodwill is allocated to cash-generating units and is tested annually for impairment (see accounting policy (k)).

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

  (iii) Other intangible assets

  Other intangible assets that are acquired by the Company are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (k)).

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

  (v)   Amortisation

  Amortisation is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Goodwill is tested annually in respect of its recoverable amount. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

•	Software	2-3 years
•	Patents and similar rights	5-18 years
•	Customer base and product and technology know how	6-7 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

(g)   Investment property

        Investment properties are measured using the cost model.

(h)   Financial Instruments

  (i)    Financial Assets

  Financial assets are classified into the following specific categories: financial assets 'at fair value through the profit or loss' (FVTPL), 'held to maturity investments', and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

  Investments are recognised at the contract date, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

  (ii)   Financial assets at FVTPL

  Financial assets are classified as at FVTPL where the asset is either

    •
    held for trading or

    •
    it is designated as at FVTPL.

  Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The fair value is the estimated amount that a bank would receive or pay to terminate the derivative contracts at the reporting date, taking into account current exchange rates, volatility and the credit-worthiness of the counterparties (mark-to-market).

  (iii) Held to maturity investments

  Investments with fixed or determinable payments and fixed maturity dates that the Company intends to hold to maturity are classified as held to maturity investments. Held to maturity investments are recorded at amortised cost using the effective interest rate method less any impairment, with revenue recognised on an effective yield basis.

  (iv)  Trade receivables

  Trade receivables and other receivables that have fixed or determinable payments that are not quoted on an active market are classified as loans and receivables. Loans and receivables are measured at amortised cost using the effective interest rate method, less any impairment.

  (v)   Impairment of financial assets

  Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

  The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

  If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

  amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

  (vi)  Cash and cash equivalents

  Cash and cash equivalents comprise cash on hand and deposits with banks with a maturity of up to three months at inception.

  (vii) Equity instruments

  Equity instruments, including share capital, issued by the company are recorded at the proceeds received, net of direct issue costs.

  (viii)  Financial liabilities

  Financial liabilities are classified as either financial liabilities "at FVTPL" or "other financial liabilities".

  (ix)  Financial liabilities at FVTPL

  Financial liabilities are classified as at FVTPL where the liability is either

    •
    held for trading or

    •
    it is designated as at FVTPL.

  Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The fair value is the estimated amount that a bank would receive or pay to terminate the derivative contracts at the reporting date, taking into account current exchange rates, volatility and the credit-worthiness of the counterparties (mark-to-market).

  (x)   Other financial liabilities

  Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortised cost using the effective interest rate method, with interest expense recognised on an effective yield basis.

  (xi)  Derivative financial instruments and hedge accounting

  The Company's activities expose it primarily to the financial risks of changes in foreign exchange currency rates (see note 30). The Company uses foreign exchange forward contracts to hedge these exposures. The Company does not use derivative financial instruments for speculative purposes. The use of financial derivatives is governed by policies approved by the Executive Board, which provide written principles on the use of financial derivatives.

  Changes in the fair value of derivative financial instruments that are designated as effective hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement.

  Changes in fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

  Hedge accounting is discontinued when the derivative financial instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the derivative financial instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

(i)    Inventories

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

        Allowance for slow moving, excess and obsolete, and otherwise unsaleable inventory is recorded based primarily on either the Company's estimated forecast of product demand and production requirement for the next twelve months or historical trailing twelve month usage. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories based on previous experience.

(j)    Operating Result

        Operating result is stated before finance income, finance expense and tax.

(k)   Impairment of property, plant and equipment and intangible assets

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

        Property, plant and equipment as well as other intangible assets are tested for impairment, where there is any indication that the asset may be impaired. Impairment losses on such assets are recognised, to the extent that the carrying amount exceeds either the net realisable value that would be obtainable from a sale in an arm's length transaction, or the value in use.

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

(l)    Earnings per share

        Basic earnings per share are computed by dividing net income (loss) by the weighted average number of issued common shares and AIXTRON ADS (see note 23) for the year. Diluted earnings per share reflect the potential dilution that could occur if options issued under the Company's stock option plans were exercised and convertible bonds were converted, unless such conversion had an anti-dilutive effect.

(m)  Convertible bonds

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest rate method.

(n)   Employee benefits

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

  Actuarial gains and losses are recognised in the income statement at each balance sheet date.

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

(o)   Provisions

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

  (i)    Warranties

  The Company offers one to two year warranties on all of its products. Warranty expenses generally include cost of labor, material and related overhead necessary to repair a product free of charge during the warranty period. The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations from which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognised. Factors that affect the Company's warranty liability include the historical and anticipated rates of warranty claims and cost per claim.

  The Company accrues material and labor cost for systems shipped based upon historical experience. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

  (ii)   Onerous contracts

  A provision for onerous contracts is recognised when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(p)   Revenue

        Revenue is generated from the sale and installation of equipment, spare parts and maintenance services. The sale of equipment involves a customer acceptance test at AIXTRON's production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated terms and conditions of business.

        Revenues from the sale of products that have been demonstrated to meet product specification requirements are recognised upon shipment to the customer, if a full customer acceptance test has been successfully completed at the AIXTRON production facility and the risk has passed to the customer.

        Revenue relating to the installation of the equipment at the customer's site is recognised when the installation is completed and the final customer acceptance has been confirmed. The portion of the contract revenue deferred until completion of the installation services is determined based on either the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

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

(q)   Expenses

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

(r)   Other operating income

  Government grants

  Government grants awarded for project funding are recorded in "Other operating income" if the Research and Development costs are incurred and provided that the conditions for the funding have been met.

(s)   Tax

        The tax expense represents the sum of the tax currently payable and deferred tax.

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

        A deferred tax asset is recognised only to the extent that it is probable that future taxable profits can be set off against tax credits and tax loss carry forwards. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit can be realised. The recoverability of deferred tax assets is reviewed at least annually.

(t)    Segment reporting

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

        Accounting standards applied in segment reporting are in accordance with the general accounting policies as explained in this section. The disclosed revenues earned with other segments are at arm's length.

(u)   Cash flow statement

        The cash flow statement is prepared in accordance with IAS 7. Cash flows from operating activities are prepared using the indirect method. Cash inflows and cash outflows from taxes and interest are included in cash flows from operating activities.

(v)   Recently issued accounting standards

        In the current year, the company has adopted IFRS 7 Financial Instruments: Disclosures which is effective for annual reporting periods beginning on or after January 1, 2007, and the related amendment to IAS 1: Presentation of Financial Statements. The impact of the adoption of IFRS 7 and the amendment to IFRS 1 has been to expand the disclosures provided in these statements concerning the company's financial instruments and management of capital. Four interpretations issued by the International Financial Reporting Interpretation Committee are effective for the current period. These are: IFRIC 7 Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies; IFRIC 8 Scope of IFRS 2; IFRIC 9 Reassessment of Embedded Derivatives; and IFRIC 10 Interim Financial Reporting and Impairment. The adoption of these interpretations has not led to any changes in the Company's accounting policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

        The following list shows IFRS Standards and Amendments to IFRS not compulsory and not applicable for reporting periods ended on December 31, 2007. These standards were not applied earlier than required. AIXTRON is currently analysing the impact of the new standards on its consolidated financial statements. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial statements.

IFRS 8	Operating Segments Issued: November 2006
IFRIC 11	IFRS 2—Group and Treasury Share Transactions Issued: November 2006
IFRIC 12	Service Concession Arrangements Issued: November 2006
IFRIC 13	Customer Loyalty Programmes Issued: October 2007
IFRIC 14	IAS 19—The Limit of a Defined Benefit Asset. Minimum Funding Requirements and their Interaction Issued: October 2007
Amendment to IAS 23	Borrowing Costs Issued: March 2007

3.     Segment reporting

        The following segment information has been prepared in accordance with IAS 14 "Segment Reporting". As AIXTRON has only one reportable business segment (see note 2(t)), the segment information provided relates only to the Company's geographical segments, this being secondary segment information.

        The Company markets and sells the majority of its products in Asia, Europe and the United States, mainly through its direct sales organisation and cooperation partners.

        In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

        Segment capital expenditure consists of the total additions to segment assets that are expected to be used for more than one period.

Geographical segments

		Asia	Europe	United States	Consolidation		Group
		(in EUR thousands)
Revenues realised with third parties	2007 2006 2005	174,133 135,223 103,036	18,786 22,232 22,052	21,896 14,230 14,314			214,815 171,685 139,402

Total segment revenues	2007	174,133	18,786	21,896	0		214,815

	2006	135,223	22,232	14,230	0		171,685

	2005	103,036	22,052	14,314	0		139,402

Segment assets	2007 2006 2005	10,034 12,967 13,841	250,782 231,370 214,775	80,044 91,158 98,795	(130,210 (132,530 (127,862	) ) )	210,650 202,965 199,549
Segment capital expenditures	2007 2006 2005	25 202 308	6,188 1,953 10,213	1,892 700 93,262			8,105 2,855 103,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment reporting (Continued)

        Revenues are shown in the following table:

	2007	2006	2005
	(in EUR thousands)
Revenues for sale of goods	213,357	169,759	137,306
Revenues for service and repair	1,458	1,926	2,096

Total of revenues realised with third parties	214,815	171,685	139,402

Finance Income	1,857	1,003	693

	216,672	172,688	140,095

        Revenues for sale of goods in 2005 include revenues from barter transactions in the amount of kEUR 3,701.

4.     Acquisition of subsidiaries in 2007

        All acquisitions are accounted for using the purchase method of accounting.

        On October 4, 2007 AIXTRON Ltd, Cambridge UK, acquired 100% of the issued share capital of Nanoinstruments Ltd. The consideration was an initial payment of kEUR 430 on October 4, 2007, a second payment of kEUR 430 on January 2, 2008 and further payments of up to kEUR 2,578, depending on the level of future sales up to December 31, 2011. Nanoinstruments Ltd manufactures PECVD equipment for the production of carbon nanotubes and nanowires. The business was transferred to AIXTRON Ltd on the October 4, 2007.

        The net assets acquired and the consideration was:

	Carrying amount	Fair value adjustment	Acquisition cost
	(in EUR thousands)
Intangible assets	0	823	823
Inventories	40	0	40
Trade and other receivables	3	0	3
Cash and cash equivalents	80	0	80

Acquired assets	123	823	946

Trade and other payables	(83)	0	(83)
Current tax liabilities	(8)	0	(8)
Deferred tax liabilities	0	(228)	(228)

Acquired liabilities	(91)	(228)	(319)

Net assets	32	595	627

Goodwill arising on acquisition			278
Total purchase price			905
(in EUR thousands)
Satisfied by:
Cash paid October 4, 2007	458
Cash payable January 2, 2008	447

905

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     Acquisition of subsidiaries in 2007 (Continued)

Net cash outflow arising on acquisition

(in EUR thousands)
Cash consideration	430
Directly attributable cost paid	28
Less: cash and cash equivalents acquired	(80)

378

        In 2006 the former AIXTRON, Inc., Atlanta was merged into Genus, Inc., Sunnyvale. The resulting entity was renamed AIXTRON, Inc., Sunnyvale (see note 34). All disclosures relating to the acquisition of the former Genus, Inc. are described as referring to "former Genus" or "Genus".

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

        As part of the acquisition of Genus by AIXTRON all Genus, Inc. shares were exchanged for AITRON American Depositary Shares (ADS) in a stock-for-stock transaction. The shareholders of Genus received 0.51 AIXTRON ADS in exchange for each Genus common share. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share.

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

(in EUR thousands)
Fair value of an AIXTRON share of common stock as of March 14, 2005 (20,539,956 shares at 3.72 € per share)	76,409
Fair value of the stock options granted by Genus, Inc.	2,494
Fair value of the convertible bond issued by Genus, Inc.	3,799
Acquisition-related costs	9,403

92,105

        The fair value of shares granted by AIXTRON AG was calculated as the quoted share price at the transfer date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     Acquisition of subsidiaries in 2007 (Continued)

        The following table summarises the effect of the fair value adjustments on the assets acquired and liabilities assumed at the date of acquisition:

	Carrying amount	Fair value adjustment	Acquisition cost
	(in EUR thousands)
Current assets	28,435	(6,761)	21,674
Property, plant and equipment	9,918	(5,684)	4,234
Other intangible assets	0	24,316	24,316
Other assets	580	(412)	168

Acquired assets	38,933	11,459	50,392

Current liabiliites	15,399	5,778	21,177

Acquired assets less liabilities	23,534	5,681	29,215

Goodwill arising on acquisition			62,890
Total purchase price			92,105

        The intangible assets acquired were classified according to the following categories:

(in EUR millions)
Customer base	9.2
Product and technology know-how	15.1

24.3

        Goodwill was recognised in the course of the transaction. The book value of the goodwill developed as follows:

	2007	2006
	(in EUR thousands)
Carrying amount at January 1	50,807	57,032
Additions at date of first-time consolidation	0	0
Subsequent fair value adjustment	0	(397)
Impairment	0	0
Effects from currency translation	(5,300)	(5,828)

Carrying amount at December 31	45,507	50,807

        In 2007 the Genus goodwill is unchanged except for exchange rate differences.

        The following table summarises pro forma financial information assuming the Genus acquisition had occurred on January 1, 2004. This pro forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the date presented and should not be taken as representative of future consolidated results of operation or financial position.

	January 1–December 31,
	2005	2004
	(in EUR thousands)
Revenues	143,381	172,552
Net loss	(60,255)	(10,292)
Earnings per share
—basic	(0.73)	(0.12)
—diluted	(0.73)	(0.12)

        The consolidated loss for the year 2005 includes a net loss of kEUR 30,722, arising in the original Genus group since the acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     Research and development

        Research and development costs, before deducting project funding received, were kEUR 26,532, kEUR 23,942 and kEUR 30,514 for the years ended December 31, 2007, 2006 and 2005 respectively.

        After deducting project funding received and not repayable, net expenses for research and development were kEUR 23,803, kEUR 19,397 and kEUR 27,627 for the years ended December 31, 2007, 2006 and 2005 respectively.

        Research and development expenses in 2007 include impairment expenses for property, plant and equipment in the amount of kEUR 332 (2006: kEUR 816; 2005: kEUR 1,601) and for intangible assets in the amount of kEUR 0 (2006: kEUR 0; 2005: kEUR 3,701) (see notes 12 and 13 for details).

6.     Other operating income

	2007	2006	2005
	(in EUR thousands)
Research and development funding	2,729	4,545	2,887
Income from resolved contract obligations	675	548	720
Income from the reversal of provisions and the write-off of debts	1,727	1,883	837
Other grants, reimbursements and costs passed on	0	99	369
Compensation payments	2	12	69
Rental income	0	0	22
Foreign exchange gains	889	1,059	9
Other	590	322	652

	6,612	8,468	5,565

        The amount of exchange gain recognised in profit or loss except for those arising on financial instruments measured at fair value through profit or loss was kEUR 1,165 (2006: kEUR 468, 2005: kEUR 9).

7.     Other operating expenses

	2007	2006	2005
	(in EUR thousands)
Foreign exchange losses	575	905	2,063
Losses from the disposal of property, plant and equipment	6	125	217
Additions to allowances for receivables or write-off of receivables	481	216	102
Other	218	389	518

	1,280	1,635	2,900

8.     Personnel expense

	2007	2006	2005
	(in EUR thousands)
Wages and salaries	38,823	35,652	34,633
Social insurance contributions	4,241	4,222	4,236
Decrease/Increase in defined benefit plan obligations	(106)	5	276
Expense for defined contribution plans	824	701	151
Stock option expense	1,247	1,450	1,801

	45,029	42,030	41,097

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Net finance income

	2007	2006	2005
	(in EUR thousands)
Interest income from financial assets	1,857	1,003	693
Interest expense from financial liabilities	(99)	(56)	(233)

Net finance costs	1,758	947	460

10.   Income tax expense/benefit

        The following table shows income tax expenses and income recognised in the consolidated income statement

	2007	2006	2005
	(in EUR thousands)
Current tax expense (+)/current tax income (–)
for current year	5,022	424	282
adjustment for prior years	13	(827)	433

Total current tax expense	5,035	(403)	715

Deferred tax expense (+)/deferred tax income (–)
from temporary differences	3,718	783	(1,441)
expense from changes in local tax rate	1,518	0	0
from reversals and write-downs	(5,120)	409	1,979

Total deferred tax expense	116	1,192	538

Total income tax expense in consolidated income statement	5,151	789	1,253

        Income before taxes on income and income tax expense relate to the following regions:

	2007	2006	2005
	(in EUR thousands)
Income/(loss) before income taxes
Germany	12,892	1,389	(20,171)
Outside Germany	9,509	5,257	(32,044)

Total	22,401	6,646	(52,215)

Income tax expense
Germany	1,769	(623)	372
Outside Germany	3,382	1,412	881

Total	5,151	789	1,253

        The Company's effective tax rate is different from the German statutory tax rate of 39.45% (2006: 39.45%; 2005: 39.45%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Income tax expense/benefit (Continued)

        The following table shows the reconciliation from the expected to the reported tax expense:

	2007	2006	2005
	(in EUR thousands)
Net result before taxes	22,401	6,646	(52,215)

Income tax expense (German tax rate)	8,837	2,622	(20,599)

Effect from differences to foreign tax rates	(1,166)	(680)	1,494
Non-deductible expenses	251	528	224
Non-consideration of tax claims from loss carryforwards	(204)	104	10,467
Reversal of Allowance/write-off against deferred tax assets	(5,120)	409	1,979
Expense from changes in local tax rate	1,518	0	0
Effect of the use of loss carryforwards	(243)	(2,830)	(157)
Non-deductible impairment and amortisation of:
Goodwill, acquired customer relations and product and technology know how	873	957	8,639
Effect of permanent differences	216	252	(1,438)
Other	189	(573)	644

Income tax expense in consolidated income statement	5,151	789	1,253

Effective tax rate	23.0%	11.9%	(2.4)%

11.   Current tax assets and liabilities

        In 2007 the current tax assets and liabilities, i.e. those actually incurred because the amount of tax paid in the current or in prior periods was either too high or too low, are kEUR 59 (2006: kEUR 699) and kEUR 4,254 (2006: kEUR 536) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Property, plant and equipment

Development of property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
	(in EUR thousands)
Cost
Balance at January 1, 2006	31,113	26,728	10,414	3,949	72,204
Acquisitions	79	1,623	614	355	2,671
Disposals	82	439	1,386	1,222	3,129
Transfers	0	2,893	(112)	(2,781)	0
Effect of movements in exchange rates	(15)	(558)	(192)	(28)	(793)

Balance at December 31, 2006	31,095	30,247	9,338	273	70,953

Balance at January 1, 2007	31,095	30,247	9,338	273	70,953
Acquisitions	19	1,948	780	3,343	6,090
Disposals	0	332	219	1	552
Transfers	0	262	0	(262)	0
Effect of movements in exchange rates	(140)	(675)	(267)	0	(1,082)

Balance at December 31, 2007	30,974	31,450	9,632	3,353	75,409

Depreciation and impairment losses
Balance at January 1, 2006	8,570	13,683	7,772	0	30,025
Depreciation charge for the year	1,518	3,702	1,317	0	6,537
Impairment losses	0	0	0	816	816
Disposals	2	279	1,371	816	2,468
Transfers	0	56	(56)	0	0
Effect of movements in exchange rates	(11)	(169)	(158)	0	(338)

Balance at December 31, 2006	10,075	16,993	7,504	0	34,572

Balance at January 1, 2007	10,075	16,993	7,504	0	34,572
Depreciation charge for the year	1,489	4,158	926	0	6,573
Impairment losses	0	332	0	0	332
Disposals	0	332	185	0	517
Transfers	0	0	0	0	0
Effect of movements in exchange rates	(86)	(347)	(239)	0	(672)

Balance at December 31, 2007	11,478	20,804	8,006	0	40,288

Carrying amounts
At January 1, 2006	22,543	13,045	2,642	3,949	42,179

At December 31, 2006	21,020	13,254	1,834	273	36,381

At January 1, 2007	21,020	13,254	1,834	273	36,381

At December 31, 2007	19,496	10,646	1,626	3,353	35,121

Depreciation

        Depreciation expense amounted to kEUR 6.573 for 2007 and was kEUR 6,537 and kEUR 6,125 for 2006 and 2005 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Property, plant and equipment (Continued)

Impairments

        During 2007 an impairment loss for self-built systems of kEUR 332 (2006 kEUR 816) was recognised. Changes in the required technical specifications and a lack of usability resulted in a write-off of capitalized equipment.

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

        All impairment losses recognised during 2007, 2006 and 2005 are included in research and development costs in the income statement.

Government grants

        In 2007, the cost of machinery and equipment was reduced by kEUR 17 (2006: kEUR 622, 2005: kEUR 1,070), because of government grants. Of that amount, kEUR 0 (2006: kEUR 94, 2005: kEUR 648) has been accrued as receivable and kEUR 17 (2006: kEUR 528, 2005: kEUR 422) was paid in cash.

Construction in progress

        Construction in progress relates to self-built systems for development laboratories.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Intangible assets

Development of intangible assets

	Goodwill	Other intangible assets	Total
	(in EUR thousands)
Cost
Balance at January 1, 2006	91,780	40,443	132,223
Acquisitions through business combinations	0	184	184
Acquisitions	(397)	0	(397)
Disposals	0	2	2
Effect of movements in exchange rates	(6,901)	(2,765)	(9,666)

Balance at December 31, 2006	84,482	37,860	122,342

Balance at January 1, 2007	84,482	37,860	122,342
Acquisitions through business combinations	278	823	1,101
Acquisitions	0	928	928
Effect of movements in exchange rates	(8,111)	(2,786	(10.897)

Balance at December 31, 2007	76,649	36,825	113,474

Amortisation and impairment losses
Balance at January 1, 2006	20,778	20,677	41,455
Depreciation charge for the year	0	3,363	3,363
Disposals	0	2	2
Effect of movements in exchange rates	(1,348)	(1,275)	(2,623)

Balance at December 31, 2006	19,430	22,763	42,193

Balance at January 1, 2007	19,430	22,763	42,193
Depreciation charge for the year	0	3,175	3,175
Effect of movements in exchange rates	1,755	1,621	(3,376)

Balance at December 31, 2007	17,675	24,317	41,992

Carrying amounts
At January 1, 2006	71,002	19,766	90,768

At December 31, 2006	65,052	15,097	80,149

At January 1, 2007	65,052	15,097	80,149

At Decermber 31, 2007	58,974	12,508	71,482

Major intangible assets

        In 2005 AIXTRON acquired the customer base and product and technology know how of Genus. These assets are included in additions through business combinations for 2005. In 2007 the acquisition of Nanoinstruments Ltd resulted in the addition of that company's product and technology know-how. Customer base and product and technology know how are amortised over a period of between four and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Intangible assets (Continued)

four to six years respectively. The following table shows the development of net book values of these intangible assets at the balance sheet dates:

	Customer base	Product and technology know how
	(in EUR thousands)
Carrying amount January 1, 2006	7,144	8,991
Amortisation	1,307	1,428
Effect from currency translation	(669)	(851)

Carrying amount December 31, 2006	5,168	6,712

Carrying amount January 1, 2007	5,168	6,712
Additions through business combinations	0	823
Amortisation	1,184	1,376
Effect from currency translation	(450)	(618)

Carrying amount December 31, 2007	3,534	5,541

Amortisation and impairment expenses for other intangible assets

        Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2007		2006		2005
	Amortisation	Impairment	Amortisation	Impairment	Amortisation	Impairment
	(in EUR thousands)
Cost of sales	1,194	0	1,300	0	2,215	5,680
Selling expenses	1,322	0	1,445	0	1,414	1,866
General administration expenses	182	0	206	0	195	0
Research and development costs	477	0	412	0	457	3,701

	3,175	0	3,363	0	4,281	11,247

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

        In 2005, AIXTRON also realised an impairment loss of kEUR 1,866 on the customer base acquired from Genus as the flows of economic benefit attributable to these customers at the balance sheet date no longer reflect the original planning at the date of acquisition. In the fiscal years 2006 and 2007, no further impairment losses were required

        No reversals were made in 2007, 2006 or 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Intangible assets (Continued)

        The amortisation expected to be charged on other intangible assets in the future years is as follows:

(in EUR thousands)
2008	3,224
2009	3,195
2010	3,185
2011	1,879
2012	667

        The actual amortisation can differ from the expected amortisation.

Impairment of goodwill

        The carrying amount of goodwill at the balance sheet date by entity is as follows:

	2007	2006
	(in EUR thousands)
AIXTRON, Inc.	45,507	50,807
AIXTRON Ltd.	11,489	12,267
Epigress AB	1,791	1,791
AIXTRON KK	187	187

	58,974	65,052

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

        In 2007 and 2006 no impairment of goodwill was required.

        In 2005 the comparison of the carrying amount with the value in use showed that an impairment of the Genus goodwill of kEUR 13,705 was needed.

14.   Investment property

        The net book value at the balance sheet date of investment property amounted to kEUR 4,908 (2006: kEUR 4,908). Investment property relates to undeveloped land held for a purpose not yet determined. It may be used for a possible extension of production capacity. The carrying amount is determined using the cost model. The fair value is equal to the carrying amount. The fair value of the land at December 31, 2007 was determined using related standard land values.

15.   Other non-current assets

        Other non-current assets totalling kEUR 745 (2006: kEUR 671) include mainly rent deposits for buildings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2007	2006	2007	2006	2007	2006
	(in EUR thousands)
Property, plant and equipment	106	149	(22)	(20)	84	129
Trade receivables	105	605	0	(55)	105	550
Inventories	1,019	1,152	0	0	1,019	1,152
Employee benefits	69	155	0	0	69	155
Deferred revenues	40	60	(78)	(144)	(38)	(84)
Currency translation differences	0	0	0	0	0	0
Provisions and other liabilities	29	200	(166)	(395)	(137)	(195)
Customer advances	0	0	(251)	(220)	(251)	(220)
Other	0	18	(474)	(348)	(474)	(330)
Tax loss carryforwards	4,890	4,503	0	0	4,890	4,503
Derivative financial instruments	0	0	(494)	(280)	(494)	(280)

Deferred tax assets (+) liabilities (-)	6,258	6,842	(1,485)	(1,462)	4,773	5,380

        Deferred tax assets are recognised at the level of individual consolidated companies, in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was kEUR 623 (2006: kEUR 5,599).

        Deferred taxes for tax losses in the amount of kEUR 39,117 (2006: kEUR 57,355) and on deductible temporary differences in the amount of kEUR 18,542 (2006: kEUR 11,748) were not recognised. Tax losses in the amount of kEUR 5,044 can be used indefinitely (2006: kEUR 18,761), kEUR 6,688 expire by 2012 (2006: 8,290 by 2011) and kEUR 27,385 expire after 2012 (2006: kEUR 30,304 after 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Deferred tax assets and liabilities (Continued)

        The following table shows the development of temporary differences during the financial year:

	Balance at January 1, 2006	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2006
	(in EUR thousands)
Property, plant and equipment	25	104	0	129
Trade receivables	(30)	580	0	550
Inventories	763	389	0	1,152
Provisions for pensions	167	(12)	0	155
Deferred revenues	155	(239)	0	(84)
Provisions and other liabilities	(209)	14	0	(195)
Customer advances	27	(247)	0	(220)
Other	(132)	(198)	0	(330)
Derivative financial instruments	84	(66)	(298)	(280)
Tax loss carryforward	5,481	(978)	0	4,503

	6,331	(653)	(298)	5,380

	Balance at January 1, 2007	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2007
	(in EUR thousands)
Property, plant and equipment	129	(45)	0	84
Trade receivables	550	(445)	0	105
Inventories	1,152	(133)	0	1,019
Provisions for pensions	155	(86)	0	69
Deferred revenues	(84)	46	0	(38)
Provisions and other liabilities	(195)	58	0	(137)
Customer advances	(220)	(31)	0	(251)
Other	(330)	74	0	(255)
Derivative financial instruments	(280)	63	(278)	(494)
Tax loss carryforwards	4,503	386	0	4,890

	5,380	(113)	(278)	4,992
Acquisitions				(219)

				4,773

        On 6 July 2007 tax reforms were approved in Germany. All effects that result from these tax changes have been included in the results for the year ended December 31, 2007. As a consequence of the lower German tax rates, the value of deferred tax assets reduced by EUR 1.5 m. This has been expensed as a tax charge in the Income Statement.

17.   Long-term receivables from current tax

        Long-term receivables from current tax include a receivable from corporate tax which will be refunded in equal payments over a period of ten years. The payments can be claimed at the beginning of each calendar year, starting January 1, 2008. The amount included in long-term receivables is for the amounts receivable after more than one year from the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Inventories

	2007	2006
	(in EUR thousands)
Raw materials and supplies	21,086	19,993
Work in process	35,987	27,701
Finished goods and services completed	1,507	699
Inventories at customers' locations	1,433	4,756

	60,013	53,149

	2007	2006
	(in EUR thousands)
Write-down of inventories during the year	2,140	1,915
Inventories measured at net realisable value	15,285	13,023
Inventories recognised as an expense during the period	102,445	82,792
Reversals of write-downs recognised during the year	102	992

        Inventories already shipped to customers but for which final customer acceptance is outstanding are presented as inventory at customers' locations.

        Due to changes in the opportunity to use inventories, write-downs of kEUR 102 (2006: kEUR 992) on inventories were reversed and recognised in income in the financial year.

19.   Trade receivables and other current receivables

	2007	2006
	(in EUR thousands)
Trade receivables	34,057	27,988
Allowances for doubtful accounts	(567)	(311)

Trade receivables—net	33,490	27,677

Prepaid expenses	675	1,005
Reimbursement of research and development costs	1,016	1,080
Advance payments for inventory	634	68
VAT refund claims	2,627	768
Other assets	1,328	674
Derivatives that are designated and effective as hedging instruments carried at fair value	1,875	713
Financial assets carried at fair value through the profit or loss (FVTPL)	870	142

Total other current receivables	9,025	4,450

	42,515	32,127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Trade receivables and other current receivables (Continued)

        Additions to allowances on trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances on receivables developed as follows:

	2007	2006
	(in EUR thousands)
Allowance at January 1	311	445
Translation adjustments	(8)	(17)
Impairment losses recognised	412	199
Used	(35)	(262)
Impairment losses reversed	(113)	(54)

Allowance at December 31	567	311

        Due to the worldwide spread of risks, there is a diversification of the credit risk for trade receivables. Generally, the Company demands no securities for financial assets. In accordance with usual business practice for capital equipment however, the Company mitigates its exposure to credit risk by requiring payment by irrevocable letters of credit and substantial payments in advance from most customers as conditions of contracts for sale of major items of equipment.

        At the balance sheet date two customers accounted for 18% and 12% respectively of the company's net trade receivables, no other single customer accounted for more than 10% of trade receivables. In 2006 three customers accounted for 19%, 11% and 10% respectively of trade receivables, no other customer accounted for more than 10% of receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

        Included in the Company's trade receivable balance are debtors with a carrying amount of kEUR 4,987 (2006: kEUR 23,726) which are past due at the reporting date for which the Company has not provided as there has not been a significant change in credit quality and, although the company has no collateral, the amounts are still considered recoverable.

	2007	2006
	(in EUR thousands)
1-90 days past due	4,096	20,924
More than 90 days past due	891	2,802

20.   Other financial assets

        Other financial assets of kEUR 4,831 (2006: kEUR 2,781) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

21.   Cash and cash equivalents

	2007	2006
	(in EUR thousands)
Cash-in-hand	5	5
Short term securities	0	64
Bank balances	71,938	46,682

Cash and cash equivalents in the consolidated cash flow statement	71,943	46,751

        Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

        Bank balances included kEUR 214 given as security (2006: kEUR 325) at December 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Shareholders' Equity

Subscribed capital

	2007	2006
January 1	87,836,154	87,796,614
Shares for exercise of stock options	1,302,751	39,540

Issued capital at December 31, under IFRS	89,138,905	87,836,154

Treasury shares	1,305,308	1,963,243

Stated share capital at December 31	90,444,213	89,799,397

        The share capital of the company consists of no-par value shares and was fully paid-up during 2007 and 2006. Each share represents a portion of the share capital in the amount of EUR 1.00.

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

        Both the authorised capital I and the authorised capital II have remained unchanged compared to December 31, 2006.

        At December 31, 2007, AIXTRON AG's Executive Board is authorised:

  •
  to increase, with the consent of the Supervisory Board, AIXTRON's stated share capital at any time or from time to time on or before May 17, 2010 by up to EUR 35,919,751 by issuing against either cash contribution or contribution in kind new registered no-par value shares with a proportional amount of EUR 1.00 per share in the share capital (Authorised Capital I). In this event, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders' pre-emptive right.

  •
  to increase, with the consent of the Supervisory Board, AIXTRON's stated share capital at any time or from time to time on or before May 17, 2010 by up to EUR 8,979,937 by issuing against cash contributions new registered shares without par value with a proportional amount of EUR 1.00 per share in the share capital (Authorised Capital II). In this case, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders' pre-emptive right.

        The Executive Board is also authorised, with the consent of the Supervisory Board, to define the rights embodied in a share and the other conditions and terms of the issuance of shares.

Paid-in capital

        Paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Shareholders' Equity (Continued)

Income and expenses recognised in equity

	Currency translation	Derivative financial instruments	Total
	(in EUR thousands)
Balance at December 31, 2004	(2,196)	1,324	(872)

Change in currency translation	11,616	0	11,616
Change in unrealised gains/losses before taxes	0	(2,493)	(2,493)
Deferred taxes	0	864	864

Balance at December 31, 2005	9,420	(305)	9,115

Change in currency translation	(7,871)	0	(7,871)
Change in unrealised gains/losses before taxes	0	1,122	1,122
Deferred taxes	0	(298)	(298)

Balance at December 31, 2006	1,549	519	2,068

Change in currency translation	(9,932)	0	(9,932)
Change in unrealised gains/losses before taxes	0	961	961
Deferred taxes	0	(289)	(289)

Balance at December 31, 2007	(8,383)	1,191	(7,192)

        The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the Euro.

        The item "derivative financial instruments" comprises the gain or loss on foreign currency hedge contracts deferred in equity.

23.   Earnings per share

Basic earnings per share

        The calculation of the basic earnings per share at December 31, 2007, is based on the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings per share

        The calculation of the diluted earnings per share at December 31, 2007 is based on the weighted-average number of outstanding common shares and ADS and of common shares and ADS with a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Earnings per share (Continued)

possible dilutive effect resulting from share options being exercised under the share option plan and in connection with the conversion of issued convertible bonds and other options.

	2007	2006	2005
Earnings per share
Net profit/loss attributable to the shareholders of AIXTRON AG in kEUR	17,250	5,857	(53,468)
Weighted average number of common shares and ADS at December 31	88,163,952	87,824,321	82,111,081

Earnings per share in EUR (basic)	0.20	0.07	(0.65)

Earnings per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON AG in kEUR	17,250	5,857	(53,468)
Weighted average number of common shares and ADS at December 31	88,163,952	87,824,321	82,111,081
Dilutive effect of convertible bonds	0	25,440	0
Dilutive effect of share options	783,934	52,938	0
Weighted average number of common shares and ADS at December 31 (diluted)	88,947,886	87,902,699	82,111,081

Earnings per share in EUR (diluted)	0.19	0.07	(0.65)

        The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

	2007	2006	2005
	(Number of shares)
Share options	2,151,017	5,681,172	5,357,986
Convertible bonds	0	0	25,440

	2,151,017	5,681,172	5,383,426

24.   Employee benefits

Defined contribution plan

        The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees' base salaries. In 2007 the expense recognised for defined contribution plans amounted to kEUR 824 (2006: kEUR 701, 2005: kEUR 151).

Defined benefit plan

        The Company's net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. These are final salary plans. Provisions for pensions developed as follows:

	2007	2006	2005
	(in EUR thousands)
Interest expense	44	42	38
Actuarial gains and losses	(149)	(37)	237

	(105)	5	275

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Employee benefits (Continued)

        The expense for pensions developed as follows:

	2007	2006	2005	2004
	(in EUR thousands)
Present value of net obligations at January 1	983	978	703	37
Income/Expense recognised in consolidated income statement (see below)	(105)	5	275	0

Present value of net obligations at December 31 = Total provisions for pensions at December 31	878	983	978	37

        In the income statement, the income (2006, 2005 expense) of kEUR 105 (2006: kEUR 5; 2005: kEUR 275) is recognised in general administration expense.

        The following table shows the principal actuarial assumptions:

	2007	2006
Biometrical calculation assumptions	Heubeck tables 2005G	Heubeck tables 2005G
Interest rate at December 31	5.40%	4.50%
Expected salary increase	0.00%	0.00%
Expected pension increase	1.75%	1.50%

        In the three years ending 2007 no payments were made under these plans. The Company assumes that there will be no pension payments in the next ten years. The value of the obligations from pension plans is determined annually at December 31.

25.   Share-based payment

        The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

        In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The options were exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Vested options were only permitted to be exercised when the performance of the AIXTRON stock exceeds the performance of the Technology AS Price Index (formerly the New Market Index) by at least 5% in the reference period or when the turnover reported by AIXTRON rose by at least 25% per year and the profit/revenue ratio was at least 12%. The period when the exercise of the options under those conditions could take place has now lapsed. Regardless of fulfilment of the conditions, the stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. All options are settled by physical delivery of shares. Upon exercise of options new shares are issued. Under this plan 1,203,273 options for the purchase of 1,878,418 commons shares were outstanding as of December 31, 2007.

        In 2002, options were granted with the exercise price slightly less than fair market value. Fair market value is determined based upon the closing trading price on grant date.

AIXTRON stock option plan 2002

        In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Share-based payment (Continued)

plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus a premium of 20% over the average closing price. No grants were issued with a strike price less than fair market value. All options are settled by physical delivery of shares. Upon exercise of options new shares are issued. A total of 2,365,509 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2007.

AIXTRON stock option plan 2007

        Under the AIXTRON Stock Option Plan 2007, 759,100 Share Options were granted which are authorized to purchase 759,100 shares of common stock. 50% of the granted options may be executed after a waiting period of not less than two years, further 25% after three years and the remaining 25% after at least four years. The options expire 10 years after they have been granted. Under the terms of the 2007 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date.

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

        A total of 247.099 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2007. Upon exercise of options new shares are issued from the trust (see note 22).

Summary of stock option transactions

AIXTRON share options

	2007		2006
	Number of shares	Average exercise price (EUR)	Number of shares	Average exercise price (EUR)
Balance at January 1	5,060,565	12.93	3,932,501	16.46
Granted during the year	759,100	10.09	1,616,100	3.83
Exercised during the year	644,336	4.06	0	0.00
Forfeited during the year	172,302	9.56	488,036	11.23

Outstanding at December 31	5,003,027	13.76	5,060,565	12.93

Exercisable at December 31	819,733	19.66	1,073,466	15.80

Genus share options

	2007		2006
	Number of shares	Average exercise price (USD)	Number of shares	Average exercise price (USD)
Balance at January 1	994,469	5.47	1,365,076	5.47
Exercised during the year	658,371	5.39	39,540	2.61
Expired during the year	88,999	4.72	179,669	5.51
Forfeited during the year	0	0.00	151,398	5.98

Outstanding at December 31	247,099	5.95	994,469	5.47

Exercisable at December 31	182,896	6.66	766,051	5.54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Share-based payment (Continued)

        The weighted-average share price of the options exercised was US$ 5.39. The intrinsic value of options exercised amounted to kUSD 3,548.

        The employees of Genus Inc. held 484,508 stock options representing the right to receive 247,099 ADS of AIXTRON AG as of December 31, 2007. As part of the Genus, Inc. transaction, a trust for the employee stock options of Genus Inc. was set up, into which ADS of AIXTRON AG were deposited after the capital increase on March 14, 2005.

AIXTRON stock options as of December 31, 2007

Exercise price (EUR)	Outstanding	Exercisable	Average option life (in years)
3.10	229,539	66,818	5.50
3.83	1,485,900	0	8.50
6.17	650,070	245,350	6.50
7.48	657,730	0	9.50
10.09	759,100	0	10.00
18.70	406,824	406,824	6.50
26.93	410,900	0	8.50
67.39	402,964	100,741	7.50

	5,003,027	819,733

Genus stock options as of December 31, 2007

Range of exercise prices (USD)	Average exercise price (USD)	Outstanding	Exercisable	Average option life (in years)
3.45 to 4.69	3.61	113,548	55,445	6.8
5.00 to 6.90	5.76	26,338	22,921	6.4
7.20 to 9.41	8.11	103,133	100,461	5.9
11.53 to 12.73	12.55	4,080	4,069	5.9

		247,099	182,896

Assumptions used to calculate fair values and share-based payment expenses

        The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a binomial lattice model. In accordance with IFRS 2 the measurement includes only options which were granted after November 7, 2002. In 2007, the personnel expenses from share-based payments were kEUR 1,250 (2006: kEUR 1,450; 2005: kEUR 1,801). As at December 31, 2007 an amount of kEUR 4,872 relating to stock options granted prior to that date has not yet been recognised as a personnel expense. This amount will be charged over the period to 2012. The expected allocation of the expense is as follows: 2008: kEUR 1,928, 2009: kEUR 1,643, 2010: kEUR 883 and after 2011: kEUR 418.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Share-based payment (Continued)

AIXTRON share options granted

	in 2007	in 2006	in 2004	in 2003
Fair value on grant date	4.34 €	1.53 €	3.08 €	1.78 €

Price per share	8.69 €	2.71 €	4.84 €	2.79 €
Exercise price	10.09 €	3.83 €	6.17 €	3.10 €
Expected volatility	52.48%	65.59%	73.54%	73.76%
Option life	10.0 years	10.5 years	10.5 years	10.5 years
Expected dividend payments	0.00 €	0.00 €	0.00 €	0.00 €
Risk-free interest rate	4.06%	3.90%	4.38%	4.40%

Genus share options granted

	in 2005	in 2004	before 2004
Average fair value on grant date	1.30 $	1.65 $	2.68 $

Average price per share	2.04 $	2.51 $	3.97 $
Average exercise price	2.04 $	2.51 $	3.97 $
Average expected volatility	91.76%	95.38%	104.20%
Average option life	10 years	10 years	9.53 years
Average expected dividend payments	0.00 $	0.00 $	0.00 $
Average risk-free interest rate	4.11%	4.27%	4.18%

        The expected volatility is based on historic volatility.

26.   Accruals and provisions

        Development and breakdown of provisions:

	01.01.2007	Exchange rate differences	Usage	Reversal	Addition	31.12.2007	thereof short term
	(in EUR thousands)
Provisions for pensions	983	0	105	0	0	878	0
Provisions for personnel expenses	2,574	(149)	2,142	4	3,954	4,233	4,233
Warranties	1,994	(141)	810	194	2,266	3,115	3,115
Onerous contracts	2,567	(230)	326	293	89	1,807	354
Provisions for commissions	1,747	(39)	1,264	213	1,006	1,237	1,237
Hedges	0	0	0	0	912	912	912
Other	5,739	(50)	4,428	389	5,790	6,665	6,622

Total	15,604	(609)	9,075	1,093	14,017	18,847	16,473

thereof long term							2,374

							18,847

Provisions for pensions

        The provisions for pensions are commented on in note 24.

Provisions for personnel expenses

        These include mainly provisions for holiday not yet taken and bonuses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Accruals and provisions (Continued)

Provisions for onerous contracts

        These include provisions for contracts connected with obligations, including rent payable and contract risks.

Fair value of derivative financial instruments

	2007	2006
	(in EUR thousands)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward foreign currency contracts	138	0
Financial assets carried at fair value through the profit or loss (FVTPL)
Foreign currency options	774	0

Fair value of derivative financial instruments	912	0

Other provisions

        Other provisions include auditors' fees in the amount of kEUR 729.

27.   Trade payables and other current liabilities

        The liabilities consist of the following:

	2007	2006
	(in EUR thousands)
Trade payables	23,761	29,926

Other liabilities from grants	489	570
Wage and church tax due, social security contributions	481	434
VAT due	127	221
Other liabilities	206	218

	1,303	1,443

	25,064	31,369

        The carrying amount of trade payables and other current liabilities approximates their fair value. Trade payables generally fall due for payment within 90 days of receipt of the relevant goods or services.

28.   Convertible bonds and options

        There are no liabilities from convertible bonds at 31.12.2007 (2006: kEUR 3).

        During 2007, 2006 and 2005 no bonds were converted into common stock.

29.   Financial instruments

        Details of the significant accounting policies and methods, the basis of measurement that are used in preparing the financial statements and the other accounting policies that are relevant to an understanding of the financial statement are disclosed in note 2 to the financial statements.

Financial risk management objectives

        The group seeks to minimise the effects of any risk that may occur from any financial transaction. Key aspects are the exposures to liquidity risk, credit risk, interest rate risk and currency risk arising in the normal course of the Company's business.

        The Aixtron Group's central management co-ordinates access to domestic and international financial institutions and monitors and manages the financial risks relating to the operations of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.   Financial instruments (Continued)

Group through internal risk reports which analyse exposure to risk by likelihood and magnitude. These risks cover all aspects of the business, including financial risks, and the risk management system is in accordance with the corporate governance recommendations specified in the German Corporate Governance Code.

        Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates.

Liquidity risks

        At 31 December 2007, the Company had no borrowings (2006 nil) and kEUR 71,943 in cash and cash equivalents (2006 kEUR 46,751).

Credit risks

        Financial assets generally exposed to a credit risk are trade receivables (see note 19) and cash and cash equivalents.

        The Company's cash and cash equivalents are kept with banks which have a good reputation.

Market risks

        The company's activities expose it to the financial risks of changes in foreign currency exchange rates and interest rate risks. The company does not use derivative financial instruments to manage its exposure to interest rate risk. Cash deposits are made with the company's bankers at the market rates prevailing at inception of the deposit for the period and currency concerned. There has been no change to the Company's exposure to market risk or the manner in which it manages and measures the risk.

Foreign currency risk

        The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts to hedge the exchange rate risk arising on the export of equipment. The main exchange rates giving rise to the risk are those between the U.S. dollar, pound sterling and Euro.

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2007	2006	2007	2006
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
US Dollars	(34,536)	(22,193)	37,070	33,075
GB Pounds	(7,140)	(5,897)	5,655	2,088

        Exposures are reviewed on a regular basis and are managed by the Company through sensitivity analysis.

Foreign currency sensitivity analysis

        The company is mainly exposed to US Dollar and Pound Sterling exchange rate risks through its worldwide activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.   Financial instruments (Continued)

        The following table details the company's sensitivity analysis to a 10% increase in the value of the Euro against the dollar and pound. A positive number below indicates an increase in profit and other equity, a negative number indicates a reduction in profit and other equity.

	USD Currency impact		GBP Currency impact
	2007	2006	2007	2006
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Profit or loss	(2,996)	(1,259)	48	313
Other equity	757	(6,071)	(5,511)	(2,879)

        The sensitivity analysis represents the foreign exchange risk at the year end date only. It is calculated by revaluing the Group's financial assets and liabilities, existing at 31 December, denominated in US Dollars or British Pounds, by 10%. It does not represent the effect of a 10% change in exchange rates sustained over the whole of the financial year, only the effect of a different rate occuring on the last day of the year.

Forward foreign exchange contracts

        The company enters forward foreign exchange contracts to cover receipts from highly probable forecast sales denominated in US dollars.

        The following table details the forward foreign currency contracts outstanding as at the reporting date:

	Foreign Currency		Contract Amount		Fair Value
	2007	2006	2007	2006	2007	2006
	($000s)	($000s)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash flow hedges
Sell US Dollars buy Euros
Less than 3 months	17,700	—	12,816	—	828	—
3 to 12 months	19,000	—	13,909	—	1,047	—
Sell US Dollars buy GB pounds
Less than 3 months	21,000	4,500	14,293	3,603	28	183
3 to 12 months	63,000	13,500	42,880	10,810	(166)	530
Fair Value Hedges through the Profit or Loss
Options to sell US Dollars buy Euros
Less than 3 months	10,600	—	7,153	—	242	—
3 to 12 months	23,900	—	16,129	—	628	—
Options to sell US Dollars buy GB pounds
Less than 3 months	12,000	—	8,168	—	(109)	—
3 to 12 months	36,000	—	24,503	—	(666)	—
Sell US Dollars buy Euros
Less than 3 months	—	21,000	—	15,984	—	95
3 to 12 months	—	19,000	—	14,356	—	47

Foreign currency cash flow hedges

        At December 31, 2007, the aggregate amount of unrealised gains on forward foreign exchange contracts deferred in the hedging reserve relating to the exposure on these anticipated future transactions is kEUR 1,191 (2006 kEUR 519). It is anticipated that the sales will take place during 2008 at which stage the amount deferred in equity will be released into profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.   Financial instruments (Continued)

        The unrealised gains of kEUR 519 (December 31, 2005: losses (kEUR 377) included in income and expenses recognised in equity as of December 31, 2006 were fully reversed and recognised in income statement at maturity date of the contracts in the financial year. The gains actually realised in 2007 were kEUR 1,001 (2006: losses kEUR 149.

Foreign currency option contracts

        The company has also entered into option contracts to hedge the exchange rate risk on US dollar sales proceeds in 2008. The contracts are classified as at fair value through the profit and loss account.

        Unrealised losses of kEUR 870 (2006 unrealised gains kEUR 142) on forward exchange contracts are recognised in Other Operating Income in the profit and loss statement.

Fair values

        The fair values and the carrying amounts of the financial instruments shown in the balance sheet are shown in the following table. Financial assets are classified into categories.

FINANCIAL ASSETS 2007	Cash and cash equivalents	Loans and receivables	Held to-maturity investments	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash and cash equivalents	71,943	0	0	0	0	71,943
Other financial assets	0	0	4,831	0	0	4,831
Other non-current assets	0	1,241	0	0	0	1,241
Trade receivables	0	33,490	0	870	1,875	36,235

Total	71,943	34,731	4,831	870	1,875	114,250

FINANCIAL LIABILITIES 2007	Cash and cash equivalents	Loans and receivables	At amortised cost	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Other current liabilities	0	1	0	0	0	1
Fair values of derivatives financial instruments	0	0	0	774	138	912
Trade payables	0	0	23,761	0	0	23,761
Advanced payments from customers	0	0	49,988	0	0	49,988
Convertible bonds	0	0	0	0	0	0

Total	0	1	73,749	774	138	74,662

FINANCIAL ASSETS 2006	Cash and cash equivalents	Loans and receivables	Held to-maturity investments	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash and cash equivalents	46,751	0	0	0	0	46,751
Other financial assets	0	0	2,781	0	0	2,781
Other non-current assets	0	1,157	0	0	0	1,157
Trade receivables	0	27,677	0	142	713	28,532

Total	46,751	28,834	2,781	142	713	79,221

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.   Financial instruments (Continued)

FINANCIAL LIABILITIES 2006	Cash and cash equivalents	Loans and receivables	At amortised cost	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Trade payables	0	0	29,926	0	0	29,926
Advanced payments from customers	0	0	31,421	0	0	31,421
Convertible bonds	0	0	3	0	0	3

Total	0	0	61,350	0	0	61,350

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

30.   Operating leases

Leases as lessee

        Non-cancellable operating lease rentals are payable as follows:

2007
(in EUR thousands)
2008	1,643
2009	1,729
2010	1,757
2011	1,719
2012	1,481
after 2012	490

8,819

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

        The expenses for leasing contracts were kEUR 1,944, kEUR 2,004 and kEUR 2,075 for 2007, 2006 and 2005 respectively.

31.   Capital commitments

        As of December 31, 2007, the Company had entered into purchase commitments with suppliers in the amount of kEUR 49,223 (2006: kEUR 23,377) for purchases within the next 12 months. Commitments for capital expenditures are kEUR 2,840 (2006: kEUR 44) as of December 31, 2007.

32.   Contingencies

        The Company is involved in various legal proceedings or can be exposed to a threat of legal proceedings in the normal course of business. The Executive Board regularly analyses these matters, considering any possibilities of avoiding legal proceedings or of covering potential damages under insurance contracts and has recognised, where required, appropriate provisions. The Company grants to individual customers advance payment guarantees generally existing only for a limited period of time and reflecting normal business conduct. It is not expected that such matters will have a material effect on the Company's net assets, results of operations and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.   Related parties

Identity of related parties

        Related parties of the Company are members of the executive board and members of the supervisory board.

Remuneration of Executive Board

        Active members of the executive board are remunerated as follows:

	2007	2006
	(in EUR thousands)
Short-term employee benefits	2,642	1,666

Total cash remuneration	2,642	1,666

Share-based payment	677	337

Total remuneration	3,319	2,003

        The following table shows the remuneration of the Executive Board for each individual member in 2007:

Executive Board Member	Fixed remuneration	Variable remuneration	Total monetary remuneration	Number of granted options	Option value at grant date	Total remuneration
	(kEUR)	(kEUR)	(kEUR)		(kEUR)	(kEUR)
Paul Hyland	359	517	876	52	226	1,102
Wolfgang Breme	296	259	555	52	226	780
Dr. Bernd Schulte	311	259	570	52	226	796
Dr. William W.R. Elder	468	172	640	0	0	640

Total	1,434	1,207	2,641	156	678	3,319

Remuneration of Supervisory Board

        Remuneration of the members of the supervisory board consists of the following:

	2007	2006
	(in EUR thousands)
Fixed remuneration	153	153
Variable remuneration	87	0
Attendance fee	30	30

Remuneration of Supervisory Board total	270	183

        The following table shows the remuneration of the Supervisory Board in 2007 for each individual member:

Supervisory Board Member	Fixed	Variable	Attendance Fee	Total
Kim Schindelhauer* (Chairman of the Supervisory Board)	54	31	6	91
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	27	16	6	49
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	18	10	12	40
Karl-Hermann Kuklies	18	10	0	28
Prof. Dr. Rudiger von Rosen	18	10	0	28
Joachim Simmroß*	18	10	6	34

	153	87	30	270

*
member of the audit committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.   Related parties (Continued)

        The remuneration of the Supervisory Board is included in other operating expenses (see note 7).

        The Remuneration Report which is included in the audited Corporate Governance report contains further details regarding the remuneration of Executive Board and Supervisory Board (see page 22 of the Annual Report).

34.   Consolidated entities

        AIXTRON AG controls the following subsidiaries:

		Share of capital in %
	Country	2007	2006
AIXTRON, Inc.*	USA	100	100
AIXTRON, Ltd**	UK	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
Dotron GmbH	Germany	100	100
Epigress AB	Sweden	100	100
AIXTRON KK	Japan	100	100
Genus trust***	USA	n.a.	n.a.

*
AIXTRON Inc. resulted from the merger of the former AIXTRON Inc. and Genus Inc.

**
Formerly Thomas Swan Scientific Equipment Ltd.

***
The shares in Genus trust are attributed, as beneficial owner, to AIXTRON, as control exists due to the trust relationship with AIXTRON AG see note 22).

35.   Events after the balance sheet date

        There are no events after the balance sheet, of which the directors have knowledge, which would result in a different assessment of the Company's net assets, results of operation and financial position.

36.   Auditors' fees

        Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2007	2006
	(in EUR thousands)
for audit	729	1,366
for other confirmation services	32	41
for tax advisory services	87	54
for other services	24	12

	872	1,473

        Included in the total amount of fees are fees for Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of kEUR 445 for audit (2006: kEUR 750), kEUR 32 for other confirmation services (2006: kEUR 38), kEUR 14 for tax services (2006: kEUR 43) and kEUR 24 other services (2006: kEUR 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37.   Employees

        Compared to last year, the average number of employees during the current year was as follows:

	2007	2006
Sales and service	184	175
Research & development	202	181
Production	132	128
Administration	71	78

	589	562

38.   Additional information about the cash flow statement

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

39.   Statement of compliance with the German Corporate Governance Code

        In 2007, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available to shareholders on the Company's web site www.aixtron.com.

40.   Supervisory Board and Executive Board

        Composition of the Supervisory Board as of December 31, 2007

  •
  Dipl.-Kfm. Kim Schindelhauer, Aachen, Businessman (Chairman of the Supervisory Board since 2002)

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  Deutsches Aktieninstitut e.V., Frankfurt/Main—member of the Executive Board—until June 5, 2007

  •
  Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman of the Supervisory Board since 2002)

  •
  Prof. Dr. Wolfgang Blättchen, Leonberg, business consultant, Executive Board of Blättchen & Partner AG, Leonberg (member of the Supervisory Board since 1998)

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  Marc O'Polo AG, Stephanskirchen—Chairman of the Supervisory Board

  •
  HAUBROK AG, Düsseldorf—Deputy Chairman of the Supervisory Board

  •
  APCOA Parking AG, Leinfelden-Echterndingen—member of the Supervisory Board

  •
  Gardena AG, Ulm—member of the Supervisory Board—until February 27, 2007

  •
  Datagroup IT Services Holding AG, Pliezhausen—member of the Supervisory Board

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40.   Supervisory Board and Executive Board (Continued)

  •
  Mr. Karl-Hermann Kuklies, Duisburg, businessman (member of the Supervisory Board since 1997)

  •
  Prof. Dr. Rüdiger von Rosen, Frankfurt/Main, businessman, Deutsches Aktieninstitut e.V., Frankfurt/Main—Managing member of the Executive Board (member of the Supervisory Board since 2002)

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  PriceWaterhouseCoopers AG, Wirtschaftsprüfungsgesellschaft, Frankfurt/Main—member of the Supervisory Board

  •
  Dipl.-Kfm. Joachim Simmroß, Hannover, businessman (member of the Supervisory Board since 1997)

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main—member of the Supervisory Board

  •
  GBK Beteiligungen Aktiengesellschaft, Hanover—member of the Supervisory Board—until June 30, 2007

  •
  technotrans AG, Sassenberg—Chairman of the Supervisory Board

  •
  WeHaCo Unternehmensbeteiligungs-Aktiengesellschaft, Hanover—member of the Supervisory Board

  •
  BAG Health Care GmbH, Lich—member of the Advisory Board

  •
  HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hanover—member of the Advisory Board

  •
  KAPPA opto-electronics GmbH, Gleichen—member of the Advisory Board—until April 30, 2007

  •
  Astyx GmbH, Ottobrunn—member of the Advisory Board

        The following gentlemen are members of the Company's Executive Board:

  •
  Paul Kent Hyland, Aachen, businessman, President and Chief Executive Officer

  •
  Dr. Bernd Schulte, Aachen, physicist, Chief Operating Officer

  •
  Dipl.-Kfm. Wolfgang Breme, Aachen, businessman, Chief Financial Officer

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  Deutsches Aktieninstitut e.V., Frankfurt/Main—member of the Executive Board—since June 5, 2007

  •
  Dr. William W. R. Elder, Sunnyvale, businessman, until November 30, 2007

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  Aehr Test Systems, Inc., Freemont, CA—member of the Board

  •
  Maskless Lithography, San Jose, CA—member of the Board

  •
  Skysurfer Communications, Inc., San José, CA—member of the Board

  •
  IC Spectrum, Shanghai, Peoples' Republic of China—member of the Board

41.   Critical accounting judgments and key sources of estimation and uncertainty

        The preparation of AIXTRON's Consolidated Financial Statements requires the Company to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

41.   Critical accounting judgments and key sources of estimation and uncertainty (Continued)

information available. These estimates and assumptions affect the reported amounts and related disclosures and are made in order to fairly present the Company's financial position and results of operations. The following accounting policies are significantly impacted by these estimates and judgments that AIXTRON believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

        Revenue is generally recognised in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance (see note 2 (p)). The Company believes, based on past experience, that this method of recognising revenue fairly states the revenues of the Company.

Goodwill

        As stated in the accounting policies, the Company tests at least annually whether goodwill has suffered impairment. If there is an indication, the recoverable amount of the cash generating unit has to be estimated. This is the greater of the fair value less costs to sell and the value in use. The determination of the value in use involves making adjustments and estimates relate to the projection and discounting of future cash flows. Although the Company believes the assumptions used to calculate recoverable amount are appropriate, any unforeseen changes in these assumptions could result in impairment charges to goodwill which could adversely affect the future financial position and operating results.

Valuation of Inventories

        Inventories are stated at the lower of cost and net realisable value. This requires the Company to make judgments concerning obsolescence of materials. This evaluation requires estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change.

        In future periods, write-downs of inventory may be necessary due to (1) reduced demand in the markets in which the Company operates, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for the Company's products. These factors could result in adjustment to the valuation of inventory in future periods, and significantly impact the Company's future operating results.

Income Taxes

        At each balance sheet date, the Company assesses whether the realisation of future tax benefits is sufficiently probable to recognise deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to future taxable income. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company's ability to utilize future tax benefits.

QuickLinks

TABLE OF CONTENTS
PART I
  Item 1: Identity of Directors, Senior Management and Advisers
  Item 2: Offer Statistics and Expected Timetable
  Item 3: Key Information
  Item 4: Information on the Company
  Item 4A: Unresolved Staff Comments
  Item 5: Operating and Financial Review and Prospects
  Item 6: Directors, Senior Management and Employees
  Item 7: Major Shareholders and Related Party Transactions
  Item 8: Financial Information
  Item 9: The Offer and Listing
  Item 10: Additional Information
  Item 11: Quantitative and Qualitative Disclosure about Market Risk
  Item 12: Description of Securities other than Equity Securities
PART II
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
STATEMENT OF RECOGNISED INCOME AND EXPENSE
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS