Form 20-F
period 2008-12-31
AIXTRON AG
filed 2009-03-12
CIK 1089496

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
or
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-51196

AIXTRON Aktiengesellschaft
(Exact Name of Registrant as Specified in Its Charter)

Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)

Kackertstrasse 15-17
52072 Aachen
Federal Republic of Germany
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary shares, no par value (only in connection with the listing of its American Depositary Shares on The NASDAQ Stock Market, LLC)
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2008: 90,894,616 ordinary shares, no par value.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Board ☒	Other ☐

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

ii

iii

Presentation of Information

        In this Annual Report on Form 20-F (this "report"), unless the context otherwise requires, references to "AIXTRON," "the AIXTRON Group," or "the Company" are to AIXTRON Aktiengesellschaft and its consolidated subsidiaries. Throughout this report, whenever a reference is made to AIXTRON's website, such reference does not incorporate information from the website by reference into this report.

        The Company's audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        AIXTRON publishes its audited Consolidated Financial Statements in Euros. As used in this report, "EUR," "Euro" or "€" means the single unified currency that was introduced in the Federal Republic of Germany and ten other participating member states of the European Union on January 1, 1999. "US-Dollar," "U.S$," or "USD" means the lawful currency of the United States of America. "Pound Sterling," "British Pounds," "GB Pounds" or "GBP" means the lawful currency of the United Kingdom.

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

  •
  the extent to which AIXTRON's business is impacted by global economic slowdown;

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

        You are cautioned not to place undue reliance on these forward-looking statements.

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

Five Year Financial Summary

        You should read the selected consolidated financial data set forth below in conjunction with "Item 5—Operating and Financial Review and Prospects" and AIXTRON's Consolidated Financial Statements included in this report. The historical results included below and elsewhere in this report are not necessarily indicative of AIXTRON's future performance.

As of or For the Year Ended December 31,	2008 IFRS	2007 IFRS	2006 IFRS	2005 IFRS	2004 IFRS
	(thousand EUR, except share and per share data)
Consolidated Income Statement Data:
Revenues	274,404	214,815	171,685	139,402	140,004
Operating result	32,489	20,643	5,699	-52,675	9,674
Profit/Loss attributable to the equityholders of AIXTRON AG (after taxes)	22,994	17,250	5,857	-53,468	7,681
—Basic earnings per share	0.26	0.20	0.07	-0.65	0.12
—Diluted earnings per share	0.25	0.19	0.07	-0.65	0.12
Dividends declared per common share	0.00	0.07	0.00	0.00	0.00
Consolidated Balance Sheet Data:
Total assets	314,827	296,827	263,482	237,317	176,335
Total liabilities	101,938	98,473	79,540	53,718	39,368
Minority interests	0	0	0	0	0
Total shareholders' equity	212,889	198,354	183,942	183,599	136,967
Subscribed capital	89,692	89,139	87,836	87,797	64,832
Other Data:
Adjusted weighted average number of shares outstanding
—basic	89,478,415	88,163,952	87,824,321	82,111,081	64,831,512
—diluted	90,494,901	88,947,886	87,902,699	82,111,081	65,165,246

Exchange Rate Information

        The following tables set forth, for the periods indicated, information concerning the exchange rates for Euros per US-Dollar. AIXTRON has provided these rates solely for your convenience and you should not construe these translations as a representation that Euro amounts actually represent these US-Dollar amounts or that the Euro amounts could have been, or could be, converted into US-Dollars at those rates or at any other rate. AIXTRON did not use these rates in the preparation of its financial statements included elsewhere in this report. Fluctuations in the exchange rate between the US-Dollar and the Euro will affect the US-Dollar equivalent of the Euro price of the Company's ordinary shares traded on the Frankfurt Stock Exchange and are likely to affect the market price of the Company's American Depositary Shares ("ADSs") traded on the NASDAQ Global Select Market.

        As used in this report, the term "noon buying rate" refers to the rate of exchange for Euro, expressed in US-Dollar per Euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

        The table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for

US-Dollar per Euro for AIXTRON's fiscal years. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average Rate
2008	1.4695
2007	1.3703
2006	1.2661
2005	1.2400
2004	1.2478
2003	1.1411

        The following table shows the noon buying rates for Euros in US-Dollars for the last six months.

Month ended	High	Low
February 2009*	1.3064	1.2808
January 2009	1.3946	1.2804
December 2008	1.4358	1.2634
November 2008	1.3039	1.2525
October 2008	1.4058	1.2446
September 2008	1.4737	1.3939
August 2008	1.5569	1.466

*
through February 13, 2009

        On February 13, 2009, the noon buying rate was USD 1.2879 per € 1.00.

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

The economic slowdown and the related disruptions in the banking industry may adversely impact AIXTRON's financial position and results of operations.

        Recently, the U.S. economy and several other major economies have slowed and the financial health of major banks has deteriorated. Although AIXTRON had no bank borrowings during 2008, it has cash bank deposits. AIXTRON monitors the financial condition of its banking partners, but if one of AIXTRON's banking partners were to default before AIXTRON detected the problem or took appropriate measures, this could adversely impact AIXTRON's financial position.

        The global economic slowdown and tight credit market might adversely affect AIXTRON's customers and suppliers. In addition to the potential for reduced demand, AIXTRON customers might delay or cancel orders and suppliers might delay or cancel deliveries, which could adversely affect AIXTRON's ability to align its capacity with its sales. These conditions might make it challenging for AIXTRON to plan and adapt, which could adversely impact AIXTRON's results of operations.

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

  •
  the timing of the introduction or acceptance of new products and services offered by AIXTRON or its competitors; and

  •
  exchange rate fluctuations, in particular between the Euro, the US-Dollar and the pound sterling.

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

        Revenues outside of Europe accounted for 93.3% of the Company's total revenues for the year ended December 31, 2008, versus 91.25% for the year ended December 31, 2007, and 87.05% of total revenues for the year ended December 31, 2006. Revenues from AIXTRON's Asian-based customers accounted for 86.8% for the year ended December 31, 2008, versus 81.06% for the year ended December 31, 2007, and 78.76% of total revenues for the year ended December 31, 2006. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's revenues will be subject to risks, including:

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

Exchange rate fluctuations, in particular between the Euro, the US-Dollar and the pound sterling, could adversely affect AIXTRON's ability to price its products competitively and its operating results.

        The Company's operations are conducted by entities in many countries and a substantial portion of its sales and productions costs are denominated in currencies other than the Euro. As a result, fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the pound sterling, may affect the Company's operating results. While AIXTRON has taken steps to reduce part of these currency exposures, including by entering into forward exchange contracts or options to hedge the exchange rate risk arising on the export of equipment, AIXTRON is not able to completely eliminate the risk that fluctuations in foreign currencies will adversely affect its operating results.

        Further details can be found in "Item 11, Quantitative and Qualitative Disclosure about Market Risk."

Because AIXTRON's operating income is subject to taxation in differing jurisdiction, the Company is exposed to a number of different tax risks.

        Because AIXTRON operates in a number of countries throughout the world, including the U.S., its operating income is subject to taxation in differing jurisdictions and at differing tax rates. AIXTRON seeks to organize its affairs in a tax efficient and balanced manner, taking into account the applicable regulations of the jurisdictions in which it operates. As a result of the Company's multi-jurisdictional operations, it is exposed to a number of different tax risks, including tax risks related to: income tax, value added tax, payroll tax, social security tax, customs and excise duties, sales and use tax, U.S. state tax, withholding tax requirements, tax treaty interpretation, tax credits, permanent establishments, transfer pricing on internal deliveries of goods and services (including benefit tests and requirements to prove the arm's length character of internal transactions), loss carry forwards, multi-jurisdictional double taxation, acquisitions, dispositions, reorganizations, and internal restructurings.

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

        The United States Internal Revenue Code contains special rules relating to passive foreign investment companies ("PFICs"). A United States holder who owns stock in a PFIC is generally subject to adverse tax consequences under these rules. These rules do not apply to non-United States holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. While AIXTRON believes it is currently not a PFIC, because a company's status as a PFIC is a complex, factual determination made on an annual basis, there can be no assurance that the Company will not become a PFIC in the future. Further details about the PFIC rules and their consequences to United States holders can be found under "Item 10 Additional Information—Taxation."

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

Because AIXTRON is not obligated to continue to have its ADSs listed on the NASDAQ Global Select Market, your ability to trade the ADSs may be eliminated in the future, and the market prices of the Company's ADSs and ordinary shares may be negatively affected and it may become more difficult to sell the ordinary shares.

        Because AIXTRON is not obligated to continue to have the ADSs listed on the NASDAQ Global Select Market, AIXTRON could delist its ADSs, which could adversely affect the market price for the ADSs and ordinary shares. In addition, if the ADSs are no longer listed on the NASDAQ Global Select Market, there can be no assurance that a market will develop for the ADSs and it will be more difficult for a United States holder to sell the underlying ordinary shares outside the United States.

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

Item 4:    Information on the Company

A.    History and Development of the Company

Introduction

        AIXTRON Aktiengesellschaft was incorporated as a German limited liability corporation in 1983 and converted to a stock corporation under the laws of the Federal Republic of Germany in 1997. AIXTRON is headquartered in Aachen, Germany and has wholly-owned subsidiaries in Germany, the United Kingdom, Japan, South Korea, Sweden, Taiwan and the United States. AIXTRON's principal executive office is located at Kackertstrasse 15-17, D-52072 Aachen, Germany, and the Company's telephone number there is +49-241-8909-0.

Important Events

AIXTRON AG converts to registered shares

        AIXTRON converted its entire 90,894,616 stock of bearer shares into registered shares, as of September 22, 2008. This will facilitate a more direct communication with AIXTRON shareholders. The Company believes that a more transparent shareholder structure and the potential cost savings are to the long-term benefit of AIXTRON shareholders.

Acquisition of Nanoinstruments, Ltd.

        On October 4, 2007 AIXTRON Ltd, Cambridge United Kingdom, acquired 100% of the issued share capital of Nanoinstruments Ltd., a private limited company based in Cambridge, United Kingdom. The consideration was initial payments of € 860 thousand and further payments of up to € 2,578 thousand depending on the level of future sales up to December 31, 2011. Nanoinstruments Ltd. manufactures PECVD equipment for the production of carbon nanotubes and nanowires.

Acquisition of Genus

        On March 15, 2005, AIXTRON acquired Genus, a supplier of chemical vapor deposition ("CVD") and atomic layer deposition ("ALD") technologies, which are required in the production of advanced semiconductors and hard disk drives. Genus changed its name to AIXTRON, Inc. in May 2006, although it continues to trade under the name "Genus."

        For information regarding amendments to AIXTRON's Articles of Association, refer to Item 10.B. "Additional Information—Memorandum and Articles and Association" in this report.

Capital Expenditures

        The AIXTRON Group's capital expenditures of fiscal year 2008 amounted to € 12.9 million, compared to € 8.1 million in 2007 (2006: € 2.4 million), of which € 11.6 million were related to purchases of technical equipment (including testing and laboratory equipment) and € 1.3 million were related to intangible assets. Additionally, a reduction of bank deposits totaling € 1.8 million with a maturity of at least three months is recorded in fiscal year 2008 as cash inflow from investing activities (2007 and 2006: cash outflows of € 2.1 million and € 2.8 million, respectively). All of the expenditures were funded out of operating cash flow and available cash resources.

 B.    Business Overview

Business Model

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

        AIXTRON's business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

        Demand for AIXTRON's products is driven by the sustained miniaturization, increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON's products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication of advanced microelectronic and optoelectronic devices.

        AIXTRON supplies to customers both full production-scale chemical vapor deposition systems and small scale systems for research and development use and small-scale production use.

        Environmental protection and the responsible use of resources are an essential part of AIXTRON's business strategy. The Company's engineers work diligently to continuously improve AIXTRON's systems, both in terms of resource conservation and environmentally-friendly design and function.

        For more information regarding potential factors that could adversely affect the described Company's business activities, model and strategy going forward, refer to Item 3.D. "Key Information—Risk Factors" in this report.

Employees

        AIXTRON's employees are recruited on the basis of professional and personal qualifications. Each employee's opportunities for participation and promotion are based on personal success as well as individual qualifications and abilities.

        The Company's training center offers a number of training classes, ranging from new hire induction classes to continuous education, with topics ranging from quality assurance to environmental and workplace safety management, leadership, and labor law issues. Additionally, AIXTRON supports internships and students in the writing of their diploma and doctoral theses on topics of relevance to AIXTRON.

        Due to increasing business activity, the total number of employees increased in the last three years from 566 employees at the end of 2006 by 8% to 609 and then by another 2% to 619 people at the end of 2008.

	2008*		2007		2006		2008-2007
Employees by Function	Dec 31,	%	Dec 31,	%	Dec 31,	%	abs.	%
Sales and Service	187	30%	186	31%	181	32%	1	1%
Research and Development	218	35%	210	34%	183	32%	8	4%
Manufacturing	131	21%	139	23%	128	23%	(8)	(6)%
Administration	83	13%	74	12%	74	13%	9	12%

Total	619	100%	609	100%	566	100%	10	2%

*
Excluding Executive Board and apprentices

        As of December 31, 2008, the majority of AIXTRON's worldwide employees were based in Europe and the largest group was employed in R&D and Engineering positions.

	2008*		2007		2006		2008-2007
Employees by Region	Dec 31,	%	Dec 31,	%	Dec 31,	%	abs.	%
Asia	84	14%	79	13%	73	13%	5	6%
Europe	428	69%	401	66%	364	64%	27	7%
USA	107	17%	129	21%	129	23%	(22)	(17)%

Total	619	100%	609	100%	566	100%	10	2%

*
Excluding Executive Board and apprentices

Technology, Products and Services

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

        AIXTRON's product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 × two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition ("MOCVD") or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition ("PVPD") or Organic Vapor Phase Deposition ("OVPD®") for Organic Light Emitting Diodes ("OLED") applications or Plasma Enhanced Chemical Vapor Phase Deposition ("PECVD") for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires).

        AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition ("CVD"), Atomic Vapor Deposition ("AVD®") and Atomic Layer Deposition ("ALD").

        The following table summarizes the systems technologies AIXTRON offers to its customers:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD
	CVD	PVPD	ALD
	PECVD		AVD®
Hydride Vapor Phase Epitaxie ("HVPE")
Systems	Planetary Reactor®: 200 series, G3, G4	Gen1 R&D Tool	Lynx CVD
	Close Coupled Showerhead®: CCS, CRIUS®	Gen2 Production Tool	Tricent® ALD
	Nano CVD Reactors; 'Black Magic Series'	Gen 3.5 Production Tool	Tricent® AVD®
Hot-Wall Reactors: VPseries
Potential Applications/Devices	Light Emitting Diodes ("LEDs") for lighting, signaling, and outdoor giant screens	OLEDs for displays	Metal and Oxide films for CMOS gate stacks
	Optoelectronics (photo diodes, lasers, modulators for Telecom/Datacom)	OLEDs for solid state lighting	Metal and Oxide films for capacitor structures in DRAMs and FeRAMS
	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells	TFH—Thin Film Heads for data storage hard disk drives
	High-Frequency devices (such as Hetero Bipolar Transistors and High Electron Mobility Transistors) for wireless datacom applications	Electronic semiconductor structures for flexible displays and Radio Frequency Identification Devices
Silicon Carbide ("SiC") based High Power Devices
Solar cells
Carbon Nanotubes: Structures for electronic, display & heat sink applications

        AIXTRON offers a comprehensive range of peripheral equipment and services, including products capable of monitoring the concentration of gases in the air and for cleaning the exhaust gas from metal organic chemical vapor deposition processes. AIXTRON's Global Service Organization ("GSO") provides a full range of customer services, from the initial support of the customized development of an AIXTRON system through to the final installation and ongoing training and operational support of a system. The Company also assists its customers in designing the production layouts of tubing and switching devices for the gas supply to thin film deposition systems.

Research and Development

        As a high-technology company, AIXTRON maintains a strong Research and Development ("R&D") infrastructure, with significant resources devoted to R&D projects. AIXTRON's R&D activities are critical for the Company's long-term strategy to maintain its position as one of the world's leading provider of deposition equipment for the manufacturing of complex device structures for the semiconductor industry. In 2008, AIXTRON spent € 28.3 million on Research and Development, compared to € 26.5 million in 2007 (2006: € 23.9 million). For more information regarding R&D expenses, refer to Item 5.A "Operating Results—Development of Results—Research and Development Costs" in this report.

        AIXTRON maintains and upgrades its own R&D laboratories in Aachen and Herzogenrath in Germany and in Sunnyvale, California. These in-house laboratories are equipped with AIXTRON systems for researching new equipment and processes for the production of semiconductor materials. The development process is supported by simulation techniques, which are important tools to reduce material and energy-intensive manufacturing and testing processes as well as reducing natural resource consumption to a minimum.

        AIXTRON's R&D organization works closely with its own global sales and service organization to develop systems, tailored to customers' individual needs. Moreover, AIXTRON regularly collaborates with many well-known universities and research centers worldwide and participates in numerous publicly-funded development projects.

        The following are examples of such projects:

APOLLON

        The EU-funded photovoltaic project "APOLLON" aims at the improvement of concentrator solar cells (i.e. increased efficiency, reliability, reduced cost and environmental impact), to prepare the industry for cost-effective mass production. The project consortium consists of partners from the energy industry, end users, small- and medium-sized companies and research centers. AIXTRON is expected to improve its equipment and processes such that concentrating III-V based cell efficiency can be made more commercially competitive.

DECISIF

        Within the pan-European research program MEDEA+-approved, German government-funded research project, titled "DECISIF", new transistor concepts are expected to be developed, delivering innovative switching elements for high-performance, next-generation micro-processors. The joint research project has been initiated as collaboration between a global micro-processor manufacturer (AMD), a producer of silicon-wafers (Siltronic), AIXTRON, and two renowned German research institutes. AIXTRON's AVD/CVD cluster-tool is a key element in the targeted device improvement, and the project will support AIXTRON's activity in the optimization of new oxide material applications for silicon circuits.

MAXCAPS

        AIXTRON is also part of the pan-European MEDEA+ consortium, which aims to develop new materials for next generation capacitors and memories in the "MAXCAPS" project. The main goal of such project in the capacitors field is to increase the capacitance per surface area with very low leakage currents and excellent high frequency linearity and therefore enable integration of currently discrete components into a single chip. In the memory field DRAM structures and new Phase Change RAM ("PCRAM") materials will be evaluated. Through such project, AIXTRON is expected to improve its AVD equipment with respect to process stability, yield, low cost of ownership and reliability. The accomplishments under such project will directly strengthen AIXTRON's position as a leading manufacturer of AVD/CVD equipment.

OLED 2015

        The OLED 2015 program, funded by the German government, supports the development of OLEDs for lighting applications. As part of the OLED 2015 initiative, AIXTRON participated in the Organic Phosphorescent lights for Applications in the Lighting market 2008 project (OPAL 2008) project with the Company's OVPD® technology platform. The goal of OPAL 2008 is to develop an OLED production technology capable of manufacturing a high performance white OLED device at a target cost of a few euro cents per cm2.

ULTRAGAN

        Since August 2005, AIXTRON had participated in the EU-funded "ULTRAGAN" project which successfully ended in October 2008. Such project aimed to explore new heterostructures using InAlN/(In)GaN alloys for Ultra-high Power Microwave Transistors, replacing conventional AlGaN/GaN heterostructures. Next generation wireless network base stations, satellite communication systems and compact digital radar are just a few examples where those devices can improve the efficiency of amplifiers. Within the framework of ULTRAGAN, AIXTRON worked on the process development for the advanced heterostructures as well as on the optimization of the MOCVD equipment for this new material combination, aimed at offering optimized equipment and process know-how when the first InAlN/GaN-based products are launched in the high power electronics market sector.

Intellectual Property

        AIXTRON's success depends in part on its proprietary technology. AIXTRON secures its technology by patenting inventions and know-how, provided it is strategically expedient for the Company to do so. As of December 31, 2008, 128 patent-protected inventions were in use, of which 8 were registered in the reporting period. Patent protection for these inventions applies in the sales markets relevant for AIXTRON and at its main competitors' production locations, specifically in Europe, Japan, South Korea, Taiwan and the United States. These patents are maintained and renewed annually and will expire between 2009 and 2028.

        AIXTRON also has exclusive and non-exclusive licenses to patents owned by others covering certain AIXTRON's products, as well as SAP Software licenses.

        AIXTRON is the licensee of certain patents owned by Centre National de la Recherche Scientifique and Universal Display Corporation which are critical to the Company's operations in the fields of AVD and OVPD. Under the terms of those licenses, AIXTRON sells epitaxial reactors that manage the layering of complex materials, produced by thin film deposition processes that enable the high precision liquid injection, evaporation and gas phase deposition of metal organic materials required to produce photoelectric and electronic devices. Similar principles are employed in the design of Organic Vapor Phase Deposition equipment for use in the manufacture of organic light emitting devices. Management finds it impractical to quantify the portion of revenues attributable to products that incorporate the technology governed by these agreements because all product sales can be aggregated into one group based upon the common technology.

Manufacturing

        AIXTRON is principally involved in the final assembly stage of the production process followed by the final equipment configuration, tuning and testing processes. The Company purchases all of the components and assemblies required to manufacture the equipment from third-party suppliers. AIXTRON's contractors and suppliers are selected and qualified to be able to source, supply and/or partially assemble individual equipment parts and assemblies. There are typically several suppliers for each AIXTRON equipment component/assembly. AIXTRON anticipates continued reliance upon third party suppliers and focus its internal manufacturing efforts on the final assembly and test procedures to ensure the highest quality standards.

        Since 1994, AIXTRON has, each year, been awarded unlimited ISO-9001 certification. In December 2003, the process-oriented management system was successfully certified and subsequently audited in accordance with worldwide quality standard DIN EN ISO 9001:2000. For compliance with customer requirements and specifications, the Company works together with a series of independent certification companies, such as "TÜV" in Germany or "UL" or "ETL" in the USA.

 Marketing Channels

        The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales and service representatives. The relationships with these appointed sales and service representatives are generally terminable at the Company's will. These arrangements typically require that AIXTRON reimburse the representatives for their business expenses as well as pay specified service rates or sales commissions, which vary by geographic region.

Customers and Principal Markets

        Our semiconductor market customers are principally, but not exclusively, focused on device manufacturing of LEDs, wireless, optoelectronics, and data storage components. Some of these are vertically integrated device manufacturers who serve the entire value chain down to the end consumer (Samsung, as an example). Others (Epistar, as an example) are independent component suppliers who deliver the chips and components produced on AIXTRON equipment to the next link in the value chain, namely; the electronic device manufacturers (Nokia, as an example). Our customers also include research centers and universities. Most of the world's leading electronic device manufacturers produce in Asia. Consequently, the majority of our sales continue to be delivered into this region.

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Seasonality

        AIXTRON's business is currently not materially affected by seasonality.

Competitive Positioning

        AIXTRON's main competitor in MOCVD applications is the process equipment division of Veeco Instruments, Inc. (USA). AIXTRON also competes with a number of Asian manufacturers, including Taiyo Nippon Sanso (Japan).

        Based on market research by VLSI Research, Inc. ("VLSI") it is estimated that the share of the MOCVD equipment market (estimated 2007 total market value: USD 289m) held by AIXTRON in 2007 was around 70%. The Company's strongest competitor in terms of sales, Veeco Instruments, Inc., had an estimated market share of approximately 18% for the same period. The Company anticipates a similar 2008 market share position in the global MOCVD market, when next reported for 2008.

        For Organic Semiconductor applications, AIXTRON competes with established manufacturers such as Ulvac, Inc. (Japan), Tokki Corporation (Japan), Sumitomo (Japan), Applied Materials, Inc. (USA), Doosan DND Co., Ltd. (South Korea), Sunic System (South Korea) and a number of smaller other companies. While these competitors use established vacuum thermal evaporation ("VTE") technology and polymer technology to produce organic light emitting diodes (OLEDs), AIXTRON offers to OLED manufacturers its own highly innovative organic vapor phase deposition (OVPD®) and large area deposition technologies. In AIXTRON's opinion, due to the superior process technology and the potential for reducing manufacturing costs, OVPD® technology has the potential to compete successfully with VTE and polymer technologies. AIXTRON is potentially well positioned as a key system supplier for next generation of OLEDs and large area deposition applications, that are anticipated to be used in innovative, self-luminous displays with the potential in the future to replace current display technologies such as liquid crystal displays (LCDs) and plasma displays (PDPs) in addition to future potential lighting, solar cells, and electronic OLED applications.

        As AIXTRON and customer applications are still in the market entry phase, AIXTRON market share information is neither available nor meaningful at this point in time.

        For CVD, AVD® and ALD applications, AIXTRON competes with a variety of other equipment companies, including Applied Materials, Inc. (USA), Tokyo Electron, Ltd. (Japan), ASM International N.V. (Netherlands), Veeco Instruments, Inc. (USA), IPS Technology (South Korea), Jusung Engineering Co., Ltd. (South Korea), Aviza Technology, Inc. (USA) and Hitachi Kokusai Electric Co., Ltd (Japan). With the Company's currently available silicon semiconductor manufacturing technologies, AIXTRON is potentially well positioned for the adoption of sub 45 nm memory and logic integrated circuits (ICs). These technologies enable extremely high precision in depositing very thin material layers and facilitate the consistent coating of complex three-dimensional microelectronic device structures. These technologies offer the semiconductor industry new material coating possibilities for the next generation of computer chips and devices, and, in AIXTRON's opinion, present high development potential for the future.

        Based on market research by VLSI it is estimated that in 2007 AIXTRON held a single digit share in the developing ALD systems market (total 2007 market value: USD 236 million), and an approximate 62% share of the market for tungsten silicide CVD systems specifically sold to DRAM and NAND Flash memory chip manufactures (total 2007 market value: USD 84 million). In line with all capital equipment companies serving the memory device market, AIXTRON has experienced a significant decrease in orders and revenues from its memory customers in 2008.

Key Performance Indicators

        The Executive Board has implemented numerous systems and procedures to manage, monitor, analyze, and document Company risks and opportunities, including a Key Performance Indicator (KPI) system addressing all business areas. In 2008, the areas "Market", "Finance" and "Technology Development" were the most prominent control areas AIXTRON's Executive Board was focused on.

        In the "Market" control area, using third party reports and direct customer dialogue, AIXTRON is continuing to pursue a market-led product development strategy through the careful examination of market trends and customer requirements. Our latest common platform high capacity compound systems were available for sale twelve months before our largest competitor.

        In the "Finance" control area, the Executive Board uses a range of internal and external key performance indicators, most importantly: total sales revenue, contribution margins, net result data and cash flow. Due to the favorable market conditions, total 2008 sales revenues increased year on year and an improved net income performance was reported despite a continuation of the US dollar weakness on average in 2008 against the Euro currency.

        In the "Technology Development" control area, the Executive Board uses a range of internal and external key performance indicators, including: total sales revenue, net result data arising from new AIXTRON products launched, R&D expenditure in comparison to Sales Revenue and the Management regularly reviews project progress against target timelines and objectives. AIXTRON's latest Compound Common Platform systems made up 88% of compound system orders and 80% of compound system revenues during 2008.

Government Regulation

        Due to the nature of AIXTRON's products, the shipment of some products to customers in certain countries requires the Company to obtain an export license from legal and statutory authorities in the US, Germany, U.K. and Sweden, including, for example, the Department of State and the Department of Commerce in the U.S., the Bundesamt für Wirtschaft und Ausfuhrkontrolle ("BAFA") in Germany, and the Department of Trade and Industry in the U.K.

        Research and development activities, as well as the manufacturing and demonstration of the Company's products involve the use of potentially harmful chemical and hazardous materials and radioactive compounds and as a result, AIXTRON is subject to environmental and safety regulations in connection with its business operations.

        Because AIXTRON's securities are publicly traded in the US, the Company is also subject to the rules and regulations promulgated by the SEC, including those promulgated under the Sarbanes Oxley Act of 2002. In addition, AIXTRON is subject to the provisions of the US Foreign Corrupt Practices Act relating to the maintenance of books and records and anti-bribery.

C.    Organizational Structure

        The table below shows a list of the significant AIXTRON-subsidiaries as of December 31, 2008:

Name	Jurisdiction of Incorporation	Ownership Interest
AIXTRON Ltd.*	England and Wales	100%
AIXTRON AB**	Sweden	100%
AIXTRON Korea Co. Ltd.	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.***	USA	100%
Genus Trust****	USA	n.a.

*
former Thomas Swan Scientific Equipment Ltd.

**
former Epigress AB

***
including former Genus, Inc.

****
The shares in Genus are attributed, as beneficial owner, to AIXTRON, as control exists due to the trust relationship with AIXTRON AG.

D.    Property, Plant and Equipment

        The Company's registered office is located in Aachen, Germany, and had a total of 10 facilities worldwide, owned or rented, as of December 31, 2008:

Facility location	Use	Approx. size	Lease expiry
	(as of December 31, 2008)	(sq. m.)
Aachen, Germany (owned)	Research and Development	7,260	—*
Herzogenrath, Germany (owned)	Manufacturing, Sales and Service, Engineering, Research and Development	12,457	—*
Herzogenrath, Germany (leased)	Headquarters, Administration and Sales	2,419	31-Jul-2011
Cambridge, UK (leased)	Manufacturing, Sales and Service, Engineering	2,180	13-Sep-2014
Lund, Sweden (leased)	Engineering, Service	449	31-Dec-2011
Sunnyvale, CA, USA (leased)	Manufacturing, Sales and Service, Engineering, Research and Development	9,300	31-Dec-2012
Seoul, South Korea (leased)	Sales and Service	1,032	31-Aug-2010
Shanghai, China (leased)	Representative Office	492	30-Jun-2013
Hsinchu, Taiwan (leased)	Sales and Service	1,418	31-Dec-2011
Tokyo, Japan (leased)	Sales and Service	311	31-Mar-2010

*
owned by AIXTRON

        Agreement was reached in 2008 to sell the company facility in Aachen to the State of North Rhine-Westphalia, for the use by the University of Aachen ("RWTH"). The sale was completed in January 2009 at a selling price marginally above book-value. AIXTRON will retain a small research laboratory within the facility and therefore will continue its successful cooperation with the RWTH. The administrative headquarters and sales functions had already been relocated from the Aachen facility to the leased facility in Herzogenrath in December 2008. The proposed official transfer of the company's registered seat to the leased facility in Herzogenrath will be submitted to the Annual General Meeting in May 2009 for approval.

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

        Environmental protection and the responsible use of resources are an essential part of AIXTRON's business strategy. The Company's engineers work diligently to continuously improve AIXTRON's systems, both in terms of resource conservation and environmentally-friendly design and function. The development process is supported by simulation techniques, which are important tools to reduce material and energy-intensive manufacturing and testing processes as well as reducing natural resource consumption to a minimum.

Item 4A:    Unresolved Staff Comments

        None.

Item 5:    Operating and Financial Review and Prospects

Global Economy

        Prior events in the global financial markets have played a pivotal role in shaping the state of the global economy in 2008: what in summer 2007 appeared to be a problem limited to the US subprime loans sector, quickly spread across all other credit segments and the broader financial markets, to the point where large parts of the global financial system stopped functioning effectively. Severely impaired financial markets have also had a detrimental effect on real economies worldwide, and most developed economies have now slipped into recession.

        Consequently, central bankers around the globe reduced interest rates to historically low levels. Authorities have also recently started to pump hundreds of billions into ailing banks and financial markets, and into some segments of the real economy.

        Currency markets experienced considerable swings. In particular, the US-Dollar/Euro exchange rate displayed significant volatility during 2008. In the first half of the year, while markets initially hoped that the rest of the world could avoid most of the US' problems, the US-Dollar continued to depreciate against the Euro. The US-Dollar then appreciated strongly during the second half of the year, when it became apparent that the economic downturn would be both severe in scale and global in scope, driven mainly by the perception that the US-Dollar is a safer risk harbor in difficult times. The currency pared some of its gains in the final weeks of the year, but the US-Dollar still appreciated 4.68% during 2008 overall. However, the currency still ended the year weaker on average against 2007: the 2008 average exchange rate against the Euro was USD 1.47, more than 7% lower than the USD 1.37 average of 2007.

The Semiconductor Equipment Market

        While world real gross domestic product still grew by an estimated 3.4%* in 2008 and growth in the electronics equipment industry was 1.8%*, semiconductor industry revenues declined by an estimated 4.4%*. Spending on Wafer Front End equipment (WFE), which includes spending on deposition tools supplied by AIXTRON, decreased year on year, by an estimated 30.9%*.

*
Sources: IMF; Gartner Dataquest

        In contrast to this general industry trend, AIXTRON revenues actually increased year over year by 28% in 2008 principally due to a growing investment in AIXTRON MOCVD equipment, driven by the increasing adoption of LEDs used in lighting and backlight units for LCD displays. However, after the significant capacity investments made by the LED-manufacturers in late 2007 and early 2008, new orders for compound semiconductor equipment have been declining throughout 2008; in line with the predicted down-cycle in LED-equipment demand. The 2008 capital spending for silicon semiconductor equipment remains very restricted due to the continuously increasing pricing pressure on silicon semiconductors, especially for memory devices used in electronic consumer applications, driven by production over-capacity at the current technology nodes.

        Despite the current phasing of the previously predicted MOCVD equipment investment cycle of LED manufacturers and the suppressed silicon semiconductor capital spending, coupled with a protracted slowdown in consumer and corporate spending worldwide, the fundamental outlook of the semiconductor equipment industry remains positive in the mid to long-term. There is a significant potential for long term growth, enabling economic and environmental benefits for generations of consumers to come. None of the current difficulties, the semiconductor industry has had to face recently, deters AIXTRON from remaining focused on being a primary global market provider of high-quality deposition equipment. Once the markets start to recover, AIXTRON should continue to be in the very strong position of benefitting directly from the positive long term outlook.

AIXTRON-specific Factors

Full-year guidance fulfilled despite difficult market conditions

        With € 274.4 million of revenues, representing the strongest revenue performance in AIXTRON'S 25-year history, and with an improved operating result relative to revenues ratio of 12%, the Company was able to deliver within the range of the original full-year 2008 guidance. With the benefits of more profitable new products and an extremely cost-effective organization, which does not depend on any of the available cash bank credit lines, the Company was able to avoid the worst effects of the predicted down-cycle in LED equipment demand, the severe over-capacity in the silicon industry, the turbulent financial market conditions, the global recession, and the negative currency headwinds. Although 2009 will be even more challenging, we expect that the order backlog figure of € 105.0 million as of December 31, 2008, combined with the anticipated order intake and a highly flexible operations facility will enable efficient labor utilization and manufacturing output, despite a projected reduction in revenue in 2009.

US-Dollar/Euro—revenue/cost balance

        A weaker average US-Dollar/Euro exchange rate as described in "Global Economy" above had a negative currency effect on the AIXTRON 2008 operating results, as over 70% of the Company's sales revenue was generated in US-Dollars while more than 70% of the costs were incurred in Euros. However, due to the use of derivative financial instruments (governed by internal policies and principles on foreign exchange rate risk), improved cost-management, and more profitable new products, the positive earnings margin development was not impaired.

88% penetration of higher margin common platform systems

        In 2008, the percentage of the latest generation common platform system orders grew to approximately 88% of the total compound semiconductor system orders received (2007: 72%). The positive margin effect of increased sales of these latest generation systems helped to partially offset the negative effect of the weaker average USD/EUR-exchange rate experienced in 2008. The rapid market adoption of these high capacity MOCVD systems has been sustained by long-term purchase orders from important LED market-players such as Epistar, Samsung and many other prominent AIXTRON-customers.

More new LED backlit products

        During 2008, several manufacturers launched new LED backlit LCD devices: Samsung, Philips, Toshiba, Fujitsu, Sony and Apple are only some of the major producers who contributed to the increasing penetration rate of LEDs in products such as laptops, monitors and TVs. As an example; the 2008 penetration of LEDs in laptop computers is estimated to have reached about 10%, with strong expected market volume growth and penetration rates over the next 3-5 years. AIXTRON deposition systems sold to manufacture LEDs represented 84% (or € 206.6 million) of AIXTRON's equipment revenues versus 61% (or € 113.4 million) in 2007), growing by 82% in 2008 and reflecting the increasing adoption of LED technology.

EU phases out incandescent lighting

        In December 2008, the EU followed initiatives already taken in the US, Australia and other countries and approved a proposed EU-wide phase-out of incandescent light bulbs starting in 2009. Switching to more energy-efficient lighting such as fluorescent bulbs, halogen or LED lights will help to reduce domestic energy consumption and prevent CO2 pollution in the future. We believe that

AIXTRON will profit from this trend in the longer term, when LED solid-state lighting becomes more extensively used globally.

Low order intake for silicon equipment mirrors depressed memory market conditions

        As previously predicted, with the current severe over-capacity in the memory market, the order intake for AIXTRON silicon deposition equipment decreased in 2008 to only 5% of total order intake, due to the very restricted capital spending of AIXTRON's principal NAND flash memory and DRAM production customers. AIXTRON is currently discussing with key customers a new system technology, developed over the past three years, aimed at next-generation devices for both the memory and the logic market. The initial response from customers has been positive.

AIXTRON AG converts to registered shares

        To facilitate more direct communication with AIXTRON shareholders, AIXTRON converted its entire 90,894,616 stock of bearer shares into registered shares, as of September 22, 2008. This conversion was approved by the Annual Shareholders' Meeting on May 14, 2008. The Company believes that a more transparent shareholder structure and the potential cost savings is to the long-term benefit of AIXTRON shareholders.

Management Assessment of Company Situation

        Despite the many negative events in the global financial system, AIXTRON's Management can reflect on a very good business performance in 2008, from which the Company emerges stronger strategically, operationally and financially. Therefore, although 2009 will be a difficult year for the whole semiconductor industry, we believe that AIXTRON is better prepared than most of our competitors: We are the industry's technology and market leader, we have a close and mutually beneficial relationship with our customers and we are generating good margins and profitability for our shareholders. Our balance sheet is stronger than ever and without bank borrowings amid unprecedented economic and financial turmoil worldwide. As a result, AIXTRON's Management is looking to the future with confidence, and regards 2009 as a challenging year with equal levels of opportunity.

A.    Operating Results

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

Development of Revenues

        In fiscal year 2008, AIXTRON recorded revenues of € 274.4 million, an increase of € 59.6 million, or 28%, compared to € 214.8 million in 2007 (2006: € 171.7 million). This has been achieved despite a weaker average US-Dollar/Euro exchange rate, the general slowdown in semiconductor equipment spending, and the effects of the global recession and the credit crisis.

        The increase in revenues was largely driven by increasing sales of our compound semiconductor deposition equipment, predominantly for the production of LEDs (€ 235.7 million in 2008; € 145.2 million in 2007; € 97.0 million in 2006). Revenues from silicon semiconductor deposition equipment, NAND-Flash and DRAM-production systems, decreased in 2008 to € 11.6 million (€ 41.7 million in 2007; € 46.1 million in 2006). This is the result of the very depressed memory market conditions that exist today and consequently suppressed capital spending by AIXTRON's customers.

        Equipment sales generated 90% of revenues in 2008 2007: 87%; 2006: 83%). The remaining revenues were generated by sales of spare parts and service, which declined due to customers cutting back on spare orders and reducing spare inventories in the current environment.

	2008		2007		2006		2008-2007
	Full Year		Full Year		Full Year
Revenues by Technology	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Revenues	274.4	100%	214.8	100%	171.7	100%	59.6	28%

of which from sale of silicon semiconductor equipment	11.6	4%	41.7	19%	46.1	27%	(30.1)	(72%)
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	235.7	86%	145.2	68%	97.0	56%	90.5	62%
of which other revenues (service, spare parts, etc.)	27.1	10%	27.9	13%	28.6	17%	(0.8)	(3%)

        87% of total revenues in 2008 (2007: 81%; 2006: 79%) were delivered to customers in Asia. The remaining revenues were generated in Europe and in the United States.

	2008		2007		2006		2008-2007
	Full Year		Full Year		Full Year
Revenues by Region	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Asia	238.1	87%	174.1	81%	135.2	79%	64.0	37%
Europe	18.5	7%	18.8	9%	22.2	13%	(0.3)	(2%)
USA	17.8	6%	21.9	10%	14.2	8%	(4.1)	(19%)

Total	274.4	100%	214.8	100%	171.7	100%	59.6	28%

Development of Results

	2008		2007		2006		2008-2007
	Full Year		Full Year		Full Year
Cost Structure	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)
Cost of Sales	161.5	59%	129.8	60%	108.2	63%	31.7	24%
Gross profit	112.9	41%	85.0	40%	63.4	37%	27.9	33%

Operating Costs	80.4	29%	64.4	30%	57.7	34%	16.0	25%

Selling expenses	27.8	10%	27.2	13%	23.4	14%	0.6	2%
General and administration expenses	18.0	7%	16.0	7%	17.3	10%	2.0	13%
Research and development costs	28.3	10%	26.5	12%	23.9	14%	1.8	7%
Net other operating (income) and expenses	6.3	2%	(5.3)	(2%)	(6.9)	(4%)	11.6	(219%)

Cost of Sales

        Cost of sales increased year on year by 24% in absolute terms from € 129.8 million in 2007 (2006: € 108.2 million) to € 161.5 million in 2008, whilst cost of sales relative to revenues improved to 59% from 60% in 2007 (63% in 2006), benefitting from a more favorable product mix and a favorable currency movement towards the end of the year.

Gross Profit, Gross Margin

        The Company's gross profit increased, in line with revenues and cost of sales, by 33% to € 112.9 million in 2008 (2007: € 85.0 million; 2006: € 63.4 million), resulting in a one percentage-point higher gross margin of 41%, helped by more favorable currency exchange rates towards the end of the year.

Operating Costs

        Operating costs increased in 2008 by 25% to € 80.4 million (2007: € 64.4 million; 2006: € 57.7 million) in absolute terms. However, operating costs relative to revenues decreased from 30% in 2007 to 29% in 2008 (2006: 34%), influenced by the following factors:

Selling Expenses

        The slight increase of selling expenses by 2% to € 27.8 million (2007: € 27.2 million; 2006: € 23.4 million) was mainly due to volume related elements of expenses, including sales commissions. Selling costs relative to revenues decreased by three percentage points to 10%, reflecting the low fixed elements of expenses and lower warranty expenditures despite higher volumes.

General and administration expenses

        The general and administration expenses increased by 13% to reach € 18.0 million in 2008 (2007: € 16.0 million; 2006: € 17.3 million) principally due to variable elements of expenses and investments in infrastructure. Overall, general and administration expenses relative to revenues remained stable in 2008 and 2007 at 7%.

	2008	2007	2006	2008-2007
Key R&D Information	Full Year	Full Year	Full Year	%
R&D costs (million EUR)	28.3	26.5	23.9	7%
R&D costs, % of revenues	10%	12%	14%
R&D employees (period average)	213	210	181	1%
R&D employees, % of total headcount (period average)	35%	36%	32%

Research and Development costs

        As indicated in the table above, research and development costs increased over the last three years to € 28.3 million in 2008 due to increased development activities, including additional personnel, material expenses and depreciation. Although increasing in absolute terms, R&D costs relative to revenues decreased from 12% in 2007 to 10% in 2008 (2006: 14%). R&D-activity remains strong in the development of both silicon and compound systems, seen as a key factor supporting our technological leadership.

Personnel Costs	2008	2007	2006	2008-2007
	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Cost of Sales	13.2	12.2	12.2	1.0	8%
Selling, General and Administrative expenses	16.2	17.8	16.5	(1.6)	(9)%
Research and Development costs	16.4	15.0	13.3	1.4	9%

Total	45.8	45.0	42.0	0.8	2%

        With the number of global employees increasing by 10 to 619 at year end 2008 (2007: 609; 2006: 566 employees), personnel expenses remained virtually stable at € 45.8 million in 2008 (2007: € 45.0 million; 2006: € 42.0 million).

        Net other operating income and expenses decreased from a net income of € 5.3 million in 2007 (€ 6.9 million in 2006) to a net loss of € 6.3 million in 2008. The net other operating loss incurred in 2008 is mainly due to hedging losses of € 9.4 million incurred towards the end of the year. More details on other operating income and expenses can be found in Note 6 "Other operating income" and Note 7 "Other operating expenses" to the Company's consolidated financial statements.

Operating Result

        The operating result rose 58% from € 20.6 million in 2007 (2006: € 5.7 million) to € 32.5 million in 2008, driven largely by the 28% increase in revenues but only a 25% increase in cost of sales.

Result Before Taxes

        Result before taxes increased 59% from € 22.4 million in 2007 (2006: € 6.6 million) to € 35.7 million in 2008, in line with an improved operating income performance and higher net interest income due to higher average interest rates.

	2008	2007	2006	2008-2007
Interest & Taxes	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Net Finance Income	3.2	1.8	0.9	1.4	78%

Interest Income from financial assets	3.2	1.9	1.0	1.3	68%
Interest Expenses from financial liabilities	0.0	(0.1)	(0.1)	0.1

Taxes on Income	12.7	5.2	0.8	7.5	144%

        AIXTRON recorded a tax on income expense of € 12.7 million or an effective tax rate of 36% in fiscal year 2008. In comparison, the previous two years' effective tax rates were lower (23% of the profit before taxes in 2007; 12% in 2006) largely due to the recognition of tax losses in those years. Tax loss carry-forwards remaining unrecognized as deferred tax assets in 2008 totaled € 20.6 million (2007: € 39.1 million; 2006: € 57.3 million).

Profit/Loss Attributable to the Equityholders of AIXTRON AG (after taxes)

        The 2008 after-tax profit attributable to the equityholders of the AIXTRON Group was € 23.0 million, 33% up from the € 17.3 million in 2007 (2006: € 5.9 million).

Net Income AIXTRON AG—Use of Results

        AIXTRON AG, the parent company of the AIXTRON Group, recorded a net accumulated income in accordance with German generally accepted accounting principles, (German GAAP) based on the German Commercial Code (Handelsgesetzbuch, "HGB") of € 30.0 million for 2008 (2007: € 12.3 million; 2006: € 2.8 million). AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that a dividend of € 8.2 million or € 0.09 per share (€ 6.3 million or € 0.07 per share for 2007) be distributed. No dividend was distributed for 2006.

Development of Orders

	2008		2007		2006		2008-2007
	Full Year		Full Year		Full Year
Equipment Orders	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Equipment order intake	250.8	100%	247.7	100%	178.0	100%	3.1	1%

of which silicon semiconductor equipment	13.7	5%	39.1	16%	41.2	23%	(25.4)	(65)%
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	237.1	95%	208.6	84%	136.8	77%	28.5	14%

Equipment order backlog (end of period)	105.0	100%	132.0	100%	85.1	100%	(27.0)	(20)%

of which silicon semiconductor equipment	6.8	6%	5.8	4%	11.4	13%	1.0	17%
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	98.2	94%	126.2	96%	73.7	87%	(28.0)	(22)%

Equipment Order Intake

        AIXTRON saw a slight increase in 2008 cumulated equipment order intake, which at € 250.8 million was 1% up year-on-year (2007: € 247.7 million; 2006: € 178.0 million) and represents a healthy order intake level considering the current environment. However, quarterly order intake declined during the year (Q1: € 85.5 million, Q2: € 72.5 million, Q3: € 52.2 million, Q4: € 40.6 million), reflecting the previously predicted digestion stage in the current investment cycle in the LED industry and the arrival of the global credit crisis and recession.

        The 2008 order intake is characterized by a solid demand for compound semiconductor equipment, predominantly for the production of LED end-market applications throughout the year. Order intake for compound equipment rose by 14% to € 237.1 million from € 208.6 million in 2007 (2006: € 136.8 million), and consequently represents 95% of the total value of equipment orders received by AIXTRON in fiscal year 2008 (2007: 84%; 2006: 77%). The proportion of orders received for silicon semiconductor equipment, compared to total equipment orders received in 2008, dropped to 5%, from 16% in 2007 (2006: 23%). In absolute numbers, the order intake for silicon semiconductor equipment decreased, due to a persistently negative memory market environment with very restricted capital spending, by 65% to € 13.7 million in 2008 from € 39.1 million in 2007 (2006: € 41.2 million).

Equipment Order Backlog

        The equipment order backlog of € 105.0 million at December 31, 2008 is 20% lower than at the same point in time in 2007 (€ 132.0 million; 2006: € 85.1 million).

        The order backlog for compound semiconductor equipment was at € 98.2 million as of December 31, 2008 (94% of backlog) representing a 22% decrease year on year, in line with a difficult market environment. The remaining backlog figure of € 6.8 million (6% of backlog) is made up of silicon system orders.

        As a matter of internal policy, AIXTRON records only systems as order intake and order backlog, if the Company has received a firm purchase order, an appropriate deposit and a customer-confirmed delivery date.

B.    Liquidity and Capital Resources

Corporate Financial Management

        AIXTRON has a central financial management system to control its global liquidity, interest and currency management. The Company's need for cash is generally provided for, through operating cash flows and, to a smaller extent, through grants. AIXTRON's Management follows a strategy of financing the business primarily through equity. Furthermore, the Annual General Meeting has previously approved Management's request for conditional and authorized capital instruments that allow AIXTRON to take advantage of financing its business on the capital market if needed. Due to the potentially volatile nature of its business, a sufficient level of cash is essential to expeditiously finance potential business needs. Financial hedging instruments are used to partly offset currency effects and are not used for speculative purposes.

Funding

        The Company's stated share capital (Grundkapital) as of December 31, 2008 amounts to € 90,894,616 (December 31, 2007: € 90,444,213; December 31, 2006: € 89,799,397) divided into 90,894,616 registered shares.

        The Company has a number of stock option programs in place that grant employees the right to purchase AIXTRON shares under certain conditions. In fiscal year 2008, 553,473 options (2007: 1,302,707 options; 2006: no options) were exercised, resulting in delivery of 553,473 shares or AIXTRON-ADS. Under the 2008 tranche of the AIXTRON stock option plan 2007, 779,000 new options were granted in fiscal year 2008 (2007 tranche: 759,100 options).

        A more detailed description of the different stock option plans and a summary of all the stock option transactions can be found in Note 25 to the Company's consolidated financial statements "Share-based payment".

        The Company recorded no bank borrowings as of December 31, 2008, 2007 and 2006.

        Where necessary, AIXTRON AG provides loans and financial security facilities to its subsidiaries to enable operations to continue efficiently. The Company has granted no security interest in its own land and buildings.

        The total shareholders' equity relative to total assets ratio remained virtually stable at 68% as of December 31, 2008 compared to 67% as of December 31, 2007 (December 31, 2006: 70%), principally due to a profit related increase in equity, offsetting the increase in total assets.

        In order to support future developments, the Company continuously explores and assesses additional funding opportunities available in the market. Additional funding needs could be covered by the additional capital as authorized by the annual shareholders' meeting.

Funding Sources (EUR or number of shares)	31-Dec 2008	Approved since	Expiry Date	2008-2007	31-Dec 2007	31-Dec 2006
Issued shares	90,894,616	—	—	450,403	90,444,213	89,799,397
Authorized Capital 1
—Capital increase for cash or contribution in kind with existing shareholders' preemptive rights	35,919,751	18/05/2005	17/05/2010	0	35,919,751	35,919,751
Authorized Capital 2
—Capital increase for cash excluding existing shareholders' preemptive rights	8,979,937	18/05/2005	17/05/2010	0	8,979,937	8,979,937
Conditional Capital 1
—Convertible Bond 1997	cancelled	24/10/1997	14/05/2008		43,680	44,160
Conditional Capital 2
—Stock Options Program 1999	1,926,005	26/05/1999	31/12/2017	0	1,926,005	2,924,328
Conditional Capital 4
—Stock Options Program 2002	2,039,821	22/05/2002	31/12/2016	(450,403)	2,490,224	3,511,495
Conditional Capital I 2007
—Authorization to potentially issue convertible notes or warrants in future	35,875,598	22/05/2007	21/05/2012	0	35,875,598	—
Conditional Capital II 2007
—Stock Options Program 2007	3,919,374	22/05/2007	31/12/2018	0	3,919,374	—

        In accordance with section 71 (1) no. 8 German Corporations Act, AktG, the Company is authorized until November 13, 2009, with the approval of the Supervisory Board, to purchase its own shares representing an amount of up to € 9,044,421 of the share capital.. This authorization may not be used by the Company for the purpose of trading in own shares. The authorization may be exercised in full or in part, once or several times by the Company. The shares may be purchased (1) on the stock market or (2) by way of a public offer to all shareholders made by the Company.

        A total of 1.2 million AIXTRON shares, which were issued in connection with the acquisition of Genus, Inc. were deposited into a trust during 2005 to service the AIXTRON, Inc. employee stock options program and to cover warrants issued by AIXTRON, Inc. AIXTRON treats these specific shares as its own shares. Because AIXTRON's own shares are deducted from its subscribed capital, AIXTRON records shareholders' equity net of its own shares.

Investments

        The AIXTRON Group's capital expenditures of fiscal year 2008 amounted to € 12.9 million, (2007: € 8.1 million; 2006: € 2.4 million), of which € 11.6 million (2007: € 6.1 million; 2006: € 2.2 million) were related to purchases of technical equipment (including testing and laboratory equipment) and € 1.3 million (2007: € 2.0 million; 2006: € 0.2 million) were related to intangible assets including software licenses. The increasing capital expenditures are in line with the increasing business volume. 2008 investments in technical equipment include new laboratory development tools and investments in the facility in Herzogenrath. Investments in intangible assets in 2007 and 2008 consisted mainly of SAP software licenses.

        Additionally, the reduction in bank deposits with a maturity of at least three months totaling € 1.8 million are recorded in fiscal year 2008 as cash inflow from investing activities (2007 and 2006: cash outflows of € 2.1 million and € 2.8 million respectively).

        In 2008, net cash outflow from investing activities totaled € 11.4 million (2007: € 10.5 million; 2006: € 5.1 million).

        All 2008, 2007 and 2006 expenditures were funded out of operating cash flow and available cash resources.

Cash Flow

        Cash and cash equivalents, including bank deposits with a maturity of at least three months (for more information, refer to "—Investments" above), decreased by 8% with € 70.5 million (€ 67.5 million + € 3.0 million) year-on-year (2007: € 76.7 million; 2006: € 49.5 million). Cash inflow from higher net profit was offset by higher inventory, capital expenditures and the dividend payment as well as currency translation differences.

        There are currently no material restrictions on the Company's use of cash resources.

Assessment of Liquidity and Capital Resources

        The Company's liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that the liquidity provided by existing cash resources and financing arrangements, as well as the ability to raise equity capital, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. Should the market and economic environment currently experienced by AIXTRON change to a period of continued weakness, lower customer demand for the Company's products and services and continued fixed costs could result in cash generated by operations to be lower than forecasted and not to be sufficient. In such a situation, the Company might need to pursue accessing short-term credit facilities or additional equity financing offerings. For more information about the risks facing by the Company, refer to Item 3.D. "Key Information—Risk Factors" in this report.

C.    Research and Development, Patents and Licenses, etc.

        For information regarding research and development, patents and licenses, refer to Item 4.B. "Information on the Company—Business Overview—Research and Development", "—Intellectual Property" and Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues—Operating Costs" in this report.

D.    Trend Information

        The development of state-of-the-art deposition technology is expected to remain the Company's core competency and competitive advantage. Therefore, AIXTRON plans to further expand its established product portfolio, in the areas of compound semiconductor (MOCVD, and PECVD) equipment, organic semiconductor (OVPD®, PVPD) equipment, and silicon semiconductor (AVD®, ALD, CVD) equipment, into existing and future markets.

        AIXTRON expects to maintain its market leadership position, with an estimated market share in excess of 60% in the market for MOCVD systems. Market research company VLSI has estimated this market to be valued at USD 438.4 million by the end of 2009 (2008e: USD 464 million).

        AIXTRON plans to drive forward with its strategy to introduce its OVPD® and PVPD technologies to a broader OLED display and lighting market. With the delivery of a large-area deposition tool, which will be used within the manufacturing process of flexible organic backplanes, to Plastic Logic Ltd. in the first half of 2008, AIXTRON provided evidence of its ability to diversify its core gas phase deposition technology into new emerging markets. As with all emerging technologies, there is risk associated with the timing of AIXTRON's OVPD® and PVPD technology being adopted by the market. Estimates of an accessible OLED-market size or market share are neither available nor meaningful at this point in time.

        AIXTRON is currently at a transition stage with its silicon semiconductor technology. The current AIXTRON CVD deposition system revenues are expected to be replaced by a new system technology, developed over the past three years, and aimed at next-generation devices for both the memory and the logic market. The initial response from customers has been positive, and the Company continues to actively engage potential customers of AIXTRON's ALD and AVD® equipment in dialogue, product evaluations, system assessments and joint development programs as part of a pre-sales process in order to successfully launch the latest product technologies, as soon as the memory market has been able to address the industry's pricing and over-capacity issues. The specific market niche to be addressed by AIXTRON's ALD and AVD® systems for the production of specialized applications such as gate stacks and capacitors is estimated by Gartner Dataquest to be valued at USD 99 million by the end of 2009 (2008e: USD 145 million).

E.    Off-Balance Sheet Arrangements

        As of December 31, 2008, the Company had entered into purchase commitments with suppliers in the amount of € 15.9 million (December 31, 2007: € 49.2 million; December 31, 2006: € 23.4 million) for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2008 were € 1.8 million (December 31, 2007 € 2.8 million, December 31, 2006: € 44 thousand).

Contingencies

        The Company is involved in various legal proceedings, none of which management believes are material.

        For more information regarding contingencies, refer to Item 5.F. "Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations" in this report.

F.     Tabular Disclosure of Contractual Obligations

        In the ordinary course of business, AIXTRON's primary contractual obligations regarding cash involve purchase commitments, operating lease commitments and capital expenditures.

        The following table summarizes contractual obligations for future cash outflows as of December 31, 2008:

	Payments Due by Period
(as of December 31, 2008)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(EUR million)
Long-Term Debt Obligations	0.00	0.00	0.00	0.00	0.00
Finance lease commitments	0.00	0.00	0.00	0.00	0.00
Operating lease commitments	9.68	2.35	4.96	2.22	0.16
Purchase commitments	17.72	15.89	1.83	0.00	0.00

Total contractual obligations	27.41	18.24	6.79	2.22	0.16

        At December 31, 2007, the Company's commitments for capital expenditures were € 1.83 million (2007: € 2.84 million; 2006: € 44,000).

        No obligations for funding of pension plans existed as of December 31, 2008.

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

 Preparation of consolidated financial statements under IFRS

        The consolidated financial statements of AIXTRON AG and its subsidiaries ("AIXTRON" or "Company") have been prepared in accordance with, and fully comply with

  •
  International Financial Reporting Standards (IFRS), and the interpretations as published by the International Accounting Standards Board (IASB); and also

  •
  International Financial Reporting Standards (IFRS) as adopted for use in the European Union; and also

  •
  the requirements of Section 315a of HGB (German Commercial Law).

        In March 2008, final rules eliminating the requirement that "Foreign Private Issuers" such as AIXTRON file U.S. GAAP-based financial statements (or a reconciliation thereto) became effective with the U.S. Securities and Exchange Commission (the "SEC") accepting reporting based solely on IFRS for fiscal years ending after November 15, 2007. Consequently, beginning with fiscal year 2007, AIXTRON simplified its reporting by moving to IFRS as its sole reporting standard and discontinued reporting a reconciliation to U.S. GAAP.

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

Revenue Recognition

        Revenue is generally recognized in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance (see Note 2(p) to AIXTRON's Consolidated Financial Statements). The Company believes, based on past experience, that this method of recognizing revenue fairly states the revenues of the Company.

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

Income Taxes

        At each balance sheet date, the Company assesses whether the realization of future tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to future taxable income. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company's ability to utilize future tax benefits.

Recently Issued Accounting Standards

        The company has not adopted any new accounting standards during 2008. During 2008 four interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) became effective. IFRIC 11 IFRS 2—Group Treasury Share Transactions; IFRIC 12 Service concession Arrangements; IFRIC 14 IAS 19—The Limit of a Defined Benefit Asset and IFRIC 16—Hedges of a Net Investment in a Foreign Operation. The adoption of these interpretations has not led to any changes in the company's accounting policies.

        The following list shows IFRS standards, amendments to IFRS and to IFRIC`s not compulsory and not applicable to reporting periods ended on December 31. 2008. These standards were not applied earlier than required. AIXTRON is currently analyzing the impact of the new standards on its consolidated financial statements. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial statements.

Amendment to IAS 1	Financial Statement Presentation Phase A Issued: September 2007
Amendment to IAS 32 & IAS 1	Puttable Financial Instruments and Obligations Arising on Liquidation Issued: February 2008
Amendment to IFRS 3 & IAS 27	Business Combinations Issued: January 2008
Amendment to IFRS 1 & IAS 27	Cost of an investment in a subsidiary Issued: May 2008
Amendment to IAS 23	Borrowing Costs Issued: March 2007
Amendment to IAS 39	Eligible Hedged Items Issued: July 2008
Amendment to IAS 39 & IFRS 7	Reclassification of Financial Instruments Issued: October/November 2008
Amendment to IFRS 1	First Time Adoption of IFRS (restructured) Issued: November 2008
Amendment to IFRS 2	Vesting conditions and cancellations Issued: January 2008
IFRS 8	Operating Segments Issued: November 2006
Amendment to IFRIC 23	Borrowing Costs Issued: March 2007
IFRIC 13	Customer Loyalty Programs Issued: June 2007
IFRIC 15	Agreements for the Construction of Real Estate Issued: July 2008
IFRIC 17	Distribution of Non-cash Assets to Owners Issued: November 2008
IFRIC 18	Transfers of Assets from Customers Issued: January 2009

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

Supervisory Board

        The Supervisory Board appoints and removes from office the members of the Executive Board, who may serve for a maximum term of five years before being reappointed.

        As of December 31, 2008 AIXTRON's Supervisory Board consisted of the following six individuals:

Name	Position	Member since
Kim Schindelhauer*	Chairman of the Supervisory Board	2002
Dr. Holger Jürgensen*	Deputy Chairman of the Supervisory Board	2002
Prof. Dr. Wolfgang Blättchen*	Financial Expert/Chairman of the Audit Committee	1998
Karl-Hermann Kuklies		1997
Prof. Dr. Rüdiger von Rosen		2002
Joachim Simmroß*		1997

*
Member of the Audit Committee

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

  •
  Dipl.-Kfm. Joachim Simmroß:  Mr. Simmroß is a businessman. Since 1997, Mr. Simmroß has been a member of AIXTRON's Supervisory Board. Mr. Simmroß is also a member of the Advisory Board of WeHaCo Unternehmensbeteiligungsgesellschaft mbH, Hanover, Germany; a member of the Supervisory Board of Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main, Germany; a member of the advisory committee of BAG Health Care GmbH, Lich, Germany; a member of the advisory committee of Astyx GmbH (formerly MTS Mikrowellen Technologie und Sensoren GmbH), Ottobrunn, Germany; and a member of the advisory board of Hannover Finanz Beteiligungen und Kapitalanlagen GmbH, Hanover, Germany. Mr. Simmroß has been chairman of the Supervisory Board of technotrans AG, Sassenberg, Germany, through May 2008.

        No member of AIXTRON's Supervisory Board serves as a director of an SEC-reporting company in the United States.

        The Supervisory Board's business address is Kackertstrasse 15-17, 52072 Aachen, Germany.

Executive Board

        The Executive Board is responsible for managing the Company's business in accordance with applicable laws, AIXTRON's Articles of Association and the Bylaws of the Executive Board, and as such it represents the Company in its dealings with third parties.

        As of December 31, 2008 AIXTRON's Executive Board ("Management") consisted of the following three individuals:

Executive Board

Name	Position	First Appointment	End of Term
Paul Hyland	Chairman, President and Chief Executive Officer	April 1, 2002	March 31, 2010
Wolfgang Breme	Executive Vice President and Chief Financial Officer	April 1, 2005	March 31, 2013
Dr. Bernd Schulte	Executive Vice President and Chief Operating Officer	April 1, 2002	March 31, 2010
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

        If a change of control situation exists, Wolfgang Breme, Member of the Executive Board, is entitled to terminate the service relationship with AIXTRON with a notice period of three months to the end of the month and to resign from his post on the termination date. Mr. Breme will then be entitled to receive a settlement in accordance with the stipulations of his service contract with AIXTRON AG. A change of control situation exists if a third party or a group of third parties who contractually combine their shares in order to act subsequently as a third party, directly or indirectly holds more than 50% of the Company's authorized capital.

        The Executive Board's business address is Kackertstrasse 15-17, 52072 Aachen, Germany.

 B.    Compensation

        The Supervisory Board is responsible for establishing the structure of the remuneration system and the remuneration of the individual members of the Executive Board. It regularly discusses and reviews the remuneration structure in terms of appropriateness. In accordance with the Executive Board rules of procedure, new contracts for AIXTRON Executive Board members are generally concluded for 3 years, and contract extensions generally amount to 3 to 5 years.

        The level of remuneration of the Executive Board members of AIXTRON AG is aligned with the size of the Company, the commercial and financial situation of the Group and the level and structure of Executive Board remuneration at comparable companies. In addition, the responsibilities, experience and contribution of each individual Executive Board member are taken into account when calculating the remuneration.

        Executive Board remuneration consists of three components: fixed remuneration including benefits in kind and payments into a private pension insurance, a variable bonus and stock-based remuneration. In the Executive Board contracts of employment, an annual income is stipulated for the fixed remuneration component. The variable bonus is aligned to the consolidated net income for the year. As far as stock-based remuneration is concerned, Executive Board members participate in the AIXTRON stock option plans. The appropriateness of the above-mentioned payments is reviewed on a regular basis by the Supervisory Board.

        The fixed remuneration component is non-performance-related and is paid out on a monthly basis (13 times a year) as a salary. Additional payments in kind are made, chiefly consisting of company car usage and payments for pension insurance.

        The variable remuneration is paid from an "accrued internal bonus", the total amount of which available to be paid as a bonus to all Executive Board members is limited to the lesser of € 6.5 million and 10% of the modified consolidated net income for the year concerned. The modified consolidated net income for the year is obtained from the Company's Consolidated Financial Statements (IFRS) certified by the auditor, less a consolidated loss carry-forward figure and those amounts that are to be allocated to earnings reserves in the Annual Financial Statements of AIXTRON AG by law or in accordance with the Articles of Association. The consolidated loss carry-forward is obtained from consolidated net losses from previous years, less consolidated net income from subsequent fiscal years. Loss carry-forwards from fiscal years before January 1, 2006 are not taken into account. In 2008, € 1,379,663 is payable as the accrued internal bonus.

        In addition, as a variable component acting as a long-term incentive, the members of the Executive Board subscribe to the option rights arising from the stock option plans of AIXTRON AG. The terms and conditions of the stock option plans, including potential exercise barriers, are resolved by the Annual General Meeting. The number of option rights for the Executive Board is stipulated by the Supervisory Board. Further details on the outstanding stock options of the Executive Board as well as comments on the respective stock option plans are set out further on in this report.

        In fiscal year 2008, the cash remuneration of the Executive Board (including benefits in kind and pension allowance) totaled € 2,507,112 (2007: € 2,641,498; 2006: € 1,665,915). Moreover, the Executive Board was granted 156,000 option rights in 2008 (2007: 156,000; 2006: 220.000) with an option value at allocation of € 276,120 (2007: € 677,040; 2006: € 336,600). The division between the individual members of the Executive Board for the years 2006 to 2008 is presented in the table below.

Executive Board Member	Year	Fixed*	Variable	Total fixed and variable Remuneration	Options granted	Option value on allocation	Total EB Remuneration
		(EUR)	(EUR)	(EUR)	(Number)	(EUR)	(EUR)
Paul Hyland	2008 2007 2006	442,615 359,166 360,495	689,831 517,490 176,000	1,132,446 876,656 536,495	52,000 52,000 55,000	92,040 225,680 84,150	1,224,486 1,102,336 620,645
Wolfgang Breme	2008 2007 2006	308,555 295,789 272,459	344,916 258,745 88,000	653,471 554,534 360,459	52,000 52,000 55,000	92,040 225,680 84,150	745,511 780,214 444,609
Dr. Bernd Schulte	2008 2007 2006	376,279 310,926 310,926	344,916 258,745 88,000	721,195 569,671 398,926	52,000 52,000 55,000	92,040 225,680 84,150	813,235 795,351 483,076
Dr. William W.R. Elder	2008 2007 2006	0 468,140 311,035	0 172,497 59,000	0 640,637 370,035	0 0 55,000	0 0 84,150	0 640,637 454,185
Total	2008 2007 2006	1,127,449 1,434,021 1,254,915	1,379,663 1,207,478 411,000	2,507,112 2,641,498 1,665,915	156,000 156,000 220,000	276,120 677,040 336,600	2,783,232 3,318,538 2,002,515

*
including benefits in kind and allowance for pensions

        In total, as at December 31, 2008, the AIXTRON Executive Board held options to subscribe to 650,516 shares in the Company (December 31, 2007: 556,391; December 31, 2006: 617,876). The amounts of shares, underlying the options, are set out below. The realizable profits from exercising of the stock options can differ significantly from the figures shown in the table.

Executive Board Member	Allocation	Outstanding	Exercisable	Option Value on Allocation	Exercise Price	Maturity
		(shares)	(shares)	(EUR)	(EUR)
Paul Hyland	Dec 2008 Dec 2007 May 2006 May 2004 May 2003 May 2002 May 2001 May 2000	52,000 52,000 55,000 35,000 27,500 27,500 5,000 5,400	0 0 13,750 26,250 27,500 0 0 1,350	92,040 225,680 84,150 107,800 48,950 152,625 106,500 114,507	4.17 10.09 3.83 6.17 3.10 7.48 26.93 67.39	Nov 2018 Nov 2017 Nov 2016 Nov 2014 Nov 2013 May 2017 May 2016 May 2015
Wolfgang Breme	Dec 2008 Dec 2007 May 2006	52,000 52,000 55,000	0 0 13,750	92,040 225,680 84,150	4.17 10.09 3.83	Nov 2018 Nov 2017 Nov 2016
Dr. Bernd Schulte	Dec 2008 Dec 2007 May 2006 May 2004 May 2003 May 2002 May 2001 May 2000 May 1999	52,000 52,000 55,000 35,000 0 27,500 5,000 2,640 2,976	0 0 13,750 26,250 0 0 0 660 2,976	92,040 225,680 84,150 107,800 48,950 152,625 106,500 55,981 35,640	4.17 10.09 3.83 6.17 3.10 7.48 26.93 67.39 18.70	Nov 2018 Nov 2017 Nov 2016 Nov 2014 Nov 2013 May 2017 May 2016 May 2015 May 2014

Total		650,516	126,236

        In accordance with IFRS 2, the "option value on allocation" is also the basis for inclusion as expenses in the profit and loss account for options issued after November 7, 2002. For stock options issued before November 7, 2002, the fair value was calculated as per the Black-Scholes model.

        In the reporting year 2008, the Executive Board members exercised 6,875 (2007: 217,485; 2006: 0) option rights and none expired (2007: 0; 2006: 25,500).

        The current Executive Board members have no individual company pension benefits which would result in pension provisions. The pension allowances (a total of € 120,000 in year 2008) paid by AIXTRON and included in the fixed remuneration, are paid into independent insurance contracts with a benevolent fund allowance.

        The Company's net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. As at the end of 2008, this resulted in pension provisions totaling € 845,012 (2007: € 878,003; 2006: € 983,485).

        The Executive Board members receive no loans from the Company.

Supervisory Board Remuneration

        Remuneration of the Supervisory Board is regulated by the Articles of Association of AIXTRON AG. Accordingly, the annual fixed compensation for each individual member of the Supervisory Board is € 18,000. The Chairman's compensation is three times this amount and the Deputy Chairman's one and a half times this amount. The members of the Supervisory Board also receive, in aggregate, a variable compensation of 1% of the Company's retained earnings, less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman of the Supervisory Board receives 6/17, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17 of the variable compensation. The variable compensation is limited to four times the fixed compensation per Supervisory Board member. In addition, members of the audit committee receive an attendance fee of € 1,500 for attending a committee meeting, with the Chairman of the committee receiving twice this amount. The total annual attendance fee per Supervisory Board member is limited to one and a half times that individual's fixed compensation.

        In fiscal year 2008, the compensation of the Supervisory Board totaled € 448,865 (2007: € 269,751; 2006: € 183,000). The Supervisory Board compensation for the years 2006 to 2008 comprised in detail:

Supervisory Board Member	Year	Fixed	Variable	Attendance Fee	Total
		(EUR)	(EUR)	(EUR)	(EUR)
Kim Schindelhauer* (Chairman of the Supervisory Board)	2008 2007 2006	54,000 54,000 54,000	93,162 30,618 0	6,000 6,000 6,000	153,162 90,618 60,000
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	2008 2007 2006	27,000 27,000 27,000	46,581 15,309 0	6,000 6,000 6,000	79,581 48,309 33,000
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	2008 2007 2006	18,000 18,000 18,000	31,054 10,206 0	12,000 12,000 12,000	61,054 40,206 30,000
Karl-Hermann Kuklies	2008 2007 2006	18,000 18,000 18,000	31,054 10,206 0	0 0 0	49,054 28,206 18,000
Prof. Dr. Rüdiger von Rosen	2008 2007 2006	18,000 18,000 18,000	31,054 10,206 0	0 0 0	49,054 28,206 18,000
Joachim Simmroß*	2008 2007 2006	18,000 18,000 18,000	31,054 10,206 0	6,000 6,000 6,000	55,054 34,206 24,000
Total	2008 2007 2006	153,000 153,000 153.000	263,958 86,751 0	30,000 30,000 30,000	446,958 269,751 183,000

*
Member of the Audit Committee

        As in previous years, there were no payments made to any Supervisory Board member for advisory services in the year 2008.

C.    Board Practices

        For general information of the Company's board practice, refer to Item 6.A. "Directors, Senior Management and Employees—Directors and Senior Management" in this report. Also refer to Item 10.C. "Additional Information—Material Contracts" and Exhibits 4.4 to 4.8 to this report for further information regarding the Company's directors' employment contracts.

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

        Set forth in the table below are the current members of the Audit Committee:

Committee	Members
Audit Committee	Prof. Dr. Wolfgang Blättchen (Chairman), Dr. Holger Jürgensen, Dipl.-Kfm. Kim Schindelhauer Dipl.-Kfm. Joachim Simmroß

Compliance with NASDAQ Listing Standards on Corporate Governance

        For information about the Company's compliance with the NASDAQ listing Standards on corporate governance, refer to Item 10.B. "Additional Information—Memorandum and Articles of Association—Sarbanes-Oxley Requirements and NASDAQ Rules" In this report.

D.    Employees

        For information regarding employees of the Company, refer to Item 4.B. "Information on the Company—Business Overview—Employees" in this report.

E.    Share Ownership

        The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company's ordinary shares and options to acquire its equity securities as of December 31, 2008 by (i) each of the Company's Supervisory and Executive Board members, (ii) each of the Company's executive officers, and (iii) all directors and executive officers of AIXTRON as a group:

As of December 31, 2008	90,894,616 shares outstanding

Share Ownership of Board Members

Name And Address of Beneficial Owner **	Number of Shares (1)		Percent of Class (2)	Number of Options to Acquire AIXTRON Equity Securities
Prof. Dr. Wolfgang Blättchen	0		*	0
Wolfgang Breme	0		*	159,000
Paul Hyland	0		*	255,350
Dr. Holger Jürgensen	7,924,608	(3)	8.72%	0
Karl-Hermann Kuklies	3,600	(4)	*	0
Prof. Dr. Rudiger von Rosen	1,100	(5)	*	0
Kim Schindelhauer	1,039,604	(6)	1.14%	0
Dr. Bernd Schulte	0		*	238,991
Joachim Simmroß	37,000	(7)	*	0

All Supervisory and Executive Board members as a group	9,005,912		9.91%	653,341

Approximate percent held by U.S. holders (ADRs outstanding)	6,540,197	(8)	7.20%

*
Less than 1%.

**
Except as indicated otherwise, the address is: c/o AIXTRON Aktiengesellschaft, Kackertstrasse 15-17, 52072 Aachen, Germany.

(1)
Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)
Applicable percentage ownership is based on 90,894,616 shares of common stock outstanding as of December 31, 2008 (according to German GAAP rules based on the German Commercial Code [Handelsgesetzbuch]) together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(3)
Dr. Jürgensen, directly or indirectly, beneficially owns 7,924,608 shares through his ownership stake in CAMMA GmbH.

(4)
Includes 1,900 shares owned by his wife and 1,700 shares owned by his daughter.

(5)
Consists of 1,100 shares owned by Prof. Dr. von Rosen's child.

(6)
Mr. Schindelhauer, directly or indirectly, beneficially owns 1,039,604 shares through his ownership stake in SBG Beteiligung GmbH.

(7)
Includes 20,000 shares owned directly, and 17,000 owned indirectly by Mr. Simmroß's wife.

(8)
Equivalent to 6,540,197 ADRs outstanding as a percentage of total shares outstanding, assuming that all ADRs are held by U.S. beneficial holders. Source: JPMorgan. Data as of December 31, 2008.

        As of December 31, 2008, members of the Company's Supervisory Board, a group of six persons, indirectly or directly, held 9,005,912 AIXTRON ordinary shares.

        Pursuant to Section 15a of the German Securities Trading Act (WpHG), in effect during the reporting period, members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON. In fiscal year 2008, Executive Board member Dr. Bernd Schulte reported he had sold 6,875 shares he received from executing his stock options; Supervisory Board member Dr. Holger Jürgensen reported he had sold through his ownership stake in CAMMA GmbH 500,000 shares of AIXTRON; Supervisory Board member Joachim Simmroß' wife bought 2,000 shares of AIXTRON.

Employee Bonds and Options

Employee Bonds

        As of December 31, 2008, no bonds were outstanding and there are no liabilities from convertible bonds (December 31, 2007: € 0; December 31, 2006: € 3 thousand). During 2008, 2007 and 2006 no bonds were converted into common stock.

        In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of € 320 thousand, interest payable annually in arrears. The remaining outstanding convertible bonds, amounting to € 3 thousand expired in accordance with the terms in November 2007 without being exercised.

Share Option Programs

        Share Options are part of the variable compensation employed as a long term incentive to retain the management and other key employees.

        Based on the Company's stock option program approved by the shareholder's meeting on May 22, 2007, a total of 450,403 AIXTRON AG bearer shares were exercised by employees in 2008 (2007: 644,336; no options were executed in 2006). 103,070 AIXTRON AG American Depositary Shares (ADS) were exercised by employees in 2008 (2007: 642,539 ADS; 2006: 39,540 ADS).

        Under the AIXTRON Stock Option Plan 2007, 779,000 share options were granted to management of AIXTRON AG and members of the management of affiliated companies, as well as to employees of AIXTRON AG and of affiliated companies. 50% of the granted options may be exercised after a waiting period of not less than two years, an additional 25% of the granted options my be exercised after three years and the remaining 25% of the granted options may be exercised after at least four years. The options expire 10 years after they have been granted.

	Dec 31, 2008	Exercise	Expired/ Forfeited	Allocation	Dec 31, 2007
AIXTRON ordinary shares
Stock options	4,478,507	450,403	177,972	779,000	4,327,882
Underlying shares	5,149,197	450,403	182,427	779,000	5,003,027
AIXTRON ADS
Stock options	142,499	103,070	1,530		247,099
Underlying shares	142,499	103,070	1,530		247,099

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

Item 7:    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        As of December 31, 2008, Dr. Holger Jürgensen, one of the Company's founders and Deputy Chairman of the Company's Supervisory Board, directly or indirectly, beneficially owned 8.72% of AIXTRON's ordinary shares through his ownership stake in Camma GmbH. For more information, refer to Item 6. E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        As of December 31, 2008, cominvest Asset Management GmbH Frankfurt/Main, Germany, held 4,578,085 ordinary shares, or 5.04% of AIXTRON's shares outstanding.

        As of December 31, 2008, Oppenheimer Funds, Centennial, USA, held 4,612,929 ordinary shares, or 5.08% of AIXTRON's shares outstanding.

        In its capacity as AIXTRON's depositary bank, JPMorgan Chase Bank, N.A. held 6,540,197 ordinary shares as of December 31, 2008, represented by 6,540,197 ADSs, or 7.20% of AIXTRON's shares outstanding.

        To the Company's knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 5% or more of AIXTRON's outstanding shares as of December 31, 2008.

        As of December 31, 2008, AIXTRON had 50,757 shareholders registered in its share register. As of December 31, 2008, 157 registered ADS holders (excluding DTC) held 80,152 ADSs representing less than 1 percent of total shares outstanding. A significant number of such registered ADS holders may be U.S. beneficial ADS holders, estimated to be 4,286 in total based on the number of holders reported by ADP for broker search as of December 31, 2008. For more information, refer to Item 6.E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        The Company's major shareholders do not have voting rights that are different from any other shareholder.

B.    Related Party Transactions

        None.

Item 8:    Financial Information

A.    Consolidated Statements and Other Financial Information

        For the Company's consolidated financial statements and other financial information, refer to Item 5. "Operating and Financial Review and Prospects" and Item 18. "Financial Statements" In this report.

Export Revenues

        Revenues outside of Europe accounted for € 255.9 million or 93.26% of AIXTRON's total revenues for the year ended December 31, 2008 (2007: € 196 million or 91.25%; 2006: € 149.5 million or 87.05%) Revenues to AIXTRON's Asian-based customers accounted for € 238.1 million or 86.81% of the Company's total revenues for the year ended December 31, 2008 (2007: € 174.1 or 81.06%; 2006: € 135.2 million or 78.76%).

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

        International Rectifier Corporation ("I.R."), of El Segundo, California, USA filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of its former employees, including the founder and former CEO Alex Lidow, as well as five companies, including AIXTRON AG. I.R., accuses the seven former employees of misappropriating, divulging into a business named Efficient Power Conversion Corporation ("EPCC") and illegally using trade secrets of I.R. relating to Gallium Nitride Technology ("GaN"). I.R. accuses some of the companies, including AIXTRON AG, of aiding the seven main defendants by providing additional information relevant to the technology at issue. This lawsuit seeks unspecified damages including punitive damages, and injunctive relief from all of the defendants without specifying exactly what form of relief and damages are sought from which defendants.

        AIXTRON AG fully rejects the allegation contained in the complaint and is vigorously defending itself against the allegation and claim raised in the action that has been brought against AIXTRON AG in the USA.

        Furthermore, AIXTRON AG has filed an action in Germany for a negative declaratory judgment against I.R. with the aim of establishing in Germany that all allegations and claims that have been raised against it are unfounded. In the German action, I.R. counterclaimed for injunctive relief and damages. AIXTRON AG fully rejects the allegation in the counterclaim as well as the claims contained in it, and is also vigorously defending itself against the counterclaim.

        AIXTRON AG reserves the right to seek recovery from I.R. of any and all costs and damages that might result from I.R.'s unjustified allegations and the proceedings brought by I.R. against AIXTRON.

Policy on Dividend Distributions

        The maximum amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn), as determined in accordance with the German Commercial Code

(Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz). All dividends must be approved by the Company's shareholders.

        AIXTRON AG, the parent company of the AIXTRON Group, recorded a net accumulated income of € 30.0 million for 2008. AIXTRON's Executive and Supervisory boards will propose to the shareholders' meeting that a dividend of € 8.2 million or € 0.09 per share be distributed for 2008. A dividend of € 6.3 million (€ 0.07 per share) was distributed for 2007. No dividends were distributed for 2006.

B.    Significant Changes

        For information regarding significant changes, see Note 34 ("Events After the Balance Sheet Date") to AIXTRON's Consolidated Financial Statements and Item 4.A "Information on the Company—History and Development of the Company—Important Events" In this report.

Item 9:    The Offer and Listing

A.    Offer and Listing Details

Trading Markets

        The principal trading market for AIXTRON's ordinary shares is the Frankfurt Stock Exchange, where the shares trade under the symbol "AIXA." AIXTRON's ADRs, each evidencing one ADS, which represents one ordinary share, trade on the NASDAQ Global Select Market under the symbol "AIXG."

Market Price Information

Frankfurt Stock Exchange

        The table below sets forth, for the calendar periods indicated, the high and low XETRA closing prices (on the Deutsche Börse's electronic trading system) for AIXTRON's ordinary shares. See the discussion under "Item 3. Key Information—Exchange Rate Information" for information with respect to rates of exchange between the US-Dollar and the Euro applicable during the periods set forth below.

	XETRA closing price per ordinary share*
	(EUR)
	High	Low
Annual**
2003	5.68	2.09
2004	7.08	3.05
2005	3.95	2.36
2006	4.01	2.46
2007	9.98	3.31
2008	10.39	2.92
Quarterly
2007
First quarter	5.60	3.31
Second quarter	7.11	5.25
Third quarter	7.19	5.05
Fourth quarter	9.98	6.70
2008
First quarter	10.39	6.83
Second quarter	10.30	6.53
Third quarter	7.30	3.89
Fourth quarter	4.76	2.92
Monthly
2008
July	6.55	5.66
August	7.30	5.72
September	7.26	3.89
October	4.19	2.92
November	4.30	3.03
December	4.76	3.33
2009
January	4.77	3.42
February (through February 13, 2009)	4.26	3.73

Source: Bloomberg

        On February 13, 2009, the XETRA closing price per ordinary share was € 4.04.

NASDAQ Stock Market

        AIXTRON's ADSs are listed and trade on the NASDAQ Global Select Market.

        The following table sets forth, for the calendar periods indicated, the high and low closing prices per ADS as reported on the NASDAQ Global Select Market:

	Price per ADR*
	(USD)
	High	Low
Annual
2003	na	na
2004	na	na
2005	4.86	2.78
2006	4.92	2.95
2007	14.80	4.54
2008	16.08	3.53
Quarterly
2007
First quarter	7.24	4.54
Second quarter	9.42	6.91
Third quarter	10.00	6.94
Fourth quarter	14.80	9.69
2008
First quarter	15.18	10.70
Second quarter	15.92	10.29
Third quarter	10.80	5.75
Fourth quarter	6.90	3.53
Monthly
2008
July	10.29	8.86
August	10.80	8.85
September	10.48	5.75
October	5.90	3.53
November	5.55	3.58
December	6.90	4.41
2009
January	6.58	4.44
February (through February 13, 2009)	5.49	4.72

Source: Bloomberg

        On February 15, 2009, the closing price per ADS on NASDAQ Global Select Market was USD 5.02.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        See Item 9.A. "Offer and Listing Details".

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

Item 10:    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        Copies of the Company's Articles of Association are publicly available from the commercial register (Handelsregister) of the local court (Amtsgericht) in Aachen, Germany, under the entry number HRB 7002. An English translation of the Company's Articles of Association as of May 14, 2008 can be found in Exhibit 1.1.

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

        The amount of the stated share capital of AIXTRON has changed and amounts to € 90,894,616 as of December 31, 2008. It is divided into 90,894,6161 no-par value registered shares. Shareholders are not entitled to be issued a share certificate representing their share(s).

        The no-par value bearer shares of the Company have been converted into no-par value registered shares by retaining the current division into shares as of September 22, 2008. All affected passages of the AIXTRON Articles of Association have been adapted accordingly to reflect the conversion.

        Article 19 sentence 2 of the Articles of Association (Convening the General Meeting) is hereby revised and will read as follows: "Notice of a General Meeting shall be given no later than thirty days prior to the day by the end of which the shareholders must have given notice of attendance (Article 20 clause 2)."

        Article 20 of the Articles of Association (Attendance of the General Meeting) is hereby revised and will read as follows:

"1.
Those shareholders who are registered in the share register on the date of the General Meeting and have given notice of attendance in a timely manner shall be entitled to attend the General Meeting and to exercise their voting rights.

2.
Notice of attendance must be received by the Company at the address indicated for such purpose in the notice of the General Meeting in German or English in writing, by telefax or, if so decided by the Executive Board, electronically as determined in more detail in the notice of the General Meeting, no later than on the seventh day prior to the date of the General Meeting. In the last six days before the General Meeting and on the day of the General Meeting itself, no shareholders will be deleted from the share register and no shareholders will be newly registered.

3.
The details of the notice of attendance to be given by the shareholders shall be published together with the notice of the General Meeting."

Corporate Governance

        AIXTRON's Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code (Regierungskommission Deutscher Corporate Governance Kodex) was last updated in March 2009 and states the Company's complete compliance with the Corporate Governance Code. It is posted in the "Investor Relations" section of AIXTRON's website at www.aixtron.com.

Sarbanes-Oxley Act Requirements and NASDAQ Rules

        To facilitate the Company's compliance with the Sarbanes-Oxley Act, the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules of the NASDAQ Stock Market (the "NASDAQ Rules"), AIXTRON has established a Disclosure Committee that is responsible for reviewing and approving its public disclosures. AIXTRON also has procedures for handling complaints related to accounting practices and a Code of Ethics.

        In conjunction with the its annual report for the year ending December 31, 2008, the Company is required to include a report from its management relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15 in this annual report on Form 20-F.

        AIXTRON generally complies with applicable German corporate governance practice rather than certain of the corporate governance requirements of NASDAQ Rule 4350 ("Rule 4350"). The requirements of Rule 4350 that AIXTRON is not following and its non-conforming practices in lieu thereof are as follows:

  •
  Rule 4350(b)(1)(A)—Distribution of Annual and Interim Reports. AIXTRON is exempt from the requirement under NASDAQ Rule 4350(b)(1)(A) that an annual report, containing audited financial statements of the company and its subsidiaries, be distributed to shareholders a reasonable period of time prior to the company's annual meeting of shareholders and be filed with NASDAQ at the time it is distributed to shareholders. Consistent with the German Stock Corporation Act (Aktiengesetz) ("German Corporation Act"), AIXTRON does not distribute annual and interim reports automatically to shareholders Instead,. AIXTRON's annual reports are available to the shareholders at the Company's offices and to mail such reports to shareholders upon request. AIXTRON also files its annual reports with the SEC. In addition, under the deposit agreement relating to AIXTRON's ADSs, the Company has agreed to provide annual reports to the depositary bank (JPMorgan Chase Bank) so that the depositary bank may arrange for distribution of such information to holders of AIXTRON's ADSs;

  •
  Rule 4350(c)—Independent Directors. AIXTRON is exempt from the independent director requirement under NASDAQ Rule 4350(c) that requires, among other things, a majority of a company's board of directors must be comprised of independent directors (as defined in NASDAQ Marketplace Rule 4200) and sets forth certain voting and independence requirements with respect to the nomination of board members and the determination of compensation of officers. Consistent with the German Corporation Act, members of AIXTRON's Executive Board are elected by its Supervisory Board. The Executive Board manages the Company under its own responsibility and is not bound by orders of third parties, including the orders of the general meeting and the Supervisory Board. The Executive Board is obligated to comply with the statutory regulations, the provisions of the Articles of Association and the Rules of Procedure of the Executive Board. Furthermore the Supervisory Board is responsible for the compensation agreements with the members of Executive Board;

  •
  Rule 4350(d)—Audit Committee. AIXTRON is exempt from certain requirements under NASDAQ Rule 4350(d) with respect to a company's Audit Committee, which require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. AIXTRON currently has an Audit Committee. Nevertheless, consistent with German law, the independent auditors are elected at the shareholders' meeting, instead of being appointed by the Audit Committee. The independence of the members of AIXTRON's Supervisory Board committees is governed by the independence standards applicable to Supervisory Board members. Collectively, AIXTRON's Supervisory Board is responsible for many of the same functions as the committees required under Rule 4350;

  •
  Rule 4350(f)—Quorum. AIXTRON is exempt from NASDAQ's quorum rule which requires a quorum for any meeting of the holders of common stock of at least 33 1/3% of the outstanding shares of the company's voting stock. Consistent with German law and the rules and regulations promulgated by the Frankfurt Stock Exchange, AIXTRON's Articles of Association do not provide for a quorum for annual general meetings;

  •
  Rule 4350(g)—Solicitation of Proxies. AIXTRON is exempt from NASDAQ's proxy solicitation rules which require a company solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. Consistent with German law, AIXTRON offers to its shareholders to exercise their voting rights in the general meeting through proxies appointed by the Company and keeps the declarations of such proxies available for inspection for a period of three years. The proxies appointed by AIXTRON are obliged to vote in accordance with the instructions of the represented shareholder.

    Under the deposit agreement pertaining to AIXTRON's ADSs, JPMorgan Chase Bank as AIXTRON's depositary bank mails to holders of ADSs a notice stating inter alia that each holder of ADSs is entitled to instruct the depositary bank as to the exercise of the voting rights. Each shareholder who desires to exercise or to give instructions for the exercise of voting rights must execute and return a document provided by the depositary bank that instructs the depositary bank as to how the number of the shares represented by such holders' ADSs are to be voted; and

  •
  Rule 4350(i)—Shareholder Approval. AIXTRON is exempt from the NASDAQ's shareholder approval requirement which generally requires companies to obtain shareholder approval of all equity-compensation plans (including stock option plans) and any material revisions to them. Consistent with the German Corporation Act, the adoption of AIXTRON's stock option plans and any material revisions thereto needs to be approved by the Company's shareholders insofar as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval.

        Other significant differences between AIXTRON's governance practices and those of U.S. domestic NASDAQ-listed companies are as follows:

Two-Tier Board

        The German Corporation Act requires AIXTRON to have a two-tier board structure consisting of an Executive Board and a Supervisory Board, which is not comparable to the one-tier or unitary board system in the U.S. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law.

Independence

        Under this two-tier board system, except as described above, AIXTRON's methods for determining and ensuring the independence of its Supervisory Board differ from those of NASDAQ Rule 4350, which generally contemplates a U.S.-style, one-tier system. In contrast to the NASDAQ Rules, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws of AIXTRON's Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of AIXTRON's Supervisory and Executive Boards are strictly independent from one another. A member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with AIXTRON, unless approved by the Supervisory Board.

Compliance with the requirements of NASDAQ Marketplace Rule 4350 applicable to foreign private issuers

        Under Rule 4350(a)(1), as amended, AIXTRON is required to comply with Rule 4350(b)(1)(B)(relating to disclosure of "going concern" qualifications), Rule 4350(j)(relating to execution of NASDAQ form listing agreements) and Rule 4350(m)(relating to issuer notices to NASDAQ of material noncompliance with Rule 4350); and to have an Audit Committee that satisfies Rule 4350(d)(3)(regarding compliance with Rule 10A-3 of the Exchange Act) and to ensure that such Audit Committee's members meet the independence requirement in 4350(d)(2)(A)(ii)(regarding independence required under Rule 10A-3 of the Exchange Act).

        AIXTRON's Supervisory Board has determined that as of December 31, 2008, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 4350. In particular, AIXTRON's Supervisory Board has determined that each member of the Audit Committee is "independent" as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 4350(d)(2)(A)(ii).

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

        The Company's employment contract with Paul Hyland, effective as of April 1, 2002 and amended as of November 16, 2007, provides for a base salary of € 390,000 per year and a bonus in accordance with the employment contract (3% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Hyland € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Hyland the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Hyland's present employment contract will expire on March 31, 2010.

        The Company's employment contract with Wolfgang Breme, effective as of April 1, 2005 and amended as of May 21, 2007, provides for a base salary of € 260,000 per year and a bonus in accordance with the employment contract (1.5% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Breme € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Breme the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Breme's present employment contract will expire on March 31, 2013.

        The Company's employment contract with Dr. Bernd Schulte, effective April 1, 2002 and amended as of November 16, 2007, provides for a base salary of € 325,000 per year and a bonus in accordance with the employment contract (1.5% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Dr. Schulte € 40,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Dr. Schulte the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Dr. Schulte's present employment contract will expire on March 31, 2010.

Intellectual Property Agreements

        Certain information, such as fees and royalties in the exclusive patent and know-how license agreement with Centre National de la Recherche Scientifique ("CNRS") and the Institut National Polytechnique de Grenoble ("INPG") executed December 17, 2002 (the "CNRS Agreement") is confidential and has been redacted from the copies of the CNRS Agreement AIXTRON filed with the SEC.

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

Taxation of the Company in Germany

        German Corporations are subject to a corporate tax rate of 15%. A 5.5% solidarity surcharge is imposed on the Corporation Tax, resulting in an overall tax rate of 15.825%.

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

Withholding Tax on Dividends

        According to the German Business Tax Reform 2008 for dividend distributions made by AIXTRON in 2009, the withhold tax from dividends has increased to 25%. A solidarity surcharge of 5.5% on the withholding tax has been retained, resulting in a surcharge amount to 1.375% (5.5% × 25%), and a total effective withholding tax rate from dividends of 26.375%. For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder must apply for a refund of withholding taxes paid. The application for refund must be filed with the German Federal Tax Office. The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for tax resident in Germany

        From January 1, 2009 onwards 100% of dividends of shares held as private assets will be subject to a 25% fixed tax rate plus 5.5% solidarity surcharge thereon. If church tax is individually applicable for the shareholder this part of taxation will be subject of the withholding as well. This tax will be final unless the individual tax rate of the shareholder is less than 25% and the shareholder opts for the tax assessment. Moreover, from 2009 capital gains from the sales of shares, acquired after December 31, 2008, will be taxable as well. The lump sum deduction of investment income related expenses amounts to € 801 for individuals and € 1,602 for married couples. Further investment income related expenses will not be tax deductible.

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

        Dividend distributions made by the Company are subject to a 25% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax resulting in an aggregate German withholding tax of 26.375% of the declared dividend, and eligible U.S. holders (as defined below under "U.S. Taxation") are entitled to receive a payment from the German tax authorities equal to 11.375% of the declared dividend.

        Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 73.625: 100 minus the 26.375% withholding tax. The eligible U.S. holder is then entitled to a refund from the German tax authorities of 11,375 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend). In addition to this the taxation of capital gains resulting from sales from disposal of shares invested after January 1, 2009 are subject to the withholding tax rate of 26.375% as well.

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

http://www.bzst.bund.de/003_menue_links/008_kapertragsteuer/084_ausl_a ntragsteller/843_vordruck/004
_E_USA.pdf

or can be obtained from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

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

  •
  persons that have a "functional currency" other than the US-Dollar; or

  •
  holders that own (or are deemed to own) 10% or more (by voting power or value) of AIXTRON's shares or ADSs.

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

        Any such dividend paid in Euros will be included in the gross income of a U.S. Holder in an amount equal to the US-Dollar value of the Euros on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. A U.S. Holder may elect to deduct in computing his/her taxable income or, subject to certain complex limitations on foreign tax credits generally, credit against its U.S. federal income tax liability German withholding tax at the rate applicable to such U.S. Holder. As discussed under "German Taxation—Special Tax Rules for U.S. Shareholders" above in this Item 10 under the Treaty, dividends paid by AIXTRON to a U.S. Holder generally will be subject to a German withholding tax rate of 15%. Such reduced rate of withholding will apply only if such U.S. Holder is treated as a resident of the U.S. for purposes of such Treaty and otherwise is entitled to the benefits of such treaty and the dividends are not effectively connected with a permanent establishment or fixed base of such U.S. Holder that is situated in Germany.

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

        A U.S. Holder's initial tax basis in shares or ADSs will be the US-Dollar value of the Euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an "established securities market," a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts US-Dollars to Euros and immediately uses that currency to purchase shares or ADSs, such conversion generally will not result in taxable gain or loss to such U.S. Holder. With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the US-Dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer, or, if he/she elects, an accrual basis taxpayer, will determine the US-Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

        Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2008. AIXTRON's status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON were a PFIC, U.S. Holders generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

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

Exchange Rate Risk

Transaction Risk and Currency Risk Management

        The global nature of AIXTRON's businesses exposes its operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the dollar, the Euro and other world currencies. AIXTRON's businesses are exposed to transaction risk whenever the Company has revenues in a currency that is different from the currency in which it incurs the costs of generating those revenues. When AIXTRON converts the revenues into the currency in which it incurs the costs, the value of the revenues may have declined in the interim relative to the currency in which the Company incurred the costs. These risks primarily affect the Company's business in Europe, which generates a part of AIXTRON's system revenues in foreign currencies, primarily US-Dollars, and incurs manufacturing costs primarily in Euros.

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

Foreign Currency Risk

        The Company's activities expose it to the financial risks of changes in foreign currency exchange rates. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts and options to hedge the exchange rate risk arising from the exporting of equipment. The main exchange rates giving rise to the risk are those between the US-Dollar, pound sterling, and Euro.

        The Company's use of derivative financial instruments is governed by the Company's policies, approved by the Supervisory Board, which provide principles on foreign exchange rate risk and the use of derivative financial instruments. Exposures are reviewed on a regular basis. The Company does not enter into derivative financial instruments for purely speculative purposes.

        Exposure to exchange rate risk is managed by the Company through sensitivity analysis. The following table details the Company's historical sensitivity to a 10% increase/decrease in the value of the Euro against the principal foreign currencies involved.

        This represents AIXTRON's assessment of the possible change in foreign exchange rates. The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based on the change taking place at the beginning of the applicable financial year and sustained throughout such fiscal year, the effects of changes in the opening and closing balance sheet values have been ignored in this analysis. A negative number indicates a decrease in revenue and net income or net loss where the Euro strengthens against the US-Dollar or the Pound Sterling.

Impact of 10% increase of EUR vs. USD exchange rate	2008	2007	2006
	(EUR thousands)
Revenues	(20.941)	(15.740)	(11.319)
Net Result	(4.863)	(5.034)	93.651)

Impact of 10% increase of EUR vs. GBP exchange rate	2008	2007	2006
	(EUR thousands)
Revenues	(40)	(415)	(291)
Net Result	2.477	2.391	499

Impact of 10% decrease of EUR vs. USD exchange rate	2008	2007	2006
	(EUR thousands)
Revenues	20.941	15.740	11.319
Net Result	4.863	5.034	3.651

Impact of 10% decrease of EUR vs. GBP exchange rate	2008	2007	2006
	(EUR thousands)
Revenues	40	415	291
Net Result	(2.477)	(2.391)	(499)

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

Interest Rate Risk

        The Company's income is subject to effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments and bank loans. During 2008 the Company received € 3.17 million of net interest income.

        See Note 28 to the Company's Consolidated Financial Statements ("Financial Instruments") for more information on the credit, interest rate, and currency risks arising in AIXTRON's normal course of business.

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

        Based on such evaluation, AIXTRON's Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme have concluded that, as of December 31, 2008, AIXTRON's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act is accumulated and communicated to AIXTRON's Management, including AIXTRON's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

        Based on that evaluation, Management has concluded that AIXTRON's internal control over financial reporting was effective as of December 31, 2008 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

        Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included therein, on the effectiveness of AIXTRON's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2008 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16A:    Audit Committee Financial Experts

        As of December 31, 2008, AIXTRON's Supervisory Board has determined that Prof. Dr. Wolfgang Blättchen is an "Audit Committee financial expert." The Supervisory Board has determined that the "Audit Committee financial expert" is "independent" as set forth in Rule 10A-3 of the Exchange Act.

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

Item 16C:    Principal Accountant Fees and Services

        Aggregate fees billed to AIXTRON for the years ended December 31, 2008 and 2007 by AIXTRON's independent principal accountant, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates are as follows:

Type of Fees	Dec 31, 2008	Dec 31, 2007
	(€ millions)
Audit Fees	0.69	0.73
Audit-Related Fees	0.06	0.03
Tax Fees	0.21	0.09
All Other Fees	0.00	0.02

Total	0.96	0.87

        In the above table, "audit fees" are the aggregate fees for professional services in connection with the audit of the Company's Consolidated Financial Statements, reviews of interim financial statements, as well as audits of statutory financial statements of AIXTRON and its subsidiaries. Also included in "audit fees" are amounts for attestation services in relation to regulatory filings and other compliance requirements. "Audit-related fees" are fees for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions, attestation regarding compliance with certain agreements and other agreed-upon procedures. "Tax fees" are fees for tax advice on actual or contemplated transactions, tax compliance and expatriate employee tax services. "All Other Fees" are miscellaneous items.

Audit Committee Pre-Approval Policies

        In accordance with German law, AIXTRON'S independent auditors are appointed at the Annual Shareholders' Meeting based on a recommendation of the Company's Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors' independence. On May 14, 2008, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany ("Deloitte & Touche") was appointed to serve as the Company's independent auditors for the year ending December 31, 2008.

        In order to assure the integrity of independent audits, AIXTRON's Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company's independent auditors prior to the auditors' engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the SEC. In fiscal year 2008 the Supervisory Board pre-approved 100% of the performance by Deloitte & Touche of the above specified audit and permitted non-audit services.

Item 16D:    Exemptions from Listing Standards for Audit Committees

        Not applicable.

Item 16E:    Purchases of Equity Securities by the Issuer

        Not applicable.

Item 16F:    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G:    Corporate Governance

        AIXTRON is a stock corporation organized under the laws of the Federal Republic of Germany and AIXTRON's ADSs are listed on NASDAQ Stock Market. AIXTRON generally complies with applicable German corporate governance practice rather than certain of the corporate governance requirements of NASDAQ Rule 4350. In addition, the German Corporation Act requires AIXTRON to have a two-tier board structure. For more information regarding how AIXTRON's corporate governance practices are different from a domestic issuer, refer to Item 10.B "Additional Information—Memorandum and Articles and Association" in this report.

PART III

Item 17:    Financial Statements

        Not applicable.

Item 18:    Financial Statements

        See pages F-1 to F-58, incorporated herein by reference.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended May 14, 2008.
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
4.6	Contract between AIXTRON AG and Mr. Wolfgang Breme, effective April 1, 2005. (English translation; incorporated by reference to Exhibit 4.5 to Form 20-F, dated March 15, 2007, File No. 000-51196).
4.7	Contract between AIXTRON AG and Dr. Bernd Schulte, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.7 to Form 20-F, dated June 22, 2006, File No. 000-51196).
4.8	Amendment to contract between AIXTRON AG and Dr. Bernd Schulte, dated October 20, 2004. (Incorporated by reference to Exhibit 4.8 to Form 20-F, dated June 22, 2006, File No. 000-51196).
8.1	List of Subsidiaries (incorporated by reference to the list of significant subsidiaries set forth in this report under the caption "Item 4. Information on the Company—Organizational Structure.")
11.1	Code of Ethics, revised in 2007 (Incorporated by reference to Exhibit 11.1 to Form 20-F, dated March 13, 2008, File No. 000-51196).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 12, 2009

AIXTRON AKTIENGESELLSCHAFT
/s/ PAUL HYLAND
Name:	Paul Hyland
Title:	Chairman, President and Chief Executive Officer

/s/ WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board
AIXTRON AG
Aachen, Germany

We have audited the accompanying consolidated balance sheets of AIXTRON Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in equity, statement of recognised income and expenses and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON Aktiengesellschaft and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March, 11 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Duesseldorf, Germany
March 11, 2009

CONSOLIDATED INCOME STATEMENT

	Note	2008	2007	2006
		(in EUR thousands)
Revenues	3	274,404	214,815	171,685
Cost of sales		161,525	129,779	108,245

Gross profit		112,879	85,036	63,440
Selling expenses		27,842	27,163	23,366
General administration expenses		17,997	16,030	17,266
Research and development costs	5	28,286	26,532	23,942
Other operating income	6	5,192	6,612	8,468
Other operating expenses	7	11,457	1,280	1,635

Operating result		32,489	20,643	5,699
Finance Income		3,189	1,857	1,003
Finance Expense		23	99	56

Net Finance Income	9	3,166	1,758	947
Result before taxes		35,655	22,401	6,646
Taxes on income	10	12,661	5,151	789

Profit/loss attributable to the equityholders of AIXTRON AG (after taxes)		22,994	17,250	5,857

Basic earnings per share (€)	23	0.26	0.20	0.07
Diluted earnings per share (€)	23	0.25	0.19	0.07

See accompanying notes to consolidated financial statements.

 CONSOLIDATED BALANCE SHEET

	Note	12/31/2008	12/31/2007
		(in EUR thousands)
Assets
Property, plant and equipment	12	39,324	35,121
Goodwill	13	58,719	58,974
Other intangible assets	13	10,255	12,508
Investment property	14	4,908	4,908
Other non-current assets	15	672	745
Deferred tax assets	16	3,161	4,773
Tax assets	17	420	437

Total non-current assets		117,459	117,466

Inventories	18	77,086	60,013
Trade receivables less allowance k€ 2,289 (2007: k€ 567)	19	38,814	33,490
Current tax assets	11	59	59
Other current assets	19	10,947	9,025
Other financial assets	20	3,000	4,831
Cash and cash equivalents	21	67,462	71,943

Total current assets		197,368	179,361

Total assets		314,827	296,827

Liabilities and shareholders' equity
Subscribed capital Number of shares: 89,692,328 (last year: 89,138,905)		89,692	89,139
Additional paid-in capital		106,445	102,562
Retained earnings		30,507	13,845
Income and expenses recognised in equity		(13,755)	(7,192)

Total shareholders' equity	22	212,889	198,354
Provisions for pensions	26	845	878
Other non-current liabilities		67	71
Other non-current accruals and provisions	26	1,210	1,496

Total non-current liabilities		2,122	2,445
Trade payables	27	18,782	23,761
Advance payments from customers		52,566	49,988
Other current accruals and provisions	26	20,481	16,473
Other current liabilities	27	1,866	1,303
Current tax liabilities	11	6,085	4,254
Deferred revenues		36	249
Total current liabilities		99,816	96,028

Total liabilities		101,938	98,473

Total liabilities and shareholders' equity		314,827	296,827

See accompanying notes to consolidated financial statements.

 CONSOLIDATED CASH FLOW STATEMENT

	Note	2008	2007	2006
		(in EUR thousands)
Cash inflow from operating activities
Net income for the year (after taxes)		22,994	17,250	5,857
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		1,808	1,250	1,450
Impairment expense		0	332	816
Depreciation and amortization expense		10,753	9,748	9,900
Net result from disposal of property, plant and equipment		68	36	38
Deferred income taxes		2,314	620	1,351
Other non-cash expenses		98	2,888	1,247
Change in
Inventories		(20,087)	(9,601)	(21,388)
Trade receivables		(6,811)	(8,086)	(4,749)
Other assets		(3,930)	(4,045)	(1,640)
Trade payables		(3,192)	(5,518)	12,894
Provisions and other liabilities		8,040	8,295	(3,773)
Deferred revenues		(215)	(243)	(151)
Non-current liabilities		(376)	(452)	(924)
Advance payments from customers		4,393	20,390	19,841

Cash inflow from operating activities		15,857	32,864	20,769

Cash inflow/outflow from investing activities
Cash from acquisitions		0	80	0
Cost related to the acquisitions		(392)	(458)	0
Capital expenditures in property, plant and equipment		(11,617)	(6,090)	(2,181)
Capital expenditures in intangible assets		(1,251)	(2,029)	(184)
Bank deposits with a maturity of more than 90 days	20	1,831	(2,050)	(2,781)

Cash inflow/outflow from investing activities		(11,429)	(10,547)	(5,146)

Cash inflow/outflow from financing activities
Exercise of stock options		2,628	5,171	83
Dividend paid to shareholders		(6,331)	0	0

Cash inflow/outflow from financing activities		(3,703)	5,171	83

Effect of changes in exchange rates on cash and cash equivalents		(5,206)	(2,296)	(390)
Net change in cash and cash equivalents		(4,481)	25,192	15,316
Cash and cash equivalents at the beginning of the period		71,943	46,751	31,435

Cash and cash equivalents at the end of the period	21	67,462	71,943	46,751

Interest paid		(119)	(85)	(166)
Interest received		3,141	1,850	971
Income taxes paid		(3,105)	(988)	(1,313)
Income taxes received		59	376	8

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Income and expense recognised directly in equity
	Subscribed capital under HGB	Treasury shares	Subscribed capital under IFRS		Additional paid-in- capital		Currency translation	Derivative financial instruments	Accumulated deficit/ Retained Earnings		Shareholders' equity Total
	(in EUR thousands)
Balance at January 1, 2008	90,444	(1,305)	89,139	*	102,562		(8,383)	1,191	13,845	*	198,354 *
Net income for the period									22,994		22,994
Dividends to shareholders									(6,332	)*	(6,332)
Expense for stock options					1,808	*					1,808
Exercise stock options	450	103	553		2,075						2,628
Currency translation							(5,372)				(5,372)
Derivative financial instruments net of tax								(1,191)			(1,191)

Balance at December 31, 2008	90,894	(1,202)	89,692	*	106,447	*	(13,755)	0	30,507	*	212,889 *

*
rounded

			Income and expense recognised directly in equity
	Subscribed capital under HGB	Treasury shares	Subscribed capital under IFRS		Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit		Shareholders' equity Total
	(in EUR thousands)
Balance at January 1, 2006	89,800	(2,003)	87,797		95,951	9,420	(305)	(9,264)		183,599
Net income for the period								5,857		5,857
Expense for stock options					1,450					1,450
Exercise of stock options		40	40		43					83
Currency translation						(7,871)				(7,871)
Derivative financial instruments net of tax							824			824

Balance at December 31, 2006	89,800	(1,963)	87,836	*	97,444	1,549	519	(3,406	)*	183,942

Balance at January 1, 2007	89,800	(1,963)	87,836	*	97,444	1,549	519	(3,406	)*	183,942
Net income for the period								17,250		17,250
Expense for stock options					1,250					1,250
Exercise stock options	644	658	1,303		3,868					5,171
Currency translation						(9,932)				(9,932)
Derivative financial instruments net of tax							672			672

Balance at December 31, 2007	90,444	(1,305)	89,139	*	102,562	(8,383)	1,191	13,845	*	198,354 *

*
rounded

See accompanying notes to consolidated financial statements.

 STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2008	2007	2006
	(in EUR thousands)
Net income/loss	22,994	17,250	5,857
Losses/gains from derivative financial instruments before taxes	(1,707)	961	1,122
Currency translation adjustment	(5,372)	(9,932)	(7,871)
Deferred taxes	515	(289)	(298)

Net loss recognised directly in equity	(6,564)	(9,260)	(7,047)

Total recognised income and expenses for the period	16,430	7,990	(1,190)

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

        These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board for its meeting held on March 11, 2009.

2.     Significant accounting policies

(a)   Companies included in consolidation

        Companies included in consolidation are the parent company, AIXTRON AG, and 7 significant companies, in which AIXTRON AG has a 100% direct shareholding or control. The balance sheet date of all consolidated companies is December 31. A list of all significant consolidated companies is shown in note 33.

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

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if this revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments which have a significant effect on the Company's financial statements are described in Note 39.

        The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

        The accounting policies have been applied consistently by each consolidated company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

(c)   Bases of consolidation

  (i)    Subsidiaries

  Entities over which AIXTRON AG has control are treated as subsidiaries (see note 33). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that controlling influence commences.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

  (iv)  Depreciation

  Depreciation is charged on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

•	Buildings	25 years
•	Machinery and equipment	3-14 years
•	Other plant, factory and office equipment	3-14 years

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

  (v)   Amortisation

  Amortisation is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Goodwill is tested annually in respect of its recoverable amount. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

•	Software	2-5 years
•	Patents and similar rights	5-18 years
•	Customer base and product and technology know how	6-7 years

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

  (xi)  Derivative financial instruments and hedge accounting

  The Company's activities expose it primarily to the financial risks of changes in foreign exchange currency rates (see note 28). The Company uses foreign exchange forward contracts to hedge these exposures. The Company does not use derivative financial instruments for speculative purposes. The use of financial derivatives is governed by policies approved by the Executive Board, which provide written principles on the use of financial derivatives.

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

(v)   Recently issued accounting standards

        The company has not adopted any new accounting standards during 2008. During 2008 four interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) became effective. IFRIC 11 IFRS 2—Group Treasury Share Transactions; IFRIC 12 Service concession Arrangements; IFRIC 14 IAS 19—The Limit of a Defined Benefit Asset and IFRIC 16—Hedges of a Net Investment in a Foreign Operation. The adoption of these interpretations has not led to any changes in the company's accounting policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        The following list shows IFRS standards, amendments to IFRS and to IFRIC`s not compulsory and not applicable to reporting periods ended on December 31, 2008. These standards were not applied earlier than required. AIXTRON is currently analysing the impact of the new standards on its consolidated financial statements. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial statements.

Amendment to IAS 1	Financial Statement Presentation Phase A Issued: September 2007
Amendment to IAS 32 & IAS 1	Puttable Financial Instruments and Obligations Arising on Liquidation Issued: February 2008
Amendment to IFRS 3 & IAS 27	Business Combinations Issued: January 2008
Amendment to IFRS 1 & IAS 27	Cost of an investment in a subsidiary Issued: May 2008
Amendment to IAS 23	Borrowing Costs Issued: March 2007
Amendment to IAS 39	Eligible Hedged Items Issued: July 2008
Amendment to IAS 39 & IFRS 7	Reclassification of Financial Instruments Issued: October/November 2008
Amendment to IFRS 1	First Time Adoption of IFRS (restructured) Issued: November 2008
Amendment to IFRS 2	Vesting conditions and cancellations Issued: January 2008
IFRS 8	Operating Segments Issued: November 2006
Amendment to IFRIC 23	Borrowing Costs Issued: March 2007
IFRIC 13	Customer Loyalty Programmes Issued: June 2007
IFRIC 15	Agreements for the Construction of Real Estate Issued: July 2008
IFRIC 17	Distribution of Non-cash Assets to Owners Issued: November 2008
IFRIC 18	Transfers of Assets from Customers Issued: January 2009

3.     Segment reporting

        The following segment information has been prepared in accordance with IAS 14 "Segment Reporting". As AIXTRON has only one reportable business segment (see note 2 (t)), the segment information provided relates only to the Company's geographical segments, this being secondary segment information.

        The Company markets and sells the majority of its products in Asia, Europe and the United States, mainly through its direct sales organisation and cooperation partners.

        In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment reporting (Continued)

        Segment capital expenditure consists of the total additions to segment assets that are expected to be used for more than one period.

Geographical segments

		Asia	Europe	United States	Consolidation	Group
		(in EUR thousands)
Revenues realised with third parties	2008	238,156	18,464	17,784		274,404
	2007	174,133	18,786	21,896		214,815
	2006	135,223	22,232	14,230		171,685
Segment assets	2008	10,932	287,627	75,455	(136,623)	237,391
	2007	10,034	250,782	80,044	(130,210)	210,650
	2006	12,967	231,370	91,158	(132,530)	202,965
Segment capital expenditures	2008	44	10,716	2,108		12,868
	2007	25	6,188	1,892		8,105
	2006	202	1,953	700		2,855

        Revenues are shown in the following table:

	2008	2007	2006
	(in EUR thousands)
Revenues for sale of goods	272,416	213,357	169,759
Revenues for service and repair	1,988	1,458	1,926

Total of revenues realised with third parties	274,404	214,815	171,685

Finance Income	3,189	1,857	1,003

	277,593	216,672	172,688

4.     Acquisition of subsidiaries

        All acquisitions are accounted for using the purchase method of accounting.

        On October 4, 2007 AIXTRON Ltd, Cambridge UK, acquired 100% of the issued share capital of Nanoinstruments Ltd. The consideration was an initial payment of k€ 430 on October 4, 2007, a second payment of k€ 430 on January 2, 2008 and further payments of up to k€ 2,578, depending on the level of future sales up to December 31, 2011. Nanoinstruments Ltd manufactures PECVD equipment for the production of carbon nanotubes and nanowires. The business was transferred to AIXTRON Ltd on the October 4, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     Acquisition of subsidiaries (Continued)

        The net assets acquired and the consideration was:

	Carrying amount	Fair value adjustment	Acquisition cost
	(in EUR thousands)
Intangible assets	0	823	823
Inventories	40	0	40
Trade and other receivables	3	0	3
Cash and cash equivalents	80	0	80

Acquired assets	123	823	946

Trade and other payables	(83)	0	(83)
Current tax liabilities	(8)	0	(8)
Deferred tax liabilities	0	(228)	(228)

Acquired liabilities	(91)	(228)	(319)

Net assets	32	595	627

Goodwill arising on acquisition			278
Total purchase price			905

(in EUR thousands)
Satisfied by:
Cash paid October 4, 2007	458
Cash payable January 2, 2008	447

905

Net cash outflow arising on acquisition

	2007	2008
	(in EUR thousands)
Cash consideration	430	377
Directly attributable cost paid	28	15
Less: cash and cash equivalents acquired	(80)	0

	378	392

        Cash consideration paid in 2008 differs from the amount payable as at 31 December 2007 because of currency exchange rate translation differences.

5.     Research and development

        Research and development costs, before deducting project funding received, were k€ 28,286, k€ 26,532 and k€ 23,942 for the years ended December 31, 2008, 2007 and 2006 respectively.

        After deducting project funding received and not repayable, net expenses for research and development were k€ 26,368, k€ 23,803 and k€ 19,397 for the years ended December 31, 2008, 2007 and 2006 respectively.

        Research and development expenses in 2008 include impairment expenses for property, plant and equipment in the amount of k€ 0 (2007: k€ 332; 2006: k€ 816) and for intangible assets in the amount of k€ 0 (2007: k€ 0; 2006: k€ 0) (see notes 12 and 13 for details).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.     Other operating income

	2008	2007	2006
	(in EUR thousands)
Research and development funding	1,918	2,729	4,545
Income from resolved contract obligations	45	675	548
Income from the reversal of provisions and the write-off of debts	490	1,727	1,883
Other grants, reimbursements and costs passed on	0	0	99
Compensation payments	2	2	12
Foreign exchange gains	2,485	889	1,059
Other	252	590	322

	5,192	6,612	8,468

        The amount of exchange loss recognised in profit or loss except for those arising on financial instruments measured at fair value through profit or loss was k€ -8,619 (2007 gains: k€ 1,165, 2006 gains: k€ 468).

7.     Other operating expenses

	2008	2007	2006
	(in EUR thousands)
Foreign exchange losses	9,439	575	905

Losses from the disposal of property, plant and equipment	3	6	125

Additions to allowances for receivables or write-off of receivables	1,953	481	216

Other	62	218	389

	11,457	1,280	1,635

8.     Personnel expense

	2008	2007	2006
	(in EUR thousands)
Wages and salaries	38,692	38,823	35,652
Social insurance contributions	4,380	4,241	4,222
Decrease/Increase in defined benefit plan obligations	(33)	(106)	5
Expense for defined contribution plans	896	824	701
Stock option expense	1,808	1,247	1,450

	45,743	45,029	42,030

9.     Net finance income

	2008	2007	2006
	(in EUR thousands)
Interest income from financial assets	3,189	1,857	1,003
Interest expense from financial liabilities	(23)	(99)	(56)

Net finance income	3,166	1,758	947

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Income tax expense/benefit

        The following table shows income tax expenses and income recognised in the consolidated income statement

	2008	2007	2006
	(in EUR thousands)
Current tax expense (+)/current tax income (-)
for current year	11,168	5,022	424
adjustment for prior years	(821)	13	(827)

Total current tax expense	10,347	5,035	(403)

Deferred tax expense (+)/deferred tax income (-)
from temporary differences	3,862	3,718	783
expense from changes in local tax rate	81	1,518	0
from reversals and write-downs	(1,629)	(5,120)	409

Total deferred tax expense	2,314	116	1,192

Taxes on income	12,661	5,151	789

        Income before taxes on income and income tax expense relate to the following regions:

	2008	2007	2006
	(in EUR thousands)
Income before income taxes
Germany	31,819	12,892	1,389

Outside Germany	3,836	9,509	5,257

Total	35,655	22,401	6,646

Income tax expense
Germany	8,580	1,769	(623)
Outside Germany	4,081	3,382	1,412

Total	12,661	5,151	789

        The Company's effective tax rate is different from the German statutory tax rate of 30.91% (2007: 39.45%; 2006: 39.45%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Income tax expense/benefit (Continued)

        The following table shows the reconciliation from the expected to the reported tax expense:

	2008	2007	2006
	(in EUR thousands)
Net result before taxes	35,655	22,401	6,646

Income tax expense (German tax rate)	11,021	8,837	2,622

Effect from differences to foreign tax rates	(1,722)	(1,166)	(680)
Non-deductible expenses	419	251	528
Non-consideration of tax claims from loss carryforwards	4,773	(204)	104
Reversal of Allowance/write-off against deferred tax assets	(1,629)	(5,120)	409
Expense from changes in local tax rate	0	1,518	0
Effect of the use of loss carryforwards	(135)	(243)	(2,830)
Non-deductible impairment and amortisation of:
Goodwill, acquired customer relations and product and technology know how	883	873	957
Effect of permanent differences	18	216	252
Other	(967)	189	(573)

Taxes on income	12,661	5,151	789

Effective tax rate	35.5%	23.0%	11.9%

11.   Current tax assets and liabilities

        As of December 31, 2008 the current tax assets and liabilities, i.e. those actually incurred because the amount of tax paid in the current or in prior periods was either too high or too low, are k€ 59 (2007: k€ 59) and k€ 6,085 (2007: k€ 4,254) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Property, plant and equipment

Development of property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
	(in EUR thousands)
Cost
Balance at January 1, 2007	31,095	30,247	9,338	273	70,953
Acquisitions	19	1,948	780	3,343	6,090
Disposals	0	332	219	1	552
Transfers	0	262	0	(262)	0
Effect of movements in exchange rates	(140)	(675)	(267)	0	(1,082)

Balance at December 31, 2007	30,974	31,450	9,632	3,353	75,409

Balance at January 1, 2008	30,974	31,450	9,632	3,353	75,409
Acquisitions	2,577	5,155	1,846	2,039	11,617
Disposals	0	1,456	619	50	2,125
Transfers	454	2,732	0	(3,186)	0
Effect of movements in exchange rates	(242)	97	(12)	71	(86)

Balance at December 31, 2008	33,763	37,978	10,847	2,227	84,815

Depreciation and impairment losses
Balance at January 1, 2007	10,075	16,993	7,504	0	34,572
Depreciation charge for the year	1,489	4,158	926	0	6,573
Impairment losses	0	332	0	0	332
Disposals	0	332	185	0	517
Effect of movements in exchange rates	(86)	(347)	(239)	0	(672)

Balance at December 31, 2007	11,478	20,804	8,006	0	40,288

Balance at January 1, 2008	11,478	20,804	8,006	0	40,288
Depreciation charge for the year	1,449	4,938	904	0	7,291
Disposals	0	1,454	604	0	2,058
Effect of movements in exchange rates	(133)	103	0	0	(30)

Balance at December 31, 2008	12,794	24,391	8,306	0	45,491

Carrying amounts
At January 1, 2007	21,020	13,254	1,834	273	36,381

At December 31, 2007	19,496	10,646	1,626	3,353	35,121

At January 1, 2008	19,496	10,646	1,626	3,353	35,121

At December 31, 2008	20,969	13,587	2,541	2,227	39,324

Depreciation

        Depreciation expense amounted to k€ 7,291 for 2008 and was k€ 6,573 and k€ 6,537 for 2007 and 2006 respectively.

Impairments

        During 2008 there were no impairments necessary.

Government grants

        In 2008, the cost of machinery and equipment was reduced by k€ 1,643 (2007: k€ 17, 2006: 622), because of government grants. Of that amount, k€ 0 (2007: k€ 0, 2006: k€ 94) has been accrued as receivable and k€ 1,643 (2007: k€ 17, 2006: k€ 528) was paid in cash.

Construction in progress

        Construction in progress relates to self-built systems for development laboratories.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Intangible assets

Development of intangible assets

	Goodwill	Other intangible assets	Total
	(in EUR thousands)
Cost
Balance at January 1, 2007	84,482	37,860	122,342
Acquisitions through business combinations	278	823	1,101
Acquisitions	0	928	928
Effect of movements in exchange rates	(8,111)	(2,786)	(10,897)

Balance at December 31, 2007	76,649	36,825	113,474

Balance at January 1, 2008	76,649	36,825	113,474
Acquisitions	0	1,251	1,251
Disposals	0	3	3
Effect of movements in exchange rates	(715)	481	(234)

Balance at December 31, 2008	75,934	38,554	114,488

Amortisation and impairment losses
Balance at January 1, 2007	19,430	22,763	42,193
Depreciation charge for the year	0	3,175	3,175
Effect of movements in exchange rates	(1,755)	(1,621)	(3,376)

Balance at December 31, 2007	17,675	24,317	41,992

Balance at January 1, 2008	17,675	24,317	41,992
Depreciation charge for the year	0	3,462	3,462
Effect of movements in exchange rates	(460)	520	60

Balance at December 31, 2008	17,215	28,299	45,514

Carrying amounts
At January 1, 2007	65,052	15,097	80,149

At December 31, 2007	58,974	12,508	71,482

At January 1, 2008	58,974	12,508	71,482

At December 31, 2008	58,719	10,255	68,974

Amortisation and impairment expenses for other intangible assets

        Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2008		2007		2006
	Amortisation	Impairment	Amortisation	Impairment	Amortisation	Impairment
	(in EUR thousands)
Cost of sales	1,188	0	1,194	0	1,300	0
Selling expenses	1,231	0	1,322	0	1,445	0
General administration expenses	326	0	182	0	206	0
Research and development costs	717	0	477	0	412	0

	3,462	0	3,175	0	3,363	0

        In the fiscal years 2008, 2007 and 2006, no impairment losses were required

        No reversals were made in 2008, 2007 or 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Intangible assets (Continued)

        The amortisation expected to be charged on other intangible assets in the future years is as follows:

(in EUR thousands)
2009	3,292
2010	3,091
2011	1,711
2012	676
2013	605

        The actual amortisation can differ from the expected amortisation.

Impairment of goodwill

        The carrying amount of goodwill at the balance sheet date by entity is as follows:

	2008	2007	2006
	(in EUR thousands)
Cash generating unit:
AIXTRON, Inc.	47,913	45,507	50,807
AIXTRON Ltd.	8,828	11,489	12,267
AIXTRON AB	1,791	1,791	1,791
AIXTRON KK	187	187	187

	58,719	58,974	65,052

        The impairment test for cash generating units is based on projections of cash flows on the basis of the latest business plan. To evaluate the present value AIXTRON estimated the cash inflows for the period following the planning period of three to five years by carrying forward an estimated growth rate, which is based on individual market studies, for the following years. The value in use for each cash generating unit was calculated, using a discounted cash flow. A pre-tax discount rate of 9.52% (2007 and 2006, 13%-15%) was applied in discounting the projected cash flows. The resulting value in use was compared to the carrying amount of the cash generating unit.

        In 2008, 2007 and 2006 no impairment of goodwill was required.

14.   Investment property

        The net book value at the balance sheet date of investment property located in Herzogenrath, Germany, amounted to k€ 4,908 (2007: k€ 4,908). Investment property relates to undeveloped land held for a purpose not yet determined. It may be used for a possible extension of production capacity. The carrying amount is determined using the cost model. The fair value is equal to the carrying amount. The fair value of the land at December 31, 2008 was determined using related standard land values.

15.   Other non-current assets

        Other non-current assets totalling k€ 672 (2007: k€ 745) include mainly rent deposits for buildings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2008	2007	2008	2007	2008	2007
	(in EUR thousands)
Property, plant and equipment	0	106	(208)	(22)	(208)	84
Trade receivables	823	105	0	0	823	105
Inventories	3,484	1,019	0	0	3,484	1,019
Employee benefits	49	69	0	0	49	69
Deferred revenues	26	40	(190)	(78)	(164)	(38)
Currency translation differences	2	0	0	0	2	0
Provisions and other liabilities	38	29	(646)	(166)	(608)	(137)
Customer advances	257	0	0	(251)	257	(251)
Other	29	0	(348)	(474)	(319)	(474)
Tax loss carryforwards	138	4,890	0	0	138	4,890
Derivative financial instruments	0	0	(293)	(494)	(293)	(494)

Deferred tax assets (+)/liabilities (-)	4,846	6,258	(1,685)	(1,485)	3,161	4,773

        Deferred tax assets are recognised at the level of individual consolidated companies, in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was k€ 0 (2007: k€ 623).

        Deferred taxes for tax losses in the amount of k€ 20,552 (2007: k€ 39,117) and on deductible temporary differences in the amount of k€ 3,849, (2007: k€ 18,542) were not recognised. Tax losses in the amount of k€ 913 can be used indefinitely (2007: k€ 5,044), k€ 10,038 expire by 2013 (2007: 6,688, by 2012) and k€ 9,601 expire after 2013 (2007: k€ 27,385 after 2012).

        The following table shows the development of temporary differences during the financial year:

	Balance at January 1, 2007	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2007
	(in EUR thousands)
Property, plant and equipment	129	(45)	0	84
Trade receivables	550	(445)	0	105
Inventories	1,152	(133)	0	1,019
Provisions for pensions	155	(86)	0	69
Deferred revenues	(84)	46	0	(38)
Provisions and other liabilities	(195)	58	0	(137)
Customer advances	(220)	(31)	0	(251)
Other	(330)	74	0	(255	)*
Derivative financial instruments	(280)	63	(278)	(494	)*
Tax loss carryforward	4,503	386	0	4,890	*

	5,380	(113)	(278)	4,992	*
Acquisitions				(219)

				4,773

*=rounded

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Deferred tax assets and liabilities (Continued)

	Balance at January 1, 2008	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2008
	(in EUR thousands)
Property, plant and equipment	84	(292)	0	(208)
Trade receivables	105	718	0	823
Inventories	1,019	2,465	0	3,484
Provisions for pensions	69	(20)	0	49
Deferred revenues	(38)	(126)	0	(164)
Currency adjustment	0	(185)	185	0
Provisions and other liabilities	(137)	(473)	0	(610)
Customer advances	(251)	508	0	258	*
Other	(255)	157	0	(97	)*
Derivative financial instruments	(494)	(314)	514	(293	)*
Tax loss carryforwards	4,890	(4,753)	0	138	*

	4,992	(2,315)	699	3,380	*
Acquisitions	(219)			(219)

	4,773			3,161

*=rounded

17.   Long-term receivables from current tax

        Long term receivables from current tax include a receivable from corporate tax which will be refunded over a period of nine years from 1 January 2008. The amount included in long term receivables is for the amounts receivable after more than one year from the balance sheet date.

18.   Inventories

	2008	2007
	(in EUR thousands)
Raw materials and supplies	26,406	21,086
Work in process	36,911	35,987
Finished goods and services completed	89	1,507
Inventories at customers' locations	13,680	1,433

	77,086	60,013

	2008	2007
	(in EUR thousands)
Write-down of inventories during the year	4,587	2,140
Inventories measured at net realisable value	9,378	15,285
Inventories recognised as an expense during the period	128,075	102,445
Reversals of write-downs recognised during the year	872	102

        Inventories already shipped to customers but for which final customer acceptance is outstanding are presented as inventory at customers' locations.

        Due to changes in the opportunity to use inventories, write-downs of k€ 872 (2007: k€ 102) on inventories were reversed and recognised in income in the financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Trade receivables and other current receivables

	2008	2007
	(in EUR thousands)
Trade receivables	41,103	34,057
Allowances for doubtful accounts	(2,289)	(567)

Trade receivables—net	38,814	33,490

Prepaid expenses	733	675
Reimbursement of research and development costs	1,533	1,016
Advance payments for inventory	359	634
VAT refund claims	1,543	2,627
Other assets	2,390	1,328
Derivatives that are designated and effective as hedging instruments
carried at fair value	0	1,875
Financial assets carried at fair value through the profit or loss (FVTPL)	4,389	870

Total other current receivables	10,947	9,025

	49,761	42,515

        Additions to allowances on trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances on receivables developed as follows:

	2008	2007
	(in EUR thousands)
Allowance at January 1	567	311
Translation adjustments	2	(8)
Impairment losses recognised	1,953	412
Used	(8)	(35)
Impairment losses reversed	(225)	(113)

Allowance at December 31	2,289	567

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

        At the balance sheet date two customers accounted for 22% and 18% respectively of the company's net trade receivables, no other single customer accounted for more than 10% of trade receivables. In 2007 two customers accounted for 18% and 12% respectively of trade receivables, no other customer accounted for more than 10% of receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

        Included in the Company's trade receivable balance are debtors with a carrying amount of k€ 5,975 (2007: k€ 4,420) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality and, although the company has no collateral, the amounts are still considered recoverable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Trade receivables and other current receivables (Continued)

        In determining the financial assets which may be individually impaired the Company has taken into account the likelihood of recoverability based on the past due nature of certain receivables, and our assessment of the ability of all counter-parties to perform their obligations.

	2008	2007
	(in EUR thousands)
1-90 days past due	5,910	4,096
More than 90 days past due	2,354	891

20.   Other financial assets

        Other financial assets of k€ 3,000 (2007: k€ 4,831) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

21.   Cash and cash equivalents

	2008	2007
	(in EUR thousands)
Cash-in-hand	7	5
Bank balances	67,455	71,938

Cash and cash equivalents in the consolidated cash flow statement	67,462	71,943

        Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

        Bank balances included k€ 0 given as security (2007: k€ 214) at December 31, 2008.

22.   Shareholders' Equity

Subscribed capital

	2008	2007
January 1	89,138,905	87,836,154
Shares for exercise of stock options	553,423	1,302,751

Issued capital at December 31, under IFRS	89,692,328	89,138,905

Treasury shares	1,202,288	1,305,308

Stated share capital at December 31	90,894,616	90,444,213

        The share capital of the company consists of no-par value shares and was fully paid-up during 2008 and 2007. Each share represents a portion of the share capital in the amount of € 1.00.

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

        Both the authorised capital I and the authorised capital II have remained unchanged compared to December 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Shareholders' Equity (Continued)

        At December 31, 2008, AIXTRON AG's Executive Board is authorised:

  –
  to increase, with the consent of the Supervisory Board, AIXTRON's stated share capital at any time or from time to time on or before May 17, 2010 by up to € 35,919,751 by issuing against either cash contribution or contribution in kind new registered no-par value shares with a proportional amount of € 1.00 per share in the share capital (Authorised Capital I). In this event, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders' pre-emptive right.

  –
  to increase, with the consent of the Supervisory Board, AIXTRON's stated share capital at any time or from time to time on or before May 17, 2010 by up to € 8,979,937 by issuing against cash contributions new registered shares without par value with a proportional amount of € 1.00 per share in the share capital (Authorised Capital II). In this case, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders' pre-emptive right.

        The Executive Board is also authorised, with the consent of the Supervisory Board, to define the rights embodied in a share and the other conditions and terms of the issuance of shares.

Paid-in capital

        Paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

Income and expenses recognised in equity

	Currency translation	Derivative financial instruments	Total
	(in EUR thousands)
Balance at December 31, 2005	9,420	(305)	9,115

Change in currency translation	(7,871)	0	(7,871)
Change in unrealised gains/losses before taxes	0	1,122	1,122
Deferred taxes	0	(298)	(298)

Balance at December 31, 2006	1,549	519	2,068

Change in currency translation	(9,932)	0	(9,932)
Change in unrealised gains/losses before taxes	0	961	961
Deferred taxes	0	(289)	(289)

Balance at December 31, 2007	(8,383)	1,191	(7,192)

Change in currency translation	(5,372)	0	(5,372)
Change in unrealised gains/losses before taxes	0	(1,706)*	(1,706)
Deferred taxes	0	515	515

Balance at December 31, 2008	(13,755)	0	(13,755)

*
rounded

        The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the Euro.

        The item "derivative financial instruments"comprises the gain or loss on foreign currency hedge contracts deferred in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Earnings per share

Basic earnings per share

        The calculation of the basic earnings per share at December 31, 2008, is based on the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings per share

        The calculation of the diluted earnings per share at December 31, 2008 is based on the weighted-average number of outstanding common shares and ADS and of common shares and ADS with a possible dilutive effect resulting from share options being exercised under the share option plan and in connection with the conversion of issued convertible bonds and other options.

	2008	2007	2006
Earnings per share
Net profit/loss attributable to the shareholders of AIXTRON AG in k€	22,994	17,250	5,857
Weighted average number of common shares and ADS at December 31	89,478,415	88,163,952	87,824,321

Basic earnings per share (€)	0.26	0.20	0.07

Earnings per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON AG in k€	22,994	17,250	5,857
Weighted average number of common shares and ADS at December 31	89,478,415	88,163,952	87,824,321
Dilutive effect of convertible bonds	0	0	25,440
Dilutive effect of share options	1,016,486	783,934	52,938
Weighted average number of common shares and ADS at December 31 (diluted)	90,494,901	88,947,886	87,902,699

Diluted earnings per share (€)	0.25	0.19	0.07

        The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

	2008	2007	2006
	(Number of shares)
Share options	2,631,692	2,151,017	5,681,172

24.   Employee benefits

Defined contribution plan

        The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees' base salaries. In 2008 the expense recognised for defined contribution plans amounted to k€ 896 (2007: k€ 824, 2006: k€ 701).

Defined benefit plan

        The Company's net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. These are final salary plans. Provisions for pensions developed as follows:

	2008	2007	2006
	(in EUR thousands)
Interest expense	47	44	42
Actuarial gains and losses	(80)	(149)	(37)

	(33)	(105)	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Employee benefits (Continued)

        The expense for pensions developed as follows:

	2008	2007	2006	2005	2004
	(in EUR thousands)
Present value of net obligations at January 1	878	983	978	703	37
Income/Expense recognised in consolidated income statement (see below)	(33)	(105)	5	275	0

Present value of net obligations at December 31 = Total provisions for pensions at December 31	845	878	983	978	37

        In the income statement, the income (2005 and 2006: expense) of k€ 33 (2007: k€ 105; 2006: k€ 5; 2005: k€ 275; 2004: k€ 0) is recognised in general administration expense.

        The following table shows the principal actuarial assumptions:

	2008	2007
Biometrical calculation assumptions	Heubeck tables 2005G	Heubeck tables 2005G
Interest rate at December 31	6.00%	5.40%
Expected salary increase	0.00%	0.00%
Expected pension increase	2.00%	1.75%

        In the three years ending 2008 no payments were made under these plans. The value of the obligations from pension plans is determined annually at December 31.

25.   Share-based payment

        The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

        In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The options were exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Vested options were only permitted to be exercised when the performance of the AIXTRON stock exceeds the performance of the Technology AS Price Index (formerly the New Market Index) by at least 5% in the reference period or when the turnover reported by AIXTRON rose by at least 25% per year and the profit/revenue ratio was at least 12%. The period when the exercise of the options under those conditions could take place has now lapsed. Regardless of fulfilment of the conditions, the stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. All options are settled by physical delivery of shares. Upon exercise of options new shares are issued. Under this plan 1,168,788 options for the purchase of 1,839,478 common shares were outstanding as of December 31, 2008.

        In 2002, options were granted with the exercise price slightly less than fair market value. Fair market value is determined based upon the closing trading price on grant date.

AIXTRON stock option plan 2002

        In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Share-based payment (Continued)

plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus a premium of 20% over the average closing price. No grants were issued with a strike price less than fair market value. All options are settled by physical delivery of shares. Upon exercise of options new shares are issued. A total of 1,802,319 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2008.

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

        Under the 2008 tranche of the AIXTRON stock option plan 2007, 779,000 new options were granted in fiscal year 2008 (2007 tranche: 759,100 options).

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

        A total of 142,499 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2008. Upon exercise of options new shares are issued from the trust (see note 22).

Summary of stock option transactions

AIXTRON share options

	2008		2007
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(EUR)		(EUR)
Balance at January 1	5,003,027	13.76	5,060,565	12.93
Granted during the year	779,000	4.17	759,100	10.09
Exercised during the year	450,403	5.00	644,336	4.06
Forfeited during the year	182,427	8.54	172,302	9.56

Outstanding at December 31	5,149,197	13.76	5,003,027	13.76

Exercisable at December 31	768,134	20.53	819,733	19.66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Share-based payment (Continued)

Genus share options

	2008		2007
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(USD)		(USD)
Balance at January 1	247,099	5.95	994,469	5.47
Exercised during the year	103,070	5.68	658,371	5.39
Expired during the year	1,530	4.69	88,999	4.72

Outstanding at December 31	142,499	5.96	247,099	5.95

Exercisable at December 31	142,499	5.96	182,896	6.66

        The weighted-average share price of the options exercised was USD 5.68. The intrinsic value of options exercised amounted to kUSD 585.

        The employees of Genus Inc. held 279,410 stock options representing the right to receive 142,499 ADS of AIXTRON AG as of December 31, 2008. As part of the Genus, Inc. transaction, a trust for the employee stock options of Genus Inc. was set up, into which ADS of AIXTRON AG were deposited after the capital increase on March 14, 2005.

AIXTRON stock options as of December 31, 2008

Exercise price (EUR)	Outstanding	Exercisable	Average option life
			(in years)
3.10	53,150	53,150	4.50
3.83	1,392,400	0	7.50
4.17	779,000	0	10.00
6.17	356,769	208,904	5.50
7.48	634,730	0	8.50
10.09	728,400	0	9.00
18.70	406,824	406,824	5.50
26.93	400,900	0	7.50
67.39	397,024	99,256	6.50

	5,149,197	768,134

Genus stock options as of December 31, 2008

Range of exercise prices (USD)	Average exercise price	Outstanding	Exercisable	Average option life
	(USD)			(in years)
3.49 to 4.27	3.56	63,377	63,377	5.9
5.00 to 6.80	5.47	15,308	15,308	5.4
7.20 to 9.41	8.23	59,734	59,734	5.0
12.06 to 12.73	12.55	4,080	4,080	4.9

		142,499	142,499

Assumptions used to calculate fair values and share-based payment expenses

        The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a binomial lattice model. In accordance with IFRS 2 the measurement includes only options which were granted after November 7, 2002. In 2008, the personnel expenses from share-based payments were k€ 1.808 (2007: k€ 1,247; 2006: k€ 1,450). As at December 31, 2008 an amount of k€ 4.649 relating to stock options granted prior to that date has not yet been recognised as a personnel

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Share-based payment (Continued)

expense. This amount will be charged over the period to 2013. The expected allocation of the expense is as follows: 2009: k€ 2,254, 2010: k€ 1.499, 2011: k€ 684 and after 2012: k€ 212.

AIXTRON share options granted

	in 2008	in 2007	in 2006	in 2004	in 2003
Fair value on grant date	1.77 €	4.34 €	1.53 €	3.08 €	1.78 €

Price per share	4.30 €	8.69 €	2.71 €	4.84 €	2.79 €
Exercise price	4.17 €	10.09 €	3.83 €	6.17 €	3.10 €
Expected volatility	52.69%	52.48%	65.59%	73.54%	73.76%
Option life	10.0 years	10.0 years	10.5 years	10.5 years	10.5 years
Expected dividend payments	0.00 €	0.00 €	0.00 €	0.00 €	0.00 €
Risk-free interest rate	4.04%	4.06%	3.90%	4.38%	4.40%

Genus share options granted

	in 2005	in 2004	before 2004
Average fair value on grant date	1.30 $	1.65 $	2.68 $

Average price per share	2.04 $	2.51 $	3.97 $
Average exercise price	2.04 $	2.51 $	3.97 $
Average expected volatility	91.76%	95.38%	104.20%
Average option life	10 years	10 years	9.53 years
Average expected dividend payments	0.00 $	0.00 $	0.00 $
Average risk-free interest rate	4.11%	4.27%	4.18%

        The expected volatility is based on historical volatility.

26.   Accruals and provisions

        Development and breakdown of provisions:

	01.01.2008	Exchange rate differences	Usage	Reversal	Addition	31.12.2008	thereof short term
	(in EUR thousands)
Provisions for pensions	878	0	0	41	8	845	0
Provisions for personnel expenses	4,233	(51)	3,117	207	3,592	4,450	4,450
Warranties	3,115	(102)	511	171	683	3,014	3,014
Onerous contracts	1,807	93	320	50	0	1,530	320
Provisions for commissions	1,237	(17)	579	158	2,890	3,373	3,373
Hedges	912	(214)	106	0	1,884	2,476	2,476
Other	6,665	(101)	4,581	1,274	6,139	6,848	6,848

Total	18,847	(392)	9,214	1,901	15,196	22,536	20,481

				thereof long term			2,055

							22,536

Provisions for pensions

        The provisions for pensions are commented on in note 24.

Provisions for personnel expenses

        These include mainly provisions for holiday not yet taken and bonuses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Accruals and provisions (Continued)

Provisions for onerous contracts

        These include provisions for contracts connected with obligations, including rent payable and contract risks.

Fair value of derivative financial instruments

	2008	2007
	(in EUR thousands)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward foreign currency contracts	0	138
Financial assets carried at fair value through the profit or loss (FVTPL)
Foreign currency options	1,829	774
Forward foreign currency contracts	647	0

Fair value of derivative financial instruments	2,476	912

Other provisions

        Other provisions include auditors' fees in the amount of k€ 691.

27.   Trade payables and other current liabilities

        The liabilities consist of the following:

	2008	2007
	(in EUR thousands)
Trade payables	18,782	23,761

Other liabilities from grants	583	489
Wage and church tax due, social security contributions	534	481
VAT due	165	127
Other liabilities	584	206

	1,866	1,303

	20,648	25,064

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

        The AIXTRON Group's central management co-ordinates access to domestic and international financial institutions and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposure to risk by likelihood and magnitude. These risks cover all aspects of the business, including financial risks, and the risk management system is in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

accordance with the corporate governance recommendations specified in the German Corporate Governance Code.

        Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates.

Liquidity risks

        Liquidity risk is the risk that the Group is unable to meet its existing or future obligations due to insufficient availability of cash or cash equivalents. Managing liquidity risk is one of the central tasks of AIXTRON AG. In order to be able to ensure the Group`s solvency and flexibility at all times cash and cash equivalents are projected on the basis of regular financial and liquidity planning.

        As at December 31, 2008 the group had no borrowings (2007 nil) and k€ 67,462 cash and cash equivalents (2007 k€ 71,943).

Credit risks

        Financial assets generally exposed to a credit risk are trade receivables (see note 19) and cash and cash equivalents.

        The Company`s cash and cash equivalents are kept with banks that have a good credit standing. Central management of the Group assesses the counter-party risk of each financial institution dealt with and sets limits to the Group`s exposure to those institutions. These credit limits are reviewed from time to time so as to minimise the default risk as far as possible and to ensure that concentrations of risk are managed.

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

Foreign currency risk

        The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts to hedge the exchange rate risk arising on the export of equipment. The main exchange rates giving rise to the risk are those between the US Dollar, Pound Sterling and Euro.

        The carrying amounts of the Group?s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2008	2007	2008	2007
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
US Dollars	(21,345)	(34,536)	33,885	37,070
GB Pounds	(6,276)	(7,140)	19,747	5,655

        Exposures are reviewed on a regular basis and are managed by the Company through sensitivity analysis.

Foreign currency sensitivity analysis

        The Company is mainly exposed to US Dollar and Pound Sterling exchange rate risks through its worldwide activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

        The following table details the Company's sensitivity to a 10 percent change in the value of the Euro against the Dollar and Pound. A positive number indicates an increase in profit and other equity, a negative number indicates a reduction in profit and other equity.

	USD Currency impact		GBP Currency impact
Increase in value of Euro by 10% kEUR	2008	2007	2008	2007
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Profit or loss	1,574	(2,996)	40	48
Other equity	(5,241)	757	(2,804)	(5,511)

	USD Currency impact		GBP Currency impact
Decrease in value of Euro by 10% kEUR	2008	2007	2008	2007
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Profit or loss	(249)	2,996	(10)	(48)
Other equity	5,241	(757)	2,804	5,511

        The effect on profit or loss of changes in currency rates differs between increases and decreases in rates because of the asymmetrical effect of changes in valuation of option contracts.

        The sensitivity analysis represents the foreign exchange risk at the year end date only. It is calculated by revaluing the Group's financial assets and liabilities, existing at 31 December, denominated in US Dollars or British Pounds, by 10%. It does not represent the effect of a 10% change in exchange rates sustained over the whole of the financial year, only the effect of a different rate occurring on the last day of the year.

Forward foreign exchange contracts

        The Company enters forward foreign exchange contracts to cover receipts from highly probable forecast sales denominated in US Dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

        The following table details the forward foreign currency contracts outstanding as at the reporting date:

	Foreign Currency		Contract Amount		Fair Value
	2008	2007	2008	2007	2008	2007
	($000s)	($000s)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash flow hedges
Sell US Dollars buy Euros
Less than 3 months	—	17,700	—	12,816	—	828
3 to 12 months	—	19,000	—	13,909	—	1,047
Sell US Dollars buy GB Pounds
Less than 3 months	—	21,000	—	14,293	—	28
3 to 12 months	—	63,000	—	42,880	—	(166)
Fair Value Hedges through the Profit or Loss
Options to sell US Dollars buy Euros
Less than 3 months	32,000	10,600	22,488	7,153	611	242
3 to 12 months	100,000	23,900	70,320	16,129	3,778	628
Options to sell US Dollars buy GB Pounds
Less than 3 months	—	12,000	—	8,168	—	(109)
3 to 12 months	—	36,000	—	24,503	—	(666)
Options to sell Euros buy US Dollars
Less than 3 months	15,000	—	10,345	—	(247)	—
3 to 12 months	45,000	—	31,034	—	(1,582)	—
Sell US Dollars buy GB Pounds
Less than 3 months	4,000	—	2,083	—	(779)	—
Sell GB Pounds buy US Dollars
Less than 3 months	4,000	—	2,730	—	132	—

Foreign currency cash hedges

        At 31st December 2008, the aggregate amount of unrealised gains on forward foreign exchange contracts deferred in the hedging reserve relating to the exposure on anticipated future transactions is k€ 0 (2007 k€ 1,191).

        The unrealised gains of k€ 1,191 (31 December 2006: k€ 519) included in income and expenses recognised in equity as of December 31, 2007 were fully reversed and recognised in income statement at maturity date of the contracts in the financial year. The losses actually realised in 2008 were k€ 223 (2007: gains k€ 1,001).

Foreign currency option contracts

        The company has also entered into option contracts to hedge the exchange rate risk on US Dollar sales proceeds in 2009. The contracts are classified as at fair value through the profit and loss account.

        Unrealised gains of k€ 1,913 (2007 unrealised losses k€ 870) on forward exchange contracts are recognised in Other Operating Income in the profit and loss statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

Fair values

        The fair values and the carrying amounts of the financial instruments shown in the balance sheet are shown in the following table. Financial assets are classified into categories.

FINANCIAL ASSETS 2008	Cash and cash equivalents	Loans and receivables	Held to-maturity investments	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash and cash equivalents	67,462	0	0	0	0	67,462
Fair value of derivative financial instruments	0	0	0	4,389	0	4,389
Other financial assets	0	0	3,000	0	0	3,000
Other non-current assets	0	673	0	0	0	673
Trade receivables	0	38,814	0	0	0	38,814

Total	67,462	39,487	3,000	4,389	0	114,338

FINANCIAL LIABILITIES 2008	Cash and cash equivalents	Loans and receivables	At amortised cost	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Other current liabilities	0	2	0	0	0	2
Fair value of derivative financial instruments	0	0	0	2,476	0	2,476
Trade payables	0	0	18,782	0	0	18,782
Advance payments from customers	0	0	52,566	0	0	52,566

Total	0	2	71,348	2,476	0	73,826

FINANCIAL ASSETS 2007	Cash and cash equivalents	Loans and receivables	Held to-maturity investments	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash and cash equivalents	71,943	0	0	0	0	71,943
Other financial assets	0	0	4,831	0	0	4,831
Other non-current assets	0	1,241	0	0	0	1,241
Trade receivables	0	33,490	0	870	1,875	36,235

Total	71,943	34,731	4,831	870	1,875	114,250

FINANCIAL LIABILITIES 2007	Cash and cash equivalents	Loans and receivables	At amortised cost	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Other current liabilities	0	1	0	0	0	1
Fair values of derivative financial instruments	0	0	0	774	138	912
Trade payables	0	0	23,761	0	0	23,761
Advance payments form customers	0	0	49,988	0	0	49,988

Total	0	1	73,749	774	138	74,662

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

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

29.   Operating leases

Leases as lessee

        Non-cancellable operating lease rentals are payable as follows:

(in EUR thousands)
2009	2,348
2010	2,576
2011	2,383
2012	1,821
2013	397
after 2013	157

9,682

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

        The expenses for leasing contracts were k€ 2,174, k€ 1,944 and k€ 2,004 for 2008, 2007 and 2006 respectively.

30.   Capital commitments

        As of December 31, 2008, the Company had entered into purchase commitments with suppliers in the amount of k€ 15,886 (2007: k€ 49,223) for purchases within the next 12 months. Commitments for capital expenditures are k€ 1,834 (2007: k€ 2,840) as of December 31, 2008.

31.   Contingencies

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

32.   Related parties

Identity of related parties

        Related parties of the Company are members of the Executive Board and members of the Supervisory Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Related parties (Continued)

Remuneration of Executive Board

        Active members of the Executive Board are remunerated as follows:

	2008	2007
	(in EUR thousands)
Short-term employee benefits	2,507	2,642

Total cash remuneration	2,507	2,642

Share-based payment	276	677

Total remuneration	2,783	3,319

        The following table shows the remuneration of the Executive Board for each individual member in 2008:

Executive Board Member	Fixed remuneration	Variable remuneration	Total monetary remuneration	Number of granted Options	Option Value at grant date	Total Remuneration
	(kEUR)	(kEUR)	(kEUR)	(kpieces)	(kEUR)	(kEUR)
Paul Hyland	442	690	1,132	52	92	1,224
Wolfgang Breme	309	345	654	52	92	746
Dr. Bernd Schulte	376	345	721	52	92	813

Total	1,127	1,380	2,507	156	276	2,783

Remuneration of Supervisory Board

        Remuneration of the members of the Supervisory Board consists of the following:

	2008	2007
	(in EUR thousands)
Fixed remuneration	153	153
Variable remuneration	264	87
Attendance fee	30	30

Remuneration of Supervisory Board total	447	270

        The following table shows the remuneration of the Supervisory Board in 2008 for each individual member:

Supervisory Board Member	Fixed	Variable	Attendance Fee	Total
Kim Schindelhauer* (Chairman of the Supervisory Board)	54	93	6	153
Dr. Holger Jürgensen*	27	47	6	80
(Deputy Chairman of the Supervisory Board)
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	18	31	12	61
Karl-Hermann Kuklies	18	31	0	49
Prof. Dr. Rüdiger von Rosen	18	31	0	49
Joachim Simmroß*	18	31	6	55

	153	264	30	447

*
member of the audit committee

        The remuneration of the Supervisory Board is included in other operating expenses (see note 7).

        For further details regarding the remuneration of Executive Board and Supervisory Board, refer to Item 6.B "Directors, Senior Management and Employees—Compensation" in this report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.   Consolidated entities

        AIXTRON AG controls the following significant subsidiaries:

		Share of capital in %
	Country	2008	2007
AIXTRON Inc	USA	100	100
AIXTRON Ltd.	UK	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
AIXTRON AB *	Sweden	100	100
AIXTRON KK	Japan	100	100
Genus trust **	USA	n.a.	n.a.

*
Formerly Epigress AB

**
The shares in Genus trust are attributed, as beneficial owner, to AIXTRON, as control exists due to the trust relationship with AIXTRON AG (see note 22).

34.   Events after the balance sheet date

        There are no events after the balance sheet, of which the directors have knowledge, which would result in a different assessment of the Company's net assets, results of operation and financial position.

35.   Auditors' fees

        Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2008	2007
	(in EUR thousands)
for audit	691	729
for other confirmation services	56	32
for tax advisory services	208	87
for other services	2	24

	957	872

        Included in the total amount of fees are fees for Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of k€ 437 for audit (2007: k€ 445), k€ 56 for other confirmation services (2007: k€ 32), k€ 59 for tax services (2007: k€ 14) and k€ 2 for other services (2007: k€ 24).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36.   Employees

        Compared to last year, the average number of employees during the current year was as follows:

Employees by Function

	2008	2007
	(average number for the year)
Sales and Service	190	184
Research and Development	213	202
Manufacturing	134	132
Administration	80	71

Employees (§ 314 HGB)	617	589
Executive board members	3	4
Apprentices	11	9

Total Employees	631	602

37.   Statement of compliance with the German Corporate Governance Code

        In 2008, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is available to shareholders on the Company's web site www.aixtron.com.

38.   Supervisory Board and Executive Board

        Composition of the Supervisory Board as of December 31, 2008

  •
  Dipl.-Kfm. Kim Schindelhauer, Aachen, businessman (Chairman of the Supervisory Board since 2002)

  •
  Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman of the Supervisory Board since 2002)

  •
  Prof. Dr. Wolfgang Blättchen, Leonberg, business consultant, Executive Board of Blättchen & Partner AG, Leonberg (member of the Supervisory Board since 1998)

    o    Membership of Supervisory Boards and controlling bodies:

    •
    Marc O'Polo AG, Stephanskirchen—Chairman of the Supervisory Board—

    •
    HAUBROK AG, Düsseldorf—Deputy Chairman of the Supervisory Board—

    •
    APCOA Parking AG, Leinfelden-Echterndingen—member of the Supervisory Board—

    •
    Datagroup IT Services Holding AG, Pliezhausen—member of the Supervisory Board

  •
  Mr. Karl-Hermann Kuklies, Duisburg, businessman (member of the Supervisory Board since 1997)

  •
  Prof. Dr. Rüdiger von Rosen, Frankfurt/Main, businessman, Deutsches Aktieninstitut e.V., Frankfurt/Main—Managing member of the Executive Board (member of the Supervisory Board since 2002)

    o    Membership of Supervisory Boards and controlling bodies:

    •
    PriceWaterhouseCoopers AG, Wirtschaftsprüfungsgesellschaft, Frankfurt/Main—member of the Supervisory Board—

    •
    Prime Time Entertainment AG, Mörfelden—Deputy Chairman of the Supervisory Board—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

38.   Supervisory Board and Executive Board (Continued)

  •
  Dipl.-Kfm. Joachim Simmroß, Hanover, businessman (member of the Supervisory Board since 1997)

    o    Membership of Supervisory Boards and controlling bodies:

    •
    technotrans AG, Sassenberg—Chairman of the Supervisory Board—until May 9, 2008

    •
    Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main—member of the Supervisory Board—

    •
    WeHaCo Unternehmensbeteiligungsgesellschaft mbH, Hanover—member of the Advisory Board—

    •
    BAG Health Care GmbH, Lich—member of the Advisory Board—

    •
    HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hanover—member of the Advisory Board—

    •
    Astyx GmbH, Ottobrunn—member of the Advisory Board—

        The following gentlemen are members of the Company's Executive Board:

  •
  Paul Hyland, Aachen, businessman, Chairman, President and Chief Executive Officer since 2002

  •
  Dr. Bernd Schulte, Aachen, physicist, Executive Vice President and Chief Operating Officer since 2002

  •
  Dipl.-Kfm. Wolfgang Breme, Aachen, businessman, Executive Vice President and Chief Financial Officer since 2005

    o    Membership of Supervisory Boards and controlling bodies:

    •
    Deutsches Aktieninstitut e.V., Frankfurt/Main—member of the Executive Board—

39.   Critical accounting judgments and key sources of estimation and uncertainty

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

39.   Critical accounting judgments and key sources of estimation and uncertainty (Continued)

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