Form 20-F
period 2009-12-31
AIXTRON AG
filed 2010-03-10
CIK 1089496

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
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

Kaiserstr. 98
52134 Herzogenrath
Federal Republic of Germany
(Address of Principal Executive Offices)

[Guido Pickert, +49 241 8909-444, +49 241 8909-445, Aixtron AG, Kaiserstr. 98, 52134 Herzogenrath, Federal Republic of Germany]

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing one Ordinary Share
Ordinary shares, no par value (not for trading, but only in connection with the listing of its American Depositary Shares on
The NASDAQ Global Select Market)
(Title of Class)

The NASDAQ Global Select Market
(Name of each Exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2009: 100,667,177 ordinary shares, no par value.

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

ii

iii

Presentation of Information

        In this Annual Report on Form 20-F (this "report"), unless the context otherwise requires, references to "AIXTRON," "the AIXTRON Group," the "Group" or "the Company" are to AIXTRON Aktiengesellschaft and its consolidated subsidiaries. References to "Management" are to the Executive Board of AIXTRON Aktiengesellschaft. Throughout this report, whenever a reference is made to AIXTRON's website, such reference does not incorporate information from the website by reference into this report.

        The Company's audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        AIXTRON publishes its audited Consolidated Financial Statements in Euros. As used in this report, "EUR", "Euro" or "€" means the single unified currency that was introduced in the Federal Republic of Germany and ten other participating member states of the European Union on January 1, 1999. "US-Dollar", "U.S$," or "USD" means the lawful currency of the United States of America. "Pound Sterling", "British Pounds", "GB Pounds" or "GBP" means the lawful currency of the United Kingdom.

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

As of or For the Year Ended December 31,	2009 IFRS	2008 IFRS	2007 IFRS	2006 IFRS	2005 IFRS
	(thousand EUR, except share and per share data)
Consolidated Income Statement Data:
Revenues	302,857	274,404	214,815	171,685	139,402
Operating result	62,725	32,489	20,643	5,699	(52,675)
Profit/Loss attributable to the equityholders of AIXTRON AG (after taxes)	44,766	22,994	17,250	5,857	(53,468)
Basic earnings per share	0.49	0.26	0.20	0.07	(0.65)
Diluted earnings per share	0.48	0.25	0.19	0.07	(0.65)
Dividends declared per common share(1)	0.00	0.09	0.07	0.00	0.00
Consolidated Statement of Financial Position Data:
Total assets	573,094	314,827	296,827	263,482	237,317
Total liabilities	159,565	101,938	98,473	79,540	53,718
Minority interests	0	0	0	0	0
Shareholders' equity	413,529	212,889	198,354	183,942	183,599
Subscribed capital	99,588	89,692	89,139	87,836	87,797
Other Data:
Adjusted weighted average number of shares outstanding
—basic	91,609,912	89,478,415	88,163,952	87,824,321	82,111,081
—diluted	93,015,677	90,494,901	88,947,886	87,902,699	82,111,081

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

Year ended December 31,	Average Rate
2009	1.3933
2008	1.4695
2007	1.3703
2006	1.2661
2005	1.2400

        The following table shows the noon buying rates for Euros in US-Dollars for the last six months.

Month ended	High	Low
February 2010*	1.3955	1.3476
January 2010	1.4536	1.3870
December 2009	1.5100	1.4243
November 2009	1.5085	1.4658
October 2009	1.5029	1.4532
September 2009	1.4795	1.4235
August 2009	1.4416	1.4075

        On February 26, 2010, the noon buying rate was USD 1.3660 per € 1.00.

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

        The compound semiconductor and the semiconductor manufacturing equipment industry can be affected by the cyclical nature of the semiconductor industry. Although semiconductors are used in many different products, the markets for those products are interrelated to various degrees. The industry has historically experienced sudden changes in supply and demand for semiconductors. The timing, length and severity of these industry cycles are difficult to predict. During periods of declining demand for semiconductor manufacturing equipment, AIXTRON needs to be able to quickly and effectively align its cost structure with prevailing market conditions, to manage its inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. Because a high proportion of AIXTRON's costs are fixed in the near term, the Company's ability to reduce expenses quickly in response to revenue shortfalls is limited. During periods of rapid growth, AIXTRON's business must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people. The Company's customers often accelerate or delay expenditures, as well as attempt to cancel or reschedule their orders, in reaction to variations in their businesses or market conditions. As a result, AIXTRON must be able to react quickly to these changes in supply and demand. A failure to quickly align the Company's cost structure and manufacturing capabilities with industry fluctuations could lead to significant losses or a failure to capitalize on increased demand. In either event, the results of operations may be adversely affected, which could result in significant volatility in the market price of the Company's ordinary shares and ADSs.

Uncertainties of economic and political conditions, in particular by the current global macroeconomic downturn and financial crisis may adversely impact AIXTRON's financial position and results of operations.

        Recently, the U.S. economy and several other major economies have slowed and the financial health of major banks has deteriorated. Although AIXTRON had no bank borrowings during 2009, it has cash bank deposits. AIXTRON monitors the financial condition of its banking partners, but if one of AIXTRON's banking partners were to default before AIXTRON detected the problem or took appropriate measures, this could adversely impact AIXTRON's financial position. The global economic slowdown and tight credit market might adversely affect AIXTRON's customers and suppliers. In addition to the potential for reduced demand, AIXTRON customers might delay or cancel orders and suppliers might delay or cancel deliveries, which could adversely affect AIXTRON's ability to align its capacity with its sales. In recent months, certain indices and economic data began to show first signs of improvement and stabilization in the macroeconomic environment. However, these conditions still might make it challenging for AIXTRON to plan and adapt, which could adversely impact AIXTRON's results of operations.

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

        Some of AIXTRON's competitors have greater financial, engineering, manufacturing and marketing resources than the Company does. In addition, AIXTRON faces competition from smaller emerging equipment companies whose strategy is to provide a portion of the products and services that the Company's semiconductor equipment business offers, using innovative technology to sell products into specialized markets. New product introductions or enhancements by AIXTRON's competitors could cause a decline in revenues or loss of market acceptance of AIXTRON's existing products. Increased competitive pressure could also lead to intensified price competition resulting in lower margins. The Company's failure to compete successfully with these other companies would seriously harm its business.

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

        As stated above, AIXTRON has experienced long and unpredictable sales cycles. The timing of an order often depends on the capital expenditure budget cycle of customers. In addition, the time it takes the Company to build a product to customer specifications, which the Company refers to as the build cycle, typically ranges from four to nine months, followed in certain cases by a period of customer acceptance during which the customer evaluates the performance of AIXTRON's system and may potentially reject such system. As a result of the build cycle and evaluation periods, the period between a customer's initial purchase decision and revenue recognition on an order often varies widely, and variations in length of this period can cause further fluctuations in operating results.

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

        Revenues outside of Europe accounted for 86.30% of the Company's total revenues for the year ended December 31, 2009, versus 93.27% for the year ended December 31, 2008, and 91.25% of total revenues for the year ended December 31, 2007. Revenues from AIXTRON's Asian-based customers accounted for 82.56% for the year ended December 31, 2009, versus 86.79% for the year ended December 31, 2008, and 81.06% of total revenues for the year ended December 31, 2007. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's revenues will be subject to risks, including:

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

        Although AIXTRON has not experienced any material delays related to its suppliers in the last three years, any such delays would have a negative impact on customer acceptance of AIXTRON's systems, and ultimately, on its ability to generate revenues. In addition, AIXTRON generally does not have long-term supply agreements with many of its suppliers. Consequently, the Company could experience significant price increases and may not be able to obtain replacement components in a timely manner or at all. Such price increases would increase the cost of goods which could adversely affect the Company's gross margins and operating results.

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

        In addition, new climate change regulations could require us to change our manufacturing processes or obtain substitute materials that may cost more or be less available for our manufacturing operations. Furthermore, new restrictions on carbon dioxide or other greenhouse gas emissions could result in significant costs for us. Greenhouse gas legislation has been introduced in Germany and the United States legislatures and we expect increased worldwide regulatory activity in the future. The cost of complying, or of failing to comply, with these and other climate change and emissions regulations could have an adverse effect on our business plans and operating results.

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

        Because AIXTRON is not obligated to continue to have the ADSs listed on the NASDAQ Global Select Market, AIXTRON could delist its ADSs, which could adversely affect the market price for the ADSs and ordinary shares. In addition, if the ADSs are no longer listed on the NASDAQ Global Select Market, there can be no assurance that a market will develop for the ADSs and it will be more difficult for a United States holder to sell the underlying ordinary shares.

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

Item 4:    Information on the Company

A.  History and Development of the Company

Introduction

        AIXTRON Aktiengesellschaft was incorporated as a German limited liability corporation in 1983 and converted to a stock corporation under the laws of the Federal Republic of Germany in 1997. AIXTRON is headquartered in Herzogenrath, Germany and has wholly-owned subsidiaries in Germany, the United Kingdom, Japan, South Korea, Sweden, Taiwan and the United States. AIXTRON's principal executive office is located at Kaiserstrasse 98, D-52134 Herzogenrath, Germany, and the Company's telephone number there is +49-241-8909-0. AIXTRON's agent for service of process in the United States is AIXTRON, Inc., 1139 Karlstad Drive, Sunnyvale, California 94089.

Important Events

Placement of new AIXTRON shares in a capital increase

        On October 28, 2009 AIXTRON announced the Executive Board's decision, with the consent of the Supervisory Board, to increase the Company's share capital by utilizing its authorized capital and issuing 8,979,937 new no-par value registered shares, for cash. Shareholders' subscription rights were excluded for this transaction. The new shares were placed with qualified investors in Germany and internationally via an accelerated bookbuilding process. The placement was concluded on October 29, 2009 at a placement price of € 17.75 per share. The gross proceeds from the capital increase amounted to approximately € 159.4 million. The proceeds will be used to strengthen the Company's balance sheet, to support higher capital spending and further growth of the Company.

AIXTRON AG bearer shares converted to registered shares

        AIXTRON converted its entire 90,894,616 stock of bearer shares into registered shares, as of September 22, 2008. Because only shareholders entered in the register can be identified by the Company as shareholders, the conversion will facilitate a more direct communication with AIXTRON shareholders.

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

Acquisition of Genus

        On March 15, 2005, AIXTRON acquired Genus, a supplier of chemical vapor deposition ("CVD") and atomic layer deposition ("ALD") technologies, which are required in the production of advanced semiconductors and hard disk drives. Genus changed its name to AIXTRON, Inc. in May 2006.

        For information regarding amendments to AIXTRON's Articles of Association, refer to Item 10.B. "Additional Information—Memorandum and Articles and Association" in this report.

Capital Expenditures

        For information regarding capital expenditures, refer to Item 5.B. "Liquidity and Capital Resources—Investments" in this report.

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

        AIXTRON supplies to customers both full production-scale complex material deposition systems and small scale systems for Research and Development ("R&D") use and small-scale production use.

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

        The total number of employees increased by 11%, from 619 employees at the end of 2008 (2007: 609) to 687 at December 31, 2009. The increase in fiscal year 2009 was due to the increased number of Manufacturing, Sales and Service, and Administration employees in line with the higher operating output. AIXTRON considers its labor relations to be satisfactory.

	2009		2008		2007		2009-2008
Employees by Function	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Sales and Service	223	32%	187	30%	186	31%	36	19%
Research and Development	206	30%	218	35%	210	34%	(12)	(6)%
Manufacturing	165	24%	131	21%	139	23%	34	26%
Administration	93	14%	83	14%	74	12%	10	12%

Total	687	100%	619	100%	609	100%	68	11%

        As of December 31, 2009, the majority of AIXTRON's worldwide employees were based in Europe, and there, the largest group was employed in R&D positions.

	2009		2008		2007		2009-2008
Employees by Region	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Asia	116	17%	84	14%	79	13%	32	38%
Europe	472	69%	428	69%	401	66%	44	10%
USA	99	14%	107	17%	129	21%	(8)	(7)%

Total	687	100%	619	100%	609	100%	68	11%

Technology, Products and Services

        AIXTRON's product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 × two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition ("MOCVD") or Hydride Vapor Phase Epitaxy ("HVPE") or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition ("PVPD") or Organic Vapor Phase Deposition ("OVPD®") or large area deposition for Organic Light Emitting Diodes ("OLED") applications or Plasma Enhanced Chemical Vapor Phase Deposition ("PECVD") for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires).

        AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition ("CVD"), Atomic Vapor Deposition ("AVD®") and Atomic Layer Deposition ("ALD").

        The following table summarizes the products and technologies AIXTRON offers to its customers for use in specific applications and devices:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD
	CVD	PVPD	ALD
	PECVD		AVD®
HVPE
Products	Planetary Reactor® 200 series	Gen1 R&D Tool	Lynx CVD
	Close Coupled Showerhead®	Gen 2 Production Tool	Tricent® ALD
	Nano CVD Reactors; 'Black Magic Series'	Gen 3.5 Production Tool	Tricent® AVD®
	Hot-Wall Reactors: VPseries		QXP-8300
Potential Applications/Devices	LEDs	OLEDs for displays	Metal and Oxide films for CMOS gate stacks
	Optoelectronics (photo diodes, lasers, modulators for telecom/datacom)	OLEDs for solid state lighting	Metal and Oxide films for capacitor structures in DRAMs and FeRAMS
	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells
	High-Frequency devices ((such as Hetero Bipolar Transistors and High Electron Mobility Transistors)) for wireless datacom	Electronic semiconductor structures for flexible displays and Radio Frequency Identification Devices ("RFID")
Silicon Carbide ("SiC") based High Power Devices
Solar cells
Carbon Nanotubes: structures for electronic, display & heat sink applications

        AIXTRON also offers a comprehensive range of peripheral equipment and services, including products capable of monitoring the concentration of gases in the air and for cleaning the exhaust gas from metal organic chemical vapor deposition processes. The Company also assists its customers in designing the production layouts for the gas supply to thin film deposition systems. Additionally, the Company offers its customers training, consulting and support services.

Research and Development

        AIXTRON maintains a strong, well funded and focused Research and Development program and infrastructure within the business. The R&D activities the company is engaged in are deemed critical for the Company's long-term strategy to maintain its position as a leading provider of deposition equipment for the manufacturing of complex device structures for the semiconductor industry.

        In 2009, R&D expenditures increased year on year, in line with expectations, by € 4.6 million, from € 28.3 million in 2008 (2007: € 26.5 million) to € 32.9 million, reflecting our determination to further strengthen our technological positioning. For more information regarding R&D expenses from fiscal year 2007 through 2009, refer to Item 5.A "Operating Results—Development of Results—Operating Costs" in this report.

        Supported by our successful capital increase of October 2009, we plan to further increase our R&D investments in 2010, underlining our commitment, during this period of expected strong market growth, to remain a recognized technology and market leader. In the current, Compound Semiconductor market environment, where the number of market players is increasing, and product cycle times are decreasing, we believe that focused and market-led R&D is a critical success factor. In the short to medium term, we plan to increase our R&D focus on the opportunities that could arise from a potentially faster than expected arrival of a new dynamic market for solid state lighting devices. We will also be concentrating our activities on future equipment generations to reflect our clients' and end consumers' increasing expectations for improved operational costs and efficiencies.

        AIXTRON maintains R&D laboratories in Aachen and Herzogenrath in Germany and in Sunnyvale, California. These comprehensive in-house research laboratories are equipped with the latest version AIXTRON systems and are used for researching new equipment, materials and processes for the production of semiconductors structures. The projects pursued in the R&D laboratories are supported by cutting-edge simulation tools and techniques, which have been developed in-house to become critical tools to significantly shorten development times in addition to reducing material and energy-intensive manufacturing and testing processes to a minimum.

        AIXTRON's global R&D organization works as a technology matrix, with each project drawing on the expertise that resides within each centre of excellence, regardless of location. The R&D team also works closely with the global sales and service organization to develop systems, tailored to customers' individual needs. Much of the work done by the AIXTRON R&D team is also in conjunction and collaboration with many well-known universities, research centers and industrial partners worldwide, including many publicly and regionally-funded development projects.

        The following are examples of current R&D projects:

EU and regionally funded research projects with semiconductor nano-wires for solar cells and LEDs

        The main goal of these types of projects, started in 2009, is to design and build an equipment technology platform for growing nano-wire-structures for use in next generation LEDs and solar cell structures. AIXTRON's core competence in the optimization of MOCVD technology will be used to develop deposition processes for nano-rods made of Silicon or group-III nitrides, replacing traditional semiconductor layers with more complex material solutions.

        The project objectives are to explore the potential to substantially increase the efficiency both of solar cells and of white LEDs by employing novel nano-material concepts, which, when using more cost effective substrates, such as glass, polymeric or metal foils, will enable more competitive production costs in due course.

EU-funded Carbon Nanotubes research project ("Technotubes")

        The aim of this research project, formally started during the second quarter 2009, is to develop the first automated 300 mm wafer-scale equipment for the mass production of carbon nanotube structures. The scope of the project covers the design, engineering, process development, control, quality assurance and material qualification of these new innovative material structures. Furthermore, micro-electronic prototype applications will be developed within the scope of the project, to validate that such applications could potentially directly benefit from this low cost, high volume carbon nanotubes production platform.

        The "Technotubes" project draws on both AIXTRON's considerable development experience of showerhead technology, evidenced by the significant market share of the Company's CRIUS MOCVD® equipment and the company's in-house expertise in Carbon Nanotube technology.

 German research project for special lighting and signage applications based on OLED technology ("So-Light")

        The So-Light project, funded by the BMBF (German Federal Ministry for Education and Research), was approved and started in the fourth quarter 2009. The project objective is to explore the physical fundamentals and then investigate the possibilities for industrialization of organic LED technology for lighting applications.

        As a sub-project, AIXTRON aims to independently improve and further develop the Company's Organic Vapour Phase Deposition (OVPD®) / large area deposition process technology, using pilot production equipment, on which small-molecule OLED special lighting and signage applications will be produced and qualified.

Joint research project: Thousand lumen organic phosphorescence devices for lighting system applications ("TOPAS 2012")

        This second BMBF-funded project, started in the fourth quarter 2009, will also employ AIXTRON OVPD® or large area deposition technology. In a sub-project; "OVPD®—process technology for production of white OLEDs", AIXTRON is the lead partner tasked with building a vertical OVPD® Gen 2.5 in-line production tool, which will subsequently be integrated into an existing process line at a facility owned by another research partner.

        The combined project's goal is to investigate the experimental fundamentals and then create an innovative OLED pilot production line in Germany, focused on producing energy efficient, high lumen output and process cost efficient lighting devices.

Intellectual Property

        AIXTRON's success depends in part on its proprietary technology. AIXTRON secures its technology by patenting inventions and know-how, provided it is strategically expedient for the Company to do so. As of December 31, 2009, 172 patent-protected inventions were in use, of which 10 were registered in the reporting period. Patent protection for these inventions applies in the sales markets relevant for AIXTRON and at its main competitors' production locations, specifically in Europe, Japan, South Korea, Taiwan and the United States. These patents are maintained and renewed annually and will expire between 2010 and 2029.

        AIXTRON also has exclusive and non-exclusive licenses to patents owned by others covering certain AIXTRON's products, as well as SAP Software licenses.

        AIXTRON is the licensee of certain patents owned by Centre National de la Recherche Scientifique and Universal Display Corporation which are important to the Company's operations in the fields of AVD® and OVPD®. Under the terms of those licenses, AIXTRON sells epitaxial reactors that manage the layering of complex materials, produced by thin film deposition processes that enable the high precision liquid injection, evaporation and gas phase deposition of metal organic materials required to produce photoelectric and electronic devices. Similar principles are employed in the design of Organic Vapor Phase Deposition equipment for use in the manufacture of organic light emitting devices. Management finds it impractical to quantify the portion of revenues attributable to products that incorporate the technology governed by these agreements because all product sales can be aggregated into one group based upon the common technology.

Manufacturing

        AIXTRON is principally involved in the final assembly stage of the production process followed by the final equipment configuration, tuning and testing processes. The Company purchases all of the components and most of the assemblies required to manufacture the equipment from third-party suppliers. AIXTRON's contractors and suppliers are carefully selected and qualified to be able to source, supply and/or partially assemble and test individual equipment parts and sub-assemblies. There are typically several suppliers for each AIXTRON equipment component/assembly. AIXTRON's own staff manages or executes the final system assembly and product configuration and testing procedures.

        Since 1994, AIXTRON has been annually assessed and awarded unlimited ISO-9001 certification. In 2007, the process-oriented management system was successfully certified and subsequently audited in accordance with worldwide quality standard DIN EN ISO 9001:2000. In October 2009 this certification was upgraded to DIN EN ISO 9001:2008. For compliance with customer requirements and specifications, the Company has adopted and is regularly assessed according to standards and procedures maintained by a series of independent certification companies, such as "TÜV" in Germany or "UL" or "ETL" in the USA.

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

Customers and Principal Markets

        Our semiconductor device customers are principally, but not exclusively, focused on the manufacturing of LEDs, wireless, optoelectronics, logic and data storage components. Some of these customers are vertically integrated device manufacturers who serve the entire value chain down to the end consumer (Samsung, as an example). Others (Epistar, as an example) are independent component suppliers who deliver the chips and components produced on AIXTRON equipment to the next link in the value chain, namely; the electronic device manufacturers (Nokia, as a theoretical example). Our customers also include research centers and universities. Most of the world's leading electronic device manufacturers produce in Asia. Consequently, the majority of our sales continue to be delivered into this region.

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Seasonality

        AIXTRON's business is currently not materially affected by seasonality.

Competitive Positioning

        AIXTRON's main competitor in MOCVD applications is the process equipment division of Veeco Instruments, Inc. (USA). AIXTRON also competes with a number of Asian manufacturers including Taiyo Nippon Sanso (Japan), amongst others. As a consequence of the rising LED end-market expectations and positive prospects for MOCVD equipment demand, there is speculation that equipment companies from adjacent industries try to develop their own MOCVD tools. One example is Applied Materials, Inc. (USA), which is currently in the development process for an in-house equipment solution for production of LEDs.

        Based on market research by VLSI Research, Inc. (as of April 2008) and Gartner Dataquest (as of March 2009), it is estimated that the share of the MOCVD equipment market (estimated 2008 total market value: USD 486 million) held by AIXTRON in 2008 was around 72%. The Company's strongest competitor in terms of sales, Veeco Instruments, Inc., had an estimated market share of approximately 19% for the same period. AIXTRON continues to anticipate a market share position in excess of 60% in the global MOCVD market, for 2009. Market research company Gartner Dataquest has estimated in Dec. 2010 that the MOCVD market will be valued at USD 683 million by the end of 2010 (2009e: USD 464 million).

        For Organic Semiconductor applications, AIXTRON competes with established manufacturers such as Ulvac, Inc. (Japan), Tokki Corporation (Japan), Sumitomo (Japan), Applied Materials, Inc. (USA), Doosan DND Co., Ltd. (South Korea), Sunic System (South Korea) and a number of smaller other companies. While these competitors use established vacuum thermal evaporation ("VTE") technology and polymer technology to produce organic light emitting diodes (OLEDs), AIXTRON offers to OLED manufacturers its own highly innovative organic vapor phase deposition (OVPD®) and PVPD (polymer vapor phase deposition) large area deposition technologies. In AIXTRON's opinion, due to a perceived superior process technology and the potential for reducing manufacturing costs, these technologies have the potential to compete successfully with VTE and polymer technologies. AIXTRON is potentially well positioned as a key system supplier for next generation of OLEDs and large area deposition applications, that are anticipated to be used in innovative, self-luminous displays as well as future potential lighting, solar cell, and other electronic OLED applications.

        As AIXTRON and customer applications are still in the market entry phase, AIXTRON's Organic Semiconductor market share information is neither available nor meaningful at this point in time.

        For CVD, AVD® and ALD applications, AIXTRON competes with a variety of other equipment companies, including Applied Materials, Inc. (USA), Tokyo Electron, Ltd. (Japan), ASM International N.V. (Netherlands), Veeco Instruments, Inc. (USA), IPS Technology (South Korea), Jusung Engineering Co., Ltd. (South Korea), and Hitachi Kokusai Electric Co., Ltd (Japan). With the Company's currently available silicon semiconductor manufacturing technologies, AIXTRON is potentially well positioned to offer advanced films for sub 32 nm memory and sub 22 nm logic integrated circuits (ICs). These technologies enable extremely high precision in depositing very thin material layers and facilitate the consistent coating of complex three-dimensional microelectronic device structures. Moreover, they offer the semiconductor industry new material coating possibilities for the next generation of computer chips and devices, and, in AIXTRON's opinion, present high development potential for the future.

        Based on the most recent market research by Gartner Dataquest (as of March 2009), it is estimated that in 2008 AIXTRON held a 6% share in the developing ALD systems market (total 2008 market value: USD 200 million), and an approximate 18% share of the market for tungsten silicide CVD systems specifically sold to DRAM and NAND Flash memory chip manufacturers (total 2008 market value: USD 32 million). In line with other capital equipment companies serving the memory device market, AIXTRON has continued to experience low order intake and revenue levels with its memory customers in 2009.

Key Performance Indicators

        The Executive Board has implemented numerous systems and procedures to manage, monitor, analyze, and document Company risks and opportunities, including a Key Performance Indicator (KPI) system addressing all business areas. In 2009, the areas "Market", "Finance" and "Technology Development" were, like in 2008, the most prominent control areas AIXTRON's Executive Board was focused on.

        In the "Market" control area, using third party reports and direct customer dialogue, AIXTRON pursues a market-led product development strategy through the careful examination of market trends and customer requirements. The strategic aim of such control area is to ensure the market availability of new and appropriate product generations in line with customer requirements and ahead of competition.

        In the "Finance" control area, the Executive Board uses a range of internal and external key performance indicators, most importantly: total sales revenue contribution margins, net result data and cash flow. The strategic objective of such control area is to ensure that increasingly profitable revenue growth is matched by appropriate and prudent cash flow development.

        In the "Technology Development" control area, the Executive Board uses a range of internal and external key performance indicators to evaluate the progress and success of internal projects. The Management regularly reviews project progress against target timelines and objectives, including: total sales revenue and net result data comparisons to the original targets. The strategic aim of such control area is to ensure that ongoing projects retain the necessary level of technological and commercial competiveness throughout the life of the product.

Government Regulation

        Due to the nature of AIXTRON's products, the shipment of some products to customers in certain countries requires the Company to obtain an export license from legal and statutory authorities in the US, Germany, U.K. and Sweden, including, for example, the Department of State and the Department of Commerce in the U.S., the Bundesamt für Wirtschaft und Ausfuhrkontrolle ("BAFA") in Germany, and the Department for Business, Innovation and Skills in the U.K.

        Research and development activities, as well as the manufacturing and demonstration of the Company's products involve the use of potentially harmful chemical and hazardous materials and radioactive compounds and as a result, AIXTRON is subject to environmental and safety regulations in connection with its business operations.

        Because AIXTRON's securities are publicly traded in the US, the Company is also subject to the rules and regulations promulgated by the SEC, including those promulgated under the Sarbanes Oxley Act of 2002. In addition, AIXTRON is subject to the provisions of the US Foreign Corrupt Practices Act relating to the maintenance of books and records and anti-bribery controls.

C.    Organizational Structure

        The table below shows a list of the significant AIXTRON-subsidiaries as of December 31, 2009:

Name	Jurisdiction of Incorporation	Ownership Interest
AIXTRON Ltd.	England and Wales	100%
AIXTRON AB	Sweden	100%
AIXTRON Korea Co. Ltd.	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.	USA	100%
Genus Trust*	USA	n.a.

*
The shares in Genus Trust are attributed, as beneficial owner, to AIXTRON, as control exists due to the trust relationship with AIXTRON AG

D.    Property, Plant and Equipment

        The Company has its registered office in Herzogenrath, Germany, and had a total of 11 facilities worldwide owned or rented as of December 31, 2009:

Facility location	Use	Approx. size	Lease expiry
		(sq. m.)
Herzogenrath, Germany (owned)	Headquarters, Manufacturing, Sales and Service, Engineering, Research and Development	12,457	—
Herzogenrath, Germany (leased)	Administration, Sales, Engineering, Research and Development	2,726	31/12/2011
Aachen, Germany (leased)	Research and Development	200	29/01/2014
Alsdorf, Germany (leased)	Engineering, Research and Development	1,588	31/12/2011
Cambridge, UK (leased)	Manufacturing, Sales and Service, Engineering	2,180	13/09/2014
Lund, Sweden (leased)	Engineering and Service	449	31/12/2011
Sunnyvale, CA, USA (leased)	Manufacturing, Sales and Service, Engineering, Research and Development	9,300	31/10/2012
Seoul, South Korea (leased)	Sales and Service	1,032	31/08/2010
Shanghai, China (leased)	Representative Office	492	30/06/2013
Hsinchu, Taiwan (leased)	Sales and Service	1,418	31/12/2011
Tokyo, Japan (leased)	Sales and Service	311	31/03/2010

        As publicly announced in January 2010, AIXTRON has started the building project of a new state of the art R&D campus at its premises in Herzogenrath in support of the company's Research and Development strategy. The new facility will be mainly used for Engineering and Research and Development. In total, AIXTRON plans to invest up to € 40 million of its cash resources over the next 2-3 years. The new facilities will have an approximate size of 16,000 square meters and will utilize a renewable energy design to minimize its carbon footprint.

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

Item 4A:    Unresolved Staff Comments

        None.

Item 5:    Operating and Financial Review and Prospects

Global Economy

        With a negative global economic growth of -1.1% year on year as described by the International Monetary Fund "IMF", 2009 has been described as the most challenging year for economies across the globe since World War II. Financial markets had been operating under considerable stress, albeit that some of the major (US and European) banks proclaimed, in March 2009, that they were becoming profitable again. Consequently, some investors and consumers appeared to be gaining confidence that government policy actions can facilitate an improvement in market conditions.

        In the more economically developed countries, including the United States, the Euro-zone nations, Japan, Canada, and the United Kingdom, GDP is expected by IMF to have shrunk by 3.4% in 2009 under a combination of plummeting asset values, decreasing household wealth and sinking consumer demand. Even previously booming emerging and developing economies, including China, India and the Middle East felt the direct and immediate effects of the global recession, with 2009 economic growth having slowed considerably down from the levels of 2008. Falling export demand, lower commodity prices and financial constraints led to the severe global slowdown in economic growth.

        In order to attempt to reverse the economic spiral seen in 2008 and 2009, several nations around the world with advanced and emerging economies have enacted fiscal stimulus plans, to support fragile demand and to reduce further fears of a global depression. Central banks reacted quickly with exceptionally large interest rate cuts as well as unprecedented measures to inject liquidity and to sustain credit availability. Together, these measures helped to increase levels of confidence in the fiscal markets, fostering a capital market rally during 2009 (Source: IMF October 2009 estimates).

        However, the period of strengthening stock markets and increasingly positive economic news was coincidental with the falling value of the US-Dollar against the Euro after a period of strength seen at the beginning of the year. From March onwards, the US-currency drifted lower against the Euro, breaching the USD 1.40 per Euro level by end of May, and taking it to a year-low against the Euro at USD 1.51 by December 1. The currency compensated some of its losses during the last four weeks of the year, and bought USD 1.43 per Euro at December 31. Overall, the US-Dollar depreciated against the Euro by 2.6% during 2009. On an average year on year comparison however, the US-Dollar gained almost 6% against the Euro in 2009 over 2008, with a 2009 average exchange rate against the Euro of USD 1.39 (2008: USD 1.47).

        By the end of 2009, the global economy appeared to be recovering, pulled up by the strong performance of Asian economies and stabilization or modest recovery elsewhere. The pickup is being led by a rebound in manufacturing driven by inventory replenishments, and there are some tentative signs of stabilization in retail sales, returning consumer confidence, and firmer housing markets. As perceived prospects have progressively improved, commodity prices have staged a comeback from the lows reached earlier in 2009, and world trade is beginning to pick up slowly.

        AIXTRON was one of the few companies in the production equipment industry that experienced overall growth in 2009. After the order and revenue trough in the first quarter, order intake and revenue volumes continually increased sequentially, while demand for LED applications, and TV backlighting in particular, was higher than predicted with an increasing public and government interest in the benefits of "green technology".

        Nevertheless, AIXTRON Management continues to very carefully monitor the developments in the global economy and the financial markets, and is regularly examining what can be potentially done to find opportunities to mitigate possible negative consequential effects on AIXTRON's business.

The Semiconductor Equipment Market

        While the recorded world real gross domestic product decreased in value terms by an estimated -1.1% (according to the IMF) in 2009, the electronics equipment industry declined by -12% (according to Gartner Dataquest, December 2009). Semiconductor industry revenues declined by an estimated -11% (according to Gartner Dataquest, December 2009) and spending on all Wafer Front End equipment (WFE), which includes spending on deposition tools supplied by AIXTRON, decreased year on year, by an estimated -48% (according to Gartner Dataquest, December 2009).

        However, the specific market for High Brightness ("HB") LEDs, which can be produced with AIXTRON's compound semiconductor equipment, was predicted by Strategies Unlimited (an independent semiconductor market research institute) in their August 2009 report, to only decline by 4% in 2009, whereas unit volume sales were predicted to increase slightly higher year on year. Reflecting this predicted rising LED volume growth and the positive short to mid-term outlook for the HB LED market, AIXTRON's compound system revenues actually increased year on year by 13% in 2009, in contrast to the general industry trend. The main driver of this development was the increasing adoption of LEDs used as backlighting for LCD TVs and the corresponding demand from LCD TV producers as well as the chip and component manufacturers for MOCVD equipment.

        The 2009 global capital spending for silicon semiconductor equipment remains very restricted as a backdrop to the recession. Consequently, AIXTRON's 2009 silicon semiconductor equipment revenues decreased 20% year on year, reflecting the difficult and highly competitive market environment.

AIXTRON-specific Factors

New strategic LED manufacturing investments

        In March 2009, Samsung Electronics announced that it would set up a new LED production company in Korea by concentrating its LED related businesses into an internal 50-50 joint venture between Samsung Electro-Mechanics (SEMCO) and Samsung Electronics.

        Since March and throughout the remainder of the year, other Asian LCD-display and panel producers made various new product and investment announcements of their intent to also enter into the LED segment or expand their LED production capacities to secure a supply of components.

        The significantly increased investment levels that subsequently occurred during 2009, clearly illustrate that the rising interest in new emerging LED applications has increased the market's commitment to LED technology, proving to be highly beneficial for AIXTRON's MOCVD production equipment business.

Penetration of LED backlighting technology in TVs gained momentum

        With the increasing public and government interest in the benefits of "green technology", most of the leading TV and computer manufacturers were actively involved in developing LED-backlit products in 2009. The improved picture quality, the thinner form factor and the power saving advantages of LED technology are being used heavily in the marketing of these new products.

        It is estimated that about 50% of all laptop computers sold at the end of 2009 used LED backlighting and that this penetration rate could potentially reach close to 100% by 2011.

        The largest global volume shipper of LCD TVs, Samsung, indicated early on in the year that they intended to have shipped more than 2.5 million LED backlit TVs by the end of 2009, representing more than half the estimated total 4.5 million (DisplaySearch, January 2010) LED backlit LCD TVs sold in 2009.

        As a consequence of higher-than-expected demand for LED backlit LCD TVs, and the increase in manufacturers trying to source high-brightness LEDs, the demand for AIXTRON LED manufacturing equipment progressively gathered momentum throughout the year, starting in the second quarter.

        The predicted penetration rate for TV LED backlighting by the end of 2009 is in the range of 3-5%, however recent industry predictions of at least 10-20% penetration in 2010 reflect the positive momentum in the market and gives AIXTRON confidence for a positively challenging year ahead.

Solid state lighting market opportunities approaching

        In September 2009, Philips made a prediction that by 2014 it anticipated that 50% of their lighting solutions sold would be LED based, rising to 90% by 2020.

        Whilst this prediction presents a very optimistic outlook from Philips, it is conceivable that the momentum of the current investment cycle for LED backlighting may have contributed to the bringing forward of the emergence of the next investment cycle for solid state lighting.

Chinese government sponsorships and initiatives

        In the fourth quarter 2009, AIXTRON has experienced increasing demand from Chinese and Taiwanese companies profiting from Chinese central and local government subsidies. These subsidies consist of cash incentives for investments in MOCVD production equipment.

        Furthermore, the Taiwanese government offered tax incentives for certain capital equipment investments, such as the purchase of MOCVD equipment.

        With the positive growth prospects for LED backlighting in the short to medium term and for LED solid state lighting in the medium to long term, the LED industry has been identified as an important investment area by Greater China, and AIXTRON, as the world market leader in the MOCVD equipment industry, is a prime beneficiary from this trend.

Market capitalization exceeded € 2 billion mark

        In mid July 2009, the AIXTRON market capitalization (Frankfurt stock exchange listing) rose above the € 1 billion mark, for the first time since June 2002. By mid October 2009 it had exceeded the € 2 billion mark, rising to a year peak of € 2.5 billion by beginning of December, before finishing the fiscal year with a market capitalization of € 2.4 billion, at a closing share price of € 23.50.

        The cause and effect of this considerable increase in market capitalization was coincidental with an increasing number of large institutional AIXTRON investors many of whom maintain a minimum market capitalization value as a minimum threshold before considering making an investment. Such a change in shareholder mix change is seen by AIXTRON Management as a positive development in the Company's shareholder base.

Successful placement of AIXTRON capital increase

        In October 2009 AIXTRON increased the Company's share capital by issuing 8,979,937 new no-par value registered shares, for cash.

        The gross proceeds from the capital increase amounted to approximately € 159.4 million. The proceeds will be used to strengthen the Company's balance sheet, to support higher capital spending and further growth of the Company.

100 AIXTRON-systems per quarter manufacturing capacity confirmed

        In the third quarter 2009 AIXTRON's Management confirmed the Company's immediate capability of delivering up to 100 systems per quarter should that level of demand occur, and has targeted the ability to achieve a capacity of 150 systems per quarter during 2010.

        The speed, at which such a manufacturing capacity ramp-up was achieved, was possible due to the highly flexible operational model developed by the company over the last few years, and is in line with the remarkable market recovery, triggered by the exceptional adoption of backlighting, since the second quarter of the year.

        This same inherently flexible business model also played a major part in helping to secure profitability, despite significantly lower revenues in the first quarter 2009.

 Management Assessment of Company Situation

        Whereas the recorded world real gross domestic product was contracting and many mechanical engineering companies were experiencing strong revenue cuts, AIXTRON's 2009 business performance was highly successful. With increased revenues, significantly improved profitability and a very strong balance sheet, AIXTRON has sufficient liquidity to be able to convert the highest ever year-end order backlog into 2010 revenue and confidently face the predicted increase in business volume during the year. As a result, AIXTRON's Management is looking forward with confidence to another profitable business performance in 2010.

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

Development of Revenues

        In fiscal year 2009, AIXTRON recorded—for the first time since its foundation—annual revenues in excess of € 300 million, i.e. € 302.9 million, an increase of € 28.5 million, or 10%, compared to € 274.4 million in 2008 (2007: € 214.8 million). This has been achieved despite the global recession, which had a negative influence on revenues until the end of the first quarter 2009. From the end of the first quarter onwards, revenues showed an increasing trend sequentially quarter on quarter until the end of 2009 (Q1: € 46.2 million; Q2: € 56.7 million; Q3: € 82.0 million; Q4: € 117.9 million).

        The increase in full year revenues was mainly driven by increasing sales of the Company's compound semiconductor deposition equipment (2009: € 265.6 million; 2008: € 235.7 million; 2007: € 145.2 million). The equipment sold is predominantly used by clients for the production of LEDs. Revenues from silicon semiconductor deposition production equipment, used by customers to manufacture NAND-Flash and DRAM devices, continued to decrease in 2009 to € 9.4 million (2008: € 11.6 million; 2007: € 41.7 million). This is the result of the hesitancy of customers to invest into the technology nodes addressed by AIXTRON at this stage.

        In fiscal year 2008, AIXTRON recorded revenues of € 274.4 million, an increase of € 59.6 million, or 28%, compared to € 214.8 million in 2007. This has been achieved despite a weaker average US-Dollar/Euro exchange rate, the general slowdown in semiconductor equipment spending, and the effects of the global recession and the credit crisis. The increase in revenues was largely driven by increasing sales of our compound semiconductor deposition equipment, predominantly for the production of LEDs (€ 235.7 million in 2008; € 145.2 million in 2007). Revenues from silicon semiconductor deposition equipment, NAND-Flash and DRAM-production systems, decreased in 2008 to € 11.6 million (€ 41.7 million in 2007). This is the result of the very depressed memory market conditions that exist today and consequently suppressed capital spending by AIXTRON's customers.

        Equipment sales generated 91% of revenues in 2009 (2008: 90%; 2007: 87%). The remaining revenues were generated by sales of spare parts and service, which increased by only 3% in 2009 compared to 2008, principally because of customers minimizing all non-production costs in the early part of the year and concentrating investments on increasing production capacities in the latter quarters. Equipment sales generated 90% of revenues in 2008 (2007: 87%). The remaining revenues were generated by sales of spare parts and service, which declined due to customers cutting back on spare orders and reducing spare inventories in the current environment.

	2009		2008		2007		2009-2008
Revenues by Technology	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Revenues	302.9	100%	274.4	100%	214.8	100%	28.5	10%

of which from sale of silicon semiconductor equipment	9.4	3%	11.6	4%	41.7	19%	(2.2)	(19)%
of which from sale of compound semiconductor equipment and other equipment	265.6	88%	235.7	86%	145.2	68%	29.9	13%
of which other revenues (service, spare parts, etc.)	27.9	9%	27.1	10%	27.9	13%	0.8	3%

        82% of total revenues in 2009 (2008: 87%; 2007: 81%) were generated by sales to customers in Asia. The increase in the European revenue share to 14% (2008: 7%; 2007: 9%) was mainly due to the revenue recorded in connection with sales to one major customer to in the first quarter of 2009. The remaining revenues were generated in the United States.

        87% of total revenues in 2008 (2007: 81%) were delivered to customers in Asia. The remaining revenues were generated in Europe and in the United States.

	2009		2008		2007		2009-2008
Revenues by Region	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Asia	250.0	82%	238.1	87%	174.1	81%	11.9	5%
Europe	41.6	14%	18.5	7%	18.8	9%	23.1	125%
USA	11.3	4%	17.8	6%	21.9	10%	(6.5)	(37)%

Total	302.9	100%	274.4	100%	214.8	100%	28.5	10%

Development of Results

	2009		2008		2007		2009-2008
Cost Structure	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)
Cost of Sales	168.1	55%	161.5	59%	129.8	60%	6.6	4%
Gross profit	134.7	44%	112.9	41%	85.0	40%	21.8	19%

Operating Costs	72.1	24%	80.4	29%	64.4	30%	(8.3)	(10)%

Selling expenses	25.5	8%	27.8	10%	27.2	13%	(2.3)	(8)%
General and administration expenses	21.3	7%	18.0	7%	16.0	7%	3.3	18%
Research and development costs	32.9	11%	28.3	10%	26.5	12%	4.6	16%
Net other operating (income) and expenses	(7.6)	(2)%	6.3	2%	(5.3)	(2)%	(13.9)	n.a.

Cost of Sales

        Cost of sales increased year on year by only 4% from € 161.5 million in 2008 (2007: € 129.8 million) to € 168.1 million in 2009, while cost of sales relative to revenues continued to improve to 55% from 59% in 2008 (and 60% in 2007), due to a stronger average USD/EUR exchange rate in 2009 coupled with a more favorable product mix. Cost of sales increased year on year by 24% in absolute terms from € 129.8 million in 2007 to € 161.5 million in 2008, whilst cost of sales relative to revenues improved to 59% from 60% in 2007, benefitting from a more favorable product mix and a favorable currency movement towards the end of the year.

 Gross Profit, Gross Margin

        The Company's gross profit increased, in line with revenues and cost of sales, by 19% to € 134.7 million in 2009 (2008: € 112.9 million; 2007: € 85.0 million), resulting in a three percentage-points higher gross margin of 44%. The Company's gross profit increased, in line with revenues and cost of sales, by 33% to € 112.9 million in 2008 (2007: € 85.0 million), resulting in a one percentage-point higher gross margin of 41%, helped by more favorable currency exchange rates towards the end of the year.

Operating Costs

        Operating costs decreased in 2009 by 10% to € 72.1 million (2008: € 80.4 million; 2007: € 64.4 million). Operating costs relative to revenues decreased 5 percentage points from 29% in 2008 to 24% in 2009 (2007: 30%). Operating costs increased in 2008 by 25% to € 80.4 million (2007: € 64.4 million) in absolute terms. However, operating costs relative to revenues decreased from 30% in 2007 to 29% in 2008. The Operating Costs were influenced by the following factors:

        The decrease in selling expenses by 8% to € 25.5 million (2008: € 27.8 million; 2007: € 27.2 million) was mainly due to a different geographical mix of sales, the consequent lower variable sales commissions, and controlled discretionary expenses. Selling costs decreased by two percentage points to 8% of revenues. The slight increase of 2008 selling expenses by 2% to € 27.8 million (2007: € 27.2 million) was mainly due to volume related elements of expenses, including sales commissions. Selling costs relative to revenues decreased in 2008 by three percentage points to 10%, reflecting the low fixed elements of expenses and lower warranty expenditures despite higher volumes.

        The increase in general and administration expenses by 18% to € 21.3 million in 2009 (2008: € 18.0 million; 2007: € 16.0 million) was principally due to profit-related variable administration expenses and investments in infrastructure. Overall, general and administration expenses relative to revenues remained stable in 2009, 2008 and 2007 at 7%. The general and administration expenses increased by 13% to reach € 18.0 million in 2008 (2007: € 16.0 million) principally due to variable elements of expenses and investments in infrastructure.

Key R&D Information	2009	2008	2007	2009-2008
				%
R&D expenses (million EUR)	32.9	28.3	26.5	16%
R&D expenses, % of sales	11%	10%	12%
R&D employees (period average)	197	213	210	(7)%
R&D employees, % of total headcount (period average)	31%	35%	36%

        Research and Development costs increased by 16% from € 28.3 million in 2008 (2007: € 26.5 million) to € 32.9 million in 2009 due to increased development activities, including additional personnel and material expenses, and depreciation. R&D costs relative to revenues increased from 10% in 2008 to 11% in 2009 (2007: 12%). AIXTRON maintains a strong focus on R&D across the Group, with the determination to remain a major player in markets judged by many to hold significant growth opportunities for many years to come. As indicated in the table above, research and development costs increased by 7% to € 28.3 million in 2008 due to increased development activities, including additional personnel, material expenses and depreciation. Although increasing in absolute terms, R&D costs relative to revenues decreased from 12% in 2007 to 10% in 2008. R&D-activity remains strong in the development of both silicon and compound systems, seen as a key factor supporting our technological leadership.

        With the number of global employees increasing by 68 to 687 at year end 2009 (2008: 619; 2007: 609 employees), personnel expenses increased by 18% from € 44.0 million in 2008 to € 51.7 million in 2009 (2007: € 42.6 million). With the number of global employees increasing by 10 to 619 at year end

2008 (2007: 609), personnel expenses increased by 3% to € 44.0 million in 2008 (2007: € 42.6 million). Personnel costs are included in the operating costs as follows:

Personnel Costs	2009	2008	2007	2009-2008
	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Cost of Sales	17.3	12.5	11.2	4.8	38%
Selling, General and Administrative expenses	17.9	15.5	16.8	2.4	15%
Research and Development costs	16.5	16.0	14.6	0.5	3%

Total	51.7	44.0	42.6	7.7	18%

        Net other operating income and expenses increased from a net expense of € -6.3 million in 2008 to an operating income of € 7.6 million in 2009 (2007: € 5.3 million). Included in the net other operating income and expenses of 2009 are the gains made from the sale of the Aachen office building of € 1.3 million recorded in the first quarter, compensation payments of € 3.5 million for cancelled orders, an increase of € 1.4 million in R&D grants, a decrease of € 1.1 million in impaired receivables, and a reduction of € 5.6 million in negative foreign exchange effects, all of which had a positive influence. Net other operating income and expenses in 2008 decreased from a net income of € 5.3 million in 2007 to a net expense of € 6.3 million. The net other operating loss incurred in 2008 is mainly due to hedging losses of € 9.4 million incurred towards the end of the year. More details on other operating income and expenses can be found in Note 6 "Other operating income" and Note 7 "Other operating expenses" to the Company's consolidated financial statements.

Operating Result

        The operating result significantly increased by 93%, from € 32.5 million in 2008 (2007: € 20.6 million) to € 62.7 million in 2009. This was principally due to the positive effects of the increase in revenue and the factors described above, a strengthening of the average USD/EUR exchange rate during 2009 compared to 2008, and higher other operating income. The operating result in 2008 rose 58% from € 20.6 million in 2007 to € 32.5 million, driven largely by the 28% increase in revenues but only a 25% increase in cost of sales.

Result Before Taxes

        Result before taxes increased by 79% from € 35.7 million in 2008 (2007: € 22.4 million) to € 64.0 million in 2009, despite lower interest income, echoing the dramatically reduced available deposit interest rates. In 2008, result before taxes increased 59% from € 22.4 million in 2007 to € 35.7 million in 2008, in line with an improved operating income performance and higher net interest income due to higher average interest rates.

	2009	2008	2007	2009-2008
Interest & Taxes	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Net Finance Income/Expense	1.3	3.2	1.8	(1.9)	(59)%

Finance Income from financial assets	1.3	3.2	1.9	(1.9)	(59)%
Finance Expenses from financial liabilities	0.0	0.0	(0.1)	0.0	0%

Taxes on Income	(19.2)	(12.7)	(5.2)	(6.5)	51%

        AIXTRON recorded a tax on income expense of € 19.2 million or 30% of the profit before tax in fiscal year 2009. The 2009 tax charge was lower than the 36% in 2008 because of reduced tax rates in different jurisdictions. In 2007, the tax charge was only 23%, largely due to the recognition of tax losses in that year. Tax loss carry-forwards, remaining unrecognized as deferred tax assets in 2009, totaled € 21.2 million and in 2008 totaled € 20.6 million; (2007: € 39.1 million).

Profit/Loss Attributable to the Equityholders of AIXTRON AG (after taxes)

        The 2009 after-tax profit attributable to the equityholders of the AIXTRON AG was € 44.8 million, 95% up from the € 23.0 million in 2008 (2007: € 17.3 million). The 2008 after-tax profit attributable to the equityholders of the AIXTRON Group was € 23.0 million, 33% up from the € 17.3 million in 2007.

Net Income AIXTRON AG—Use of Results

        AIXTRON AG, the parent company of the AIXTRON Group, recorded a net accumulated income in accordance with German generally accepted accounting principles (German GAAP), based on the German Commercial Code (HGB) of € 42.5 million for 2009 (2008: € 30.0 million; 2007: € 12.3 million).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that a dividend of € 15.1 million or € 0.15 per share (€ 8.2 million or € 0.09 per share for 2008; 6.3 million or € 0.07 per share for 2007) be distributed.

Development of Orders

	2009		2008		2007		2009-2008
Equipment Orders	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Equipment order intake	370.1	100%	250.8	100%	247.7	100%	119.3	48%

of which silicon semiconductor equipment	4.2	1%	13.7	5%	39.1	16%	(9.5)	(69)%
of which compound semiconductor equipment and other equipment	365.9	99%	237.1	95%	208.6	84%	128.8	54%

Equipment order backlog (end of period)	203.8	100%	105.0	100%	131.9	100%	98.8	94%

of which silicon semiconductor equipment	6.9	3%	6.8	6%	5.8	4%	0.1	1%
of which compound semiconductor equipment and other equipment	196.9	97%	98.2	94%	126.1	96%	98.7	101%

Equipment Order Intake

        Cumulated equipment order intake in fiscal year 2009 also exceeded all previous historical highs, and at € 370.1 million was 48% up year on year (2008: € 250.8 million; 2007: € 247.7 million). AIXTRON saw a slight increase in 2008 cumulated equipment order intake, which at € 250.8 million was 1% up year-on-year (2007: € 247.7 million) and represents a healthy order intake level considering the environment at that time. The progressively increasing quarterly order intake throughout the year, (Q1: € 31.2 million, Q2: € 57.9 million, Q3: € 117.6 million, Q4: € 163.3 million) reached the highest quarterly order intake figure in the company's history and was in contrast to the decreasing quarterly trend seen in the previous year, reflecting the previously predicted digestion stage in the previous investment cycle in the LED industry and the arrival of the global credit crisis and recession.

        With € 365.9 million, almost the total value of 2009 equipment orders (99%) came from compound semiconductor equipment customers (2008: € 237.1 million or 95% of total order intake; 2007: € 208.6 or 84%). The order intake for compound semiconductor equipment increased by 54% in a year on year comparison.

        This positive development for compound semiconductor equipment marked the beginning of a new LED investment cycle, which started after the low point of demand in the first quarter 2009, and is primarily driven by the increased adoption of LED TV applications. The previous LED investment cycle with its equipment demand peak in the fourth quarter of 2007 had been primarily driven by notebook backlighting.

        The 2008 order intake is characterized by a solid demand for compound semiconductor equipment, predominantly for the production of LED end-market applications throughout the year. Order intake for compound equipment rose by 14% to € 237.1 million from € 208.6 million in 2007 and consequently represents 95% of the total value of equipment orders received by AIXTRON in fiscal year 2008 (2007: 84%).

        The proportion of orders received in 2009 for silicon semiconductor equipment decreased to 1% of total equipment order intake, from 5% in 2008 (2007: 16%). The order intake for silicon semiconductor equipment decreased to € 4.2 million in 2009 from € 13.7 million in 2008 (2007: € 39.1 million), due to the persistently negative memory market environment, accentuated by the pressures arising from the global recession. The main portion of 2009 silicon orders, which consisted primarily of system orders for non-memory applications, was booked in the fourth quarter of 2009 with € 3.6 million. In 2008, the proportion of orders received for silicon semiconductor equipment, compared to total equipment orders received in 2008, dropped to 5%, from 16% in 2007. The order intake for silicon semiconductor equipment decreased, due to a persistently negative memory market environment with very restricted capital spending by 65% to € 13.7 million in 2008 from € 39.1 million in 2007.

        Separately; the development work being conducted on next-generation memory and logic equipment continues, with customer demonstrations and film development work being done within the Company's research labs and at customers' facilities. This work, combined with the involvement of Sunnyvale staff in next generation compound and other group nano-technology projects, means that the team in Sunnyvale continue to make a positive and valuable contribution to the Group's objectives.

Equipment Order Backlog

        The total equipment order backlog of € 203.8 million at December 31, 2009 was 94% higher than at the same point in time in 2008 (€ 105.0 million; 2007: € 131.9 million). On December 31, 2008, the equipment order backlog of € 105.0 million at December 31, 2008 was 20% lower than at the same point in time in 2007 (€ 132.0 million).

        The order backlog for compound semiconductor equipment was at € 196.9 million as of December 31, 2009 (97% of total backlog), more than double than last year's figure (2008: € 98.2 million, 94% of total backlog; 2007: € 126.1 million, 96% of total backlog). As of December 31, 2008, the order backlog for compound semiconductor equipment was at € 98.2 million (94% of total backlog) representing a 22% decrease year on year, in line with a difficult market environment. The remaining 2009 backlog figure of € 6.9 million (3% of total backlog) and € 6.8 million (6% of total backlog) for 2008, was made up of silicon system orders.

        As a matter of internal policy, AIXTRON records only systems as order intake and order backlog, if the Company has received a firm purchase order, if appropriate, a deposit and/or any specific shipment dependant documentation, and a customer-confirmed delivery date.

Currency Fluctuation

        Fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the Pound Sterling can affect the Company's operating results. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk. See "Item 11—Quantitative and Qualitative Disclosure about Market Risk" for further details.

B.    Liquidity and Capital Resources

Corporate Financial Management

        AIXTRON has a central financial management system to control its global liquidity, interest and currency management. The Company's need for cash is generally provided for, through operating cash flows and, to a smaller extent, through grants. Furthermore, approved by the Shareholders Meeting, and subject to Supervisory Board approval, the Company has equity instruments in place to be able to raise additional liquidity on the capital market if required.

        With the objective of securing current growth financing and to support an acceleration and expansion of the R&D activities, the Executive Board, with the approval of the Supervisory Board, decided in October 2009 to increase the Company's share capital by utilizing its authorized capital and issuing 8,979,937 new no-par value registered shares, for cash. As Management continues to believe in a strategy of financing the business primarily through equity, the Annual General Meeting will also be asked in the future to approve Management's requests for further conditional and authorized capital instruments that allow AIXTRON to take advantage of financing its business on the capital market if needed. Due to the potentially volatile nature of its business, a sufficient level of cash is essential to expeditiously finance potential business needs. Financial hedging instruments are used to partly offset currency effects and are not used for speculative purposes.

Funding

        The Company's stated share capital (Grundkapital) as of December 31, 2009 amounted to € 100,667,177 (December 31, 2008: 90,894,616; December 31, 2007: € 90,444,213) divided into 100,667,177 registered shares with a proportional interest in the share capital of € 1.00 per no-par value registered share. Each no-par value share represents the proportionate share in AIXTRON's stated share capital and carries one vote at the Company's annual shareholders' meeting. All registered shares are fully paid in. The Company has issued a share certificate representing multiples of shares (global share); shareholders do not have the right to the issue of a share certificate representing their share(s). There are no voting or transfer restrictions on AIXTRON's registered shares that are related to the Company's articles of association. There are no classes of securities endowed with special control rights.

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or ADS under certain conditions. In fiscal year 2009, 915,662 stock options (2008: 553,473 options; 2007: 1,302,707 options) were exercised, resulting in delivery of 915,662 shares or AIXTRON-ADS. Under the 2009 tranche of the AIXTRON stock option plan 2007, 778,850 new stock options were granted in fiscal year 2009 (2008 tranche: 779,000 grants; 2007 tranche: 759,100 grants).

        A more detailed description of the different stock option plans and a summary of all the stock option transactions can be found in Note 25 to the Company's Consolidated Financial Statements "Share-based payment".

        The Company recorded no bank borrowings as of December 31, 2009, 2008 and 2007.

        Where necessary, AIXTRON AG provides loans and financial security facilities to its subsidiaries to enable operations to continue efficiently. The Company has granted no security interest in its own land and buildings.

        The total shareholders' equity relative to total assets ratio increased to 72% as of December 31, 2009, compared to 68% as of December 31, 2008 and 67% as of December 31, 2007, principally due to the equity capital increase of October 2009 and the significant profit related increase in equity.

        In order to support future developments, the Company continuously explores and assesses additional funding opportunities available in the market. Additional funding needs could be covered by the additional capital as authorized by the annual shareholders' meeting.

Funding Sources (EUR or number of shares)	31-Dec 2009	Approved since	Expiry Date	31-Dec 2008	31-Dec 2007	2009-2008
Issued shares	100,667,177	—	—	90,894,616	90,444,213	9,772,561
Authorized Capital 1
—Capital increase for cash or contribution in kind with existing shareholders' preemptive rights	35,919,751	18/05/2005	17/05/2010	35,919,751	35,919,751	0
Authorized Capital 2
—Capital increase for cash excluding existing shareholders' preemptive rights	0	18/05/2005	17/05/2010	8,979,937	8,979,937	(8,979,937)
Conditional Capital 1
—Convertible Bond 1997	cancelled	24/10/1997	14/05/2008	cancelled	43,680	0
Conditional Capital 2
—Stock Options Program 1999	1,926,005	26/05/1999	31/12/2017	1,926,005	1,926,005	0
Conditional Capital 4
—Stock Options Program 2002	1,247,197	22/05/2002	31/12/2016	2,039,821	2,490,224	(792,624)
Conditional Capital I 2007
—Authorization to potentially issue convertible notes or warrants in future	35,875,598	22/05/2007	21/05/2012	35,875,598	35,875,598	0
Conditional Capital II 2007
—Stock Options Program 2007	3,919,374	22/05/2007	31/12/2018	3,919,374	3,919,374	0

        In accordance with section 71 (1) no. 8 German Corporations Act, AktG, the Company is authorized until November 19, 2010, with the approval of the Supervisory Board, to purchase its own shares representing an amount of up to € 9,089,462 of the share capital. This authorization may not be used by the Company for the purpose of trading in own shares. The authorization may be exercised in full or in part, once or several times by the Company. The shares may be purchased (1) on the stock market or (2) by way of a public offer to all shareholders made by the Company.

Investments

        The AIXTRON Group's capital expenditures of fiscal year 2009 amounted to € 9.8 million, (2008: 12.9 million; 2007: € 8.1 million), of which € 8.8 million (2008: € 11.6 million; 2007: € 6.1 million) were related to purchases of technical equipment (including testing and laboratory equipment) and € 1.0 million (2008: € 1.3 million; 2007: € 2.0 million) were related to intangible assets including software licenses. Previous year's investments into technical equipment had been 32% higher principally due to specific investments in 2008 into the new headquarters in Herzogenrath. Investments in intangible assets, which are decreasing from 2007 through 2009, consisted mainly of SAP software licenses.

        Additionally, the increase in bank deposits with a maturity of at least three months by € 87.0 million, arising largely from part of the proceeds of the capital increase, is recorded in fiscal year 2009 as cash outflow from investing activities (2008: € 1.8 million of cash inflow; 2007: € 2.1 million of cash outflow).

        As a result, the 2009 net cash outflow from investing activities was significantly higher than in previous years, and totaled € 90.1 million (2008: € 11.3 million; 2007: € 10.3 million).

        All 2009, 2008 and 2007 expenditures were funded out of operating cash flow and available cash resources.

Cash Flow

        Cash and cash equivalents, including bank deposits with a maturity of at least three months, most of which is held in Euros, (for more information, refer to "—Investments" above) increased substantially, mainly due to the October capital increase with gross proceeds of approximately € 159.4 million, to € 301.2 million (€ 211.2 million + € 90.0 million) year on year (2008: € 70.5 million; 2007: € 76.8 million).

        Additional proceeds increasing the 2009 year end liquidity came, amongst other factors, from the 2009 net profit (€ 44.8 million), non-cash expenses (€ 14.0 million), an increase of advanced payments of customers (€ 34.9 million), the sale of the Aachen office building (€ 6.7 million), stock option exercises (€ 4.1 million), and were not offset by the dividend payment (€ 8.1 million) made in the second quarter of 2009, higher inventories, higher trade receivables, and the above mentioned capital expenditures.

        There are currently no material restrictions on the Company's use of cash resources.

Assessment of Liquidity and Capital Resources

        The Company's liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that, following the October 2009 capital increase, the liquidity provided by existing cash resources and financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. Should the market and economic environment currently experienced by AIXTRON change to a period of continued weakness and lower customer demand for the Company's products and services, cash generated by operations could be lower than forecasted and not be sufficient. In such a situation, the Company might need to pursue accessing short-term credit facilities or additional equity financing offerings. There can be no assurance that any such supplemental funding, if sought, could be obtained, or if obtained, would be adequate or on terms acceptable to AIXTRON. However, AIXTRON believes that its balance sheet at December 31, 2009 should provide additional sources of liquidity if required.

C.    Research and Development, Patents and Licenses, etc.

        For information regarding research and development, patents and licenses, refer to Item 4.B. "Information on the Company—Business Overview—Research and Development", "—Intellectual Property" and Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Results—Operating Costs" in this report.

D.    Trend Information

        The development of state-of-the-art complex material deposition technology remains the Company's core competency and one which the Company has developed an acknowledged competitive advantage. The AIXTRON Management intends to continue this 'Pure Play' positioning and plans to further expand its established product portfolio, in the areas of compound semiconductor (MOCVD, and PECVD) equipment, organic semiconductor (OVPD®, PVPD) equipment, and silicon semiconductor (AVD®, ALD, CVD) equipment, into both existing and emerging markets.

        Due to an expectation that the speed of development and the competitive environment in the equipment markets that AIXTRON addresses will become more positively challenging and consequently, product life cycles will become shorter, AIXTRON intends to accelerate and expand its research and product development activities. As in previous years; AIXTRON expects to maintain its MOCVD equipment market leadership position, with a market share in excess of 60%. Market research company Gartner Dataquest has estimated in Dec. 2009 that the MOCVD market will be valued at USD 683 million by the end of 2010 (2009e: USD 464 million).

        AIXTRON will continue to drive forward with its strategy to address the OLED display and lighting market with the Company's OVPD® and PVPD technologies and additionally seeks to make further inroads into the research community with its PECVD technology aimed at Carbon Nanotube structures. As with all emerging technologies, there is an element of risk associated with the timing of AIXTRON's OVPD®, PVPD and PECVD technology being adopted by the market. Estimates of an accessible OLED or Carbon Nanotube market size or market share are neither available nor meaningful at this point in time.

        AIXTRON is currently in a transition stage with its silicon semiconductor technology. The current AIXTRON CVD deposition system revenues are expected to be replaced by a new system technology in the near future as the memory market moves to smaller technology nodes. AIXTRON has developed a new high throughput Atomic Layer Deposition (ALD) deposition tool aimed at next-generation devices for the memory device market. The likely point at which the memory production market may adopt the ALD technology the Company is developing is thought to be at sub 32nm structure dimensions.

        With the intention of addressing a new end-market opportunity, the Company has developed an Atomic Vapor Deposition (AVD®) technology which is targeting the Logic device market. The likely point at which the logic production market may adopt the AVD® technology the Company is developing is thought to be at sub 22nm structure dimensions.

        The Company is currently actively engaged in dialogue with potential customers of these new products. The AIXTRON Sales and Engineering teams are conducting product evaluations, system assessments and joint development programs as part of a pre-sales process in order to successfully launch the AIXTRON's ALD and AVD® equipment as soon as the memory and logic market will invest into new equipment for the production of devices with structures smaller than 32nm and 22nm respectively.

        The specific market niche to be addressed by AIXTRON's ALD and AVD® systems for the production of specialized applications such as gate stacks and capacitors is estimated by Gartner Dataquest (in December/2009) to be valued at USD 113 million by the end of 2009 (2008: USD 201 million).

E.  Off-Balance Sheet Arrangements

        The Company has no off-balance sheet arrangements that have or are reasonably like to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

        The following table summarizes contractual obligations for future cash outflows as of December 31, 2009:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(million EUR)
Long-Term Debt Obligations	0.00	0.00	0.00	0.00	0.00
Finance lease commitments	0.00	0.00	0.00	0.00	0.00
Operating lease commitments	9.72	3.26	2.89	2.26	1.31
Purchase commitments	76.09	76.09	0.00	0.00	0.00

Total contractual obligations	85.81	79.35	2.89	2.26	1.31

        Commitments for capital expenditures (included in purchase commitments) at December 31, 2009 were € 0.3 million (December 31, 2008: € 1.8 million; December 31, 2007 € 2.8 million).

        No obligations for funding of pension plans existed as of December 31, 2009.

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

Preparation of Consolidated Financial Statements under IFRS

        The Consolidated Financial Statements of AIXTRON AG and its subsidiaries ("AIXTRON" or "Company") have been prepared in accordance with, and fully comply with

  •
  International Financial Reporting Standards (IFRS), and the interpretations as published by the International Accounting Standards Board (IASB); and also

  •
  International Financial Reporting Standards (IFRS) as adopted for use in the European Union; and also

  •
  the requirements of Section 315a of HGB (German Commercial Code).

        In March 2008, final rules eliminating the requirement that 'Foreign Private Issuers' such as AIXTRON file U.S. GAAP-based financial statements (or a reconciliation thereto) became effective with the U.S. Securities and Exchange Commission (the "SEC") accepting reporting based solely on IFRS for fiscal years ending after November 15, 2007. Consequently, beginning with fiscal year 2007, AIXTRON simplified its reporting by moving to IFRS as its sole reporting standard and discontinued reporting reconciliation to U.S. GAAP.

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

Revenue Recognition

        Revenue is generally recognized in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance (see Note 2) to AIXTRON's Consolidated Financial Statements). The Company believes, based on past experience, that this method of recognizing revenue fairly states the revenues of the Company.

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

Recently Issued Accounting Standards

        The company adopted IFRS 8—Operating Segments during 2009. Amendments to the following standards were also adopted during 2009:

  •
  IFRS 1 and IAS 27 Cost of an Investment in an subsidiary

  •
  IFRS 3 and IAS 27—Business Combinations

  •
  IFRS 2 Vesting Conditions and Cancellations

  •
  IFRS 7 Enhancing disclosures about Fair Value and Liquidity Risk

  •
  IAS 1 Presentation of Financial Statements

  •
  IAS 23 Borrowing Cost

  •
  IAS 32 and IAS 1 Puttable Financial Instruments and Obligations arising on Liquidation

  •
  IAS 39 Embedded Derivatives

  •
  Various Improvements to IFRS.

        For more information regarding recently issued accounting standards, refer to Item 18 "Financial Statements—Note 2. Significant accounting policies" in this report.

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

        As of December 31, 2009 AIXTRON's Supervisory Board consisted of the following six individuals:

Name	Position	Member since	End of Term
Kim Schindelhauer*	Chairman of the Supervisory Board	2002	AGM 2012
Dr. Holger Jürgensen*	Deputy Chairman of the Supervisory Board	2002	AGM 2012
Prof. Dr. Wolfgang Blättchen*	Chairman of the Audit Committee, Independent Financial Expert**	1998	AGM 2012
Karl-Hermann Kuklies		1997	AGM 2012
Prof. Dr. Rüdiger von Rosen		2002	AGM 2012
Joachim Simmroß*		1997	AGM 2012

*
Member of the Audit Committee

**
Since 2005

        According to a resolution passed by the General Meeting in May 2007, the term of office of all six Supervisory Board members terminates upon closing of the General Meeting resolving on the approval of their activities during fiscal year 2011 (presumably AGM 2012).

        No member of AIXTRON's Supervisory Board serves as a director of an SEC-reporting company in the United States.

        The Supervisory Board's business address is Kaiserstrasse 98, 52134 Herzogenrath, Germany.

        For more information regarding the members of the Supervisory Board, refer to Item 18 "Financial Statements—Note 38. Supervisory Board and Executive Board" in this report.

Executive Board

        The Executive Board is responsible for managing the Company's business in accordance with applicable laws, AIXTRON's Articles of Association and the bylaws of the Executive Board, and as such it represents the Company in its dealings with third parties.

        As of December 31, 2009 AIXTRON's Executive Board ("Management") consisted of the following three individuals:

Name	Position	First Appointment	End of Term	Date of Birth
Paul Hyland	Chairman, President and Chief Executive Officer	April 1, 2002	March 31, 2015	October 20, 1953
Wolfgang Breme	Executive Vice President and Chief Financial Officer	April 1, 2005	March 31, 2013	May 15, 1960
Dr. Bernd Schulte	Executive Vice President and Chief Operating Officer	April 1, 2002	March 31, 2015	August 22, 1962
  •
  Paul Hyland (Chairman of the Executive Board, President and Chief Executive Officer): Mr. Hyland has been the President and Chief Executive Officer and a member of the Executive Board of AIXTRON since April 1, 2002. His present term will expire on March 31, 2015. From 2000 to 2002, prior to his appointment to the Executive Board, Mr. Hyland was Managing Director of Thomas Swan Scientific Equipment Limited, an acquired subsidiary of AIXTRON.

  •
  Wolfgang Breme (Member of the Executive Board, Executive Vice President and Chief Financial Officer): Mr. Breme has been Chief Financial Officer and Executive Vice President and a member of the Executive Board of AIXTRON since April 1, 2005. His present term will expire on March 31, 2013. Mr. Breme is also a member of the Executive Board of Deutsches Aktieninstitut e.V., Frankfurt/Main, Germany.

  •
  Dr. Bernd Schulte (Member of the Executive Board, Executive Vice President and Chief Operating Officer): Dr. Schulte has been Executive Vice President, Chief Operating Officer and a member of the Executive Board of AIXTRON since April 1, 2002. His present term will expire on March 31, 2015. Dr. Schulte joined AIXTRON in 1993, and he served as Director, Sales and Marketing, from 2001 to 2002.

        The Executive Board's business address is Kaiserstrasse 98, 52134 Herzogenrath, Germany.

B.    Compensation

Executive Board Remuneration

        The Supervisory Board meeting in plenary session is responsible for establishing the structure of the remuneration system and the total remuneration for individual members of the Executive Board. It regularly discusses and reviews the remuneration for appropriateness.

        The level of remuneration of the Executive Board members of AIXTRON AG is aligned with the commercial and financial situation and future prospects of the Group and the level and structure of Executive Board remuneration at comparable companies as well as the compensation structure in place in other areas of the Company. In addition, the responsibilities, experience and contribution of each individual Executive Board member are taken into account when calculating the remuneration.

        Executive Board remuneration currently consists of three components: fixed remuneration (including benefits in kind and payments into a private pension insurance), a variable bonus, and stock-based remuneration.

        In the Executive Board contracts of employment, an annual income is stipulated for the fixed remuneration component. The fixed remuneration component is non-performance-related and is paid out on a monthly basis (13 times a year) as a salary. Additional payments in kind are made, chiefly consisting of company car usage and payments for pension insurance.

        The variable remuneration is paid from an "accrued internal bonus", defined as up to 10% of the modified Group consolidated net income for the year concerned, but cannot exceed a maximum of € 6.5 million. The modified consolidated net income for the year is obtained from the Company's Consolidated Financial Statements (IFRS) certified by the auditor, less a consolidated loss carry-forward figure and those amounts that are to be allocated to earnings reserves in the Annual Financial Statements of AIXTRON AG by law or in accordance with the Articles of Association. The consolidated loss carry-forward is obtained from consolidated net losses from previous years, less the consolidated net income from subsequent fiscal years.

        In addition, as a variable component acting as a long-term incentive, the members of the Executive Board receive a stock-based remuneration in form of option rights arising from the stock option plans of AIXTRON AG. The stock option plans, including potential exercise barriers, are resolved by the Annual General Meeting. The number of option rights for the Executive Board is stipulated by the Supervisory Board. Further details on the outstanding stock options of the Executive Board as well as comments on the respective stock option plans are set out further on in this report.

        The appropriateness of the above-mentioned remuneration components, and the likelihood that they do not encourage Management to take unreasonable risks, are regularly reviewed by the Supervisory Board.

        In fiscal year 2009, the total fixed and variable remuneration of the Executive Board (including benefits in kind and pension allowance) totaled € 5,148,351 (2008: € 2,507,112; 2007: € 2,641,498). Moreover, the Executive Board was granted 156,000 option rights in 2009 (2008: 156,000; 2007: 156,000) with an option value on allocation of € 1,344,720 (2008 € 276,120 (2007: € 677,040). The

division between the individual members of the Executive Board for the years 2007 to 2009 is presented in the table below.

Executive Board Member	Year	Fixed*	Variable	Total fixed and variable remuneration	Options granted	Option value on allocation	Total EB remuneration
		(EUR)	(EUR)	(EUR)	(number)	(EUR)	(EUR)
Paul Hyland	2009	433,554	1,790,641	2,224,195	52,000	448,240	2,672,435
	2008	442,615	689,831	1,132,446	52,000	92,040	1,224,486
	2007	359,166	517,490	876,656	52,000	225,680	1,102,336
Wolfgang Breme	2009	308,968	1,119,151	1,428,118	52,000	448,240	1,876,358
	2008	308,555	344,916	653,471	52,000	92,040	745,511
	2007	295,789	258,745	554,534	52,000	225,680	780,214
Dr. Bernd Schulte	2009	376,887	1,119,151	1,496,038	52,000	448,240	1,944,278
	2008	376,279	344,916	721,195	52,000	92,040	813,235
	2007	310,926	258,745	569,671	52,000	225,680	795,351
Dr. William W.R. Elder	2009	0	0	0	0	0	0
	2008	0	0	0	0	0	0
	2007	468,140	172,497	640,637	0	0	640,637
Total	2009	1,119,409	4,028,942	5,148,351	156,000	1,344,720	6,493,071
	2008	1,127,449	1,379,663	2,507,112	156,000	276,120	2,783,232
	2007	1,434,021	1,207,478	2,641,498	156,000	677,040	3,318,538

*
incl. benefits in kind and allowance for pensions

        In total, as at December 31, 2009, the AIXTRON Executive Board held options to subscribe to 806,516 shares in the Company (December 31, 2008: 650,516; December 31, 2007: 556,391).

The amounts of shares, underlying the options, are set out below. The realizable profits from exercising of the stock options can differ significantly from the figures shown in the table.

Executive Board Member	Allocation	Outstanding	Exercisable	Option value on allocation	Exercise price	Maturity
		(shares)	(shares)	(EUR)	(EUR)
Paul Hyland	Nov 2009	52,000	0	448,240	24.60	Nov 2019
	Nov 2008	52,000	0	92,040	4.17	Nov 2018
	Dec 2007	52,000	0	225,680	10.09	Dec 2017
	May 2006	55,000	27,500	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2003	27,500	27,500	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	5,400	1,350	114,507	67.39	May 2015
Wolfgang Breme	Nov 2009	52,000	0	448,240	24.60	Nov 2019
	Nov 2008	52,000	0	92,040	4.17	Nov 2018
	Dec 2007	52,000	0	225,680	10.09	Dec 2017
	May 2006	55,000	27,500	84,150	3.83	Nov 2016
Dr. Bernd Schulte	Nov 2009	52,000	0	448,240	24.60	Nov 2019
	Nov 2008	52,000	0	92,040	4.17	Nov 2018
	Dec 2007	52,000	0	225,680	10.09	Dec 2017
	May 2006	55,000	27,500	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2003	0	0	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	2,640	660	55,981	67.39	May 2015
	May 1999	2,976	2,976	35,640	18.70	May 2014

Total		806,516	184,986

        In accordance with IFRS 2, the "option value on allocation" is also the basis for inclusion as expenses in the profit and loss account for options issued after November 7, 2002. For stock options issued before November 7, 2002, the fair value was calculated as per the Black-Scholes model.

        In the reporting year 2009, the Executive Board members exercised 0 (2008: 6,875; 2007: 217,485) option rights, and none (2008: 0; 2007: 0) expired.

        The current Executive Board members have no individual company pension benefits which would result in pension provisions. Instead, the combined Executive Board annual pension allowance (€ 120,000 p.a. in 2009, 2008 and 2007), paid by AIXTRON and included in the fixed remuneration, is transferred by the Executive Board members into independent insurance contracts with a benevolent fund allowance.

        The Company's net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. As at the end of 2009, this resulted in pension provisions totaling 1,028,464 (2008: € 845,012; 2007: € 878,003).

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

        In fiscal year 2009, the compensation of the Supervisory Board totaled € 567,345 (2008: € 446,958; 2007: € 269,751). The Supervisory Board compensation for the years 2007 to 2009 comprised in detail:

Supervisory Board Member	Year	Fixed	Variable	Attendance Fee	Total
		(EUR)	(EUR)	(EUR)	(EUR)
Kim Schindelhauer*	2009	54,000	135,651	6,000	195,651
(Chairman of the Supervisory Board)	2008	54,000	93,162	6,000	153,162
	2007	54,000	30,618	6,000	90,618
Dr. Holger Jürgensen*	2009	27,000	67,826	6,000	100,826
(Deputy Chairman of the Supervisory Board)	2008	27,000	46,581	6,000	79,581
	2007	27,000	15,309	6,000	48,309
Prof. Dr. Wolfgang Blättchen*	2009	18,000	45,217	12,000	75,217
(Chairman of the Audit Committee)	2008	18,000	31,054	12,000	61,054
	2007	18,000	10,206	12,000	40,206
Karl-Hermann Kuklies	2009	18,000	45,217	0	63,217
	2008	18,000	31,054	0	49,054
	2007	18,000	10,206	0	28,206
Prof. Dr. Rüdiger von Rosen	2009	18,000	45,217	0	63,217
	2008	18,000	31,054	0	49,054
	2007	18,000	10,206	0	28,206
Joachim Simmroß*	2009	18,000	45,217	6,000	69,217
	2008	18,000	31,054	6,000	55,054
	2007	18,000	10,206	6,000	34,206
Total	2009	153,000	384,345	30,000	567,345
	2008	153,000	263,958	30,000	446,958
	2007	153,000	86,751	30,000	269,751

*
Member of the Audit Committee

        As in previous years, there were no payments made to any Supervisory Board member for advisory services in the year 2009.

        The Supervisory Board members receive no loans from the Company.

C.    Board Practices

        For general information of the Company's board practice, refer to Item 6.A. "Directors, Senior Management and Employees—Directors and Senior Management" in this report. Also refer to Item 10.C. "Additional Information—Material Contracts" and Exhibits 4.4 to 4.8 to this report for further information regarding the Company's directors' employment contracts.

        No additional benefits are generally paid to the Company's Executive Board Members upon regular termination of their employment contracts. If the employment contract of any of the Company's Executive Board Members is terminated without notice for good cause on the part of the Executive Board Member and for which he has to bear responsibility, the entitlement to the profit sharing bonus lapses from the time that the termination becomes effective, but if it is not for an important reason or if the Executive Board Member terminates the employment relationship after a change in control, each member of the Executive Board will receive a severance pay in an amount equal to the fixed and variable compensation expected to be owed by the Company for the remaining term of the service contract, however, not exceeding an amount equal to twice the annual compensation. A change of control situation exists if a third party or a group of third parties who contractually combine their shares in order to act subsequently as a third party, directly or indirectly holds more than 50% of the Company's authorized capital.

        None of the members of the Supervisory Board has a service contract with the Company or any of its subsidiaries, providing for benefits upon termination of employment.

Audit Committee

        According to Article 16.1 of AIXTRON's Articles of Association, the Supervisory Board is authorized and, if prescribed by law, required to form committees of its members.

        The Audit Committee primarily deals with matters such as accounting, risk management, compliance, the internal control system, the auditors' mandate, identification of areas to be audited, auditors' fee arrangements, while at the same time ensuring the necessary independence of the auditors. The Chairman of the Committee regularly reports to the Supervisory Board with regard to the work performed.

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

        Set forth in the table below are the current members of the Audit Committee:

Committee	Members
Audit Committee	Prof. Dr. Wolfgang Blättchen (Chairman, independent financial expert) Dr. Holger Jürgensen Dipl.-Kfm. Kim Schindelhauer Dipl.-Kfm. Joachim Simmroß

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

E.    Share Ownership

Beneficial Ownership

        The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company's ordinary shares and options to acquire its equity securities as of December 31, 2009 by (i) each of the Company's Supervisory and Executive Board members, (ii) each of the Company's executive officers, and (iii) all Supervisory and Executive Board members of AIXTRON as a group:

Name and Address(1) of Beneficial Owner	Number of Shares(2)		Percent of Class(3)	Number of Options to Acquire AIXTRON Equity Securities
Prof. Dr. Wolfgang Blättchen	0		*	0
Wolfgang Breme	0		*	211,000
Paul Hyland	0		*	307,350
Dr. Holger Jürgensen	7,724,608	(4)	7.67%	0
Karl-Hermann Kuklies	3,600	(5)	*	0
Prof. Dr. Rudiger von Rosen	1,100		*	0
Kim Schindelhauer	1,039,604	(6)	1.03%	0
Dr. Bernd Schulte	0		*	279,408
Joachim Simmroß	37,000	(7)	*	0

All Supervisory and Executive Board members as a group	8,805,912		8.75%	797,758

Approximate percent held by U.S. holders (ADSs outstanding)	7,171,830	(8)	7.12%

*
Less than 1%.

(1)
Except as indicated otherwise, the address is: c/o AIXTRON Aktiengesellschaft, Kaiserstrasse 98, 52134 Herzogenrath, Germany.

(2)
Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)
Applicable percentage is based on 100,667,177 shares of common stock outstanding as of December 31, 2009 (according to German GAAP rules based on the German Commercial Code HGB). Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(4)
Dr. Jürgensen, directly or indirectly, beneficially owns 7,724,608 shares through his ownership stake in CAMMA GmbH.

(5)
Includes 1,900 shares owned indirectly by Mr. Kuklies's wife and 1,700 shares owned by his daughter.

(6)
Mr. Schindelhauer, directly or indirectly, beneficially owns 1,039,604 shares through his ownership stake in SBG Beteiligung GmbH.

(7)
Includes 20,000 shares owned directly, and 17,000 owned indirectly by Mr. Simmroß's wife.

(8)
Assuming that all ADSs are held by U.S. beneficial holders.

Source: JPMorgan data as of December 31, 2009.

        As of December 31, 2009, members of the Company's Supervisory Board, a group of six persons, indirectly or directly, held 8,805,912 AIXTRON ordinary shares.

        Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON ("Directors Dealings"). In fiscal year 2009, Supervisory Board member Dr. Holger Jürgensen reported he had sold through his ownership stake in CAMMA GmbH a total of 200,000 shares of AIXTRON.

Employee Bonds and Options

Employee Bonds

        As of December 31, 2009, no bonds were outstanding and there are no liabilities from convertible bonds (December 31, 2008 and December 31, 2007: € 0). During 2009, 2008 and 2007 no bonds were converted into common stock.

        In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of € 320,000, interest payable annually in arrears. The remaining outstanding convertible bonds, amounting to € 3,000 expired in accordance with the terms in November 2007 without being exercised.

Share Option Programs

        The Company has a number of stock option programs in place that grant the members of the Executive Board, management and employees the right to purchase AIXTRON shares or ADS under certain conditions.

        In fiscal year 2009, 915,662 stock options (2008: 553,473 options; 2007: 1,302,707 options) were exercised, resulting in delivery of 915,662 shares or AIXTRON ADS. Under the 2009 tranche of the AIXTRON stock option plan 2007, 778,850 new stock options were granted in fiscal year 2009 (2008 tranche: 779,000 grants; 2007 tranche: 759,100 grants). 50% of those granted options may be exercised after a waiting period of not less than two years, an additional 25% may be exercised after three years and the remaining 25% of the granted options may be exercised after at least four years. The options expire 10 years after they have been granted.

	Dec 31, 2009	Exercise	Expired/ Forfeited	Allocation	Dec 31, 2008
AIXTRON ordinary shares
stock options	4,329,478	792,624	135,255	778,850	4,478,507
underlying shares	4,998,686	792,624	136,737	778,850	5,149,197
AIXTRON ADS
stock options	6,935	123,038	12,526	0	142,499
underlying shares	6,935	123,038	12,526	0	142,499

        See Note 25 to AIXTRON's Consolidated Financial Statements for a more detailed description of the different stock option plans and a summary of all the stock option transactions.

Item 7:    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        As of December 31, 2009, Dr. Holger Jürgensen, one of the Company's founders and Deputy Chairman of the Company's Supervisory Board, directly or indirectly, beneficially owned 7.67% of AIXTRON's ordinary shares through his ownership stake in Camma GmbH. For more information, refer to Item 6. E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        As of December 31, 2009, FMR LLC (Fidelity Group), Boston, MA, USA, held 8,057,640 shares, which represents 8.00% of AIXTRON's shares outstanding.

        In its capacity as AIXTRON's depositary bank, JPMorgan Chase Bank, N.A. held 7,171,830 ordinary shares as of December 31, 2009, represented by 7,171,830 ADSs, or 7.12% of AIXTRON's shares outstanding.

        To the Company's knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 5% or more of AIXTRON's outstanding shares as of December 31, 2009.

        As of December 31, 2009, AIXTRON had 47,763 shareholders registered in its share register and JPMorgan Chase & Co, as depositary of the ADSs, held interests in 7,171,830 ordinary shares (7,171,830 ADSs), or 7.1% percent of the issued and outstanding ordinary shares as of such date, on behalf of 163 registered ADS holders and an estimated 9,070 beneficial holders of ADSs.

        For more information, refer to Item 6.E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        The Company's major shareholders do not have voting rights that are different from any other shareholder.

B.    Related Party Transactions

        None.

C.    Interest of Experts and Counsel

        Not applicable.

Item 8:    Financial Information

A.    Consolidated Statements and Other Financial Information

        For the Company's Consolidated Financial Statements and other financial information, refer to Item 5. "Operating and Financial Review and Prospects" and Item 18. "Financial Statements" In this report.

Export Revenues

        Revenues outside of Europe accounted for € 261.4 million or 86.30% of the AIXTRON's total revenues for the year ended December 31, 2009 (2008: € 255.9 million or 93.27%; 2007: € 196.0 million or 91.25%). Revenues from AIXTRON's Asian-based customers accounted for € 250.0 million or 82.56% of the Company's total revenues for the year ended December 31, 2009 (2008: € 238.1 million or 86.79%; 2007: 174.1 million or 81.06%).

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

        International Rectifier Corporation ("I.R."), of El Segundo, California, USA filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of I.R.'s former employees, including I.R.'s founder and former CEO Alex Lidow, as well as five companies, including AIXTRON AG. I.R.'s complaint alleged that I.R.'s seven former employees misappropriated, divulged to a business named Efficient Power Conversion Corporation ("EPCC") and illegally used trade secrets of I.R. relating to Gallium Nitride Technology ("GaN"). I.R. also alleged that some of the companies, including AIXTRON aided the seven main defendants by providing additional information relevant to the technology at issue. In February 2009, the U.S. District Court dismissed the two U.S. federal claims in the case against the defendants and declined to exercise its discretionary jurisdiction over the remaining claims, which all arose under California law. Having had its lawsuit dismissed in the U.S. District Court, I.R. re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, I.R. dropped some of its claims against the defendants, and the California court dismissed additional claims. Two of I.R.'s claims, one for alleged misappropriation of trade secrets and one for alleged breach of contract, remain in the case against AIXTRON AG. The lawsuit seeks USD 61 million in damages jointly and severally against all of the defendants, plus exemplary damages and attorneys' fees and legal costs against AIXTRON AG, and punitive damages against other defendants.

        AIXTRON AG fully rejects the allegations contained in I.R.'s California lawsuit and is vigorously defending itself against the two remaining claims raised in I.R.'s California action against AIXTRON AG.

        Furthermore, AIXTRON AG filed an action in the Aachen Landgericht in Germany (case no. 41 O 121/08) for a negative declaratory judgment against I.R. with the aim of establishing in Germany, and in the U.S., that all allegations and claims that I.R. raised against AIXTRON AG are unfounded (the "German action"). In the German action, I.R. counterclaimed for injunctive relief and damages. On April 7, 2009, the Aachen Landgericht issued a judgment in favor of AIXTRON AG and against I.R. on all of AIXTRON AG's claims and all of I.R.'s counterclaims in the German action. The time for I.R. to appeal from the judgment in the German action has expired, and the judgment in favor of AIXTRON AG and against I.R. in the German action is now final and res judicata.

        AIXTRON AG reserves the right to seek recovery from I.R. of any and all costs and damages that might result from I.R.'s unjustified allegations and the proceedings brought by I.R. against AIXTRON AG.

Policy on Dividend Distributions

        The maximum amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn), as determined in accordance with the German Commercial Code HGB and the German Stock Corporation Act AktG. All dividends must be approved by the Company's shareholders.

        AIXTRON AG, the parent company of the AIXTRON Group, recorded a net accumulated income in accordance with German generally accepted accounting principles (German GAAP), based on the German Commercial Code HGB, of € 42.5 million for 2009 (2008: € 30.0 million; 2007: € 12.3 million).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that a dividend of € 15.1 million or € 0.15 per share (€ 8.2 million or € 0.09 per share for 2008; 6.3 million or € 0.07 per share for 2007) be distributed.

B.    Significant Changes

        For information regarding significant changes, see Note 34 ("Events After the Reporting Date") to AIXTRON's Consolidated Financial Statements and Item 4.A "Information on the Company—History and Development of the Company—Important Events" in this report.

Item 9:    The Offer and Listing

A.    Offer and listing details

Trading Markets

        The principal trading market for AIXTRON's ordinary shares is the Frankfurt Stock Exchange, where the shares trade under the symbol "AIXA." AIXTRON's ADSs, each evidencing one ADS, which represents one ordinary share, trade on the NASDAQ Global Select Market under the symbol "AIXG."

Market Price Information

        The table below sets forth, for the calendar periods indicated, the high and low XETRA closing prices (on the Deutsche Börse's electronic trading system) for AIXTRON's ordinary shares, and the high and low closing prices per ADS as reported on the NASDAQ Global Select Market. See also the discussion under "Item 3. Key Information—Exchange Rate Information" for information with respect to rates of exchange between the US-Dollar and the Euro applicable during the periods set forth below.

	XETRA closing price per ordinary share*
	(EUR)
	High	Low
Annual
2005	3.95	2.36
2006	4.01	2.46
2007	9.98	3.31
2008	4.76	10.39
2009	25.29	3.15
Quarterly
2008
First quarter	10.39	6.83
Second quarter	10.30	6.53
Third quarter	7.30	3.89
Fourth quarter	4.76	2.92
2009
First quarter	4.77	3.15
Second quarter	8.89	3.96
Third quarter	18.93	9.21
Fourth quarter	25.29	17.25
Monthly
2009
July	11.50	9.21
August	15.42	10.85
September	18.93	12.37
October	22.61	17.25
November	23.97	19.00
December	25.29	22.21
2010
January	25.09	21.42
February	23.48	20.00

	NASDAQ closing price per ADS*
	(USD)
	High	Low
Annual
2005	4.86	2.78
2006	4.92	2.95
2007	14.80	4.54
2008	6.81	16.08
2009	38.24	3.88
Quarterly
2008
First quarter	15.18	10.70
Second quarter	15.92	10.29
Third quarter	10.80	5.75
Fourth quarter	6.90	3.53
2009
First quarter	6.58	3.88
Second quarter	12.43	5.21
Third quarter	27.43	12.93
Fourth quarter	38.24	25.05
Monthly
2009
July	16.58	12.93
August	21.86	15.76
September	27.43	17.76
October	33.52	25.05
November	36.17	28.26
December	38.24	32.00
2010
January	29.64	35.45
February	31.94	27.63

        On February 26, 2010, the XETRA closing price per ordinary share was € 21.60.

        On February 26, 2010, the closing price per ADS on NASDAQ Global Select Market was USD 29.29.

New Shares Offering

        In October 2009, AIXTRON increased the Company's share capital by issuing 8,979,937 new no-par value registered shares, for cash. The gross proceeds from the capital increase amounted to approximately € 159.4 million.

        The new shares were admitted for trading without a sales prospectus in the regulated market of the Frankfurt Stock Exchange with a simultaneous listing in the Prime Standard segment of the Frankfurt Stock Exchange, which has enhanced disclosure obligations. The newly issued shares qualify for a dividend from January 1, 2009.

B.    Plan of Distribution

        Not applicable

C.    Markets

        See Item 9.A. "Offer and Listing Details".

D.    Selling Shareholders

        Not applicable.

 E.    Dilution

        Not applicable

F.     Expenses of the Issue

        Not applicable

Item 10:    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

Articles of Association

        Copies of the Company's Articles of Association are publicly available from the commercial register (Handelsregister) of the local court (Amtsgericht) in Aachen, Germany, under the entry number HRB 7002. An English translation of the Company's Articles of Association as of January 19, 2010 is also available via the AIXTRON website and can be found in Exhibit 1.1. in this report.

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

        With respect to Items 10.B.2 through 10.B.10, if applicable, see "Description of the AIXTRON Ordinary Shares" and "Description of the American Depositary Shares" in the Registration Statement on Form F-4 (Reg. No. 333-122624) filed on February 8, 2005. Regarding the "Description of the AIXTRON Ordinary Shares, incorporated by reference, please note that meanwhile the following additional changes have occurred:

        The amount of the stated share capital of AIXTRON has changed and amounts to € 100,667,177 as of December 31, 2009. It is divided into 100,667,177 no-par value registered shares. Shareholders are not entitled to be issued a share certificate representing their share(s).

Corporate Governance

        AIXTRON's Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code (Regierungskommission Deutscher Corporate Governance Kodex) was last updated in March 2010 and states the Company's complete compliance with the Corporate Governance Code. It is posted together with the "Declaration on Corporate Governance" in the "Investor Relations—Corporate Governance" section of AIXTRON's website at www.aixtron.com.

        AIXTRON AG has had a Code of Ethics procedure since 2006 for the Executive Board members and selected key managers in Finance. For more details to the Company's Code of Ethics refer to Item 16B: Code of Ethics.

        In addition, AIXTRON has issued a Code of Conduct applicable to all employees in all Company offices throughout the world and holds them accountable to conduct that is ethical and in conformity with the law. The Code covers, amongst other topics, the following issues: Responsibility and respect towards mankind and the environment, compliance with overall legal conditions, legal and ethical conduct by each individual employee, loyalty to the Company, fair and respectful treatment of fellow employees, rejection of any form of discrimination, dealing responsibly with corporate risks, acting in an environmentally aware manner, security in all operating areas, professional work, reliability and fairness in all business relationships, compliance with guidelines on giving/taking unfair advantage, dealing with insider information and treatment of Company property. A copy of the Code of Conduct is available on the AIXTRON website www.aixtron.com under the section Investors / Corporate Governance / Code of Conduct.

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

        In conjunction with its annual report for the year ending December 31, 2009, the Company is required to include a report from its Management relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15 in this annual report on Form 20-F.

        AIXTRON generally complies with applicable German Corporate Governance practice rather than certain of the Corporate Governance requirements of NASDAQ. The requirements of NASDAQ that AIXTRON is not following and its non-conforming practices in lieu thereof are as follows:

  •
  Rule 5250(d)(1)—Distribution of Annual and Interim Reports. AIXTRON is exempt from the requirement under NASDAQ Rule 5250(d)(1) that an annual report, containing audited financial statements of the company and its subsidiaries, be distributed to shareholders a reasonable period of time following the filing of the annual report with the Commission. Consistent with the German Stock Corporation Act (Aktiengesetz) ("German Corporation Act"), AIXTRON does not distribute annual and interim reports automatically to shareholders. Instead, AIXTRON's annual reports are available to the shareholders at the Company's offices on the Company's website and are mailed to shareholders upon request. AIXTRON also files its annual reports with the SEC. In addition, under the deposit agreement relating to AIXTRON's ADSs, the Company has agreed to provide annual reports to the depositary bank (JPMorgan Chase Bank) so that the depositary bank may arrange for distribution of such information to holders of AIXTRON's ADSs;

  •
  Rule 5605—Independent Directors. AIXTRON is exempt from the independent director requirement under NASDAQ Rule 5605 that requires, among other things, a majority of a company's board of directors must be comprised of independent directors (as defined in NASDAQ Rule 5605(a)(2)) and sets forth certain voting and independence requirements with respect to the nomination of board members and the determination of compensation of officers. Consistent with the German Corporation Act, members of AIXTRON's Executive Board are elected by its Supervisory Board. The Executive Board manages the Company under its own responsibility and is not bound by orders of third parties, including the orders of the general meeting and the Supervisory Board. The Executive Board is obligated to comply with the statutory regulations, the provisions of the Articles of Association and the Rules of Procedure of the Executive Board. Furthermore the Supervisory Board is responsible for the compensation agreements with the members of Executive Board;

  •
  Rule 5605(c)—Audit Committee. AIXTRON is exempt from certain requirements under NASDAQ Rule 5605(c) with respect to a company's Audit Committee, which require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. AIXTRON currently has an Audit Committee. Nevertheless, consistent with German law, the independent auditors are elected at the shareholders' meeting, instead of being appointed by the Audit Committee. The independence of the members of AIXTRON's Supervisory Board committees is governed by the independence standards applicable to Supervisory Board members. Collectively, AIXTRON's Supervisory Board is responsible for many of the same functions as the committees required under NASDAQ Rules;

  •
  Rule 5620(c)—Quorum. AIXTRON is exempt from NASDAQ's quorum rule which requires a quorum for any meeting of the holders of common stock of at least 33 1/3% of the outstanding shares of the company's voting stock. Consistent with German law and the rules and regulations promulgated by the Frankfurt Stock Exchange, AIXTRON's Articles of Association do not provide for a quorum for annual general meetings;

  •
  Rule 5620(b)—Solicitation of Proxies. AIXTRON is exempt from NASDAQ's proxy solicitation rules which require a company solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. Consistent with German law, AIXTRON offers to its shareholders to exercise their voting rights in the general meeting through proxies appointed by the Company and keeps the declarations of such proxies available for inspection for a period of three years. The proxies appointed by AIXTRON are obliged to vote in accordance with the instructions of the represented shareholder. Under the deposit agreement pertaining to AIXTRON's ADSs, JPMorgan Chase Bank as AIXTRON's depositary bank mails to holders of ADSs a notice stating inter alia that each holder of ADSs is entitled to instruct the depositary bank as to the exercise of the voting rights. Each shareholder who desires to exercise or to give instructions for the exercise of voting rights must execute and return a document provided by the depositary bank that instructs the depositary bank as to how the number of the shares represented by such holders' ADSs are to be voted; and

  •
  Rule 5635(c)—Shareholder Approval. AIXTRON is exempt from the NASDAQ's shareholder approval requirement which generally requires companies to obtain shareholder approval of all equity-compensation plans (including stock option plans) and any material revisions to them. Consistent with the German Corporation Act, the adoption of AIXTRON's stock option plans and any material revisions thereto needs to be approved by the Company's shareholders insofar as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval.

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

Independence

        Under this two-tier board system, except as described above, AIXTRON's methods for determining and ensuring the independence of its Supervisory Board differ from those of NASDAQ Rule 5605, which generally contemplates a U.S.-style, one-tier system. In contrast to the NASDAQ Rules, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws of AIXTRON's Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of AIXTRON's Supervisory and Executive Boards are strictly independent from one another. A member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with AIXTRON, unless approved by the Supervisory Board.

Compliance with the requirements of NASDAQ Rule 5600 Series applicable to foreign private issuers

        Under Rule 5615(a)(3), as amended, AIXTRON is required to comply with Rule 5625 (relating to "the notification of material noncompliance), Rule 5640 (relating to certain voting rights and to have an Audit Committee that satisfies Rule 5605(c)(3) (regarding compliance with Rule 10A-3 of the Exchange Act) and to ensure that such Audit Committee's members meet the independence requirement in 5605(c)(2)(A)(ii)(regarding independence required under Rule 10A-3 of the Exchange Act).

        AIXTRON's Supervisory Board has determined that as of December 31, 2008, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to

Rule 5600 Series. In particular, AIXTRON's Supervisory Board has determined that each member of the Audit Committee is "independent" as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii).

C.    Material Contracts

Employment contracts of current members of the Executive Board

        The Company's employment contract with Paul Hyland, effective as of April 1, 2002 and amended as of April 24, 2009 provides for a base salary of € 390,000 per year and a bonus in accordance with the employment contract (4.0% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Hyland € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Hyland the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Hyland's present employment contract will expire on March 31, 2015.

        The Company's employment contract with Wolfgang Breme, effective as of April 1, 2005 and amended as of April 24, 2009, provides for a base salary of € 260,000 per year and a bonus in accordance with the employment contract (2.5% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Breme € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Breme the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Breme's present employment contract will expire on March 31, 2013.

        The Company's employment contract with Dr. Bernd Schulte, effective April 1, 2002 and amended as of April 24, 2009, provides for a base salary of € 325,000 per year and a bonus in accordance with the employment contract (2.5% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Dr. Schulte € 40,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Dr. Schulte the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Dr. Schulte's present employment contract will expire on March 31, 2015.

Intellectual Property Agreements

        See also item 4.B. "Information on the Company—Business Overview—Intellectual Property".

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

        German Corporation Tax and Trade Tax combined will result in an overall tax burden for German corporations amounting to approximately 30% at an average.

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

Withholding Tax on Dividends

        Withholding Tax on Dividends in Germany constitutes 25%. A solidarity surcharge of 5.5% on the withholding tax results in a surcharge amount to 1.375% (5.5% × 25%), and a total effective withholding tax rate from dividends of 26.375%. For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder must apply for a refund of withholding taxes paid. The application for refund must be filed with the German Federal Tax Office. The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

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

http://www.bzst.bund.de/003_menue_links/008_kapertragsteuer/084_ausl_ antragsteller/843_Formulare/004
_E_USA.pdf

or can be obtained from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

        As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, P.O. Box 42530, Philadelphia, PA 19101-2530 U.S.A. Requests for certification must include the eligible U.S. holder's name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

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

        Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2009. AIXTRON's status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON were a PFIC, U.S. Holders generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

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

Effects of Currency Translation

        Most of AIXTRON's subsidiaries are located outside the Euro zone. Since the Company's financial reporting currency is the Euro, AIXTRON translates the income statements of these subsidiaries into Euros so that the Company can include their financial results in its Consolidated Financial Statements. Period-to-period changes in the exchange rate for a particular country's currency can significantly affect the translation of both revenues and operating income denominated in that currency into Euros.

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

Impact of 10% increase of EUR vs. USD exchange rate	2009	2008	2007
	(EUR thousands)
Revenues	(21,016)	(20,941)	(15,740)
Net Result	(3,409)	(4,863)	(5,034)

Impact of 10% increase of EUR vs. GBP exchange rate	2009	2008	2007
	(EUR thousands)
Revenues	(14)	(40)	(415)
Net Result	4,427	2,477	2,391

Impact of 10% decrease of EUR vs. USD exchange rate	2009	2008	2007
	(EUR thousands)
Revenues	21,016	20,941	15,740
Net Result	3,409	4,863	5,034

Impact of 10% decrease of EUR vs. GBP exchange rate	2009	2008	2007
	(EUR thousands)
Revenues	14	40	415
Net Result	(4,427)	(2,477)	(2,391)

        The sensitivity of the Company's net income to exchange rate risk is reduced, in comparison with the effect on revenue, by the use of foreign currency exchange contracts and by the "natural hedge" effect of costs incurred in those currencies.

        It is the Company's policy to enter into foreign exchange contracts to cover specific foreign currency receipts generally within the range of 80 to 90% of the expected exposure. The Company also enters into foreign exchange contracts to manage the risk associated with anticipated sales transactions, generally in the range of 15 months and generally within 50 to 60% of the exposure generated.

Interest Rate Risk

        The Company's income is subject to effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments and bank loans. During 2009 the Company received € 1.3 million (2008: € 3.2 million; 2007: € 1.8 million) of net interest income.

        See Note 28 to the Company's Consolidated Financial Statements ("Financial Instruments") for more information on the credit, interest rate, and currency risks arising in AIXTRON's normal course of business.

Item 12:    Description of Securities other than Equity Securities

        As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement between J.P.Morgan Chase Bank, as depositary (the "Depositary"), AIXTRON Aktiengesellschaft (the "Company") and Holders of American Depositary Receipts dated as of March 10, 2005, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company's ADS Program, which amounts are payable to the Depositary.

        The following table shows the fees and charges that a holder of our ADSs may have to pay, either directly or indirectly:

Category		Depositary Actions	Associated Fee
(a)	depositing the underlying shares	Acceptance of shares surrendered and issuance of ADSs in exchange	Up to USD 5.00 for each 100 ADSs (or portion thereof), evidenced by the ADSs delivered or surrendered.
(b)	withdrawing underlying shares	Acceptance of ADSs surrendered for withdrawal of deposited shares	Up to USD 5.00 for each 100 ADSs (or portion thereof), evidenced by the ADSs surrendered
(c)	distributing cash dividend	Distribution of cash dividends	USD 0.02 or less per ADS (or portion thereof)
(d)	selling or exercising rights	Distribution or sale of shares, the fee being in an amount equal to the fee for the execution and delivery of ADSs, which would have been charged as a result of the deposit of such shares	USD 5.00 for each 100 ADSs (or portion thereof)
(e)	transferring of receipts	Transfers, combination or grouping of depositary receipts	USD 1.50 per ADS
(f)	expenses of the depositary

Expenses incurred on behalf of Holders in connection with

•       Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•       The depositary's or its custodian's compliance with applicable law, rule or regulation

•       Stock transfer or other taxes and other governmental charges

•       Cable, telex, facsimile transmission/delivery

•       Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•       Any other charge payable by depositary or its agents

Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distribution.

 Direct Payments made by J.P. Morgan to AIXTRON

        J.P. Morgan, as Depositary, has agreed under certain conditions to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with such program. In 2009, there was no reimbursement made by J.P.Morgan, the Depositary, to AIXTRON.

Indirect Payments made by J.P. Morgan to AIXTRON

        As part of its service to AIXTRON, J.P. Morgan has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and IR-related services estimated to be approximately USD 190,000.

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

        Based on such evaluation, AIXTRON's Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme have concluded that, as of December 31, 2009, AIXTRON's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act is accumulated and communicated to AIXTRON's Management, including AIXTRON's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

        Based on that evaluation, Management has concluded that AIXTRON's internal control over financial reporting was effective as of December 31, 2009 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

        Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on the effectiveness of AIXTRON's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2009 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16A:    Audit Committee Financial Expert

        AIXTRON's Supervisory Board has determined that the Chairman of the Audit Committee Prof. Dr. Wolfgang Blättchen is an "Audit Committee financial expert" and has determined that the "Audit Committee financial expert" is "independent" as set forth in Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)(2). Prof. Dr. Wolfgang Blättchen is Chairman of the Audit Committee and acts as its independent financial expert since 2005.

Item 16B:    Code of Ethics

        AIXTRON has adopted a Code of Ethics that applies to the members of the Company's Executive Board and senior financial officers nominated by AIXTRON's Executive Board. All of these Executive Board members and senior financial officers have agreed to abide by this Code. The aim of the Code is to prevent misconduct and promote upright and ethical conduct, including ethical handling of conflicts of interest, the complete, fair, precise, timely and transparent disclosure of quarterly and annual reports, compliance with prevailing laws, rules and regulations, the immediate internal reporting of breaches of the Code and responsibility for compliance with the Code. AIXTRON's Code of Ethics, which is filed as an exhibit to this annual report on Form 20-F, is consistent with the requirements of the NASDAQ Stock Market. The Company has revised its Code of Ethics in 2007 and has published the updated version of the code on its website at www.aixtron.com. A copy of the Code of Ethics is available on the AIXTRON website www.aixtron.com under the section Investors / Corporate Governance / Code of Ethics.

Item 16C:    Principal Accountant Fees and Services

        Aggregate fees billed to AIXTRON for the years ended December 31, 2009, 2008 and 2007 by AIXTRON's independent principal accountant, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates are as follows:

Type of Fees	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
	(EUR millions)
Audit Fees	0.64	0.69	0.73
Other confirmations services	0.09	0.06	0.03
Tax advisory services	0.14	0.21	0.09
Other services	0.01	0.00	0.02

Total	0.88	0.96	0.87

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

Audit Committee Pre-Approval Policies

        In accordance with German law, AIXTRON'S independent auditors are appointed at the Annual Shareholders' Meeting based on a recommendation of the Company's Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors' independence. On May 20, 2009, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany ("Deloitte & Touche") was appointed to serve as the Company's independent auditors for the year ending December 31, 2009.

        In order to assure the integrity of independent audits, AIXTRON's Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company's independent auditors prior to the auditors' engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the SEC. In fiscal year 2009 the Supervisory Board pre-approved 100% of the performance by Deloitte & Touche of the above specified audit and permitted non-audit services.

Item 16D:    Exemptions from the Listing Standard for Audit Committees

        Not applicable.

Item 16E:    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

Item 16F:    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G:    Corporate Governance

        AIXTRON is a stock corporation organized under the laws of the Federal Republic of Germany and AIXTRON's ADSs are listed on NASDAQ Global Select Market. AIXTRON generally complies with applicable German Corporate Governance practice rather than certain of the Corporate Governance requirements of NASDAQ Rule 5600 Series. For more information regarding how AIXTRON's Corporate Governance practices are different from a domestic issuer, refer to Item 10.B "Additional Information—Memorandum and Articles of Association" in this report.

PART III

Item 17:    Financial Statements

        Not applicable.

Item 18:    Financial Statements

        See pages F-1 to F-58, incorporated herein by reference.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended January 19, 2010.
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
8.1	List of Subsidiaries (incorporated by reference to the list of significant subsidiaries set forth in this report under the caption "Item 4. Information on the Company—Organizational Structure.")
11.1	Code of Ethics, revised in 2007 (incorporated by reference to Exhibit 11.1 to Form 20-F, dated March 13, 2008, File No. 000-51196).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 10, 2010

AIXTRON AKTIENGESELLSCHAFT
/s/ PAUL HYLAND
Name:	Paul Hyland
Title:	Chairman, President and Chief Executive Officer

/s/ WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board
AIXTRON AG
Aachen, Germany

        We have audited the accompanying consolidated statement of financial position of AIXTRON Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2009, 2008 and 2007 and the related consolidated income statement, consolidated statement of cash flow and consolidated statement of changes in equity, for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON Aktiengesellschaft and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Duesseldorf, Germany, March 10, 2010

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

CONSOLIDATED INCOME STATEMENT

	Notes	2009	2008	2007
		(in EUR thousands)
Revenues	3	302,857	274,404	214,815
Cost of sales		168,143	161,525	129,779

Gross profit		134,714	112,879	85,036
Selling expenses		25,465	27,842	27,163
General administration expenses		21,288	17,997	16,030
Research and development costs	5	32,917	28,286	26,532
Other operating income	6	10,046	5,192	6,612
Other operating expenses	7	2,365	11,457	1,280

Operating result		62,725	32,489	20,643
Finance Income		1,283	3,189	1,857
Finance Expense		27	23	99

Net Finance Income	9	1,256	3,166	1,758
Result before taxes		63,981	35,655	22,401
Taxes on income	10	19,215	12,661	5,151

Profit/loss attributable to the equityholders of AIXTRON AG (after taxes)		44,766	22,994	17,250

Basic earnings per share (€)	23	0.49	0.26	0.20
Diluted earnings per share (€)	23	0.48	0.25	0.19

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	2009	2008	2007
	(in EUR thousands)
Profit or Loss	44,766	22,994	17,250
Losses/gains from derivative financial instruments before taxes	(1,417)	(1,707)	961
Currency translation adjustment	1,306	(5,372)	(9,932)
Deferred taxes	302	515	(289)

Other comprehensive income	191	(6,564)	(9,260)

Total comprehensive income attributable to equity holders of AIXTRON AG	44,957	16,430	7,990

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	12/31/2009	12/31/2008	12/31/2007
		(in EUR thousands)
Assets
Property, plant and equipment	12	37,758	39,324	35,121
Goodwill	13	58,275	58,719	58,974
Other intangible assets	13	7,766	10,255	12,508
Investment property	14	0	4,908	4,908
Other non-current assets	15	644	672	745
Deferred tax assets	16	13,869	3,161	4,773
Tax assets	17	373	420	437

Total non-current assets		118,685	117,459	117,466

Inventories	18	89,552	77,086	60,013
Trade receivables less allowance k€ 717 (2008: k€ 2,289; 2007: k€ 567)	19	49,265	38,814	33,490
Current tax assets	11	59	59	59
Other current assets	19	14,341	10,947	9,025
Other financial assets	20	90,000	3,000	4,831
Cash and cash equivalents	21	211,192	67,462	71,943

Total current assets		454,409	197,368	179,361

Total assets		573,094	314,827	296,827

Liabilities and shareholders' equity
Subscribed capital Number of shares: 99,587,927 (2008: 89,692,328; 2007: 89,138,905)		99,588	89,692	89,139
Additional paid-in capital		260,413	106,445	102,562
Retained earnings		67,092	30,507	13,845
Income and expenses recognised in equity		(13,564)	(13,755)	(7,192)

Total shareholders' equity	22	413,529	212,889	198,354
Employee benefits	26	1,064	845	878
Other non-current liabilities		70	67	71
Other non-current provisions	26	790	1,210	1,496
Deferred tax liabilities		275	0	2,445

Total non-current liabilities		2,199	2,122	23,761
Trade payables	27	21,419	18,782	49,988
Advance payments from customers		87,918	52,566	16,473
Other current provisions	26	28,666	20,481	1,303
Other current liabilities	27	2,265	1,866	4,254
Current tax liabilities		17,064	6,085	0
Deferred revenues		34	36	249

Total current liabilities		157,366	99,816	96,028

Total liabilities		159,565	101,938	98,473

Total liabilities and shareholders' equity		573,094	314,827	296,827

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	2009	2008	2007
		(in EUR thousands)
Cash inflow from operating activities
Net income for the year (after taxes)		44,766	22,994	17,250
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		2,149	1,808	1,250
Impairment expense		0	0	332
Depreciation and amortization expense		12,368	10,753	9,748
Net result from disposal of property, plant and equipment		(1,207)	68	36
Deferred income taxes		(10,412)	2,314	620
Other non-cash expenses		(472)	98	2,888
Change in
Inventories		(11,713)	(20,087)	(9,601)
Trade receivables		(10,506)	(6,811)	(8,086)
Other assets		(4,283)	(3,930)	(4,045)
Trade payables		2,539	(3,192)	(5,518)
Provisions and other liabilities		19,265	8,040	8,295
Deferred revenues		(6)	(215)	(243)
Non-current liabilities		55	(376)	(452)
Advance payments from customers		34,939	4,393	20,390

Cash inflow from operating activities		77,482	15,857	32,864

Cash inflow/outflow from investing activities
Cash from acquisitions		0	0	80
Cost related to the acquisitions		0	(392)	(458)
Capital expenditures in property, plant and equipment		(8,912)	(11,617)	(6,090)
Capital expenditures in intangible assets		(1,008)	(1,251)	(2,029)
Proceeds from disposal of fixed assets		7,787	0	0
Bank deposits with a maturity of more than 90 days	20	(87,000)	1,831	(2,050)

Cash inflow/outflow from investing activities		(89,133)	(11,429)	(10,547)

Cash inflow from financing activities
Dividend paid to shareholders		(8,181)	(6,331)	0
Proceeds from issue of equity shares		161,749	2,628	5,171

Cash inflow from financing activities		153,568	(3,703)	5,171

Effect of changes in exchange rates on cash and cash equivalents		1,813	(5,206)	(2,296)
Net change in cash and cash equivalents		143,730	(4,481)	25,192
Cash and cash equivalents at the beginning of the period		67,462	71,943	46,751

Cash and cash equivalents at the end of the period	21	211,192	67,462	71,943

Interest paid		(9)	(119)	(85)
Interest received		778	3,141	1,850
Income taxes paid		(16,903)	(3,105)	(988)
Income taxes received		122	59	376

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Subscribed capital under IFRS		Additional paid-in- capital		Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit		Shareholders' equity attributable to the owners of AIXTRON AG Total
	(in EUR thousands)
Balance at January 1, 2007	87,836		97,444		1,549	519	(3,406)		183,942
Net income for the period							17,250		17,250
Expense for stock options			1,250						1,250
Exercise stock options	1,303		3,868						5,171
Currency translation					(9,932)				(9,932)
Derivative financial instruments net of tax						672			672

Balance at December 31, 2007	89,139	*	102,562		(8,383)	1,191	13,845	*	198,354 *

Balance at January 1, 2008	89,139	*	102,562		(8,383)	1,191	13,845	*	198,354 *
Net income for the period							22,994		22,994
Dividends to shareholders							(6,332	)*	(6,332)
Issue of shares for stock options			1,808	*					1,808
Issue of Shares	553		2,075						2,628
Currency translation					(5,372)				(5,372)
Derivative financial instruments net of tax						(1,191)			(1,191)

Balance at December 31, 2008	89,692	*	106,447	*	(13,755)	0	30,507	*	212,889 *

	Subscribed capital under IFRS		Additional paid-in- capital		Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit		Shareholders' equity attributable to the owners of AIXTRON AG Total
	(in EUR thousands)
Balance at January 1, 2009	89,692	*	106,447	*	(13,755)	0	30,507	*	212,889	*
Net income for the period							44,766		44,766
Dividends to shareholders							(8,181)		(8,181)
Expense for stock options			2,140						2,140
Issue of shares for stock options	916		3,196						4,112
Issue of Shares	8,980		148,657						157,637
Currency translation			(26)		1,306				1,280
Derivative financial instruments net of tax						(1,115)			(1,115)

Balance at December 31, 2009	99,588		260,414	*	(12,449)	(1,115)	67,091	*	413,529	*

*
rounded

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     General principles

        AIXTRON AG ("AIXTRON AG") is incorporated as a stock corporation ("Aktiengesellschaft") under the laws of the Federal Republic of Germany. The Company is domiciled at Kaiserstraße 98, 52134 Herzogenrath, Germany. AIXTRON AG is registered in the commercial register of the District Court ("Amtsgericht") of Aachen under HRB 7002.

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

        These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board for its meeting held on March 10, 2010.

2.     Significant accounting policies

(a)   Companies included in consolidation

        Companies included in consolidation are the parent company, AIXTRON AG, and 7 significant companies, in which AIXTRON AG has a 100% direct shareholding or control. The balance sheet date of all consolidated companies is December 31. A list of all significant consolidated companies is shown in note 33.

(b)   Basis of accounting

        The consolidated financial statements are presented in Euro (EUR). The amounts are rounded to the nearest thousand Euro (kEUR). Some items in the statement of financial position and income statement have been combined under one heading to improve the clarity of presentation. Such items are disclosed and commented on individually in the notes.

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

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if this revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements which have a significant effect on the Company's financial statements are described in Note 39.

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

        Exchange gains and losses resulting from fluctuations in exchange rates in the case of foreign currency transactions are recognised in the income statement in "other operating income"or "other operating expenses".

(e)   Property, plant and equipment

  (i)    Acquisition or manufacturing cost

  Items of property, plant and equipment are stated at cost, plus ancillary charges, less accumulated depreciation (see below) and impairment losses (see accounting policy (k)).

  Costs of internally generated assets include not only costs of material and personnel, but also a share of directly attributable overhead costs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

  amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

  If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

(m)  Employee benefits

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

(n)   Provisions

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

  (i)    Warranties

  The Company offers one to two year warranties on all of its products. Warranty expenses generally include cost of labor, material and related overhead necessary to repair a product free of charge during the warranty period, and are recorded as a selling expense. The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations from which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognised. Factors that affect the Company's warranty liability include the historical and anticipated rates of warranty claims and cost per claim.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

(o)   Revenue

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

        Revenues from the sale of products that have been demonstrated to meet product specification requirements are recognised upon shipment to the customer, if a full customer acceptance test has been successfully completed at the AIXTRON production facility and the significant risks and rewards of ownership has passed to the customer.

        Revenue relating to the installation of the equipment at the customer's site is recognised when the installation is completed and the final customer acceptance has been confirmed. The portion of the contract revenue deferred until completion of the installation services is determined based on either the fair value of the installation services or, if the company determines that there may be a risk that the economic benefits of installation services may not flow to the company, the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

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

(p)   Expenses

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

(q)   Other operating income

  Government grants

  Government grants awarded for project funding are recorded in "Other operating income" if the Research and Development costs are incurred and provided that the conditions for the funding have been met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

(r)   Tax

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

(s)   Segment reporting

        A business segment is a distinguishable component of the Company that is engaged in business activities and whose operating results are reviewed regularly by the Executive Board. Internally reported product lines are combined for group reporting into one business segment, as they show similar economic characteristics and meet the other criteria defined in IFRS 8.12.

        Accounting standards applied in segment reporting are in accordance with the general accounting policies as explained in this section.

(t)    Cash flow statement

        The cash flow statement is prepared in accordance with IAS 7. Cash flows from operating activities are prepared using the indirect method. Cash inflows and cash outflows from taxes and interest are included in cash flows from operating activities.

(u)   Recently issued accounting standards

        The company adopted IFRS 8—Operating Segments during 2009. Amendments to the following standards were also adopted during 2009:

  •
  IFRS 1 and IAS 27 Cost of an Investment in an subsidiary

  •
  IFRS 3 and IAS 27—Business Combinations

  •
  IFRS 2 Vesting Conditions and Cancellations

  •
  IFRS 7 Enhancing disclosures about Fair Value and Liquidity Risk

  •
  IAS 1 Presentation of Financial Statements

  •
  IAS 23 Borrowing Cost

  •
  IAS 32 and IAS 1 Puttable Financial Instruments and Obligations arising on Liquidation

  •
  IAS 39 Embedded Derivatives

  •
  Various Improvements to IFRS.

        During 2009 five interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) became effective. IFRIC 9 Embedded Derivatives; IFRIC 13—Customer Loyalty Programmes; IFRIC 15—Agreements for the Construction of Real Estate; IFRIC 16—Hedges of a Net Investment in a Foreign Operation; IFRIC 18—Transfers of Assets from Customers. The adoption of these interpretations, new and amended standards has not led to any changes in the company's accounting policies. The amendments to IFRS 3 and IAS 27 have been adopted earlier than required.

        The following list shows IFRS standards, amendments to IFRS and to IFRIC`s not compulsory and not applicable to reporting periods ended on December 31, 2009. These standards were not applied

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

earlier than required. AIXTRON is currently analysing the impact of the new standards on its consolidated financial statements. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial statements.

IFRS 9	Financial Instruments: Classification and measurement Issued: November 2009
Amendment to IFRS 1	Revisions to IFRS 1 on First-time Adoption of IFRSs, Additional Exemptions for First-time Adopters Issued: December 2008 and August 2009
Amendment to IFRS 2	Group Cash-settled Share-based Payments Issued: June 2009
Amendment to IAS 24	Related Party Disclosures Issued: November 2009
Amendment to IAS 32	Classification of Rights Issues Issued: October 2009
Amendment to IAS 39	Eligible Hedged Items Issued: July 2008
Various	Improvements to IFRSs Issued: April 2009
IFRIC 12	Service Concession Arrangements Issued: November 2006
Amendment to IFRIC 14	Prepayments of a Minimum Funding Requirement Issued: December 2009
IFRIC 17	Distribution of Non-cash Assets to Owners Issued: November 2008
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments Issued: December 2009

3.     Segment reporting

        The Group has adopted IFRS 8 Operating Segments with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Board, as chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

        In accordance with IFRS 8.12, AIXTRON has aggregated operating segments where they have similar economic characteristics and where the segments are similar in the other respects required by the standard. Consequently, the company has only one reportable segment.

        The company's reportable segment is based around the category of goods and services provided for the compound and silicon semi-conductor industries.

Segment revenues and results

	2009	2008	2007
	(in EUR thousands)
Equipment revenues	275,008	247,370	186,921
Spares and service revenue	27,849	27,033	27,894
Revenue from transactions with external customers	302,857	274,404	214,815
Segment profit	62,725	32,489	20,643
Investment revenue	1,283	3,189	1,857
Finance Costs	(27)	(22)	(99)
Profit before tax	63,981	35,656	22,401

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment reporting (Continued)

        Details of depreciation and amortisation expense can be found in notes 12 and 13.

        The accounting policies of the reportable segment are identical with the Group's accounting policies as described in note 2. Segment profit represents the profit earned by the segment without the allocation of investment revenue, finance costs and income tax expense. This is the measure reported to the Executive Board for the purpose of resource allocation and assessment of performance.

Segment assets and liabilities

	31 December 2009	31 December 2008
	(in EUR thousands)
Semi-conductor equipment segment assets	257,601	240,637
Unallocated assets	315,493	74,190

Total group assets	573,094	314,827

        For the purpose of monitoring segment performance and allocating resources between segments all assets are allocated to reportable segments other than tax assets, cash, other financial assets and investment property. All liabilities are allocated to segments apart from tax liabilities and post-employment benefit liabilities.

	31 December 2009	31 December 2008
	(in EUR thousands)
Semi-conductor equipment segment liabilities	141,162	94,988
Unallocated liabilities	18,403	6,950

Total group liabilities	159,565	101,938

        Additions to Property, Plant and Equipment, to Goodwill and to Intangible assets, and the depreciation and amortization expenses are given in notes 12, 13 and 14. Other non-current assets reduced by k€ -75 during 2009 (k€ -90 in 2008).

        Information concerning other material items of income and expense for personnel expenses and R&D expenses can be found in notes 5 and 8.

Geographical information.

        The Group's revenue from continuing operations from external customers and information about its non-current assets by geographical location are detailed below. Revenues from external customers are attributed to individual countries based on the country in which it is expected that the products will be used.

	2009	2008	2007
	(in EUR thousands)
Asia	250,034	238,156	174,133
Europe	41,498	18,464	18,786
USA	11,325	17,784	21,896

Total	302,857	274,404	214,815

        Sales from external customers attributed to Germany, Aixtron's country of domicile, and to other countries which are of material significance are as follows:

	2009	2008	2007
	(in EUR thousands)
Germany	31,937	9,168	7,360
Korea	110,140	40,082	58,729
Taiwan	102,071	137,040	55,801

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment reporting (Continued)

        Sales to two customers amounted to 29% and 10% of total Group revenues respectively in 2009, in 2008 sales to three customers each amounted to 12% of revenues, and in 2007 sales to one customer amounted to 15% of revenues.

	Non-current assets
	December 31, 2009	December 31, 2008
	(in EUR thousands)
Asia	805	702
Europe excluding Germany	11,366	11,034
Germany	38,102	43,478
USA	54,542	59,144

Total group assets	104,815	114,358

        Non-current assets exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

4.     Acquisition of subsidiaries

        All acquisitions are accounted for using the purchase method of accounting.

        On October 4, 2007 AIXTRON Ltd, Cambridge UK, acquired 100% of the issued share capital of Nanoinstruments Ltd. The consideration was an initial payment of k€ 430 on October 4, 2007, a second payment of k€ 430 on January 2, 2008 and further payments of up to k€ 2,578, depending on the level of future sales up to December 31, 2011. Nanoinstruments Ltd. manufactures PECVD equipment for the production of carbon nanotubes and nanowires. The business was transferred to AIXTRON Ltd. on the October 4, 2007.

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

4.     Acquisition of subsidiaries (Continued)

Net cash outflow arising on acquisition

	2007	2008
	(in EUR thousands)
Cash consideration	430	377
Directly attributable cost paid	28	15
Less: cash and cash equivalents acquired	(80)	0

	378	392

        Cash consideration paid in 2008 differs from the amount payable as at 31 December 2007 because of currency exchange rate translation differences.

5.     Research and development

        Research and development costs, before deducting project funding received, were k€ 32,917, k€ 28,286 and k€ 26,532 for the years ended December 31, 2009, 2008 and 2007 respectively.

        After deducting project funding received and not repayable, net expenses for research and development were k€ 29,637, k€ 28,286 and k€ 26,532 for the years ended December 31, 2009, 2008 and 2007 respectively.

        Research and development expenses in 2009 include impairment expenses for property, plant and equipment in the amount of k€ 0 (2008: k€ 0; 2007: k€ 332). (see notes 12 and 13 for details).

6.     Other operating income

	2009	2008	2007
	(in EUR thousands)
Research and development funding	3,280	1,918	2,729
Income from resolved contract obligations	3,498	45	675
Income from the reversal of provisions and the write-off of debts	1,596	490	1,727
Gain from the disposal of fixed assets	1,262	56	185
Compensation payments	16	2	2
Foreign exchange gains	119	2,485	889
Other	275	196	405

	10,046	5,192	6,612

        The total amount of exchange gains and losses (see also note 7) recognised in profit or loss was a loss of k€ -1,409, (2008 loss k€ -6,954; 2007 gain k€ 314).

	2009	2008	2007
	(in EUR thousands)
Foreign exchange gains	119	2,485	889
Foreign exchange losses (see note 7)	(1,528)	(9,439)	(575)

Net foreign exchange gains (losses)	(1,409)	(6,954)	314

Gains (losses) arising on financial instruments at FVTPL	340	(1,819)	1,165
Other foreign exchange gains (losses)	(1,749)	(5,135)	(851)

	(1,409)	(6,954)	314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.     Other operating expenses

	2009	2008	2007
	(in EUR thousands)
Foreign exchange losses	1,528	9439	575
Losses from the disposal of fixed assets	55	3	6
Additions to allowances for receivables or write-off of receivables	449	1953	481
Other	333	62	218

	2,365	11,457	1,280

8.     Personnel expense

	2009	2008	2007
	(in EUR thousands)
Payroll	43,738	36,914	36,373
Social insurance contributions	4,629	4,380	4,241
Decrease/Increase in defined benefit plan obligations	219	(33)	(106)
Expense for defined contribution plans	970	896	824
Stock option expense	2,149	1,808	1,247

	51,705	43,965	42,579

9.     Net finance income

	2009	2008	2007
	(in EUR thousands)
Interest income from financial assets	1,283	3,189	1,857
Interest expense from financial liabilities	(27)	(23)	(99)

Net finance income	1,256	3,166	1,758

10.   Income tax expense/benefit

        The following table shows income tax expenses and income recognised in the consolidated income statement

	2009	2008	2007
	(in EUR thousands)
Current tax expense (+)/current tax income (-)
for current year	29,261	11,168	5,022
adjustment for prior years	131	(821)	13

Total current tax expense	29,392	10,347	5,035

Deferred tax expense (+)/deferred tax income (-)
from temporary differences	(4,561)	3,862	3,718
—Income/expense from changes in local tax rate	(16)	81	1,518
from reversals and write-downs	(5,600)	(1,629)	(5,120)

Total deferred tax expense	(10,177)	2,314	116

Taxes on income	19,215	12,661	5,151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Income tax expense/benefit (Continued)

        Income before taxes on income and income tax expense relate to the following regions:

	2009	2008	2007
	(in EUR thousands)
Income before income taxes
Germany	88,822	31,819	12,892
Outside Germany	(24,841)	3,836	9,509

Total	63,981	35,655	22,401

Income tax expense
Germany	15,336	8,580	1,769
Outside Germany	3,879	4,081	3,382

Total	19,215	12,661	5,151

        The Company's effective tax rate is different from the German statutory tax rate of 30.20% (2008: 30,91%; 2007: 39.45%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax)

        The following table shows the reconciliation from the expected to the reported tax expense:

	2009	2008	2007
	(in EUR thousands)
Net result before taxes	63,981	35,655	22,401

Income tax expense (German tax rate)	19,322	11,021	8,837

Effect from differences to foreign tax rates	(2,392)	(1,722)	(1,166)
Non-deductible expenses	506	419	251
Non-consideration of tax claims from loss carryforwards	977	4,773	(204)
Reversal of Allowance/write-off against deferred tax assets	103	(1,629)	(5,120)
Expense from changes in local tax rate	(16)	0	1,518
Effect of the use of loss carryforwards	(168)	(135)	(243)
Non-deductible impairment and amortisation of:
Goodwill, acquired customer relations and product and technology know how	716	883	873
Effect of permanent differences	175	18	216
Other	(8)	(967)	189

Taxes on income	19,215	12,661	5,151

Effective tax rate	30.0%	35.5%	23.0%

11.   Current tax receivables and payables

        As of December 31, 2009 the current tax receivables and payables, i.e. those actually incurred because the amount of tax paid in the current or in prior periods was either too high or too low, are k€ 59 (2008: k€ 59) and k€ 17,064 (2008: k€ 6,085) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.     Property, plant and equipment

Development of property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
	(in EUR thousands)
Cost
Balance at January 1, 2008	30,974	31,450	9,632	3,353	75,409
Acquisitions	2,577	5,155	1,846	2,039	11,617
Disposals	0	1,456	619	50	2,125
Transfers	454	2,732	0	(3,186)	0
Effect of movements in exchange rates	(242)	97	(12)	71	(86)

Balance at December 31, 2008	33,763	37,978	10,847	2,227	84,815

Balance at January 1, 2009	33,763	37,978	10,847	2,227	84,815
Acquisitions	864	3,945	2,091	1,891	8,791
Disposals	11,968	2,272	1,770	630	16,640
Transfers	5,432	1,064	9	(1,597)	4,908
Effect of movements in exchange rates	54	(118)	22	0	(42)

Balance at December 31, 2009	28,145	40,597	11,199	1,891	81,832

Depreciation and impairment losses
Balance at January 1, 2008	11,478	20,804	8,006	0	40,288
Depreciation charge for the year	1,449	4,938	904	0	7,291
Disposals	0	1,454	604	0	2,058
Effect of movements in exchange rates	(133)	103	0	0	(30)

Balance at December 31, 2008	12,794	24,391	8,306	0	45,491

Balance at January 1, 2009	12,794	24,391	8,306	0	45,491
Depreciation charge for the year	1,471	6,270	998	0	8,739
Disposals	6,371	1,965	1,725	0	10,061
Effect of movements in exchange rates	32	(138)	11	0	(95)

Balance at December 31, 2009	7,926	28,558	7,590	0	44,074

Carrying amounts
At January 1, 2008	19,496	10,646	1,626	3,353	35,121

At December 31, 2008	20,969	13,587	2,541	2,227	39,324

At January 1, 2009	20,969	13,587	2,541	2,227	39,324

At December 31, 2009	20,219	12,039	3,609	1,891	37,758

Depreciation

        Depreciation expense amounted to k€ 8,739 for 2009 and was k€ 7,291 and k€ 6,573 for 2008 and 2007 respectively.

  Impairments

        During 2009 there were no impairments necessary.

  Government grants

        In 2009, the cost of machinery and equipment was reduced by k€ 0 (2008: k€ 1,643, 2007: 17), because of government grants. Of that amount, k€ (2008: k€ 0, 2007: k€ 0) has been accrued as receivable and k€ 0 (2008: k€ 1,643, 2007: k€ 17) was paid in cash.

  Construction in progress

        Construction in progress relates to self-built systems for development laboratories.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Intangible assets

Development of intangible assets

	Goodwill	Other intangible assets	Total
	(in EUR thousands)
Cost
Balance at January 1, 2008	76,649	36,825	113,474
Acquisitions	0	1,251	1,251
Disposals	0	3	3
Effect of movements in exchange rates	(715)	481	(234)

Balance at December 31, 2008	75,934	38,554	114,488

Balance at January 1, 2009	75,934	38,554	114,488
Acquisitions	0	1,008	1,008
Disposals	0	0	0
Effect of movements in exchange rates	(460)	(362)	(822)

Balance at December 31, 2009	75,474	39,200	114,674

Depreciation and impairment losses
Balance at January 1, 2008	17,675	24,317	41,992
Depreciation charge for the year	0	3,462	3,462
Effect of movements in exchange rates	(460)	520	60

Balance at December 31, 2008	17,215	28,299	45,514

Balance at January 1, 2009	17,215	28,299	45,514
Depreciation charge for the year	0	3,508	3,508
Effect of movements in exchange rates	(16)	(373)	(389)

Balance at December 31, 2009	17,199	31,434	48,633

Carrying amounts
At January 1, 2008	58,974	12,508	71,482

At December 31, 2008	58,719	10,255	68,974

At January 1, 2009	58,719	10,255	68,974

At December 31, 2009	58,275	7,766	66,041

Amortisation and impairment expenses for other intangible assets

        Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2009		2008		2007
	Amortisation	Impairment	Amortisation	Impairment	Amortisation	Impairment
	(in EUR thousands)
Cost of sales	1,175	0	1,188	0	1,194	0
Selling expenses	1,303	0	1,231	0	1,322	0
General administration expenses	458	0	326	0	182	0
Research and development costs	572	0	717	0	477	0

	3,508	0	3,462	0	3,175	0

        In the fiscal years 2009, 2008 and 2007, no impairment losses were required

        No reversals were made in 2009, 2008 or 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Intangible assets (Continued)

        The amortisation expected to be charged on other intangible assets in the future years is as follows:

(in EUR thousands)
2010	3,658
2011	2,301
2012	824
2013	438
2014	352

        The actual amortisation can differ from the expected amortisation.

Impairment of goodwill

        At the end of 2009 the Group assessed the recoverable amounts of goodwill and determined that there was no impairment of goodwill (2008: k€ 0; 2007: k€ 0). The recoverable amount of the activities was assessed by reference to the cash-generating units' value in use.

        The composition of the cash generating units used to determine the value in use has changed compared with 2008. In 2008 three distinct cash-generating units were identified within the compound semi-conductor technologies business unit, these have now been merged into one. The reason for the change is because the increasing integration and inter-dependence of the companies means that they are no longer identifiable as separate cash-generating units.

Silicon Semi-conductor technologies

	2009	2008	2007
	(in EUR thousands)
Silicon semi-conductor cash generating unit	46,821	47,913	45,507

        The recoverable amount of this cash-generating unit is determined through a value in use calculation which uses cash flow projections based on financial budgets and forecasts approved by the Executive Board covering the period up to 2020 and a discount rate of 9.41% (2008: 9.52%). The period up to 2020 was chosen because it takes into account the whole product life cycle.

        Cash flow projections during the budget period are based on the budgeted gross margins and selling prices. Cash flows beyond that period have been forecast based on an analysis, by external parties, of historical trends in the economic cycles affecting the market for semi-conductor equipment. Assumptions concerning working capital were, based on management's best estimates; inventory turns of 3, receivables outstanding for 125 days, accounts payable of 100 days. A sustainable sales growth rate of 2% has been forecast throughout the forecasted period which does not exceed management's estimates of the long term growth trend. The directors believe that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate amount recoverable from the cash-generating unit.

Compound Semi-conductor technologies

	2009	2008	2007
	(in EUR thousands)
Compound semi-conductor cash generating unit	11,454	10,805	13,467

        The recoverable amount of this cash-generating unit is also determined through a value in use calculation which uses cash flow projections based on financial budgets approved by the Executive Board covering the period to the end of 2010 and a discount rate of 9.41% (2008: 9.52%). An exchange rate of USD 1.50 to € 1 was assumed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Intangible assets (Continued)

        The directors believe that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate amount recoverable from the cash-generating unit.

14.   Investment property

        The investment property in Herzogenrath, Germany was reclassified as land and buildings during 2009 and is included in that category at the end of the year. The transfer was made because the company identified that the land will be used to build additional facilities for the company.

        The net book value at 31 December 2008 of investment property amounted to k€ 4.908. In 2008 the investment property was regarded as undeveloped land held for a purpose not yet determined. The carrying amount was determined using the cost model. The fair value was equal to the carrying amount. The fair value of the land at December 31, 2008 was determined using related standard land values.

15.   Other non-current assets

        Other non-current assets totalling k€ 644 (2008: k€ 672) include mainly rent deposits for buildings.

16.   Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2009	2008	2009	2008	2009	2008
	(in EUR thousands)
Property, plant and equipment	(113)	0	(57)	(208)	(170)	(208)
Trade receivables	2,602	823	0	0	2,602	823
Inventories	5,903	3,484	4	0	5,907	3,484
Employee benefits	92	49	(222)	0	(130)	49
Deferred revenues	25	26	0	(190)	25	(164)
Currency translation differences	0	2	0	0	0	2
Provisions and other liabilities	(642)	38	0	(646)	(642)	(608)
Customer advances	0	257	0	0	0	257
Other	(163)	29	0	(348)	(163)	(319)
Tax loss carryforwards	5,605	138	0	0	5,605	138
Derivative financial instruments	560	0	0	(293)	560	(293)

Deferred tax assets (+) liabilities (-)	13,869	4,846	(275)	(1,685)	13,594	3,161

        Deferred tax assets are recognised at the level of individual consolidated companies, in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was k€ 6,070 (2008: k€ 0). Forecast transactions are expected to give rise to taxable profits in 2010 in the entities where deferred tax assets have been recognised.

        Deferred taxes for tax losses in the amount of k€ 21,168 (2008: k€ 20,552) and on deductible temporary differences in the amount of k€ 0, (2008: k€ 3,849) were not recognised. Tax losses in the amount of k€ 270 can be used indefinitely (2008: k€ 913), k€ 0 expire by 2014 (2008: 10,038, by 2013) and k€ 20,898 expire after 2014 (2008: k€ 9,601 after 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Deferred tax assets and liabilities (Continued)

        The following table shows the development of temporary differences during the financial year:

	Balance at January 1, 2008	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2008
	(in EUR thousands)
Property, plant and equipment	84	(292)	0	(208)
Trade receivables	105	718	0	823
Inventories	1,019	2,465	0	3,484
Provisions for pensions	69	(20)	0	49
Deferred revenues	(38)	(126)	0	(164)
Currency adjustment	0	(185)	185	0
Provisions and other liabilities	(137)	(473)	0	(609	)*
Customer advances	(251)	508	0	258	*
Other	(474)	157	0	(317)
Derivative financial instruments	(494)	(314)	514	(293	)*
Tax loss carryforwards	4,890	(4,753)	0	138	*

	4,773	(2,315)	699	3,161	*

	Balance at January 1, 2009		Recognised in income statement	Directly recognised in equity	Balance at December 31, 2009
	(in EUR thousands)
Property, plant and equipment	(208)		45	0	(163)
Trade receivables	823		1,780	0	2,603
Inventories	3,484		2,471	0	5,955
Provisions for pensions	49		(180)	0	(131)
Deferred revenues	(164)		193	0	29
Currency adjustment	0		9	(47)	(38)
Provisions and other liabilities	(609	)*	(34)	0	(643)
Customer advances	258	*	(257)	0	1
Other	(317)		177	0	(140)
Derivative financial instruments	(293	)*	551	302	560
Tax loss carryforwards	138	*	5,424	0	5,562

	3,161	*	10,179 *	255	13,594 *

*
rounded to the related numbers in the table

17.   Long-term receivables from current tax

        Long term receivables from current tax include a receivable from corporate tax which will be refunded over a period of eight years. The amount included in long term receivables is for the amounts receivable after more than one year from the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Inventories

	2009	2008
	(in EUR thousands)
Raw materials and supplies	29,504	26,406
Work in process	56,781	36,911
Finished goods and services completed	86	89
Inventories at customers' locations	3,181	13,680

	89,552	77,086

	2009	2008
	(in EUR thousands)
Write-down of inventories during the year	5,890	4,587
Inventories measured at net realisable value	6,877	9,378
Inventories recognised as an expense during the period	121,296	128,075
Reversals of write-downs recognised during the year	2,081	872

19.   Trade receivables and other current assets

	2009	2008
	(in EUR thousands)
Trade receivables	49,982	41,103
Allowances for doubtful accounts	(717)	(2,289)

Trade receivables—net	49,265	38,814

Prepaid expenses	794	733
Reimbursement of research and development costs	1,140	1,533
Advance payments for inventory	1,181	359
VAT refund claims	5,132	1,543
Other assets	1,917	2,390
Derivatives that are designated and effective as hedging instruments carried at fair value	692	0
Financial assets carried at fair value through the profit or loss (FVTPL) (see Note 28)	3,485	4,389

Total other current assets	14,341	10,947

	63,606	49,761

        Additions to allowances on trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances on receivables developed as follows:

	2009	2008
	(in EUR thousands)
Allowance at January 1	2,289	567
Translation adjustments	11	2
Impairment losses recognised	928	1,953
Used	(1,225)	(8)
Impairment losses reversed	(1,286)	(225)

Allowance at December 31	717	2,289

        Due to the worldwide spread of risks, there is a diversification of the credit risk for trade receivables. Generally, the Company demands no securities for financial assets. In accordance with usual business practice for capital equipment however, the Company mitigates its exposure to credit

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Trade receivables and other current assets (Continued)

risk by requiring payment by irrevocable letters of credit and substantial payments in advance from most customers as conditions of contracts for sale of major items of equipment.

        At the balance sheet date two customers accounted for 33% and 17% respectively of the company's net trade receivables, no other single customer accounted for more than 10% of trade receivables. In 2008 two customers accounted for 22% and 18% respectively of trade receivables, no other customer accounted for more than 10% of receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

        Included in the Company's trade receivable balance are debtors with a carrying amount of k€ 1,592 (2008: k€ 5,975) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality and, although the company has no collateral, the amounts are still considered recoverable.

        In determining the financial assets which may be individually impaired the Company has taken into account the likelihood of recoverability based on the past due nature of certain receivables, and our assessment of the ability of all counter-parties to perform their obligations.

	2009	2008
	(in EUR thousands)
1-90 days past due	1,794	5,910
More than 90 days past due	515	2,354

20.   Other financial assets

        Other financial assets of k€ 90,000 (2008: k€ 3,000) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

21.   Cash and cash equivalents

	2009	2008
	(in EUR thousands)
Cash-in-hand	7	7
Short term deposits	21,000	0
Bank balances	190,185	67,455

Cash and Cash equivalents	211,192	67,462

        Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

        Bank balances included k€ 0 given as security (2008: k€ 0) at December 31, 2009.

22.   Shareholders' Equity

Subscribed capital

	2009	2008
January 1	89,692,328	89,138,905
Exercise of employee stock options	915,662	553,423
Capital Increase	8,979,937	0

Issued capital at December 31, under IFRS	99,587,927	89,692,328

Treasury shares	1,079,250	1,202,288

Stated share capital at December 31	100,667,177	90,894,616

(see also note 25)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Shareholders' Equity (Continued)

        The share capital of the company consists of no-par value shares and was fully paid-up during 2009 and 2008. Each share represents a portion of the share capital in the amount of € 1.00.

        Treasury shares were contributed into a trust, as part of the Genus acquisition for the exercise of Genus stock and other options and for conversion of bonds.

        AIXTRON AG cannot dispose of the trust assets. Contrary to German Commercial Code and company law, IFRS (SIC 12) prescribes an allocation of the trust assets to AIXTRON AG. In the IFRS financial statements the shares held in this trust are therefore shown as treasury shares and deducted from the nominal share capital.

        Authorised capital I has remained unchanged compared to December 31, 2008. 8,979,937 shares of authorised capital II were issued by the company on October 29, 2009.These shares were issued at € 17.75 each and produced net proceeds of k€ 157,637.

        At December 31, 2009, AIXTRON AG's Executive Board is authorised to increase, with the consent of the Supervisory Board, AIXTRON's stated share capital at any time or from time to time on or before May 17, 2010 by up to € 35,919,751 by issuing against either cash contribution or contribution in kind new registered no-par value shares with a proportional amount of € 1.00 per share in the share capital (Authorised Capital I). In this event, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders' pre-emptive right.

        The Executive Board is also authorised, with the consent of the Supervisory Board, to define the rights embodied in a share and the other conditions and terms of the issuance of shares.

Additional paid-in capital

        Paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

Income and expenses recognised in equity

	Currency translation	Derivative financial instruments	Total
	(in EUR thousands)
Balance at December 31, 2006	1,549	519	2,068

Change in currency translation	(9,932)	0	(9,932)
Change in unrealised gains/losses before taxes	0	961	961
Deferred taxes	0	(289)	(289)

Balance at December 31, 2007	(8,383)	1,191	(7,192)

Change in currency translation	(5,372)	0	(5,372)
Change in unrealised gains/losses before taxes	0	(1,706)*	(1,706)
Deferred taxes	0	515	515

Balance at December 31, 2008	(13,755)	0	(13,755)

Change in currency translation	1,306	0	1,306
Change in unrealised gains/losses before taxes	0	(1,417)	(1,417)
Deferred taxes	0	302	302

Balance at December 31, 2009	(12,449)	(1,115)	(13,564)

*rounded

        The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the Euro.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Shareholders' Equity (Continued)

        The item "derivative financial instruments"comprises the gain or loss on foreign currency hedge contracts deferred in equity.

23.   Earnings per share

Basic earnings per share

        The calculation of the basic earnings per share at December 31, 2009, is based on the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings per share

        The calculation of the diluted earnings per share at December 31, 2009 is based on the weighted-average number of outstanding common shares and ADS and of common shares and ADS with a possible dilutive effect resulting from share options being exercised under the share option plan and in connection with the conversion of issued convertible bonds and other options.

	2009	2008	2007
Earnings per share
Net profit/loss attributable to the shareholders of AIXTRON AG in k€	44,766	22,994	17,250
Weighted average number of common shares and ADS at December 31	91,609,912	89,478,415	88,163,952

Basic earnings per share (€)	0.49	0.26	0.20

Earnings per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON AG in k€	44,766	22,994	17,250
Weighted average number of common shares and ADS at December 31	91,609,912	89,478,415	88,163,952
Dilutive effect of share options	1,405,764	1,016,486	783,934
Weighted average number of common shares and ADS at December 31 (diluted)	93,015,677	90,494,901	88,947,886

Diluted earnings per share (€)	0.48	0.25	0.19

        The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

	2009	2008	2007
	Number of shares
Share options	1,970,222	2,631,692	2,151,017

24.   Employee benefits

Defined contribution plan

        The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees' base salaries. In 2009 the expense recognised for defined contribution plans amounted to k€ 970 (2008: k€ 896, 2007: k€ 824).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Employee benefits (Continued)

Defined benefit plan

        The Company's net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. These are final salary plans. Provisions for pensions developed as follows:

Expense recognised in the consolidated income statement

	2009	2008	2007
	(in EUR thousands)
Interest expense	87	47	44
Actuarial gains and losses	132	(80)	(149)

	219	(33)	(105)

        The expense for pensions developed as follows:

	2009	2008	2007	2006	2005
	(in EUR thousands)
Present value of net obligations at January 1	845	878	983	978	703
Income/Expense recognised in consolidated income statement (see below)	219	(33)	(105)	5	275

Present value of net obligations at December 31 = Total provisions for pensions at December 31	1,064	845	878	983	978

        In the income statement, the expense (2008 and 2007: income) of k€ 219 (2008: k€ 33; 2007: k€ 105; 2006: k€ 5; 2005: k€ 275) is recognised in general administration expense.

        The following table shows the principal actuarial assumptions:

	2009	2008
Biometrical calculation assumptions	Heubeck tables 2005G	Heubeck tables 2005G
Interest rate at December 31	5.20%	6.00%
Expected salary increase	0.00%	0.00%
Expected pension increase	2.00%	2.00%

        In the three years ending 2009 no payments were made under these plans. The value of the obligations from pension plans is determined annually at December 31.

25.   Share-based payment

        The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

        In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. Under this plan 1,133,744 options for the purchase of 1,802,952 common shares were outstanding as of December 31, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Share-based payment (Continued)

AIXTRON stock option plan 2002

        In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. No grants were issued with a strike price less than fair market value. A total of 960,984 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2009.

AIXTRON stock option plan 2007

        Options were granted to purchase shares of common stock. 50% of the granted options may be executed after a waiting period of not less than two years, further 25% after three years and the remaining 25% after at least four years. The options expire 10 years after they have been granted. Under the terms of the 2007 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%.

        Options were granted as follows:

2007	759,100
2008	779,000
2009	778,850

Genus stock option plan 2000

        With the acquisition of Genus, Inc. the company adopted the Genus Incentive Stock Option Plan 2000. Under this plan at the date of acquisition options were authorized to purchase the equivalent of 2,013,487 AIXTRON ADS. Options granted before October 3, 2003 vest over a three-year-period and expire five years from the date of grant. Options granted after October 3, 2003 vest over a four-year-period and expire in ten years from the date of grant.

        A total of 6,935 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2009. Upon exercise of options new shares are issued from the trust (see note 22).

Summary of stock option transactions

AIXTRON share options

	2009		2008
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(EUR)		(EUR)
Balance at January 1	5,149,197	13.76	5,003,027	13.76
Granted during the year	778,850	24.60	779,000	4.17
Exercised during the year	792,624	5.00	450,403	5.00
Forfeited during the year	136,737	8.76	182,427	8.54

Outstanding at December 31	4,998,686	16.52	5,149,197	13.76

Exercisable at December 31	799,520	19.51	768,134	20.53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Share-based payment (Continued)

Genus share options

	2009		2008
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(USD)		(USD)
Balance at January 1	142,499	5.96	247,099	5.95
Exercised during the year	123,038	5.95	103,070	5.68
Expired during the year	12,526	5.81	1,530	4.69

Outstanding at December 31	6,935	7.33	142,499	5.96

Exercisable at December 31	6,935	7.33	142,499	5.96

        The intrinsic value of options exercised amounted to kUSD 734.

AIXTRON stock options as of December 31, 2009

Exercise price (EUR)	Outstanding	Exercisable	Average option life
			(in years)
3.10	30,150	30,150	3.50
3.83	829,225	162,175	6.50
4.17	763,200	0	9.00
6.17	101,609	101,609	4.50
7.48	602,180	0	7.50
10.09	702,100	0	8.00
18.70	406,824	406,824	4.50
24.60	769,450	0.00	10.00
26.93	398,900	0	6.50
67.39	395,048	98,762	5.50

	4,998,686	799,520

Genus stock options as of December 31, 2009

Average exercise price (USD)	Outstanding	Exercisable	Average option life
			(in Years)
3.55	1,000	1,000	4.9
5.08	325	325	4.4
7.20	4,590	4,590	4.3
12.35	1,020	1,020	3.9

	6,935	6,935

Assumptions used to calculate fair values and share-based payment expenses

        The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a binomial lattice model. In accordance with IFRS 2 the measurement includes only options which were granted after November 7, 2002. In 2009, the personnel expenses from share-based payments were k€ 2,149 (2008: k€ 1,808; 2007: k€ 1,247). As at December 31, 2009 an amount of k€ 8,412 relating to stock options granted prior to that date has not yet been recognised as a personnel expense. This amount will be charged over the period to 2014. The expected allocation of the expense is as follows: 2010: k€ 3,345, 2011: k€ 2,890, 2012: k€ 1,466 and after 2013: k€ 711.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Share-based payment (Continued)

AIXTRON share options granted

	in 2009	in 2008	in 2007
Fair value on grant date	8.62 €	1.77 €	4.34 €

Price per share	19.00 €	4.30 €	8.69 €
Exercise price	24.60 €	4.17 €	10.09 €
Expected volatility	56.38%	52.69%	52.48%
Option life	10.0 years	10.0 years	10.0 years
Expected dividend payments	0.00 €	0.00 €	0.00 €
Risk-free interest rate	3.44%	4.04%	4.06%

        The expected volatility is based on historical volatility.

26.   Provisions

        Development and breakdown of provisions:

	01.01.2009	Exchange rate differences	Usage	Reversal	Addition	31.12. 2009	thereof short term
	(in EUR thousands)
Employee benefits	845	2	0	0	217	1,064	0
Provisions for personnel expenses	4,450	32	3,529	796	8,005	8,162	8,162
Warranties	3,014	43	1,339	189	3,181	4,710	4,710
Onerous contracts	1,530	(25)	0	402	79	1,182	392
Provisions for commissions	3,373	19	3,447	28	4,085	4,002	4,002
Hedges	2,476	48	2,508	16	2,502	2,502	2,502
Other	6,848	34	5,953	266	8,235	8,898	8,898

Total	22,536	153	16,776	1,697	26,304	30,520	28,666

				thereof long term			1,854

							30.520

Employee benefits

        The employee benefits are commented on in note 24.

Provisions for personnel expenses

        These include mainly provisions for holiday not yet taken and bonuses.

Provisions for onerous contracts

        These include provisions for contracts connected with obligations, including rent payable and contract risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Provisions (Continued)

Fair value of derivative financial instruments

	2009	2008
	(in EUR thousands)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward foreign currency contracts	1,692	0
Financial assets carried at fair value through the profit or loss (FVTPL)
Foreign currency options	810	1,829
Forward foreign currency contracts	0	647

Fair value of derivative financial instruments	2,502	2,476

Other provisions

        Other provisions consist mainly of provisions for goods and services received but not yet invoiced at the end of the year.

27.   Trade payables and other current liabilities

        The liabilities consist of the following:

	2009	2008
	(in EUR thousands)
Trade payables	21,419	18,782

Other liabilities from grants	1,352	583
Wage and church tax due, social security contributions	685	534
VAT due	173	165
Other liabilities	55	584

	2,265	1,866

	23,684	20,648

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

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

        As at December 31, 2009 the group had no borrowings (2008 nil). Financial liabilities of k€ 23,684 (2008 k€ 20,648) consisting of trade payables and other liabilities and are shown in Note 27, together with an analysis of their maturity.

        As at December 31, 2009 the Group had k€ 211,192 cash and cash equivalents (2008 k€ 67,462) and a further k€ 90,000 of fixed deposits with banks (2008 k€ 3,000).

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

        The maximum exposure of the Group to credit risk is the total amount of receivables, financial assets and cash balances as described in notes 19, 20 and 21.

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

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2009	2008	2009	2008
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
US Dollars	(3,782)	(21,345)	65,587	33,885
GB Pounds	(3,785)	(6,276)	18,719	19,747

        Exposures are reviewed on a regular basis and are managed by the Company through sensitivity analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

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

	USD Currency Effect		GBP Currency Effect
Increase in value of Euro by 10%	2009	2008	2009	2008
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Profit or loss	(9,483)	1,574	(132)	40
Other equity	3,788	(5,241)	5,428	(2,804)

	USD Currency Effect		GBP Currency Effect
Decrease in value of Euro by 10%	2009	2008	2009	2008
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Profit or loss	13,120	249	(132)	(10)
Other equity	(3,788)	5,241	(5,428)	2,804

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

Forward foreign exchange contracts

        The company enters forward foreign exchange contracts with banks to cover receipts from highly probable forecast sales denominated in US Dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

        The following table details the forward foreign currency contracts outstanding as at the reporting date:

					Fair Value
	Foreign Currency		Contract Amount		Assets		Liabilities
	2009	2008	2009	2008	2009	2008	2009	2008
	(kUSD)	(kUSD)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash flow hedges
Sell US Dollars buy Euros
Less than 3 months	39,000	—	27,294	—	594	—	(385)	—
3 to 12 months	76,000	—	51,752	—	98	—	(1,307)	—
Sell US Dollars buy GB pounds
Less than 3 months	—	—	—	—	—	—	—	—
3 to 12 months	—	—	—	—	—	—	—	—
Fair Value Hedges through the Profit or Loss
Options to sell US Dollars buy Euros
Less than 3 months	75,000	32,000	50,714	22,448	568	611	—	—
3 to 12 months	210,000	100,000	140,000	70,320	2,917	3,778	—	—
Options to sell US Dollars buy GB pounds
Less than 3 months	—	—	—	—	—	—	—	—
3 to 12 months	—	—	—	—	—	—	—	—
Opions to sell Euros buy US Dollars
Less than 3 months	15,000	15,000	11,538	10,345	—	—	(17)	(247)
3 to 12 months	60,000	45,000	44,444	31,034	—	—	(793)	(1,582)
Sell US Dollars buy GB Pounds
Less than 3 months	—	4,000	—	2,083	—	—	—	(779)
Sell GB Pounds buy US Dollars
Less than 3 months	—	4,000	—	2,730	—	132	—	—

Foreign currency cash flow hedges

        At 31st December 2009, the aggregate amount of unrealised losses on forward foreign exchange contracts deferred in the hedging reserve relating to the exposure on anticipated future transactions is k€ 1,115 (2008: k€ 0).

        The unrealised gains of k€ 0 (31 December 2007: k€ 1,191) included in income and expenses recognised in equity as of December 31, 2008 were fully reversed and recognised in income statement at maturity date of the contracts in the financial year. The losses actually realised in 2009 were k€ 0 (2008: losses k€ 223).

Foreign currency option contracts

        The company has also entered into option contracts to hedge the exchange rate risk on US Dollar sales proceeds in 2010. The contracts are classified as at fair value through the profit and loss account.

        Unrealised gains of k€ 983 (2008: unrealised gains k€ 1,913) on forward exchange contracts are recognised in Other Operating Income in the profit and loss statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

Fair values

        Cash and cash equivalents, Loans and receivables and Held to maturity investments or at amortised cost are stated at amortised cost. At FVTPL and Hedging derivatives are classed as at fair value through profit or loss.

        The fair values and the carrying amounts of the financial instruments shown in the balance sheet are shown in the following table. Financial assets are classified into categories.

FINANCIAL ASSETS 2009	Cash and cash equivalents	Loans and receivables	Held to-maturity investments	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash and cash equivalents	211,192	0	0	0	0	211,192
Fair value of derivative financial instruments	0	0	0	3,485	0	3,485
Other financial assets	0	0	90,000	0	0	90,000
Other non-current assets	0	645	0	0	0	645
Trade receivables	0	49,265	0	0	692	49,957

Total	211,192	49,910	90,000	3,485	692	355,279

FINANCIAL LIABILITIES 2009	Cash and cash equivalents	Loans and receivables	At amortised cost	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Other current liabilities	0	0	0	0	0	0
Fair value of derivative financial instruments	0	0	0	2,502	0	2,502
Trade payables	0	0	21,419	0	0	21,419
Advance payments from customers	0	0	87,918	0	1,692	89,610

Total	0	0	109,337	2,502	1,692	113,531

FINANCIAL ASSETS 2008	Cash and cash equivalents	Loans and receivables	Held to-maturity investments	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash and cash equivalents	67,462	0	0	0	0	67,462
Fair value of derivative financial instruments	0	0	0	4,389	0	4,389
Other financial assets	0	0	3,000	0	0	3,000
Other non-current assets	0	673	0	0	0	673
Trade receivables	0	38,814	0	0	0	38,814

Total	67.462	39.487	3.000	4.389	0	114.338

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Financial instruments (Continued)

FINANCIAL LIABILITIES 2008	Cash and cash equivalents	Loans and receivables	At amortised cost	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Other current liabilities	0	2	0	0	0	2
Fair value of derivative financial instruments	0	0	0	2,476	0	2,476
Trade payables	0	0	18,782	0	0	18,782
Advance payments from customers	0	0	52,566	0	0	52,566

Total	0	2	71,348	2,476	0	73,826

Derivatives

        The fair value is the estimated amount that a financial institution would receive or pay to terminate the derivative contracts at the reporting date, taking into account current exchange rates, volatility and the credit-worthiness of the counterparties (mark-to-market).

Trade receivables/payables

        For trade receivables/payables due within less than one year, the fair value is taken to be the nominal value. All other receivables/payables are discounted to determine the fair value.

29.   Operating leases

Leases as lessee

        Non-cancellable operating lease rentals are payable as follows:

(in EUR thousands)
2010	3,261
2011	2,894
2012	2,257
2013	722
2014	418
after 2014	169

9,721

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

        The expenses for leasing contracts were k€ 2,922, k€ 2,174 and k€ 1,944 for 2009, 2008 and 2007 respectively.

30.   Capital commitments

        As of December 31, 2009, the Company had entered into purchase commitments with suppliers in the amount of k€ 75,759 (2008: k€ 15,886) for purchases within the next 12 months. Commitments for capital expenditures are k€ 336 (2008: k€ 1,834) as of December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        International Rectifier Corporation ("I.R."), of El Segundo, California, USA filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of I.R.'s former employees, including I.R.'s founder and former CEO Alex Lidow, as well as five companies, including AIXTRON AG. I.R.'s complaint alleged that I.R.'s seven former employees misappropriated, divulged to a business named Efficient Power Conversion Corporation ("EPCC") and illegally used trade secrets of I.R. relating to Gallium Nitride Technology ("GaN"). I.R. also alleged that some of the companies, including AIXTRON aided the seven main defendants by providing additional information relevant to the technology at issue. In February 2009, the U.S. District Court dismissed the two U.S. federal claims in the case against the defendants and declined to exercise its discretionary jurisdiction over the remaining claims, which all arose under California law. Having had its lawsuit dismissed in the U.S. District Court, I.R. re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, I.R. dropped some of its claims against the defendants, and the California court dismissed additional claims. Two of I.R.'s claims, one for alleged misappropriation of trade secrets and one for alleged breach of contract, remain in the case against AIXTRON AG. The lawsuit seeks USD 61m in damages jointly and severally against all of the defendants, plus exemplary damages and attorneys' fees and legal costs against AIXTRON AG, and punitive damages against other defendants.

        AIXTRON AG fully rejects the allegations contained in I.R.'s California lawsuit and is vigorously defending itself against the two remaining claims raised in I.R.'s California action against AIXTRON AG.

        Furthermore, AIXTRON AG filed an action in the Aachen Landgericht in Germany (case no. 41 O 121/08) for a negative declaratory judgment against I.R. with the aim of establishing in Germany, and in the U.S., that all allegations and claims that I.R. raised against AIXTRON AG are unfounded (the "German action"). In the German action, I.R. counterclaimed for injunctive relief and damages. In April 2009, the Aachen Landgericht issued a judgment in favor of AIXTRON AG and against I.R. on all of AIXTRON AG's claims and all of I.R.'s counterclaims in the German action. The time for I.R. to appeal from the judgment in the German action has expired, and the judgment in favor of AIXTRON AG and against I.R. in the German action is now final and res judicata.

        AIXTRON AG reserves the right to seek recovery from I.R. of any and all costs and damages that might result from I.R.'s unjustified allegations and the proceedings brought by I.R. against AIXTRON AG.

32.   Related parties

Identity of related parties

        Related parties of the Company are members of the Executive Board and members of the supervisory board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Related parties (Continued)

Remuneration of Executive Board

        Active members of the executive board are remunerated as follows:

	2009	2008
	(in EUR thousands)
Short-term employee benefits	5,149	2,507

Total cash remuneration	5,149	2,507

Share-based payment	1,344	276

Total remuneration	6,493	2,783

        The following table shows the remuneration of the Executive Board for each individual member in 2009:

Executive Board Member	Fixed remuneration	Variable remuneration	Total monetary Remune- ration	Number of granted Options	Option Value at grant date	Total Remune- ration
	(kEUR)	(kEUR)	(kEUR)	(No.)	(kEUR)	(kEUR)
Paul Hyland	434	1,791	2,225	52,000	448	2,673
Wolfgang Breme	309	1,119	1,428	52,000	448	1,876
Dr. Bernd Schulte	377	1,119	1,496	52,000	448	1,944

Total	1,120	4,029	5,149	156,000	1,344	6,493

  Remuneration of Supervisory Board

        Remuneration of the members of the Supervisory Board consists of the following:

	2009	2008
	(in EUR thousands)
Fixed remuneration	153	153
Variable remuneration	384	264
Attendance fee	30	30

Remuneration of Supervisory Board total	567	447

        The following table shows the remuneration of the Supervisory Board in 2009 for each individual member:

Supervisory Board Member	Fixed	Variable	Attendance Fee	Total
Kim Schindelhauer* (Chairman of the Supervisory Board)	54	136	6	196
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	27	68	6	101
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	18	45	12	75
Karl-Hermann Kuklies	18	45	0	63
Prof. Dr. Rüdiger von Rosen	18	45	0	63
Joachim Simmroß*	18	45	6	69

	153	384	30	567

*
member of the audit committee

        The remuneration of the Supervisory Board is included in other operating expenses (see note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Related parties (Continued)

        The Remuneration Report which is included in the audited Corporate Governance report contains further details regarding the remuneration of Executive Board and Supervisory Board (see page 22 of the Annual Report).

33.   Consolidated entities

        AIXTRON AG controls the following significant subsidiaries:

		Share of capital in %
	Country	2009	2008
AIXTRON Inc	USA	100	100
AIXTRON Ltd.	England & Wales	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
AIXTRON AB	Sweden	100	100
AIXTRON KK	Japan	100	100
Genus trust *	USA	n.a.	n.a.

*
The shares in Genus trust are attributed , as beneficial owner, to AIXTRON, as control exists due to the trust relationship with AIXTRON AG (see note 22).

34.   Events after the reporting period

        There are no events which have occurred after the balance sheet date, of which the directors have knowledge, which would result in a different assessment of the Company's net assets, results of operation and financial position.

35.   Auditors' fees

        Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2009	2008
	(in EUR thousands)
for audit	640	691
for other confirmation services	94	56
for tax advisory services	142	208
for other services	9	2

	885	957

        Included in the total amount of fees are fees for the Group auditor Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of k€ 409 for audit (2008: k€ 437), k€ 94 for other confirmation services (2008: k€ 56), k€ 113 for tax services (2008: k€ 59) and k€ 9 for other services (2008: k€ 2).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36.   Employees

        Compared to last year, the average number of employees during the current year was as follows:

Employees by Function

	2009	2008
	(average number for the year)
Sales and Service	208	208
Research and Development	197	195
Manufacturing	141	134
Administration	90	80

Employees (§ 314 HGB)	636	617
Executive board members	3	3
Apprentices	16	11

Total Employees	655	631

37.   Statement of compliance with the German Corporate Governance Code

        In 2009, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available to shareholders on the Company's web site www.aixtron.com.

38.   Supervisory Board and Executive Board

        Composition of the Supervisory Board as of December 31, 2009

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

    o    Membership of Supervisory Boards and controlling bodies:

    •
    Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main—member of the Supervisory Board—

    •
    WeHaCo Unternehmensbeteiligungsgesellschaft mbH, Hanover—member of the Advisory Board—

    •
    BAG Health Care GmbH, Lich—member of the Advisory Board—

    •
    HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hanover—member of the Advisory Board—(until 06.30.2009)

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

  Revenue Recognition

        Revenue is generally recognised in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance (see note 2 (o)). The Company believes, based on past experience, that this method of recognising revenue fairly states the revenues of the Company. The judgements made by management include an assessment of the point at which substantially all of the risks and rewards of ownership have passed to the customer.

  Goodwill

        As stated in the accounting policies, the Company tests at least annually whether goodwill has suffered impairment. If there is an indication, the recoverable amount of the cash generating unit has to be estimated. This is the greater of the fair value less costs to sell and the value in use. The determination of the value in use involves making judgements and estimates related to the projection and discounting of future cash flows. Although the Company believes the assumptions used to calculate recoverable amount are appropriate, any unforeseen changes in these assumptions could result in impairment charges to goodwill which could adversely affect the future financial position and opera-ting results.

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

  Income Taxes

        At each balance sheet date, the Company assesses whether the realisation of future tax benefits is sufficiently probable to recognise deferred tax assets. This assessment requires the exercise of judgement on the part of management with respect to future taxable income. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company's ability to utilize future tax benefits.