Form 20-F/A
period 2009-12-31
AIXTRON AG
filed 2010-06-23
CIK 1089496

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

Guido Pickert, +49 241 8909-444, +49 241 8909-445, Aixtron AG, Kaiserstr. 98, 52134 Herzogenrath, Federal Republic of Germany
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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

☐ Yes   ☐ No

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

☐ Yes   ☒ No

EXPLANATORY NOTE

This Form 20-F/A (the “Amended Filing”) is being filed by Aixtron Aktiengesellschaft (the “Company” or “AIXTRON”) to amend its Annual Report on Form 20-F for the year ended December 31, 2009 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2010, to set forth Item 15, Item 18 and Item 19 to replace Item 15, Item 18 and Item 19 in their entirety, respectively, in the Original Filing.  All other items remain unchanged from the Original Filing.

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

As disclosed below, Item 18 of this Amended Filing is filed to revise the report of independent registered public accounting firm to (i) opine on the December 31, 2009, 2008 and 2007 consolidated statements of financial position and (ii) correct the conformed signature to the report of independent registered public accounting firm.

As disclosed below, Item 19 of this Amended Filing is filed to (i) update the Sections 302 and 906 certifications and (ii) revise the consent of independent registered public accounting firm to refer to the report of independent registered public accounting firm dated March 10, 2010.

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

Based on such evaluation, AIXTRON’s Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme had concluded that disclosure controls and procedures were effective. However, in light of the fact that AIXTRON’s Management inadvertently omitted the required attestation report on the effectiveness of the Company’s internal controls over financial reporting issued by Deloitte & Touche GmbH from the Original Filing, the Company is hereby revising its conclusion regarding its disclosure controls and procedures as of the end of the period covered by this report and instead is concluding that those disclosure controls and procedures were not effective at December 31, 2009.

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

Based on that evaluation, Management has concluded that AIXTRON’s internal control over financial reporting was effective as of December 31, 2009.

Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on the effectiveness of AIXTRON’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

To The Supervisory Board

AIXTRON AG

Herzogenrath, Germany

We have audited the internal control over financial reporting of AIXTRON Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 10, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

Duesseldorf, Germany, March 10, 2010

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

Item 18:  Financial Statements

See pages F-1 to F-62 of the Amended Filing which are incorporated herein by reference.

Item 19:  Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association (Satzung) as amended January 19, 2010.*

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

8.1	List of Subsidiaries (incorporated by reference to the list of significant subsidiaries set forth in this report under the caption “Item 4. Information on the Company—Organizational Structure.”)*

11.1	Code of Ethics, revised in 2007 (incorporated by reference to Exhibit 11.1 to Form 20-F, dated March 13, 2008, File No. 000-51196).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.**

*	Previously filed as an exhibit to the Original Filing.

**	Filed herewith.

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

Report of Independent Registered Public Accounting Firm

To The Supervisory Board

AIXTRON AG

Herzogenrath, Germany

We have audited the accompanying consolidated statement of financial position of AIXTRON Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2009, 2008 and 2007 and the related consolidated income statement, consolidated statement of cash flows and consolidated statement of changes in equity, for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON Aktiengesellschaft and subsidiaries as of December 31, 2009, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

Duesseldorf, Germany, March 10, 2010

CONSOLIDATED INCOME STATEMENT

	Notes	2009	2008	2007
		(in EUR thousands)
Revenues	3	302,857	274,404	214,815
Cost of sales		168,143	161,525	129,779
Gross profit		134,714	112,879	85,036
Selling expenses		25,465	27,842	27,163
General administration expenses		21,288	17,997	16,030
Research and development costs	5	32,917	28,286	26,532
Other operating income	6	10,046	5,192	6,612
Other operating expenses	7	2,365	11,457	1,280
Operating result		62,725	32,489	20,643
Finance Income		1,283	3,189	1,857
Finance Expense		27	23	99
Net Finance Income	9	1,256	3,166	1,758
Result before taxes		63,981	35,655	22,401
Taxes on income	10	19,215	12,661	5,151
Profit/loss attributable to the equityholders of AIXTRON AG (after taxes)		44,766	22,994	17,250
Basic earnings per share (€)	23	0.49	0.26	0.20
Diluted earnings per share (€)	23	0.48	0.25	0.19

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	2009	2008	2007
	(in EUR thousands)
Profit or Loss	44,766	22,994	17,250
Losses/gains from derivative financial instruments before taxes	(1,417)	(1,707)	961
Currency translation adjustment	1,306	(5,372)	(9,932)
Deferred taxes	302	515	(289)
Other comprehensive income	191	(6,564)	(9,260)
Total comprehensive income attributable to equity holders of AIXTRON AG	44,957	16,430	7,990

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	12/31/2009	12/31/2008	12/31/2007
		(in EUR thousands)
Assets
Property, plant and equipment	12	37,758	39,324	35,121
Goodwill	13	58,275	58,719	58,974
Other intangible assets	13	7,766	10,255	12,508
Investment property	14	0	4,908	4,908
Other non-current assets	15	644	672	745
Deferred tax assets	16	13,869	3,161	4,773
Tax assets	17	373	420	437
Total non-current assets		118,685	117,459	117,466
Inventories	18	89,552	77,086	60,013
Trade receivables less allowance k€ 717 (2008: k€ 2,289; 2007: k€ 567)	19	49,265	38,814	33,490
Current tax assets	11	59	59	59
Other current assets	19	14,341	10,947	9,025
Other financial assets	20	90,000	3,000	4,831
Cash and cash equivalents	21	211,192	67,462	71,943
Total current assets		454,409	197,368	179,361
Total assets		573,094	314,827	296,827
Liabilities and shareholders’ equity
Subscribed capital Number of shares: 99,587,927 (2008: 89,692,328; 2007: 89,138,905)		99,588	89,692	89,139
Additional paid-in capital		260,413	106,445	102,562
Retained earnings		67,092	30,507	13,845
Income and expenses recognised in equity		(13,564)	(13,755)	(7,192)
Total shareholders’ equity	22	413,529	212,889	198,354
Employee benefits	26	1,064	845	878
Other non-current liabilities		70	67	71
Other non-current provisions	26	790	1,210	1,496
Deferred tax liabilities		275	0	0
Total non-current liabilities		2,199	2,122	2,445
Trade payables	27	21,419	18,782	23,761
Advance payments from customers		87,918	52,566	49,988
Other current provisions	26	28,666	20,481	16,473
Other current liabilities	27	2,265	1,866	1,303
Current tax liabilities		17,064	6,085	4,254
Deferred revenues		34	36	249
Total current liabilities		157,366	99,816	96,028
Total liabilities		159,565	101,938	98,473
Total liabilities and shareholders’ equity		573,094	314,827	296,827

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	2009	2008	2007
		(in EUR thousands)
Cash inflow from operating activities
Net income for the year (after taxes)		44,766	22,994	17,250
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		2,149	1,808	1,250
Impairment expense		0	0	332
Depreciation and amortization expense		12,368	10,753	9,748
Net result from disposal of property, plant and equipment		(1,207)	68	36
Deferred income taxes		(10,412)	2,314	620
Other non-cash expenses		(472)	98	2,888
Change in
Inventories		(11,713)	(20,087)	(9,601)
Trade receivables		(10,506)	(6,811)	(8,086)
Other assets		(4,283)	(3,930)	(4,045)
Trade payables		2,539	(3,192)	(5,518)
Provisions and other liabilities		19,265	8,040	8,295
Deferred revenues		(6)	(215)	(243)
Non-current liabilities		55	(376)	(452)
Advance payments from customers		34,939	4,393	20,390
Cash inflow from operating activities		77,482	15,857	32,864
Cash inflow/outflow from investing activities
Cash from acquisitions		0	0	80
Cost related to the acquisitions		0	(392)	(458)
Capital expenditures in property, plant and equipment		(8,912)	(11,617)	(6,090)
Capital expenditures in intangible assets		(1,008)	(1,251)	(2,029)
Proceeds from disposal of fixed assets		7,787	0	0
Bank deposits with a maturity of more than 90 days	20	(87,000)	1,831	(2,050)
Cash inflow/outflow from investing activities		(89,133)	(11,429)	(10,547)
Cash inflow from financing activities
Dividend paid to shareholders		(8,181)	(6,331)	0
Proceeds from issue of equity shares		161,749	2,628	5,171
Cash inflow from financing activities		153,568	(3,703)	5,171
Effect of changes in exchange rates on cash and cash equivalents		1,813	(5,206)	(2,296)
Net change in cash and cash equivalents		143,730	(4,481)	25,192
Cash and cash equivalents at the beginning of the period		67,462	71,943	46,751
Cash and cash equivalents at the end of the period	21	211,192	67,462	71,943
Interest paid		(9)	(119)	(85)
Interest received		778	3,141	1,850
Income taxes paid		(16,903)	(3,105)	(988)
Income taxes received		122	59	376

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Subscribed capital under IFRS		Additional paid-in- capital		Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit		Shareholders’ equity attributable to the owners of AIXTRON AG Total
	(in EUR thousands)
Balance at January 1, 2007	87,836		97,444		1,549	519	(3,406)		183,942
Net income for the period							17,250		17,250
Expense for stock options			1,250						1,250
Exercise stock options	1,303		3,868						5,171
Currency translation					(9,932)				(9,932)
Derivative financial instruments net of tax						672			672
Balance at December 31, 2007	89,139	*	102,562		(8,383)	1,191	13,845	*	198,354 *
Balance at January 1, 2008	89,139	*	102,562		(8,383)	1,191	13,845	*	198,354 *
Net income for the period							22,994		22,994
Dividends to shareholders							(6,332	)*	(6,332)
Issue of shares for stock options			1,808	*					1,808
Issue of Shares	553		2,075						2,628
Currency translation					(5,372)				(5,372)
Derivative financial instruments net of tax						(1,191)			(1,191)
Balance at December 31, 2008	89,692	*	106,447	*	(13,755)	0	30,507	*	212,889 *

	Subscribed capital under IFRS		Additional paid-in- capital		Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit		Shareholders’ equity attributable to the owners of AIXTRON AG Total
	(in EUR thousands)
Balance at January 1, 2009	89,692	*	106,447	*	(13,755)	0	30,507	*	212,889	*
Net income for the period							44,766		44,766
Dividends to shareholders							(8,181)		(8,181)
Expense for stock options			2,140						2,140
Issue of shares for stock options	916		3,196						4,112
Issue of Shares	8,980		148,657						157,637
Currency translation			(26)		1,306				1,280
Derivative financial instruments net of tax						(1,115)			(1,115)
Balance at December 31, 2009	99,588		260,414	*	(12,449)	(1,115)	67,091	*	413,529	*

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

The consolidated financial statements of AIXTRON AG and its subsidiaries (“AIXTRON” or “Company”) have been prepared in accordance with, and fully comply with

•                  International Financial Reporting Standards (IFRS), and the interpretations as published by the International Accounting Standards Board (IASB); and also

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if this revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements which have a significant effect on the Company’s financial statements are described in Note 39.

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

Exchange gains and losses resulting from fluctuations in exchange rates in the case of foreign currency transactions are recognised in the income statement in “other operating income”or “other operating expenses”.

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

(h)                                 Financial Instruments

(i)                                    Financial Assets

Financial assets are classified into the following specific categories: financial assets ‘at fair value through the profit or loss’ (FVTPL), ‘held to maturity investments’, and ‘loans and receivables’.

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

(viii)                       Financial liabilities

Financial liabilities are classified as either financial liabilities “at FVTPL” or “other financial liabilities”.

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

(xi)                              Derivative financial instruments and hedge accounting

The Company’s activities expose it primarily to the financial risks of changes in foreign exchange currency rates (see note 28). The Company uses foreign exchange forward contracts to hedge these exposures. The Company does not use derivative financial instruments for speculative purposes. The use of financial derivatives is governed by policies approved by the Executive Board, which provide written principles on the use of financial derivatives.

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

(o)                                  Revenue

Revenue is generated from the sale and installation of equipment, spare parts and maintenance services. The sale of equipment involves a customer acceptance test at AIXTRON’s production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated terms and conditions of business.

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

•                  IFRS 7 Enhancing disclosures about Fair Value and Liquidity Risk

•                  IAS 1 Presentation of Financial Statements

•                  IAS 23 Borrowing Cost

•                  IAS 32 and IAS 1 Puttable Financial Instruments and Obligations arising on Liquidation

•                  IAS 39 Embedded Derivatives

•                  Various Improvements to IFRS.

During 2009 five interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) became effective. IFRIC 9 Embedded Derivatives; IFRIC 13—Customer Loyalty Programmes; IFRIC 15—Agreements for the Construction of Real Estate; IFRIC 16—Hedges of a Net Investment in a Foreign Operation; IFRIC 18—Transfers of Assets from Customers. The adoption of these interpretations, new and amended standards has not led to any changes in the company’s accounting policies. The amendments to IFRS 3 and IAS 27 have been adopted earlier than required.

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

The company’s reportable segment is based around the category of goods and services provided for the compound and silicon semi-conductor industries.

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

3.                                      Segment reporting

Details of depreciation and amortisation expense can be found in notes 12 and 13.

The accounting policies of the reportable segment are identical with the Group’s accounting policies as described in note 2. Segment profit represents the profit earned by the segment without the allocation of investment revenue, finance costs and income tax expense. This is the measure reported to the Executive Board for the purpose of resource allocation and assessment of performance.

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

Geographical information.

The Group’s revenue from continuing operations from external customers and information about its non-current assets by geographical location are detailed below. Revenues from external customers are attributed to individual countries based on the country in which it is expected that the products will be used.

	2009	2008	2007
	(in EUR thousands)
Asia	250,034	238,156	174,133
Europe	41,498	18,464	18,786
USA	11,325	17,784	21,896
Total	302,857	274,404	214,815

Sales from external customers attributed to Germany, Aixtron’s country of domicile, and to other countries which are of material significance are as follows:

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

Impairment of goodwill

At the end of 2009 the Group assessed the recoverable amounts of goodwill and determined that there was no impairment of goodwill (2008: k€ 0; 2007: k€ 0). The recoverable amount of the activities was assessed by reference to the cash-generating units’ value in use.

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

Cash flow projections during the budget period are based on the budgeted gross margins and selling prices. Cash flows beyond that period have been forecast based on an analysis, by external parties, of historical trends in the economic cycles affecting the market for semi-conductor equipment. Assumptions concerning working capital were, based on management’s best estimates; inventory turns of 3, receivables outstanding for 125 days, accounts payable of 100 days. A sustainable sales growth rate of 2% has been forecast throughout the forecasted period which does not exceed management’s estimates of the long term growth trend. The directors believe that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate amount recoverable from the cash-generating unit.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.                               Inventories

	2009	2008
	(in EUR thousands)
Raw materials and supplies	29,504	26,406
Work in process	56,781	36,911
Finished goods and services completed	86	89
Inventories at customers’ locations	3,181	13,680
	89,552	77,086

	2009	2008
	(in EUR thousands)
Write-down of inventories during the year	5,890	4,587
Inventories measured at net realisable value	6,877	9,378
Inventories recognised as an expense during the period	121,296	128,075
Reversals of write-downs recognised during the year	2,081	872

19.                               Trade receivables and other current assets

	2009	2008
	(in EUR thousands)
Trade receivables	49,982	41,103
Allowances for doubtful accounts	(717)	(2,289)
Trade receivables—net	49,265	38,814
Prepaid expenses	794	733
Reimbursement of research and development costs	1,140	1,533
Advance payments for inventory	1,181	359
VAT refund claims	5,132	1,543
Other assets	1,917	2,390
Derivatives that are designated and effective as hedging instruments carried at fair value	692	0
Financial assets carried at fair value through the profit or loss (FVTPL) (see Note 28)	3,485	4,389
Total other current assets	14,341	10,947
	63,606	49,761

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

At the balance sheet date two customers accounted for 33% and 17% respectively of the company’s net trade receivables, no other single customer accounted for more than 10% of trade receivables. In 2008 two customers accounted for 22% and 18% respectively of trade receivables, no other customer accounted for more than 10% of receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

Included in the Company’s trade receivable balance are debtors with a carrying amount of k€ 1,592 (2008: k€ 5,975) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality and, although the company has no collateral, the amounts are still considered recoverable.

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

22.                               Shareholders’ Equity

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

At December 31, 2009, AIXTRON AG’s Executive Board is authorised to increase, with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before May 17, 2010 by up to € 35,919,751 by issuing against either cash contribution or contribution in kind new registered no-par value shares with a proportional amount of € 1.00 per share in the share capital (Authorised Capital I). In this event, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders’ pre-emptive right.

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

The item “derivative financial instruments”comprises the gain or loss on foreign currency hedge contracts deferred in equity.

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

24.                               Employee benefits

Defined contribution plan

The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees’ base salaries. In 2009 the expense recognised for defined contribution plans amounted to k€ 970 (2008: k€ 896, 2007: k€ 824).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.                               Employee benefits

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

Financial risk management objectives

The Group seeks to minimise the effects of any risk that may occur from any financial transaction. Key aspects are the exposures to liquidity risk, credit risk, interest rate risk and currency risk arising in the normal course of the Company’s business.

The AIXTRON Group’s central management co-ordinates access to domestic and international financial institutions and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposure to risk by likelihood and magnitude. These risks cover all aspects of the business, including financial risks, and the risk management system is in accordance with the corporate governance recommendations specified in the German Corporate Governance Code.

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

Market risks

The Company’s activities expose it to the financial risks of changes in foreign currency exchange rates and interest rate risks. The Company does not use derivative financial instruments to manage its exposure to interest rate risk. Cash deposits are made with the company’s bankers at the market rates prevailing at inception of the deposit for the period and currency concerned. There has been no change to the Company’s exposure to market risk or the manner in which it manages and measures the risk.

Foreign currency risk

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts to hedge the exchange rate risk arising on the export of equipment. The main exchange rates giving rise to the risk are those between the US Dollar, Pound Sterling and Euro.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

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

The following table details the company’s sensitivity to a 10 percent change in the value of the Euro against the Dollar and Pound. A positive number indicates an increase in profit and other equity, a negative number indicates a reduction in profit and other equity.

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

The sensitivity analysis represents the foreign exchange risk at the year end date only. It is calculated by revaluing the Group’s financial assets and liabilities, existing at 31 December, denominated in US Dollars or British Pounds, by 10%. It does not represent the effect of a 10% change in exchange rates sustained over the whole of the financial year, only the effect of a different rate occuring on the last day of the year.

Forward foreign exchange contracts

The company enters forward foreign exchange contracts with banks to cover receipts from highly probable forecast sales denominated in US Dollars.

The following table details the forward foreign currency contracts outstanding as at the reporting date:

	Foreign		Contract		Fair Value
	Currency		Amount		Assets		Liabilities
	2009	2008	2009	2008	2009	2008	2009	2008
	(kUSD)	(kUSD)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash flow hedges
Sell US Dollars buy Euros
Less than 3 months	39,000	—	27,294	—	594	—	(385)	—
3 to 12 months	76,000	—	51,752	—	98	—	(1,307)	—
Sell US Dollars buy GB pounds
Less than 3 months	—	—	—	—	—	—	—	—
3 to 12 months	—	—	—	—	—	—	—	—
Fair Value Hedges through the Profit or Loss
Options to sell US Dollars buy Euros
Less than 3 months	75,000	32,000	50,714	22,448	568	611	—	—
3 to 12 months	210,000	100,000	140,000	70,320	2,917	3,778	—	—
Options to sell US Dollars buy GB pounds
Less than 3 months	—	—	—	—	—	—	—	—
3 to 12 months	—	—	—	—	—	—	—	—
Opions to sell Euros buy US Dollars
Less than 3 months	15,000	15,000	11,538	10,345	—	—	(17)	(247)
3 to 12 months	60,000	45,000	44,444	31,034	—	—	(793)	(1,582)
Sell US Dollars buy GB Pounds
Less than 3 months	—	4,000	—	2,083	—	—	—	(779)
Sell GB Pounds buy US Dollars
Less than 3 months	—	4,000	—	2,730	—	132	—	—

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

28.                               Financial instruments

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

International Rectifier Corporation (“I.R.”), of El Segundo, California, USA filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of I.R.’s former employees, including I.R.’s founder and former CEO Alex Lidow, as well as five companies, including AIXTRON AG. I.R.’s complaint alleged that I.R.’s seven former employees misappropriated, divulged to a business named Efficient Power Conversion Corporation (“EPCC”) and illegally used trade secrets of I.R. relating to Gallium Nitride Technology (“GaN”). I.R. also alleged that some of the companies, including AIXTRON aided the seven main defendants by providing additional information relevant to the technology at issue. In February 2009, the U.S. District Court dismissed the two U.S. federal claims in the case against the defendants and declined to exercise its discretionary jurisdiction over the remaining claims, which all arose under California law. Having had its lawsuit dismissed in the U.S. District Court, I.R. re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, I.R. dropped some of its claims against the defendants, and the California court dismissed additional claims. Two of I.R.’s claims, one for alleged misappropriation of trade secrets and one for alleged breach of contract, remain in the case against AIXTRON AG. The lawsuit seeks USD 61m in damages jointly and severally against all of the defendants, plus exemplary damages and attorneys’ fees and legal costs against AIXTRON AG, and punitive damages against other defendants.

AIXTRON AG fully rejects the allegations contained in I.R.’s California lawsuit and is vigorously defending itself against the two remaining claims raised in I.R.’s California action against AIXTRON AG.

Furthermore, AIXTRON AG filed an action in the Aachen Landgericht in Germany (case no. 41 O 121/08) for a negative declaratory judgment against I.R. with the aim of establishing in Germany, and in the U.S., that all allegations and claims that I.R. raised against AIXTRON AG are unfounded (the “German action”). In the German action, I.R. counterclaimed for injunctive relief and damages. In April 2009, the Aachen Landgericht issued a judgment in favor of AIXTRON AG and against I.R. on all of AIXTRON AG’s claims and all of I.R.’s counterclaims in the German action. The time for I.R. to appeal from the judgment in the German action has expired, and the judgment in favor of AIXTRON AG and against I.R. in the German action is now final and res judicata.

AIXTRON AG reserves the right to seek recovery from I.R. of any and all costs and damages that might result from I.R.’s unjustified allegations and the proceedings brought by I.R. against AIXTRON AG.

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

35.                               Auditors’ fees

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

•                  Dipl.-Kfm. Wolfgang Breme, Aachen, businessman, Executive Vice President and Chief Financial Officer since 2005

•                  Membership of Supervisory Boards and controlling bodies:

•                  Deutsches Aktieninstitut e.V., Frankfurt/Main—member of the Executive Board—

39.                               Critical accounting judgments and key sources of estimation and uncertainty

The preparation of AIXTRON’s Consolidated Financial Statements requires the Company to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts and related disclosures and are made in order to fairly present the Company’s financial position and results of operations. The following accounting policies are significantly impacted by these estimates and judgments that AIXTRON believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

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

Income Taxes

At each balance sheet date, the Company assesses whether the realisation of future tax benefits is sufficiently probable to recognise deferred tax assets. This assessment requires the exercise of judgement on the part of management with respect to future taxable income. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.