Form 20-F
period 2010-12-31
AIXTRON SE
filed 2011-03-01
CIK 1089496

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
or
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-51196

AIXTRON SE
(Exact Name of Registrant as Specified in Its Charter)

Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)

Kaiserstr. 98
52134 Herzogenrath
Federal Republic of Germany
(Address of Principal Executive Offices)

Guido Pickert, +49 241 8909-444, +49 241 8909-445, AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Federal Republic of Germany

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

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2010: 101,179,866 ordinary shares, no par value. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes ☐    No ☒

i

ii

iii

Presentation of Information

        In this Annual Report on Form 20-F (this "report"), unless the context otherwise requires, references to "AIXTRON," "the AIXTRON Group," the "Group" or "the Company" are to AIXTRON SE (formerly AIXTRON AG) and its consolidated subsidiaries. References to "Management" are to the Executive Board of AIXTRON SE. Throughout this report, whenever a reference is made to AIXTRON's website, such reference does not incorporate information from the website by reference into this report.

        The Company's audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        AIXTRON publishes its audited Consolidated Financial Statements in Euros. As used in this report, "EUR", "Euro" or "€" means the lawful currency of the Federal Republic of Germany and other participating member states of the European Union. "US-Dollar", "U.S$," or "USD" means the lawful currency of the United States of America. "Pound Sterling", "British Pounds", "GB Pounds" or "GBP" means the lawful currency of the United Kingdom.

        For convenience only (except where noted otherwise), some of the Euro amounts have been translated into US-Dollar amounts at the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes. You should not construe these translations as a representation that Euro amounts actually represent these US-Dollar amounts or that the Euro amounts could have been, or could be, converted into US-Dollars at those rates or at any other rate. Refer to "Key Information—Selected Financial Data—Exchange Rate Information" for certain exchange rates between the Euro and the US-Dollar.

        Certain figures and other amounts included in this report may reflect rounding adjustments for clarity of presentation. In particular, figures and other amounts shown as totals in certain tables may not be an arithmetic aggregation of the figures and other amounts that precede them.

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

As of or For the Year Ended December 31,	2010 IFRS	2009 IFRS	2008 IFRS	2007 IFRS	2006 IFRS
	(thousand EUR, except share and per share data)
Consolidated Income Statement Data:
Revenues	783,775	302,857	274,404	214,815	171,685
Operating result	275,510	62,725	32,489	20,643	5,699
Profit/Loss attributable to the equity holders of AIXTRON SE (after taxes)	192,496	44,766	22,994	17,250	5,857
Basic earnings per share	1.93	0.49	0.26	0.20	0.07
Diluted earnings per share	1.89	0.48	0.25	0.19	0.07
Dividend payments(1)	15,100	8,181	6,332	0	0
Dividends declared per common share(1) (EUR)	0.15	0.09	0.07	0.00	0.00
Dividends declared per common share(1) (USD(2))	0.20	0.13	0.10	0.00	0.00
Consolidated Statement of Financial Position Data:
Total assets	823,432	573,094	314,827	296,827	263,482
Total liabilities	223,108	159,565	101,938	98,473	79,540
Minority interests	0	0	0	0	0
Total shareholders' equity and net assets	600,324	413,529	212,889	198,354	183,942
Subscribed capital	100,101	99,588	89,692	89,139	87,836
Other Data:
Adjusted weighted average number of shares outstanding
—basic	99,871,834	91,609,912	89,478,415	88,163,952	87,824,321
—diluted	101,746,466	93,015,677	90,494,901	88,947,886	87,902,699

(1)
Dividends paid/declared in each year relate to prior year earnings.

(2)
Dividend amounts given in Euros have been translated for convenience only into US-Dollar amounts at the average noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes for the applicable fiscal year. Refer to "Presentation of Information."

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

Year ended December 31,	Average Rate
2010	1.3261
2009	1.3933
2008	1.4695
2007	1.3703
2006	1.2661

        The following table shows the noon buying rates for Euros in US-Dollars for the last six months.

Month ended	High	Low
February 2011 (through February 11, 2011)	1.3793	1.3520
January 2011	1.3715	1.2944
December 2010	1.3395	1.3089
November 2010	1.4224	1.3036
October 2010	1.4066	1.3688
September 2010	1.3638	1.2708
August 2010	1.3282	1.2652

        On February 11, 2011, the noon buying rate was USD 1.3520 per EUR 1.00.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

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

Uncertainties of economic and political conditions, in particular by the current global macroeconomic slowdown, may adversely impact AIXTRON's financial position and results of operations.

        The U.S. economy and several other major economies experienced a sustained slowdown. Although AIXTRON had no bank borrowings during 2010, it has cash bank deposits. AIXTRON monitors the financial condition of its banking partners, but if one of AIXTRON's banking partners were to default before AIXTRON detected the problem or took appropriate measures, this could adversely impact AIXTRON's financial position. A global economic slowdown might adversely affect AIXTRON's customers and suppliers. In addition to the potential for reduced demand, AIXTRON customers might delay or cancel orders and suppliers might delay or cancel deliveries, which could adversely affect AIXTRON's ability to align its production capacity with its sales. These conditions might make it challenging for AIXTRON to plan and adapt, which could adversely impact AIXTRON's results of operations.

In order to compete, AIXTRON must attract, retain and motivate key employees, and its failure to do so could have an adverse effect on its results of operations.

        In order to compete, AIXTRON must attract, retain and motivate executives and other key employees, including those in managerial, technical, sales, marketing and support positions. Hiring and retaining qualified executives, scientists, engineers, technical staff and sales representatives are critical to the Company's business, and competition for experienced employees in the semiconductor industry can be intense. To attract, retain and motivate qualified employees, AIXTRON relies heavily on paying cash compensation at market- competitive rates and offering additional incentives and bonus payments. If such cash payments cease to be viewed as a valuable benefit by the Company's key employees, the Company's ability to attract, retain and motivate its employees could be adversely impacted, which could negatively affect its results of operations and/or require AIXTRON to increase the amount it expends on cash and other forms of compensation.

AIXTRON depends on a limited number of customers that operate in concentrated industries.

        AIXTRON's customer base has been and may in the future be concentrated. Orders from a relatively limited number of customers have accounted for, and likely will continue to account for, a substantial portion of the Company's revenues, which may lead customers to demand pricing and other terms less favorable to the Company. If a principal customer discontinues its relationship with AIXTRON or suffers economic setbacks, AIXTRON's business, financial condition and operating results could be materially and adversely affected. AIXTRON's ability to increase revenues in the future will depend in part upon its ability to obtain orders from new customers. AIXTRON cannot be certain that it will be able to do so. In addition, because a relatively small number of large manufacturers, many of whom are AIXTRON's customers, dominate the industries in which they operate, it may be especially difficult for the Company to replace these customers if it loses their business. A large portion of orders in AIXTRON's order backlog are orders from its principal customers. Furthermore, AIXTRON does not have long-term contracts with many of its customers. In times of substantial demand for Metal Organic Chemical Vapor Deposition ("MOCVD") systems, certain customers may delay existing or new orders because of raw material shortages or delays in preparing their facilities. Any such delays could have a negative impact on customer acceptance of AIXTRON's systems, and ultimately, on its ability to generate revenues. As a result, the Company's agreements with its customers do not provide any assurance of future revenues and AIXTRON is exposed to competitive price pressure on most new orders it attempts to obtain. The Company's failure to obtain new orders from new or existing customers would have a negative impact on its results of operations. Because of the significant size of some orders and the limited ability of the Company to reduce expenses quickly in response to such delays, the Company may experience volatility in its results of operations.

AIXTRON is dependent on a limited number of suppliers and the Company's operating results could be harmed if it loses access to sources of materials or services.

        The systems that AIXTRON produces are complex and require the Company to manufacture or obtain through third party sources many critical components. Many of these components are only available from a limited number of suppliers or, in some cases, a single supplier. Because of the cost of AIXTRON's systems, the Company generally aims to keep its inventories at minimum levels. AIXTRON generally does not have long-term supply agreements with many of its suppliers. Consequently, the Company could experience significant price increases and/or may not be able to obtain replacement components in a timely manner or at all. Such price increases would increase the cost of goods which could adversely affect the Company's gross margins and operating results. Because AIXTRON often does not account for a significant part of its suppliers' business, the Company may not have access to sufficient capacity from these suppliers in periods of high demand. In addition, AIXTRON risks having important suppliers terminate product lines, change business focus or even go out of business. If AIXTRON was required to change any of its suppliers, it would be required to re-qualify each new supplier. In the near term, the Company's supplier qualification processes could prevent or delay component shipments, which could in turn prevent the Company from delivering products to its customers in a timely manner. AIXTRON estimates that it could take approximately six to eighteen months to replace suppliers of certain critical components used in its systems. In addition, in connection with third-party manufacturing activities, it is possible that AIXTRON may encounter unforeseen technical complexities that it may be unable to resolve, or that the resolution of such complexities may lead to delays in the implementation of these third-party manufacturing activities.

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

        Revenues outside of Europe accounted for 96.04% of the Company's total revenues for the year ended December 31, 2010, versus 86.30% for the year ended December 31, 2009, and 93.27% of total revenues for the year ended December 31, 2008. Revenues from AIXTRON's Asian-based customers accounted for 91.46% for the year ended December 31, 2010, versus 82.56% for the year ended December 31, 2009, and 86.79% of total revenues for the year ended December 31, 2008. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's revenues will be subject to risks, including:

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

        The Company's operations are conducted by entities in many countries and a substantial portion of its sales and productions costs are denominated in currencies other than the Euro. As a result, fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the pound sterling, may affect the Company's operating results. AIXTRON may not be able to effectively reduce or eliminate the risk that fluctuations in foreign currencies will adversely affect its operating results.

        Further details can be found in "Item 11, Quantitative and Qualitative Disclosure about Market Risk."

Because AIXTRON's operating income is subject to taxation in differing jurisdiction, the Company is exposed to a number of different tax risks.

        Because AIXTRON operates in a number of countries throughout the world, including the U.S., its operating income is subject to taxation in differing jurisdictions and at differing tax rates. AIXTRON seeks to organize its affairs in a tax efficient and balanced manner, taking into account the applicable regulations of the jurisdictions in which it operates. As a result of the Company's multi-jurisdictional operations, it is exposed to a number of different tax risks, including tax risks related to: income tax, value added tax, payroll tax, social security tax, customs and excise duties, sales and use tax, U.S. state tax, withholding tax requirements, tax treaty interpretation, tax credits, permanent establishments, transfer pricing on internal deliveries of goods and services (including benefit tests and requirements to prove the arm's length character of internal transactions), loss carryforwards, multi- jurisdictional double taxation, acquisitions, dispositions, reorganizations, and internal restructurings.

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

        In addition, new climate change regulations could require AIXTRON to change its manufacturing processes or obtain substitute materials that may cost more or be less available for its manufacturing operations. Furthermore, new restrictions on carbon dioxide or other greenhouse gas emissions could result in significant costs for AIXTRON. The Company expects increased worldwide regulatory activity in the future. The cost of complying, or of failing to comply, with these and other climate change and emissions regulations could have an adverse effect on AIXTRON's business plans and operating results.

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

        AIXTRON's success is dependent upon the protection of the Company's proprietary rights. In the high-tech industry, intellectual property is an important asset that is always at risk of infringement. AIXTRON incurs costs to file for patents and defend its intellectual property and AIXTRON relies upon the laws of Germany and of foreign countries in which it develops, manufactures or sells its products to protect its proprietary rights. However, there can be no assurance that these proprietary rights will provide competitive advantages, or that other parties will not challenge, invalidate or circumvent these rights. Moreover, the laws of some foreign countries may not be as protective of intellectual property rights as those in Germany and the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Infringement upon the Company's proprietary rights by a third party could result in lost market and revenue opportunities for AIXTRON.

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

You may have access to less information about AIXTRON and fewer opportunities to exercise your rights as a shareholder if you hold AIXTRON's ordinary shares through its ADSs.

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

        AIXTRON's corporate affairs are governed by its Articles of Association (Satzung) and German law. German law is generally less specific than U.S. law in terms of governance of corporate operations. Under German law, as a holder of AIXTRON's ADSs you may have fewer or less well-defined rights than you would as a shareholder of a U.S. company. For example, a shareholder of a U.S. corporation may institute lawsuits on behalf of the corporation and class actions. In Germany the company must assert claims for damages against members of the Executive Board or the Supervisory Board upon a respective shareholders' resolution requiring a simple majority of the votes cast. Moreover, in Germany, shareholders whose shares represent 1% or a proportional amount of EUR 100,000 of the stated share capital of the stock corporation may apply in court for authorization to assert claims for damages of the Company against members of the Executive Board and/or the Supervisory Board in their own name. However, the Company may at any time assert its claims for damages on its own behalf; in such case any pending authorization or court proceeding initiated by a shareholder of the Company related to the same claims for damages will then be inadmissible. As a result, a shareholder of a German stock corporation may not be able to protect his or her interest in the shares as well as a shareholder of a U.S. corporation could.

AIXTRON may in the future be considered a passive foreign investment company.

        The United States Internal Revenue Code contains special rules relating to passive foreign investment companies ("PFICs"). A United States holder who owns stock in a PFIC is generally subject to adverse tax consequences under these rules. These rules do not apply to non-United States holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances that produce or are held for the production of passive income is at least 50%. While AIXTRON believes it is currently not a PFIC, because a company's status as a PFIC is a complex, factual determination made on an annual basis, there can be no assurance that the Company will not become a PFIC in the future. Further details about the PFIC rules and their consequences to United States holders can be found under "Item 10 Additional Information—Taxation."

        If AIXTRON was classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be such holder's share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder's holding period, if shorter; and any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over such holder's holding period for the ADSs. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes, unless such U.S. holder is able to ameliorate the tax consequences somewhat by making a mark-to-market election or "QEF election". You should consult your tax advisor of the consequences of AIXTRON's classification as a PFIC.

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

Item 4:    Information on the Company

A.  History and Development of the Company

Introduction

        AIXTRON SE was incorporated as a German limited liability corporation in 1983 and converted to a stock corporation under the laws of the Federal Republic of Germany in 1997. In 2010, AIXTRON converted from a German stock corporation ("Aktiengesellschaft" or "AG") to a stock corporation in the form of a European Company ("Societas Europaea" or "SE"). As such, AIXTRON SE is subject not only to the German stock corporation law, but also to the superseding European SE regulations and the German SE Implementation Act (SE-Ausführungsgesetz). As a result of such conversion, AIXTRON will continue to be treated to a large extent like a German stock corporation, including with respect to capital measures, shareholders' meetings and accounting. AIXTRON is headquartered in Herzogenrath, Germany and has wholly-owned subsidiaries in the United Kingdom, Japan, South Korea, Sweden, Taiwan, P.R. of China (est. February 21, 2011) and the United States. AIXTRON's principal executive office is located at Kaiserstrasse 98, D-52134 Herzogenrath, Germany, and the Company's telephone number there is +49-241-8909-0. AIXTRON's agent for service of process in the United States is AIXTRON, Inc., 1139 Karlstad Drive, Sunnyvale, California 94089.

Important Events

AIXTRON expands to new R&D facilities

        In 2010, AIXTRON started to build a new, state-of-the-art Research and Development ("R&D") center at its premises in Herzogenrath to support the Company's accelerated R&D program and increased focus on new product development. Phase 1 of the project, which consists of a modular designed office building with more than 300 employee workspaces, was completed in October 2010, when the first 250 staff members relocated into the new facility. Phase 2 of the project, which consists of new application laboratories and a prototype production facility for an additional 150 staff members is currently under construction and is scheduled to be completed early 2012. In total, AIXTRON expects to have invested in excess of EUR 40 million of its cash resources in such project. The new facilities will total approximately 16,000 square meters, employing an energy efficient design, including LED lighting, to minimize its carbon footprint. The facilities will be able to host up to 450 engineers, significantly increasing the resources available to develop next generation complex material deposition systems.

Conversion into European Company (SE)

        At the General Meeting held on May 18, 2010, the AIXTRON shareholders resolved upon the conversion of the legal form of AIXTRON from a German AG into a stock corporation in the form of a European Company SE (Societas Europaea) and to adopt the name AIXTRON SE. With the entry into the commercial register of the Aachen municipal court on December 22, 2010, AIXTRON confirmed the completion of the conversion into a European SE. On that day, the shareholders of AIXTRON AG automatically became shareholders of AIXTRON SE without their shareholders' rights being affected by the conversion. There are also no changes to the manner AIXTRON prepares its financial information or to the content of such financial information as a result of the conversion. An SE legal entity is a European Company under German law. The supranational legal form reflects AIXTRON's European and international orientation and is a natural step in respect of AIXTRON's global operations and business development. Nearly half of AIXTRON's employees work, and more than 90% of the Company's revenues are generated outside of Germany.

Amendments to Articles of Association

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

Employees

        AIXTRON's success very much depends on the respective achievements and motivation of the Company's staff. The employees are recruited on the basis of professional and personal qualifications and experience. To hire new employees, AIXTRON participates in job fairs and other career events, publishes dedicated press articles, and, among other measures, closely co-operates with the Aachen University RWTH.

        During the last years, the Company has implemented various measures to increase the attractiveness of AIXTRON as an employer, with the aim of achieving long-term retention of employees, including, among other things, flexible work times, internal training programs, individual work place design, dedicated team work and regular performance feedbacks.

        The Company's training center offers a number of internal training programs, including new hire orientation classes and continuous education, with topics ranging from quality assurance to environmental and workplace safety management, leadership, and labor law issues. Additionally, AIXTRON supports internships and students in the writing of their diploma and doctoral theses on topics of relevance to AIXTRON.

        As a global company with an international corporate culture, AIXTRON has also set up a diversity management program.

        In 2010, the total number of employees increased by 14%, from 687 employees at the end of 2009 (2008: 619) to 784 at December 31, 2010, due to personnel requirements arising from a higher operating output. AIXTRON considers its labor relations to be satisfactory. The largest individual increase in employees occurred in the group who work in R&D, which grew by 20% in 2010. In 2010, the largest group of permanent employees was employed in Manufacturing and Service positions.

	2010		2009		2008		2010-2009
Employees by Function	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Sales	62	8	72	10	75	12	(10)	(14)
Research and Development	248	32	206	30	200	32	42	20
Manufacturing and Service	375	48	316	46	261	42	59	19
Administration	99	12	93	14	83	14	6	6

Total	784	100	687	100	619	100	97	14

        As of December 31, 2010, the majority of AIXTRON's worldwide permanent employees were based in Europe.

	2010		2009		2008		2010-2009
Employees by Region	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Asia	154	20	116	17	84	14	38	33
Europe	524	67	472	69	428	69	52	11
USA	106	13	99	14	107	17	7	7

Total	784	100	687	100	619	100	97	14

Technology, Products and Services

        AIXTRON's product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 × two-inch diameter wafers per single production run, or smaller multiples of larger diameter wafers, employing MOCVD or Hydride Vapor Phase Epitaxy ("HVPE") or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition ("PVPD") or Organic Vapor Phase Deposition ("OVPD®") or large area deposition for Organic Light Emitting Diodes ("OLED") applications or Plasma Enhanced Chemical Vapor Phase Deposition ("PECVD") for depositing complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

        AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition ("CVD"), Atomic Vapor Deposition ("AVD®") and Atomic Layer Deposition ("ALD").

        The following table summarizes the products and technologies AIXTRON offers to its customers for use in specific applications and devices:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD
	CVD	PVPD	ALD
	PECVD		AVD®
HVPE
Products	Planetary Reactor®	Gen1 R&D Tool	Lynx CVD
	200 series	Gen 2 Production Tool	Tricent® ALD
	Close Coupled Showerhead®	Gen 3.5 Production Tool	Tricent® AVD®
	Nano CVD Reactors; 'Black Magic Series'		QXP-8300
Hot-Wall Reactors: VP series
Potential Applications/Devices	LEDs	OLEDs for displays	Metal and Oxide films for complementary metal oxide semiconductor ("CMOS") gate stacks
	Optoelectronics (photo diodes, lasers, modulators for telecom/datacom)	OLEDs for solid state lighting	Metal and Oxide films for capacitor structures in dynamic random access memory ("DRAMs") and ferroelectric random access memory ("FeRAMS")
	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells
	High-Frequency devices ((such as Hetero Bipolar Transistors and High Electron Mobility Transistors)) for wireless datacom	Electronic semiconductor structures for flexible displays and Radio Frequency Identification Devices ("RFID")
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

        AIXTRON is constantly working on the improvement of existing technologies and products. In the course of the last three years, AIXTRON has introduced several new system generations and technologies, such as the QXP-8300 silicon semiconductor technology, the G5 planetary reactor and the CRIUS® II Close Coupled Showerhead® reactor technology. For more information, please refer to item 5. "AIXTRON-specific Factors".

Research and Development

        With 248 Research & Development employees, AIXTRON maintains a strong, well funded and focused R&D program within the business. The R&D infrastructure is currently being extended with the new R&D center under construction at the Company's Herzogenrath/Aachen County premises. The R&D activities the Company is engaged in are deemed critical for the Company's long-term strategy to maintain its position as a leading provider of deposition equipment for the manufacturing of complex device structures for the semiconductor industry.

        In 2010, R&D expenditures increased year on year, in line with expectations, by € 13.2 million, from € 32.9 million in 2009 (2008: € 28.3 million) to € 46.1 million, reflecting our determination to further strengthen our technological positioning. For more information regarding R&D expenses from fiscal year 2008 through 2010, refer to Item 5.A "Operating Results—Development of Results—Operating Costs" in this report.

        Supported by the strong financial performance in 2010, AIXTRON plans to further increase R&D expenditures in 2011, underlining the commitment to remain a recognized technology and market leader. In the current market environment, where the number of market participants is increasing, especially in China, and product cycle times are becoming shorter, Management believes that focused and market-led R&D is a critical success factor for AIXTRON.

        In the short to medium term, AIXTRON plans to further increase the R&D focus on the opportunities that will arise from the development of a market for LED lighting devices. AIXTRON will also remain focused on the continual improvement programs for existing technologies e.g. through more integration, automation or by developing new system architectures, all of which are targeted at enabling customers to achieve improvements in throughput and efficiencies. In addition, the Company will continue to pursue new opportunities to leverage its core knowledge of complex material deposition into new market and technology areas, as demonstrated by the involvement in many internally and externally funded research projects AIXTRON is actively engaged in.

        AIXTRON maintains R&D laboratories in Aachen and Herzogenrath in Germany, in Cambridge, United Kingdom and in Sunnyvale, United States. These comprehensive in-house research laboratories are equipped with the latest version AIXTRON systems and are used for researching new equipment, materials and processes for the production of semiconductors structures. The projects pursued in the R&D laboratories are supported by cutting-edge simulation systems and techniques, which have been developed in-house, to become critical tools in significantly shortening development times in addition to reducing material and energy-intensive manufacturing and testing processes to a minimum.

        AIXTRON's global R&D organization works as a technology matrix, with each project drawing on the expertise that resides within each center of excellence, regardless of location. The R&D team also works closely with the global sales and service organization to develop systems, tailored to customers' individual needs. Most of the work done by the AIXTRON R&D team is also in conjunction and collaboration with many well-known universities, research centers and industrial partners worldwide, including many publicly and regionally funded development projects.

        The following are examples of current R&D projects:

Research project "Neuland"

        The principal aim of this German government funded project, which was started in the second quarter of 2010, is to further develop MOCVD technology for Gallium Nitride on Silicon applications,

focused on a route to eventual mass production. The proposed new reactor and process technology could result in an increased usage of MOCVD equipment for high power applications. On a device level, it will potentially enable a substantial increase in the energy efficiency of electronic material structures contributing to the global focus on the search for energy efficient electronic devices.

Research project "EEMI450" aiming at 450mm silicon wafer equipment

        This joint research project, formally started in the third quarter of 2010 and funded by the EU and the German government, is based upon an industrial initiative by European equipment and material suppliers eager to become engaged and competitive in 450mm wafer size technologies. The main task of AIXTRON will be to lead the efforts for the design, development and building of a 450mm showerhead deposition chamber for multi-component materials. AIXTRON is aware of the increasing market opportunities in the area of Silicon based micro technology and expects to directly benefit from this project by further strengthening the Company's competitive positioning.

Research project "NANOWIRING": From fundamental physics to device applications

        The interest in semiconductor nanowires has been growing steadily in the last few years due to their potential as basic building blocks of nanoscale devices and circuits, while the scaling down of conventional semiconductor technology faces increasing technological and fundamental challenges. The aim of the NANOWIRING EU-funded joint research project, in which AIXTRON is one of two industry partners, is to increase European competitiveness in what is seen as an important emerging technological field. The main technological issues that the joint research program, which was formally started in November 2010, intends to address are the following: semiconductor nanowires for (1) sensors, (2) optoelectronic, (3) nanoelectronic and (4) energy harvesting applications.

VEROM project (vaporization of organic materials)

        As part of a German research project to produce and study organic solar cells, which was approved in the fourth quarter of 2010, AIXTRON is developing, constructing and qualifying a new OVPD® source technology, to be used for research into organic solar cells. This involves implementing a new modular source concept and investigating it with project partners. The concept allows a low thermal load to be employed in the deposition process, requiring only a small quantity of organic materials. This innovative source concept will enhance the investigation of several new organic materials for use in connection with organic solar cell technology.

Intellectual Property

        AIXTRON secures its technology by patenting inventions and know-how, provided it is strategically expedient for the Company to do so. As of December 31, 2010, 187 patent-protected inventions were in use, of which 16 were registered in the reporting period. Patent protection for these inventions applies in the sales markets relevant for AIXTRON and at its main competitors' production locations, specifically in Europe, Japan, South Korea, Taiwan and the United States. These patents are maintained and renewed annually and will expire between 2011 and 2030.

        To enable a more efficient use of resources throughout the Group and more accurately reflect the Group's technology matrix in support of the increased focus on R&D, AIXTRON has consolidated the intellectual property of its subsidiary AIXTRON, Inc. into the parent company AIXTRON SE as of July 1, 2010. This consolidation project included all production technologies, patents and inventions.

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

Manufacturing

        AIXTRON is principally involved in the final assembly stage of the production process followed by the final equipment configuration, tuning and testing processes. The Company purchases all of the components and most of the assemblies required to manufacture the equipment from third-party suppliers. Prices of such components have not shown a material volatility in the past. AIXTRON's contractors and suppliers are carefully selected and qualified to be able to source, supply and/or partially assemble and test individual equipment parts and sub-assemblies. There are typically several suppliers for each AIXTRON equipment component/assembly. However, AIXTRON single sources some key components for its systems and is therefore dependent on contracts with the specific supplier of such components. AIXTRON's own staff manages and executes the final system assembly and product configuration and testing procedures.

        Since 1994, AIXTRON has been annually assessed and awarded unlimited ISO 9001 certification. In 2003, the process-oriented management system was successfully certified in accordance with worldwide quality standard DIN EN ISO 9001:2000. In October 2009, this certification was upgraded to DIN EN ISO 9001:2008.

        The Company complies with international standards and procedures for the equipment industry. The "CE" label confirms the conformity of AIXTRON products with the applicable European standards. Moreover, the "UL" standard for product admission to the US market and the tighter regulations of the global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries (SEMI) are also complied with. When developing new equipment the "Restriction of Hazardous Substances Directive, RoHS" is also adhered to. Internal controls for compliance with these rules and standards have been implemented at AIXTRON accordingly. In addition, several independent certification companies, such as "TÜV" in Germany or "UL" or "ETL" in the US also confirmed compliance with their requirements and specifications through the issuance of the respective examination certifications.

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

        AIXTRON's Sales and Service Organization provides a full range of customer services, from the initial support of the customized development of an AIXTRON system to the final installation, ongoing customer training and operational support of such system.

Customers and Principal Markets

        Our semiconductor device customers are principally, but not exclusively, focused on the manufacturing of LEDs, wireless, optoelectronics, logic and data storage components. Some of these customers are vertically integrated device manufacturers who serve the entire value chain down to the end consumer. Others are independent component suppliers who deliver the chips and components produced on AIXTRON equipment to the next link in the value chain, namely, the electronic device manufacturers. Our customers also include research centers and universities. Most of the world's leading electronic device manufacturers produce in Asia. Consequently, the majority of our sales continue to be delivered into this region.

        No single AIXTRON customer represented more than 10% of total revenues in 2010.

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

 Seasonality

        AIXTRON's business is currently not materially affected by seasonality.

Competitive Positioning

        AIXTRON's main competitor in MOCVD applications is Veeco Instruments Inc. (USA) with part of its "LED & Solar" business segment. AIXTRON also competes with a number of Asian manufacturers including Taiyo Nippon Sanso (Japan), amongst others. As a consequence of the rising LED end-market expectations and positive prospects for MOCVD equipment demand, there is speculation that equipment companies from adjacent industries are considering developing their own MOCVD tools. For example, both Applied Materials Inc. (USA) and Jusung Engineering Co. Ltd. (South Korea) are currently in the development process for an in-house equipment solution for the production of LEDs. Based on market research by Gartner Dataquest (as of March 2010), it is estimated that the share of the worldwide MOCVD equipment market (estimated 2009 total market value: USD 533m) held by AIXTRON in 2009 was around 68%. The Company's strongest competitor in terms of sales, Veeco Instruments, Inc., had an estimated market share of approximately 26% for the same period. AIXTRON continues to anticipate a market leading position of approximately 60% of the global MOCVD market.

        Market research company Gartner Dataquest estimated in December 2010 that the value of the MOCVD equipment market would be approximately USD 1.5 billion by the end of 2010.

        For Organic Semiconductor applications, AIXTRON competes with established manufacturers such as Ulvac, Inc. (Japan), Tokki Corporation (Japan), Sumitomo (Japan), Applied Materials, Inc. (USA), Doosan DND Co., Ltd. (South Korea), Sunic System (South Korea) and a number of other smaller companies. While these competitors use established vacuum thermal evaporation ("VTE") technology and polymer technology to produce OLEDs, AIXTRON offers OLED manufacturers its own highly innovative OVPD® and PVPD large area deposition technologies. In AIXTRON's opinion, due to a perceived superior process technology and the potential for reducing manufacturing costs, these technologies have the potential to compete successfully with VTE and polymer technologies. AIXTRON is potentially well positioned as a deposition system supplier for next generation of OLEDs and large area deposition applications that are anticipated to be used in innovative, self-luminous displays as well as future potential lighting, solar cell, and other electronic OLED applications.

        As AIXTRON's system technology and customer applications are still in the market entry phase, Organic Semiconductor market share information is neither available nor meaningful at this point in time.

        For CVD, AVD® and ALD applications, AIXTRON competes with a variety of other equipment companies, including Applied Materials, Inc. (USA), Tokyo Electron Ltd. (Japan), ASM International N.V. (Netherlands), IPS Technology (South Korea), Jusung Engineering Co. Ltd. (South Korea), and Hitachi Kokusai Electric Co. Inc. (Japan). With the Company's currently available silicon semiconductor manufacturing technologies, AIXTRON is potentially well positioned to offer advanced films for sub 32nm memory and sub 22nm logic integrated circuits (ICs). These technologies enable extremely high precision in depositing very thin material layers and facilitate the consistent coating of complex three-dimensional microelectronic device structures. Moreover, they offer the semiconductor industry new material coating possibilities for the next generation of computer chips and devices, and, in AIXTRON's opinion, present high development potential for the future.

        The specific market niche to be addressed by AIXTRON's system technologies for the production of specialized applications such as gate stacks and capacitors is estimated by Gartner Dataquest (in December 2010) to be valued at USD 240 million by the end of 2010 (2009: USD 166 million). In line with other capital equipment companies targeting future sub 32nm memory and sub 22nm logic integrated circuits, AIXTRON has continued to experience low order intake and revenue levels in 2010. AIXTRON's market share in this area is therefore not considered meaningful at this point in time.

Key Performance Indicators

        The Executive Board has implemented numerous control systems and procedures to manage, monitor, analyze, and document Company risks and opportunities, including a Key Performance

Indicator system addressing all relevant business areas, with a primary focus on the "Market", "Finance" and "Technology Development" control areas.

        In the "Market" control area, using third party reports and direct customer dialog, AIXTRON pursues a market-led product development strategy through the careful examination of market trends and customer requirements. The objective of this strategy is to ensure the market availability of new and appropriately competitive product generations in line with customer requirements.

        In the "Finance" control area, the Executive Board uses a range of internal and external key performance indicators, with particular focus on: total sales, contribution margins, net result data and cash flow. The objective of these controls is to ensure that increasingly profitable revenue growth is matched by appropriate and prudent cash flow development.

        In the "Technology Development" control area, the Executive Board uses a range of internal and external key performance indicators to evaluate the progress and success of internal projects. The Management regularly reviews project progress against target timelines and objectives, including: total sales revenue and net result data comparisons to the original targets. The objective of this review process is to ensure that ongoing projects retain the necessary level of technological and commercial competitiveness throughout the life of the product.

Government Regulation

        Due to the nature of AIXTRON's products, the shipment of some products to customers in certain countries requires the Company to obtain an export license from legal and statutory authorities in Germany, the UK and the US, including, for example, the Bundesamt für Wirtschaft und Ausfuhrkontrolle, BAFA in Germany, the Department for Business, Innovation and Skills in the UK as well as the Department of State and the Department of Commerce in the US.

        Research and development activities, as well as the manufacturing and demonstration of the Company's products involve the use of potentially harmful chemical and hazardous materials and radioactive compounds and as a result, AIXTRON is subject to environmental and safety regulations in connection with its business operations.

        Because AIXTRON's securities are publicly traded in the US, the Company is also subject to the rules and regulations promulgated by the SEC, including those defined under the Sarbanes-Oxley Act of 2002. In addition, AIXTRON is subject to the provisions of the US Foreign Corrupt Practices Act relating to the maintenance of books and records and anti-bribery controls.

C.  Organizational Structure

        The table below shows a list of the AIXTRON-subsidiaries as of December 31, 2010:

Name	Jurisdiction of Incorporation	Ownership Interest
AIXTRON Ltd.	England and Wales	100%
AIXTRON AB	Sweden	100%
AIXTRON Korea Co. Ltd.	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.	USA	100%
Nanoinstruments Ltd	England & Wales	100%
Genus Trust*	USA	n.a.

*
The shares in the Genus Trust are attributed to AIXTRON as the beneficial owner, as control exists due to the trust relationship with AIXTRON SE

D.  Property, Plant and Equipment

        The Company has its registered office in Herzogenrath, Germany, and had a total of 15 facilities worldwide owned or rented as of December 31, 2010:

Facility location	Use	Approx. size (m2)	Lease expiry
Herzogenrath, Germany (owned)	Headquarters, Manufacturing, Service, Engineering	12,457	—
Herzogenrath, Germany (owned)	Research and Development	7,515	—
Herzogenrath, Germany (leased)	Administration, Sales	2,419	31/12/2011
Aachen, Germany (leased)	Research and Development	200	29/01/2014
Alsdorf, Germany (leased)	Manufacturing	1,588	31/12/2011
Cambridge, UK (leased)	Manufacturing, Engineering, Research and Development	2,180	13/09/2019
Cambridge, UK (leased)	Sales and Service, Engineering	1,386	27/06/2020
Cambridge, UK (leased)	Manufacturing	2,093	29/04/2011
Lund, Sweden (leased)	Engineering, Service	449	31/12/2011
Sunnyvale, CA, USA (leased)	Manufacturing, Sales and Service, Engineering, Research and Development	9,300	31/10/2012
Seoul, South Korea (leased)	Sales and Service	1,032	31/08/2011
Shanghai, China (leased)	Representative Office	492	30/06/2013
Hsinchu, Taiwan (leased)	Sales and Service	1,418	31/12/2011
Tainan, Taiwan (leased)	Service	203	26/05/2013
Tokyo, Japan (leased)	Sales and Service	534	30/09/2012

        In 2010, AIXTRON started to build a new, state of the art R&D center at its premises in Herzogenrath in support of the Company's R&D strategy. The new facility will be mainly used for Engineering, Research and Development. Phase 1 of the building project was completed in October 2010, when the first 250 staff members relocated into the new facility, which is modular in design. The 2nd phase includes new application laboratories and a prototype production facility for an additional 150 staff members is currently under construction and is scheduled to be completed early 2012. The new facilities will total approximately 16,000 square meters, employing an energy efficient design, including LED lighting, to minimize its carbon footprint.

        For more information regarding the capital expenditures relating to the R&D building project, refer to Item 5.B. "Liquidity and Capital Resources—Investments" in this report.

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

Item 4A:    Unresolved Staff Comments

        None.

Item 5:    Operating and Financial Review and Prospects

Global Economy

        Optimism about a sustainable post-crisis economic recovery has considerably increased during 2010.

        However, the initial speed of recovery—the global economy expanded at an annualized rate of 5.25% during the first six months of 2010 compared to the same period in 2009—positively surprised most observers. As growth slowed slightly in the second half of the year, the International Monetary Fund (IMF) forecasted the eventual full year 2010 increase for the global economy would be 4.8%. However, there was considerable regional variety in the reported rate of economic growth for 2010.Emerging and developing countries stimulated the economic recovery with growth rates in excess of 7%. The more developed Asian economies grew by 9.4%, with China leading this development with a growth rate of 10.5% according to the IMF. The dynamics of this specific market were seen clearly in the significant demand growth that AIXTRON recorded for China in 2010.

        In comparison, the more advanced economies generated significantly lower growth rates, adding on average only 2.7% to their gross domestic product (GDP) compared with the prior year. Again, the pace of recovery varied widely. In the US, a high unemployment rate of 9.7% was perceived to have suppressed domestic demand and limited GDP growth to 2%, according to the Organization for Economic Co-operation and Development (OECD).In Europe, the threat of a debt crisis persisted. Difficulties in Greece, Ireland, Portugal and Spain weighed on European economic growth, limiting it to 1.7% for 2010, according to the Economic Outlook of the OECD. Germany's export-driven economy, having been significantly affected by weak global trade in 2009 led the European economy with a solid GDP growth of 3.3% in 2010. In comparison, other key European countries such as France, the UK and Italy achieved GDP growth rates of only 1.6%, 1.4% and 1.0% respectively, while Spain's GDP decreased by 0.3%.

        In 2010, stock markets continued the positive development first seen in the second half of 2009: the German DAX index rose from 5,957 points at the beginning of 2010 to 6,914 points (+16%) at the end of December 2010. The TecDAX index, of which AIXTRON is now one of the highest ranking constituents concerning market capitalization and turnover, was volatile but largely unchanged year on year, increasing from 818 points by only 33 points to 851 points as of December 31, 2010 (+4%). Major international indices such as the S&P 500 and the FTSE 100 ended 2010 up by 12% and 9%, respectively.

        The US-Dollar strengthened significantly during the first half of 2010, appreciating against the Euro by approximately 17% to 1.19 USD/EUR, while the Euro remained under pressure, arising from continued tensions and uncertainties about fiscal saving plans and the future debt financing and redemption capabilities of the above mentioned Euro zone countries.

        During the second half of 2010, some of the previous US-Dollar gains against the Euro were lost again due to the continued weakness of the US domestic economy, sharply increasing national debt and raising unemployment. The exchange rates at December 31, 2010 reached 1.33 USD/EUR, which represented a gain of 8% for 2010 against the Euro.

        AIXTRON Management continues to monitor very carefully the developments in the global economy and the financial markets, and regularly examines what can be potentially done to mitigate possible negative consequential effects on AIXTRON's business.

The Semiconductor Equipment Market

        While the recorded world real gross domestic product increased in value terms by an estimated 4.8% (according to the IMF) in 2010, the electronics equipment industry increased by 13.7% (according to Gartner Dataquest, December 2010).

        Semiconductor capital spending recovered strongly by about 109% in 2010, and spending on all Wafer Front End equipment (WFE), which includes spending on deposition tools supplied by AIXTRON, increased by an estimated 133% year on year (according to Gartner Dataquest, December 2010).

        The customer end-market for High Brightness ("HB") LEDs, which can be produced with AIXTRON's compound semiconductor equipment, was estimated by Strategies Unlimited (an independent semiconductor market research institute) in their August 2010 report, to grow by 52% in 2010, and unit volume sales were estimated to increase at least in line with revenue year on year. Reflecting this growth estimation combined with the positive short to mid-term outlook for the HB LED market, AIXTRON's system revenues actually increased year on year by 168% in 2010. The main driver of this development was the continuously increasing adoption of LEDs used as backlighting for LCD TVs and the corresponding demand from LCD TV producers as well as the chip and component manufacturers. Early stage demand for LED lighting production equipment was also more evident in 2010 and contributed to the emergence of more LED lighting devices.

AIXTRON-specific Factors

Market introduction of AIXTRON's new generation products

        In February 2010, we announced the launch of AIXTRON's next generation MOCVD systems, the AIX G5 HT and CRIUS® II, which can be configured as part of the new IC 2 platform. Based on the established Planetary and Showerhead Reactor designs, the AIX G5 HT and the CRIUS® II systems feature the largest proven wafer capacity available on the market. The new systems have the potential to more than double AIXTRON's customers' productivity compared to the previous MOCVD system generation. If customers opt for fully automated/clustered systems, they can potentially achieve further substantial cost of ownership improvements. With several new generation MOCVD system orders received during 2010 from established LED production customers, the market acceptance has been progressing positively and in line with Management's expectations during the reporting year. In Q4/2010, around 55% of the total LED production system orders were for the new generation G5 and CRIUS® II systems (full year 2010: 26%). AIXTRON believes that these high volume production systems are becoming increasingly attractive for customers planning and preparing for the early adoption of LED lighting applications.

Regional revenue shift to China

        With Chinese local government subsidies initiated in 2009 having been further extended into the current reporting year, demand from China located customers continued to be strong with orders allowing the increase of production capacity, primarily targeted at LED lighting applications. Local government authorities, mandated by the Chinese central government, have continued to support LED makers through substantial direct subsidies. Supported by these subsidies, many customers became financially able to place large multiple orders in order to build up their LED production facilities.

        AIXTRON's 2010 order book significantly benefited from these incentives, with orders from Chinese customers steadily increasing during the four quarters of 2010. Consequently, revenues from Chinese customers significantly increased to become 25% of the total 2010 revenues and the second largest revenue region after Taiwan—for the first time in AIXTRON's history. The sustainability of Chinese investments in the area of LED production equipment will not be disadvantaged by the stated objectives of the 12th Chinese 5-year plan, which is due for full publication in March 2011. There is a widespread view that LED technology will be an integral part of this 5-year plan in order to enable China to support their growing needs for more efficient energy consumption and their aspirations to become a meaningful global player in this market.

Tangible momentum in the development of LED lighting applications

        The LED lighting industry has been seemingly gaining momentum throughout the year 2010, evidenced by an increasing number of LED lighting devices being employed (for commercial, industrial and municipal applications) and an increasing number of LED replacement products for incandescent or fluorescent light bulbs becoming commercially available in retail outlets (for domestic consumer applications).Government and public body regulatory requirements and financial incentive and support programs have been sustained in many international markets, but particularly in Asia, encouraging and creating a healthy capital equipment investment environment in the emerging LED lighting industry.

        In 2010, several leading companies including Osram Sylvania, Philips, GE, Cree, Toshiba, Sharp, Panasonic, LG and Samsung have launched or announced general-purpose LED lights designed to replace incandescent, halogen, or compact fluorescent light sources. Most of those products produce the equivalent light output of a 60-watt or less incandescent bulb. In addition to consuming far less electricity than incandescent light bulbs, LED bulbs could last for 20 years or more, they do not contain harmful mercury and have many other advantages versus incumbent technologies.

        Whilst early product positioning prices of around USD 40 for a 60-watt equivalent replacement product do not yet constitute the volume tipping point, the recent ability and willingness of suppliers to drive this price down is encouraging. The attractiveness of even premium priced products is increasingly being driven by a greater awareness of the beneficial total lifetime costs of LED lighting. The continuing momentum in this area, evident for the first time during this reporting period, is very encouraging.

AIXTRON expands to new R&D facilities

        In 2010, AIXTRON started to build a new, state-of-the-art R&D center at its premises in Herzogenrath to support the Company's accelerated R&D program and increased focus on new product development.

        Phase 1 of the project, which consists of a modular designed office building with more than 300 employee workspaces, was completed in October 2010, when the first 250 staff members relocated into the new facility. Phase 2 of the project, which consists of new application laboratories and a prototype production facility for an additional 150 staff members is currently under construction and is scheduled to be completed early 2012.

        In total, AIXTRON expects to have invested in excess of € 40 million of its cash resources in such project.

        The new facilities will total approximately 16,000 square meters, employing an energy efficient design, including LED lighting, to minimize its carbon footprint. The facilities will be able to host up to 450 engineers, significantly increasing the resources available to develop next generation complex material deposition systems.

Conversion into European Company (SE)

        At the General Meeting held on May 18, 2010, the AIXTRON shareholders resolved upon the conversion of the legal form of AIXTRON from a German AG into a European SE (Societas Europaea) and to adopt the name AIXTRON SE.

        With the entry into the commercial register of the Aachen municipal court on December 22, 2010, AIXTRON confirmed the completion of the conversion into a European Company. On that day, the shareholders of AIXTRON AG automatically became shareholders of AIXTRON SE without their shareholders' rights being affected by the conversion. There are also no changes to the manner AIXTRON prepares its financial information or to the content of such financial information as a result of the conversion. Furthermore, AIXTRON will continue to be treated to a large extent like a German stock corporation, including with respect to capital measures, shareholders' meetings and accounting.

        An SE legal entity is a stock corporation in the form of a European Company. The supranational legal form reflects AIXTRON's European and international orientation and is a natural step in respect of AIXTRON's global operations and business development. Nearly half of AIXTRON's employees work and more than 90% of the Company's revenues are generated outside of Germany.

Management Assessment of Company Situation

        AIXTRON's 2010 business performance was again highly successful. AIXTRON has, for the third year in succession, delivered the best operational performance in its history. The Company responded quickly and efficiently to the dramatic increase in customer demand for AIXTRON's production systems throughout the year, resulting in record revenues and operating profit. The strong demand in 2010, was not only a continuation of the market driven demand for LEDs for TV backlighting, but also an increased effect of government sponsored demand and some early investments by customers beginning to position themselves for the emerging LED lighting market.

        The foundation of AIXTRON's success in the past has been the commitment to innovative R&D and focused market-led Engineering, and these are exactly the same qualities that are required to compete in the bigger and more dynamic markets the Group serves. Despite the ongoing global fiscal uncertainty, AIXTRON entered 2011 stronger than ever before and confident in the efficiency of the business model and capability of the team the Company has.

        As a result, AIXTRON's Management is looking forward with confidence to another profitable business performance in 2011, with the potential to increase sales for the fourth year in a row, and is extending its positive outlook to 2012 and beyond.

A.  Operating Results: 2008-2010

        The following operating and financial review of AIXTRON's results of operations and financial condition should be read together with AIXTRON's Consolidated Financial Statements prepared in accordance with IFRS included under item 8. of this report.

        The following discussions include "forward-looking statements" that involve risks and uncertainties that are discussed more fully in "Risk Factors" and "Forward-looking statements notice" included in this annual report. Actual results could differ materially from future results expressed or implied by the forward-looking statements.

Development of Revenues

        In fiscal year 2010, AIXTRON recorded revenues of € 783.8 million, an increase of € 480.9 million, or 159%, compared to € 302.9 million in 2009 (2008: € 274.4 million). This year on year growth comparison figure is made more dramatic by the fact that the revenues in 2009 were partly dampened by the negative residual effects of the global recession in that year. AIXTRON was able to rapidly adapt to the changing market conditions due to the business's flexible business model combined with the Company's outsourcing strategy. The increase in 2009 full year revenues has been achieved despite the global recession, which had a negative influence on revenues until the end of the first quarter 2009. The US-Dollar/EUR exchange rate was in average 5% stronger than 2008 and therefore had a supportive effect on 2009 revenues.

        The increase in 2010 full year revenues was mainly driven by the 168% year on year increase in the Company's deposition equipment revenues (2010: € 735.7 million; 2009: € 275.0 million; 2008: € 247.3 million). The equipment bought by customers is predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices in products such as TVs, monitors, laptops, netbooks, tablet PCs and emerging lighting applications. Total equipment sales generated 94% of total revenues in 2010 (91% in 2009; 90% in 2008). In addition to the significant absolute sales volume effect, the revenue development in 2010 was also favorably influenced by the stronger US-Dollar, which increased on an average rate basis by 5% over the Euro from USD/€ 1.39 in 2009 to USD/€ 1.33 in 2010. The increase in 2009 compared to 2008 full year revenues was mainly driven by increasing sales of the Company's deposition equipment. The equipment sold is predominantly used by clients for the production of LEDs.

        The remaining revenues were generated by sales of spare parts and service, which increased by € 20.2 million from € 27.9 million in 2009 to € 48.1 million in 2010 (2008: € 27.1 million). The revenue development from spares and service typically lags the revenue development from equipment, since such services and parts are typically included or covered by warranty provided to customers in the after sales period. The revenues from spare parts and service in 2009, which increased by only 3% in 2009 compared to 2008, principally because of customers minimizing all non-production costs in the early part of the year and concentrating investments on increasing production capacities in the latter quarters.

	2010		2009		2008		2010–2009
	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Revenues	783.8	100	302.9	100	274.4	100	480.9	159

Equipment revenues	735.7	94	275.0	91	247.3	90	460.7	168
Other revenues (service, spare parts, etc.)	48.1	6	27.9	9	27.1	10	20.2	72

        A very high percentage of total revenues in 2010, 2009 and 2008 was generated by sales to customers in Asia (2010: 91%, 2009: 82%; 2008: 87%). 4% of revenues in 2010 and 14% of revenues in 2009 were generated in Europe (7% in 2008). The remaining 5% in 2010 and 4% in 2009 were generated in the USA (6% in 2008). The increase in the 2009 European revenue share was mainly due to the revenue recorded in connection with sales to one major customer in the first quarter of 2009.

	2010		2009		2008		2010–2009
Revenues by Region	(million EUR)		(million EUR)		(million EUR)		(million EUR)
		(%)		(%)		(%)		(%)
Asia	716.9	91	250.0	82	238.1	87	466.9	187
Europe	31.1	4	41.6	14	18.5	7	(10.5)	(25)
USA	35.8	5	11.3	4	17.8	6	24.5	217

Total	783.8	100	302.9	100	274.4	100	480.9	159

Development of Results

	2010		2009		2008		2010–2009
Cost Structure	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)
								(%)
Cost of Sales	372.0	47	168.1	55	161.5	59	203.9	121
Gross profit	411.8	53	134.7	44	112.9	41	277.1	206

Operating Costs	136.2	17	72.0	24	80.4	29	64.1	89

Selling expenses	48.9	6	25.5	8	27.8	10	23.4	92
General and administration expenses	30.1	4	21.3	7	18.0	7	8.8	41
Research and development costs	46.1	6	32.9	11	28.3	10	13.2	40
Net other operating (income) and expenses	11.1	1	(7.7)	(2)	6.3	2	18.8	(244)

Cost of Sales

        The cost of sales increased year on year by 121% from € 168.1 million in 2009 (2008: € 161.5 million) to € 372.0 million in 2010, while cost of sales relative to revenues significantly improved by 8 percentage points to 47% from 55% in 2009 (59% in 2008). This year on year improvement was mainly due to the increasing sales volume effect and a more favorable product mix. In 2009, the cost of sales increase compared to 2008, while cost of sales relative to revenues improved to 55% from 59%, was mainly due to a stronger average USD/EUR exchange rate in 2009 coupled with a more favorable product mix.

Gross Profit, Gross Margin

        While revenues increased by 159% and cost of sales, to a lesser extent, by 121%, the Company's gross profit increased in 2010 by 206% year on year to € 411.8 million (2009: € 134.7 million; 2008: € 112.9 million), resulting in a 9 percentage points higher gross margin of 53% after 44% in 2009 (41% in 2008). The Company's gross profit in 2009 increased in line with revenues and cost of sales, by 19%, resulting in a three percentage points higher gross margin.

Operating Costs

        Operating costs in 2010 increased year on year by 89% to € 136.2 million (2009: € 72.0 million; 2008: € 80.4 million), in 2009, operating costs decreased by 10%. 2010 Operating costs relative to revenues were 17%, 7 percentage points lower than the 24% in 2009 (29% in 2008), 2009 operating costs relative to revenues decreased by 5 percentage points.

        These developments were affected by the following factors:

        Selling expenses increased year on year, by 92% to € 48.9 million (2009: € 25.5 million; 2008: € 27.8 million), mainly against a backdrop of higher warranty expenses in consequence of higher volume and sales commissions, which vary by territory, partially offset by disproportionally lower increases in discretionary expenses. In 2009, the decrease in selling expenses was mainly due to a different geographical mix of sales, the consequent lower variable sales commissions, and controlled discretionary expenses. 2010 selling expenses relative to revenues decreased year on year by 2 percentage points to 6%. In 2009, selling expenses decreased by two percentage points to 8% of revenues (10% in 2008).

        The year on year 41% increase in general and administration expenses to € 30.1 million in 2010 (2009: € 21.3 million; 2008: € 18.0 million) was principally due to profit-related variable administration expenses, IT infrastructure costs and consultancy. The 2009 increase in general and administration expenses, was principally due to profit related variable administration expenses and IT infrastructure costs. General and administration expenses, relative to revenues, decreased from 7% in 2009 (2008: 7%) by 3 percentage points to only 4% in 2010, principally due to the higher sales volume effect. In 2009, general and administration expenses relative to revenues remained stable.

Key R&D Information	2010	2009	2008	2009-2010
				(%)
R&D expenses (million EUR)	46.1	32.9	28.3	40
R&D expenses, % of sales	6%	11%	10%
R&D employees (period average)	240	197	195	22
R&D employees, % of total headcount (period average)	32%	31%	32%

        Research and development expenses increased by 40% year on year from € 32.9 million in 2009 (2008: € 28.3 million) to € 46.1 million in 2010 and by 16% to € 32.9 million in 2009, both due to the increase in development activities, including additional personnel, material expenses and depreciation. R&D costs decreased in relative terms from 11% of revenues in 2009 (10% in 2008) to 6% in 2010. R&D costs relative to revenues increased from 10% in 2008 to 11% in 2009.

	2010	2009	2008	2010–2009
Personnel Costs	(million EUR)	(million EUR)	(million EUR)	(million EUR)
					(%)
Cost of Sales	23.8	17.3	12.5	6.5	38
Selling, General and Administrative expenses	24.3	17.9	15.5	6.4	36
Research and Development costs	21.8	16.5	16.0	5.3	32

Total	70.0	51.7	44.0	18.2	35

        With the average number of Group employees increasing in line with the higher business volume, personnel expenses increased by 35% to € 69.9 million in 2010 and by 18% to € 51.7 million in 2009 (2008: € 44.0 million), but declined as a percentage of sales from 17% in 2008 and 2009 to 9% in 2010. 2010 net other operating income and expenses resulted in an expense of € 11.1 million, compared with € 7.7 million of income in 2009 (2008: € 6.3 million of expense). In 2009, net other operating income and expenses increased mainly due to the gains made from the sale of the Aachen office building of € 1.3 million recorded in the first quarter, compensation payments of € 3.5 million for cancelled orders, an increase of € 1.4 million in R&D grants, a decrease of € 1.1 million in impaired receivables, and a reduction of € 5.6 million in negative foreign exchange effects, all of which had a positive influence.

        In 2010, a net currency expense of € 17.2 million and in 2009, a net currency expense of € 1.4 million (2008: € 7.0 million) was incurred largely from USD/EUR hedging contracts. In 2010, expenses of € 20.8 million relate to hedge contracts, including premiums on option contracts. A gain of € 3.6 million was recorded in 2010 from transactional and translation differences which do not involve hedge contracts. In 2009, a gain of € 0.3 million related to hedge contracts, including premiums on option contracts was realized. A loss of € 1.7 million was recorded in 2009 from transactional and translation differences which do not involve hedge contracts. In 2008 a loss of € 7.0 million was recorded, mainly from hedging contracts.

        € 3.5 million of R&D grants, received in 2010 and € 3.3 million received in 2009 (2008: € 1.9 million), were recorded as other operating income.

Operating Result

        The operating result significantly increased by 339% from € 62.7 million in 2009 (2008: € 32.5 million) to € 275.5 million in 2010, with a 14 percentage points higher operating margin of 35% (21% in 2009; 12% in 2008). This development was principally due to the positive effects of the increase in revenue and the relatively lower costs as described above. At the same time, the expense from currency hedges and currency translation effects offset, to a limited extent, some of the positive effects on the operating result and margin in 2010. In 2009, the operating result significantly increased by 93%, principally due to the positive effects of the increase in revenue and the factors described above, a strengthening of the average USD/EUR exchange rate during 2009 compared to 2008, and a higher other operating income.

Result Before Taxes

        Result before taxes increased by 335% to € 278.2 million in 2010 from € 64.0 million in 2009 (2008: € 35.7 million), with a net finance income of € 2.7 million in 2010 and € 1.3 million in 2009 (2008: € 3.2 million).

	2010	2009	2008	2010–2009
Interest & Taxes	(million EUR)	(million EUR)	(million EUR)	(million EUR)
					(%)
Net Finance Income/Expense	2.7	1.3	3.2	1.4	108
Finance Income from financial assets	2.8	1.3	3.2	1.5	115
Finance Expenses from financial liabilities	(0.1)	0.0	0.0	(0.1)	n/a
Taxes on Income	(85.7)	(19.2)	(12.7)	(66.5)	346

        AIXTRON recorded a tax on income expense of € 85.7 million in 2010 at a relatively stable effective tax rate of 31% compared to 2009 and a tax on income expense of € 19.2 million at a 6 percentage points lower tax rate of 30% compared to 2008 (2009: € 19.2 million or 30%; 2008: € 12.7 million or 36%). The 2009 tax charge was lower than in 2008 because of reduced tax rates in different jurisdictions. Tax loss carryforwards, remaining unrecognized as deferred tax assets in 2010 totaled € 17.1 million (2009: € 21.2 million; 2008: € 20.6 million).

Profit/Loss Attributable to the Equity holders of AIXTRON SE (after taxes)

        The 2010 after-tax profit attributable to the equity holders of the AIXTRON SE was € 192.5 million (25% of revenues), 330% up from the € 44.8 million (15% of revenues) in 2009 which was up 95% from the € 23.0 million or 8% of revenues in 2008.

Net Income AIXTRON SE—Use of Results

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated income in accordance with German generally accepted accounting principles (German GAAP), based on the German Commercial Code (HGB) of € 124.9 million for 2010 (2009: € 42.5 million; 2008: € 30.0 million).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that a dividend of € 60.7 million or € 0.60 per share (€ 15.1 million or € 0.15 per share for 2009; € 8.2 million or € 0.09 per share for 2008) be distributed for the fiscal year 2010.

Development of Orders

	2010	2009	2008	2010–2009
Equipment Orders	(million EUR)	(million EUR)	(million EUR)	(million EUR)
					(%)
Equipment order intake	748.3	370.1	250.8	378.2	102
Equipment order backlog (end of period)	274.8	203.8	105.0	71.0	35

Equipment Order Intake

        As with revenue development; equipment order intake significantly increased in 2010, 2009 and 2008. 2010 order intake was 102% up year on year, at € 748.3 million (2009: € 370.1 million; 2008: € 250.8 million).

        As a matter of internal policy, order intake in US-Dollars was recorded at a budget exchange rate, which had been set at 1.50 USD/EUR for 2010 (2009: 1.40 USD/EUR; 2008: 1.40 USD/EUR).

        The continued positive market development for compound semiconductor equipment reflects the increased adoption of LED backlighting in TV and other display applications. Moreover, included in more recent order intake, are a number of orders linked to LED lighting applications, which underlines a growing momentum for the emergence of an LED lighting market and the earlier than anticipated development of the demand for production equipment for LED devices destined for lighting applications. In 2009, the positive development for compound semiconductor equipment marked the beginning of a new LED investment cycle, which started after the low point of demand in the first quarter 2009, and was primarily driven by the increased adoption of LED TV applications.

Equipment Order Backlog

        The total equipment order backlog of € 274.8 million at December 31, 2010 was 35% higher than at the same point in time in 2009 (€ 203.8 million; 2008: € 105.0 million).

        In 2010, US-Dollar denominated order backlog was recorded at a budget exchange rate, which had been set at 1.50 USD/EUR (2009: 1.40 USD/EUR; 2008: 1.40 USD/EUR). As a matter of internal policy, AIXTRON records only systems as order intake and order backlog, if the Company has received a firm purchase order, an agreed deposit, any specific shipment dependant documentation, and a system specific customer-confirmed delivery date.

Currency Fluctuation

        Fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the Pound Sterling can affect the Company's operating results. The Company enters into a variety of derivative financial instruments to manage approximately 50 to 90% of its exposure to foreign currency risk. See "Item 11—Quantitative and Qualitative Disclosure about Market Risk" for further details.

B.  Liquidity and Capital Resources

Corporate Financial Management

        AIXTRON has a central financial management system to control its global liquidity, interest and currency management.

        Due to the potentially volatile nature of its business, a sufficient level of cash is essential to expeditiously finance potential business needs. The Company's need for cash is generally provided for, through operating cash flows and, to a smaller extent, through grants. In order to secure growth financing and support an acceleration and expansion of the R&D activities, the Company is able to access its strong equity capital base. Furthermore, approved by the Shareholders Meeting, and subject to Supervisory Board approval, the Company has the authority to issue equity instruments to be able to raise additional liquidity on the capital market if required.

        AIXTRON conducts a large part of its business in foreign currencies, i.e. in currencies other than the Euro. The most prevalent foreign currency relevant to AIXTRON is the US-Dollar. In order to hedge foreign exchange risks, the Company routinely employs currency hedging instruments. With these instruments, expected cash flows from customer orders and expected customer orders are hedged.

Funding

        The Company's stated share capital (Grundkapital) as of December 31, 2010 amounted to € 101,179,866 (December 31, 2009: € 100,667,177; December 31, 2008: € 90,894,616) divided into 101,179,866 registered shares with a proportional interest in the share capital of € 1.00 per no-par value registered share. Each no-par value share represents the proportionate share in AIXTRON's stated share capital and carries one vote at the Company's annual shareholders' meeting. All registered shares are fully paid in. The Company has issued a share certificate representing multiples of shares (global share); shareholders do not have the right to the issue of a share certificate representing their share(s). There are no voting or transfer restrictions on AIXTRON's registered shares that are related to the Company's articles of association. There are no classes of securities endowed with special control rights, nor are there any provisions for control of voting rights, if employees participate in the share capital without directly exercising their voting rights.

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or ADSs under certain conditions. In fiscal year 2010, 513,014 stock options (2009: 915,662 options; 2008: 553,473 options) were exercised, resulting in delivery of in total 513,014 ordinary shares and AIXTRON ADS. Under the 2010 tranche of the AIXTRON stock option plan 2007, 779,950 new stock options were granted in fiscal year 2010 (2009 tranche: 778,850 grants; 2008 tranche: 779,000 grants).

        For a more detailed description of the different stock option plans and a summary of all the stock option transactions, refer to Item 18 "Financial Statements—Note 23. Share-based payment".

        The Company recorded no bank borrowings as of December 31, 2010, 2009 and 2008.

        Where necessary, AIXTRON SE provides loans and financial security facilities to its subsidiaries to enable the businesses to continue to operate efficiently. The Company has granted no security interest in its own land and buildings.

        The total shareholders' equity relative to total assets remained relatively stable at 73% as of December 31, 2010, compared to 72% as of December 31, 2009 (December 31, 2008: 68%), with a 44% higher balance sheet total in 2010 compared to 2009 which was mainly due to the profit related increase in equity. In 2009, the total shareholders' equity relative to total assets ratio increased principally due to the equity capital increase of October 2009 and the significant profit related increase in equity, resulting in a 82% higher balance sheet total compared to 2008.

        With the high profit for the year achieved in 2010, the return on equity (ROE) based on the 2010 Group's net profit in proportion to the average total shareholders' equity at the start and end of the year, was 38% for 2010 (2009: 14%; 2008: 11%).

        In order to support future developments, the Company regularly explores and assesses on an ongoing basis, potential funding opportunities available in the market. Additional funding needs could also be covered by the additional capital as authorized by the annual shareholders' meeting and laid out in the following table:

Funding Sources (EUR or number of shares)	31-Dec 2010	Approved since	Expiry Date	31-Dec 2009	31-Dec 2008	2010-2009
Issued shares	101,179,866	—	—	100,667,177	90,894,616	512,689
Conditional Capital 2
—Stock Options Program 1999	1,926,005	26/05/1999	31/12/2017	1,926,005	1,926,005	0
Conditional Capital 4
—Stock Options Program 2002	972,183	22/05/2002	31/12/2016	1,247,197	2,039,821	(275,014)
Conditional Capital I 2007
—Authorization to potentially issue convertible notes or warrants in future	35,875,598	22/05/2007	21/05/2012	35,875,598	35,875,598	0
Conditional Capital II 2007
—Stock Options Program 2007	3,681,699	22/05/2007	31/12/2018	3,919,374	3,919,374	(237,675)
Authorized Capital 1—Capital increase for cash or contribution in kind with existing shareholders' preemptive rights	expired	18/05/2005	17/05/2010	35.919.751	35.919.751	(35.919.751)
Authorized Capital 2—Capital increase for cash excluding existing shareholders' preemptive rights	0	18/05/2005	17/05/2010	0	8.979.937	0

        In accordance with section 71 (1) no. 8 German Corporations Act (AktG), the Company is authorized until May 17, 2015, with the approval of the Supervisory Board, to purchase its own shares representing an amount of up to € 10,088,195 of the share capital. This authorization may not be used by the Company for the purpose of trading in own shares. The authorization may be exercised in full or in part, once or on several occasions by the Company. The shares may be purchased (1) on the stock market or (2) by way of a public offer to all shareholders made by the Company.

        Any amendment to the Articles of Association related to capital measures requires a 75% majority of the share capital represented at the general shareholders' meeting (Article 59 SE-VO; §179 German Corporations Act). Other amendments to the Articles of Association require a majority of two thirds of the votes cast or, if at least one half of the share capital is represented, a simple majority of the votes cast.

Investments

        The AIXTRON Group's total capital expenditures of fiscal year 2010 amounted to € 51.9 million (2009: € 9.8 million; 2008: € 12.9 million). In 2010, € 48.6 million were related to the new R&D center and purchases of technical equipment (including testing and laboratory equipment), of which € 39.5 million were invested in the new R&D center currently under construction at the Company's Herzogenrath/Aachen County premises. € 11.6 million had been invested into Phase 1 for the modular designed office building of the new R&D center. Another € 27.9 million had been invested to date into Phase 2 as assets under construction for the new prototyping factory and laboratories that will be completed in early 2012. In 2009, € 8.8 million were related to purchases of technical equipment (including testing and laboratory equipment) (2008: € 11.6 million).

        The remaining amounts (2010: € 3.3 million; 2009: € 1.0 million; 2008: € 1.3 million) were related to intangible assets including software licenses (mainly consisting of SAP software licenses).

        Almost the entire capital expenditures (94%) for the year 2010 were invested in Germany and such expenditures for 2011 are also generally expected to be invested primarily in Germany.

        The increase of € 113.6 million in bank deposits with a maturity of at least three months in 2010 was recorded as cash outflow from investing activities. In 2009, € 87.0 million of additional bank deposits, arising largely from part of the proceeds of the October 2009 capital increase, were also recorded as cash outflow from investing activities (2008: € 1.8 million of cash inflow).

        All 2010, 2009 and 2008 expenditures were funded out of operating cash flow and available cash resources. Capital commitments are disclosed in Item 18 "Financial Statements—Note 28. Capital commitments" and are expected to be funded out of available cash resources.

Cash Flow

        A cash inflow from operating activities of € 147.7 million (2009: € 78.9 million; 2008: € 15.7 million) was recorded. The increase in 2010 was mainly caused by increased profits of € 192.5 million (2009; € 44.8 million; 2008: € 23.0 million). Increased working capital requirements resulting from the increased business, were the cause of the difference between the profit and cash flow from operating activities for each of the years 2010, 2009 and 2008.

        Cash investments of € 165.4 million in 2010 (2009: € 90.1 million; 2008: € 11.3 million) include € 113.6 million (2009: 87.0 million; 2008: -1.8 million) invested in money market deposits and therefore re-classified from cash and cash equivalents to "other financial assets". In 2010, capital expenditure amounted to € 51.9 million chiefly on the new R & D facilities in Herzogenrath, Germany. In 2009, capital expenditure amounted to € 9.8 million and € 12.9 million in 2008. Disposal proceeds, chiefly from the sale of the former headquarters in Aachen, of € 6.7 million in 2009 reduced the net investment in capital equipment that year. Disposals were not significant in 2008 or 2010.

        Cash outflow from financing activities of € 11.6 million (2009: cash inflow of € 153.6 million; 2008: cash outflow on € 3.7 million) includes the dividend payments to shareholders of € 15.1 million (2009: € 8.2 million; 2008: € 6.3 million) and cash received from the issue of new shares of € 3.5 million (2009: € 161.7 million; 2008: € 2.6 million).

        Cash and cash equivalents, including bank deposits with a maturity of at least three months, most of which is held in Euros (for more information, refer to "—Investments" above), increased by 28% to € 384.7 million (€ 182.1 million + € 202.6 million) as of December 31, 2010 (December 31, 2009: € 211.2 million + € 90.0 million; December 31, 2008: € 67.5 million + € 3.0 million).

        Following the capital increase of October 2009, parts of the proceeds, of approximately € 159.4 million, are included in the 2009 and 2010 year end liquidity positions.

        Specific proceeds that increased the 2010 year end liquidity position came from, amongst other factors, the 2010 net profit (€ 192.5 million), an increase of advanced payments of customers

(€ 28.8 million), stock option exercises (€ 3.5 million), and in total, were greater than the Q2/2010 dividend payment (€ 15.1 million), higher inventories, higher trade receivables, and the above mentioned capital expenditures.

        Specific proceeds increasing the 2009 year end liquidity came, amongst other factors, from the 2009 net profit (€ 44.8 million), non-cash expenses (€ 14.0 million), an increase of advanced payments of customers (€ 34.9 million), the sale of the Aachen office building (€ 6.7 million), stock option exercises (€ 4.1 million), and were not offset by the dividend payment (€ 8.2 million), higher inventories, higher trade receivables, and the above mentioned capital expenditures.

        There are currently no material restrictions on the Company's use of cash resources.

Assessment of Liquidity and Capital Resources

        The Company's liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that, following the October 2009 capital increase, the liquidity provided by operating cash flows, grants, existing cash resources and financing arrangements, is sufficient to fund working capital, capital expenditures and other ongoing business requirements. Should the market and economic environment currently experienced by AIXTRON change to a period of continued weakness and lower customer demand for the Company's products and services, cash generated by operations could be lower than forecasted and not be sufficient. In such a situation, the Company might need to pursue obtaining short-term credit facilities or additional equity financing offerings. There can be no assurance that any such supplemental funding, if sought, could be obtained, or if obtained, would be adequate or on terms acceptable to AIXTRON. However, AIXTRON believes that its balance sheet at December 31, 2010 should provide additional sources of liquidity if required.

        As of December 31, 2010, € 202.6 million (2009: € 90.0 million; 2008: € 3.0 million) of the Company's cash resources were held, mostly in Euros, in bank deposits with a maturity of at least three months.

C.  Research and Development, Patents and Licenses, etc.

        For information regarding research and development, patents and licenses, refer to Item 4.B. "Information on the Company—Business Overview—Research and Development", "—Intellectual Property" and Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Results—Operating Costs" in this report.

D.  Trend Information

        The development of state-of-the-art complex material deposition technology remains the Company's core competency and one which the Company has developed a competitive advantage, with a 68% share of the worldwide market for MOCVD equipment in 2009 (according to Gartner Dataquest as of March 2010). The AIXTRON Management intends to continue this 'Pure Play' positioning and plans to further expand its established product portfolio, in the areas of compound semiconductor (MOCVD, and PECVD) equipment, organic semiconductor (OVPD®, PVPD) equipment, and silicon semiconductor (AVD®, ALD, CVD) equipment, into both existing and emerging markets.

        Due to an expectation that the speed of development and the competitive environment in the equipment markets that AIXTRON addresses will become more challenging and consequently, product life cycles will become shorter, AIXTRON intends to further accelerate and expand its research and product development activities. AIXTRON expects to maintain its MOCVD equipment market leadership position, with a market share of approximately 60%. Market research company Gartner Dataquest estimated in December 2010 that the value of the MOCVD equipment market would be approximately USD 1.5 billion by the end of 2010 and would remain at this level in 2011.

        AIXTRON will continue to implement its strategy to address the large area OLED display and lighting market with the Company's OVPD® and PVPD technologies and additionally seeks to make further inroads into the research community with its PECVD technology aimed at Carbon Nanostructures including Carbon Nanotubes, Carbon Nanowires and Graphene. As with all emerging technologies, there is an element of risk associated with the timing of AIXTRON's OVPD®, PVPD and PECVD technology being adopted by the market. Estimates of an accessible OLED or Carbon Nanostructure market size or market share are neither available nor meaningful at this point in time.

        AIXTRON has developed a new high throughput ALD tool aimed at next-generation devices for the memory and logic device markets. The likely point at which the memory production market, including AIXTRON's potential customers, may adopt the ALD technology the Company is developing is thought to be at sub 32nm structure dimensions.

        With the intention of addressing a new end-market opportunity, the Company has developed an AVD® technology which is targeting the logic device market. The likely point at which the logic production market may adopt the AVD® technology the Company is developing is thought to be at sub 22nm structure dimensions.

        The Company is currently actively engaged in dialogue with potential customers of these new products. The AIXTRON Sales and Engineering teams are conducting product evaluations, system assessments and joint development programs as part of a pre-sales process in order to successfully place the AIXTRON's ALD and AVD® equipment in customers' laboratories for evaluation. AIXTRON expects to generate revenues with these technologies, as soon as the memory and logic market will invest into new equipment for the production of devices with structures smaller than 32nm and 22nm respectively.

        The specific market niche to be addressed by AIXTRON's ALD and AVD® systems for the production of specialized applications such as gate stacks and capacitors is estimated by Gartner Dataquest (in December 2010) to be valued at USD 240 million by the end of 2010 (2009: USD 166 million).

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

        The following table summarizes contractual obligations for future cash outflows as of December 31, 2010:

(million EUR)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0.00	0	0.00	0.00	0.00
Finance lease commitments	0.00	0	0.00	0.00	0.00
Operating lease commitments	10.15	4.18	4.40	0.64	0.93
Purchase commitments	98.79	98.79	0.00	0.00	0.00

Total contractual obligations	108.94	102.97	4.40	0.64	0.93

        Commitments for capital expenditures were € 6.5 million as of December 31, 2010 (December 31, 2009: € 0.3 million; December 31, 2008: € 1.8 million).

        Net obligations for funding of defined benefit pension plans of € 17 thousand existed as of December 31, 2010 (December 31, 2009: € 1,064 thousand, December 31, 2008: € 845 thousand).

        The Company's net pension commitments to two former members of the AIXTRON Executive Board were outsourced to a third party insurance company in 2010.

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

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Regarding most of the lease commitments for office and plant facilities, the Company has options to renew the leasing contracts. The leases typically run for a period between one and 15 years. None of the leases includes contingent rentals.

Preparation of Consolidated Financial Statements under IFRS

        The Consolidated Financial Statements of AIXTRON SE and its subsidiaries ("AIXTRON" or "Company") have been prepared in accordance with, and fully comply with

  •
  International Financial Reporting Standards (IFRS), and the interpretations as published by the International Accounting Standards Board (IASB); and also

  •
  International Financial Reporting Standards (IFRS) as adopted for use in the European Union; and also

  •
  Requirements of Section 315a of the German Commercial Code HGB.

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

Revenue Recognition

        Revenue is generally recognized in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance. The Company believes, based on past experience, that this method of recognizing revenue fairly states the revenues of the Company. For more information regarding revenue recognition, refer to Item 18 "Financial Statements—Note 2. Significant accounting policies".

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

Recently Issued Accounting Standards

        Amendments to the following standards and interpretations were adopted during 2010:

  •
  IAS 24 Related Party disclosures

  •
  IFRIC 19 Extinguishing financial liabilities with equity instruments

  •
  Various Improvements to IFRS

  •
  IFRS 8 Disclosure of segment assets and liabilities

  •
  IFRS 1 Related to first time adoption

  •
  IAS 32 Classification of Rights Issues

  •
  IAS 39 Recognition and measurement: Eligible hedged items

  •
  IFRIC14 Prepayment of a minimum funding requirement

        The adoption of these interpretations and amended standards has not led to any changes in the company's accounting policies. The standards, amendments to standards and interpretations have all been adopted earlier than required.

        At the date of authorization of these financial statements, the following Standards (or amendment to existing standards), which have not been applied in these financial statements, were in issue but not yet effective and not yet adopted by the EU.

  •
  IFRS 7 Financial Instruments: Disclosures

  •
  IFRS 9 Financial Instruments

  •
  IAS 1 Disclosure of Other Comprehensive Income

        The adoption of IFRS 9 which the Company plans to adopt on 1st January 2013 will impact both the measurement and disclosures of Financial Instruments.

        For more information regarding recently issued accounting standards, refer to Item 18 "Financial Statements—Note 2. Significant accounting policies".

Item 6:    Directors, Senior Management and Employees

A.  Directors and Senior Management

        As a European Company, AIXTRON SE is subject not only to the German Stock Corporation Law, but also to the superseding European SE regulations and the German SE Implementation Act (SE-Ausführungsgesetz). It has a dual management and supervisory board structure consisting of an Executive Board and a Supervisory Board. The two boards are separated and no individual may simultaneously be a member of both boards.

Supervisory Board

        The Supervisory Board is responsible for the appointment and employment terms of Executive Board members. It oversees and advises the Executive Board regarding its management duties.

        Pursuant to Article 11 of AIXTRON SE's Articles of Association, the Supervisory Board consists of six members. The General Shareholders' Meeting can specify any other number of Supervisory

Board members divisible by three. The members of the Supervisory Board are generally appointed for terms that run until the end of the General Shareholders' Meeting, in which the shareholders represented, resolve on the approval of the Supervisory Board's activities for AIXTRON SE's fourth fiscal year following the beginning of such term and not counting the fiscal year in which the term began. The maximum term is six years and repeated appointments are permitted. The members of AIXTRON SE's first Supervisory Board are being appointed in accordance with the SE Regulation. The Supervisory Board elects a Chairman and a Deputy Chairman from its members. The Supervisory Board Chairman or, if he is prevented from doing so, his Deputy, convenes the meetings of the Supervisory Board and leads them.

        As of December 31, 2010 AIXTRON's Supervisory Board consisted of the following six individuals:

Name	Position	Member since	End of Term
Kim Schindelhauer*/**/****	Chairman of the Supervisory Board	2002	AGM 2011	***
Dr. Holger Jürgensen*/**/****	Deputy Chairman of the Supervisory Board, Chairman of the Nomination Committee	2002	AGM 2011	***
Prof. Dr. Wolfgang Blättchen*/**	Chairman of the Audit Committee, Financial Expert*****	1998	AGM 2011	***
Karl-Hermann Kuklies		1997	AGM 2011	***
Prof. Dr. Rüdiger von Rosen		2002	AGM 2011	***
Joachim Simmroß*		1997	AGM 2011	***

*
Member of the Audit Committee

**
Member of the Nomination Committee

***
Current members of the first Supervisory Board are appointed until the end of the General Shareholders' Meeting that resolves on the approval of the Supervisory Board's activities for AIXTRON SE's first fiscal year (i.e., until the end of the Annual General Shareholders' Meeting that is scheduled to be held in May 2011), but in any event for a maximum term of three years

****
Former AIXTRON Executive Board Member

*****
Since 2005

        No member of AIXTRON's Supervisory Board serves as a director of an SEC-reporting company in the United States.

        The Supervisory Board's business address is Kaiserstrasse 98, 52134 Herzogenrath, Germany.

        For more information regarding the members of the Supervisory Board, refer to Item 18 "Financial Statements—Note 36. Supervisory Board and Executive Board".

Executive Board

        Pursuant to the guidelines set forth in the German Stock Corporation Act, to which AIXTRON SE is subject via the SE statutes, the Executive Board of AIXTRON SE is responsible for the management of the Company and informs the Supervisory Board regularly, comprehensively and without delay, of any appropriate issues or developments regarding business trends, corporate planning and strategy, and on the Company's risk status.

        According to Article 8 of AIXTRON SE's Articles of Association, the Executive Board is to comprise of two or more persons. The Supervisory Board determines the number of Executive Board members and also decides whether there should be a Chairman and whether deputy members or a Deputy Chairman should be appointed.

        As of December 31, 2010, AIXTRON's Executive Board ("Management") consisted of the following three individuals:

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

        The Executive Board's business address is Kaiserstrasse 98, 52134 Herzogenrath, Germany.

B.  Compensation

Executive Board Remuneration

        The Supervisory Board is responsible for establishing the structure of the remuneration system and the total remuneration for individual members of the Executive Board. It regularly discusses and reviews the remuneration for appropriateness. In addition, on May 18, 2010, the General Shareholders' Meeting, acting in accordance with Article 120(4) of the German Stock Corporation Act (Aktiengesetz, or AktG), approved the remuneration system summarized below.

        The level of remuneration of the Executive Board members of AIXTRON SE is aligned with the commercial and financial situation and future prospects of the Group and the level and structure of Executive Board remuneration at comparable companies as well as the compensation structure in place in other areas of the Company. In addition, the responsibilities, experience and contribution of each individual Executive Board member, and the desire to retain them, are taken into account when calculating the remuneration. Executive Board remuneration currently consists of three components: fixed remuneration (including benefits in kind and payments into a private pension insurance), a variable bonus, and stock-based remuneration.

        The Executive Board employment contracts stipulate an annual income for the fixed remuneration component. The fixed remuneration component is non-performance-related and is paid out on a monthly basis (13 times a year) as a salary. Additional payments in kind are made, chiefly consisting of company car usage and payments for private pension insurance.

        The variable bonus (profit-sharing) is based on consolidated net income for the year and is paid from an "accrued internal bonus", defined as up to 10% of the modified consolidated net income for the year, but not to exceed € 6.5 million. The modified consolidated net income for the year is obtained from the Company's audited Consolidated Financial Statements (IFRS), less a consolidated loss carryforward figure and those amounts that are to be allocated to retained earnings in the Annual Financial Statements of AIXTRON by law or in accordance with the Articles of Association. The consolidated loss carry forward is obtained from consolidated net losses from previous years, less consolidated net income from subsequent fiscal years.

        In addition, as a variable component acting as a long-term incentive with an element of risk, the members of the Executive Board receive a share-based payment in the form of options that are granted under AIXTRON's stock option plans. The stock option plans, including the exercise thresholds, are adopted at each General Shareholders' Meeting. The number of options granted to the Executive Board is stipulated by the Supervisory Board. Further details on the outstanding stock options of the Executive Board as well as comments on the respective stock option plans are set out further in Item 6.E "Directors, Senior Management and Employees—Share Ownership—Employee Bonds and Options—Share Option Programs" and Item 18 "Financial Statements—Note 23. Share-based payment". The appropriateness of the above-mentioned remuneration components is regularly reviewed by the Supervisory Board. Attention is also paid to ensuring that the terms of the remuneration components do not induce the Executive Board to take inappropriate risks.

        In fiscal year 2010, the total fixed and variable remuneration of the Executive Board (including benefits in kind and pension allowance) totaled € 7,620,046 (2009: € 5,148,351; 2008: € 2,507,112). Moreover, the Executive Board was granted 156,000 options in 2010 (2009: 156,000; 2008: 156,000) with a grant-date fair value of € 1,383,720 (2009: € 1,344,720; 2008: € 276,120). The division between the individual members of the Executive Board for the years 2008 to 2010 is presented in the table below.

Executive Board Member	Year	Fixed*	Variable	Total fixed and variable remuneration	Options granted	Option value on allocation	Total EB remuneration
		(EUR)	(EUR)	(EUR)	(number)	(EUR)	(EUR)
Paul Hyland	2010	434,191	2,888,890	3,323,081	52,000	461,240	3,784,321
	2009	433,554	1,790,641	2,224,195	52,000	448,240	2,672,435
	2008	442,615	689,831	1,132,446	52,000	92,040	1,224,486
Wolfgang Breme	2010	308,968	1,805,555	2,114,523	52,000	461,240	2,575,763
	2009	308,968	1,119,151	1,428,118	52,000	448,240	1,876,358
	2008	308,555	344,916	653,471	52,000	92,040	745,511
Dr. Bernd Schulte	2010	376,887	1,805,555	2,182,442	52,000	461,240	2,643,682
	2009	376,887	1,119,151	1,496,038	52,000	448,240	1,944,278
	2008	376,279	344,916	721,195	52,000	92,040	813,235
Total	2010	1,120,046	6,500,000	7,620,046	156,000	1,383,720	9,003,766
	2009	1,119,409	4,028,942	5,148,351	156,000	1,344,720	6,493,071
	2008	1,127,449	1,379,663	2,507,112	156,000	276,120	2,783,232

*
Incl. benefits in kind and allowance for pensions

        As of December 31, 2010, the AIXTRON Executive Board held a total of 953,758 Company stock options to subscribe to 962,516 ordinary shares of the Company (December 31, 2009: 806,516 shares; December 31, 2008: 650,516 shares).The number of shares underlying the options is set out below. The actual profits from exercising the stock options may differ significantly from the figures shown in the table.

Executive Board Member	Allocation	Outstanding	Exercisable	Option value on allocation	Exercise price	Maturity
		(shares)	(shares)	(EUR)	(EUR)
Paul Hyland	Nov 2010	52,000	0	461,240	26.60	Nov 2020
	Nov 2009	52,000	0	448,240	24.60	Nov 2019
	Nov 2008	52,000	0	92,040	4.17	Nov 2018
	Dec 2007	52,000	26,000	225,680	10.09	Dec 2017
	May 2006	55,000	41,250	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2003	27,500	27,500	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	5,400	1,350	114,507	67.39	May 2015
Wolfgang Breme	Nov 2010	52,000	0	461,240	26.60	Nov 2020
	Nov 2009	52,000	0	448,240	24.60	Nov 2019
	Nov 2008	52,000	0	92,040	4.17	Nov 2018
	Dec 2007	52,000	26,000	225,680	10.09	Dec 2017
	May 2006	55,000	41,250	84,150	3.83	Nov 2016
Dr. Bernd Schulte	Nov 2010	52,000	0	461,240	26.60	Nov 2020
	Nov 2009	52,000	0	448,240	24.60	Nov 2019
	Nov 2008	52,000	0	92,040	4.17	Nov 2018
	Dec 2007	52,000	26,000	225,680	10.09	Dec 2017
	May 2006	55,000	41,250	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2003	0	0	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	2,640	660	55,981	67.39	May 2015
	May 1999	2,976	2,976	35,640	18.70	May 2014

Total		962,516	304,236

        In accordance with IFRS 2, the "grant-date fair value of the options" is also used as the basis for recognizing options issued after November 7, 2002 under expenses on the Income Statement. For stock options issued after November 7, 2002, the fair value is calculated using a binomial lattice model, for stock options issued before November 7, 2002, the fair value was calculated using the Black-Scholes model.

        In fiscal year 2010, the Executive Board members exercised no options (2009: 0; 2008: 6,875) and none (2009: 0; 2008: 0) expired.

        The current Executive Board members have no individual company pension benefits which would result in pension provisions being required to be made by the Company. Instead, the combined Executive Board annual pension allowance (€ 120,000 p.a. in 2010, 2009 and 2008), paid by AIXTRON and included in the fixed remuneration, is transferred by the Executive Board members into independent insurance contracts with a benevolent fund allowance (or similar plan).

        The Company's net pension commitments to two former members of the AIXTRON Executive Board under defined benefit pension plans were outsourced to a third party pension fund in 2010. At the end of 2010, the existing pension provisions were therefore released (2009 € 1,028,464; 2008: € 845,012). The non-recurring net expenditure recorded for 2010 amounted to € 926,383.

        The Executive Board members receive no loans from the Company.

 Supervisory Board Remuneration

        Remuneration of the Supervisory Board is regulated by AIXTRON's Articles of Association. Accordingly, the annual fixed compensation for individual members of the Supervisory Board is € 18,000. The Chairman's compensation is three times this amount and the Deputy Chairman's one and a half times the amount received by a member of the Supervisory Board. The members of the Supervisory Board also receive, in aggregate, a variable compensation of 1% of the Company's net income, less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman of the Supervisory Board receives 6/17, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17 of the variable compensation. The variable compensation is limited to four times the fixed compensation per Supervisory Board member. In addition, committee members receive an attendance fee of € 1,500 for attending a committee meeting, with the Chairman of the committee receiving twice this amount. The total annual attendance fee per Supervisory Board member is limited to one and a half times that individual's fixed compensation.

        The remuneration of the members of AIXTRON SE's first Supervisory Board will be set by the General Shareholders' Meeting that resolves on the approval of the activities of AIXTRON SE's first Supervisory Board members.

        In fiscal year 2010, the compensation of the Supervisory Board totaled € 801,000 (2009: € 567,350; 2008: € 446,958). The Supervisory Board compensation for the years 2008 through 2010 can be broken down as follows:

Supervisory Board Member	Year	Fixed		Variable		Attendance	Total
		(EUR)		(EUR)		(EUR)	(EUR)
Kim Schindelhauer*/**/***	2010	54,000		216,000		7,500	277,500
(Chairman of the Supervisory Board)	2009	54,000		135,653		6,000	195,653
	2008	54,000		93,162		6,000	153,162
Dr. Holger Jürgensen*/**/***	2010	27,000		108,000		9,000	144,000
(Deputy Chairman of the Supervisory Board,	2009	27,000		67,826		6,000	100,826
Chairman of the Nomination Committee)	2008	27,000		46,581		6,000	79,581
Prof. Dr. Wolfgang Blättchen*/**	2010	18,000		72,000		13,500	103,500
(Chairman of the Audit Committee)	2009	18,000		45,218		12,000	75,218
	2008	18,000		31,054		12,000	61,054
Karl-Hermann Kuklies	2010	18,000		72,000		0	90,000
	2009	18,000		45,218		0	63,218
	2008	18,000		31,054		0	49,054
Prof. Dr. Rüdiger von Rosen	2010	18,000		72,000		0	90,000
	2009	18,000		45,218		0	63,218
	2008	18,000		31,054		0	49,054
Joachim Simmroß*	2010	18,000		72,000		6,000	96,000
	2009	18,000		45,218		6,000	69,218
	2008	18,000		31,054		6,000	55,054
Total	2010	153,000	****	612,000	*****	36,000	801,000
	2009	153,000		384,350		30,000	567,350
	2008	153,000		263,958		30,000	446,958

*
Member of the Audit Committee

**
Member of the Nomination Committee

***
Former AIXTRON Executive Board member

****
of which € 149 thousand is for the period from January 1, 2010 to December 21, 2010 for duties performed as the Supervisory Board of AIXTRON AG and, subject to the resolution of the Annual General Meeting according to § 113 sec. 2 AktG, € 4 thousand for the period from December 22, 2010 to December 31, 2010 for duties performed as the Supervisory Board of AIXTRON SE

*****
of which € 595 thousand for the period from January 1, 2010 to December 21, 2010 for duties performed as the Supervisory Board of AIXTRON AG and, subject to the resolution of the Annual General Meeting according to § 113 sec. 2 AktG, € 17 thousand for the period from December 22, 2010 to December 31, 2010 for duties performed as the Supervisory Board of AIXTRON SE

        As in previous years, there were no payments made to any Supervisory Board member for advisory services in the year 2010.

        The Supervisory Board members receive no loans from the Company.

C.  Board Practices

        For general information of the Company's board practice, refer to Item 6.A. "Directors, Senior Management and Employees—Directors and Senior Management" in this report. Also refer to Item 10.C. "Additional Information—Material Contracts" for further information regarding the Company's directors' employment contracts.

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

        The Company has a D&O insurance contract in place, covering the activities of members of the Executive Board and members of the Supervisory Board. Following the entry into force of the Act on the Appropriateness of Executive Board Compensation (VorstAG), the D&O insurance policies for members of the Executive Board and members of the Supervisory Board of AIXTRON were adjusted to reflect such new legal requirements. Effective January 1, 2010, the deductible amounts to a minimum of 10% of the respective potential loss incurred, but cannot exceed a factor of 1.5 of the respective annual fixed remuneration.

Audit Committee

        According to Article 16 of AIXTRON's Articles of Association, the Supervisory Board is authorized and, if prescribed by law, required to form committees of its members.

        The by-laws for the Supervisory Board specify that the Audit Committee is responsible, in particular, for preparing, on behalf of the Supervisory Board, proceedings and resolutions concerning accounting issues, the accounting process and the effectiveness of the internal control system, the risk management system and the internal audit system, as well as supervising the audit of the financial statements (and especially the independence of the auditors and any additional services performed by the auditors) and the handling of compliance issues. In addition, the Audit Committee is responsible for issuing the mandate to audit the annual accounts and the consolidated Group accounts and to carry out any examination of interim reports of AIXTRON SE, for identifying the main focus areas of the audit and for agreeing on the fee arrangements with the auditors. The Audit Committee forwards to the Supervisory Board its recommendation on which firm should be appointed as auditor. The Chairman of the Committee regularly reports to the Supervisory Board with regard to the work performed.

        AIXTRON's Audit Committee operates under the terms of reference of a codified Audit Committee charter. The Audit Committee's charter includes the following terms of reference:

  •
  The Audit Committee consists of up to four members, elects one Audit Committee member to be the Audit Committee's Chairman and one Audit Committee member whose area of expertise is reporting and audits (as required by Articles 107(4) and 100(5) of the German Stock Corporation Act/AktG), and meets at least two times per year.

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

        Aixtron does not have a Remuneration Committee that assists the Supervisory Board in establishing the structure of the remuneration system. However, the structure of the Executive Board remuneration system is regularly approved by the shareholders at the General Shareholders' Meeting.

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

E.  Share Ownership

Beneficial Ownership

        The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company's ordinary shares and options to acquire its equity securities as of February 28, 2011 by (i) each of the Company's Supervisory and Executive Board members and (ii) all Supervisory and Executive Board members of AIXTRON as a group:

Name and Address(1) of Beneficial Owner	Number of Shares(2)		Percent of Class(3)	Number of Options to Acquire AIXTRON Equity Securities
Prof. Dr. Wolfgang Blättchen	0		*	0
Wolfgang Breme	0		*	263,000
Paul Hyland	0		*	359,350
Dr. Holger Jürgensen	7,650,000	(4)	7.56%	0
Karl-Hermann Kuklies	3,600	(5)	*	0
Prof. Dr. Rüdiger von Rosen	1,300		*	0
Kim Schindelhauer	1,039,604	(6)	1.03%	0
Dr. Bernd Schulte			*	331,408
Joachim Simmroß	37,000	(7)	*	0

All Supervisory and Executive Board members as a group	8,731,504		8.63%	953,758

*
Less than 1%.

(1)
Except as indicated otherwise, the address is: c/o AIXTRON SE, Kaiserstrasse 98, 52134 Herzogenrath, Germany.

(2)
Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)
Applicable percentage is based on 101,179,866 shares of common stock outstanding as of February 28, 2011 (according to German GAAP rules based on the German Commercial Code HGB). Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(4)
Dr. Jürgensen, directly or indirectly, beneficially owns 7,650,000 shares through his ownership stake in CAMMA GmbH.

(5)
Includes 1,900 shares owned indirectly by Mr. Kuklies's wife and 1,700 shares owned by his daughter.

(6)
Mr. Schindelhauer, directly or indirectly, beneficially owns 1,039,604 shares through his ownership stake in SBG Beteiligung GmbH.

(7)
Includes 20,000 shares owned directly, and 17,000 owned indirectly by Mr. Simmroß's wife.

        As of February 28, 2011, members of the Company's Supervisory Board, a group of six persons, indirectly or directly, held 8,731,504 AIXTRON ordinary shares.

        Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON ("Directors Dealings"). In fiscal year 2010, Supervisory Board member Dr. Holger Jürgensen reported he had sold through his ownership stake in CAMMA GmbH a total of 74,608 shares of AIXTRON. Furthermore, Supervisory Board member Joachim Simmroß reported that he and his wife had purchased discount certificates and convertible bonds, which at a later stage may lead to a purchase of or conversion into AIXTRON shares. Prof. Dr. von Rosen purchased 200 shares during 2010.

Employee Options

Share Option Programs

        The Company has a number of stock option programs in place that grant the members of the Executive Board, management and employees the right to purchase AIXTRON shares or ADS under certain conditions. Since the stock option programs have been installed as part of the variable remuneration, the stock options themselves are granted without purchase price.

        In fiscal year 2010, 513,014 stock options (2009: 915,662 options; 2008: 553,473 options) were exercised, resulting in delivery of 513,014 ordinary shares and ADSs. Under the 2010 tranche of the AIXTRON stock option plan 2007, 779,950 new stock options were granted in fiscal year 2010 (2009 tranche: 778,850 grants; 2008 tranche: 779,000 grants). Half of those granted options may be exercised after a waiting period of not less than two years, an additional 25% may be exercised after three years and the remaining 25% of the granted options may be exercised after at least four years. The options expire 10 years after they have been granted.

	December 31, 2010	Exercise	Expired/ Forfeited	Allocation	December 31, 2009
AIXTRON ordinary shares
stock options	4,486,534	512,689	110,205	779,950	4,329,478
underlying shares	5,154,752	512,689	111,195	779,950	4,998,686
AIXTRON ADS
stock options	6,610	325	0	0	6,935
underlying shares	6,610	325	0	0	6,935

        See Item 18 "Financial Statements—Note 23. Share-based payment" for a more detailed description of the different stock option plans and a summary of all the stock option transactions.

Item 7:    Major Shareholders and Related Party Transactions

A.  Major Shareholders

        As of February 21, 2011, Dr. Holger Jürgensen, one of the Company's founders and Deputy Chairman of the Company's Supervisory Board, directly or indirectly, beneficially owned 7.56% of AIXTRON's ordinary shares through his ownership stake in Camma GmbH. For more information, refer to Item 6. E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        In its capacity as AIXTRON's depositary bank as of December 31, 2010, JPMorgan Chase Bank, N.A. held 5,896,421 ordinary shares as of December 31, 2010, represented by 5,896,421 ADSs, or 5.83% of AIXTRON's shares outstanding.

        As of December 30, 2010, DWS Investment GmbH, Frankfurt am Main, Germany, held 5,132,629 shares, which represented 5.07% of AIXTRON's shares outstanding.

        To the Company's knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 5% or more of AIXTRON's outstanding shares as of February 21, 2011.

        As of December 31, 2010, AIXTRON had 53,522 shareholders registered in its share register of ordinary shares, 164 registered ADS holders, and an estimated 13,884 beneficial holders of ADSs.

        For more information, refer to Item 6.E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        The Company's major shareholders do not have voting rights that are different from any other shareholder.

B.  Related Party Transactions

        For related party transaction information, refer to Item 18 "Financial Statements—Note 30. Related parties." During 2010, there were no outstanding personal loans or guarantees to members of the Executive Board or the Supervisory Board.

C.  Interests of Experts and Counsel

        Not applicable.

Item 8:    Financial Information

A.  Consolidated Financial Statements and Other Financial Information

        For the Company's Consolidated Financial Statements and other financial information, refer to Item 5. "Operating and Financial Review and Prospects" and Item 18. "Consolidated Financial Statements."

Export Revenues

        Revenues outside of Europe accounted for € 752.7 million or 96.04% of the AIXTRON's total revenues for the year ended December 31, 2010 (2009: € 261.4 million or 86.30%; 2008: € 255.9 million or 93.27%). Revenues from AIXTRON's Asian-based customers accounted for € 716.9 million or 91.46% of the Company's total revenues for the year ended December 31, 2010 (2009: 250.0 million or 82.56%; 2008: € 238.1 million or 86.79%).

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

        International Rectifier Corporation (IRC), of El Segundo, California, USA had filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of IRC's former employees, including IRC's founder and former CEO Alex Lidow, as well as five companies, including AIXTRON. Having had its lawsuit dismissed in the U.S. District Court, IRC re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, IRC dropped some of its claims against the defendants, and the California court dismissed additional claims. As at December 31, 2010, two of IRC's claims remained in the case against AIXTRON.

        On January 24, 2011, AIXTRON and IRC entered into a settlement agreement in which IRC agreed to withdraw its action in return for voluntary disclosure by AIXTRON of certain documents as well as witness statements to IRC in support of IRC's still pending action against the remaining defendants. On February 3, 2011, the Superior Court of California, County of Los Angeles, California, USA has filed and entered the dismissal with prejudice of the action against AIXTRON.

Policy on Dividend Distributions

        The maximum amount of dividends available for distribution to shareholders is based on the level of earnings, as determined in accordance with the German Commercial Code HGB and the German Stock Corporation Act AktG. All dividends must be approved by the Company's shareholders.

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated income in accordance with German generally accepted accounting principles (German GAAP), based on the German Commercial Code HGB, of € 124.9 million for 2010 (2009: € 42.5 million; 2008: € 30.0 million).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that a dividend of € 60.7 million or € 0.60 per share for 2010 (€ 15.1 million or € 0.15 per share for 2009; € 8.2 million or € 0.09 per share for 2008) be distributed.

B.  Significant Changes

        For information regarding significant changes, refer to Item 18 "Financial Statements—Note 32. Events after the reporting period."

Item 9:    The Offer and Listing

A.  Offer and listing details

Trading Markets

        The principal trading market for AIXTRON's ordinary shares is the Frankfurt Stock Exchange, where the shares trade under the symbol "AIXA." AIXTRON's ADSs, each evidencing one ADS, which represents one ordinary share, trade on the NASDAQ Global Select Market under the symbol "AIXG."

Market Price Information

        The table below sets forth, for the calendar periods indicated, the high and low XETRA/Germany closing prices (Before 2010: trading on XETRA, the Deutsche Börse's electronic trading system; from 2010: Trading on all German stock markets including XETRA) for AIXTRON's ordinary shares, and the high and low closing prices per ADS as reported on the NASDAQ Global Select Market. See also the discussion under "Item 3. Key Information—Exchange Rate Information" for information with respect to rates of exchange between the US Dollar and the Euro applicable during the periods set forth below.

	XETRA/ Germany Closing Price per Ordinary Share (EUR)			NASDAQ Closing Price per ADS (USD)
	High	Low		High	Low
Annual*			Annual
2006	4.01	2.46	2006	4.92	2.95
2007	9.98	3.31	2007	14.80	4.54
2008	4.76	10.39	2008	6.81	16.08
2009	25.29	3.15	2009	38.24	3.88
2010	28.87	18.99	2010	38.56	23.11
Quarterly			Quarterly
2009			2009
First quarter	4.77	3.15	First quarter	6.58	3.88
Second quarter	8.89	3.96	Second quarter	12.43	5.21
Third quarter	18.93	9.21	Third quarter	27.43	12.93
Fourth quarter	25.29	17.25	Fourth quarter	38.24	25.05
2010			2010
First quarter	27.00	20.00	First quarter	36.48	27.63
Second quarter	28.75	19.12	Second quarter	38.56	23.11
Third quarter	25.60	19.15	Third quarter	33.60	24.3
Fourth quarter	28.20	20.61	Fourth quarter	37.79	28.25
Monthly			Monthly
2010			2010
July	25.60	20.26	July	33.60	25.63
August	23.03	19.15	August	30.40	24.30
September	21.83	19.59	September	29.92	24.78
October	23.62	20.61	October	33.04	28.25
November	25.05	23.08	November	34.64	30.66
December	28.20	23.85	December	37.79	31.28
2011			2011
January	33.35	27.65	January	43.92	36.89
February (through February 22, 2011)	32.14	29.69	February (through February 22, 2011)	43.90	41.11

        On February 22, 2011, the closing price in Germany per ordinary share was € 29.89.

        On February 22, 2011, the closing price per ADS on NASDAQ Global Select Market was USD 41.11.

B.  Plan of Distribution

  Not applicable.

C.  Markets

        See Item 9.A. "Offer and Listing Details.

D.  Selling Shareholders

        Not applicable.

E.  Dilution

  Not applicable.

F.  Expenses of the Issue

  Not applicable.

Item 10:    Additional Information

A.  Share Capital

        Not applicable.

B.  Memorandum and Articles of Association

Articles of Association

        This section summarizes the material provisions of AIXTRON's Articles of Association. This is only a summary and does not describe the Articles of Association in their entirety. Copies of AIXTRON's Articles of Association are publicly available from the commercial register of the local court in Aachen, Germany under the entry number HRB 16590, and an English translation of AIXTRON's Articles of Association as of January 24, 2011 is also available on the AIXTRON website and can be found in Exhibit 1.1 of this report.

Share Capital

        The Company's share capital amounts to € 101,179,866.00 as per January 24, 2011. It is composed of 101,179,866 no-par value registered shares. A share capital in the amount of € 100,667,177.00 has been contributed through the conversion of the corporate form of AIXTRON Aktiengesellschaft into AIXTRON SE.

Purpose

        According to Section 2 of AIXTRON's Articles of Association, the purpose of the Company is the manufacture and sale of products, as well as research and development and services for the implementation of semiconductor technologies and other physicochemical technologies, particularly those bearing the AIXTRON trademark. The Company is authorized to conduct all transactions suitable for promoting the Company's purpose indirectly and directly. The Company may establish branch offices in Germany and abroad, may acquire equity interests in other companies in Germany and abroad, as well as purchase or establish such companies. The purpose of subsidiaries and investees may differ from that referred to above insofar as it seems capable of promoting the purpose of the Company. The Company may outsource all or part of its operations to affiliates.

Future Share Capital; Preemptive Rights

        AIXTRON's stated share capital may be increased against either contributions of cash or contributions-in-kind by a resolution of AIXTRON's General Shareholders' Meeting with a 75% majority of the share capital represented at the meeting at which the resolution is adopted, or under AIXTRON's Articles of Association by a resolution of the Executive Board with the consent of the Supervisory Board by using AIXTRON's authorized share capital.

        In accordance with the German Stock Corporation Law, an existing shareholder in a stock corporation has a preemptive right to subscribe for any issue of new shares, debt instruments convertible into shares (Wandelschuldverschreibungen) and participating debt instruments (Genussrechte) in proportion to the number of shares held by that shareholder in the existing stated share capital of the company. The General Shareholders' Meeting may exclude this preemptive right by a majority of at least 75% of the share capital represented at the meeting at which the resolution authorizing the capital increase is adopted. In addition to these formal procedural requirements, the exclusion requires a substantive justification. The Executive Board is required to submit a written report concerning this justification to the General Shareholders' Meeting. The goal pursued by the corporation through the issuance of the new security must outweigh the elimination of this preemptive right and that the goal could not be reasonably achieved without it.

        The preemptive rights are freely assignable and may be traded on German stock exchanges for a specified time within the subscription period. The preemptive rights lapse if they are not exercised.(1)

(1)
NTD: To be confirmed by German counsel.

Dividend and Liquidation Rights

        The ordinary shares underlying the AIXTRON ADSs are fully entitled to any dividends as and when declared by AIXTRON. Upon proposal by AIXTRON's Executive Board and Supervisory Board, the annual General Shareholders' Meeting approves the allocation of AIXTRON's net profits (Bilanzgewinn), which AIXTRON determines on the basis of its unconsolidated annual financial statements prepared in accordance with the accounting principles generally accepted in Germany. The Executive Board and the Supervisory Board are authorized to allocate, in their discretion, up to half of AIXTRON's net profit in any fiscal year to other retained earnings (andere Gewinnrücklagen). Shareholders participate in dividends in proportion to the number of shares held by each shareholder.

        In accordance with the German Stock Corporation Law, upon AIXTRON's liquidation, shareholders will receive, in proportion to their shareholdings, any liquidation proceeds remaining after payment of all of AIXTRON's liabilities.(2)

Voting Rights and General Shareholders' Meeting

        A General Shareholders' Meeting of AIXTRON may be called by the Executive Board, the Supervisory Board or upon request of shareholders whose aggregate holding is not less than 5% of the stated share capital.(3) The annual General Shareholders' Meeting must take place within the first six months of the fiscal year. The Executive Board calls this meeting upon the receipt of the Supervisory Board's report on the annual financial statements.

        Under German law and AIXTRON's Articles of Association, AIXTRON must publish notices of shareholders meetings in the German electronic federal gazette (elektronischer Bundesanzeiger). The General Meeting must be called at least 30 days prior to the date of the meeting. The minimum notice period is extended by the days of the registration period.(4)

        Under AIXTRON's Articles of Association, those shareholders whose names are entered into the share register on the date of the General Shareholders' Meeting and who have registered for participation in a timely manner shall be entitled to participate in such General Shareholders' Meeting and to exercise their voting rights. Such registration for participation must be received at the Company under the address notified for this purpose in the call for the meeting in German or English in the form of text or, if so resolved by the Executive Board, electronically in a manner determined in the call for the General Shareholders' Meeting, at least six days prior to the General Shareholders' Meeting, whereby the date of the General Shareholders' Meeting and the date of receipt are not taken into account. Cancellations and new registration in the share register will not take place on the date of the General Shareholders' Meeting and during the last six days prior to the General Shareholders' Meeting.

        The Executive Board is authorized to provide that shareholders can participate in the General Shareholders' Meeting without being present at its location and without a proxy and can completely or partially exercise all or individual rights they have by means of electronic communication.

        Each ordinary share carries one vote at General Shareholders' Meeting. According to AIXTRON's Articles of Association, resolutions are generally passed with a simple majority of the votes cast unless otherwise required by the Articles of Association or by law. Resolutions that require a majority of the share capital represented at the time of the adoption of the resolution are passed with a simple majority of the share capital represented at the meeting of shareholders at which the resolution is considered, unless otherwise required by law. Resolutions about amending the Articles of Association, to the extent legal provisions do not determine otherwise, require a majority of two thirds of the votes cast or, if at least one half of the share capital is represented, a simple majority of the votes cast. Under the German Stock Corporation Law, a number of significant resolutions must be passed by a majority of the votes cast and at least 75% of the share capital represented in connection with the vote taken on that resolution. The approval threshold required for some of these resolutions may be lowered by the Articles of Association.

        The following resolutions require the approval of a majority of at least 75% of the share capital represented at the meeting:

  •
  capital increase;

  •
  exclusion of preemptive rights in a capital increase;

  •
  capital decreases (Kapitalherabsetzung);

  •
  creation of authorized share capital or conditional share capital;

  •
  amendment to the business purpose stated in AIXTRON's Articles of Association;

  •
  dissolution (Auflösung);

  •
  merger (Verschmelzung) or a consolidation with another stock corporation (Eingliederung) or another corporate transformation (Maßnahmen nach dem Umwandlungsgesetz);

  •
  transfer of all or substantially all of AIXTRON's assets; or

  •
  conclusion of any direct control, profit and loss pooling or similar intercompany agreements (Abschluß von Unternehmensverträgen).

        Although AIXTRON must notify shareholders of any ordinary or extraordinary shareholders' meeting as described above, neither the German Stock Corporation Law nor AIXTRON's Articles of Association fixes a minimum quorum requirement. This means that holders of a minority of AIXTRON's shares could control the outcome of resolutions not requiring a specified majority of AIXTRON's stated share capital.(5)

Notice Requirements

        In accordance with the German Stock Corporation Law, each enterprise owning AIXTRON ordinary shares must notify AIXTRON promptly if the aggregate number of ordinary shares it holds exceeds or falls below 25% of AIXTRON's share capital or if it acquires or disposes of the majority of AIXTRON's voting rights. For any period in which a notice is not given, the enterprise is prevented from exercising its rights as an AIXTRON shareholder, including voting rights and dividend rights.

        The German Securities Trading Act (Wertpapierhandelsgesetz) provides for extensive notification requirements. It requires each person whose voting rights reach, exceed or, after exceeding, fall below the 3%, 5%, 10%, 25%, 50% or 75% voting rights thresholds in a company to notify the company and the Federal Supervisory Agency (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing within seven calendar days after they have reached, exceeded or fallen below that threshold. For any period in which a notice is not given, the shareholder is prevented from exercising its rights as an AIXTRON shareholder, including voting rights and dividend rights.(6)

Notices, Paying Agent and Depository

        AIXTRON publishes official notices exclusively in the German electronic federal gazette (elektronischer Bundesanzeiger).(7)

        In addition, AIXTRON will file reports and other information with the SEC.

        Deutsche Bank AG is the German Paying Agent (Zahlstelle) for the AIXTRON ordinary shares.

        There are no limitations on rights to own AIXTRON ordinary shares.(8)

Corporate Governance

        AIXTRON's Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code was last updated in February 2011 and states that the Company has been in full compliance with the Corporate Governance Code. It is posted together with the "Declaration on Corporate Governance" in the "Investor Relations—Corporate Governance" section of AIXTRON's website at www.aixtron.com.

        AIXTRON has had a Code of Ethics procedure since 2006 for the Executive Board members and selected key managers in Finance. For more details to the Company's Code of Ethics refer to Item 16B: Code of Ethics.

        In addition, AIXTRON has issued a Code of Conduct applicable to all employees in all Company offices throughout the world and holds them accountable to conduct that is ethical and in conformity with the law. The Code covers, amongst other topics, the following issues: Responsibility and respect towards mankind and the environment, compliance with overall legal conditions, legal and ethical conduct by each individual employee, loyalty to the Company, fair and respectful treatment of fellow employees, rejection of any form of discrimination, dealing responsibly with corporate risks, acting in an environmentally aware manner, security in all operating areas, professional work, reliability and fairness in all business relationships, compliance with guidelines on giving/taking unfair advantage, dealing with insider information and treatment of Company property. A copy of the Code of Conduct is available on the AIXTRON website www.aixtron.com under the section Investors/Corporate Governance/Code of Conduct.

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

        In conjunction with its annual report for the year ending December 31, 2010, the Company is required to include a report from its Management relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15 in this annual report on Form 20-F.

        AIXTRON generally complies with applicable German Corporate Governance practice rather than certain of the Corporate Governance requirements of NASDAQ. The requirements of NASDAQ that AIXTRON is not following and its non-conforming practices in lieu thereof are as follows:

  •
  Rule 5250(d)(1)—Distribution of Annual and Interim Reports. AIXTRON is exempt from the requirement under NASDAQ Rule 5250(d)(1) that an annual report, containing audited financial statements of the company and its subsidiaries, be distributed to shareholders a reasonable period of time following the filing of the annual report with the Commission. Consistent with the German Stock Corporation Act, AIXTRON does not distribute annual and interim reports automatically to shareholders. Instead, AIXTRON's annual reports are available to the shareholders at the Company's offices or on the Company's website and are mailed to shareholders upon request. AIXTRON also files its annual reports with the SEC. In addition, under the deposit agreement relating to AIXTRON's ADSs, the Company has agreed to provide annual reports to the depositary bank so that the depositary bank may arrange for distribution of such information to holders of AIXTRON's ADSs;

  •
  Rule 5605—Independent Directors. AIXTRON is exempt from the independent director requirement under NASDAQ Rule 5605 that requires that, among other things, a majority of a company's board of directors must be comprised of independent directors (as defined in NASDAQ Rule 5605(a)(2)) and sets forth certain voting and independence requirements with respect to the nomination of board members and the determination of compensation of officers. Consistent with the German Corporation Act, members of AIXTRON's Executive Board are elected by its Supervisory Board. The Executive Board manages the Company under its own responsibility and is not bound by orders of third parties, including the orders of the general meeting and the Supervisory Board. The Executive Board is obligated to comply with the statutory regulations, the provisions of the Articles of Association and the Rules of Procedure of the Executive Board. Furthermore the Supervisory Board is responsible for the compensation agreements with the members of Executive Board;

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

  •
  Rule 5620(b)—Solicitation of Proxies. AIXTRON is exempt from NASDAQ's proxy solicitation rules which require a company solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. Consistent with German law, AIXTRON offers to its shareholders to exercise their voting rights in the general meeting through proxies appointed by the Company and keeps the declarations of such proxies available for inspection for a period of three years. The proxies appointed by AIXTRON are obliged to vote in accordance with the instructions of the represented shareholder. Under the deposit agreement pertaining to AIXTRON's ADSs, AIXTRON's depositary bank mails to holders of ADSs a notice stating inter alia that each holder of ADSs is entitled to instruct the depositary bank as to the exercise of the voting rights. Each shareholder who desires to exercise or to give instructions for the exercise of voting rights must execute and return a document provided by the depositary bank that instructs the depositary bank as to how the number of the shares represented by such holders' ADSs are to be voted; and

  •
  Rule 5635(c)—Shareholder Approval. AIXTRON is exempt from the NASDAQ's shareholder approval requirement which generally requires companies to obtain shareholder approval of all equity-compensation plans (including stock option plans) and any material revisions to them. Consistent with the German Corporation Act, the adoption of AIXTRON's stock option plans and any material revisions thereto needs to be approved by the Company's shareholders insofar as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval.

        Other significant differences between AIXTRON's governance practices and those of U.S. domestic NASDAQ-listed companies are as follows:

Two-Tier Board

        In accordance with the requirements of the German Stock Corporation Act, to which AIXTRON SE is subject via the SE statutes, AIXTRON has a two-tier board structure consisting of an Executive Board and a Supervisory Board, which is not comparable to the one-tier or unitary board system in the U.S. The two-tier governance system provides a strict separation of management and supervisory functions. Roles and responsibilities of each of the two boards are clearly defined by law.

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

Compliance with the requirements of NASDAQ Rule 5600 Series applicable to foreign private issuers

        Under Rule 5615(a)(3), as amended, AIXTRON is required to comply with Rule 5625 (relating to the notification of material noncompliance), Rule 5640 (relating to certain voting rights and to have an Audit Committee that satisfies Rule 5605(c)(3) (regarding compliance with Rule 10A-3 of the Exchange Act) and to ensure that such Audit Committee's members meet the independence requirement in 5605(c)(2)(A)(ii) (regarding independence required under Rule 10A-3 of the Exchange Act).

        AIXTRON's Supervisory Board has determined that as of December 31, 2010, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 5600 Series. In particular, AIXTRON's Supervisory Board has determined that each member of the Audit Committee is "independent" as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii).

C.  Material Contracts

        Apart from the following material contracts, all contracts AIXTRON has entered into during the course of the year 2010 were entered in the ordinary course of business.

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

Intellectual Property Agreements

        See also item 4.B. "Information on the Company—Business Overview—Intellectual Property".

        Certain information, such as fees and royalties in the exclusive patent and know-how license agreement with the Centre National de la Recherche Scientifique ("CNRS") and the Institut National Polytechnique de Grenoble ("INPG") executed on December 17, 2002 (the "CNRS Agreement") is confidential and has been redacted from the copies of the CNRS Agreement AIXTRON filed with the SEC.

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

        The deduction for a taxable loss carryforward for the fiscal year is unlimited up to a threshold of € 1,000,000, thereafter taxable income can only be offset to the extent of 60%. The temporary loss carryforward is reduced by the amount used and remains unlimited in life. However, there are limitations on the use of loss carryforwards upon a transfer of more than 25% of a corporation's shares or voting rights to one purchaser, a related party or group of purchasers within a specified time period.

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

Special Tax Rules for tax resident in Germany

        From January 1, 2009 onwards 100% of dividends of shares held as private assets will be subject to a 25% fixed tax rate plus 5.5% solidarity surcharge thereon. If church tax is individually applicable for the shareholder this part of taxation will be subject of the withholding as well. This tax will be final unless the individual tax rate of the shareholder is less than 25% and the shareholder opts for the tax assessment. Moreover, from 2009 on, capital gains from the sales of shares, acquired after December 31, 2008, will be taxable as well, regardless of the percentage of the shareholding and of how long the shareholding has been held. Capital gains from the sale of shares acquired before January 1, 2009 are tax exempt if the shareholding has been held for more than one year and the taxpayer has held less than 1% of the registered share capital of the company during a five-year period immediately preceding the disposition. The lump sum deduction of investment income related expenses amounts to EUR 801 for individuals and EUR 1,602 for married couples. Further investment income related expenses will not be tax deductible.

        Regarding shares held as business assets of the shareholder, 60% of the dividends will be subject to personal income tax (part income taxation). Accordingly, 60% of the income related expenses are deductible.

Special Tax Rules for U.S. Shareholders

        Under the current Treaty, the withholding tax rate generally is reduced to 15% of the gross amount of the dividends and a full refund of the solidarity surcharge can be obtained by U.S. holder. Dividend payments to an eligible U.S. holder made by AIXTRON will be subject to a 15% general withholding tax rate under the Treaty.

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

        Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 73.625: 100 minus the 26.375% withholding tax. The eligible U.S. holder is then entitled to a refund from the German tax authorities of 11.375 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend).

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

        The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company. Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, Dienstsitz Bonn, An der Küppe 1, 53225 Bonn, Germany). Copies of this form can be downloaded from the homepage of the German Federal Tax Office:

http://www.bzst.bund.de or http://www.germantaxes.info

or can be obtained from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

        As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. Form 6166 is a letter printed on U.S. Department of Treasury stationery certifying that the individuals or entities listed are residents of the United States for purposes of the income tax laws of the United States. The Internal Revenue Service (IRS) procedure for requesting a certificate of residency (Form 6166) from the Philadelphia Accounts Management Center is the submission of Form 8802, Application for United States Residency Certification. This form may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, P.O. Box 71052, Philadelphia, PA 19176-6052 U.S.A. Requests for certification must include the eligible U.S. holder's name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Taxation of Capital Gains for U.S. Shareholders

        Capital Gains earned by a Non-German holder from the sale or other disposition of ordinary shares or ADS are subject to tax in Germany only if the Non-German holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during a five-year period immediately preceding the disposition. Capital gains in general are not taxable if the above mentioned threshold is not exceeded and certain further conditions are met.

        The Income Tax Treaty provides that taxation in Germany on capital gains of U.S. residents does not apply to gains on the sale or other disposition of ADSs or Ordinary shares.

 Inheritance and Gift Tax

        The current Estate Tax Treaty provides that an individual whose domicile is determined to be in the United States for purposes of such Treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual's death or making of a gift unless the ADSs or Ordinary Shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who either is or is deemed to be resident in Germany at the time the individual died or the gift was made.

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

Distributions

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," the gross amount of any distribution the Company makes of cash or property (other than certain distributions, if any, of shares distributed pro rata to all AIXTRON shareholders, including holders of ADSs) with respect to shares or ADSs, before reduction for any German taxes withheld there from, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," individuals who are U.S. Holders may be taxed on any such dividends received in a taxable year beginning on or before December 31, 2012 at the lower tax rate applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year). In order to qualify for the preferential rate of taxation, certain requirements must be met, including certain holding period requirements and the absence of certain risk reduction transactions with respect to the shares or ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution AIXTRON makes exceeds its current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the shares or ADSs and thereafter as capital gain. AIXTRON does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

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

        Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2010. AIXTRON's status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON were a PFIC, U.S. Holders generally would have additional U.S. tax filing requirements and would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

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

Backup withholding tax and information reporting requirements

        U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman to a holder of shares or ADSs, other than an "exempt recipient." A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, shares or ADSs within the United States to a holder, or by a U.S. payor or U.S. middleman, other than an "exempt recipient," if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate is 28% for taxable years through 2012.

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

Foreign Currency Exchange Rate Risk

Transaction Risk and Currency Risk

        The global nature of AIXTRON's businesses exposes its operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the dollar, the Euro and other world currencies. AIXTRON's businesses are exposed to transaction risk whenever the Company has revenues in a currency that is different from the currency in which it incurs the costs of generating those revenues. When AIXTRON converts the revenues into the currency in which it incurs the costs, the value of the revenues may have declined in the interim relative to the currency in which the Company incurred the costs. The main billing currency in the semiconductor equipment industry, and therefore also for AIXTRON equipment, continues to be the US-Dollar, while AIXTRON incurs manufacturing costs primarily in Euros.

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

Management of Foreign Currency Exchange Rate Risk

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

Impact of 10% increase of EUR vs. USD exchange rate	2010	2009	2008
	(EUR thousands)
Revenues	(64,282)	(21,016)	(20,941)
Net Result	(16,205)	(3,409)	(4,863)

Impact of 10% increase of EUR vs. GBP exchange rate	2010	2009	2008
	(EUR thousands)
Revenues	(87)	(14)	(40)
Net Result	5,940	4,427	2,477

Impact of 10% decrease of EUR vs. USD exchange rate	2010	2009	2008
	(EUR thousands)
Revenues	64,282	21,016	20,941
Net Result	16,205	3,409	4,863

Impact of 10% decrease of EUR vs. GBP exchange rate	2010	2009	2008
	(EUR thousands)
Revenues	87	14	40
Net Result	(5,940)	(4,427)	(2,477)

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

Interest Rate Risk

        The Company's income is subject to effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments and bank loans. During 2010, the Company received EUR 2.8 million (2009: EUR 1.3 million; 2008: EUR 3.2 million) of net interest income.

        Since AIXTRON has no bank borrowings, the Company does not enter into derivative financial instruments to manage exposure to interest rate risks.

        Refer to Item 18 "Financial Statements—Note 26. Financial instruments" for more information on the credit, interest rate, and currency risks arising in AIXTRON's normal course of business.

Item 12:    Description of Securities other than Equity Securities

        On February 7, 2011, the deposit agreement dated March 10, 2005 with JPMorgan Chase Bank, N.A. ("JPMorgan"), as depositary for the AIXTRON ADS program, was effectively replaced by a deposit agreement with The Bank of New York Mellon, dated as of February 7, 2011.

        As provided for in the American Depositary Receipt included as Exhibit A to the amended and restated deposit agreement among AIXTRON, The Bank of New York Mellon, as depositary (the "Depositary") and all owners and holders of American Depositary Shares dated as of February 7, 2011, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company's ADS Program, which amounts are payable to the Depositary.

        The following table shows the fees and charges that a holder of AIXTRON ADSs may have to pay, either directly or indirectly:

Depositary Actions	Associated Fee
Issuance of ADSs, including as a result of a distribution of shares or rights or other property	Up to USD 5.00 for each 100 ADSs (or portion thereof)
Cancellation of ADSs, including if the deposit agreement terminates	Up to USD 5.00 for each 100 ADSs (or portion thereof)
Distribution of cash dividends	Up to USD 0.02 or less per ADS (or portion thereof)
Distribution or sale of shares	Up to USD 5.00 for each 100 ADSs (or portion thereof)
Depositary services	Up to USD 0.02 per ADS (or portion thereof) per annum

Expenses incurred on behalf of Holders in connection with

•       Taxes and other governmental charges

•       Registration fees as may from time to time be in effect for the registration of transfers of shares

•       Cable, telex, facsimile transmission

•       Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•       Any other charge payable by depositary or its agents

Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distribution.

Direct Payments made by the Depositary to AIXTRON

        The Depositary, has agreed under certain conditions to reimburse certain reasonable expenses related to the AIXTRON ADS program and incurred by us in connection with such program.

        In 2010, there was no direct reimbursement made by JPMorgan to AIXTRON.

Indirect Payments made by the Depositary to AIXTRON

        As part of its service to AIXTRON, JPMorgan had agreed to waive fees for the standard costs associated with the administration of the AIXTRON ADS program, associated operating expenses and IR-related services, estimated to be approximately USD 200,000 annually.

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

        Based on such evaluation, AIXTRON's Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme have concluded that, as of December 31, 2010, AIXTRON's disclosure controls and procedures are effective.

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

        Based on that evaluation, Management has concluded that AIXTRON's internal control over financial reporting was effective as of December 31, 2010.

        Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of AIXTRON's internal control over financial reporting.

 Report of Independent Registered Public Accounting Firm

To the Supervisory Board
AIXTRON SE
Herzogenrath, Germany

        We have audited the internal control over financial reporting of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Düsseldorf, Germany
February 28, 2011

 Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2010 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B:    Code of Ethics

        AIXTRON has adopted a Code of Ethics that applies to the members of the Company's Executive Board and senior financial officers nominated by AIXTRON's Executive Board. All of these Executive Board members and senior financial officers have agreed to abide by this Code. The aim of the Code is to prevent misconduct and promote upright and ethical conduct, including ethical handling of conflicts of interest, the complete, fair, precise, timely and transparent disclosure of quarterly and annual reports, compliance with prevailing laws, rules and regulations, the immediate internal reporting of breaches of the Code and responsibility for compliance with the Code. AIXTRON's Code of Ethics, which is filed as an exhibit to this annual report on Form 20-F, is consistent with the requirements of the NASDAQ Stock Market. The Company has revised its Code of Ethics in 2007 and has published the updated version of the code on its website at www.aixtron.com. A copy of the Code of Ethics is available on the AIXTRON website www.aixtron.com under the section Investors/Corporate Governance/Code of Ethics.

Item 16C:    Principal Accountant Fees and Services

        Aggregate fees billed to AIXTRON for the years ended December 31, 2010 and 2009 by AIXTRON's independent principal accountant, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates are as follows:

Type of Fees	December 31, 2010	December 31, 2009
	(EUR millions)
Audit fees	0.84	0.73
Audit-related fees	0.00	0.00
Tax fees	0.24	0.14
All other fees	0.01	0.01

Total	1.09	0.88

        In the above table, "audit fees" are the aggregate fees for professional services in connection with the audit of the Company's Consolidated Financial Statements, reviews of interim financial statements, as well as audits of statutory financial statements of AIXTRON and its subsidiaries. Also included in "Audit fees" are amounts for attestation services in relation to regulatory filings and other compliance requirements. "Audit-related fees" are fees for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions, attestation regarding compliance with certain agreements and other agreed-upon procedures. "Tax fees" are fees for tax advice on actual or contemplated transactions, tax compliance and expatriate employee tax services. "All Other Fees" are miscellaneous items. For more information, refer to Item 18 "Financial Statements—Note 33. Auditors' fees."

Audit Committee Pre-Approval Policies

        In accordance with German law, AIXTRON'S independent auditors are appointed at the Annual Shareholders' Meeting based on a recommendation of the Company's Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors' independence. On May 18, 2010, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany ("Deloitte & Touche") was appointed to serve as the Company's independent auditors for the year ending December 31, 2010.

        In order to assure the integrity of independent audits, AIXTRON's Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company's independent auditors prior to the auditors' engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the SEC. In fiscal year 2010 the Audit Committee pre-approved 100% of the performance by Deloitte & Touche of the above specified audit and permitted non-audit services.

Item 16D:    Exemptions from the Listing Standard for Audit Committees

        Not applicable.

Item 16E:    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

Item 16F:    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G:    Corporate Governance

        AIXTRON is a stock corporation in the form of a European Company (Societas Europaea) under the laws of the Federal Republic of Germany and AIXTRON's ADSs are listed on NASDAQ Global Select Market. AIXTRON generally complies with applicable German Corporate Governance practice rather than certain of the Corporate Governance requirements of NASDAQ Rule 5600 Series. For more information regarding how AIXTRON's Corporate Governance practices are different from a domestic issuer, refer to Item 10.B "Additional Information—Memorandum and Articles of Association" in this report.

PART III

Item 17:    Financial Statements

        Not applicable.

Item 18:    Financial Statements

        See pages F-1 to F-41, incorporated herein by reference.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended January 24, 2011.
2.1
Amended and Restated Deposit Agreement dated as of February 7, 2011 among AIXTRON SE, The Bank of New York Mellon, as Depositary, and all Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Form F-6, dated January 27, 2011, File No. 333-171890).
4.1
Exclusive Patent and Know-How License Agreement among AIXTRON, Centre National de la Recherche Scientifique and the Institut National Polytechnique de Grenoble (incorporated by reference to Exhibit 10.3 to Form F-4, dated February 8, 2005, File No. 333-122624).
4.2	Contract between AIXTRON and Mr. Paul Hyland, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.4 to Form 20-F, dated June 22, 2006, File No. 000-51196).
4.3
Amendment to contract between AIXTRON and Mr. Paul Hyland, dated October 20, 2004. (English translation; incorporated by reference to Exhibit 4.5 to Form 20-F, dated June 22, 2006, File No. 000-51196).
4.4	Contract between AIXTRON and Mr. Wolfgang Breme, effective April 1, 2005. (English translation; incorporated by reference to Exhibit 4.5 to Form 20-F, dated March 15, 2007, File No. 000-51196).
4.5	Contract between AIXTRON and Dr. Bernd Schulte, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.7 to Form 20-F, dated June 22, 2006, File No. 000-51196).
4.6	Amendment to contract between AIXTRON and Dr. Bernd Schulte, dated October 20, 2004. (Incorporated by reference to Exhibit 4.8 to Form 20-F, dated June 22, 2006, File No. 000-51196).
8.1	List of Subsidiaries (incorporated by reference to the list of subsidiaries set forth in this report under the caption "Item 4. Information on the Company—Organizational Structure.")
11.1	Code of Ethics, revised in 2007 (incorporated by reference to Exhibit 11.1 to Form 20-F, dated March 13, 2008, File No. 000-51196).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 28, 2011

AIXTRON SE
/s/ PAUL HYLAND
Name:	Paul Hyland
Title:	Chairman, President and Chief Executive Officer

/s/ WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Supervisory Board
AIXTRON SE
Herzogenrath, Germany

        We have audited the accompanying consolidated statement of financial position of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated income statement, consolidated statement of other comprehensive income, consolidated statement of cash flow, and consolidated statement of changes in equity for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON SE and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
February 28, 2011

CONSOLIDATED INCOME STATEMENT

	Note	2010	2009	2008
		(in EUR thousands)
Revenues	3	783,775	302,857	274,404
Cost of sales		372,018	168,143	161,525

Gross profit		411,757	134,714	112,879
Selling expenses		48,935	25,465	27,842
General administration expenses		30,076	21,288	17,997
Research and development costs	4	46,126	32,917	28,286
Other operating income	5	6,659	10,046	5,192
Other operating expenses	6	17,769	2,365	11,457

Operating result		275,510	62,725	32,489
Finance income		2,851	1,283	3,189
Finance expense		141	27	23

Net finance income	8	2,710	1,256	3,166
Result before taxes		278,220	63,981	35,655
Taxes on income	9	85,724	19,215	12,661

Profit for the year		192,496	44,766	22,994

Thereof attributable to the owners of AIXTRON SE		192,496	44,766	22,994
Basic earnings per share (EUR)	21	1.93	0.49	0.26
Diluted earnings per share (EUR)	21	1.89	0.48	0.25

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	Note	2010	2009	2008
		(in EUR thousands)
Profit for the year		192,496	44,766	22,994
Losses/gains from derivative financial instruments before taxes		1,224	(1,417)	(1,707)
Deferred taxes on derivative financial instruments	14	(449)	302	516
Currency translation adjustment		1,454	1,306	(5,372)
Other comprehensive income (loss)		2,229	191	(6,563)

Total comprehensive income for the year		194,725	44,957	16,431

Thereof attributable to the owners of AIXTRON SE		194,725	44,957	16,431

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	Dec. 31, 2010	Dec. 31, 2009
		(in EUR thousands)
Assets
Property, plant and equipment	11	77,910	37,758
Goodwill	12	62,201	58,275
Other intangible assets	12	6,977	7,766
Other non-current assets	13	807	644
Deferred tax assets	14	19,469	13,869
Tax receivables	15	332	373

Total non-current assets		167,696	118,685

Inventories	16	167,221	89,552
Trade receivables less allowance kEUR 382 (2009: kEUR 717)	17	88,407	49,265
Current tax receivables	10	696	59
Other current assets	17	14,707	14,341
Other financial assets	18	202,587	90,000
Cash and cash equivalents	19	182,118	211,192

Total current assets		655,736	454,409

Total assets		823,432	573,094

Liabilities and shareholders' equity
Subscribed capital Number of shares: 100,100,941 (2009: 99,587,927)		100,101	99,588
Additional paid-in capital		267,070	260,413
Retained earnings		244,488	67,092
Cumulated other comprehensive income and expense recognised in equity		(11,335)	(13,564)

Total shareholders' equity	20	600,324	413,529
Employee benefits	22	17	1,064
Other non-current payables		636	70
Other non-current provisions	24	387	790
Deferred tax liabilities	14	0	275

Total non-current liabilities		1,040	2,199
Trade payables	25	39,643	21,419
Advance payments from customers		117,477	87,918
Other current provisions	24	43,536	26,164
Other current liabilities	25	4,034	4,767
Current tax payables	10	17,342	17,064
Deferred revenues		36	34

Total current liabilities		222,068	157,366

Total liabilities		223,108	159,565

Total liabilities and shareholders' equity		823,432	573,094

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOW

	Note	2010	2009	2008
		(in EUR thousands)
Cash inflow from operating activities
Profit for the year		192,496	44,766	22,994
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		3,645	2,149	1,808
Depreciation and amortization expense		13,101	12,247	10,753
Net result from disposal of property, plant and equipment		(1)	(1,207)	(54)
Deferred income taxes		(5,053)	(10,412)	2,314
Other non-cash expenses/income		(3,669)	1,064	98
Change in
Inventories		(75,870)	(11,713)	(20,087)
Trade receivables		(37,718)	(10,506)	(6,811)
Other assets		(263)	(4,283)	(3,930)
Trade payables		16,425	2,539	(3,192)
Provisions and other liabilities		16,935	19,265	8,040
Deferred revenues		0	(6)	(215)
Non-current liabilities		(1,146)	55	(376)
Advance payments from customers		28,815	34,939	4,393

Cash inflow from operating activities		147,697	78,897	15,735

Cash inflow/outflow from investing activities
Cost related to the acquisitions		0	0	(392)
Capital expenditures in property, plant and equipment		(48,645)	(8,791)	(11,617)
Capital expenditures in intangible assets		(3,245)	(1,008)	(1,251)
Proceeds from disposal of fixed assets		105	6,723	122
Bank deposits with a maturity of more than 90 days	18	(113,602)	(87,000)	1,831

Cash inflow/outflow from investing activities		(165,387)	(90,076)	(11,307)

Cash inflow/outflow from financing activities
Dividend paid to shareholders		(15,100)	(8,181)	(6,331)
Proceeds from issue of equity shares		3,502	161,749	2,628

Cash inflow/outflow from financing activities		(11,598)	153,568	(3,703)

Effect of changes in exchange rates on cash and cash equivalents		214	1,341	(5,206)
Net change in cash and cash equivalents		(29,074)	143,730	(4,481)
Cash and cash equivalents at the beginning of the period		211,192	67,462	71,943

Cash and cash equivalents at the end of the period	19	182,118	211,192	67,462

Interest paid		(261)	(9)	(119)
Interest received		1,772	778	3,141
Income taxes paid		(90,344)	(16,903)	(3,105)
Income taxes received		86	122	59

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders' equity attributable to the owners of AIXTRON SE Total
	(in EUR thousands)
Balance at January 1, 2008	89,139	102,562	(8,383)	1,191	13,845	198,354
Dividends to shareholders					(6,332)	(6,332)
Share based payments		1,808				1,808
Issue of shares for options	553	2,075				2,628
Net Income for the year					22,994	22,994
Other comprehensive income			(5,372)	(1,191)		(6,563)
Total comprehensive income for the year			(5,372)	(1,191)	22,994	16,431

Balance December 31, 2008 and January 1, 2009	89,692	106,445	(13,755)	0	30,507	212,889

Dividends to shareholders					(8,181)	(8,181)
Share based payments		2,140				2,140
Issue of shares for options	916	3,196				4,112
Issue of shares	8,980	148,657				157,637
Currency translation		(25)				(25)
Net Income for the year					44,766	44,766
Other comprehensive income			1,306	(1,115)		191
Total comprehensive income for the year	0	0	1,306	(1,115)	44,766	44,957

Balance December 31, 2009 and January 1, 2010	99,588	260,413	(12,449)	(1,115)	67,092	413,529

Dividends to shareholders					(15,100)	(15,100)
Share based payments		3,645				3,645
Issue of shares for options	513	2,989				3,502
Issue of shares						0
Currency translation		23				23
Net Income for the year					192,496	192,496
Other comprehensive income			1,454	775		2,229
Total comprehensive income for the year	0	0	1,454	775	192,496	194,725

Balance December 31, 2010	100,101	267,070	(10,995)	(340)	244,488	600,324

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     General principles

        AIXTRON SE (formerly AIXTRON AG) is incorporated as a European Company (Societas Europaea) under the laws of the Federal Republic of Germany. The Company is domiciled at Kaiserstraße 98, 52134 Herzogenrath, Germany. AIXTRON SE is registered in the commercial register of the District Court ("Amtsgericht") of Aachen under HRB 16590.

        The consolidated financial statements of AIXTRON SE and its subsidiaries ("AIXTRON"or "Company") have been prepared in accordance with, and fully comply with

  •
  International Financial Reporting Standards (IFRS), and the interpretations as published by the International Accounting Standards Board (IASB); and also

  •
  International Financial Reporting Standards (IFRS) as adopted for use in the European Union; and also

  •
  the requirements of Section 315a of HGB (German Commercial Law).

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

        These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board at its meeting held on February 28, 2011 for approval and publication.

2.     Significant accounting policies

(a)   Companies included in consolidation

        Companies included in consolidation are the parent company, AIXTRON SE, and 8 companies, in which AIXTRON SE has a 100% direct shareholding or control. The balance sheet date of all consolidated companies is December 31. A list of all consolidated companies is shown in note 31.

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

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if this revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments which have a significant effect on the Company's financial statements are described in Note 37.

        The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

        The accounting policies have been applied consistently by each consolidated company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

(c)   Bases of consolidation

  (i)
  Subsidiaries

  Entities over which AIXTRON SE has control are treated as subsidiaries (see note 31). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that controlling influence commences.

  (ii)
  Transactions eliminated on consolidation

  All intercompany income and expenses, transactions and balances have been eliminated in the consolidation.

(d)   Foreign currency

        The consolidated financial statements have been prepared in Euro (EUR). In the translation of financial statements of subsidiaries outside the Euro-Zone the local currencies are used as functional currencies of those companies. Assets and liabilities of those companies are translated to EUR at the exchange rate ruling at the balance sheet date. Revenues and expenses are translated to EUR at average exchange rates for the year or at average exchange rates for the period between their inclusion in the consolidated financial statements and the balance sheet date. Net equity is translated at historical rates. The differences arising on translation are disclosed in Consolidated Statement of Changes in Equity.

        Exchange gains and losses resulting from fluctuations in exchange rates in the case of foreign currency transactions are recognised in the income statement in "other operating income"or "other operating expenses".

(e)   Property, plant and equipment

  (i)
  Acquisition or manufacturing cost

  Items of property, plant and equipment are stated at cost, plus ancillary charges such as installation and delivery costs, less accumulated depreciation (see below) and impairment losses (see accounting policy (j)).

  Costs of internally generated assets include not only costs of material and personnel, but also a share of directly attributable overhead costs, such as employee benefits, delivery costs, installation, and professional fees.

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

  (iv)
  Depreciation

  Depreciation is charged on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Useful lives and residual values of property, plant and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

  equipment are reviewed at the year end date or more frequently if circumstances arise which are indicative of a change. The estimated useful lives are as follows:

•	Buildings	25 years
•	Machinery and equipment	3-14 years
•	Other plant, factory and office equipment	2-14 years

(f)    Intangible assets

  (i)
  Goodwill

  All business combinations are accounted for by applying the purchase method. In respect of business combinations that have occurred since January 1, 2004, goodwill represents the difference between the cost of the business combination and the fair value of the net identifiable assets acquired. In respect of business combinations prior to this date, goodwill, determined under the previous accounting principles (US-GAAP), applied until 2004, and has continued to be recognised at its then carrying amount.

  Goodwill is stated at cost less any accumulated impairment loss. Goodwill is allocated to cash-generating units and is tested annually for impairment (see accounting policy (j)).

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

  (iii)
  Other intangible assets

  Other intangible assets that are acquired by the Company are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (j)).

  Intangible assets acquired through business combinations are stated at their fair value at the date of purchase.

  Expenditure on internally generated goodwill, trademarks and patents is expensed as incurred.

  (iv)
  Subsequent expenditure

  Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

  (v)
  Amortisation

  Amortisation is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Goodwill is tested annually in respect of its recoverable amount. Other intangible assets are amortised from the date they are available for use. Useful lives and residual values of intangible assets are reviewed at the year end date or more frequently if circumstances arise which are indicative of a change. The estimated useful lives are as follows:

•	Software	2-5 years
•	Patents and similar rights	5-18 years
•	Customer base and product and technology know how	6-7 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

(g)   Financial Instruments

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

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

  (xi)
  Derivative financial instruments and hedge accounting

  The Company's activities expose it primarily to the financial risks of changes in foreign exchange currency rates (see note 26). The Company uses foreign exchange forward contracts to hedge these exposures. The Company does not use derivative financial instruments for speculative purposes. The use of financial derivatives is governed by policies approved by the Executive Board, which provide written principles on the use of financial derivatives.

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

(h)   Inventories

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

requirement for the next twelve months or historical trailing twelve month usage. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories based on previous experience.

(i)    Operating Result

        Operating result is stated before finance income, finance expense and tax.

(j)    Impairment of property, plant and equipment and intangible assets

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

        Property, plant and equipment as well as other intangible assets are tested for impairment, where there is any indication that the asset may be impaired. The company assesses at the end of each period whether there is an indication that an asset may be impaired. Impairment losses on such assets are recognised, to the extent that the carrying amount exceeds either the net realisable value that would be obtainable from a sale in an arm's length transaction, or the value in use.

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

(k)   Earnings per share

        Basic earnings per share are computed by dividing net income (loss) by the weighted average number of issued common shares (see note 21) for the year. Diluted earnings per share reflect the potential dilution that could occur if options issued under the Company's stock option plans were exercised and convertible bonds were converted, unless such conversion had an anti-dilutive effect.

(l)    Employee benefits

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

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

(m)  Provisions

        A provision is recognised when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle this obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax interest rate that reflects current market assessments of the time value of money and, where appropriate, the risks associated with the liability.

  (i)
  Warranties

  The Company normally offers one, occasionally two, year warranties on all of its products. Warranty expenses generally include cost of labor, material and related overhead necessary to repair a product free of charge during the warranty period, and are recorded as a selling expense. The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations from which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognised. Factors that affect the Company's warranty liability include the historical and anticipated rates of warranty claims and cost per claim.

  The Company accrues material and labor cost for systems shipped based upon historical experience. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

  (ii)
  Onerous contracts

  A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The amount recognised as a provision is determined as the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received. Before making that provision any impairment loss that has occurred on assets dedicated to that contract are recognised. The provision is discounted to present value if the adjustment is material.

(n)   Revenue

        Revenue is generated from the sale and installation of equipment, spare parts and maintenance services. The sale of equipment involves a customer acceptance test at AIXTRON?s production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated terms and conditions of business.

        Revenues from the sale of products that have been demonstrated to meet product specification requirements are recognised upon shipment to the customer, if a full customer acceptance test has been successfully completed at the AIXTRON production facility and the significant risks and rewards of ownership has passed to the customer.

        Revenue relating to the installation of the equipment at the customer's site is recognised when the installation is completed and the final customer acceptance has been confirmed. The portion of the contract revenue deferred until completion of the installation services is determined based on either the fair value of the installation services or, if the company determines that there may be a risk that the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

economic benefits of installation services may not flow to the company, the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on market rates for the materials and time required to complete the installation.

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

(o)   Expenses

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

(p)   Other operating income

Government grants

        Government grants awarded for project funding are recorded in "Other operating income" if the Research and Development costs are incurred and provided that the conditions for the funding have been met.

(q)   Tax

        The tax expense represents the sum of the current and deferred tax.

        Deferred tax assets and liabilities are recorded for all temporary differences between tax and commercial balance sheets and for losses brought forward for tax purposes as well as for tax credits of the companies included in consolidation. The deferred taxes are calculated, based on tax rates applicable at the balance sheet date or known to be applicable in the future. Effects of changes in tax rates on the deferred tax assets and liabilities are recognised upon substantively enacted amendments to the law.

        A deferred tax asset is recognised only to the extent that it is probable that future taxable profits can be set off against tax credits and tax losses carried forward. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit can be realised. The recoverability of deferred tax assets is reviewed at least annually.

(r)   Segment reporting

        An operating segment is a distinguishable component of the Company that is engaged in business activities and whose operating results are reviewed regularly by the Chief Operating Decision Maker, which the Company considers to be its Executive Board. The Executive Board regularly reviews financial information on a consolidated group basis. Aixtron has only one reportable segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant accounting policies (Continued)

        Accounting standards applied in segment reporting are in accordance with the general accounting policies as explained in this section.

(s)   Cash flow statement

        The cash flow statement is prepared in accordance with IAS 7. Cash flows from operating activities are prepared using the indirect method. Cash inflows and cash outflows from taxes and interest are included in cash flows from operating activities.

(t)    Recently issued accounting standards

        Amendments to the following standards and interpretations were adopted during 2010:

  •
  IAS 24 Related Party disclosures

  •
  IFRIC 19 Extinguishing financial liabilities with equity instruments

  •
  Various Improvements to IFRS

  •
  IFRS 8 Disclosure of segment assets and liabilities

  •
  IFRS 1 Related to first time adoption

  •
  IAS 32 Classification of Rights Issues

  •
  IAS 39 Recognition and measurement: Eligible hedged items

  •
  IFRIC 14 Prepayment of a minimum funding requirement

        The adoption of these interpretations and amended standards has not led to any changes in the company's accounting policies. The standards, amendments to standards and interpretations have all been adopted earlier than required.

        At the date of authorisation of these financial statements, the following Standards (or amendment to existing Standards), which have not been applied in these financial statements, were in issue but not yet effective and not yet adopted by the EU.

  •
  IFRS 7 Financial Instruments: Disclosures

  •
  IFRS 9 Financial Instruments.

  •
  IAS 1 Disclosure of Other Comprehensive Income

        The adoption of IFRS 9 which the Company plans to adopt on 1 January 2013 will impact both the measurement and disclosures of Financial Instruments.

3.     Segment reporting

        IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Board, as chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

        The Executive Board regularly reviews financial information on a consolidated group basis since the various activities of the group are largely integrated from an operational perspective. In accordance with IFRS 8.5, AIXTRON has only one reportable segment.

        The company's reportable segment is based around the category of goods and services provided to the semiconductor industry.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment reporting (Continued)

Segment revenues and results

	2010	2009	2008
	(in EUR thousands)
Equipment revenues	735,723	275,008	247,370
Spares and service revenue	48,052	27,849	27,034

Revenue from external customers	783,775	302,857	274,404

Inventories recognized as an expense	298,872	121,296	128,075
Employee benefits	69,964	51,705	43,965
Depreciation	8,732	8,739	7,291
Amortization	4,369	3,508	3,462
Other expenses	132,987	64,930	64,314
Other operating income	(6,659)	(10,046)	(5,192)

Segment profit	275,510	62,725	32,489
Investment revenue	2,851	1,283	3,189
Finance costs	(141)	(27)	(22)

Profit before tax	278,220	63,981	35,656

        The accounting policies of the reportable segment are identical with the Group's accounting policies as described in note 2. Segment profit represents the profit earned by the segment without the allocation of investment revenue, finance costs and income tax expense. This is the measure reported to the Executive Board for the purpose of resource allocation and assessment of performance.

Segment assets and liabilities

	31 December 2010	31 December 2009
	(in EUR thousands)
Semi-conductor equipment segment assets	418,228	257,601
Unallocated assets	405,204	315,493

Total group assets	823,432	573,094

        For the purpose of monitoring segment performance and allocating resources all assets other than tax assets, cash and other financial assets are treated as allocated to the reportable segment. All liabilities are allocated to the reportable segment apart from tax liabilities and post-employment benefit liabilities.

	31 December 2010	31 December 2009
	(in EUR thousands)
Semi-conductor equipment segment liabilities	205,748	141,162
Unallocated liabilities	17,360	18,403

Total group liabilities	223,108	159,565

        Additions to Property, Plant and Equipment, to Goodwill and to Intangible assets, and the depreciation and amortization expenses are given in notes 11 and 12. Other non-current assets increased by k€ 163 during 2010 (reduction of k€ -75 in 2009).

        Information concerning other material items of income and expense for personnel expenses and R&D expenses can be found in notes 7 and 4.

Geographical information.

        The Group's revenue from continuing operations from external customers and information about its non-current assets by geographical location are detailed below. Revenues from external customers

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment reporting (Continued)

are attributed to individual countries based on the country in which it is expected that the products will be used.

	2010	2009	2008
	(in EUR thousands)
Asia	716,872	250,034	238,156
Europe	31,066	41,498	18,464
USA	35,837	11,325	17,784

Total	783,775	302,857	274,404

        Sales from external customers attributed to Germany, Aixtron's country of domicile, and to other countries which are of material significance are as follows:

	2010	2009	2008
	(in EUR thousands)
Germany	21,314	31,937	9,168
South Korea	125,489	110,140	40,082
China	193,768	24,445	35,675
Taiwan	376,899	102,071	137,040

        No customers accounted for more than 10% of Group revenues in 2010, sales to two customers amounted to 29% and 10% of total Group revenues respectively in 2009; in 2008 sales to three customers each amounted to 12% of revenues.

	Non-current assets
	31 December 2010	31 December 2009
	(in EUR thousands)
Asia	1,310	805
Europe excluding Germany	13,060	11,366
Germany	78,726	38,102
USA	55,132	54,542

Total group non current assets	148,228	104,815

        Non-current assets exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

4.     Research and development

        Research and development costs, before deducting project funding received, were k€ 46,126, k€ 32,917, and k€ 28,286 for the years ended December 31, 2010, 2009 and 2008 respectively.

        After deducting project funding received and not repayable, net expenses for research and development were k€ 42,588, k€ 29,637, and k€ 26,368 for the years ended December 31, 2010, 2009 and 2008 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     Other operating income

	2010	2009	2008
	(in EUR thousands)
Research and development funding	3,538	3,280	1,918
Income from resolved contract obligations	1,800	3,498	45
Income from the reversal of provisions and the write-off of debts	741	1,596	490
Gain from the disposal of fixed assets	4	1,262	56
Compensation payments	154	16	2
Foreign exchange gains	248	119	2,485
Other	174	275	196

	6,659	10,046	5,192

        The total amount of exchange gains and losses (see also note 6) recognised in profit or loss was a loss of k€ -17,246, (2009 loss k€ -1,409; 2008 loss k€ -6,954).

	2010	2009	2008
Foreign exchange gains	248	119	2,485
Foreign exchange losses (see note 6)	(17,494)	(1,528)	(9,439)

Net foreign exchange losses	(17,246)	(1,409)	(6,954)

Gains (losses) arising on financial instruments at FVTPL	(20,877)	340	(1,819)
Other foreign exchange gains (losses)	3,631	(1,749)	(5,135)

	(17,246)	(1,409)	(6,954)

6.     Other operating expenses

	2010	2009	2008
	(in EUR thousands)
Foreign exchange losses	17,494	1,528	9,439
Losses from the disposal of fixed assets	3	55	3
Additions to allowances for receivables or write-off of receivables	270	449	1,953
Other	2	333	62

	17,769	2,365	11,457

7.     Personnel expense

	2010	2009	2008
	(in EUR thousands)
Payroll	58,534	43,738	36,914
Social insurance contributions	5,767	4,629	4,380
Decrease/Increase in defined benefit plan obligations	866	219	(33)
Expense for defined contribution plans	1,152	970	896
Stock option expense	3,645	2,149	1,808

	69,964	51,705	43,965

8.     Net finance income

	2010	2009	2008
	(in EUR thousands)
Interest income from financial assets	2,851	1,283	3,189
Interest expense from financial liabilities	(141)	(27)	(23)

Net finance income	2,710	1,256	3,166

        Interest income relates to interest on cash and cash equivalents and held to maturity investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Income tax expense/benefit

        The following table shows income tax expenses and income recognised in the consolidated income statement.

	2010	2009	2008
	(in EUR thousands)
Current tax expense (+)/current tax income (-)
for current year	90,294	29,261	11,168
adjustment for prior years	483	131	(821)

Total current tax expense	90,777	29,392	10,347

Deferred tax expense (+)/deferred tax income (-)
from temporary differences	(4,980)	(4,561)	3,862
—Income/expense from changes in local tax rate	26	(16)	81
from reversals and write-downs	(99)	(5,600)	(1,629)

Total deferred tax expense	(5,053)	(10,177)	2,314

Taxes on income	85,725	19,215	12,661

        Income before taxes on income and income tax expense relate to the following regions:

	2010	2009	2008
	(in EUR thousands)
Income before income taxes
Germany	225,802	88,822	31,819
Outside Germany	52,418	(24,841)	3,836

Total	278,220	63,981	35,655

Income tax expense
Germany	62,798	15,336	8,580
Outside Germany	22,926	3,879	4,081

Total	85,724	19,215	12,661

        The Company's effective tax rate is different from the German statutory tax rate of 30.21% (2009: 30.20%; 2008: 30.91%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax).

        The following table shows the reconciliation from the expected to the reported tax expense:

	2010	2009	2008
	(in EUR thousands)
Net result before taxes	278,220	63,981	35,655

Income tax expense (German tax rate)	84,050	19,322	11,021

Effect from differences to foreign tax rates	(1,074)	(2,392)	(1,722)
Non-deductible expenses	2,491	1,222	1,302
Non-consideration of tax claims from losses carried forwards	0	977	4,773
Reversal of allowance/write-off against deferred tax assets	(133)	103	(1,629)
Expense from changes in local tax rate	26	(16)	0
Effect of the use of losses carried forwards	0	(168)	(135)
Effect of permanent differences	(113)	175	18
Other	477	(8)	(967)

Taxes on income	85,724	19,215	12,661

Effective tax rate	30.8%	30.0%	35.5%

10.   Current tax receivables and payables

        As of December 31, 2010 the current tax receivables and payables, i.e. those actually incurred because the amount of tax paid in the current or in prior periods was either too high or too low, are k€ 696 (2009: k€ 59) and k€ 17,342 (2009: k€ 17,064) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Property, plant and equipment

Development of property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
	(in EUR thousands)
Cost
Balance at January 1, 2009	33,763	37,978	10,847	2,227	84,815
Acquisitions	864	3,945	2,091	1,891	8,791
Disposals	11,968	2,272	1,770	630	16,640
Transfers	5,432	1,064	9	(1,597)	4,908
Effect of movements in exchange rates	54	(118)	22	0	(42)

Balance at December 31, 2009	28,145	40,597	11,199	1,891	81,832

Balance at January 1, 2010	28,145	40,597	11,199	1,891	81,832
Acquisitions	11,106	4,267	4,143	29,128	48,644
Disposals	171	725	1,086	35	2,017
Transfers	172	1,500	(169)	(1,503)	0
Effect of movements in exchange rates	49	873	261	5	1,188

Balance at December 31, 2010	39,301	46,512	14,348	29,486	129,647

Depreciation and impairment losses
Balance at January 1, 2009	12,794	24,391	8,306	0	45,491
Depreciation charge for the year	1,471	6,270	998	0	8,739
Disposals	6,371	1,965	1,725	0	10,061
Effect of movements in exchange rates	32	(138)	11	0	(95)

Balance at December 31, 2009	7,926	28,558	7,590	0	44,074

Balance at January 1, 2010	7,926	28,558	7,590	0	44,074
Depreciation charge for the year	1,678	5,650	1,404	0	8,732
Disposals	118	721	1,073	0	1,912
Transfers	114		(114)		0
Effect of movements in exchange rates	59	558	226	0	843

Balance at December 31, 2010	9,659	34,045	8,033	0	51,737

Carrying amounts
At January 1, 2009	20,969	13,587	2,541	2,227	39,324

At December 31, 2009	20,219	12,039	3,609	1,891	37,758

At January 1, 2010	20,219	12,039	3,609	1,891	37,758

At December 31, 2010	29,642	12,467	6,315	29,486	77,910

Depreciation

        Depreciation expense amounted to k€ 8,732 for 2010 and was k€ 8,739 and k€ 7,291 for 2009 and 2008 respectively.

Impairments

        During 2010, 2009 and 2008 no impairments were necessary.

Assets under construction

        Assets under construction relate mainly to the new research and development centre in Germany and to self-built systems for development laboratories.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible Assets

Development of intangible assets

	Goodwill	Other intangible assets	Total
	(in EUR thousands)
Cost
Balance at January 1, 2009	75,934	38,554	114,488
Acquisitions	0	1,008	1,008
Disposals	0	0	0
Effect of movements in exchange rates	(460)	(362)	(822)

Balance at December 31, 2009	75,474	39,200	114,674

Balance at January 1, 2010	75,474	39,200	114,674
Acquisitions	0	3,245	3,245
Disposals	0	10,355	10,355
Effect of movements in exchange rates	3,644	2,081	5,725

Balance at December 31, 2010	79,118	34,171	113,289

Depreciation and impairment losses
Balance at January 1, 2009	17,215	28,299	45,514
Depreciation charge for the year	0	3,508	3,508
Effect of movements in exchange rates	(16)	(373)	(389)

Balance at December 31, 2009	17,199	31,434	48,633

Balance at January 1, 2010	17,199	31,434	48,633
Depreciation charge for the year	0	4,369	4,369
Disposals	0	10,355	10,355
Effect of movements in exchange rates	(282)	1,746	1,464

Balance at December 31, 2010	16,917	27,194	44,111

Carrying amounts
At January 1, 2009	58,719	10,255	68,974

At December 31, 2009	58,275	7,766	66,041

At January 1, 2010	58,275	7,766	66,041

At December 31, 2010	62,201	6,977	69,178

Amortisation and impairment expenses for other intangible assets

        Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2010		2009		2008
	Amortisation	Impairment	Amortisation	Impairment	Amortisation	Impairment
	(in EUR thousands)
Cost of sales	1,296	0	1,175	0	1,188	0
Selling expenses	1,301	0	1,303	0	1,231	0
General administration expenses	1,119	0	458	0	326	0
Research and development costs	653	0	572	0	717	0

	4,369	0	3,508	0	3,462	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible Assets (Continued)

        In 2010, 2009 and 2008, no impairment losses were incurred and no reversals of impairment losses were made.

        The amortisation expected to be charged on other intangible assets in the future years is as follows:

(in EUR thousands)
2011	3,087
2012	1,808
2013	830
2014	557
2015	199

        The actual amortisation can differ from the expected amortisation.

Impairment of goodwill

        At the end of 2010 the Group assessed the recoverable amount of the goodwill and determined that no impairment loss had to be recognised (2009: k€ 0; 2008 k€ 0). The carrying value of goodwill was k€ 62,201 (2009: k€ 58,275; 2008: k€ 58,719).

        As at the end of 2010 the cash generating unit, to which the goodwill has been allocated, is the Aixtron Group operational segment. In 2009, goodwill had been allocated to separate cash generating units for Silicon Semiconductor Technologies and Compound Semiconductor Technologies. The reason for the change and merger into one cash generating unit is because of increasing inter-dependence and integration of the various parts of the business. The major activities which have integrated include the common use of resources in research and development, the merging of functions for purchasing, sales and manufacturing activities. Additionally, the management of the group has been increasingly centralised. Consequently, the internal reporting, which is the basis for the management of the group, has been re-organised and the former cash generating units are no longer separately identifiable.

        The recoverable amount of the cash-generating unit is determined through a fair value less cost to sell calculation which uses cash flow projections based on financial budgets and forecasts approved by the Executive Board covering the period up to 2012. Management has carried out checks to ensure that its internal projections are consistent with external forecasts of sales and earnings.

        The key assumptions include

  •
  A post tax WACC of 10.63% (2009: 9.41%) which is derived as at December 2010 using the capital asset pricing model.

  •
  A risk free interest rate of 3%.

  •
  A terminal growth rate of 0% has been assumed for the purposes of the calculation of the recoverable amount.

  •
  An exchange rate of USD 1.35 to € 1.

  •
  A margin, before interest and tax, of 31.1%.

  •
  Projections of net working capital are based on expected working capital ratios for 2010. These ratios include; inventory turnover; receivable and payables days; customer deposits and accruals and provisions as a percentage of sales.

        The directors believe that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate amount recoverable from the cash-generating unit.

13.   Other non-current assets

        Other non-current assets totalling k€ 807 (2009: k€ 644) include mainly rent deposits for buildings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2010	2009	2010	2009	2010	2009
	(in EUR thousands)
Property, plant and equipment	(95)	(113)	0	(57)	(95)	(170)
Trade receivables	7,086	2,602	0	0	7,086	2,602
Inventories	6,962	5,903	0	4	6,962	5,907
Employee benefits	43	92	0	(222)	43	(130)
Deferred revenues	14	25	0	0	14	25
Provisions and other liabilities	(2,033)	(642)	0	0	(2,033)	(642)
Intangible assets	5,576	0	0	0	5,576	0
Other	156	(163)	0	0	156	(163)
Tax losses	2,455	5,605	0	0	2,455	5,605
Derivative financial instruments	(695)	560	0	0	(695)	560

Deferred tax assets (+) liabilities (-)	19,469	13,869	0	(275)	19,469	13,594

        Deferred tax assets are recognised at the level of individual consolidated companies in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was k€ 3,180 (2009: k€ 6,070). Forecast transactions are expected to give rise to taxable profits in 2011 in the entities where deferred tax assets have been recognised.

        Deferred taxes for tax losses in the amount of k€ 17,056 (2009: k€ 21,168) and on deductible temporary differences in the amount of k€ 22,028 (2009: k€ 0) were not recognised. Tax losses in the amount of k€ 0 can be used indefinitely (2009: k€ 270), k€ 0 expire by 2015 (2009: 0, by 2014) and k€ 17,056 expire after 2015 (2009: k€ 20,898 after 2014).

        The deferred tax asset attributable to in tangible assets arises from a re-organisation of the Group's intangible assets during 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Deferred tax assets and liabilities (Continued)

        The following table shows the development of temporary differences during the financial year:

	Balance at January 1, 2010	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2010
	(in EUR thousands)
Property, plant and equipment	(163)	76	(8)	(95)
Trade receivables	2,603	4,483	0	7,086
Inventories	5,955	1,005	2	6,962
Employee benefits	(131)	174	0	43
Deferred revenues	29	(11)	(4)	14
Currency adjustment	(38)	(73)	111	0
Provisions and other liabilities	(643)	(1,411)	21	(2,033)
Intangible assets	0	5,576	0	5,576
Other	(140)	308	(12)	156
Derivative financial instruments	560	(806)	(449)	(695)
Tax losses carried forward	5,562	(4,268)	1,161	2,455

	13,594	5,053	822	19,469

	Balance at January 1, 2009	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2009
	(in EUR thousands)
Property, plant and equipment	(208)	45	0	(163)
Trade receivables	823	1,780	0	2,603
Inventories	3,484	2,471	0	5,955
Employee benefits	49	(180)	0	(131)
Deferred revenues	(164)	193	0	29
Currency adjustment	0	9	(47)	(38)
Provisions and other liabilities	(609)	(34)	0	(643)
Customer advances	258	(257)	0	0
Other	(317)	177	0	(140)
Derivative financial instruments	(293)	551	302	560
Tax losses carried forward	138	5,424	0	5,562

	3,161	10,179	255	13,594

15.   Long-term receivables from current tax

        Long term receivables from current tax include a receivable from corporate tax which will be refunded over a period of seven years. The amount included in long term receivables is for the amounts receivable after more than one year from the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Inventories

	December 31, 2010	December 31, 2009
	(in EUR thousands)
Raw materials and supplies	52,816	29,504
Work in process	108,909	56,781
Finished goods and services completed	249	86
Inventories at customers' locations	5,247	3,181

	167,221	89,552

	December 31, 2010	December 31, 2009
	(in EUR thousands)
Write-down of inventories during the year	730	5,890
Inventories measured at net realisable value	0	6,877
Inventories recognised as an expense during the period	298,872	121,296
Reversals of write-downs recognised during the year	6,609	2,081

        The reason for the reversal of provisions was principally because some obsolete inventory was expensed as scrap and therefore the requirement for the provision no longer existed.

17.   Trade receivables and other current assets

	December 31, 2010	December 31, 2009
Trade receivables	88,789	49,982
Allowances for doubtful accounts	(382)	(717)

Trade receivables—net	88,407	49,265

Prepaid expenses	766	794
Reimbursement of research and development costs	1,692	1,140
Advance payments for inventory	915	1,181
VAT refund claims	6,530	5,132
Other assets	2,512	1,917
Derivatives that are designated and effective as hedging instruments carried at fair value (see Note 26)	1,221	692
Financial assets carried at fair value through the profit or loss (FVTPL) (see Note 26)	1,071	3,485

Total other current assets	14,707	14,341

	103,114	63,606

        Additions to allowances on trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances on receivables developed as follows:

	2010	2009
	(in EUR thousands)
Allowance at January 1	717	2,289
Translation adjustments	16	11
Impairment losses recognised	223	928
Used	(6)	(1,225
Impairment losses reversed	(568)	(1,286)

Allowance at December 31	382	717

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Trade receivables and other current assets (Continued)

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

        Impairment losses which were reversed in 2010 and 2009 were no longer necessary because the two customers involved settled their outstanding debts. The provisions for impaired receivables were originally made because those customers were in financial difficulties; in both cases the companies were re-capitalised.

        At the balance sheet date one customer accounted for 11% of the company's net trade receivables, no other single customer accounted for more than 10% of trade receivables. In 2009 two customers accounted for 33% and 17% respectively of trade receivables, no other customer accounted for more than 10% of receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

        Included in the Company's trade receivable balance are debtors with a carrying amount of kEUR 12,807 (2009: k€ 2,309) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality and, although the company has no collateral, the amounts are still considered recoverable.

        In determining the financial assets which may be individually impaired the Company has taken into account the likelihood of recoverability based on the past due nature of certain receivables, and our assessment of the ability of all counter-parties to perform their obligations.

        Ageing of past due but not impaired receivables.

	December 31, 2010	December 31, 2009
	(in EUR thousands)
1-90 days past due	12,418	1,794
More than 90 days past due	389	515

18.   Other financial assets

        Other financial assets of k€ 202,587 (2009: k€ 90,000) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

19.   Cash and cash equivalents

	December 31, 2010	December 31, 2009
Cash-in-hand	12	7
Short term deposits	0	21,000
Bank balances	182,106	190,185

Cash and Cash equivalents	182,118	211,192

        Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

        Bank balances included k€ 0 given as security (2009: k€ 0) at December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Shareholders' Equity

Subscribed capital

	2010	2009
January 1	99,587,927	89,692,328
Exercise of employee stock options	513,014	915,662
Capital Increase	0	8,979,937

Issued capital at December 31, under IFRS	100,100,941	99,587,927

Treasury shares	1,078,925	1,079,250

Stated share capital at December 31	101,179,866	100,667,177

        The share capital of the company consists of no-par value shares and was fully paid-up during 2010 and 2009. Each share represents a portion of the share capital in the amount of € 1.00.

        Treasury shares were contributed into a trust, as part of the Genus acquisition for the exercise of Genus stock and other options and for conversion of bonds.

        AIXTRON SE cannot dispose of the trust assets. IFRS (SIC 12) prescribes an allocation of the trust assets to AIXTRON SE. In the IFRS financial statements the shares held in this trust are therefore shown as treasury shares and deducted from the nominal share capital.

        8,979,937 shares of authorised capital II were issued by the company on October 29, 2009.These shares were issued at € 17,75 each and produced net proceeds of k€ 157,637.

Authorised share capital

        Authorised share capital, including stated capital, amounted to € 143,635,351 (2009: 179,555,102).

Additional paid-in capital

        Additional paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

Income and expenses recognised in other comprehensive income

	Currency translation	Derivative financial instruments	Total
	(in EUR thousands)
Balance at December 31, 2007	(8,383)	1,191	(7,192)

Change in currency translation	(5,372)	0	(5,372)
Change in unrealised gains/losses before taxes	0	(1,706)	(1,706)
Deferred taxes	0	515	515

Balance at December 31, 2008	(13,755)	0	(13,755)

Change in currency translation	1,306	0	1,306
Change in unrealised gains/losses before taxes	0	(1,417)	(1,417)
Deferred taxes	0	302	302

Balance at December 31, 2009	(12,449)	(1,115)	(13,564)

Change in currency translation	1,454	0	1,454
Change in unrealised gains/losses before taxes	0	1,224	1,224
Deferred taxes	0	(449)	(449)

Balance at December 31, 2010	(10,995)	(340)	(11,335)

        The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the Euro.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Shareholders' Equity (Continued)

        The item "derivative financial instruments"comprises the gain or loss on foreign currency hedge contracts deferred in other comprehensive income.

21.   Earnings per share

Basic earnings per share

        The calculation of the basic earnings per share is based on the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings per share

        The calculation of the diluted earnings per share is based on the weighted-average number of outstanding common shares and of common shares with a possible dilutive effect resulting from share options being exercised under the share option plan.

	2010	2009	2008
Earnings per share
Net profit/loss attributable to the shareholders of AIXTRON SE in kEUR	192,496	44,766	22,994
Weighted average number of common shares for the purpose of Earnings Per Share	99,871,834	91,609,912	89,478,415

Basic earnings per share (EUR)	1.93	0.49	0.26

Earnings per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON SE in kEUR	192,496	44,766	22,994
Weighted average number of common shares for the purpose of Earnings Per Share	99,871,834	91,609,912	89,478,415
Dilutive effect of share options	1,874,632	1,405,764	1,016,486
Weighted average number of common shares for the purpose of Earnings Per Share (diluted)	101,746,466	93,015,677	90,494,901

Diluted earnings per share (EUR)	1.89	0.48	0.25

        The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

Number of shares	2010	2009	2008
Share options	2,323,928	1,970,222	2,631,692

22.   Employee benefits

Defined contribution plan

        The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees' base salaries. In 2010 the expense recognised for defined contribution plans amounted to k€ 1,152 (2009: k€ 970, 2008: k€ 896).

        In addition to the Company's retirement benefit plans, the company is required to make contributions to state retirement benefit schemes in most of the counties in which it operates. The company is required to contribute a specified percentage of payroll costs to the retirement schemes in order to fund the benefits. The only obligation of the group is to make the required contributions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Employee benefits (Continued)

Defined benefit plan

        The Company's net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON SE. These are final salary plans.

Movements in the present value of defined benefit obligations

	2010	2009	2008
	(in EUR thousands)
Present value of defined benefit obligations at January 1	1,064	845	878
Gains/losses recognized in income statement	(16)	219	(33)

Present value of defined benefit obligations at December 31	1,048	1,064	845

The amount included in the consolidated statement of financial position arising from defined benefit obligations, as of December 31, is

	2010	2009	2008	2007	2006
	(in EUR thousands)
Present value of defined benefit obligations	1,048	1,064	845	878	983
Fair value of scheme assets—funded	(1,031)	0	0	0	0

Defined benefit liability—unfunded	17	1,064	845	878	983

Expense recognised in the consolidated income statement

	2010	2009	2008
	(in EUR thousands)
Interest expense	54	87	47
Actuarial gains and losses	812	132	(80)

	866	219	(33)

Development of plan assets

	2010	2009	2008
	(in EUR thousands)
at January 1	0	0	0
Contributions by the sponsoring companies	1,913
Actuarial gains and losses	(882)

at December 31	1,031	0	0

        In the income statement, the expense (2008 income) of k€ 866 (2009 k€ 219; 2008: k€ (33)) is recognised in general administration expense.

        The following table shows the principal actuarial assumptions:

	2010	2009
Biometrical calculation assumptions	Heubeck tables 2005G	Heubeck tables 2005G
Interest rate at December 31	4.90%	5.20%
Expected salary increase	0.00%	0.00%
Expected pension increase	1.00%	2.00%

        In the three years ending 2010 no payments were made under these plans. The value of the obligations from pension plans is determined annually at December 31. During 2010 these obligations were contracted out to an insurance company. Following the transfer of the pension obligation to the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Employee benefits (Continued)

insurance company, the guaranteed increase in pensions is 1% only. The company does not expect to have any further obligation under these schemes.

23.   Share-based payment

        The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

        In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. Under this plan 1,123,614 options for the purchase of 1,791,832 common shares were outstanding as of December 31, 2010.

AIXTRON stock option plan 2002

        In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. No grants were issued with a strike price less than fair market value. A total of 623,895 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2010.

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

        Options were granted as follows:

2007	759,100
2008	779,000
2009	778,850
2010	779,950

Genus stock option plan 2000

        With the acquisition of Genus, Inc. the company adopted the Genus Incentive Stock Option Plan 2000. Under this plan at the date of acquisition options were authorized to purchase the equivalent of 2,013,487 AIXTRON ADS. Options granted before October 3, 2003 vest over a three-year-period and expire five years from the date of grant. Options granted after October 3, 2003 vest over a four-year-period and expire ten years from the date of grant.

        A total of 6,610 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2010. Upon exercise of options new shares are issued from the trust (see note 20).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

Summary of stock option transactions

AIXTRON share options

	2010		2009
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(EUR)		(EUR)
Balance at January 1	4,998,686	16.52	5,149,197	13.76
Granted during the year	779,950	26.60	778,850	24.60
Exercised during the year	512,689	6.83	792,624	5.00
Forfeited during the year	111,195	8.99	136,737	8.76

Outstanding at December 31	5,154,752	19.17	4,998,686	16.52

Exercisable at December 31	937,426	18.62	799,520	19.51

Genus share options

	2010		2009
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(USD)		(USD)
Balance at January 1	6,935	7.33	142,499	5.96
Exercised during the year	325	5.08	123,038	5.95
Expired during the year			12,526	5.81

Outstanding at December 31	6,610	7.44	6,935	7.33

Exercisable at December 31	6,610	7.44	6,935	7.33

AIXTRON stock options as of December 31, 2010

Exercise price per share (EUR)	Underlying shares represented by outstanding options	Shares represented by exercisable options	Average option life (in years)
18.70	406,824	406,824	3.5
67.39	393,728	109,132	4.5
26.93	392,900	0	5.5
7.48	598,380	0	6.5
3.10	30,150	30,150	2.5
6.17	80,170	80,170	3.5
3.83	513,575	197,775	5.5
10.09	453,225	113,375	7.0
4.17	748,500	0	8.0
24.60	763,150	0	9.0
26.60	774,150	0	10.0

	5,154,752	937,426

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

Genus stock options as of December 31, 2010

Average exercise price (USD)	Outstanding	Exercisable	Average option life (in years)
3.55	1,000	1,000	3.9
7.20	4,590	4,590	3.3
12.35	1,020	1,020	2.9

	6,610	6,610

Assumptions used to calculate fair values and share-based payment expenses

        The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a binomial lattice model. In accordance with IFRS 2 the measurement includes only options which were granted after November 7, 2002. In 2010, the personnel expenses from share-based payments were k€ 3,645 (2009: k€ 2,149; 2008: k€ 1,808). As of December 31, 2010 an amount of k€ 11,506 relating to stock options granted prior to that date had not yet been recognised as a personnel expense. This amount will be charged over the period to 2015. The expected allocation of the expense is as follows: 2011: k€ 5,189, 2012: k€ 3,792, 2013 k€ 1,824, 2014: k€ 619 and 2015: k€ 82.

AIXTRON share options granted

	in 2010	in 2009	in 2008
Fair value on grant date	8.87 €	8.62 €	1.77 €

Price per share	23.54 €	19.00 €	4.30 €
Exercise price	26.60 €	24.60 €	4.17 €
Expected volatility	58.02%	56.38%	52.69%
Option life	10.0 years	10.0 years	10.0 years
Expected dividend payments	0.55 €	0.00 €	0.00 €
Risk-free interest rate	2.62%	3.44%	4.04%

        The expected volatility is based on historical volatility.

24.   Provisions

        Development and breakdown of provisions:

	January 1, 2010	Exchange rate differences	Usage	Reversal	Addition	December 31, 2010	Current	Non- current
	(in € thousands)
Personnel expenses	8,162	209	7,053	1,089	14,480	14,709	14,709	0
Warranties	4,710	56	4,710	78	7,731	7,709	7,709	0
Onerous contracts	1,182	93	0	465	329	1,139	752	387
Commissions	4,002	(4)	3,814	142	9,566	9,608	9,608	0
Other	8,898	79	6,711	1,192	9,684	10,758	10,758	0

Total	26,954	433	22,288	2,966	41,790	43,923	43,536	387

Personnel expenses

        These include mainly provisions for holiday pay and bonuses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Provisions (Continued)

Provisions for onerous contracts

        These include provisions for contracts connected with obligations, including rent payable and contract risks.

Other provisions

        Other provisions consist mainly of the estimated cost of services received, customs duties and estimated obligations arising from leases.

25.   Trade payables and other current liabilities

        The liabilities consist of the following:

	Dec. 31, 2010	Dec. 31, 2009
	(in EUR thousands)
Trade payables	39,643	21,419

Liabilities from grants	950	1,352
Payroll taxes and social security contributions	883	685
VAT and similar taxes	631	173
Derivatives that are designated and effective as hedging instruments carried at fair value:
Forward foreign currency contracts	735	1,692
Financial instruments carried at fair value through the profit or loss (FVTPL):
Foreign currency options	461	810
Other liabilities	374	55

	4,034	4,767

	43,677	26,186

        The carrying amount of trade payables and other current liabilities approximates their fair value. Trade payables, grant liabilities, taxes and other liabilities fall due for payment within 90 days of receipt of the relevant goods or services. The maturities of currency contracts are shown in note 26.

26.   Financial instruments

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

        The AIXTRON Group's central management co-ordinates access to domestic and international financial institutions and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposure to risk by likelihood and magnitude. These risks cover all aspects of the business, including financial risks; and the risk management system is in accordance with the corporate governance recommendations specified in the German Corporate Governance Code.

        Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial instruments (Continued)

Liquidity risks

        Liquidity risk is the risk that the Group is unable to meet its existing or future obligations due to insufficient availability of cash or cash equivalents. Managing liquidity risk is one of the central tasks of AIXTRON SE. In order to be able to ensure the Group's solvency and flexibility at all times cash and cash equivalents are projected on the basis of regular financial and liquidity planning.

        As at December 31, 2010 the group had no borrowings (2009: nil). Financial liabilities of k€ 43,677 (2009: k€ 26,186) consisting of trade payables and other liabilities and are shown in Note 25, together with an analysis of their maturity.

        As at December 31, 2010 the group had k€ 182,118 cash and cash equivalents (2009: k€ 211,192) and a further k€ 202,587 of fixed deposits with banks (2009: k€ 90,000).

Credit risks

        Financial assets generally exposed to a credit risk are trade receivables (see note 17) and cash and cash equivalents.

        The Group's cash and cash equivalents are kept with banks that have a good credit standing. Central management of the Group assesses the counter-party risk of each financial institution dealt with and sets limits to the Group's exposure to those institutions. These credit limits are reviewed from time to time so as to minimise the default risk as far as possible and to ensure that concentrations of risk are managed.

        The maximum exposure of the Group to credit risk is the total amount of receivables, financial assets and cash balances as described in notes 17, 18 and 19.

Market risks

        The Company's activities expose it to the financial risks of changes in foreign currency exchange rates and interest rate risks. Interest rate risks are not material as the company only receives a minor amount of interest income. The Company does not use derivative financial instruments to manage its exposure to interest rate risk. Cash deposits are made with the company's bankers at the market rates prevailing at inception of the deposit for the period and currency concerned. There has been no change to the Company's exposure to market risk or the manner in which it manages and measures the risk.

Foreign currency risk

        The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts to hedge the exchange rate risk arising on the export of equipment. The main exchange rates giving rise to the risk are those between the US Dollar, Pound Sterling and Euro.

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2010	2009	2010	2009
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
US Dollars	(4,483)	(3,782)	121,148	65,587
GB Pounds	(11,991)	(3,785)	4,318	18,719

        Exposures are reviewed on a regular basis and are managed by the Company through sensitivity analysis.

Foreign currency sensitivity analysis

        The Company is mainly exposed to US Dollar and Pound Sterling exchange rate risks through its worldwide activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial instruments (Continued)

        The following table details the company's sensitivity to a 10 percent change in the value of the Euro against the Dollar and Pound. A positive number indicates an increase in profit and other equity, a negative number indicates a reduction in profit and other equity.

	USD Currency Effect		GBP Currency Effect
Increase in value of Euro by 10%	2010	2009	2010	2009
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Profit or loss	6,776	(9,483)	76	(132)
Other comprehensive income	12,515	3,788	—	5,428

	USD Currency Effect		GBP Currency Effect
Decrease in value of Euro by 10%	2010	2009	2010	2009
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Profit or loss	(6,988)	13,120	(76)	132
Other comprehensive income	(13,109)	(3,788)	—	(5,428)

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

Forward foreign exchange contracts

        The company enters forward foreign exchange contracts with banks to cover receipts from highly probable forecast sales denominated in US Dollars.

        The following table details the forward foreign currency contracts outstanding as at the reporting date:

	Foreign Currency		Contract Amount		Fair Value
					Assets		Liabilities
					Dec. 31,
	2010	2009	2010	2009	2010	2009	2010	2009
	(kUSD)	(kUSD)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash flow hedges
Sell US Dollars buy Euros
Less than 3 months	45,000	39,000	33,827	27,294	350	594	(204)	(385)
3 to 12 months	135,000	76,000	101,539	51,752	871	98	(531)	(1,307)
Fair Value Hedges through the Profit or Loss
Options to sell US Dollars buy Euros
Less than 3 months	30,000	75,000	22,388	50,714	371	568	—	—
3 to 12 months	30,000	210,000	22,388	140,000	700	2,917	—	—
Options to sell Euros buy US Dollars
Less than 3 months	30,000	15,000	24,234	11,538	—	—	(109)	(17)
3 to 12 months	30,000	60,000	24,234	44,444	—	—	(352)	(793)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial instruments (Continued)

Foreign currency cash flow hedges

        As of 31st December 2010, the aggregate amount of unrealised losses (2009: losses) on forward foreign exchange contracts deferred in the hedging reserve relating to the exposure on anticipated future transactions is k€ 340 (2009: k€ 1,115).

        The unrealised losses of k€ 1,115 (31 December 2008: k€ 0) included in income and expenses recognised in equity as of December 31, 2009 were fully reversed and recognised in the income statement at maturity date of the contracts in the financial year. The losses actually realised in 2010 were k€ 7,951 (2009: losses k€ 0).

Foreign currency option contracts

        The company has also entered into option contracts to hedge the exchange rate risk on US Dollar sales proceeds in 2011. The contracts are classified as at fair value through the profit and loss account.

        Unrealised gains of k€ 610 (2009: k€ 2,675) on forward exchange contracts are recognised in Other Operating Income in the income statement.

Fair values

        Cash and cash equivalents, loans and receivables and held to maturity investments are stated at amortised cost. At FVTPL and hedging derivatives are stated at fair value.

        The fair values and the carrying amounts of the financial instruments shown in the balance sheet are shown in the following table. Financial assets are classified into categories.

FINANCIAL ASSETS 2010

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	(in EUR thousands)
Cash and cash equivalents	182,118	0	0	0	0	182,118
Fair value of derivative financial instruments	0	0	0	1,071	1,221	2,292
Other financial assets	0	0	202,587	0	0	202,587
Other non-current assets	0	807	0	0	0	807
Trade receivables	0	88,407	0	0	0	88,407

Total	182,118	89,214	202,587	1,071	1,221	476,211

FINANCIAL LIABILITIES 2010

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	(in EUR thousands)
Fair value of derivative financial instruments	0	0	0	461	735	1,196
Trade payables	0	0	39,643	0	0	39,643
Advance payments from customers (not in the scope of IFRS 7)	0	0	117,477	0	0	117,477

Total	0	0	157,120	461	735	158,316

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial instruments (Continued)

FINANCIAL ASSETS 2009

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	(in EUR thousands)
Cash and cash equivalents	211,192	0	0	0	0	211,192
Fair value of derivative financial instruments	0	0	0	3,485	692	4,177
Other financial assets	0	0	90,000	0	0	90,000
Other non-current assets	0	644	0	0	0	644
Trade receivables	0	49,265	0	0	0	49,265

Total	211,192	49,909	90,000	3,485	692	355,278

FINANCIAL LIABILITIES 2009

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	(in EUR thousands)
Fair value of derivative financial instruments	0	0	0	810	1,692	2,502
Trade payables	0	0	21,419	0	0	21,419
Advance payments from customers (not in the scope of IFRS 7)	0	0	87,918	0	0	87,918

Total	0	0	109,337	810	1,692	111,839

Derivatives

        The fair value is the estimated amount that a financial institution would receive or pay to terminate the derivative contracts at the reporting date, taking into account current exchange rates, volatility and the credit-worthiness of the counterparties (mark-to-market). The values are derived from inputs other than quoted prices that are observable for the asset or liability either directly (as prices) or indirectly (derived from prices). This is level 2 in the hierarchy of fair value measurement techniques.

Trade receivables/payables

        For trade receivables/payables due within less than one year, the fair value is taken to be the nominal value. All other receivables/payables are discounted to determine the fair value.

27.   Operating leases

Leases as lessee

        Non-cancellable operating lease rentals are payable as follows:

(in EUR thousands)
2011	4,179
2012	2,659
2013	982
2014	762
2015	641
after 2015	929

10,152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.   Operating leases (Continued)

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

        The expenses for leasing contracts were k€ 3,959 k€ 2,922 and k€ 2,174 for 2010, 2009 and 2008 respectively.

28.   Capital commitments

        As of December 31, 2010, the Company had entered into purchase commitments with suppliers in the amount of k€ 92,277 (2009: kE€ 75,759) for purchases within the next 12 months. Commitments for capital expenditures are k€ 6,514 (2009: k€ 336) as of December 31, 2010.

29.   Contingencies

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

        International Rectifier Corporation (IRC), of El Segundo, California, USA had filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of IRC's former employees, including IRC's founder and former CEO Alex Lidow, as well as five companies, including AIXTRON. Having had its lawsuit dismissed in the U.S. District Court, IRC re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, IRC dropped some of its claims against the defendants, and the California court dismissed additional claims. As at December 31, 2010, two of IRC's claims remained in the case against AIXTRON.

        On January 24, 2011, AIXTRON and IRC entered into a settlement agreement in which IRC agreed to withdraw its action in return for voluntary disclosure by AIXTRON of certain documents as well as witness statements to IRC in support of IRC's still pending action against the remaining defendants. On February 3, 2011, the Superior Court of California, County of Los Angeles, California, USA has filed and entered the dismissal with prejudice of the action against AIXTRON.

30.   Related parties

Identity of related parties

        Related parties of the Company are members of the Executive Board and members of the Supervisory Board.

Remuneration of Executive Board

        Active members of the executive board are remunerated as follows:

	2010	2009
	(in EUR thousands)
Short-term employee benefits	7,620	5,149

Total cash remuneration	7,620	5,149

Share-based payment	1,383	1,344

Total remuneration	9,003	6,493

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Related parties (Continued)

        The following table shows the remuneration of the Executive Board for each individual member in 2010:

Executive Board Member	Fixed remuneration	Variable remuneration	Total monetary Remuneration	Number of granted Options	Option Value at grant date	Total Remuneration
	(kEUR)	(kEUR)	(kEUR)	(No.)	(kEUR)	(kEUR)
Paul Hyland	434	2,888	3,322	52,000	461	3,783
Wolfgang Breme	309	1,806	2,115	52,000	461	2,576
Dr. Bernd Schulte	377	1,806	2,183	52,000	461	2,644

Total	1,120	6,500	7,620	156,000	1,383	9,003

Remuneration of Supervisory Board

        Remuneration of the members of the Supervisory Board consists of the following:

	2010	2009
	(in EUR thousands)
Fixed remuneration	153	153
Variable remuneration	612	384
Attendance fee	36	30

Remuneration of Supervisory Board total	801	567

        The following table shows the remuneration of the Supervisory Board in 2010 for each individual member:

Supervisory Board Member	Fixed		Variable		Attendance Fee	Total
Kim Schindelhauer* (Chairman of the Supervisory Board)	54		216		7	277
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	27		108		9	144
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	18		72		14	104
Karl-Hermann Kuklies	18		72		0	90
Prof. Dr. Rüdiger von Rosen	18		72		0	90
Joachim Simmroß*	18		72		6	96

	153	**	612	***	36	801

*
member of the audit committee

**
of which kEUR 149 is for the period from January 1, 2010 to December 21, 2010 for duties performed as the supervisory board of AIXTRON AG and k€ 4 for the period from December 22, 2010 to December 31, 2010 for duties performed as the supervisory board of AIXTRON SE (subject to the resolution of the Annual General Meeting according to §113 sec. 2 AktG)

***
of which kEUR 595 is for the period from January 1, 2010 to December 21, 2010 for duties performed as the supervisory board of AIXTRON AG and k€ 17 for the period from December 22, 2010 to December 31, 2010 for duties performed as the supervisory board of AIXTRON SE (subject to the resolution of the Annual General Meeting according to §113 sec. 2 AktG)

        The Remuneration Report which is included in the Corporate Governance report contains further details regarding the remuneration of Executive Board and Supervisory Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Consolidated entities

        AIXTRON SE controls the following subsidiaries:

		Share of capital in %
	Country	2010	2009
AIXTRON, Inc.	USA	100	100
AIXTRON Ltd.	England & Wales	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
AIXTRON A.B.	Sweden	100	100
AIXTRON K.K.	Japan	100	100
Nanoinstruments Ltd	England & Wales	100	100
Genus trust*	USA	n.a.	n.a.

*
The shares in Genus trust are attributed, as beneficial owner, to AIXTRON, as control exists through the trust relationship with AIXTRON SE.

32.   Events after the reporting period

        There are no events which have occurred after the balance sheet date, of which the directors have knowledge, which would result in a different assessment of the Company's net assets, results of operation and financial position.

33.   Auditors' fees

        Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2010	2009
	(in EUR thousands)
for audit	773	640
for other confirmation services	69	94
for tax advisory services	242	142
for other services	1	9

	1,085	885

        Included in the total amount of fees are fees for the group auditor Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of k€ 466 for audit (2009: k€ 409), k€ 62 for other confirmation services (2009: k€ 94), k€ 134 for tax services (2009: k€ 113) and k€ 1 for other services (2009: k€ 9).

34.   Employees

        Compared to last year, the average number of employees during the current year was as follows:

Employees by Function

Average number for the year	2010	2009
Sales	68	71
Research and Development	240	197
Manufacturing and Service	351	278
Administration	90	90

Employees (§ 314 HGB)	749	636
Executive board members	3	3
Apprentices	12	16

Total Employees	764	655

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35.   Statement of compliance with the German Corporate Governance Code

        In 2010, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available on the Company's web site at http://www.aixtron.com/index.php?id=91&L=1.

36.   Supervisory Board and Executive Board

Composition of the Supervisory Board as of December 31, 2010

  •
  Dipl.-Kfm. Kim Schindelhauer, Aachen, businessman (Chairman of the Supervisory Board since 2002)

  •
  Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman of the Supervisory Board since 2002)

  •
  Prof. Dr. Wolfgang Blättchen, Leonberg, business consultant, Executive Board of Blättchen & Partner AG, Leonberg, until 30th June 2010, Managing Director of Blättchen Advisory Group since 6th July 2010 (member of the Supervisory Board since 1998)

    o    Membership of Supervisory Boards and controlling bodies:

    •
    HAUBROK AG, Düsseldorf—Deputy Chairman of the Supervisory Board—

    •
    APCOA Parking AG, Stuttgart—member of the Supervisory Board—

    •
    Datagroup IT Services Holding AG, Pliezhausen—member of the Supervisory Board—until February 22, 2011

    •
    FAS AG, Stuttgart—member of the Supervisory Board—

    •
    Pfisterer Holding AG, Winterbach—Chairman of the Supervisory Board since 23rd June 2010—

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

    •
    Prime Time Entertainment AG, Mörfelden—Deputy Chairman of the Supervisory Board—until 20th January 2010

    •
    ICF Kursmakler AG, Frankfurt/Main—Deputy Chairman of the Supervisory Board—since 30th August, 2010

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
    Astyx GmbH, Ottobrunn—member of the Advisory Board—

        The following gentlemen are members of the Company's Executive Board:

  •
  Paul Hyland, Aachen, businessman, Chairman, President and Chief Executive Officer since 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36.   Supervisory Board and Executive Board (Continued)

  •
  Dr. Bernd Schulte, Aachen, physicist, Executive Vice President and Chief Operating Officer since 2002

  •
  Dipl.-Kfm. Wolfgang Breme, Aachen, business graduate, Executive Vice President and Chief Financial Officer since 2005

    o    Membership of Supervisory Boards and controlling bodies:

    •
    Deutsches Aktieninstitut e.V., Frankfurt/Main—member of the Executive Board—

37.   Critical accounting judgments and key sources of estimation and uncertainty

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

        Revenue Recognition

        Revenue is generally recognised in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance (see note 2 (n)). The Company believes, based on past experience, that this method of recognising revenue fairly states the revenues of the Company. The judgements made by management include an assessment of the point at which substantially all of the risks and rewards of ownership have passed to the customer.

        Goodwill

        As stated in the accounting policies, the Company tests at least annually whether goodwill has suffered impairment. If there is an indication, the recoverable amount of the cash generating unit has to be estimated. This is the greater of the fair value less costs to sell and the value in use. The determination of the value in use involves making judgements and estimates related to the projection and discounting of future cash flows. Although the Company believes the assumptions used to calculate recoverable amount are appropriate, any unforeseen changes in these assumptions could result in impairment charges to goodwill which could adversely affect the future financial position and operating results. The carrying amount of goodwill is disclosed in note 12.

        Valuation of Inventories

        Inventories are stated at the lower of cost and net realisable value. This requires the Company to make judgments concerning obsolescence of materials. This evaluation requires estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. The carrying amount of inventories is disclosed in note 16.

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

        Income Taxes

        At each balance sheet date, the Company assesses whether the realisation of future tax benefits is sufficiently probable to recognise deferred tax assets. This assessment requires the exercise of judgement on the part of management with respect to future taxable income. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company's ability to utilize future tax benefits. The carrying amount of deferred tax assets is disclosed in note 14.