Form 20-F
period 2011-12-31
AIXTRON SE
filed 2012-03-01
CIK 1089496

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2011: 101,789,527 ordinary shares, no par value.

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

        Due to rounding, numbers presented throughout this report may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

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

As of or For the Year Ended December 31,	2011 IFRS	2010 IFRS	2009 IFRS	2008 IFRS	2007 IFRS
	(thousand EUR, except share and per share data)
Consolidated Income Statement Data:
Revenues	610,960	783,775	302,857	274,404	214,815
Operating result	112,880	275,510	62,725	32,489	20,643
Profit/Loss attributable to the equity holders of AIXTRON SE (after taxes)	79,536	192,496	44,766	22,994	17,250
Basic earnings per share	0.79	1.93	0.49	0.26	0.20
Diluted earnings per share	0.78	1.89	0.48	0.25	0.19
Dividend payments(1)	60,708	15,100	8,181	6,332	0
Dividends declared per common share(1) (EUR)	0.60	0.15	0.09	0.07	0.00
Dividends declared per common share(1) (USD(2))	0.84	0.20	0.13	0.10	0.00
Consolidated Statement of Financial Position Data:
Total assets	777,259	823,432	573,094	314,827	296,827
Total liabilities	148,919	223,108	159,565	101,938	98,473
Minority interests	0	0	0	0	0
Total shareholders' equity and net assets	628,340	600,324	413,529	212,889	198,354
Subscribed capital	100,711	100,101	99,588	89,692	89,139
Other Data:
Adjusted weighted average number of shares outstanding
—basic	100,530,006	99,871,834	91,609,912	89,478,415	88,163,952
—diluted	101,834,717	101,746,466	93,015,677	90,494,901	88,947,886

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

        The table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for US-Dollar per Euro for AIXTRON's last five fiscal years. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average Rate
2011	1.3931
2010	1.3261
2009	1.3933
2008	1.4695
2007	1.3703

        The following table shows the noon buying rates for Euros in US-Dollars for the last six months.

Month ended	High	Low
February 2012 (through February 10, 2012)	1.3297	1.3106
January 2012	1.3192	1.2682
December 2011	1.2926	1.3487
November 2011	1.3244	1.3803
October 2011	1.3281	1.4172
September 2011	1.3446	1.4283
August 2011	1.4510	1.4158

        On February 10, 2012, the noon buying rate was USD 1.3187 per € 1.00.

B.    Capitalization and Indebtedness

Not applicable

C.    Reasons for the Offer and Use of Proceeds

Not applicable

 D.    Risk Factors

        Any of the following risks could have a material adverse effect on AIXTRON's financial position, results of operations, liquidity and the actual outcome of matters that the forward-looking statements contained in this annual report refer to. The risks described below are not the only ones the Company faces. There may be additional risks AIXTRON is currently unaware of, and risks that are common to most companies. There may also be risks that AIXTRON now believes are immaterial, but which may ultimately have a material adverse effect on the Company's financial position, results of operations, liquidity and the actual outcome of matters that the forward-looking statements contained in this annual report refer to. For additional information regarding forward-looking statements, see "Forward-looking statements" included in this annual report.

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

Uncertainties of economic and political conditions, in particular by the current global macroeconomic situation, may adversely impact AIXTRON's financial position and results of operations.

        In 2011, the global economy was faced with major challenges arising from the sovereign debt crisis in certain Eurozone countries and the slowing economy in the U.S. which may result in increased credit tightness issues and a continued economic slowdown in 2012. Although AIXTRON had no bank borrowings during 2011, it has cash bank deposits. AIXTRON monitors the financial condition of its banking partners, but if one of AIXTRON's banking partners were to default before AIXTRON detected the problem or took appropriate measures, this could adversely impact AIXTRON's financial position. A global economic slowdown might adversely affect AIXTRON's customers and suppliers. In addition to the potential for pricing pressure and reduced demand, AIXTRON customers might delay or cancel orders and suppliers might delay or cancel deliveries, which could adversely affect AIXTRON's ability to align its production capacity with its sales and could result in inventory write downs. These conditions might make it challenging for AIXTRON to plan and adapt, which could adversely impact AIXTRON's results of operations.

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

        AIXTRON's customer base has been and may in the future be concentrated. Orders from a relatively limited number of customers have accounted for, and likely will continue to account for, a substantial portion of the Company's revenues, which may lead customers to demand pricing and other terms less favorable to the Company. If a principal customer discontinues its relationship with AIXTRON or suffers economic setbacks, AIXTRON's business, financial condition and operating results could be materially and adversely affected. AIXTRON's ability to increase revenues in the future will depend in part upon its ability to obtain orders from new customers. AIXTRON cannot be certain that it will be able to do so. In addition, because a relatively small number of large manufacturers, many of whom are AIXTRON's customers, dominate the industries in which they operate, it may be especially difficult for the Company to replace these customers if it loses their business. A large portion of orders in AIXTRON's order backlog are orders from its principal customers. Furthermore, AIXTRON does not have long-term contracts with many of its customers. The Company's customers may delay existing or new orders because of raw material shortages, credit/

liquidity tightness or delays in preparing their facilities. Any such delays could have a negative impact on customer acceptance of AIXTRON's systems, and ultimately, on its ability to generate revenues. As a result, the Company's agreements with its customers do not provide any assurance of future revenues and AIXTRON is exposed to competitive price pressure on most new orders it attempts to obtain. The Company's failure to obtain new orders from new or existing customers would have a negative impact on its results of operations. Because of the significant size of some orders and the limited ability of the Company to reduce expenses quickly in response to such delays, the Company may experience volatility in its results of operations.

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

        Some of AIXTRON's competitors have greater financial, engineering, manufacturing and marketing resources than the Company. In addition, AIXTRON faces competition from smaller emerging equipment companies whose strategy is to provide a portion of the products and services that the Company's semiconductor equipment business offers, using innovative technology to sell products into specialized markets. New product introductions or enhancements by AIXTRON's competitors could cause a decline in revenues or loss of market acceptance of AIXTRON's existing products. Increased competitive pressure could also lead to intensified price competition resulting in lower margins. The Company's failure to compete successfully with these other companies would seriously harm its business.

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

        Revenues outside of Europe accounted for 95.69% of the Company's total revenues for the year ended December 31, 2011, versus 96.04% for the year ended December 31, 2010, and 86.30% of total revenues for the year ended December 31, 2009. Revenues from AIXTRON's Asian-based customers accounted for 89.66% for the year ended December 31, 2011, versus 91.46% for the year ended December 31, 2010, and 82.56% of total revenues for the year ended December 31, 2009. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's revenues will be subject to risks, including:

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

        The Company's operations are conducted by entities in many countries and a substantial portion of its sales and productions costs are denominated in currencies other than the Euro. As a result, fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the pound sterling, may affect the Company's operating results. In addition, changes in monetary or other policies, including as a result of the sovereign debt crisis in certain Eurozone countries and the slowing economy in the U.S., would also likely affect foreign currency exchange rates. AIXTRON may not be able to effectively reduce or eliminate the risk that fluctuations in foreign currencies will adversely affect its operating results.

        Further details can be found in "Item 11, Quantitative and Qualitative Disclosure about Market Risk."

Because AIXTRON's operating income is subject to taxation in differing jurisdiction, the Company is exposed to a number of different tax risks.

        Because AIXTRON operates in a number of countries throughout the world, including the U.S., its operating income is subject to taxation in differing jurisdictions and at differing tax rates. AIXTRON seeks to organize its affairs in a tax efficient and balanced manner, taking into account the applicable regulations of the jurisdictions in which it operates. As a result of the Company's multi-jurisdictional operations, it is exposed to a number of different tax risks, including tax risks related to: income tax, value added tax, payroll tax, social security tax, customs and excise duties, sales and use tax, U.S. state tax, withholding tax requirements, tax treaty interpretation, tax credits, permanent establishments, transfer pricing on internal deliveries of goods and services (including benefit tests and requirements to prove the arm's length character of internal transactions), loss carry-forwards, multi- jurisdictional double taxation, acquisitions, dispositions, reorganizations, and internal restructurings.

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

  •
  diversion of AIXTRON's management's attention from daily operations of the business; and

  •
  the impairment of acquired intangible assets as a result of technological advancements, or worse-than-expected performance of acquired companies.

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

Item 4:    Information on the Company

A.    History and Development of the Company

Introduction

        AIXTRON SE was incorporated as a German limited liability corporation in 1983 and converted to a stock corporation under the laws of the Federal Republic of Germany in 1997. In 2010, AIXTRON converted from a German stock corporation ("Aktiengesellschaft" or "AG") to a stock corporation in the form of a European Company ("Societas Europaea" or "SE"). As such, AIXTRON SE is subject not only to the German stock corporation law, but also to the superseding European SE regulations and the German SE Implementation Act (SE-Ausführungsgesetz). As a result of such conversion, AIXTRON will continue to be treated to a large extent like a German stock corporation, including with respect to capital measures, shareholders' meetings and accounting. AIXTRON is headquartered in Herzogenrath, Germany and has wholly-owned subsidiaries in the United Kingdom, China, Japan, South Korea, Sweden, Taiwan and the United States. AIXTRON's principal executive office is located at Kaiserstrasse 98, D-52134 Herzogenrath, Germany, and the Company's telephone number there is +49-241-8909-0. AIXTRON's agent for service of process in the United States is AIXTRON, Inc., 1139 Karlstad Drive, Sunnyvale, California 94089.

Important Events

AIXTRON China Ltd.

        On January 31, 2011, the Company established a new subsidiary, AIXTRON China Ltd., in Shanghai, China. AIXTRON is now able to directly recruit and employ local and foreign employees in China. This was previously managed through a Chinese Government employment agency. The new legal structure also makes potential future plans to open AIXTRON China Ltd. branch offices easier to initiate and execute. AIXTRON will also be able to streamline the process and reduce the management of any local sourcing of components, assemblies and spare parts in China. This structural change is part of the Company's strategy to prepare the organization for the substantial growth potential that the Chinese market represents. This potential is evidenced by the increasing local momentum being focused on the key economic and developmental targets detailed in the 12th Chinese Five-Year Plan (2011-2015), released in March, 2011. This latest extensive Government plan provides a strong national focus on energy efficiency, including LED lighting technologies.

Amendments to Articles of Association

        For information regarding amendments to AIXTRON's Articles of Association, refer to Item 10.B. "Additional Information—Memorandum and Articles and Association" in this report.

 Capital Expenditures

        For information regarding capital expenditures, refer to Item 5.B. "Liquidity and Capital Resources—Investments" in this report.

B.    Business Overview

Business Model

        AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge applications.

        AIXTRON's business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

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

        AIXTRON supplies to customers both full production-scale material deposition systems and small scale systems for R&D and small-scale pre-production use.

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

Employees

        AIXTRON's success very much depends on the achievements and motivation of the Company's staff. The employees are recruited on the basis of professional and personal qualifications and experience. Apart from the direct advertising of job opportunities to attract new employees, AIXTRON regularly participates in job fairs and other career events, publishes dedicated press articles, and enjoys close local collaborative relationships with RWTH Aachen University and the University of Cambridge.

        During the last few years, the Company has implemented various measures to increase the attractiveness of AIXTRON as an employer, with the aim of achieving the long-term retention of employees. These measures include: flexible work times, individual work place design, project team structures, regular performance feedbacks, health management, child care support, staff canteen, employee communication newspaper "AIXpression", etc. Several internal training programs facilitate the identification and promotion of talent.

        The Company's training center offers a number of training classes, ranging from new hire orientation classes to continuous education, with topics ranging from quality assurance to environmental and workplace safety management, leadership, and labor law issues. Additionally, AIXTRON supports internships and students in the writing of their diploma and doctoral theses on topics of relevance to AIXTRON.

        As a global company with an international corporate culture, AIXTRON manages diversity with the aim of creating a productive work atmosphere, to prevent social discrimination, and to cultivate equal opportunities. AIXTRON considers its labor relations to be satisfactory.

        In 2011, influenced by the increased business activities in the first half of the year, the total number of employees increased by 25%, from 784 employees at the end of 2010 (2009: 687) to 978 at December 31, 2011. The areas of biggest individual increase in employees occurred in the groups who work in Sales and R&D, which grew by 37% and 28% respectively in 2011 and the largest group of permanent employees was employed in Manufacturing and Service positions. In 2010, the biggest individual increase in employees occurred in the group who work in R&D, which grew by 20%, and the largest group of permanent employees was employed in Manufacturing and Service positions.

	2011		2010		2009		Development from 2010 to 2011 ("2011-2010")
Employees by Function	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Sales	85	9	62	8	72	10	23	37
Research and Development	318	32	248	32	206	30	70	28
Manufacturing and Service	450	46	375	48	316	46	75	20
Administration	125	13	99	12	93	14	26	26

Total	978	100	784	100	687	100	194	25

        As of December 31, 2011, the majority of AIXTRON's worldwide permanent employees were based in Europe.

	2011		2010		2009		2011-2010
Employees by Region	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Asia	181	19	154	20	116	17	27	18
Europe	660	67	524	67	472	69	136	26
USA	137	14	106	13	99	14	31	29

Total	978	100	784	100	687	100	194	25

Technology, Products and Services

        AIXTRON's product range includes customized full production scale and research systems capable of depositing material films on a diverse range of different substrate sizes and materials.

        The deposition process technologies include Metal-Organic Chemical Vapor Deposition ("MOCVD"), Hydride Vapor Phase Epitaxy ("HVPE") for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition ("PVPD™"), Organic Vapor Phase Deposition ("OVPD®") or large area deposition for Organic Light Emitting Diodes ("OLED") applications. Plasma Enhanced Chemical Vapor Phase Deposition ("PECVD") is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For silicon semiconductor applications, the AIXTRON systems are capable of depositing material films on wafers of up to 300mm diameter, employing technologies such as: Chemical Vapor Deposition ("CVD"), Atomic Vapor Deposition ("AVD®") and Atomic Layer Deposition ("ALD").

        The following table summarizes the products and technologies AIXTRON offers to its customers for use in specific applications and devices:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD
	CVD	PVPD™	ALD
	PECVD		AVD®
HVPE
Products	Planetary Reactor®	Gen1 R&D Tool	Lynx CVD
	Close Coupled Showerhead®	Gen 2 Production Tool	Tricent® ALD
	Nano CVD Reactors; 'BM Series'	Gen 3.5 Production Tool	Tricent® AVD®
	Hot-Wall Reactors: VP series		QXP-8300
Potential Applications/Devices	LEDs	OLEDs for displays	Metal and Oxide films for CMOS gate stacks
	Optoelectronics (photo diodes, lasers, modulators for telecom/datacom)	OLEDs for solid state lighting	Metal and Oxide films for capacitor structures in DRAMs and FeRAMs
	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells
	High-Frequency devices (such as Hetero Bipolar Transistors and High Electron Mobility Transistors) for wireless datacom	Electronic semiconductor structures for flexible displays
	Silicon Carbide ("SiC") based High Power Devices	Functional polymer layers
	Gallium Nitride (GaN) based power electronics	Dielectric or passivating polymer films
Solar cells
Carbon Nanotubes: structures for electronic, display & heat sink applications
Graphene structures for electronic applications

        AIXTRON also offers a comprehensive range of peripheral equipment and services, including products capable of monitoring the concentration of gases in the air and for cleaning the exhaust gas from metal organic chemical vapor deposition processes. The Company can also assist its customers in designing the production layouts for the gas supply to thin film deposition systems. Additionally, the Company offers its customers training, consulting and support services.

        AIXTRON is constantly working on the improvement of existing technologies and products. In the course of the last three years, AIXTRON has introduced several new system generations and technologies, such as the QXP-8300 silicon semiconductor technology, the G5 planetary reactor and the CRIUS® II-XL Close Coupled Showerhead® reactor technology. For more information, please refer to item 5. "AIXTRON-specific Factors".

Research and Development

        AIXTRON maintains a strong, well funded and focused R&D program within the business. The Company has a comprehensive R&D infrastructure, which has been greatly extended by the new R&D center at the Company's headquarters in Herzogenrath. Through the numerous research projects AIXTRON is engaged in, and a highly skilled R&D team of 318 employees (2010: 248; 2009: 206), the Company is focused on retaining its position as a leading provider of deposition equipment for the manufacturing of device structures for the semiconductor industry.

        In addition to the new state-of-the-art R&D center in Herzogenrath, AIXTRON also operates R&D laboratories in Aachen (Germany), in Cambridge (United Kingdom) and in Sunnyvale (United States). These in-house research laboratories are equipped with the latest version AIXTRON systems and are used for researching new equipment, materials and processes for the production of semiconductor structures.

        AIXTRON's global R&D organization works as a technology matrix, with each project drawing on the expertise that resides within each center of excellence, regardless of location. The R&D team also works closely with the global sales and service organization to develop systems, tailored to customers' individual needs. Much of the work done by the AIXTRON R&D team is also in conjunction and collaboration with many well-known universities, external research centers and industrial partners worldwide, including many publicly and regionally funded development projects.

        The projects pursued in AIXTRON's R&D facilities are supported by cutting-edge simulation systems and techniques, which have been developed in-house, to become critical tools in significantly shortening development times in addition to reducing material and energy-intensive manufacturing and testing processes to a minimum.

        In 2011, R&D expenditures increased year on year, in line with expectations, by € 4.3 million, from € 46.1 million in 2010 (2009: € 32.9 million) to € 50.4 million, reflecting the Company's determination to further strengthen its technological positioning. For more information regarding R&D expenses from fiscal year 2009 through 2011, refer to Item 5.A "Operating Results—Development of Results—Operating Costs" in this report.

        AIXTRON plans to further increase R&D expenditures in 2012, underlining the commitment to remain a recognized technology and market leader. In the current compound semiconductor market environment, with an increased number of market participants, especially in China and with shortening product cycle times, Management believes that focused and market-led R&D is a critical success factor for AIXTRON. R&D activities include continual improvement programs, the delivery of more process capabilities, factory integration, increased automation and the development of new system architectures, all of which are targeted at enabling customers, who are faced with increasing margin pressure, to achieve improvements in throughput efficiencies and total cost of ownership.

        Moreover, the Company will continue to pursue new potential opportunities to leverage its core know how of material deposition into new market and technology areas beyond LEDs, as evidenced by AIXTRON's many internally and externally funded research projects.

        One recent example is AIXTRON's participation in the EU funded "HiPoSwitch" joint research project, which started in the third quarter of 2011, and addresses the power electronics market. Through a coordinated approach, the eight members of the research consortium are focused on the development of highly efficient Gallium Nitride (GaN) based power devices using Silicon as a substrate material. This new development has the potential to significantly improve the device's energy efficiency as well as its functional and lifetime performance. The most promising potential for GaN-on-Silicon power electronic devices is perceived to be in the fields of telecommunication, IT, consumer electronics, automotive and industrial applications.

        Started at the end of 2011, the German government funded "TeleGAN" joint research project also targets the power electronics industry; more specifically it aims to improve the power supply efficiency in wireless telecommunication base stations. The group of six research partners including AIXTRON, is focused on the development of free standing (FS) 2 Inch semi-isolating (SI) GaN substrates employing

AIXTRON's proven HVPE technology, to enable next generation HFET (heterostructure field-effect transistors) devices for extreme high voltage and high frequency applications.

        The research project "PROTECT" (production technology for the encapsulation of organic electronics), funded by the German region of North Rhine-Westphalia, was approved and started in the fourth quarter of 2011. It aims at the development of flexible organic electronic devices. Because of their potential energy and lighting efficiency, combined with potentially low material costs, OLEDs are seen as important future lighting and display sources, supplementing LED technology. AIXTRON, together with Philips and two other research partners will work on enhanced methods to create thin film barrier layers for a more cost efficient encapsulation technique for OLEDs. The project is ultimately focused on the development of new equipment concepts (cluster and in-line solutions) for the pilot production of high performance OLEDs.

Intellectual Property

        AIXTRON aims to secure its technology by patenting and protecting inventions and know-how, provided it is strategically expedient and possible for the Company to do so. As of December 31, 2011, 198 patent-protected inventions were in use, of which 11 were registered in the reporting period. Patent protection for these inventions applies in those sales markets relevant for AIXTRON, specifically in Europe, China, Japan, South Korea, Taiwan and the United States. These patents are maintained and renewed annually and will expire between 2012 and 2031.

        AIXTRON also has exclusive and non-exclusive licenses to patents owned by others covering certain AIXTRON's products, as well as SAP Software licenses.

        AIXTRON is the licensee of certain patents owned by Centre National de la Recherche Scientifique and Universal Display Corporation which are important to the Company's operations in the fields of AVD® and OVPD®. Under the terms of those licenses, AIXTRON sells epitaxial reactors that manage the layering of materials, produced by thin film deposition processes that enable the high precision liquid injection, evaporation and gas phase deposition of metal organic materials required to produce photoelectric and electronic devices. Similar principles are employed in the design of Organic Vapor Phase Deposition equipment for use in the manufacture of organic light emitting devices. Management finds it impractical to quantify the portion of revenues attributable to products that incorporate the technology governed by these agreements because all product sales can be aggregated into one group based upon the common technology.

Manufacturing

        The AIXTRON Manufacturing operation is principally involved in the final assembly stage of production, including equipment configuration, tuning and testing. The Company purchases all of the components and most of the assemblies required to manufacture the equipment from third-party contractors and suppliers. AIXTRON's contractors and suppliers are carefully selected and qualified to be able to source, supply and/or partially assemble and test individual equipment parts and sub-assemblies. For strategic reasons, there are typically several suppliers for each AIXTRON equipment component/assembly. However, AIXTRON single sources some key components for its systems and is therefore dependent on contracts with the specific supplier of such components. AIXTRON's own staff manages the whole manufacturing process and in conjunction with in-house contractors executes the final manufacturing steps as described above.

        Since 1994, AIXTRON has been assessed annually and awarded unlimited ISO 9001 certification. In 2003, the process-oriented management system was successfully certified in accordance with worldwide quality standard DIN EN ISO 9001:2000. In October 2009, this certification was upgraded to DIN EN ISO 9001:2008.

        The Company routinely complies with all applicable international standards and procedures for the equipment industry. The "CE" label qualification confirms the conformity of AIXTRON products with the applicable European directives and standards. Moreover, the "UL" standard for product admission to the US market and the recommended requirements of the SEMI organization are also complied with. When developing new equipment, the "Restriction of Hazardous Substances Directive, RoHS" is strictly adhered to, as are the internal compliance requirements to meet these specific rules and standards. Several independent certification companies, such as "TÜV" and "ETL" have also confirmed AIXTRON's compliance with their requirements and specifications through the issuance of the respective examination certifications.

 Marketing Channels

        The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives. The relationships with these appointed sales and service representatives are generally terminable at the Company's will. These arrangements typically require that AIXTRON reimburse the representatives for their business expenses as well as pay specified service rates or sales commissions, which vary by geographic region.

        AIXTRON's own Sales and Service Organization provides a full range of customer services, from the initial support of the customized development of an AIXTRON system, through to the final installation and ongoing customer training as well as operational support of its systems.

Customers and Principal Markets

        AIXTRON's semiconductor device customers are principally, but not exclusively, focused on the manufacturing of LEDs, wireless device, power electronics, optoelectronics, logic and data storage components. Some of these customers are vertically integrated device manufacturers who serve the entire value chain down to the end consumer. Others are independent component suppliers who deliver chips and components produced on AIXTRON equipment to the next link in the value chain, namely, the electronic device manufacturers. The Company's customers also include research centers and universities. Most of the world's leading electronic device manufacturers produce in Asia and consequently, the majority of AIXTRON sales continue to be delivered into this region.

        No single AIXTRON customer represented more than 10% of total revenues in 2011.

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Seasonality

        AIXTRON's business is currently not materially affected by seasonality.

Competitive Positioning

        Historically, AIXTRON's main competitor in MOCVD applications has been Veeco Instruments Inc. (USA) with part of its "LED & Solar" business segment. AIXTRON also competes with a number of Asian manufacturers including Taiyo Nippon Sanso (Japan), amongst others. As a consequence of the rising LED end-market expectations and positive prospects for MOCVD equipment demand, there is evidence that equipment companies from adjacent industries continue to attempt to qualify their own MOCVD tools with customers. For example; both Applied Materials Inc. (USA) and Jusung Engineering Co. Ltd. (South Korea) are known to be in the development process for an in-house equipment solution for the production of LEDs. Some local Chinese companies have also commenced MOCVD equipment design and manufacturing plans supported by government initiatives.

        Based on the latest published market share research by Gartner Dataquest (March 2011), it was estimated that the share of the worldwide MOCVD equipment market (estimated 2010 total market value: USD 1.7bn) held by AIXTRON in 2010 was around 56%. In the same report, the Company's strongest competitor in terms of sales, Veeco Instruments Inc., had an estimated market share of approximately 39%. Viewed in the mid to long term, AIXTRON continues to target a market leading position in the global MOCVD market. In a more recent report (December 2011) Gartner Dataquest anticipated that the total value of the 2011 MOCVD equipment market would decrease to approximately USD 1.5 billion.

        For emerging Organic Semiconductor applications, AIXTRON competes with established manufacturers such as Ulvac, Inc. (Japan), Tokki Corporation (Japan), Sumitomo (Japan), Applied Materials, Inc. (USA), Doosan DND Co. Ltd. (South Korea), Sunic System (South Korea) and a number of other smaller companies. While these competitors use established vacuum thermal evaporation ("VTE") technology or polymer technology to produce organic light emitting diodes (OLEDs), AIXTRON offers OLED manufacturers its own highly innovative organic vapor phase deposition (OVPD®) and PVPD™ (polymer vapor phase deposition) large area deposition technologies. In AIXTRON's opinion, due to a perceived superior process technology and the potential for reducing manufacturing costs, these technologies have the potential to compete successfully with VTE and polymer technologies. AIXTRON is well positioned as a potential deposition system supplier for next generation OLEDs and large area deposition applications that are anticipated to be used in innovative, self-luminous displays as well as future potential lighting, solar cell, and other electronic OLED applications.

        As AIXTRON's system technology and customer applications are still in the market entry phase, Organic Semiconductor market share information is neither available nor meaningful at this point in time.

        For CVD, AVD® and ALD applications, AIXTRON competes with a variety of other equipment companies, including Applied Materials, Inc. (USA), Tokyo Electron Ltd. (Japan), ASM International N.V. (Netherlands), IPS Technology (South Korea), Jusung Engineering Co. Ltd. (South Korea), and Hitachi Kokusai Electric Co. Inc. (Japan). With the Company's currently available silicon semiconductor manufacturing technologies, AIXTRON is potentially well positioned to offer advanced films for 28nm node and beyond for memory and logic integrated circuits (ICs). These technologies enable extremely high precision in depositing very thin material layers and facilitate the consistent coating of complex three-dimensional microelectronic device structures. Moreover, they offer the semiconductor industry new material coating possibilities for the next generation of computer chips and devices, and, in AIXTRON's opinion, present high development potential for the future.

        The specific market niche to be addressed by AIXTRON's system technologies for the production of specialized applications such as gate stacks and capacitors was estimated by Gartner Dataquest in December 2011 to be valued at USD 378 million for 2011. In line with other capital equipment companies positioning for 28nm node and beyond for memory and logic integrated circuits, AIXTRON has continued to experience low order intake and revenue levels in 2011. AIXTRON's market share in this area is therefore not considered meaningful at this point in time.

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Key Performance Indicators

        The Executive Board has implemented numerous control systems and procedures to manage, monitor, analyze, and document Company risks and opportunities, including a Key Performance Indicator system addressing relevant business areas, with a primary focus on the "Market", "Finance" and "Technology Development" control areas.

        In the "Market" control area, using third party reports and direct customer dialog, AIXTRON pursues a market-led product development strategy through the careful examination of market trends and customer requirements. The objective of this strategy is to ensure the market availability of new and appropriately competitive product generations in line with customer requirements.

        In the "Finance" control area, the Executive Board uses a range of internal and external key performance indicators, with particular focus on: total sales, contribution margins, net result data and cash flow. The objective of these controls is to ensure that profitable revenue growth is matched by appropriate and prudent cash flow development.

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

        Research and development activities, as well as the manufacturing and demonstration of the Company's products involve the use of potentially harmful chemical and hazardous materials and radioactive compounds and as a result, AIXTRON is subject to stringent environmental and safety regulations in connection with its business operations.

        Because AIXTRON's securities are publicly traded in the US, the Company is also subject to the rules and regulations promulgated by the SEC, including those defined under the Sarbanes-Oxley Act of 2002. In addition, AIXTRON is subject to other regulations for example the provisions of the US Foreign Corrupt Practices Act and the UK Bribery Act relating to the maintenance of books and records and anti-bribery controls.

C.    Organizational Structure

        The table below shows a list of the AIXTRON subsidiaries as of December 31, 2011:

Name	Jurisdiction of Incorporation	Ownership Interest
AIXTRON Ltd.	England and Wales	100%
AIXTRON AB	Sweden	100%
AIXTRON China Ltd.	China	100%
AIXTRON Korea Co. Ltd.	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.	USA	100%
Nanoinstruments Ltd	England & Wales	100%
Genus Trust*	USA	n.a.

*
The shares in the Genus Trust are attributed to AIXTRON as the beneficial owner, as control exists due to the trust relationship with AIXTRON SE

D.    Property, Plant and Equipment

        The Company has its registered office in Herzogenrath, Germany, and had a total of 17 facilities worldwide owned or rented as of February 10, 2011:

Facility location	Use	Approx. size	Lease expiry
		(m2)
Herzogenrath, Germany (owned)	Headquarters, Manufacturing, Service, Engineering	12,457	—
Herzogenrath, Germany (owned)	Manufacturing, Engineering, Research and Development	16,000	—
Herzogenrath, Germany (leased)	Administration, Sales	2,419	31/12/2012
Aachen, Germany (leased)	Research and Development	200	29/01/2014
Alsdorf, Germany (leased)	Manufacturing	1,588	30/06/2012
Cambridge, UK (leased)	Manufacturing, Engineering, Research and Development	2,180	13/09/2019
Cambridge, UK (leased)	Sales and Service, Engineering	1,386	27/06/2020
Lund, Sweden (leased)	Engineering, Service	449	31/12/2014
Sunnyvale, CA, USA (leased)	Manufacturing, Sales and Service, Engineering, Research and Development	9,300	31/10/2012
Seoul, South Korea (leased)	Sales and Service	1,032	31/12/2015
Shanghai, China (leased)	Sales and Service	755	31/07/2014
Shanghai, China (leased)	Sales and Service	88	30/11/2012
Suzhou, China (leased)	Sales and Service	445	31/12/2013
Yangzhou, China (leased)	Sales and Service	141	30/06/2016
Hsinchu, Taiwan (leased)	Sales and Service	1,893	31/12/2014
Tainan, Taiwan (leased)	Service	203	26/05/2013
Tokyo, Japan (leased)	Sales and Service	534	30/09/2012

        In 2011, AIXTRON has entered into a formal cooperation agreement with the Suzhou Institute of Nano-tech and Nano-bionics (SINANO) to establish a new MOCVD training and demonstration facility in Suzhou/China to train Chinese customers and potential customers' engineers. The training center is equipped with AIXTRON's latest generation MOCVD systems, the CRIUS® II-XL and the AIX G5 HT. The 2012 investment of approximately € 10 million into the MOCVD training and demonstration facility will be funded out of operating cash flow and available cash resources. Out of the planned € 10 million investment, € 1.9 million have been invested by January 31, 2012.

        The new Research & Development ("R&D") center in Herzogenrath with an approximate size of 16,000 square meters and room for approximately 450 staff was fully completed on budget and on time by the third quarter of 2010 (Phase I) and by the first quarter of 2012 (Phase II).

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

Item 4A:    Unresolved Staff Comments

        None.

Item 5:    Operating and Financial Review and Prospects

The Semiconductor Equipment Market

        While the recorded world real gross domestic product in 2011 increased in value terms by an estimated 3.8% (according to the World Economic Outlook, published by the International Monetary Fund ("IMF"), the electronics equipment industry increased by 6% (according to Gartner Dataquest, December 2011).

        In comparison, semiconductor capital spending showed a growth of about 14% in 2011, and specific spending on Wafer Front End equipment (WFE), which includes spending on deposition tools supplied by AIXTRON, increased by 10% year on year (according to Gartner Dataquest, December 2011).

The HB LED Market

        In 2011, AIXTRON generated the large majority, i.e. more than 83% (2010: 93%; 2009: 81%), of its total equipment revenues, with the sale of High Brightness ("HB") LED manufacturing systems.

        The customer end-market for High Brightness ("HB") LEDs, which can be produced with AIXTRON's compound semiconductor equipment, was predicted by Strategies Unlimited (an independent semiconductor market research institute) in their October 2011 report, to grow in 2011 by 10% to USD 12.3 billion (2010: USD 11.2 billion). During the same time, sales of LED units are expected to grow by 34%. However, LED prices have dropped by 20-40% throughout the year mainly due to excess capacity and a slowdown in demand for TVs by consumers.

        A combination of the market-driven LED price decline described above and a variety of governmental and commercial industry initiatives, helped by a rising public awareness of the positive environmental benefits of LED technology are perceived to be positive contributions towards the early adoption of LED general lighting applications.

        Towards the end of 2009, Chinese local government authorities started to support LED makers through substantial direct subsidies in order to build up a significant Chinese production industry aimed at LED lighting applications. In addition to these subsidies, the Chinese Five Year Plan, published in March 2011, reiterated China's commitment to support the development of this industry and consequently their aspirations to become a meaningful global player in this market. Towards the end of 2011, although increased credit tightness appeared to suppress the availability of local government funding, market rumors suggest that subsidies previously aimed exclusively at fixed assets could potentially become available to stimulate the end market demand for LED lighting.

        In June 2011, South Korea launched a new LED lighting adoption program as part of the South Korean government's national energy-saving objectives. The program aims at achieving 100% adoption rates for LED lighting in South Korean governmental institutions and 60% penetration of all lighting applications throughout the country by 2020. Currently, LEDs account for only 2.5% of all lighting in South Korea.

        An increased number of governments around the world (e.g. EU countries, Russia, Japan, China, South Korea, Taiwan, Australia, USA, and Canada) are pursuing measures to phase out incandescent light bulbs for general lighting. The intent of these programs is to encourage the use and further technological development of more energy-efficient lighting alternatives including LED lighting.

        Two influential global consumer electronics companies in South Korea are already offering LED light bulbs equivalent to a 60W incandescent light in their own domestic market at prices around USD 16-18, which is, in the opinion of AIXTRON Management, within the potential key price tipping point range for commercial LED light adoption and represents a 50% year on year market price reduction.

AIXTRON-specific Factors

Successful market introduction of new products

        During 2011, AIXTRON experienced strong market acceptance of its latest generation G5 and CRIUS® II equipment systems, first launched in 2010, and finished the year 2011 representing 48% of AIXTRON's 2011 equipment revenues (2010: 26%).

        In July and November 2011, AIXTRON has launched enhanced versions of its CRIUS® II MOCVD system, the CRIUS® II-L and the CRIUS® II-XL. Based on the production proven Showerhead reactor design of the CRIUS® II, the latest systems have an increased reactor capacity of 19x4 inch wafers per production run, thus providing LED manufacturers with low cost of ownership and optimized footprint efficiency enabling a faster reduction in unit LED chip cost.

        AIXTRON has received positive customer response to such production systems and leading customers have already taken delivery supporting Management's confidence in the mid- to long-term growth perspectives of the LED lighting industry and AIXTRON's contribution to that growth.

Focused China strategy

        Whilst the vast majority of AIXTRON's revenues traditionally come from Asia (90% in 2011; 91% in 2010; 82% in 2009), significant shifts between the different Asian revenue regions have taken place, with China having been the Company's strongest regional revenue driver in 2011. AIXTRON believes that the Chinese region still offers substantial growth potential for the LED market supported by the respective key economic and developmental targets detailed in the 12th Chinese Five-Year Plan released in March 2011.

        To implement its focused China strategy, AIXTRON established a new wholly-owned subsidiary, AIXTRON China Ltd., in Shanghai, China in 2011. This new business structure will make it easier for AIXTRON to improve the infrastructure required to support AIXTRON's Chinese customer base, including the opening of further offices if necessary, and thereby supplying spare parts and services faster and more efficiently in the future.

        In June 2011, AIXTRON also signed a formal collaboration agreement with the Suzhou Institute of Nano-Tech and Nano-Bionics (SINANO) to open a new MOCVD training and demonstration center in Suzhou, China. The new training center is equipped with AIXTRON's latest generation MOCVD systems, and is staffed with a professional team of highly experienced AIXTRON process and service engineers. The agreement is designed to both support SINANO's research work and to train Chinese MOCVD engineers and operators.

 Decreasing order intake and revenues in the second half of 2011

        In the second half of the year, the previously high investment and purchase order activities by Asian LED manufacturers, driven by the relatively easy availability of government funding, abruptly slowed down. This was partially a consequence of the perceived lack of sufficiently developed end-market demand, but also evidence of some relevant financing pressures on certain Asian LED manufacturers, including both sovereign and bank suppression of credit lines and bank loans.

        The degree to which orders slowed down in the second half can be seen in comparison with the first half order intake; H1/2011: € 432.5 million; H2/2011: € 80.9 million. A similar effect can be seen with the revenues; H1/2011: € 381.0 million; H2/2011: € 229.9 million.

        From August 2011, AIXTRON began to receive increased requests for delivery deferrals, which subsequently led to a Management decision to reduce the order backlog position by € 100 million. The year-end order backlog stood at € 141.0 million on December 31, 2011 (December 31, 2010: 274.8 million).

        Year-end inventories increased by 10% to € 184.6 million (December 31, 2010: € 167.2 million), largely due to the indeterminately deferred deliveries referred to above. However, due to the highly modular design of AIXTRON's common platform equipment, these deferred work-in-progress systems can be reconfigured to meet the requirements of new order requests.

        The immediate market outlook for our specific industry, i.e. the first half of the year, suggests a continuation of the low level market activity seen towards the end of 2011.

        In view of this and the consequent likely reduction in inventory turnover, combined with new product developments in the pipeline, Management decided to make a provision against the potential risk of unsold excess inventories of approximately € 40 million, resulting in the year end total inventories mentioned above.

        Because of its flexible business model, including flexible workforce agreements, AIXTRON was able to adapt to the deteriorating business environment during the second half of the year, and was able to deliver a gross margin of 38% for 2011 (2010: 53%; 2009: 44%) and an operating margin of 18% (2010: 35%; 2009: 21%).

Management Assessment of Company Situation

        Despite the backdrop of a very challenging macro-economic environment, AIXTRON still delivered strong revenues in the first half of the year, mainly driven by demand from LED backlighting, early lighting applications, and a continuation of the generous regional subsidies in China.

        Progressively through the course of the year, Asian LED customers have had to face the effects of lower consumer demand for LED backlit TVs and monitors, contributing to overcapacity for LED manufacturers, causing evident margin pressures for Asian LED customers due to LED price declines. Many new LED customers were additionally facing problems in putting in place the necessary infrastructure and expertise to support their business plans.

        These specific factors, amongst others, led to the very abrupt slow down in demand for our systems in the third quarter, particularly in Asia, and resulted in the AIXTRON Management reviewing its business outlook, and consequently the original guidance given for fiscal year 2011.

        Management also reviewed the equipment order backlog and reduced the previously published order backlog of € 373.5 million by € 100.0 million. The conclusion of this review took into account AIXTRON Management's opinion on backlog conversion risk, purchase order delays and deferred system delivery requests by several customers, specifically in Asia.

        The immediate market outlook for our specific industry i.e. the first half of the year, suggests a continuation of the low level market activity seen towards the end of 2011.

        In view of this and the consequent likely reduction in inventory turnover, combined with new product developments in the pipeline, Management decided to make a provision against the potential risk of unsold excess inventories of approximately € 40 million, resulting in the year end total inventories mentioned above.

        However, the 2011 full year result still underlines the benefit of the Company's flexible business model and stable financial position which enabled Management to effectively cope with these severe market fluctuations, while maintaining their commitment to strategic investments in research and development.

        AIXTRON Management continues to monitor very carefully the developments in the global economy and financial markets, and regularly examines what can be potentially done to mitigate possible negative consequential effects on AIXTRON's business.

A.    Operating Results: 2009-2011

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

Development of Revenues

        In fiscal year 2011, AIXTRON recorded revenues of € 611.0 million, a decrease of € 172.8 million, or 22%, compared to € 783.8 million in 2010 (2009: € 302.9 million). This decrease was principally due to the rapid deterioration in the business environment during the second half of the year where revenues were down 40% compared to the first half year. In 2010, the exceptionally positive revenue development had been largely influenced by substantial demand from Asian customers serving a growth market for LED TVs at that time and government subsidy support. In 2010, revenues also benefited from a stronger USD/EUR exchange rate.

        The decrease in full year 2011 revenues was mainly attributable to the 26% reduction in the Company's deposition equipment revenues (2011: € 556.3 million; 2010: € 735.7 million; 2009: € 275.0 million). The increase in 2010 compared to 2009 full year revenues was mainly driven by the 168% year on year increase in the Company's deposition equipment revenues. The equipment bought by AIXTRON's customers is predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and emerging lighting applications.

        Total equipment sales generated 91% of total revenues in 2011 (94% in 2010; 91% in 2009). The remaining revenues were generated by sales of spare parts and service, which at 9% in 2011 were 3 percentage points higher relative to total revenues than in 2010 (6% in 2010; 9% in 2009) (2011: € 54.7 million; 2010: € 48.1 million; 2009: € 27.9 million). The revenue development from spares and service typically lags the revenue development from equipment, since such services and parts are typically included or covered by warranty provided to customers in the after sales period. The revenues from spare parts and service in 2010 increased by 72% compared to 2009. These increases reflected the prior year increases in equipment sales because such revenues typically lag behind the revenue development from equipment, since services and parts are typically included or covered by warranty provided to customers in the after sales period.

        The decrease of total equipment sales in 2011 was principally due to the rapid deterioration in the business environment during the second half of the year as described above. In 2010, the exceptionally positive revenue development had been largely influenced by substantial demand from Asian customers serving a growth market for LED TVs at that time and government subsidy support.

	2011		2010		2009		2011-2010
Revenues by Technology	million EUR	%	million EUR	%	million EUR	%	million EUR	%
Equipment revenues	556.3	91	735.7	94	275.0	91	(179.4)	(24)
Other revenues (service, spare parts, etc.)	54.7	9	48.1	6	27.9	9	6.6	14

Total	611.0	100	783.8	100	302.9	100	(172.8)	(22)

        A very high percentage, namely 90% of total revenues in 2011, was generated by sales to customers in Asia, which is 1 percentage point lower than the 91% recorded in 2010 (82% in 2009). 4% of revenues in 2011 were generated in Europe (4% in 2010; 14% in 2009) and the remaining 6% in the USA (5% in 2010; 4% in 2009). The high European revenue share in 2009 was mainly due to the revenue recorded in connection with sales to one major customer in the first quarter of 2009.

	2011		2010		2009		2011-2010
Revenues by Region	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Asia	547.8	90	716.9	91	250.0	82	(169.1)	(24)
Europe	26.3	4	31.1	4	41.6	14	(4.8)	(15)
USA	36.9	6	35.8	5	11.3	4	1.1	3
Total	611.0	100	783.8	100	302.9	100	(172.8)	(22)

Development of Results

	2011		2010		2009		2011-2010
Cost Structure	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)
Cost of Sales	379.6	62	372.0	47	168.1	56	7.6	2
Gross profit	231.4	38	411.8	53	134.7	44	(180.4)	(44)
Operating Costs	118.5	19	136.2	17	72.0	24	(17.7)	(13)
Selling expenses	32.1	5	48.9	6	25.5	8	(16.8)	(34)
General and administration expenses	34.0	6	30.1	4	21.3	7	3.9	13
Research and development costs	50.4	8	46.1	6	32.9	11	4.3	9
Net other operating (income) and expenses	2.0	0	11.1	1	(7.7)	(2)	(9.1)	(82)

Cost of Sales

        Cost of sales increased year on year by 2% from € 372.0 million in 2010 (2009: € 168.1 million) to € 379.6 million in 2011, while cost of sales relative to revenues were up 15 percentage points to 62% from 47% in 2010 (55% in 2009). The relatively high absolute cost base is mainly due to the above mentioned write-down of inventories in combination with the increasing sales volume effect in the first half of the year, accounting for more than 50% of total cost of sales. The strong increase relative to revenues is attributable to the above mentioned write-down of inventories combined with the reduced full year sales volume as well as a less favorable product and pricing mix compared to the year 2010. The year on year cost of sales improvement in 2010 was mainly due to the increasing sales volume effect and a more favorable product mix than in 2009.

Gross Profit, Gross Margin

        While revenues decreased by 22% and cost of sales increased by 2%, the Company's gross profit decreased by 44% year on year to € 231.4 million in 2011 (2010: € 411.8 million; 2009: € 134.7 million), resulting in a 15 percentage points lower gross margin of 38% after 53% in 2010 (45% in 2009). 7 percentage points of this year-on-year decline is attributable to the € 40 million inventory write-down.

Operating Costs

        Operating costs decreased year on year by 13% to € 118.5 million in 2011 (2010: € 136.2 million; 2009: € 72.0 million). Operating costs relative to revenues were 19% in 2011, 2 percentage points higher than the 17% in 2010 (24% in 2009). In 2010, operating costs relative to revenues decreased by 7 percentage points. This development was influenced by the following factors:

        Selling expenses decreased year on year by 34% to € 32.1 million (2010: € 48.9 million; 2009: € 25.5 million), which is mainly due to lower sales commissions resulting from the change in the geographical mix of sales, and lower warranty expenses. In contrast to that, the increase in sales expenses in 2010 was mainly attributable to higher warranty expenses in consequence of higher volume and sales commissions, which vary by territory, partially offset by disproportionally lower increases in discretionary expenses. Selling expenses relative to revenues also decreased year on year from 6% in 2010 by 1 percentage point to 5% in 2011 (8% in 2009).

        The year on year 13% increase in general and administration expenses to € 34.0 million in 2011 (2010: € 30.1 million; 2009: € 21.3 million) was principally due to the increased number of employees within this area, as well as higher IT infrastructure and consultancy costs. The 2010 increase in absolute terms was principally due to profit-related variable administration expenses, IT infrastructure costs and consultancy. General and administration expenses, relative to revenues, increased from 4% in 2010 (2009: 7%) by 2 percentage points to 6% in 2011, principally due to the lower sales volume effect in connection with a higher absolute cost base. In 2010 general and administration expenses relative to revenues decreased by 3 percentage points, principally due to the higher sales volume effect.

Key R&D Information	2011	2010	2009	2011-2010
				%
R&D expenses (million EUR)	50.4	46.1	32.9	9
R&D expenses, % of sales	8	6	11
R&D employees (period average)	279	240	197	16
R&D employees, % of total headcount (period average)	32	32	31

        Research and development expenses increased by 9% year on year from € 46.1 million recorded in 2010 (2009: € 32.9 million) to € 50.4 million in 2011, due to further expansion of the development activities, including additional personnel and material expenses. These activities are based on the necessity of an intensive R&D engagement to secure the Company's technology leading position. The 2010 increase in R&D expenses was attributable to the increase in development activities, including additional personnel, material expenses and depreciation. In relative terms, R&D costs increased from 6% of revenues in 2010 (11% in 2009) to 8% in 2011, partially due to the reduced revenue base.

Personnel Costs	2011	2010	2009	2011-2010
	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Cost of Sales	26.5	23.8	17.3	2.7	11
Selling, General and Administrative expenses	25.9	24.3	17.9	1.6	7
Research and Development costs	24.2	21.8	16.5	2.4	11

Total	76.6	70.0	51.7	6.6	10

        With the average number of Group employees increasing in line with the higher business volume in the first half of 2011, personnel expenses increased by 10% in total from € 70.0 million in 2010 (2009: € 51.7 million) to € 76.6 million in 2011, and was up as a percentage of sales from 9% in 2010 (17% in 2009) to 13% in 2011.

        2011 net other operating income and expenses resulted in an expense of € 2.0 million, compared to an expense of € 11.1 million in 2010 (2009: income of € 7.7 million), mainly due to the impact from currency effects. For comparison purposes it should be noted that in 2009, net other operating income and expenses increased mainly due to the gains made from the sale of the Aachen office building of € 1.3 million recorded in the first quarter, customer compensation payments of € 3.5 million for cancelled orders, an increase of € 1.4 million in R&D grants, a decrease of € 1.1 million in impaired receivables, and a reduction of € 5.6 million in negative foreign exchange effects, all of which had a positive influence.

        In 2011, a net currency expense of € 2.1 million (2010: € 17.2 million; 2009: 1.4 million) was incurred largely from USD/EUR hedging contracts. Income of € 1.6 million relates to hedge contracts. Expenses of € 3.7 million were recorded from transactional and translation differences which do not involve hedge contracts. In 2010, expenses of € 20.8 million relate to hedge contracts, including premiums on option contracts. A gain of € 3.6 million was recorded in 2010 from transactional and translation differences which do not involve hedge contracts. In 2009, a loss of € 1.7 million was recorded, mainly resulting from transactional and translation differences which do not involve hedge contracts.

        € 1.4 million of R&D grants, received in 2011 (2010: € 3.5 million; 2009: 3.3 million), were recorded as other operating income.

Operating Result

        The operating result decreased by 59% from € 275.5 million in 2010 (2009: € 62.7 million) to € 112.9 million in 2011, with a 17 percentage points lower operating margin of 18% (35% in 2010; 21% in 2009). This development is a result of the aforementioned development of the Company's full year revenues and the relatively higher cost base including the write-down of inventories as described above. In 2010, the operating result showed a strong improvement, in absolute and relative terms, due to the positive effects of an increase in revenues and relatively lower costs compared to 2009, while the expense from currency hedges and currency translation effects offset, to a limited extent, some of the positive effects on the operating result and margin in 2010.

Result Before Taxes

        Result before taxes decreased by 59% from € 278.2 million in 2010 (2009: € 64.0 million) to € 115.0 million in 2011, with a net finance income of € 2.1 million in 2011 (2010: € 2.7 million; 2009: € 1.3 million).

	2011	2010	2009	2011-2010
Interest & Taxes	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Net Finance Income/Expense	2.1	2.7	1.3	(0.6)	(22)
Finance Income from financial assets	3.4	2.8	1.3	0.6	21
Finance Expenses from financial liabilities	(1.3)	(0.1)	0.0	(1.2)	n.a.
Taxes on Income	(35.4)	(85.7)	(19.2)	50.3	(59)

        AIXTRON recorded in 2011 a tax on income expense of € 35.4 million at a relatively stable effective tax rate of 31% compared to the year before (2010: € 85.7 or 31%; 2009: € 19.2 million or 30%). Tax loss carry-forwards, remaining unrecognized as deferred tax assets in 2011 totaled € 15.9 million (2010: € 17.1 million; 2009: € 21.2 million).

Profit/Loss Attributable to the Equity holders of AIXTRON SE (after taxes)

        The 2011 after-tax profit attributable to the equity holders of the AIXTRON SE was € 79.5 million (13% of revenues), 59% down from the € 192.5 million (25% of revenues) in 2010 (2009: € 44.8 million or 15% of revenues).

Net Income AIXTRON SE—Use of Results

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated income in accordance with German generally accepted accounting principles, (German GAAP) based on the German Commercial Code, HGB, of € 77.0 million for 2011 (2010: € 124.9 million; 2009: € 42.5 million).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that a dividend of € 25.4 million or € 0.25 per share (€ 60.7 million or € 0.60 in 2010; € 15.1 million or € 0.15 per share for 2009) will be distributed for the fiscal year 2011.

Development of Orders

	2011	2010	2009	2011-2010
Equipment Orders	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Equipment order intake	513.4	748.3	370.1	(234.9)	(31)

Equipment order backlog (end of period)	141.0	274.8	203.8	(133.8)	(49)

Equipment Order Intake

        In 2011, equipment order intake was 31% down year on year, at € 513.4 million (2010: € 748.3 million; 2009: € 370.1 million). The 2011 total order intake includes € 100 million which was subsequently removed from the order backlog on September 15, 2011. As a matter of internal policy, order intake in US Dollars was recorded at a budget exchange rate for 2011, which had been set at 1.35 USD/EUR at the beginning of the year (2010: 1.50 USD/EUR; 2009: 1.40 USD/EUR). In the second half of the year, the previously high investment and purchase order activities by Asian LED manufacturers, driven by the relatively easy availability of government funding, abruptly slowed down. This was partially a consequence of the perceived lack of sufficiently developed end-market demand, but also evidence of some relevant financing pressures on certain Asian LED manufacturers, including both sovereign and bank suppression of credit lines and bank loans. As with revenue development; equipment order intake significantly increased in 2010 and was 102% up year on year, at € 748.3 million (2009: € 370.1 million).

 Equipment Order Backlog

        The total equipment order backlog of € 141.0 million at December 31, 2011 was 49% lower than at the same point in time in 2010 (2010: € 274.8 million; 2009: € 203.8 million). The order backlog as of December 31, 2011 is post the adjustment made on September 15, 2011. As of year-end 2011, US Dollar denominated order backlog was recorded at a 2011 budget exchange rate, which had been set at 1.35 USD/EUR at the beginning of the year (2010: 1.50 USD/EUR; 2009: 1.40 USD/EUR). This order backlog was revalued at the 2012 budget rate of 1.40 USD/EUR as per January 1, 2012, leading to an opening equipment order backlog of € 136.8 million.

        As a matter of strict internal policy of prudence, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise of all of the following minimum criteria:

  1.
  The receipt of a firm written purchase order and

  2.
  the receipt of the agreed deposit and

  3.
  the accessibility of the required shipping documentation and

  4.
  a customer confirmed agreement on a system specific delivery date.

        In addition and reflecting current market conditions; even if an order does fulfill all of the above criteria, the Company's Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management's opinion. When Management concludes, that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will, until that risk is considered acceptable, exclude the order, or a portion of the order, from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

Currency Fluctuation

        Fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the Pound Sterling can affect the Company's operating results. The Company enters into a variety of derivative financial instruments to manage approximately 50 to 90% of its exposure to foreign currency risk. See "Item 11—Quantitative and Qualitative Disclosure about Market Risk" for further details. Please also see "Item 3D—Risk Factors" for further details.

B.    Liquidity and Capital Resources

Corporate Financial Management

        AIXTRON has a central financial management system to control its global liquidity, interest and currency management.

        Due to the potentially volatile nature of its business, a sufficient level of cash is essential to expeditiously finance potential business needs. The Company's need for cash is generally provided for, through operating cash flows and, to a smaller extent, through grants. In order to secure growth financing and support an acceleration and expansion of the R&D activities, the Company has access to a strong equity capital base. Furthermore, approved by the Shareholders' Meeting, and subject to Supervisory Board approval, the Company has the authority to issue equity instruments to be able to raise additional liquidity on the capital market if required.

        AIXTRON conducts a large part of its business in foreign currencies, i.e. in currencies other than the Euro. The most prevalent foreign currency relevant to AIXTRON is the US Dollar. In order to hedge foreign exchange risks, the Company routinely employs currency hedging instruments. With these instruments, expected cash flows from customer orders and expected customer orders are hedged.

Funding

        The stated share capital (Grundkapital) of AIXTRON SE as of December 31, 2011 amounted to € 101,789,527 (December 31, 2010: € 101,179,866; December 31, 2009: € 100,667,177) divided into 101,789,527 registered shares with a proportional interest in the share capital of € 1.00 per no-par value registered share. Each no-par value share represents the proportionate share in AIXTRON's stated share capital and carries one vote at the Company's annual shareholders' meeting. All registered shares are fully paid in. The Company has issued a share certificate representing multiples of shares (global share); shareholders do not have the right to the issue of a share certificate representing their share(s). There are no voting or transfer restrictions on AIXTRON's registered shares that are related to the Company's Articles of Association. There are no classes of securities endowed with special control rights, nor are there any provisions for control of voting rights, if employees participate in the share capital without directly exercising their voting rights.

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or American Depositary Shares ("ADS") under certain conditions. In fiscal year 2011, 609,661 stock options (2010: 513,014 options; 2009: 915,662 options) were exercised, resulting in delivery of in total 609,661 ordinary shares. Under the 2011 tranche of the AIXTRON stock option plan 2007, 14,000 new stock options were granted in fiscal year 2011 (2010 tranche: 779,950 grants; 2009 tranche: 778,850 grants).

        For a more detailed description of the different stock option plans and a summary of all the stock option transactions, refer to Item 18 "Financial Statements—Note 23. Share-based payment".

        The Company recorded no bank borrowings as of December 31, 2011, 2010 and 2009.

        Where necessary, AIXTRON SE provides loans and financial security facilities to its subsidiaries to enable the businesses to continue to operate efficiently. The Company has granted no security interests in its own land and buildings.

        The equity ratio increased to 81% as of December 31, 2011, compared to 73% as of December 31, 2010 (December 31, 2009: 72%), with a 6% lower balance sheet total in 2011 compared to 2010 (+44% in 2010 compared to 2009). The high equity ratio in 2011 was mainly reached due to the € 38.8 million increase in retained earnings. In 2010, the total shareholders' equity relative to total assets ratio was influenced by the strong profit related increase in equity and the significantly higher balance sheet total.

        In 2011, the return on equity (ROE) based on the lower 2011 Group's net profit in proportion to the average total shareholders' equity at the start and end of the year was 13% (2010: 38%; 2009: 14%).

        In order to support future developments, the Company regularly explores and assesses on an ongoing basis, potential funding opportunities available in the market. Additional funding needs could also be covered by the additional capital as authorized by the annual shareholders' meeting and laid out in the following table:

Funding Sources (EUR or number of shares)	2011 31. Dec	Approved Since	Expiry Date	2010 31. Dec	2009 31. Dec	2011-2010
Issued shares	101,789,527	—	—	101,179,866	100,667,177	609,661
Authorized Capital 1
—Capital increase for cash or contribution in kind with existing shareholders' preemptive rights	expired	18.05.2005	17.05.2010	expired	35,919,751	0
Authorized Capital 2011
—Capital increase for cash or contribution in kind with or without existing shareholders' preemptive rights	40,471,946	19.05.2011	18.05.2016	0	0	40,471,946
Conditional Capital 2
—Stock Options Program 1999	1,926,005	26.05.1999	31.12.2017	1,926,005	1,926,005	0
Conditional Capital 4
—Stock Options Program 2002	745,447	22.05.2002	31.12.2016	972,183	1,247,197	(226,736)
Conditional Capital I 2007
—Authorization to potentially issue convertible notes or warrants in future	35,875,598	22.05.2007	21.05.2012	35,875,598	35,875,598	0
Conditional Capital II 2007
—Stock Options Program 2007	3,298,774	22.05.2007	31.12.2018	3,681,699	3,919,374	(382,925)

        In accordance with section 71 (1) no. 8 German Corporations Act, AktG, the Company is authorized until May 17, 2015, with the approval of the Supervisory Board, to purchase its own shares representing an amount of up to € 10,088,195 of the share capital. This authorization may not be used by the Company for the purpose of trading in its own shares. The authorization may be exercised in full, or in part, once, or on several occasions by the Company. The shares may be purchased (1) on the stock market or (2) by way of a public offer to all shareholders made by the Company.

        Any amendment to the Articles of Association related to capital measures requires a 75% majority of the share capital represented at the general shareholders' meeting (Article 59 SE Regulation, SE-VO; §179 German Corporations Act, AktG). Other amendments to the Articles of Association require a majority of two thirds of the votes cast or, if at least one half of the share capital is represented, a simple majority of the votes cast.

Investments

        The AIXTRON Group's total capital expenditures of fiscal year 2011 amounted to € 30.2 million (2010: € 51.9 million; 2009: € 9.8 million). In 2011, € 27.2 million (2010: € 48.6 million; 2009: € 8.8 million) were related to property, plant and equipment (including testing and laboratory equipment). Thereof, € 16.7 million related to investments in the R&D center in Germany (Phase II), whereas in 2010, € 39.5 million had been invested into the R&D center (Phases I and II) under construction at that time. € 11.6 million had been invested into Phase I for the modular designed office building of the new R&D center. Another € 27.9 million had been invested into Phase II as assets under construction for the new prototyping factory and laboratories that has been completed in early 2012. Investments of approximately € 10 million in the MOCVD training and demonstration facility in Suzhou/China commenced in 2011 and will be completed in 2012.

        As in 2010, the remaining € 3.0 million (2010: € 3.3 million; 2009: € 1.0 million) were related to intangible assets including software licenses.

        Almost the entire capital expenditures (88%) for the year 2011 (2010: 94%; 2009: 77%) were invested in Germany and such expenditures for 2012 are also generally expected to be invested primarily in Germany.

        The decrease of € 80.3 million in bank deposits with a maturity of at least three months in 2011 was recorded as cash inflow from investing activities. In 2010, € 113.6 million of additional bank deposits was recorded as cash outflow from investing activities (2009: € 87.0 million).

        All 2011, 2010 and 2009 expenditures were funded out of operating cash flow and available cash resources.

        Capital commitments are disclosed in Item 18 "Financial Statements—Note 28. Capital commitments" and are expected to be funded out of available cash resources.

Cash Flow

        A cash outflow from operating activities of € 6.3 million (2010: cash inflow of € 147.7 million; 2009: cash inflow of € 78.9 million) was recorded in 2011. The decrease in operating cash flow in 2011 was mainly caused by decreased profits of € 79.5 million (2010; € 192.5 million; 2009: € 44.8 million). Increased working capital requirements resulting from the increased business, were the main cause of the difference between the profit and cash flow from operating activities for the years 2010 and 2009. In 2011, for some of the reasons stated above, the working capital increased in a decreasing business environment, which is the main reason for the comparably high difference between the profit and the operating cash flow for the year.

        A cash inflow of € 50.5 million was recorded from investment activities in 2011 (2010: cash outflow of € 165.4 million; 2009: cash outflow of € 90.1 million). Money market deposits were liquidated in the amount of € 80.5 million (2010: investment of 113.6 million; 2009: investment of 87.0 million), which were previously classified as "other financial assets". In 2011, capital expenditure amounted to € 30.4 million (2010: € 51.9 million) mainly on the new R & D facilities in Herzogenrath, Germany. In 2009 capital expenditure amounted to € 9.8 million where the net investment in capital equipment was reduced by disposal proceeds, mainly from the sale of the former headquarters in Aachen.

        A cash outflow from financing activities of € 57.5 million (2010: cash outflow of € 11.6 million; 2009: cash inflow on € 153.6 million) includes the dividend payments to shareholders of € 60.7 million (2010: € 15.1 million; 2009: € 8.2 million) and cash received from the issue of new shares of € 3.2 million (2010: € 3.5 million; 2009: 161.7 million). Cash outflow from financing activities in 2010 includes the dividend payments to shareholders of € 15.1 million, which was partially offset by cash received from the issue of new shares totaling € 3.5 million.

        Cash and cash equivalents, including bank deposits with a maturity of at least three months, most of which is held in Euros (for more information, refer to "—Investments" above), decreased by 23% to € 295.2 million (€ 172.9 million + € 122.3 million financial assets) as of December 31, 2011 (December 31, 2010: € 182.1 million + € 202.6 million financial assets; December 31, 2009: € 211.2 million + € 90.0 million financial assets).

        Specific proceeds that increased the 2011 year end liquidity position came, amongst other factors, from the 2011 net profit (€ 79.5 million) and stock option exercises (€ 3.2 million), but in total were lower than the dividend payment (€ 60.7 million), reduced advance payments from customers, higher inventories, and the above mentioned capital expenditures.

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

 Assessment of Liquidity and Capital Resources

        The Company's liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that the liquidity provided by operating cash flows, grants, existing cash resources and financing arrangements, is sufficient to fund working capital, capital expenditures and other ongoing business requirements. In a market and economic environment currently experienced by AIXTRON characterized by lower customer demand for the Company's products and services, cash generated by operations could be lower than forecasted and not be sufficient. In such a situation, the Company might need to pursue obtaining short-term credit facilities or additional equity financing offerings. There can be no assurance that any such supplemental funding, if sought, could be obtained, or if obtained, would be adequate or on terms acceptable to AIXTRON. However, AIXTRON believes that its balance sheet at December 31, 2011 should provide additional sources of liquidity if required.

        As of December 31, 2011, € 122.3 million (2010: € 202.6 million; 2009: € 90.0 million) of the Company's cash resources were held, mostly in Euros, in bank deposits with a maturity of at least three months.

C.    Research and Development, Patents and Licenses, etc.

        For information regarding research and development, patents and licenses, refer to Item 4.B. "Information on the Company—Business Overview—Research and Development", "—Intellectual Property" and Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Results—Operating Costs" in this report.

D.    Trend Information

        The development of state-of-the-art material deposition technology remains AIXTRON's core competency and one which the Company has developed an acknowledged competitive advantage. AIXTRON Management intends to continue this 'Pure Play' positioning and plans to further expand this core know-how into both existing and emerging markets. Furthermore, due to an expectation that the speed of development and the competitive environment in the equipment markets that AIXTRON addresses will become more dynamic, and consequently product life cycles will become shorter, AIXTRON intends to further accelerate and expand its R&D activities. Based on these strategic plans, AIXTRON expects to maintain its MOCVD equipment market leadership position.

        AIXTRON has a pioneering and leading role in the area of special Silicon Carbide ("SiC") epitaxial equipment utilizing its Hot-Wall Planetary Reactor® technology. This leading role is planned to be further strengthened within the next years with the adoption of AIXTRON's 6x6 inch multiwafer platform. Customers in Europe, USA, China, Japan and South Korea are using AIXTRON's SiC equipment for the production of fast-switching diodes with minimized power loss, which are already used in power supplies for computer servers, flat panel TVs and solar inverters. Furthermore, the Company is active in supplying equipment to the power electronics market for the production of Gallium Nitride ("GaN") on Silicon ("Si") devices, which are expected to progressively replace Silicon power management devices within the next 2 years. Supported by internal and externally funded development projects, AIXTRON plans to bring its GaN on Si production technology to market within the next two years.

        AIXTRON will also continue to implement its strategy to address the large area organic semiconductor application markets with the Company's deposition technology for organic materials, OVPD® and PVPD™. Additionally, AIXTRON seeks to make further inroads into the research community with its PECVD technology aimed at manufacturing Carbon Nanostructures including Carbon Nanotubes, Carbon Nanowires and Graphene.

        AIXTRON has developed a high throughput ALD product aimed at providing innovative solutions for next-generation memory and logic device markets. AIXTRON's product is being qualified by multiple major chip manufacturers and AIXTRON expects to generate revenues with its technologies as the industry moves to a 28nm technology node and beyond.

        For 2011, Gartner Dataquest forecasted (in their report as of December 2011) that the semiconductor capital spending grew by 14% to USD 64.2 billion. In the same report, Gartner forecasts a decline of the semiconductor capital spending of about 20% to USD 51.7 billion (2013e: USD 61.6bn) for 2012. The spending on Wafer Front End equipment, where AIXTRON competes, is expected to decline by almost 23% year on year in 2012 to USD 26.7 billion (2013e: USD 33.1 billion) according to Gartner Dataquest.

        According to financial and market analysts, the value of MOCVD equipment was expected to have reached a range of approximately USD 1.4 billion to USD 1.8 billion by the end of 2011 and is expected to develop towards a range of approximately USD 0.6 billion to USD 1.4 billion in 2012 as the market begins to recover from the current excess of manufacturing capacity for LEDs. In 2013, the same analysts expect the investment activity to pick up again, leading to a market size range of approximately USD 0.8 billion to USD 1.9 billion.

        The total Silicon power management device market is expected to grow from USD 12 billion to 18 billion between 2010 and 2015 according to Gartner (in December 2011). The SiC and GaN power electronics devices, which can be produced on AIXTRON equipment, are estimated to generate a USD 500 million device market by 2015. Estimates of an accessible market size for the respective production equipment is however not meaningful at this point in time.

        AIXTRON Management believes that the markets AIXTRON addresses with its OVPD®, PVPD™ and PECVD technologies bear substantial growth potential in the mid- to long-term. However, as with all emerging technologies, there is an element of risk associated with the timing of AIXTRON's technology being adopted by the market. Estimates of an accessible OLED or Carbon Nanostructure equipment market size or market share are neither available nor meaningful at this point in time.

        The specific market niche to be addressed by AIXTRON's ALD technology for the production of specialized applications such as gate stacks and capacitors is estimated by Gartner Dataquest (in December 2011) to be valued at USD 378 million by the end of 2011 (2012e: USD 267 million; 2013e: USD 341 million). The exact timing of the market adoption of AIXTRON's technologies in this space remains difficult to accurately predict at this time.

        This outlook may vary, positively or negatively from our expectations due to the risks and opportunities described elsewhere in the Report. See "Item 3: Key Information—Risk Factors" and "Forward Looking Statements" at the beginning of the Report.

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

        The following table summarizes contractual obligations for future cash outflows as of December 31, 2011:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(million EUR)
Operating lease commitments	9.50	4.09	2.94	1.40	1.06
Purchase commitments	88.92	88.92	0.00	0.00	0.00

Total contractual obligations	98.42	93.01	2.94	1.40	1.06

        Commitments for capital expenditures were € 4.2 million as of December 31, 2011 (December 31, 2010: € 6.5 million; December 31, 2009: € 0.3 million).

        No obligations for funding of pension plans existed as of December 31, 2011 (December 31, 2010: € 17 thousand, December 31, 2009: € 1,064 thousand)

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

Revenue Recognition

        Revenue is generally recognized in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance. The Company estimated the fair value of outstanding installation services based on past experience. The Company believes, based on past experience, that this method of recognizing revenue fairly states the revenues of the Company. For more information regarding revenue recognition, refer to Item 18 "Financial Statements—Note 2. Significant accounting policies".

Goodwill

        As stated in the accounting policies, the Company tests at least annually whether goodwill has suffered impairment. If there is an indication, the recoverable amount of the cash generating unit has to be estimated. This is the greater of the fair value less costs to sell and the value in use. The determination of the value in use involves making adjustments and estimates relate to the projection and discounting of future cash flows. Key assumptions relate to the projected cash flows and discount rates. Although the Company believes the assumptions used to calculate recoverable amount are appropriate, any unforeseen changes in these assumptions could result in impairment charges to goodwill which could adversely affect the future financial position and operating results.

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

Recently Issued Accounting Standards

        At the date of authorization of these financial statements, the following Standards and amendments to Standards, which have not been applied in these financial statements, were in issue but not yet effective and not yet adopted by the EU.

  •
  IFRS 9 Financial Instruments.

  •
  IFRS 10 Consolidated Financial Statements

  •
  IFRS 11 Joint Arrangements

  •
  IFRS 12 Disclosures of Interests in Other Entities

  •
  IFRS 13 Fair Value Measurement

  •
  IAS 27 Separate Financial Statements

  •
  IAS 28 Investments in Associates and Joint Ventures

  •
  Deferred tax: Recovery of Underlying Assets (Amendments to IAS 12)

  •
  Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters (Amendments to IFRS 1)

  •
  Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

  •
  Amendments to IAS 19 Employee Benefits

  •
  Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

  •
  Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

  •
  IFRIC Interpretation 20: Stripping Costs in the Production Phase of a Surface Mine

        The adoption of IFRS 9 which the Company plans to adopt on 1st January 2015 will impact both the measurement and disclosures of Financial Instruments; other changes to standards do not have a material impact.

        For more information regarding recently issued accounting standards, refer to Item 18 "Financial Statements—Note 2. Significant accounting policies".

Item 6:    Directors, Senior Management and Employees

A.    Directors and Senior Management

        As a European Company, AIXTRON SE is subject not only to the German Stock Corporation Law, but also to the superseding European SE regulations (SE VO) and the German SE Implementation Act (SE-Ausführungsgesetz). It has a dual management and supervisory board structure consisting of an Executive Board and a Supervisory Board. The two boards are separated and no individual may simultaneously be a member of both boards.

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

        As of December 31, 2011 AIXTRON's Supervisory Board consisted of the following six individuals:

Name	Position	Member since	End of Term	Year of birth
Kim Schindelhauer*/**/***	Chairman of the Supervisory Board	2002	AGM 2016	1953
Dr. Holger Jürgensen*/**/***	Deputy Chairman of the Supervisory Board	2002	AGM 2016	1957
Prof. Dr. Wolfgang Blättchen*/****	Chairman of the Audit Committee, Independent Financial Expert	1998	AGM 2016	1953
Prof. Dr. Petra Denk**	Chairwoman of the Technology Committee	2011	AGM 2016	1972
Karl-Hermann Kuklies		1997	AGM 2016	1953
Prof. Dr. Rüdiger von Rosen		2002	AGM 2016	1943

*
Member of the Audit Committee

**
Member of the Technology Committee

***
Former Executive Board member of AIXTRON AG

****
Since 2005

        Joachim Simmroß decided not to put himself forward for re-election at the General Shareholders' Meeting on May 19, 2011.

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

        As of December 31, 2011, AIXTRON's Executive Board ("Management") consisted of the following three individuals:

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

        The Executive Board's business address is Kaiserstrasse 98, 52134 Herzogenrath, Germany.

B.    Compensation

Executive Board Remuneration

        The remuneration system summarized below pursuant to Section 120(4) of the German Stock Corporation Act was approved by the General Shareholders' Meeting on May 18, 2010.

        The Supervisory Board is responsible for establishing the structure of the remuneration system and the total remuneration for individual members of the Executive Board. It regularly discusses and reviews the remuneration for appropriateness.

        The level of remuneration of AIXTRON's Executive Board members is aligned with the commercial and financial situation and future prospects of the Group and the level and structure of Executive Board remuneration at comparable companies as well as the compensation structure in place in other areas of the Company. In addition, the responsibilities, experience and contribution of each individual Executive Board member are taken into account when calculating the remuneration.

        Executive Board remuneration currently consists of three components: fixed remuneration (including benefits in kind and payments into a private pension insurance plan), a variable bonus, and a share-based payment.

        The Executive Board employment contracts stipulate an annual income for the fixed remuneration component. The fixed remuneration component is non-performance-related and is paid out on a monthly basis (13 times a year) as a salary. Additional payments in kind are made, chiefly consisting of company car usage and payments for private pension insurance.

        The variable bonus (profit-sharing) is based on consolidated net income for the year and is paid from an "accrued internal bonus", defined as up to 10% of the modified consolidated net income for the year, but not to exceed € 6.5 million in total. The modified consolidated net income for the year is obtained from the Company's Consolidated Financial Statements (IFRS) certified by the auditor, less a consolidated loss carry forward figure and those amounts that are to be allocated to retained earnings in the Annual Financial Statements of AIXTRON by law or in accordance with the Articles of Association. The consolidated loss carry forward is obtained from consolidated net losses from previous years, less consolidated net income from subsequent fiscal years.

        In addition, as a variable component acting as a long-term incentive with an element of risk, the members of the Executive Board may receive a share-based payment in the form of options that are granted under AIXTRON's stock option plans. The stock option plans, including the exercise thresholds, are adopted at each General Shareholders' Meeting. The number of options granted to the Executive Board is stipulated by the Supervisory Board. Further details on the outstanding stock options of the Executive Board as well as comments on the respective stock option plans are set out further in this report.

        The appropriateness of the above-mentioned remuneration components is regularly reviewed by the Supervisory Board. Attention is also paid to ensuring that the terms of the remuneration components do not induce the Executive Board to take inappropriate risks.

        In fiscal year 2011, the total fixed and variable remuneration of the Executive Board (including benefits in kind and pension allowance) totaled € 7,623,754 (2010: € 7,620,046; 2009: € 5,148,351). In fiscal year 2011, the Executive Board was not granted any options (2010: 156,000, 2009: 156,000). The division between the individual members of the Executive Board for the years 2009 to 2011 is presented in the table below.

Executive Board Member	Year	Fixed*	Variable	Total fixed and variable remuneration	Options granted	Grant date fair value of options	Total EB Remuneration
		(EUR)	(EUR)	(EUR)	(number)	(EUR)	(EUR)
Paul Hyland	2011	436,814	2,888,890	3,325,704	0	0	3,325,704
	2010	434,191	2,888,890	3,323,081	52,000	461,240	3,784,321
	2009	433,554	1,790,641	2,224,195	52,000	448,240	2,672,435
Wolfgang Breme	2011	309,413	1,805,555	2,114,968	0	0	2,114,968
	2010	308,968	1,805,555	2,114,523	52,000	461,240	2,575,763
	2009	308,968	1,119,151	1,428,118	52,000	448,240	1,876,358
Dr. Bernd Schulte	2011	377,527	1,805,555	2,183,082	0	0	2,183,082
	2010	376,887	1,805,555	2,182,442	52,000	461,240	2,643,682
	2009	376,887	1,119,151	1,496,038	52,000	448,240	1,944,278
Total	2011	1,123,754	6,500,000	7,623,754	0	0	7,623,754
	2010	1,120,046	6,500,000	7,620,046	156,000	1,383,720	9,003,766
	2009	1,119,409	4,028,942	5,148,351	156,000	1,344,720	6,493,071

*
Incl. benefits in kind and allowance for pensions

        As of December 31, 2011, the AIXTRON Executive Board held a total of 953,758 Company stock options to subscribe to a total of 962,516 ordinary shares of the Company (December 31, 2010: 962,516 shares; December 31, 2009: 806,516 shares). The number of shares underlying the options are set out below. The actual profits from exercising the stock options may differ significantly from the figures shown in the table.

Executive Board Member	Allocation	Outstanding	Exercisable	Option value on allocation	Exercise price	Maturity
		(shares)	(shares)	(EUR)	(EUR)
Paul Hyland	Nov 2010	52,000	0	461,240	26.60	Nov 2020
	Nov 2009	52,000	0	448,240	24.60	Nov 2019
	Nov 2008	52,000	26,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	39,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2004	35,000	55,000	107,800	6.17	Nov 2014
	May 2003	27,500	27,500	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	5,400	1,350	114,507	67.39	May 2015
Wolfgang Breme	Nov 2010	52,000	0	461,240	26.60	Nov 2020
	Nov 2009	52,000	0	448,240	24.60	Nov 2019
	Nov 2008	52,000	26,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	39,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
Dr. Bernd Schulte	Nov 2010	52,000	0	461,240	26.60	Nov 2020
	Nov 2009	52,000	0	448,240	24.60	Nov 2019
	Nov 2008	52,000	26,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	39,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2003	0	0	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	2,640	660	55,981	67.39	May 2015
	May 1999	2,976	2,976	35,640	18.70	May 2014

Total		962,516	462,486

        In accordance with IFRS 2, the "grant-date fair value of the options" is also used as the basis for recognizing options issued after November 7, 2002 under expenses in the Income Statement. For stock options issued after November 7, 2002, the fair value is calculated using a binomial lattice model, for stock options issued before November 7, 2002, the fair value was calculated using the Black-Scholes model.

        In fiscal year 2011, the Executive Board members exercised no options (2010: 0; 2009: 0), and none expired (2010: 0; 2009: 0).

        The current Executive Board members have no individual company pension benefits which would result in pension provisions being required to be made by the company. Instead, the combined Executive Board annual pension allowance (a total of € 120,000 each in 2011, 2010 and 2009) paid by AIXTRON and included in fixed remuneration, is transferred by the Executive Board members into independent insurance contracts with a benevolent fund allowance (or similar plan).

        The Company's net pension commitments to two former members of the AIXTRON Executive Board under defined benefit pension plans were outsourced to a third party pension fund in 2010. At the end of 2010, the existing pension provisions were therefore released (2009 € 1,028,464). The non-recurring net expenditure recorded for 2010 amounted to € 926,383. There was no expenditure recorded in 2011.

        The Executive Board members receive no loans from the Company.

 Supervisory Board Remuneration

        The remuneration of the Supervisory Board is regulated by the Articles of Association of AIXTRON SE, as defined and approved by the General Shareholders' Meeting of May 19, 2011.

        Accordingly, the annual fixed compensation for individual members of the Supervisory Board is € 25,000. The Chairman's compensation is three times this amount and the Deputy Chairman's one and a half times the amount received by a regular member of the Supervisory Board.

        The members of the Supervisory Board also receive, in aggregate, a variable compensation of 1% of the Company's net income, less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman of the Supervisory Board receives 6/17 of the variable compensation, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17. The variable compensation is limited to four times the fixed compensation per Supervisory Board member. In addition, committee members receive an attendance fee of € 2,000 for attending a committee meeting, with the Chairman of the committee receiving three times this amount. The total annual attendance fee per Supervisory Board member is limited to one and a half times that individual's fixed compensation.

        In a separate resolution approved by the AGM, the remuneration of the first Supervisory Board of AIXTRON SE was approved to reflect the above described provision for the period from January 1, 2011 to May 19, 2011 inclusive.

        In fiscal year 2011, the compensation of the Supervisory Board totaled 1,024,933 (2010: € 801,000; 2009: € 567,350). The Supervisory Board compensation for the years 2009 to 2011 can be broken down as follows:

Supervisory Board Member	Year	Fixed	Variable	Attendance Fee	Total
		(EUR)	(EUR)	(EUR)	(EUR) (EUR)
Kim Schindelhauer*/**/***	2011	75,000	257,333	16,000	348,333
(Chairman of the Supervisory Board)	2010	54,000	216,000	7,500	277,500
	2009	54,000	135,653	6,000	195,653
Dr. Holger Jürgensen*/**/***	2011	37,500	128,667	16,000	182,167
(Deputy Chairman of the Supervisory Board)	2010	27,000	108,000	9,000	144,000
	2009	27,000	67,826	6,000	100,826
Prof. Dr. Wolfgang Blättchen*/**	2011	25,000	85,778	24,000	134,778
(Chairman of the Audit Committee)	2010	18,000	72,000	13,500	103,500
	2009	18,000	45,218	12,000	75,218
Prof. Dr. Petra Denk***	2011	15,548	53,347	23,322	92,217
(Chairwoman of the Technology Committee)	2010	0	0	0	0
	2009	0	0	0	0
Karl-Hermann Kuklies	2011	25,000	85,778	0	110,778
	2010	18,000	72,000	0	90,000
	2009	18,000	45,218	0	63,218
Prof. Dr. Rüdiger von Rosen	2011	25,000	85,778	0	110,778
	2010	18,000	72,000	0	90,000
	2009	18,000	45,218	0	63,218
Joachim Simmroß*	2011	9,452	32,431	4,000	45,883
(until May 19, 2011)	2010	18,000	72,000	6,000	96,000
	2009	18,000	45,218	6,000	69,218
Total	2011	212,500	729,111	83,322	1,024,933
	2010	153,000	612,000	36,000	801,000
	2009	153,000	384,350	30,000	567,350

*
Member of the Supervisory Board and of the Audit Committee (until May 19, 2011)

**
Member of the Nomination Committee (until May 18, 2011)

***
Member of the Supervisory Board and of the Technology Committee (since May 19, 2011)

        As in previous years, there were no payments made to any Supervisory Board member for advisory services in the year 2011.

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

        AIXTRON's Audit Committee operates under the terms of reference of a codified Audit Committee charter. The Audit Committee's charter includes the following terms of reference:

  •
  The Audit Committee consists of up to three members, elects one Audit Committee member to be the Audit Committee's Chairman and one Audit Committee member whose area of expertise is reporting and audits (as required by Articles 107(4) and 100(5) of the German Stock Corporation Act/AktG), and meets at least two times per half-year.

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

        Since May 19, 2011, the Company has established a Technology Committee. The Technology Committee is composed of three members. It deals in particular with issues involving AIXTRON's market positioning, product planning and developments, potential technology acquisitions or other diversification issues. The Committee Chairwoman regularly reports to the Supervisory Board on the activities of the Technology Committee. The members of the Technology Committee are Prof. Dr. Petra Denk (Chairwoman), Kim Schindelhauer and Dr. Holger Jürgensen.

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

E.    Share Ownership

Beneficial Ownership

        The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company's ordinary shares and options to acquire its equity securities as of

February 29, 2012 by (i) each of the Company's Supervisory and Executive Board members and (ii) all Supervisory and Executive Board members of AIXTRON as a group:

Name and Address(1) of Beneficial Owner	Number of Shares(2)		Percent of Class(3)	Number of Options to Acquire AIXTRON Equity Securities
Prof. Dr. Wolfgang Blättchen	0		*	0
Wolfgang Breme	0		*	263,000
Prof. Dr. Petra Denk	129		*	0
Paul Hyland	0		*	359,350
Dr. Holger Jürgensen	7,650,000	(4)	7.52%	0
Karl-Hermann Kuklies	3,600	(5)	*	0
Prof. Dr. Rüdiger von Rosen	1,300		*	0
Kim Schindelhauer	900,000		*	0
Dr. Bernd Schulte	0		*	331,408

All Supervisory and Executive Board members as a group	8,555,029		8.40%	953,758

*
Less than 1%.

(1)
Except as indicated otherwise, the address is: c/o AIXTRON SE, Kaiserstrasse 98, 52134 Herzogenrath, Germany.

(2)
Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)
Applicable percentage is based on 101,789,527 shares of common stock outstanding as of February 28, 2012 (according to German GAAP rules based on the German Commercial Code HGB). Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(4)
Dr. Jürgensen, directly or indirectly, beneficially owns 7,650,000 shares through his ownership stake in CAMMA GmbH.

(5)
Includes 1,900 shares owned indirectly by Mr. Kuklies's wife and 1,700 shares owned by his daughter.

(6)
Mr. Schindelhauer, directly or indirectly, beneficially owns 900,000 shares through his ownership stake in SBG Beteiligung GmbH.

        As of February 29, 2012, members of the Company's Supervisory Board, a group of six persons, indirectly or directly, held 8,555,029 AIXTRON ordinary shares.

        Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON ("Directors Dealings"). In fiscal year 2011, Supervisory Board member Mr. Kim Schindelhauer reported he had sold through his ownership stake in SBG Beteiligung GmbH a total of 139,604 shares of AIXTRON.

Employee Options

Share Option Programs

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or American Depositary Shares ("ADS") under certain conditions. Since the stock option programs have been installed as part of the variable remuneration, the stock options themselves are granted without purchase price.

        In fiscal year 2011, 609,661 stock options (2010: 513,014 options; 2009: 915,662 options) were exercised, resulting in delivery of in total 609,661 ordinary shares. Under the 2011 tranche of the AIXTRON stock option plan 2007, 14,000 new stock options were granted in fiscal year 2011 (2010 tranche: 779,950 grants; 2009 tranche: 778,850 grants). Half of those granted options may be exercised after a waiting period of not less than two years, an additional 25% may be exercised after three years and the remaining 25% of the granted options may be exercised after at least four years. The options expire 10 years after they have been granted.

	Dec 31, 2011	Exercise	Expired/ Forfeited	Allocation	Dec 31, 2010
AIXTRON ordinary shares
stock options	3,852,164	609,661	38,709	14,000	4,486,534
underlying shares	4,519,641	609,661	39,450	14,000	5,154,752
AIXTRON ADS
stock options	6,610	0	0	0	6,610
underlying shares	6,610	0	0	0	6,610

        See Item 18 "Financial Statements—Note 23. Share-based payment" for a more detailed description of the different stock option plans and a summary of all the stock option transactions.

Item 7:    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        As of February 10, 2012, Dr. Holger Jürgensen, one of the Company's founders and Deputy Chairman of the Company's Supervisory Board, directly or indirectly, beneficially owned 7,650,000 or 7.52% of AIXTRON's ordinary shares through his ownership stake in Camma GmbH. For more information, refer to Item 6. E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        In its capacity as AIXTRON's depositary bank as of December 31, 2011, the Bank of New York Mellon, N.Y. held 6,741,315 ordinary shares as of December 31, 2011, represented by 6,741,315 ADSs, or 6.62% of AIXTRON's shares outstanding.

        As of December 31, 2011, the following investors had shareholdings in AIXTRON SE exceeding the 3% reporting threshold (shares held as of the reporting date, pursuant to Section 26 (1) of the German Securities Trading Act/WpHG):

        Baillie Gifford & Co, Edinburgh, UK, 5,103,508 shares or 5.01% of AIXTRON's shares outstanding

        Vanguard International Growth Fund, Wayne, USA, 3,377,229 shares or 3.32% of AIXTRON's shares outstanding

        William Blair & Company, LLC, Chicago, USA, 3,069,367 shares or 3.02% of AIXTRON's shares outstanding

        Allianz Global Investors KAG mbH, Frankfurt am Main, Germany, 3,065,335 shares or 3.01% of AIXTRON's shares outstanding

        To the Company's knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 3% or more of AIXTRON's outstanding shares as of February 10, 2012.

        As of December 31, 2011, AIXTRON had 55,666 shareholders registered in its share register of ordinary shares, 159 registered ADS holders, and an estimated 8,467 beneficial holders of ADSs and U.S. record holders held approximately 16,388,600 or 16.1% of AIXTRON's outstanding shares as of February 7, 2012.

        For more information, refer to Item 6.E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        The Company's major shareholders do not have voting rights that are different from any other shareholder.

B.    Related Party Transactions

        For related party transaction information, refer to Item 6.B. "Compensation" and Item 18 "Financial Statements—Note 30. Related parties". During 2011, there were no outstanding personal loans or guarantees to members of the Executive Board or the Supervisory Board..

C.    Interests of Experts and Counsel

        Not applicable.

Item 8:    Financial Information

A.    Consolidated Financial Statements and Other Financial Information

        For the Company's Consolidated Financial Statements and other financial information, refer to Item 5. "Operating and Financial Review and Prospects" and Item 18. "Consolidated Financial Statements".

Export Revenues

        Revenues outside of Europe accounted for € 584.6 million or 95.69% of the AIXTRON's total revenues for the year ended December 31, 2011 (2010: € 752.7 million or 96.04%; 2009: € 261.4 million or 86.30%). Revenues from AIXTRON's Asian-based customers accounted for € 547.8 million or 89.66% of the Company's total revenues for the year ended December 31, 2011 (2010: 716.9 million or 91.46%; 2009: € 250.0 million or 82.56%).

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

        International Rectifier Corporation (IRC), of EI Segundo, California, USA had filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of IRC's former employees, including IRC's founder and former CEO Alex Lidow, as well as five companies, including AIXTRON. Having had its lawsuit dismissed in the U.S. District Court, IRC re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, IRC dropped some of its claims against the defendants, and the California court dismissed additional claims. As at December 31, 2010, two of IRC's claims remained in the case against AIXTRON.

        On January 24, 2011, AIXTRON and IRC entered into a settlement agreement in which IRC agreed to withdraw its action in return for voluntary disclosure by AIXTRON of certain documents as well as witness statements to IRC in support of IRC's still pending action against the remaining defendants. In February 3, 2011, the Superior Court of California, County of Los Angeles, California, USA has filed and entered the dismissal with prejudice of the action against AIXTRON.

Policy on Dividend Distributions

        The maximum amount of dividends available for distribution to shareholders is based on the level of earnings, as determined in accordance with the German Commercial Code HGB and the German Stock Corporation Act AktG. All dividends must be approved by the Company's shareholders.

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated income in accordance with German generally accepted accounting principles (German GAAP), based on the German Commercial Code HGB, of € 97.0 million for 2011 (2010: € 124.9 million; 2009: € 42.5 million).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that a dividend of € 25.4 million or € 0.25 per share for 2011 (60.7 million or € 0.60 per share for 2010; € 15.1 million or € 0.15 per share for 2009) be distributed.

B.    Significant Changes

        For information regarding significant changes, refer to Item 18 "Financial Statements—Note 32. Events after the reporting period".

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

	XETRA/Germany closing price per ordinary share*
	(EUR)
	High	Low
Annual
2007	9.98	3.31
2008	10.39	4.76
2009	25.29	3.15
2010	28.87	18.99
2011	33.35	8.38
Quarterly
2010
First quarter	27.00	20.00
Second quarter	28.75	19.12
Third quarter	25.60	19.15
Fourth quarter	28.20	20.61
2011
First quarter	33.48	27.65
Second quarter	31.40	22.70
Third quarter	24.65	11.00
Fourth quarter	11.90	8.38
Monthly
2011
July	24.65	18.06
August	19.45	14.20
September	15.17	11.00
October	11.19	9.14
November	11.90	8.38
December	9.90	8.77
2012
January	12.40	10.26
February (through February 10, 2012)	11.73	10.72

	Closing Price per ADR*
	(USD)
	High	Low
Annual
2007	14.80	4.54
2008	16.08	6.81
2009	38.24	3.88
2010	38.56	23.11
2011	44.88	11.26
Quarterly
2010
First quarter	36.48	27.63
Second quarter	38.56	23.11
Third quarter	33.60	24.3
Fourth quarter	37.79	28.25
2011
First quarter	44.50	36.89
Second quarter	44.88	32.65
Third quarter	35.32	14.52
Fourth quarter	16.43	11.26
Monthly
2011
July	35.32	26.72
August	27.43	20.35
September	21.52	14.52
October	15.50	13.02
November	16.43	11.26
December	13.55	11.27
2012
January	15.86	13.56
February (through February 10, 2012)	15.60	14.06

        On February 10, 2012, the closing price in Germany per ordinary share was € 11.73.

        On February 10, 2012, the closing price per ADS on NASDAQ Global Select Market was USD 15.40.

B.    Plan of Distribution

        Not applicable

C.    Markets

        See Item 9.A. "Offer and Listing Details".

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable

F.     Expenses of the Issue

        Not applicable

Item 10:    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

Articles of Association

        This section summarizes the material provisions of AIXTRON's Articles of Association. This is only a summary and does not describe the Articles of Association in their entirety. Copies of AIXTRON's Articles of Association are publicly available from the commercial register of the local court in Aachen, Germany under the entry number HRB 16590, and an English translation of AIXTRON's Articles of Association as of January 25, 2012 is also available on the AIXTRON website and can be found in Exhibit 1.1 of this report.

Share Capital

        The Company's share capital amounts to € 101,789,527 as per January 31, 2012. It is composed of 101,789,527 no-par value registered shares.

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

        The preemptive rights are freely assignable and may be traded on German stock exchanges for a specified time within the subscription period. The preemptive rights lapse if they are not exercised.

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

        In accordance with the German Stock Corporation Law, upon AIXTRON's liquidation, shareholders will receive, in proportion to their shareholdings, any liquidation proceeds remaining after payment of all of AIXTRON's liabilities.

Voting Rights and General Shareholders' Meeting

        A General Shareholders' Meeting of AIXTRON may be called by the Executive Board, the Supervisory Board or upon request of shareholders whose aggregate holding is not less than 5% of the stated share capital. The annual General Shareholders' Meeting must take place within the first six months of the fiscal year. The Executive Board calls this meeting upon the receipt of the Supervisory Board's report on the annual financial statements.

        Under German law and AIXTRON's Articles of Association, AIXTRON must publish notices of shareholders meetings in the German electronic federal gazette (elektronischer Bundesanzeiger) at least one month before the last day on which the shareholders must deposit their shares for the meeting.

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

        Although AIXTRON must notify shareholders of any ordinary or extraordinary shareholders' meeting as described above, neither the German Stock Corporation Law nor AIXTRON's Articles of Association fixes a minimum quorum requirement. This means that holders of a minority of AIXTRON's shares could control the outcome of resolutions not requiring a specified majority of AIXTRON's stated share capital.

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

        The German Securities Trading Act (Wertpapierhandelsgesetz) provides for extensive notification requirements. It requires each person whose voting rights reach, exceed or, after exceeding, fall below the 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% voting rights thresholds in a company to notify the company and the Federal Supervisory Agency (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing within four trading days after they have reached, exceeded or fallen below that threshold. For any period in which a notice is not given, the shareholder is prevented from exercising its rights as an AIXTRON shareholder, including voting rights and dividend rights. In addition, anyone who holds, directly or indirectly, financial or other instruments that (i) grant an entitlement to acquire voting shares issued by a company whose home member state is the Federal Republic of Germany or (ii) which do not grant an enforceable right to acquire such shares, but still make such acquisition (economically) possible must, without undue delay, notify the issuer and the Federal Supervisory Agency if the thresholds mentioned above, with the exception of the 3% threshold, have been reached, exceeded or fallen below. In making the threshold calculations, positions in voting rights must be aggregated with positions in such financial instruments..

Notices, Paying Agent and Depository

        AIXTRON publishes official notices exclusively in the German electronic federal gazette (elektronischer Bundesanzeiger).

        In addition, AIXTRON will file reports and other information with the SEC.

        Deutsche Bank AG is the German Paying Agent (Zahlstelle) for the AIXTRON ordinary shares.

        There are no limitations on rights to own AIXTRON ordinary shares.

Corporate Governance

        AIXTRON's Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code was last updated in February 2012 and states that the Company has been in full compliance with the Corporate Governance Code. It is posted together with the "Declaration on Corporate Governance" in the "Investor Relations—Corporate Governance" section of AIXTRON's website at www.aixtron.com.

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

        In 2011, AIXTRON has issued a Compliance Manual which applies to all members of the senior management. This manual is based on the principles of the Compliance Code of Conduct and provides a detailed view on all important areas of compliance. It is regularly being updated to reflect legal changes. By signing a representation letter, the senior managers confirm having informed their team members about the content of the Compliance Manual and that the compliance rules and regulations set out by AIXTRON SE are being complied with.

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

        In conjunction with its annual report for the year ending December 31, 2011, the Company is required to include a report from its Management relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15 in this annual report on Form 20-F.

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

        AIXTRON's Supervisory Board has determined that as of December 31, 2011, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 5600 Series. In particular, AIXTRON's Supervisory Board has determined that each member of the Audit Committee is "independent" as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii).

C.    Material Contracts

        Apart from the following material contracts, all contracts AIXTRON has entered into during the course of the year 2011 were entered in the ordinary course of business.

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

        The deduction for a taxable loss carry-forward for the fiscal year is unlimited up to a threshold of € 1,000,000, thereafter taxable income can only be offset to the extent of 60%. The temporary loss carry-forward is reduced by the amount used and remains unlimited in life. However, there are limitations on the use of loss carry-forwards upon a transfer of more than 25% of a corporation's shares or voting rights to one purchaser, a related party or group of purchasers within a specified time period.

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

Taxation of Capital Gains for U.S. Shareholders

        Capital Gains earned by a Non-German holder from the sale or other disposition of ordinary shares or ADS are subject to tax in Germany at statutory tax rates if the Non-German holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during a five-year period immediately preceding the disposition. Capital gains in general are not taxable if the above mentioned threshold is not exceeded and certain further conditions are met.

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

        Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2011. AIXTRON's status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON were a PFIC, U.S. Holders generally would have additional U.S. tax filing requirements and would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

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

Foreign Asset Reporting

        Certain U.S. Holders who are individuals are required to report information relating to an interest in shares or ADSs, subject to certain exceptions (including an exception for shares or ADSs held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of shares or ADSs.

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

Effects of Currency Translation

        Most of AIXTRON's subsidiaries are located outside the Euro zone. Since the Company's presentation currency is the Euro, AIXTRON translates the income statements of these subsidiaries into Euros so that the Company can include their financial results in its Consolidated Financial Statements. Period-to-period changes in the exchange rate for a particular country's currency can significantly affect the translation of both revenues and operating income denominated in that currency into Euros.

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

Impact of 10% increase of EUR vs. USD exchange rate	2011	2010	2009
	(EUR thousands)
Revenues	(48,844)	(64,282)	(21,016)
Net Result	(13,758)	(16,205)	(3,409)

Impact of 10% increase of EUR vs. GBP exchange rate	2011	2010	2009
	(EUR thousands)
Revenues	0	(87)	(14)
Net Result	8,075	5,940	4,427

Impact of 10% decrease of EUR vs. USD exchange rate	2011	2010	2009
	(EUR thousands)
Revenues	48,844	64,282	21,016
Net Result	13,758	16,205	3,409

Impact of 10% decrease of EUR vs. GBP exchange rate	2011	2010	2009
	(EUR thousands)
Revenues	0	87	14
Net Result	(8,075)	(5,940)	(4,427)

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

Interest Rate Risk

        The Company's income is subject to effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments and bank loans. During 2011, the Company received € 3.4 million (2010: € 2.8 million; 2009: € 1.3 million) of interest income.

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

Item 12:    Description of Securities other than Equity Securities

        On February 7, 2011, the deposit agreement dated March 10, 2005 with JPMorgan Chase Bank, N.A. ("JPMorgan"), as depositary for the AIXTRON ADS program, was effectively replaced by a deposit agreement with The Bank of New York Mellon ("Bank of New York Mellon"), dated February 7, 2011.

        As provided for in the American Depositary Receipt included as Exhibit A to the amended and restated deposit agreement among AIXTRON, Bank of New York Mellon, as depositary (the "Depositary") and all owners and holders of American Depositary Shares dated as of February 7, 2011, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company's ADS Program, which amounts are payable to the Depositary.

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

        In 2011, Bank of New York Mellon granted no reimbursements to AIXTRON.

Indirect Payments made by the Depositary to AIXTRON

        As part of its service to AIXTRON, Bank of New York Mellon has agreed to waive fees for the standard costs associated with the administration of the AIXTRON ADS program, associated operating expenses and IR-related services, estimated to be approximately USD 200,000 annually.

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

        Based on such evaluation, AIXTRON's Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme have concluded that, as of December 31, 2011, AIXTRON's disclosure controls and procedures are effective.

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

        Based on that evaluation, Management has concluded that AIXTRON's internal control over financial reporting was effective as of December 31, 2011.

        Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on the effectiveness of AIXTRON's internal control over financial reporting.

 Attestation Report of the Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

We have audited the internal control over financial reporting of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 28, 2012

 Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2011 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C:    Principal Accountant Fees and Services

        Aggregate fees billed to AIXTRON for the years ended December 31, 2011 and 2010 by AIXTRON's independent principal accountant, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates are as follows:

Type of Fees	Dec 31, 2011	Dec 31, 2010
	(million EUR)
Audit fees	0.75	0.84
Audit-related fees	0.07	0.00
Tax fees	0.16	0.24
All other fees		0.01

Total	0.98	1.09

        In the above table, "audit fees" are the aggregate fees for professional services in connection with the audit of the Company's Consolidated Financial Statements, reviews of interim financial statements, as well as audits of statutory financial statements of AIXTRON and its subsidiaries. Also included in "Audit fees" are amounts for attestation services in relation to regulatory filings and other compliance requirements. "Audit-related fees" are fees for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions, attestation regarding compliance with certain agreements and other agreed-upon procedures. "Tax fees" are fees for tax advice on actual or contemplated transactions, tax compliance and expatriate employee tax services. "All Other Fees" are miscellaneous items. For more information, refer to Item 18 "Financial Statements—Note 33. Auditors' fees".

Audit Committee Pre-Approval Policies

        In accordance with German law, AIXTRON'S independent auditors are appointed at the Annual Shareholders' Meeting based on a recommendation of the Company's Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors' independence. On May 19, 2011, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany ("Deloitte & Touche") was appointed to serve as the Company's independent auditors for the year ending December 31, 2011.

        In order to assure the integrity of independent audits, AIXTRON's Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company's independent auditors prior to the auditors' engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the SEC. In fiscal year 2011 the Audit Committee pre-approved 100% of the performance by Deloitte & Touche of the above specified audit and permitted non-audit services.

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

Item 16H:    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17:    Financial Statements

        Not applicable.

Item 18:    Financial Statements

        See pages F-1 to F-58, incorporated herein by reference.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended January 25, 2012.
2.1
Amended and Restated Deposit Agreement dated as of February 7, 2011 among AIXTRON SE, The Bank of New York Mellon, as Depositary, and all Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Form F-6, dated January 27, 2011, File No. 333-171890).
4.1
Exclusive Patent and Know-How License Agreement among AIXTRON Centre National de la Recherche Scientifique and the Institut National Polytechnique de Grenoble (incorporated by reference to Exhibit 10.3 to Form F-4, dated February 8, 2005, File No. 333-122624).
4.2	Contract between AIXTRON and Mr. Paul Hyland, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.4 to Form 20-F, dated June 22, 2006, File No. 000-51196)
4.3
Amendment to contract between AIXTRON and Mr. Paul Hyland, dated October 20, 2004. (English translation; incorporated by reference to Exhibit 4.5 to Form 20-F, dated June 22, 2006, File No. 000-51196).
4.4	Contract between AIXTRON and Mr. Wolfgang Breme, effective April 1, 2005. (English translation; incorporated by reference to Exhibit 4.5 to Form 20-F, dated March 15, 2007, File No. 000-51196)
4.5	Contract between AIXTRON and Dr. Bernd Schulte, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.7 to Form 20-F, dated June 22, 2006, File No. 000-51196).
4.6	Amendment to contract between AIXTRON and Dr. Bernd Schulte, dated October 20, 2004. (Incorporated by reference to Exhibit 4.8 to Form 20-F, dated June 22, 2006, File No. 000-51196).
8.1	List of Subsidiaries (incorporated by reference to the list of subsidiaries set forth in this report under the caption "Item 4. Information on the Company—Organizational Structure.")
11.1	Code of Ethics, revised in 2007 (incorporated by reference to Exhibit 11.1 to Form 20-F, dated March 13, 2008, File No. 000-51196).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 1, 2012

AIXTRON SE
/s/ PAUL HYLAND
Name:	Paul Hyland
Title:	Chairman, President and Chief Executive Officer

/s/ WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

        We have audited the accompanying consolidated statement of financial position of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated income statement, consolidated statement of other comprehensive income, consolidated statement of cash flow, and consolidated statement of changes in equity for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON SE and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 28, 2012

CONSOLIDATED INCOME STATEMENT

	Note	2011	2010	2009
		(in EUR thousands)
Revenues	3	610,960	783,775	302,857
Cost of sales		379,529	372,018	168,143

Gross profit		231,431	411,757	134,714
Selling expenses		32,138	48,935	25,465
General administration expenses		33,978	30,076	21,288
Research and development costs	4	50,410	46,126	32,917
Other operating income	5	2,394	6,659	10,046
Other operating expenses	6	4,419	17,769	2,365

Operating result		112,880	275,510	62,725
Finance Income		3,393	2,851	1,283
Finance Expense	8	1,306	141	27

Net Finance Income		2,087	2,710	1,256
Result before taxes		114,967	278,220	63,981
Taxes on income	9	35,431	85,724	19,215

Profit for the year		79,536	192,496	44,766

Thereof attributable to the owners of Aixtron SE		79,536	192,496	44,766
Basic earnings per share (EUR)	21	0.79	1.93	0.49
Diluted earnings per share (EUR)	21	0.78	1.89	0.48

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	Note	2011	2010	2009
		(in EUR thousands)
Profit for the year		79,536	192,496	44,766
Losses/gains from derivative financial instruments before taxes	20	(9,032)	1,224	(1,417)
Deferred taxes on derivative financial instruments	14	2,934	(449)	302
Currency translation adjustment		6,930	1,454	1,306
Other comprehensive income		832	2,229	191

Total comprehensive income for the year		80,368	194,725	44,957

Thereof attributable to the owners of Aixtron SE		80,368	194,725	44,957

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	31/12/2011	31/12/2010
		(in EUR thousands)
Assets
Property, plant and equipment	11	96,176	77,910
Goodwill	12	64,078	62,201
Other intangible assets	12	6,205	6,977
Other non-current assets	13	720	807
Deferred tax assets	14	28,347	19,469
Tax receivables	15	291	332

Total non-current assets		195,817	167,696

Inventories	16	184,553	167,221
Trade receivables
less allowance kEUR 389
(2010: kEUR 382)	17	78,630	88,407
Current tax receivables	10	8,150	696
Other current assets	17	14,894	14,707
Other financial assets	18	122,323	202,587
Cash and cash equivalents	19	172,892	182,118

Total current assets		581,442	655,736

Total assets		777,259	823,432

Liabilities and shareholders' equity
Subscribed capital
Number of shares: 100,710,602 (2010: 100,100,941)		100,711	100,101
Additional paid-in capital		274,816	267,070
Retained earnings		263,316	244,488
Cumulated comprehensive income and expense recognised in equity		(10,503)	(11,335)

Total shareholders' equity	20	628,340	600,324

Employee benefits	22	0	17
Other non-current payables		217	636
Other non-current provisions	24	0	387
Deferred tax liabilities	14	140	0

Total non-current liabilities		357	1,040
Trade payables	25	20,527	39,643
Advance payments from customers		64,900	117,477
Other current provisions	24	36,558	43,536
Other current liabilities	25	20,076	4,034
Current tax payables	10	6,404	17,342
Deferred revenues		97	36

Total current liabilities		148,562	222,068

Total liabilities		148,919	223,108

Total liabilities and shareholders' equity		777,259	823,432

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOW

	Note	2011	2010	2009
		(in EUR thousands)
Cash inflow from operating activities
Profit for the year		79,536	192,496	44,766
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		5,177	3,645	2,149
Depreciation and amortization expense		12,258	13,101	12,247
Net result from disposal of property, plant and equipment		49	(1)	(1,207)
Deferred income taxes		(8,739)	(5,053)	(10,412)
Other non-cash expenses		0	(3,369)	1,064
Change in
Inventories		(16,390)	(75,870)	(11,713)
Trade receivables		9,524	(37,718)	(10,506)
Other assets		(13,653)	(263)	(4,283)
Trade payables		(19,274)	16,425	2,539
Provisions and other liabilities		(2,132)	16,935	19,265
Deferred revenues		57	0	(6)
Non-current liabilities		(813)	(1,146)	55
Advance payments from customers		(51,945)	28,815	34,939

Cash inflow from operating activities		(6,345)	147,997	78,897

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment		(27,184)	(48,6450	(8,791)
Capital expenditures in intangible assets		(2,978)	(3,245)	(1,008)
Proceeds from disposal of fixed assets		77	105	6,723
Bank deposits with a maturity of more than 90 days	18	80,537	(113,602)	(87,000)

Cash inflow/outflow from investing activities		50,452	(165,387)	(90,076)

Cash inflow/outflow from financing activities
Dividend paid to shareholders		(60,708)	(15,100)	(8,181)
Proceeds from issue of equity shares		3,179	3,502	161,749

Cash inflow/outflow from financing activities		(57,529)	(11,598)	153,568

Effect of changes in exchange rates on cash and cash equivalents		4,196	214	1,341
Net change in cash and cash equivalents		(9,226)	(29,074)	143,730
Cash and cash equivalents at the beginning of the period		182,118	211,192	67,462

Cash and cash equivalents at the end of the period	20	172,892	182,118	211,192

Interest paid		(140)	(261)	(9)
Interest received		2,675	1,772	778
Income taxes paid		(54,651)	(90,344)	(16,903)
Income taxes received		211	86	122

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders' equity attributable to the owners of AIXTRON SE
	(in EUR thousands)
Balance at January 1, 2009	89,692	106,445	(13,755)	0	30,507	212,889
Dividends to shareholders					(8,181)	(8,181)
Share based Payments		2,140				2,140
Issue of shares for options	916	3,171				4,087
Issue of shares	8,980	148,657				157,637
Net Income for the year					44,766	44,766
Other comprehensive income			1,306	(1,115)		191
Total comprehensive income for the year	0	0	1,306	(1,115)	44,766	44,957

Balance December 31, 2009 and January 1, 2010	99,588	260,413	(12,449)	(1,115)	67,092	413,529

Dividends to shareholders					(15,100)	(15,100)
Share based Payments		3,645				3,645
Issue of shares for options	513	3,012				3,525
Issue of shares						0
Net Income for the year					192,496	192,496
Other comprehensive income			1,454	775		2,229
Total comprehensive income for the year	0	0	1,454	775	192,496	194,725

Balance December 31, 2010 and January 1, 2011	100,101	267,070	(10,995)	(340)	244,488	600,324

Dividends to shareholders					(60,708)	(60,708)
Share based Payments		5,177				5,177
Issue of shares for options	610	2,569				3,179
Issue of shares						0
Currency translation						0
Net Income for the year					79,536	79,536
Other comprehensive income			6,930	(6,098)		832
Total comprehensive income for the year	0	0	6,930	(6,098)	79,536	80,368

Balance December 31, 2011	100,711	274,816	(4,065)	(6,438)	263,316	628,340

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     General Principles

        AIXTRON SE is incorporated as a European Company (Societas Europaea) under the laws of the Federal Republic of Germany. The Company is domiciled at Kaiserstraße 98, 52134Herzogenrath, Germany. AIXTRON SE is registered in the commercial register of the District Court ("Amtsgericht") of Aachen under HRB 16590.

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

        These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board at its meeting held on February 29, 2012 for approval and publication.

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

  Where parts of an item of property, plant and equipment have different useful lives, they are depreciated as separate items of property, plant and equipment.

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

(f)    Intangible assets

  (i)
  Goodwill

  All business combinations are accounted for by applying the purchase method. In respect of business combinations that have occurred since January 1, 2004, goodwill represents the difference between the fair value of the consideration for the business combination and the fair value of the net identifiable assets acquired. In respect of business combinations prior to this date, goodwill, determined under the previous accounting principles (US-GAAP), applied until 2004, and has continued to be recognised at its then carrying amount.

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

  (v)
  Amortisation

  Amortisation is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Goodwill is tested annually in respect of its recoverable amount. Other intangible assets are amortised from the date they are available for use. Useful lives and residual values of intangible assets are reviewed at the year-end date or more frequently if circumstances arise which are indicative of a change. The estimated useful lives are as follows:

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

  Investments are recognised at the tradedate, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

  (ii)
  Financial assets at FVTPL

  Financial assets are classified as at FVTPL where the asset is either

    •
    held for trading or

    •
    it is designated as at FVTPL.

  Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

  (iii)
  Held to maturity investments

  Investments with fixed or determinable payments and fixed maturity dates that the Company intends and is ableto hold to maturity are classified as held to maturity investments. Held to maturity investments are recorded at amortised cost using the effective interest rate method less any impairment, with revenue recognised on an effective yield basis.

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

    •
    held for trading or

    •
    it is designated as at FVTPL.

  Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

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

        Property, plant and equipment as well as other intangible assets are tested for impairment, where there is any indication that the asset may be impaired. The company assesses at the end of each period whether there is an indication that an asset may be impaired. Impairment losses on such assets are recognised, to the extent that the carrying amount exceeds either thefair value less cost to sell, or the value in use.

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

(t)    Recently issued accounting standards

        Amendments to the following standards and interpretations were adopted during 2011:

  •
  Amendments to IFRS 7 Financial Instruments: Disclosures—Transfers of Financial Assets

  •
  Improvements to IFRSs (Issued by IASB in May 2010)

        The adoption of these interpretations and amended standards has not led to any changes in the company's accounting policies. The standards, amendments to standards and interpretations have all been adopted earlier than required.

        At the date of authorisation of these financial statements, the following Standards and amendments to Standards, which havenot been applied in these financial statements, were in issue but not yet effective and not yet adopted by the EU.

  •
  IFRS 9 Financial Instruments.

  •
  IFRS 10 Consolidated Financial Statements

  •
  IFRS 11 Joint Arrangements

  •
  IFRS 12 Disclosures of Interests in Other Entities

  •
  IFRS 13 Fair Value Measurement

  •
  IAS 27 Separate Financial Statements

  •
  IAS 28 Investments in Associates and Joint Ventures

  •
  Deferred tax: Recovery of Underlying Assets (Amendments to IAS 12)

  •
  Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters (Amendments to IFRS 1)

  •
  Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

  •
  Amendments to IAS 19 Employee Benefits

  •
  Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

  •
  Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

  •
  IFRIC Interpretation 20 : Stripping Costs in the Production Phase of a Surface Mine

        The adoption of IFRS 9 which the Company plans to adopt on 1st January 2015 will impact both the measurement and disclosures of Financial Instruments; other changes to standards do not have a material impact.

3.     Segment Reporting

        IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Board, as chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment Reporting (Continued)

        The Executive Board regularly reviews financial information on a consolidated group basis since the various activities of the group are largely integrated from an operational perspective. In accordance with IFRS 8.5, AIXTRON has only one reportable segment.

        The company's reportable segment is based around the category of goods and services provided to the semiconductor industry.

Segment revenues and results

	2011	2010	2009
	(in EUR thousands)
Equipment revenues	556,275	735,723	275,008
Spares and service	54,685	48,052	27,849

Revenue from external customers	610,960	783,775	302,857

Inventories recognized as an expense	255,357	298,872	121,296
Personnel expenses	76,494	69,964	51,705
Depreciation	8,960	8,732	8,739
Amortization	3,540	4,369	3,508
Other expenses	154,041	115,741	63,521
Net foreign exchange losses	2,082	17,246	1,409
Other operating income	(2,394)	(6,659)	(10,046)

Segment profit	112,880	275,510	62,725
Investment revenue	3,393	2,851	1,283
Finance Costs	(1,306)	(141)	(27)

Profit before tax	114,967	278,220	63,981

        The accounting policies of the reportable segment are identical to the Group's accounting policies as described in note 2. Segment profit represents the profit earned by the segment without the allocation of investment revenue, finance costs and income tax expense. This is the measure reported to the Executive Board for the purpose of resource allocation and assessment of performance.

Segment assets and liabilities

	Dec 31, 2011	Dec 31, 2010
	(in EUR thousands)
Semi-conductor equipment segment assets	445,256	418,228
Unallocated assets	332,003	405,204

Total Group assets	777,259	823,432

	Dec 31, 2011	Dec 31, 2010
	(in EUR thousands)
Semi-conductor equipment segment liabilities	142,375	205,748
Unallocated liabilities	6,544	17,360

Total Group liabilities	148,919	223,108

        For the purpose of monitoring segment performance and allocating resources all assets other than tax assets, cash and other financial assets are treated as allocated to the reportable segment. All liabilities are allocated to the reportable segment apart from tax liabilities and post-employment benefit liabilities.

        Additions to Property, Plant and Equipment, to Goodwill and to Intangible assets, and the depreciation and amortization expenses are given in notes 11 and 12. Other non-current assets reduced by k€ 87 during 2011 (increased by k€ 163 in 2010).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment Reporting (Continued)

        Information concerning other material items of income and expense for personnel expenses and R&D expenses can be found in notes 7 and 4.

Geographical Information

        The Group's revenue from continuing operations from external customers and information about its non-current assets by geographical location are detailed below. Revenues from external customers are attributed to individual countries based on the country in which it is expected that the products will be used.

	2011	2010	2009
	(in EUR thousands)
Asia	547,782	716,872	250,034
Europe	26,322	31,066	41,498
USA	36,856	35,837	11,325

Total	610,960	783,775	302,857

        Sales from external customers attributed to Germany, Aixtron's country of domicile, and to other countries which are of material significance are as follows:

	2011	2010	2009
	(in EUR thousands)
Germany	10,929	21,314	31,937
Korea	57,744	125,489	110,140
China	314,900	193,768	24,445
Taiwan	157,446	376,899	102,071

        In 2011 and in 2010 there were no customers who accounted for more than 10% of Group revenues. Sales to two customers amounted to 29% and 10% of total Group revenues respectively in 2009.

	Non-current assets
	Dec 31, 2011	Dec 31, 2010
	(in EUR thousands)
Asia	1,604	1,310
Europe excluding Germany	14,873	13,060
Germany	96,109	78,726
USA	54,594	55,132

Total Group non current assets	167,180	148,228

        Non-current assets exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

4.     Research and development

        Research and development costs, before deducting project funding received, were k€ 50,410, k€ 46,126 and k€ 32,917 for the years ended December 31, 2011, 2010 and 2009 respectively.

        After deducting project funding received and not repayable, net expenses for research and development were k€ 49,003, k€ 42,588, and k€ 29,637 for the years ended December 31, 2011, 2010 and 2009 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     Other operating income

	2011	2010	2009
	(in EUR thousands)
Research and development funding	1,407	3,538	3,280
Income from resolved contract obligations		1,800	3,498
Income from the reversal of provisions and the write-off of debts	92	741	1,596
Gain from the disposal of fixed assets	17	4	1,262
Compensation payments	2	154	16
Foreign exchange gains	367	248	119
Other	509	174	275

	2,394	6,659	10,046

        The total amount of exchange gains and losses (see also note 6) recognised in profit or loss was a loss of k€ -2,082, (2010 loss k€ -17,246; 2009 loss k€ -1,409).

	2011	2010	2009
Foreign exchange gains	367	248	119
Foreign exchange losses (see note 6)	(2,449)	(17,494)	(1,528)

Net foreign exchange gains (losses)	(2,082)	(17,246)	(1,409)

Gains (losses) arising on financial assets and liabilities at FVTPL	(1,320)	(20,877)	340
Other foreign exchange gains (losses)	(762)	3,631	(1,749)

	(2,082)	(17,246)	(1,409)

        The net gain (loss) on allowances for receivables and also on financial assets measured at amortised cost was -k€ 9 (2010 k€ 471; 2009 k€ 1,147)

6.     Other operating expenses

	2011	2010	2009
	(in EUR thousands)
Foreign exchange losses	2,449	17,494	1,528
Losses from the disposal of fixed assets	66	3	55
Additions to allowances for receivables or write-off of receivables	101	270	449
Customs penalty	1,334
Other	469	2	333

	4,419	17,769	2,365

7.     Personnel expense

	2011	2010	2009
	(in EUR thousands)
Payroll	63,315	58,534	43,738
Social insurance contributions	6,777	5,767	4,629
Decrease/Increase in defined benefit plan obligations	(17)	866	219
Expense for defined contribution plans	1,355	1,152	970
Stock option expense	5,064	3,645	2,149

	76,494	69,964	51,705

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Net finance income

	2011	2010	2009
	(in EUR thousands)
Interest income from financial assets
On financial assets measured at amortized cost	3,309	2,590	862
Other financial assets	84	261	421

	3,393	2,851	1,283

Interest expense from financial liabilities
On financial liabilities not at fair value through profit or loss	(546)	(141)	(26)
Other financial liabilities	(761)	0	(1)

	(1,307)	(141)	(27)

Net finance income	2,086	2,710	1,256

9.     Income tax expense/benefit

        The following table shows income tax expenses and income recognised in the consolidated income statement

	2011	2010	2009
	(in EUR thousands)
Current tax expense (+)/current tax income (-)
for current year	40,686	90,294	29,261
adjustment for prior years	552	483	131

Total current tax expense	41,238	90,777	29,392

Deferred tax expense (+)/deferred tax income (-)
from temporary differences	(5,802)	(4,980)	(4,561)
—Income/expense from changes in local tax rate	(5)	26	(16)
from reversals and write-downs		(99)	(5,600)

Total deferred tax expense	(5,807)	(5,053)	(10,177)

Taxes on income	35,431	85,724	19,215

        Income before taxes on income and income tax expense relate to the following regions

	2011	2010	2009
	(in EUR thousands)
Income before income taxes
Germany	56,554	225,802	88,822
Outside Germany	58,413	52,418	(24,841)

Total	114,967	278,220	63,981

Income tax expense
Germany	18,867	62,798	15,336
Outside Germany	16,564	22,926	3,879

Total	35,431	85,724	19,215

        The Company's effective tax rate is different from the German statutory tax rate of 30.21% (2010: 30.21%; 2009: 30.20%) which is based on the German corporate income tax rate (including solidarity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Income tax expense/benefit (Continued)

surcharge and trade tax) The following table shows the reconciliation from the expected to the reported tax expense:

	2011	2010	2009
	(in EUR thousands)
Net result before taxes	114,967	278,220	63,981

Income tax expense (German tax rate)	34,732	84,050	19,322

Effect from differences to foreign tax rates	(1,574)	(1,074)	(2,392)
Non-deductible expenses	2,236	2,491	1,222
Non-consideration of tax claims from
loss carryforwards			977
Reversal of Allowance/write-off against deferred tax assets	587	(133)	103
Expense from changes in local tax rate	(5)	26	(16)
Effect of the use of loss carryforwards	(1,369)		(168)
Effect of permanent differences	(71)	(113)	175
Other	895	477	(8)

Taxes on income	35,431	85,724	19,215

Effective tax rate	30.8%	30.8%	30.0%

10.   Current tax receivable and payable

        As of December 31, 2011 the current tax receivable and payable, i.e. those actually incurred because the amount of tax paid in the current or in prior periods was either too high or too low, are k€ 8,150 (2010: k€ 696) and k€ 6,404 (2010: k€ 17,342) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
	(in EUR thousands)
Cost
Balance at January 1, 2010	28,145	40,597	11,199	1,891	81,832
Acquisitions	11,106	4,267	4,143	29,128	48,644
Disposals	171	725	1,086	35	2,017
Transfers	172	1,500	(169)	(1,503)	0
Effect of movements in exchange rates	49	873	261	5	1,188

Balance at December 31, 2010	39,301	46,512	14,348	29,486	129,647

Balance at January 1, 2011	39,301	46,512	14,348	29,486	129,647
Acquisitions	1,787	5,239	3,185	16,973	27,184
Disposals	3	2,327	244	7	2,581
Transfers	102	1,330	20	(1,509)	(57)
Effect of movements in exchange rates	76	504	120	12	712

Balance at December 31, 2011	41,263	51,258	17,429	44,955	154,905

Depreciation and impairment losses
Balance at January 1, 2010	7,926	28,558	7,590	0	44,074
Depreciation charge for the year	1,678	5,650	1,404	0	8,732
Disposals	118	721	1,073	0	1,912
Transfers	114		-114		0
Effect of movements in exchange rates	59	558	226	0	843

Balance at December 31, 2010	9,659	34,045	8,033	0	51,737

Balance at January 1, 2011	9,659	34,045	8,033	0	51,737
Depreciation charge for the year	1,997	5,023	1,939		8,959
Disposals		2,304	165		2,469
Transfers					0
Effect of movements in exchange rates	38	399	65		502

Balance at December 31, 2011	11,694	37,163	9,872	0	58,729

Carrying amounts
At January 1, 2010	20,219	12,039	3,609	1,891	37,758

At December 31, 2010	29,642	12,467	6,315	29,486	77,910

At January 1, 2011	29,642	12,467	6,315	29,486	77,910

At December 31, 2011	29,569	14,095	7,557	44,955	96,176

Depreciation

        Depreciation expense amounted to k€ 8,959 for 2011 and was k€ 8,732 and k€ 8,739 for 2010 and 2009 respectively.

Impairments

        During 2011, 2010 and 2009 no impairment charges were necessary.

Assets under construction

        Assets under construction relates mainly to the new research and development centre in Germany and to self-built systems for development laboratories.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets

	Goodwill	Other intangible assets	Total
	(in EUR thousands)
Cost
Balance at January 1, 2010	75,474	39,200	114,674
Acquisitions	0	3,245	3,245
Disposals	0	10,355	10,355
Effect of movements in exchange rates	3,644	2,081	5,725

Balance at December 31, 2010	79,118	34,171	113,289

Balance at January 1, 2011	79,118	34,171	113,289
Acquisitions	234	2,744	2,978
Disposals		14	14
Transfers		57	57
Effect of movements in exchange rates	2,109	590	2,699

Balance at December 31, 2011	81,461	37,548	119,009

Depreciation and impairment losses
Balance at January 1, 2010	17,199	31,434	48,633
Depreciation charge for the year	0	4,369	4,369
Disposals	0	10,355	10,355
Effect of movements in exchange rates	(282)	1,746	1,464

Balance at December 31, 2010	16,917	27,194	44,111

Balance at January 1, 2011	16,917	27,194	44,111
Depreciation charge for the year		3,540	3,540
Disposals		14	14
Effect of movements in exchange rates	466	623	1,089

Balance at December 31, 2011	17,383	31,343	48,726

Carrying amounts
At January 1, 2010	58,275	7,766	66,041

At December 31, 2010	62,201	6,977	69,178

At January 1, 2011	62,201	6,977	69,178

At December 31, 2011	64,078	6,205	70,283

Amortisation and impairment expenses for other intangible assets

        Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2011		2010		2009
	Amortisation	Impairment	Amortisation	Impairment	Amortisation	Impairment
	(in EUR thousands)
Cost of sales	1,000	0	1,296	0	1,175	0
Selling expenses	255	0	1,301	0	1,303	0
General administration expenses	1,670	0	1,119	0	458	0
Research and development costs	615	0	653	0	572	0

	3,540	0	4,369	0	3,508	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

        In 2011, 2010 and 2009, no impairment losses were incurred and no reversals of impairment losses were made.

        The amortisation expected to be charged on other intangible assets in the future years is as follows:

in EUR thousands
2012	2,498
2013	1,213
2014	747
2015	340
2016	180

        The actual amortisation can differ from the expected amortization.

Impairment of goodwill

        At the end of 2011 the Group assessed the recoverable amount of goodwill and determined that no impairment loss had to be recognized (2010: k€  0; 2009 k€ 0).

        The carrying value of goodwill was k€ 64,078 (2010 k€ 62,201; 2009 k€ 58,275). The addition in the year of k€ 234 is a further contractual payment to the former owners of Nanoinstruments Ltd. Nanoinstruments Ltd was acquired by AIXTRON Ltd in 2007.

        As at the end of 2011 the cash generating unit, to which the goodwill has been allocated, is the Aixtron Group operational segment.

        The recoverable amount of the cash-generating unit is determined through a fair value less cost to sell calculation which uses cash flow projections based on financial budgets and forecasts approved by the Executive Board covering the period up to 2013. Management has carried out checks to ensure that its internal projections are consistent with external forecasts of sales and earnings.

  The key assumptions include

  •
  A post tax WACC of 11.94% (2010: 10.63%) which is derived as at December 2011 using the capital asset pricing model.

  •
  A risk free interest rate of 2.75% (2010 3.25%) based on German Government bond yields.

  •
  A market risk premium of 5% (2010 5%)

  •
  An additional risk premium of 1.25% (2010 0%) to reflect the current capital market situation of historically low interest rates and high uncertainty.

  •
  An unlevered beta of 1.37 (2010 1.24).

  •
  A country risk premium of 1.09% (2010 1.09%)

  •
  A terminal growth rate of 0% (2010 0%) has been assumed for the purposes of the calculation of the recoverable amount.

  •
  An exchange rate of USD 1.40 to €1 (2010 USD 1.35 to 1€).

  •
  A margin, before interest and tax, of 15% (2010 32%)

  •
  Projections of net working capital are based on expected working capital ratios. These ratios include; inventory turnover 2.2 (2010 2.5); receivables 46 DSO (2010 35) and payables 34 DPO (2010 33).

        The directors believe that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate amount recoverable from the cash-generating unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Other non-current assets

        Other non-current assets totalling k€ 720 (2010: k€ 807) include mainly rent deposits for buildings.

14.   Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
	(in EUR thousands)
Property, plant and equipment	19	(95)	(9)	0	10	(95)
Trade receivables	7,160	7,086	0	0	7,160	7,086
Inventories	13,629	6,962	0	0	13,629	6,962
Employee benefits	43	43	16	0	59	43
Deferred revenues		14	0	0	0	14
Provisions and other liabilities	(2,955)	(2,033)	0	0	(2,955)	(2,033)
Customer Advances	1,578	0	0	0	1,578	0
Intangible assets	5,576	5,576	0	0	5,576	5,576
Other	42	156	(147)	0	(105)	156
Tax losses	1,688	2,455	0	0	1,688	2,455
Derivative financial instruments	1,567	(695)	0	0	1,567	(695)

Deferred tax assets (+) liabilities (-)	28,347	19,469	(140)	0	28,207	19,469

        Deferred tax assets are recognised at the level of individual consolidated companies in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was k€ 142 (2010: k€ 3,180). Forecast transactions are expected to give rise to taxable profits in 2012 in the entity where deferred tax assets have been recognised.

        Deferred taxes for tax losses in the amount of k€ 16,141 (2010: k€ 17,056) and on deductible temporary differences in the amount of k€ 886 (2010: k€ 22,028) were not recognised. Tax losses in the amount of k€ 0 can be used indefinitely (2010: k€ 0), k€ 1,341 expire by 2016 (2010: 0, by 2015) and k€ 14,800 expire after 2016 (2010: k€ 17,056 after 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Deferred tax assets and liabilities (Continued)

        The following table shows the development of temporary differences during the financial year:

	Balance at January 1, 2011	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2011
	(in EUR thousands)
Property, plant and equipment	(95)	105	0	10
Trade receivables	7,086	74	0	7,160
Inventories	6,962	6,663	4	13,629
Employee benefits	43	11	4	58
Deferred revenues	14	(14)		0
Currency adjustment	0	75	(75)	0
Provisions and other liabilities	(2,033)	(929)	7	(2,955)
Customer advances	0	1,578	0	1,578
Intangible assets	5,576	0	0	5,576
Other	156	(267)	7	(104)
Derivative financial instruments	(695)	(673)	2,935	1,567
Tax losses carried forward	2,455	(816)	49	1,688

	19,469	5,807	2,931	28,207

	Balance at January 1, 2010	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2010
	(in EUR thousands)
Property, plant and equipment	(163)	76	(8)	(95)
Trade receivables	2,603	4,483	0	7,086
Inventories	5,955	1,005	2	6,962
Employee benefits	(131)	174	0	43
Deferred revenues	29	(11)	(4)	14
Currency adjustment	(38)	(73)	111	0
Provisions and other liabilities	(643)	(1,411)	21	(2,033)
Intangible assets	0	5,576	0	5,576
Other	(140)	308	(12)	156
Derivative financial instruments	560	(806)	(449)	(695)
Tax losses carried forward	5,562	(4,268)	1,161	2,455

	13,594	5,053	822	19,469

15.   Long term receivable from current tax

        Long term receivables from current tax consist of a receivable from corporate tax which will be refunded over a period of six years. The amount included in long term receivables is for the amount receivable after more than one year from the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Inventories

	2011	2010
	(in EUR thousands)
Raw materials and supplies	80,654	52,816
Work in process	94,469	108,909
Finished goods and services completed	2,277	249
Inventories at customers' locations	7,154	5,247

	184,554	167,221

	2011	2010
	(in EUR thousands)
Write-down of inventories during the year	41,601	730
Inventories measured at net realisable value	0	0
Inventories recognised as an expense during the period	255,357	298,872
Reversals of write-downs recognised during the year	0	6,609

        The reason for the reversal of provisions in 2010 was principally because some obsolete inventory was expensed as scrap and therefore the requirement for the provision no longer existed.

17.   Trade receivables and other current assets

	2011	2010
	(in EUR thousands)
Trade receivables	79,019	88,789
Allowances for doubtful accounts	(389)	(382)

Trade receivables—net	78,630	88,407

Prepaid expenses	796	766
Reimbursement of research and development costs	251	1,692
Advance payments to suppliers	5,016	915
VAT recoverable	3,468	6,530
Other assets	2,598	2,512
Derivatives that are designated and effective as hedging instruments carried at fair value	2,765	1,221
Financial assets carried at fair value through the profit or loss (FVTPL) (see Note 28)	0	1,071

Total other current assets	14,894	14,707

	93,524	103,114

	2011	2010
	(in EUR thousands)
Allowance at January 1	382	717
Translation adjustments	8	16
Impairment losses recognised	69	223
Used	(22)	(6)
Impairment losses reversed	(48)	(568)

Allowance at December 31	389	382

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Trade receivables and other current assets (Continued)

        Ageing of past due but not impaired receivables

	2011	2010
	(in EUR thousands)
1-90 days past due	3,041	12,418
More than 90 days past due	1,561	389

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

        At the balance sheet date two customers accounted for 26% and 23% respectively of the company's net trade receivables, no other single customer accounted for more than 10% of trade receivables. In 2010 one customer accounted for 11% of trade receivables, no other customer accounted for more than 10% of receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

        Included in the Company's trade receivable balance are debtors with a carrying amount of k€ 4,602 (2010: k€ 12,807) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality and, although the company has no collateral, the amounts are still considered recoverable.

        In determining the financial assets which may be individually impaired the Company has taken into account the likelihood of recoverability based on the past due nature of certain receivables, and our assessment of the ability of all counter-parties to perform their obligations.

18.   Other financial assets

        Other financial assets of k€ 122,323 (2010: k€ 202,587) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

19.   Cash and cash equivalents

	2011	2010
	(in EUR thousands)
Cash-in-hand	17	12
Bank balances	172,875	182,106

Cash and Cash equivalents	172,892	182,118

        Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

        Bank balances included k€ 0 given as security (2010: k€ 0) at December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Shareholders' Equity

Subscribed capital

	2011	2010
January 1	100,100,941	99,587,927
Exercise of employee stock options	609,661	513,014

Issued capital at December 31, under IFRS	100,710,602	100,100,941

Treasury shares	1,078,925	1,078,925

Stated share capital at December 31	101,789,527	101,179,866

        The share capital of the company consists of no-par value shares and was fully paid-up during 2011 and 2010. Each share represents a portion of the share capital in the amount of EUR 1.00.

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

Authorised share capital

        Authorised share capital, including stated capital, amounted to k€ 184,107,297 (2010: 143,635,351)

Additional paid-in capital

        Additional paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

Income and expenses recognised in other comprehensive income

	Currency translation	Derivative financial instruments	Total
	(in EUR thousands)
Balance at January 1, 2009	(13,755)	0	(13,755)

Change in currency translation	1,306	0	1,306
Change in unrealised gains/losses before taxes	0	(1,417)	(1,417)
Deferred taxes	0	302	302

Balance at December 31, 2009	(12,449)	(1,115)	(13,564)

Change in currency translation	1,454	0	1,454
Change in unrealised gains/losses before taxes	0	1,224	1,224
Deferred taxes	0	(449)	(449)

Balance at December 31, 2010	(10,995)	(340)	(11,335)

Change in currency translation	6,930		6,930
Change in unrealised gains/losses before taxes		(9,032)	(9,032)
Deferred taxes		2,934	2,934

Balance at December 31, 2011	4,065	(6,438)	(10,5030

        The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the Euro.

        The item "derivative financial instruments" comprises the gain or loss on foreign currency hedge contracts deferred in other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   Earnings per share

Basic earnings per share

        The calculation of the basic earnings per share is based on the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings per share

        The calculation of the diluted earnings per share is based on the weighted-average number of outstanding common shares and of common shareswith a possible dilutive effect resulting from share options being exercised under the share option plan.

	2011	2010	2009
Earnings per share
Net profit/loss attributable to the shareholders of AIXTRON SE in kEUR	79,536	192,496	44,766
Weighted average number of common shares and ADS for the purpose of Earnings Per Share	100,530,006	99,871,834	91,609,912

Basic earnings per share (EUR)	0.79	1.93	0.49

Earnings per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON SE in kEUR	79,536	192,496	44,766
Weighted average number of common shares and ADS for the purpose of Earnings Per Share	100,530,006	99,871,834	91,609,912
Dilutive effect of share options	1,304,711	1,874,632	1,405,764
Weighted average number of common shares and ADS for the purpose of Earnings Per Share (diluted)	101,834,717	101,746,466	93,015,677

Diluted earnings per share (EUR)	0.78	1.89	0.48

        The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

Number of shares	2011	2010	2009
Share options	2,305,590	2,323,928	1,970,222

22.   Employee benefits

Defined contribution plan

        The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees' base salaries. In 2011 the expense recognised for defined contribution plans amounted to k€ 1,338 (2010: k€ 1,152, 2009: k€ 970). In addition to the Company's retirement benefit plans, the company is required to make contributions to state retirement benefit schemes in most of the countries in which it operates. The company is required to contribute a specified percentage of payroll costs to the retirement schemes in order to fund the benefits. The only obligation of the group is to make the required contributions.

Defined benefit plan

        The Company's net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON SE. These are final salary plans.

        In the three years ending 2011 no payments were made under these plans. The value of the obligations from pension plans is determined annually at December 31. During 2010 these obligations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Employee benefits (Continued)

were contracted out to an insurance company, the resulting insurance contract is recognized as a plan asset under IAS 19.104. Following the transfer of the pension obligation to the insurance company, the guaranteed increase in pensions is 1% only. The company does not expect to have any further obligation under these schemes.

Movements in the present value of defined benefit obligations

	2011	2010	2009
	(in EUR thousands)
Present value of defined benefit obligations at January 1	1,048	1,064	845
Interest expense	51
Actuarial gains and losses	(58)
Settlement	(17)	(16)	219

Present value of defined benefit obligations at December 31	1,024	1,048	1,064

The amount included in the consolidated statement of financial position arising from defined benefit obligations is

	2011	2010	2009	2008	2007
	(in EUR thousands)
Present value of defined benefit obligations	1,024	1,048	1,064	845	878
Fair value of scheme assets—funded	(1,024)	(1,031)	0	0	0

Defined benefit liability—unfunded	0	17	1,064	845	878

Expense recognised in the consolidated income statement

	2011	2010	2009
	(in EUR thousands)
Interest expense	0	54	87
Actuarial gains and losses	0	0	0
Settlement	(17)	812	132

	(17)	866	219

Development of plan assets

	2011	2010	2009
	(in EUR thousands)
at January 1	1,031	0	0
Contributions by the sponsoring companies		1,913
Return from plan assets	51
Actuarial gains and losses	(58)	(882)

	1,024	1,031	0

        In the income statement, the income of k€ 17(expenses 2010 k€ 866, 2009 k€ 219) is recognised in general administration expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Employee benefits (Continued)

        The following table shows the principal actuarial assumptions.

	2011	2010
Biometrical calculation assumptions	Heubeck tables 2005G	Heubeck tables 2005G
Interest rate at December 31	5.20%	4.90%
Expected salary increase	0.00%	0.00%
Expected pension increase	1.00%	1.00%
Expected rate of return on plan assets	5.20%	4.90%

23.   Share-based payment

        The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

        In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. Under this plan 1,113,567 options for the purchase of 1,781,044 common shares were outstanding as of December 31, 2011.

AIXTRON stock option plan 2002

        In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. No grants were issued with a strike price less than fair market value. A total of 394,209 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2011.

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

        Options were granted as follows:

2008	779,000
2009	778,850
2010	779,950
2011	14,000

Genus stock option plan 2000

        With the acquisition of Genus, Inc. the company adopted the Genus Incentive Stock Option Plan 2000. Under this plan at the date of acquisition options were authorized to purchase the equivalent of 2,013,487 AIXTRON ADS. Options granted before October 3, 2003 vest over a three-year-period and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

expire five years from the date of grant. Options granted after October 3, 2003 vest over a four-year-period and expire ten years from the date of grant.

        A total of 6,610 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2011. Upon exercise of options new shares are issued from the trust (see note 20).

Summary of Stock Option Transactions

AIXTRON share options

	2011		2010
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(EUR)		(EUR)
Balance at January 1	5,154,752	19.17	4,998,686	16.52
Granted during the year	14,000	12.55	779,950	26.60
Exercised during the year	609,661	5.21	512,689	6.83
Forfeited during the year	39,450	16.10	111,195	8.99

Outstanding at December 31	4,519,641	21.06	5,154,752	19.17

Exercisable at December 31	1,468,398	25.78	937,426	18.62

Genus share options

	2011		2010
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(USD)		(USD)
Balance at January 1	6,610	7.44	6,935	7.33
Exercised during the year			325	5.08
Expired during the year
Outstanding at December 31	6,610	7.44	6,610	7.44

Exercisable at December 31	6,610	7.44	6,610	7.44

AIXTRON Stock Options as of December 31, 2011

Exercise price per share (EUR)	Underlying shares represented by outstanding options	Shares represented by exercisable options	Average option life (in years)
18.70	406,824	406,824	2.5
67.39	392,740	392,740	3.5
26.93	390,900	0	4.5
7.48	590,580	0	5.5
3.10	30,150	30,150	1.5
6.17	76,684	76,684	2.5
3.83	287,375	287,375	4.5
10.09	331,400	164,075	6.0
4.17	477,038	110,550	7.0
24.60	752,150	0	8.0
26.60	769,800	0	9.0
12.55	14,000	0	10.0

	4,519,641	1,468,398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

Genus Stock Options as of December 31, 2011

Average exercise price (USD)	Outstanding	Exercisable	Average option life (in years)
3.55	1,000	1,000	2.9
7.20	4,590	4,590	2.3
12.35	1,020	1,020	1.9

	6,610	6,610

Assumptions used to calculate fair values and share-based payment expenses

        The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a binomial lattice model. In accordance with IFRS 2 the measurement includes only options which were granted after November 7, 2002. In 2011, the personnel expenses from share-based payments were k€ 5,064 (2010: k€ 3,645; 2009: k€ 2,149). As of December 31, 2011 an amount of k€ 6,308 relating to stock options granted prior to that date had not yet been recognised as a personnel expense. This amount will be charged over the period to 2016. The expected allocation of the expense is as follows: 2012: k€ 3,775, 2013: k€ 1,825, 2014 k€ 623, 2015: k€ 85 and 2016: k€ 1.

	in 2011	in 2010	in 2009
Fair value on grant date	3.22 €	8.87 €	8.62 €

Price per share	9.95 €	23.54 €	19.00 €
Exercise price	12.55 €	26.60 €	24.60 €
Expected volatility	59.03%	58.02%	56.38%
Option life	10.0 years	10.0 years	10.0 years
Expected dividend payments	0.38 €	0.55 €	0.00 €
Risk-free interest rate	2.02%	2.62%	3.44%

  The expected volatility is based on historical volatility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Provisions

        Development and breakdown of provisions

	01.01.2011	Exchange rate differences	Usage	Reversal	Addition	31.12.2011	Current	Non- current
	(in EUR thousands)
Personnel expenses	14,709	194	12,448	1,272	13,224	14,407	14,407	0
Warranties	7,709	28	4,295	1,021	1,158	3,579	3,579	0
Onerous contracts	1,139	8	656	75	416	416	0
Commissions	9,608	(7)	6,008	73	3,018	6,538	6,538	0
Other	10,758	39	7,835	270	8,926	11,618	11,618	0

Total	43,923	262	31,242	2,711	26,326	36,558	36,558	0

	01.01.2010	Exchange rate differences	Usage	Reversal	Addition	31.12.2010	Current	Non- current
	(in EUR thousands)
Personnel expenses	8,162	209	7,053	1,089	14,480	14,709	14,709	0
Warranties	4,710	56	4,710	78	7,731	7,709	7,709	0
Onerous contracts	1,182	93	0	465	329	1,139	752	387
Commissions	4,002	(4)	3,814	142	9,566	9,608	9,608	0
Other	8,898	79	6,711	1,192	9,684	10,758	10,758	0

Total	26,954	433	22,288	2,966	41,790	43,923	43,536	387

Personnel expenses

        These include mainly provisions for holiday pay and bonuses, which are financial liabilities.

Provisions for onerous contracts

        These include provisions for contracts connected with obligations, including rent payable and contract risks.

Commissions

        Commissions are recorded as financial liabilities.

Other provisions

        Other provisions consist mainly of the estimated cost of services received, customs duties and estimated obligations arising from leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Trade payables and other current liabilities

        The liabilities consist of the following:

	2011	2010
	(in EUR thousands)
Trade payables	20,527	39,643

Liabilities from grants	1,466	950
Payroll taxes and social security contributions	754	883
VAT and similar taxes	85	631
Derivatives that are designated and effective as hedging instruments carried at fair value Forward foreign currency contracts		735
Financial instruments carried at fair value through the profit or loss (FVTPL)
Foreign currency options	17,354	461
Other liabilities	417	374

	20,076	4,034

	40,603	43,677

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

Financial risk management objectives

        The group seeks to minimise the effects of any risk that may occur from any financial transaction. Key aspects are the exposures to liquidity risk, credit risk, interest rate risk and currency riskarising in the normal course of the Company's business.

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

        As at December 31, 2011 the group had no borrowings (2010 nil). Financial liabilities, all due within one year, of k€ 40,603 (2010 k€ 43,677) consisting of trade payables and other liabilities and are shown in Note 25, together with an analysis of their maturity. As at December 31, 2011 the group had k€ 172,892 cash and cash equivalents (2010 k€ 182,118) and a further k€ 122,323 of fixed deposits with banks (2010 k€ 202,587).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

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

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2011	2010	2011	2010
	(in EUR thousands)
US Dollars	(57,687)	(4,483)	119,581	121,148
GB Pounds	(7,242)	(11,991)	41,748	4,318

        Exposures are reviewed on a regular basis and are managed by the Company through sensitivity analysis.

Foreign currency sensitivity analysis

        The Company is mainly exposed to US Dollar exchange rate risks through its worldwide activities.

        The following table details the company's sensitivity to a 10% change in the value of the Euro against the Dollar. A positive number indicates an increase in profit and other equity, a negative number indicates a reduction in profit and other equity.

	USD Currency Effect
Increase in value of Euro by 10%	2011	2010
	(kEUR)
Profit or loss	5,389	6,776
Other comprehensive income	9,189	12,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

	USD Currency Effect
Decrease in value of Euro by 10%	2011	2010
	(kEUR)
Profit or loss	(3,176)	(6,988)
Other comprehensive income	(17,869)	(13,109)

        The effect on profit or loss of changes in currency rates differs between increases and decreases in rates because of the asymmetrical effect of changes in valuation of option contracts.

        The sensitivity analysis represents the foreign exchange risk at the year-end date only. It is calculated by revaluing the Group's financial assets and liabilities, existing at 31 December, denominated in US-Dollars by 10%. It does not represent the effect of a 10% change in exchange rates sustained over the whole of the financial year, only the effect of a different rate occurring on the last day of the year.

Forward foreign exchange contracts

        The company enters forward foreign exchange contracts with banks to cover receipts from highly probable forecast sales denominated in US Dollars.

        The following table details the forward foreign currency contracts outstanding as at the reporting date:

	Foreign Currency		Contract Amount		Fair Value at Dec 31
					Assets		Liabilities
	2011	2010	2011	2010	2011	2010	2011	2010
	(kUSD)	(kUSD)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash flow hedges
Options to sell US Dollars buy Euros
Less than 3 months		45,000		33,827		350		(204)
3 to 12 months		135,000		101,539	—	871		(530)
Opions to sell Euros buy US Dollars
Less than 3 months	96,000	—	70,996	—	—	—	(3,066)	—
3 to 12 months	201,000	—	148,774	—	—	—	(6,240)	—
Hedges through the Profit or Loss
Options to sell US Dollars buy Euros
Less than 3 months	199,000	30,000	142,143	22,388	316	371		—
3 to 12 months	201,000	30,000	143,571	22,388	2,449	700		—
Opions to sell Euros buy US Dollars
Less than 3 months	103,000	30,000	76,223	24,234		—	(936)	(109)
3 to 12 months		30,000		24,234		—	(7,112)	(353)

Foreign currency cash flow hedges

        As of 31st December 2011, the aggregate amount of unrealised gains (2010: losses) on forward foreign exchange contracts deferred in the hedging reserve relating to the exposure on anticipated future transactions is k€ 6,438 (2010: k€ 340).

        The unrealised losses of k€ 340 (31 December 2009: k€ 1,115) included in income and expenses recognised in equity as of December 31, 2010 were fully reversed and recognised in the income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

statement at maturity date of the contracts in the financial year. The gains actually realised in 2011 were kEUR6,874 (2010: losses k€ 7,951).

Foreign currency option contracts

        The company has also entered into option contracts to hedge the exchange rate risk on US Dollar sales proceeds in 2012. The contracts are classified as at fair value through the profit and loss account.

        Unrealised lossesof k€ 5,461 (2010 gain: k€ 610) on forward exchange contracts are recognised in Other Operating Expense (2010 Other Operating Income) in the Income Statement.

        At December 31, 2011 AIXTRON held a series of US dollar/ Euro put and call options with equal and opposite purchase and sales volumes and maturities. In view of the expectation that the intrinsic value of these options will be offsetting, and to the extent that they represent hedges of highly probable future cash flows, they have been designated as cash flow hedges and accounted for as such in accordance with IAS 39.

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

FINANCIAL ASSETS 2011

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	(in EUR thousands)
Cash and cash equivalents	172,892	0	0	0	0	172,892
Fair value of derivative financial instruments	0	0	0	2,765	0	2,765
Other financial assets	0	0	122,323	0	0	122,323
Other non-current assets	0	720	0	0	0	720
Trade receivables	0	78,630	0	0	0	78,630

Total	172,892	79,350	122,323	2,765	0	377,330

At amortised cost	172,892	79,350	122,323			374,565
At fair value				2,765	0	2,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

FINANCIAL LIABILITIES 2011

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	(in EUR thousands)
Fair value of derivative
financial instruments	0	0	0	8,047	9,307	17,354
Trade payables	0	0	20,527	0	0	20,527
Advance payments from
customers (not in the scope of IFRS 7)	0	0	64,900	0	0	64,900

Total	0	0	85,427	8,047	9,307	102,781

At amortised cost	0	0	85,427			85,427
At fair value				8,047	9,307	17,354

FINANCIAL ASSETS 2010

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	(in EUR thousands)
Cash and cash equivalents	182,118	0	0	0	0	182,118
Fair value of derivative
financial instruments	0	0	0	1,071	1,221	2,292
Other financial assets	0	0	202,587	0	0	202,587
Other non-current assets	0	807	0	0	0	807
Trade receivables	0	88,407	0	0	0	88,407

Total	182,118	89,214	202,587	1,071	1,221	476,211

At amortised cost	182,118	89,214	202,587			473,919
At fair value				1,071	1,221	2,292

FINANCIAL LIABILITIES 2010

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	(in EUR thousands)
Fair value of derivative financial instruments	0	0	0	461	735	1,196
Trade payables	0	0	39,643	0	0	39,643
Advance payments from customers (not in the scope of IFRS 7)	0	0	117,477	0	0	117,477

Total	0	0	157,120	461	735	158,316

At amortised cost	0	0	157,120			157,120
At fair value				461	735	1,196

Derivatives

        The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The values are derived from inputs other

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

than quoted prices that are observable for the asset or liability either directly (as prices) or indirectly (derived from prices). This is level 2 in the hierarchy of fair value measurement techniques.

Trade receivables/payables

        For trade receivables/payables due within less than one year, the fair value is taken to be the nominal value. All other receivables/payables are discounted to determine the fair value.

27.   Operating leases

Leases as lessee

        Non-cancellable operating lease rentals are payable as follows:

in EUR thousands
2012	4,088
2013	1,594
2014	1,346
2015	769
2016	635
After 2016	1,064

9,495

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

        The expenses for leasing contracts were k€ 4,490, k€ 3,959 and k€ 2,922 for 2011, 2010 and 2009 respectively

28.   Capital commitments

        As of December 31, 2011, the Company had entered into purchase commitments with suppliers in the amount of k€ 84,757 (2010: k€ 92,277) for purchases within the next 12 months. Commitments for capital expenditures are k€ 4,164 (2010: k€ 6,514) as of December 31, 2011.

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

        The legal proceeding issued in 2008 between International Rectifier Corporation ("I.R."), of El Segundo, California, USA and AIXTRON SE was settled by agreement in January 2011. I.R. withdrew its action and financial claims against Aixtron in exchange for certain disclosures and witness statements provided by AIXTRON. At I.R's request the Court dismissed the action against AIXTRON. No further liability exists.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties

        Related parties of the Company are members of the Executive Board and members of the Supervisory Board.

Remuneration of Executive Board

        Active members of the executive board are remunerated as follows:

	2011	2010
	(in EUR thousands)
Short-term employee benefits	7,624	7,620

Total cash remuneration	7,624	7,620

Share-based payment	0	1,383

Total remuneration	7,624	9,003

        The following table shows the remuneration of each individual member of the Executive Board in 2011and 2010.

Executive Board Member	Fixed remuneration	Variable remuneration	Total monetary Remuneration	Number of granted Options	Option Value at grant date	Total Remuneration
	(kEUR)	(kEUR)	(kEUR)	(No.)	(kEUR)	(kEUR)
Paul Hyland	437	2,888	3,325	0	0	3,325
Wolfgang Breme	309	1,806	2,115	0	0	2,115
Dr. Bernd Schulte	378	1,806	2,184	0	0	2,184

2011 Total	1,124	6,500	7,624	0	0	7,624

Executive Board Member	Fixed remuneration	Variable remuneration	Total monetary Remuneration	Number of granted Options	Option Value at grant date	Total Remuneration
	(kEUR)	(kEUR)	(kEUR)	(No.)	(kEUR)	(kEUR)
Paul Hyland	434	2,888	3,322	52,000	461	3,783
Wolfgang Breme	309	1,806	2,115	52,000	461	2,576
Dr. Bernd Schulte	377	1,806	2,183	52,000	461	2,644

2010 Total	1,120	6,500	7,620	156,000	1,383	9,003

Remuneration of Supervisory Board

        Remuneration of the members of the Supervisory Board consists of the following:

	2011	2010
	[in EUR thousands]
Fixed remuneration	213	153
Variable remuneration	729	612
Attendance fee	83	36

Remuneration of Supervisory Board total	1,025	801

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties (Continued)

        The following table shows the remuneration of each individual member of the Supervisory Board in 2011 and 2010:

Supervisory Board Member	Fixed	Variable	Attendance Fee	Total
Kim Schindelhauer* (Chairman of the Supervisory Board)	75	257	16	348
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	38	129	16	182
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	25	86	24	135
Prof. Dr. Petra Denk	16	53	23	92
Karl-Hermann Kuklies	25	86	0	111
Prof. Dr. Rüdiger von Rosen	25	86	0	111
Joachim Simmroß	9	32	4	46

2011 Total	213	729	83	1,025

Supervisory Board Member	Fixed	Variable	Attendance Fee	Total
Kim Schindelhauer* (Chairman of the Supervisory Board)	54	216	8	278
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	27	108	9	144
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	18	72	13	103
Karl-Hermann Kuklies	18	72	0	90
Prof. Dr. Rüdiger von Rosen	18	72	0	90
Joachim Simmroß*	18	72	6	96

2010 Total	153	612	36	801

*
member of the audit committee

        The Remuneration Report which is included in the Corporate Governance report contains further details regarding the remuneration of Executive Board and Supervisory Board.

31.   Consolidated entities

        AIXTRON S.E. controls the following subsidiaries:

		Share of capital in %
	Country	2011	2010
AIXTRON Inc	USA	100	100
AIXTRON Ltd.	England & Wales	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
AIXTRON AB	Sweden	100	100
AIXTRON KK	Japan	100	100
AIXTRON China Ltd	P. R. China	100	n.a.
Nanoinstruments Ltd	England & Wales	100	100
Genus trust*	USA	n.a.	n.a.

*
The shares in Genus trust are attributed, as beneficicl owner, to AIXTRON, as control exists through the trust relationship with Aixtron SE.

32.   Events after the reporting period

        There are no events which have occurred after the balance sheet date, of which the directors have knowledge, which would result in a different assessment of the Company's net assets, results of operation and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.   Auditors' fees

        Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2011	2010
	(in EUR thousands)
for audit	748	773
for other confirmation services	70	69
for tax advisory services	157	242
for other services	7	1

	982	1,085

        Included in the total amount of fees are fees for the group auditor Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of k€ 462 for audit (2010: k€ 466), k€ 70 for other confirmation services (2010: k€ 62), k€ 91 for tax services (2010: k€ 134) and k€ nil for other services (2010: k€ nil).

34.   Employees

        Compared to last year, the average number of employees during the current year was as follows:

Employees by Function

Average number for the year	2011	2010
Sales	73	68
Research and Development	279	240
Manufacturing and Service	401	351
Administration	109	90

Employees (§ 314 HGB)	862	749
Executive board members	3	3
Apprentices	13	12

Total Employees	878	764

35.   Statement of compliance with the German Corporate Governance Code

        In 2011, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available on the Company's web site at http://www.aixtron.com/index.php?id=91&L=1

36.   Supervisory Board and Executive Board

Composition of the Supervisory Board as of December 31, 2011

  •
  Dipl.-Kfm. Kim Schindelhauer, Aachen, businessman (Chairman of the Supervisory Board since 2002)

  •
  Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman of the Supervisory Board since 2002)

  •
  Prof. Dr. Wolfgang Blättchen, Leonberg,business consultant,Managing Director of Blättchen Advisory Group GmbH, member of the Supervisory Board since 1998.

    o    Membership of Supervisory Boards and controlling bodies:

    •
    Pfisterer Holding AG, Winterbach—Chairman of the Supervisory Board

    •
    HAUBROK AG, Düsseldorf—Deputy Chairman of the Supervisory Board—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36.   Supervisory Board and Executive Board (Continued)

    •
    APCOA Parking AG, Stuttgart—member of the Supervisory Board—

    •
    FAS AG, Stuttgart—member of the Supervisory Board—

    •
    Datagroup IT Services Holding AG, Pliezhausen—member of the supervisory board until 22 February 2011

  •
  Mr. Karl-Hermann Kuklies, Duisburg, businessman (member of the Supervisory Board since 1997)

  •
  Prof. Dr. Rüdiger von Rosen, Frankfurt/Main, businessman,DeutschesAktieninstitute.V., Frankfurt/Main—Managing member of the Executive Board (member of the Supervisory Board since 2002)

    o    Membership of Supervisory Boards and controlling bodies:

    •
    PriceWaterhouseCoopers AG, Wirtschaftsprüfungsgesellschaft, Frankfurt/Main -member of the Supervisory Board—

    •
    ICF Kursmakler AG, Frankfurt/Main—Deputy Chairman of the Supervisory Board

  •
  From May 19, 2011: Prof. Dr. Petra Denk, Unterschleißheim, physicist, Professor of Energy Economics, Director of the Institute for Systems Energy Consulting, Landshut University of Applied Sciences

  •
  To May 19, 2011: Dipl.-Kfm. Joachim Simmroß, Hanover, businessman (member of the Supervisory Board since 1997)

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

    •
    DeutschesAktieninstitute.V., Frankfurt/Main—member of the Executive Board—

37.   Critical accounting judgments and key sources of estimation and uncertainty

        The preparation of AIXTRON's Consolidated Financial Statements requires the Company to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts and related disclosures and are made in order to fairly present the Company's financial position and results of operations. The following accounting policies are significantly impacted by these estimates and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37.   Critical accounting judgments and key sources of estimation and uncertainty (Continued)

judgments that AIXTRON believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

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

        Goodwill

        As stated in the accounting policies, the Company tests at least annually whether goodwill has suffered impairment. If there is an indication of impairment, the recoverable amount of the cash generating unit has to be estimated. This is the greater of the fair value less costs to sell and the value in use. The determination of the value in use involves making judgements and estimates related to the projection and discounting of future cash flows. Although the Company believes the assumptions used to calculate recoverable amount are appropriate, any unforeseen changes in these assumptions could result in impairment charges to goodwill which could adversely affect the future financial position and operating results. The carrying amount of goodwill is disclosed in note 12.

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