Form 20-F
period 2012-12-31
AIXTRON SE
filed 2013-02-28
CIK 1089496

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2012: 101,975,023 ordinary shares, no par value.

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

Yes ☐    No ☒

i

ii

iii

Presentation of Information

        In this Annual Report on Form 20-F (this "report"), unless the context otherwise requires, references to "AIXTRON," "the AIXTRON Group", the "Group" or "the Company" are to AIXTRON SE (formerly AIXTRON AG) and its consolidated subsidiaries. References to "Management" are to the Executive Board of AIXTRON SE. Throughout this report, whenever a reference is made to AIXTRON's website, such reference does not incorporate information from the website by reference into this report.

        The Company's audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        AIXTRON publishes its audited Consolidated Financial Statements in Euros. As used in this report, "EUR", "Euro" or "€" means the lawful currency of the Federal Republic of Germany and other participating member states of the European Union. "US-Dollar", "U.S$" or "USD" means the lawful currency of the United States of America. "Pound Sterling", "British Pounds", "GB Pounds" or "GBP" means the lawful currency of the United Kingdom.

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

Forward-Looking Statements

        AIXTRON believes that various statements in this report may constitute forward-looking statements. You can identify these statements by forward-looking words such as "may", "will", "could", "expect", "anticipate", "contemplate", "believe", "estimate", "intends", and "continue" or similar words. You should read statements that contain these words carefully because they:

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

As of or For the Year Ended December 31,	2012 IFRS	2011 IFRS	2010 IFRS	2009 IFRS	2008 IFRS
	(thousand EUR, except share and per share data)
Consolidated Income Statement Data:
Revenues	227,832	610,960	783,775	302,857	274,404
Operating result	(132,267)	112,880	275,510	62,725	32,489
Profit/Loss attributable to the equity holders of AIXTRON SE (after taxes)	(145,436)	79,536	192,496	44,766	22,994
Basic earnings per share	(1.44)	0.79	1.93	0.49	0.26
Diluted earnings per share	(1.44)	0.78	1.89	0.48	0.25
Dividend payments(1)	25,155	60,708	15,100	8,181	6,332
Dividends declared per common share(1) (EUR)	0.25	0.60	0.15	0.09	0.07
Dividends declared per common share(1) (USD(2))	0.32	0.84	0.20	0.13	0.10
Consolidated Statement of Financial Position Data:
Total assets	559,971	777,259	823,432	573,094	314,827
Total liabilities	89,951	148,919	223,108	159,565	101,938
Minority interests	0	0	0	0	0
Total shareholders' equity and net assets	470,020	628,340	600,324	413,529	212,889
Fully paid capital	100,896	100,711	100,101	99,588	89,692
Other Data:
Adjusted weighted average number of shares outstanding
—basic	100,805,804	100,530,006	99,871,834	91,609,912	89,478,415
—diluted	101,805,804	101,834,717	101,746,466	93,015,677	90,494,901

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

Year ended December 31,	Average Rate
2012	1.2859
2011	1.3931
2010	1.3261
2009	1.3933
2008	1.4695

        The following table shows the noon buying rates for Euros in US-Dollars for the last six months.

Month ended	High	Low
February 2013 (through February 15, 2013)	1.3334	1.3692
January 2013	1.3047	1.3584
December 2012	1.2930	1.3260
November 2012	1.2715	1.3010
October 2012	1.2876	1.3133
September 2012	1.2566	1.3142
August 2012	1.2149	1.2583

        On February 15, 2013, the noon buying rate was USD 1.3362 per EUR 1.00.

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

        The compound semiconductor and the semiconductor manufacturing equipment industry can be affected by the cyclical nature of the semiconductor industry and its sensitivity to general economic conditions. Although semiconductors are used in many different products, the markets for those products are interrelated to various degrees. The industry has historically experienced sudden changes in supply and demand for semiconductors based on general economic conditions. The timing, length and severity of these industry cycles are difficult to predict. The cyclical nature of AIXTRON's operations tends to reflect and be amplified by changes in economic conditions, both in Asia and internationally, supply/demand imbalances and foreign currency exchange fluctuations. Economic downturns or a prolonged period of slow growth in Asia and foreign markets or any of the industries in which AIXTRON operates that are contributing to a softer demand environment for the Company's products could have a material adverse effect on the Company's results of operations, financial condition and cash flows. During periods of declining demand for semiconductor manufacturing equipment, AIXTRON needs to be able to quickly and effectively align its cost structure with prevailing market conditions, to manage its inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. Because a high proportion of AIXTRON's costs are fixed in the near term, the Company's ability to reduce expenses quickly in response to revenue shortfalls is limited. During periods of rapid growth, AIXTRON's business must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people. The Company's customers often accelerate or delay expenditures, as well as attempt to cancel or reschedule their orders, in reaction to variations in their businesses or market conditions. As a result, AIXTRON must be able to react quickly to these changes in supply and demand. A failure to quickly align the Company's cost structure and manufacturing capabilities with industry fluctuations could lead to significant losses or a failure to capitalize on increased demand. In either event, the results of operations may be adversely affected, which could result in significant volatility in the market price of the Company's ordinary shares and ADSs.

Uncertainties of economic and political conditions, in particular by the global macroeconomic situation, may adversely impact AIXTRON's financial position and results of operations.

        In 2012, the global economy continued to face major challenges arising from the sovereign debt crisis in certain Eurozone countries and the fiscal cliff and public debt ceiling debates in the U.S. which have created an economic environment of decreasing global growth and a consequent decline in global trade and employment levels that might continue in 2013. In addition, although financial market tensions have declined in 2012, there is no guarantee that the crisis will not flare up again. Although AIXTRON had no bank borrowings during 2012, it has cash bank deposits. AIXTRON monitors the financial condition of its banking partners, but if one of AIXTRON's banking partners were to default before AIXTRON detected the problem or took appropriate measures, this could adversely impact AIXTRON's financial position. A subdued global economic development might adversely affect AIXTRON's customers and suppliers. In addition to the potential for pricing pressure and reduced demand, AIXTRON customers might delay or cancel orders and suppliers might delay or cancel deliveries, which could adversely affect AIXTRON's ability to align its production capacity with its sales and could result in inventory write downs. These conditions might make it challenging for AIXTRON to plan and adapt, which could adversely impact AIXTRON's results of operations.

AIXTRON depends on a limited number of customers that operate in concentrated industries.

        AIXTRON's customer base has been in the past and may in the future be highly concentrated. Orders from a relatively limited number of customers have accounted for, and likely will continue to account for, a substantial portion of the Company's revenues, which may lead customers to demand pricing and other terms less favorable to the Company. If a principal customer discontinues its relationship with AIXTRON or suffers economic setbacks, AIXTRON's business, financial condition and operating results could be materially and adversely affected. AIXTRON's ability to increase revenues in the future will depend in part upon its ability to obtain orders from new customers. AIXTRON cannot be certain that it will be able to do so. In addition, because a relatively small number of large manufacturers, many of whom are AIXTRON's customers, dominate the industries in which they operate, it may be especially difficult for the Company to replace these customers if it loses their business. A large portion of orders in AIXTRON's order backlog are orders from its principal customers. Furthermore, AIXTRON does not have long-term contracts with many of its customers. The Company's customers may delay existing or new orders because of raw material shortages, credit/liquidity tightness or delays in preparing their facilities. Any such delays could have a negative impact on customer acceptance of AIXTRON's systems, and ultimately, on its ability to generate revenues. As a result, the Company's agreements with its customers do not provide any assurance of future revenues and AIXTRON is exposed to competitive price pressure on most new orders it attempts to obtain. The Company's failure to obtain new orders from new or existing customers would have a negative impact on its results of operations. Because of the significant size of some orders and the limited ability of the Company to reduce expenses quickly in response to such delays, the Company may experience volatility in its results of operations.

AIXTRON is dependent on a limited number of suppliers and the Company's operating results could be affected if it loses access to sources of materials or services.

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

  •
  develop successfully new products and technologies;

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

AIXTRON's competitors may have greater resources than AIXTRON, or may otherwise be better suited to compete in the Company's markets, and AIXTRON's failure to compete successfully with these companies would seriously affect its business.

        Some of AIXTRON's competitors have greater financial, engineering, manufacturing and marketing resources than the Company. In addition, AIXTRON faces competition from smaller emerging equipment companies whose strategy is to provide a portion of the products and services that the Company's semiconductor equipment business offers, using innovative technology to sell products into specialized markets. New product introductions or enhancements by AIXTRON's competitors could cause a decline in revenues or loss of market acceptance of AIXTRON's existing products. Increased competitive pressure could also lead to intensified price competition resulting in lower margins. The Company's failure to compete successfully with these other companies would seriously affect its business.

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

        Revenues outside of Europe accounted for 90.63% of the Company's total revenues for the year ended December 31, 2012, versus 95.69% for the year ended December 31, 2011, and 96.04% of total revenues for the year ended December 31, 2010. Revenues from AIXTRON's Asian-based customers accounted for 77.92% for the year ended December 31, 2012, versus 89.66% for the year ended December 31, 2011, and 91.46% of total revenues for the year ended December 31, 2010. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's revenues will be subject to risks, including:

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

        The Company's operations are conducted by entities in many countries and a substantial portion of its sales and production costs are denominated in currencies other than the Euro. As a result, fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the Pound Sterling, may affect the Company's operating results. In addition, changes in monetary or other policies, including as a result of the sovereign debt crisis in certain Eurozone countries, respective spillover effects and the fiscal cliff and public debt ceiling debates in the U.S., would also likely affect foreign currency exchange rates. AIXTRON may not be able to effectively reduce or eliminate the risk that fluctuations in foreign currencies will adversely affect its operating results.

        Further details can be found in "Item 11, Quantitative and Qualitative Disclosure about Market Risk."

Because AIXTRON's operating income is subject to taxation in differing jurisdictions, the Company is exposed to a number of different tax risks.

        Because AIXTRON operates in a number of countries throughout the world, including the U.S., its operating income is subject to taxation in differing jurisdictions and at differing tax rates. AIXTRON seeks to organize its affairs in a tax efficient and balanced manner, taking into account the applicable regulations of the jurisdictions in which it operates. As a result of the Company's multi-jurisdictional operations, it is exposed to a number of different tax risks, including tax risks related to: income tax, value added tax, payroll tax, social security tax, customs and excise duties, sales and use tax, U.S. state tax, withholding tax requirements, tax treaty interpretation, tax credits, permanent establishments, transfer pricing on internal deliveries of goods and services (including benefit tests and requirements to prove the arm's length character of internal transactions), loss carry-forwards, multi-jurisdictional double taxation, acquisitions, dispositions, reorganizations, and internal restructurings.

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

AIXTRON's businesses use potentially harmful chemicals and other hazardous materials. AIXTRON is subject to environmental risks and regulations which could affect the Company's results of operations and financial condition.

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

        The United States Internal Revenue Code contains special rules relating to passive foreign investment companies ("PFICs"). A United States holder who owns stock in a PFIC is generally subject to adverse tax consequences under these rules. These rules do not apply to non-United States holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income", defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances that produce or are held for the production of passive income is at least 50%. While AIXTRON believes it is currently not a PFIC, because a company's status as a PFIC is a complex, factual determination made on an annual basis, there can be no assurance that the Company will not become a PFIC in the future. Further details about the PFIC rules and their consequences to United States holders can be found under "Item 10 Additional Information—Taxation."

        If AIXTRON was classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution", which would be such holder's share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder's holding period, if shorter; and any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over such holder's holding period for the ADSs. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes, unless such U.S. holder is able to ameliorate the tax consequences somewhat by making a mark-to-market election or "QEF election". You should consult your tax advisor of the consequences of AIXTRON's classification as a PFIC.

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

Item 4:    Information on the Company

A.    History and Development of the Company

Introduction

        AIXTRON SE was incorporated as a German limited liability corporation in 1983 and converted to a stock corporation under the laws of the Federal Republic of Germany in 1997. In 2010, AIXTRON converted from a German stock corporation ("Aktiengesellschaft" or "AG") to a stock corporation in the form of a European Company ("Societas Europaea" or "SE"). As such, AIXTRON SE is subject not only to the German stock corporation law, but also to the superseding European SE regulations and the German SE Implementation Act ("SE-Ausführungsgesetz"). As a result of such conversion, AIXTRON will continue to be treated to a large extent like a German stock corporation, including with respect to capital measures, shareholders' meetings and accounting. AIXTRON is headquartered in Herzogenrath, Germany and has wholly-owned subsidiaries in the United Kingdom, China, Japan, South Korea, Sweden, Taiwan and the United States. AIXTRON's principal executive office is located at Kaiserstrasse 98, D-52134 Herzogenrath, Germany, and the Company's telephone number there is +49-241-8909-0. AIXTRON's agent for service of process in the United States is AIXTRON, Inc., 1139 Karlstad Drive, Sunnyvale, California 94089.

Important Events

Disclosure of changes in the Executive Board

        Paul Hyland (Chairman, President and CEO) will resign from office by mutual agreement effective as of February 28, 2013. On March 1, 2013, Martin Goetzeler, will join AIXTRON as Chairman, President and CEO of AIXTRON.

Disclosure of changes in the Supervisory Board

        Effective as of January 30, 2013, Dr. Holger Jürgensen (deputy chairman of the Supervisory Board) and Karl-Hermann Kuklies (ordinary member of the Supervisory Board) resigned from office. Successor candidates are expected to be proposed for election at the next Annual General Meeting on May 23, 2013.

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

        Demand for AIXTRON's products is driven by the sustained miniaturization, increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON's products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

        AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development ("R&D") or small scale production. Environmental protection and the responsible use of resources are an essential part of AIXTRON's business strategy. The Company's engineers work diligently to continuously improve AIXTRON's systems, both in terms of resource conservation and environmentally-friendly design and function.

        For more information regarding potential factors that could adversely affect the described Company's business activities, model and strategy going forward, refer to Item 3.D. "Key Information—Risk Factors" in this report.

Employees

        AIXTRON's success very much depends on the achievements and motivation of the Company's staff. The employees are recruited on the basis of professional and personal qualifications and experience. Apart from the direct advertising of job opportunities to attract new employees, AIXTRON regularly participates in job fairs and other career events, publishes dedicated press articles, and enjoys close collaborative relationships with universities worldwide, including locally; the RWTH Aachen University and the University of Cambridge.

        As a global company with an international corporate culture, AIXTRON manages diversity with the aim of creating a productive work atmosphere, to prevent social discrimination, and to cultivate equal opportunities. AIXTRON considers its labor relations to be satisfactory.

        In 2012, the total number of employees decreased slightly by 1%, from 978 employees at December 31, 2011 (2010: 784) to 964 at December 31, 2012. While the Manufacturing & Service and Administration departments required less personnel due to the low business volume, the number of R&D employees increased, driven by the Company's strong commitment to R&D. The largest group of permanent employees was employed in Manufacturing and Service positions. In 2011, the biggest individual increase in employees occurred in the groups who work in Sales and R&D, which grew by 37%

and 28% respectively, and the largest group of permanent employees was employed in Manufacturing and Service positions.

	2012		2011		2010		Development from 2011 to 2012
Employees by Function	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Sales	88	9	85	9	62	8	3	4
Research and Development	333	35	318	33	248	32	15	5
Manufacturing and Service	427	44	450	46	375	48	(23)	(5)
Administration	116	12	125	13	99	12	(9)	(7)

Total	964	100	978	100	784	100	(14)	(1)

        As of December 31, 2012, the majority of AIXTRON's worldwide permanent employees were—as in previous years—based in Europe. The decrease of the US headcount by 15% or 21 employees in 2012 was mainly due to cost reduction measures having been applied.

	2012		2011		2010		2011 to 2012
Employees by Region	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Asia	188	20	181	19	154	20	7	4
Europe	660	68	660	67	524	67	0	0
USA	116	12	137	14	106	13	(21)	(15)

Total	964	100	978	100	784	100	(14)	(1)

Technology, Products and Services

        AIXTRON's product range includes customized full production scale and research systems capable of depositing material films on a diverse range of different substrate sizes and materials.

        The deposition process technologies include Metal-Organic Chemical Vapor Deposition ("MOCVD") for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates. These include Polymer Vapor Phase Deposition ("PVPD®"), Organic Vapor Phase Deposition ("OVPD®") or large area deposition for Organic Light Emitting Diodes ("OLED") applications. Plasma Enhanced Chemical Vapor Phase Deposition ("PECVD") is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For silicon semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition ("CVD"), Atomic Vapor Deposition ("AVD®") and Atomic Layer Deposition ("ALD").

        The following table summarizes the products and technologies AIXTRON offers to its customers for use in specific applications and devices:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD
	CVD	PVPD®	ALD
	PECVD		AVD®
Products	Planetary Reactor®	Gen1 R&D Platform	Lynx CVD
	Close Coupled Showerhead®	Cluster Environment for R&D Platform	Tricent® ALD
	Nano CVD Reactors BM Series	Production Tools for cluster and in-line integration on different substrate sizes (e.g. Gen2, Gen3.5 and larger)	Tricent® AVD®
	Hot Wall Reactors: VP series		QXP-8300
Potential Applications/ Devices	LEDs	OLEDs for displays	Metal and Oxide films for CMOS gate stacks
	Optoelectronics (photo diodes, lasers, modulators for telecom/datacom)	OLEDs for solid state lighting	Metal and Oxide films for capacitor structures in DRAMs and FeRAMS
	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells
	High-Frequency devices (such as Hetero Bipolar Transistors and High Electron Mobility Transistors) for wireless datacom	Electronic semiconductor structures, e.g. for flexible displays
	Silicon Carbide ("SiC") based High Power Devices	Functional polymer layers
	Gallium Nitride ("GaN") based power electronics	Dielectric or passivating polymer films
Solar cells
Carbon Nanostructures for electronic, display & heat sink applications
Graphene structures for electronic applications

        AIXTRON also offers a comprehensive range of peripheral equipment and services. Additionally, the Company offers its customers training, consulting and support services.

        AIXTRON is constantly working on the improvement of existing technologies and products. In the course of the last three years, AIXTRON has introduced several new system generations and technologies, such as the QXP-8300 silicon semiconductor technology, the G5 planetary reactor® platform family including its latest member, the G5+, the CRIUS® II-XL Close Coupled Showerhead® reactor technology and the PRODOS line of PVPD® systems in the organic semiconductor material space. For more information, please refer to item 5. "AIXTRON-specific Factors".

Research and Development

        In addition to the state-of-the-art R&D center at its headquarters in Herzogenrath, AIXTRON also operates R&D laboratories in Aachen (Germany), in Cambridge (United Kingdom) and in Sunnyvale (United States). These in-house research laboratories are equipped with the latest version AIXTRON systems and are used for researching and developing new equipment, materials and processes for the production of semiconductor structures.

        Even in the past year's difficult economic environment AIXTRON maintained a strong, well-funded and focused R&D program within its business. Management retains a strong focus on optimizing its internal R&D projects and processes to ensure a most efficient and market-oriented use of the Company's R&D budget. The Company's strong R&D culture is recognized as the cornerstone of its past market success and is considered as a key enabling asset to achieve the Company's ambitions in future markets for which AIXTRON is currently developing products. This focused Management policy was in average pursued by a team of 337 dedicated and highly skilled R&D employees in 2012 (2011: 279; 2010: 240). In 2012, R&D expenditures increased year-on-year, in line with expectations, by € 22.5 million, from € 50.4 million in 2011 (2010: € 46.1 million) to € 72.9 million, reflecting the importance of the Company's market-driven R&D focus for its future operational success.

        For more information regarding R&D expenses from fiscal year 2010 through 2012, refer to Item 5.A "Operating Results—Development of Results—Operating Costs" in this report.

        Underlining the commitment to remain a recognized technology and market leading Company, R&D activities in 2012 included continual improvement programs for AIXTRON's existing products and markets, i.e. the delivery of more process capabilities, factory integration, increased automation and the development of new system architectures, all of which are targeted at enabling customers, who are faced with increasing margin pressure, to achieve improvements in throughput efficiencies and total cost of ownership.

        Moreover, the Company continued to pursue new potential opportunities to leverage its core know-how of material deposition into new market and technology areas beyond LEDs, as evidenced by AIXTRON's many internally and externally funded research projects. Specific fields of interest here are:

  •
  Organic material deposition solutions for large area optoelectronic applications, including; plastic electronics, OLEDs for lighting, display, solar cell devices and other applications;

  •
  SiC for power electronics for smart grid, hybrid automotive and other applications;

  •
  III-V-materials (incl. GaN) on Silicon for next generation LEDs, power electronics or high speed processors for the smart grid, wireless communication, lighting and advanced IT applications; and

  •
  Carbon Nanostructures (incl. Graphene and CNTs) for next generation transistors, optoelectronics and other applications.

        A specific example in the OLED area is the new German research project "PROLUX" which was approved and initiated in the second quarter of 2012. This publicly funded program aims at significantly increasing OLED efficiencies through improved deposition processes. The project is being jointly conducted by a number of eminent research partners—including AIXTRON, Philips, the RWTH University in Aachen and the Fraunhofer Institute for Laser Technology ILT—and is being funded by the state of North Rhine Westphalia, Germany. AIXTRON's specific role within the PROLUX project is to develop and integrate new system technologies with the Company's existing OVPD®, organic large area and PVPD® equipment portfolio and to support the corresponding development activities of the other partners.

        In the third quarter of 2012, AIXTRON started a new OLED project called "KOBALT", focused on the development of cost-efficient large-area OLEDs for use in the lighting market. The project is partially funded by the German Ministry of Education and Research ("BMBF"). Together with Philips and BASF as industry partners, AIXTRON is examining and qualifying new OLED substrates and materials that can contribute to the development of high-efficiency white OLEDs. This project will also address interest in the utilization of cost-efficient standard glass substrates and will engage in the development of flexible film substrates. The overall objective of the project is to improve the viability of a successful market introduction of OLED lighting applications with improved device performance and longer lifetime.

        The announcement on July 5, 2012 of the successful conclusion of the European Commission-funded "TECHNOTUBES" project is a good example of the progress made in the emerging carbon nanotubes field. The members of the project consortium were the University of Cambridge (coordinator), ETH Zurich, TU Denmark, TU Berlin, Fritz Haber Institute, CNR-Italy, Philips, THALES, Cambridge CMOS Sensors, IMEC, and AIXTRON. The three year project concluded with a demonstration of AIXTRON's recently developed BM 300T automated production scale system. This new system is capable of depositing various carbon nanotube structures that met the requirements of a wide variety of applications and integrate various processes into a single automated platform offering the performance that industrial production partners demand. This system has already attracted considerable interest from several notable industrial parties.

        Such projects support AIXTRON Management's opinion that a strong and market-driven R&D culture is essential to enable the improvement of the cost of ownership and efficiency metrics for AIXTRON's customers and to maintain AIXTRON's position as a technology leader.

Intellectual Property

        AIXTRON aims to secure its technology by patenting and protecting inventions and know-how, provided it is strategically expedient and possible for the Company to do so. As of December 31, 2012, 157 patent-protected inventions were in use, of which 14 were registered in the reporting period. Patent protection for these inventions applies in those sales markets relevant for AIXTRON, specifically in Europe, China, Japan, South Korea, Taiwan and the United States. These patents are maintained and renewed annually and will expire between 2013 and 2032.

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

        One AIXTRON customer represented 11% of total revenues in 2012.

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Seasonality

        AIXTRON's business is currently not materially affected by seasonality.

Competitive Positioning

        Historically, AIXTRON's main competitor in MOCVD applications has been Veeco Instruments Inc. (USA) with part of its "LED & Solar" business segment. AIXTRON also competes with a number of Asian manufacturers including Taiyo Nippon Sanso (Japan), amongst others. As a consequence of the rising LED end-market expectations and positive prospects for MOCVD equipment demand, there is evidence that equipment companies from adjacent industries continue to attempt to qualify their own MOCVD tools with customers. For example; both Applied Materials Inc. (USA) and Jusung Engineering Co. Ltd. (South Korea) are known to have been active in the development process for an in-house equipment solution for the production of LEDs. Some local Chinese companies have also commenced MOCVD equipment design and manufacturing plans supported by government initiatives.

        Based on the latest published market share research by Gartner Dataquest (March 2012), it was estimated that the share of the worldwide MOCVD equipment market (estimated 2011 total market value: USD 1.5 billion) held by AIXTRON in 2011 was around 50%. In the same report, the Company's strongest competitor in terms of sales, Veeco Instruments Inc., had an estimated market share of approximately 47%. Viewed in the mid to long term, AIXTRON continues to target a market leading position in the global MOCVD market with AIXTRON and Veeco remaining the main players in this market.

        For emerging Organic Semiconductor applications, AIXTRON competes with established manufacturers such as Ulvac, Inc. (Japan), Tokki Corporation (Japan), Sumitomo (Japan), Applied Materials, Inc. (USA), Doosan DND Co. Ltd. (South Korea), Sunic System (South Korea) and a number of other smaller companies. While these competitors use established vacuum thermal evaporation ("VTE") technology or polymer technology to produce organic light emitting diodes (OLEDs),

AIXTRON offers OLED manufacturers its own highly innovative organic vapor phase deposition (OVPD®) and PVPD® (polymer vapor phase deposition) large area deposition technologies. In AIXTRON's opinion, due to a perceived superior process technology and the potential for reducing manufacturing costs, these technologies have the potential to compete successfully with VTE and polymer technologies. AIXTRON is well positioned as a potential deposition system supplier for next generation OLEDs and large area deposition applications that are anticipated to be used in innovative, self-luminous displays as well as future potential lighting, solar cell, and other electronic OLED applications.

        As AIXTRON's system technology and customer applications are still in the market entry phase, Organic Semiconductor market share information is neither available nor meaningful at this point in time.

        For CVD, AVD® and ALD applications, AIXTRON competes with a variety of other equipment companies, including Applied Materials, Inc. (USA), Tokyo Electron Ltd. (Japan), ASM International N.V. (Netherlands), IPS Technology (South Korea), Jusung Engineering Co. Ltd. (South Korea), and Hitachi Kokusai Electric Co. Inc. (Japan). With the Company's currently available silicon semiconductor manufacturing technologies, AIXTRON is potentially well positioned to offer advanced films for 28nm node and below for memory and logic integrated circuits (ICs). These technologies enable extremely high precision in depositing very thin material layers and facilitate the consistent coating of complex three-dimensional microelectronic device structures. Moreover, they offer the semiconductor industry new material deposition possibilities for the next generation of semiconductor devices, and, in AIXTRON's opinion, present high development potential for the future.

        The specific market niche to be addressed by AIXTRON's system technologies for the production of specialized applications such as gate stacks and capacitors was estimated by Gartner Dataquest in October 2012 to be valued at USD 359 million for 2012. For memory device production systems of the 28nm node and below, AIXTRON continued to experience relatively low order intake and revenue levels during 2012. AIXTRON's market share in this area is therefore not considered meaningful at this point in time. For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Key Performance Indicators

        The Executive Board has implemented numerous control systems and procedures to manage, monitor, analyze, and document Company risks and opportunities, including a Key Performance Indicator system addressing relevant business areas, with a primary focus on the "Market", "Finance" and "Technology Development" control areas.

        In the "Market" control area, using third party reports and direct customer dialog, AIXTRON pursues a market-led product development strategy through the careful examination of market trends and customer requirements. The objective of this strategy is to ensure the timely market availability of new and appropriately competitive product generations in line with customer requirements.

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

        Because AIXTRON's securities are publicly traded in the US, the Company is also subject to the rules and regulations promulgated by the SEC, including those defined under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act of 2010. In addition, AIXTRON is subject to other regulations for example the provisions of the US Foreign Corrupt Practices Act and the UK Bribery Act relating to the maintenance of books and records and anti-bribery controls.

C.    Organizational Structure

        The table below shows a list of the AIXTRON subsidiaries as of December 31, 2012

Name	Jurisdiction of Incorporation	Ownership Interest
AIXTRON Ltd.	England and Wales	100%
AIXTRON AB	Sweden	100%
AIXTRON China Ltd.	China	100%
AIXTRON Korea Co. Ltd.	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.	USA	100%
Nanoinstruments Ltd	England & Wales	100%
Genus Trust*	USA	n.a.

*
The shares in the Genus Trust are attributed to AIXTRON as the beneficial owner, as control exists due to the trust relationship with AIXTRON SE

D.    Property, Plant and Equipment

        The Company has its registered office in Herzogenrath, Germany, and had a total of 15 facilities worldwide owned or rented as of December 31, 2012:

Facility location	Use	Approx. size	Lease expiry
		(m2)
Herzogenrath, Germany (owned)	Headquarters, Manufacturing, Service, Engineering	12,457	—
Herzogenrath, Germany (owned)	Research & Development, Manufacturing, Engineering	16,000	—
Herzogenrath, Germany (leased)	Administration, Sales	2,419	12/31/2013
Aachen, Germany (leased)	Research & Development	200	1/29/2014
Cambridge, UK (leased)	Manufacturing, Engineering, Research & Development	2,180	9/13/2019
Cambridge, UK (leased)	Sales, Service, Engineering	1,386	6/27/2020
Lund, Sweden (leased)	Engineering, Service	449	12/31/2014
Sunnyvale, CA, USA (leased)	Manufacturing, Sales, Service, Engineering, Research & Development	9,338	10/31/2017
Seoul, South Korea (leased)	Sales, Service	1,032	12/31/2015
Shanghai, China (leased)	Sales, Service	755	7/31/2014
Suzhou, China (leased)	Sales, Service	537	12/31/2013
Yangzhou, China (leased)	Sales, Service	90	10/14/2013
Hsinchu, Taiwan (leased)	Sales, Service	1,893	12/31/2014
Tainan, Taiwan (leased)	Service	203	5/26/2013
Tokyo, Japan (leased)	Sales, Service	534	9/30/2014

        In 2011, AIXTRON entered into a formal cooperation agreement with the Suzhou Institute of Nano-tech and Nano-bionics (SINANO) to establish a new MOCVD training and demonstration facility in Suzhou/China to train Chinese customers and potential customers' engineers. The training center is equipped with AIXTRON's latest generation MOCVD systems, the CRIUS II and the AIX G5 HT. The 2012 investment of approximately € 10 million into the MOCVD training and demonstration facility was funded out of operating cash flow and available cash resources. Out of the planned € 10 million investment, € 3.8 million have been invested by February 28, 2013.

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

Item 4A:    Unresolved Staff Comments

        None.

Item 5:    Operating and Financial Review and Prospects

The Semiconductor Equipment Market

        In 2012, the electronics equipment industry grew by 3.2% (according to Gartner Dataquest, December 2012), which was in line with recorded world real GDP growth (according to the IMF World Economic Outlook update published on January 23, 2013).

        In comparison, the subset, semiconductor capital spending, showed a decline of about 3% in 2012. A further subset, specific spending on Wafer Fab equipment ("WFE"), which includes spending on deposition tools supplied by AIXTRON, declined by 17.4% year-on-year (according to Gartner Dataquest, December 2012). The worldwide MOCVD equipment market, as subset of the WFE market, declined by 60% to approximately USD 600 million in 2012, from a total market value of USD 1.5 billion in 2011 (Gartner Dataquest, March 2012 and October 2012).

        The largest revenue driver for AIXTRON in 2012 continued to be the sale of MOCVD systems for the manufacturing of High Brightness ("HB") LEDs, which represented 48% (2011: 83%; 2010: 93%), of its total equipment revenues.

The HB LED Market

        The market for HB LED Device units, which can be produced with AIXTRON's compound semiconductor equipment, was expected to grow by 34% according to a report from Strategies Unlimited (an independent semiconductor market research institute) published in August 2012. However, according to industry sources, LED prices have dropped by 20-30% throughout the year and are expected to decline at the same rate in 2013. Concurrently, the HB LED market was predicted to grow in 2012 by only 1.5% to USD 12.7 billion from 12.5 billion in 2011 (Strategies Unlimited, August 2012).

        The continuous reduction of LED prices, governmental policy changes and efforts from the supply chain, have all contributed positively to increasing the momentum for LED lighting adoption across commercial, industrial and consumer segments.

        In September of last year, the final stage of the phase-out of all general lighting incandescent lamps was implemented across the European Union. This means that standard incandescent bulbs can no longer be produced or sold within the EU. In China, where incandescent light bulbs are being phased out in a similar fashion, a three stage phase-out commenced on October 1, 2012, with the prohibition of 100W and higher rated incandescent bulbs. This will be followed by the removal of 60W and above by October 1, 2014, and 15W and above by October 1, 2016. The implementation of these programs is increasing the average consumer's awareness of the value and acceptance of energy-efficient lighting products, including LED lighting.

        The Chinese government has also progressed from only subsidizing LED manufacturing equipment, to proactively supporting the purchase of LED products by consumers. In August 2012, Chinese authorities selected a number of companies to receive a first tranche of funding to support the discounting of LED products to consumers in China. Although the exact scope and scale of the plan has not yet been released, it clearly indicates the Chinese government's commitment to support the LED industry.

        Other governments are also starting to promote the adoption of energy and cost effective LED lighting solutions. All such initiatives have the potential to further stimulate demand.

        Manufacturers of LED lighting products are progressively offering better quality LED products at lower prices. OSRAM, a leading European lighting manufacturer, announced in September 2012 that they would be offering LED-based replacements for 40W incandescent lamps in Europe at a retail price below € 10 (USD 13), representing a 50% reduction on the previous year.

        Another possible indicator for an acceptable price level that could initiate greater adoption of LED lighting by consumers was the success of a promotion by the world's largest supermarket discounter. ALDI, who offered 806 lumen or 60W equivalent LED light bulbs at a price of € 9.99 (USD 13) in the third quarter of 2012 and were sold out within the first few hours.

AIXTRON-specific Factors

Reluctant investment behavior sustained throughout 2012

  •
  Throughout fiscal year 2012, AIXTRON customers have remained hesitant in adding significant LED-manufacturing capacity, despite increasingly high utilization rates at some mainline Asian manufacturers. Consequently, order intake for the full year 2012 decreased by 74% to € 131.4 million although orders in the second half of 2012 were approximately 14% higher than orders in the first half of 2012. AIXTRON recorded revenues of € 227.8 million for the full year 2012, which although reflects the Q3 forecast for the year, still represents a decrease of € 383.2 million, or 63%, compared to € 611.0 million in 2011. Second half 2012 revenues were however approximately 58% higher than in the first half of 2012.

Due to the persistently subdued level of demand in the market, AIXTRON Management decided to substantially write down inventories in the third quarter. This non-cash effect significantly influenced the Company's full year result, leading to a gross profit of 0.4 million and an EBIT of € -132.3 million in 2012.

  •
  On a quarterly view; the fourth quarter marked a further sequential increase of revenues by 25% to € 77.5 million from € 62.2 million in the third quarter. After a negative gross profit in the third quarter (€ -42.3 million) which was mainly due to the previously mentioned inventory write-down, the fourth quarter gross profit was positive at € 17.7 million (23% gross margin). The order intake in the fourth quarter increased slightly from € 34.5 million in the third quarter to € 35.5 million in the fourth quarter, reflecting the ongoing subdued market demand.

  •
  Within the LED industry, some early signs of potential consolidation have been observed as evidenced by the August 2012 announcement of the Taiwanese LED manufacturer Epistar acquiring an additional and remaining stake in the LED chip company Huga Optotech in Taiwan, thereby acquiring their LED manufacturing capacity. Similarly, in November 2012, the Chinese LED manufacturer Sanan Optoelectronics bought a 20% stake in the Taiwanese LED manufacturer Formosa Epitaxy.

Market introduction of new products

  •
  During 2012, AIXTRON mainly concentrated on refining and optimizing its product technologies in response to current and future customer needs. This will enable AIXTRON to rely on an improved and highly competitive product portfolio when the expected upturn in demand arrives.

  •
  On July 24, 2012, the Company announced the latest member of its AIX G5 Planetary Reactor® platform family, the AIX G5+; a 5 × 8 inch (200mm) wafer GaN-on-Si (Gallium Nitride-on-Silicon) product. This new platform variant, with specially designed reactor hardware and process capabilities, has been designed to meet the needs of both AIXTRON's power electronics market customers and the rising demand from customers looking for a production process solutions for GaN-on-Si LED chips on 8 inch (200mm) standard Silicon Substrates.

  •
  Within the Organic Semiconductor material space, the Company launched its new PRODOS-200 Polymer Vapor Phase Deposition (PVPD®) R&D platform in the third quarter of 2012. In the same quarter, the Company announced the delivery of a PRODOS Gen3.5 PVPD® production system to a major Asian customer. While the R&D platform enables new processes to be developed on a conveniently-sized 200 × 200mm substrate, the PRODOS Gen3.5 production tool implements a specific polymer deposition approach on an industrial scale (650 × 750mm). This production scale equipment is designed to be used for manufacturing novel flexible electronic devices through the deposition of organic polymer thin films. Although flexible electronics technology is still at a very early stage of development, the prospects for this novel technology are very promising and will allow AIXTRON customers to develop new applications.

Non-LED activities gaining traction

        In the third quarter of 2012, AIXTRON announced a multi-tool order by a leading Korean DRAM manufacturer for AIXTRON's new QXP-8300 ALD deposition tool. The film developed on this QXP-8300 production system has been successfully pre-qualified by this manufacturer for a sub-30nm DRAM technology node and was subsequently successfully production qualified in the fourth quarter of 2012. The QXP-8300 ALD tools offer a compelling and cost-effective technology solution and consequently the Company is well positioned to support the anticipated ramp up in advanced DRAM chip manufacturing in the coming years. Interest in AIXTRON's silicon systems has greatly increased since the release of the QXP-8300 and Management foresees further significant growth opportunities for high throughput ALD technology with this product.

        In 2012, AIXTRON experienced increasing demand for R&D and production tools for the power electronics market. These specific tools are used by customers to produce highly efficient Gallium Nitride (GaN) and Silicon Carbide (SiC) based power devices. These are material solutions that are increasingly being applied to energy efficient power management and conversion applications, addressing market trends in smart grid, hybrid and electrical automotive, as well as energy efficient telecom devices. The Company has a long track record in this area and has the expertise and tools to address the very large end-market opportunities. According to IMS Research, the power electronics device market is expected to grow to USD 70 billion per annum in value by 2021 with a total accessible equipment market of approximately USD 1 billion over the next ten years.

        AIXTRON has also recorded several new orders for its dedicated carbon nano-technology equipment where the Company's BM systems are designed to deliver turn-key solutions for carbon nanotube and graphene R&D and production applications. AIXTRON expects that the increasing investments being made in these material applications will have a potentially significant impact on future generations of electronic devices.

Management Assessment of Company Situation

        Against the backdrop of a very challenging macro-economic environment, 2012 proved to be a very difficult year for AIXTRON with weaker revenues and profitability than the previous year. It was Management's view, at the start of 2012, that it would be a transitory year, with lower revenues and potential customer consolidation in the first half of the year, but with the prospect of a significantly better second half.

        However, the economic situation deteriorated further as the year progressed, which in turn negatively impacted the timing of equipment orders and shipments. There was a slight increase in order intake in the second half of 2012, but not as strong as had been originally expected.

        As a consequence of this unrealized second half market recovery and after a thorough internal review of the immediate outlook, Management announced in October that AIXTRON would not achieve profitability for 2012. The accompanying risk assessment that was conducted as part of this business review also concluded that the likelihood of ongoing subdued demand necessitated the reduction in value of certain work in progress assemblies, components and spare parts. As a result, a substantial amount of inventories were written off.

        The small increase in demand that took place in the second half of 2012 encourages Management to believe that the bottom of the current trough has been reached. However the absolute level of market activity remains weak.

        Going forward, Management sees 2013 being better than 2012 both in terms of revenues and earnings with 2014 potentially being an even stronger year. The major short term growth driver will be growth in the LED general lighting market but growth is also expected from other end market applications including production equipment needed for power electronics applications, silicon semiconductor and organic semiconductor equipment demand. However, the macroeconomic environment, particularly in Europe, remains fragile and this could impact the timing risk on predicted orders and shipments. Overall there are indicators of further improving momentum and Management believes that orders for AIXTRON products will increase from the current trough levels.

A.    Operating Results: 2010-2012

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

Development of Revenues

        In fiscal year 2012, AIXTRON recorded revenues of € 227.8 million, a decrease of € 383.2 million, or 63%, compared to € 611.0 million in 2011 (2010: € 783.8 million). The most important factor in this development was the generally reluctant investment behavior of AIXTRON's customers in the light of uncertain end-markets. This reluctance was particularly evident in the LED TV and LED lighting equipment markets where we experienced significantly lower demand for MOCVD deposition equipment than anticipated. In 2011, the revenue development had been mainly affected by the abrupt deterioration in the market demand specifically during the second half of the year, where revenues were down 40% compared to the first half year. This second half demand effect in 2011 has continued throughout all four quarters of 2012.

        The decrease in full year 2012 revenues was mainly attributable to the 68% reduction in the Company's deposition equipment revenues (2012: € 176.9 million; 2011: € 556.3 million; 2010: € 735.7 million). The significant decrease of total equipment sales in 2012 was principally due to the still very reluctant investment behavior of AIXTRON's customers throughout the whole fiscal year. The decrease in 2011 compared to 2010 was mainly attributable to the 26% reduction in the Company's deposition equipment revenues. The Company's products bought by AIXTRON's customers are predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and emerging lighting applications. Total equipment sales generated 78% of total revenues in 2012 (91% in 2011; 94% in 2010).

        The remaining 22% of total revenues in 2012 were generated by sales of spare parts and service, which is 13 percentage points higher than in 2011 (9% in 2011; 6% in 2010) which is mainly due to an overall lower equipment revenues baseline. In absolute terms, sales of spare parts & service were 7% lower in 2012 compared to 2011 (2012: € 51.0 million; 2011: € 54.7 million; 2010: € 48.1 million). In 2011, revenues from spares and services increased by 14% compared to 2010. The described pattern is a result of prior years equipment sales as such revenues typically lag behind the revenue development from equipment, since services and parts are typically included or covered by warranty provided to customers in the after sales period. In 2011, the decrease of total equipment sales was mainly attributable due to the rapid deterioration in the business environment during the second half of the year.

	2012		2011		2010		2012-2011
Revenues by Technology	million EUR	%	million EUR	%	million EUR	%	million EUR	%
Equipment revenues	176.9	78	556.3	91	735.7	94	(379.4)	(68)
Other revenues (service, spare parts, etc.)	51.0	22	54.7	9	48.1	6	(3.7)	(7)

Total	227.8	100	611.0	100	783.8	100	(383.2)	(63)

        A very high percentage, namely 78% of total revenues in 2012, continues to be generated by sales to customers in Asia. However, due to the reluctant investment behavior of AIXTRON's main Asian customer base during 2012 and the increased relative percentage of sales to customers in Europe and the U.S., revenues generated by sales to customers in Asia is 12 percentage points lower than the 90% recorded in 2011 (91% in 2010).

        9% of revenues in 2012 were generated in Europe (4% in 2011; 4% in 2010) and the remaining 13% in the USA (6% in 2011; 5% in 2010).

	2012		2011		2010		2012-2011
Revenues by Region	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Asia	177.5	78	547.8	90	716.9	91	(370.3)	(68)
Europe	21.4	9	26.3	4	31.1	4	(4.9)	(19)
USA	29.0	13	36.9	6	35.8	5	(7.9)	(21)
Total	227.8	100	611.0	100	783.8	100	(383.2)	(63)

Development of Results

	2012		2011		2010		2012-2011
Cost Structure	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(%)
Cost of Sales	227.4	100	379.6	62	372.0	47	(152.2)	(40)
Gross profit	0.4	0	231.4	38	411.8	53	(231.0)	[— ]
Operating Costs	132.7	58	118.5	19	136.2	17	14.3	12
Selling expenses	34.8	15	32.1	5	48.9	6	2.7	8
General and administration expenses	19.6	9	34.0	6	30.1	4	(14.4)	(42)
Research and development costs	72.9	32	50.4	8	46.1	6	22.5	45
Net other operating (income) and expenses	5.4	2	2.0	0	11.1	1	3.4	170

Cost of Sales

        Cost of sales decreased year-on-year by 40% in absolute terms from € 379.6 million in 2011 to € 227.4 million in 2012 (2010: € 372.0 million). This cost base was only slightly below the revenues booked in 2012, principally due to the significant third quarter of 2012 inventory write-downs, against the backdrop of the slower than expected recovery of orders and business volume within the second half of 2012, which in turn led to a continued under-recovery of production overhead costs. The relatively high absolute cost base in 2011 was mainly due to a write-down of unsold excess inventory (approximately € 40 million) in combination with an increasing sales volume effect in the first half of the year, accounting for more than 50% of total cost of sales. The strong increase relative to revenues was attributable to the above mentioned write-down of inventories combined with a reduced full year sales volume as well as a less favorable product and pricing mix compared to the year 2010.

Gross Profit, Gross Margin

        Due to the high relative cost of sales base in 2012, the Company's gross profit decreased to € 0.4 million in 2012 (2011: € 231.4 million; 2010: € 411.8 million), resulting in a 0% gross margin after 38% in 2011 (53% in 2010).

 Operating Costs

        Operating costs increased year-on-year by 12% to € 132.7 million in 2012 (2011: € 118.5 million; 2010: € 136.2 million), mainly due to a significant increase in R&D spending. Operating costs relative to revenues were 58% in 2012, 39 percentage points higher than the 19% in 2011 (17% in 2010). This development was influenced by the following factors:

        Selling expenses were up slightly year-on-year in absolute terms to € 34.8 million (2011: € 32.1 million; 2010: € 48.9 million), which, in spite of the lower sales volume, is mainly due to increased provisions for after sales services. Selling expenses relative to revenues were also up year-on-year from 5% in 2011, by 10 percentage points, to 15% in 2012 (2010: 6%). The slight 2011 decrease in selling expenses was mainly due to lower sales commissions resulting from the change in the geographical mix of sales, and lower warranty expenses.

        In 2012, general and administration expenses declined by 42% year-on-year to € 19.6 million (2011: € 34.0 million; 2010: € 30.1 million). This was principally a result of lower profit related elements of the administration costs, a reduced number of temporary staff and lower fees for external services and consulting. In contrast, the 13% cost increase in 2011 was due to the increased number of employees within general and administration and higher IT infrastructure and consultancy costs. General and administration expenses, relative to revenues, increased from 6% in 2011 by 3 percentage points to 9% in 2012 (2010: 4%), principally due to the lower sales volume effect in connection with the disproportionate cost reduction.

Key R&D Information	2012	2011	2010	2012-2011
				%
R&D expenses (million EUR)	72.9	50.4	46.1	45
R&D expenses, % of sales	32	8	6
R&D employees (period average)	337	279	240	21
R&D employees, % of total headcount (period average)	34	32	32

        Research and development expenses increased by 45% year-on-year from € 50.4 million recorded in 2011 (2010: € 46.1 million) to € 72.9 million in 2012, reflecting AIXTRON's continued high level of commitment to strategic investments in research and development. In 2011, R&D costs had already gone up by 9% due to the planned further expansion of development activities, including additional personnel and material expenses. These activities were based on the strategic necessity to maintain an intensive R&D engagement to secure the Company's technology leading position. As a result of the increased R&D investments and the decline in revenues, R&D costs as a percentage of revenues increased from 8% in 2011 (6% in 2010) to 32% in 2012.

Personnel Costs	2012	2011	2010	2012-2011
	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Cost of Sales	30.9	26.5	23.8	4.4	17
Selling, General and Administrative expenses	19.3	25.9	24.3	(6.6)	(26)
Research and Development costs	30.9	24.2	21.8	6.7	28

Total	81.1	76.6	70.0	4.5	6

        With the average number of Group employees increasing from 864 in 2011 to 980 in 2012, mainly in R&D and regional sales, personnel expenses increased by 6% in total from € 76.6 million in 2011 (2010: € 70.0 million) to € 81.1 million in 2012. For the most part, this reflects the Management's commitment to invest into focused R&D programs (the average number of R&D employees being up 21% in 2012 compared to 2011) deemed necessary to support the Company's determination to retain its technical market leadership—a key element in the Company's long-term strategy. Mainly due to the lower revenue figure, personnel expenses, as a percentage of sales, were up 23 percentage points from 13% in 2011 (9% in 2010) to 36% in 2012. In absolute terms, the number of employees decreased from 978 as of December 31, 2011 to 964 as of December 31, 2012. Offsetting some of the increase in R&D personnel were personnel reductions during the year in administration (116 in 2012 vs. 125 in 2011) and manufacturing and service (427 in 2012 vs. 450 in 2011).

        2012 net other operating income and expenses resulted in an expense of € 5.5 million, compared to an expense of € 2.0 million in 2011 (2010: expense of € 11.1 million), mainly due to the impact from currency effects not being offset by increased R&D grants received during the year.

        In 2012, a net currency expense of € 6.9 million (2011: € 2.1 million; 2010: € 17.2 million) was incurred largely from USD/EUR hedging contracts (€ 6.8 million). In 2011, a net currency expense of € 2.1 million was incurred largely from USD/EUR hedging contracts. Income of € 1.6 million related to hedge contracts, including premiums on option contracts. Expenses of € 3.7 million were recorded from transactional and translation differences which do not involve hedge contracts.

        The € 2.7 million of R&D grants, that were received in 2012 (2011: € 1.4 million; 2010: € 3.5 million), were, as usual, recorded as other operating income.

Operating Result

        The absolute operating result decreased significantly in a year-on-year comparison and turned negative to € -132.3 million in 2012 (2011: € 112.9 million; 2010: € 275.5 million) resulting in an EBIT margin of -58% (18% in 2011; 35% in 2010). This development was principally due to the significantly reduced gross profit, resulting from the previously described cost of sales development coupled with an increased absolute operating cost base as described above. The decline of the 2011 operating result was a result of the Company's weaker full year revenue development and the relatively higher cost base including the write-down of inventories as described above.

Result Before Taxes

        Result before taxes also turned negative and decreased from € 115.0 million in 2011 (2010: € 278.2 million) to € -129.9 million in 2012, with a net finance income of € 2.3 million in 2012 (2011: € 2.1 million; 2010: € 2.7 million).

	2012	2011	2010	2012-2011
Interest & Taxes	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Net Finance Income/Expense	2.3	2.1	2.7	0.2	10
Finance Income from financial assets	2.3	3.4	2.8	(1.1)	(32)
Finance Expenses from financial liabilities	0.0	(1.3)	(0.1)	1.3	(100)
Taxes on Income	(15.5)	(35.4)	(85.7)	19.9	56

        In 2012, AIXTRON recorded a tax expense of € 15.5 million resulting mainly from derecognition of previously capitalized tax assets. This adjustment has become necessary due to the lack of visibility persisting throughout the year in combination with a still pending meaningful recovery of market demand for LED manufacturing equipment (2011: tax expense of € 35.4 million or 31%; 2010: tax expense of € 85.7 million or 31%). Tax loss carry-forwards, remaining unrecognized as deferred tax assets in 2012 totaled € 90.9 million (2011: € 15.9 million, 2010: € 17.1 million).

Profit/Loss Attributable to the Equity holders of AIXTRON SE (after taxes)

        The 2012 after-tax result attributable to the equity holders of the AIXTRON SE was € -145.4 million, down from the € 79.5 million (13% of revenues) in 2011 (2010: € 192.5 million or 25% of revenues).

Net Income AIXTRON SE—Use of Results

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated loss in accordance with German generally accepted accounting principles, (German GAAP) based on the German Commercial Code, HGB, of € -51.6 million for 2012 (profit 2011: € 77.0 million; profit 2010: € 124.9 million).

        AIXTRON's Executive and Supervisory Boards will propose to the Annual Shareholders' Meeting that the 2012 loss should be carried forward and consequently no dividend payment should be made for 2012. For the fiscal year 2011 the Company had distributed a dividend of € 25.4 million or € 0.25 per share (€ 60.7 million or € 0.60 for 2010).

 Development of Orders

	2012	2011	2010	2012-2011
Equipment Orders	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Equipment order intake	131.4	513.4	748.3	(382.0)	(74)

Equipment order backlog (end of period)	79.4	141.0	274.8	(61.6)	(44)

Equipment Order Intake

        In 2012, equipment order intake was 74% down year-on-year, at € 131.4 million (2011: € 513.4 million; 2010: € 748.3 million). Throughout fiscal year 2012, AIXTRON customers have been hesitant in adding significant LED-manufacturing capacity as a result of the uncertain development of consumer markets in an uncertain global economic environment. As a matter of internal policy, order intake in US Dollars was recorded at a budget exchange rate for 2012, which had been set at 1.40 USD/EUR at the beginning of the year (2011: 1.35 USD/EUR; 2010: 1.50 USD/EUR). For the fiscal year 2011, as with revenues; equipment order intake was slowing down significantly in the second half of the year and decreased by 31% year-on-year to € 513.4 million partially because of the perceived lack of sufficiently developed end-market demand by Asian LED manufacturers, driven by the relatively easy availability of government funding, but also evidence of some relevant financing pressures on certain Asian LED manufacturers, including both sovereign and bank suppression of credit lines and bank loans. The 2011, total order intake included € 100 million which was subsequently removed from the order backlog on September 15, 2011.

Equipment Order Backlog

        The total equipment order backlog of € 79.4 million at December 31, 2012 was 44% lower than at the same point in time in 2011 (2011: € 141.0 million; 2010: € 274.8 million). As of year-end 2012, the US Dollar denominated order backlog was recorded at a 2012 budget exchange rate, which had been set at 1.40 USD/EUR at the beginning of the year (2011: 1.35 USD/EUR; 2010: 1.50 USD/EUR). This order backlog was revalued at the 2013 budget rate of 1.30 USD/EUR as per January 1, 2013, leading to an opening equipment order backlog of € 83.8 million for 2013.

        As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise of all of the following minimum criteria:

  1.
  the receipt of a firm written purchase order and

  2.
  the receipt of the agreed deposit and

  3.
  accessibility to the required shipping documentation and

  4.
  a customer confirmed agreement on a system specific delivery date.

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

Currency Fluctuation

        Fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the Pound Sterling can affect the Company's operating results. The Company generally enters into a variety of derivative financial instruments to manage approximately 50 to 90% of its exposure to foreign currency risk. See "Item 11—Quantitative and Qualitative Disclosure about Market Risk" for further details. Please also see "Item 3D—Risk Factors" for further details.

 B.    Liquidity and Capital Resources

Corporate Financial Management

        AIXTRON has a central financial management system to control its global liquidity, interest and currency management.

        Due to the volatile nature of its business, a sufficient level of cash is essential to expeditiously finance potential business needs. The Company's need for cash is generally provided for through operating cash flows and, to a smaller extent, through grants. In order to secure future financing and support the indispensable R&D activities, the Company has access to a strong equity capital base. Furthermore, approved by the Annual Shareholders' Meeting, and subject to Supervisory Board approval, the Company has the authority to issue equity instruments to be able to raise additional liquidity on the capital market if required.

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

Funding

        The Company's stated share capital (Grundkapital) as of December 31, 2012 amounted to € 101,975,023 (December 31, 2011: € 101,789,527; December 31, 2010: € 101,179,866) divided into 101,975,023 registered shares with a proportional interest in the share capital of € 1.00 per no-par value registered share. Each no-par value share represents the proportionate share in AIXTRON's stated share capital and carries one vote at the Company's General Shareholders' Meeting. All registered shares are fully paid in. The Company has issued a share certificate representing multiples of shares (global share); shareholders do not have the right to the issue of a share certificate representing their share(s). There are no voting or transfer restrictions on AIXTRON's registered shares that are related to the Company's Articles of Association. There are no classes of securities endowed with special control rights, nor are there any provisions for control of voting rights, if employees participate in the share capital without directly exercising their voting rights.

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or American Depositary Shares ("ADS") under certain conditions. In fiscal year 2012, 185,496 stock options (2011: 609,661; 2010: 513,014 options) were exercised, resulting in delivery of in total 185,496 ordinary shares. Under the 2012 tranche of the 2007 stock option plan 31,000 new stock options were granted in fiscal year 2012 (2011 tranche of the AIXTRON stock option plan 2007: 14,000 grants; 2010 tranche: 779,950 grants respectively).

        For a more detailed description of the different stock option plans and a summary of all the stock option transactions, refer to Item 18 "Financial Statements—Note 23. Share-based payment".

        The Company recorded no bank borrowings as of December 31, 2012, 2011 and 2010.

        Where necessary, AIXTRON SE provides loans and financial security facilities to its subsidiaries to enable the business to continue to operate efficiently. The Company has granted no security interests in its own land and buildings.

        The equity ratio increased to 84% as of December 31, 2012, compared to 81% as of December 31, 2011 (December 31, 2010: 73%), principally due to a 28% lower balance sheet total than in 2011 (-6% in 2011 compared to 2010). In 2011, the high equity ratio was largely achieved due to a € 38.8 million increase in retained earnings.

        In 2012, the return on equity (ROE) based on the negative 2012 Group's net result in proportion to the average total shareholders' equity at the start and end of the year was -26% (2011: 13%; 2010: 38%).

        In order to support future developments, the Company regularly explores and assesses on an ongoing basis, potential funding opportunities available in the market. Additional funding needs could also be covered by the additional capital as authorized by the Annual Shareholders' Meeting and laid out in the following table:

Funding Sources (€ or number of shares)	2012 31-Dec	Approved since	Expiry Date	2011 31-Dec	2010 31-Dec	2012-2011
Issued shares	101,975,023	—	—	101,789,527	101,179,866	185,496

Authorized Capital 2012
—Capital increase for cash or contribution in kind with existing shareholders' preemptive rights	10,422,817	16/05/2012	15/05/2017	0	0	10,422,817
Authorized Capital 2011
—Capital increase for cash or contribution in kind with or without existing shareholders' preemptive rights	40,471,946	19/05/2011	18/05/2016	40,471,946	0	0

Conditional Capital I 2012
—Authorization to potentially issue convertible notes or warrants in future	40,715,810	16/05/2012	15/05/2017	0	0	40,715,810
Conditional Capital I 2007
—Authorization to potentially issue convertible notes or warrants in future	cancelled	22/05/2007	21/05/2012	35,875,598	35,875,598	(35,875,598)

Conditional Capital II 2012
—Stock Options Program 2012	4,208,726	16/05/2012	15/05/2017	0	0	4,208,726
Conditional Capital II 2007
—Stock Options Program 2007	3,136,628	22/05/2007	31/12/2018	3,298,774	3,681,699	(162,146)
Conditional Capital 4
—Stock Options Program 2002	722,097	22/05/2002	31/12/2016	745,447	972,183	(23,350)
Conditional Capital 2
—Stock Options Program 1999	1,926,005	26/05/1999	31/12/2017	1,926,005	1,926,005	0

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

Investments

        The AIXTRON Group's total capital expenditures in fiscal year 2012 amounted to € 16.5 million (2011: € 30.2 million; 2010: € 51.9 million). In 2012, € 15.8 million (2011: € 27.2 million;

2010: € 48.6 million) were related to property, plant and equipment (including testing and laboratory equipment). Thereof, € 3.8 million were related to investments mainly for the MOCVD training and demonstration facility in Suzhou/China as well as for laboratory equipment. In 2011, € 16.7 million had been invested into the R&D center (Phase II) under construction at that time. Investments in the MOCVD training and demonstration facility in Suzhou/China commenced in 2011 and were completed in 2012. In 2013, investments will mainly be made for laboratory and test equipment.

        The remaining € 0.7 million (2011: € 3.0 million; 2010: € 3.3 million) were related to intangible assets including software licenses.

        The majority of capital expenditures (63%) for the year 2012 (2011: 88%; 2010: 94%) were invested in Germany and such expenditures for 2013 are also generally expected to be invested primarily in Germany.

        The decrease of € 12.6 million in bank deposits with a maturity of at least three months in 2012 was recorded as cash inflow from investing activities. In 2011 bank deposits with a maturity of at least three months decreased by € 80.3 million and were recorded as cash inflow from investing activities.

        All 2012, 2011 and 2010 expenditures were funded out of operating cash flow and available cash resources.

        Capital commitments are disclosed in Item 18 "Financial Statements—Note 28. Capital commitments" and are expected to be funded out of available cash resources.

Cash Flow

        A cash outflow from operating activities of € 45.2 million (2011: cash outflow of € 6.3 million; 2010: cash inflow of € 147.7 million) was recorded in 2012. The decrease in operating cash flow in 2012 was mainly caused by net losses of € 145.4 million (2011: net profits of € 79.5 million; 2010: net profits of € 192.5 million). In 2011, the decrease in operating cash flow in 2011 was mainly caused by decreased profits in 2011 compared to 2010.

        A cash outflow of € 4.4 million was recorded from investment activities in 2012 (2011: cash inflow of 50.5 million; 2010: cash outflow of € 165.4 million). Money market deposits were liquidated in the amount of € 11.9 million (2011: 80.5; 2010: investment of 113.6 million), which were previously classified as "other financial assets". In 2011, a cash inflow of € 50.5 million was recorded from investment activities. Money market deposits were liquidated in the amount of € 80.5 million, which were previously classified as "other financial assets".

        In 2012, capital expenditure amounted to € 16.5 million (2011: € 30.4 million; 2010: € 51.9 million) mainly on laboratory equipment. Thereof, € 3.8 million were related to investments mainly for the Company's Chinese training and demo facility in Suzhou and for laboratory equipment. In 2011, capital expenditure amounted to € 30.4 million mainly on the new R & D facilities in Herzogenrath, Germany under construction at that time.

        A cash outflow from financing activities of € 24.3 million (2011: cash outflow of € 57.5 million; 2010: cash outflow of € 11.6 million) in 2012 includes the dividend payments to shareholders of € 25.2 million (2011: € 60.7 million; 2010: € 15.1 million) and cash received from the issue of new shares of € 883 thousand (2011: 3.2 million; 2010: € 3.5 million). In 2011, cash outflow from financing activities includes the dividend payments to shareholders of € 60.7 million, which was partially offset by cash received from the issue of new shares totaling € 3.2 million.

        Cash and cash equivalents including cash deposits with a maturity of at least three months, most of which is held in Euros (also see "Investments"), decreased by 29% or € 85.7 million to € 209.5 million (€ 99.7 million + € 109.8 million financial assets) as of December 31, 2012 (December 31, 2011: € 172.9 million + € 122.3 million; December 31, 2010: € 182.1 million + € 202.6 million). Specific items that lowered the 2012 year end liquidity came, amongst other factors, from the 2012 net loss (€ -145.4 million), reduced advance payments from customers, the dividend payment for the fiscal year 2011 and the above mentioned capital expenditures. These cash outflows were not offset by factors including stock option exercises (€ 883 thousand) and reduced trade receivables. As of December 31, 2011, cash and cash equivalents including cash deposits with a maturity of at least three months, most of which is held in Euros, decreased by 23% to € 295.2 million (€ 172.9 million + € 122.3 million financial assets). In 2011, the increasing factors had been the 2011 net profit (€ 79.5 million) and stock option exercises (€ 3.2 million), but in total were lower than the dividend payment (€ 60.7 million), reduced advance payments from customers, higher inventories, and the above mentioned capital expenditures.

        There are currently no restrictions on the Company's use of cash resources.

Assessment of Liquidity and Capital Resources

        The Company's liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that the liquidity provided by operating cash flows, grants, existing cash resources and financing arrangements, is sufficient to fund working capital, capital expenditures and other ongoing business requirements. In a market and economic environment currently experienced by AIXTRON characterized by lower customer demand for the Company's products and services, cash generated by operations could be lower than forecasted and not be sufficient. In such a situation, the Company might need to pursue obtaining short-term credit facilities or additional equity financing offerings. There can be no assurance that any such supplemental funding, if sought, could be obtained, or if obtained, would be adequate or on terms acceptable to AIXTRON. However, AIXTRON believes that its balance sheet at December 31, 2012 should provide additional sources of liquidity if required.

        As of December 31, 2012, € 109.8 million (2011: € 122.3 million; 2010: € 202.6 million) of the Company's cash resources were held, mostly in Euros, in bank deposits with a maturity of at least three months.

C.    Research and Development, Patents and Licenses, etc.

        For information regarding research and development, patents and licenses, refer to Item 4.B. "Information on the Company—Business Overview—Research and Development", "—Intellectual Property" and Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Results—Operating Costs" in this report.

D.    Trend Information

        The development of state-of-the-art material deposition technology remains AIXTRON's core competency. It is an area where the Company has developed a global leadership position. AIXTRON Management intends to keep this focus and positioning while at the same time expanding this core know-how into both existing and emerging markets. AIXTRON remains committed to investing in R&D to not only maintain the Company's leading technology position in MOCVD equipment but also to enable greater penetration into markets such as for power management, organic semiconductors and next generation memory applications.

        AIXTRON has a leading position in the area of special Silicon Carbide ("SiC") epitaxial equipment utilizing its Hot-Wall Planetary Reactor® technology. This leading position will be further strengthened over the coming years with the expected adoption by customers of AIXTRON's 6 × 6 inch multiwafer platform. Customers in Europe, USA, China, Japan and South Korea are already using AIXTRON's SiC equipment for the production of low energy consuming, fast-switching diodes. These device applications can be found in power solutions for computer servers, flat panel TVs and solar inverters.

        Furthermore, the Company is active in supplying equipment to the power electronics market for the production of Gallium Nitride-on-Silicon ("GaN-on-Si") devices, which are expected to progressively replace many conventional Silicon power management devices over the next few years.

        AIXTRON will also continue to implement its strategy to address the large area organic semiconductor application markets with the Company's deposition technology for organic materials, OVPD® and PVPD®.

        The Company also aims to make further inroads into the research community with its PECVD technology, aimed at manufacturing Carbon Nanostructures including Carbon Nanotubes, Carbon Nanowires and Graphene.

        AIXTRON's Silicon team has developed the high throughput QXP-8300 ALD deposition tool aimed specifically at providing innovative solutions for the next-generation memory and logic device markets. AIXTRON's QXP product has been recently production qualified by a major Korean chip manufacturer and AIXTRON expects to generate significant revenues with this technology as the industry moves to and beyond the 28nm technology node.

        This outlook may vary, positively or negatively from our expectations due to the risks and opportunities described elsewhere in the Report. See "Item 3: Key Information—Risk Factors" and "Forward Looking Statements" at the beginning of the Report.

E.    Off-Balance Sheet Arrangements

        The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.     Tabular Disclosure of Contractual Obligations

        In the ordinary course of business, AIXTRON's primary contractual obligations regarding cash involve purchase commitments, operating lease commitments and capital expenditures.

        The following table summarizes contractual obligations for future cash outflows as of December 31, 2012:

(million EUR)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	10.09	3.58	3.74	2.33	0.44
Purchase commitments	33.88	33.88	0.00	0.00	0.00

Total contractual obligations	43.97	37.46	3.74	2.33	0.44

        Commitments for capital expenditures were € 437 thousand as of December 31, 2012 (December 31, 2011: € 4.2 million; December 31, 2010: € 6.5 million).

        No obligations for funding of pension plans existed as of December 31, 2012 (December 31, 2011: € 0; December 31, 2010: € 17 thousand).

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

  •
  Requirements of Section 315a of the German Commercial Code HGB.

Critical Accounting Policies and Key Sources of Estimation and Uncertainty

        The preparation of AIXTRON's Consolidated Financial Statements requires the Company to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts and related disclosures and are made in order to fairly present the Company's financial position and results of operations. The following accounting policies are significantly impacted by these estimates and judgments that AIXTRON believes are the most critical to aid in fully understanding and evaluating its reported financial results:

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

        As disclosed in Item 18 "Financial Statements—Note 3. Segment Reporting", during the years 2012 and 2011 the Company incurred expenses of € 40.9 million and € 41.6 million respectively, and in 2010 an income of € 5.9 million arising mainly from changes to past assumptions concerning excess and obsolete inventories.

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

Recently Issued Accounting Standards

        In the current year, the following new and revised standards have been adopted. Their adoption has not had any significant impact on the amounts reported in these financial statements.

  •
  IFRS 13—Fair Value Measurement

        The company has applied IFRS 13 in advance of its effective date. The standard defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements. The application of the new standard results in a change in the method of measuring the fair value of goodwill from a discounted cash flow model based on internal projections to a valuation based on the company's quoted share price, which is observable data in an active market. The standard also requires certain disclosures associated with fair values.

  •
  Amendments to IFRS 7—Financial Instruments: Disclosures

        The amendments increase the disclosure requirements for certain financial instruments.

  •
  Amendments to IAS 12—Income Taxes

        This standard applies to deferred taxes on investment properties.

        At the date of authorization of these financial statements, the following Standards and amendments to Standards, which have not been applied in these financial statements, were in issue but not yet effective and not yet adopted by the EU.

  •
  IFRS 1 (amended)

  Government Loans

  •
  IFRS 7 (amended)

  Disclosures—Offsetting Financial Assets and Financial Liabilities

  •
  Annual Improvements to IFRSs

  (2009-2011) Cycle

  •
  IFRS 9

  Financial Instruments

  •
  IFRS 10

  Consolidated Financial Statements

  •
  IFRS 10, IFRS 12 and IAS 27 (amended)

  Investment Entities

  •
  IFRS 11

  Joint Arrangements

  •
  IFRS 12

  Disclosure of Interests in Other Entities

  •
  IAS 1 (amended)

  Presentation of Items of Other Comprehensive Income

  •
  IAS 19 (revised)

  Employee Benefits

  •
  IAS 27 (revised)

  Separate Financial Statements

  •
  IAS 28 (revised)

  Investments in Associates and Joint Ventures

  •
  IAS 32 (amended)

  Offsetting Financial Assets and Financial Liabilities

  •
  IFRIC 20

  Stripping Costs in the Production Phase of a Surface Mine

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

        As of December 31, 2012 AIXTRON's Supervisory Board consisted of the following six individuals:

Name	Position	Member since	End of Term	Year of birth
Kim Schindelhauer (1)(2)(3)(4)	Chairman of the Supervisory Board	2002	AGM 2016	1953
Dr. Holger Jürgensen (1)(2)(4)	Deputy Chairman of the Supervisory Board	2002	Resigned as of January 30, 2013	1957
Prof. Dr. Wolfgang Blättchen (1)	Chairman of the Audit Committee, Independent Financial Expert (5)	1998	AGM 2016	1953
Prof. Dr. Petra Denk (2)(3)	Chair of the Technology Committee	2011	AGM 2016	1972
Karl-Hermann Kuklies		1997	Resigned as of January 30, 2013	1953
Prof. Dr. Rüdiger von Rosen (1)(3)	Chairman of the Nomination Committee	2002	AGM 2016	1943

(1)
Member of the Audit Committee

(2)
Member of the Technology Committee

(3)
Member of the Nomination Committee

(4)
Former AIXTRON Executive Board Member

(5)
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

        As of December 31, 2012, AIXTRON's Executive Board ("Management") consisted of the following three individuals:

Name	Position	First Appointment	End of Term		Date of Birth
Paul Hyland	Chairman, President and Chief Executive Officer	April 1, 2002	Will resign as of February 28, 2013		October 20, 1953
Wolfgang Breme	Executive Vice President and Chief Financial Officer	April 1, 2005	March 31, 2016	(1)	May 15, 1960
Dr. Bernd Schulte	Executive Vice President and Chief Operating Officer	April 1, 2002	March 31, 2015		August 22, 1962

(1)
Was reappointed as of December 5, 2012
  •
  Paul Hyland (Chairman of the Executive Board, President and Chief Executive Officer): Mr. Hyland has been the President and Chief Executive Officer and a member of the Executive Board of AIXTRON since April 1, 2002 but will resign as of February 28, 2013. From 2000 to 2002, prior to his appointment to the Executive Board, Mr. Hyland was Managing Director of Thomas Swan Scientific Equipment Limited, an acquired subsidiary of AIXTRON.

  •
  Wolfgang Breme (Member of the Executive Board, Executive Vice President and Chief Financial Officer): Mr. Breme has been Chief Financial Officer and Executive Vice President and a member of the Executive Board of AIXTRON since April 1, 2005. His present term will expire on March 31, 2016. Mr. Breme is also a member of the Executive Board of Deutsches Aktieninstitut e.V., Frankfurt/Main, Germany.

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

        The Executive Board's business address is Kaiserstrasse 98, 52134 Herzogenrath, Germany.

B.    Compensation

Executive Board Remuneration

        The remuneration system summarized below pursuant to Section 120(4) of the German Stock Corporation Act was approved by the Annual Shareholders' Meeting on May 18, 2010.

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

        Executive Board remuneration currently consists of three components: fixed remuneration (including benefits in kind and payments for individual private pension insurance plans), a variable bonus, and a share-based payment.

        The Executive Board employment contracts stipulate an annual income for the fixed remuneration component. The fixed remuneration component is non-performance-related and is paid out on a monthly basis (13 times a year) as a salary. Payments in kind are made, chiefly consisting of company car usage and payments for individual private pension insurance plans.

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

        In its meeting on December 5, 2012, the Supervisory Board decided to renew the contract of Wolfgang Breme, Chief Financial Officer and Executive Board member. The contract, which would expire on March 31, 2013, has been prolonged until March 31, 2016. In this context, a new compensation scheme for this and future management contracts was agreed upon. The new compensation scheme takes into account, in particular, the recommendations of the German Corporate Governance Code to apply a multi-year performance assessment. The scheme envisages the provision of variable bonuses which will be paid half through a monetary element and half in shares. That part of the variable bonus payable in shares will be deferred for three years before being granted to the Board members. The shares will be granted from treasury shares. The new compensation structure takes account of both positive and negative developments and is oriented toward a sustainable growth of the Company. The new remuneration regime will be submitted to a vote at the Annual General Meeting on May 23, 2013.

        In fiscal year 2012, the total fixed and variable remuneration of the Executive Board (including benefits in kind and pension allowance) totaled € 1,124,274 (2011: € 7,623,754; 2010: € 7,620,046). In fiscal year 2012, the Executive Board was not granted any options (2011: 0; 2010: 156,000). The division between the individual members of the Executive Board for the years 2010 to 2012 is presented in the table below.

Executive Board Member	Year	Fixed*	Variable	Total fixed and variable remuneration	Options granted	Grant date fair value of options	Total EB Remuneration
		(EUR)	(EUR)	(EUR)	(number)	(EUR)	(EUR)
Paul Hyland	2012	437,334	0	437,334	0	0	437,334
	2011	436,814	2,888,890	3,325,704	0	0	3,325,704
	2010	434,191	2,888,890	3,323,081	52,000	461,240	3,784,321
Wolfgang Breme	2012	309,413	0	309,413	0	0	309,413
	2011	309,413	1,805,555	2,114,968	0	0	2,114,968
	2010	308,968	1,805,555	2,114,523	52,000	461,240	2,575,763
Dr. Bernd Schulte	2012	377,527	0	377,527	0	0	377,527
	2011	377,527	1,805,555	2,183,082	0	0	2,183,082
	2010	376,887	1,805,555	2,182,442	52,000	461,240	2,643,682
Total	2012	1,124,274	0	1,124,274	0	0	1,124,274
	2011	1,123,754	6,500,000	7,623,754	0	0	7,623,754
	2010	1,120,046	6,500,000	7,620,046	156,000	1,383,720	9,003,766

*
Incl. benefits in kind and allowance for pensions

        As of December 31, 2012, the AIXTRON Executive Board held a total of 914,758 Company stock options to subscribe to a total of 923,516 ordinary shares of the Company (December 31, 2011: 962,516 shares; December 31, 2010: 962,516 shares). The number of shares underlying the options are set out below. The actual profits from exercising the stock options may differ significantly from the figures shown in the table.

Executive Board Member	Allocation	Outstanding	Exercisable	Option value on allocation	Exercise price	Maturity
		(shares)	(shares)	(EUR)	(EUR)
Paul Hyland	Nov 2012	0	0	0	0
	Nov 2011	0	0	0	0
	Nov 2010	52,000	0	461,240	26.60	Nov 2020
	Nov 2009	52,000	26,000	448,240	24.60	Nov 2019
	Nov 2008	52,000	39,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2004	35,000	35.000	107,800	6.17	Nov 2014
	May 2003	27,500	27,500	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	5,400	1,350	114,507	67.39	May 2015
Wolfgang Breme	Nov 2012	0	0	0	0
	Nov 2011	0	0	0	0
	Nov 2010	52,000	0	461,240	26.60	Nov 2020
	Nov 2009	52,000	26,000	448,240	24.60	Nov 2019
	Nov 2008	13,000	0	23,010	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
Dr. Bernd Schulte	Nov 2012	0	0	0	0
	Nov 2011	0	0	0	0
	Nov 2010	52,000	0	461,240	26.60	Nov 2020
	Nov 2009	52,000	26,000	448,240	24.60	Nov 2019
	Nov 2008	52,000	39,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2003	0	0	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	2,640	660	55,981	67.39	May 2015
	May 1999	2,976	2,976	35,640	18.70	May 2014
Total			923,516	579,486

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

        In fiscal year 2012, the Executive Board members exercised 39,000 options (2011: 0; 2010: 0), and 0 expired (2011: 0; 2010: 0).

        The current Executive Board members have no individual company pension benefits which would result in pension provisions being required to be made by the company. Instead, the combined Executive Board annual pension allowance (a total of € 120,000 per year in 2012, 2011 and 2010) paid by AIXTRON and included in fixed remuneration is transferred by the Executive Board members into independent insurance contracts with a benevolent fund allowance (or similar plan).

        The Company's net pension commitments to two former members of the AIXTRON Executive Board under defined benefit pension plans were outsourced to a third party pension fund in 2010. At the end of 2010, the existing pension provisions were therefore released. The non-recurring net expenditure recorded for 2010 amounted to € 926,383. There was no expenditure recorded in 2011 and 2012.

        The Executive Board members receive no loans from the Company.

Supervisory Board Remuneration

        The remuneration of the Supervisory Board is regulated by the Articles of Association of AIXTRON SE, as defined and approved by the Annual Shareholders' Meeting of May 19, 2011.

        Accordingly, the annual fixed compensation for individual members of the Supervisory Board is € 25,000. The Chairman's compensation is three times this amount and the Deputy Chairman's one and a half times the amount received by a regular member of the Supervisory Board.

        The members of the Supervisory Board also receive, in aggregate, a variable compensation of 1% of AIXTRON's balance sheet profit (Bilanzgewinn), less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman of the Supervisory Board receives 6/17 of the variable compensation, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17. The variable compensation is limited to the fourfold of the fixed compensation per Supervisory Board member. In addition, committee members receive an attendance fee of € 2,000 for attending a committee meeting, with the Chairman of the committee receiving triple this amount. The total annual attendance fee per Supervisory Board member is limited to one and a half times that individual's fixed compensation.

        In a separate resolution approved by the Annual General Meeting, the remuneration of the first Supervisory Board of AIXTRON SE was approved to reflect the above described provision for the period from January 1, 2011 to May 19, 2011 inclusive.

        In fiscal year 2012, the compensation of the Supervisory Board totaled € 302,500 (2011: € 1,024,933; 2010: € 801,000). The Supervisory Board compensation for the years 2010 to 2012 can be broken down as follows:

Supervisory Board Member	Year	Fixed	Variable	Attendance Fee	Total
		(EUR)	(EUR)	(EUR)	(EUR)
Kim Schindelhauer (1)(2)(3)(4)(5)	2012	75,000	0	18,000	93,000
(Chairman of the Supervisory Board)	2011	75,000	257,333	16,000	348,333
	2010	54,000	216,000	7,500	277,500
Dr. Holger Jürgensen (1)(2)(3)(5)(6)	2012	37,500	0	16,000	53,500
(Deputy Chairman of the Supervisory Board)	2011	37,500	128,667	16,000	182,167
	2010	27,000	108,000	9,000	144,000
Prof. Dr. Wolfgang Blättchen (1)(2)	2012	25,000	0	24,000	49,000
(Chairman of the Audit Committee)	2011	25,000	85,778	24,000	134,778
	2010	18,000	72,000	13,500	103,500
Prof. Dr. Petra Denk (3)(4)	2012	25,000	0	26,000	51,000
(Chair of the Technology Committee)	2011	15,548	53,347	23,322	92,217
(from May 19, 2011)	2010	0	0	0	0
Karl-Hermann Kuklies (6)	2012	25,000	0	0	25,000
	2011	25,000	85,778	0	110,778
	2010	18,000	72,000	0	90,000
Prof. Dr. Rüdiger von Rosen (1)(4)	2012	25,000	0	6,000	31,000
(Chairman of the 2012 Nomination Committee)	2011	25,000	85,778	0	110,778
	2010	18,000	72,000	0	90,000
Joachim Simmroß (1)	2012	0	0	0	0
(until May 19, 2011)	2011	9,452	32,431	4,000	45,883
	2010	18,000	72,000	6,000	96,000
Total	2012	212,500	0	90,000	302,500
	2011	212,500	729,111	83,322	1,024,933
	2010	153,000	612,000	36,000	801,000

(1)
Member of the Audit Committee

(2)
Member of the 2011 Nomination Committee

(3)
Member of the Technology Committee (since May 19, 2011)

(4)
Member of the 2012 Nomination Committee

(5)
Former Member of the AIXTRON Executive Board

(6)
Resigned from the Supervisory Board as of January 30, 2013

        As in previous years, there were no payments made to any Supervisory Board member for advisory services in the year 2012.

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

        The by-laws for the Supervisory Board specify that the Audit Committee is responsible, in particular, for preparing, on behalf of the Supervisory Board, proceedings and resolutions concerning accounting issues, the accounting process and the effectiveness of the internal control system, the risk management system and the internal audit system, as well as supervising the audit of the financial statements (and especially the independence of the auditors and any additional services performed by the auditors) and the handling of compliance issues. In addition, the Audit Committee is responsible for issuing the mandate to audit the annual accounts and the consolidated financial statements and to carry out any examination of interim reports of AIXTRON SE, for identifying the main focus areas of the audit and for agreeing on the fee arrangements with the auditors. The Audit Committee forwards to the Supervisory Board its recommendation on which firm should be appointed as auditor. The Chairman of the Committee regularly reports to the Supervisory Board with regard to the work performed.

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

        Set forth in the table below are the current members of the Audit Committee:

Committee	Members
Audit Committee	Prof. Dr. Wolfgang Blättchen (Chairman, independent financial expert) Dr. Holger Jürgensen (until January 30, 2013) Dipl.-Kfm. Kim Schindelhauer Prof. Dr. Rüdiger von Rosen (from February 2, 2013)

        AIXTRON does not have a Remuneration Committee that assists the Supervisory Board in establishing the structure of the remuneration system. However, the structure of the Executive Board remuneration system is regularly approved by the shareholders at the General Shareholders' Meeting.

        Since May 19, 2011, the Company has established a Technology Committee. The Technology Committee is composed of three members. It deals in particular with issues involving AIXTRON's market positioning, product planning and developments, potential technology acquisitions or other diversification issues. The Committee Chair regularly reports to the Supervisory Board on the activities of the Technology Committee. The members of the Technology Committee are currently Kim Schindelhauer and Prof. Dr. Petra Denk as Dr. Holger Jürgensen resigned from the Supervisory Board as of January 30, 2013.

        The Company has established a Nomination Committee on December 5, 2012. The Nomination Committee is composed of three members. In the event of needing to replace one of the Supervisory Board members, the Committee makes nomination proposals to the Supervisory Board plenum. On January 30, 2013 Dr. Holger Jürgensen as well as Karl-Hermann Kuklies resigned from their offices with immediate effect. The Nomination Committee is elaborating proposals for the replacement of the vacant positions that shall be proposed by the Supervisory Board on the Annual General Meeting on May 23, 2013.

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

E.    Share Ownership

Beneficial Ownership

        The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company's ordinary shares and options to acquire its equity securities as of February 28,

2013, unless otherwise specified, by (i) each of the Company's Supervisory and Executive Board members and (ii) all Supervisory and Executive Board members of AIXTRON as a group:

Name and Address(1) of Beneficial Owner	Number of Shares(2)		Percent of Class(3)	Number of Options to Acquire AIXTRON Equity Securities
Prof. Dr. Wolfgang Blättchen	0		*	0
Wolfgang Breme	0		*	224,000
Prof. Dr. Petra Denk	129		*	0
Paul Hyland	0		*	359,350
Dr. Holger Jürgensen(7)	7,650,000	(4)	7.50%	0
Karl-Hermann Kuklies(7)	3,600	(5)	*	0
Prof. Dr. Rüdiger von Rosen	1,300		*	0
Kim Schindelhauer	766,500		*	0
Dr. Bernd Schulte	0		*	331,408

All Supervisory and Executive Board members as a group	8,421,529		8.26%	914,758

*
Less than 1%.

(1)
Unless indicated otherwise the address is: c/o AIXTRON SE, Kaiserstrasse 98, 52134 Herzogenrath, Germany.

(2)
Unless indicated otherwise in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)
Applicable percentage is based on 101,975,023 shares of common stock outstanding as of February 26, 2013 (according to German GAAP rules based on the German Commercial Code HGB). Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(4)
Dr. Jürgensen, directly or indirectly, beneficially owns 7,650,000 shares through his ownership stake in CAMMA B.V. Dr. Jürgensen resigned from the Supervisory Board as of January 30, 2013

(5)
Includes 1,900 shares owned indirectly by Mr. Kuklies's wife and 1,700 shares owned by his daughter. Mr. Kuklies resigned from the Supervisory Board as of January 30, 2013

(6)
Mr. Schindelhauer, directly or indirectly, beneficially owns 766,500 shares through his ownership stake in SBG Beteiligung GmbH.

(7)
Information as of January 30, 2013.

        Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON ("Directors Dealings"). In fiscal year 2012, Supervisory Board member Mr. Kim Schindelhauer reported he had sold through his ownership stake in SBG Beteiligung GmbH a total of 133,500 shares of AIXTRON and Mr. Wolfgang Breme reported he had sold a total of 39,000 shares after exercising stock options from AIXTRON's stock option program 2007.

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

        In fiscal year 2012, 185,496 stock options (2011: 609,661; 2010: 513,014 options) were exercised, resulting in delivery of in total 185,496 ordinary shares. Under the AIXTRON stock option plan 2007, Tranche 2012, 31,000 new stock options were granted in fiscal year 2012 (2011 tranche: 14,000 grants; 2010 tranche: 779,950 grants under the stock option plan 2007 respectively). Half of those granted options (under the stock option plan 2007) may be exercised after a waiting period of not less than two years, an additional 25% may be exercised after three years and the remaining 25% of the granted options may be exercised after at least four years. The options expire 10 years after they have been granted. In accordance with the Act on the Appropriateness of Management Board Remuneration (VorstAG Gesetz zur Angemessenheit der Vorstandsvergütung), the options under the 2012 Stock Option Plan can only be exercised, at the earliest point in time, after a waiting period of four years. In addition to an absolute performance target, stock options issued to members of the Executive Board contain a relative exercise threshold with the TecDAX as a comparison parameter. The maximum term of the stock options is 10 years.

	Dec 31, 2012	Exercise	Expired/ Forfeited	Allocation	Dec 31, 2011
AIXTRON ordinary shares
stock options	3,611,098	185,496	86,570	31,000	3,852,164
underlying shares	4,274,126	185,496	91,019	31,000	4,519,641
AIXTRON ADS
stock options	6,610	0	0	0	6,610
underlying shares	6,610	0	0	0	6,610

        See Item 18 "Financial Statements—Note 23. Share-based payment" for a more detailed description of the different stock option plans and a summary of all the stock option transactions.

Item 7:    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        As of January 30, 2013, Dr. Holger Jürgensen, one of the Company's founders, directly or indirectly, beneficially owned 7,650,000 or 7.50% of AIXTRON's ordinary shares through his ownership stake in Camma B.V. For more information, refer to Item 6. E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        In its capacity as AIXTRON's depositary bank as of December 31, 2012, the Bank of New York Mellon, N. Y. held 9,156,247 ordinary shares as of December 31, 2012, represented by 9,156,247 ADSs, or 8.98% of AIXTRON's shares outstanding.

        As of December 31, 2012, the following investors had shareholdings in AIXTRON SE exceeding the 3% reporting threshold (shares held as of the reporting date, pursuant to Section 26 (1) of the German Securities Trading Act/WpHG):

        Allianz Global Investors Europe GmbH, Frankfurt am Main, Germany, 5,220,959 shares or 5.12% of AIXTRON's shares outstanding

        Baillie Gifford & Co, Edinburgh, UK, 4,973,896 shares or 4.88% of AIXTRON's shares outstanding

        Vanguard International Growth Fund, Wayne, USA, 3,377,229 shares or 3.31% of AIXTRON's shares outstanding

        Generation Investment Management LLP, London, UK, 3,089,151 shares or 3.03% of AIXTRON's shares outstanding

        To the Company's knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 3% or more of AIXTRON's outstanding shares as of February 22, 2013.

        As of December 31, 2012, AIXTRON had 154 registered ADS holders, and an estimated 6,518 beneficial holders of ADSs. As of February 20, 2013, AIXTRON had 52,607 shareholders registered in its share register of ordinary shares, and U.S. record holders held approximately 8,923,484 or 8.8% of AIXTRON's outstanding shares.

        For more information, refer to Item 6.E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        The Company's major shareholders do not have voting rights that are different from any other shareholder.

B.    Related Party Transactions

        For related party transaction information, refer to Item 6.B. "Compensation" and Item 18 "Financial Statements—Note 30. Identity of related parties". During 2012, there were no outstanding personal loans or guarantees to members of the Executive Board or the Supervisory Board.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8:    Financial Information

A.    Consolidated Financial Statements and Other Financial Idnformation

        For the Company's Consolidated Financial Statements and other financial information, refer to Item 5. "Operating and Financial Review and Prospects" and Item 18."Consolidated Financial Statements".

Export Revenues

        Revenues outside of Europe accounted for € 206.5 million or 90.63% of the AIXTRON's total revenues for the year ended December 31, 2012 (2011: € 584.6 million or 95.69%; 2010: € 752.7 million or 96.04%). Revenues from AIXTRON's Asian-based customers accounted for € 177.5 million or 77.90% of the Company's total revenues for the year ended December 31, 2012 (2011: € 547.8 million or 89.66%; 2010: € 716.9 million or 91.46%).

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

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated loss in accordance with German generally accepted accounting principles (German GAAP), based on the German Commercial Code HGB, of € -51.6 million for 2012 (2011: € 97.0 million profit; 2010: € 124.9 million profit).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that the 2012 loss should be carried forward and consequently no dividend payment should be made for 2012. For the fiscal year 2011, the Company had distributed a dividend of € 25.4 million or € 0.25 per share (€ 60.7 million or € 0.60 for 2010).

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

	XETRA/Germany closing price per ordinary share
	(EUR)
	High	Low
Annual
2008	10.39	4.76
2009	25.29	3.15
2010	28.87	18.99
2011	33.35	8.38
2012	14.45	8.71
Quarterly
2011
First quarter	33.48	27.65
Second quarter	31.40	22.70
Third quarter	24.65	11.00
Fourth quarter	11.90	8.38
2012
First quarter	14.45	10.26
Second quarter	14.01	10.61
Third quarter	12.54	9.81
Fourth quarter	10.40	8.71
Monthly
2012
July	11.76	9.81
August	12.54	10.81
September	12.10	10.28
October	10.40	9.79
November	10.21	9.26
December	9.57	8.71
2013
January	11.01	9.17
February (through February 15, 2013)	9.98	9.38

	Closing Price per ADR
	(USD)
	High	Low
Annual
2008	16.08	6.81
2009	38.24	3.88
2010	38.56	23.11
2011	44.88	11.26
2012	19.15	11.42
Quarterly
2011
First quarter	44.50	36.89
Second quarter	44.88	32.65
Third quarter	35.32	14.52
Fourth quarter	16.43	11.26
2012
First quarter	19.15	13.56
Second quarter	18.80	13.24
Third quarter	15.89	11.99
Fourth quarter	13.40	11.42
Monthly
2012
July	14.52	11.99
August	15.41	12.97
September	15.89	13.00
October	13.40	12.71
November	13.17	11.91
December	12.52	11.42
2013
January	14.55	12.11
February (through February 15, 2013)	13.85	12.86

        On February 15, 2013, the closing price in Germany per ordinary share was € 9.58.

        On February 15, 2013, the closing price per ADS on NASDAQ Global Select Market was USD 12.81.

B.    Plan of Distribution

        Not applicable

C.    Markets

        See Item 9.A. "Offer and Listing Details".

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable

F.     Expenses of the Issue

        Not applicable

Item 10:    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

Articles of Association

        This section summarizes the material provisions of AIXTRON's Articles of Association. This is only a summary and does not describe the Articles of Association in their entirety. Copies of AIXTRON's Articles of Association are publicly available from the commercial register of the local court in Aachen, Germany under the entry number HRB 16590, and an English translation of AIXTRON's Articles of Association as of May 16, 2012 is also available on the AIXTRON website and can be found in Exhibit 1.1 of this report.

Share Capital

        The Company's share capital amounts to € 101,975,023 as per January 31, 2013. It is composed of 101,975,023 no-par value registered shares.

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

        Under German law and AIXTRON's Articles of Association, AIXTRON must publish notices of shareholders meetings in the German federal gazette (Bundesanzeiger) at least one month before the last day on which the shareholders must deposit their shares for the meeting.

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

        The German Securities Trading Act (Wertpapierhandelsgesetz) provides for extensive notification requirements. It requires each person whose voting rights reach, exceed or, after exceeding, fall below the 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% voting rights thresholds in a company to notify the company and the Federal Supervisory Agency (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing within four trading days after they have reached, exceeded or fallen below that threshold. For any period in which a notice is not given, the shareholder is prevented from exercising its rights as an AIXTRON shareholder, including voting rights and dividend rights. In addition, anyone who holds, directly or indirectly, financial or other instruments that (i) grant an entitlement to acquire voting shares issued by a company whose home member state is the Federal Republic of Germany or (ii) which do not grant an enforceable right to acquire such shares, but still make such acquisition (economically) possible must, without undue delay, notify the issuer and the Federal Supervisory Agency if the thresholds mentioned above, with the exception of the 3% threshold, have been reached, exceeded or fallen below. In making the threshold calculations, positions in voting rights must be aggregated with positions in such financial instruments.

Notices, Paying Agent and Depository

        AIXTRON publishes official notices exclusively in the German federal gazette (Bundesanzeiger).

        In addition, AIXTRON will file reports and other information with the SEC.

        Deutsche Bank AG is the German Paying Agent (Zahlstelle) for the AIXTRON ordinary shares.

        There are no limitations on rights to own AIXTRON ordinary shares.

Corporate Governance

        AIXTRON's Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code was last updated in February 2013 and states that the Company has been in full compliance with the Corporate Governance Code. It is posted together with the "Declaration on Corporate Governance" in the "Investor Relations—Corporate Governance" section of AIXTRON's website at www.aixtron.com.

        AIXTRON has had a Code of Ethics procedure since 2006 for the Executive Board members and selected key managers in Finance. For more details to the Company's Code of Ethics refer to Item 16B: Code of Ethics.

        In addition, AIXTRON has issued a Compliance Code of Conduct applicable to the Company's Executive and Supervisory Boards, as well as all employees in all Company offices throughout the world and holds them accountable to conduct that is required to be conscientious and in conformity with the law. Amongst the topics addressed, this Code covers the following issues: responsibility and respect towards society and the environment, compliance with overall legal conditions, legal and ethical conduct by each individual employee, loyalty to the Company, fair and respectful treatment of fellow employees, rejection of any form of discrimination, dealing responsibly with corporate risks, acting in an environmentally aware manner, security in all operating areas, working in a professional manner, reliability and fairness in all business relationships, compliance with guidelines on giving/taking unfair advantage, dealing with insider information and the treatment of Company property. In addition, due to particular specifications set by NASDAQ, AIXTRON SE has a separate NASDAQ-Code of Conduct. The NASDAQ-Code of Conduct is

applicable to the Company's Executive Board, as well as all employees in all Company offices throughout the world and provides more details on certain ethical requirements of the behavior of AIXTRON's employees described in the Compliance Code of Conduct. A copy of each of the Compliance Code of Conduct and NASDAQ-Code of Conduct is available on the AIXTRON website www.aixtron.com under the section Investors / Corporate Governance / Code of Conduct.

        In 2010, AIXTRON first issued a Compliance Manual which applies to all members of the Company's senior management. This manual, which was updated in 2012, is the basis for the principles of the Compliance Code of Conduct and provides a detailed view on all important areas of compliance and requirements deriving therefrom, applicable to the Executive Board, the Supervisory Board and the employees. It is regularly being updated to reflect legal changes. By signing each quarter, a representation letter, the senior managers thereby confirm that within their area of responsibility all compliance requirements were respected. Furthermore, they declare that in case of an update of the Compliance Manual, they will take note of the updated version, follow and communicate its contents within their area of responsibility.

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

        In conjunction with its annual report for the year ending December 31, 2012, the Company is required to include a report from its Management relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15 in this annual report on Form 20-F.

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

  •
  Rule 5605(c)—Audit Committee. AIXTRON is exempt from certain requirements under NASDAQ Rule 5605(c) with respect to a company's Audit Committee, which require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. AIXTRON currently has an Audit Committee. Nevertheless, consistent with German law, the independent auditors are elected at the General Shareholders' Meeting, instead of being appointed by the Audit Committee. The independence of the members of AIXTRON's Supervisory Board committees is governed by the independence standards applicable to Supervisory Board members. Collectively, AIXTRON's Supervisory Board is responsible for many of the same functions as the committees required under NASDAQ Rules;

  •
  Rule 5620(c)—Quorum. AIXTRON is exempt from NASDAQ's quorum rule which requires a quorum for any meeting of the holders of common stock of at least 33 1/3% of the outstanding shares of the company's voting stock. Consistent with German law and the rules and regulations promulgated by the Frankfurt Stock Exchange, AIXTRON's Articles of Association do not provide for a quorum for General Shareholders' Meetings;

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

        AIXTRON's Supervisory Board has determined that as of December 31, 2012, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 5600 Series. In particular, AIXTRON's Supervisory Board has determined that each member of the Audit Committee is "independent" as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii).

C.    Material Contracts

        Apart from the following material contracts, all contracts AIXTRON has entered into during the course of the year 2012 were entered in the ordinary course of business.

Employment contracts of current members of the Executive Board

        The Company's employment contract with Paul Hyland, effective as of April 1, 2002 and amended as of April 24, 2009 provides for a base salary of € 390,000 per year and a bonus in accordance with the employment contract (4.0% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Hyland € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Hyland the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Hyland will resign from office effective as of February 28, 2013.

        The Company's employment contract with Wolfgang Breme, effective as of April 1, 2005 and amended as of April 24, 2009 and December 5, 2012, provides for a base salary of € 300,000 per year and a bonus in accordance with the employment contract (2.5% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income. Wolfgang Breme receives half of his variable bonus in shares of the Company, which are transferred to him after expiration of a three-year waiting period. For the purposes of a pension scheme, the Company pays Mr. Breme € 40,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Breme the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Breme's present employment contract will expire on March 31, 2016.

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

Distributions

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations", the gross amount of any distribution the Company makes of cash or property (other than certain distributions, if any, of shares distributed pro rata to all AIXTRON shareholders, including holders of ADSs) with respect to shares or ADSs, before reduction for any German taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under "—Passive Foreign Investment Company Considerations", individuals who are U.S. Holders may be taxed on any such dividends received at the lower tax rate applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year). In order to qualify for the preferential rate of taxation, certain requirements must be met, including certain holding period requirements and the absence of certain risk reduction transactions with respect to the shares or ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "—Passive Foreign Investment Company Considerations", to the extent, if any, that the amount of any distribution AIXTRON makes exceeds its current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the shares or ADSs and thereafter as capital gain. AIXTRON does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

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

        Dividends received by a U.S. Holder with respect to ordinary shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the U.S. foreign tax credit, dividends paid by AIXTRON generally will constitute "passive category income", or in the case of certain U.S. Holders, "general category income". U.S. Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

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

Sale or exchange of shares or ADSs

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations", a U.S. Holder generally will recognize gain or loss on the sale or exchange of shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder's holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

        A U.S. Holder's initial tax basis in shares or ADSs will be the US-Dollar value of the Euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an "established securities market", a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts US-Dollars to Euros and immediately uses that currency to purchase shares or ADSs, such conversion generally will not result in taxable gain or loss to such U.S. Holder. With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the US-Dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an "established securities market", a cash basis taxpayer, or, if he/she elects, an accrual basis taxpayer, will determine the US-Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Passive Foreign Investment Company Considerations

        A Non-U.S. corporation will be classified as a "passive foreign investment company", or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (i) at least 75% of its gross income is "passive income;" or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

        Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2012. AIXTRON's status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON were a PFIC, U.S. Holders generally would have additional U.S. tax filing requirements and would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

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

Backup withholding tax and information reporting requirements

        U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman to a holder of shares or ADSs, other than an "exempt recipient." A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, shares or ADSs within the United States to a holder, or by a U.S. payor or U.S. middleman, other than an "exempt recipient", if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

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

Medicare Tax

        For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder's "net investment income" (or undistributed "net investment income" in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Holder's net investment income will generally include its gross dividend income and its net gains from the disposition of the ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of this tax to your income and gains in respect of your investment in the ADSs.

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

Impact of 10% increase of EUR vs. USD exchange rate	2012	2011	2010
	(EUR thousands)
Revenues	(13,959)	(48,844)	(64,282)
Net Result	(8,767)	(13,758)	(16,205)

Impact of 10% increase of EUR vs. GBP exchange rate	2012	2011	2010
	(EUR thousands)
Revenues	0	0	(87)
Net Result	3,910	8,075	5,940

Impact of 10% decrease of EUR vs. USD exchange rate	2012	2011	2010
	(EUR thousands)
Revenues	13,959	48,844	64,282
Net Result	8,767	13,758	16,205

Impact of 10% decrease of EUR vs. GBP exchange rate	2012	2011	2010
	(EUR thousands)
Revenues	0	0	87
Net Result	(3,910)	(8,075)	(5,940)

        The sensitivity of the Company's net income to exchange rate risk is reduced, in comparison with the effect on revenue, by the use of foreign currency exchange contracts and by the "natural hedge" effect of costs incurred in those currencies.

        It is the Company's policy to generally enter into foreign exchange contracts to cover specific foreign currency receipts generally within the range of 80 to 90% of the expected exposure. The Company also generally enters into foreign exchange contracts to manage the risk associated with anticipated sales transactions, generally in the range of 15 months and generally within 50 to 60% of the exposure generated.

Interest Rate Risk

        The Company's income is subject to effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments and bank loans. During 2012, the Company received € 2.3 million (2011: € 3.4 million; 2010: € 2.8 million) of interest income.

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

        In 2012, Bank of New York Mellon granted reimbursements in the amount of USD 150,000 to AIXTRON.

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

        Based on such evaluation, AIXTRON's Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme have concluded that, as of December 31, 2012, AIXTRON's disclosure controls and procedures are effective.

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

        Based on that evaluation, Management has concluded that AIXTRON's internal control over financial reporting was effective as of December 31, 2012.

        Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on the effectiveness of AIXTRON's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

We have audited the internal control over financial reporting of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 28, 2013

Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2012 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B:    Code of Ethics

        AIXTRON has adopted a Code of Ethics that applies to the members of the Company's Executive Board and senior financial officers nominated by AIXTRON's Executive Board. All of these Executive Board members and senior financial officers have agreed to abide by this Code. The aim of the Code is to prevent misconduct and promote upright and ethical conduct, including ethical handling of conflicts of interest, the complete, fair, precise, timely and transparent disclosure of quarterly and annual reports, compliance with prevailing laws, rules and regulations, the immediate internal reporting of breaches of the Code and responsibility for compliance with the Code. AIXTRON's Code of Ethics, which is filed as an exhibit to this annual report on Form 20-F, is consistent with the requirements of the NASDAQ Stock Market. The Company has revised its Code of Ethics in 2011 and has published the updated version of the code on its website at www.aixtron.com. A copy of the Code of Ethics is available on the AIXTRON website www.aixtron.com under the section Investors / Corporate Governance / Code of Ethics.

Item 16C:    Principal Accountant Fees and Services

        Aggregate fees billed to AIXTRON for the years ended December 31, 2012 and 2011 by AIXTRON's independent principal accountant, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates are as follows:

Type of Fees	Dec 31, 2012	Dec 31, 2011
	Million EUR
Audit fees	0.73	0.75
Audit-related fees	0.04	0.07
Tax fees	0.23	0.16
All other fees	0.00	0.00

Total	0.99	0.98

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

 Audit Committee Pre-Approval Policies

        In accordance with German law, AIXTRON's independent auditors are appointed at the Annual Shareholders' Meeting based on a recommendation of the Company's Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors' independence. On May 16, 2012, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany ("Deloitte & Touche") was appointed to serve as the Company's independent auditors for the year ending December 31, 2012.

        In order to assure the integrity of independent audits, AIXTRON's Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company's independent auditors prior to the auditors' engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the SEC. In fiscal year 2012 the Audit Committee pre-approved 100% of the performance by Deloitte & Touche of the above specified audit and permitted non-audit services.

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

Item 16H:    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17:    Financial Statements

        Not applicable.

Item 18:    Financial Statements

        See pages F-1 to F-58, incorporated herein by reference.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended January 25, 2013.
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
4.5	Contract between AIXTRON and Mr. Wolfgang Breme, effective April 1, 2013. (English translation)
4.6	Contract between AIXTRON and Dr. Bernd Schulte, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.7 to Form 20-F, dated June 22, 2006, File No. 000-51196).
4.7	Amendment to contract between AIXTRON and Dr. Bernd Schulte, dated October 20, 2004. (Incorporated by reference to Exhibit 4.8 to Form 20-F, dated June 22, 2006, File No. 000-51196).
8.1	List of Subsidiaries (incorporated by reference to the list of subsidiaries set forth in this report under the caption "Item 4. Information on the Company—Organizational Structure.")
11.1	Code of Ethics, revised in 2011.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte &Touche GmbH Wirtschaftsprüfungsgesellschaft.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 28, 2013

AIXTRON SE
/s/ PAUL HYLAND
Name:	Paul Hyland
Title:	Chairman, President and Chief Executive Officer

/s/ WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

        We have audited the accompanying consolidated statements of financial position of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of other comprehensive income, consolidated statements of cash flow, and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON SE and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 28, 2013

CONSOLIDATED INCOME STATEMENT

	Notes	2012	2011	2010
		in EUR thousands
Revenues	3	227,832	610,960	783,775
Cost of sales		227,402	379,529	372,018

Gross profit		430	231,431	411,757
Selling expenses		34,830	32,138	48,935
General administration expenses		19,551	33,978	30,076
Research and development costs	4	72,862	50,410	46,126
Other operating income	5	3,121	2,394	6,659
Other operating expenses	6	8,575	4,419	17,769

Operating result		(132,267)	112,880	275,510
Finance Income		2,353	3,393	2,851
Finance Expense		29	1,306	141

Net Finance Income	8	2,324	2,087	2,710
Result before taxes		(129,943)	114,967	278,220
Taxes on income/loss	9	15,493	35,431	85,724

Profit or loss for the year		(145,436)	79,536	192,496

Thereof attributable to the owners of Aixtron SE		(145,436)	79,536	192,496
Basic earnings or loss per share (EUR)	21	(1.44)	0.79	1.93
Diluted earnings or loss per share (EUR)	21	(1.44)	0.78	1.89

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	Note	2012	2011	2010
		in EUR thousands
Profit or loss for the year		(145,436)	79,536	192,496
Losses/gains from derivative financial instruments before taxes	20	9,226	(9,032)	1,224
Deferred taxes on derivative financial instruments	14	(2,788)	2,934	(449)
Currency translation adjustment		1,512	6,930	1,454
Other comprehensive income		7,950	832	2,229

Total comprehensive income or loss for the year		(137,486)	80,368	194,725

Thereof attributable to the owners of Aixtron SE		(137,486)	80,368	194,725

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	31/12/2012	31/12/2011
		in EUR thousands
Assets
Property, plant and equipment	11	97,552	96,176
Goodwill	12	64,346	64,078
Other intangible assets	12	4,218	6,205
Other non-current assets	13	677	720
Deferred tax assets	14	5,388	28,347
Tax receivables	15	236	291

Total non-current assets		172,417	195,817

Inventories	16	125,986	184,553
Trade receivables
less allowance kEUR 1,819
(2011: kEUR 389)	17	37,291	78,630
Current tax receivables	10	7,127	8,150
Other current assets	17	7,660	14,894
Other financial assets	18	109,756	122,323
Cash and cash equivalents	19	99,734	172,892

Total current assets		387,554	581,442

Total assets		559,971	777,259

Liabilities and shareholders' equity
Fully paid capital
Number of shares: 100,896,098 (2011: 100,710,602)		100,896	100,711
Additional paid-in capital		278,952	274,816
Retained earnings		92,725	263,316
Cumulated comprehensive income and expense recognised in equity		(2,553)	(10,503)

Total shareholders' equity	20	470,020	628,340

Other non-current payables		117	217
Other non-current provisions	24	1,206	0
Deferred tax liabilities	14	123	140

Total non-current liabilities		1,446	357
Trade payables	25	9,683	20,527
Advance payments from customers		45,969	64,900
Other current provisions	24	28,204	36,558
Other current liabilities	25	3,783	20,076
Current tax payables	10	770	6,404
Deferred revenues		96	97

Total current liabilities		88,505	148,562

Total liabilities		89,951	148,919

Total liabilities and shareholders' equity		559,971	777,259

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOW

	Note	2012	2011	2010
		in EUR thousands
Cash inflow / outflow from operating activities
Profit or loss for the year		(145,436)	79,536	192,496
Reconciliation between profit or loss and cash inflow/outflow from operating activities
Expense from share-based payments		3,439	5,177	3,645
Depreciation and amortization expense		16,641	12,258	13,101
Net result from disposal of property, plant and equipment		149	49	(1)
Deferred income taxes		22,855	(8,739)	(5,053)
Other non-cash expenses		0	0	(3,669)
Change in
Inventories		59,571	(16,390)	(75,870)
Trade receivables		41,435	9,524	(37,718)
Other assets		14,943	(13,653)	(263)
Trade payables		(10,871)	(19,274)	16,425
Provisions and other liabilities		(28,743)	(2,132)	16,935
Deferred revenues		0	57	0
Non-current liabilities		(89)	(813)	(1,146)
Advance payments from customers		(19,131)	(51,945)	28,815

Cash inflow /outflow from operating activities		(45,237)	(6,345)	147,697

Cash inflow/outflow from investing activities
Cost related to acquisitions		(234)	0	0
Capital expenditures in property, plant and equipment		(15,768)	(27,184)	(48,645)
Capital expenditures in intangible assets		(715)	(2,978)	(3,245)
Proceeds from disposal of fixed assets		342	77	105
Bank deposits with a maturity of more than 90 days	18	11,934	80,537	(113,602)

Cash inflow/outflow from investing activities		(4,441)	50,452	(165,387)

Cash inflow/outflow from financing activities
Dividend paid to shareholders		(25,155)	(60,708)	(15,100)
Proceeds from issue of equity shares		883	3,179	3,502

Cash inflow/outflow from financing activities		(24,272)	(57,529)	(11,598)

Effect of changes in exchange rates on cash and cash equivalents		792	4,196	214
Net change in cash and cash equivalents		(73,158)	(9,226)	(29,074)
Cash and cash equivalents at the beginning of the period		172,892	182,118	211,192

Cash and cash equivalents at the end
of the period	19	99,734	172,892	182,118

Interest paid		(28)	(140)	(261)
Interest received		2,091	2,675	1,772
Income taxes paid		(7,440)	(54,651)	(90,344)
Income taxes received		7,199	211	86

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders' equity attributable to the owners of AIXTRON SE
Balance at January 1, 2010	99,588	260,413	(12,449)	(1,115)	67,092	413,529
Dividends to shareholders (EUR 0.15 per share)					(15,100)	(15,100)
Share based Payments		3,645				3,645
Issue of shares for options	513	2,989				3,502
Currency translation		23				23
Net Income for the year					192,496	192,496
Other comprehensive income			1,454	775		2,229
Total comprehensive income for the year	0	0	1,454	775	192,496	194,725

Balance December 31, 2010 and
January 1, 2011	100,101	267,070	(10,995)	(340)	244,488	600,324

Dividends to shareholders (EUR 0.60 per share)					(60,708)	(60,708)
Share based Payments		5,177				5,177
Issue of shares for options	610	2,569				3,179
Net Income for the year					79,536	79,536
Other comprehensive income			6,930	(6,098)		832
Total comprehensive income for the year	0	0	6,930	(6,098)	79,536	80,368

Balance December 31, 2011 and January 1, 2012	100,711	274,816	(4,065)	(6,438)	263,316	628,340

Dividends to shareholders (EUR 0.25 per share)					(25,155)	(25,155)
Share based Payments		3,438				3,438
Issue of shares for options	185	698				883
Net Loss for the year					(145,436)	(145,436)
Other comprehensive income			1,512	6,438		7,950
Total comprehensive income (Loss) for the year	0	0	1,512	6,438	(145,436)	(137,486)

Balance December 31, 2012	100,896	278,952	(2,553)	0	92,725	470,020

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

        These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board at its meeting held on February 27, 2013 for approval and publication.

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

(d)   Foreign currency

        The consolidated financial statements have been prepared in Euro (EUR). In the translation of financial statements of subsidiaries outside the Euro-Zone the local currencies are also the functional currencies of those companies. Assets and liabilities of those companies are translated to EUR at the exchange rate ruling at the balance sheet date. Revenues and expenses are translated to EUR at average exchange rates for the year or at average exchange rates for the period between their inclusion in the consolidated financial statements and the balance sheet date. Net equity is translated at historical rates. The differences arising on translation are disclosed in the Consolidated Statement of Changes in Equity.

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

  (iii)
  Government grants

  Government grants related to the acquisition or manufacture of owned assets are deducted from original cost at the date of capitalisation.

  (iv)
  Depreciation

  Depreciation is charged on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Useful lives, depreciation method and residual values of property,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

  plant and equipment are reviewed at the year-end date or more frequently if circumstances arise which are indicative of a change. The estimated useful lives are as follows:

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

  Expenditure on development comprises costs incurred with the purpose of using scientific knowledge technically and commercially. As not all criteria of IAS 38 are met AIXTRON did not capitalise such costs.

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

  (v)
  Amortisation

  Amortisation is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Goodwill has a useful life which is indefinite and is tested annually in respect of its recoverable amount. Other intangible assets are amortised from the date they are available for use. Useful lives and residual values of intangible assets are reviewed at the year-end date or more frequently if circumstances arise which are indicative of a change. The estimated useful lives are as follows:

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

    •
    held for trading or

    •
    it is designated as at FVTPL.

  Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

  (iii)
  Held to maturity investments

  Investments with fixed or determinable payments and fixed maturity dates that the Company intends to and has the ability to hold to maturity are classified as held to maturity investments. Held to maturity investments are recorded at amortised cost using the effective interest rate method less any impairment, with revenue recognised on an effective yield basis.

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

  (vi)
  Cash and cash equivalents

  Cash and cash equivalents comprise cash on hand and deposits with banks with a maturity of less than three months at inception.

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

    •
    held for trading or

    •
    it is designated as at FVTPL.

  Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

  (x)
  Other financial liabilities

  Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortised cost using the effective interest rate method, with interest expense recognised on an effective yield basis.

  (xi)
  Derivative financial instruments and hedge accounting

  The Company's activities expose it to the financial risks of changes in foreign exchange currency rates (see note 26). The Company uses foreign exchange forward contracts to hedge these exposures. The Company does not use derivative financial instruments for speculative purposes. The use of financial derivatives is governed by policies approved by the Executive Board, which provide written principles on the use of financial derivatives.

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

        Allowance for slow moving, excess and obsolete, and otherwise unsaleable inventory is recorded based primarily on either the Company's estimated forecast of product demand and production requirement or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

historical trailing twelve month usage. When the estimated future demand is less than the inventory, the Company writes down such inventories based on previous experience.

(i)    Operating Result

        Operating result is stated before finance income, finance expense and tax.

(j)    Impairment of property, plant and equipment and intangible assets

        Goodwill purchased as part of a business acquisition is tested annually for impairment, irrespective of whether there is any indication of impairment. For impairment test purposes, the goodwill is allocated to cash-generating units. Impairment losses are recognised to the extent that the carrying amount exceeds the higher of fair value less cost to sell or value in use of the cash-generating unit.

        Property, plant and equipment as well as other intangible assets are tested for impairment, where there is any indication that the asset may be impaired. The company assesses at the end of each period whether there is an indication that an asset may be impaired. Impairment losses on such assets are recognised, to the extent that the carrying amount exceeds either the fair value that would be obtainable from a sale in an arm's length transaction, or the value in use.

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

        Fair value of the installation services is determined based on the price that would be received in an orderly transaction in the principal market for such equipment at the measurement date under current market conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(t)    Recently issued accounting standards

        In the current year, the following new and revised standards have been adopted. Their adoption has not had any significant impact on the amounts reported in these financial statements.

IFRS 13—Fair Value Measurement

The company has applied IFRS 13 in advance of its effective date. The standard defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements. The application of the new standard results in a change in the method of measuring the fair value of goodwill from a discounted cash flow model based on internal projections to a valuation based on the company's quoted share price, which is observable data in an active market. The standard also requires certain disclosures associated with fair values.

Amendments to IFRS 7—Financial Instruments: Disclosures	The amendments increase the disclosure requirements for certain financial instruments.
Amendments to IAS 12—Income Taxes	This standard applies to deferred taxes on investment properties.
At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective
IFRS 1 (amended)	Government Loans
IFRS 7 (amended)	Disclosures—Offsetting Financial Assets and Financial Liabilities
Annual Improvements to IFRSs	(2009-2011) Cycle
IFRS 9	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 10, IFRS 12 and IAS 27 (amended)	Investment Entities
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IAS 1(amended)	Presentation of Items of Other Comprehensive Income
IAS 19 (revised)	Employee Benefits
IAS 27 (revised)	Separate Financial Statements
IAS 28 (revised)	Investments in Associates and Joint Ventures
IAS 32 (amended)	Offsetting Financial Assets and Financial Liabilities
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine
The company does not expect that the adoption of these standards will have a material impact on the financial statements of the Group in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.     Segment Reporting and Revenues

        IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Board, as chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

        The Executive Board regularly reviews financial information on a consolidated group basis since the various activities of the group are largely integrated from an operational perspective. In accordance with IFRS, AIXTRON has only one reportable segment.

        The company's reportable segment is based around the category of goods and services provided to the semiconductor industry.

        Revenues are recognised as disclosed in Note 2(n).

        The company values the revenue deferred for installation services, using a market based approach, based on observed transactions for all such contracts involving multiple elements where revenue has been recognised during the financial year. This is level 2 within the fair value hierarchy described in IFRS 13. The fair value of the installation services is taken as the most frequently observed (modal value) percentage of the contract price payable upon completion of the installation service. For 2012 the modal value was observed in approximately 90% of all such contracts.

        For contracts where revenue is recognised in two elements, the same method is also used to determine the fair value of products delivered, which is taken to be the most frequently observed (modal value) percentage of the contract value payable upon delivery of the equipment to the customer. This is also level 2 in the fair value hierarchy.

Segment revenues and results

	2012	2011	2010
	in EUR thousands
Equipment revenues	176,865	556,275	735,723
Spares and service	50,967	54,685	48,052

Revenue from external customers	227,832	610,960	783,775

Inventories recognized as an expense	113,083	255,357	298,872
Obsolescence expense	40,947	41,602	(5,880)
Personnel expense	81,076	76,494	69,964
Depreciation	11,165	8,960	8,732
Impairment	2,756	0	0
Amortization	2,720	3,540	4,369
Other expenses	104,566	112,439	121,621
Net foreign exchange losses	6,841	2,082	17,246
Other operating income	(3,055)	(2,394)	(6,659)

Segment profit/loss	(132,267)	112,880	275,510
Investment revenue	2,353	3,393	2,851
Finance Costs	(29)	(1,306)	(141)

Profit/loss before tax	(129,943)	114,967	278,220

        The accounting policies of the reportable segment are identical to the Group's accounting policies as described in note 2. Segment profit represents the profit earned by the segment without the allocation of investment revenue, finance costs and income tax expense. This is the measure reported to the Executive Board for the purpose of resource allocation and assessment of performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment Reporting and Revenues (Continued)

Segment assets and liabilities

	Dec 31, 2012	Dec 31, 2011
	in EUR thousands
Semi-conductor equipment segment assets	337,730	445,256
Unallocated assets	222,241	332,003

Total Group assets	559,971	777,259

	Dec 31, 2012	Dec 31, 2011
	in EUR thousands
Semi-conductor equipment segment liabilities	89,057	142,375
Unallocated liabilities	894	6,544

Total Group liabilities	89,951	148,919

        For the purpose of monitoring segment performance and allocating resources all assets other than tax assets, cash and other financial assets are treated as allocated to the reportable segment. All liabilities are allocated to the reportable segment apart from tax liabilities and post-employment benefit liabilities.

        Additions to Property, Plant and Equipment, to Goodwill and to Intangible assets, and the depreciation and amortization expenses are given in notes 11 and 12. Other non-current assets reduced by k€ 43 during 2012 (decreased by k€ 87 in 2011).

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

	2012	2011	2010
	in EUR thousands
Asia	177,490	547,782	716,872
Europe	21,352	26,322	31,066
Americas	28,990	36,856	35,837

Total	227,832	610,960	783,775

        Sales from external customers attributed to Germany, Aixtron's country of domicile, and to other countries which are of material significance are as follows:

	2012	2011	2010
	in EUR thousands
Germany	10,105	10,929	21,314
USA	28,868	35,871	35,837
Korea	29,759	57,744	125,489
China	71,611	314,900	193,768
Taiwan	47,147	157,446	376,899

        Revenues from all foreign countries outside of Germany were k€ 217,727, k€ 600,031 and k€ 762,461 for the years ended December 31, 2012, 2011 and 2010 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment Reporting and Revenues (Continued)

        Sales to one customer amounted to 11% of Group revenues in 2012. In 2011 and in 2010 there were no customers who accounted for more than 10% of Group revenues.

	Non-current assets
	Dec 31, 2012	Dec 31, 2011
	in EUR thousands
Asia	5,352	1,604
Europe excluding Germany	14,459	14,873
Germany	144,745	96,109
USA	2,237	54,594

Total Group non current assets	166,793	167,180

        Non-current assets exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

4.     Research and development

        Research and development costs, before deducting project funding received, were k€ 72,862, k€ 50,410 and k€ 46,126 for the years ended December 31, 2012, 2011 and 2010 respectively.

        After deducting project funding received and not repayable, net expenses for research and development were k€ 70,201, k€ 49,003 and k€ 42,588 for the years ended December 31, 2012, 2011 and 2010 respectively.

5.     Other operating income

	2012	2011	2010
	in EUR thousands
Research and development funding	2,661	1,407	3,538
Income from resolved contract obligations			1,800
Income from the reversal of provisions and the write-off of debts	78	92	741
Gain from the disposal of fixed assets		17	4
Compensation payments	11	2	154
Foreign exchange gains	136	367	248
Other	235	509	174

	3,121	2,394	6,659

        The total amount of exchange gains and losses (see also note 6) recognised in profit or loss was a loss of k€ (6,841), (2011 loss k€ (2,082); 2010 loss k€ (17,246)).

	2012	2011	2010
Foreign exchange gains	136	367	248
Foreign exchange losses (see note 6)	(6,977)	(2,449)	(17,494)

Net foreign exchange gains (losses)	(6,841)	(2,082)	(17,246)

Gains (losses) arising on financial instruments at FVTPL	(6,774)	(1,320)	(20,877)
Other foreign exchange gains (losses)	(67)	(762)	3,631

Net foreign exchange gains (losses)	(6,841)	(2,082)	(17,246)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.     Other operating expenses

	2012	2011	2010
	in EUR thousands
Foreign exchange losses	6,977	2,449	17,494
Losses from the disposal of fixed assets	149	66	3
Additions to allowances for receivables or write-off of receivables	1,449	101	270
Customs penalty		1,334
Other		469	2

	8,575	4,419	17,769

7.     Personnel expense

	2012	2011	2010
	in EUR thousands
Payroll	67,179	63,315	58,534
Social insurance contributions	8,732	6,777	5,767
Decrease/Increase in defined benefit plan obligations		(17)	866
Expense for defined contribution plans	1,712	1,355	1,152
Stock option expense	3,453	5,064	3,645

	81,076	76,494	69,964

8.     Net finance income

	2012	2011	2010
	in EUR thousands
Interest income from financial assets
On financial assets measured at amortised cost	2,274	3,309	2,590
Other financial assets	79	84	261

	2,353	3,393	2,851

Interest expense from financial liabilities
On financial liabilities not at fair value through profit or loss	(29)	(546)	(141)
On financial liabilities at fair value through profit or loss		(760)

	(29)	(1,306)	(141)

Net finance income	2,324	2,087	2,710

        Interest income relates to interest on cash and cash equivalents and held to maturity investments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Income tax expense/benefit

        The following table shows income tax expenses and income recognised in the consolidated income statement:

	2012	2011	2010
	in EUR thousands
Current tax expense (+)/current tax income (-)
for current year	(4,508)	40,686	90,294
adjustment for prior years	(204)	552	483

Total current tax expense/income	(4,712)	41,238	90,777

Deferred tax expense (+)/deferred tax income (-)
from temporary differences	22,868	(5,802)	(4,980)
—Income/expense from changes in local tax rate	(56)	(5)	26
from reversals and write-downs	(2,607)		(99)

Total deferred tax expense/income	20,205	(5,807)	(5,053)

Taxes on income/loss	15,493	35,431	85,724

        Income/loss before income taxes and income tax expense relate to the following regions:

	2012	2011	2010
	in EUR thousands
Income/loss before income taxes
Germany	(101,617)	56,554	225,802
Outside Germany	(28,326)	58,413	52,418

Total	(129,943)	114,967	278,220

Income tax expense
Germany	21,143	18,867	62,798
Outside Germany	(5,650)	16,564	22,926

Total	15,493	35,431	85,724

        The Company's effective tax rate is different from the German statutory tax rate of 30.54% (2011: 30.21%; 2010: 30.21%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax).

        The following table shows the reconciliation from the expected to the reported tax expense:

	2012	2011	2010
	in EUR thousands
Net result before taxes	(129,943)	114,967	278,220

Income tax expense/benefit (German tax rate)	(39,685)	34,732	84,050

Effect from differences to foreign tax rates	1,250	(1,574)	(1,074)
Non-deductible expenses	1,343	2,236	2,491
Non-consideration of tax claims from loss carryforwards	55,062
Reversal of Allowance/write-off against deferred tax assets	(2,607)	587	(133)
Effect from changes in local tax rate	(56)	(5)	26
Effect of the use of loss carryforwards	(1,482)	(1,369)
Effect of permanent differences	152	(71)	(113)
Other	1,516	895	477

Taxes on income/loss	15,493	35,431	85,724

Effective tax rate	(11.9)%	30.8%	30.8%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Current tax receivable and payable

        As of December 31, 2012 the current tax receivable and payable, arising because the amount of tax paid in the current or in prior periods was either too high or too low, are k€ 7,127 (2011: k€ 8,150) and k€ 770 (2011: k€ 6,404) respectively.

11.   Property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
	in EUR thousands
Cost
Balance at January 1, 2011	39,301	46,512	14,348	29,486	129,647
Acquisitions	1,787	5,239	3,185	16,973	27,184
Disposals	3	2,327	244	7	2,581
Transfers	102	1,330	20	(1,509)	(57)
Effect of movements in exchange rates	76	504	120	12	712

Balance at December 31, 2011	41,263	51,258	17,429	44,955	154,905

Balance at January 1, 2012	41,263	51,258	17,429	44,955	154,905
Acquisitions	2,252	7,479	1,156	4,881	15,768
Disposals	119	6,182	44	2,639	8,984
Transfers	21,403	18,584	1,838	(41,825)	0
Effect of movements in exchange rates	40	(202)	(20)	3	(179)

Balance at December 31, 2012	64,839	70,937	20,359	5,375	161,510

Depreciation and impairment losses
Balance at January 1, 2011	9,659	34,045	8,033	0	51,737
Depreciation charge for the year	1,997	5,023	1,939		8,959
Disposals		2,304	165		2,469
Transfers					0
Effect of movements in exchange rates	38	399	65		502

Balance at December 31, 2011	11,694	37,163	9,872	0	58,729

Balance at January 1, 2012	11,694	37,163	9,872	0	58,729
Depreciation charge for the year	2,239	6,436	2,489		11,164
Impairment		253		2,503	2,756
Disposals	117	5,848	24	2,503	8,492
Transfers	(50)	48	2		0
Effect of movements in exchange rates	20	(207)	(12)		(199)

Balance at December 31, 2012	13,786	37,845	12,327	0	63,958

Carrying amounts
At January 1, 2011	29,642	12,467	6,315	29,486	77,910

At December 31, 2011	29,569	14,095	7,557	44,955	96,176

At January 1, 2012	29,569	14,095	7,557	44,955	96,176

At December 31, 2012	51,053	33,092	8,032	5,375	97,552

Depreciation

        Depreciation expense amounted to k€ 11,164 for 2012 and was k€ 8,959 and k€ 8,732 for 2011 and 2010 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Property, plant and equipment (Continued)

Impairments

        In 2012 impairment charges of k€ 2,756 were made in respect of specific test equipment for discontinued products. They are reported within the line item research and development costs in the Income Statement. During 2011 and 2010 no impairment charges were necessary.

Assets under construction

        Assets under construction relates mainly to the research and development centre in Germany and to self-built systems for development laboratories.

12.   Intangible assets

	Goodwill	Other intangible assets	Total
	in EUR thousands
Cost
Balance at January 1, 2011	79,118	34,171	113,289
Acquisitions	234	2,744	2,978
Disposals		14	14
Transfers		57	57
Effect of movements in exchange rates	2,109	590	2,699

Balance at December 31, 2011	81,461	37,548	119,009

Balance at January 1, 2012	81,461	37,548	119,009
Acquisitions		715	715
Disposals			0
Transfers			0
Effect of movements in exchange rates	368	(295)	73

Balance at December 31, 2012	81,829	37,968	119,797

Amortisation and impairment losses
Balance at January 1, 2011	16,917	27,194	44,111
Amortisation charge for the year		3,540	3,540
Disposals		14	14
Effect of movements in exchange rates	466	623	1,089

Balance at December 31, 2011	17,383	31,343	48,726

Balance at January 1, 2012	17,383	31,343	48,726
Amortisation charge for the year		2,720	2,720
Disposals			0
Effect of movements in exchange rates	100	(313)	(213)

Balance at December 31, 2012	17,483	33,750	51,233

Carrying amounts
At January 1, 2011	62,201	6,977	69,178

At December 31, 2011	64,078	6,205	70,283

At January 1, 2012	64,078	6,205	70,283

At December 31, 2012	64,346	4,218	68,564

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

Amortisation and impairment expenses for other intangible assets

        Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2012		2011		2010
	Amortisation	Impairment	Amortisation	Impairment	Amortisation	Impairment
	in EUR thousands
Cost of sales	202	0	1,000	0	1,296	0
Selling expenses	5	0	255	0	1,301	0
General administration expenses	1,915	0	1,670	0	1,119	0
Research and development costs	598	0	615	0	653	0

	2,720	0	3,540	0	4,369	0

        In 2012, 2011 and 2010, no impairment losses were incurred and no reversals of impairment losses were made.

        The amortisation expected to be charged on other intangible assets in the future years is as follows:

in EUR thousands
2013	1,514
2014	1,066
2015	569
2016	403
2017	153

        The actual amortisation can differ from the expected amortization.

Impairment of goodwill

        At the end of 2012 the Group assessed the recoverable amount of goodwill and determined that no impairment loss had to be recognized (2011: k€ 0; 2010 k€ 0).

        The carrying value of goodwill was k€ 64,346 (2011 k€ 64,078; 2010 k€ 62,201).

        The addition in 2011 of k€ 234 is the final contractual payment to the former owners of Nanoinstruments Ltd and was paid in 2012.

        As at the end of 2012 the cash generating unit, to which the goodwill has been allocated, is the Aixtron Group operational segment.

        The recoverable amount of the cash-generating unit is determined through a fair value less cost to sell calculation. IFRS 13, which is mandatory from January 1, 2013, and which AIXTRON has adopted during 2012 defines fair value and sets out a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As Aixtron has only one cash generating unit (CGU), market capitalisation of Aixtron, adjusted for a control premium, has been used to determine the fair value less cost to sell of the cash generating unit. This is level 2 in the hierarchy of fair value measures set out in IFRS 13.

        Market capitalisation was not available at December 31, 2012, but as at December 28, 2012 the market capitalisation of Aixtron was € 896.0 million, based on a share price of € 8.879 and issued shares (excluding Treasury Shares) of 100,896,098.

        In an orderly selling process costs are incurred. Aixtron has used 1.5% to account for the costs to sell.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

        A control premium of 20% has been applied to adjust the market capitalization to the fair value. Market capitalisation was also adjusted for net cash and tax assets prior to comparing it to the carrying amount of the CGU. The analysis shows that the fair value less costs to sell of the CGU Aixtron exceeds its carrying amount and that Goodwill is not impaired.

	Impairment Test	Sensitivity Analysis
	Euro millions
Market capitalisation as of December 28, 2012	896.0	477.3
Costs to sell in percentage	1.50%	1.50%
Costs to sell	(13.4)	(7.2)

Market capitalisation less cost to sell	882.6	470.1

Control premium in percentage	20.00%	0.00%
Control premium	179.2	0.0

Market capitalisation and control premium less cost to sell	1,061.8	470.1
Net cash	(209.5)	(209.5)
Tax assets	(11.9)	(11.9)

Fair value less costs to sell of CGU	840.4	248.7
Carrying amount of the CGU	248.7	248.7

Surplus of fair value less cost to sell over carrying amount	591.7	0.0

Surplus of fair value less cost to sell over carrying amount as a percentage	238%	0%

        The fair value less costs to sell, which is the recoverable amount, exceeds the carrying amount of the CGU by 238%.

        A sensitivity analysis of the impairment test, in which the control premium is reduced to zero, shows that the carrying amount of the CGU would equal the recoverable amount should the market capitalisation of AIXTRON fall by 47% to Euro 477.3 million.

        At the end of 2011, the recoverable amount of the cash generating unit was determined through a fair value less cost to sell calculation which used cash flow projections based on financial budgets and forecasts approved by the Executive Board covering the period up to 2013.

  The key assumptions include:

  •
  A post tax WACC of 11.94% which is derived as at December 2011 using the capital asset pricing model.

  •
  A risk free interest rate of 2.75% based on German Government bond yields.

  •
  A market risk premium of 5%.

  •
  An additional risk premium of 1.25% to reflect the current capital market situation of historically low interest rates and high uncertainty.

  •
  An unlevered beta of 1.37.

  •
  A country risk premium of 1.09%.

  •
  A terminal growth rate of 0% has been assumed for the purposes of the calculation of the recoverable amount.

  •
  An exchange rate of USD 1.40 to € 1.

  •
  A margin, before interest and tax, of 15%.

  •
  Projections of net working capital based on expected working capital ratios. These ratios include; inventory turnover 2.2; receivables 46 DSO and payables 34 DPO.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

    The directors believe that any reasonably possible change in the key assumptions on which fair value less costs to sell is based would not cause the aggregate carrying amount to exceed the aggregate fair value less costs to sell of the cash-generating unit.

13.   Other non-current assets

        Other non-current assets totalling k€ 677 (2011: k€ 720) include mainly rent deposits for buildings.

14.   Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
	2012	2011	2012	2011	2012	2011
	in EUR thousands
Property, plant and equipment	53	19		(9)	53	10
Trade receivables	0	7,160		0	0	7,160
Inventories	1,690	13,629		0	1,690	13,629
Employee benefits	191	43		16	191	59
Currency translation	12			0	12	0
Provisions and other liabilities	(638)	(2,955)		0	(638)	(2,955)
Customer Advances		1,578		0	0	1,578
Intangible assets		5,576		0	0	5,576
Other	(16)	42	(123)	(147)	(139)	(105)
Tax losses	4,096	1,688		0	4,096	1,688
Derivative financial instruments		1,567		0	0	1,567

Deferred tax assets (+) liabilities (-)	5,388	28,347	(123)	(140)	5,265	28,207

        Deferred tax assets are recognised at the level of individual consolidated companies in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was k€ 151 (2011: k€ 142). Forecast transactions are expected to give rise to taxable profits in 2013 where the deferred tax assets have been recognised.

        Deferred taxes for tax losses in the amount of k€ 90,897 (2011: k€ 16,141) and on deductible temporary differences in the amount of k€ 20,984 (2011: k€ 886) were not recognised. Tax losses in the amount of k€ 53,302 can be used indefinitely (2011: k€ 0), k€ 7,302 expire by 2017 (2011: k€ 1,341, by 2016) and k€ 30,293 expire after 2017 (2011: k€ 14,800 after 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Deferred tax assets and liabilities (Continued)

        The following table shows the development of temporary differences during the financial year:

	Balance at January 1, 2012	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2012
	in EUR thousands
Property, plant and equipment	10	43	0	53
Trade receivables	7,160	(7,160)	0	0
Inventories	13,629	(11,932)	(7)	1,690
Employee benefits	59	138	(6)	191
Currency translation	0	(118)	130	12
Provisions and other liabilities	(2,955)	2,325	(8)	(638)
Customer Advances	1,578	(1,578)	0	0
Intangible assets	5,576	(5,576)	0	0
Other	(105)	(26)	(8)	(139)
Tax losses	1,688	2,458	(50)	4,096
Derivative financial instruments	1,567	1,221	(2,788)	0

	28,207	(20,205)	(2,737)	5,265

	Balance at January 1, 2011	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2011
	in EUR thousands
Property, plant and equipment	(95)	105	0	10
Trade receivables	7,086	74	0	7,160
Inventories	6,962	6,663	4	13,629
Employee benefits	43	11	4	58
Deferred revenues	14	(14)		0
Currency adjustment	0	75	(75)	0
Provisions and other liabilities	(2,033)	(929)	7	(2,955)
Customer advances	0	1,578	0	1,578
Intangible assets	5,576	0	0	5,576
Other	156	(267)	7	(104)
Derivative financial instruments	(695)	(673)	2,935	1,567
Tax losses carried forward	2,455	(816)	49	1,688

	19,469	5,807	2,931	28,207

15.   Long term receivable from current tax

        Long term receivables from current tax consist of a receivable from corporate tax which will be refunded over a period of five years. The amount included in long term receivables is for the amount receivable after more than one year from the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Inventories

	2012	2011
	in EUR thousands
Raw materials and supplies	49,272	80,654
Work in process	64,984	94,468
Finished goods and services completed	1,790	2,277
Inventories at customers' locations	9,940	7,154

	125,986	184,553

	2012	2011
	in EUR thousands
Write-down of inventories during the year	40,947	41,602
Inventories measured at net realisable value	8,135	0
Inventories recognised as an expense during the period	113,083	255,357
Reversals of write-downs recognised during the year	0	0
Carrying amount of inventories pledged as security for liabilities	0	0

17.   Trade receivables and other current assets

	2012	2011
	in EUR thousands
Trade receivables	39,110	79,019
Allowances for doubtful accounts	(1,819)	(389)

Trade receivables—net	37,291	78,630

Prepaid expenses	955	796
Reimbursement of research and development costs	1,553	251
Advance payments to suppliers	897	5,016
VAT recoverable	2,572	3,468
Other assets	1,683	2,598
Derivatives that are designated and effective as hedging instruments carried at fair value	0	2,765

Total other current assets	7,660	14,894

	44,951	93,524

        Additions to allowances on trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances on receivables developed as follows:

	2012	2011
	in EUR thousands
Allowance at January 1	389	382
Translation adjustments	(7)	8
Impairment losses recognised	1,593	69
Used	(29)	(22)
Impairment losses reversed	(127)	(48)

Allowance at December 31	1,819	389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Trade receivables and other current assets (Continued)

        Ageing of past due but not impaired receivables

	2012	2011
	in EUR thousands
1-90 days past due	1,971	3,041
More than 90 days past due	1,246	1,561

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

        At the balance sheet date one customer accounted for 26% of the company's net trade receivables, no other customer accounted for more than 10% of trade receivables. In 2011 two customers accounted for 26% and 23% respectively of the company's net trade receivables, no other single customer accounted for more than 10% of trade receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

        Included in the Company's trade receivable balance are debtors with a carrying amount of k€ 3,217 (2011: k€ 4,602) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality and, although the company has no collateral, the amounts are still considered recoverable.

        In determining the financial assets which may be individually impaired the Company has taken into account the likelihood of recoverability based on the past due nature of certain receivables, and our assessment of the ability of all counter-parties to perform their obligations.

18.   Other financial assets

        Other financial assets of k€ 109,756 (2011: k€ 122,323) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

        An analysis of the maturities at December 31, 2012 and 2011 is as follows:

	2012	2011
	in EUR thousands
Maturity up to 180 days	94,756	112,323
Maturity 181 days to 365 days	15,000	10,000

	109,756	122,323

19.   Cash and cash equivalents

	2012	2011
	in EUR thousands
Cash-in-hand	9	17
Bank balances	99,725	172,875

Cash and Cash equivalents	99,734	172,892

        Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

        Bank balances included k€ 0 given as security (2011: k€ 0) at December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Shareholders' Equity

Fully paid capital

	2012	2011
January 1	101,789,527	101,179,866
Exercise of employee stock options	185,496	609,661

Issued and fully paid capital at December 31, including Treasury Shares	101,975,023	101,789,527

Less: Treasury Shares	(1,078,925)	(1,078,925)

Issued and fully paid capital at December 31, under IFRS	100,896,098	100,710,602

        The share capital of the company consists of no-par value shares and was fully paid-up during 2012 and 2011. Each share represents a portion of the share capital in the amount of € 1.00.

Authorised share capital

        Authorised share capital, including issued capital, amounted to € 203,579,052 (2011: 184,107,297)

Additional paid-in capital

        Additional paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

        The Company regards its shareholders' equity as capital for the purpose of managing capital. Changes in Shareholders' equity are shown in the Consolidated Statement of Changes in Equity. The Company considers its capital resources to be adequate.

Income and expenses recognised in other comprehensive income

	Currency translation	Derivative financial instruments	Total
	in EUR thousands
Balance at December 31, 2009	(12,449)	(1,115)	(13,564)

Change in currency translation	1,454	0	1,454
Change in unrealised gains/losses before taxes	0	1,224	1,224
Deferred taxes	0	(449)	(449)

Balance at December 31, 2010	(10,995)	(340)	(11,335)

Change in currency translation	6,930		6,930
Change in unrealised gains/losses before taxes		(9,032)	(9,032)
Deferred taxes		2,934	2,934

Balance at December 31, 2011	(4,065)	(6,438)	(10,503)

Change in currency translation	1,512		1,512
Change in unrealised gains/losses before taxes		9,226	9,226
Deferred taxes		(2,788)	(2,788)

Balance at December 31, 2012	(2,553)	0	(2,553)

        The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the Euro.

        The item "derivative financial instruments" comprises the gain or loss on foreign currency hedge contracts deferred in other comprehensive income.

21.   Earnings/Loss per share

Basic earnings/loss per share

        The calculation of the basic earnings/loss per share is based on the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings/loss per share

        The calculation of the diluted earnings/loss per share is based on the weighted-average number of outstanding common shares and of common shares with a possible dilutive effect resulting from share options being exercised under the share option plan.

	2012	2011	2010
Earnings/loss per share
Net profit/loss attributable to the shareholders of AIXTRON SE in k€	(145,436)	79,536	192,496
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share	100,805,804	100,530,006	99,871,834

Basic earnings/loss per share (EUR)	(1.44)	0.79	1.93

Earnings/loss per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON SE in k€	(145,436)	79,536	192,496
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share	100,805,804	100,530,006	99,871,834
Dilutive effect of share options	0	1,304,711	1,874,632
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share (diluted)	100,805,804	101,834,717	101,746,466

Diluted earnings/loss per share (EUR)	(1.44)	0.78	1.89

        The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

Number of shares	2012	2011	2010
Share options	3,366,396	2,305,590	2,323,928

22.   Employee benefits

Defined contribution plan

        The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees' base salaries. In 2012 the expense recognised for defined contribution plans amounted to k€ 1,712 (2011: k€ 1,338, 2010: k€ 1,152). In addition to the Company's retirement benefit plans, the company is required to make contributions to state retirement benefit schemes in most of the countries in which it operates. The company is required to contribute a specified percentage of payroll costs to the retirement schemes in order to fund the benefits. The only obligation of the group is to make the required contributions.

Defined benefit plan

        The Company's net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON SE. These are final salary plans.

        In the three years ending 2012 no payments were made under these plans. The value of the obligations from pension plans is determined annually at December 31. During 2010 these obligations were contracted out to an insurance company. Following the transfer of the pension obligation to the insurance company,

22.   Employee benefits (Continued)

the guaranteed increase in pensions is 1% only. The company does not expect to have any further obligation under these schemes.

Movements in the present value of defined benefit obligations

	2012	2011	2010
	in EUR thousands
Present value of defined benefit obligations at January 1	1,024	1,048	1,064
Interest expense	54	51
Actuarial gains and losses	388	(58)
Settlement		(17)	(16)

Present value of defined benefit obligations at December 31	1,466	1,024	1,048

The amount included in the consolidated statement of financial position arising from defined benefit obligations is

	2012	2011	2010	2009	2008
	in EUR thousands
Present value of defined benefit obligations	1,466	1,024	1,048	1,064	845
Fair value of scheme assets—funded	(1,466)	(1,024)	(1,031)	0	0

Defined benefit liability—unfunded	0	0	17	1,064	845

Expense recognised in the consolidated income statement

	2012	2011	2010
	in EUR thousands
Interest expense	0	0	54
Actuarial gains and losses	0	(17)	812

	0	(17)	866

Development of plan assets

	2012	2011	2010
	in EUR thousands
at January 1	1,024	1,031	0
Contributions by the sponsoring companies	0	0	1,913
Return from plan assets	54	51	0
Actuarial gains and losses	388	(58)	(882)

	1,466	1,024	1,031

        In the 2012 income statement, the income of k€ nil (income 2011 k€ 17, expenses 2010 k€ 866) is recognised in general administration expense.

        The following table shows the principal actuarial assumptions.

	2012	2011
Biometrical calculation assumptions	Heubeck tables 2005G	Heubeck tables 2005G
Interest rate at December 31	3.30%	5.20%
Expected salary increase	0.00%	0.00%
Expected pension increase	1.00%	1.00%
Expected rate of return on plan assets	3.30%	5.20%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment

        The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

        In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. Under this plan 1,092,734 options for the purchase of 1,755,762 common shares were outstanding as of December 31, 2012.

AIXTRON stock option plan 2002

        In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. No grants were issued with a strike price less than fair market value. A total of 367,684 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2012.

AIXTRON stock option plan 2007

        In May 2007, options were authorized to purchase 3,919,374 shares of common stock. 50% of the granted options may be executed after a waiting period of not less than two years, further 25% after three years and the remaining 25% after at least four years. The options expire 10 years after they have been granted. Under the terms of the 2007 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. A total of 2,150,680 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2012.

AIXTRON stock option plan 2012

        In May 2012, options were authorized to purchase shares of common stock. The granted options may be exercised after a waiting period of not less than four years. The options expire 10 years after they have been granted. Under the terms of the 2012 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 30%. As of December 31, 2012 no options had been granted under this plan.

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

        A total of 6,610 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2012. Upon exercise of options new shares are issued from the trust (see note 20).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

Summary of Stock Option Transactions

AIXTRON share options

	2012		2011
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(EUR)		(EUR)
Balance at January 1	4,519,641	21.06	5,154,752	19.17
Granted during the year	31,000	15.75	14,000	12.55
Exercised during the year	185,496	4.79	609,661	5.21
Forfeited during the year	91,019	23.29	39,450	16.10

Outstanding at December 31	4,274,126	21.68	4,519,641	21.06

Exercisable at December 31	937,426	23.24	1,468,398	25.78

Genus share options

	2012		2011
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(USD)		(USD)
Balance at January 1	6,610	7.44	6,610	7.44
Exercised during the year
Expired during the year
Outstanding at December 31	6,610	7.44	6,610	7.44

Exercisable at December 31	6,610	7.44	6,610	7.44

AIXTRON Stock Options as of December 31, 2012

Exercise price per share (EUR)	Underlying shares represented by outstanding options	Shares represented by exercisable options	Average option life (in years)
18.70	406,824	406,824	1.5
67.39	386,808	386,808	2.5
26.93	382,900	0	3.5
7.48	579,230	0	4.5
3.10	30,150	30,150	0.5
6.17	75,884	75,884	1.5
3.83	261,650	261,650	3.5
10.09	309,300	309,300	5.0
4.17	327,480	245,610	6.0
24.60	723,050	361,525	7.0
26.60	745,850	0	8.0
12.55	14,000	0	9.0
15.75	31,000	0	10.0

	4,274,126	2,077,751

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

Genus Stock Options as of December 31, 2012

Average exercise price (USD)	Outstanding	Exercisable	Average option life (in Years)
3.55	1,000	1,000	1.9
7.20	4,590	4,590	1.3
12.35	1,020	1,020	0.9

	6,610	6,610

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

        In 2012, the personnel expenses from share-based payments, all of which were equity settled share based payments, were k€ 3,453 (2011: k€ 5,064; 2010: k€ 3,645).

        As of December 31, 2012 an amount of k€ 2,567 relating to stock options granted prior to that date had not yet been recognised as a personnel expense. This amount will be charged over the period to 2016. The expected allocation of the expense is as follows: 2013: k€ 1,819, 2014: k€ 651, 2015 k€ 95, and 2016: k€ 2

AIXTRON share options granted

	in 2012	in 2011	in 2010
Fair value on grant date	4.66 €	3.22 €	8.87 €

Price per share	12.74 €	9.95 €	23.54 €
Exercise price	15.75 €	12.55 €	26.60 €
Expected volatility	55.96%	59.03%	58.02%
Option life	10,0 years	10,0 years	10,0 years
Expected dividend payments	0.33 €	0.38 €	0.55 €
Risk-free interest rate	1.47%	2.02%	2.62%

  The expected volatility is based on historical volatility.

24.   Provisions

        Development and breakdown of provisions

	01.01.2012	Exchange rate differences	Usage	Reversal	Addition	31.12.2012	Current	Non- current
	in EUR thousands
Personnel expenses	14,407	(56)	11,466	2,015	7,374	8,244	8,244	0
Warranties	3,579	(23)	3,135	96	5,927	6,252	5,262	990
Onerous contracts	416		19	399	4,671	4,669	4,669	0
Commissions	6,538	(3)	5,543		1,178	2,170	2,170	0
Other	11,618	(92)	9,047	148	5,744	8,075	7,859	216

Total	36,558	(174)	29,210	2,658	24,894	29,410	28,204	1,206

	01.01.2011	Exchange rate differences	Usage	Reversal	Addition	31.12.2011	Current	Non- current
	in EUR thousands
Personnel expenses	14,709	194	12,448	1,272	13,224	14,407	14,407	0
Warranties	7,709	28	4,295	1,021	1,158	3,579	3,579	0
Onerous contracts	752	8	269	75		416	416	0
Commissions	9,608	(7)	6,008	73	3,018	6,538	6,538	0
Other	10,758	39	7,835	270	8,926	11,618	11,618	0

Total	43,536	262	30,855	2,711	26,326	36,558	36,558	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Provisions (Continued)

Personnel expenses

        These include mainly provisions for holiday pay, payroll and bonuses, which are financial liabilities.

Provisions for onerous contracts

        These include provisions associated with contracts where the unavoidable costs of meeting the contract obligations exceed the economic benefits expected to be received. These mainly relate to supply contracts for materials which are excess to the forecast future requirements.

Commissions

        Commissions are recorded as financial liabilities.

Other provisions

        Other provisions consist mainly of the estimated cost of services received.

        For provisions existing at both December 31, 2012 and December 31, 2011, the economic outflows resulting from the obligations that are provided for are expected to be settled within one year of the respective balance sheet datefor current provisions and within two years of the respective balance sheet date, but more than one year, for non-current provisions.

25.   Trade payables and other current liabilities

        The liabilities consist of the following:

	2012	2011
	in EUR thousands
Trade payables	9,683	20,527

Liabilities from grants	1,740	1,466
Payroll taxes and social security contributions	981	754
VAT and similar taxes	739	85
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward foreign currency contracts
Financial instruments carried at fair value through the profit or loss (FVTPL)
Foreign currency options		17,354
Other liabilities	323	417

	3,783	20,076

	13,466	40,603

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

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

        As at December 31, 2012 the group had no borrowings (2011 nil). Financial liabilities, all due within one year, of k€ 13,466 (2011 k€ 40,603) consisting of trade payables and other liabilities and are shown in Note 25, together with an analysis of their maturity.

        As at December 31, 2012 the group had k€ 99,734 cash and cash equivalents (2011 k€ 172,892) and a further k€ 109,756 of fixed deposits with banks (2011 k€ 122,323).

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

        For receivables measured at fair value, the maximum amount of the exposure to credit risk is the amount of receivables measured at fair value as disclosed in note 26. There are no credit derivatives or similar instruments which mitigate the maximum exposure to credit risk and there has been no change during the period or cumulatively in the fair value of such receivables that is attributable to changes in the credit risk.

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

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2012	2011	2012	2011
	in EUR thousands
US Dollars	(43,342)	(57,687)	72,064	119,581
GB Pounds	(2,168)	(7,242)	17,124	41,748

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

	USD Currency Effect
Increase in value of Euro by 10% k€	2012	2011
Profit or loss	1,266	5,389
Other comprehensive income	—	9,189

	USD Currency Effect
Decrease in value of Euro by 10% k€	2012	2011
Profit or loss	1,266	3,716
Other comprehensive income	—	17,869

        The effect on profit or loss of changes in currency rates may differ between increases and decreases in rates because of the asymmetrical effect of changes in valuation of option contracts.

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

Forward foreign exchange contracts

        The company enters forward foreign exchange contracts with banks from time to time to cover receipts from highly probable forecast sales denominated in US Dollars.

26.   Financial Instruments (Continued)

The following table details the forward foreign currency contracts outstanding as at the reporting date:

	Foreign Currency		Contract Amount		Fair Value
					Assets		Liabilities
	2012	2011	2012	2011	2012	2011	2012	2011
	kUSD	kUSD	k€	k€	k€	k€	k€	k€
Cash flow hedges
Optons to Sell Euros buy US Dollars
Less than 3 months	—	96,000	—	70,996	—	—	—	(3,066)
3 to 12 months	—	201,000	—	148,774	—	—	—	(6,240)
Hedges through the Profit or Loss
Options to sell US Dollars buy Euros
Less than 3 months	—	199,000	—	142,143	—	316	—	—
3 to 12 months	—	201,000	—	143,571	—	2,449	—	—
Opions to sell Euros buy US Dollars
Less than 3 months	—	103,000	—	76,223	—	—	—	(936)
3 to 12 months	—	—	—	—	—	—	—	(7,112)

Foreign currency cash flow hedges

        As of 31st December 2012, the aggregate amount of unrealised gains on forward foreign exchange contracts deferred in the hedging reserve relating to the exposure on anticipated future transactions is k€ nil (2011: k€ 6,438).

        The unrealised losses of k€ 6,438 (unrealised losses 31 December 2010: k€ 340) included in income and expenses recognised in equity as of December 31, 2011 were fully reversed and recognised in the income statement at maturity date of the contracts in the financial year. The losses actually realised in 2012 were k€ 8,531 (2011: gains k€ 6,874).

Foreign currency option contracts

        The company has no option contracts as at December 31,2012.

        The company had entered into option contracts in 2011 to hedge the exchange rate risk on US Dollar sales proceeds in 2012. The contracts are classified as at fair value through the profit and loss account.

        Unrealised losses of k€ nil (2011: k€ 5,461) on forward exchange contracts are recognised in Other Operating Expense in the Income Statement.

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

Fair values

        Cash and cash equivalents, Loans and receivables and Held to maturity investments are stated at amortised cost. At FVTPL and Hedging derivatives are classed as at fair value through profit or loss and are designated as such upon initial recognition. At FVTPL includes accrued receivables arising as the difference between the fair value of revenue (note 3) and the invoiced amounts. The fair value is level 2 in the fair value hierarchy.

        The fair values and the carrying amounts of the financial instruments shown in the balance sheet are shown in the following table. Financial assets are classified into categories.

26.   Financial Instruments (Continued)

FINANCIAL ASSETS 2012

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	in EUR thousands
Cash and cash equivalents	99,734	0	0	0	0	99,734
Fair value of derivative financial instruments	0	0	0	0	0	0
Other financial assets	0	0	109,756	0	0	109,756
Other non-current assets	0	677	0	0	0	677
Trade receivables	0	29,683	0	7,608	0	37,291

Total	99,734	30,360	109,756	7,608	0	247,458

At amortized cost	99,734	30,360	109,756			239,850
At fair value				7,608	0	7,608

FINANCIAL LIABILITIES 2012

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Other payables at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	in EUR thousands
Fair value of derivative financial instruments	0	0	0	0	0	0
Trade payables	0	0	9,683	0	0	9,683
Advance payments from customers (not in scope of IFRS 7)	0	0	45,969	0	0	45,969

Total	0	0	55,652	0	0	55,652

At amortized cost	0	0	55,652			55,652
At fair value				0	0	0

FINANCIAL ASSETS 2011

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	in EUR thousands
Cash and cash equivalents	172,892	0	0	0	0	172,892
Fair value of derivative financial instruments	0	0	0	2,765	0	2,765
Other financial assets	0	0	122,323	0	0	122,323
Other non-current assets	0	720	0	0	0	720
Trade receivables	0	78,630	0	0	0	78,630

Total	172,892	79,350	122,323	2,765	0	377,330

At amortized cost	172,892	79,350	122,323			374,565
At fair value				2,765	0	2,765

26.   Financial Instruments (Continued)

FINANCIAL LIABILITIES 2011

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Other payables at amortised cost	At FVTPL at fair value	Hedging Derivatives at fair value	Total Carrying amount and fair value
	in EUR thousands
Fair value of derivative financial instruments	0	0	0	8,047	9,307	17,354
Trade payables	0	0	20,527	0	0	20,527
Advance payments from customers (not in the scope of IFRS 7)	0	0	64,900	0	0	64,900

Total	0	0	85,427	8,047	9,307	102,781

At amortized cost	0	0	85,427			85,427
At fair value				8,047	9,307	17,354

Derivatives

        The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.. The values are derived from inputs other than quoted prices that are observable for the asset or liability either directly (as prices) or indirectly (derived from prices). This is level 2 in the hierarchy of fair value measurement techniques.

Trade receivables/payables

        For trade receivables/payables due within less than one year, measured at amortised cost, the fair value is taken to be the nominal value. All other receivables/payables, measured at amortised cost, are discounted to determine the fair value.

27.   Operating leases

Leases as lessee

        Non-cancellable operating lease rentals are payable as follows:

in EUR thousands
Not later than one year	3,583
Later than one year and not later than five years	6,077
Later than five years	440

10,100

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

        The expenses for leasing contracts were k€ 4393, k€ 4,490 and k€ 3,959 for 2012, 2011 and 2010 respectively

28.   Capital commitments

        As of December 31, 2012, the Company had entered into purchase commitments with suppliers in the amount of k€ 33,860 (2011: k€ 69,029) for purchases within the next 12 months. Commitments for capital expenditures for fixed assets are k€ 437 (2011: k€ 4,164) as of December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Executive Board Remuneration

        The Supervisory Board as a whole is responsible for establishing the structure of the remuneration system and for the total remuneration for individual members of the Executive Board. It regularly discusses and reviews remuneration for appropriateness.

        The remuneration level of the Executive Board members of AIXTRON SE is aligned with the commercial and financial situation and future prospects of the Company and the level and structure of Executive Board remuneration at comparable companies as well as the compensation structure in place in other areas of the Company. In addition, the responsibilities, experience and contribution of each individual Executive Board member, and the desire to retain them, are taken into account when calculating the remuneration.

        Executive Board remuneration currently consists of three components: fixed remuneration (including benefits in kind and payments into a private pension insurance), a variable bonus, and may include stock-based remuneration.

        The Executive Board employment contracts stipulate an annual income for the fixed remuneration component. The fixed remuneration component is non-performance-related and is paid out on a monthly basis (13 times a year) as a salary. Additional payments in kind are made, chiefly consisting of company car usage and payments for private pension insurance.

        The variable bonus scheme for the collective Executive Board (profit-sharing) is based on consolidated net income for the year and is paid from an "accrued internal bonus", defined as up to 10% of the modified consolidated net income for the year, but not to exceed € 6.5 million in total. The modified consolidated net income for the year is obtained from the Company's Consolidated Financial Statements (IFRS) certified by the auditor, less a consolidated loss carry forward figure and those amounts that are to be allocated to retained earnings in the Annual Financial Statements of AIXTRON by law or in accordance with the Articles of Association. The consolidated loss carry forward is obtained from consolidated net losses from previous years, less consolidated net income from subsequent fiscal years.

        In addition, as a variable component acting as a long-term incentive with an element of risk, the members of the Executive Board may receive a share-based payment in the form of options that are granted under AIXTRON's stock option plans. The stock option plans, including the exercise thresholds, are adopted at General Shareholders' Meetings. The number of options granted to the Executive Board is stipulated by the Supervisory Board. Further details on the outstanding stock options of the Executive Board as well as comments on the respective stock option plans are set out further in this report.

        The appropriateness of the above mentioned remuneration components, and the likelihood that they do not encourage Management to take unreasonable risks, are regularly reviewed by the Supervisory Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties (Continued)

        If the tenure of any Executive Board member ends prematurely as result of a revocation of the appointment, such member of the Executive Board will receive a severance pay in an amount equal to the fixed and variable compensation expected to be owed by the Company for the remaining term of the employment contract, however, not exceeding an amount equal to twice the annual compensation (severance cap). Any payments beyond this severance pay shall be excluded.

        If the tenure of any Executive Board member ends prematurely and the employment contract is terminated by mutual agreement, the total amount of any payments agreed to be paid by the Company to the Executive Board member as part of such an agreement may not exceed the amount of the severance pay which the Executive Board member would receive in the event of a revocation of the appointment with due regard to the severance cap.

        If any Executive Board Member terminates the employment relationship after a change of control, such member of the Executive Board will receive a severance pay in an amount equal to the fixed and variable compensation expected to be owed by the Company for the remaining term of the employment contract, however, not exceeding the severance cap, i.e. an amount equal to twice the annual compensation. Any payments beyond this severance pay shall be excluded. A change of control situation exists if a third party or a group of third parties who contractually combine their shares in order to act subsequently as a third party, directly or indirectly holds more than 50% of the Company's registered share capital.

        The Executive Board members have no individual Company pension benefits, which would result in pension provisions being required to be made by AIXTRON, and receive no loans from the Company.

        In accordance with Section 120(4) of the German Stock Corporation Act, the remuneration system was approved by the Annual General Meeting on May 18, 2010.

        In its meeting on December 5, 2012, the Supervisory Board decided to renew the contract of Wolfgang Breme, Chief Financial Officer and Executive Board member. The contract, which would have expired on March 31, 2013, has been prolonged until March 31, 2016. In this context, a new compensation scheme for this and future management contracts was decided.

        The new compensation scheme envisages that variable bonuses—which will be continued to be provided from an "accrued internal bonus" as defined above—will be paid half through a monetary element and half in shares. That part of the variable bonus payable in shares will be converted into whole numbers of shares of the Company and will be deferred until the third bank working day following the ordinary General Meeting in the third fiscal year after having been granted to the Board members. The number of the shares to be granted for the part of the variable bonus payable in shares will be determined in accordance with the closing price of the share of the Company on the third bank working day following the ordinary General Meeting which is presented with the annual financial statements of the Company and the consolidated financial statements for the fiscal year for which the bonus is granted. The shares will be granted from treasury shares.

        As a result of this new compensation scheme, the Board members will not only participate in positive, but also in negative developments of the share price which may occur during the extended waiting period of several years, and the orientation towards a sustainable growth of the Company is strengthened; therefore, the Supervisory Board has decided to incorporate corresponding provisions on compensation into future management contracts (upon conclusion or renewal). The new provisions as described will apply to the Board member Wolfgang Breme as of the effective date of his new management contract and half of his bonus will therefore be payable in shares as of April 1, 2013.

        On February 18, 2013 Mr. Martin Goetzeler was appointed as new Executive Board member of AIXTRON SE; he will take up his office on March 1, 2013. His management contract also contains provisions reflecting the new compensation scheme.

        The revised remuneration system will be submitted for approval to the General Meeting on May 23, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties (Continued)

Supervisory Board Remuneration

        Supervisory Board remuneration is governed by § 17 of AIXTRON's Articles of Association.

        Accordingly, the annual fixed compensation for individual members of the Supervisory Board is € 25,000. The Chairman's compensation is three times this amount and the Deputy Chairman's one and a half times the amount received by a regular member of the Supervisory Board.

        The members of the Supervisory Board also receive, in aggregate, a variable compensation of 1% of AIXTRON's balance sheet profit (Bilanzgewinn), less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman of the Supervisory Board receives 6/17 of the variable compensation, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17. The variable compensation is limited to the fourfold of the fixed compensation per Supervisory Board member. In addition, committee members receive an attendance fee of € 2.000 for attending a committee meeting, with the Chairman of the committee receiving triple this amount. The total annual attendance fee per Supervisory Board member is limited to one and a half times that individual's fixed compensation.

        The Supervisory Board members receive no loans from the Company.

Other

        The Company has a D&O insurance contract in place, covering the activities of members of the Executive Board and members of the Supervisory Board. Pursuant to the amended § 93, Section 2 AktG following the Act on the Appropriateness of Executive Board remuneration (VorstAG), as well as to the amended recommendation in chapter 3.8. German Corporate Governance Code, the deductible for members of the Executive Board and members of the Supervisory Board is equal to a minimum of 10% of the respective loss incurred. The deductible cannot exceed a factor of 1.5 of the respective annual fixed remuneration.

Individual Structure of Remuneration

Executive Board Remuneration

        In fiscal year 2012, the cash remuneration of the Executive Board (including benefits in kind and allowances for pensions) totaled € 1,124,274 (2011: € 7,623,754; 2010: € 7,620,046). During the past fiscal year, the Executive Board was allocated 0 options (2011: 0; 2010: 156,000). The breakdown among the individual members of the Executive Board for the years 2010 to 2012 is presented in the table below.

Executive Board member	Year	Fixed Remuneration*	Variable remuneration	Total cash remuneration	Number of options granted	Value of options at grant date	Total remuneration
		(Euros)	(Euros)	(Euros)		(Euros)	(Euros)
Paul Hyland	2012	437,334	—	437,334	—	—	437,334
	2011	436,814	2,888,890	3,325,704	—	—	3,325,704
	2010	434,191	2,888,890	3,323,081	52,000	461,240	3,784,321
(Until February 28, 2013)
Wolfgang Breme	2012	309,413	—	309,413	—	—	309,413
	2011	309,413	1,805,555	2,114,968	—	—	2,114,968
	2010	308,968	1,805,555	2,114,523	52,000	461,240	2,575,763
Dr. Bernd Schulte	2012	377,527	—	377,527	—	—	377,527
	2011	377,527	1,805,555	2,183,082	—	—	2,183,082
	2010	376,887	1,805,555	2,182,442	52,000	461,240	2,643,682

Total	2012	1,124,274	—	1,124,274	—	—	1,124,274
	2011	1,123,754	6,500,000	7,623,754	—	—	7,623,754
	2010	1,120,046	6,500,000	7,620,046	156,000	1,383,720	9,003,766

*
also includes benefits in kind and allowances for pensions

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties (Continued)

        As of December 31, 2012, the AIXTRON Executive Board held a total of 914,758 options for the purchase of 923,516 shares of the Company (December 31, 2011: 962,516 shares; December 31, 2010: 962,516 shares). The number of shares underlying the options is set out below. The actual profits from exercising the stock options may differ significantly from the figures shown in the table.

Executive Board member	Allocation date	Outstanding	Exercisable	Value of options at grant date	Exercise price	Maturity
		(number of shares)	(number of shares)	(Euros)	(Euros)
Paul Hyland	Nov 2010	52,000	—	461,240	26.60	Nov 2020
	Nov 2009	52,000	26,000	448,240	24.60	Nov 2019
	Nov 2008	52,000	39,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2003	27,500	27,500	48,950	3.10	Nov 2013
	May 2002	27,500	—	152,625	7.48	May 2017
	May 2001	5,000	—	106,500	26.93	May 2016
	May 2000	5,400	1,350	114,507	67.39	May 2015
Wolfgang Breme	Nov 2010	52,000	—	461,240	26.60	Nov 2020
	Nov 2009	52,000	26,000	448,240	24.60	Nov 2019
	Nov 2008	13,000	—	23,010	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
Dr. Bernd Schulte	Nov 2010	52,000	—	461,240	26.60	Nov 2020
	Nov 2009	52,000	26,000	448,240	24.60	Nov 2019
	Nov 2008	52,000	39,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2003	—	—	48,950	3.10	Nov 2013
	May 2002	27,500	—	152,625	7.48	May 2017
	May 2001	5,000	—	106,500	26.93	May 2016
	May 2000	2,640	660	55,981	67.39	May 2015
	May 1999	2,976	2,976	35,640	18.70	May 2014

Total		923,516	579,486

        Under IFRS 2, the "Option value at grant date" is also used as the basis for recognizing options issued after November 7, 2002 under expenses on the Income Statement. For stock options issued prior to November 7, 2002, the fair value was determined using the Black-Scholes model.

        In fiscal year 2012, Executive Board members exercised 39,000 options (2011: 0; 2010: 0); 0 options expired (2011: 0; 2010: 0).

        The current Executive Board members have no individual company pension benefits which would result in pension provisions being required to be made by the company. Instead, the Executive Board annual pension allowance (a total of € 40,000 per person in each of the years; 2012, 2011 and 2010) is paid by AIXTRON and included in the fixed remuneration, and is transferred by the Executive Board members into independent insurance contracts with a benevolent fund or similar plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties (Continued)

Supervisory Board Remuneration

        In fiscal year 2012, the remuneration of the Supervisory Board totaled € 302,500 (2011: € 1,024,933; 2010: € 801,000). For the years 2010 to 2012, Supervisory Board remuneration may be broken down as follows:

Supervisory Board member	Year	Fixed Remuneration	Variable remuneration	Attendance fees	Total remuneration
		(Euros)	(Euros)	(Euros)	(Euros)
Kim Schindelhauer(1)(2)(3)(4)	2012	75,000	—	18,000	93,000
(Chairman, Supervisory Board)	2011	75,000	257,333	16,000	348,333
	2010	54,000	216,000	7,500	277,500
Dr. Holger Jürgensen(1)(2)(4)	2012	37,500	—	16,000	53,500
(Deputy Chairman, Supervisory Board)	2011	37,500	128,667	16,000	182,167
	2010	27,000	108,000	9,000	144,000
(Until January 30, 2013)
Prof. Dr. Wolfgang Blättchen(1)	2012	25,000	—	24,000	49,000
(Chairman, Audit Committee)	2011	25,000	85,778	24,000	134,778
	2010	18,000	72,000	13,500	103,500
Prof. Dr. Petra Denk(2)(3)	2012	25,000	—	26,000	51,000
(Chair, Technology Committee)	2011	15,548	53,347	23,322	92,217
	2010	—	—	—	—
(Since May 19, 2011)
Karl-Hermann Kuklies	2012	25,000	—	—	25,000
	2011	25,000	85,778	—	110,778
	2010	18,000	72,000	—	90,000
(Until January 30, 2013)
Prof. Dr. Rüdiger von Rosen(3)	2012	25,000	—	6,000	31,000
(Chairman, Nomination Committee)	2011	25,000	85,778		110,778
	2010	18,000	72,000		90,000
Joachim Simmross(1)	2012	—	—	—	—
	2011	9,452	32,431	4,000	45,883
	2010	18,000	72,000	6,000	96,000

(Until May 19, 2011)
Total	2012	212,500	—	90,000	302,500
	2011	212,500	729,112	83,322	1,024,934
	2010	153,000	612,000	36,000	801,000

(1)
Member of the Audit Committee

(2)
Member of the Technology Committee

(3)
Member of the Nomination Committee

(4)
Former member of the Executive Board of AIXTRON AG

        In the years 2010 to 2012, there were no payments made to any Supervisory Board member for advisory services.

31.   Consolidated entities

        AIXTRON S.E. controls the following subsidiaries:

		Share of capital in %
	Country	2012	2011
AIXTRON Inc	USA	100	100
AIXTRON Ltd.	England & Wales	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
AIXTRON AB	Sweden	100	100
AIXTRON KK	Japan	100	100
AIXTRON China Ltd	P. R. China	100	100
Nanoinstruments Ltd	England & Wales	100	100
Genus trust *	USA	n.a.	n.a.

*
The shares held in the Genus trust are attributed, as beneficial owner, to AIXTRON, as control exists through the trust relationship with Aixtron SE

32.   Events after the reporting period

        There are no events which have occurred after the balance sheet date, of which the directors have knowledge, which would result in a different assessment of the Company's net assets, results of operation and financial position.

33.   Auditors' fees

        Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2012	2011
	in EUR thousands
for audit	728	748
for other confirmation services	36	70
for tax advisory services	226	157
for other services	0	7

	990	982

        Included in the total amount of fees are fees for the group auditor Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of k€ 443 for audit (2011: k€ 462), k€ 36 for other confirmation services (2011: k€ 70), k€ 89 for tax services (2011: k€ 91) and k€ nil for other services (2011: k€ nil).

34.   Employees

        Compared to last year, the average number of employees during the current year was as follows:

Employees by Function

average number for the year

	2012	2011
Sales	90	73
Research and Development	337	279
Manufacturing and Service	440	401
Administration	113	109
Employees (§ 314 HGB)	980	862
Executive board members	3	3
Apprentices	15	13
Total Employees	998	878

35.   Statement of compliance with the German Corporate Governance Code

        In 2012, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available on the Company's web site at http://www.aixtron.com/en/investors/corporate_governance/principles.

36.   Supervisory Board and Executive Board

Composition of the Supervisory Board as of December 31, 2012

  •
  Dipl.-Kfm. Kim Schindelhauer, Aachen, businessman (Chairman of the Supervisory Board since 2002)

  •
  Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman of the Supervisory Board since 2002) (Resigned January 30, 2013)

  •
  Prof. Dr. Wolfgang Blättchen, Leonberg, business consultant, Managing Director of Blättchen Advisory Group GmbH, (member of the Supervisory Board since 1998).

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  Pfisterer Holding AG, Winterbach—Chairman of the Supervisory Board

  •
  HAUBROK AG, Düsseldorf—Deputy Chairman of the Supervisory Board—

  •
  APCOA Parking AG, Stuttgart—member of the Supervisory Board—

  •
  FAS AG, Stuttgart—member of the Supervisory Board—

  •
  Mr. Karl-Hermann Kuklies, Duisburg, businessman (member of the Supervisory Board since 1997) (Resigned January 30, 2013)

  •
  Prof. Dr. Rüdiger von Rosen, Frankfurt/Main, businessman, Deutsches Aktieninstitut e.V., Frankfurt/Main—Managing Director of the Executive Board until June 30, 2012 (member of the Supervisory Board since 2002)

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  PriceWaterhouseCoopers AG, Wirtschaftsprüfungsgesellschaft, Frankfurt/Main—member of the Supervisory Board—

  •
  ICF Kursmakler AG, Frankfurt/Main—Deputy Chairman of the Supervisory Board

  •
  Prof. Dr. Petra Denk, Unterschleißheim, physicist, Professor of Energy Economics, Director of the Institute for Systems Energy Consulting, Landshut University of Applied Sciences (member of the Supervisory Board since 2011)

36.   Supervisory Board and Executive Board (Continued)

        The composition of the Company's Executive Board is:

  •
  Paul Hyland, Aachen, businessman, Chairman, President and Chief Executive Officer since 2002 (Until February 28, 2013)

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
  Membership of Supervisory Boards and controlling bodies:

  •
  Deutsches Aktieninstitut e.V., Frankfurt/Main—member of the Executive Board—

37.   Critical accounting judgments and key sources of estimation and uncertainty

        The preparation of AIXTRON's Consolidated Financial Statements requires the Company to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts and related disclosures and are made in order to fairly present the Company's financial position and results of operations. The following accounting policies are significantly impacted by these estimates and judgments that AIXTRON believes are the most critical to aid in fully understanding and evaluating its reported financial results:

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

        As disclosed in note 3, during the years 2012 and 2011 the Company incurred expenses of k€ 40,947 and k€ 41,602 respectively, and in 2010 an income of k€ 5,880 arising mainly from changes to past assumptions concerning excess and obsolete inventories. In future periods, write-downs of inventory may be necessary due to (1) reduced demand in the markets in which the Company operates, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for the Company's products. These factors could result in adjustment to the valuation of inventory in future periods, and significantly impact the Company's future operating results.

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