Form 20-F
period 2013-12-31
AIXTRON SE
filed 2014-02-25
CIK 1089496

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to or?
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

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2013: 112,613,445 ordinary shares, no par value.

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

Yes ☐    No ☒

i

ii

iii

Presentation of Information

        In this Annual Report on Form 20-F (this "report"), unless the context otherwise requires, references to "AIXTRON," "the AIXTRON Group", the "Group" or "the Company" are to AIXTRON SE and its consolidated subsidiaries. References to "Management" are to the Executive Board of AIXTRON SE. Throughout this report, whenever a reference is made to AIXTRON's website, such reference does not incorporate information from the website by reference into this report.

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

Forward-Looking Statements

        AIXTRON believes that various statements in this report may constitute forward-looking statements. You can identify these statements by forward-looking words such as "may", "will", "could", "expect", "anticipate", "contemplate", "believe", "estimate", "intends" and "continue" or similar words. You should read statements that contain these words carefully because they:

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

As of or For the Year Ended December 31,	2013 IFRS	2012 IFRS	2011 IFRS	2010 IFRS	2009 IFRS
	(thousand EUR, except share and per share data)
Consolidated Income Statement Data:
Revenues	182,863	227,832	610,960	783,775	302,857
Operating result	(95,741)	(132,267)	112,880	275,510	62,725
Profit/Loss attributable to the equity holders of AIXTRON SE (after taxes)	(101,016)	(145,436)	79,536	192,496	44,766
Basic earnings per share	(0.98)	(1.44)	0.79	1.93	0.49
Diluted earnings per share	(0.98)	(1.44)	0.78	1.89	0.48
Dividend payments(1)	0	25,155	60,708	15,100	8,181
Dividends declared per common share(1) (EUR)	0.00	0.25	0.60	0.15	0.09
Dividends declared per common share(1) (USD(2))	0.00	0.32	0.84	0.20	0.13
Consolidated Statement of Financial Position Data:
Total assets	563,193	559,971	777,259	823,432	573,094
Total liabilities	97,790	89,951	148,919	223,108	159,565
Total shareholders' equity and net assets	465,403	470,020	628,340	600,324	413,529
Fully paid capital	111,535	100,896	100,711	100,101	99,588
Other Data:
Adjusted weighted average number of shares outstanding
—basic	103,016,618	100,805,804	100,530,006	99,871,834	91,609,912
—diluted	103,016,618	100,805,804	101,834,717	101,746,466	93,015,677

(1)
Dividends paid/declared in each year relate to prior year earnings. For information regarding dividend, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Net Income AIXTRON SE—Use of Results"

(2)
Dividend amounts given in Euros have been translated for convenience only into US-Dollar amounts at the average noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes for the applicable fiscal year. Refer to "Presentation of Information."

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

Year ended December 31,	Average Rate
2013	1.3281
2012	1.2859
2011	1.3931
2010	1.3261
2009	1.3933

        The following table shows the noon buying rates for Euros in US-Dollars for the last six months.

Month ended	High	Low
February 2014 (through February 12, 2014)	1.3654	1.3507
January 2014	1.3682	1.3500
December 2013	1.3552	1.3816
November 2013	1.3357	1.3606
October 2013	1.3490	1.3810
September 2013	1.3120	1.3537
August 2013	1.3196	1.3426

        On February 12, 2014, the noon buying rate was USD 1.3592 per € 1.00.

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

        While the global economy did not face major new challenges throughout the year 2013, global growth remained slow as a result of moderate recovery in the developed economies and a significantly diminished growth dynamic in major emerging and developing countries. However, major challenges of the previous years, including the sovereign debt crisis in certain Eurozone countries as well as the fiscal cliff and public debt ceiling debates in the U.S., have not been solved yet and could flare up again. During the year 2013, there were growing concerns about when and how the Federal Reserve, the central bank of the United States, will start tightening its monetary policy. This has already led to a large increase in long-term yields and spurred the fear of significant capital outflows from emerging economies. Although the Federal Reserve has planned for a slow and cautious exit from quantitative easing, there is no guarantee that this will hold true in the future and a faster exit might impact the global economic environment. Although AIXTRON has no bank borrowings, it has cash bank deposits. AIXTRON monitors carefully the financial condition of its banking partners, but if one of AIXTRON's banking partners were to default before AIXTRON detected the problem or took appropriate measures, this could adversely impact AIXTRON's financial position. A subdued global economic development might adversely affect the business prospects of AIXTRON's customers and suppliers and thus also harm AIXTRON's business development as a capital goods producer. In addition to the potential for pricing pressure and reduced demand, AIXTRON customers might delay or cancel orders and suppliers might delay or cancel deliveries, which could adversely affect AIXTRON's ability to align its production capacity with its sales and could result in inventory write downs. These conditions might make it challenging for AIXTRON to plan and adapt, which could adversely impact AIXTRON's results of operations.

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

        The systems that AIXTRON produces are complex and require the Company to manufacture or obtain through third party sources many critical components. Many of these components are only available from a limited number of suppliers or, in some cases, a single supplier. Because of the cost of AIXTRON's systems, the Company generally aims to keep its inventories at minimum levels. AIXTRON generally does not have long-term supply agreements with many of its suppliers. Consequently, the Company could experience significant price increases and/or may not be able to obtain replacement components in a timely manner or at all. Such price increases would increase the cost of goods which could adversely affect the Company's gross margins and operating results. Because AIXTRON often does not account for a significant part of its suppliers' business, the Company may not have access to sufficient capacity from these suppliers in periods of high demand. In addition, AIXTRON risks having important suppliers terminate product lines, change business focus or even go out of business. If AIXTRON were required to change any of its suppliers, it would be required to re-qualify each new supplier. In the near term, the Company's supplier qualification processes could prevent or delay component shipments, which could in turn prevent the Company from delivering products to its customers in a timely manner. AIXTRON estimates that it could take approximately six to eighteen months to replace suppliers of certain critical components used in its systems. In addition, in connection with third-party manufacturing activities, it is possible that AIXTRON may encounter unforeseen technical complexities that it may be unable to resolve, or that the resolution of such complexities may lead to delays in the implementation of these third-party manufacturing activities.

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

        Revenues outside of Europe accounted for 86.76% of the Company's total revenues for the year ended December 31, 2013, versus 90.63% for the year ended December 31, 2012, and 95.69% of total revenues for the year ended December 31, 2011. Revenues from AIXTRON's Asian-based customers accounted for 77.54% for the year ended December 31, 2013, versus 77.90% for the year ended December 31, 2012, and 89.66% of total revenues for the year ended December 31, 2011. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's revenues will be subject to risks, including:

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

        AIXTRON has in the past and may in the future undertake acquisitions of, or significant investments in, other businesses with complementary products, services or technologies. Acquisitions, or other significant investments, involve many risks, including:

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

        There has been substantial litigation regarding patents and other intellectual property rights in the semiconductor industry. AIXTRON may become a party to patent litigation or proceedings to determine its patent rights with respect to third parties, including, potentially, its customers. Infringement proceedings may be necessary to establish which party was the first to discover certain intellectual property. AIXTRON may also become involved in patent litigation against third parties to enforce the Company's patent rights, to invalidate patents held by third parties or to defend against similar claims by others. The cost to AIXTRON of any patent litigation or similar proceeding could be substantial, and it may require significant management time. Any patent infringement litigation may also adversely affect the Company's ADS or ordinary share prices. If infringement litigation against the Company was resolved unfavorably, AIXTRON may be enjoined from providing some of its products or services, or the Company may be required to obtain a license from a third party. AIXTRON may not be able to obtain the requisite license on commercially acceptable terms, which could require the Company to cease selling systems that contain infringing technology until it can identify and implement subsystems that do not infringe on third party technology. AIXTRON may not be successful in developing non-infringing solutions and may be prevented from selling its systems, which could result in a significant reduction in the Company's revenues and a reduction in the value of its ordinary shares and ADSs.

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

Important Events

Disclosure of changes in the Executive Board

        Paul Hyland (Chairman, President and CEO) resigned from office by mutual agreement effective as of February 28, 2013. On March 1, 2013, Martin Goetzeler joined AIXTRON as Chairman, President and CEO of AIXTRON.

Disclosure of changes in the Supervisory Board

        Effective as of January 30, 2013, Dr. Holger Jürgensen (deputy chairman of the Supervisory Board) and Karl-Hermann Kuklies (ordinary member of the Supervisory Board) resigned from office. Therefore, the Supervisory Board consisted of four persons until two new members were elected, but still constituted a quorum. The Supervisory Board proposed Dr. Andreas Biagosch and Dr. Martin Komischke for election at the Annual General Meeting on May 23, 2013, following the recommendation of the Nomination Committee. The shareholders approved these proposals by a large majority.

Execution of a capital increase

        On October 23, 2013, AIXTRON announced that the Executive Board had, with the consent of the Supervisory Board, agreed to increase the Company's share capital by partially utilizing its authorized capital of up to € 10,223,133 by issuing up to 10,223,133 new no-par value shares, corresponding to approximately 10.0% of the Company's share capital, for cash. Shareholders' subscription rights were excluded. On October 24, 2013, AIXTRON announced that the 10,223,133 new shares (shares without par value) were subscribed by investors via an accelerated book building process. The placement price was € 9.90 per share. The gross proceeds for the Company from the capital increase amounted to approximately € 101 million. The proceeds from the issue will be used to further strengthen the Company's technological leadership by selectively investing in additional growth areas for the Company, including projects related to technologies for the manufacturing of Power Electronics, Organic LEDs (OLEDs) and Silicon Semiconductor applications. Additionally, the capital increase will strengthen the financial flexibility of AIXTRON by reinforcing its balance sheet and cash position.

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

        Demand for AIXTRON's products is driven by increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON's products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

        Environmental protection and the responsible use of resources are an essential part of AIXTRON's business strategy. AIXTRON underlines its strategic commitment to a responsible management and control of the Company, oriented to long-term value creation, with the planned implementation of an energy management system and is contributing to the sustained support of the various national and international climate and environmental protection initiatives by its efficient use of energy and the careful use of resources. The Company's engineers work diligently to continuously improve AIXTRON's systems, both in terms of resource conservation and environmental-friendly design and function. Moreover, AIXTRON provides targeted support to local social institutions.

        For more information regarding potential factors that could adversely affect the described Company's business activities, model and strategy going forward, refer to Item 3.D. "Key Information—Risk Factors" in this report.

Employees

        AIXTRON's success very much depends on the achievements and motivation of the Company's staff. The employees are recruited on the basis of professional and personal qualifications and experience. Apart from the direct advertising of job opportunities to attract new employees, AIXTRON regularly participates in job fairs and other career events, has local press coverage, and enjoys close collaborative relationships with universities worldwide, including locally: the RWTH Aachen University and the University of Cambridge.

        As a global Company with an international corporate culture, AIXTRON places great value on diversity and sees it also as a competitive advantage. The overall aim is to create a productive work atmosphere, to prevent social discrimination of minorities, and to cultivate equal opportunities.

        Management and leadership quality of an organization also have great impact on the success of a company. Therefore, AIXTRON targets to promote these qualities in the course of its 5-Point-Program that was introduced at the Annual General Meeting on May 23, 2013, by the newly appointed President and CEO of AIXTRON, Mr. Martin Goetzeler. The 5-Point-Program aims at restoring the Company's sustainable profitability even under difficult market conditions. A number of targeted individual projects were designed to address the following topics: 1) focus on customer benefits; 2) utilization of technology and product portfolio; 3) processes; 4) attention to clearly defined financial targets; 5) strengthening of AIXTRON's management and corporate culture. A pivotal element of this program is the increase of the Company's cost and asset efficiency.

        AIXTRON considers its labor relations to be satisfactory.

        In 2013, the total number of employees decreased by 20%, from 964 employees at the end of 2012 (2011: 978) to 776 at December 31, 2013. This was mainly attributable to the global staff reductions of approximately 20% in the course of the Company's 5-Point-Program to reduce its cost base and return to profitability. In 2012, the total number of employees decreased slightly by 1%, from 978 employees at December 31, 2011 to 964 at December 31, 2012. Due to the staff reduction program and the continuously subdued business volume the biggest absolute decrease in personnel was recorded in the Manufacturing & Service department while the biggest relative decrease was seen in the Sales department. The largest group of permanent employees continue to be employed in Manufacturing and Service positions. In 2012, the biggest individual increase in employees occurred in R&D, which grew by 5%, and the largest number of permanent employees were those in Manufacturing and Service positions.

	2013		2012		2011		Development from 2012 to 2013
Employees by Function	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Sales	66	8	88	9	85	9	(22)	(25)
Research and Development	264	34	333	35	318	32	(69)	(21)
Manufacturing and Service	338	44	427	44	450	46	(89)	(21)
Administration	108	14	116	12	125	13	(8)	(7)

Total	776	100	964	100	978	100	(188)	(20)

        As of December 31, 2013, the majority of AIXTRON's worldwide permanent employees were based in Europe. However, this region was also most affected by the global staff reductions. As of December 31, 2012, the majority of AIXTRON's worldwide permanent employees were based in Europe. The decrease of the US headcount by 15% or 21 employees in 2012 was mainly due to cost reduction measures having been applied.

	2013		2012		2011		2012 to - 2013
Employees by Region	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Asia	168	22	188	20	181	19	(20)	(11)
Europe	491	63	660	68	660	67	(169)	(26)
USA	117	15	116	12	137	14	1	1

Total	776	100	964	100	978	100	(188)	(20)

Technology, Products and Services

        AIXTRON's product range includes systems capable of depositing material films on a diverse range of different substrate sizes and materials.

        The deposition process technologies include Metal-Organic Chemical Vapor Deposition ("MOCVD") for the deposition of compound materials as for the production of LEDs, power electronics or processors as well as thin film deposition of organic materials. These include Polymer Vapor Phase Deposition ("PVPD™") and Organic Vapor Phase Deposition ("OVPD®"), especially for large area deposition, for Organic Light Emitting Diodes ("OLED") applications. Plasma Enhanced Chemical Vapor Phase Deposition ("PECVD") is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

        For silicon semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition ("CVD") and Atomic Layer Deposition ("ALD").

        The following table summarizes the products and technologies AIXTRON offers to its customers for use in specific applications and devices:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD
	CVD	PVPD™	ALD
PECVD
Products	Planetary Reactor®	OEC-200 (Cluster Environment for R&D Platform)	Lynx CVD
	Close Coupled Showerhead®	OVPD-200 (OVPD system for OEC-200 cluster platform)	QXP-8300
	Nano CVD Reactors BM Series	PRODOS-200 (PVPD system for OEC-200 cluster platform)
OVPD Production Systems (Gen2 and larger)
PRODOS Production Systems (Gen2 and larger)
Potential Applications/Devices	LEDs	OLEDs for displays	Metal and Oxide films for CMOS gate stacks
	Optoelectronics (photo diodes, lasers, modulators for telecom/datacom)	OLEDs for solid state lighting	Metal and Oxide films for capacitor structures in DRAMs, NAND and PCRAMs
	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells
	High-Frequency devices (such as Hetero Bipolar Transistors and High Electron Mobility Transistors) for wireless datacom	Electronic semiconductor structures, e.g. for flexible displays
	Silicon Carbide (SiC) based High Power Devices	Functional polymer layers
	Gallium Nitride (GaN) based power devices	Dielectric or passivating polymer films
Solar cells
Carbon Nanostructures for electronic, display & heat sink applications
Graphene structures for electronic applications

        AIXTRON also offers a comprehensive range of peripheral equipment and services. Additionally, the Company offers its customers training, consulting and support services.

        AIXTRON is constantly working on the improvement of existing technologies and products. In the course of the last three years, AIXTRON has introduced several new system generations and technologies, such as the QXP-8300 silicon semiconductor technology, the G5 planetary reactor® platform family, including its latest member, the G5+, the CRIUS® II-XL Close Coupled Showerhead® reactor technology and the PRODOS line of PVPD™ systems in the organic semiconductor material space.

Research and Development

        In addition to the state-of-the-art R&D center at its headquarters in Herzogenrath, AIXTRON also operates R&D laboratories in Aachen (Germany), in Cambridge (United Kingdom) and in Sunnyvale (United States). These in-house research laboratories are equipped with the latest version of AIXTRON systems and are used to research and develop new equipment, materials and processes for the production of semiconductor structures.

        As the Company's R&D capability remains a factor of key strategic significance, AIXTRON is committed to investing continuously in research and development projects to not only further pursue the Company's leading technology position in MOCVD equipment but also to penetrate growth markets in the fields of power electronics, organic semiconductors and next generation memory and process applications. A thorough analysis of AIXTRON's technology fields confirmed the Management's view on targeted future opportunities and the R&D investments in these fields, and further technology areas with great market potential have been identified. R&D expenditures are monitored closely and are being made specifically in the defined growth areas. Moreover, a newly developed product development process is being successfully implemented in all new development projects, leading to more controlled and defined development processes. The Company's R&D program comprised a team of on average 297 dedicated and highly skilled R&D employees in 2013 (2012: 337; 2011: 279).

        In 2013, R&D expenditures were reduced significantly to € 57.2 million (2012: € 72.9 million; 2011: € 50.4 million), reflecting efficiency gains and a more focused R&D approach. Such R&D activities serve to further pursue the technological leadership in MOCVD systems and to secure leading positions in other forward-looking technologies.

        In 2012, R&D expenses were up by 45% reflecting AIXTRON's continued high level of commitment to strategic investments in research and development.

        For more information regarding R&D expenses from fiscal year 2011 through 2013, refer to Item 5.A "Operating Results—Development of Results—Operating Costs" in this report.

        Underlining the commitment to remain a recognized technology and market leading Company, R&D activities in 2013 included continual improvement programs for AIXTRON's existing products and markets, i.e. the delivery of more process capabilities, factory integration, increased automation and the development of new system architectures, all of which are targeted at enabling customers, who are faced with increasing margin pressure, to achieve improvements in throughput efficiencies and total cost of ownership.

        Specific examples for AIXTRON's research and development activities that are targeted to develop new technology and market opportunities outside of the LED industry include a number of new publicly funded research projects launched in 2013. In all of these projects, AIXTRON acts as the industry partner responsible for deposition technology. In the "Graphene–FET flagship" project, for example, a graphene deposition technology is being developed for numerous future applications, such as in wireless communications, display technology, sensors, and for energy saving. The "SMARTONICS" project targets the future market for organic electronics (e.g. for OLEDs, sensors). In the "MoWSeS" project, new 2D nanostructures/materials are being developed and could be put to future use in transistor technology.

Intellectual Property

        AIXTRON aims to secure its technology by patenting and protecting inventions and know-how, provided it is strategically expedient and possible for the Company to do so. As of December 31, 2013, 198 patent-protected inventions were in use, of which 24 were registered in the reporting period. Patent protection for these inventions applies in those sales markets relevant for AIXTRON, specifically in Europe, China, Japan, South Korea, Taiwan and the United States. These patents are maintained and renewed annually and will expire between 2014 and 2033. As of December 31, 2012, 157 patent-protected inventions were in use, of which 14 were registered in the reporting period.

        AIXTRON also has exclusive and non-exclusive licenses to patents owned by others covering certain AIXTRON's products, as well as SAP Software licenses.

        AIXTRON is the licensee of certain patents owned by Centre National de la Recherche Scientifique and Universal Display Corporation which are important to the Company's operations in the fields of deposition technologies. Under the terms of those licenses, AIXTRON sells epitaxial reactors that manage the layering of materials, produced by thin film deposition processes that enable the high precision liquid injection, evaporation and gas phase deposition of metal organic materials required to produce photoelectric and electronic devices. Similar principles are employed in the design of Organic Vapor Phase Deposition equipment for use in the manufacture of organic light emitting devices. Management finds it impractical to quantify the portion of revenues attributable to products that incorporate the technology governed by these agreements because all product sales can be aggregated into one group based upon the common technology.

Manufacturing

        The AIXTRON Manufacturing operation is principally involved in the final assembly stage of production, including equipment configuration and tuning as well as the final inspection. The Company purchases all of the components and most of the assemblies required to manufacture the equipment from third-party contractors and suppliers. AIXTRON's contractors and suppliers are carefully selected and qualified to be able to source, supply and/or partially assemble and test individual equipment parts and sub-assemblies. For strategic reasons, there are typically several suppliers for each AIXTRON equipment component/assembly. However, AIXTRON single sources some key components for its systems and is therefore dependent on contracts with the specific supplier of such components. AIXTRON's own staff manages the whole manufacturing process and in conjunction with external contractors executes the final manufacturing steps as described above.

        In 1994, AIXTRON was awarded the international quality management standard certification DIN EN ISO 9001. In 2003, the process-oriented management system was successfully certified in accordance with worldwide quality standard DIN EN ISO 9001:2000. In October 2009, this certification was upgraded to DIN EN ISO 9001:2008.

        The Company complies with all national and international standards and procedures for the equipment industry that are applicable to AIXTRON products. The "CE" label qualification confirms the conformity of AIXTRON products with the applicable European directives and standards. Moreover, the "UL" standard for admission of AIXTRON products to the US market and the recommended requirements of the SEMI organization are also complied with. When developing new AIXTRON equipment and upgrades, amongst others the international "Restriction of Hazardous Substances Directive, RoHS" is strictly adhered to, as are the internal compliance requirements to meet these specific national and international rules and standards. The certifications from several independent institutions, such as "TÜV" and "ETL" also confirm compliance of AIXTRON's products with national and international requirements and specifications.

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

        AIXTRON's own Sales and Service Organization provides a full range of customer services, from the initial support of the customized development of an AIXTRON system, through to the final installation and the ongoing customer training as well as the operational support of its systems.

Customers and Principal Markets

        Amongst others, AIXTRON's semiconductor device customers are engaged in the manufacturing of LEDs, integrated circuits, wireless devices, power electronics, optoelectronics, logic and data storage components. Some of these customers are vertically integrated device manufacturers who serve the entire value chain down to the end consumer. Others are independent component suppliers who deliver chips and components produced on AIXTRON equipment to the next link in the value chain, namely, the electronic device manufacturers. The Company's customers also include research centers and universities. Most of the world's leading electronic device manufacturers produce in Asia and consequently, the majority of AIXTRON sales continue to be delivered into this region.

        One AIXTRON customer represented 14% of total revenues in 2013.

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Seasonality

        AIXTRON's business is currently not materially affected by seasonality.

Competitive Positioning

        AIXTRON's main competitor in MOCVD applications is still Veeco Instruments Inc. (USA) ("Veeco") with part of its "LED & Solar" business segment. AIXTRON also competes with a number of Asian manufacturers including Taiyo Nippon Sanso (Japan), amongst others. As a consequence of the rising LED end-market expectations and positive prospects for MOCVD equipment demand, there is evidence that equipment companies from adjacent industries continue to attempt to qualify their own MOCVD tools with customers. For example, Jusung Engineering Co. Ltd. (South Korea), Nuflare Technology Inc. (Japan) and Valence Process Equipment (USA) are known to have been active in the development of in-house equipment solutions for the production of LEDs. Some local Chinese companies are also working on the development and production of MOCVD equipment, supported by respective government initiatives.

        Based on the latest published market share research by Gartner Dataquest (April 2013), it was estimated that the share of the worldwide MOCVD equipment market (estimated 2012 total market value: USD 446 million) held by AIXTRON in 2012 was around 45%. In the same report, the Company's strongest competitor in terms of sales, Veeco Instruments Inc., had an estimated market share of approximately 52%. Viewed in the mid to long term, AIXTRON continues to target a market leading position in the global MOCVD market. In a more recent report (December 2013) Gartner Dataquest anticipated that the total value of the 2013 MOCVD equipment market would decrease to approximately USD 314 million with AIXTRON and Veeco remaining to be the main players in this market.

        For emerging Organic Semiconductor applications, AIXTRON competes with established manufacturers such as Ulvac, Inc. (Japan), Tokki Corporation (Japan), SNU Precision (South Korea), Sunic System (South Korea) and a number of other smaller companies. While these competitors use established vacuum thermal evaporation ("VTE") technology or polymer technology to produce organic light emitting diodes (OLEDs), AIXTRON offers OLED manufacturers its own highly innovative organic vapor phase deposition (OVPD®) and PVPD™ (polymer vapor phase deposition) large area deposition technologies. In AIXTRON's opinion, due to a perceived superior process technology and the potential for reducing OLED manufacturing costs, these technologies have the potential to compete successfully with VTE and polymer technologies, especially in the field of large area displays. AIXTRON is well positioned as a potential deposition system supplier for next generation OLEDs and large area deposition applications that are anticipated to be used in displays as well as future potential lighting, solar cell, and other electronic OLED applications.

        As AIXTRON's system technology and customer applications are still in the market entry phase, Organic Semiconductor market share information is neither available nor meaningful at this point in time.

        For CVD and ALD applications, AIXTRON competes with a variety of other equipment companies, including Applied Materials, Inc. (USA), Tokyo Electron Ltd. (Japan), ASM International N.V. (Netherlands), IPS Technology (South Korea), Jusung Engineering Co. Ltd. (South Korea), and Hitachi Kokusai Electric Co. Inc. (Japan). Applied Materials, Inc. (USA) and Tokyo Electron Ltd. (Japan) have signed an agreement to merge. With the Company's currently available silicon semiconductor manufacturing technologies, AIXTRON is potentially well positioned to offer advanced films for 28nm node and below for memory and logic integrated circuits (ICs). These technologies enable extremely high precision in depositing very thin material layers and facilitate the consistent coating of complex three-dimensional microelectronic device structures. Moreover, they offer the semiconductor industry new material deposition possibilities for the next generation of semiconductor devices, and, in AIXTRON's opinion, present high development potential for the future.

        The specific market niche to be addressed by AIXTRON's system technologies for the production of specialized applications such as gate stacks and capacitors was estimated by Gartner Dataquest in December 2013 to be valued at USD 247 million for 2013. For memory device production systems of the 28nm node and below, AIXTRON still experienced relatively low order intake and revenue levels during 2013. AIXTRON's market share in this area is therefore still not considered meaningful at this point in time. For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

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

        In the "Finance" control area, the Executive Board uses a range of internal and external key performance indicators to monitor the progress of key research and development projects, with particular focus on: order intake, total sales, contribution margins, net result data and cash flow. The objective of these controls is to ensure that profitable revenue growth is matched with cost and asset efficiency to achieve sustainable value generation.

        In the "Technology Development" control area, the Executive Board uses a range of internal and external key performance indicators to evaluate the progress and success of internal projects. The Management regularly reviews compliance with project plans and pre-defined targets such as timelines, cost and margin targets. Following the release of new products for example, the Management monitors closely the development of sales revenues and margin profiles. The objective of this review process is to ensure that ongoing projects retain the necessary level of technological and commercial competitiveness throughout the life of the product.

Government Regulation

        Due to the nature of AIXTRON's products, the shipment of some products to customers in certain countries requires the Company to obtain an export license from statutory authorities in Germany, the UK and the US, including, for example, the Bundesamt für Wirtschaft und Ausfuhrkontrolle ("BAFA") in Germany, the Department for Business, Innovation and Skills in the UK as well as the Department of State and the Department of Commerce in the US.

        Research and development activities, as well as the manufacturing and demonstration of the Company's products involve the use of potentially harmful chemical and hazardous materials and radioactive compounds and as a result, AIXTRON is subject to stringent environmental and safety regulations in connection with its business operations.

        Because AIXTRON's securities are publicly traded in the US, the Company is also subject to the rules and regulations promulgated by the SEC, including those defined under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act of 2010. In addition, AIXTRON is subject to other regulations, for example the provisions of the US Foreign Corrupt Practices Act and the UK Bribery Act relating to the maintenance of books and records and anti-bribery controls.

C.    Organizational Structure

        The table below shows a list of the AIXTRON subsidiaries as of December 31, 2013:

Name	Jurisdiction of Incorporation	Ownership Interest
AIXTRON Ltd.	England and Wales	100%
AIXTRON AB	Sweden	100%
AIXTRON China Ltd.	China	100%
AIXTRON Korea Co. Ltd.	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.	USA	100%
Nanoinstruments Ltd	England & Wales	100%
Genus Trust*	USA	n.a.

*
The shares in the Genus Trust are attributed to AIXTRON as the beneficial owner, as control exists due to the trust relationship with AIXTRON SE

D.    Property, Plant and Equipment

        The Company has its registered office in Herzogenrath, Germany, and had a total of 15 facilities worldwide owned or rented as of December 31, 2013:

Facility location	Use	Approx. size	Lease expiry
		(m2)
Herzogenrath, Germany (owned)	Headquarters, Manufacturing, Service, Engineering	12,457	—
Herzogenrath, Germany (owned)	Research & Development, Manufacturing, Engineering	16,000	—
Aachen, Germany (leased)	Research & Development	200	2/28/2016
Cambridge, UK (leased)	Manufacturing, Engineering, Research & Development	2,180	9/13/2019
Cambridge, UK (leased)	Sales, Service, Engineering	1,386	6/27/2020
Lund, Sweden (leased)	Engineering, Service	449	12/31/2014
Sunnyvale, CA, USA (leased)	Manufacturing, Sales, Service, Engineering, Research & Development	9,338	10/31/2017
Seoul, South Korea (leased)	Sales, Service	1,032	12/31/2015
Shanghai, China (leased)	Sales, Service	755	7/31/2014
Suzhou, China (leased)	Sales, Service	537	6/21/2014
Yangzhou, China (leased)	Sales, Service	90	10/14/2014
Hsinchu, Taiwan (leased)	Sales, Service	1,417	12/31/2014
Hsinchu, Taiwan (leased)	Sales, Service	476	3/31/2014
Tainan, Taiwan (leased)	Service	203	5/27/2016
Tokyo, Japan (leased)	Sales, Service	364	9/30/2014

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

        AIXTRON underlines its strategic commitment to a responsible management and control of the Company, oriented to long-term value creation, with the planned implementation of an energy management system and is contributing to the sustained support of the various national and international climate and environmental protection initiatives by its efficient use of energy and the careful use of resources. The Company's engineers work diligently to continuously improve AIXTRON's systems, both in terms of resource conservation and environmental-friendly design and function. Moreover, AIXTRON provides targeted support to local social institutions.

Item 4A:    Unresolved Staff Comments

        None.

Item 5:    Operating and Financial Review and Prospects

Global Economy

        As a producer of capital goods the AIXTRON Group is affected by the global economic development as far as it has an effect on its customers' sales projections and therefore also on their investment behavior.

        While the global economy did not face major new challenges throughout the fiscal year 2013, global growth according to the International Monetary Fund (IMF) remained subdued at 3.0%. The reason for this is a moderate recovery in the developed economies while growth dynamic in major emerging and developing countries diminished significantly. Financial markets have also experienced a further stabilization throughout the fiscal year 2013. Therefore, there was no significant impulse for AIXTRON's business development from the global economic environment.

        Following a slight increase of the US dollar exchange rate in the course of the first half of fiscal year 2013, the US currency showed a weaker development in the second half of fiscal year 2013. Among other things, this development was attributable to the monetary policy of the US Federal Reserve and the political controversy over the increase of the authorized federal debt ceiling. Consequently, compared to the closing price at the end of fiscal year 2012, the US dollar depreciated by approximately 4% to 1.377 USD/EUR as of December 31, 2013 (2012: 1.319 USD/EUR). The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars of 1.328 USD/EUR in 2013 (2012: 1.286 USD/EUR) was approximately 3% below the previous year's figure. AIXTRON's revenue and earnings were negatively affected by the decline in the US dollar.

        AIXTRON Management continues to carefully monitor the developments in the global economy and financial markets, and regularly examines what can be potentially done to mitigate negative exogenous effects on AIXTRON's business.

The Semiconductor Equipment Market

        In 2013, the electronics equipment industry in total grew by 2% (according to Gartner Dataquest, December 2013) which was below the recorded world real GDP growth (according to the IMF World Economic Outlook update published on January 21, 2014).

        In comparison, the subset, semiconductor capital spending, showed a decline of about 4.6% in 2013. A further subset, specific spending on Wafer Fab equipment (WFE), which includes spending on deposition tools supplied by AIXTRON, declined by 9.1% year on year (according to Gartner Dataquest, December 2013). The worldwide MOCVD equipment market as subset of the WFE market declined by 30% to approximately USD 314 million in 2013, from an estimated total market value of USD 446 million in 2012 (Gartner Dataquest, March 2013 and December 2013).

        The largest revenue driver for AIXTRON in 2013 continued to be the sale of MOCVD systems for the manufacturing of High Brightness ("HB") LEDs, which represented 39% (2012: 48%; 2011: 83%), of its total equipment revenues.

The HB LED Market

        The market for Gallium nitride based, high brightness LED devices which can be produced with AIXTRON's compound semiconductor equipment, was expected to have grown by 17% measured in units in 2013 according to a report from IHS (an independent semiconductor market research institute), published in January 2014. However, according to industry sources, LED prices have dropped by 20-30% throughout the year and are expected to decline at the same rate in 2014. Concurrently, the market for

Gallium nitride based, high brightness LED devices was predicted to grow in 2014 by only 4% to USD 12.9 billion from USD 12.4 billion in 2013 (IHS).

        The continuous reduction of LED prices, governmental policy changes and efforts from the supply chain, have all contributed positively to increasing the momentum for LED lighting adoption across commercial, industrial and consumer segments.

        According to the market research institute IHS (December 2013), the market for LEDs for general lighting is expected to grow from 495 million shipped units in 2013 to 3.6 billion shipped units in 2020. The penetration of LED-lamps relative to total lamps is expected to rise from 3% in 2013 to 31% in 2020, supported by the increasing availability of attractively priced, quality LED lighting products.

Management Assessment of Company Situation

        Against the backdrop of the expected general lighting cycle with LED penetration in general lighting still being on very low levels and the continuously subdued customer demand for new production equipment, 2013 was another challenging year for AIXTRON. At the beginning of the year 2013, Management expected fiscal year 2013 to become better than 2012. The first quarter 2013 though was characterized by a deterioration of future prospects and the Management had to initiate a comprehensive restructuring program to adapt the Company to the new market conditions. Amongst others, this included significant inventory write-downs totaling € 35 million. While high capacity utilization rates at leading LED manufacturers suggested that the overcapacity of MOCVD deposition equipment was further diminishing, there has still been no significant pick-up in the demand for new AIXTRON equipment.

        As a consequence, the new President and CEO, Martin Goetzeler, who took office on March 1, 2013, introduced a 5-Point-Program to restore the Company's sustainable profitability. The ongoing program went along with a global staff reduction of about 20%, cost reductions and the optimization of the Company's structures and processes. For more information regarding the Company's 5-Point-Program refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Results".

        AIXTRON customers are in the course of optimizing their processes for the production of more powerful and cost-efficient devices and AIXTRON is actively supporting the industry in this development with its newly implemented technical key account structure and its own product roadmap. Moreover, AIXTRON is reducing significantly both its lead times and the timeframe from the conception of a product to its volume production.

        Although the market demand for AIXTRON's production equipment is still on low levels, it is Management's opinion that the overall prospects for the various end-markets and industries that AIXTRON is offering its deposition technologies to remain positive and that the measures comprised in the 5-Point-Program will contribute to a further stabilization of the Company's earnings situation in the fiscal year 2014.

        In order to support and secure the Company's competitive position the Management also decided on the execution of a capital increase in October 2013. Gross proceeds for the Company from the capital increase amounted to approximately € 101 million. For more information on the capital increase, refer to Item 4.A. "Information on the Company—History and Development of the Company—Execution of a capital increase".

        Management believes that the Company is well positioned to seize the future opportunities in its markets and to retain a leading position in its industry.

A.    Operating Results: 2011-2013

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

 Development of Revenues

        In fiscal year 2013, AIXTRON recorded total revenues of € 182.9 million, a decrease of € 45.0 million, or 20%, compared to € 227.8 million in 2012 (2011: € 611.0 million). Despite noticeably increasing capacity utilization rates in AIXTRON's target industries, for example at leading Taiwanese and Korean LED chip manufacturers, demand for AIXTRON's production equipment remained at a very low level throughout the fiscal year 2013. The 2013 decrease in revenues was mainly driven by a generally reluctant investment behavior of AIXTRON's customers in light of the prevailing excess capacity in LED production that could not yet be fully absorbed by the growing demand for LED products. Therefore, one of the consequences of such behavior was a significantly lower demand for AIXTRON's MOCVD deposition equipment than AIXTRON expected at the beginning of the year. The low market demand lead to a lower price level for these tools. The 2013 equipment revenues declined by 22% to € 138.0 million (2012: € 176.9 million; 2011: € 556.3 million). In fiscal year 2013, MOCVD equipment for LED production, continued to account for the largest portion of AIXTRON's total equipment revenues, representing 39%. With the release of a new generation product in the current fiscal year, AIXTRON expects selling prices and margin contributions in this segment to increase. Order intake for the full year 2013 remained flat year-on-year at € 133.2 million (2012: 131.4 million; 2011: € 513.4 million).

        The deposition equipment and upgrades bought by AIXTRON's customers are predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays, but also increasingly in general lighting applications. The next biggest end-market in terms of revenues for AIXTRON equipment in the fiscal year 2013 was ALD equipment for the production of DRAM memory chips. Total equipment sales generated 75% of total revenues in 2013 (2012: 78%; 2011: 91%). The 2012 decrease in revenues was mainly driven by a generally reluctant investment behavior of AIXTRON's customers in the light of uncertain end-market conditions. This reluctance was particularly evident in the LED TV and LED lighting equipment markets where we experienced significantly lower demand for MOCVD deposition equipment than anticipated.

        The decrease in full year 2012 revenues was mainly attributable to the 68% reduction in the Company's deposition equipment revenues.

        25% of total revenues in 2013 were generated by sales of spare parts and service, which is 3 percentage points higher than in 2012 (2012: 22%; 2011: 9%) and mainly due to the low equipment revenues baseline. In absolute terms, sales of spare parts and service were 12% lower in 2013 compared to 2012, despite a larger installed base of manufacturing equipment (2013: € 44.8 million; 2012: € 51.0 million; 2011: € 54.7 million). The described pattern is typically a result of prior years' equipment sales as spare part revenues usually lag behind the revenue development from equipment, since services and spare part packages are typically included or covered by warranty provided to customers in the after sales period.

	2013		2012		2011		2013-2012
Revenues by Technology	million EUR	%	million EUR	%	million EUR	%	million EUR	%
Equipment revenues	138.0	75	176.9	78	556.3	91	(38.9)	(22)
Other revenues (service, spare parts, etc.)	44.8	25	51.0	22	54.7	9	(6.2)	(12)

Total	182.9	100	227.8	100	611.0	100	(44.9)	(20)

        The major part of total revenues, 78%, of total revenues in 2013, continues to be generated by sales to customers in Asia, which, despite generally decreasing sales revenues, was the same percentage as in the previous year (2012: 78%; 2011: 90%). 13% of revenues in 2013 were generated in Europe (2012: 9%; 2011: 4%) and the remaining 9% in the USA (2012: 13%; 2011: 6%).

	2013		2012		2011		2013-2012
Revenues by Region	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Asia	141.8	78	177.5	78	547.8	90	(35.7)	(20)
Europe	24.2	13	21.4	9	26.3	4	2.8	13
USA	16.9	9	29.0	13	36.9	6	(12.1)	(42)

Total	182.9	100	227.8	100	611.0	100	(44.9)	(20)

 Development of Results

	2013		2012		2011		2013-2012
Cost Structure	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(%)
Cost of Sales	190.3	104	227.4	100	379.5	62	(37.1)	(16)
Gross profit	(7.4)	(4)	0.4	0	231.4	38	(7.8)	n.a.
Operating Costs	88.4	48	132.7	58	118.5	19	(44.4)	(33)
Selling expenses	29.0	16	34.8	15	32.1	5	(5.8)	(17)
General and administration expenses	18.2	10	19.6	9	34.0	6	(1.4)	(7)
Research and development costs	57.2	31	72.9	32	50.4	8	(15.7)	(22)
Net other operating (income) and expenses	(16.0)	(9)	5.5	2	2.0	0	(21.5)	n.a.

        At the Annual General Meeting on May 23, 2013, the newly appointed President and CEO of AIXTRON, Mr. Martin Goetzeler, introduced a 5-Point-Program to restore the Company's sustainable profitability even under difficult market conditions. Inventory write-downs and restructuring costs were consequently € 6 million higher than in fiscal year 2012. For more information regarding the Company's 5-Point-Program refer to Item 4.B. "Business Overview".

Cost of Sales

        In 2013, cost of sales decreased year on year by 16% in absolute terms from € 227.4 million to € 190.3 million (2011: € 379.5 million). The decrease is particularly attributable to lower revenue-related costs. Due to a negative effect of € 5.2 million in connection with a fire in a third-party warehouse in the UK, cost of sales relative to revenues was 104% in 2013 (2012: 100%; 2011: 62%).

        2012 cost of sales decreased year on year by 40% in absolute terms from € 379.5 million in 2011 to € 227.4 million in 2012. This cost base was only slightly below the revenues booked in 2012, principally due to the significant third quarter of 2012 inventory write-downs, against the backdrop of the slower than expected recovery of orders and business volume within the second half of 2012, which in turn led to a continued under-recovery of production overhead costs.

Gross Profit, Gross Margin

        Against the background of the aforementioned items as well as lower selling prices for MOCVD equipment and despite numerous cost reduction measures taken per the 5-Point-Program, the Company's gross profit in 2013 decreased year-on-year to € -7.4 million (2012: € 0.4 million; 2011: € 231.4 million), resulting in a negative gross margin of 4% after 0% in 2012 (38% in 2011). Due to the high relative cost of sales base in 2012, the Company's gross profit decreased to € 0.4 million in 2012, resulting in a 0% gross margin after 38% in 2011.

Operating Costs

        As part of the above-mentioned 5-Point-Program the Executive Board decided amongst others to reduce the operating costs (excluding restructuring and transformation expenses) compared with the previous year, which included a staff reduction of approximately 20% across all functional areas worldwide. The majority of the employees affected in Germany, i.e. more than 100 employees, were released through termination agreements. A positive effect of these measures was the initial optimization of the Company's cost structures which is partially reflected in the decrease of selling, general and administration expenses from € 54.4 million in 2012 to € 47.2 million in 2013.

        This development was influenced by the following factors:

        In line with the revenue development, selling expenses in 2013 decreased in absolute terms by 17% from € 34.8 million to € 29.0 million (2011: € 32.1 million). Selling expenses relative to revenues were stable at 16% (2012: 15%; 2011: 5%). 2012 selling expenses were up slightly year on year in absolute terms to € 34.8 million (2011: € 32.1 million), which, in spite of the lower sales volume, is mainly due to increased provisions for after sales services. 2012 selling expenses relative to revenues were also up year on year from 5% in 2011, by 10 percentage points, to 15% in 2012. In 2013, general and administration expenses declined by 7% to € 18.2 million (2012: € 19.6 million; 2011: € 34.0 million) and were mainly influenced by reduced costs for external services as well as lower software license fees. The significant 2012 decrease of general and administration expenses was principally attributable to lower profit related elements of the administration costs, a reduced number of temporary staff and lower fees for external services and consulting. General and administration expenses relative to revenues were virtually stable at 10% in 2013 (2012: 9%; 2011: 6%), which was due to the included restructuring expenses which contained severance payments. 2012 general and administration expenses, relative to revenues, increased by 3 percentage points from 6% in 2011 to 9% in 2012, principally due to the lower sales volume effect relative to the cost reduction.

Key R&D Information	2013	2012	2011	2013–2012
				%
R&D expenses (million EUR)	57.2	72.9	50.4	(22)
R&D expenses, % of sales	31	32	8
R&D employees (period average)	297	337	279	(12)
R&D employees, % of total headcount (period average)	35	34	32

        As the Company's R&D capability remains a factor of key strategic significance, research and development expenses were carefully analyzed in the course of the 5-Point-Program and are focused on specific growth areas such as OLED and Power Electronics. Thus, 2013 R&D expenditures were reduced significantly to € 57.2 million (2012: € 72.9 million; 2011: € 50.4 million), reflecting efficiency gains and a more focused R&D approach. In 2012, R&D expenses were up by 45% reflecting AIXTRON's continued high level of commitment to strategic investments in research and development. AIXTRON's R&D activities serve to further pursue the technological leadership in MOCVD systems and to secure leading positions in other forward-looking technologies.

	2013	2012	2011	2013-2012
Personnel Costs	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Cost of Sales	25.7	30.9	26.5	(5.2)	(17)
Selling, General and Administrative expenses	17.8	19.3	25.9	(1.4)	(8)
Research and Development costs	24.0	30.9	24.2	(6.9)	(22)

Total	67.5	81.1	76.6	(13.5)	(17)

        As a result of the global staff reductions across all operating areas the average number of Group employees declined from 983 in 2012 to 847 in 2013 (2011: 864), also resulting in 17% lower personnel costs of € 67.5 million, including severance payments, compared to € 81.1 million in 2012 (2011: € 76.6 million). With the average number of Group employees increasing from 864 in 2011 to 983 in 2012, mainly in R&D and regional sales, personnel expenses increased by 6% in total from € 76.6 million in 2011 to € 81.1 million in 2012. Due to lower revenues, personnel expenses as a percentage of revenues were stable at 37% in 2013 (2012: 36%; 2011: 13%). Mainly due to the lower revenue figure, personnel expenses, as a percentage of sales, were up 23 percentage points from 13% in 2011 to 36% in 2012. At the end of the period on December 31, 2013, in absolute terms, the number of employees decreased from 964 as of December 31, 2012 to 776 as of December 31, 2013 (December 31, 2011: 978). 2013 net other operating income and expenses gave an operating income of € 16.0 million (2012: € 5.5 million expense; 2011: € 2.0 million expense). The write-down of a building expected to be put on the market for sale in the near future amounting to € 9.9 million was more than offset by the insurance proceeds of € 22.5 million resulting from a fire. The 2012 net expense was mainly attributable to the impact from currency effects not being offset by increased R&D grants received during the year. In 2013, the Company recorded a net currency income of € 0.5 million (2012: € 6.9 million net expense; 2011: € 2.1 million net expense) resulting from currency and translation differences. The 2012 net currency expense was incurred largely from USD/EUR hedging contracts (€ 6.8 million). The € 2.5 million of R&D grants received in 2013 (2012: € 2.7 million; 2011: € 1.4 million), were recorded as "other operating income". In 2013, total operating costs decreased year-on-year by 33% to € 88.4 million (2012: € 132.7 million; 2011: € 118.5 million). Operating costs relative to revenues were 48% in 2013, 10 percentage points lower than the 58% in 2012 (19% in 2011).

Operating Result

        The absolute operating result improved in a year-on-year comparison by € 36.6 million and came in at € -95.7 million in 2013 (2012: € -132.3 million; 2011: € 112.9 million) resulting in an EBIT margin of

-52% (-2012: -58%; 2011: 18%). This development is mainly due to realized operating cost savings and the previously mentioned insurance proceeds leading to the EBIT improvement over the previous year. The significant decrease of the 2012 operating result was principally due to the significantly reduced gross profit, resulting from the previously described cost of sales development coupled with an increased absolute operating cost base.

Result Before Taxes

        Result before taxes improved year-on-year by € 34.7 million from € -129.9 million in 2012 (2011: € 115.0 million) to € -95.2 million in 2013, with a net finance income of € 0.5 million (2012: € 2.3 million income; 2011: € 2.1 million income).

	2013	2012	2011	2013-2012
Interest & Taxes	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Net Finance Income/Expense	0.5	2.3	2.1	(1.8)	(78)
Finance Income from financial assets	0.8	2.3	3.4	(1.5)	(65)
Finance Expenses from financial liabilities	(0.3)	0.0	(1.3)	(0.3)	n.a.
Taxes on Income	(5.8)	(15.5)	(35.4)	9.7	(63)

        In 2013, AIXTRON recorded a country specific tax expense of € 5.8 million (2012: tax expense of € 15.5 million; 2011: tax expense of € 35.4 million). The 2012 tax expense resulted mainly from the derecognition of previously capitalized tax assets that had become necessary due to the lack of visibility persisting throughout the year in combination with a still pending meaningful recovery of market demand for LED manufacturing equipment. Unrecognized deferred tax assets related to tax losses at December 31, 2013 totaled € 88.7 million (2012: € 90.9 million; 2011: € 16.1 million).

Profit/Loss Attributable to the Equity holders of AIXTRON SE (after taxes)

        The 2013 after-tax result attributable to the equity holders of AIXTRON SE was € -101.0 million or 55% of revenues, and € -145.4 million (-64% of revenues) in 2012 (2011: € 79.5 million or 13% of revenues).

Net Result AIXTRON SE—Use of Results

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated loss in accordance with German generally accepted accounting principles, (German GAAP) based on the German Commercial Code, HGB, of € -1.1 million as of December 31, 2013 (accumulated loss 2012: € -51.6 million; accumulated profit 2011: € 77.0 million).

        As they did with the 2012 loss, AIXTRON's Executive and Supervisory Boards will propose to the annual general meeting that the 2013 loss should be carried forward and consequently no dividend payment should be made for 2013 (2012: no dividend; 2011: dividend of € 0.25 per share or a total of € 25.4 million).

Development of Orders

	2013	2012	2011	2013-2012
Equipment Orders	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Equipment order intake	133.2	131.4	513.4	1.8	1

Equipment order backlog (end of period)	59.6	79.4	141.0	(19.8)	(25)

Equipment Order Intake

        In 2013, equipment order intake at € 133.2 million was broadly unchanged year-on-year compared to € 131.4 million of the fiscal year 2012 (2011: € 513.4 million). This is a result of the continuously subdued demand for new production equipment from AIXTRON customers and lower selling prices for MOCVD equipment sold out of excess inventories, throughout the fiscal year 2013. During the fiscal year 2012, AIXTRON customers were hesitant in adding significant LED-manufacturing capacity as a result of th e uncertain development of consumer markets in an uncertain global economic environment. The 2012 total order intake included € 19.0 million which was subsequently removed from the order backlog on September 30, 2012.

        As a matter of internal policy, order intake in US Dollars was recorded at a budget exchange rate for 2013, which had been set at 1.30 USD/EUR at the beginning of the year (2012: 1.40 USD/EUR; 2011: 1.35 USD/EUR).

Equipment Order Backlog

        The total equipment order backlog of € 59.6 million at December 31, 2013 was 25% lower than the € 79.4 million at the same point in time in 2012 and 29% lower than the 2013 opening backlog of € 83.8 million, revalued as of January 1, 2013, at the US-Dollar exchange rate of 1.30 USD/EUR valid at that time. The total equipment order backlog of € 79.4 million at December 31, 2012 was 44% lower than at the same point in time in 2011 (2011: € 141.0 million).

        As of year-end 2013, the US Dollar denominated order backlog was recorded at a 2013 budget exchange rate, which had been set at 1.30 USD/EUR at the beginning of the year (2012: 1.40 USD/EUR; 2011: 1.35 USD/EUR). In the course of fiscal year 2013, the order backlog was corrected downwards by approximately € 18.8 million to reflect the backlog's current risk profile. This order backlog was revalued at the 2014 budget rate of 1.35 USD/EUR as per January 1, 2014, leading to an opening equipment order backlog of € 58.1 million for 2014.

        As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise of all of the following minimum criteria:

  1.
  the receipt of a firm written purchase order

  2.
  the receipt of the agreed deposit

  3.
  accessibility to the required shipping documentation

  4.
  a customer confirmed agreement on a system specific delivery date.

        In addition and reflecting current market conditions, the Company's Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management's opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

Currency Fluctuation

        Fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the Pound Sterling can affect the Company's operating results. The Company generally monitors if and to what extent currency hedging instruments shall be used to manage its exposure to foreign currency risk. See "Item 11—Quantitative and Qualitative Disclosure about Market Risk" for further details. Please also see "Item 3D—Risk Factors" for further details.

B.    Liquidity and Capital Resources

Corporate Financial Management

        AIXTRON has a central financial management system to control its global liquidity, interest and currency management.

        Due to the volatile nature of the semiconductor business, a sufficient level of cash is essential to expeditiously finance potential business needs. The Company's need for cash is generally provided for through operating cash flows and, to a smaller extent, through grants. In order to secure future financing and support the indispensable R&D activities, the Company has access to a strong equity capital base. Furthermore, approved by the Annual General Meeting, and subject to Supervisory Board approval, the Company has the authority to issue equity instruments to be able to raise additional liquidity on the capital market if required.

        AIXTRON conducts a large part of its business in foreign currencies, i.e., in currencies other than the Euro. The most prevalent foreign currency relevant to AIXTRON is the US Dollar. Unfavorable exchange rate movements, especially the US Dollar/Euro exchange rate, will adversely affect the Company's results of operation. In order to manage foreign exchange risks, the Company routinely monitors if and to what extent currency hedging instruments should be used. In 2013, no currency hedging instruments were used.

Funding

        The Company made use of the authorizations to issue equity instruments in October 2013.

        On October 23, 2013, AIXTRON announced that the Executive Board had, with the consent of the Supervisory Board, agreed to increase the Company's share capital by partially utilizing its authorized capital of up to € 10,223,133 by issuing up to 10,223,133 new no-par value shares, corresponding to approximately 10% of the Company's share capital, for cash. Shareholders' subscription rights were excluded. On October 24, 2013, AIXTRON announced that the 10,223,133 new shares (shares without par value) were subscribed by investors via an accelerated book building process. The placement price was € 9.90 per share and the gross proceeds for the Company from the capital increase amounted to approximately € 101 million. For more information on the capital increase, refer to Item 4.A. "Information on the Company—History and Development of the Company—Execution of a capital increase".

        Taking into account the execution of the capital increase, the Company's stated share capital (Grundkapital) as of December 31, 2013 amounted to € 112,613,445 (December 31, 2012: € 101,975,023; December 31, 2011: € 101,789,527) divided into 112,613,445 registered shares with a proportional interest in the share capital of € 1.00 per no-par value registered share. AIXTRON has an American Depositary Share ("ADS") program. The Company's ADSs, each representing one ordinary share, trade on the NASDAQ Global Select Market. For more information on the Company's capital increase, please refer to Item 4.A. "Information on the Company—History and Development of the Company—Important Events—Execution of a capital increase".

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or ADS under certain conditions. In fiscal year 2013, 415,289 stock options (2012: 185,496; 2011: 609,661 options) were exercised, resulting in delivery of in total 415,289 ordinary shares. In fiscal year 2013, no new stock options were granted (2012 tranche of the 2007 stock option plan: 31,000 options; 2011 tranche of the AIXTRON stock option plan 2007: 14,000 options respectively). For a more detailed description of the different stock option plans and a summary of all the stock option transactions, refer to Item 18 "Financial Statements—Note 23. Share-based payment".

        The Company recorded no bank borrowings as of December 31, 2013, 2012 and 2011.

        Where necessary, AIXTRON SE provides loans and financial security facilities to its subsidiaries to enable the business to continue to operate efficiently. The Company has granted no security interests in its own land and buildings.

        The equity ratio at 83% as of December 31, 2013, compared to 84% as of December 31, 2012 (December 31, 2011: 81%) was broadly stable, principally due to the positive effect of the capital increase virtually compensating the fiscal year's net loss. In 2012, the equity ratio was up from 81% to 84%, mainly as a result of a 28% lower balance sheet total than in 2011.

        In 2013, the return on equity (ROE) based on the negative 2013 Group's net result in proportion to the average total shareholders' equity at the start and end of the year was -22% (2012: -26%; 2011: 13%).

        In order to support future developments, the Company regularly explores and assesses on an ongoing basis, potential funding opportunities available in the market. Additional funding needs could also be covered by the additional capital as authorized by the annual general meeting and laid out in the following table:

Funding Sources (€ or number of shares)	2013 31-Dec	Approved since	Expiry Date	2012 31-Dec	2011 31-Dec	2013-2012
Issued shares	112,613,445	—	—	101,975,023	101,789,527	10,638,422

Authorized Capital 2012
—Capital increase for cash or contribution in kind with existing shareholders' preemptive rights	10,422,817	16/05/2012	15/05/2017	10,422,817	0	0
Authorized Capital 2011
—Capital increase for cash or contribution in kind with or without existing shareholders' preemptive rights	30,248,813	19/05/2011	18/05/2016	40,471,946	40,471,946	(10,223,133)

Conditional Capital I 2012
—Authorization to potentially issue convertible notes or warrants in future	40,715,810	16/05/2012	15/05/2017	40,715,810	0	0
Conditional Capital I 2007
—Authorization to potentially issue convertible notes or warrants in future	Cancelled	22/05/2007	21/05/2012	cancelled	35,875,598	—

Conditional Capital II 2012
—Stock Options Program 2012	4,208,726	16/05/2012	15/05/2017	4,208,726	0	0
Conditional Capital II 2007
—Stock Options Program 2007	2,927,226	22/05/2007	31/12/2018	3,136,628	3,298,774	(209,402)
Conditional Capital 4
—Stock Options Program 2002	516,210	22/05/2002	31/12/2016	722,097	745,447	(205,887)
Conditional Capital 2
—Stock Options Program 1999	1,926,005	26/05/1999	31/12/2017	1,926,005	1,926,005	0

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

        Any amendment to the Articles of Association related to capital measures requires a 75% majority of the share capital represented at the Annual General Meeting (Article 59 SE Regulation, SE-VO; §179 German Corporations Act, AktG). Other amendments to the Articles of Association require a majority of two thirds of the votes cast or, if at least one half of the share capital is represented, a simple majority of the votes cast.

Investments

        The AIXTRON Group's total capital expenditures in fiscal year 2013 amounted to € 10.1 million (2012: € 16.5 million; 2011: € 30.2 million). In 2013, € 9.6 million (2012: € 15.8 million; 2011: € 27.2 million)

were related to property, plant and equipment (including testing and laboratory equipment). In 2012, € 3.8 million of the total of € 15.8 million were related to investments mainly for the MOCVD training and demonstration facility in Suzhou/China as well as for laboratory equipment. In 2014, investments will be made mainly for laboratory and test equipment.

        The remaining € 0.5 million (2012: € 0.7 million; 2011: € 3.0 million) were related to intangible assets including software licenses.

        The majority of capital expenditures (82%) for the year 2013 (2012: 63%; 2011: 88%) were invested in Germany and such expenditures for 2014 are also generally expected to be invested primarily in Germany.

        The increase of € 30.4 million in bank deposits with a maturity of at least three months in 2013 was recorded as cash outflow from investing activities. In 2012 bank deposits with a maturity of at least three months decreased by € 11.9 million and were recorded as cash inflow from investing activities.

        All 2013, 2012 and 2011 expenditures were funded out of operating cash flow and available cash resources.

        Capital commitments are disclosed in Item 18 "Financial Statements—Note 28. Capital commitments" and are expected to be funded out of available cash resources.

Cash Flow

        A cash inflow from operating activities of € 8.2 million (2012: cash outflow of € 45.2 million; 2011: cash outflow of € 6.3 million) was recorded in 2013. The increase in operating cash flow in 2013 was mainly caused by insurance proceeds of € 22.5 million resulting from a fire in a third-party warehouse and the successful sale of goods out of excess inventory (2012: net loss of € 145.4 million coupled with decreases in working capital; 2011: net profits of € 79.5 million, together with increases in working capital). In 2012, the decrease in operating cash flow was mainly caused by significant net losses incurred in 2012 compared to 2011.

        A cash outflow of € 39.7 million was recorded from investment activities in 2013 (2012: cash outflow of € 4.4 million; 2011: cash inflow of € 50.5 million). Money market deposits were liquidated in the amount of € 30.4 million (2012: € 11.9 million; 2011: € 80.5 million), which were previously classified as "other financial assets".

        In 2013, capital expenditures amounted to € 10.1 million (2012: € 16.5 million; 2011: € 30.2 million) mainly on property, plant and equipment (including testing and laboratory equipment). In 2012, capital expenditure amounted to € 16.5 million whereof € 3.8 million were related to investments mainly for the MOCVD training and demonstration facility in Suzhou/China as well as for laboratory equipment.

        A cash inflow from financing activities of € 101.6 million (2012: cash outflow of € 24.3 million; 2011: cash outflow of € 57.5 million) was recorded mainly from the gross proceeds resulting from the previously described capital increase (2012: € 883 thousand; 2011: € 3.2 million). In 2013, no dividends were paid to AIXTRON shareholders. The 2012 cash outflow included the dividend payments to shareholders of € 25.2 million (2011: € 60.7 million) and cash received from the issue of new shares of € 883 thousand (2011: 3.2 million).

        Cash and cash equivalents including cash deposits with a maturity of at least three months, most of which is held in Euros (also see "Investments"), increased by 46% or € 96.8 million to € 306.3 million (€ 167.5 million + € 138.9 million financial assets) as of December 31, 2013 (December 31, 2012: € 99.7 million + € 109.8 million; December 31, 2011: € 172.9 million + € 122.3 million).

        Specific items that lowered the 2013 year end liquidity came, amongst other factors, from the 2013 net loss (€ -101.0 million) and the above mentioned capital expenditures. The capital increase with gross proceeds of € 101.2 million and the sale of goods from inventory had a positive impact. Specific items that lowered the 2012 year end liquidity came, amongst other factors, from the 2012 net loss (€ -145.4 million), reduced advance payments from customers, the dividend payment for the fiscal year 2011 and the above mentioned capital expenditures. These cash outflows were not offset by factors including stock option exercises (€ 883 thousand) and reduced trade receivables.

        There are currently no restrictions on the Company's use of cash resources.

 Assessment of Liquidity and Capital Resources

        The Company's liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that the liquidity provided by operating cash flows, grants, existing cash resources and financing arrangements, is sufficient to fund working capital, capital expenditures and other ongoing business requirements. In the market and economic environment currently experienced by AIXTRON characterized by lower customer demand for the Company's products and services, cash generated by operations could be lower than forecasted and not be sufficient. In such a situation, the Company might need to pursue obtaining short-term credit facilities or additional equity financing offerings. There can be no assurance that any such supplemental funding, if sought, could be obtained, or if obtained, would be adequate or on terms acceptable to AIXTRON. However, AIXTRON believes that its balance sheet at December 31, 2013 should provide additional sources of liquidity if required.

        As of December 31, 2013, € 138.9 million (2012: € 109.8 million; 2011: € 122.3 million) of the Company's cash resources were held, mostly in Euros, in bank deposits with a maturity of at least three months at inception.

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

        A key milestone in the field of MOCVD technology will be the release of a new generation equipment in the course of fiscal year 2014, which is also expected to enable a more stable price level and higher margin contribution.

        Another important market segment for AIXTRON is Power Electronics based on compound semiconductor materials such as Gallium Nitride (GaN) and Silicon Carbide (SiC). Electronic devices based on these material combinations are especially suitable for high voltage applications and are extremely energy efficient. Such device applications can be found in electric vehicles, transformers, converters or feed-in of renewable energy into the grid.

        AIXTRON will also continue to implement its strategy to address the large area organic semiconductor application markets with the Company's deposition technology for organic materials, OVPD® and PVPD™. The patented OVPD® technology allows a highly efficient deposition of organic material especially on large area substrates and offers a number of advantages over other technologies in terms of material consumption and throughput. Shortly, AIXTRON will start to operate a research cluster tool for the production of OLEDs in its laboratory so that interested customers can observe the capabilities of the OVPD® technology. Moreover, AIXTRON is working on a new demonstration system for efficient organic layer deposition up to a substrate size of Gen8 (2,300 mm × 2,500 mm) based on AIXTRON's OVPD® process technology. The new demonstration system will for the first time demonstrate the advantages of this technology with regard to efficient production of organic light-emitting diodes for displays and lighting applications on an industrial scale.

        The Company also aims to make further inroads into the research community with its PECVD technology, aimed at manufacturing Carbon Nanostructures including Carbon Nanotubes, Carbon Nanowires and Graphene.

        AIXTRON's Silicon team has developed the high throughput QXP-8300 ALD deposition tool aimed specifically at providing innovative solutions for memory applications and integrated circuits. AIXTRON's QXP tool has been production qualified by a major Korean chip manufacturer and is in the process of production qualification at two other memory chip manufacturers. In the mid- to long-term, AIXTRON therefore sees further growth potential with this technology. In addition, AIXTRON sees chances to promote further the miniaturization of logic device structures with the use of compound semiconductor materials. This outlook may vary, positively or negatively from our expectations due to the risks and opportunities described elsewhere in the Report. See "Item 3: Key Information—Risk Factors" and "Forward Looking Statements" at the beginning of the Report.

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

        The following table summarizes contractual obligations for future cash outflows as of December 31, 2013:

(million EUR)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	8.27	3.34	3.23	1.44	0.26
Purchase commitments	30.27	30.27

Total contractual obligations	38.54	33.61	3.23	1.44	0.26

        Commitments for capital expenditures were € 831 thousand as of December 31, 2013 (December 31, 2012: € 437 thousand; December 31, 2011: € 4.2 million).

        No obligations for funding of pension plans existed as of December 31, 2013, December 31, 2012 and December 31, 2011.

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

Revenue Recognition

        Revenue is generally recognized in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance (see note 2 (n)). The Company believes, based on past experience, that this method of recognizing revenue fairly states the revenues of the Company. The judgments made by management include an assessment of the point at which substantially all of the risks and rewards of ownership have passed to the customer. For more information regarding revenue recognition, refer to Item 18 "Financial Statements—Note 2. Significant accounting policies".

Valuation of Inventories

        Inventories are stated at the lower of cost and net realizable value. This requires the Company to make judgments concerning obsolescence of materials. This evaluation requires estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. The carrying amount of inventories is disclosed in Item 18 "Financial Statements—Note 16. Inventories".

        As disclosed in Item 18 "Financial Statements—Note 3. Segment Reporting" and Item 18 "Financial Statements—Note 16. Inventories", during the years 2013, 2012 and 2011 the Company incurred expenses of € 35,012 thousand, € 40,947 thousand and € 41,602 thousand respectively arising mainly from changes to past assumptions concerning net realizable value of inventories and excess and obsolete inventories.

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

Income Taxes

        At each balance sheet date, the Company assesses whether the realization of future tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to future taxable income. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company's ability to utilize future tax benefits. The carrying amount of deferred tax assets is disclosed in Item 18 "Financial Statements—Note 14. Deferred tax assets and liabilities".

Provisions

        Provisions are liabilities of uncertain timing or amount. At each balance sheet date, the Company assesses the valuation of the liabilities which have been recorded as provisions and adjusts them if necessary. Because of the uncertain nature of the timing or amounts of provisions, judgment has to be exercised by the Company with respect to their valuation. Actual liabilities may differ from the estimated amounts. Details of provisions are shown in Note 24.

Recently Issued Accounting Standards

        In the current year, the following new and revised standards have been adopted. Their adoption has not had any significant impact on the amounts reported in these financial statements.

        IFRS 10—Consolidated Financial Statements

        This standard replaces the parts of IAS 27 that deal with consolidated financial statements and changes the definition of control.

        IFRS 12—Disclosures of interests in Other Entities

        The standard generally increases the required disclosures for subsidiaries, joint arrangements, associates and unconsolidated entities.

        Amendments to IAS 1—Presentation of Financial Statements

        This standard amends the presentation requirements when an entity applies accounting policies retrospectively, or makes a retrospective restatement or reclassification of items in its financial statements.

        Amendments to IFRS 7 Disclosures

        The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements.

        At the date of authorization of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

        IFRS 9

        Financial Instruments

        IAS 36 (amendments)

        Recoverable amount disclosures for Non-Financial Assets

        IAS 39 (amendments)

        Novation of Derivatives and Continuation of Hedge Accounting

        IFRIC Interpretation 21

        Levies

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

        Pursuant to Article 11 of AIXTRON SE's Articles of Association, the Supervisory Board consists of six members. The General Shareholders' Meeting can specify any other number of Supervisory Board members divisible by three. The members of the Supervisory Board are generally appointed for terms that run until the end of the General Shareholders' Meeting, in which the shareholders represented, resolve on the approval of the Supervisory Board's activities for AIXTRON SE's fourth fiscal year following the beginning of such term and not counting the fiscal year in which the term began. The maximum term is six years and repeated appointments are permitted. The members of AIXTRON SE's first Supervisory Board were appointed in accordance with the SE Regulation. The Supervisory Board elects a Chairman and a Deputy Chairman from its members. The Supervisory Board Chairman or, if he is prevented from doing so, his Deputy, convenes the meetings of the Supervisory Board and leads them.

        As of December 31, 2013 AIXTRON's Supervisory Board consisted of the following six individuals:

Name	Position	Member since	End of Term	Year of birth
Kim Schindelhauer (1)(2)(3)(4)(5)	Chairman of the Supervisory Board, Chairman of the Capital Markets Committee	2002	AGM 2016	1953
Prof. Dr. Wolfgang Blättchen (1)(4)	Deputy Chairman of the Supervisory Board, Chairman of the Audit Committee, Independent Financial Expert (6)	1998	AGM 2016	1953
Dr. Andreas Biagosch (2)		2013	AGM 2016	1955
Prof. Dr. Petra Denk (2)(3)	Chair of the Technology Committee	2011	AGM 2016	1972
Dr. Martin Komischke		2013	AGM 2016	1957
Prof. Dr. Rüdiger von Rosen (1)(3)(4)	Chairman of the Nomination Committee	2002	AGM 2016	1943

(1)
Member of the Audit Committee

(2)
Member of the Technology Committee

(3)
Member of the Nomination Committee

(4)
Member of the 2013 Capital Markets Committee

(5)
Former AIXTRON Executive Board Member

(6)
Since 2005

        No member of AIXTRON's Supervisory Board serves as a director of an SEC-reporting company in the United States.

        The Supervisory Board's business address is Kaiserstrasse 98, 52134 Herzogenrath, Germany.

        For more information regarding the members of the Supervisory Board, refer to Item 18 "Financial Statements—Note 36. Supervisory Board and Executive Board."

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

        As of December 31, 2013, AIXTRON's Executive Board ("Management") consisted of the following three individuals:

Name	Position	First Appointment	End of Term	Date of Birth
Martin Goetzeler(1)	Chairman, President and Chief Executive Officer	March 1, 2013	February 28, 2017	May 11, 1962
Wolfgang Breme	Executive Vice President and Chief Financial Officer	April 1, 2005	March 31, 2016	May 15, 1960
Dr. Bernd Schulte	Executive Vice President and Chief Operating Officer	April 1, 2002	March 31, 2015	August 22, 1962

(1)
The former Chairman, President and Chief Executive Officer, Paul Hyland, has resigned from office as of February 28, 2013
  •
  Martin Goetzeler (Chairman of the Executive Board, President and Chief Executive Officer): Mr. Goetzeler has been the President and Chief Executive Officer and a member of the Executive Board of AIXTRON since March 1, 2013. His present term will expire on February 28, 2017. Before his appointment Mr. Goetzeler served on the executive board of Siemens' subsidiary Osram and also held various international leadership positions within the Siemens group. He is an acknowledged expert in the LED and lighting industry.

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

        The Executive Board's business address is Kaiserstrasse 98, 52134 Herzogenrath, Germany.

B.    Compensation

Executive Board Remuneration

        The remuneration system summarized below pursuant to Section 120(4) of the German Stock Corporation Act was approved by the General Shareholders' Meeting on May 18, 2010 and amended by the Supervisory Board in its Meeting on December 5, 2012. These amendments were approved by the General Shareholders' Meeting on May 23, 2013.

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

        The limited variable bonus scheme for the collective Executive Board (profit-sharing) is based on consolidated net income for the year and is paid from an "accrued internal bonus pool", defined as up to 10% of the modified consolidated net income for the year, but not to exceed € 6.5 million in total. The modified consolidated net income for the year is obtained from the Company's Consolidated Financial Statements (IFRS) certified by the auditor, less a consolidated loss carry forward figure and those amounts that are to be allocated to retained earnings in the Annual Financial Statements of AIXTRON by law or in accordance with the Articles of Association. The consolidated loss carry forward is obtained from consolidated net losses from previous years, less consolidated net income from subsequent fiscal years. For Executive Board members whose contracts were adjusted or newly issued in 2013, the variable bonuses which are provided from the "accrued internal bonus pool" as defined above will be paid half through a monetary element and half in shares. The other member, with existing contract, will continue to receive a full cash bonus if applicable. That part of the variable bonus payable in shares will be converted into whole numbers of shares of the Company and will be deferred until the third bank working day following the ordinary General Meeting in the third fiscal year after having been granted to the Board members. The number of the shares to be granted for the part of the variable bonus payable in shares will be determined in accordance with the closing price of the share of the Company on the third bank working day following the ordinary General Meeting which is presented with the annual financial statements of the Company and the consolidated financial statements for the fiscal year for which the bonus is granted. The shares will be delivered from treasury shares. Thus, during the multi-year waiting period, the Executive Board members will take part in both positive and negative developments of the Company's share price so that the variable compensation structure is clearly oriented toward a sustainable business development. This new compensation structure was approved by AIXTRON's shareholders at the Annual General Meeting held on May 23, 2013.

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

        In fiscal year 2013, the total fixed and variable remuneration of the Executive Board (including benefits in kind and pension allowance) totaled € 2,584,833 (2012: € 1,124,274; 2011: € 7,623,754). In fiscal year 2013, the Executive Board was not granted any options (2012: 0; 2011: 0). The division between the individual members of the Executive Board for the years 2011 to 2013 is presented in the table below.

Executive Board Member	Year	Fixed*	Variable	Total fixed and variable remuneration	Options granted	Grant date fair value of options	Total EB Remuneration
		(EUR)	(EUR)	(EUR)	(number)	(EUR)	(EUR)
Martin Goetzeler(1)	2013	517,730	500,000	1,017,730	0	0	1,017,730
	2012	0	0	0	0	0	0
	2011	0	0	0	0	0	0
Paul Hyland(2)	2013	848,063	0	848,063	0	0	848,063
	2012	437,334	0	437,334	0	0	437,334
	2011	436,814	2,888,888	3,325,704	0	0	3,325,704
Wolfgang Breme	2013	341,514	0	341,514	0	0	341,514
	2012	309,413	0	309,413	0	0	309,413
	2011	309,413	1,805,556	2,114,969	0	0	2,114,969
Dr. Bernd Schulte	2013	377,527	0	377,527	0	0	377,527
	2012	377,527	0	377,527	0	0	377,527
	2011	377,527	1,805,555	2,183,082	0	0	2,183,082
Total	2013	2,084,833	500,000	2,584,833	0	0	2,584,833
	2012	1,124,274	0	1,124,274	0	0	1,124,274
	2011	1,123,754	6,500,000	7,623,754	0	0	7,623,754

*
Incl. benefits in kind and allowance for pensions

(1)
EB member since March 1st, 2013

(2)
left the company with effect as of February 28, 2013; remuneration of EB contract € 780.000

        As of December 31, 2013, the AIXTRON Executive Board held a total of 500,408 Company stock options to subscribe to a total of 505,116 ordinary shares of the Company (December 31, 2012: 923.516; December 31, 2011: 962,516 shares). The number of shares underlying the options are set out below. The actual profits from exercising the stock options may differ significantly from the figures shown in the table.

Executive Board Member	Allocation	Outstanding	Exercisable	Option value on allocation	Exercise price	Maturity
		(shares)	(shares)	(EUR)	(EUR)
Wolfgang Breme	Nov 2010	52,000	26,000	461,240	26.60	Nov 2020
	Nov 2009	52,000	39,000	448,240	24.60	Nov 2019
	Nov 2008	13,000	13,000	23,010	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	May 2006	0	0	84,150	3.83	Nov 2016
Dr. Bernd Schulte	Nov 2010	52,000	26,000	461,240	26.60	Nov 2020
	Nov 2009	52,000	39,000	448,240	24.60	Nov 2019
	Nov 2008	52,000	52,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2003	0	0	48,950	3.10	Nov 2013
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	2,640	660	55,981	67.39	May 2015
	May 1999	2,976	2,976	35,640	18.70	May 2014
Total		505,116	392,636

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

        In fiscal year 2013, the Executive Board members exercised 211,500 options (2012: 39,000; 2011: 0), and 0 expired (2012: 0; 2011: 0).

        The current Executive Board members have no individual company pension benefits which would result in pension provisions being required to be made by the company. Instead, the combined contractual Executive Board annual pension allowance (€ 160,000 per year in 2013, € 120,000 per year in 2012 and 2011) paid by AIXTRON and included in fixed remuneration is transferred by the Executive Board members into independent insurance contracts with a benevolent fund allowance (or similar plan).

        The Company's net pension commitments to two former members of the AIXTRON Executive Board under defined benefit pension plans were outsourced to a third party pension fund in 2010. At the end of 2010, the existing pension provisions were therefore released. There was no expenditure recorded in 2011, 2012 and 2013.

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

        The members of the Supervisory Board also receive, in aggregate, a limited variable compensation of 1% of the Company's net income, less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman of the Supervisory Board receives 6/17 of the variable compensation, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17. The variable compensation is limited to the fourfold of the fixed compensation per Supervisory Board member. In addition, committee members receive an attendance fee of € 2,000 for attending a committee meeting, with the Chairman of the committee receiving twice this amount. The total annual attendance fee per Supervisory Board member is limited to one and a half times that individual's fixed compensation.

        In a separate resolution approved by the AGM, the remuneration of the first Supervisory Board of AIXTRON SE was approved to reflect the above described provision for the period from January 1, 2011 to May 19, 2011 inclusive.

        In fiscal year 2013, the compensation of the Supervisory Board totaled € 290,042 (2012: € 302,500; 2011: € 1,024,933). The Supervisory Board compensation for the years 2011 to 2013 can be broken down as follows:

Supervisory Board Member	Year	Fixed	Variable	Attendance Fee	Total
		(EUR)	(EUR)	(EUR)	(EUR)
Kim Schindelhauer(1)(2)(3)(4)(5) (Chairman of the Supervisory Board and Chairman of the 2013 Capital Markets Committee)	2013 2012 2011	75,000 75,000 75,000	0 0 257,333	20,000 18,000 16,000	95,000 93,000 348,333
Dr. Holger Jürgensen(5)(6)(7) (Deputy Chairman of the Supervisory Board)	2013 2012 2011	3,125 37,500 37,500	0 0 128,667	0 16,000 16,000	3,125 53,500 182,167
Prof. Dr. Wolfgang Blättchen(1)(4) (Deputy Chairman of the Supervisory Board since February 27, 2013, and Chairman of the Audit Committee)	2013 2012 2011	35,556 25,000 25,000	0 0 85,778	24,000 24,000 24,000	59,556 49,000 134,778
Dr. Andreas Biagosch(2) (since May 23, 2013)	2013 2012 2011	15,139 0 0	0 0 0	2,000 0 0	17,139 0 0
Prof. Dr. Petra Denk(2)(3) (Chair of the Technology Committee) (since May 19, 2011)	2013 2012 2011	25,000 25,000 15,548	0 0 53,347	28,000 26,000 23,322	53,000 51,000 92,217
Dr. Martin Komischke (since May 23, 2013)	2013 2012 2011	15,139 0 0	0 0 0	0 0 0	15,139 0 0
Karl-Hermann Kuklies(7)	2013 2012 2011	2,083 25,000 25,000	0 0 85,778	0 0 0	2,083 25,000 110,778
Prof. Dr. Rüdiger von Rosen(1)(3)(4) (Chairman of the Nomination Committee)	2013 2012 2011	25,000 25,000 25,000	0 0 85,778	20,000 6,000 0	45,000 31,000 110,778
Joachim Simmroß(1) (Supervisory Board Member until May 19, 2011)	2013 2012 2011	0 0 9,452	0 0 32,431	0 0 4,000	0 0 45,883
Total	2013	196,042	0	94,000	290,042
	2012	212,500	0	90,000	302,500
	2011	212,500	729,111	83,322	1,024,933

(1)
Member of the Audit Committee

(2)
Member of the Technology Committee

(3)
Member of the Nomination Committee

(4)
Member of the 2013 Capital Markets Committee

(5)
Former Member of the AIXTRON Executive Board

(6)
Honorary Chairman of the Supervisory Board

(7)
Resigned from the Supervisory Board as of January 30, 2013

        As in previous years, there were no payments made to any Supervisory Board member for advisory services in the year 2013.

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

Further Committees

        AIXTRON does not have a Remuneration Committee that assists the Supervisory Board in establishing the structure of the remuneration system. However, the structure of the Executive Board remuneration system is regularly approved by the shareholders at the General Shareholders' Meeting.

        Since May 19, 2011, the Company has established a Technology Committee. The Technology Committee is composed of three members. It deals in particular with issues involving AIXTRON's market positioning, product planning and developments, potential technology acquisitions or other diversification issues. The Committee Chair regularly reports to the Supervisory Board on the activities of the Technology Committee. The members of the Technology Committee are currently Prof. Dr. Petra Denk, Kim Schindelhauer and Dr. Andreas Biagosch.

        The Company has established a Nomination Committee. The Nomination Committee is composed of three members. In the event of needing to replace one of the Supervisory Board members, the Committee makes nomination proposals to the Supervisory Board. The Nomination Committee is currently composed of Prof. Dr. Rüdiger von Rosen, Prof. Dr. Petra Denk and Kim Schindelhauer.

        In preparation for the previously mentioned capital increase executed at the end of October 2013, the Supervisory Board established a Capital Market Committee consisting of its chairman Kim Schindelhauer and the two members Prof. Dr. Wolfgang Blättchen and Prof. Dr. Rüdiger von Rosen and authorized it to make decisions and act independently in connection with the use of authorized capital. On October 23, 2013, the Capital Market Committee approved the resolution of the Executive Board from the same day to increase in the Company's share capital utilizing the authorized capital 2011. On October 24, 2013, the Capital Market Committee advised on and approved the resolution of the Executive Board from the same day to specify the final placement volume and placement price of € 9.90 per new share. Since the duties of the Capital Market Committee were completed after the capital increase, it was formally dissolved in the Supervisory Board meeting on December 4, 2013 For more information on the capital increase refer to Item 4.A. "Information on the Company—History and Development of the Company—Execution of a capital increase".

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

E.    Share Ownership

Beneficial Ownership

        The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company's ordinary shares and options to acquire its equity securities as of February 25,

2014, unless otherwise specified, by (i) each of the Company's Supervisory and Executive Board members and (ii) all Supervisory and Executive Board members of AIXTRON as a group:

Name and Address(1) of Beneficial Owner	Number of Shares(2)	Percent of Class(3)	Number of Options to Acquire AIXTRON Equity Securities
Dr. Andreas Biagosch		*
Prof. Dr. Wolfgang Blättchen		*
Wolfgang Breme		*	169,000
Prof. Dr. Petra Denk	129	*
Martin Goetzeler
Dr. Martin Komischke		*
Prof. Dr. Rüdiger von Rosen	1,300	*
Kim Schindelhauer(4)	600,000	*
Dr. Bernd Schulte		*	331,408

All Supervisory and Executive Board members as a group	601,429	0.53%	500,408

*
Less than 1%.

(1)
Unless indicated otherwise, the address is: c/o AIXTRON SE, Kaiserstrasse 98, 52134 Herzogenrath, Germany.

(2)
Unless indicated otherwise in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)
Applicable percentage ownership is based on 112,613,445 shares of common stock outstanding as of December 31, 2013 (according to German GAAP rules based on the German Commercial Code [Handelsgesetzbuch]) together with applicable options for such shareholder.

  Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(4)
Mr. Schindelhauer, directly or indirectly, beneficially owns 600,000 shares through his ownership stake in SBG Beteiligung GmbH.

        Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON ("Directors Dealings"). In fiscal year 2013, Supervisory Board member Mr. Kim Schindelhauer reported he had sold through his ownership stake in SBG Beteiligung GmbH a total of 166,500 shares of AIXTRON and Mr. Wolfgang Breme reported he had sold a total of 55,000 shares after exercising stock options from AIXTRON's stock option program 2006.

Employee Options

Share Option Programs

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or ADS under certain conditions. Since the stock option programs have been installed as part of the variable remuneration, the stock options themselves are granted without purchase price.

        In fiscal year 2013, 415,289 stock options (2012: 185,496; 2011: 609,661 options) were exercised, resulting in delivery of in total 415,289 ordinary shares. No new stock options were granted in fiscal year 2013 (2012 tranche: 31,000 grants; 2011 tranche: 14,000 grants under the stock option plan 2007 respectively). Half of those granted options may be exercised after a waiting period of not less than two years, an additional 25% may be exercised after three years and the remaining 25% of the granted options may be exercised after at least four years. The options expire 10 years after they have been granted. In accordance with the Act on the Appropriateness of Management Board Remuneration (VorstAG Gesetz zur Angemessenheit der Vorstandsvergütung), the options under the 2012 Stock Option Plan can only be exercised, at the earliest point in time, after a waiting period of four years. In addition to an absolute performance target, stock options issued to members of the Executive Board contain a relative exercise threshold with the TecDAX as a comparison parameter. The maximum term of the stock options is 10 years.

	Dec 31, 2013	Exercise	Expired/ Forfeited	Allocation	Dec 31, 2012
AIXTRON ordinary shares
stock options	2,659,701	415,289	536,108	0	3,611,098
underlying shares	3,283,435	415,289	575,402	0	4,274,126
AIXTRON ADS
stock options	5,590	0	1,020	0	6,610
underlying shares	5,590	0	1,020	0	6,610

        See Item 18 "Financial Statements—Note 23. Share-based payment" for a more detailed description of the different stock option plans and a summary of all the stock option transactions.

Item 7:    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        In its capacity as AIXTRON's depositary bank as of December 31, 2013, the Bank of New York Mellon, N. Y. held 7,310,863 ordinary shares as of December 31, 2013, represented by 7,310,863 ADSs, or 6.49% of AIXTRON's shares outstanding.

        As of December 31, 2013, the following investors had shareholdings in AIXTRON SE exceeding the 3% reporting threshold (shares held as of the reporting date, pursuant to Section 26 (1) of the German Securities Trading Act/WpHG):

        Camma B.V., Renesse, Netherlands, 7,650,000 shares or 6.79% of AIXTRON's shares outstanding

        Allianz Global Investors Europe GmbH, Frankfurt am Main, Germany, 6,808,396 shares or 6.05% of AIXTRON's shares outstanding

        Generation Investment Management LLP, London, UK, 5,815,261 shares or 5.16% of AIXTRON's shares outstanding

        Baillie Gifford & Co, Edinburgh, UK, 5,210,211 shares or 4.63% of AIXTRON's shares outstanding

        Vanguard International Growth Fund, Wayne, USA, 3,377,229 shares or 3.00% of AIXTRON's shares outstanding

        To the Company's knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 3% or more of AIXTRON's outstanding shares as of February 12, 2014.

        As of December 31, 2013, AIXTRON had 142 registered ADS holders, and an estimated 4,604 beneficial holders of ADSs. As of February 12, 2014, AIXTRON had 44,174 shareholders registered in its share register of ordinary shares, and U.S. record holders held approximately 6,920,735 or 6.1% of AIXTRON's outstanding shares.

        For more information, refer to Item 6.E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        The Company's major shareholders do not have voting rights that are different from any other shareholder.

B.    Related Party Transactions

        For related party transaction information, refer to Item 6.B. "Compensation" and Item 18 "Financial Statements—Note 30. Identity of related parties". During 2013 there were no outstanding personal loans or guarantees to members of the Executive Board or the Supervisory Board.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8:    Financial Information

A.    Consolidated Financial Statements and Other Financial Information

        For the Company's Consolidated Financial Statements and other financial information, refer to Item 5. "Operating and Financial Review and Prospects" and Item 18. "Consolidated Financial Statements".

Export Revenues

        Revenues outside of Europe accounted for € 158.7 million or 86.76% of the AIXTRON's total revenues for the year ended December 31, 2013 (2012: € 206.5 million or 90.63%; 2011: € 584.6 million or 95.69%). Revenues from AIXTRON's Asian-based customers accounted for € 141.8 million or 77.54% of the Company's total revenues for the year ended December 31, 2013 (2012: € 177.5 million or 77.90%; 2011: € 547.8 million or 89.66%).

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

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated loss in accordance with German generally accepted accounting principles (German GAAP), based on the German Commercial Code HGB, of € -1.1 million for 2013 (2012: € -51.6 million loss; 2011: € 77.0 million profit).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that the 2013 loss should be carried forward and consequently no dividend payment should be made for 2013. For the fiscal year 2012 the Company did not distribute any dividends (€ 25.4 million or € 0.25 for 2011).

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

	XETRA/Germany closing price per ordinary share
	(EUR)
	High	Low
Annual
2009	25.29	3.15
2010	28.87	18.99
2011	33.35	8.38
2012	14.45	8.71
2013	13.80	9.10
Quarterly
2012
First quarter	14.45	10.26
Second quarter	14.01	10.61
Third quarter	12.54	9.81
Fourth quarter	10.40	8.71
2013
First quarter	11.57	9.10
Second quarter	13.80	9.66
Third quarter	13.34	11.84
Fourth quarter	12.02	9.68
Monthly
2013
July	13.19	11.86
August	13.04	11.84
September	13.34	12.00
October	12.02	10.27
November	10.50	9.68
December	10.52	9.80
2014
January	11.95	10.26
February (through February 12, 2014)	11.90	10.81

	Closing Price per ADR
	(USD)
	High	Low
Annual
2009	38.24	3.88
2010	38.56	23.11
2011	44.88	11.26
2012	19.15	11.42
2013	17.91	11.57
Quarterly
2012
First quarter	19.15	13.56
Second quarter	18.80	13.24
Third quarter	15.89	11.99
Fourth quarter	13.40	11.42
2013
First quarter	14.95	11.57
Second quarter	17.91	12.62
Third quarter	17.64	15.58
Fourth quarter	16.31	12.98
Monthly
2013
July	17.07	15.62
August	17.42	15.58
September	17.64	15.72
October	16.31	13.51
November	14.17	12.98
December	14.52	13.37
2014
January	16.38	14.08
February (through February 12, 2014)	16.16	14.70

        On February 12, 2014, the closing price in Germany per ordinary share was € 11.90.

        On February 12, 2014, the closing price per ADS on NASDAQ Global Select Market was USD 16.16.

B.    Plan of Distribution

        Not applicable

C.    Markets

        See Item 9.A. "Offer and Listing Details".

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable

F.     Expenses of the Issue

        Not applicable

Item 10:    Additional Information

A.    Share Capital

        Not applicable.

B.  Memorandum and Articles of Association

Articles of Association

        This section summarizes the material provisions of AIXTRON's Articles of Association. This is only a summary and does not describe the Articles of Association in their entirety. Copies of AIXTRON's Articles of Association are publicly available from the commercial register of the local court in Aachen, Germany under the entry number HRB 16590, and an English translation of AIXTRON's Articles of Association as of January 29, 2013 is also available on the AIXTRON website and can be found in Exhibit 1.1 of this report.

Share Capital

        The Company's share capital amounts to € 112,613,445 as per January 31, 2014. It is composed of 112,613,445 no-par value registered shares.

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

Corporate Governance

        AIXTRON's Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code was last updated in February 2014 and states that the Company has been in full compliance with the Corporate Governance Code with the exception of some minor deviations declared for precautionary reasons. It is posted together with the "Declaration on Corporate Governance" in the "Investors—Corporate Governance" section of AIXTRON's website at www.aixtron.com.

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

        In 2010, AIXTRON first issued a Compliance Manual which applies to all members of the Company's senior management. This manual is the basis for the principles of the Compliance Code of Conduct and provides a detailed view on all important areas of compliance and requirements deriving therefrom, applicable to the Executive Board, the Supervisory Board and the employees. It is regularly updated to reflect major legal changes. By signing each quarter, a representation letter, the senior managers thereby confirm that within their area of responsibility all compliance requirements were respected. Furthermore, they declare that in case of an update of the Compliance Manual, they will take note of the updated version, follow and communicate its contents within their area of responsibility.

        The AIXTRON Vendor Code of Conduct formulates ethical, moral, and compliance standards for the purchase and use of materials with Conflict Minerals in the supply chain. The purpose of the Vendor Code of Conduct is to communicate the Conflict Minerals Law, to introduce the due diligence process, to formulate the expectation to AIXTRON supply chain partners / vendors and to explain consequences of non-compliance.

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

        In conjunction with its annual report for the year ending December 31, 2013, the Company is required to include a report from its Management relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15 in this annual report on Form 20-F.

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

  •
  Rule 5605(c)—Audit Committee. AIXTRON is exempt from certain requirements under NASDAQ Rule 5605(c) with respect to a company's Audit Committee, which require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. AIXTRON currently has an Audit Committee. Nevertheless, consistent with German law, the independent auditors are elected at the annual general meeting, instead of being appointed by the Audit Committee. The independence of the members of AIXTRON's Supervisory Board committees is governed by the independence standards applicable to Supervisory Board members. Collectively, AIXTRON's Supervisory Board is responsible for many of the same functions as the committees required under NASDAQ Rules;

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

        AIXTRON's Supervisory Board has determined that as of December 31, 2013, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 5600 Series. In particular, AIXTRON's Supervisory Board has determined that each member of the Audit Committee is "independent" as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii).

C.    Material Contracts

        Apart from the following material contracts, all contracts AIXTRON has entered into during the course of the year 2013 were entered in the ordinary course of business.

Employment contracts of current members of the Executive Board

        The Company's employment contract with Martin Goetzeler, effective as of March 1, 2013 provides for a base salary of € 520,000 per year and a bonus in accordance with the employment contract (€ 500,000 for 2013, 4.0% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income") for the years after that). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income. For the purposes of a pension scheme, the Company pays Mr. Goetzeler € 80,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Goetzeler the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Goetzeler's present employment contract will expire on February 28, 2017.

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

Special Tax Rules for tax resident in Germany

        Since January 1, 2009 onwards 100% of dividends of shares held as private assets are subject to a 25% fixed tax rate plus 5.5% solidarity surcharge thereon. If church tax is individually applicable for the shareholder this part of taxation will be subject of the withholding as well. This tax will be final unless the individual tax rate of the shareholder is less than 25% and the shareholder opts for the tax assessment. Moreover, from 2009 on, capital gains from the sales of shares, acquired after December 31, 2008, are taxable as well, regardless of the percentage of the shareholding and of how long the shareholding has been held. Capital gains from the sale of shares acquired before January 1, 2009 are tax exempt if the shareholding has been held for more than one year and the taxpayer has held less than 1% of the registered share capital of the company during a five-year period immediately preceding the disposition. The lump sum deduction of investment income related expenses amounts to € 801 for individuals and € 1,602 for married couples. Further investment income related expenses will not be tax deductible.

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

        Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2013. AIXTRON's status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON were a PFIC, U.S. Holders generally would have additional U.S. tax filing requirements and would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

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

Management of Foreign Currency Exchange Rate Risk

        The Company's activities expose it to the financial risks of changes in foreign currency exchange rates. In order to manage foreign exchange risks, the Company routinely monitors if and to what extent currency hedging instruments should be used. In 2013, no hedging instruments were used. The main exchange rates giving rise to the risk are those between the US-Dollar, Pound Sterling, and Euro.

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

Impact of 10% increase of EUR vs. USD exchange rate	2013	2012	2011
	(EUR thousands)
Revenues	(10,866)	(13,959)	(48,844)
Net Result	(3,439)	(8,767)	(13,758)

Impact of 10% increase of EUR vs. GBP exchange rate	2013	2012	2011
	(EUR thousands)
Revenues	—	—	—
Net Result	1,504	3,910	8,075

Impact of 10% decrease of EUR vs. USD exchange rate	2013	2012	2011
	(EUR thousands)
Revenues	10,866	13,959	48,844
Net Result	3,439	8,767	13,758

Impact of 10% decrease of EUR vs. GBP exchange rate	2013	2012	2011
	(EUR thousands)
Revenues	—	—	—
Net Result	(1,504)	(3,910)	(8,075)

        The sensitivity of the Company's net income to exchange rate risk is reduced, in comparison with the effect on revenue, by the use of foreign currency exchange contracts and by the "natural hedge" effect of costs incurred in those currencies.

        It is the Company's policy, if it enters into foreign exchange contracts only to do so to hedge its exposure to foreign exchange rate risk. The Company has not entered any such contracts during 2013.

Interest Rate Risk

        The Company's income is subject to effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments and bank loans. During 2013, the Company received € 0.8 million (2012: € 2.3 million; 2011: € 3.4 million) of interest income.

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

        In 2013, Bank of New York Mellon granted reimbursements in the amount of USD 90,000 to AIXTRON.

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

        Based on such evaluation, AIXTRON's Chief Executive Officer Martin Goetzeler and Chief Financial Officer Wolfgang Breme have concluded that, as of December 31, 2013, AIXTRON's disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

        AIXTRON's Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for AIXTRON. Under the supervision and with the participation of AIXTRON's Chief Executive Officer and Chief Financial Officer, AIXTRON's Management conducted an evaluation of the effectiveness of AIXTRON's internal control over financial reporting based upon the 1992 framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report.

        Based on that evaluation, Management has concluded that AIXTRON's internal control over financial reporting was effective as of December 31, 2013.

        Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on the effectiveness of AIXTRON's internal control over financial reporting.

 Attestation Report of the Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

We have audited the internal control over financial reporting of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 25, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 25, 2014

 Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2013 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B:    Code of Ethics

        AIXTRON has adopted a Code of Ethics that applies to the members of the Company's Executive Board and senior financial officers nominated by AIXTRON's Executive Board. All of these Executive Board members and senior financial officers have agreed to abide by this Code. The aim of the Code is to prevent misconduct and promote upright and ethical conduct, including ethical handling of conflicts of interest, the complete, fair, precise, timely and transparent disclosure of quarterly and annual reports, compliance with prevailing laws, rules and regulations, the immediate internal reporting of breaches of the Code and responsibility for compliance with the Code. AIXTRON's Code of Ethics, which is filed as an exhibit to this annual report on Form 20-F, is consistent with the requirements of the NASDAQ Stock Market. The Company has revised its Code of Ethics in 2013 and has published the updated version of the code on its website at www.aixtron.com. A copy of the Code of Ethics is available on the AIXTRON website www.aixtron.com under the section Investors / Corporate Governance / Code of Ethics.

Item 16C:    Principal Accountant Fees and Services

        Aggregate fees billed to AIXTRON for the years ended December 31, 2013 and 2012 by AIXTRON's independent principal accountant, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates are as follows:

Type of Fees	Dec 31, 2013	Dec 31, 2012
	Million EUR
Audit fees	0.72	0.73
Audit-related fees	0.03	0.04
Tax fees	0.30	0.23
All other fees	0.03	0.00

Total	1.08	0.99

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

 Audit Committee Pre-Approval Policies

        In accordance with German law, AIXTRON's independent auditors are appointed at the Annual General Meeting based on a recommendation of the Company's Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors' independence. On May 23, 2013, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany ("Deloitte & Touche") was appointed to serve as the Company's independent auditors for the year ending December 31, 2013.

        In order to assure the integrity of independent audits, AIXTRON's Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company's independent auditors prior to the auditors' engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the SEC. In fiscal year 2013 the Audit Committee pre-approved 100% of the performance by Deloitte & Touche of the above specified audit and permitted non-audit services.

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

Item 16H:    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17:    Financial Statements

        Not applicable.

Item 18:    Financial Statements

        See pages F-1 to F-49, incorporated herein by reference.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended January 24, 2014.
2.1
Amended and Restated Deposit Agreement dated as of February 7, 2011 among AIXTRON SE, The Bank of New York Mellon, as Depositary, and all Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 1 to Form F-6, dated October 15, 2012, File No. 333-184427).
4.1
Exclusive Patent and Know-How License Agreement among AIXTRON, Centre National de la Recherche Scientifique and the Institut National Polytechnique de Grenoble (incorporated by reference to Exhibit 10.3 to Form F-4, dated February 8, 2005, File No. 333-122624).
4.2	Contract between AIXTRON and Mr. Wolfgang Breme, effective April 1, 2013. (English translation; incorporated by reference to Exhibit 4.5 to Form 20-F, dated February 28, 2013, File No. 000-51196)
4.3	Contract between AIXTRON and Dr. Bernd Schulte, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.7 to Form 20-F, dated June 22, 2006, File No. 000-51196).
4.4	Amendment to contract between AIXTRON and Dr. Bernd Schulte, dated October 20, 2004. (Incorporated by reference to Exhibit 4.8 to Form 20-F, dated June 22, 2006, File No. 000-51196).
8.1	List of Subsidiaries (incorporated by reference to the list of subsidiaries set forth in this report under the caption "Item 4. Information on the Company—Organizational Structure.")
11.1	Code of Ethics, revised in 2013.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte &Touche GmbH Wirtschaftsprüfungsgesellschaft.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 25, 2014

AIXTRON SE
/s/ MARTIN GOETZELER
Name:	Martin Goetzeler
Title:	Chairman, President and Chief Executive Officer

/s/ WOLFGANG BREME
Name:	Wolfgang Breme
Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

        We have audited the accompanying consolidated statements of financial position of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, consolidated statements of other comprehensive income, consolidated statements of cash flow, and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON SE and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 25, 2014

CONSOLIDATED INCOME STATEMENT

	Notes	2013	2012	2011
		in EUR thousands
Revenues	3	182,863	227,832	610,960
Cost of sales		190,251	227,402	379,529

Gross profit		(7,388)	430	231,431
Selling expenses		28,956	34,830	32,138
General administration expenses		18,223	19,551	33,978
Research and development costs	4	57,153	72,862	50,410
Other operating income	5	27,610	3,121	2,394
Other operating expenses	6	11,631	8,575	4,419

Operating result		(95,741)	(132,267)	112,880
Finance Income		839	2,353	3,393
Finance Expense		313	29	1,306

Net Finance Income	8	526	2,324	2,087
Result before taxes		(95,215)	(129,943)	114,967
Taxes on income/loss	9	5,801	15,493	35,431

Profit or loss for the year		(101,016)	(145,436)	79,536

Thereof attributable to the owners of Aixtron SE		(101,016)	(145,436)	79,536
Basic earnings or loss per share (EUR)	21	(0.98)	(1.44)	0.79
Diluted earnings or loss per share (EUR)	21	(0.98)	(1.44)	0.78

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	Note	2013	2012	2011
		in EUR thousands
Profit or loss for the year		(101,016)	(145,436)	79,536
Losses/gains from derivative financial instruments before taxes	20		9,226	(9,032)
Deferred taxes on derivative financial instruments	14		(2,788)	2,934
Currency translation adjustment		(6,130)	1,512	6,930
Other comprehensive income (loss)		(6,130)	7,950	832

Total comprehensive income or loss for the year		(107,146)	(137,486)	80,368

Thereof attributable to the owners of Aixtron SE		(107,146)	(137,486)	80,368

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	31/12/2013	31/12/2012
		in EUR thousands
Assets
Property, plant and equipment	11	79,866	97,552
Goodwill	12	64,115	64,346
Other intangible assets	12	3,058	4,218
Other non-current assets	13	907	677
Deferred tax assets	14	4,613	5,388
Tax receivables	15	177	236

Total non-current assets		152,736	172,417

Inventories	16	66,183	125,986
Trade receivables less allowance k€ 1,821 (2012: k€ 1,819)	17	27,654	37,291
Current tax receivables	10	5,388	7,127
Other current assets	17	4,925	7,660
Other financial assets	18	138,853	109,756
Cash and cash equivalents	19	167,454	99,734

Total current assets		410,457	387,554

Total assets		563,193	559,971

Liabilities and shareholders' equity
Fully paid capital Number of shares: 111,534,520 (2012: 100,896,098)		111,535	100,896
Additional paid-in capital		370,842	278,952
Retained earnings		(8,291)	92,725
Cumulated comprehensive income and expense recognised in equity		(8,683)	(2,553)

Total shareholders' equity	20	465,403	470,020
Other non-current payables		92	117
Other non-current provisions	24	1,977	1,206
Deferred tax liabilities	14	300	123

Total non-current liabilities		2,369	1,446
Trade payables	25	13,517	9,683
Advance payments from customers		46,188	45,969
Other current provisions	24	32,080	28,204
Other current liabilities	25	2,948	3,783
Current tax payables	10	688	770
Deferred revenues		0	96

Total current liabilities		95,421	88,505

Total liabilities		97,790	89,951

Total liabilities and shareholders' equity		563,193	559,971

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW

	Note	2013	2012	2011
		in EUR thousands
Cash inflow / outflow from operating activities
Profit or loss for the year		(101,016)	(145,436)	79,536
Reconciliation between profit or loss and cash inflow/outflow from operating activities
Expense from share-based payments		981	3,439	5,177
Depreciation, amortization and impairment expense		27,812	16,641	12,258
Net result from disposal of property, plant and equipment		11	149	49
Deferred income taxes		643	22,855	(8,739)
Change in
Inventories		57,938	59,571	(16,390)
Trade receivables		8,500	41,435	9,524
Other assets		4,209	14,943	(13,653)
Trade payables		4,841	(10,871)	(19,274)
Provisions and other liabilities		2,050	(28,743)	(2,132)
Deferred revenues		(92)	0	57
Non-current liabilities		1,977	(89)	(813)
Advance payments from customers		364	(19,131)	(51,945)

Cash inflow /outflow from operating activities		8,218	(45,237)	(6,345)

Cash inflow/outflow from investing activities
Cost related to acquisitions		0	(234)	0
Capital expenditures in property, plant and equipment		(9,603)	(15,768)	(27,184)
Capital expenditures in intangible assets		(465)	(715)	(2,978)
Proceeds from disposal of fixed assets		789	342	77
Bank deposits with a maturity of more than 90 days	18	(30,383)	11,934	80,537

Cash inflow/outflow from investing activities		(39,662)	(4,441)	50,452

Cash inflow/outflow from financing activities
Dividend paid to shareholders		0	(25,155)	(60,708)
Proceeds from issue of equity shares		101,553	883	3,179

Cash inflow/outflow from financing activities		101,553	(24,272)	(57,529)

Effect of changes in exchange rates on cash and cash equivalents		(2,389)	792	4,196
Net change in cash and cash equivalents		67,720	(73,158)	(9,226)
Cash and cash equivalents at the beginning of the period		99,734	172,892	182,118

Cash and cash equivalents at the end of the period	19	167,454	99,734	172,892

Interest paid		(3)	(28)	(140)
Interest received		1,172	2,091	2,675
Income taxes paid		(1,860)	(7,440)	(54,651)
Income taxes received		65	7,199	211

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders' equity attributable to the owners of AIXTRON SE
		in EUR thousands
Balance at January 1, 2011		100,101	267,070	(10,995)	(340)	244,488	600,324

Dividends to shareholders (€ 0.60 per share)						(60,708)	(60,708)
Share based payments			5,177				5,177
Issue of shares		610	2,569				3,179
Net income for the year						79,536	79,536
Other comprehensive income				6,930	(6,098)		832
Total comprehensive income for the year		0	0	6,930	(6,098)	79,536	80,368

Balance December 31, 2011 and January 1, 2012		100,711	274,816	(4,065)	(6,438)	263,316	628,340

Dividends to shareholders (€ 0.25 per share)						(25,155)	(25,155)
Share based payments			3,438				3,438
Issue of shares		185	698				883
Net loss for the year						(145,436)	(145,436)
Other comprehensive income				1,512	6,438		7,950
Total comprehensive income (loss) for the year		0	0	1,512	6,438	(145,436)	(137,486)

Balance December 31, 2012 and January 1, 2013		100,896	278,952	(2,553)	0	92,725	470,020

Share based payments			970				970
Issue of shares		10,639	90,920				101,559
Net Loss for the year						(101,016)	(101,016)
Other comprehensive income (Loss)				(6,130)			(6,130)
Total comprehensive income (Loss) for the year		0	0	(6,130)	0	(101,016)	(107,146)

Balance December 31, 2013		111,535	370,842	(8,683)	0	(8,291)	465,403

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

        These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board at its meeting held on February 24, 2014 for approval and publication.

2.     Significant Accounting Policies

(a)   Companies included in consolidation

        Companies included in consolidation are the parent company, AIXTRON SE, and 8 companies, in which AIXTRON SE has a 100% direct shareholding or control. The balance sheet date of all consolidated companies is December 31. A list of all consolidated companies is shown in note 31.

(b)   Basis of accounting

        The consolidated financial statements are presented in Euro (EUR). The amounts are rounded to the nearest thousand Euro (kEUR). Some items in the consolidated statement of financial position and consolidated income statement have been combined under one heading to improve the clarity of presentation. Such items are disclosed and commented on individually in the notes.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(g)   Financial Instruments

  (i)
  Financial Assets

  Financial assets are classified into the following specific categories: financial assets 'at fair value through profit or loss' (FVTPL), 'held to maturity investments', and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

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

        Allowance for slow moving, excess and obsolete, and otherwise unsaleable inventory is recorded based primarily on either the Company's estimated forecast of product demand and production requirement or historical usage. When the estimated future demand is less than the inventory, the Company writes down such inventories.

(i)    Operating Result

        Operating result is stated before finance income, finance expense and tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

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

  (iii)
  Share-based payment transactions

  The stock option programs allows members of the Executive Board, management and employees of the Company to acquire shares/ADS (see note 23) of the Company. These stock option programs are accounted for by AIXTRON according to IFRS 2. The fair value of options granted after November 7, 2002 is recognised as personnel expense with a corresponding increase in additional paid-in capital. The fair value is calculated at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. In the calculation of the personnel expense options forfeited are taken into account.

(m)  Provisions

        A provision is recognised when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle this obligation. If the effect is material, provisions are determined by discounting the expected future cash

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

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

IFRS 10—Consolidated Financial Statements	This standard replaces the parts of IAS 27 that deal with consolidated financial statements and changes the definition of control.
IFRS 12—Disclosures of interests in Other Entities	The standard generally increases the required disclosures for subsidiaries, joint arrangements, associates and unconsolidated entities.
Amendments to IAS 1—Presentation of Financial Statements

This standard amends the presentation requirements when an entity applies accounting policies retrospectively, or makes a retrospective restatement or reclassification of items in its financial statements.

Amendments to IFRS 7 Disclosures	The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements.
At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective
IFRS 9	Financial Instruments
IAS 36 (amendments)	Recoverable amount disclosures for Non-Financial Assets
IAS 39 (amendments)	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC Interpretation 21	Levies
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

        Revenues are recognised as disclosed in Note 2 (n).

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

Segment revenues and results

	Note	2013	2012	2011
	in EUR thousands
Equipment revenues		138,044	176,865	556,275
Spares and service		44,819	50,967	54,685

Revenue from external customers		182,863	227,832	610,960

Inventories recognized as an expense	16	117,900	113,083	255,357
Obsolescence and valuation allowance expense for inventories	16	17,885	40,947	41,602
Personnel expense	7	67,548	81,076	76,494
Depreciation	11	16,314	11,165	8,960
Impairment	6 / 11	9,888	2,756	0
Amortization	12	1,609	2,720	3,540
Other expenses		74,864	104,496	112,072
Foreign exchange losses	5	206	6,977	2,449
Other operating income	5	(27,610)	(3,121)	(2,394)

Segment profit/loss		(95,741)	(132,267)	112,880
Finance income	8	839	2,353	3,393
Finance expense	8	(313)	(29)	(1,306)

Profit/loss before tax		(95,215)	(129,943)	114,967

        The accounting policies of the reportable segment are identical to the Group's accounting policies as described in note 2. Segment profit represents the profit earned by the segment without the allocation of investment revenue, finance costs and income tax expense. This is the measure reported to the Executive Board for the purpose of resource allocation and assessment of performance.

Segment assets and liabilities

	31/12/2013	31/12/2012
	in EUR thousands
Semi-conductor equipment segment assets	246,708	337,730
Unallocated assets	316,485	222,241

Total Group assets	563,193	559,971

	31/12/2013	31/12/2012
	in EUR thousands
Semi-conductor equipment segment liabilities	96,802	89,057
Unallocated liabilities	988	894

Total Group liabilities	97,790	89,951

        For the purpose of monitoring segment performance and allocating resources all assets other than tax assets, cash and other financial assets are treated as allocated to the reportable segment. All liabilities are allocated to the reportable segment apart from tax liabilities and post-employment benefit liabilities.

        Additions to Property, Plant and Equipment, to Goodwill and to Intangible assets, and the depreciation and amortization expenses are given in notes 11 and 12. Other non-current assets increased by k€ 230 during 2013 (decreased by k€ 43 in 2012).

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

	2013	2012	2011
	in EUR thousands
Asia	141,785	177,490	547,782
Europe	24,213	21,352	26,322
Americas	16,865	28,990	36,856

Total	182,863	227,832	610,960

        Sales from external customers attributed to Germany, Aixtron's country of domicile, and to other countries which are of material significance are as follows:

	2013	2012	2011
	in EUR thousands
Germany	7,210	10,105	10,929
USA	14,805	28,868	35,871
Korea	30,578	29,759	57,744
China	56,788	71,611	314,900
Taiwan	43,177	47,147	157,446

        Revenues from all foreign countries outside of Germany were k€ 175,653, k€ 217,727 and k€ 600,031 for the years ended December 31, 2013, 2012 and 2011 respectively.

        Sales to one customer in 2013 amounted to 14.4% of Group revenue, in 2012 sales to one customer amounted to 11% of Group revenues. In 2011 there were no customers who accounted for more than 10% of Group revenues.

	Non-current assets
	Dec 31, 2013	Dec 31, 2012
	in EUR thousands
Asia	5,181	5,352
Europe excluding Germany	13,052	14,459
Germany	127,977	144,745
USA	1,736	2,237

Total Group non current assets	147,946	166,793

        Non-current assets exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

4.     Research and development

        Research and development costs, before deducting project funding received, were k€ 57,153, k€ 72,862 and k€ 50,410 for the years ended December 31, 2013, 2012 and 2011 respectively.

        After deducting project funding received and not repayable, net expenses for research and development were k€ 54,627, k€ 70,201 and k€ 49,003 for the years ended December 31, 2013, 2012 and 2011 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     Other operating income

	2013	2012	2011
	in EUR thousands
Research and development funding	2,526	2,661	1,407
Income from resolved contract obligations	225
Income from the reversal of provisions and the write-off of debts	33	78	92
Gain from the disposal of fixed assets	43		17
Compensation payments	22,638	11	2
Foreign exchange gains	746	136	367
Other	1,399	235	509

	27,610	3,121	2,394

        In June 2013 inventory belonging to Aixtron with an original cost of k€ 22,284 was destroyed by a fire in a third party warehouse in the United Kingdom. The inventory valuation had been written down by a provision of k€ 17,127 to a net amount of k€ 5,157. Insurance proceeds related to the incident amounting to k€ 22,479 are included within Compensation payments in Other operating income. The destroyed inventory, net of the provision, is expensed in cost of sales.

        The total amount of exchange gains and losses (see also note 6) recognised in profit or loss was a gain of k€ 540, (2012 loss k€ -6,841; 2011 loss k€ -2,082).

	2013	2012	2011
Foreign exchange gains	746	136	367
Foreign exchange losses (see note 6)	(206)	(6,977)	(2,449)

Net foreign exchange gains (losses)	540	(6,841)	(2,082)

Gains (losses) arising on financial instruments at FVTPL	0	(6,774)	(1,320)
Other foreign exchange gains (losses)	540	(67)	(762)

Net foreign exchange gains (losses)	540	(6,841)	(2,082)

6.     Other operating expenses

	2013	2012	2011
	in EUR thousands
Foreign exchange losses	206	6,977	2,449
Impairment of building	9,888
Losses from the disposal of fixed assets	54	149	66
Additions to allowances for receivables or write-off of receivables	142	1,449	101
Customs penalty			1,334
Other	1,341		469

	11,631	8,575	4,419

7.     Personnel expense

	2013	2012	2011
	in EUR thousands
Payroll	58,783	67,179	63,315
Social insurance contributions	6,444	8,732	6,777
Decrease/Increase in defined benefit plan obligations			(17)
Expense for defined contribution plans	1,340	1,712	1,355
Share based payments	981	3,453	5,064

	67,548	81,076	76,494

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Net finance income

	2013	2012	2011
	in EUR thousands
Interest income from financial assets
On financial assets measured at amortised cost	839	2,274	3,309
Other financial assets	0	79	84

	839	2,353	3,393

Interest expense from financial liabilities
On financial liabilities not at fair value through profit or loss	(313)	(29)	(546)
On financial liabilities at fair value through profit or loss			(760)

	(313)	(29)	(1,306)

Net finance income	526	2,324	2,087

        Interest income relates to interest on cash and cash equivalents and held to maturity investments.

9.     Income tax expense/benefit

        The following table shows income tax expenses and income recognised in the consolidated income statement:

	2013	2012	2011
	in EUR thousands
Current tax expense (+)/current tax income (-)
for current year	5,697	(4,508)	40,686
adjustment for prior years	(539)	(204)	552

Total current tax expense/income	5,158	(4,712)	41,238

Deferred tax expense (+)/deferred tax income (-)
from temporary differences	55	22,868	(5,802)
—Income/expense from changes in local tax rate	4	(56)	(5)
from reversals and write-downs	584	(2,607)

Total deferred tax expense/income	643	20,205	(5,807)

Taxes on income/loss	5,801	15,493	35,431

        Income/loss before income taxes and income tax expense relate to the following regions:

	2013	2012	2011
	in EUR thousands
Income/loss before income taxes
Germany	(104,284)	(101,617)	56,554
Outside Germany	9,069	(28,326)	58,413

Total	(95,215)	(129,943)	114,967

Income tax expense
Germany	353	21,143	18,867
Outside Germany	5,448	(5,650)	16,564

Total	5,801	15,493	35,431

        The Company's effective tax rate is different from the German statutory tax rate of 30.54% (2012: 30.54%; 2011: 30.21%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Income tax expense/benefit (Continued)

        The following table shows the reconciliation from the expected to the reported tax expense:

	2013	2012	2011
	in EUR thousands
Net result before taxes	(95,215)	(129,943)	114,967

Income tax expense/benefit (German tax rate)	(29,079)	(39,685)	34,732

Effect from differences to foreign tax rates	(1,768)	1,250	(1,574)
Non-deductible expenses	338	1,343	2,236
Non-consideration of tax claims from loss carryforwards	36,089	55,062
Reversal of Allowance/write-off against deferred tax assets	662	(2,607)	587
Effect from changes in local tax rate	4	(56)	(5)
Effect of the use of loss carryforwards	(1,752)	(1,482)	(1,369)
Effect of permanent differences	(25)	152	(71)
Other	1,332	1,516	895

Taxes on income/loss	5,801	15,493	35,431

Effective tax rate	(6.1)%	(11.9)%	30.8%

10.   Current tax receivable and payable

        As of December 31, 2013 the current tax receivable and payable, arising because the amount of tax paid in the current or in prior periods was either too high or too low, are k€ 5,388 (2012: k€ 7,127) and k€ 688 (2012: k€ 770) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
	in EUR thousands
Cost
Balance at January 1, 2012	41,263	51,258	17,429	44,955	154,905
Acquisitions	2,252	7,479	1,156	4,881	15,768
Disposals	119	6,182	44	2,639	8,984
Transfers	21,403	18,584	1,838	(41,825)	0
Effect of movements in exchange rates	40	(202)	(20)	3	(179)

Balance at December 31, 2012	64,839	70,937	20,359	5,375	161,510

Balance at January 1, 2013	64,839	70,937	20,359	5,375	161,510
Acquisitions	282	5,273	443	3,608	9,606
Disposals	1,476	639	859	745	3,719
Transfers		3,896	25	(3,921)	0
Effect of movements in exchange rates	(106)	(752)	(213)	(26)	(1,097)

Balance at December 31, 2013	63,539	78,715	19,755	4,291	166,300

Depreciation and impairment losses
Balance at January 1, 2012	11,694	37,163	9,872	0	58,729
Depreciation charge for the year	2,239	6,436	2,489		11,164
Impairment		253		2,503	2,756
Disposals	117	5,848	24	2,503	8,492
Transfers	(50)	48	2		0
Effect of movements in exchange rates	20	(207)	(12)		(199)

Balance at December 31, 2012	13,786	37,845	12,327	0	63,958

Balance at January 1, 2013	13,786	37,845	12,327	0	63,958
Depreciation charge for the year	2,383	11,602	2,329		16,314
Impairment	6,264	3,450	174		9,888
Disposals	1,471	639	810		2,920
Transfers					0
Effect of movements in exchange rates	(59)	(611)	(136)		(806)

Balance at December 31, 2013	20,903	51,647	13,884	0	86,434

Carrying amounts
At January 1, 2012	29,569	14,095	7,557	44,955	96,176

At December 31, 2012	51,053	33,092	8,032	5,375	97,552

At January 1, 2013	51,053	33,092	8,032	5,375	97,552

At December 31, 2013	42,636	27,068	5,871	4,291	79,866

Depreciation

        Depreciation expense amounted to k€ 16,314 for 2013 and was k€ 11,164 and k€ 8,959 for 2012 and 2011 respectively.

        During each financial year, asset useful lives are reviewed in accordance with IAS 16. The effect of the changes in assets useful lives has been to increase the depreciation expense in 2013 by k€ 2,160 (2012 k€ nil, 2011 k€ nil) compared with the depreciation which would have occurred had the asset useful lives remained unchanged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Property, plant and equipment (Continued)

Impairments

        In 2013 impairment charges of k€ 9,888 were made in respect of a building and specific equipment contained in that building in Herzogenrath, Germany. The impairment losses are recorded in Other operating expenses in the Income Statement, within Aixtron's one operating segment, and are also shown in the table above.

        The company decided to relocate its main activities from its Kaiserstrasse facility in Herzogenrath to a purpose built building nearby. Consequently, the recoverable amount of the Kaiserstrasse facility was re-assessed as its fair value less costs of disposal, which is k€ 5,500.

        The valuation was carried out by a professionally qualified valuer (CIS Immobiliengutachter HypZert fuer finanzwirtschaftliche Zwecke) and is level 2 in the hierarchy of valuations in IFRS 13. The valuation was based on observable inputs from comparable property transactions. The valuation given of the building was k€ 5,670 and an allowance for the costs of disposal of k€ 170 has been made against this.

        The building is expected to be put on the market for sale in the near future.

        In 2012 impairment charges of k€ 2,756 were made in respect of specific test equipment for discontinued products. They are reported within the line item research and development costs in the Income Statement. During 2011 no impairment charges were necessary.

Assets under construction

        Assets under construction relates mainly to the research and development centre in Germany in 2012 and to self-built systems for development laboratories in 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets

	Goodwill	Other intangible assets	Total
	in EUR thousands
Cost
Balance at January 1, 2012	81,461	37,548	119,009
Acquisitions		715	715
Disposals			0
Effect of movements in exchange rates	368	(295)	73

Balance at December 31, 2012	81,829	37,968	119,797

Balance at January 1, 2013	81,829	37,968	119,797
Acquisitions		464	464
Disposals		718	718
Effect of movements in exchange rates	(325)	(881)	(1,206)

Balance at December 31, 2013	81,504	36,833	118,337

Amortisation and impairment losses
Balance at January 1, 2012	17,383	31,343	48,726
Amortisation charge for the year		2,720	2,720
Disposals			0
Effect of movements in exchange rates	100	(313)	(213)

Balance at December 31, 2012	17,483	33,750	51,233

Balance at January 1, 2013	17,483	33,750	51,233
Amortisation charge for the year		1,609	1,609
Disposals		718	718
Effect of movements in exchange rates	(94)	(866)	(960)

Balance at December 31, 2013	17,389	33,775	51,164

Carrying amounts
At January 1, 2012	64,078	6,205	70,283

At December 31, 2012	64,346	4,218	68,564

At January 1, 2013	64,346	4,218	68,564

At December 31, 2013	64,115	3,058	67,173

Amortisation and impairment expenses for other intangible assets

        Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2013		2012		2011
	Amortisation	Impairment	Amortisation	Impairment	Amortisation	Impairment
	in EUR thousands
Cost of sales	0	0	202	0	1,000	0
Selling expenses	1	0	5	0	255	0
General administration expenses	1,461	0	1,915	0	1,670	0
Research and development costs	147	0	598	0	615	0

	1,609	0	2,720	0	3,540	0

        In 2013, 2012 and 2011, no impairment losses were incurred and no reversals of impairment losses were made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

        The amortisation expected to be charged on other intangible assets in the future years is as follows:

in EUR thousands
2014	1,300
2015	682
2016	492
2017	156
2018	113
After 2018	315

        The actual amortisation can differ from the expected amortization.

Impairment of goodwill

        At the end of 2013 the Group assessed the recoverable amount of goodwill and determined that no impairment loss had to be recognized (2012: k€ 0; 2011 k€ 0).

        The carrying value of goodwill was k€ 64,115 (2012 k€ 64,346; 2011 k€ 64,078).

        As at the end of 2013 the cash generating unit, to which the goodwill has been allocated, is the Aixtron Group operational segment.

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

        As at December 31, 2013 the market capitalisation of Aixtron was € 1,172.8 million, based on a share price of € 10.515 and issued shares (excluding Treasury Shares) of 111,534,520.

        In an orderly selling process costs are incurred. Aixtron has used 1.5% to account for the costs to sell.

        A control premium of 20% has been applied to adjust the market capitalization to the fair value. Market capitalisation was also adjusted for net debt and tax assets prior to comparing it to the carrying amount of the CGU. The analysis shows that the fair value less costs to sell of the CGU Aixtron exceeds its carrying amount and that Goodwill is not impaired.

	Impairment Test 2013	Impairment Test 2012	Sensitivity Analysis 2013
	Euro millions
Market capitalisation as of December 31, 2013 (December 28, 2012)	1,172.8	896.0	472.5
Costs to sell in percentage	1.50%	1.50%	1.50%
Costs to sell	(17.6)	(13.4)	(7.1)

Market capitalisation less cost to sell	1,155.2	882.6	465.4

Control premium in percentage	20.00%	20.00%	0.00%
Control premium	231.0	179.2	0.0

Market capitalisation and control premium less cost to sell	1,386.2	1,061.8	465.4
Net debt	(306.3)	(209.5)	(306.3)
Tax assets	(9.2)	(11.9)	(9.2)

Fair value less costs to sell of CGU	1,070.7	840.4	149.9
Carrying amount of the CGU	149.9	248.7	149.9

Surplus of fair value less cost to sell over carrying amount	920.8	591.7	0.0

Surplus of fair value less cost to sell over carrying amount as a percentage	614%	238%	0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

        The fair value less costs to sell, which is the recoverable amount, exceeds the carrying amount of the CGU by 614% (2012 238%).

        A sensitivity analysis of the impairment test, in which the control premium is reduced to zero, shows that the carrying amount of the CGU would equal the recoverable amount should the market capitalisation of AIXTRON fall by 60% (2012 47%) to € 472.5 million (2012 € 477.3 million).

13.   Other non-current assets

        Other non-current assets totalling k€ 907 (2012: k€ 677) include mainly rent deposits for buildings.

14.   Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets are recognised at the level of individual consolidated companies in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was kEUR nil (2012: k€ 151).

        Deferred taxes for tax losses in the amount of k€ 88,664 (2012: k€ 90,897) and on deductible temporary differences in the amount of k€ 27,021 (2012: k€ 20,984) were not recognised. Tax losses in the amount of k€ 71,811 can be used indefinitely (2012: k€ 53,302), k€ 10,309 expire by 2018 (2012: k€ 7,302, by 2017) and k€ 6,544 expire after 2018 (2012: k€ 30,293 after 2017).

        The following table shows the development of temporary differences during the financial year:

        Deferred tax assets and liabilities are attributable to the following items

	Assets		Liabilities		Net
	2013	2012	2013	2012	2013	2012
	in EUR thousands
Property, plant and equipment	124	53			124	53
Trade receivables	693	0			693	0
Inventories	959	1,690			959	1,690
Employee benefits	209	191			209	191
Currency translation	29	12			29	12
Provisions and other liabilities	53	(638)			53	(638)
Intangible assets	(711)				(711)	0
Other	(71)	(16)	(300)	(123)	(371)	(139)
Tax losses	3,328	4,096			3,328	4,096
Derivative financial instruments					0	0

Deferred tax assets (+) liabilities (-)	4,613	5,388	(300)	(123)	4,313	5,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Deferred tax assets and liabilities (Continued)

	Balance at January 1, 2013	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2013
	in EUR thousands
Property, plant and equipment	53	71	0	124
Trade receivables	0	693	0	693
Inventories	1,690	(731)	0	959
Employee benefits	191	18	0	209
Currency translation	12	326	(309)	29
Provisions and other liabilities	(638)	691	0	53
Customer advances	0	0	0	0
Intangible assets	0	(711)	0	(711)
Other	(139)	(232)	0	(371)
Tax losses	4,096	(768)	0	3,328
Derivative financial instruments	0	0	0	0

	5,265	(643)	(309)	4,313

	Balance at January 1, 2012	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2012
	in EUR thousands
Property, plant and equipment	10	43	0	53
Trade receivables	7,160	(7,160)	0	0
Inventories	13,629	(11,932)	(7)	1,690
Employee benefits	59	138	(6)	191
Currency translation	0	(118)	130	12
Provisions and other liabilities	(2,955)	2,325	(8)	(638)
Customer Advances	1,578	(1,578)	0	0
Intangible assets	5,576	(5,576)	0	0
Other	(105)	(26)	(8)	(139)
Tax losses	1,688	2,458	(50)	4,096
Derivative financial instruments	1,567	1,221	(2,788)	0

	28,207	(20,205)	(2,737)	5,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Long term receivable from current tax

        Long term receivables from current tax consist of a receivable from corporate tax which will be refunded over a period of five years. The amount included in long term receivables is for the amount receivable after more than one year from the balance sheet date.

16.   Inventories

	Note	2013	2012
		in EUR thousands
Raw materials and supplies		23,307	49,272
Work in process		38,606	64,984
Finished goods and services completed		0	1,790
Inventories at customers' locations		4,270	9,940

		66,183	125,986

		2013	2012
		in EUR thousands
Inventories recognised as an expense during the period	3	117,900	113,083
Reversals of write-downs recognised during the year	3	(17,127)	0

		100,773	113,083

Write-down of inventories during the year	3	35,012	40,947
Inventories measured at net realisable value		17,959	8,135
Carrying amount of inventories pledged as security for liabilities		0	0

        On June 28th, 2013 a fire at a warehouse in the United Kingdom destroyed inventory with an original cost of k€ 22,284. At that date, the inventory valuation had been written down by a provision of k€ 17,127 to k€ 5,157. The provision was reversed because the inventory was expensed at that time.

        Inventories recognised as an expense during the period includes the inventory destroyed in the fire in 2013 (2012 nil).

17.   Trade receivables and other current assets

	2013	2012
	in EUR thousands
Trade receivables	29,475	39,110
Allowances for doubtful accounts	(1,821)	(1,819)

Trade receivables—net	27,654	37,291

Prepaid expenses	735	955
Reimbursement of research and development costs	1,196	1,553
Advance payments to suppliers	61	897
VAT recoverable	2,187	2,572
Other assets	746	1,683

Total other current assets	4,925	7,660

	32,579	44,951

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Trade receivables and other current assets (Continued)

        Additions to allowances against trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances against receivables developed as follows:

	2013	2012
	in EUR thousands
Allowance at January 1	1,819	389
Translation adjustments	(10)	(7)
Impairment losses recognised	89	1,593
Used	(25)	(29)
Impairment losses reversed	(52)	(127)

Allowance at December 31	1,821	1,819

        Ageing of past due but not impaired receivables

	2013	2012
	in EUR thousands
1-90 days past due	1,437	1,971
More than 90 days past due	2,023	1,246

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

        At the balance sheet date one customer accounted for 16% of the company's net trade receivables, no other customer accounted for more than 10% of trade receivables. In 2012 one customer accounted for 26% of the company's net trade receivables, no other single customer accounted for more than 10% of trade receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

        Included in the Company's trade receivable balance are debtors with a carrying amount of k€ 3,460 (2012: k€ 3,217) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality, and although the company has no collateral, the amounts are still considered recoverable.

        In determining the financial assets which may be individually impaired the Company has taken into account the likelihood of recoverability based on the past due nature of certain receivables, and our assessment of the ability of all counter-parties to perform their obligations.

18.   Other financial assets

        Other financial assets of k€ 138,853 (2012: k€ 109,756) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

        An analysis of the maturities at December 31, 2013 and 2012 is as follows:

	2013	2012
	In EUR thousands
Maturity up to 180 days	38,853	94,756
Maturity 181 days to 365 days	100,000	15,000

	138,853	109,756

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Cash and cash equivalents

	2013	2012
	in EUR thousands
Cash-in-hand	5	9
Bank balances	167,449	99,725

Cash and Cash equivalents	167,454	99,734

        Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

        Bank balances included k€ 0 given as security (2012: k€ 0) at December 31, 2013.

20.   Shareholders' Equity

FULLY PAID CAPITAL

	2013	2012
January 1	101,975,023	101,789,527
Shares issued during the year	10,638,422	185,496

Issued and fully paid capital at December 31, including Treasury Shares	112,613,445	101,975,023

Treasury shares	(1,078,925)	(1,078,925)

Issued and fully paid share capital at December 31 under IFRS	111,534,520	100,896,098

        The share capital of the company consists of no-par value shares and was fully paid-up during 2013 and 2012. Each share represents a portion of the share capital in the amount of € 1.00.

Authorised share capital

        Authorised share capital, including issued capital, amounted to € 203,422,077 (2012: 203,579,052).

Additional paid-in capital

        Additional paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

        In 2013 the company issued 10,638,422 shares. Of these, 10,223,133 were issued to qualified investors under an accelerated book-building process in October 2013, the remainder were issued as a result of the exercise of stock options during the year. Shares issued in 2012 were all issued as a result of stock options being exercised.

        The Company regards its shareholders' equity as capital for the purpose of managing capital. Changes in Shareholders' equity are shown in the Consolidated Statement of Changes in Equity. The Company considers its capital resources to be adequate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Shareholders' Equity (Continued)

Income and expenses recognised in other comprehensive income

	Currency translation	Derivative financial instruments	Total
	in EUR thousands
Balance at December 31, 2010	(10,995)	(340)	(11,335)

Change in currency translation	6,930		6,930
taxes		(9,032)	(9,032)
Deferred taxes		2,934	2,934

Balance at December 31, 2011	(4,065)	(6,438)	(10,503)

Change in currency translation	1,512		1,512
Change in unrealised gains/losses before taxes		9,226	9,226
Deferred taxes		(2,788)	(2,788)

Balance at December 31, 2012	(2,553)	0	(2,553)

Change in currency translation	(6,130)		(6,130)

Balance at December 31, 2013	(8,683)	0	(8,683)

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

	2013	2012	2011
Earnings/loss per share
Net profit/loss attributable to the shareholders of AIXTRON SE in k€	(101,016)	(145,436)	79,536
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share	103,016,618	100,805,804	100,530,006

Basic earnings/loss per share (EUR)	(0.98)	(1.44)	0.79

Earnings/loss per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON SE in k€	(101,016)	(145,436)	79,536
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share	103,016,618	100,805,804	100,530,006
Dilutive effect of share options	0	0	1,304,711
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share (diluted)	103,016,618	100,805,804	101,834,717

Diluted earnings/loss per share (EUR)	(0.98)	(1.44)	0.78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   Earnings/Loss per share (Continued)

        The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

Number of shares	2013	2012	2011
Share options	3,289,025	3,366,396	2,305,590

22.   Employee benefits

Defined contribution plan

        The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees' base salaries. In 2013 the expense recognised for defined contribution plans amounted to k€ 1,340 (2012: k€ 1,712, 2011: k€ 1,338).

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

        In the three years ending 2013 no payments were made under these plans. The value of the obligations from pension plans is determined annually at December 31. During 2010 these obligations were contracted out to an insurance company. Following the transfer of the pension obligation to the insurance company, the guaranteed increase in pensions is 1% only. The company does not expect to have any further obligation under these schemes.

Movements in the present value of defined benefit obligations

	2013	2012	2011
	in EUR thousands
Present value of defined benefit obligations at January 1	1,466	1,024	1,048
Interest expense	48	54	51
Actuarial gains and losses	(29)	388	(58)
Settlement			(17)

Present value of defined benefit obligations at December 31	1,485	1,466	1,024

The amount included in the consolidated statement of financial position arising from defined benefit obligations is

	2013	2012	2011	2010	2009
	in EUR thousands
Present value of defined benefit obligations	1,485	1,466	1,024	1,048	1,064
Fair value of scheme assets—funded	(1,485)	(1,466)	(1,024)	(1,031)	0

Defined benefit liability—unfunded	0	0	0	17	1064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Employee benefits (Continued)

Expense recognised in the consolidated income statement

	2013	2012	2011
	in EUR thousands
Interest expense	0	0	0
Actuarial gains and losses	0	0	(17)

	0	0	(17)

Development of plan assets

	2013	2012	2011
	in EUR thousands
at January 1	1,466	1,024	1,031
Contributions by the sponsoring companies	0	0	0
Return from plan assets	48	54	51
Actuarial gains and losses	(29)	388	(58)

	1,485	1,466	1,024

        In the 2013 income statement, the income of k€ nil (2012 k€ nil; income 2011 k€ 17) is recognised in general administration expense.

        The following table shows the principal actuarial assumptions.

	2013	2012
Biometrical calculation assumptions	Heubeck tables 2005G	Heubeck tables 2005G
Interest rate at December 31	3.40%	3.30%
Expected salary increase	0.00%	0.00%
Expected pension increase	1.00%	1.00%
Expected rate of return on plan assets	3.40%	3.30%

23.   Share-based payment

        The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

        In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. Under this plan 890,976 options for the purchase of 1,514,710 common shares were outstanding as of December 31, 2013.

AIXTRON stock option plan 2002

        In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. No grants were issued with a strike price less

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

than fair market value. A total of 161,447 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2013.

AIXTRON stock option plan 2007

        In May 2007, options were authorized to purchase 3,919,374 shares of common stock. 50% of the granted options may be executed after a waiting period of not less than two years, further 25% after three years and the remaining 25% after at least four years. The options expire 10 years after they have been granted. Under the terms of the 2007 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. A total of 1,607,278 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2013.

AIXTRON stock option plan 2012

        In May 2012, options were authorized to purchase shares of common stock. The granted options may be exercised after a waiting period of not less than four years. The options expire 10 years after they have been granted. Under the terms of the 2012 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 30%. As of December 31, 2013 no options had been granted under this plan.

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

        A total of 5,590 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2013. Upon exercise of options new shares are issued from the trust (see note 20).

Summary of Stock Option Transactions

AIXTRON share options

	2013		2012
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(EUR)		(EUR)
Balance at January 1	4,274,126	21.68	4,519,641	21.06
Granted during the year	0	0.00	31,000	15.75
Exercised during the year	415,289	5.31	185,496	4.79
Forfeited during the year	575,402	23.29	91,019	23.29

Outstanding at December 31	3,283,435	23.47	4,274,126	21.68

Exercisable at December 31	2,014,503	26.22	937,426	23.24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

Genus share options

	2013		2012
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(USD)		(USD)
Balance at January 1	6,610	7.44	6,610	7.44
Exercised during the year
Expired during the year	1,020	12.35

Outstanding at December 31	5,590	6.55	6,610	7.44

Exercisable at December 31	5,590	6.55	6,610	7.44

AIXTRON Stock Options as of December 31, 2013

Exercise price per share (EUR)	Underlying shares represented by outstanding options	Shares represented by exercisable options	Average option life (in years)
18.70	406,824	406,824	0.5
67.39	334,416	334,416	1.5
26.93	310,800	0	2.5
7.48	462,670	0	3.5
6.17	39,322	39,322	0.5
3.83	122,125	122,125	2.5
10.09	226,325	226,325	4.0
4.17	133,553	133,553	5.0
24.60	590,950	443,213	6.0
26.60	617,450	308,725	7.0
12.55	14,000	0	8.0
15.75	25,000	0	9.0

	3,283,435	2,014,503

Genus Stock Options as of December 31, 2013

Average exercise price (USD)	Outstanding	Exercisable	Average option life (in Years)
3.55	1,000	1,000	0.9
7.20	4,590	4,590	0.3

	5,590	5,590

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

        In 2013, the personnel expenses from share-based payments, all of which were equity settled share based payments, were k€ 981 (2012: k€ 3,453; 2011: k€ 5,064).

        As of December 31, 2013 an amount of k€ 622 relating to stock options granted prior to that date had not yet been recognised as a personnel expense. This amount will be charged over the periods to 2016. The expected allocation of the expense is as follows: 2014: k€ 541, 2015: k€ 79 and 2016 k€ 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

AIXTRON share options granted

	in 2013	in 2012	in 2011
Fair value on grant date	N/A	4.66 €	3.22 €

Price per share	N/A	12.74 €	9.95 €
Exercise price	N/A	15.75 €	12.55 €
Expected volatility	N/A	55.96%	59.03%
Option life	N/A	10,0 years	10,0 years
Expected dividend payments	N/A	0.33 €	0.38 €
Risk-free interest rate	N/A	1.47%	2.02%

  The expected volatility is based on historical volatility.

24.   Provisions

        Development and breakdown of provisions

	01.01.2013	Exchange rate differences	Usage	Reversal	Addition	31.12.2013	Current	Non- current
	in EUR thousands
Personnel expenses	8,244	(120)	5,808	925	4,314	5,705	5,705	0
Warranties	6,252	29	1,107	2	7,417	12,589	10,846	1,743
Onerous contracts	4,669	(6)	2,021		2,760	5,402	5,402	0
Commissions	2,170	(1)	1,623	106	813	1,253	1,253	0
Other	8,075	(69)	5,113	191	6,406	9,108	8,874	234

Total	29,410	(167)	15,672	1,224	21,710	34,057	32,080	1,977

	01.01.2012	Exchange rate differences	Usage	Reversal	Addition	31.12.2012	Current	Non- current
	in EUR thousands
Personnel expenses	14,407	(56)	11,466	2,015	7,374	8,244	8,244	0
Warranties	3,579	(23)	3,135	96	5,927	6,252	5,262	990
Onerous contracts	416		19	399	4,671	4,669	4,669	0
Commissions	6,538	(3)	5,543		1,178	2,170	2,170	0
Other	11,618	(92)	9,047	148	5,744	8,075	7,859	216

Total	36,558	(174)	29,210	2,658	24,894	29,410	28,204	1,206

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

Commissions

        Commissions are payable to sales agents and are recorded as financial liabilities.

Warranties

        Warranty provisions are the estimated unavoidable costs of providing parts and service to customers during the normal warranty periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Provisions (Continued)

Other provisions

        Other provisions consist mainly of the estimated cost of services received.

        For provisions existing at both December 31, 2013 and December 31, 2012, the economic outflows resulting from the obligations that are provided for are expected to be settled within one year of the respective balance sheet date for current provisions and within two years of the respective balance sheet date, but more than one year, for non-current provisions.

25.   Trade payables and other current liabilities

        The liabilities consist of the following:

	2013	2012
	in EUR thousands
Trade payables	13,517	9,683

Liabilities from grants	1,507	1,740
Payroll taxes and social security contributions	1,111	981
VAT and similar taxes	94	739
Other liabilities	236	323

	2,948	3,783

	16,465	13,466

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

        Where the Company uses derivative financial instruments it does so to hedge exposure to fluctuations in foreign exchange rates.

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

        As at December 31, 2013 the group had no borrowings (2012 nil). Financial liabilities, all due within one year, of k€ 16,465 (2012 k€ 13,466) consisting of trade payables and other liabilities and are shown in Note 25, together with an analysis of their maturity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

        As at December 31, 2013 the group had k€ 167,454 cash and cash equivalents (2012 k€ 99,734) and a further k€ 138,853 of fixed deposits with banks (2012 k€ 109,756).

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

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2013	2012	2013	2012
	in EUR thousands
US Dollars	(44,424)	(43,342)	83,781	72,064
GB Pounds	(1,612)	(2,168)	15,227	17,124

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

	USD Currency Effect
Increase in value of Euro by 10% k€	2013	2012
Profit or loss	530	1,266
Other comprehensive income	—	—

	USD Currency Effect
Decrease in value of Euro by 10% k€	2013	2012
Profit or loss	(530)	(1,266)
Other comprehensive income	—	—

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

Forward foreign exchange contracts

        The company had no forward foreign exchange contracts with banks at December 31, 2013 or December 31, 2012.

Foreign currency cash flow hedges

        As of 31st December 2013, the aggregate amount of unrealised gains on forward foreign exchange contracts deferred in the hedging reserve relating to the exposure on anticipated future transactions is k€ nil (2012: k€ nil).

        There were no unrealised losses or gains (unrealised losses 31 December 2011: k€ 6,438) included in income and expenses recognised in equity as of December 31, 2012. The losses actually realised in 2013 were k€ nil (2012: losses k€ 8,531).

Foreign currency option contracts

        The company had no option contracts as at December 31, 2013 or December 31, 2012.

Fair values

        Cash and cash equivalents, Loans and receivables and Held to maturity investments are stated at amortised cost. At FVTPL are classed as at fair value through profit or loss and are designated as such upon initial recognition. At FVTPL includes accrued receivables arising as the difference between the fair value of revenue (note 3) and the invoiced amounts. The fair value is level 2 in the fair value hierarchy.

        The fair values and the carrying amounts of the financial instruments shown in the balance sheet are shown in the following table. Financial assets are classified into categories.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

FINANCIAL ASSETS 2013

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Cash and cash equivalents	167,454	0	0	0	167,454
Other financial assets	0	0	138,853	0	138,853
Other non-current assets	0	907	0	0	907
Trade receivables	0	27,266	0	388	27,654

Total	167,454	28,173	138,853	388	334,868

At amortized cost	167,454	28,173	138,853		334,480
At fair value				388	388

FINANCIAL LIABILITIES 2013

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Other payables at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Trade payables	0	0	13,517	0	13,517
Advance payments from customers (not in scope of IFRS 7)	0	0	46,188	0	46,188

Total	0	0	59,705	0	59,705

At amortized cost	0	0	59,705		59,705
At fair value				0	0

FINANCIAL ASSETS 2012

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Cash and cash equivalents	99,734	0	0	0	99,734
Other financial assets	0	0	109,756	0	109,756
Other non-current assets	0	677	0	0	677
Trade receivables	0	29,683	0	7,608	37,291

Total	99,734	30,360	109,756	7,608	247,458

At amortized cost	99,734	30,360	109,756		239,850
At fair value				7,608	7,608

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

FINANCIAL LIABILITIES 2012

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Other payables at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Trade payables	0	0	9,683	0	9,683
Advance payments from customers (not in scope of IFRS 7)	0	0	45,969	0	45,969

Total	0	0	55,652	0	55,652

At amortized cost	0	0	55,652		55,652
At fair value				0	0

Trade receivables/payables

        For trade receivables/payables due within less than one year, measured at amortised cost, the fair value is taken to be the carrying amount. All other receivables/payables, measured at amortised cost, are discounted to determine the fair value.

27.   Operating leases

LEASES AS LESSEE

        Non-cancellable operating lease rentals are payable as follows:

in EUR thousands
Not later than one year	3,342
Later than one year and not later than five years	4,667
Later than five years	258

8,267

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

        The expenses for leasing contracts were k€ 3,957, k€ 4,393 and k€ 4,490 for 2013, 2012 and 2011 respectively.

28.   Capital commitments

        As of December 31, 2013, the Company had entered into purchase commitments with suppliers in the amount of k€ 30,270 (2012: k€ 33,860) for purchases within the next 12 months. Commitments for capital expenditures for fixed assets are k€ 831 (2012: k€ 437) as of December 31, 2013.

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

        For contracts entered into before 2013, the variable bonus scheme for the collective Executive Board (profit-sharing) is based on consolidated net income for the year and is paid from an "accrued internal bonus", defined as up to 10% of the modified consolidated net income for the year, but not to exceed € 6.5 million in total. The modified consolidated net income for the year is obtained from the Company's Consolidated Financial Statements (IFRS) certified by the auditor, less a consolidated loss carry forward figure and those amounts that are to be allocated to retained earnings in the Annual Financial Statements of AIXTRON by law or in accordance with the Articles of Association. The consolidated loss carry forward is obtained from consolidated net losses from previous years, less consolidated net income from subsequent fiscal years.

        In addition, as a variable component acting as a long-term incentive with an element of risk, the members of the Executive Board may receive a share-based payment in the form of options that are granted under AIXTRON's stock option plans. The stock option plans, including the exercise thresholds, are adopted at each General Meeting. The number of options granted to the Executive Board is stipulated by the Supervisory Board. Further details on the outstanding stock options of the Executive Board as well as comments on the respective stock option plans are set out further in this report.

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

        In accordance with Section 120(4) of the German Stock Corporation Act, the remuneration system was approved by the General Meeting on May 18, 2010.

        For other contracts, the new compensation scheme envisages that variable bonuses—which will be continued to be provided from an "accrued internal bonus" as defined above—will be paid half through a monetary element and half in shares. That part of the variable bonus payable in shares will be converted into whole numbers of shares of the Company and will be deferred until the third bank working day following the ordinary General Meeting in the third fiscal year after having been granted to the Board members. The number of the shares to be granted for the part of the variable bonus payable in shares will be determined in accordance with the closing price of the share of the Company on the third bank working day following the ordinary General Meeting which is presented with the annual financial statements of the Company and the consolidated financial statements for the fiscal year for which the bonus is granted. The shares will be granted from treasury shares.

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

        On February 18, 2013 Mr. Martin Goetzeler was appointed as new Executive Board member of AIXTRON SE; he took up his office on March 1, 2013. The revised remuneration system was approved by the General Meeting on May 23, 2013.

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

        The members of the Supervisory Board also receive, in aggregate, a variable compensation of 1% of the Company's balance sheet profit, less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman of the Supervisory Board receives 6/17 of the variable compensation, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17. The variable compensation is limited to the fourfold of the fixed compensation per Supervisory Board member. In addition, committee members receive an attendance fee of € 2.000 for attending a committee meeting, with the Chairman of the committee receiving triple this amount. The total annual attendance fee per Supervisory Board member is limited to one and a half times that individual's fixed compensation.

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

Individual Structure of Remuneration

Executive Board Remuneration

        In fiscal year 2013, the cash remuneration of the Executive Board (including benefits in kind and allowances for pensions) totalled € 2,584,833 (2012: € 1,124,274; 2011: € 7,623,754). During the past fiscal year, the Executive Board was allocated 0 options (2012: 0; 2011: 0). The breakdown among the individual members of the Executive Board in Euros for the years 2011 to 2013 is presented in the table below.

	Martin Goetzeler President/CEO since 1. March 2013
	Granted remuneration					Amounts received by the individual
	2011	2012	2013	2013 (Min)	2013 (Max)	2011	2012	2013
Fixed remuneration	0	0	506,667	506,667	506,667	0	0	506,667
Termination benefits
Other			11,063	11,063	11,063	0	0	11,063
Sub-total	0	0	517,730	517,730	517,730	0	0	517,730
One-year variable remuneration			500,000	500,000	2,888,889	0	0	0
Multi-year variable remuneration						0	0	0
Share option program 2007 (Tranche 2008)
Share option program 2002 (Tranche 2006)
Share option program 2002 (Tranche 2004)
Share option program 2002 (Tranche 2003)
Sub-total	0	0	500,000	500,000	2,888,889	0	0	0
Pension expense	0	0	0			0	0	0

Total remuneration	0	0	1,017,730	1,017,730	3,406,619	0	0	517,730

	Dr. Bernd Schulte Vice President and Chief Operating officer
	Granted remuneration					Amounts received by the individual
	2011	2012	2013	2013 (Min)	2013 (Max)	2011	2012	2013
Fixed remuneration	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000
Termination benefits
Other	12,527	12,527	12,527	12,527	12,527	12,527	12,527	12,527
Sub-total	377,527	377,527	377,527	377,527	377,527	377,527	377,527	377,527
One-year variable remuneration	1,805,556	0	0	0	1,805,556	1,805,556	1,805,556
Multi-year variable remuneration								0
Share option program 2007 (Tranche 2008)
Share option program 2002 (Tranche 2006)
Share option program 2002 (Tranche 2004)
Share option program 2002 (Tranche 2003)
Sub-total	1,805,556	0	0	0	1,805,556	1,805,556	1,805,556	0
Pension expense	0	0	0	0	0	0	0	0

Total remuneration	2,183,083	377,527	377,527	377,527	2,183,082	2,183,083	2,183,083	377,527

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties (Continued)

	Wolfgang Breme Vice President and Chief Financial Officer
	Granted remuneration					Amounts received by the individual
	2011	2012	2013	2013 (Min)	2013 (Max)	2011	2012	2013
Fixed remuneration	300,000	300,000	330,769	330,769	330,769	300,000	300,000	330,769
Termination benefits
Other	9,413	9,413	10,745	10,745	10,745	9,413	9,413	10,745
Sub-total	309,413	309,413	341,514	341,514	341,514	309,413	309,413	341,514
One-year variable remuneration	1,805,556	0	0	0	1,805,556	1,805,556	1,805,556	0
Multi-year variable remuneration						0	209,586	512,600
Share option program 2007 (Tranche 2008)							209,586
Share option program 2002 (Tranche 2006)								512,600
Share option program 2002 (Tranche 2004)
Share option program 2002 (Tranche 2003)
Sub-total	1,805,556	0	0	0	1,805,556	1,805,556	2,015,142	512,600
Pension expense	0	0	0	0	0	0	0	0

Total remuneration	2,114,969	309,413	341,514	341,514	2,147,070	2,114,969	2,324,555	854,114

	Paul Hyland President and Chief Executive Officer until 28. February 2013
	Granted remuneration						Amounts received by the individual
	2011	2012	2013	2013 (Min)	2013 (Max)		2011	2012	2013
Fixed remuneration	424,422	424,941	65,728	65,728	65,728		424,422	424,941	65,728
Termination benefits			780,000	780,000	780,000				780,000
Other	12,392	12,392	2,335	2,335	2,335		12,392	12,392	2,335
Sub-total	436,814	437,334	848,063	848,063	848,063		436,814	437,333	848,063
One-year variable remuneration	2,888,889			0	481,481	*	2,888,889	2,888,889	0
Multi-year variable remuneration							0	0	836,778
Share option program 2007 (Tranche 2008)									210,405
Share option program 2002 (Tranche 2006)									322,135
Share option program 2002 (Tranche 2004)									123,095
Share option program 2002 (Tranche 2003)									181,143
Sub-total	2,888,889	0	0	0	481,481		2,888,889	2,888,889	836,778
Pension expense	0	0	0	0	0		0	0	0

Total remuneration	3,325,703	437,334	848,063	848,063	1,329,544		3,325,703	3,326,222	1,684,840

*
pro rata for 2 months until 28.2.2013

        As of December 31, 2013, the AIXTRON Executive Board held a total of 500,408 options for the purchase of 505,116 shares of the Company (December 31, 2012: 923,516 shares; December 31, 2011: 962,516 shares). The number of shares underlying the options is set out below. The actual profits from exercising the stock options may differ significantly from the figures shown in the table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties (Continued)

        Under IFRS 2, the "Option value at grant date" is also used as the basis for recognizing options issued after November 7, 2002 under expenses on the Income Statement. For stock options issued prior to November 7, 2002, the fair value was determined using the Black-Scholes model.

Executive Board Member	Allocation Date	Allocation	Exercisable	Option Value on Allocation	Exercise Price	Maturity
		(shares) (shares)	(shares)	(EUR)	(EUR)
Wolfgang Breme	Nov 2010	52,000	26,000	461,240	26.60	Nov 2020
	Nov 2009	52,000	39,000	448,240	24.60	Nov 2019
	Nov 2008	13,000	13,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
Dr. Bernd Schulte	Nov 2010	52,000	26,000	461,240	26.60	Nov 2020
	Nov 2009	52,000	39,000	448,240	24.60	Nov 2019
	Nov 2008	52,000	52,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	May 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2004	35,000	35,000	107,800	6.17	Nov 2014
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2009	2,640	660	55,981	67.39	May 2015
	May 1999	2,976	2,976	35,640	18.70	May 2014

Total		505,116	392,636

        The stock option expenses for each individual member of the Executive Board are as follows:

	2013	2012	2011
	in EUR thousands
Paul Hyland	(532)	249	347
Wolfgang Breme	118	244	347
Dr. Bernd Schulte	118	249	347

        In 2013 207,000 options lapsed on cessation of employment of Paul Hyland. The expenses for the unvested lapsed options have been reversed in accordance with IFRS 2.

        In fiscal year 2013, Executive Board members exercised 211,500 options (2012: 39,000; 2011: 0); 207,000 options expired (2012: 0; 2011: 0).

	Date of exercise	Weighted average share price at date of exercise	Number of shares
2013
Paul Hyland	21.11.13	9.8440	39,000
Paul Hyland	18.11.13	9.8132	117,500
Wolfgang Breme	31.05.13	13.7101	55,000
2012
Wolfgang Breme	30.11.12	9.5362	39,000
2011
N/A

        The current Executive Board members have no individual company pension benefits which would result in pension provisions being required to be made by the company. Instead, the Executive Board annual pension allowance (a total of € 40,000 for Paul Hyland (€ 6,667 pro rata in 2013), Wolfgang Breme and Dr. Bernd Schulte in each of the years; 2013, 2012 and 2011 and € 80,000 for Martin Goetzeler in 2013) is paid by AIXTRON and included in the fixed remuneration, and is transferred by the Executive Board members into independent insurance contracts with a benevolent fund or similar plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties (Continued)

Supervisory Board Remuneration

        In fiscal year 2013, the remuneration of the Supervisory Board totaled € 290,042 (2012: € 302,500; 2011: € 1,024,933). For the years 2011 to 2013, Supervisory Board remuneration may be broken down as follows:

SB Compensation

Supervisory Board Member	Year	Fixed	Variable	Attendance Fee	Total
		(EUR)	(EUR)	(EUR)	(EUR)
Kim Schindelhauer(1)(2)(3)(4)(5)	2013	75,000	0	20,000	95,000
(Chairman of the Supervisory Board)	2012	75,000	0	18,000	93,000
(Chairman of the 2013 Capital Markets Committee)	2011	75,000	257,333	16,000	348,333
Prof. Dr. Wolfgang Blättchen(1)(4)	2013	35,556	0	24,000	59,556
(Deputy Chairman of the Supervisory Board)	2012	25,000	0	24,000	49,000
(Chairman of the Audit Committee) (Independent Financial Expert)	2011	25,000	85,778	24,000	134,778
Dr. Andreas Biagosch(2)	2013	15,139	0	2,000	17,139
(since May 23. 2013)	2012	0	0	0	0
	2011	0	0	0	0
Prof. Dr. Petra Denk(2)(3)	2013	25,000		28,000	53,000
(since May 19, 2011)	2012	25,000	0	26,000	51,000
(Chair of the Technology Committee)	2011	15,548	53,347	23,322	92,217
Dr. Martin Komischke	2013	15,139	0	0	15,139
(since May 23, 2013)	2012	0	0	0	0
	2011	0	0	0	0
Prof. Dr. Rüdiger von Rosen(1)(3)(4)	2013	25,000	0	20,000	45,000
(Chairman of the Nomination Committee)	2012	25,000	0	6,000	31,000
	2011	25,000	85,778	0	110,778
Dr. Holger Jürgensen(6)	2013	3,125	0	0	3,125
(until January 30. 2013)	2012	37,500	0	16,000	53,500
	2011	37,500	128,667	16,000	182,167
Karl-Hermann Kuklies	2013	2,083	0	0	2,083
(until January 30, 2013)	2012	25,000	0	0	25,000
	2011	25,000	85,778	0	110,778
Joachim Simmroß(1)	2013	0	0	0	0
(until May 19, 2011)	2012	0	0	0	0
	2011	9,452	32,431	4,000	45,883
Total	2013	196,042	0	94,000	290,042
	2012	212,500	0	90,000	302,500
	2011	212,500	729,111	83,322	1,024,933

(1)
Member of the Audit Committee

(2)
Member of the Technology Committee

(3)
Member of the Nomination Committee

(4)
Member of the 2013 Capital Markets Committee

(5)
Former AIXTRON Executive Board Member

(6)
Honorary Chairman of the Supervisory Board

        In the years 2011 to 2013, there were no payments made to any Supervisory Board member for advisory services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Consolidated entities

        AIXTRON S.E. controls the following subsidiaries:

		Share of capital in %
	Country	2013	2012
AIXTRON Inc	USA	100	100
AIXTRON Ltd.	England & Wales	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
AIXTRON AB	Sweden	100	100
AIXTRON KK	Japan	100	100
AIXTRON China Ltd	P. R. China	100	100
Nanoinstruments Ltd	England & Wales	100	100
Genus trust *	USA	n.a.	n.a.

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

33.   Auditors' fees

        Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2013	2012
	in EUR thousands
for audit	719	728
for other confirmation services	35	36
for tax advisory services	299	226
for other services	30	0

	1,083	990

        Included in the total amount of fees are fees for the group auditor Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of k€ 444 for audit (2012: k€ 443), k€ 32 for other confirmation services (2012: k€ 36), k€ 34 for tax services (2012: k€ 89) and k€ nil for other services (2012: k€ nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.   Employees

        Compared to last year, the average number of employees during the current year was as follows:

Employees by Function

average number for the year

	2013	2012
Sales	70	90
Research and Development	297	337
Manufacturing and Service	373	440
Administration	88	98
Employees (§ 314 HGB)	828	965
Executive board members	3	3

	831	968
Apprentices	16	15

	847	983

35.   Statement of compliance with the German Corporate Governance Code

        In 2013, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available on the Company's web site at http://www.aixtron.com/en/investors/corporate-governance/principles.

36.   Supervisory Board and Executive Board

Composition of the Supervisory Board as of December 31, 2013

  •
  Dipl.-Kfm. Kim Schindelhauer, Aachen, (Chairman of the Supervisory Board since 2002)

  •
  Prof. Dr. Wolfgang Blättchen, Leonberg, Managing Director of Blättchen Advisory Group GmbH, member of the Supervisory Board since 1998, (Deputy Chairman of the Supervisory Board since February 27, 2013).

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  Pfisterer Holding AG, Winterbach—Chairman of the Supervisory Board

  •
  HAUBROK AG, Berlin—Deputy Chairman of the Supervisory Board—(until August 28, 2013)

  •
  APCOA Parking AG, Leinfelden-Echterdingen—member of the Supervisory Board—

  •
  FAS AG, Stuttgart—member of the Supervisory Board—

  •
  Prof. Dr. Rüdiger von Rosen, Frankfurt/Main, Managing Director Serius GmbH, Düsseldorf (member of the Supervisory Board since 2002)

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  PriceWaterhouseCoopers AG, Wirtschaftsprüfungsgesellschaft, Frankfurt/Main —member of the Supervisory Board (until February 12, 2014)

  •
  ICF Kursmakler AG, Frankfurt/Main—Deputy Chairman of the Supervisory Board

  •
  Paladin Asset Management Investment AG, Hanover—Chairman of the Supervisory Board

  •
  Prof. Dr. Petra Denk, Unterschleißheim, physicist, Professor of Energy Economics, Landshut University of Applied Sciences (member of the Supervisory Board since 2011)

  •
  Dr Andreas Biagosch, Munich, businessman, Managing Director Impacting I GmbH & Co KG (member of the Supervisory Board since May 2013)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36.   Supervisory Board and Executive Board (Continued)

  •
  Membership of Supervisory Boards and controlling bodies

  •
  Lürssen Maritime Beteiligungen, Bremen, Advisory Board member

  •
  Ashok Leyland Limited, Chennai/Indien—non-executive director (member of the Supervisory Board)

  •
  Dr Martin Komischke, Morgarten, Switzerland, Group Chief Executive Officer, Hoerbiger Holding AG, Zug, Switzerland (member of the Supervisory Board since May 2013)

  •
  Mr. Karl-Hermann Kuklies, Duisburg, businessman (member of the Supervisory Board since 1997) (Resigned January 30, 2013)

  •
  Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman of the Supervisory Board until January 30, 2013) (Resigned January 30, 2013)

        The composition of the Company's Executive Board is:

  •
  Dipl.-Kfm. Martin Goetzeler, Icking, Chairman, President and Chief Executive Officer since March 1, 2013

  •
  Dr. Bernd Schulte, Aachen, physicist, Executive Vice President and Chief Operating Officer since 2002

  •
  Dipl.-Kfm. Wolfgang Breme, Aachen, Executive Vice President and Chief Financial Officer since 2005

  •
  Paul Hyland, Aachen, businessman, Chairman, President and Chief Executive Officer until February 28, 2013

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

        As disclosed in notes 3 and 16, during the years 2013, 2012 and 2011 the Company incurred expenses of k€ 35,012, k€ 40,947 and k€ 41,602 respectively arising mainly from changes to past assumptions concerning net realisable value of inventories and excess and obsolete inventories. In future periods, write-downs of inventory may be necessary due to (1) reduced demand in the markets in which the Company operates, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37.   Critical accounting judgments and key sources of estimation and uncertainty (Continued)

the Company's products. These factors could result in adjustment to the valuation of inventory in future periods, and significantly impact the Company's future operating results.

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

Provisions

        Provisions are liabilities of uncertain timing or amount. At each balance sheet date, the Company assesses the valuation of the liabilities which have been recorded as provisions and adjusts them if necessary. Because of the uncertain nature of the timing or amounts of provisions, judgement has to be exercised by the Company with respect to their valuation. Actual liabilities may differ from the estimated amounts. Details of provisions are shown in Note 24.