Form 20-F
period 2014-12-31
AIXTRON SE
filed 2015-02-24
CIK 1089496

Use these links to rapidly review the document

CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Dornkaulstr. 2
52134 Herzogenrath
Federal Republic of Germany
(Address of Principal Executive Offices)

Guido Pickert, +49 2407 9030-444, +49 2407 9030-445, AIXTRON SE, Dornkaulstr. 2, 52134 Herzogenrath, Federal Republic of Germany

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

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2014: 112,694,555 ordinary shares, no par value.

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

As of or For the Year Ended December 31,	2014 IFRS	2013 IFRS	2012 IFRS	2011 IFRS	2010 IFRS
	(thousand EUR, except share and per share data)
Consolidated Income Statement Data:
Revenues	193,797	182,863	227,832	610,960	783,775
Operating result	(58,309)	(95,741)	(132,267)	112,880	275,510
Profit/Loss attributable to the equity holders of AIXTRON SE (after taxes)	(62,511)	(101,016)	(145,436)	79,536	192,496
Basic earnings per share	(0.56)	(0.98)	(1.44)	0.79	1.93
Diluted earnings per share	(0.56)	(0.98)	(1.44)	0.78	1.89
Dividend payments(1)	0	0	25,155	60,708	15,100
Dividends declared per common share(1) (EUR)	0.00	0.00	0.25	0.60	0.15
Dividends declared per common share(1) (USD(2))	0.00	0.00	0.32	0.84	0.20
Consolidated Statement of Financial Position Data:
Total assets	533,547	563,193	559,971	777,259	823,432
Total liabilities	117,845	97,790	89,951	148,919	223,108
Total shareholders' equity and net assets	415,702	465,403	470,020	628,340	600,324
Fully paid capital	111,591	111,535	100,896	100,711	100,101
Other Data:
Adjusted weighted average number of shares outstanding
—basic	112,107,905	103,016,618	100,805,804	100,530,006	99,871,834
—diluted	112,107,905	103,016,618	100,805,804	101,834,717	101,746,466

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

Exchange Rate Information

        The following tables set forth, for the periods indicated, information concerning the exchange rates for Euros per US-Dollar. AIXTRON has provided these rates solely for your convenience and you should not construe these translations as a representation that Euro amounts actually represent these US-Dollar amounts or that the Euro amounts could have been, or could be, converted into US-Dollars at those rates or at any other rate. AIXTRON did not use these rates in the preparation of its financial statements included elsewhere in this report. Fluctuations in the exchange rate between the US-Dollar and the Euro will affect the US-Dollar equivalent of the Euro price of the Company's ordinary shares traded on the Frankfurt Stock Exchange and are likely to affect the market price of the Company's American Depositary Shares ("ADS") traded on the NASDAQ Global Select Market.

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

Year ended December 31,	Average Rate
2014	1.3215
2013	1.3281
2012	1.2859
2011	1.3931
2010	1.3261

        The following table shows the noon buying rates for Euros in US-Dollars for the last six months.

Month ended	High	Low
February 2015 (through February 11, 2015)	1.1462	1.1300
January 2015	1.2015	1.1279
December 2014	1.2504	1.2101
November 2014	1.2554	1.2394
October 2014	1.2812	1.2517
September 2014	1.3136	1.2628
August 2014	1.3436	1.3150

        On February 11, 2015, the noon buying rate was USD 1.1300 per € 1.00.

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

        The compound semiconductor and the semiconductor manufacturing equipment industry can be affected by the cyclical nature of the semiconductor industry and its sensitivity to general economic conditions. Although semiconductors are used in many different products, the markets for those products are interrelated to various degrees. The industry has historically experienced sudden changes in supply and demand for semiconductors based on general economic conditions. The timing, length and severity of these industry cycles are difficult to predict. The cyclical nature of AIXTRON's operations tends to reflect and be amplified by changes in economic conditions, both in Asia and internationally, supply/demand imbalances and foreign currency exchange fluctuations. Economic downturns or a prolonged period of slow growth in Asia and foreign markets or any of the industries in which AIXTRON operates that are contributing to a softer demand environment for the Company's products could have a material adverse effect on the Company's results of operations, financial condition and cash flows. During periods of declining demand for semiconductor manufacturing equipment, AIXTRON needs to be able to quickly and effectively align its cost structure with prevailing market conditions, to manage its inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. Because a high proportion of AIXTRON's costs are fixed in the near term, the Company's ability to reduce expenses quickly in response to revenue shortfalls is limited. During periods of rapid growth, AIXTRON's business must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people. The Company's customers often accelerate or delay expenditures, or they cancel or reschedule their orders. As a result, AIXTRON must be able to react quickly to these changes in supply and demand. A failure to quickly align the Company's cost structure and manufacturing capabilities with industry fluctuations could lead to significant losses or a failure to capitalize on increased demand. In either event, the results of operations may be adversely affected, which could result in significant volatility in the market price of the Company's ordinary shares and ADSs.

Uncertainties of economic and political conditions, in particular the global macroeconomic situation, may adversely impact AIXTRON's financial position and results of operations.

        Global economic development throughout the year 2014 remained subdued and regionally unbalanced. Among other things, the recovery in the euro area was not as strong as previously expected and many emerging countries, including China, are facing a generally lowered growth potential. The sharply decreasing oil price at the end of the year 2014 is putting additional pressure on many oil-producing countries including those in emerging markets. Moreover, there are increasing risks to the global economy from geopolitical tensions in Europe and the Middle East. In particular, the economic sanctions against Russia are already affecting growth rates both in Europe and globally. On the other hand, the US economy is showing strong, robust growth that has led the Federal Reserve to continue the cautious tightening of its monetary policy and phase out of its bond-buying program. Although AIXTRON has no bank borrowings, it has cash bank deposits. AIXTRON monitors carefully the financial condition of its banking partners, but if one of AIXTRON's banking partners were to default before AIXTRON detected the problem or took appropriate measures, this could adversely impact AIXTRON's financial position. A constantly subdued global economic development might adversely affect the business prospects of AIXTRON's customers and suppliers and thus also harm AIXTRON's business development as a capital goods producer. In addition to the potential for pricing pressure and reduced demand, AIXTRON customers might delay or cancel orders and suppliers might delay or cancel deliveries, which could adversely affect AIXTRON's ability to align its production capacity with its sales and could result in inventory write-downs. These conditions might make it challenging for AIXTRON to plan and adapt, which could adversely impact AIXTRON's results of operations.

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

        The systems that AIXTRON produces are complex and require the Company to manufacture or obtain through third party sources many critical components. Many of these components are only available from a limited number of suppliers or, in some cases, even a single supplier. Because of the cost of AIXTRON's systems, the Company generally aims to keep its inventories at minimum levels. AIXTRON generally does not have long-term supply agreements with many of its suppliers. Consequently, the Company could experience significant price increases and/or may not be able to obtain replacement components in a timely manner or at all. Such price increases would increase the cost of goods which could adversely affect the Company's gross margins and operating results. Because AIXTRON often does not account for a significant part of its suppliers' business, the Company may not have access to sufficient capacity from these suppliers in periods of high demand. In addition, AIXTRON risks having important suppliers terminate product lines, change business focus or even go out of business. If AIXTRON were required to change any of its suppliers, it would be required to re-qualify each new supplier. In the near term, the Company's supplier qualification processes could prevent or delay component shipments, which could in turn prevent the Company from delivering products to its customers in a timely manner. AIXTRON estimates that it could take approximately six to eighteen months to replace suppliers of certain critical components used in its systems. In addition, in connection with third-party manufacturing activities, it is possible that AIXTRON may encounter unforeseen technical complexities that it may be unable to resolve, or that the resolution of such complexities may lead to delays in the implementation of these third-party manufacturing activities.

AIXTRON's business operates in a highly competitive industry characterized by increasingly rapid technological changes, and if the Company does not develop new products in a timely manner and in response to changing market conditions or customer requirements, it may not be able to compete successfully in this market.

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

        In order to expand its materials production capabilities, the Company has dedicated a number of its systems to the manufacture of wafers and devices. At any given time, some of AIXTRON's products are being tested to determine whether they meet customer or industry specifications. During such a qualification period, AIXTRON invests significant resources and dedicates substantial production capacity to the manufacture of these new products, prior to any commitment to purchase by the prospective customer and without generating significant revenues from the qualification process. Customer orders regularly include demanding technical or other commercial hurdles, which have to be overcome. If AIXTRON was unable to meet these specifications, was unable to overcome technical or other commercial hurdles or does not receive sufficient customer orders to profitably use the dedicated production capacity, its business, financial condition, results of operations and cash flows could be materially and adversely affected.

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

        As stated above, AIXTRON has experienced long and unpredictable sales cycles. The timing of an order often depends on the capital expenditure budget cycle of customers. In addition, the time it takes the Company to build a product to customer specifications, which the Company refers to as the build cycle, typically ranges from three to nine months, followed in certain cases by a period of customer acceptance during which the customer evaluates the performance of AIXTRON's system and may potentially reject such system. As a result of the build cycle and evaluation periods, the period between a customer's initial purchase decision and revenue recognition on an order often varies widely, and variations in length of this period can cause further fluctuations in operating results.

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

        Revenues outside of Europe accounted for 87.00% of the Company's total revenues for the year ended December 31, 2014, versus 86.76% for the year ended December 31, 2013, and 90.63% of total revenues for the year ended December 31, 2012. Revenues from AIXTRON's Asian-based customers accounted for 82.68% for the year ended December 31, 2014, versus 77.54% for the year ended December 31, 2013, and 77.90% of total revenues for the year ended December 31, 2012. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's revenues will be subject to risks, including:

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

        The Company's operations are conducted by entities in many countries and a substantial portion of its sales and production costs are denominated in currencies other than the Euro. As a result, fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the Pound Sterling, may affect the Company's operating results. In addition, changes in monetary or other policies, including as a result of the regionally unbalanced economic development as well as geopolitical conflicts, would also likely affect foreign currency exchange rates. AIXTRON may not be able to effectively reduce or eliminate the risk that fluctuations in foreign currencies will adversely affect its operating results.

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

        The United States Internal Revenue Code contains special rules relating to passive foreign investment companies ("PFICs"). A United States holder who owns stock in a PFIC is generally subject to adverse tax consequences under these rules. These rules do not apply to non-United States holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income", defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances that produce or are held for the production of passive income is at least 50%. While AIXTRON believes it is currently not a PFIC, because a company's status as a PFIC is a complex, factual determination made on an annual basis, there can be no assurance that the Company will not become a PFIC in the future. Further details about the PFIC rules and their consequences to United States holders can be found under "Item 10.E Additional Information—Taxation."

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

Item 4:    Information on the Company

A.    History and Development of the Company

Introduction

        AIXTRON SE was incorporated as a German limited liability corporation in 1983 and converted to a stock corporation under the laws of the Federal Republic of Germany in 1997. In 2010, AIXTRON converted from a German stock corporation ("Aktiengesellschaft" or "AG") to a stock corporation in the form of a European Company ("Societas Europaea" or "SE"). As such, AIXTRON SE is subject not only to the German stock corporation law, but also to the superseding European SE regulations and the German SE Implementation Act ("SE-Ausführungsgesetz"). As a result of such conversion, AIXTRON will continue to be treated to a large extent like a German stock corporation, including with respect to capital measures, shareholders' meetings and accounting. AIXTRON is headquartered in Herzogenrath, Germany and has wholly-owned subsidiaries in the United Kingdom, China, Japan, South Korea, Sweden, Taiwan and the United States. AIXTRON's principal executive office is located at Dornkaulstrasse 2, 52134 Herzogenrath, Germany, and the Company's telephone number there is +49-2407-9030-0. AIXTRON's agent for service of process in the United States is AIXTRON, Inc., 1139 Karlstad Drive, Sunnyvale, California 94089.

Important Events

Disclosure of changes in the Executive Board

        Wolfgang Breme, Chief Financial Officer of the Company, resigned from his office by mutual agreement to pursue a new career opportunity outside the Company. The Supervisory Board approved the termination of his service agreement with effect as of May 31, 2014. A new CFO will not be appointed. The Chairman of the Executive Board, President and CEO Martin Goetzeler, has taken over the tasks previously performed by Mr. Breme.

        The service agreement of the current Chief Operating Officer, Dr. Bernd Schulte has been renewed until March 31, 2018, effective April 1, 2015.

 Dissolution of Nanoinstruments Ltd., Cambridge (United Kingdom)

        Nanoinstruments Ltd., Cambridge (United Kingdom), one of the Company's subsidiaries, was dissolved in October 2014 due to the successful integration of its operations into the AIXTRON Group. This had no effect on the financial position of the Group.

Launch of a new MOCVD tool generation

        In November 2014, AIXTRON presented its latest Metal-Organic Chemical Vapor Deposition ("MOCVD") tool at the China SSL international trade fair. The new AIX R6 has been designed for the production of Light Emitting Diodes ("LED") based on Gallium Nitride ("GaN") and can be delivered in 12x6-, 31x4-, 121x2-inch wafer configurations. Equipped with numerous technical innovations the new tool will lower operational costs significantly while simplifying usability and process control. It is Managements expectation that this new tool generation will enable the Company to return to a more stable price level and higher margin contributions. In September 2014, AIXTRON received a large multiple tool order from Chinese LED manufacturer San'an Optoelectronics Co., Ltd. who has ordered 50 of these new AIX R6 tools. The order is being processed and will have an impact on order intake and revenues in 2015 and beyond. Management believes that this groundbreaking order by a key market player shows the strong performance and value proposition of the new tool.

Amendments to Articles of Association

        For information regarding amendments to AIXTRON's Articles of Association, refer to Item 10.B. "Additional Information—Memorandum and Articles and Association" in this report.

Capital Expenditures

        For information regarding capital expenditures, refer to Item 5.B. "Liquidity and Capital Resources—Investments" in this report.

B.    Business Overview

Business Model

        AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge applications

        AIXTRON's business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, as well as ongoing customer support.

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

        Environmental protection and the responsible use of resources are an essential part of AIXTRON's business strategy. The Company's engineers work diligently to continuously improve AIXTRON's systems, both in terms of resource conservation and environmental-friendly design and function. With the implementation of an energy management system implemented on Company level according to DIN EN ISO 50001:2011 AIXTRON will contribute to the efficient use of energy and the careful use of resources.

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

        As a global Company with an international corporate culture, AIXTRON places great value on diversity and sees it also as a competitive advantage. The overall aim is to create a productive work environment, to prevent social discrimination of minorities, and to cultivate equal opportunities.

        Management and leadership quality of an organization also have great impact on the success of a company. Therefore, AIXTRON promotes these qualities also within its 5-Point-Program that was introduced at the Annual General Meeting on May 23, 2013, by the President and CEO of AIXTRON, Mr. Martin Goetzeler, and is since continuously pursued throughout the Group. A number of targeted individual projects were designed to address the following topics: 1) focus on customer benefits; 2) utilization of technology and product portfolio; 3) processes; 4) attention to clearly defined financial targets; 5) strengthening of AIXTRON's management and corporate culture. The latter includes, among other things, stronger communication activities, clear agreements on and proactive communication of objectives, strengthening employees' sense of identification with the Company as well as the strengthening of leadership. A pivotal element of this program is the increase of the Company's cost and asset efficiency. With this in mind, the Company has entered into Phase 2 of the 5-Point-Program, focusing on cost reductions as well as Supply Chain, Service and Production processes. Some examples include the Supply-Chain-Project, which, among other things, targets to reduce risks in the procurement and storage of material by reducing delivery lead times to enable faster deliveries to customers. Additionally, Design-to-Cost-Programs have been initiated in order to reduce material cost on a continuous basis.

        The total expenses incurred in connection with the 2012/2013 restructuring efforts were € 10.3 million, of which € 5.2 million were incurred in 2013 and € 5.1 million were incurred in 2012, both consisting of employee termination benefits paid within 12 months of the employees' leaving dates. The total expenses incurred in connection with the current restructuring effort were € 5.8 million, consisting of employee termination benefits paid within 12 months of the employees' leaving dates.

        AIXTRON considers its labor relations to be satisfactory.

        In 2014, the total number of employees increased by 2%, from 776 employees at the end of 2013 (2012: 964) to 789 at December 31, 2014. This was mainly attributable to the increase of 11% in Research and Development (regionally located in Europe) related to increased project related tasks in the area of Organic Semiconductors. While Manufacturing and Service positions saw the biggest reduction, it still comprises the largest group of permanent employees. In 2013, the total number of employees decreased significantly by 20%, from 964 employees at December 31, 2012 to 776 at December 31, 2013, due to the global staff reductions in the course of the Company's 5-Point-Program. In 2013, due to the above mentioned staff reduction program and the continuously subdued business volume the biggest absolute decrease in personnel was recorded in the Manufacturing & Service department while the biggest relative decrease was seen in the Sales department.

	2014		2013		2012		Development from 2013 to 2014
Employees by Function	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Sales	65	8	66	8	88	9	(1)	(1)
Research and Development	292	37	264	34	333	35	28	11
Manufacturing and Service	323	41	338	44	427	44	(17)	(5)
Administration	110	14	108	14	116	12	2	2

Total	789	100	776	100	964	100	13	2

        As of December 31, 2014, the majority of AIXTRON's worldwide permanent employees were based in Europe, the region that saw an increase in headcount in fiscal year 2014 due to the above mentioned headcount increase in R&D mainly in Europe. As of December 31, 2013, the majority of AIXTRON's worldwide permanent employees were based in Europe. However, this region was also most affected by the global staff reductions in that year.

	2014		2013		2012		2013 to 2014
Employees by Region	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Asia	154	20	168	22	188	20	(14)	(8)
Europe	521	66	491	63	660	68	30	6
USA	114	14	117	15	116	12	(3)	(3)

Total	789	100	776	100	964	100	13	2

Technology, Products and Services

        AIXTRON's product range includes customer specific systems capable of depositing material films on a diverse range of different substrate sizes and materials.

        The deposition process technologies include MOCVD for the deposition of compound materials as for the production of LEDs, Power Electronics or processors as well as thin film deposition of organic materials. These include Polymer Vapor Phase Deposition ("PVPD™"), Organic Vapor Phase Deposition ("OVPD®") especially for large area deposition for Organic Light Emitting Diodes ("OLED") applications. Plasma Enhanced Chemical Vapor Phase Deposition ("PECVD") is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

        For silicon semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition ("CVD") and Atomic Layer Deposition ("ALD").

        The following table summarizes the products and technologies AIXTRON offers to its customers for use in specific applications and devices:

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Systems Technology	MOCVD	OVPD®	CVD
	CVD	PVPD™	ALD
	PECVD		MOCVD
Products	Planetary Reactor®	OVPD® R&D and Production Systems	Lynx-iXP CVD
	Close Coupled Showerhead®	PRODOS PVPD™ R&D and Production Systems	QXP-8300 ALD
	Nano CVD Reactors BM Series		CRIUS R MOCVD

Material	Compound Semiconductors	Organic Semiconductors	Silicon Semiconductors
Potential Applications/Devices	LEDs	OLEDs for displays	CVD WSi Gate stacks for DRAM and 3D NAND
	Optoelectronics (photo diodes, lasers, modulators for telecom/datacom)	OLEDs for solid state lighting	Metal and High k Oxide films for capacitor/Gate Stacks in DRAMs, NAND and Logic Devices
	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells	High Mobility Channel for Logic Devices
	High-Frequency devices (such as Hetero Bipolar Transistors and High Electron Mobility Transistors) for wireless datacom	Electronic semiconductor structures, e.g. for flexible displays
	Silicon Carbide (SiC) based High Power Devices	Functional polymer layers
	Gallium Nitride (GaN) based power devices	Dielectric or passivating polymer layers
Solar cells
Carbon Nanostructures for electronic, display & heat sink applications
Graphene structures for electronic applications

        AIXTRON also offers a comprehensive range of peripheral equipment and services. Additionally, the Company offers its customers training, consulting and support services.

        AIXTRON is constantly working on the improvement of existing technologies and products. In the course of the last three years, AIXTRON has introduced several new system generations and technologies, such as the AIX R6 Close Coupled Showerhead® reactor technology, the QXP-8300 silicon semiconductor technology, and the PRODOS line of PVPD™ systems in the organic semiconductor material space as well as the AIXTRON G5WW Vapor Phase Epitaxy system for Power Electronics.

Research and Development

        In addition to the R&D center at its headquarters in Herzogenrath, AIXTRON also operates R&D laboratories in Aachen (Germany), in Cambridge (United Kingdom) and in Sunnyvale (United States). These in-house research laboratories are equipped with the latest version of AIXTRON systems and are used to research and develop new equipment, materials and processes for the production of semiconductor structures.

        The Company's R&D capability remains of important strategic significance, as it provides for a competitive, state-of-the-art technology portfolio and supports the future business development. Therefore, AIXTRON is committed to investing specifically in research and development projects to not only further pursue the Company's leading technology position in MOCVD equipment but also to penetrate growth markets in the fields of Power Electronics, Organic Semiconductors and next generation Memory and Logic applications. Key aspects of the Company's R&D activities in fiscal year 2014 comprised the launch of the new MOCVD Showerhead tool generation AIX R6, further progress made in the OLED area and the start of a project to integrate compound based materials in future logic structures (Three-Five-On-Silicon TFOS). These expenditures are monitored very closely.

        The Company's R&D program comprised a team of on average 285 dedicated and highly skilled R&D employees in 2014 (2013: 297; 2012: 337). In 2014, R&D expenditures were up 17% to € 66.7 million (2013: € 57.2 million; 2012: € 72.9 million), reflecting AIXTRON's commitment to innovation. This figure was influenced especially by pre-launch development costs related to the next generation of MOCVD tools and the progress made in the OLED area. In 2013, R&D expenditures were reduced significantly by 22% to € 57.2 million, reflecting efficiency gains and a more focused R&D approach.

        For more information regarding R&D expenses from fiscal year 2012 through 2014, refer to Item 5.A "Operating Results—Development of Results—Operating Costs" in this report.

        The following provides specific examples of AIXTRON's R&D activities in 2014:

        In the first months of 2014, AIXTRON commissioned a new R&D cluster that demonstrates the core processes used to produce organic semiconductors. This enables the efficient demonstration of the various processes for the deposition of organic thin-films for OLEDs and flexible electronics under industrial production conditions. The R&D cluster offers an integrated demonstration environment of the various processes at device level which provides evidence of the specific advantages offered by AIXTRON's core technologies OVPD® and PVPD™.

        In November 2014, AIXTRON introduced the newly developed AIX R6 Close Coupled Showerhead® reactor technology. This new tool allows customers to significantly reduce their cost of ownership compared to incumbent AIXTRON tools.

        Additionally, AIXTRON was involved with a number of different publicly funded R&D projects, an example of which is the completion of the publicly funded NeuLand project. This project aims to reduce power losses for example in feeding electricity into the grid or switch-mode power supplies for PC and TV sets, solar inverters or motor drives, using innovative, integrated semiconductor devices based on Silicon Carbide (SiC) and Gallium Nitride on Silicon (GaN-on-Si). Moreover, AIXTRON has teamed up with research institution Fraunhofer IISB (Institute for Integrated Systems and Device Technology) in Erlangen, Germany, to develop 150mm Silicon Carbide (SiC) epitaxy processes using the new AIXTRON 8×150 mm G5WW Vapor Phase Epitaxy system. A variety of SiC devices are already commercially available and the implementation of the 150mm SiC technology is targeted to facilitate a widespread adoption of SiC in Power Electronics.

Intellectual Property

        AIXTRON aims to secure its technology by patenting and protecting inventions, provided it is strategically expedient and possible for the Company to do so. As of December 31, 2014, the Company had 196 patent families available (December 31, 2013: 198 patent families), of which 102 were patent protected and patents were pending for the remaining 94. For 30 patent families, patent protection was applied for within fiscal year 2014. Patent protection for inventions is usually applied for in those sales markets relevant for AIXTRON, specifically in Europe, China, Japan, South Korea, Taiwan and the United States. Patents are maintained and renewed annually and will expire between 2015 and 2034. As of December 31, 2013, 198 patent families were in use, of which for 24 patents were applied for in the reporting period.

        AIXTRON also has exclusive and non-exclusive licenses to patents owned by others covering certain AIXTRON products, as well as SAP Software licenses.

        AIXTRON is the licensee of certain patents owned by Centre National de la Recherche Scientifique and Universal Display Corporation which are important to the Company's operations in the fields of complex material deposition. AIXTRON sells certain reactor technologies under the terms of those licenses, which apply to the principles of delivering precursor material into a vacuum vapor deposition chamber.

Manufacturing

        The AIXTRON Manufacturing operation is principally involved in the final assembly stage of production, including equipment configuration and tuning as well as the final inspection. The Company purchases all of the components and most of the assemblies required to manufacture the equipment from third-party suppliers and contractors. AIXTRON's contractors and suppliers are carefully selected and qualified to be able to source, supply and/or partially assemble and test individual equipment parts and sub-assemblies. For strategic reasons, there are typically several suppliers for each AIXTRON equipment component/assembly. However, AIXTRON single sources some key components for its systems and is therefore dependent on contracts with the specific supplier of such components. AIXTRON's own staff manages the whole manufacturing process and in conjunction with external contractors executes the final manufacturing steps.

        AIXTRON has a DIN EN ISO 9001 certified process oriented management system. The certification was confirmed in November 2014 following a successful certification audit. In 2014, the energy management system of the Company was certified according to DIN EN ISO 50001:2011

        The Company complies with all national and international standards and procedures for the equipment industry that are applicable to AIXTRON products.

        The "CE" label qualification confirms the conformity of AIXTRON products with the applicable European directives and standards. Moreover, the "UL" standard for admission of AIXTRON products to the US market and the recommended requirements of the SEMI organization are also complied with.

        When developing new AIXTRON equipment and upgrades, among other things, the international "Restriction of Hazardous Substances Directive, RoHS" is strictly adhered to, as are the internal compliance requirements to meet these specific national and international rules and standards. The certifications from several independent institutions, such as "TÜV" and "ETL" also confirm compliance of AIXTRON's products with national and international requirements and specifications.

        AIXTRON commits itself and its suppliers to ethical and moral standards for the purchase and usage of conflict minerals (gold, tantalum, tin and tungsten). AIXTRON is continuously striving for transparency regarding the origin of these minerals to comply with the rules and regulations of the U.S. Dodd-Frank Act for Conflict Minerals (Section 1502). Therefore, a process has been established assuring that, together with its suppliers the supply chain of the minerals can be disclosed. The result of the vendor related due-diligence is filed annually with the Securities and Exchange Commission on AIXTRON's Form SD.

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

        AIXTRON's own Sales and Service Organization provides a full range of customer services, from the initial support of the customized development of an AIXTRON system, through to the final installation and the ongoing customer training as well as the operational support of its systems. For a breakdown of revenues by geographic markets, refer to "Item 5—Operating and Financial Review and Prospects—Operating Results-2012-2014—Development of Revenues" in this report.

Customers and Principal Markets

        Among other things, AIXTRON's semiconductor device customers are engaged in the manufacturing of LEDs, wireless devices, Power Electronics, optoelectronics, logic and data storage components. Some of these customers are vertically integrated device manufacturers who serve the entire value chain down to the end consumer. Others are independent component suppliers who deliver chips and components produced on AIXTRON equipment to the next link in the value chain, namely, the electronic device manufacturers. The Company's customers also include research centers and universities. Most of the world's leading electronic device manufacturers produce in Asia and consequently, the majority of AIXTRON sales continue to be delivered into this region.

        In 2014, four AIXTRON customers each represented more than 10% of total revenues (12%, 11%, 10% and 10% of total Group revenues respectively) (2013: One AIXTRON customer with 14%; 2012: One AIXTRON customer with 11%).

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

 Seasonality

        AIXTRON's business is currently not materially affected by seasonality.

Competitive Positioning

        AIXTRON's main competitor in MOCVD applications remains Veeco Instruments Inc. (USA) ("Veeco") with part of its "LED & Solar" business segment. AIXTRON also competes with a number of Asian manufacturers including Taiyo Nippon Sanso (Japan). As a consequence of the rising LED end-market expectations and prospects for MOCVD equipment demand, there is evidence that equipment companies from adjacent industries continue to attempt to qualify their own MOCVD tools with customers. For example, Jusung Engineering Co. Ltd. (South Korea), Nuflare Technology Inc. (Japan) and Valence Process Equipment (USA) are known to have been active in the development of in-house equipment solutions for the production of LEDs. Some local Chinese companies are also working on the development and production of MOCVD equipment, supported by respective government initiatives.

        Based on the latest published market share research by Gartner Dataquest (April 2014), it was estimated that the share of the worldwide MOCVD equipment market (estimated 2013 total market value: USD 325 million) held by AIXTRON in 2013 was around 41%. In the same report, the Company's strongest competitor in terms of sales, Veeco Instruments Inc., had an estimated market share of approximately 55%. Viewed in the mid to long term, AIXTRON continues to target retaining a market leading position in the global MOCVD market. In a more recent report (December 2014) Gartner Dataquest anticipated that the total value of the 2014 MOCVD equipment market would increase to approximately USD 376 million with Veeco and AIXTRON remaining the main players in this market.

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

        As AIXTRON's system technology and customer applications are still in the market entry phase, Organic Semiconductor market share information is considered not meaningful at this point in time.

        For CVD, MOCVD and ALD technologies for Silicon applications, AIXTRON competes with a variety of other equipment companies, including Applied Materials, Inc. (USA), Tokyo Electron Ltd. (Japan), ASM International N.V. (Netherlands), IPS Technology (South Korea), Jusung Engineering Co. Ltd. (South Korea), and Hitachi Kokusai Electric Co. Inc. (Japan). Applied Materials, Inc. (USA) and Tokyo Electron Ltd. (Japan) have signed an agreement to merge, but completion of the merger is delayed due to outstanding regulatory approvals. With the Company's currently available silicon semiconductor manufacturing technologies and thin film processes, AIXTRON is potentially well positioned to offer advanced films for 25nm node and below for Memory and Logic Integrated Circuits (ICs). AIXTRON technologies enable extremely high precision in depositing very thin material layers and facilitate the consistent coating of complex three-dimensional microelectronic device structures. Moreover, they offer the semiconductor industry new material deposition possibilities for the next generation semiconductor devices, and, in AIXTRON's opinion, present high development potential for the future.

        The specific market niche to be addressed by AIXTRON's system technologies for the production of specialized applications such as gate stacks and capacitors was estimated by Gartner Dataquest in December 2014 to be valued at USD 788 million for 2014. For memory device production systems of the 25nm node and below, AIXTRON has generated revenues during 2014, but as AIXTRON addresses a market niche, market share of the total market is still not considered meaningful at this point in time. For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Financial and other Performance Indicators

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

        In the "Finance" control area, the Executive Board uses a range of internal and external financial and non-financial performance indicators with particular focus on: order intake, revenues, margin contributions, operating result and cash flow. The objective of these controls is to ensure that profitable revenue growth is matched with cost and asset efficiency to achieve sustainable value generation.

        In the "Technology Development" control area, the Executive Board uses a range of internal and external financial and non-financial performance indicators to evaluate the progress of key research and development projects. The Management regularly reviews compliance with project plans, pre-defined targets and quality gates, such as timelines, quality, cost and margin targets. Following the release of new products for example, the Management monitors closely the development of revenues and margin profiles. The objective of this review process is to ensure that ongoing projects retain the necessary level of technological and commercial competitiveness throughout the life of the product.

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

        Research and development activities, as well as the manufacturing and demonstration of the Company's products involve the use of potentially harmful chemical and hazardous materials and radioactive compounds and as a result, AIXTRON is subject to stringent environmental and safety regulations in connection with its business operations (such as industrial safety regulations, the ordinance on hazardous substances, labor protection laws or the workplaces ordinance).

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

        The table below shows a list of the AIXTRON subsidiaries as of December 31, 2014:

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

*
The shares in the Genus Trust are attributed to AIXTRON as the beneficial owner, as control exists due to the trust relationship with AIXTRON SE

D.    Property, Plant and Equipment

        The Company has its registered office in Herzogenrath, Germany, and had a total of 12 facilities worldwide owned or rented as of December 31, 2014:

Locations (as of December 31, 2014)

Facility location	Use	Approx. size	Lease expiry
		(m2)
Herzogenrath, Germany (owned)	Manufacturing, Service, Engineering	12,457	—
Herzogenrath, Germany (owned)	Headquarters, R&D, Manufacturing, Engineering	16,000	—
Aachen, Germany (leased)	R&D	200	28.02.2016
Cambridge, UK (leased)	Manufacturing, Engineering, R&D	2,180	13.09.2019
Cambridge, UK (leased)	Sales, Service, Engineering	1,386	27.06.2020
Sunnyvale, CA, USA (leased)	Manufacturing, Sales, Service, Engineering, R&D	9,338	31.10.2017
Seoul, South Korea (leased)	Sales, Service	1,032	31.12.2015
Shanghai, China (leased)	Sales, Service	755	31.07.2016
Suzhou, China (leased)	Sales, Service	537	21.06.2016
Hsinchu, Taiwan (leased)	Sales, Service	1,417	31.12.2017
Tainan, Taiwan (leased)	Service	203	27.05.2016
Tokyo, Japan (leased)	Sales, Service	364	30.09.2016

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

        The Company's engineers work diligently to continuously improve AIXTRON's systems, both in terms of resource conservation and environmental-friendly design and function. AIXTRON underlines its strategic commitment to a responsible management and control of the Company, oriented to long-term value creation, with the recent implementation its certified energy management system (certification under international standard DIN EN ISO 50001) and is contributing to the sustained support of the various national and international climate and environmental protection initiatives by its efficient use of energy and the careful use of resources. AIXTRON and its suppliers are committed to ethical and moral standards for the purchase and usage of conflict minerals (gold, tantalum, tin and tungsten). AIXTRON annually files the result of the vendor related due-diligence on its Form SD with the Securities and Exchange Commission. Moreover, AIXTRON provides targeted support to local social institutions.

Item 4A:    Unresolved Staff Comments

        None.

Item 5:    Operating and Financial Review and Prospects

Global Economy

        As a producer of capital goods the AIXTRON Group is affected by the global economic development as far as it has an effect on its own supply chain and cost of sales as well as on its customers' sales projections and therefore also on their investment behavior.

        Global economic development throughout the year 2014 remained subdued and regionally unbalanced. Among other things, the recovery in the Euro area was not as strong as previously expected and many emerging countries, including China, are facing a generally lowered growth potential. The sharply decreasing oil price at the end of the year 2014 is putting additional pressure on many oil-exporting countries including those in emerging markets. Moreover, there are increasing risks to the global economy from geopolitical tensions in Europe and the Middle East. In particular, the economic sanctions against Russia are already affecting growth rates both in Europe and globally. On the other hand, the US economy is showing strong, robust growth that has led the Federal Reserve to continue the cautious tightening of its monetary policy and phase out its bond-buying program. In total, the International Monetary Fund (IMF), in the January update of its World Economic Outlook, saw global growth remaining at the previous year's level of 3.3%. However, this global economic environment had no specific effects on AIXTRON's business development in fiscal year 2014.

        In the first half of fiscal year 2014, the US dollar exchange rate was moving in a range between 1.35 USD/EUR and 1.40 USD/EUR. In the third quarter of fiscal year 2014, the US dollar gained significant strength against the background of negative spillovers from the geopolitical conflict in the Ukraine, the European growth perspectives and the expansionary monetary policy of the European Central Bank aiming to cut across increasingly deflationary tendencies in the European Union. On the other hand, the US economy performed well, the Federal Reserve phased out its bond buying program at the end of fiscal year 2014, and it is expected that it will start raising interest rates again in the first half of fiscal year 2015, all of which was positive for the US dollar in the second half of fiscal year 2014. Thus, at the end of fiscal year 2014, the US dollar exchange rate improved significantly by 12% from USD/EUR 1.377 at the end of fiscal year 2013 to 1.217 USD/EUR. The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in the fiscal year 2014 was 1.334 USD/EUR (Q1/2014: 1.37 USD/EUR; Q2/2014: 1.37 USD/EUR; Q3/2014: 1.34 USD/EUR; Q4/2014: 1.254 USD/EUR) which was virtually the same level as in the previous year (2013: 1.328 USD/EUR). Thus, there were no significant exchange rate effects on AIXTRON's revenues and earnings development in fiscal year 2014.

        AIXTRON Management continues to monitor carefully the developments of the global economy and the financial markets, and regularly examines what can potentially be done to mitigate negative exogenous effects on AIXTRON's business.

The Semiconductor Equipment Market

        In 2014, the electronics equipment industry in total grew by 2.3% (according to Gartner Dataquest, December 2014) which was below the recorded world real GDP growth of 3.3% (according to the IMF World Economic Outlook January 2015 update).

        In comparison, the subset, semiconductor capital spending, showed an increase of about 13% in 2014. A further subset, specific spending on Wafer Fab equipment (WFE), which includes spending on deposition tools supplied by AIXTRON, grew by 16% year on year (according to Gartner Dataquest, December 2014). The worldwide MOCVD equipment market as subset of the WFE market is expected to increase by 16% to approximately USD 376 million in 2014, from an estimated total market value of USD 325 million in 2013 (Gartner Dataquest, December 2014).

        The sale of MOCVD systems for the manufacturing of LEDs continued to be the largest revenue driver for AIXTRON in 2014, representing 68% (2013: 39%; 2012: 48%), of its total equipment revenues.

The LED Market

        The market for Gallium nitride based LED devices which can be produced with AIXTRON's compound semiconductor equipment, was expected to have grown by 32% measured in units in 2014 according to a report from IHS (an independent semiconductor market research institute), published in November 2014. However, according to industry sources, LED prices have dropped by 20-30% throughout the year and are expected to decline at the same rate in 2015. Concurrently, the market for Gallium nitride based, high brightness LED devices was predicted to grow in 2015 by only 7% to USD 18.2 billion from USD 17 billion in 2014 (IHS).

        The continuous reduction of LED prices, governmental policy changes and efforts from the supply chain, have all contributed positively to increasing the momentum for LED lighting adoption across commercial, industrial and consumer segments.

        According to the market research institute IHS (November 2014), the market for LEDs for general lighting is expected to grow from 820 million shipped units in 2014 to 3.5 billion shipped units in 2020. The penetration of LED-lamps relative to total lamps is expected to rise from 5% in 2014 to 27% in 2020, supported by the increasing availability of attractively priced, quality LED lighting products.

Management Assessment of Company Situation

        Throughout fiscal year 2014, AIXTRON executed its strategy to consistently invest into future business fields including deposition technologies for Power Electronics, OLED, Memory, Logic and Carbon Nanomaterials including Graphene. The Company has seen market interest and demand from customers in all of these fields.

        Demand for LED chips is increasing due to an increasing penetration of LED technology in the lighting market and strong demand of LEDs for displays, leading to high utilization rates of LED producers. Market demand for LED production equipment has also grown.

        AIXTRON has launched the AIX R6, its new generation MOCVD showerhead tool. The tool specifically addresses lower cost of ownership requirements from customers who are facing very competitive industry dynamics. At the end of September 2014, AIXTRON received a large tool order from Chinese manufacturer San'an Optoelectronics Co., Ltd. for 50 AIX R6 tools. The order is being processed and will have an impact on order intake and revenues in 2015 and beyond. In addition to this order, AIXTRON is currently positioning the new tool with further customers in the market. Management expects that the performance of the new AIX R6 tool, including higher throughput and lower cost of ownership, will allow for a higher price level. Efficiency and productivity enhancements in serial production will enable a consistent reduction of cost of sales, improving the lower gross margin levels during the production ramp up phase. The new AIX R6 tool is currently being qualified for mass production at a number of different customers. Management expects that the timing of the qualification process could vary depending on individual specification criteria and the experience levels customers have with AIXTRON's showerhead technology.

        After a slow first half of 2014, demand for AIXTRON's QXP-tools for DRAM memory production has recovered in the second half of the year, marking the beginning of an expected positive trend.

        Additionally, good progress has been made in the area of OLED deposition technologies. The OLED R&D Cluster has been commissioned, successfully running customer demos to demonstrate AIXTRON's deposition capabilities in this space. Currently, the Gen8 Demonstrator is being installed in order to prove the scalability of the organic deposition technology on very large substrates. It is expected to be commissioned in the first half of 2015.

        In parallel, AIXTRON is executing its 5-Point-Program specifically addressing the further reduction of material costs as well as further improvements in Supply Chain, Service and Production processes preparing the ground to return to sustainable profitability. To support this strategy, AIXTRON has announced a further 8% reduction of staff or approximately 60 jobs, reflecting the shift of regional and technological requirements. At the same time, Management will execute on its productivity programs in all areas of the Company to further optimize the cost structure whilst sustaining the targeted investments into the defined future business fields. Due to the progress made in AIXTRON's strategic initiatives and the steps forward the Company has made in its operating programs and in the development of its products, Management remains confident that the Company is on track to return to the path to success.

        The Company has a strong balance sheet and a strong liquidity without any bank borrowings.

A.    Operating Results: 2012-2014

        The following operating and financial review of AIXTRON's results of operations and financial condition should be read together with AIXTRON's Consolidated Financial Statements prepared in accordance with IFRS included under Item 8 "Financial Information" of this report.

        The following discussions include "forward-looking statements" that involve risks and uncertainties that are discussed more fully in "Risk Factors" and "Forward-looking statements notice" included in this annual report. Actual results could differ materially from future results expressed or implied by the forward-looking statements.

Development of Revenues

        In fiscal year 2014, AIXTRON recorded total revenues of € 193.8 million, an increase of € 10.9 million, or 6%, compared to € 182.9 million in 2013 (2012: € 227.8 million) mainly due to increased demand from LED chip makers. At the end of September 2014, AIXTRON received a large multiple tool order from Chinese manufacturer San'an Optoelectronics Co., Ltd. for 50 new generation AIX R6 MOCVD Showerhead tools. The order is being processed and will have an impact on order intake and revenues in fiscal year 2015 and beyond. The 2014 equipment revenues increased by 8% to € 148.5 million (2013: € 138.0 million; 2012: € 176.9 million), with demand for MOCVD Equipment for LED manufacturing remaining the largest contributor to AIXTRON's equipment revenues, representing 68% (2013: 39%; 2012: 48%), the second largest being ALD Equipment, representing 11% (2013: 22%; 2012: 12%).

        Total MOCVD related revenues increased by 36% from € 94 million in 2013 to € 127.8 million in 2014 (2012: € 148.6 million). In 2014, 22% of the increase was related to volume reflecting higher market demand. The remaining 14% was caused by changes in realized average selling price, product mix and exchange rate differences. In 2013, of the decrease, 21% was related to volume reflecting the lower market demand caused by over-capacity in the LED markets our customers were addressing. The remaining 16% of the decline was caused by changes in realized average selling prices, which were also due to lower market demand and the competitive situation. Total ALD related revenues in fiscal year 2014 amounted to € 16.5 million (2013: € 30.4 million; 2012: € 19.2 million). The 2014 decrease and the 2013 increase are entirely volume related.

        Total equipment sales generated 77% of total revenues in 2014 (2013: 75%; 2012: 78%).

        The 2013 decrease in revenues was mainly driven by a generally reluctant investment behavior of AIXTRON's customers in light of the prevailing excess capacity in LED production that could not yet be fully absorbed by the growing demand for LED products. Therefore, one of the consequences of such behavior was a significantly lower demand for AIXTRON's MOCVD deposition equipment than AIXTRON expected.

        23% of total revenues in 2014 were generated by sales of spare parts and service, which is 2 percentage points lower than in 2013 (2013: 25%; 2012: 22%) and mainly due to the higher equipment revenue figure. In absolute terms, sales of spare parts and service were at € 45.3 million largely stable in 2014 compared to 2013 (2013: € 44.8 million; 2012: € 51.0 million).

        The described pattern is typically a result of prior years' equipment sales as spare part revenues usually lag behind the revenue development from equipment, since services and spare part packages are typically included or covered by warranty provided to customers in the after sales period.

	2014		2013		2012		2014-2013
Revenues by Equipment, Spares & Service	million EUR	%	million EUR	%	million EUR	%	million EUR	%
Equipment revenues	148.5	77	138.0	75	176.9	78	10.5	8
Other revenues (service, spare parts, etc.)	45.3	23	44.8	25	51.0	22	0.4	1

Total	193.8	100	182.9	100	227.8	100	10.9	6

        In 2014, the major part of total revenues, 83%, continued to be generated by sales to customers in Asia, which was 5 percentage points higher than in the previous year (2013: 78%; 2012: 78%). 13% of revenues in 2014 were generated in Europe (2013: 13%; 2012: 9%) and the remaining 4% in the Americas (2013: 9%; 2012: 13%).

	2014		2013		2012		2014-2013
Revenues by Region	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Asia	160.2	83	141.8	78	177.5	78	18.4	13
Europe	25.2	13	24.2	13	21.4	9	1.0	4
Americas	8.4	4	16.9	9	29.0	13	(8.5)	(50)

Total	193.8	100	182.9	100	227.8	100	10.9	6

 Development of Results

	2014		2013		2012		2014-2013
Cost Structure	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(%)
Cost of Sales	152.3	79	190.3	104	227.4	100	(38.0)	(20)
Gross profit	41.5	21	(7.4)	(4)	0.4	0	48.9	n.m.
Operating Costs	99.8	52	88.4	48	132.7	58	11.4	13
Selling expenses	16.0	8	29.0	16	34.8	15	(13.0)	(45)
General and administration expenses	19.3	10	18.2	10	19.6	9	1.1	6
Research and development costs	66.7	34	57.2	31	72.9	32	9.5	17
Net other operating (income) and expenses	(2.2)	(1)	(16.0)	(9)	5.5	2	13.8	86

Cost of Sales

        In 2014, cost of sales decreased year on year by 20% or € 38.0 million from € 190.3 million to € 152.3 million (2012: € 227.4 million). 2014 cost of sales included inventory write-downs and ramp-up costs for new products. 2013 cost of sales included 35.2 million of unusual items mainly consisting of inventory write-downs. 2013 unusual items in cost of sales were significantly higher than the above mentioned effects in 2014. Consequently, 2014 cost of sales relative to revenues decreased to 79% (2013: 104%; 2012: 100%).

        In 2013, cost of sales decreased year on year by 16% in absolute terms from € 227.4 million in 2012 to € 190.3 million. The decrease was particularly attributable to lower revenue-related costs.

Gross Profit, Gross Margin

        Against the background of the aforementioned 2013 unusual items, the Company's gross profit in 2014 increased year-on-year to € 41.5 million (2013: € -7.4 million; 2012: € 0.4 million), resulting in a gross margin of 21% after -4% in 2013 (2012: 0%). Due to the aforementioned 2013 unusual items as well as lower selling prices for MOCVD equipment, the Company's gross profit in 2013 decreased to €-7.4 million, resulting in a -4% gross margin after 0 in 2012.

Operating Costs

        Operating costs in 2014 were below the targeted € 100 million at € 99.8 million despite of significantly higher R&D spending and further restructuring costs.

        This development was influenced by the following factors:

        Due to a lower rate of volume related costs, selling expenses in 2014 decreased in absolute terms by 45% from € 29.0 million to € 16 million (2012: € 34.8 million). Selling expenses relative to revenues were down to 8% (2013: 16%; 2012: 15%). In line with the revenue development, selling expenses in 2013 decreased in absolute terms by 17% from € 34.8 million to € 29.0 million. In 2013 Selling expenses relative to revenues were stable at 16% compared to 2012 (2012: 15%).

        Driven by projects, general and administration expenses in fiscal year 2014 slightly increased by 6% in absolute terms and were stable in relative terms at € 19.3 million or 10% of revenues (2013: € 18.2 million or 10% of revenues; 2012: € 19.6 million or 9% of revenues). In 2013, general and administration expenses declined by 7% to € 18.2 million (2012: € 19.6 million) and were mainly influenced by reduced costs for external services as well as lower software license fees. General and administration expenses relative to revenues were virtually stable at 10% in 2013 (2012: 9%), which was due to the included restructuring expenses that also contained severance payments.

Key R&D Information	2014	2013	2012	2014-2013
				%
R&D expenses (in million EUR)	66.7	57.2	72.9	17
R&D expenses, % of sales	34	31	32
R&D employees (period average)	285	297	337	(13)
R&D employees, % of total headcount (period average)	36	35	34

        Research and development costs were up 17% from € 57.2 million in 2013 (2012: € 72.9 million) to € 66.7 million in 2014, reflecting the Company's commitment to innovation as well as pre-launch development costs related to the AIX R6 new generation MOCVD tool and progress made in the OLED area. Such expenditures are being made very specifically in the Company's targeted future markets such as OLED, Power Electronics or Logic and are monitored very closely. In 2013, research and development expenses were carefully analyzed in the course of the 5-Point-Program and refocused on specific growth areas. Thus, 2013 R&D expenditures were reduced significantly to € 57.2 million (2012: € 72.9 million), reflecting efficiency gains and a more focused R&D approach.

	2014	2013	2012	2014-2013
Personnel Costs	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Cost of Sales	22.3	25.7	30.9	(3.4)	(13)
Selling, General and Administrative expenses	16.1	17.8	19.3	(1.7)	(10)
Research and Development costs	28.1	24.0	30.9	4.1	(17)

Total	66.5	67.5	81.1	(1.0)	(2)

        Due to the majority of the 2013 global staff reductions becoming effective not before the second half of the year 2013, the average number of Group employees declined again from 847 in 2013 to 785 in 2014 (2012: 983), resulting in 2% lower personnel costs of € 66.5 million compared to € 67.5 million in 2013 (2012: € 81.1 million). As a result of the global staff reductions across all operating areas the average number of Group employees declined from 983 in 2012 to 847 in 2013, also resulting in 17% lower personnel costs of € 67.5 million, including severance payments, compared to € 81.1 million in 2012. Based on the relatively stable revenue base, personnel expenses relative to revenues were down by 3 percentage points from 37% in 2013 to 34% in 2014 (2012: 36%). In line with the announcement in December 2014 to further reduce staff by cutting approximately 60 jobs, personnel costs across all functions in fiscal year 2014 include restructuring charges amounting to € 5.8 million (2013: 5.2 million; 2012: 5.1 million). At the end of the period on December 31, 2014, in absolute terms, the number of employees increased from 776 as of December 31, 2013 to 789 as of December 31, 2014 (December 31, 2012: 964).

        Net other operating income and expenses for fiscal year 2014 resulted in an income of € 2.2 million (2013: € 16.0 million income including insurance proceeds; 2012: € 5.5 million expense). In 2013, net other operating income and expenses gave an operating income of € 16.0 million (2012: € 5.5 million expense) since the write-down of a building expected to be put on the market for sale amounting to € 9.9 million was more than offset by the insurance proceeds of € 22.5 million resulting from a fire in a third-party warehouse in the United Kingdom.

        In 2014, the Company recorded a net currency expense of € -0.3 million (2013: € 0.5 million net income; 2012: € 6.9 million net expense) resulting from currency and translation differences. The 2013 net currency income resulted from currency and translation differences, too. The € 1.8 million of R&D grants received in 2014 (2013: € 2.5 million; 2012: € 2.7 million), were recorded as "other operating income".

        Total operating costs in 2014 came in at € 99.8 million and were up compared to the prior year from € 88.4 million (2012: € 132.7 million), primarily due to the above mentioned effects recorded in 2013 which did not reoccur in 2014. Operating costs relative to revenues were 52% in 2014, 4 percentage points more than the 48% in 2013 (2012: 58%).

Operating Result

        The absolute operating result improved in a year-on-year comparison by € 37.4 million and came in at € -58.3 million in 2014 (2013: € -95.7 million; 2012: € -132.3 million) resulting in an EBIT margin of -30% (2013: -52%; 2012: -58%). Despite higher R&D expenses in fiscal year 2014, this positive development is attributable to the above mentioned higher unusual items included in the 2013 figures. The 2013 improvement of the operating result was mainly due to realized operating cost savings and the previously mentioned insurance proceeds.

 Result Before Taxes

        Result before taxes improved year-on-year by € 38.1 million from € -95.2 million in 2013 (2012: € -129.9 million) to € -57.1 million in 2014, with a net finance income of € 1.2 million (2013: € 0.5 million income; 2012: € 2.3 million income).

	2014	2013	2012	2014-2013
Interest & Taxes	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Net Finance Income/Expense	1.2	0.5	2.3	0.7	140
Finance Income from financial assets	1.2	0.8	2.3	0.4	50
Finance Expenses from financial liabilities	0.0	(0.3)	0.0	0.3	n.m.
Taxes on Income	(5.4)	(5.8)	(15.5)	0.4	(7)

        In 2014, AIXTRON recorded a country specific tax expense of € 5.4 million (2013: tax expense of € 5.8 million; 2012: tax expense of € 15.5 million). The 2013 tax expense also resulted from country specific taxes. Unrecognized deferred tax assets related to tax losses at December 31, 2014 totaled € 129.5 million (2013: € 88.7 million; 2012: € 90.9 million).

Profit/Loss Attributable to the Equity holders of AIXTRON SE (after taxes)

        The 2014 after-tax result attributable to the equity holders of AIXTRON SE was € -62.5 million or -32% of revenues, and € -101.0 million (-55% of revenues) in 2013 (2012: € -145.4 million or -64% of revenues).

Net Income AIXTRON SE—Use of Results

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated loss in accordance with German generally accepted accounting principles, (German GAAP) based on the German Commercial Code, HGB, of € -53.6 million for 2014 (2013: loss of € -1.1 million; 2012: loss of € -51.6 million).

        As they did with the 2013 loss, AIXTRON's Executive and Supervisory Boards will propose to the annual general meeting that the 2014 loss should be carried forward and consequently no dividend payment should be made for 2014 (2013: no dividend; 2012: no dividend).

Development of Orders

	2014	2013	2012	2014-2013
Equipment Orders	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Equipment order intake	153.4	133.2	131.4	20.2	15
Equipment order backlog (end of period)	65.2	59.6	79.4	5.6	9

        As a matter of internal policy, the 2014 US dollar denominated order intake and backlog were recorded at the 2014 budget exchange rate of 1.35 USD/EUR (2013: 1.30 USD/EUR; 2012: 1.40 USD/EUR).

Equipment Order Intake

        Mainly driven by higher demand from LED chip makers, equipment order intake in 2014 was up 15% year-on-year by € 20.2 million and came in at a total of € 153.4 million (2013: € 133.2 million; 2012: € 131.4 million). The order intake in fiscal year 2014 was not influenced by the aforementioned 50-tool order, which is in line with AIXTRON's strict order intake policy. Due to the agreed and ongoing qualification process, order intake will be booked only when in line with customer confirmed shipment dates and upon availability of shipping documents. Recording of the 50-tool order will commence in Q1/2015. In 2013, order intake was particularly affected by the continuously subdued demand for new production equipment from AIXTRON customers and lower selling prices for MOCVD equipment sold out of excess inventories.

Equipment Order Backlog

        The total equipment order backlog of € 65.2 million at December 31, 2014 was 9% higher than the € 59.6 million at the same point in time in 2013 (December 31, 2012: € 79.4 million) and 12% higher than the 2014 opening backlog of € 58.1 million, revalued as of January 1, 2014, at the US-Dollar exchange rate of 1.35 USD/EUR valid at that time. The total equipment order backlog of € 59.6 million at December 31, 2013 was 25% lower than the € 79.4 million at the same point in time in 2012.

        The 2014 year-end order backlog was revalued at the 2015 budget rate of 1.25 USD/EUR as per January 1, 2015, leading to an opening equipment order backlog of € 69.03 million for 2015, the majority of which is due for delivery in fiscal year 2015.

        As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received orders as order intake and order backlog. These requirements comprise all of the following minimum criteria:

  1.
  the receipt of a firm written purchase order

  2.
  the receipt of the agreed deposit

  3.
  accessibility to the required shipping documentation

  4.
  a customer confirmed agreement on a system specific delivery date.

        In addition and reflecting current market conditions, the Company's Management reserves the right to assess whether the actual realization of each system order is sufficiently likely to occur in a timely manner according to Management's opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

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

        Due to the volatile nature of the semiconductor business, a sufficient level of cash is essential to expeditiously finance potential business needs. The Company's need for cash is generally provided for through operating cash flows. In order to secure future financing and support the indispensable R&D activities, the Company has access to a strong equity capital base. Furthermore, approved by the Annual General Meeting, and subject to Supervisory Board approval, the Company has the authority to issue equity instruments to be able to raise additional liquidity on the capital market if required.

        AIXTRON conducts a large part of its business in foreign currencies, i.e. in currencies other than the Euro. The most prevalent foreign currency relevant to AIXTRON is the US Dollar. Unfavorable exchange rate movements, especially the US Dollar/Euro exchange rate, will adversely affect the Company's results of operation. In order to manage foreign exchange risks, the Company routinely monitors if and to what extent currency hedging instruments should be used. In 2014, no currency hedging instruments were used.

Funding

        The Company's stated share capital as of December 31, 2014 amounted to € 112,694,555 (December 31, 2013: € 112,613,445; December 31, 2012: € 101,975,023) divided into 112,694,555 registered shares with a proportional interest in the share capital of € 1.00 per no-par value registered share. All registered shares are fully paid in. AIXTRON has an ADS program. The Company's ADSs each represent one ordinary share traded on the NASDAQ Global Select Market.

        On October 23, 2013, the Company made use of the authorizations to issue equity instruments and announced that the Executive Board had, with the consent of the Supervisory Board, agreed to increase the Company's share capital by partially utilizing its authorized capital of up to € 10,223,133 by issuing up to 10,223,133 new no-par value shares, corresponding to approximately 10% of the Company's share capital, for cash. Shareholders' subscription rights were excluded. On October 24, 2013, AIXTRON announced that the 10,223,133 new shares (shares without par value) were subscribed by investors via an accelerated book building process. The placement price was € 9.90 per share and the gross proceeds for the Company from the capital increase amounted to approximately € 101 million. As a consequence of this partial utilization of the Authorized Capital 2011, the Company proposed to the Annual General Meeting on May 14, 2014, a resolution to cancel the Authorized Capital 2011 and to create a new Authorized Capital 2014 where the Executive Board shall be authorized, with the approval of the Supervisory Board, to increase the share capital on one occasion or in partial amounts on several occasions in the period to May 13, 2019 by up to a total of € 45,883,905.00 against cash and/or non-cash contributions by issuing new registered no-par value shares corresponding to approximately 40% of the Company's share capital. The shareholders approved the proposal with a majority of 75.3%.

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or ADS under certain conditions. In fiscal year 2014, 81,110 stock options (2013: 415,289; 2012: 185,496 options) were exercised, resulting in delivery of in total 81,110 ordinary shares. In fiscal year 2014, 1,150,400 new stock options were granted under the 2014 tranches of the 2012 stock option plan (2013: no new stock options were granted; 2012: 31,000 options from the 2012 tranche of the 2007 stock option plan). For a more detailed description of the different stock option plans and a summary of all the stock option transactions, refer to Item 18 "Financial Statements—Note 23. Share-based payment".

        The Company recorded no bank borrowings as of December 31, 2014, 2013 and 2012.

        Where necessary, AIXTRON SE provides loans and financial security facilities to its subsidiaries to enable the business to continue to operate efficiently. The Company has granted no security interests in its own land and buildings.

        The equity ratio was 78% as of December 31, 2014, compared to 83% as of December 31, 2013 (December 31, 2012: 84%). This development was principally attributable to the 2014 net loss. In 2013, the equity ratio was broadly stable at 83% versus 84% in the preceding year, mainly due to the positive effect of the capital increase virtually compensating the 2013 net loss.

        In 2014, the return on equity (ROE) based on the negative 2014 Group's net result in proportion to the average total shareholders' equity at the start and end of the year was -15% (2013: -22%; 2012: -26%).

        In order to finance future developments, the Company regularly explores and assesses on an ongoing basis, potential funding opportunities available in the market. Additional funding needs could also be covered by the additional capital as authorized by the annual general meeting and laid out in the following table:

Funding Sources (EUR or number of shares)	2014 31-Dec	Approved since	Expiry Date	2013 31-Dec	2012 31-Dec	2014-2013
Issued shares	112,694,555	—	—	112,613,445	101,975,023	81,110

Authorized Capital 2014
—Capital increase for cash or contribution in kind with or without existing shareholders' preemptive rights	45,883,905	14.05.2014	13.05.2019	0	0	45,883,905
Authorized Capital 2012
—Capital increase for cash with existing shareholders' preemptive rights	10,422,817	16.05.2012	15.05.2017	10,422,817	10,422,817	0
Authorized Capital 2011
—Capital increase for cash or contribution in kind with or without existing shareholders' preemptive rights	cancelled	19.05.2011	18.05.2016	30,248,813	40,471,946	(30,248,813)

Conditional Capital I 2012
—Authorization to potentially issue bonds with warrants and/or convertible bonds in future	40,715,810	16.05.2012	15.05.2017	40,715,810	40,715,810	0

Conditional Capital II 2012
—Stock Options Program 2012	4,208,726	16.05.2012	15.05.2017	4,208,726	4,208,726	0
Conditional Capital II 2007
—Stock Options Program 2007	2,890,613	22.05.2007	31.12.2018	2,927,226	3,136,628	(36,613)
Conditional Capital 4
—Stock Options Program 2002	471,713	22.05.2002	31.12.2016	516,210	722,097	(44,497)
Conditional Capital 2
—Stock Options Program 1999	1,926,005	26.05.1999	31.12.2017	1,926,005	1,926,005	0

        In accordance with section 71 (1) no. 8 German Corporations Act, AktG, the Company is authorized until May 13, 2019, with the approval of the Supervisory Board, to purchase its own shares representing an amount of up to € 11,262,429 of the share capital. This authorization may not be used by the Company for the purpose of trading in own shares. The authorization may be exercised in full, or in part, once, or on several occasions by the Company. The shares may be purchased (1) on the stock market or (2) by way of a public offer to all shareholders made by the Company or (3) by way of a public invitation to submit offers for sale.

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

 Investments

        The AIXTRON Group's total capital expenditures in fiscal year 2014 amounted to € 13.4 million (2013: € 10.1 million; 2012: € 16.5 million). In 2014, € 12.6 million (2013: € 9.6 million; 2012: € 15.8 million) were related to property, plant and equipment (including testing and laboratory equipment such as the OLED R&D Cluster). The remaining € 0.8 million in 2014 (2013: € 0.5 million; 2012: € 0.7 million) were related to intangible assets including software licenses. In 2013, € 9.6 million of the total of € 10.1 million were related to investments in property, plant and equipment. The remaining € 0.5 million in 2013 were related to intangible assets including software licenses.

        The majority of capital expenditures (87%) for the year 2014 (2013: 82%; 2012: 63%) were invested in Germany and such expenditures for 2015 are generally expected to be invested also primarily in Germany.

        In 2015, investments will again be made mainly for laboratory and test equipment. 2015 capital expenditures amounting to € 9.6 million are currently planned to be made in Germany and paid in cash.

        The increase of € 9.9 million in bank deposits with a maturity of at least three months in 2014 was recorded as cash outflow from investing activities. In 2013 bank deposits with a maturity of at least three months increased by € 30.4 million which was recorded as cash outflow from investing activities (2012: decrease of € 11.9 million was recorded as cash inflow from investing activities).

        All 2014, 2013 and 2012 expenditures were funded out of operating cash flow and available cash resources.

        Capital commitments are disclosed in Item 18 "Financial Statements—Note 28. Capital commitments" and are expected to be funded out of available cash resources.

Cash Flow

        In fiscal year 2014, a cash outflow from operating activities of € 33.8 million (2013: cash inflow of € 8.2 million; 2012: cash outflow of € 45.2 million) was recorded. The decrease in operating cash flow in 2014 was mainly caused by the net loss incurred for the full fiscal year and the scheduled increase of inventories for the MOCVD tools only partially being offset by received advance payments from customers (2014: net loss of € -62.5 million; 2013: net loss of € -101.0 million; 2012: net loss of € -145.4 million). In 2013, the increase in operating cash flow was mainly attributable to insurance proceeds of € 22.5 million resulting from a fire in a third-party warehouse and the successful sale of goods out of excess inventory.

        A cash outflow from investment activities of € -23.2 million was recorded in 2014 (2013: cash outflow of € 39.7 million; 2012: cash outflow of € 4.4 million). This outflow was mainly due to previously mentioned capital expenditures and money market deposits that were added in the amount of € 9.9 million (2013: liquidated € 30.4 million; 2012: liquidated € 11.9 million), which were previously classified as "other financial assets". In 2013 a cash outflow of € 39.7 million was recorded from investment activities. Money market deposits were liquidated in the amount of € 30.4 million in 2013, which were previously classified as "other financial assets".

        In 2014, the cash inflow from financing activities of € 193 thousand (2012: cash outflow of € 24.3 million) was recorded from the issue of new shares (2012: € 883 thousand), no dividends were paid to AIXTRON shareholders (2012: € 25.2 million). The 2013 cash inflow of € 101.6 million comprised mainly of the gross proceeds from the capital increase, also no dividends were paid to AIXTRON shareholders.

        Cash and cash equivalents including cash deposits with a maturity of at least three months, most of which is held in Euros (also see "Investments"), decreased by 12% or € 38.2 million to € 268.1 million (€ 116.6 million + € 151.5 million financial assets) as of December 31, 2014 (December 31, 2013: € 306.3 million, equaling € 167.5 million + € 138.9 million; December 31, 2012: € 209.5 million, equaling € 99.7 million + € 109.8 million). Specific items that lowered the 2014 year-end liquidity came predominantly from the 2014 net loss (€ -62.5 million), the capital expenditures and the inventory build-up. These cash outflows were only partially offset by increased received advance payments from customers.

        In 2013, Cash and cash equivalents including cash deposits with a maturity of at least three months, most of which were held in Euros, increased by 46% or € 96.8 million to € 306.3 million. Specific items that lowered the 2013 year-end liquidity came, among other factors, from the 2013 net loss (€ -101.0 million)

as well as capital expenditures. The capital increase with gross proceeds of € 101.3 million and the sale of goods from inventory had a positive impact.

        There are currently no restrictions on the Company's use of cash resources.

Assessment of Liquidity and Capital Resources

        The Company's liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that the liquidity provided by operating cash flows, existing cash resources and financing arrangements, is sufficient to fund working capital, capital expenditures and other ongoing business requirements. In the market and economic environment currently experienced by AIXTRON characterized by persisting subdued customer demand for the Company's products and services, cash generated by operations could be lower than forecasted and not be sufficient. In such a situation, the Company might need to pursue obtaining short-term credit facilities or additional equity financing offerings. There can be no assurance that any such supplemental funding, if sought, could be obtained, or if obtained, would be adequate or on terms acceptable to AIXTRON. However, AIXTRON believes that its balance sheet at December 31, 2014 should provide additional sources of liquidity if required.

        As of December 31, 2014, € 151.5 million (2013: € 138.9 million; 2012: € 109.8 million) of the Company's cash resources were held, mostly in Euros, in bank deposits with a maturity of at least three months at inception.

C.    Research and Development, Patents and Licenses, etc.

        For information regarding research and development, patents and licenses, refer to Item 4.B. "Information on the Company—Business Overview—Research and Development", "—Intellectual Property" and Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Results—Operating Costs" in this report.

D.    Trend Information

        The development of next generation material deposition technology remains AIXTRON's core competency. It is an area where the Company has developed a global leadership position. AIXTRON Management intends to keep this focus and positioning while at the same time expanding this core know-how into both existing and emerging markets. AIXTRON remains committed to investing in R&D to not only maintain the Company's leading technology position in MOCVD equipment for LEDs but also to enable greater penetration into markets such as for Power Electronics, Organic Semiconductors, next generation Memory and Logic applications.

        A key milestone in the field of MOCVD technology was the release of AIXTRON's new generation equipment AIX R6 in November 2014. AIXTRON is working actively with a number of customers to qualify the tool for mass production and to support customers in their growth plans based on this technology.

        Another important field for AIXTRON is Power Electronics based on compound semiconductor materials such as Gallium Nitride (GaN) and Silicon Carbide (SiC). Electronic devices based on these material combinations are especially suitable for high voltage applications and are extremely energy efficient. Such device applications can be found in electric vehicles, transformers, converters or feed-in of renewable energy into the grid. AIXTRON expects higher equipment demand as the penetration of above mentioned devices is gaining momentum.

        AIXTRON will also continue to implement its strategy to address the large area organic semiconductor application markets with the Company's deposition technology for organic materials, OVPD® and PVPD™. The exclusively licensed OVPD® technology allows a highly efficient deposition of organic material, especially on large area substrates, and offers a number of advantages over other technologies in terms of material consumption and yield. Demonstration and qualification efforts are closely linked to the expansion plans of potential customers in this field.

        The Company also aims to make further inroads into the research and development community with its PECVD technology, aimed at manufacturing Carbon Nanostructures including Carbon Nanotubes,

Carbon Nanowires and Graphene. The potential applications for advanced Carbon Nanostructures include, among other things, display technologies, semiconductor technologies or composite materials. The significant number of AIXTRON R&D tools installed and the close collaboration with customers allow the Company to align its roadmaps with the market requirements of this emerging technology.

        AIXTRON's Silicon team has developed the high throughput QXP-8300 ALD deposition tool aimed specifically at providing efficient and innovative solutions for memory applications. AIXTRON's QXP tool is production qualified at a major Korean memory chip manufacturer and is in the process of production qualification at two other memory chip manufacturers. In the mid- to long-term, AIXTRON therefore sees further growth potential with this technology. In addition, based on R&D projects and customer feedback, AIXTRON sees tangible opportunities to further support the miniaturization of logic device structures with the use of compound semiconductor materials. This outlook may vary, positively or negatively from our expectations due to the risks and opportunities described elsewhere in the Report. See "Item 3: Key Information—Risk Factors" and "Forward Looking Statements" at the beginning of the Report.

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

        The following table summarizes contractual obligations for future cash outflows as of December 31, 2014:

(million EUR)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	8.83	3.96	3.71	0.94	0.22
Purchase commitments	39.00	39.00

Total contractual obligations	47.82	42.96	3.71	0.94	0.22

        Commitments for capital expenditures were € 2.0 million as of December 31, 2014 (December 31, 2013: € 831 thousand; December 31, 2012: € 437 thousand).

        No obligations for funding of pension plans existed as of December 31, 2014, December 31, 2013 and December 31, 2012.

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

Revenue Recognition

        Revenue is generally recognized in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance (see note 2 (n)). The Company believes, based on past experience, that this method of recognizing revenue fairly states the revenues of the Company. The judgments made by Management include an assessment of the point at which substantially all of the risks and rewards of ownership have passed to the customer. For more information regarding revenue recognition, refer to Item 18 "Financial Statements—Note 2. Significant accounting policies, Note 3. Segment Reporting and Note 37. Critical accounting judgments and key sources of estimation and uncertainty".

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

        As disclosed in Item 18 "Financial Statements—Note 3. Segment Reporting" and Item 18 "Financial Statements—Note 16. Inventories", during the years 2014, 2013 and 2012 the Company incurred expenses of € 3,016 thousand, € 35,102 thousand and € 40,947 thousand respectively arising mainly from changes to past assumptions concerning net realizable value of inventories and excess and obsolete inventories.

        In future periods, write-downs of inventory may be necessary due to (1) reduced demand in the markets in which the Company operates, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for the Company's products. These factors could result in adjustments to the valuation of inventory in future periods, and significantly impact the Company's future operating results.

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

Provisions

        Provisions are liabilities of uncertain timing or amount. At each balance sheet date, the Company assesses the valuation of the liabilities which have been recorded as provisions and adjusts them if necessary. Because of the uncertain nature of the timing or amounts of provisions, judgment has to be exercised by the Company with respect to their valuation. Actual liabilities may differ from the estimated amounts. Details of provisions are shown in Item 18 "Financial Statements—Note 24. Provisions"

 Recently Issued Accounting Standards

        In the current year, the following new and revised standards have been adopted. Their adoption has not had any significant impact on the amounts reported in these financial statements.

        Amendments to IFRS 10, IFRS 12 and IAS 27—Investment Entities

        The changes relate to consolidation of companies by investment entities.

        Amendments to IAS 36—Recoverable amount Disclosures for Non-Financial Assets

        The amendments improve disclosures related to the recoverable amount of an asset measured at fair value less costs of disposal.

        Amendments to IAS 39—Novation of Derivatives and Continuation of Hedge Accounting

        The standard relates to derivatives subject to novation. The Group has no such derivatives.

        IFRIC 21—Levies

        This interpretation relates to Government levies and has had no effect on the Group.

        Amendments to IAS 32—Offsetting financial assets and financial liabilities

        The amendment clarifies the requirement for offsetting financial assets and liabilities.

        At the date of authorization of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

        IFRS 9

        Financial Instruments

        IFRS 15

        Revenue from Contracts with Customers

        IFRS 11 (amendments)

        Accounting for Interests in Joint Operations

        IAS 16 and IAS 38 (amendments)

        Agriculture: Bearer Plants

        IAS 19 (amendments)

        Defined Benefit Plans: Employee Contributions

        IAS 27 (amendments)

        Equity method in Separate Financial Statements

        IFRS 10 and IAS 28 (amendments)

        Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

        Annual Improvement to IFRSs: 2010-2012; 2011-2013; 2012-2014

        Amendments to various IFRSs

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

        As of December 31, 2014 AIXTRON's Supervisory Board consisted of the following six individuals:

Name	Position	Member since	End of Term	Year of birth
Kim Schindelhauer(1)(2)(3)(4)(5)	Chairman of the Supervisory Board	2002	AGM 2016	1953
Prof. Dr. Wolfgang Blättchen(1)(4)	Deputy Chairman of the Supervisory Board, Chairman of the Audit Committee, Independent Financial Expert(6)	1998	AGM 2016	1953
Dr. Andreas Biagosch(2)		2013	AGM 2016	1955
Prof. Dr. Petra Denk(2)(3)	Chair of the Technology Committee	2011	AGM 2016	1972
Dr. Martin Komischke		2013	AGM 2016	1957
Prof. Dr. Rüdiger von Rosen(1)(3)	Chairman of the Nomination Committee	2002	AGM 2016	1943

(1)
Member of the Audit Committee

(2)
Member of the Technology Committee

(3)
Member of the Nomination Committee

(4)
Member of the Capital Market Committee

(5)
Former AIXTRON Executive Board Member

(6)
Since 2005

        No member of AIXTRON's Supervisory Board serves as a director of an SEC-reporting company in the United States.

        The Supervisory Board's business address is Dornkaulstr. 2, 52134 Herzogenrath, Germany.

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

        As of December 31, 2014, AIXTRON's Executive Board ("Management") consisted of the following two individuals:

Name	Position	First Appointment	End of Term	Date of Birth
Martin Goetzeler	Chairman, President and Chief Executive Officer	March 1, 2013	February 28, 2017	May 11, 1962
Dr. Bernd Schulte	Executive Vice President and Chief Operating Officer	April 1, 2002	March 31, 2018	August 22, 1962

        Wolfgang Breme, former Executive Vice President and Chief Financial Officer, has resigned from office as of May 31, 2014

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

  •
  Dr. Bernd Schulte (Member of the Executive Board, Executive Vice President and Chief Operating Officer): Dr. Schulte has been Executive Vice President, Chief Operating Officer and a member of the Executive Board of AIXTRON since April 1, 2002. In June 2014, prior to the expiration of his present term on March 31, 2015, his service agreement has been renewed until March 31, 2018. Dr. Schulte joined AIXTRON in 1993, and he served as Director, Sales and Marketing, from 2001 to 2002.

        The Executive Board's business address is Dornkaulstr. 2, 52134 Herzogenrath, Germany.

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

        Executive Board remuneration currently consists of three components: fixed remuneration (including benefits in kind and payments for individual private pension insurance plans), a variable bonus, and may include stock-based remuneration.

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

        In fiscal year 2014, the total fixed and variable remuneration of the Executive Board (including benefits in kind and pension allowance) totaled € 2,014,775 (2013: € 2,584,834; 2012: € 1,124,274). In fiscal year 2014, the Executive Board was granted 100,000 options (2013: 0; 2012: 0). The division between the individual members of the Executive Board for the years 2012 to 2014 is presented in the table below.

Executive Board Member	Year	Fixed*	Variable (cash)	Variable (share-based)	Total fixed and variable remuneration	Options granted	Option value on allocation	Total EB Remuneration
		(EUR)	(EUR)	(EUR)	(EUR)	(number)	(EUR)	(EUR)
Martin Goetzeler(1)	2014	613,104	250,000	250,000	1,113,104	50,000	189,000	1,302,104
	2013	517,730	250,000	250,000	1,017,730	0	0	1,017,730
	2012	0	0	0	0	0	0	0
Paul Hyland(2)	2014	0	0	0	0	0	0	0
	2013	848,063	0	0	848,063	0	0	848,063
	2012	437,334	0	0	437,334	0	0	437,334
Wolfgang Breme(3)	2014	146,144	0	0	146,144	0	0	146,144
	2013	341,514	0	0	341,514	0	0	341,514
	2012	309,413	0	0	309,413	0	0	309,413
Dr. Bernd Schulte	2014	377,527	0	0	377,527	50,000	189,000	566,527
	2013	377,527	0	0	377,527	0	0	377,527
	2012	377,527	0	0	377,527	0	0	377,527
Total	2014	1,136,774	250,000	250,000	1,636,774	100,000	378,000	2,014,775
	2013	2,084,833	250,000	250,000	2,584,833	0	0	2,584,834
	2012	1,124,274	0	0	1,124,274	0	0	1,124,274

*
incl. benefits in kind and allowance for pension provisions

(1)
EB member since March 1st, 2013

(2)
left the company with effect as of February 28, 2013; remuneration of EB contract € 780.000

(3)
left the company with effect as of May 31, 2014

        As of December 31, 2014, the AIXTRON Executive Board held a total of 396,160 Company stock options (December 31, 2013: 500,408 and December 31, 2012: 914,758 options respectively) to subscribe to a total of 398,140 ordinary shares of the Company (December 31, 2013: 505,116 and December 31, 2012: 923,516 shares respectively). The number of shares underlying the options are set out below. The actual profits from exercising the stock options may differ significantly from the figures shown in the table.

Executive Board Member	Allocation Date	Outstanding	Exercisable	Option value on allocation	Exercise price	Maturity	Total Outstanding Shares
		(shares)	(shares)	(EUR)	(EUR)
Martin Goetzeler	Oct 2014	50,000	0	189,000	13.14	Oct 2024	50,000
Dr. Bernd Schulte	Oct 2014	50,000	0	189,000	13.14	Oct 2024
	Nov 2010	52,000	26,000	461,240	26.60	Nov 2020
	Nov 2009	52,000	39,000	448,240	24.60	Nov 2019
	Nov 2008	52,000	52,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	Nov 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016
	May 2000	2,640	660	55,981	67.39	May 2015	348,140
Total		398,140	224,660				398,140

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

        In fiscal year 2014, former and current Executive Board members exercised 48,000 options (2013: 211,500; 2012: 39,000), and options to acquire 158,976 AIXTRON shares expired (2013: 207,000; 2012: 0).

        The current Executive Board members have no individual company pension benefits which would result in pension provisions being required to be made by the company. Instead, the combined contractual Executive Board annual pension allowance (€ 120,000 per year in 2014, € 160,000 per year in 2013 and € 120,000 per year in 2012) paid by AIXTRON and included in fixed remuneration is transferred by the Executive Board members into independent insurance contracts with a benevolent fund allowance (or similar plan).

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

        In fiscal year 2014, the compensation of the Supervisory Board totaled € 292,500 (2013: € 290,042; 2012: € 302,500). The Supervisory Board compensation for the years 2012 to 2014 can be broken down as follows:

Supervisory Board Member	Year	Fixed	Variable	Attendance Fee	Total
		(EUR)	(EUR)	(EUR)	(EUR)
Kim Schindelhauer(1)(2)(3)(4)(5) (Chairman of the Supervisory Board)	2014 2013 2012	75,000 75,000 75,000	0 0 0	16,000 20,000 18,000	91,000 95,000 93,000
Prof. Dr. Wolfgang Blättchen(1)(4) (Deputy Chairman of the Supervisory Board since Feb. 27, 2013) (Chairman of the Audit Committee) (Independent Financial Expert)	2014 2013 2012	37,500 35,556 25,000	0 0 0	24,000 24,000 24,000	61,500 59,556 49,000
Dr. Andreas Biagosch(2) (since May 23. 2013)	2014 2013 2012	25,000 15,139 0	0 0 0	8,000 2,000 0	33,000 17,139 0
Prof. Dr. Petra Denk(2)(3) (since May 19, 2011) (Chairman of the Technology Committee)	2014 2013 2012	25,000 25,000 25,000	0 0	24,000 28,000 26,000	49,000 53,000 51,000
Dr. Martin Komischke (since May 23, 2013)	2014 2013 2012	25,000 15,139 0	0 0 0	0 0 0	25,000 15,139 0
Prof. Dr. Rüdiger von Rosen(1)(3) (Chairman of the Nomination Committee)	2014 2013 2012	25,000 25,000 25,000	0 0 0	8,000 20,000 6,000	33,000 45,000 31,000
Dr. Holger Jürgensen(5)(6)(7) (until January 30. 2013)	2014 2013 2012	0 3,125 37,500	0 0 0	0 0 16,000	0 3,125 53,500
Karl-Hermann Kuklies(7) (until January 30, 2013)	2014 2013 2012	0 2,083 25,000	0 0 0	0 0 0	0 2,083 25,000
Total	2014 2013 2012	212,500 196,042 212,500	0 0 0	80,000 94,000 90,000	292,500 290,042 302,500

(1)
Member of the Audit Committee

(2)
Member of the Technology Committee

(3)
Member of the Nomination Committee

(4)
Member of the Capital Markets Committee

(5)
Former AIXTRON Executive Board Member

(6)
Honorary Chairman of the Supervisory Board

(7)
Resigned from Office as of January 30, 2013

        As in previous years, there were no payments made to any Supervisory Board member for advisory services in the year 2014.

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

        Set forth in the table below are the current members of the Audit Committee:

Committee	Members
Audit Committee	Prof. Dr. Wolfgang Blättchen (Chairman, independent financial expert) Dipl.-Kfm. Kim Schindelhauer Prof. Dr. Rüdiger von Rosen

Further Committees

        AIXTRON does not have a Compensation Committee that assists the Supervisory Board in establishing the structure of the remuneration system. However, the Supervisory Board as a whole is responsible for establishing the structure of the remuneration system and for the total remuneration for individual members of the Executive Board. It regularly discusses and reviews remuneration for appropriateness to ensure that Management is not taking unreasonable risks. The remuneration level of the Executive Board members of AIXTRON SE is aligned not only with the commercial and financial situation and future prospects of the Company and the level and structure of Executive Board remuneration at comparable companies but also with the compensation structure in place in other areas of the Company. In addition, the responsibilities, experience and contribution of each individual Executive Board member, and the desire to retain them, are taken into account when calculating the remuneration. The structure of the Executive Board remuneration system is regularly approved by the shareholders at the General Shareholders' Meeting.

        Since May 19, 2011, the Company has established a Technology Committee. The Technology Committee is composed of three members. It deals in particular with issues involving AIXTRON's market positioning, product planning and developments, potential technology acquisitions or other diversification issues. The Committee Chair regularly reports to the Supervisory Board on the activities of the Technology Committee. The members of the Technology Committee are currently Prof. Dr. Petra Denk (Chair), Kim Schindelhauer and Dr. Andreas Biagosch.

        The Company has established a Nomination Committee. The Nomination Committee is composed of three members. In the event of needing to replace one of the Supervisory Board members, the Committee makes nomination proposals to the Supervisory Board. The Nomination Committee is currently composed of Prof. Dr. Rüdiger von Rosen (Chair), Prof. Dr. Petra Denk and Kim Schindelhauer.

        In the course of evaluating a number of strategic projects, the Supervisory Board has established a Capital Market Committee on April 12, 2014. The Capital Market Committee is currently composed of Kim Schindelhauer and Prof. Dr. Wolfgang Blättchen.

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

E.    Share Ownership

Beneficial Ownership

        The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company's ordinary shares and options to acquire its equity securities as of February 11,

2015, unless otherwise specified, by (i) each of the Company's Supervisory and Executive Board members and (ii) all Supervisory and Executive Board members of AIXTRON as a group:

Name and Address(1) of Beneficial Owner	Number of Shares(2)	Percent of Class(3)	Number of Options to Acquire AIXTRON Equity Securities
Dr. Andreas Biagosch	0
Prof. Dr. Wolfgang Blättchen	0
Prof. Dr. Petra Denk	129	*
Martin Goetzeler	0		50,000
Dr. Martin Komischke	0
Prof. Dr. Rüdiger von Rosen	1,300	*
Kim Schindelhauer(4)	600,000	*
Dr. Bernd Schulte	0		346,160

All Supervisory and Executive Board members as a group	601,429	0.53%	396,160

*
Less than 1%.

(1)
Unless indicated otherwise, the address is: c/o AIXTRON SE, Dornkaulstr. 2, 52134 Herzogenrath, Germany.

(2)
Unless indicated otherwise in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)
Applicable percentage ownership is based on 112,694,555 shares of common stock outstanding as of December 31, 2014 (according to German GAAP rules based on the German Commercial Code [Handelsgesetzbuch]) together with applicable options for such shareholder.

  Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(4)
Mr. Schindelhauer, directly or indirectly, beneficially owns 600,000 shares through his ownership stake in SBG Beteiligung GmbH.

        Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON ("Directors Dealings"). In fiscal year 2014, Executive Board member Dr. Bernd Schulte reported he had sold a total of 35,000 shares of AIXTRON after exercising stock options from AIXTRON's stock option plan 2002, tranche 2004.

Employee Options

Share Option Programs

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or ADS under certain conditions. Since the stock option programs have been installed as part of the variable remuneration, the stock options themselves are granted without purchase price.

        In fiscal year 2014, 81,110 stock options (2013: 415,289; 2012: 185,496 options) were exercised, resulting in delivery of in total 81,110 ordinary shares. 1,150,400 new stock options were granted in fiscal year 2014 from tranches 2014 and 2014_I under the 2012 stock option plan (2013: no options were granted; 2012 tranche: 31,000 grants under the stock option plan 2007). Half of the granted options under the stock option plan 2007 may be exercised after a waiting period of not less than two years, an additional 25% may be exercised after three years and the remaining 25% of the granted options may be exercised after at least four years. In accordance with the Act on the Appropriateness of Management Board Remuneration (VorstAG Gesetz zur Angemessenheit der Vorstandsvergütung), the options under the 2012 Stock Option Plan can only be exercised, at the earliest point in time, after a waiting period of four years. In addition to an absolute performance target, stock options issued to members of the Executive Board contain a relative exercise threshold with the TecDAX as a comparison parameter. The maximum term of the stock options is 10 years. The options expire 10 years after they have been granted.

	Dec 31, 2014	Exercise	Expired/ Forfeited	Allocation	Dec 31, 2013
AIXTRON ordinary shares
stock options	3,291,896	81,110	437,095	1,150,400	2,659,701
underlying shares	3,521,639	81,110	831,086	1,150,400	3,283,435
AIXTRON ADS
stock options	0	0	5,590	0	5,590
underlying shares	0	0	5,590	0	5,590

        See Item 18 "Financial Statements—Note 23. Share-based payment" for a more detailed description of the different stock option plans and a summary of all the stock option transactions.

Item 7:    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        In its capacity as AIXTRON's depositary bank as of December 31, 2014, the Bank of New York Mellon, N. Y. held 4,737,423 ordinary shares as of December 31, 2014, represented by 4,737,423 ADSs, or 4.2% of AIXTRON's shares outstanding.

        As of February 11, 2015, the following investors had shareholdings in AIXTRON SE exceeding the 3% reporting threshold (shares held as of the reporting date, based on publications pursuant to Section 26 (1) of the German Securities Trading Act/WpHG or other public filings):

        Camma B.V., Renesse, Netherlands, 7,650,000 shares or 6.79% of AIXTRON's shares outstanding

        Allianz Global Investors Europe GmbH, Frankfurt am Main, Germany, 9,311,785 shares or 8.26% of AIXTRON's shares outstanding

        Generation Investment Management LLP, London, UK, 5,815,261 shares or 5.16% of AIXTRON's shares outstanding

        Baillie Gifford & Co, Edinburgh, UK, 5,210,211 shares or 4.62% of AIXTRON's shares outstanding

        Vanguard International Growth Fund, Wayne, USA, 3,377,229 shares or 3.00% of AIXTRON's shares outstanding

        UBS Group AG, Zurich, Switzerland, 3,454,009 shares or 3.06% of AIXTRON's shares outstanding

        ING Fund Management B.V., The Hague, Netherlands, 3,493,665 shares or 3.10% of AIXTRON's shares outstanding

        Actual shareholdings may differ from these figures. To the Company's knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 3% or more of AIXTRON's outstanding shares as of February 11, 2015.

        As of December 31, 2014, AIXTRON had 140 registered ADS holders, and an estimated 4,215 beneficial holders of ADSs. As of February 11, 2015, AIXTRON had 44,709 shareholders registered in its share register of ordinary shares, and U.S. record holders held approximately 4,527,423 or 4.0% of AIXTRON's outstanding shares.

        For more information, refer to Item 6.E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        The Company's major shareholders do not have voting rights that are different from any other shareholder.

B.    Related Party Transactions

        For related party transaction information, refer to Item 6.B. "Compensation" and Item 18 "Financial Statements—Note 30. Identity of related parties". During 2014, there were no outstanding personal loans or guarantees to members of the Executive Board or the Supervisory Board.

 C.    Interests of Experts and Counsel

        Not applicable.

Item 8:    Financial Information

A.    Consolidated Financial Statements and Other Financial Information

        For the Company's Consolidated Financial Statements and other financial information, refer to Item 5. "Operating and Financial Review and Prospects" and Item 18 "Consolidated Financial Statements".

Export Revenues

        Revenues outside of Europe accounted for € 168.6 million or 87.00% of the AIXTRON's total revenues for the year ended December 31, 2014 (2013: € 158.7 million or 86.76%; 2012: € 206.5 million or 90.63%). Revenues from AIXTRON's Asian-based customers accounted for € 160.2 million or 82.68% of the Company's total revenues for the year ended December 31, 2014 (2013: € 141.8 million or 77.54%; 2012: € 177.5 million or 77.90%).

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

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated loss in accordance with German generally accepted accounting principles (German GAAP), based on the German Commercial Code HGB, of € -53.6 million for 2014 (2013: € -1.1 million; 2012: € -51.6 million loss).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that the 2014 loss should be carried forward and consequently no dividend payment should be made for 2014. For the fiscal years 2013 and 2012 the Company did not distribute any dividends.

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

Market Price Information

        The table below sets forth, for the calendar periods indicated, the high and low German closing prices (all stock exchanges, including XETRA) for AIXTRON's ordinary shares, and the high and low closing prices per ADS as reported on the NASDAQ Global Select Market. See also the discussion under "Item 3.

Key Information—Exchange Rate Information" for information with respect to rates of exchange between the US-Dollar and the Euro applicable during the periods set forth below.

	XETRA/ Germany closing price per ordinary share
	(EUR)
	High	Low
Annual
2010	28.87	18.99
2011	33.35	8.38
2012	14.45	8.71
2013	13.80	9.10
2014	12.84	8.90
Quarterly
2013
First quarter	11.57	9.10
Second quarter	13.80	9.66
Third quarter	13.34	11.84
Fourth quarter	12.02	9.68
2014
First quarter	12.84	10.26
Second quarter	12.17	10.08
Third quarter	12.30	9.26
Fourth quarter	11.97	8.90
Monthly
2014
July	10.91	10.05
August	10.08	9.26
September	12.30	9.69
October	11.97	9.45
November	9.85	9.03
December	9.43	8.90
2015
January	9.38	6.81
February (through February 11, 2015)	7.31	6.38

	Closing Price per ADR
	(USD)
	High	Low
Annual
2010	38.56	23.11
2011	44.88	11.26
2012	19.15	11.42
2013	17.91	11.57
2014	17.73	10.90
Quarterly
2013
First quarter	14.95	11.57
Second quarter	17.91	12.62
Third quarter	17.64	15.58
Fourth quarter	16.31	12.98
2014
First quarter	17.73	14.08
Second quarter	16.63	13.71
Third quarter	15.67	12.39
Fourth quarter	14.94	10.90
Monthly
2014
July	14.83	13.49
August	13.23	12.39
September	15.67	12.44
October	14.94	11.91
November	12.20	11.21
December	11.65	10.90
2015
January	11.21	7.72
February (through February 11, 2015)	8.22	7.24

        On February 11, 2015, the closing price in Germany per ordinary share was € 7.31.

        On February 11, 2015, the closing price per ADS on NASDAQ Global Select Market was USD 8.22.

B.    Plan of Distribution

        Not applicable

C.    Markets

        See Item 9.A. "Offer and Listing Details".

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable

F.     Expenses of the Issue

        Not applicable

Item 10:    Additional Information

A.    Share Capital

        Not applicable.

B.  Memorandum and Articles of Association

Articles of Association

        This section summarizes the material provisions of AIXTRON's Articles of Association. This is only a summary and does not describe the Articles of Association in their entirety. Copies of AIXTRON's Articles of Association are publicly available from the commercial register of the local court in Aachen, Germany under the entry number HRB 16590, and an English translation of AIXTRON's Articles of Association as of May 14, 2014 is also available on the AIXTRON website and can be found in Exhibit 1.1 of this report.

Share Capital

        The Company's share capital amounts to € 112,694,555 as per January 31, 2015. It is composed of 112,694,555 no-par value registered shares.

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

Corporate Governance

        AIXTRON's Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code was last updated in February 2015 and states that the Company has been in full compliance with the Corporate Governance Code with the exception of some minor deviations which were declared. It is posted together with the "Declaration on Corporate Governance" in the "Investors—Corporate Governance" section of AIXTRON's website at www.aixtron.com.

        AIXTRON has had a Code of Ethics procedure since 2006 for the Executive Board members and selected key managers in Finance. For more details to the Company's Code of Ethics refer to Item 16B: "Code of Ethics".

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

        The AIXTRON Vendor Code of Conduct formulates ethical, moral, and compliance standards for the purchase and use of materials with Conflict Minerals in the supply chain. The purpose of the Vendor Code of Conduct is to communicate the Conflict Minerals Law, to introduce the due diligence process, to formulate the expectations on AIXTRON's supply chain partners / vendors and to explain consequences of non-compliance. Further information on the use and origination of conflict minerals in the AIXTRON Group are published in in its Form SD, which has been filed with the SEC on May 30, 2014 and is also available on the AIXTRON website under www.AIXTRON.COM/INVESTORS/U.S.-LISTINGS.

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

        In conjunction with its annual report for the year ending December 31, 2014, the Company is required to include a report from its Management relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15 in this annual report on Form 20-F.

        AIXTRON generally complies with applicable German Corporate Governance practice rather than certain of the Corporate Governance requirements of NASDAQ. The requirements of NASDAQ that AIXTRON is not following and its non-conforming practices in lieu thereof are as follows:

  •
  Rule 5250(d)(1)—Distribution of Annual and Interim Reports. AIXTRON is exempt from the requirement under NASDAQ Rule 5250(d)(1) that an annual report, containing audited financial statements of the company and its subsidiaries, be distributed to shareholders a reasonable period of time following the filing of the annual report with the Commission. Consistent with the German Stock Corporation Act, AIXTRON does not distribute annual and interim reports automatically to shareholders. Instead, AIXTRON's annual reports are available to the shareholders at the Company's website and are mailed to shareholders upon request. AIXTRON also files its annual reports with the SEC.

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

  •
  Rule 5605(d)—Compensation Committee. AIXTRON is exempt from certain requirements under NASDAQ Rule 5605(d) with respect to a company's Compensation Committee, which require that a company's compensation committee be comprised exclusively of independent directors. Consistent with the German Stock Corporation Act, the Supervisory Board as a whole is responsible for the compensation agreements with the members of Executive Board and does not require a compensation committee.

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

        AIXTRON's Supervisory Board has determined that as of December 31, 2014, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 5600 Series. In particular, AIXTRON's Supervisory Board has determined that each member of the Audit Committee is "independent" as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii).

C.    Material Contracts

        Apart from the following material contracts, all contracts AIXTRON has entered into during the course of the year 2014 were entered in the ordinary course of business.

Employment contracts of current members of the Executive Board

        The Company's employment contract with Martin Goetzeler, effective as of March 1, 2013, provides for a base salary of € 520,000 per year and a bonus in accordance with the employment contract (€ 500,000 for 2013 and 2014 respectively, 4.0% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income") for the years after that). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income and will be paid half in cash and half in shares. For the purposes of a pension scheme, the Company pays Mr. Goetzeler € 80,000 per year as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Mr. Goetzeler the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver. Mr. Goetzeler's present employment contract will expire on February 28, 2017.

        The Company's employment contract with Dr. Bernd Schulte, effective April 1, 2002 and amended as of April 24, 2009, provides for a base salary of € 325,000 per year. Dr. Schulte's contract was renewed in 2014 and effective April 1, 2015, Dr. Schulte will receive a base salary of € 390,000 per year. His employment contract provides for a bonus in accordance with the employment contract (2.5% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income and will be paid half in cash and half in shares. For the purposes of a pension scheme, the Company pays Dr. Schulte € 40,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Dr. Schulte the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver.

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

Passive Foreign Investment Company Considerations

        A Non-U.S. corporation will be classified as a "passive foreign investment company", or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (i) at least 75% of its gross income is "passive income"; or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

        Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2014. AIXTRON's status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON were a PFIC, U.S. Holders generally would have additional U.S. tax filing requirements and would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

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

Management of Foreign Currency Exchange Rate Risk

        The Company's activities expose it to the financial risks of changes in foreign currency exchange rates. In order to manage foreign exchange risks, the Company routinely monitors if and to what extent currency hedging instruments should be used. In 2014, no hedging instruments were used. The main exchange rates giving rise to the risk are those between the US-Dollar, Pound Sterling, and Euro.

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

Impact of 10% increase of EUR vs. USD exchange rate	2014	2013	2012
	(EUR thousands)
Revenues	(11,951)	(10,866)	(13,959)
Net Result	(7,509)	(3,439)	(8,767)

Impact of 10% increase of EUR vs. GBP exchange rate	2014	2013	2012
	(EUR thousands)
Revenues	0	0	0
Net Result	2,953	1,504	3,910

Impact of 10% decrease of EUR vs. USD exchange rate	2014	2013	2012
	(EUR thousands)
Revenues	11,951	10,866	13,959
Net Result	7,509	3,439	8,767

Impact of 10% decrease of EUR vs. GBP exchange rate	2014	2013	2012
	(EUR thousands)
Revenues	0	0	0
Net Result	(2,953)	(1,504)	(3,910)

        The sensitivity of the Company's net income to exchange rate risk is reduced, in comparison with the effect on revenue, by the use of foreign currency exchange contracts and by the "natural hedge" effect of costs incurred in those currencies.

        It is the Company's policy, if it enters into foreign exchange contracts only to do so to hedge its exposure to foreign exchange rate risk. The Company has not entered any such contracts during 2014.

Interest Rate Risk

        The Company's income is subject to effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments and bank loans. During 2014, the Company received € 1.2 million (2013: € 0.8 million; 2012: € 2.3 million) of interest income.

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

Item 12:    Description of Securities other than Equity Securities

        The depositary for the AIXTRON ADS program is The Bank of New York Mellon ("Bank of New York Mellon"). The amended and restated deposit agreement with Bank of New York Mellon is dated February 7, 2011.

        As provided for in the American Depositary Receipt included as Exhibit A to the amended and restated deposit agreement among AIXTRON, Bank of New York Mellon, as depositary (the "Depositary") and all owners and holders of American Depositary Shares dated as of February 7, 2011, holders of ADS may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company's ADS Program, which amounts are payable to the Depositary.

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

        In 2014, Bank of New York Mellon granted reimbursements in the amount of USD 40,000 to AIXTRON.

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

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15:    Controls and Procedures

Disclosure Controls and Procedures

        As of the end of the period covered by this report, Management of AIXTRON conducted an evaluation, under the supervision and with the participation of AIXTRON's Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of AIXTRON's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

        Based on such evaluation, AIXTRON's Chief Executive Officer and Acting Chief Financial Officer Martin Goetzeler has concluded that, as of December 31, 2014, AIXTRON's disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

        AIXTRON's Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for AIXTRON. Under the supervision and with the participation of AIXTRON's Chief Executive Officer and Acting Chief Financial Officer Martin Goetzeler, AIXTRON's Management conducted an evaluation of the effectiveness of AIXTRON's internal control over financial reporting based upon the 2013 framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report.

        Based on such evaluation, Management has concluded that AIXTRON's internal control over financial reporting was effective as of December 31, 2014.

        Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on the effectiveness of AIXTRON's internal control over financial reporting.

 Attestation Report of the Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

We have audited the internal control over financial reporting of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's supervisory board, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 24, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 24, 2015

 Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2014 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B:    Code of Ethics

        AIXTRON has adopted a Code of Ethics that applies to the members of the Company's Executive Board and senior financial officers nominated by AIXTRON's Executive Board. All of these Executive Board members and senior financial officers have agreed to abide by this Code. The aim of the Code is to prevent misconduct and promote upright and ethical conduct, including ethical handling of conflicts of interest, the complete, fair, precise, timely and transparent disclosure of quarterly and annual reports, compliance with prevailing laws, rules and regulations, the immediate internal reporting of breaches of the Code and responsibility for compliance with the Code. AIXTRON's Code of Ethics, which is filed as an exhibit to this annual report on Form 20-F, is consistent with the requirements of the NASDAQ Stock Market. The Company has revised its Code of Ethics in 2014 and has published the updated version of the code on its website at www.aixtron.com. A copy of the Code of Ethics is available on the AIXTRON website www.aixtron.com under the section Investors / Corporate Governance / Code of Ethics.

Item 16C:    Principal Accountant Fees and Services

        Aggregate fees billed to AIXTRON for the years ended December 31, 2014 and 2013 by AIXTRON's independent principal accountant, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates are as follows:

Type of Fees	Dec 31, 2014	Dec 31, 2013
	Million EUR
Audit fees	0.70	0.72
Audit-related fees	0.03	0.03
Tax fees	0.17	0.30
All other fees	0.05	0.03

Total	0.96	1.09

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

 Audit Committee Pre-Approval Policies

        In accordance with German law, AIXTRON's independent auditors are appointed at the Annual General Meeting based on a recommendation of the Company's Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors' independence. On May 14, 2014, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany ("Deloitte & Touche") was appointed to serve as the Company's independent auditors for the year ending December 31, 2014.

        In order to assure the integrity of independent audits, AIXTRON's Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company's independent auditors prior to the auditors' engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the SEC. In fiscal year 2014 the Audit Committee pre-approved 100% of the performance by Deloitte & Touche of the above specified audit and permitted non-audit services.

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

Item 16H:    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17:    Financial Statements

        Not applicable.

Item 18:    Financial Statements

        See pages F-1 to F-58, incorporated herein by reference.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended January 23, 2015.
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
4.2	Contract between AIXTRON and Dr. Bernd Schulte, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.7 to Form 20-F, dated June 22, 2006, File No. 000-51196).
4.4	Amendment to contract between AIXTRON and Dr. Bernd Schulte, dated [ ], 2014, effective April 1, 2015.
4.3	Amendment to contract between AIXTRON and Dr. Bernd Schulte, dated October 20, 2004. (Incorporated by reference to Exhibit 4.8 to Form 20-F, dated June 22, 2006, File No. 000-51196).
8.1	List of Subsidiaries (incorporated by reference to the list of subsidiaries set forth in this report under the caption "Item 4. Information on the Company—Organizational Structure.")
11.1	Code of Ethics, revised in 2014.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Acting Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 24, 2015

AIXTRON SE
/s/ MARTIN GOETZELER
Name:	Martin Goetzeler
Title:	Chairman, President and Chief Executive Officer
/s/ MARTIN GOETZELER
Name:	Martin Goetzeler
Title:	Acting Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

        We have audited the accompanying consolidated statements of financial position of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of income, consolidated statements of other comprehensive income, consolidated statements of cash flow, and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON SE and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 24, 2015

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Notes	2014	2013	2012
		in EUR thousands
Revenues	3	193,797	182,863	227,832
Cost of sales		152,282	190,251	227,402

Gross profit		41,515	(7,388)	430
Selling expenses		15,971	28,956	34,830
General administration expenses		19,341	18,223	19,551
Research and development costs	4	66,739	57,153	72,862
Other operating income	5	3,901	27,610	3,121
Other operating expenses	6	1,674	11,631	8,575

Operating result		(58,309)	(95,741)	(132,267)
Finance Income		1,168	839	2,353
Finance Expense		0	313	29

Net Finance Income	8	1,168	526	2,324
Result before taxes		(57,141)	(95,215)	(129,943)
Taxes on income/loss	9	5,370	5,801	15,493

Loss for the year		(62,511)	(101,016)	(145,436)

Thereof attributable to the owners of Aixtron SE		(62,511)	(101,016)	(145,436)
Basic earnings or loss per share (EUR)	21	(0.56)	(0.98)	(1.44)
Diluted earnings or loss per share (EUR)	21	(0.56)	(0.98)	(1.44)

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	Note	2014	2013	2012
		in EUR thousands
Loss for the year		(62,511)	(101,016)	(145,436)
Gains/losses from derivative financial instruments before taxes	20			9,226
Deferred taxes on derivative financial instruments	14			(2,788)
Currency translation adjustment	20	11,815	(6,130)	1,512
Other comprehensive income/loss		11,815	(6,130)	7,950

Total comprehensive loss for the year		(50,696)	(107,146)	(137,486)

Thereof attributable to the owners of Aixtron SE		(50,696)	(107,146)	(137,486)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	31/12/2014	31/12/2013
		in EUR thousands
Assets
Property, plant and equipment	11	77,299	79,866
Goodwill	12	64,813	64,115
Other intangible assets	12	2,458	3,058
Other non-current assets	13	382	907
Deferred tax assets	14	4,120	4,613
Tax receivables	15	117	177

Total non-current assets		149,189	152,736

Inventories	16	81,694	66,183
Trade receivables less allowance k€ 945 (2012: k€ 1,821)	17	26,324	27,654
Current tax receivables	10	543	5,388
Other current assets	17	7,723	4,925
Other financial assets	18	151,494	138,853
Cash and cash equivalents	19	116,580	167,454

Total current assets		384,358	410,457

Total assets		533,547	563,193

Liabilities and shareholders' equity
Fully paid capital Number of shares: 111,591,036 (2013: 111,534,520)		111,591	111,535
Additional paid-in capital		371,781	370,842
Accumulated losses		(70,802)	(8,291)
Accumulated comprehensive income and expense recognised in equity		3,132	(8,683)

Total shareholders' equity	20	415,702	465,403
Other non-current payables		62	92
Other non-current provisions	24	1,206	1,977
Deferred tax liabilities	14	34	300

Total non-current liabilities		1,302	2,369
Trade payables	25	16,397	13,517
Advance payments from customers		66,928	46,188
Other current provisions	24	28,057	32,080
Other current liabilities	25	3,192	2,948
Current tax payables	10	1,969	688
Total current liabilities		116,543	95,421

Total liabilities		117,845	97,790

Total liabilities and shareholders' equity		533,547	563,193

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOW

	Note	2014	2013	2012
		in EUR thousands
Cash inflow/outflow from operating activities
Loss for the year		(62,511)	(101,016)	(145,436)
Reconciliation between loss and cash inflow/outflow from operating activities
Expense from share-based payments		778	981	3,439
Depreciation, amortization and impairment expense		17,000	27,812	16,641
Net result from disposal of property, plant and equipment		29	11	149
Deferred income taxes		618	643	22,855
Change in
Inventories		(13,466)	57,938	59,571
Trade receivables		2,738	8,500	41,435
Other assets		3,263	4,209	14,943
Trade payables		1,890	4,841	(10,871)
Provisions and other liabilities		(3,223)	2,050	(28,743)
Deferred revenues		0	(92)	0
Non-current liabilities		(801)	1,977	(89)
Advance payments from customers		19,905	364	(19,131)

Cash inflow/outflow from operating activities		(33,780)	8,218	(45,237)

Cash inflow/outflow from investing activities
Cost related to acquisitions		0	0	(234)
Capital expenditures in property, plant and equipment		(12,622)	(9,603)	(15,768)
Capital expenditures in intangible assets		(785)	(465)	(715)
Proceeds from disposal of fixed assets		146	789	342
Bank deposits with a maturity of more than 90 days	18	(9,933)	(30,383)	11,934

Cash inflow/outflow from investing activities		(23,194)	(39,662)	(4,441)

Cash inflow/outflow from financing activities
Dividend paid to shareholders		0	0	(25,155)
Proceeds from issue and acquisition of equity shares		193	101,553	883

Cash inflow/outflow from financing activities		193	101,553	(24,272)

Effect of changes in exchange rates on cash and cash equivalents		5,907	(2,389)	792
Net change in cash and cash equivalents		(50,874)	67,720	(73,158)
Cash and cash equivalents at the beginning of the period		167,454	99,734	172,892

Cash and cash equivalents at the end of the period	19	116,580	167,454	99,734

Interest paid		(34)	(3)	(28)
Interest received		242	1,172	2,091
Income taxes paid		(5,878)	(1,860)	(7,440)
Income taxes received		10,518	65	7,199

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders' equity attributable to the owners of AIXTRON SE
		in EUR thousands
Balance at January 1, 2012		100,711	274,816	(4,065)	(6,438)	263,316	628,340

Dividends to shareholders (Eur 0.25 per share)		0	0	0	0	(25,155)	(25,155)
Share based payments		0	3,438	0	0	0	3,438
Issue of shares		185	698	0	0	0	883
Net loss for the year		0	0	0	0	(145,436)	(145,436)
Other comprehensive income		0	0	1,512	6,438	0	7,950
Total comprehensive loss for the year		0	0	1,512	6,438	(145,436)	(137,486)

Balance December 31, 2012 and January 1, 2013		100,896	278,952	(2,553)	0	92,725	470,020

Share based payments		0	970	0	0	0	970
Issue of shares		10,639	90,920	0	0	0	101,559
Net loss for the year		0	0	0	0	(101,016)	(101,016)
Other comprehensive income		0	0	(6,130)	0	0	(6,130)
Total comprehensive loss for the year		0	0	(6,130)	0	(101,016)	(107,146)

Balance December 31, 2013 and January 1, 2014		111,535	370,842	(8,683)	0	(8,291)	465,403

Share based payments		0	802	0	0	0	802
Purchase of treasury shares		(25)	(224)	0	0	0	(249)
Issue of shares		81	361	0	0	0	442
Net loss for the year		0	0	0	0	(62,511)	(62,511)
Other comprehensive income		0	0	11,815	0	0	11,815
Total comprehensive loss for the year		0	0	11,815	0	(62,511)	(50,696)

Balance December 31, 2014		111,591	371,781	3,132	0	(70,802)	415,702

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     General Principles

        AIXTRON SE is incorporated as a European Company (Societas Europaea) under the laws of the Federal Republic of Germany. The Company is domiciled at Dornkaulstraße 2, 52134 Herzogenrath, Germany. AIXTRON SE is registered in the commercial register of the District Court ("Amtsgericht") of Aachen under HRB 16590.

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

        These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board at its meeting held on February 23, 2015 for approval and publication.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(c)   Bases of consolidation

  (i)
  Subsidiaries

  Entities over which AIXTRON SE has control are treated as subsidiaries (see note 31). Control exists when the Company is exposed, or has the rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

  (ii)
  Transactions eliminated on consolidation

  All intercompany income and expenses, transactions and balances have been eliminated in the consolidation.

(d)   Foreign currency

        The consolidated financial statements have been prepared in Euro (EUR). In the translation of financial statements of subsidiaries outside the Euro-Zone the local currencies are also the functional currencies of those companies. Assets and liabilities of those companies are translated to EUR at the exchange rate as of the balance sheet date. Revenues and expenses are translated to EUR at average exchange rates for the year or at average exchange rates for the period between their inclusion in the consolidated financial statements and the balance sheet date. Net equity is translated at historical rates. The differences arising on translation are disclosed in the Consolidated Statement of Changes in Equity.

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

•	Buildings	25-33 years
•	Machinery and equipment	3-14 years
•	Other plant, factory and office equipment	2-14 years

        The useful lives of leased assets do not exceed the expected lease periods.

(f)    Intangible assets

  (i)
  Goodwill

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

  (iii)
  Share-based payment transactions

  The stock option programs allows members of the Executive Board, management and employees of the Company to acquire shares/ADS (see note 23) of the Company. These stock option programs are accounted for by AIXTRON according to IFRS 2. The fair value of options granted after November 7, 2002 is recognised as personnel expense with a corresponding increase in additional paid-in capital. The fair value is calculated at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a mathematical model, taking into account the terms and conditions upon which the options were granted. In the calculation of the personnel expense options forfeited are taken into account.

(m)  Provisions

        A provision is recognised when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle this

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

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

(n)   Revenue

        Revenue is generated from the sale and installation of equipment, spare parts and maintenance services and is recognised when the Company satisfies a performance obligation by transferring goods or services to the customer and it is probable that the ecomonic benefits associated with the transaction will flow to the entity.

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

        The portion of the contract revenue related to equipment deferred until completion of the installation services is determined based on either the fair value of the installation services or, if the company determines that there may be a risk that the economic benefits of installation services may not flow to the Company, the portion of the contract amount that is due and payable upon completion of the installation.

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

        The consideration from contracts which include combinations of different performance obligations such as equipment, spares and services is allocated to each performance obligation in an amount that depicts the amount of consideration to which the company expects to be entitled in exchange for transferring the goods or services to the customer. The company uses a combination of methods such as an estimated cost plus margin approach, and allocating discounts proportionately to each performance obligation when determining the consideration for each performance obligation.

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

(r)   Segment reporting

        An operating segment is a component of the Company that is engaged in business activities and whose operating results are reviewed regularly by the Chief Operating Decision Maker, which the Company considers to be its Executive Board, to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Aixtron has only one reportable segment.

        Accounting standards applied in segment reporting are in accordance with the general accounting policies as explained in this section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

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

Amendments to IFRS 10, IFRS 12 and IAS 28—Investment Entities	The changes relate to consolidation of companies by investment entities.
Amendments to IAS 36—Recoverable amount Disclosures for Non Financial Assets	The amendments improve disclosures related to the recoverable amount of an asset measured at fair value less costs of disposal.
Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	The standard relates to derivatives subject to novation. The Group has no such derivatives.
IFRIC 21—Levies	This interpretation relates to Government levies and has had no effect on the Group.
Amendments to IAS 32—Offsetting financial assets and financial liabilities	The amendment clarifies the requirement for offsetting financial assets and liabilities.
At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective
IFRS 9	Financial Instruments
IFRS 15	Revenue from Contracts with Customers
IFRS 11 (amendments)	Accounting for Interests in Joint Operations
IAS 16 and IAS 41 (amendments)	Agriculture: Bearer Plants
IAS 19 (amendments)	Defined Benefit Plans: Employee Contributions
IAS 27 (amendments)	Equity method in Separate Financial Statements
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Annual Improvement to IFRSs: 2010-2012; 2011-2013; 2012-2014	Amendments to various IFRSs
The company does not expect that the adoption of these standards will have a material impact on the financial statements of the Group in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment Reporting and Revenues

        IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Board, as chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

        The Executive Board regularly reviews financial information to allocate resources and assess performance only on a consolidated group basis since the various activities of the group are largely integrated from an operational perspective. In accordance with IFRS, AIXTRON has only one reportable segment.

        The company's reportable segment is based around the category of goods and services provided to the semiconductor industry.

        Revenues are recognised as disclosed in Note 2 (n).

        The company values the revenue deferred for installation services, using a market based approach, based on observed transactions for all such contracts involving two elements where revenue has been recognised during the financial year. This is level 2 within the fair value hierarchy described in IFRS 13. The fair value of the installation services is taken as the most frequently observed (modal value) percentage of the contract price payable upon completion of the installation service.

        For contracts where revenue is recognised in two elements, the same method is also used to determine the fair value of products delivered, which is taken to be the most frequently observed (modal value) percentage of the contract value payable upon delivery of the equipment to the customer. This is also level 2 in the fair value hierarchy.

Segment revenues and results

	Note	2014	2013	2012
		in EUR thousands
Equipment revenues		148,543	138,044	176,865
Spares and service		45,254	44,819	50,967

Revenue from external customers		193,797	182,863	227,832

Inventories recognized as an expense	16	134,940	117,900	113,083
Obsolescence and valuation allowance expense for inventories	16	3,016	17,885	40,947
Personnel expense	7	66,409	67,548	81,076
Depreciation	11	15,591	16,314	11,165
Impairment	6 / 11	0	9,888	2,756
Amortization	12	1,409	1,609	2,720
Other expenses		33,366	74,864	104,496
Foreign exchange losses	5	1,276	206	6,977
Other operating income	5	(3,901)	(27,610)	(3,121)

Segment profit/loss		(58,309)	(95,741)	(132,267)
Finance income	8	1,168	839	2,353
Finance expense	8	0	(313)	(29)

Profit/loss before tax		(57,141)	(95,215)	(129,943)

        The accounting policies of the reportable segment are identical to the Group's accounting policies as described in note 2. Segment profit represents the profit earned by the segment without the allocation of investment revenue, finance costs and income tax expense. This is the measure reported to the Executive Board for the purpose of resource allocation and assessment of performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment Reporting and Revenues (Continued)

Segment assets and liabilities

	31/12/2014	31/12/2013
	in EUR thousands
Semi-conductor equipment segment assets segment assets	260,693	246,708
Unallocated assets	272,854	316,485

Total Group assets	533,547	563,193

	31/12/2014	31/12/2013
	in EUR thousands
Semi-conductor equipment segment liabilities segment liabilities	115,842	96,802
Unallocated liabilities	2,003	988

Total Group liabilities	117,845	97,790

        For the purpose of monitoring segment performance and allocating resources all assets other than tax assets, cash and other financial assets are treated as allocated to the reportable segment. All liabilities are allocated to the reportable segment apart from tax liabilities and post-employment benefit liabilities.

        Additions to Property, Plant and Equipment, to Goodwill and to Intangible assets, and the depreciation and amortization expenses are given in notes 11 and 12. Other non-current assets decreased by k€ 525 during 2014 (increased by k€ 230 in 2013).

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

	2014	2013	2012
	in EUR thousands
Asia	160,240	141,785	177,490
Europe	25,189	24,213	21,352
Americas	8,368	16,865	28,990

Total	193,797	182,863	227,832

        Sales from external customers attributed to Germany, Aixtron's country of domicile, and to other countries which are of material significance are as follows:

	2014	2013	2012
	in EUR thousands
Germany	6,621	7,210	10,105
USA	8,162	14,805	28,868
Korea	18,641	30,578	29,759
China	106,568	56,788	71,611
Taiwan	20,580	43,177	47,147

        Revenues from all foreign countries outside of Germany were k€ 187,176, k€ 175,653 and k€ 217,727 for the years ended December 31, 2014, 2013 and 2012 respectively.

        Sales to four customers in 2014 exceeded 10% of Group revenue, representing 12.2%, 10.9%, 10.4% and 10.1% respectively. In 2013 sales to one customer amounted to 14.4% of Group revenues. In 2012 sales to one customer accounted for 11% of Group revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment Reporting and Revenues (Continued)

	31/12/2014	31/12/2013
	in EUR thousands
Asia	2,591	5,181
Europe excluding Germany	12,619	13,052
Germany	127,536	127,977
Americas	2,205	1,736

Total Group non current assets	144,951	147,946

        Non-current assets exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

4.     Research and development

        Research and development costs, before deducting project funding received, were k€ 66,739, k€ 57,153 and k€ 72,862 for the years ended December 31, 2014, 2013 and 2012 respectively.

        After deducting project funding received and not repayable, net expenses for research and development were k€ 64,944, k€ 54,627 and k€ 70,201 for the years ended December 31, 2014, 2013 and 2012 respectively.

5.     Other operating income

	2014	2013	2012
	in EUR thousands
Research and development funding	1,795	2,526	2,661
Income from resolved contract obligations	0	225	0
Income from the reversal of provisions and the write-off of debts	4	33	78
Gain from the disposal of fixed assets	0	43	0
Insurance recoveries	52	22,638	11
Foreign exchange gains	979	746	136
Other	1,071	1,399	235

	3,901	27,610	3,121

        In June 2013 inventory belonging to Aixtron with an original cost of k€ 22,284 was destroyed by a fire in a third party warehouse in the United Kingdom. The inventory valuation had been written down by a provision of k€ 17,127 to a net amount of k€5,157. Insurance proceeds related to the incident amounting to k€ 22,479 are included within Insurance recoveries in Other operating income. The destroyed inventory, net of the provision, is expensed in cost of sales.

        The total amount of exchange gains and losses (see also note 6) recognised in profit or loss was a loss of k€ –297, (2013 gain k€ 540; 2012 loss k€ –6,841).

	2014	2013	2012
	in EUR thousands
Foreign exchange gains	979	746	136
Foreign exchange losses (see note 6)	(1,276)	(206)	(6,977)

Net foreign exchange gains (losses)	(297)	540	(6,841)

Gains (losses) arising on financial instruments at FVTPL	0	0	(6,774)
Other foreign exchange gains (losses)	(297)	540	(67)

Net foreign exchange gains (losses)	(297)	540	(6,841)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.     Other operating expenses

	2014	2013	2012
	in EUR thousands
Foreign exchange losses	1,276	206	6,977
Impairment of building		9,888
Losses from the disposal of fixed assets	29	54	149
Additions to allowances for receivables or write-off of receivables	327	142	1,449
Other	42	1,341

	1,674	11,631	8,575

7.     Personnel expense

	2014	2013	2012
	in EUR thousands
Payroll	57,403	58,783	67,179
Social insurance contributions	6,560	6,444	8,732
Decrease/Increase in defined benefit plan obligations
Expense for defined contribution plans	1,667	1,340	1,712
Share based payments	779	981	3,453

	66,409	67,548	81,076

        Personnel expenses include restructuring costs related to reductions in personnel in a number of the Group's activities. During 2015 we expect to implement these plans with the effect on future earnings and cash flow following their completion. Costs are included in expenses as set out in the table below.

	2014	2013	2012
	in EUR thousands
Cost of sales	729	2,096	1,964
Selling expenses	424	525	497
General administration expenses	577	1,680	274
Research and development costs	4,086	930	2,319

	5,816	5,231	5,054

8.     Net finance income

	2014	2013	2012
	in EUR thousands
Interest income from financial assets
On financial assets measured at amortised cost	1,168	839	2,274
Other financial assets	0	0	79

	1,168	839	2,353

Interest expense from financial liabilities
On financial liabilities not at fair value through profit or loss	0	(313)	(29)
On financial liabilities at fair value through profit or loss	0	0	0

	0	(313)	(29)

Net finance income	1,168	526	2,324

        Interest income relates to interest on cash and cash equivalents and held to maturity investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Income tax expense/benefit

        The following table shows income tax expenses and income recognised in the consolidated income statement:

	2014	2013	2012
	in EUR thousands
Current tax expense (+)/current tax income (–)
for current year	4,093	5,697	(4,508)
for prior years	719	(539)	(204)

Total current tax expense/income	4,812	5,158	(4,712)

Deferred tax expense (+)/deferred tax income (–)
from temporary differences	989	55	22,868
—Income/expense from changes in local tax rate		4	(56)
from reversals and write-downs	(431)	584	(2,607)

Total deferred tax expense/income	558	643	20,205

Taxes on income/loss	5,370	5,801	15,493

        Income/loss before income taxes and income tax expense relate to the following regions:

	2014	2013	2012
	in EUR thousands
Income/loss before income taxes
Germany	(61,568)	(104,284)	(101,617)
Outside Germany	4,427	9,069	(28,326)

Total	(57,141)	(95,215)	(129,943)

Income tax expense
Germany	1,249	353	21,143
Outside Germany	4,121	5,448	(5,650)

Total	5,370	5,801	15,493

        The Company's effective tax rate is different from the German statutory tax rate of 30.55% (2013: 30.54%; 2012: 30.54%) which is based on the German corporate income tax rate, including solidarity surcharge, and trade tax.

        The following table shows the reconciliation from the expected to the reported tax expense:

	2014	2013	2012
	in EUR thousands
Net result before taxes	(57,141)	(95,215)	(129,943)

Income tax expense/benefit (German tax rate)	(17,451)	(29,079)	(39,685)

Effect from differences to foreign tax rates	(2,291)	(1,768)	1,250
Non-deductible expenses	1,848	338	1,343
Non-consideration of tax claims from loss carryforwards	27,277	36,089	55,062
Reversal of Allowance/write-off against deferred tax assets	(431)	662	(2,607)
Effect from changes in local tax rate	0	4	(56)
Effect of the use of loss carryforwards	(1,390)	(1,752)	(1,482)
Effect of permanent differences	(24)	(25)	152
Other	(2,168)	1,332	1,516

Taxes on income/loss	5,370	5,801	15,493

Effective tax rate	(9.4)%	(6.1)%	(11.9)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Current tax receivable and payable

        As of December 31, 2014 the current tax receivable and payable, arising because the amount of tax paid in the current or in prior periods was either too high or too low, are k€ 543 (2013: k€ 5,388) and k€ 1,969 (2013: k€ 688) respectively.

11.   Property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office	Assets under construction	Total
	in EUR thousands
Cost
Balance at January 1, 2013	64,839	70,937	20,359	5,375	161,510
Acquisitions	282	5,273	443	3,608	9,606
Disposals	1,476	639	859	745	3,719
Transfers		3,896	25	(3,921)	0
Effect of movements in exchange rates	(106)	(752)	(213)	(26)	(1,097)

Balance at December 31, 2013	63,539	78,715	19,755	4,291	166,300

Balance at January 1, 2014	63,539	78,715	19,755	4,291	166,300
Acquisitions	428	2,894	644	8,681	12,647
Disposals	29	504	2,172	47	2,752
Transfers	119	3,200	130	(3,474)	(25)
Effect of movements in exchange rates	311	2,452	271	153	3,187

Balance at December 31, 2014	64,368	86,757	18,628	9,604	179,357

Depreciation and impairment
Balance at January 1, 2013	13,786	37,845	12,327	0	63,958
Depreciation charge for the year	2,383	11,602	2,329		16,314
Impairment	6,264	3,450	174		9,888
Disposals	1,471	639	810		2,920
Effect of movements in exchange rates	(59)	(611)	(136)		(806)

Balance at December 31, 2013	20,903	51,647	13,884	0	86,434

Balance at January 1, 2014	20,903	51,647	13,884	0	86,434
Depreciation charge for the year	1,940	11,762	1,889		15,591
Disposals	16	400	2,146		2,562
Effect of movements in exchange rates	204	2,151	240		2,595

Balance at December 31, 2014	23,031	65,160	13,867	0	102,058

Carrying amounts
At January 1, 2013	51,053	33,092	8,032	5,375	97,552

At December 31, 2013	42,636	27,068	5,871	4,291	79,866

At January 1, 2014	42,636	27,068	5,871	4,291	79,866

At December 31, 2014	41,337	21,597	4,761	9,604	77,299

Depreciation

        Depreciation expense amounted to k€ 15,591 for 2014 and was k€ 16,314 and k€ 11,164 for 2013 and 2012 respectively.

        During each financial year, asset useful lives are reviewed in accordance with IAS 16. The effect of the changes in assets useful lives has been to increase the depreciation expense in 2014 by k€ 561 (2013 k€ 2,160, 2012 k€ nil) compared with the depreciation which would have occurred had the asset useful lives remained unchanged. The changes relate to e basis over the estimated useful lives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Property, plant and equipment (Continued)

Impairments

        In 2014 there were no impairments of Fixed Assets.

        In 2013 impairment charges of k€ 9,888 were made in respect of a building and specific equipment contained in that building in Herzogenrath, Germany. The impairment losses are recorded in Other operating expenses in the Income Statement, within Aixtron's one operating segment, and are also shown in the table above.

        In fiscal year 2013, the company decided to relocate its main activities from its Kaiserstrasse facility in Herzogenrath to a purpose built building nearby. Consequently, the recoverable amount of the Kaiserstrasse facility was re-assessed as its fair value less costs of disposal, which is k€ 5,500.

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

Assets under construction

        Assets under construction relates mainly to self-built systems for development laboratories in 2014 and 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets

	Goodwill	Other intangible assets	Total
	in EUR thousands
Cost
Balance at January 1, 2013	81,829	37,968	119,797
Acquisitions	0	464	464
Disposals	0	718	718
Transfers	0	0	0
Effect of movements in exchange rates	(325)	(881)	(1,206)

Balance at December 31, 2013	81,504	36,833	118,337

Balance at January 1, 2014	81,504	36,833	118,337
Acquisitions	0	759	759
Disposals	0	1,990	1,990
Transfers	0	25	25
Effect of movements in exchange rates	982	2,620	3,602

Balance at December 31, 2014	82,486	38,247	120,733

Amortisation and impairment losses
Balance at January 1, 2013	17,483	33,750	51,233
Amortisation charge for the year	0	1,609	1,609
Disposals	0	718	718
Effect of movements in exchange rates	(94)	(866)	(960)

Balance at December 31, 2013	17,389	33,775	51,164

Balance at January 1, 2014	17,389	33,775	51,164
Amortisation charge for the year	0	1,409	1,409
Disposals	0	1,990	1,990
Effect of movements in exchange rates	284	2,595	2,879

Balance at December 31, 2014	17,673	35,789	53,462

Carrying amounts
At January 1, 2013	64,346	4,218	68,564

At December 31, 2013	64,115	3,058	67,173

At January 1, 2014	64,115	3,058	67,173

At December 31, 2014	64,813	2,458	67,271

Amortisation and impairment expenses for other intangible assets

        Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2014	2013	2012
in EUR thousands	Amortisation	Amortisation	Amortisation
Cost of sales	0	0	202
Selling expenses	1	1	5
General administration expenses	1,261	1,461	1,915
Research and development costs	147	147	598

	1,409	1,609	2,720

        In 2014, 2013 and 2012, no impairment losses were incurred and no reversals of impairment losses were made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

        The amortisation expected to be charged on other intangible assets in the future years is as follows:

in EUR thousands
2015	933
2016	586
2017	315
2018	168
2019	100
After 2019	121

        The actual amortisation can differ from the expected amortization.

Impairment of goodwill

        At the end of 2014 the Group assessed the recoverable amount of goodwill and determined that no impairment loss had to be recognized (2013: k€ 0; 2012: k€ 0).

        The carrying value of goodwill was k€ 64,813 (2013: k€ 64,115; 2012: k€ 64,346).

        As at the end of 2014 the cash generating unit, to which the goodwill has been allocated, is the Aixtron Group operational segment.

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

        As at December 31, 2014 the market capitalisation of Aixtron was Euro 1,045.6 million, based on a share price of Euro 9.37 and issued shares (excluding Treasury Shares) of 111,591,036. In an orderly selling process costs are incurred. Aixtron has used 1.5% to account for the costs to sell.

        A control premium of 20% has been applied to adjust the market capitalization to the fair value. Market capitalisation was also adjusted for net debt and tax assets prior to comparing it to the carrying amount of the CGU. The analysis shows that the fair value less costs to sell of the CGU Aixtron exceeds its carrying amount and that Goodwill is not impaired.

	Impairment Test 2014	Impairment Test 2013	Sensitivity Analysis 2014
	Euro millions
Market capitalisation as of December 31	1,045.6	1,172.8	422.0
Costs to sell in percentage	1.50%	1.50%	1.50%
Costs to sell	(15.7)	(17.6)	(6.3)

Market capitalisation less cost to sell	1,029.9	1,155.2	415.7

Control premium in percentage	20.00%	20.00%	0.00%
Control premium	206.0	231.0	0.0

Market capitalisation and control premium less cost to sell	1,235.9	1,386.2	415.7
Net debt	(268.1)	(306.3)	(268.1)
Tax assets	(2.8)	(9.2)	(2.8)

Fair value less costs to sell of CGU	965.0	1,070.7	144.8
Carrying amount of the CGU	144.8	149.9	144.8

Surplus of fair value less cost to sell over carrying amount	820.2	920.8	0.0

Surplus of fair value less cost to sell over carrying amount as a percentage	566%	614%	0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

        The fair value less costs to sell, which is the recoverable amount, exceeds the carrying amount of the CGU by 566% (2013 614%).

        A sensitivity analysis of the impairment test, in which the control premium is reduced to zero, shows that the carrying amount of the CGU would equal the recoverable amount should the market capitalisation of AIXTRON fall by 60% (2013 60%) to Euro 422.0 million (2013 Euro 472.5 million).

13.   Other non-current assets

        Other non-current assets totalling k€ 382 (2013: k€ 907) include mainly rent deposits for buildings.

14.   Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets are recognised at the level of individual consolidated companies in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was k€ 2,281 (2013: k€ nil).

        Deferred taxes for tax losses in the amount of k€ 129,544 (2013: k€ 88,664) and on deductible temporary differences in the amount of k€ 12,164 (2013: k€ 27,021) were not recognised. Tax losses in the amount of k€ 110,550 can be used indefinitely (2013: k€ 71,811), k€ nil expire by 2019 (2013: k€ 10,309, by 2018) and k€ 18,994 expire after 2019 (2013: k€ 6,544 after 2018).

        The following table shows the development of temporary differences during the financial year:

	Assets		Liabilities		Net
	2014	2013	2014	2013	2014	2013
	in EUR thousands
Property, plant and equipment	624	124	0	0	624	124
Trade receivables	(29)	693	0	0	(29)	693
Inventories	939	959	0	0	939	959
Employee benefits	318	209	0	0	318	209
Currency translation	(37)	29	0	0	(37)	29
Provisions and other liabilities	80	53	0	0	80	53
Intangible assets		(711)	0	0	0	(711)
Other	(56)	(71)	(34)	(300)	(90)	(371)
Tax losses	2,281	3,328	0	0	2,281	3,328
Derivative financial instruments	0	0	0	0	0	0

Deferred tax assets (+) liabilities (–)	4,120	4,613	(34)	(300)	4,086	4,313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Deferred tax assets and liabilities (Continued)

	Balance at January 1, 2014	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2014
	in EUR thousands
Property, plant and equipment	124	500	0	624
Trade receivables	693	(722)	0	(29)
Inventories	959	(20)	0	939
Employee benefits	209	109	0	318
Currency translation	29	(397)	331	(37)
Provisions and other liabilities	53	27	0	80
Intangible assets	(711)	711	0	0
Other	(371)	281	0	(90)
Tax losses	3,328	(1,047)	0	2,281

	4,313	(558)	331	4,086

	Balance at January 1, 2013	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2013
	in EUR thousands
Property, plant and equipment	53	71	0	124
Trade receivables	0	693	0	693
Inventories	1,690	(731)	0	959
Employee benefits	191	18	0	209
Currency translation	12	326	(309)	29
Provisions and other liabilities	(638)	691	0	53
Intangible assets	0	(711)	0	(711)
Other	(139)	(232)	0	(371)
Tax losses	4,096	(768)	0	3,328

	5,265	(643)	(309)	4,313

15.   Long term receivable from current tax

        Long term receivables from current tax consist of a receivable from corporate tax which will be refunded over a period of up to five years. The amount included in long term receivables is for the amount receivable after more than one year from the balance sheet date.

16.   Inventories

	2014	2013
	in EUR thousands
Raw materials and supplies	32,019	23,307
Work in process	42,269	38,606
Finished goods and services completed	0	0
Inventories at customers' locations	7,406	4,270

	81,694	66,183

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Inventories (Continued)

	Note	2014	2013
		in EUR thousands
Inventories recognised as an expense during the period	3	134,940	117,900
Reversals of write-downs recognised during the year	3		(17,127)

		134,940	100,773

Write-down of inventories during the year	3	3,016	35,012
Inventories measured at net realisable value		5,665	17,959
Carrying amount of inventories pledged as security for liabilities		0	0

        On June 28th, 2013 a fire at a warehouse in the United Kingdom destroyed inventory with an original cost of k€ 22,284. At that date, the inventory valuation had been written down by a provision of k€ 17,127 to k€5,157. The provision was reversed because the inventory was expensed at that time.

        Inventories recognised as an expense during the period includes the inventory destroyed in the fire in 2013 (2014 nil)

17.   Trade receivables and other current assets

	2014	2013
	in EUR thousands
Trade receivables	27,269	29,475
Allowances for doubtful accounts	(945)	(1,821)

Trade receivables—net	26,324	27,654

Prepaid expenses	1,152	735
Reimbursement of research and development costs	1,485	1,196
Advance payments to suppliers	2,010	61
VAT recoverable	1,865	2,187
Other assets	1,211	746

Total other current assets	7,723	4,925

	34,047	32,579

        Additions to allowances against trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances against receivables developed as follows:

	2014	2013
	in EUR thousands
Allowance at January 1	1,821	1,819
Translation adjustments	21	(10)
Impairment losses recognised	2	89
Used	(866)	(25)
Impairment losses reversed	(33)	(52)

Allowance at December 31	945	1,821

        Ageing of past due but not impaired receivables

	2014	2013
	in EUR thousands
1-90 days past due	1,891	1,437
More than 90 days past due	2,084	2,023

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

        At the balance sheet date four customers each accounted for more than 10% of the company's net trade receivables, representing respectively 30.4%, 16.2%,11.5% and 10.5% of trade receivables. In 2013 one customer accounted for 16% of the company's net trade receivables, no other single customer accounted for more than 10% of trade receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

        Included in the Company's trade receivable balance are debtors with a carrying amount of k€ 3,975 (2013: k€ 3,460) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality, and although the company has no collateral, the amounts are still considered recoverable.

        In determining the financial assets which may be individually impaired the Company has taken into account the likelihood of recoverability based on the past due nature of certain receivables, and our assessment of the ability of all counter-parties to perform their obligations.

18.   Other financial assets

        Other financial assets of k€ 151,494 (2013: k€ 138,853) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

        An analysis of the maturities at December 31, 2014 and 2013 is as follows:

	2014	2013
	in EUR thousands
Maturity up to 180 days	111,494	38,853
Maturity 181 days to 365 days	40,000	100,000

	151,494	138,853

19.   Cash and cash equivalents

	2014	2013
	in EUR thousands
Cash-in-hand	3	5
Short term deposits	0	0
Bank balances	116,577	167,449

Cash and Cash equivalents	116,580	167,454

        Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

        Bank balances included k€ 0 given as security (2013: k€ 0) at December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Shareholders' Equity

FULLY PAID CAPITAL

	2014	2013
January 1	112,613,445	101,975,023
Shares issued during the year	81,110	10,638,422

Issued and fully paid capital at December 31, including Treasury Shares	112,694,555	112,613,445

Treasury shares	(1,103,519)	(1,078,925)

Issued and fully paid share capital at December 31 under IFRS	111,591,036	111,534,520

        The share capital of the company consists of no-par value shares and was fully paid-up during 2014 and 2013. Each share represents a portion of the share capital in the amount of € 1.00.

Authorised share capital

        Authorised share capital, including issued capital, amounted to € 219,214,144 (2013: 203,422,077).

Additional paid-in capital

        Additional paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

        In 2014 all shares issued were the result of stock options being exercised.

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

Income and expenses recognised in other comprehensive income

	Currency translation	Derivative financial instruments	Total
	in EUR thousands
Balance at December 31, 2011	(4,065)	(6,438)	(10,503)

Change in currency translation	1,512		1,512
Change in unrealised gains/losses before taxes		9,226	9,226
Deferred taxes		(2,788)	(2,788)

Balance at December 31, 2012	(2,553)	0	(2,553)

Change in currency translation	(6,130)		(6,130)

Balance at December 31, 2013	(8,683)	0	(8,683)

Change in currency translation	11,815		11,815

Balance at December 31, 2014	3,132	0	3,132

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

	2014	2013	2012
Earnings/loss per share
Net loss attributable to the shareholders of AIXTRON SE in kEUR	(62,511)	(101,016)	(145,436)
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share	112,107,905	103,016,618	100,805,804

Basic earnings/loss per share (EUR)	(0.56)	(0.98)	(1.44)

Earnings/loss per share (diluted)
Net loss attributable to the shareholders of AIXTRON SE in kEUR	(62,511)	(101,016)	(145,436)
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share	112,107,905	103,016,618	100,805,804
Dilutive effect of share options	0	0	0
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share (diluted)	112,107,905	103,016,618	100,805,804

Diluted earnings/loss per share (EUR)	(0.56)	(0.98)	(1.44)

        The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

Number of shares	2014	2013	2012
Share options	3,521,639	3,289,025	3,366,396

22.   Employee benefits

Defined contribution plan

        The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees' base salaries. In 2014 the expense recognised for defined contribution plans amounted to k€ 1,667 (2013: k€ 1,340, 2012: k€ 1,712).

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

Defined benefit plan

        The Company's obligation in respect of defined benefit pension commitments to two former members of the Executive Board of AIXTRON SE were contracted out to an insurance company during 2010. The company does not expect to have any further obligation under these schemes.

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

AIXTRON stock option plan 1999

        In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. Under this plan 750,081 options for the purchase of 979,824 common shares were outstanding as of December 31, 2014.

AIXTRON stock option plan 2002

        In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. No grants were issued with a strike price less than fair market value. A total of 116,950 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2014.

AIXTRON stock option plan 2007

        In May 2007, options were authorized to purchase 3,919,374 shares of common stock. 50% of the granted options may be executed after a waiting period of not less than two years, further 25% after three years and the remaining 25% after at least four years. The options expire 10 years after they have been granted. Under the terms of the 2007 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. A total of 1,282,465 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2014.

AIXTRON stock option plan 2012

        In May 2012, options were authorized to purchase shares of common stock. The granted options may be exercised after a waiting period of not less than four years. The options expire 10 years after they have been granted. Under the terms of the 2012 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 30%. A total of 1,142,400 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2014.

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

        No options to purchase AIXTRON ADS remain outstanding under this plan as of December 31, 2014. Upon exercise of options new shares are issued from the trust (see note 20).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

Summary of Stock Option Transactions

AIXTRON share options

	2014		2013
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(EUR)		(EUR)
Balance at January 1	3,283,435	23.47	4,274,126	21.68
Granted during the year	1,150,400	13.19	0	0.00
Exercised during the year	81,110	5.53	415,289	5.31
Forfeited during the year	831,086	21.35	575,402	23.29

Outstanding at December 31	3,521,639	21.02	3,283,435	23.47

Exercisable at December 31	1,564,214	28.91	2,014,503	26.22

Genus share options

	2014		2013
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(USD)		(USD)
Balance at January 1	5,590	6.55	6,610	7.44
Exercised during the year
Expired during the year	5,590	6.55	1,020	12.35

Outstanding at December 31	0	0.00	5,590	6.55

Exercisable at December 31	0	0.00	5,590	6.55

AIXTRON Stock Options as of December 31, 2014

Year	Exercise price per share (EUR)	Underlying shares represented by outstanding options	Shares represented by exercisable options	Average option life (in years)
2000	67.39	306,324	306,324	0.5
2001	26.93	265,000	0	1.5
2002	7.48	408,500	0	2.5
2006	3.83	116,950	116,950	1.5
2007	10.09	169,875	169,875	3.0
2008	4.17	101,390	101,390	4.0
2009	24.60	478,100	478,100	5.0
2010	26.60	500,100	375,075	6.0
2011	12.55	8,000	4,000	7.0
2012	15.75	25,000	12,500	8.0
2014	14.01	57,000	0	10.0
2014	13.14	1,085,400	0	10.0

		3,521,639	1,564,214

Assumptions used to calculate fair values and share-based payment expenses

        The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a mathematical model. In accordance with IFRS 2 the measurement includes only options which were granted after November 7, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

        In 2014, the personnel expenses from share-based payments, all of which were equity settled share based payments, were k€ 779 (2013: k€ 981; 2012: k€ 3,453).

        As of December 31, 2014 an amount of k€ 4,104 relating to stock options granted prior to that date had not yet been recognised as a personnel expense. This amount will be charged over the periods to 2018. The expected allocation of the expense is as follows: 2015: k€ 1,153, 2016: k€ 1,093, 2017: k€ 1,088 and 2018 k€ 770.

AIXTRON share options granted

	in 2014 (October)	in 2014 (June)	in 2012
Fair value on grant date	3.79 €	4.26 €	4.66 €

Price per share	10.11 €	10.77 €	12.74 €
Exercise price	13.14 €	14.01 €	15.75 €
Expected volatility	50.53%	50.92%	55.96%
Option life	10.0 years	10.0 years	10.0 years
Expected dividend payments	0.13 €	0.13 €	0.33 €
Risk-free interest rate	1.03%	1.46%	1.47%

  The expected volatility is based on historical volatility.

24.   Provisions

        Development and breakdown of provisions

	01.01.2013	Exchange rate differences	Usage	Reversal	Addition	31.12.2013	Current	Non- current
	in EUR thousands
Personnel expenses	8,244	(120)	5,808	925	4,314	5,705	5,705	0
Warranties	6,252	29	1,107	2	7,417	12,589	10,846	1,743
Onerous contracts	4,669	(6)	2,021	0	2,760	5,402	5,402	0
Commissions	2,170	(1)	1,623	106	813	1,253	1,253	0
Other	8,075	(69)	5,113	191	6,406	9,108	8,874	234

Total	29,410	(167)	15,672	1,224	21,710	34,057	32,080	1,977

	01.01.2014	Exchange rate differences	Usage	Reversal	Addition	31.12.2014	Current	Non- current
	in EUR thousands
Personnel expenses	5,705	202	4,661	715	9,135	9,666	9,666	0
Warranties	12,589	172	5,477	3,921	4,320	7,683	6,695	988
Onerous contracts	5,402	27	3,444	13	1,380	3,352	3,352	0
Commissions	1,253	8	1,380	20	821	682	682	0
Other	9,108	169	9,355	1,275	9,233	7,880	7,662	218

Total	34,057	578	24,317	5,944	24,889	29,263	28,057	1,206

Personnel expenses

        These include mainly provisions for holiday pay, payroll and severance costs, which are financial liabilities.

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

        For provisions existing at both December 31, 2014 and December 31, 2013, the economic outflows resulting from the obligations that are provided for are expected to be settled within one year of the respective balance sheet date for current provisions and within two years of the respective balance sheet date, but more than one year, for non-current provisions.

25.     Trade payables and other current liabilities

        The liabilities consist of the following:

	2014	2013
	in EUR thousands
Trade payables	16,397	13,517

Liabilities from grants	2,015	1,507
Payroll taxes and social security contributions	769	1,111
VAT and similar taxes	52	94
Other liabilities	356	236

Other current liabilities	3,192	2,948

	19,589	16,465

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

        The AIXTRON Group's central management coordinates access to domestic and international financial institutions and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposure to risk by likelihood and magnitude. These risks cover

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

all aspects of the business, including financial risks; and the risk management system is in accordance with the corporate governance recommendations specified in the German Corporate Governance Code.

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

        As at December 31, 2014 the group had no borrowings (2013 nil). Financial liabilities, all due within one year, of k€ 19,589 (2013 k€ 16,465) consisting of trade payables and other liabilities and are shown in Note 25, together with an analysis of their maturity.

        As at December 31, 2014 the group had k€ 116,580 cash and cash equivalents (2013 k€ 167,454) and a further k€ 151,494 of fixed deposits with banks (2013 k€ 138,853).

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

Foreign currency risk

        The Company may enter into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts to hedge the exchange rate risk arising on the export of equipment, the Company did not use derivative financial instruments during either 2014 or 2013. The main exchange rates giving rise to the risk are those between the US Dollar, Pound Sterling and Euro.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2014	2013	2014	2013
	in EUR thousands
US Dollars	(62,064)	(44,424)	123,852	83,781
GB Pounds	(3,158)	(1,612)	13,218	15,227

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

	USD Currency Effect
Increase in value of Euro by 10% kEUR	2014	2013
Profit or loss	(3,529)	530
Other comprehensive income	(2,429)	(2,924)

	USD Currency Effect
Decrease in value of Euro by 10% kEUR	2014	2013
Profit or loss	3,529	(530)
Other comprehensive income	2,429	2,924

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

Forward foreign exchange contracts

        The company had no forward foreign exchange contracts with banks at December 31, 2014 or December 31, 2013.

Foreign currency cash flow hedges

        As of 31st December 2014, the aggregate amount of unrealised gains on forward foreign exchange contracts deferred in the hedging reserve relating to the exposure on anticipated future transactions is k€ nil (2013: k€ nil).

        There were no unrealised losses or gains included in income and expenses recognised in equity as of December 31, 2013 (2012 k€ nil). The losses actually realised in 2014 were k€ nil (2013: losses k€ nil).

Foreign currency option contracts

        The company had no option contracts as at December 31, 2014 or December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

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

FINANCIAL ASSETS 2014

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Cash and cash equivalents	116,580	0	0	0	116,580
Other financial assets	0	0	151,494	0	151,494
Other non-current assets	0	382	0	0	382
Trade receivables	0	23,374	0	2,950	26,324

Total	116,580	23,756	151,494	2,950	294,780

At amortized cost	116,580	23,756	151,494		291,830
At fair value				2,950	2,950

FINANCIAL LIABILITIES 2014

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Other payables at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Trade payables	0	0	16,397	0	16,397
Advance payments from customers (not in scope of IFRS 7)	0	0	66,928	0	66,928

Total	0	0	83,325	0	83,325

At amortized cost	0	0	83,325		83,325
At fair value				0	0

FINANCIAL ASSETS 2013

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Cash and cash equivalents	167,454	0	0	0	167,454
Other financial assets	0	0	138,853	0	138,853
Other non-current assets	0	907	0	0	907
Trade receivables	0	27,266	0	388	27,654

Total	167,454	28,173	138,853	388	334,868

At amortized cost	167,454	28,173	138,853		334,480
At fair value				388	388

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

FINANCIAL LIABILITIES 2013

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Other payables at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Trade payables	0	0	13,517	0	13,517
Advance payments from customers (not in scope of IFRS 7)	0	0	46,188	0	46,188

Total	0	0	59,705	0	59,705

At amortized cost	0	0	59,705		59,705
At fair value				0	0

Trade receivables/payables

        For trade receivables/payables due within less than one year, measured at amortised cost, the fair value is taken to be the carrying amount. All other receivables/payables, measured at amortised cost, are discounted to determine the fair value.

27.   Operating leases

LEASES AS LESSEE

        Non-cancellable operating lease rentals are payable as follows:

in EUR thousands
Not later than one year	3,957
Later than one year and not later than five years	4,646
Later than five years	222

8,825

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

        The expenses for leasing contracts were k€ 4,150, k€ 3,957 and k€ 4,393 for 2014, 2013 and 2012 respectively.

28.   Capital commitments

        As of December 31, 2014, the Company had entered into purchase commitments with suppliers in the amount of k€ 38,998 (2013: k€ 30,270) for purchases within the next 12 months. Commitments for capital expenditures for fixed assets are k€ 1,977 (2013: k€ 831) as of December 31, 2014.

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

Executive Board and Supervisory Board Remuneration

        The disclosures for key management personnel compensation required according to IAS 24 contains the remuneration of the Executive Board and the Supervisory Board.

        Remuneration of the members of the Executive Board:

	2014	2013	2012
	in EUR thousands
Short-term employee benefits	1,387	1,555	1,124
Termination benefits	0	780	0
Share based payments	628	250	0

	2,015	2,585	1,124

        Share based payments refer to the fair value of share options at grant date and also includes that portion of bonus agreements which is settled in shares.

        Remuneration of the members of the Supervisory Board:

	2014	2013	2012
	in EUR thousands
Fixed remuneration (incl. attendance fee)	293	290	303

	293	290	303

        For further information regarding the Company's directors' remuneration refer to Item 6.B. "Directors, Senior Management and Employees—Compensation" in this report.

31.   Consolidated entities

        AIXTRON S.E. controls the following subsidiaries:

		Share of capital in %
	Country	2014	2013
AIXTRON Inc	USA	100	100
AIXTRON Ltd.	England & Wales	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
AIXTRON AB	Sweden	100	100
AIXTRON KK	Japan	100	100
AIXTRON China Ltd	P. R. China	100	100
Nanoinstruments Ltd **	England & Wales	n.a.	100
Genus trust *	USA	n.a.	n.a.

*
The shares held in the Genus trust are attributed, as beneficial owner, to AIXTRON, as control exists through the trust relationship with Aixtron SE

**
Nanoinstruments Ltd was dissolved on October 14, 2014. Until that date it was included in the consolidated financial statements. Because the company had been dormant for a number of years with no material assets its dissolution had no effect on the financial statements.

        All companies in the Group are engaged in the supply of equipment to the semiconductor industry. Design and manufacture of equipment takes place at the entities in Germany, UK and USA. Service and distribution takes place at all locations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Events after the reporting period

        There are no events which have occurred after the balance sheet date, of which the directors have knowledge, which would result in a different assessment of the Company's net assets, results of operation and financial position.

33.   Auditors' fees

        Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2014	2013
	in EUR thousands
for audit	699	719
for other confirmation services	34	35
for tax advisory services	173	299
for other services	53	30

	959	1,083

        Included in the total amount of fees are fees for the group auditor Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of k€ 416 for audit (2013: k€ 444), k€ 34 for other confirmation services (2013: k€ 32), k€ 76 for tax services (2013: k€ 34) and k€ 53 for other services (2013: k€ nil).

34.   Employees

        Compared to last year, the average number of employees during the current year was as follows:

Employees by Function

average number for the year

	2014	2013
Sales	65	70
Research and Development	285	297
Manufacturing and Service	331	373
Administration	86	88
Employees (§ 314 HGB)	767	828
Executive board members	2	3

	769	831
Apprentices	16	16

	785	847

35.   Statement of compliance with the German Corporate Governance Code

        In 2014, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available on the Company's web site at http://www.aixtron.com/en/investors/corporate-governance/principles

36.   Supervisory Board and Executive Board

Composition of the Supervisory Board as of December 31, 2014

  •
  Dipl.-Kfm. Kim Schindelhauer

  •
  Aachen/businessman/Chairman of the Supervisory Board since 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36.   Supervisory Board and Executive Board (Continued)

  •
  Prof. Dr. Wolfgang Blättchen

  •
  Leonberg/Managing Director of Blättchen Advisory Group GmbH/member of the Supervisory Board since 1998/Deputy Chairman of the Supervisory Board since February 27, 2013

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  Pfisterer Holding AG, Winterbach—Chairman of the Supervisory Board

  •
  APCOA Parking AG, Leinfelden-Echterdingen—member of the Supervisory Board (until December 15, 2014)

  •
  FAS AG, Stuttgart—member of the Supervisory Board

  •
  Prof. Dr. Rüdiger von Rosen

  Frankfurt/Main/businessman/member of the Supervisory Board since 2002

  •
  Membership of Supervisory Boards and controlling bodies:

  •
  PriceWaterhouseCoopers AG, Frankfurt/Main—member of the Supervisory Board—(until February 2014)

  •
  ICF Bank AG, Frankfurt/Main—Deputy Chairman of the Supervisory Board

  •
  Paladin Asset Management Investment AG, Hannover—Chairman of the Supervisory Board

  •
  AKO Capital AG, Thalwil/Switzerland—member of the Board (since April 2014)

  •
  Prof. Dr. Petra Denk

  Unterschleißheim/Professor of Energy Economics/member of the Supervisory Board since 2011

  •
  Dr. Andreas Biagosch

  Munich/Managing Director Impacting I GmbH & Co KG/member of the Supervisory Board since May 2013

  •
  Membership of Supervisory Boards and controlling bodies

  •
  Wacker Chemie AG, Munich—member of the Supervisory Board (since February 4, 2015)

  •
  Lürssen Maritime Beteiligungen, Bremen, Advisory Board member

  •
  Ashok Leyland Limited, Chennai/Indien—non-executive director

  •
  Dr. Ing. Martin Komischke

  Morgarten/Switzerland/Group Chief Executive Officer, Hoerbiger Holding AG, Zug/Switzerland/member of the Supervisory Board since May 2013

  •
  Membership of Supervisory Boards and controlling bodies

  •
  Adcuram Group AG, Munich—member of the Supervisory Board

        The composition of the Company's Executive Board is:

  •
  Martin Goetzeler, Aachen, businessman, Chairman, President and Chief Executive Officer since March 1, 2013

  •
  Dr. Bernd Schulte, Aachen, physicist, Executive Vice President and Chief Operating Officer since 2002

  •
  Dipl.-Kfm.Wolfgang Breme, Aachen, business graduate, Executive Vice President and Chief Financial Officer until May 31, 2014

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

        As disclosed in notes 3 and 16, during the years 2014, 2013 and 2012 the Company incurred expenses of k€ 3,016, k€ 35,012 and k€ 40,947 respectively arising mainly from changes to past assumptions concerning net realisable value of inventories and excess and obsolete inventories. In future periods, write-downs of inventory may be necessary due to (1) reduced demand in the markets in which the Company operates, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for the Company's products. These factors could result in adjustment to the valuation of inventory in future periods, and significantly impact the Company's future operating results.

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