Form 20-F
period 2015-12-31
AIXTRON SE
filed 2016-02-23
CIK 1089496

Use these links to rapidly review the document

CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2015: 112,720,355 ordinary shares, no par value.

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

        AIXTRON publishes its audited Consolidated Financial Statements in Euros. As used in this report, "EUR", "Euro" or "€" means the lawful currency of the Federal Republic of Germany and other participating member states of the European Union. "US-Dollar", "U.S$", "$" or "USD" means the lawful currency of the United States of America. "Pound Sterling", "British Pounds", "GB Pounds" or "GBP" means the lawful currency of the United Kingdom.

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

        All subsequent written and oral forward-looking statements attributable to AIXTRON or to any person acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. AIXTRON does not undertake and expressly disclaims any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

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

As of or For the Year Ended December 31,	2015 IFRS	2014 IFRS	2013 IFRS	2012 IFRS	2011 IFRS
	(thousand EUR, except share and per share data)
Consolidated Income Statement Data:
Revenues	197,756	193,797	182,863	227,832	610,960
Operating result	(26,726)	(58,309)	(95,741)	(132,267)	112,880
Profit/Loss attributable to the equity holders of AIXTRON SE (after taxes)	(29,160)	(62,511)	(101,016)	(145,436)	79,536
Basic earnings per share	(0.26)	(0.56)	(0.98)	(1.44)	0.79
Diluted earnings per share	(0.26)	(0.56)	(0.98)	(1.44)	0.78
Dividend payments(1)	0	0	0	25,155	60,708
Dividends declared per common share(1) (EUR)	0.00	0.00	0.00	0.25	0.60
Dividends declared per common share(1) (USD(2))	0.00	0.00	0.00	0.32	0.84
Consolidated Statement of Financial Position Data:
Total assets	481,953	533,547	563,193	559,971	777,259
Total liabilities	85,448	117,845	97,790	89,951	148,919
Total shareholders' equity and net assets	396,505	415,702	465,403	470,020	628,340
Fully paid capital	111.582	111,591	111,535	100,896	100,711
Other Data:
Adjusted weighted average number of shares outstanding
—basic	111,583,480	112,107,905	103,016,618	100,805,804	100,530,006
—diluted	111,583,480	112,107,905	103,016,618	100,805,804	101,834,717

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

Year ended December 31,	Average Rate
2015	1.1032
2014	1.3215
2013	1.3281
2012	1.2859
2011	1.3931

        The following table shows the noon buying rates for Euros in US-Dollars for the last six months.

Month ended	Low	High
February 2016 (through February 10, 2016)	1.0888	1.1300
January 2016	1.0743	1.0964
December 2015	1.0573	1.1025
November 2015	1.0562	1.1026
October 2015	1.0963	1.1437
September 2015	1.1104	1.1358
August 2015	1.0868	1.1580

        On February 10, 2016, the noon buying rate was USD 1.1222 per EUR 1.00.

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

        The compound semiconductor and the semiconductor manufacturing equipment industry can be affected by the cyclical nature of the semiconductor industry and its sensitivity to general economic conditions. Although semiconductors are used in many different products, the markets for those products are interrelated to various degrees. The industry has historically experienced sudden changes in supply and demand for semiconductors based on general economic conditions. The timing, length and severity of these industry cycles are difficult to predict. The cyclical nature of AIXTRON's operations tends to reflect and be amplified by changes in economic conditions, both in Asia and internationally, supply/demand imbalances and foreign currency exchange fluctuations. Economic downturns or a prolonged period of slow growth in Asia and foreign markets or any of the industries in which AIXTRON operates that are contributing to a softer demand environment for the Company's products could have a material adverse effect on the Company's results of operations, financial condition and cash flows. During periods of declining demand for semiconductor manufacturing equipment, AIXTRON needs to be able to quickly and effectively align its cost structure with prevailing market conditions, to manage its inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. Because a high proportion of AIXTRON's costs are fixed in the near term, the Company's ability to reduce expenses quickly in response to revenue shortfalls is limited. During periods of rapid growth, AIXTRON's business must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people. The Company's customers often accelerate or delay expenditures, or they cancel or reschedule their orders. Such events may lead to the results of operations being adversely affected, which could result in significant volatility in the market price of the Company's ordinary shares and ADSs in reaction to variations in their businesses or market conditions.

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

        Global economic development throughout the year 2015 was worse than originally expected, especially in the emerging and developing countries, including China. The main reasons for the reduced growth dynamics in these countries were lower commodity prices, tighter financial conditions, structural bottlenecks and geopolitical factors. Additionally, markets in the Middle East have struggled due to decreasing oil prices throughout 2015 as well as increased uncertainty related to geopolitical tensions in the Middle East. On the other hand, the major growth drivers in the world's advanced economies, such as easy financial conditions, more neutral fiscal policy in the euro area, lower fuel prices, and improving confidence and labor market conditions, remained intact and led to stable growth in these countries. Therefore, as expected the Federal Reserve (the "Fed") has turned to a slightly tighter monetary policy with the first interest rate increase since 2006 taking place in December 2015. The Fed's monetary policy might raise additional uncertainties about the global economic development in the year 2016. Although AIXTRON has no bank borrowings, it has cash bank deposits. AIXTRON monitors carefully the financial condition of its banking partners, but if one of AIXTRON's banking partners were to default before AIXTRON detected the problem or took appropriate measures, this could adversely impact AIXTRON's financial position. A constantly subdued global economic development might adversely affect the business prospects of AIXTRON's customers and suppliers and thus also harm AIXTRON's business development as a capital goods producer. In addition to the potential for pricing pressure and reduced demand, AIXTRON customers might delay or cancel orders and suppliers might delay or cancel deliveries, which could adversely affect AIXTRON's ability to align its production capacity with its sales and could result in inventory write-downs. These conditions might make it challenging for AIXTRON to plan and adapt, which could adversely impact AIXTRON's results of operations. AIXTRON is also subject to U.S. and German export control and economic sanctions laws, which prohibit the shipment of certain products to embargoed or sanctioned countries, governments and persons. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of AIXTRON products by, or in decreased ability to export or sell products to, existing or potential customers with international operations. Any decreased use of AIXTRON products or limitation on the ability to export or sell products would likely adversely affect the Company's business, financial condition and results of operations.

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

AIXTRON faces lengthy research and development sales and qualification cycles for its new and existing products and, in many cases, must invest a substantial amount of time and funds with no assurance that these efforts or expenditures will result in revenues.

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

        In order to expand its materials production capabilities, the Company has dedicated a number of its systems to the manufacture of wafers and devices. At any given time, some of AIXTRON's products are being tested to determine whether they meet customer or industry specifications. During such a qualification period, AIXTRON invests significant resources and dedicates substantial production capacity to the manufacture of these new products, prior to any commitment to purchase by the prospective customer and without generating significant revenues from the qualification process. Customer orders regularly include demanding technical or other commercial hurdles which have to be overcome. If AIXTRON was unable to meet these specifications, was unable to overcome technical or commercial hurdles or does not receive sufficient customer orders to profitably use the dedicated production capacity, its business, financial condition, results of operations and cash flows could be materially and adversely affected.

        Additionally, AIXTRON makes efforts to invest in research and develop of new equipment, materials and processes for production of its products. Continued research and development efforts will be needed to stay competitive in the industries in which the Company operates. However, AIXTRON cannot be assured that such investments in research and development would result in successful innovation of the company's equipment, materials or processes

        AIXTRON's future budgets for operating expenses, capital expenditures, operating leases and service contracts are based upon the Company's assumptions as to the anticipated market acceptance of its products. If AIXTRON's products do not meet the expected customer demand, the Company's business, financial condition, results of operations and cash flows could be materially and adversely affected.

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

        Revenues outside of Europe accounted for 81.91% of the Company's total revenues for the year ended December 31, 2015, versus 87.00% for the year ended December 31, 2014, and 86.76% of total revenues for the year ended December 31, 2013. Revenues from AIXTRON's Asian-based customers accounted for 59.86% for the year ended December 31, 2015, versus 82.68% for the year ended December 31, 2014, and 77.54% of total revenues for the year ended December 31, 2013. AIXTRON anticipates that international revenues, including revenues from Asia, will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's revenues will be subject to risks, including:

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

        Further details can be found in "Item 11—Quantitative and Qualitative Disclosure about Market Risk."

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

        AIXTRON schedules production of its systems based upon order backlog and customer commitments. Based on the complexity of the systems that AIXTRON produces, the Company must expend considerable efforts in hiring, training and retaining qualified manufacturing personnel. AIXTRON has in the past experienced delays in customer delivery schedules, as well as outright cancellations of orders. For instance, in December 2015, AIXTRON's customer San'an Optoelectronics significantly reduced the volume of its order of AIX R6 Metal-Organic Chemical Vapor Deposition ("MOCVD") systems. For additional information, see "Item 4: Information on the Company—A. History and Development of the Company—Important Events—Substantial reduction in order volume from San'an Optoelectronics." As a consequence, the Company may incur significant near term expenses for manufacturing capabilities that it may not be able to fully utilize, which would negatively affect its gross margins and its profitability. Moreover, industry analysts evaluate AIXTRON's backlog in determining the Company's prospects. If AIXTRON experiences significant reductions in its backlog as a result of cancellations or the Company's failure to obtain new orders, it could experience negative ratings from analysts which could adversely impact the trading value of the Company's stock.

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

System security risks, data protection breaches, cyber-attacks and other related cyber security issues could disrupt our internal operations, and any such disruption could reduce our expected net sales, increase our expenses, damage our reputation and adversely affect our stock price.

        The Company is subject to cyber security risks and may incur costs to minimize those risks. Cyber security breaches, such as unauthorized access, inadvertent disclosure, employee error or malfeasance, computer viruses, computer hackings or other disruptions, could compromise the security of AIXTRON's data and infrastructure, thereby exposing such information to unauthorized access by third parties. Techniques used to obtain unauthorized access to, or to sabotage systems, change frequently and generally are not recognized until launched against a target. AIXTRON may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and AIXTRON may not be able to remedy these problems in a timely manner, or at all. Breaches of the Company's security measures or inadvertent disclosure of proprietary information could damage the Company's brand and reputation or otherwise harm its business. In addition, the cost and operational consequences of implementing further data protection measures could be significant. Delayed sales, significant costs or lost customers resulting from these system security risks, data protection breaches, cyber-attacks and other related cyber-security issues could adversely affect AIXTRON's operating results, stock price and reputation.

AIXTRON's leases may be terminated or the company may be unable to renew our leases on acceptable terms; if AIXTRON decides to relocate, AIXTRON may incur additional costs if AIXTRON terminates a lease.

        If AIXTRON is unable to renew leases for its manufacturing facilities on acceptable terms or if a lease is terminated:

  •
  AIXTRON may be unable to find a new property with the amenities and in the location we require, which may force us to close or move to a less desirable location;

  •
  AIXTRON may incur significant costs in identifying, securing and moving to a new location;

  •
  AIXTRON may lose employees or have trouble retaining employees due to a relocation to a less desirable location; and

  •
  the relocation may significantly disrupt the company's operations.

        In addition, terminating any of our manufacturing leases could be costly. If AIXTRON wishes to terminate a lease in order to relocate or close a manufacturing facility, AIXTRON may be unable to negotiate satisfactory termination arrangements and could incur significant costs or liabilities under the lease, which could materially adversely affect AIXTRON's results of operations and financial condition.

AIXTRON is subject to complex regulations and any failure to comply with such regulations or increases in the cost of such compliance may have a significant negative effect.

        AIXTRON is obligated to comply with the laws of all of the countries around the world in which it operates and sells products. Such legal requirements can vary from country to country and new requirements may be imposed on AIXTRON from time to time. Any actual or alleged failure to comply with such laws and regulations or increase in the cost of such compliance could have a material adverse effect on AIXTRON's business, financial condition, results of operations and reputation.

AIXTRON may incur significant legal expenses in connection with, and allocate management time and attention to, legal actions involving the company that may take place from time to time and it is possible that AIXTRON will not be able to prevail in its legal actions.

        AIXTRON has in the past and may in the future be involved in litigation related to its business. Current and future litigation may result in AIXTRON incurring significant legal expenses and allocating management time and attention to such litigation. No assurance can be provided that AIXTRON will be able to prevail in any legal actions that arise. Decisions of courts or other authorities as well as settlements can cause expenses, which may have a material adverse effect on AIXTRON's business, financial condition and results of operations.

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

Important Events

Acquisition of PlasmaSi, Inc., Fremont, California (USA)

        On April 1st, 2015, the Group acquired 100% of the voting equity interests of PlasmaSi Inc. (California, USA), obtaining control of the company. The acquired technology enables the encapsulation of organic thin-films by depositing ultra-thin, light weight and flexible barrier films through its proprietary technology which is particularly well suited to Organic Light Emitting Diodes ("OLED") displays. In combining AIXTRON's Organic Vapor Phase Deposition ("OVPD®") technology with PlasmaSi's innovative approach, the Company will be able to add significant value in the production of flexible OLED applications. For a more detailed financial information on the acquisition refer to Item 18 "Financial Statements—Note 38. Acquisition of PlasmaSi Inc.".

Substantial reduction in order volume from San'an Optoelectronics

        In December 2015, AIXTRON has reached an agreement with its Chinese customer San'an Optoelectronics regarding a substantial reduction in the volume of AIX R6 MOCVD systems ordered from 50 to the three which have already been delivered. Following the Company's internal recognition policy, the 47 tools were not recorded in order intake and order backlog, so that the number of orders recorded in 2015 was not affected by the reduction. However, AIXTRON recorded additional provisions in Q4/2015 which resulted in an impact on operating results of EUR 2.6 million (see also Page F-41 Note 37). The Companies' cash position was affected negatively by the reduction in order volume, as the majority of the previously received advance payments from San'an have been repaid prior to the time of publication of this report. Despite the efforts made by both parties, the customer's specific qualification requirements were not achieved. Both parties agreed to continue their existing partnership by cooperating on future system generations as well as on systems for other applications. AIXTRON will proceed in marketing and the further development of the AIX R6 Showerhead technology. The focus is now on existing customers that have already achieved or are in the process of achieving qualification.

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

        AIXTRON's business activities include developing, producing and installing equipment for the deposition of semiconductor and other complex materials, process engineering, consulting and training, including ongoing customer support and after-sales service.

        AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development ("R&D") or small scale production.

        Demand for AIXTRON's products is driven by increased processing speed, improved efficiency, energy storage and energy efficiency requirements and the necessity to reduce the cost of ownership for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON's products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

        Environmental protection and the responsible use of resources are an essential part of AIXTRON's business strategy. The Company's engineers work on improving AIXTRON's systems continuously, both in terms of resource conservation and environmental-friendly design and function. AIXTRON SE's DIN EN ISO 50001:2011 certified energy management system and the EN ISO 14001:2004 certified environmental management system at AIXTRON, Inc. contribute to the efficient use of energy and the careful use of resources.

        For more information regarding potential factors that could adversely affect the described Company's business activities, model and strategy going forward, refer to Item 3.D. "Key Information—Risk Factors" in this report.

Employees

        AIXTRON's success very much depends on the achievements and motivation of the Company's staff. The employees are recruited on the basis of professional and personal qualifications and experience. Apart from the direct advertising of job opportunities to attract new employees, AIXTRON regularly participates in job fairs and other career events, has local press coverage, and enjoys close collaborative relationships with universities worldwide, including the RWTH Aachen University and the University of Cambridge.

        As a global Company with an international corporate culture, AIXTRON places great value on diversity and sees it also as a competitive advantage. The overall aim is to create a productive work environment, to prevent social discrimination of minorities, and to cultivate equal opportunities

        As part of its innovation management process, AIXTRON has an employee suggestion scheme to encourage all employees to submit their ideas to improve the Company, for instance with ideas to improve processes or products or to save cost, etc.

        Management and leadership quality of an organization also have great impact on the success of a company. AIXTRON promotes these qualities within a specific leadership program, coaching members of the management team in management and team building techniques. AIXTRON considers its labor relations to be satisfactory.

        In 2015, the total number of employees decreased by 5%, from 789 employees at the end of 2014 (2013: 776) to 748 at December 31, 2015. Manufacturing & Service as well as R&D positions still comprise the largest group of permanent employees. In 2014, the higher employee numbers were mainly attributable to the increase of 11% in Research and Development (regionally located in Europe) and increased project related tasks in the area of Organic Semiconductors. While Manufacturing and Service positions saw the biggest reduction, it still comprised the largest group of permanent employees.

	2015		2014		2013		2015-2014
Employees by Function	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Sales	62	8	65	8	66	8	(3)	(6)
Research and Development	257	34	292	37	264	34	(35)	(12)
Manufacturing and Service	324	44	323	41	338	44	1	n.m.
Administration	106	14	110	14	108	14	(4)	(3)

Total	748	100	789	100	776	100	(41)	(5)

        As of December 31, 2015, the majority of AIXTRON's worldwide permanent employees were based in Europe. In 2014, the majority of AIXTRON's worldwide permanent employees were based in Europe, the region that saw an increase in headcount in fiscal year 2014 due to the above mentioned headcount increase in R&D mainly in Europe.

	2015		2014		2013		2015-2014
Employees by Region	Dec 31.	%	Dec 31.	%	Dec 31.	%	abs.	%
Asia	138	18	154	20	168	22	(16)	(10)
Europe	475	64	521	66	491	63	(46)	(9)
USA	135	18	114	14	117	15	21	18

Total	748	100	789	100	776	100	(41)	(5)

Technology, Products and Services

        AIXTRON's product range includes customer specific systems capable of depositing material films on a diverse range of different substrate sizes and materials.

        The deposition technologies for opto and power electronics include MOCVD for the deposition of compound materials to produce for instance Light Emitting Diodes ("LEDs"), power electronics or other optoelectronic components.

        For thin film deposition technologies for organic electronics applications including OLEDs, AIXTRON offers Polymer Vapor Phase Deposition ("PVPD®") and Organic Vapor Phase Deposition (OVPD®). For thin film encapsulation, AIXTRON offers a Plasma Enhanced Chemical Vapor Phase Deposition ("PECVD") technology. PECVD is also being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

        For logic and memory applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter for the production of memory chips, by employing technologies such as: Chemical Vapor Deposition ("CVD") and Atomic Layer Deposition ("ALD"). Additionally, MOCVD technology is applied to deposit compound materials for the development of future logic devices.

        The following table summarizes the products and technologies AIXTRON offers to its customers for use in specific applications and devices:

Technologies	Technologies for opto & power electronics applications	Technologies for organic and carbon nano applications	Technologies for logic & memory applications
Deposition Technologies	MOCVD	OVPD®	CVD
		PVPD®	ALD
		OPTACAP™ PECVD	MOCVD
CVD/PECVD
Products	Planetary Reactor® AIX G5+C AIX G5 WW AIX 2800G4-TM	OVPD® R&D and Production Systems	Lynx-iXP CVD
	Close Coupled Showerhead® AIX R6 Epilab R&D (3x2, 6x2)	PRODOS PVPD® R&D and Production Systems	QXP-8300 ALD Metal QXP-8300 ALD Oxide
		OPTACAP™ R&D and Production Systems	CRIUS R MOCVD
Nano CVD Reactors BM Series
Potential Applications/Devices	LEDs	OLEDs for displays	CVD WSi Gate stacks for 2D and 3D NAND
	Optoelectronics (photo diodes, lasers, modulators for telecom/datacom)	OLEDs for solid state lighting	DRAM Gate and Capacitor Metal Nitride, DRAM Capacitor high k Dielectric
	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells	2D and 3D NAND High k IPD (Inter Poly Dielectric)
	High-Frequency devices (such as Hetero Bipolar Transistors and High Electron Mobility Transistors) for wireless datacom	Electronic semiconductor structures, e.g. for flexible displays	ReRAM and PCRAM Material and Electrode
	Silicon Carbide (SiC) based High Power Devices	Functional polymer layers	Logic and MIM High k Gate stack and Metal
	Gallium Nitride (GaN) based power devices	Dielectric or passivating polymer layers	III-V High Mobility Channel for Logic Devices
	Solar cells	Carbon Nanostructures for electronic, display & heat sink applications
Graphene structures for electronic applications

        AIXTRON also offers a comprehensive range of peripheral equipment and services. Additionally, the Company offers its customers training, consulting and support services.

        AIXTRON is constantly working on the improvement of existing technologies and products. In the course of the last three years, AIXTRON has introduced several new system generations and technologies, such as the CRIUS R MOCVD systems for logic & memory applications, the AIX R6 Close Coupled Showerhead® as well as the automated AIX G5+C for opto & power electronics applications. The OPTACAP™ line of systems was introduced for the encapsulation of organic materials.

Research and Development

        In addition to the state-of-the-art R&D center at its headquarters in Herzogenrath, AIXTRON also operates R&D laboratories in Aachen (Germany), in Cambridge (United Kingdom) and in Sunnyvale (United States). In Suzhou (China), AIXTRON operates an application laboratory. These in-house laboratories are equipped with AIXTRON systems and are used to research and develop new equipment, materials and processes for the production of semiconductor structures.

        The Company's R&D capability remains of important strategic significance, as it provides for a competitive, leading edge technology portfolio and supports the future business development. Therefore, AIXTRON is committed to investing specifically in research and development projects to not only further pursue the Company's leading technology position in MOCVD equipment for applications such as LEDs and for the production of wide band gap materials for Power Electronics or next generation logic & memory applications. AIXTRON also targets to penetrate growth areas in the field of Organic Semiconductors. Key aspects of the Company's R&D activities in fiscal year 2015 comprised the launch of an automated AIX G5+C allowing a cassette-to-cassette operation, the development and delivery of a MOCVD tool for the deposition of compound materials for logic structures (Three-Five-On-Silicon TFOS) as well as the installation and startup of the Gen8 demonstration tool for organic material. These expenditures are monitored very closely.

        The Company's R&D program in 2015 comprised a team of an average of 265 dedicated and highly skilled R&D employees (2014: 285; 2013: 297). 2015 R&D expenditures were down 17% to € 55.4 million (2014: € 66.7 million; 2013: € 57.2 million), reflecting AIXTRON's clearly focused R&D approach. In 2014, R&D expenditures were up 17% to € 66.7 million. This figure was influenced especially by pre-launch development costs related to the next generation of MOCVD tools and the progress made in the OLED area.

        For more information regarding R&D expenses from fiscal year 2013 through 2015, refer to Item 5.A "Operating Results—Development of Results—Operating Costs" in this report.

        The following provides specific examples of AIXTRON's R&D activities in 2015:

        In early 2015, the new OLED research project "FLEXOLIGHTING", which has been approved by the European Commission at the end of 2014 and was formally started. The aim of the program is to produce large area OLED devices with improved cost efficiency, high brightness, high uniformity and long lifetime, and thus bridging the gap between research prototypes and low cost mass production technologies. The three year project, headed by Brunel University, involves various suppliers with AIXTRON as production equipment supplier, with the ultimate goal of establishing unique technology know-how in Europe covering the whole supply chain.

        Additionally, AIXTRON was involved with a number of different publicly funded R&D projects, including the graphene-based research project "GRAPHICA" and the power electronic research project "ALMA", both funded by the European Commission and partially by the German government (GRAPHICA). The target of "GRAPHICA" is to develop a Silicon-technology compatible graphene synthesis method. The "ALMA" project plans to enable the development of heat management strategies and models for applications in power electronics. Moreover, AIXTRON is partner in a project of the Marie Skłodowska-Curie Initial Training Network "EXCILIGHT" in the course of the "Horizon 2020" program of the European Commission. The project aims to research new materials for easy-to-tailor, ultra-efficient OLED lighting.

Intellectual Property

        AIXTRON aims to secure its technology by patenting and protecting inventions, provided it is strategically expedient and possible for the Company to do so. As of December 31, 2015, the Company had

189 patent families available (December 31, 2014: 196 patent families), of which 97 were patent protected and patents were pending for the remaining 92. For 17 patent families, patent protection was applied for within fiscal year 2015. Patent protection for inventions is usually applied for in those sales markets relevant for AIXTRON, specifically in Europe, China, Japan, South Korea, Taiwan and the United States. Patents are maintained and renewed annually and will expire between 2016 and 2035. As of December 31, 2014, 196 patent families were in use, of which for 30 patents were applied for in the reporting period.

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

        All AIXTRON manufacturing facilities have an ISO 9001 certified process oriented management system. The certification was confirmed at AIXTRON SE in November 2015 following a successful certification audit without any deviation. In 2014, the energy management system of AIXTRON SE was certified according to DIN EN ISO 50001:2011. Also in 2014, the environmental management system on AIXTRON, Inc. was certified according to EN ISO 14001:2004.

        The Company complies with national and international standards and procedures for the equipment industry that are applicable to AIXTRON products.

        The "CE" marking confirms the conformity of AIXTRON products with the applicable European directives and standards. Moreover, relevant US American standards for admission of AIXTRON products to the US market and the recommended requirements of the SEMI organization are also complied with. When developing new AIXTRON products, among other things, the European Directive RoHS "Restriction of Hazardous Substances" is strictly adhered to. The certifications from independent institutions, such as "TÜV" and "ETL" also confirm compliance of AIXTRON's products with national and international requirements and specifications.

        AIXTRON commits itself and its suppliers to ethical and moral standards for the purchase and usage of conflict minerals (gold, tantalum, tin and tungsten). AIXTRON is continuously striving for transparency regarding the origin of these minerals to comply with the rules and regulations of the U.S. Dodd-Frank Act for Conflict Minerals (Section 1502). Therefore, a process has been established where due-diligence is carried out based on the OECD guidelines. The result of the vendor related due-diligence is filed annually with the Securities and Exchange Commission on AIXTRON's Form SD.

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

        AIXTRON's own Sales and Service Organization provides a full range of customer services, from the initial support of the customized development of an AIXTRON system, through to the final installation and the ongoing customer training as well as the operational support of its systems. For a breakdown of revenues by geographic markets, refer to "Item 5—Operating and Financial Review and Prospects—Operating Results—2013-2015—Development of Revenues" in this report.

Customers and Principal Markets

        Among other areas of activity, AIXTRON's semiconductor device customers are engaged in the manufacturing of LEDs, wireless devices, power electronics, other optoelectronic devices, as well as logic and memory chips. Some of these customers are vertically integrated device manufacturers who serve the entire value chain down to the end consumer. Others are independent component suppliers who deliver chips and components produced on AIXTRON equipment to the next link in the value chain, namely, the electronic device manufacturers. The Company's customers also include research centers and universities. Most of the world's leading electronic device manufacturers produce in Asia and consequently, the majority of AIXTRON sales continue to be delivered into this region.

        In 2015, one AIXTRON customer represented more than 10% of total revenues (18% of total revenues) (2014: Four AIXTRON customers with 12%, 11%, 10% and 10% respectively; 2013: One AIXTRON customer with 14%).

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Seasonality

        AIXTRON's business is currently not materially affected by seasonality.

Competitive Positioning

        AIXTRON's main competitor in MOCVD applications remains Veeco Instruments Inc. (USA) ("Veeco"). AIXTRON also competes with a number of Asian manufacturers including Taiyo Nippon Sanso (Japan). Additional companies continue to attempt to qualify their own MOCVD tools with customers. For example, Jusung Engineering Co. Ltd. (South Korea) or Nuflare Technology Inc. (Japan) are known to have been active in the development of in-house equipment solutions for the production of LEDs. Certain Chinese companies, such as Advanced Micro-Fabrication Equipment Inc. or Tang Optoelectronics Equipment (Shanghai) Corporation Limited are also working on the development and production of MOCVD equipment, supported by respective government initiatives.

        Based on the latest published market share research by Gartner Dataquest (Forecast: Semiconductor Manufacturing Equipment, Worldwide, April 2015), it was estimated that the share of the worldwide MOCVD equipment market (estimated 2014 total market value: USD 413 million) held by AIXTRON in 2014 was around 41%. Particularly due to lower LED related revenues, the market share is expected to decline in 2015. In the same report, the Company's strongest competitor in terms of sales, Veeco Instruments Inc., had an estimated market share of approximately 53%. Viewed in the mid- to long-term, AIXTRON continues to target retaining a market leading position in the global MOCVD market.

        For CVD-, MOCVD- and ALD-technologies for Silicon applications, AIXTRON competes with a variety of other equipment companies, including LAM Research, Inc. (USA), Applied Materials, Inc. (USA), Tokyo Electron Ltd. (Japan), ASM International N.V. (Netherlands), IPS Technology (South Korea), Jusung Engineering Co. Ltd. (South Korea), and Hitachi Kokusai Electric Co. Inc. (Japan). With the Company's currently available silicon semiconductor manufacturing technologies and thin film processes, AIXTRON is potentially well positioned to offer advanced films for 21nm node and below for Memory and Logic Integrated Circuits (ICs). AIXTRON technologies enable extremely high precision in depositing very thin material layers and facilitate the consistent coating of complex three-dimensional microelectronic device structures. Moreover, they offer new material deposition possibilities for next generation semiconductor devices, and, in AIXTRON's opinion, present high development potential for the future.

        However, as AIXTRON only addresses a specific niche, market share of the total Silicon Semiconductor market is not considered meaningful at this point in time.

        For emerging Organic Semiconductor applications, AIXTRON competes with established manufacturers such as Ulvac, Inc. (Japan), Tokki Corporation (Japan), SNU Precision (South Korea),

Sunic System (South Korea) and a number of other smaller companies. While these competitors use the vacuum thermal evaporation ("VTE") or polymer technologies to produce OLEDs, AIXTRON offers OLED manufacturers its own highly innovative OVPD® and PVPD® large area deposition technologies. In AIXTRON's opinion, due to a perceived superior process technology enabling a reduction of OLED manufacturing costs, these technologies have the potential to compete successfully with VTE and polymer technologies, especially in the field of large area displays. AIXTRON is positioning itself as an alternative deposition system supplier for next generation OLEDs and large area deposition applications such as displays, future lighting, solar cells, and other electronic OLED applications.

        On April 1, 2015, AIXTRON acquired California, USA based PlasmaSi, Inc. The acquired technology enables the encapsulation of organic thin-films by applying "PECVD", depositing ultra-thin, light weight and flexible barrier films. For thin film encapsulation applications, AIXTRON's PECVD technology competes with manufacturers such as Ulvac, Inc. (Japan), SNU Precision (South Korea), Applied Materials Inc. (USA) and a number of other smaller companies applying PECVD or ALD technology.

        As AIXTRON's organic material deposition and encapsulation technologies as well as most customer applications are still in the market entry phase, Organic Semiconductor market share information is considered not meaningful at this point in time.

        For more information regarding a breakdown of revenues by technology and region for each of the last three fiscal years, refer to Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Revenues" in this report.

Financial and other Performance Indicators

        The Executive Board has implemented dedicated control systems and procedures to manage, monitor, analyze, and document Company risks and opportunities, including a Key Performance Indicator system addressing relevant business areas, with a primary focus on the "Market", "Finance" and "Technology Development" control areas.

        In the "Market" control area, using third party reports and direct customer dialog, AIXTRON pursues a customer- and market-led product development strategy through the careful examination of market trends and customer requirements. The objective of this strategy is to ensure the timely market availability of new and appropriately competitive product generations in line with customer requirements.

        In the "Finance" control area, the Executive Board uses a range of internal and external financial and non-financial performance indicators with particular focus on: order intake, revenues, gross margins, EBITDA (Earnings before Interest, Tax, Depreciation and Amortization), operating result EBIT (Earnings before Interest and Tax) and free cash flow. The objective of these controls is to ensure that profitable revenue growth is matched with cost and asset efficiency to achieve sustainable value generation.

        In the "Technology Development" control area, the Executive Board again uses a range of performance indicators to evaluate the progress of key research and development projects. The Management regularly reviews compliance with project plans, pre-defined targets and quality gates, such as timelines, quality, cost and margin targets. Following the release of new products for example, the Management monitors closely the development of the respective revenues and related returns. The objective of this review process is to ensure that ongoing technological developments retain not only the necessary level of technological standards but also commercial competitiveness throughout the life of the product.

Government Regulation

        Due to the nature of AIXTRON's products, the shipment of some products to customers in certain countries requires the Company to obtain an export license from statutory authorities in Germany, the UK and the US, including, for example, the Bundesamt für Wirtschaft und Ausfuhrkontrolle ("BAFA") in Germany, the Department for Business, Innovation and Skills in the UK as well as the Department of State and the Department of Commerce in the US. Following external audits, it was confirmed by the relevant German authorities in 2015, that the management system AIXTRON uses for the control of import and export activities is effective to comply with applicable regulations.

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

        The Company is also subject to the rules and regulations promulgated by the SEC, including those defined under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act of 2010. In addition, AIXTRON is subject to other regulations, for example the provisions of the US Foreign Corrupt Practices Act and the UK Bribery Act relating to the maintenance of books and records and anti-bribery controls. AIXTRON has a specific anti-corruption guideline in place with which every AIXTRON employee must comply.

C.    Organizational Structure

        The table below shows a list of the AIXTRON subsidiaries as of December 31, 2015:

Name	Jurisdiction of Incorporation	Ownership Interest
AIXTRON Ltd.	England and Wales	100%
AIXTRON AB	Sweden	100%
AIXTRON China Ltd.	China	100%
AIXTRON Korea Co. Ltd.	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
AIXTRON, Inc.	USA	100%
Genus Trust*	USA	n.a.

*
The shares in the Genus Trust are attributed to AIXTRON as the beneficial owner, as control exists due to the trust relationship with AIXTRON SE

D.    Property, Plant and Equipment

        The Company has its registered office in Herzogenrath, Germany, and had a total of 12 facilities worldwide owned or rented as of December 31, 2015:

Facility location	Use	Approx. size	Lease expiry
		(m2)
Herzogenrath, Germany (owned)	Manufacturing	12,457	—
Herzogenrath, Germany (owned)	Headquarters, R&D, Manufacturing, Engineering	16,000	—
Aachen, Germany (leased)	R&D	200	28.02.2017
Cambridge, UK (leased)	Manufacturing, Engineering, R&D	2,180	13.09.2019
Cambridge, UK (leased)	Service, Engineering	696	27.06.2020
Sunnyvale, CA, USA (leased)	Manufacturing, Sales, Service, Engineering, R&D	9,338	31.10.2017
Hwasung, South Korea (leased)	Sales, Service	1,151	09.08.2020
Shanghai, China (leased)	Sales, Service	755	31.07.2016
Suzhou, China (leased)	Application Laboratory	537	31.12.2017
Hsinchu, Taiwan (leased)	Sales, Service	1,417	31.12.2017
Tainan, Taiwan (leased)	Service	203	27.05.2016
Tokyo, Japan (leased)	Sales, Service	364	30.09.2016

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

        The Company's engineers work diligently to continuously improve AIXTRON's systems, both in terms of resource conservation and environmental-friendly design and function. AIXTRON underlines its strategic commitment to a responsible management and control of the Company, oriented to long-term value creation, applying a certified energy management system (certification under international standard DIN EN ISO 50001:2011). All AIXTRON manufacturing facilities have an ISO 9001 certified process oriented management system. The certification was confirmed at AIXTRON SE in November 2015 following a successful certification audit without any deviation. In 2014, the environmental management system on AIXTRON, Inc. was certified according to EN ISO 14001:2004. AIXTRON thereby is contributing to the sustained support of the various national and international climate and environmental protection initiatives by its efficient use of energy and the careful use of resources. AIXTRON and its suppliers are committed to ethical and moral standards for the purchase and usage of conflict minerals (gold, tantalum, tin and tungsten). AIXTRON annually files the result of the vendor related due-diligence on its Form SD with the Securities and Exchange Commission. Moreover, AIXTRON provides targeted support to local social institutions.

Item 4A:    Unresolved Staff Comments

        None.

Item 5:    Operating and Financial Review and Prospects

Global Economy

        As a producer of capital goods the AIXTRON Group is affected by the global economic development as far as it has an effect on its own supply chain and cost of sales as well as on its customers' sales projections and therefore also on their investment behavior.

        Global economic development throughout the year 2015 was even worse than originally expected, especially in the emerging and developing countries, including China. The main reasons for the reduced growth dynamics in these countries were lower commodity prices, tighter financial conditions, structural bottlenecks and geopolitical factors. Additionally, markets in the Middle East have struggled due to decreasing oil prices throughout 2015 as well as increased uncertainty related to geopolitical tensions in the Middle East. On the other hand, the major growth drivers in the advanced economies, such as easy financial conditions, more neutral fiscal policy in the euro area, lower fuel prices, and improving confidence and labor market conditions, remained intact and led to stable growth in these countries. Therefore, as expected, the Fed has turned to a slightly tighter monetary policy with the first interest rate increase since 2006 taking place in December 2015. In total, the International Monetary Fund (the "IMF"), in the January 2016 update of its World Economic Outlook, saw global growth in 2015 slightly below the previous year's level at an estimated 3.1% (2014: 3.4%), with growth in the advanced economies for 2015 now being projected at 1.9% (2014: 1.8%) and in the emerging and developing countries at 4.0% (2014: 4.6%).

        However, this global economic environment had no specific effects on AIXTRON's business development in fiscal year 2015 as AIXTRON is more dependent on innovation-driven industry business cycles such as the progressing technology changes in semiconductor markets.

        With the positive economic development in the U.S. and the continued expansive monetary policy of the European Central Bank, the US dollar saw a further significant improvement in the first quarter of 2015 against the Euro, reaching a peak of approximately 1.05 USD/EUR in mid-March. In the second quarter, based on some weaker than expected economic data from the U.S., the exchange rate saw a rebound up to approximately 1.15 USD/EUR. In the second half of the year, the exchange rate moved sideways, mostly within a relatively small range. The prospect of the imminent reversal in interest rates became reality with the Fed's interest rate increase on December 16, 2015, strengthened the US dollar again. Thus, at the end of fiscal year 2015, the US dollar exchange rate improved by approximately 11% from USD/EUR 1.217 at the end of 2014 to 1.089 USD/EUR. The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in fiscal year 2015 was 1.11 USD/EUR (Q1/2015: 1.16 USD/EUR; Q2/2015: 1.10 USD/EUR; Q3/2015: 1.11 USD/EUR; Q4/2015: 1.09 USD/EUR) which was a significant improvement on the previous year (2014: 1.33 USD/EUR). This development had a respectively positive effect on AIXTRON's US dollar denominated revenue and earnings in fiscal year 2015. For more information on the Companies' exposure to exchange rate risk refer to Item 11—"Quantitative and Qualitative Disclosure about Market Risk—Foreign Currency Exchange Rate Risk".

        AIXTRON Management continues to monitor carefully the developments of the global economy and the financial markets, and regularly examines what can potentially be done to mitigate negative exogenous effects on AIXTRON's business.

The Semiconductor Equipment Market

        The total ALD market of which AIXTRON addresses only a specific niche with its system technologies, was estimated by Gartner Dataquest in its latest forecast of December 2015 (Forecast: Semiconductor Manufacturing Equipment, Worldwide, 4Q15 Update) to be valued at USD 901 million for 2015.

        In 2015, the electronics equipment industry in total declined by 4% (according to Gartner Dataquest, Forecast: Semiconductor Manufacturing Equipment, Worldwide, 4Q15 Update, December 2015) which was below the estimated 2015 global GDP growth of 3.1% (according to the IMF World Economic Outlook January 2016 update).

        In comparison, the subset, semiconductor capital spending is expected to have declined by 3.5% in 2015. A further subset, specific spending on Wafer Fab Equipment (WFE), which includes spending on deposition tools supplied by AIXTRON for the production of specialized applications such as gate stacks and capacitors, is expected to have remained flat year on year (according to Gartner Dataquest, Forecast: Semiconductor Manufacturing Equipment, Worldwide, 4Q15 Update, December 2015).

        Compared to 2014, AIXTRON's equipment revenues for memory and logic applications increased by 75% to € 29.3 million (2014: € 16.7 million) in fiscal year 2015.

The LED Market

        The market for Gallium nitride based, LED devices which can be produced with AIXTRON's compound semiconductor MOCVD equipment, was expected to have grown by 20% measured in units in 2015 according to a report from IHS (an independent semiconductor market research institute), published in December 2015. However, according to industry sources, LED prices have again dropped significantly throughout the year. Concurrently, the market for Gallium nitride based, high brightness LED devices was predicted to grow in 2016 by only 4% to USD 16.8 billion from USD 16.2 billion in 2015 (IHS).

        According to the market research institute IHS (December 2015), the market for LEDs for general lighting is expected to grow from 1.2 billion shipped units in 2015 to 3.4 billion shipped units in 2020. The penetration of LED-lamps relative to total lamps is expected to rise from 7% in 2015 to 25% in 2020, supported by the increasing availability of attractively priced, quality LED lighting products.

        In the more recent forecast "Semiconductor Manufacturing Equipment, Worldwide, 4Q14 Update" (December 2015) Gartner Dataquest anticipated that the total value of the 2015 MOCVD equipment market would increase to approximately USD 446 million which is at the high end of other analysts' expectations (USD 250 to 450 million). Veeco and AIXTRON are expected to remain the main players in this market.

        Mainly due to the missing contribution of shipments to San'an, AIXTRON's 2015 revenues of MOCVD manufacturing equipment for LEDs dropped from € 100.3 million in 2014 to € 39.7 million. However, AIXTRON's revenues for MOCVD equipment to manufacture other optoelectronic devices increased from € 14.5 million in 2014 to € 46.7 million in 2015.

The Wide Band Gap ("WBG") Gallium nitride and Silicon Carbide power semiconductor market

        According to the market research institute IHS (November 2014), the market for WBG Gallium nitride (GaN) and Silicon Carbide (SiC) based power management devices is expected to grow from 281 million shipped units in 2015 to 1.9 billion shipped units in 2020. Based on the opinion of both market research institutes IHS and Gartner, the penetration of WBG devices relative to total power device market is expected to rise from low single digit in 2015 to low double digit in 2020.

        The growing demand for more efficient power management and switching applications as well as governmental policy changes and efforts from the supply chain, have all contributed positively to increasing the momentum for wide band gap development activities across automotive, commercial, industrial and consumer segments.

        The revenues of AIXTRON's MOCVD equipment for the manufacturing of WBG Gallium nitride (GaN) and Silicon Carbide (SiC) based power management devices more than doubled to € 25.8 million in 2015 from € 10.2 million in 2014.

The OLED market

        The market for large OLED displays is the most imminent opportunity for AIXTRON's Organic Semiconductor deposition and encapsulation technologies. The TV market is predicted to increasingly adopt OLED displays within the next 2–3 years, at which point, it is expected that OLEDs will have the potential to penetrate the high end of the volume TV market. With its thin film encapsulation technology, AIXTRON additionally targets the market for flexible displays which offer the best solution for small and medium size displays used in mobile and wearable applications.

        According to the market research institute IHS (July 2015), the market for OLED TV is expected to grow from 510 thousand shipped units in 2015 to 6.9 million shipped units in 2019. The penetration of OLED TV relative to the total flat panel display TV market is expected to rise from 0.2% in 2015 to 2.6% in 2019. The market research institute DisplaySearch (September 2014) predicted that the flexible OLED Display market will grow from 0.2 million square meters in 2015 to 3 million square meters in 2020.

Management Assessment of Company Situation

        Throughout fiscal year 2015, AIXTRON executed its strategy to consistently invest into or further develop future business fields including deposition technologies for Power Electronics, OLED, Memory, Logic and Carbon Nanomaterials including Graphene. The Company has seen market interest and demand from customers in all of these fields supporting the Companies' diversification strategy.

        Demand for LED chips has grown less than anticipated by market research institutes, while the production capacity increased at the same time, resulting in comparatively low utilization rates of LED producers. Consequently, market demand for LED production equipment has gone down as well. The current overcapacity will have to be absorbed again before meaningful market driven demand for capacity might return—notwithstanding potential strategic capacity investments. For AIXTRON, lower high volume market demand in combination with a longer than expected and further ongoing qualification process for the new generation MOCVD showerhead tool AIX R6 at several customers led to low demand for LED production tools from AIXTRON. Consequently, revenues for LED-related MOCVD equipment decreased in the reporting period from € 100.3 million in 2014 to € 39.7 million in 2015.

        For MOCVD equipment to manufacture power management devices, revenues have more than doubled within the reporting period compared to 2014 from € 10.2 million in 2014 to € 25.8 million in 2015. Further future growth in this area is expected.

        Revenues for AIXTRON's logic and memory tools have increased by 75% to € 29.3 million in 2015 compared to € 16.7 million in 2014. The Company expects future growth potential in this area depending on the successful production qualification of the technology at various customers.

        Market entry is the focus in the area of OLED deposition and encapsulation technologies. The OLED R&D Cluster has demonstrated AIXTRON's deposition capabilities in this space. The Gen8 Demonstrator for large area deposition was installed and put into operation in preparation to run customer demonstrations in order to prove the scalability of the organic deposition technology on very large substrates. The successful market entry of this highly innovative technology against the incumbent technologies depends on customer commitments to adopt the OVPD large area technology for high volume manufacturing. The short term win of a customer contract is decisive for the further development of the OVPD technology.

        Following the acquisition of an OLED thin film encapsulation ("TFE") technology in April of 2015, AIXTRON is on track with the first R&D order received in Q3/2015 and ongoing active discussions with other display manufacturers.

        In parallel, AIXTRON is executing improvement projects addressing the further reduction of material costs as well as further improvements in Supply Chain, Service and Production processes. Management will continue to execute on its productivity programs in all areas of the Company to further optimize the cost structure whilst sustaining the targeted investments into the defined business fields.

        In light of changing market dynamics including customers' time-to-market and specification requirements, Management continuously reviews the performance and prospects of the Companies' product portfolio.

        The business development in all areas except for LED volume manufacturing was in line with Management's expectations. However, the Company's Management continues to consider this development as not satisfactory. Further improvements will depend on the continuous execution of the operating programs and the market entry of new technologies such as OVPD.

        The Company has a strong balance sheet and a strong liquidity without any bank borrowings.

A.    Operating Results: 2013-2015

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

Development of Revenues

        In fiscal year 2015, AIXTRON recorded total revenues of € 197.8 million, an increase of € 4.0 million, or 2%, compared to € 193.8 million in 2014 (2013: € 182.9 million). Though the underlying demand volume has declined, a better price mix and positive currency effects have more than offset this effect. The 2015 equipment revenues increased to € 151.0 million (2014: € 148.5 million; 2013: € 138.0 million), with demand for MOCVD Equipment for LED manufacturing remaining the largest contributor to AIXTRON's equipment revenues, representing 26%.

        Total equipment sales generated 76% of total revenues in 2015 (2014: 77%; 2013: 75%).

        Total MOCVD related revenues decreased by 10% from € 127.8 million in 2014 to € 114.5 million in 2015 (2013: € 94 million). In 2015, the volume particularly reflecting lower MOCVD related market demand decreased by 37% and was partially offset by positive effects from changes in realized average selling price, product mix and exchange rate differences. In 2014, 22% of the increase was related to volume reflecting higher market demand. The remaining 14% was caused by changes in realized average selling price, product mix and exchange rate differences.

        Total memory market related revenues in fiscal year 2015 amounted to € 26.4 million (2014: € 16.5 million; 2013: € 30.4 million). The 2015 and 2014 changes are entirely volume related.

        24% of total revenues in 2015 were generated by sales of spare parts and service, which is virtually stable compared to the same figure in 2014 (2014: 23%; 2013: 25%). In absolute terms, sales of spare parts and service were at € 46.8 million, also largely stable in 2015 compared to 2014 (2014: € 45.3 million; 2013: € 44.8 million).

        The described pattern is typically a result of prior years' equipment sales as spare part revenues usually lag behind the revenue development from equipment, since services and spare part packages are typically included or covered by warranty provided to customers in the after sales period.

	2015		2014		2013		2015-2014
Revenues by Equipment, Spares & Service	million EUR	%	million EUR	%	million EUR	%	million EUR	%
Equipment revenues	151.0	76	148.5	77	138.0	75	2.5	2
Other revenues (service, spare parts, etc.)	46.8	24	45.3	23	44.8	25	1.5	3

Total	197.8	100	193.8	100	182.9	100	4.0	2

        In 2015, the major part of total revenues, 60%, continued to be generated by sales to customers in Asia, which was 23 percentage points lower than in the previous year (2014: 83%; 2013: 78%). 22% of total revenues in 2015 were generated in the Americas (2014: 4%; 2013: 9%) and the remaining 18% in Europe

(2014: 13%; 2013: 13%), reflecting an increased demand of AIXTRON equipment for various applications from non-Asian customers.

	2015		2014		2013		2015-2014
Revenues by Region	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)	(million EUR)	(%)
Asia	118.4	60	160.2	83	141.8	78	(41.8)	(26)
Europe	35.8	18	25.2	13	24.2	13	10.6	42
Americas	43.6	22	8.4	4	16.9	9	35.2	419
Total	197.8	100	193.8	100	182.9	100	4.0	2

Development of Results

	2015		2014		2013		2015-2014
Cost Structure	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(% Revenues)	(million EUR)	(%)
Cost of Sales	147.9	75	154.1	80	204.7	112	(6.2)	(4)
Gross profit	49.8	25	39.7	21	(21.8)	(12)	10.1	25
Operating Costs	76.5	39	98.0	51	73.9	40	(21.5)	(22)
Selling expenses	11.5	6	14.1	7	14.5	8	(2.6)	(18)
General and administration expenses	16.3	8	19.3	10	18.2	10	(3.0)	(16)
Research and development costs	55.4	28	66.7	34	57.2	31	(11.3)	(17)
Net other operating (income) and expenses	(6.7)	3	(2.2)	1	(16.0)	9	4.5	205

Cost of Sales

        In 2015, the Company has reclassified warranty expenses from Selling Expenses to Cost of Sales. This classification is the usual practice in the semiconductor equipment industry. The previous years' figures have been adjusted to reflect the reclassification. 2014 Selling Expenses have been reduced by € 1,836k (2013: € 14,457k) and Cost of Sales increased by the same amounts.

        In 2015, cost of sales decreased year on year by 4% or € 6.2 million from € 154.1 million to € 147.9 million (2013: € 204.7 million). This was mainly due to lower material cost and higher efficiencies in logistics and service. Consequently, 2015 cost of sales relative to revenues decreased to 75% (2014: 80%; 2013: 112%).

        In 2014, cost of sales decreased year on year by 25% or € 50.6 million from € 204.7 million to € 154.1 million. The decrease was particularly attributable to unusual items recorded in 2014 (inventory write-downs and ramp-up costs for new products) being significantly lower than those recorded in 2013 (mainly inventory write-downs).

Gross Profit, Gross Margin

        Against this background and due to a better product and price mix as well as currency, the Company's gross profit in 2015 increased year-on-year to € 49.8 million (2014: € 39.7 million; 2013: € –21.8 million), resulting in an improved gross margin of 25% after 21% in 2014 (2013: –12%). In 2014, the Company's gross profit increased to € 39.7 million, resulting in a 21% gross margin after –12% in 2013, mainly due to the above-mentioned development in cost of sales.

Operating Costs

        With € 76.5 million, total operating costs in 2015 were in line with the targeted annual cost level of approximately € 80 million.

        This development was influenced by the following factors:

        Due to lower depreciation costs, selling expenses in 2015 decreased in absolute terms from € 14.1 million to € 11.5 million (2013: € 14.5 million). Selling expenses relative to revenues were stable at 6% (2014: 7%; 2013: 8%). Selling expenses in 2014 were virtually stable in absolute terms at € 14.5 million compared to € 14.1 million in 2013. 2014 selling expenses relative to revenues were stable down from 8% in 2013 to 7%.

        Mainly due to a lower headcount and less use of external services, general and administration expenses in fiscal year 2015 decreased by 16% in absolute terms and improved by 2 percentage points in relative terms to € 16.3 million or 8% of revenues (2014: € 19.3 million or 10% of revenues; 2013: € 18.2 million or 10% of revenues). In 2014, general and administration expenses in absolute terms increased by 6% to € 19.3 million (2013: € 18.2 million) which was mainly project-driven. General and administration expenses relative to revenues were stable at 10% in 2014 (2013: 10%).

Key R&D Information	2015	2014	2013	2015-2014
				%
R&D expenses (in million EUR)	55.4	66.7	57.2	(17)
R&D expenses, % of sales	28	34	31
R&D employees (period average)	265	285	297	(7)
R&D employees, % of total headcount (period average)	35	36	35

        Research and development costs decreased by 17% year-on-year from € 66.7 million in 2014 (2013: € 57.2 million) to € 55.4 million in 2015, which was mainly due to reductions as a result of the previously initiated restructuring program. The future-oriented OLED and the silicon industry related R&D activities increased at the same time. In 2014, research and development expenditures were up 17% from € 57.2 million in 2013 to € 66.7 million, reflecting the Company's commitment to innovation as well as pre-launch development costs related to the AIX R6 new generation MOCVD tool and progress made in the OLED area.

	2015	2014	2013	2015-2014
Personnel Costs	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Cost of Sales	23.8	22.3	25.7	1.5	7
Selling, General and Administrative expenses	15.6	16.1	17.8	(0.5)	(3)
Research and Development costs	23.6	28.1	24.0	(4.5)	(16)

Total	63.0	66.5	67.5	(3.5)	(5)

        In the course of the progressing restructuring program, the average number of Group employees in 2015 declined from 785 in 2014 to 757 (2013: 847), resulting in 5% lower personnel costs of € 63.0 million compared to € 66.5 million in 2014 (2013: € 67.5 million). In 2015, personnel costs included no restructuring charges (2014: € 5.8 million; 2013: € 5.2 million) with local currency effects partially offsetting the reduction of personnel costs. Based on the relatively stable revenue base, personnel expenses relative to revenues were down by 2 percentage points from 34% in 2014 to 32% in 2015 (2013: 37%). As of December 31, 2015, the number of employees, decreased from 789 as of December 31, 2014 to 748 (December 31, 2013: 776).

        Net other operating income and expenses for fiscal year 2015 resulted in an income of € 6.7 million (2014: € 2.2 million income; 2013: € 16.0 million income including insurance proceeds), mainly due to positive currency effects, higher R&D grants and a contractual compensation payment received in Q3/15. In 2014, net other operating income and expenses gave an operating income of € 2.2 million (2013: € 16.0 million income including insurance proceeds).

        In 2015, the Company recorded a net currency income of € 2.7 million (2014: € –0.3 net expense; 2013: € 0.5 million net income) resulting from currency transaction and translation differences of balance sheet positions. The 2014 net currency expense also resulted from currency and translation differences. The € 3.0 million of R&D grants received in 2015 (2014: € 1.8 million; 2013: € 2.5 million), were recorded as "other operating income".

        Total operating costs in 2015 came in at € 76.5 million and were significantly below the prior year's figure of € 98.0 million (2013: € 73.9 million), mainly due to better cost control as well as higher other operating income, stemming from positive currency related effects and higher R&D funding. Operating costs relative to revenues were 39% in 2015, 12 percentage points lower than the 51% in 2014 (2013: 40%).

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization)

        At € –16.4 million, EBITDA in the fiscal year 2015 improved significantly against the previous year by 60% or € 24.9 million (2014: € –41.3 million; 2013: € –67.9 million), mainly due to the above-mentioned effects. In the second half of the year, AIXTRON reached the targeted EBITDA break-even with H2/2015 EBITDA equaling € 5.4 million (H2/2014: € –27.9 million).

        EBITDA is defined as operating result plus depreciation, amortization and impairment of assets. The Company considers EBITDA to be a key performance indicator as it is commonly used by analysts, investors and peers in the semiconductor industry. It is provided here to permit a more complete analysis of the Company's operating performance. EBITDA, as calculated herein, may not be comparable to similarly titled measures reported by other companies and may not be indicative of AIXTRON's historical results of operations, nor are they meant to be predictive of future results.

        The following table presents a reconciliation of operating result, the most directly comparable IFRS measure, to EBITDA, for the periods indicated:

	Year ended December 31,
In m EUR	2015	2014	2013
EBITDA	–16.4	–41.3	–67.9
Depreciation, amortization and impairment expense	–10.3	–17.0	–27.8

Operating Result	–26.7	–58.3	–95.7

Operating Result (EBIT (Earnings before Interest and Tax))

        The absolute operating result (EBIT) improved in a year-on-year comparison by € 31.6 million and came in at € –26.7 million in 2015 (2014: € –58.3 million; 2013: € –95.7 million) resulting in an EBIT margin of –14% (2014: –30%; 2013: –52%). This is attributable chiefly to the afore-mentioned cost effects. The 2014 improvement, despite higher R&D expenses, was attributable to the higher unusual items included in the 2013 figures.

Result Before Taxes

        Result before taxes improved year-on-year by € 31.1 million from € –57.1 million in 2014 (2013: € –95.2 million) to € –26.0 million in 2015, with a net finance income of €0.8 million (2014: € 1.2 million; 2013: € 0.5 million income).

	2015	2014	2013	2015-2014
Interest & Taxes	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Net Finance Income/Expense	0.8	1.2	0.5	(0.4)	(33)
Finance Income from financial assets	0.8	1.2	0.8	(0.4)	(33)
Finance Expenses from financial liabilities	0.0	0.0	(0.3)	(0.0)	0
Taxes on Income	(3.2)	(5.4)	(5.8)	(2.2)	(41)

        In 2015, AIXTRON recorded a country specific tax expense of € 3.2 million (2014: tax expense of € 5.4 million; 2013: tax expense of € 5.8 million). The 2014 tax expense also resulted from country specific taxes. Unrecognized deferred tax assets related to tax losses at December 31, 2015 totaled € 161.1 million (2014: € 129.5 million; 2013: € 88.7 million).

Profit/Loss Attributable to the Equity holders of AIXTRON SE (after taxes)

        The 2015 after-tax result attributable to the equity holders of AIXTRON SE was € –29.2 million or –15% of revenues, and € –62.5 million (–32% of revenues) in 2014 (2013: € –101.0 million or –55% of revenues).

Net Income AIXTRON SE—Use of Results

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated loss in accordance with German generally accepted accounting principles, (German GAAP) based on the German Commercial Code, HGB, of € –87.3 million for 2015 (2014: loss of € –53.6 million; 2013: loss of € –1.1 million).

        The 2015 loss will be carried forward and consequently no dividend payment will be made for 2015 (2014: no dividend; 2013: no dividend).

Development of Orders

	2015	2014	2013	2015-2014
Orders	(million EUR)	(million EUR)	(million EUR)	(million EUR)	(%)
Total order intake incl. spares & service	167.1	198.7	178.0	(31.6)	(16)

Equipment order backlog (end of period)	42.9	65.2	59.6	(22.3)	(34)

        As a matter of internal policy, the 2015 US dollar based order intake and backlog were recorded at the 2015 budget exchange rate of 1.25 USD/EUR (2014: 1.35 USD/EUR; 2013: 1.30 USD/EUR). In order to better reflect industry practice, Management has decided to report total order intake including spares & service from 2015 rather than continuing to report equipment order intake only. For comparison reasons, previous years' figures have been changed to reflect this policy. Due to the generally quick turnaround of spares & service into revenues, the equipment order backlog figures will remain unchanged and continue to include equipment orders only.

Order Intake

        In 2015, total order intake including spares & service was 16% lower year-on-year at € 167.1 million (2014: € 198.7 million; 2013: € 178.0 million). This was due to lower overall market demand as well as the effect from the longer than expected qualification process of the AIX R6. The 2014 increase in order intake was mainly driven by higher demand from LED chipmakers.

Equipment Order Backlog

        The total equipment order backlog of € 42.9 million at December 31, 2015 was 34% lower than the € 65.2 million at the same point in time in 2014 (December 31, 2013: € 59.6 million) and 38% lower than the 2015 opening backlog of € 69.0 million, revalued as of January 1, 2015, at the US-Dollar exchange rate of 1.25 USD/EUR valid at that time. The total equipment order backlog of € 65.2 million at December 31, 2014 was 9% higher than the € 59.6 million at the same point in time in 2013.

        The 2015 year-end order backlog was revalued at the 2016 budget rate of 1.10 USD/EUR as per January 1, 2016, leading to an opening equipment order backlog of € 46.7 million for 2016.

        In December 2015, AIXTRON SE and San'an Optoelectronics agreed on a substantial reduction in the order volume for AIX R6 MOCVD systems ordered in September 2014 by 47 tools from 50 down to three which have already been delivered. Following the Company's internal recognition policy, these 47 tools were not recorded in order intake and order backlog, so that number of orders recorded in 2015 was not affected by the reduction of order volume.

        As a matter of internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise of all of the following minimum criteria:

  1.
  the receipt of a firm written purchase order,

  2.
  the receipt of the agreed deposit,

  3.
  accessibility to the required shipping documentation,

  4.
  a customer confirmed agreement on a system specific delivery date.

        In addition and reflecting current market conditions, the Company's Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management's opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above. The backlog is being regularly assessed and adjusted to reflect potential execution risks if necessary.

Currency Fluctuation

        Fluctuations between the value of the Euro and other major currencies, in particular the US-Dollar and the Pound Sterling can affect the Company's operating results. The Company generally monitors if and to what extent currency hedging instruments shall be used to manage its exposure to foreign currency risk. See "Item 11—Quantitative and Qualitative Disclosure about Market Risk" for further details. Please also see "Item 3D—Risk Factors—Company-Related Risk—Exchange rate fluctuations, in particular between the Euro, the US-Dollar and the Pound Sterling, could adversely affect AIXTRON's ability to price its products competitively and its operating results" for further details.

B.    Liquidity and Capital Resources

Corporate Financial Management

        AIXTRON has a central financial management system to control its global liquidity, interest and currency management.

        Due to the volatile nature of the semiconductor business, a sufficient level of cash is essential to expeditiously finance potential business needs. The Company's need for cash is targeted to be generally provided for through operating cash flows. In order to secure future financing and support the indispensable R&D activities, the Company has access to a strong equity capital base. Furthermore, approved by the Annual General Meeting, and subject to Supervisory Board approval, the Company has the authority to issue equity instruments to be able to raise additional liquidity on the capital market if required. However, the availability of equity based funding might be negatively influenced by the currently low share price. A further share price decline may also result in the necessity of an impairment of assets. Refer to Item 18 "Financial Statements—Note 12. Intangible assets" for more information.

        AIXTRON conducts a large part of its business in foreign currencies, i.e. in currencies other than the Euro. The most prevalent foreign currency relevant to AIXTRON is the US Dollar. Unfavorable exchange rate movements, especially the US Dollar/Euro exchange rate, will adversely affect the Company's results of operation. In order to manage foreign exchange risks, the Company routinely monitors if and to what extent currency hedging instruments should be used. In 2015, no currency hedging instruments were used.

Funding

        AIXTRON SE's stated share capital as of December 31, 2015 amounted to € 112,720,355 (December 31, 2014: € 112,694,555 December 31, 2013: € 112,613,445) divided into 112,720,355 registered shares with a proportional interest in the share capital of € 1.00 per no-par value registered share. All registered shares are fully paid in. AIXTRON has an ADS program. The Company's ADSs each represent one ordinary share and are traded on the NASDAQ Global Select Market.

        Until May 13, 2019, the Executive Board shall be authorized, with the approval of the Supervisory Board, to increase the share capital on one occasion or in partial amounts on several occasions by up to a total of € 45,883,905.00 against cash and/or non-cash contributions by issuing new registered no-par value shares corresponding to approximately 40% of the Company's share capital.

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or ADS under certain conditions. In fiscal year 2015, 25,800 stock options (2014: 81,100; 2013: 415,289) were exercised, resulting in delivery of in total 25,800 ordinary shares. In fiscal year 2015, no new stock options were granted (2014: 1,150,400 new stock options were granted under the 2014 tranches of the 2012 stock option plan; 2013: no new stock options were granted). For a more detailed description of the different stock option plans and a summary of all the stock option transactions, refer to Item 18 "Financial Statements—Note 23. Share-based payment".

        The Company recorded no bank borrowings as of December 31, 2015, 2014 and 2013.

        Where necessary, AIXTRON SE provides loans and financial security facilities to its subsidiaries to enable the business to continue to operate efficiently. The Company has granted no security interests in its own land and buildings.

        The equity ratio was 82% as of December 31, 2015, compared to 78% as of December 31, 2014 (December 31, 2013: 83%). This development was principally attributable to the structural effect of lower advanced payments from customers. In 2014, the equity ratio was down to 78% from 83% in the preceding year, mainly due to the period's net loss.

        In 2015, the return on equity (ROE) based on the negative 2015 Group's net result in proportion to the average total shareholders' equity at the start and end of the year was –7% (2014: –15%; 2013: –22%).

        In order to finance future developments, the Company regularly explores and assesses on an ongoing basis, potential funding opportunities available in the market. Additional funding needs could also be covered by the additional capital as authorized by the Annual General Meeting and laid out in the following table:

Funding Sources (EUR or number of shares)	2015 31-Dec	Approved since	Expiry Date	2014 31-Dec	2013 31-Dec	2015-2014
Issued shares	112,720,355	—	—	112,694,555	112,613,445	25,800

Authorized Capital 2014
—Capital increase for cash or contribution in kind with or without existing shareholders' preemptive rights	45,883,905	14.05.2014	13.05.2019	45,883,905	0	0
Authorized Capital 2012
—Capital increase for cash with existing shareholders' preemptive rights	10,422,817	16.05.2012	15.05.2017	10,422,817	10,422,817	0
Authorized Capital 2011
—Capital increase for cash or contribution in kind with or without existing shareholders' preemptive rights	cancelled	—	—	cancelled	30,248,813	—

Conditional Capital I 2012
—Authorization to potentially issue bonds with warrants and/or convertible bonds in future	40,715,810	16.05.2012	15.05.2017	40,715,810	40,715,810	0

Conditional Capital II 2012
—Stock Options Program 2012	4,208,726	16.05.2012	15.05.2017	4,208,726	4,208,726	0
Conditional Capital II 2007
—Stock Options Program 2007	2,872,638	22.05.2007	31.12.2018	2,890,613	2,927,226	(17,975)
Conditional Capital 4
—Stock Options Program 2002	463,888	22.05.2002	31.12.2016	471,713	516,210	(7,825)
Conditional Capital 2
—Stock Options Program 1999	1,926,005	26.05.1999	31.12.2017	1,926,005	1,926,005	0

        In accordance with section 71 (1) no. 8 German Corporations Act, AktG, the Company is authorized until May 13, 2019, with the approval of the Supervisory Board, to purchase its own shares representing an amount of up to € 11,262,429 of the share capital. This authorization may not be used by the Company for the purpose of trading its own shares. The authorization may be exercised in full, or in part, once, or on several occasions by the Company. The shares may be purchased (1) on the stock market or (2) by way of a public offer to all shareholders made by the Company or (3) by way of a public invitation to submit offers for sale.

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

Investments

        The AIXTRON Group's total capital expenditures in fiscal year 2015 amounted to € 13.3 million (2014: € 13.4 million; 2013: € 10.1 million). In 2015, € 12.5 million (2014: € 12.6 million; 2013: € 9.6 million) were related to property, plant and equipment ((including testing and laboratory equipment). The remaining € 0.7 million in 2015 (2014: € 0.8 million; 2013: € 0.5 million) were related to intangible assets including software licenses. In 2014, € 12.6 million of the total of € 13.4 million were related to investments in property, plant and equipment. The remaining € 0.8 million in 2014 were related to intangible assets including software licenses.

        The majority of capital expenditures (45%) for the year 2015 (2014: 87% in Germany; 2013: 82% in Germany) were invested in the U.S. Such expenditures for 2016 are generally expected to be invested again primarily in Germany.

        In 2016, investments will again be made mainly for laboratory and test equipment. 2016 capital expenditures amounting to € 12.1 million are currently planned to be made in Germany and paid in cash.

        The decrease of € 60.5 million in bank deposits with a maturity of at least three months in 2015 was recorded as cash inflow from investing activities. In 2014 bank deposits with a maturity of at least three months increased by € 9.9 million which was recorded as cash outflow from investing activities (2013: increase of 30.4 million was recorded as cash outflow from investing activities).

        All 2015, 2014 and 2013 expenditures were funded out of operating cash flow and available cash resources.

        Capital commitments are disclosed in Item 18 "Financial Statements—Note 28. Capital commitments" and are expected to be funded out of available cash resources.

Cash Flow

        In fiscal year 2015, a cash outflow from operating activities of € 45.7 million (2014: cash outflow of € 33.8 million; 2013: cash inflow of € 8.2 million) was recorded. The decrease in operating cash flow in 2015 was mainly caused by the net loss incurred for the full fiscal year and the reduction of advance payments from customers (2015: net loss of € –29.2 million; 2014: net loss of € –62.5 million; 2013: net loss of € –101.0 million). In 2014, the decrease in operating cash flow was mainly caused by the net loss incurred for the full fiscal year and the scheduled increase of inventories for the MOCVD tools only partially being offset by received advance payments from customers.

        A cash inflow from investment activities of € 41.2 million was recorded in 2015 (2014: cash outflow of € 23.2 million; 2013: cash outflow of € 39.7 million). Factors which mainly influenced this were the liquidation of money market deposits in the amount of € 60.5 million (2014: € 9.9 million added; 2013: € 30.4 million added), which were previously classified as "other financial assets". This effect was only partially offset by the previously mentioned capital expenditures (2015: € 13.3 million; 2014: € 13.4 million; 2013: € 10.1 million) and cost related to the acquisition of PlasmaSi, Inc. in Q2/2015. In 2014, a cash outflow of € 23.2 million was recorded from investment activities, mainly due to previously mentioned capital expenditures and money market deposits that were added in the amount of € 9.9 million.

        In 2015, the cash outflow from financing activities of € 145 thousand (2014: cash inflow of € 193 thousand, 2013: cash inflow of € 101.6 million) was recorded from the acquisition of own shares being partially offset by proceeds from the issue of new shares. In 2015, no dividends were paid to AIXTRON shareholders (2014: 0; 2013: 0). The 2014 cash inflow of € 193 thousand was attributable to proceeds from the issue of new shares.

        Cash and cash equivalents including cash deposits with a maturity of at least three months, most of which is held in Euros (also see "Investments"), decreased by 22% or € 58.7 million to € 209.4 million (€ 93.1 million + € 116.3 million financial assets) as of December 31, 2015 (December 31, 2014: € 268.1 million, equaling € 116.6 million + € 151.5 million; December 31, 2013: € 306.3 million, equaling € 167.5 million + € 138.9 million). Specific items that lowered the 2015 year-end liquidity compared to 2014 came predominantly from the acquisition of PlasmaSi and the partial return of the previously received advance payment to San'an following an agreed reduction of order volume from this customer. The second half of the return payment was made in Q1/2016 and was recorded in other liabilities as of December 31, 2015. In 2014, Cash and cash equivalents including cash deposits with a maturity of at least three months, most of which were held in Euros, decreased by 12% or € 38.2 million to € 268.1 million. Specific items that lowered the 2014 year-end liquidity came predominantly from the 2014 net loss

(€ –62.5 million), the capital expenditures and the inventory build-up. These cash outflows were only partially offset by increased received advance payments from customers.

        There are currently no restrictions on the Company's use of cash resources.

Assessment of Liquidity and Capital Resources

        The Company's liquidity is affected by many factors, some of which are related to its ongoing operations and others which are related to the nature of the semiconductor equipment industry and to the economics of the countries in which the Company operates. Although the cash requirements fluctuate based on the timing and extent of these factors, the Company believes that the liquidity provided by operating cash flows, existing cash resources and financing arrangements, is sufficient to fund working capital, capital expenditures and other ongoing business requirements. In the market and economic environment currently experienced by AIXTRON characterized by persisting subdued customer demand for the Company's products and services, cash generated by operations could be lower than forecasted and not be sufficient. Additionally, the price for AIXTRON's ADSs declined by 61% year-on-year (December 31, 2015: USD 4.63; December 31, 2014: USD 11.21). In such a situation, the Company might need to pursue obtaining short-term credit facilities or additional equity financing offerings. There can be no assurance that any such supplemental funding, if sought, could be obtained, or if obtained, would be adequate or on terms acceptable to AIXTRON. However, AIXTRON believes that its balance sheet at December 31, 2015 should provide additional sources of liquidity if required.

        As of December 31, 2015, € 93.1 million (2014: € 151.5 million; 2013: € 138.9 million) of the Company's cash resources were held, mostly in Euros, in bank deposits with a maturity of at least three months at inception.

C.    Research and Development, Patents and Licenses, etc.

        For information regarding research and development, patents and licenses, refer to Item 4.B. "Information on the Company—Business Overview—Research and Development", "—Intellectual Property" and Item 5.A. "Operating and Financial Review and Prospects—Operating Results—Development of Results—Operating Costs" in this report.

D.    Trend Information

        The development of leading edge complex material deposition technology remains AIXTRON's core competency. It is an area where the Company has developed global leadership positions. AIXTRON Management intends to keep this focus and positioning while at the same time expanding this core know-how into both existing and emerging markets.

        AIXTRON remains committed to investing in R&D to maintain and expand the Company's leading technology position in MOCVD equipment for applications such as LEDs, power electronics or next generation logic applications. The Company also targets greater penetration into markets for memory and organic semiconductor devices.

        Important fields for AIXTRON are power management devices based on wide band gap materials such as Gallium Nitride (GaN) and Silicon Carbide (SiC). These devices are extremely energy efficient. Such device applications can be found in electric vehicles, transformers, converters, feed-in of renewable energy into the grid and they will be considered for power management on high performance logic chips. AIXTRON expects further growth of equipment demand as the penetration of above mentioned devices gain momentum.

        AIXTRON continues to pursue the market entry into the large area organic semiconductor application markets with the Company's deposition technology for organic materials, OVPD® and PVPD®. The exclusively licensed OVPD® technology allows a highly efficient deposition of organic material, especially on large area substrates, and offers a number of advantages over the incumbent technologies especially in terms of material consumption. Demonstration and qualification efforts are closely linked to the expansion plans of potential customers in this field. AIXTRON will continue to position its newly acquired PECVD technology for thin film encapsulation with manufacturers of flexible and rigid OLED displays as well as other OLED applications, expecting to secure additional orders in this field.

        The Company also aims to make further inroads into the research and development community with its PECVD technology to manufacture advanced carbon nanostructures including carbon nanotubes,

carbon nanowires and graphene. The potential applications for these materials include, among other things, display technologies, semiconductor technologies and composite materials. The installed base of AIXTRON R&D tools and the close collaboration with customers allow the Company to align its roadmaps with the market requirements of this emerging technology. Building on a leading position captured over several years, AIXTRON expects the market opportunity for equipment to expand.

        AIXTRON's QXP-8300 ALD mini-batch deposition tool aimed specifically at providing efficient and innovative solutions for memory and logic applications. AIXTRON's QXP tool is production qualified at a major Korean memory chip manufacturer and is in the process of production qualification at other memory and logic chip manufacturers. AIXTRON's CVD tool Lynx-iXP is in full production providing critical solution to major 3-D NAND memory customer. AIXTRON therefore sees growth potential with this technology. In addition, based on R&D projects and customer feedback, AIXTRON sees tangible opportunities to further support the miniaturization of logic device structures with the use of compound semiconductor materials produced on AIXTRON's MOCVD tool technology. This outlook may vary, positively or negatively from our expectations due to the risks and opportunities described elsewhere in the Report. See "Item 3: Key Information—Risk Factors" and "Forward Looking Statements" at the beginning of the Report.

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

        The following table summarizes contractual obligations for future cash outflows as of December 31, 2015:

(million EUR)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	6.84	3.92	2.40	0.48	0.04
Purchase commitments	19.10	19.10

Total contractual obligations	25.94	23.02	2.40	0.48	0.04

        Commitments for capital expenditures were € 1.0 million as of December 31, 2015 (December 31, 2014: € 2.0 million; December 31, 2013: € 831 thousand).

        No obligations for funding of pension plans existed as of December 31, 2015, December 31, 2014 and December 31, 2013.

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

        As disclosed in Item 18 "Financial Statements—Note 3. Segment Reporting" and Item 18 "Financial Statements—Note 16. Inventories", during the years 2015, 2014 and 2013 the Company incurred expenses of € 4,141 thousand, € 3,016 thousand and € 17,885 thousand respectively arising mainly from changes to past assumptions concerning net realizable value of inventories and excess and obsolete inventories.

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

Provisions

        Provisions are liabilities of uncertain timing or amount. At each balance sheet date, the Company assesses the valuation of the liabilities which have been recorded as provisions and adjusts them if necessary. Because of the uncertain nature of the timing or amounts of provisions, judgement has to be exercised by the Company with respect to their valuation. Actual liabilities may differ from the estimated amounts. Details of provisions are shown in Item 18 "Financial Statements—Note 24. Provisions".

Recently Issued Accounting Standards

        In the current year, the following new and revised standards have been adopted. Their adoption has not had any significant impact on the amounts reported in these financial statements.

        Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

        The Group has no defined benefit plans.

        Annual Improvements to IFRSs 2010 - 2012 Cycle and 2011 - 2013 Cycle

        The majority of the amendments are clarifications rather than substantive changes to existing requirements. The amendments to IFRS 8 Operating Segments—Aggregation of operating segments and IAS 24 Related Party Disclosures—Key management personnel represent changes to existing requirements. Neither of these changes has had an effect on the reported results because the company does not aggregate operating segments and does not use management entities to provide key management services.

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

        IFRS 15

        Revenue from Contracts with Customers

        IFRS 11 (amendments)

        Accounting for Interests in Joint Operations

        IAS 16 and IAS 41 (amendments)

        Agriculture: Bearer Plants

        IAS 1 (amendments)

        Disclosure initiative

        IAS 16 and IAS 38 (amendments)

        Clarification of Acceptable Methods of Depreciation and Amortization

        IAS 27 (amendments)

        Equity method in Separate Financial Statements

        IFRS 10 and IAS 28 (amendments)

        Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

        IFRS 10, IFRS 12 and IAS 28 (amendments)

        Investment entities: Applying the Consolidation Exemption

        Annual Improvement to IFRSs: 2012 - 2014 Cycle

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

        As of December 31, 2015 AIXTRON's Supervisory Board consisted of the following six individuals:

Name	Position	Member since	End of Term	Year of birth
Kim Schindelhauer (1)(2)(3)(4)(5)	Chairman of the Supervisory Board	2002	AGM 2016	1953
Prof. Dr. Wolfgang Blättchen (1)(4)	Deputy Chairman of the Supervisory Board, Chairman of the Audit Committee, Independent Financial Expert (6)	1998	AGM 2016	1953
Dr. Andreas Biagosch (2)		2013	AGM 2016	1955
Prof. Dr. Petra Denk (2)(3)	Chair of the Technology Committee	2011	AGM 2016	1972
Dr. Martin Komischke		2013	AGM 2016	1957
Prof. Dr. Rüdiger von Rosen (1)(3)	Chairman of the Nomination Committee	2002	AGM 2016	1943

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

        As of December 31, 2015, AIXTRON's Executive Board ("Management") consisted of the following two individuals:

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

  •
  Dr. Bernd Schulte (Member of the Executive Board, Executive Vice President and Chief Operating Officer): Dr. Schulte has been Executive Vice President, Chief Operating Officer and a member of the Executive Board of AIXTRON since April 1, 2002. . His present term will expire on March 31, 2018. Dr. Schulte joined AIXTRON in 1993, and he served as Director, Sales and Marketing, from 2001 to 2002.

        The Executive Board's business address is Dornkaulstr. 2, 52134 Herzogenrath, Germany.

B.    Compensation

Executive Board Remuneration

        The remuneration system summarized below pursuant to Section 120(4) of the German Stock Corporation Act was approved by the General Shareholders' Meeting on May 23, 2013 as amended by the Supervisory Board in its Meeting on December 5, 2012.

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

        In fiscal year 2015, the total fixed and variable remuneration of the Executive Board (including benefits in kind and pension allowance) totaled € 1,040,631 (2014: € 2,014,775; 2013: € 2,584,834). In fiscal year 2015, no stock options were granted to the Members of the Executive Board (2014: 100,000 options; 2013: 0).

        No variable bonus was paid for fiscal year 2015. For each of the years 2013 and 2014, Mr. Goetzeler received a contractually guaranteed bonus of € 500,000 which was paid half in cash and half in shares. That part of the bonus payable in shares was converted into whole numbers of shares of the Company and will be deferred until the third bank working day following the ordinary General Meeting in the third fiscal year after having been granted (2015: 35,053 shares; 2014: 24,594 shares). During the past fiscal year, no stock options were granted to the Members of the Executive Board (2014: 100,000; 2013: 0).

        The division between the individual members of the Executive Board for the years 2013 to 2015 is presented in the table below:

Executive Board Member	Year	Fixed*	Variable (cash)	Variable (share based)	Total fixed and variable Remuneration	Options granted	Option value on allocation	Total EB Remuneration
		(EUR)	(EUR)	(EUR)	(EUR)	(Number)	(EUR)	(EUR)
Martin Goetzeler(1)	2015	613,104	0	0	613,704	0	0	613,104
	2014	613,104	250,000	250,000	1,113,104	50,000	189,000	1,302,104
	2013	517,730	250,000	250,000	1,017,730	0	0	1,017,730
Paul Hyland(2)	2015	0	0	0	0	0	0	0
	2014	0	0	0	0	0	0	0
	2013	848,063	0	0	848,063	0	0	848,063
Wolfgang Breme(3)	2015	0	0	0	0	0	0	0
	2014	146,144	0	0	146,144	0	0	146,144
	2013	341,514	0	0	341,514	0	0	341,514
Dr. Bernd Schulte	2015	427,527			427,527			427,527
	2014	377,527	0	0	377,527	50,000	189,000	566,527
	2013	377,527	0	0	377,527	0	0	377,527
Total	2015	1,040,631	0	0	1,040,631	0	0	1,040,631
	2014	1,136,774	250,000	250,000	1,636,774	100,000	378,000	2,014,775
	2013	2,084,834	250,000	250,000	2,584,834	0	0	2,584,834

*
incl. benefits in kind and allowance for pension provisions

(1)
Executive Board member since March 1st, 2013

(2)
left the company with effect as of February 28, 2013; remuneration of EB contract € 780.000

(3)
left the company with effect as of May 31, 2014

        As of December 31, 2015, the AIXTRON Executive Board held a total of 395,500 Company stock options (December 31, 2014: 396,160 and December 31, 2013: 500,408 options respectively) to subscribe to a total of 395,500 ordinary shares of the Company (December 31, 2014: 398,140 and December 31, 2013: 505,116 shares respectively). The number of shares underlying the options is set out below. The actual profits from exercising the stock options may differ significantly from the figures shown in the table.

Executive Board Member	Allocation Date	Outstanding	Exercisable	Grant Date Option Value	Exercise Price	Maturity	Total Outstanding Shares
		(Shares)	(Shares)	(EUR)	(EUR)
Martin Goetzeler	Oct 2014	50,000	0	189,000	13.14	Oct 2024	50,000
Dr. Bernd Schulte	Oct 2014	50,000	0	189,000	13.14	Oct 2024
	Nov 2010	52,000	26,000	461,240	26.60	Nov 2020
	Nov 2009	52,000	39,000	448,240	24.60	Nov 2019
	Nov 2008	52,000	52,000	92,040	4.17	Nov 2018
	Dec 2007	52,000	52,000	225,680	10.09	Dec 2017
	Nov 2006	55,000	55,000	84,150	3.83	Nov 2016
	May 2002	27,500	0	152,625	7.48	May 2017
	May 2001	5,000	0	106,500	26.93	May 2016	345,500

Total		395,500	224,000				395,500

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

        The expenses for share based compensation of each individual member of the Executive Board are as follows:

in € thousands	2015	2014	2013
Martin Goetzeler	47	263	250
Dr. Bernd Schulte	53	53	118
Paul Hyland	0	0	(532)
Wolfgang Breme	0	(76)	118

        In 2015, options to acquire 2,640 AIXTRON shares expired (2014: 158,976; 2013: 207,000). The expenses for the unvested expired options have been reversed in accordance with IFRS 2.

        In fiscal year 2015, current Executive Board members exercised no options (2014: 48,000; 2013: 211,500), and options to acquire 2,640 AIXTRON shares expired (2014: 158,976; 2013: 207,000).

        The current Executive Board members have no individual company pension benefits which would result in pension provisions being required to be made by the company. Instead, the combined contractual Executive Board annual pension allowance (€ 120,000 per year in 2015; € 120,000 per year in 2014 and € 160,000 per year in 2013) paid by AIXTRON and included in fixed remuneration is transferred by the Executive Board members into independent insurance contracts with a benevolent fund allowance (or similar plan). The current Executive Board members have no individual company pension benefits which would result in pension provisions being required to be made by the company. Instead, the Executive Board annual pension allowance is paid by AIXTRON and included in the fixed remuneration, and is transferred by the Executive Board members into independent insurance contracts with a benevolent fund or similar plan. In the years 2015, 2014 and 2013, payments of € 80,000 per annum (in 2013: 10 months pro rata since start of appointment) were made to Martin Goetzeler. The allowance amounts to € 40,000 for other members of the Executive Board. In the years 2015, 2014 and in 2013, payments of € 40,000 per year were made to Dr. Bernd Schulte, Wolfgang Breme (in 2014: five months pro rata until termination of appointment) and Paul Hyland (in 2013: two months pro rata until termination of appointment) respectively.

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

        In fiscal year 2015, the compensation of the Supervisory Board totaled € 302,500 (2014: € 292,500; 2013: € 290,042). The division between the individual members of the Supervisory Board for the years 2013 to 2015 is presented in the table below:

Supervisory Board Member	Year	Fixed	Variable	Attendance Fee	Total
		(EUR)	(EUR)	(EUR)	(EUR)
Kim Schindelhauer(1)(2)(3)(4)(5) (Chairman of the Supervisory Board)	2015 2014 2013	75,000 75,000 75,000	0 0 0	18,000 16,000 20,000	93,000 91,000 95,000
Prof. Dr. Wolfgang Blättchen(1)(4) (Deputy Chairman of the Supervisory Board since Feb. 27, 2013) (Chairman of the Audit Committee) (Independent Financial Expert)	2015 2014 2013	37,500 37,500 35,556	0 0 0	24,000 24,000 24,000	61,500 61,500 59,556
Dr. Andreas Biagosch(2) (since May 23, 2013)	2015 2014 2013	25,000 25,000 15,139	0 0 0	8,000 8,000 2,000	33,000 33,000 17,139
Prof. Dr. Petra Denk(2)(3) (since May 19, 2011) (Chairman of the Technology Committee)	2015 2014 2013	25,000 25,000 25,000	0 0 0	26,000 24,000 28,000	51,000 49,000 53,000
Dr. Martin Komischke (since May 23, 2013)	2015 2014 2013	25,000 25,000 15,139	0 0 0	0 0 0	25,000 25,000 15,139
Prof. Dr. Rüdiger von Rosen(1)(3) (Chairman of the Nomination Committee)	2015 2014 2013	25,000 25,000 25,000	0 0 0	14,000 8,000 20,000	39,000 33,000 45,000
Dr. Holger Jürgensen(5)(6)(7) (until January 30, 2013)	2015 2014 2013	0 0 3,125	0 0 0	0 0 0	0 0 3,125
Karl-Hermann Kuklies(7) (until January 30, 2013)	2015 2014 2013	0 0 2,083	0 0 0	0 0 0	0 0 2,083
Total	2015	212,500	0	90,000	302,500
	2014	212,500	0	80,000	292,500
	2013	196,042	0	94,000	290,042

(1)
Member of the Audit Committee

(2)
Member of the Technology Committee

(3)
Member of the Nomination Committee

(4)
Member of the Capital Markets Committee

(5)
Former AIXTRON Executive Board Member

(6)
Honorary Chairman of the Supervisory Board

(7)
Resigned from Office as of January 30, 2013

        As in previous years, there were no payments made to any Supervisory Board member for advisory services in the year 2015.

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

        The Company has established a Nomination Committee. The Nomination Committee is composed of three members. In the event of needing to replace a Board member, the Committee makes nomination proposals to the Supervisory Board. The Nomination Committee is currently composed of Prof. Dr. Rüdiger von Rosen (Chair), Prof. Dr. Petra Denk and Kim Schindelhauer.

        To evaluate opportunities for mergers and acquisitions ("M&A") and strategy options with possible capital market relevance, the Company has established a Capital Market Committee. The Capital Market Committee is currently composed of Kim Schindelhauer and Prof. Dr. Wolfgang Blättchen.

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

E.    Share Ownership

Beneficial Ownership

        The following table sets forth certain information known to AIXTRON regarding beneficial ownership of the Company's ordinary shares and options to acquire its equity securities as of February 10, 2016, unless otherwise specified, by (i) each of the Company's Supervisory and Executive Board members and (ii) all Supervisory and Executive Board members of AIXTRON as a group:

Name and Address(1) of Beneficial Owner	Number of Shares(2)	Percent of Class(3)	Number of Options to Acquire AIXTRON Equity Securities
Dr. Andreas Biagosch	0	*
Prof. Dr. Wolfgang Blättchen	0	*
Prof. Dr. Petra Denk	129	*
Martin Goetzeler	0	*	50,000
Dr. Martin Komischke	0
Prof. Dr. Rüdiger von Rosen	1,300	*
Kim Schindelhauer(4)	600,000	*
Dr. Bernd Schulte	0	*	345,500

All Supervisory and Executive Board members as a group	601,429	0.53%	395,500

*
Less than 1%.

(1)
Unless indicated otherwise, the address is: c/o AIXTRON SE, Dornkaulstr. 2, 52134 Herzogenrath, Germany.

(2)
Unless indicated otherwise in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)
Applicable percentage ownership is based on 112,720,355 shares of common stock outstanding as of December 31, 2015 (according to German GAAP rules based on the German Commercial Code [Handelsgesetzbuch]) together with applicable options for such shareholder.

  Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.

(4)
Mr. Schindelhauer, directly or indirectly, beneficially owns 600,000 shares through his ownership stake in SBG Beteiligung GmbH.

        Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of the Executive and Supervisory Boards were required to disclose significant purchases or sales of shares of AIXTRON ("Directors Dealings"). In fiscal year 2015, no such transactions were reported.

Employee Options

Share Option Programs

        The Company has a number of stock option programs in place that grant the members of the Executive Board and employees the right to purchase AIXTRON shares or ADS under certain conditions. Since the stock option programs have been installed as part of the variable remuneration, the stock options themselves are granted without purchase price.

        In fiscal year 2015, 25,800 stock options (2014: 81,110; 2013: 415,289) were exercised, resulting in delivery of in total 25,800 ordinary shares. No new stock options were granted in fiscal year 2015 (2014: 1,150,400 new grants under tranches 2014 and 2014_I of the 2012 stock option plan; 2013: no options were granted). Half of the granted options under the stock option plan 2007 may be exercised after a waiting period of not less than two years, an additional 25% may be exercised after three years and the remaining 25% of the granted options may be exercised after at least four years. In accordance with the Act on the Appropriateness of Management Board Remuneration (VorstAG Gesetz zur Angemessenheit der Vorstandsvergütung), the options under the 2012 Stock Option Plan can only be exercised, at the earliest point in time, after a waiting period of four years. In addition to an absolute performance target, stock options issued to members of the Executive Board contain a relative exercise threshold with the

TecDAX as a comparison parameter. The maximum term of the stock options is 10 years. The options expire 10 years after they have been granted.

	Dec 31, 2015	Exercise	Expired/ Forfeited	Allocation	Dec 31, 2014
AIXTRON ordinary shares
stock options	2,891,815	25,800	374,281	0	3,291,896
underlying shares	2,891,815	25,800	604,024	0	3,521,639

        See Item 18 "Financial Statements—Note 23. Share-based payment" for a more detailed description of the different stock option plans and a summary of all the stock option transactions.

Item 7:    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        In its capacity as AIXTRON's depositary bank as of December 31, 2015, the Bank of New York Mellon, N. Y. held 4.158.984 ordinary shares as of December 31, 2015, represented by 4.158.984 ADSs, or 3.7% of AIXTRON's shares outstanding.

        As of February 10, 2016, the following investors had shareholdings in AIXTRON SE exceeding the 3% reporting threshold (shares held as of the reporting date, based on publications pursuant to Section 26 (1) of the German Securities Trading Act/WpHG or other public filings):

        Argonaut Capital Partners LLP, London, UK, 8,628,989 shares or 7.66% of AIXTRON's shares outstanding

        Camma B.V., Renesse, Netherlands, 7,650,000 shares or 6.79% of AIXTRON's shares outstanding

        Baillie Gifford & Co, Edinburgh, UK, 5,872,610 shares or 5.21% of AIXTRON's shares outstanding

        Generation Investment Management LLP, London, UK, 5,815,261 shares or 5.16% of AIXTRON's shares outstanding

        Allianz Global Investors Europe GmbH, Frankfurt am Main, Germany, 5,409,483 shares or 4.80% of AIXTRON's shares outstanding

        Caisse des dépôts et consignations, Paris, France, 3,509,631 shares or 3.11% of AIXTRON's shares outstanding

        Vanguard International Growth Fund, Wayne, USA, 3,377,229 shares or 3.00% of AIXTRON's shares outstanding

        Actual shareholdings may differ from these figures. To the Company's knowledge and based on public filings, there was no other single natural or legal person that may be considered a beneficial owner of 3% or more of AIXTRON's outstanding shares as of February 10, 2016.

        As of December 31, 2015, AIXTRON had 137 registered ADS holders, and an estimated 4,131 beneficial holders of ADSs. As of February 10, 2016, AIXTRON had 51,772 shareholders registered in its share register of ordinary shares, and U.S. record holders held approximately 4,158,984 or 3.7% of AIXTRON's outstanding shares.

        For more information, refer to Item 6.E. "Directors, Senior Management and Employees—Share Ownership" in this report.

        The Company's major shareholders do not have voting rights that are different from any other shareholder.

B.    Related Party Transactions

        For related party transaction information, refer to Item 6.B. "Compensation" and Item 18 "Financial Statements—Note 30. Identity of related parties". During 2015, there were no outstanding personal loans or guarantees to members of the Executive Board or the Supervisory Board.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8:    Financial Information

A.    Consolidated Financial Statements and Other Financial Information

        For the Company's Consolidated Financial Statements and other financial information, refer to Item 5. "Operating and Financial Review and Prospects" and Item 18 "Consolidated Financial Statements".

Export Revenues

        Revenues outside of Europe accounted for € 162.0 million or 81.91% of the AIXTRON's total revenues for the year ended December 31, 2015 (2014: € 168.6 million or 87.00%; 2013: € 158.7 million or 86.76%). Revenues from AIXTRON's Asian-based customers accounted for € 118.4 million or 59.86% of the Company's total revenues for the year ended December 31, 2015 (2014: € 160.2 million or 82.68%; 2013: € 141.8 million or 77.54%).

Legal Proceedings

        In the normal course of business, the Company is subject to various legal proceedings and claims. On January 4, 2016, the Company was named as a defendant in a putative class action commenced in the United States District Court for the Southern District of New York brought on behalf of a putative class of purchasers of the Company's securities between September 25, 2014 and December 9, 2015. The complaint is making reference to an announcement AIXTRON published on December 9, 2015 regarding a substantial reduction in order volume from Chinese customer San'an Optoelectronics from 50 down to three AIX R6 MOCVD systems which caused a strong decline of the price of the Companies' shares and ADS's. The complaint claims in part that the Company made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations and prospects in connection with the above mentioned order. AIXTRON disputes the allegations and intends to contest the allegations vigorously.

        Based on an initial assessment from legal counsel, AIXTRON believes that the above mentioned claim will not be successful. However, it cannot be ruled out that decisions of the above mentioned court as well as settlements could potentially cause expenses, which may have a material adverse effect on AIXTRON's business, financial condition and results of operations.

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

        AIXTRON SE, the parent company of the AIXTRON Group, recorded a net accumulated loss in accordance with German generally accepted accounting principles (German GAAP), based on the German Commercial Code HGB, of € –86.7 million for 2015 (2014: € –53.6 million; 2013: € –1.1 million).

        AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that the 2015 loss should be carried forward and consequently no dividend payment should be made for 2015. For the fiscal years 2014 and 2013 the Company did not distribute any dividends.

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

	XETRA/ Germany closing price per ordinary share
	(EUR)
	High	Low
Annual
2011	33.35	8.38
2012	14.45	8.71
2013	13.80	9.10
2014	12.84	8.90
2015	9.38	3.86
Quarterly
2014
First quarter	12.84	10.26
Second quarter	12.17	10.08
Third quarter	12.30	9.26
Fourth quarter	11.97	8.90
2015
First quarter	9.38	6.38
Second quarter	7.38	5.93
Third quarter	6.63	4.93
Fourth quarter	7.56	3.86
Monthly
2015
July	6.19	4.95
August	5.95	4.93
September	6.63	5.13
October	6.01	4.98
November	7.56	6.02
December	7.45	3.86
2016
January	4.00	3.19
February (through February 10, 2016)	3.32	2.95

	Closing Price per ADS
	(USD)
	High	Low
Annual
2011	44.88	11.26
2012	19.15	11.42
2013	17.91	11.57
2014	17.73	10.90
2015	11.21	4.17
Quarterly
2014
First quarter	17.73	14.08
Second quarter	16.63	13.71
Third quarter	15.67	12.39
Fourth quarter	14.94	10.90
2015
First quarter	11.21	7.24
Second quarter	8.19	6.67
Third quarter	7.50	5.41
Fourth quarter	8.04	4.17
Monthly
2015
July	6.78	5.41
August	6.47	5.65
September	7.50	5.70
October	6.81	5.71
November	8.01	6.64
December	8.04	4.17
2016
January	4.36	3.51
February (through February 10, 2016)	3.73	3.34

        On February 10, 2016, the closing price in Germany per ordinary share was € 3.04.

        On February 10, 2016, the closing price per ADS on NASDAQ Global Select Market was USD 3.35.

B.    Plan of Distribution

        Not applicable

C.    Markets

        See Item 9.A. "Offer and Listing Details".

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable

F.     Expenses of the Issue

        Not applicable

Item 10:    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

Articles of Association

        This section summarizes the material provisions of AIXTRON's Articles of Association. This is only a summary and does not describe the Articles of Association in their entirety. Copies of AIXTRON's Articles of Association are publicly available from the commercial register of the local court in Aachen, Germany under the entry number HRB 16590, and an English translation of AIXTRON's Articles of Association as of January 20, 2016 is also available on the AIXTRON website and can be found in Exhibit 1.1 of this report.

Share Capital

        The Company's share capital amounts to € 112,720,355 as per December 31, 2015. It is composed of 112,720,355 no-par value registered shares.

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

Notice Requirements

        The German Securities Trading Act (Wertpapierhandelsgesetz) provides for notification requirements. It requires each person whose voting rights reach, exceed or, after exceeding, fall below the 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% voting rights thresholds in an issuer for whom the Federal Republic of Germany is the home member state within the meaning of the German Securities Trading Act to notify the company and the Federal Supervisory Agency (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing within four trading days after they have reached, exceeded or fallen below that threshold. For any period in which a notice is not given, the shareholder is prevented from exercising its rights as an AIXTRON shareholder, including voting rights and dividend rights. With the exception of the 3% threshold, the notification requirements shall also apply to direct or indirect holders of (a) financial instruments that, on maturity, give the holder either the unconditional right to acquire, or the discretion as to his right to acquire, shares to which voting rights are attached, already issued, of an issuer an issuer for whom the Federal Republic of Germany is the home member state within the meaning of the German Securities Trading Act, and (b) financial instruments which are not included in point (a) but which are referenced to shares referred to in that point and with economic effect similar to that of the financial instruments referred to in point (a), whether or not they confer a right to a physical settlement. Financial instruments relating to the same underlying issuer shall be aggregated. Long positions shall not be netted with short positions relating to the same underlying issuer. The notification requirements shall also apply to a natural person or a legal entity when the number of voting rights held directly or indirectly by such person or entity aggregated with the number of voting rights relating to financial instruments held directly or indirectly reaches, exceeds or falls below the abovementioned thresholds, with the exception of the 3% threshold.

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

Corporate Governance

        AIXTRON's Declaration of Conformity with the recommendations of the Government Commission of the German Corporate Governance Code was last updated in February 2016 and states that the Company has been in full compliance with the Corporate Governance Code with the exception of some deviations which were declared. It is posted together with the "Declaration on Corporate Governance" in the "Investors—Corporate Governance" section of AIXTRON's website at www.aixtron.com.

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

        AIXTRON has issued a Compliance Manual which applies to all members of the Company's senior management. This manual, on which the principles of the Compliance Code of Conduct are based, provides a detailed view on all important areas of compliance and requirements deriving therefrom, applicable to the Executive Board, the Supervisory Board and the employees. It is regularly updated to reflect major legal changes. By signing each quarter, a representation letter, the senior managers thereby confirm that within their area of responsibility all compliance requirements were respected. Furthermore, they declare that in case of an update of the Compliance Manual, they will take note of the updated version, follow and communicate its contents within their area of responsibility.

        The AIXTRON Vendor Code of Conduct formulates ethical, moral, and compliance standards for the purchase and use of materials with Conflict Minerals in the supply chain. The purpose of the Vendor Code of Conduct is to communicate the Conflict Minerals Law, to introduce the due diligence process, to formulate the expectations on AIXTRON's supply chain partners / vendors and to explain consequences of non-compliance. Further information on the use and origination of conflict minerals in the AIXTRON Group are published in in its Form SD, which has been filed with the SEC on May 29, 2015 and is also available on the AIXTRON website under http://www.aixtron.com/en/investors/us-listings/form-sd/.

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

        In conjunction with its annual report for the year ending December 31, 2015, the Company is required to include a report from its Management relating to its evaluation of the Company's internal control over financial reporting, as required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, see Item 15 in this annual report on Form 20-F.

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

        AIXTRON's Supervisory Board has determined that as of December 31, 2015, the Company is in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 5600 Series. In particular, AIXTRON's Supervisory Board has determined that each member of the Audit Committee is "independent" as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii).

C.    Material Contracts

        Apart from the following material contracts, all contracts AIXTRON has entered into during the course of the year 2015 were entered in the ordinary course of business.

Employment contracts of current members of the Executive Board

        The Company's employment contract with Dr. Bernd Schulte, effective April 1, 2002 and amended as of April 24, 2009, provides for a base salary of € 325,000 per year. Dr. Schulte's contract was renewed in 2014 and effective April 1, 2015, Dr. Schulte receives a base salary of € 390,000 per year. His employment contract provides for a bonus in accordance with the employment contract (2.5% of AIXTRON's annual Group net income adjusted by additions to and withdrawals from revenue reserves ("modified annual AIXTRON Group net income")). The total amount available to be paid as a bonus to all Executive Board members as a group is limited to the lesser of € 6.5 million or 10% of the modified annual AIXTRON Group net income and will be paid half in cash and half in shares. For the purposes of a pension scheme, the Company pays Dr. Schulte € 40,000 per year, as the premium for a life insurance of his choice to be taken out or as an additional component of his gross salary. In addition, the Company pays Dr. Schulte the employer's contribution to the compulsory health insurance or the same amount to an alternative insurance with waiver.

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

        Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, AIXTRON does not believe it was a PFIC for the taxable year ending December 31, 2015. AIXTRON's status in future years will depend on its assets and activities in those years. AIXTRON has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC, but there can be no assurance that AIXTRON will not be considered a PFIC for any taxable year. If AIXTRON were a PFIC, U.S. Holders generally would have additional U.S. tax filing requirements and would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, shares or ADSs.

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

Management of Foreign Currency Exchange Rate Risk

        The Company's activities expose it to the financial risks of changes in foreign currency exchange rates. In order to manage foreign exchange risks, the Company routinely monitors if and to what extent currency hedging instruments should be used. In 2015, no hedging instruments were used. The main exchange rates giving rise to the risk are those between the US-Dollar, Pound Sterling, and Euro.

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

Impact of 10% increase of EUR vs. USD exchange rate	2015	2014	2013
	(€ thousands)
Revenues	(11,269)	(11,951)	(10,866)
Net Result	(5,090)	(7,509)	(3,439)

Impact of 10% increase of EUR vs. GBP exchange rate	2015	2014	2013
	(€ thousands)
Revenues	0	0	0
Net Result	2,393	2,953	1,504

Impact of 10% decrease of EUR vs. USD exchange rate	2015	2014	2013
	(€ thousands)
Revenues	11,269	11,951	10,866
Net Result	5,090	7,509	3,439

Impact of 10% decrease of EUR vs. GBP exchange rate	2015	2014	2013
	(€ thousands)
Revenues	0	0	0
Net Result	(2,393)	(2,953)	(1,504)

        The sensitivity of the Company's net income to exchange rate risk is reduced, in comparison with the effect on revenue, by the use of foreign currency exchange contracts and by the "natural hedge" effect of costs incurred in those currencies.

        It is the Company's policy, if it enters into foreign exchange contracts only to do so to hedge its exposure to foreign exchange rate risk. The Company has not entered any such contracts during 2015.

Interest Rate Risk

        The Company's income is subject to effects from interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments and bank loans. During 2015, the Company received € 0.8 million (2014: € 1.2 million; 2013: € 0.8 million) of interest income.

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

        For fiscal year 2015, Bank of New York Mellon granted reimbursements in the amount of USD 40,000 to AIXTRON. The reimbursement was paid out on February 19, 2015.

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

        Based on such evaluation, AIXTRON's Chief Executive Officer and Acting Chief Financial Officer Martin Goetzeler has concluded that, as of December 31, 2015, AIXTRON's disclosure controls and procedures are effective.

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

        Based on such evaluation, Management has concluded that AIXTRON's internal control over financial reporting was effective as of December 31, 2015.

        Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on the effectiveness of AIXTRON's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

We have audited the internal control over financial reporting of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 23, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 23, 2016

Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2015 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C:    Principal Accountant Fees and Services

        Aggregate fees billed to AIXTRON for the years ended December 31, 2015 and 2014 by AIXTRON's independent principal accountant, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates are as follows:

Type of Fees	Dec 31, 2015	Dec 31, 2014
	Million EUR
Audit fees	0.73	0.70
Audit-related fees	0.03	0.03
Tax fees	0.12	0.17
All other fees	0.02	0.05

Total	0.91	0.96

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

Audit Committee Pre-Approval Policies

        In accordance with German law, AIXTRON's independent auditors are appointed at the Annual General Meeting based on a recommendation of the Company's Supervisory Board. The Audit Committee of the Supervisory Board prepares the Board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Supervisory Board awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors' independence. On May 20, 2015, at the Annual General Meeting of Shareholders, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany ("Deloitte & Touche") was appointed to serve as the Company's independent auditors for the year ending December 31, 2015.

        In order to assure the integrity of independent audits, AIXTRON's Audit Committee established a policy to approve all audit and permissible non-audit services provided by the Company's independent auditors prior to the auditors' engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by AIXTRON's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the SEC. In fiscal year 2015 the Audit Committee pre-approved 100% of the performance by Deloitte & Touche of the above specified audit and permitted non-audit services.

Item 16D:    Exemptions from the Listing Standard for Audit Committees

        Not applicable.

Item 16E:    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

Item 16F:    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G:    Corporate Governance

        AIXTRON is a stock corporation in the form of a European Company (Societas Europaea) under the laws of the Federal Republic of Germany and AIXTRON's ADSs are listed on NASDAQ Global Select Market. AIXTRON generally complies with applicable German Corporate Governance practice rather than certain of the Corporate Governance requirements of NASDAQ Rule 5600 Series. For more information regarding how AIXTRON's Corporate Governance practices are different from a domestic issuer, refer to "Item 10.B: Additional Information—Memorandum and Articles of Association" in this report.

Item 16H:    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17:    Financial Statements

        Not applicable.

Item 18:    Financial Statements

        See pages F-1 to F-44, incorporated herein by reference.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended January 20, 2016.
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
4.4
Amendment to contract between AIXTRON and Dr. Bernd Schulte, dated June 13, 2014, effective April 1, 2015 (incorporated by reference to Exhibit 4.4 to Form 20-F, dated February 24, 2015, File No. 000-51196).
8.1	List of Subsidiaries (incorporated by reference to the list of subsidiaries set forth in this report under the caption "Item 4. Information on the Company—Organizational Structure.")
11.1	Code of Ethics, revised in 2014 (incorporated by reference to Exhibit 11.1 to Form 20-F, dated February 24, 2015, File No. 000-51196).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Acting Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte &Touche GmbH Wirtschaftsprüfungsgesellschaft.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 23, 2016

AIXTRON SE
/s/ MARTIN GOETZELER
Name:	Martin Goetzeler
Title:	Chairman, President and Chief Executive Officer

/s/ MARTIN GOETZELER
Name:	Martin Goetzeler
Title:	Acting Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board
AIXTRON SE
Herzogenrath, Germany

        We have audited the accompanying consolidated statements of financial position of AIXTRON SE and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of income, consolidated statements of other comprehensive income, consolidated statements of cash flow, and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON SE and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, February 23, 2016

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Notes	2015	2014	2013
		in EUR thousands
Revenues	3	197,756	193,797	182,863
Cost of sales		147,934	154,118	204,708

Gross profit		49,822	39,679	(21,845)
Selling expenses		11,547	14,135	14,499
General administration expenses		16,279	19,341	18,223
Research and development costs	4	55,415	66,739	57,153
Other operating income	5	8,852	3,901	27,610
Other operating expenses	6	2,159	1,674	11,631

Operating result		(26,726)	(58,309)	(95,741)
Finance Income		788	1,168	839
Finance Expense		22		313

Net Finance Income	8	766	1,168	526
Loss before taxes		(25,960)	(57,141)	(95,215)
Taxes on income/loss	9	3,200	5,370	5,801

Loss for the year		(29,160)	(62,511)	(101,016)

Thereof attributable to the owners of Aixtron SE		(29,160)	(62,511)	(101,016)
Basic loss per share (EUR)	21	(0.26)	(0.56)	(0.98)
Diluted loss per share (EUR)	21	(0.26)	(0.56)	(0.98)

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	Note	2015	2014	2013
		in EUR thousands
Loss for the year		(29,160)	(62,511)	(101,016)
Currency translation adjustment	20	9,117	11,815	(6,130)
Other comprehensive income/loss		9,117	11,815	(6,130)

Total comprehensive loss for the year		(20,043)	(50,696)	(107,146)

Thereof attributable to the owners of Aixtron SE		(20,043)	(50,696)	(107,146)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	31.12.2015	31.12.2014
		in EUR thousands
Assets
Property, plant and equipment	11	81,332	77,299
Goodwill	12	75,902	64,813
Other intangible assets	12	6,392	2,458
Other non-current assets	13	630	382
Deferred tax assets	14	3,242	4,120
Tax receivables	15	59	117

Total non-current assets		167,557	149,189

Inventories	16	70,817	81,694
Trade receivables less allowance k€ 2,410 (2014: k€ 945)	17	25,956	26,324
Current tax receivables	10	2,538	543
Other current assets	17	5,691	7,723
Other financial assets	18	93,089	151,494
Cash and cash equivalents	19	116,305	116,580

Total current assets		314,396	384,358

Total assets		481,953	533,547

Liabilities and shareholders' equity
Fully paid capital Number of shares: 111,581,783 (2014: 111,591,036)		111,582	111,591
Additional paid-in capital		372,636	371,781
Accumulated losses		(99,962)	(70,802)
Accumulated comprehensive income and expense recognised in equity		12,249	3,132

Total shareholders' equity	20	396,505	415,702
Other non-current payables		2,294	62
Other non-current provisions	24	1,305	1,206
Deferred tax liabilities	14	0	34

Total non-current liabilities		3,599	1,302
Trade payables	25	9,814	16,397
Advance payments from customers		24,011	66,928
Other current provisions	24	20,182	28,057
Other current liabilities	25	24,968	3,192
Current tax payables	10	2,874	1,969
Total current liabilities		81,849	116,543

Total liabilities		85,448	117,845

Total liabilities and shareholders' equity		481,953	533,547

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW

	Note	2015	2014	2013
		in EUR thousands
Cash flow from operating activities
Loss for the year		(29,160)	(62,511)	(101,016)
Reconciliation between loss and cash flow from operating activities
Expense from share-based payments		991	778	981
Depreciation, amortization and impairment expense		10,348	17,000	27,812
Net result from disposal of property, plant and equipment		6	29	11
Deferred income taxes		1,110	618	643
Change in
Inventories		13,031	(13,466)	57,938
Trade receivables		2,030	2,738	8,500
Other assets		927	3,263	4,209
Trade payables		(7,594)	1,890	4,841
Provisions and other liabilities		7,598	(3,223)	2,050
Deferred revenues		0	0	(92)
Non-current liabilities		61	(801)	1,977
Advance payments from customers		(44,998)	19,905	364

Cash flow from operating activities		(45,650)	(33,780)	8,218

Cash flow from investing activities
Acquisition of subsidiary	38	(6,213)	0	0
Capital expenditures in property, plant and equipment		(12,524)	(12,622)	(9,603)
Capital expenditures in intangible assets		(732)	(785)	(465)
Proceeds from disposal of fixed assets		161	146	789
Bank deposits with a maturity of more than 90 days	18	60,529	(9,933)	(30,383)

Cash flow from investing activities		41,221	(23,194)	(39,662)

Cash flow from financing activities
Own shares acquired		(250)	(249)	0
Proceeds from issue of equity shares		105	442	101,553

Cash flow from financing activities		(145)	193	101,553

Effect of changes in exchange rates on cash and cash equivalents		4,299	5,907	(2,389)
Net change in cash and cash equivalents		(275)	(50,874)	67,720
Cash and cash equivalents at the beginning of the period		116,580	167,454	99,734

Cash and cash equivalents at the end of the period	19	116,305	116,580	167,454

Interest paid		0	(34)	(3)
Interest received		913	242	1,172
Income taxes paid		(2,898)	(5,878)	(1,860)
Income taxes received		83	10,518	65

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Retained Earnings/ Accumulated deficit	Shareholders' equity attributable to the owners of AIXTRON SE
		in EUR thousands
Balance at January 1, 2013		100,896	278,952	(2,553)	92,725	470,020

Share based payments			970			970
Issue of shares		10,639	90,920			101,559
Net loss for the year					(101,016)	(101,016)
Other comprehensive income				(6,130)		(6,130)
Total comprehensive loss for the year		0	0	(6,130)	(101,016)	(107,146)

Balance at December 31, 2013 and January 1, 2014		111,535	370,842	(8,683)	(8,291)	465,403

Share based payments			802			802
Purchase of treasury shares		(25)	(224)			(249)
Issue of shares		81	361			442
Net loss for the year					(62,511)	(62,511)
Other comprehensive income				11,815		11,815
Total comprehensive loss for the year		0	0	11,815	(62,511)	(50,696)

Balance at December 31, 2014 and January 1, 2015		111,591	371,781	3,132	(70,802)	415,702

Share based payments			991			991
Purchase of treasury shares		(35)	(215)			(250)
Issue of shares		26	79			105
Net loss for the year					(29,160)	(29,160)
Other comprehensive income				9,117		9,117
Total comprehensive loss for the year		0	0	9,117	(29,160)	(20,043)

Balance at December 31, 2015		111,582	372,636	12,249	(99,962)	396,505

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

        These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board at its meeting held on February 22, 2016 for approval and publication.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(c)   Bases of consolidation

  (i)
  Subsidiaries

  Entities over which AIXTRON SE has control are treated as subsidiaries (see note 31). Control exists when the Company is exposed, or has the rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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

        Exchange gains and losses resulting from fluctuations in exchange rates in the case of foreign currency transactions are recognized in the income statement in "Other operating income" or "Other operating expenses".

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

  (iii)
  Government grants

  Government grants related to the acquisition or manufacture of owned assets are deducted from original cost at the date of capitalization.

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

  (ii)
  Research and development

  Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding using scientific methods, is recognized as an expense as incurred.

  Expenditure on development comprises costs incurred with the purpose of using scientific knowledge technically and commercially. As not all criteria of IAS 38 are met AIXTRON did not capitalize such costs.

  (iii)
  Other intangible assets

  Other intangible assets that are acquired by the Company are stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy (j)).

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

  (v)
  Amortization

  Amortization is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Goodwill has a useful life which is indefinite and is tested annually in respect of its recoverable amount. Other intangible assets are amortized from the date they are available for use. Useful lives and residual values of intangible assets are reviewed at the year-end date or more frequently if circumstances arise which are indicative of a change. The estimated useful lives are as follows:

•	Software	2-5 years
•	Patents and similar rights	5-18 years
•	Customer base and product and technology know how	6-10 years

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

  Investments are recognized at the contract date, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

  (ii)
  Financial assets at FVTPL

  Financial assets are classified as at FVTPL where the asset is either

    •
    held for trading or

    •
    it is designated as at FVTPL.

  Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

  (iii)
  Held to maturity investments

  Investments with fixed or determinable payments and fixed maturity dates that the Company intends to and has the ability to hold to maturity are classified as held to maturity investments. Held to maturity investments are recorded at amortized cost using the effective interest rate method less any impairment, with revenue recognized on an effective yield basis.

  (iv)
  Trade receivables

  Trade receivables and other receivables that have fixed or determinable payments that are not quoted on an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment.

  (v)
  Impairment of financial assets

  Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

  The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

  If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

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

    •
    held for trading or

    •
    it is designated as at FVTPL.

  Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

  (x)
  Other financial liabilities

  Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest rate method, with interest expense recognized on an effective yield basis.

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

  Changes in the fair value of derivative financial instruments that are designated as effective hedges of future cash flows are recognized directly in equity and the ineffective portion is recognized immediately in the income statement.

  Changes in fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the income statement as they arise.

  Hedge accounting is discontinued when the derivative financial instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the derivative financial instrument recognized in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

(h)   Inventories

        Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses. Cost is determined using weighted average cost.

        The cost includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct material and production cost, as well as an appropriate share of overheads based on normal operating capacity. Scrap and other wasted costs are expensed on a periodic basis either as Cost of Sales or, in the case of Beta tools as Research and Development expense.

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

(j)    Impairment of property, plant and equipment and intangible assets

        Goodwill purchased as part of a business acquisition is tested annually for impairment, irrespective of whether there is any indication of impairment. For impairment test purposes, the goodwill is allocated to cash-generating units. Impairment losses are recognized to the extent that the carrying amount exceeds the higher of fair value less cost to sell or value in use of the cash-generating unit.

        Property, plant and equipment as well as other intangible assets are tested for impairment, where there is any indication that the asset may be impaired. The company assesses at the end of each period whether there is an indication that an asset may be impaired. Impairment losses on such assets are recognized, to the extent that the carrying amount exceeds either the fair value that would be obtainable from a sale in an arm's length transaction, or the value in use.

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

  (ii)
  Share-based payment transactions

  The stock option programs allows members of the Executive Board, management and employees of the Company to acquire shares/ADS (see note 23) of the Company. These stock option programs are accounted for by AIXTRON according to IFRS 2. The fair value of options granted after November 7, 2002 is recognized as personnel expense with a corresponding increase in additional paid-in capital. The fair value is calculated at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a mathematical model, taking into account the terms and conditions upon which the options were granted. In the calculation of the personnel expense options forfeited are taken into account.

(m)  Provisions

        A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle this obligation. If the effect is material, provisions are determined by discounting the expected future cash

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

flows at a pre-tax interest rate that reflects current market assessments of the time value of money and, where appropriate, the risks associated with the liability.

  (i)
  Warranties

  The Company normally offers one, occasionally two, year warranties on all of its products. Warranty expenses generally include cost of labor, material and related overhead necessary to repair a product free of charge during the warranty period., The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations from which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognized. Factors that affect the Company's warranty liability include the historical and anticipated rates of warranty claims and cost per claim.

  The Company accrues material and labor cost for systems shipped based upon historical experience. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

  The Company has reclassified warranty expenses from Selling Expenses to Cost of Sales. This classification is the usual practice in the semiconductor equipment industry. Selling expenses have been reduced by k€ 1,836 in 2014 (2013 k€ 14,457) and Cost of Sales increased by the same amounts.

  (ii)
  Onerous contracts

  A provision for onerous contracts is recognized when the expected economic benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The amount recognized as a provision is determined as the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received. Before making that provision any impairment loss that has occurred on assets dedicated to that contract are recognized. The provision is discounted to present value if the adjustment is material.

(n)   Revenue

        Revenue is generated from the sale and installation of equipment, spare parts and maintenance services and is recognized when the Company satisfies a performance obligation by transferring goods or services to the customer and it is probable that the economic benefits associated with the transaction will flow to the entity.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

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

  (ii)
  Research and development

  Research and development costs are expensed as incurred. Costs of beta tools which do not qualify to be recognized as an asset are expensed as research and development costs.

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

        Deferred tax assets and liabilities are recorded for all temporary differences between tax and commercial balance sheets and for losses brought forward for tax purposes as well as for tax credits of the companies included in consolidation. The deferred taxes are calculated, based on tax rates applicable at the balance sheet date or known to be applicable in the future. Effects of changes in tax rates on the deferred tax assets and liabilities are recognized upon substantively enacted amendments to the law.

        A deferred tax asset is recognized only to the extent that it is probable that future taxable profits can be set off against tax credits and tax losses carried forward. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit can be realized. The recoverability of deferred tax assets is reviewed at least annually.

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

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions	The Group has no defined benefit plans
Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle

The majority of the amendments are clarifications rather than substantive changes to existing requirements. The amendments to IFRS 8 Operating Segments—Aggregation of operating segments and IAS 24 Related Party Disclosures—Key management personnel represent changes to existing requirements. Neither of these changes has had an effect on the reported results because the company does not aggregate operating segments and does not use management entities to provide key management services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

        At the date of authorization of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 9	Financial Instruments
IFRS 15	Revenue from Contracts with Customers
IFRS 11 (amendments)	Accounting for Interests in Joint Operations
IAS 16 and IAS 41 (amendments)	Agriculture: Bearer Plants
IAS 1 (amendments)	Disclosure initiative
IAS 16 and IAS 38 (amendments)	Clarification of Acceptable Methods of Depreciation and Amortization.
IAS 27 (amendments)	Equity method in Separate Financial Statements
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
IFRS 10, IFRS 12 and IAS 28 (amendments)	Investment entities: Applying the Consolidation Exemption.
Annual Improvement to IFRSs:; 2012-2014 Cycle	Amendments to various IFRSs

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

        Revenues are recognized as disclosed in Note 2 (n).

        The company values the revenue deferred for installation services, using a market based approach, based on observed transactions for all such contracts involving two elements where revenue has been recognized during the financial year. This is level 2 within the fair value hierarchy described in IFRS 13. The fair value of the installation services is taken as the most frequently observed (modal value) percentage of the contract price payable upon completion of the installation service.

        For contracts where revenue is recognized in two elements, the same method is also used to determine the fair value of products delivered, which is taken to be the most frequently observed (modal value) percentage of the contract value payable upon delivery of the equipment to the customer. This is also level 2 in the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segment Reporting and Revenues (Continued)

Segment revenues and results

	Note	2015	2014	2013
	in EUR thousands
Equipment revenues		150,971	148,543	138,044
Spares and service		46,785	45,254	44,819

Revenue from external customers		197,756	193,797	182,863

Inventories recognized as an expense	16	95,143	134,940	117,900
Reversals of inventory provisions	16	(10,372)	(32,018)	0
Obsolescence and valuation allowance expense for inventories	16	4,141	3,016	17,885
Personnel expense	7	63,029	66,409	67,548
Depreciation	11	9,146	15,591	16,314
Impairment	6 / 11	0	0	9,888
Amortization	12	1,430	1,409	1,609
Other expenses		71,521	65,384	74,864
Foreign exchange losses	5	(704)	1,276	206
Other operating income	5	(8,852)	(3,901)	(27,610)

Segment loss		(26,726)	(58,309)	(95,741)
Finance income	8	788	1,168	839
Finance expense	8	(22)	0	(313)

Loss before tax		(25,960)	(57,141)	(95,215)

        The accounting policies of the reportable segment are identical to the Group's accounting policies as described in note 2. Segment profit represents the profit earned by the segment without the allocation of investment revenue, finance costs and income tax expense. This is the measure reported to the Executive Board for the purpose of resource allocation and assessment of performance.

Segment assets and liabilities

	31/12/2015	31/12/2014
	in EUR thousands
Semi-conductor equipment segment assets	266,720	260,693
Unallocated assets	215,233	272,854

Total Group assets	481,953	533,547

	31/12/2015	31/12/2014
	in EUR thousands
Semi-conductor equipment segment liabilities	82,574	115,842
Unallocated liabilities	2,874	2,003

Total Group liabilities	85,448	117,845

        For the purpose of monitoring segment performance and allocating resources all assets other than tax assets, cash and other financial assets are treated as allocated to the reportable segment. All liabilities are allocated to the reportable segment apart from tax liabilities and post-employment benefit liabilities.

        Additions to Property, Plant and Equipment, to Goodwill and to Intangible assets, and the depreciation and amortization expenses are given in notes 11 and 12. Other non-current assets increased by k€ 248 during 2015 (decreased by k€ 525 in 2014).

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

	2015	2014	2013
	in EUR thousands
Asia	118,376	160,240	141,785
Europe	35,772	25,189	24,213
Americas	43,608	8,368	16,865

Total	197,756	193,797	182,863

        Sales from external customers attributed to Germany, AIXTRON'S country of domicile, and to other countries which are of material significance are as follows:

	2015	2014	2013
	in EUR thousands
Germany	6,705	6,621	7,210
USA	41,937	8,162	14,805
Korea	26,507	18,641	30,578
China	52,571	106,568	56,788
Taiwan	27,375	20,580	43,177

        Revenues from all foreign countries outside of Germany were k€ 191,051, k€ 187,176 and k€ 175,653 for the years ended December 31, 2015, 2014, and 2013 respectively.

        In 2015 sales to one customer were 18.1% of Group revenue, with no other customer exceeding 10%. Sales to four customers in 2014 exceeded 10% of Group revenue, representing 12.2%, 10.9%, 10.4% and 10.1% respectively. In 2013 sales to one customer amounted to 14.4% of Group revenues.

	31/12/2015	31/12/2014
	in EUR thousands
Asia	3,837	2,591
Europe excluding Germany	13,093	12,619
Germany	124,954	127,536
USA	22,372	2,205

Total Group non current assets	164,256	144,951

        Non-current assets exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

4.     Research and development

        Research and development costs, before deducting project funding received, were k€ 55,415, k€ 66,739 and k€ 57,153 for the years ended December 31, 2015, 2014 and 2013 respectively.

        After deducting project funding received and not repayable, net expenses for research and development were k€ 52,409, k€ 64,944 and k€ 54,627 for the years ended December 31, 2015, 2014 and 2013 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     Other operating income

	2015	2014	2013
	in EUR thousands
Research and development funding	3,006	1,795	2,526
Income from resolved contract obligations	1,904	0	225
Income or expense from the reversal of provisions and the write-off of debts	0	4	33
Reversal of impairment of building	225	0	0
Gain from the disposal of fixed assets	3	0	43
Insurance recoveries	0	52	22,638
Foreign exchange gains	3,389	979	746
Other	325	1,071	1,399

	8,852	3,901	27,610

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

        The total amount of exchange gains and losses (see also note 6) recognized in profit or loss was a gain of k€ 2,685, (2014 loss k€ 297; 2013 gain k€ 540).

	2015	2014	2013
	in EUR thousands
Foreign exchange gains	3,389	979	746
Foreign exchange losses (see note 6)	(704)	(1,276)	(206)

Net foreign exchange gains (losses)	2,685	(297)	540

Gains (losses) arising on financial instruments at FVTPL	0	0	0
Other foreign exchange gains (losses)	2,685	(297)	540

Net foreign exchange gains (losses)	2,685	(297)	540

6.     Other operating expenses

	2015	2014	2013
	in EUR thousands
Foreign exchange losses	704	1,276	206
Impairment of building	0	0	9,888
Losses from the disposal of fixed assets	8	29	54
Additions to allowances for receivables or write-off of receivables	1,439	327	142
Other	8	42	1,341

	2,159	1,674	11,631

7.     Personnel expense

	2015	2014	2013
	in EUR thousands
Payroll	54,033	57,403	58,783
Social insurance contributions	6,731	6,560	6,444
Expense for defined contribution plans	1,274	1,667	1,340
Share based payments	991	779	981

	63,029	66,409	67,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.     Personnel expense (Continued)

        Personnel expenses include restructuring costs related to reductions in personnel in a number of the Group's activities.. Costs are included in expenses as set out in the table below.

	2015	2014	2013
	in EUR thousands
Cost of sales	0	729	2,096
Selling expenses	0	424	525
General administration expenses	0	577	1,680
Research and development costs	0	4,086	930

	0	5,816	5,231

8.     Net finance income

	2015	2014	2013
	in EUR thousands
Interest income from financial assets
On financial assets measured at amortised cost	788	1,168	839
Interest expense from financial liabilities
On financial liabilities not at fair value through profit or loss	(22)	0	(313)

Net finance income	766	1,168	526

        Interest income relates to interest on cash and cash equivalents and held to maturity investments.

9.     Income tax expense/benefit

        The following table shows income tax expenses and income recognized in the consolidated income statement:

	2015	2014	2013
	in EUR thousands
Current tax expense (+)/current tax income (–)
for current year	2,164	4,093	5,697
for prior years	(175)	719	(539)

Total current tax expense	1,989	4,812	5,158

Deferred tax expense (+)/deferred tax income (–)
from temporary differences	1,157	989	55
—Income/expense from changes in local tax rate	54	0	4
from reversals and write-downs	0	(431)	584

Total deferred tax expense	1,211	558	643

Taxes on income/loss	3,200	5,370	5,801

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Income tax expense/benefit (Continued)

        Income/loss before income taxes and income tax expense relate to the following regions:

	2015	2014	2013
	in EUR thousands
Income/loss before income taxes
Germany	(30,479)	(61,568)	(104,284)
Outside Germany	4,519	4,427	9,069

Total	(25,960)	(57,141)	(95,215)

Income tax expense
Germany	2,192	1,249	353
Outside Germany	1,008	4,121	5,448

Total	3,200	5,370	5,801

        The Company's effective tax rate is different from the German statutory tax rate of 32.80% (2014: 30.55%; 2013: 30.54%) which is based on the German corporate income tax rate, including solidarity surcharge, and trade tax.

        The following table shows the reconciliation from the expected to the reported tax expense:

	2015	2014	2013
	in EUR thousands
Net result before taxes	(25,960)	(57,141)	(95,215)

Income tax expense/benefit (German tax rate)	(7,928)	(17,451)	(29,079)

Effect from differences to foreign tax rates	(833)	(2,291)	(1,768)
Non-deductible expenses	765	1,848	338
Tax losses not recognized as assets	13,798	27,277	36,089
Recognition / de-recognition of deferred tax assets	348	(431)	662
Effect from changes in local tax rate	54	0	4
Effect of the use of loss carryforwards	(4,113)	(1,390)	(1,752)
Effect of permanent differences	(63)	(24)	(25)
Other	1,172	(2,168)	1,332

Taxes on income/loss	3,200	5,370	5,801

Effective tax rate	(12.3)%	(9.4)%	(6.1)%

10.   Current tax receivable and payable

        As of December 31, 2015 the current tax receivable and payable, arising because the amount of tax paid in the current or in prior periods was either too high or too low, are k€ 2,538 (2014: k€ 543) and k€ 2,874 (2014: k€ 1,969) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
	in EUR thousands
Cost
Balance at January 1, 2014	63,539	78,715	19,755	4,291	166,300
Additions	428	2,894	644	8,681	12,647
Disposals	29	504	2,172	47	2,752
Transfers	119	3,200	130	(3,474)	(25)
Effect of movements in exchange rates	311	2,452	271	153	3,187

Balance at December 31, 2014	64,368	86,757	18,628	9,604	179,357

Balance at January 1, 2015	64,368	86,757	18,628	9,604	179,357
Additions	344	10,935	416	829	12,524
Additions from business combinations		52			52
Disposals	76	8,572	2,918		11,566
Transfers	17	4,355	139	(4,521)	(10)
Effect of movements in exchange rates	304	2,346	297	293	3,240

Balance at December 31, 2015	64,957	95,873	16,562	6,205	183,597

Depreciation and impairment losses
Balance at January 1, 2014	20,903	51,647	13,884	0	86,434
Depreciation charge for the year	1,940	11,762	1,889		15,591
Impairment	0	0	0		0
Disposals	16	400	2,146		2,562
Transfers					0
Effect of movements in exchange rates	204	2,151	240		2,595

Balance at December 31, 2014	23,031	65,160	13,867	0	102,058

Balance at January 1, 2015	23,031	65,160	13,867	0	102,058
Depreciation charge for the year	1,847	5,391	1,566	342	9,146
Reversal of impairment	225	0	0	0	225
Disposals	76	8,434	2,896		11,406
Effect of movements in exchange rates	208	2,250	244	(10)	2,692

Balance at December 31, 2015	24,785	64,367	12,781	332	102,265

Carrying amounts
At January 1, 2014	42,636	27,068	5,871	4,291	79,866

At December 31, 2014	41,337	21,597	4,761	9,604	77,299

At January 1, 2015	41,337	21,597	4,761	9,604	77,299

At December 31, 2015	40,172	31,506	3,781	5,873	81,332

Depreciation

        Depreciation expense amounted to k€ 9,146 for 2015 and was k€ 15,591 and k€ 16,314 for 2014 and 2013 respectively.

        During each financial year, asset useful lives are reviewed in accordance with IAS 16. The effect of the changes in assets useful lives has been to increase the depreciation expense in 2015 by k€ nil (2014 k€ 561; 2013 k€ 2,160) compared with the depreciation which would have occurred had the asset useful lives remained unchanged. The changes relate to test equipment which is no longer used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Property, plant and equipment (Continued)

Impairments

        In 2015 and 2014 there were no impairments of Fixed Assets.

        In 2013 impairment charges of k€ 9,888 were made in respect of a building and specific equipment contained in that building in Herzogenrath, Germany. The impairment losses are recorded in Other operating expenses in the Income Statement, within AIXTRON's one operating segment, and are also shown in the table above.

        The company decided to relocate its main activities from its Kaiserstrasse facility in Herzogenrath to a purpose built building nearby. Consequently, the recoverable amount of the Kaiserstrasse facility was re-assessed as its fair value less costs of disposal, which was k€ 5,500.

        The valuation was carried out by a professionally qualified valuer (CIS Immobiliengutachter HypZert fuer finanzwirtschaftliche Zwecke) and is level 2 in the hierarchy of valuations in IFRS 13. The valuation was based on observable inputs from comparable property transactions. The valuation given of the building in 2013 was k€ 5,670 and an allowance for the costs of disposal of k€ 170 has been made against this.

        The valuation was updated on the same basis as at the end of 2015. The building is now valued at k€ 5,070 less costs of disposal of k€ 152. Other operating income includes a reversal of impairment of k€ 225 resulting from this updated valuation.

        The building is expected to be put on the market for sale in the near future.

Assets under construction

        Assets under construction relates mainly to self-built systems for development laboratories in 2015 and 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets

	Goodwill	Other intangible assets	Total
	in EUR thousands
Cost
Balance at January 1, 2014	81,504	36,833	118,337
Acquisitions		759	759
Disposals		1,990	1,990
Transfers		25	25
Effect of movements in exchange rates	982	2,620	3,602

Balance at December 31, 2014	82,486	38,247	120,733

Balance at January 1, 2015	82,486	38,247	120,733
Acquisitions		696	696
Additions from business combinations	10,515	4,655	15,170
Disposals			0
Transfers		10	10
Effect of movements in exchange rates	867	2,604	3,471

Balance at December 31, 2015	93,868	46,212	140,080

Amortisation and impairment losses
Balance at January 1, 2014	17,389	33,775	51,164
Amortisation charge for the year		1,409	1,409
Disposals		1,990	1,990
Effect of movements in exchange rates	284	2,595	2,879

Balance at December 31, 2014	17,673	35,789	53,462

Balance at January 1, 2015	17,673	35,789	53,462
Amortisation charge for the year		1,430	1,430
Disposals			0
Effect of movements in exchange rates	293	2,601	2,894

Balance at December 31, 2015	17,966	39,820	57,786

Carrying amounts
At January 1, 2014	64,115	3,058	67,173

At December 31, 2014	64,813	2,458	67,271

At January 1, 2015	64,813	2,458	67,271

At December 31, 2015	75,902	6,392	82,294

Amortization and impairment expenses for other intangible assets

        Amortization and impairment expenses for other intangible assets are recognized in the income statement as follows:

	2015 Amortisation	2014 Amortisation	2013 Amortisation
	in EUR thousands
Cost of sales	2	0	0
Selling expenses	0	1	1
General administration expenses	861	1,261	1,461
Research and development costs	570	147	147

	1,433	1,409	1,609

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

        In 2015, 2014, and 2013, no impairment losses were incurred and no reversals of impairment losses were made.

        The amortization expected to be charged on other intangible assets in the future years is as follows:

in EUR thousands
2016	1,274
2017	975
2018	815
2019	718
2020	580
After 2020	2,030

        The actual amortization can differ from the expected amortization.

Impairment of goodwill

        At the end of 2015 the Group assessed the recoverable amount of goodwill and determined that no impairment loss had to be recognized (2014: k€ 0; 2013 k€ 0).

        The carrying value of goodwill was k€ 75,902 (2014 k€ 64,813; 2013 k€ 64,115).

        As at the end of 2015 the cash generating unit, to which the goodwill has been allocated, is the Aixtron Group Semiconductor Equipment segment.

        The recoverable amount of the cash-generating unit is determined through a fair value less cost to sell calculation. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As AIXTRON has only one cash generating unit (CGU), market capitalization of AIXTRON, adjusted for a control premium, has been used to determine the fair value less cost to sell of the cash generating unit. This is level 2 in the hierarchy of fair value measures set out in IFRS 13.

        As at December 31, 2015 the market capitalization of AIXTRON was € 460.6 million, based on a share price of € 4.128 and issued shares (excluding Treasury Shares) of 111,581,783.

        In an orderly selling process costs are incurred. AIXTRON has used 1.5% to account for the costs to sell.

        A control premium typically in the range of 20%-40% is incurred in the acquisition of a company. A 20% premium has been applied in this test to adjust the market capitalization to the fair value. Market capitalization was also adjusted for net debt and tax assets prior to comparing it to the carrying amount of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Intangible assets (Continued)

the CGU. The analysis shows that the fair value less costs to sell of the CGU AIXTRON exceeds its carrying amount and that Goodwill is not impaired.

	Impairment Test 2015	Impairment Test 2014	Sensitivity Analysis 2015 No control premium	Sensitivity Analysis 2015 20% Control premium
	Euro millions
Market capitalisation as of December 31	460.6	1,045.6	402.5	335.5
Costs to sell in percentage	1.50%	1.50%	1.50%	1.50%
Costs to sell	(6.9)	(15.7)	(6.0)	(5.0)

Market capitalisation less cost to sell	453.7	1,029.9	396.5	330.4

Control premium in percentage	20.00%	20.00%	0.00%	20.00%
Control premium	90.7	206.0	0.0	66.1

Market capitalisation and control premium less cost to sell	544.4	1,235.9	396.5	396.5
Net debt	(209.4)	(268.1)	(209.4)	(209.4)
Tax assets	(3.0)	(2.8)	(3.0)	(3.0)

Fair value less costs to sell of CGU	332.0	965.0	184.1	184.1
Carrying amount of the CGU	184.1	144.8	184.1	184.1

Surplus of fair value less cost to sell over carrying amount	147.9	820.2	0.0	0.0

Surplus of fair value less cost to sell over carrying amount as a percentage	80%	566%	0%	0%

        The fair value less costs to sell, which is the recoverable amount, exceeds the carrying amount of the CGU by 80% (2014: 566%).

        A sensitivity analysis of the impairment test, in which the control premium is reduced to zero, shows that the carrying amount of the CGU would equal the recoverable amount should the market capitalization of AIXTRON fall by 13% (2014: 60%) to € 402.5 million; € 3.61 per share (2014: € 422.0 million; € 3.78 per share).

        A sensitivity analysis of the impairment test in which a control premium of 20% or 40% was used would show that the carrying amount of the CGU would equate with the recoverable amount should the share price be € 3.01 or € 2.58 respectively (2014: 20%, € 3.15; 40%, € 2.70).

13.   Other non-current assets

        Other non-current assets totaling k€ 630 (2014: k€ 382) include mainly rent deposits for buildings.

14.   Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

        Deferred tax assets are recognized at the level of individual consolidated companies in which a loss was realised in the current or preceding financial year, only to the extent that realization in future periods is probable. The nature of the evidence used in assessing the probability of realization includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was k€ 1,542 (2014: k€ 2,281).

        Deferred taxes for tax losses in the amount of k€ 161,068 (2014: k€ 129,544) and on deductible temporary differences in the amount of k€ 19,555 (2014: k€ 12,164) were not recognized. Tax losses in the amount of k€ 139,853 can be used indefinitely (2014: k€ 110,550), k€ nil expire by 2020 (2014: k€ nil, by 2019) and k€ 21,215 expire after 2020 (2014: k€ 18,994 after 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Deferred tax assets and liabilities (Continued)

        The following table shows the development of temporary differences during the financial year:

        Deferred tax assets and liabilities are attributable to the following items

	Assets		Liabilities		Net
	2015	2014	2015	2014	2015	2014
	in EUR thousands
Property, plant and equipment	185	624			185	624
Trade receivables	1	(29)			1	(29)
Inventories	473	939			473	939
Employee benefits	257	318			257	318
Currency translation	9	(37)			9	(37)
Provisions and other liabilities	74	80			74	80
Intangible assets					0	0
Other	(35)	(56)		(34)	(35)	(90)
Tax losses	2,278	2,281			2,278	2,281
Derivative financial instruments					0	0

Deferred tax assets (+) liabilities (–)	3,242	4,120	0	(34)	3,242	4,086

	Balance at January 1, 2015	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2015
	in EUR thousands
Property, plant and equipment	624	(439)	0	185
Trade receivables	(29)	30	0	1
Inventories	939	(466)	0	473
Employee benefits	318	(61)	0	257
Currency translation	(37)	(320)	366	9
Provisions and other liabilities	80	(6)	0	74
Intangible assets	0	0	0	0
Other	(90)	55	0	(35)
Tax losses	2,281	(3)	0	2,278

	4,086	(1,210)	366	3,242

	Balance at January 1, 2014	Recognised in income statement	Directly recognised in Other Comprehensive Income	Balance at December 31, 2014
	in EUR thousands
Property, plant and equipment	124	500	0	624
Trade receivables	693	(722)	0	(29)
Inventories	959	(20)	0	939
Employee benefits	209	109	0	318
Currency translation	29	(397)	331	(37)
Provisions and other liabilities	53	27	0	80
Intangible assets	(711)	711	0	0
Other	(371)	281	0	(90)
Tax losses	3,328	(1,047)	0	2,281

	4,313	(558)	331	4,086

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Long term receivable from current tax

        Long term receivables from current tax consist of a receivable from corporate tax which will be refunded over a period of up to five years. The amount included in long term receivables is for the amount receivable after more than one year from the balance sheet date.

16.   Inventories

	Note	2015	2014
		in EUR thousands
Raw materials and supplies		37,259	32,019
Work in process		20,615	42,269
Inventories at customers' locations		12,943	7,406

		70,817	81,694

		2015	2014
		in EUR thousands
Inventories recognised as an expense during the period	3	95,143	134,940
Reversals of write-downs recognised during the year	3	(10,372)	(32,018)

		84,771	102,922

Write-down of inventories during the year	3	4,141	3,016
Inventories measured at net realisable value		10,312	5,665
Carrying amount of inventories pledged as security for liabilities		0	0

        The reversal of write-downs recognized during the year in both 2014 and 2015 mainly relates to inventories which had been written down to their net realizable value and subsequently were sold.

17.   Trade receivables and other current assets

	2015	2014
	in EUR thousands
Trade receivables	28,366	27,269
Allowances for doubtful accounts	(2,410)	(945)

Trade receivables—net	25,956	26,324

Prepaid expenses	1,551	1,152
Reimbursement of research and development costs	1,310	1,485
Advance payments to suppliers	919	2,010
VAT recoverable	1,046	1,865
Other assets	865	1,211

Total other current assets	5,691	7,723

	31,647	34,047

        Additions to allowances against trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances against receivables developed as follows:

	2015	2014
	in EUR thousands
Allowance at January 1	945	1,821
Translation adjustments	16	21
Impairment losses recognised	1,509	2
Used	0	(866)
Impairment losses reversed	(60)	(33)

Allowance at December 31	2,410	945

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Trade receivables and other current assets (Continued)

        Ageing of past due but not impaired receivables

	2015	2014
	in EUR thousands
1-90 days past due	2,534	1,891
More than 90 days past due	3,200	2,084

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

        At the balance sheet date one customer accounted for 22% of the company's net trade receivables, no other single customer accounted for more than 10% of trade receivables. In 2014 four customers each accounted for more than 10% of the company's net trade receivables, representing respectively 30.4%, 16.2%, 11.5% and 10.5% of trade receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

        Included in the Company's trade receivable balance are debtors with a carrying amount of k€ 5,734 (2014: k€ 3,975) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality, and although the company has no collateral, the amounts are still considered recoverable.

        In determining the financial assets which may be individually impaired the Company has taken into account the likelihood of recoverability based on the past due nature of certain receivables, and our assessment of the ability of all counter-parties to perform their obligations.

18.   Other financial assets

        Other financial assets of k€ 93,089 (2014: k€ 151,494) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

        An analysis of the maturities at December 31, 2015 and 2014 is as follows:

	2015	2014
	In EUR thousands
Maturity up to 180 days	93,089	111,494
Maturity 181 days to 365 days	0	40,000

	93,089	151,494

19.   Cash and cash equivalents

	2015	2014
	in EUR thousands
Cash-in-hand	5	3
Bank balances	116,300	116,577

Cash and Cash equivalents	116,305	116,580

        Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

        Bank balances included k€ 0 given as security (2014: k€ 0) at December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Shareholders' Equity

FULLY PAID CAPITAL

	2015	2014
January 1	112,694,555	112,613,445
Shares issued during the year	25,800	81,110

Issued and fully paid capital at December 31, including Treasury Shares	112,720,355	112,694,555

Treasury shares	(1,138,572)	(1,103,519)

Issued and fully paid share capital at December 31 under IFRS	111,581,783	111,591,036

        The share capital of the company consists of no-par value shares and was fully paid-up during 2015 and 2014. Each share represents a portion of the share capital in the amount of € 1.00.

Authorized share capital

        Authorized share capital, including issued capital, amounted to € 219,214,144 (2014: € 219,214,144).

Additional paid-in capital

        Additional paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

        In 2015 and 2014 all shares issued were the results of stock options being exercised.

        The Company regards its shareholders' equity as capital for the purpose of managing capital. Changes in Shareholders' equity are shown in the Consolidated Statement of Changes in Equity. The Company considers its capital resources to be adequate.

Income and expenses recognized in other comprehensive income

	Currency translation	Total
	in EUR thousands
Balance at December 31, 2012	(2,553)	(2,553)

Change in currency translation	(6,130)	(6,130)

Balance at December 31, 2013	(8,683)	(8,683)

Change in currency translation	11,815	11,815

Balance at December 31, 2014	3,132	3,132

Change in currency translation	9,117	9,117

Balance at December 31, 2015	12,249	12,249

        The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the Euro.

21.   Loss per share

Basic loss per share

        The calculation of the basic loss per share is based on the weighted-average number of common shares outstanding during the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   Loss per share (Continued)

Diluted loss per share

        The calculation of the diluted loss per share is based on the weighted-average number of outstanding common shares and of common shares with a possible dilutive effect resulting from share options being exercised under the share option plan.

	2015	2014	2013
Loss per share
Net profit/loss attributable to the shareholders of AIXTRON SE in kEUR	(29,160)	(62,511)	(101,016)
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share	111,583,480	112,107,905	103,016,618

Basic loss per share (EUR)	(0.26)	(0.56)	(0.98)

Loss per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON SE in kEUR	(29,160)	(62,511)	(101,016)
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share	111,583,480	112,107,905	103,016,618
Dilutive effect of share options	0	0	0
Weighted average number of common shares and ADS for the purpose of Earnings/Loss Per Share (diluted)	111,583,480	112,107,905	103,016,618

Diluted loss per share (EUR)	(0.26)	(0.56)	(0.98)

        The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

Number of shares	2015	2014	2013
Share options	2,891,815	3,521,639	3,289,025

22.   Employee benefits

Defined contribution plan

        The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made by the company do not exceed 10% of qualified employees' base salaries. In 2015 the expense recognized for defined contribution plans amounted to k€ 1,274 (2014: k€ 1,667, 2013: k€ 1,340).

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

AIXTRON stock option plan 1999

        In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. Under this plan options for the purchase of 644,000 common shares were outstanding as of December 31, 2015.

AIXTRON stock option plan 2002

        In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. No grants were issued with a strike price less than fair market value. Options to purchase 108,750 common shares were outstanding under this plan as of December 31, 2015.

AIXTRON stock option plan 2007

        In May 2007, options were authorized to purchase 3,919,374 shares of common stock. 50% of the granted options may be executed after a waiting period of not less than two years, further 25% after three years and the remaining 25% after at least four years. The options expire 10 years after they have been granted. Under the terms of the 2007 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. Options to purchase 1,113,665 common shares were outstanding under this plan as of December 31, 2015.

AIXTRON stock option plan 2012

        In May 2012, options were authorized to purchase shares of common stock. The granted options may be exercised after a waiting period of not less than four years. The options expire 10 years after they have been granted. Under the terms of the 2012 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 30%. Options to purchase 1,025,400 were outstanding under this plan as of December 31, 2015.

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

        No options to purchase AIXTRON ADS remain outstanding under this plan as of December 31, 2015.

Summary of Stock Option Transactions

	2015		2014
AIXTRON share options	Number of shares	Average exercise price (EUR)	Number of shares	Average exercise price (EUR)
Balance at January 1	3,521,639	21.02	3,283,435	23.47
Granted during the year	0		1,150,400	13.19
Exercised during the year	25,800	4.08	81,110	5.53
Forfeited during the year	604,024	42.61	831,086	21.35

Outstanding at December 31	2,891,815	16.67	3,521,639	21.02

Exercisable at December 31	1,214,165	20.46	1,564,214	28.91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Share-based payment (Continued)

	2015		2014
Genus share options	Number of shares	Average exercise price (USD)	Number of shares	Average exercise price (USD)
Balance at January 1	0		5,590	6.55
Exercised during the year	0		0
Expired during the year	0		5,590	6.55

Outstanding at December 31	0		0

Exercisable at December 31	0		0

AIXTRON Stock Options as of December 31, 2015

	Exercise price per share (EUR)	Underlying shares represented by outstanding options	Shares represented by exercisable options	Average option life (in years)
2001	26.93	252,000	0	0.5
2002	7.48	392,000	0	1.5
2006	3.83	108,750	108,750	0.5
2007	10.09	119,125	119,125	2.0
2008	4.17	83,415	83,415	3.0
2009	24.60	425,825	425,825	4.0
2010	26.60	452,300	452,300	5.0
2011	12.55	8,000	6,000	6.0
2012	15.75	25,000	18,750	7.0
2014	14.01	41,000	0	9.0
2014	13.14	984,400	0	9.0

		2,891,815	1,214,165

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

        In 2015, the personnel expenses from share-based payments, all of which were equity settled share based payments, were k€ 991 (2014: k€ 779; 2013: k€ 981).

        As of December 31, 2015 an amount of k€ 2,649 relating to stock options granted prior to that date had not yet been recognized as a personnel expense. This amount will be charged over the periods to 2018. The expected allocation of the expense is as follows: 2016: k€ 980, 2017: k€ 975 and 2018 k€ 694.

AIXTRON share options granted

	in 2014 (October)	in 2014 (June)
Fair value on grant date	€3.79	€4.26

Price per share	€10.11	€10.77
Exercise price	€13.14	€14.01
Expected volatility	50.53%	50.92%
Option life	10.0 years	10.0 years
Expected dividend payments	€0.13	€0.13
Risk-free interest rate	1.03%	1.46%

  The expected volatility is based on historical volatility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Provisions

        Development and breakdown of provisions

	01.01.2015	Exchange rate differences	Usage	Reversal	Addition	31.12.2015	Current	Non- current
	in EUR thousands
Personnel expenses	9,666	244	4,830	2,273	2,817	5,624	5,624	0
Warranties	7,683	51	6,807	0	5,539	6,466	5,381	1,085
Onerous contracts	3,352	70	3,352	5	2,571	2,636	2,636	0
Commissions	682	7	508	174	418	425	425	0
Other	7,880	163	6,134	1,228	5,655	6,336	6,116	220

Total	29,263	535	21,631	3,680	17,000	21,487	20,182	1,305

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

        For provisions existing at both December 31, 2015 and December 31, 2014, the economic outflows resulting from the obligations that are provided for are expected to be settled within one year of the respective balance sheet date for current provisions and within two years of the respective balance sheet date, but more than one year, for non-current provisions.

25.   Trade payables and other current liabilities

        The liabilities consist of the following:

	2015	2014
	in EUR thousands
Trade payables	9,814	16,397

Liabilities from grants	2,665	2,015
Payroll taxes and social security contributions	655	769
VAT and similar taxes	644	52
Other liabilities	21,004	356

	24,968	3,192

	34,782	19,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Trade payables and other current liabilities (Continued)

        The carrying amount of trade payables and other current liabilities approximates their fair value. Trade payables, grant liabilities, taxes and other liabilities fall due for payment within 90 days of receipt of the relevant goods or services.

        Other liabilities includes k€ 17,187 (2014 k€ nil) previously recorded as an advance payment from a customer in China and which is repayable following the reduction in order volume.

26.   Financial Instruments

        Details of the significant accounting policies and methods, the basis of measurement that are used in preparing the financial statements and the other accounting policies that are relevant to an understanding of the financial statement are disclosed in note 2 to the financial statements.

Financial risk management objectives

        The group seeks to minimize the effects of any risk that may occur from any financial transaction. Key aspects are the exposures to liquidity risk, credit risk, interest rate risk and currency risk arising in the normal course of the Company's business.

        The AIXTRON Group's central management coordinates access to domestic and international financial institutions and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposure to risk by likelihood and magnitude. These risks cover all aspects of the business, including financial risks; and the risk management system is in accordance with the corporate governance recommendations specified in the German Corporate Governance Code.

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

        As at December 31, 2015 the group had no borrowings (2014 nil). Financial liabilities, all due within one year, of k€ 34,782 (2014 k€ 19,589) consisting of trade payables and other liabilities and are shown in Note 25, together with an analysis of their maturity.

        As at December 31, 2015 the group had k€ 116,305 cash and cash equivalents (2014 k€ 116,580) and a further k€ 93,089 of fixed deposits with banks (2014 k€ 151,494).

Credit risks

        Financial assets generally exposed to a credit risk are trade receivables (see note 17) and cash and cash equivalents.

        The Group's cash and cash equivalents are kept with banks that have a good credit standing. Central management of the Group assesses the counter-party risk of each financial institution dealt with and sets limits to the Group's exposure to those institutions. These credit limits are reviewed from time to time so as to minimize the default risk as far as possible and to ensure that concentrations of risk are managed.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

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

Foreign currency risk

        The Company may enter into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts to hedge the exchange rate risk arising on the export of equipment, the Company did not use derivative financial instruments during either 2015 or 2014. The main exchange rates giving rise to the risk are those between the US Dollar, Pound Sterling and Euro.

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2015	2014	2015	2014
	in EUR thousands
US Dollars	(24,416)	(62,064)	112,313	123,852
GB Pounds	(1,903)	(3,158)	10,489	13,218

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

	USD Currency Effect
Increase in value of Euro by 10% kEUR	2015	2014
Profit or loss	(6,482)	(3,529)
Other comprehensive income	(1,404)	(2,429)

	USD Currency Effect
Decrease in value of Euro by 10% kEUR	2015	2014
Profit or loss	6,482	3,529
Other comprehensive income	1,404	2,429

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

Fair values

        Cash and cash equivalents, Loans and receivables and Held to maturity investments are stated at amortized cost. At FVTPL are classed as at fair value through profit or loss and are designated as such upon initial recognition. At FVTPL includes accrued receivables arising as the difference between the fair value of revenue (note 3) and the invoiced amounts. The fair value is level 2 in the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

        The fair values and the carrying amounts of the financial instruments shown in the balance sheet are shown in the following table. Financial assets are classified into categories.

FINANCIAL ASSETS 2015

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Cash and cash equivalents	116,305	0	0	0	116,305
Other financial assets	0	0	93,089	0	93,089
Other non-current assets	0	630	0	0	630
Trade receivables	0	25,542	0	414	25,956

Total	116,305	26,172	93,089	414	235,980

At amortized cost	116,305	26,172	93,089		235,566
At fair value				414	414

FINANCIAL LIABILITIES 2015

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Other payables at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Trade payables	0	0	9,814	0	9,814
Advance payments from customers (not in scope of IFRS 7)	0	0	24,011	0	24,011

Total	0	0	33,825	0	33,825

At amortized cost	0	0	33,825		33,825
At fair value				0	0

FINANCIAL ASSETS 2014

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Held to-maturity investments at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Cash and cash equivalents	116,580	0	0	0	116,580
Other financial assets	0	0	151,494	0	151,494
Other non-current assets	0	382	0	0	382
Trade receivables	0	23,374	0	2,950	26,324

Total	116,580	23,756	151,494	2,950	294,780

At amortized cost	116,580	23,756	151,494		291,830
At fair value				2,950	2,950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Financial Instruments (Continued)

FINANCIAL LIABILITIES 2014

	Cash and cash equivalents at amortised cost	Loans and receivables at amortised cost	Other payables at amortised cost	At FVTPL at fair value	Total Carrying amount and fair value
	in EUR thousands
Trade payables	0	0	16,397	0	16,397
Advance payments from customers (not in scope of IFRS 7)	0	0	66,928	0	66,928

Total	0	0	83,325	0	83,325

At amortized cost	0	0	83,325		83,325
At fair value				0	0

Trade receivables/payables

        For trade receivables/payables due within less than one year, measured at amortized cost, the fair value is taken to be the carrying amount.

27.   Operating leases

LEASES AS LESSEE

        Non-cancellable operating lease rentals are payable as follows:

in EUR thousands
Not later than one year	3,919
Later than one year and not later than five years	2,878
Later than five years	41

6,838

        The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

        The expenses for leasing contracts were k€ 4,520, k€ 4,150 and k€ 3,957 for 2015, 2014 and 2013 respectively.

28.   Capital commitments

        As of December 31, 2015, the Company had entered into purchase commitments with suppliers in the amount of k€ 19,104 (2014: k€ 38,998) for purchases within the next 12 months. Commitments for capital expenditures for fixed assets are k€ 1,059 (2014: k€ 1,977) as of December 31, 2015.

29.   Contingencies

        The Company is involved in various legal proceedings or can be exposed to a threat of legal proceedings in the normal course of business. The Executive Board regularly analyses these matters, considering any possibilities of avoiding legal proceedings or of covering potential damages under insurance contracts and has recognized, where required, appropriate provisions. It is not expected that such matters will have a material effect on the Company's net assets, results of operations and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.   Identity of related parties

        Related parties of the Company are members of the Executive Board and members of the Supervisory Board.

Executive Board and Supervisory Board Remuneration

        The disclosures for key management personnel compensation required according to IAS 24 contain the remuneration of the Executive Board and the Supervisory Board.

        Remuneration of the members of the Executive Board:

	2015	2014	2013
	in EUR thousands
Short-term employee benefits	1,041	1,387	1,555
Termination benefits	0	—	780
Share based payments	—	628	250

	1,041	2,015	2,585

        Share based payments refer to the fair value of share options at grant date and also includes that portion of bonus agreements which is settled in shares.

        Remuneration of the members of the Supervisory Board:

        Supervisory Board:

	2015	2014	2013
	in EUR thousands
Fixed remuneration (incl. attendance fee)	303	293	290

	303	293	290

        Individual amounts and further details regarding the remuneration of the members of the Executive Board and Supervisory Board are disclosed in the Remuneration Report which is an integral part of the Group Management Report.

31.   Consolidated entities

        AIXTRON S.E. controls the following subsidiaries:

		Share of capital in %
	Country	2015	2014
AIXTRON Inc	USA	100	100
AIXTRON Ltd.	England & Wales	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
AIXTRON AB	Sweden	100	100
AIXTRON KK	Japan	100	100
AIXTRON China Ltd	P. R. China	100	100
Genus trust*	USA	n.a.	n.a.

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

33.   Auditors' fees

        Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2015	2014
	in EUR thousands
for audit	731	699
for other confirmation services	33	34
for tax advisory services	124	173
for other services	18	53

	906	959

        Included in the total amount of fees are fees for the group auditor Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of k€ 583 for audit (2014: k€ 416), k€ 33 for other confirmation services (2014: k€ 34), k€ 41 for tax services (2014: k€ 76) and k€ 18 for other services (2014: k€ 53).

34.   Employees

        Compared to last year, the average number of employees during the current year was as follows:

Employees by Function
average number for the year

	2015	2014
Sales	61	65
Research and Development	265	285
Manufacturing and Service	326	331
Administration	88	86
Employees (§ 314 HGB)	740	767
Executive board members	2	2

	742	769
Apprentices	15	16

	757	785

35.   Statement of compliance with the German Corporate Governance Code

        In 2015, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available on the Company's web site at http://www.aixtron.com/en/investors/corporate-governance/principles

36.   Supervisory Board and Executive Board

Composition of the Supervisory Board as of December 31, 2015

  •
  Dipl.-Kfm. Kim Schindelhauer

  •
  Aachen / businessman / Chairman of the Supervisory Board since 2002

  •
  Prof. Dr. Wolfgang Blättchen

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36.   Supervisory Board and Executive Board (Continued)

  •
  Leonberg / Managing Director of Blättchen Advisory GmbH / member of the Supervisory Board since 1998 / Deputy Chairman of the Supervisory Board since February 27, 2013

    Membership of Supervisory Boards and controlling bodies:

    •
    Pfisterer Holding AG, Winterbach—Chairman of the Supervisory Board

    •
    H. STOLL AG & Co. KG, Reutlingen—member of the Supervisory Board (June 2015 until January 2016)

    •
    FAS AG, Stuttgart—member of the Supervisory Board

  •
  Prof. Dr. Rüdiger von Rosen

    Frankfurt/Main / businessman / member of the Supervisory Board since 2002

    Membership of Supervisory Boards and controlling bodies:

    •
    ICF Kursmakler AG, Frankfurt/Main—Deputy Chairman of the Supervisory Board

    •
    Paladin Asset Management Investment AG, Frankfurt/Main—Chairman of the Supervisory Board

    •
    AKO Capital AG, Thalwil/Switzerland—member of the Board

  •
  Prof. Dr. Petra Denk

    Unterschleißheim / Professor of Energy Economics / member of the Supervisory Board since 2011

    Membership of Supervisory Boards and controlling bodies:

    •
    Pfisterer Holding AG, Winterbach—member of the Supervisory Board

  •
  Dr Andreas Biagosch

    Munich / Managing Partner Impacting I GmbH & Co KG / member of the Supervisory Board since May 2013

    Membership of Supervisory Boards and controlling bodies

    •
    Wacker Chemie AG, Munich, member of the Supervisory Board

    •
    Lürssen Maritime Beteiligungen, Bremen, member of the Advisory Board

    •
    Ashok Leyland Limited, Chennai/Indien—non-executive director

  •
  Dr Martin Komischke

    Morgarten/Switzerland / Group Chief Executive Officer, Hoerbiger Holding AG, Zug/Switzerland / member of the Supervisory Board since May 2013

    Membership of Supervisory Boards and controlling bodies

    •
    Adcuram Group AG, Munich—member of the Supervisory Boarvd

        The composition of the Company's Executive Board is:

  •
  Martin Goetzeler, Icking, businessman, Chairman, President and Chief Executive Officer since March 1, 2013

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

        As disclosed in notes 3 and 16, during the years 2015, 2014 and 2013 the Company incurred expenses of k€ 4,141, k€ 3,016 and k€ 17,885 respectively arising mainly from changes to past assumptions concerning net realizable value of inventories and excess and obsolete inventories. In future periods, write-downs of inventory may be necessary due to (1) reduced demand in the markets in which the Company operates, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for the Company's products. These factors could result in adjustment to the valuation of inventory in future periods, and significantly impact the Company's future operating results.

        Commitments for the manufacture of 25 AIX R6 systems existed as of December 31, 2015. The carrying value of inventories and outstanding supplier commitments totals k€ 20,608. The expected realizable value of these systems has been based on past experience and estimates supplied by regional and head office sales management. A further 3 systems were in the process of customer qualification as of December 31, 2015.

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

Legal proceedings

        In the normal course of business, the Company is subject to various legal proceedings and claims. On January 4, 2016, the Company was named as a defendant in a putative class action commenced in the United States District Court for the Southern District of New York brought on behalf of a putative class of purchasers of the Company's securities between September 25, 2014 and December 9, 2015. The complaint claims in part that the Company made false and/or misleading statements, as well as failed to disclose

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37.   Critical accounting judgments and key sources of estimation and uncertainty (Continued)

material adverse facts about the Company's business, operations and prospects. AIXTRON disputes the allegations and intends to contest the allegations vigorously.

        The Company, based upon advice from legal counsel, believes that the matters the Company is aware of are not likely to have a material adverse effect on its financial condition or results of operations. The Company is not aware of any unasserted claims that may have a material adverse effect on its financial condition or results of operation.

38.   Acquisition of PlasmaSi Inc.

        On April 1st, 2015 the group acquired 100% of the voting equity interests of PlasmaSi Inc.(USA), obtaining control of the company. PlasmaSi enables the encapsulation of organic thin-films by depositing ultra-thin, light weight and flexible barrier films through its proprietary technology which is particularly well suited to OLED displays. In combining AIXTRON's OVPD technology with PlasmaSi's innovative approach the Company expects to be able to add significant value in the production of flexible OLED applications.

        The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.

in EUR thousands
Cash & cash equivalents	1,471
Property, plant & equipment	52
Other current assets	24
Identifiable intangible assets	4,655
Other current liabilities	(2,541)
Other non-current liabilities	(2,256)
Contingent consideration	(4,236)

Total identifiable liabilities	(2,831)
Goodwill	10,515

Net assets acquired & consideration	7,684

Satisfied by :
Cash paid	7,684

Cash consideration	7,684
Less: cash acquired	(1,471)

Net cash outflow on acquisition	6,213

        In March 2015, AIXTRON made a short term loan to PlasmaSi Inc. of USD 1.65m which is included in the other current liabilities assumed. The cash acquired of k€ 1,471 is effectively the cash needed to repay this loan to AIXTRON.

        The goodwill arising on the acquisition of k€10,515 is underpinned by a number of elements which individually cannot be quantified. The most significant of these is the competitive advantage gained from AIXTRON's complimentary products. None of the goodwill is expected to be deductible for tax purposes. Individually identifiable and quantifiable intangible assets amount to k€ 4,655 and represent the fair value of the developed technology acquired.

        Contingent consideration of k€4,236 is payable if specified sales milestones are met. The contingent consideration has been valued at its gross contractual amount because the milestones were met during the final quarter of 2015 and payment is expected to be made within one year of the acquisition date The contingent consideration outstanding as at December 31, 2015 was k€ 4,177, the difference arising from exchange rate movements.

        During 2015 the business of PlasmaSi was absorbed within other AIXTRON companies and PlasmaSI Inc. was dissolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

38.   Acquisition of PlasmaSi Inc. (Continued)

        The acquired business did not record revenue in 2015. A loss of k€ 2,719 in respect of the business is included in the Group Income Statement.

        Had the acquisition taken place on January1, 2015, the combined Group revenue would have been € 197.8m and the loss for the year would have been € 30.0m.